UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

KB Insurance Co., Ltd.

KB Capital Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

KB Financial Group Inc.

(Name of Person(s) Furnishing Form)

Common Shares of KB Insurance Co., Ltd. and KB Capital Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Jaekyo Cha

KB Insurance Co., Ltd.

KB Insurance Bldg.

117, Teheran-ro, Gangnam-gu, Seoul 06134, Korea

(Tel) +82-2-6900-2503

Jeong-Il Lee

KB Capital Co., Ltd.

295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do 16488, Korea

(Tel) +82-2-3475-3575

with a copy to:

Yong G. Lee, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Foreign Legal Consultant Office

19F, Ferrum Tower

19, Eulji-ro 5-gil, Jung-gu, Seoul 04539, Korea

(Tel) +82-2-6353-8010

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated June 12, 2017, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document

99.1(1)	Articles of Incorporation of KB Financial Group Inc.

99.1(2)	Articles of Incorporation of KB Insurance Co., Ltd.

99.1(3)	Articles of Incorporation of KB Capital Co., Ltd.

99.1(4)	Minutes of the Meeting of Board of Directors of KB Financial Group Inc.

99.1(5)	Minutes of the Meeting of Board of Directors of KB Insurance Co., Ltd.

99.1(6)	Minutes of the Meeting of Board of Directors of KB Capital Co., Ltd.

99.1(A)	KB Financial Group Inc. and Subsidiaries – Interim Consolidated Financial Statements as of March 31, 2017 and December 31, 2016 and for the Three-Month Periods Ended March 31, 2017 and 2016, and Report on Review of Interim Financial Statements.

99.1(B)	KB Financial Group Inc. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2016 and 2015, and Independent Auditor’s Report

99.1(C)	KB Financial Group Inc. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2015 and 2014, and Independent Auditor’s Report

99.1(D)	KB Insurance Co., Ltd. and Subsidiaries – Interim Consolidated Financial Statements as of March 31, 2017 and December 31, 2016 and for the Three-Month Periods Ended March 31, 2017 and 2016, and Report on Review of Interim Financial Statements

99.1(E)	KB Insurance Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2016 and 2015, and Independent Auditor’s Report

99.1(F)	KB Insurance Co., Ltd. and Subsidiaries – Consolidated Financial Statements as of and for the Years Ended December 31, 2015 and 2014, and Independent Auditor’s Report

99.1(G)	KB Capital Co., Ltd. and Subsidiaries – Interim Consolidated Financial Statements as of March 31, 2017 and December 31, 2016 and for the Three-Month Periods Ended March 31, 2017 and 2016, and Report on Review of Interim Financial Statements

99.1(H)	KB Capital Co., Ltd. – Financial Statements as of and for the Years Ended December 31, 2016 and 2015, and Independent Auditor’s Report

99.1(I)	KB Capital Co., Ltd. – Financial Statements as of and for the Years Ended December 31, 2015 and 2014, and Independent Auditor’s Report

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	KB Financial Group Inc. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jae Keun Lee
(Signature)

Managing Director and Chief Financial Officer
(Name and Title)

KB Financial Group Inc.

June 12, 2017
(Date)

Important information

These exchange offers (through stock swaps) involve the securities of a foreign company. The offers are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the exchange offers, such as in open market or privately negotiated purchases.

PROSPECTUS

June 12, 2017

KB Financial Group Inc. (“KB Financial Group” or the “Company”)

4,440,000 Common Shares of KB Financial Group

KRW216,121,440,000

1.	Effective Date of the Related Securities Registration Statement Dated May 30, 2017 (the “Securities Registration Statement”):	June 10, 2017

2.	Reference Share Price:	KRW48,676 (par value KRW5,000)

3.	Subscription Date:	June 22, 2017

4.	Payment Date:	July 7, 2017

5.	Location to Inspect this Prospectus and the Securities Registration Statement:

A.	Prospectus:	Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System g http://dart.fss.or.kr Physical Document: 84, Namdaemoon-ro, Jung-gu, Seoul (Eulji-ro 2-ga)

B.	Additional Reporting Documents:	Not applicable

C.	Securities Registration Statement:	Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System g http://dart.fss.or.kr

6.	Matters Related to Stabilization or Market Making:	Not applicable

SUMMARY INFORMATION

Note: Capitalized terms used in this “Summary Information” section without definitions have the meanings ascribed to them in the main body of this document.

I.	INVESTMENT RISK FACTORS

Business Risks	[Business Risks Relating to KB Financial Group (the Wholly-Owning Parent Company)]
	A.	Risks Relating to the Competitiveness and Results of Operations of the Subsidiaries of a Financial Holding Company

Pursuant to applicable laws, a financial holding company may not engage in any profit-generating business other than the business of managing its subsidiaries and certain ancillary activities, including financially supporting its subsidiaries, raising capital for investment in its subsidiaries and supporting the business of its subsidiaries. Therefore, the primary source of income for a financial holding company is dividends from its subsidiaries, and the competitiveness of a financial holding company is directly related to the competitiveness of its subsidiaries in their respective fields. The competitiveness and the results of operations of the subsidiaries of KB Financial Group, including its main banking subsidiary as well as those in the securities brokerage, credit card, insurance, asset management and other financial industries, have a direct effect on the competitiveness and profitability of KB Financial Group. Accordingly, investors should review the overall financial business of KB Financial Group’s main subsidiaries to understand KB Financial Group’s future results and competitiveness in the market.

	B.	Risks Relating to Changes in the Global Financial Markets

Changes in the global financial markets, including (i) the global economic downturn due to the Eurozone fiscal crisis in 2010, (ii) increased market volatility stemming from global efforts to ease monetary policy due to the decrease in crude oil prices since 2012 as a result of shale gas development, (iii) increased uncertainty in the global economy arising from the commencement of scale-down by the United States of its “quantitative easing” stimulus program in 2013, (iv) continued increases in policy rates by the United States in 2016 as well as uncertainties regarding President Trump’s economic policies and (v) issues relating to possible additional exits from the European Union following the “Brexit” vote, contributed to increased uncertainty globally and had a significant effect on the financial industry, which in turn has had both a direct and indirect impact on KB Financial Group.

	C.	Intensified Competition due to Restructuring in the Financial Industry

Financial holding companies are pursuing mergers and acquisitions to become larger, diversify and achieve business synergies. The restructuring of the financial industry is being led by financial holding companies (including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent attainment of the second-largest market share in the banking industry in terms of lending and deposit-taking businesses, the establishment of NongHyup Financial Group in 2012, the sale of major subsidiaries by Woori Finance Holdings in 2014, the acquisition of KB Insurance by KB Financial Group in 2015, the acquisition of Hyundai Securities by KB Financial Group in 2016 and the privatization of Woori Bank in 2017). In addition, KB Financial Group intends to achieve business synergies by acquiring a 100% interest in each of KB Insurance and KB Capital through the Stock Swaps.

Increased competition due to diversification in the financial industry, strengthening of financial consumer protection, increased demands placed by society to promote the public interest and other changes have led to an emergence of a new competitive landscape for financial institutions. Investors should note that such intensification of competition may have an adverse effect on the profitability of KB Financial Group.

D.	Risks Relating to Possible Information Technology Breaches

The financial services industry is highly dependent on information technology and the appropriate management of relevant information technology systems is required. Financial and non-financial losses may result upon the occurrence of an incident involving information technology systems. In recent years, the financial services industry has been subject to a series of security breaches of various types, including hacking attempts and leakage of personal information by an employee of a contractor, which prompted the government to prepare and implement the “Comprehensive Measures for the Prevention of Leakage of Personal Information in the Financial Services Sector” through joint cooperation of related governmental departments. As a result, KB Financial Group is making a group-wide effort to prevent leakage of personal information of its customers. However, if KB Financial Group were to become subject to such breaches in the future, there can be no assurance that they would not result in damage to its reputation and regulatory penalties, as well as financial loss due to litigation costs.

E.	Introduction and Growth of the Financial Technology Industry

While the introduction and growth of the financial technology (“fintech”) industry, which focuses on digital wallets and mobile payment solutions, has created an opportunity for traditional banks to develop and offer new financial services, it has also enabled non-financial institutions to enter the fintech market, which may cause financial holding companies to face a new financial environment. Furthermore, global fintech companies’ entry into the Korean market and competition with Korean service providers could lead to additional competition within the financial services industry. Investors should note such risks when making their investment decision.

F.	Risks Relating to the Introduction of Internet Primary Banks

Internet primary banks are banks that operate only a small number of or without branches and conduct most of their operations through electronic means, including automated teller machines (“ATMs”) and the internet. The emergence of internet primary banks is expected to provide new benefits to customers through applications of financial technology and to encourage competition with existing banks, but there are doubts as to whether internet primary banks will be able to grow within the bounds of the current financial system. Pursuant to the Bank Act (Article 16-2 and paragraph (1) of Article 15), non-financial capital may not own 10% or more of the shareholding (4% if using voting rights as a criteria) in a bank. Given their complicated shareholder structures, there is concern that internet primary banks may not be able to effectively and efficiently manage and grow their business.

The recent proposed amendments to the Bank Act as submitted to the National Assembly include a proposal to change the limit on industrial capital’s shareholding in internet primary banks from the current 4% to 50%. However, actions to consider such amendments have been hampered by disputes between the ruling and the opposition parties as well as the national controversy surrounding Choi Soon Sil since December 2016. In order for K bank, which started its operations in April 2017, and Kakao Bank, which expects to begin operations in the first half of 2017, to expand their businesses beyond internet fund transfer services to provide differentiated financial services, the proposal to change the limit on industrial capital’s shareholding in internet primary banks must pass to allow non-financial business operators (such as Kakao Corporation and KT Corporation) to manage the internet primary bank businesses as major shareholders. Investors should note that such a paradigm shift in the banking industry, including the emergence of internet primary banks that plan to provide differentiated financial services, would have a direct and indirect effect on the business risks of KB Financial Group, which operates in the same industry.

G.	Slowing Growth of the Korean Financial Markets and the Minor Position of Korean Banks in the Global Financial Markets

Competition in the Korean financial markets is further intensifying due to the slowing of growth in such markets. In addition, the economic downturn in Korea and abroad, deteriorating corporate profitability and the household debt issue in Korea indicate that the economic stagnation in Korea will be prolonged. Due to intense competition in the Korean financial markets, Korean banks are actively entering overseas markets but the scale of their operations is small compared to global banks. Korean banks are inferior in terms of size and funding costs for purposes of competing with global banks in overseas financial markets, which may have an adverse effect on the profitability of Korean banks. Investors should note such risks when making their investment decision.

[Business Risks Relating to KB Insurance (a Wholly-Owned Subsidiary)]

A.	Risk of Termination of Existing Contracts and Decrease of New Product Subscription Due to Economic Recession

The general insurance industry deals in service products that are more like durable goods than necessity goods and therefore are affected by economic fluctuations. In April 2017, the Bank of Korea reported its predicted Korean economic growth rate for 2017 to be 2.6%, 0.2% lower than the 2.8% growth rate for 2016. This may lead to an increase in contract terminations and a decrease in new product subscriptions, and thereby negatively impact KB Insurance’s business.

B.	Risks of Decreasing Profitability of Managed Assets Due to Low Interest Rates

Low interest rates have persisted since the Bank of Korea lowered the basic interest rate to 1.25% in June 2016. Low interest rates have exerted a negative influence on the investment profits of the general insurance industry, and the profitability of managed assets in the general insurance industry fell from 4.37% in 2012 to 3.55% in 2016. Continuation of a low interest rate environment may lead to prolonged decreased profits from managed assets, reducing the overall profitability of KB Insurance.

C.	Risks Associated with Changes in Policy and Regulations

The general insurance industry is a financial industry that engages in large scale financial transactions with the general public, and due to its highly public nature, is subject to heavy government regulation and oversight. Consolidated risk-based capital (“RBC”) requirements were introduced in 2016, and RBC ratio (a capital adequacy indicator) requirements were increased in connection with heightened risk reliability standards. RBC ratio requirements are expected to continue to increase in the future, and as the new accounting standard IFRS17 is scheduled to be introduced in 2021, fluctuations in financial statements are more likely to occur in the future. Therefore, preparations for adhering to RBC ratio regulations are necessary.

In addition, the profitability of insurance companies may decrease because of increasing capital costs and interest payments resulting from efforts to obtain the capital necessary to satisfy regulatory RBC ratio requirements, such as increasing paid-in capital or issuing additional debt securities, which in turn may cause leakage of shareholder cash or the dilution of shares ownership.

Furthermore, in light of movements to deregulate asset management and the development of miscellaneous insurance products and expected amendments to the Insurance Business Act regarding follow-up supervision, enhanced consumer protection etc., failure to adequately respond to such changes in regulatory policies and rules may negatively impact KB Insurance’s operations and finances.

D.	Risks Associated with Slowing Growth in Long-Term Insurance and Fluctuations in Earned-Loss Ratio

While the general insurance market grew by more than 10% until 2012, growth has slowed to around 5% since 2013 due to slowing growth in long-term insurance, which comprises about 70% of the sector. Furthermore, the rate of loss for long-term insurance is on an upward trend (85.78% in 2012 g 87.06% in 2015). If long-term insurance continues to grow slowly in the future and if the rate of loss continues to increase, the growth potential and improvements to the profitability of the general insurance industry may be restricted.

E.	Risks of Slowing Growth in the Auto Insurance Market

The auto insurance sector, which accounted for approximately 21.4% of all collected premiums of general insurance companies, has recently seen an improved growth rate (4.3% in 2014 to 10.7% in 2015 to 9.4% in 2016), while the rate of loss has decreased (88.5% in 2014 to 87.6% in 2015); however, the growth rate may fluctuate due to external factors and the sector still exhibits a high rate of loss. If the growth rate of the auto-insurance sector slows in the future, reduction in fees and special benefits become more common due to competition among companies or the rate of loss increases, the growth potential and profitability of general insurance companies may be negatively impacted.

F.	Risks of Failure in Channel Diversification

With respect to premiums for each subscription source or “channel,” the proportion of face-to-face channels is on a downward trend, going from 88.7% in 2012 to 88.0% in 2016, while the proportion of cyber marketing (“CM”) channels is increasing, from 1.1% in 2012 to 2.6% in 2016 as telemarketing (“TM”) channels and home shopping channels maintain similar levels, leading to the expectation that competition among general insurance companies through new channels will intensify.

As such, it is predicted that insurance companies will have to take on additional expenses in order to acquire and strengthen new marketing channels, while those that fail to diversify channels may face a negative impact to their market share. Meanwhile, the premium proportion of insurance planners continues to stay at 30%, which may lead to an increase in compensation for planners due to heavier competition to recruit competitive planners.
G.	Inherent Risks in the Property Insurance Industry

The proportion of profits attributable to long-term insurance is relatively high for domestic general insurance companies and the long-term insurance market is also continuing to grow, thereby creating a tendency for domestic general insurance companies to take on characteristics normally attributable to life insurance companies. The growth of the general insurance market driven by long-term insurance is anticipated to expand the risks relating to insurance operations, asset management and liquidity by reducing predictability. Investors are advised to note that if the inherent risks of such industry characteristics are not appropriately managed and responded to, the profitability of general insurance companies will decrease, which could and potentially have a negative effect on their credit worthiness.

H.	Risks of Exposure to Insurance Fraud

Notwithstanding the efforts to prevent insurance fraud by the financial supervisory authorities, jurisdictional institutions, and insurance companies, if insurance fraud continues to increase, it would consequently lead to an increase in insurance premiums, and if the increase in insurance premiums cannot cover the entire amount of increased insurance payment amounts due to government policies or other influences, the profitability of general insurance companies and KB Insurance is likely to deteriorate.

I.	Risk of Occurrence of Unforeseen Large-Scale Calamities and Natural Disasters

The general insurance industry disperses risks assumed in its insurance contracts through reinsurance. However, if a reinsurance company experiences an adverse credit event due to the occurrence of an unforeseen large-scale calamity or natural disaster, the financial capacity of the reinsurance company to make payments on reinsurance claims would be impaired and KB Insurance’s ability to make payments on insurance claims or other obligations would also be negatively impacted.

[Business Risks Relating to KB Capital (a Wholly-Owned Subsidiary)]

A.	Risks Relating to Economic Sensitivity and Risk Management in the Specialized Credit Finance Sector

The specialized credit finance sector is sensitive to fluctuations in the economy. The Bank of Korea’s forecast for domestic economic growth for 2017 is 2.6%, which is a 0.1%p decrease from 2016. In the meantime, the current environment, including the continuation of political instability in Korea, the US Federal Reserve Board’s monetary policy, and the unpredictability of the Trump administration’s policies, is negatively affecting economic recovery. Furthermore, the ratio of household credit to nominal gross domestic product (GDP) in 2016 was 90%, and household debt, which was at KRW1,300 trillion at the end of 2016, is expected to increase to KRW1,500 trillion by the end of 2017. A slowdown in economic recovery, coupled with stagnation in the household credit market, may have a negative effect on the profits of specialized credit finance companies.

Such an environment heightens concerns about the quality of assets within the specialized credit finance sector, and thus, the burden of risk management for specialized credit finance operations in general is expected to increase. If the level of internal risk management at the company level proves inadequate, asset quality may quickly worsen in response to a slowing down of the economy, and this may directly affect the profitability of the specialized credit finance sector. Investors should be aware of the foregoing.

B.	Risks Relating to Financing and Fund Management in the Specialized Credit Finance Sector

The specialized credit finance business relies highly on borrowed capital. Increasing uncertainty in the financial markets and an increase in key interest rates may lead to an increase in cost of financing, resulting in a decrease in profits. Also, external policy changes such as limitations on management fees may reduce interest margins and operating profits, which could lead to decreased profits for KB Capital. Investors should be aware of the foregoing.

C.	Risks Relating to the Current State of the Installment Financing Sector and Increasing Volatility in the Capital Markets

Installment financing by a credit finance company is a form of financing where, for durable consumer goods or for housing, a finance company provides the seller with a single lump sum payment for the item and then has the buyer repay the finance company in installments over a set period of time. The main risks of the installment financing sector are the sector’s concentration on automobile installment financing and repayment risks with respect to housing installment financing. Furthermore, if economic stagnation continues for a long time and volatility in the capital markets increases, this may have a negative effect on the Korean installment financing market, so investors should be aware of the foregoing.

D.	Risks Relating to the Korean Installment Financing Market’s Concentration on Automobile Installment Financing

The main product categories handled by installment financing companies are high-priced durable consumer goods such as automobiles and electronics, construction equipment, and medical equipment. As of the end of 2016, the size of the Korean installment financing sector was KRW17,304.6 billion, with a high concentration on automobile installment financing, which made up KRW15,886.2 billion, or roughly 90% of the market. Specialized credit financing companies are expected to see a slowdown in asset expansion in 2017 due to stronger regulations, a reduction in household purchasing power, intensifying competition in the automobile financing market, and delayed economic recovery. If the size of the automobile installment financing sector remains stagnant but competition increases, the growth of the overall installment financing sector may be affected. Investors should be aware of the foregoing.

E.	Risks Relating to the Current State of the Leasing Sector and a Slowdown in its Growth

The lease sector grew steadily from 2000 with a focus on auto leases and marine vessel leases but began to shrink after the 2008 financial crisis. Instability in the leasing industry and stronger lease classification standards have led to reduced profits, which have resulted in weakened lease financing demand. Unless more diverse and specialized services are provided in relation to the leasing sector, it may be difficult for the leasing market to continue to grow. Investors should be aware of the foregoing.

F.	Risks Relating to Heightened Competition and Regulation in the Automobile Leasing Market

The automobile leasing market, which makes up approximately 57% of the leasing sector, is dominated by captive lessors, with non-captive lessors focusing on imported automobile leasing. As of the end of 2016, the total value of automobile leases stood at KRW8,539.1 billion, of which approximately 68% is estimated to be from imported automobile leases. The imported automobile leasing market has shown sustained growth, increasing in size from KRW1,999.1 billion in 2008 to KRW5,391.6 billion in 2015, and is estimated to have reached KRW5,900 billion in 2016. Competition is expected to intensify due to domestic credit card companies and foreign leasing companies entering the market following the growth of the imported automobile leasing market. Moreover, the profitability of participants in the automobile leasing market may be negatively affected by the regulatory authorities’ efforts to strengthen lease-related regulations, including by standardizing complex leasing contracts and rationalizing fee levels in a reasonable manner. Investors should be aware of the foregoing.

G.	Risks Relating to the Accounting Treatment of Lease Financing and Tax Code Reforms

Under IFRS accounting standards, the use of which has been mandatory for all publicly traded companies since 2011, the property that is leased in a capital lease transaction is recognized as both an asset and a liability, which increases the lessee’s debt ratio and in turn may deter people from utilizing lease financing. In addition, the Enforcement Decree of the Income Taxation and Corporate Tax Acts amended in late 2015 contains a provision which caps the total amount of depreciation and leasing fees that can be expensed at KRW8 million per year, with the excess carried over to the next year, such that the more expensive a car, the greater the additional financial burden. This may lead to reduced demand for luxury imported vehicles as well as imported automobiles generally and affect the use of lease financing. Investors should be aware of the foregoing.

	H.	Risks Relating to Intensifying Competition in the Installment and Lease Financing Sectors, Which Have a Low Entry Barrier

The installment and lease financing industry is an industry that requires applications for registration to be submitted to the FSC, with a lower entry barrier compared to other finance industries that require licenses; as such, there exists a high level of competition overall. Intensifying competition may negatively affect profitability. Investors should be aware of the foregoing.

	I.	Risks Relating to New Technology Business Financing

New technology business financing, due to the nature of the industry, experiences relatively large fluctuations in profitability depending on stock market conditions and has limited avenues for recovering invested capital, which may negatively affect liquidity. Investors should be aware of the foregoing.

	J.	Risks Relating to a Worsening Operating Environment for Factoring Financing

Factoring financing does not have much potential for growth due to the worsening overall operating environment, including the expansion of electronic payment systems and corporate purchase money loans. Investors should be aware of the foregoing.

Corporate Risks	[Corporate Risks Relating to KB Financial Group (the Wholly-Owning Parent Company)]
	A.	Financial Holding Companies Whose Profits and Losses Are Directly Affected by the Performance of Subsidiaries

KB Financial Group is a pure holding company primarily engaged in the management and financial support of its subsidiaries, and, unlike business-operating holding companies, it does not engage in businesses of its own. In the first quarter of 2017, KB Financial Group recorded 1) consolidated net interest income of KRW1,726,353 million, of which approximately 73.23%, or KRW1,264,226 million, was from banking operations and 2) consolidated net fee and commission income of KRW 520,638 million, of which 59.37%, or KRW309,106 million, was from banking operations. Investors should be aware that due to its heavy reliance on the operations of its banking subsidiaries, KB Financial Group’s profitability may be adversely affected by unfavorable conditions in the banking industry, including as a result of a deterioration of the Korean or global economy.

	B.	Overview of Major Sources of Income of Financial Holding Companies

The performance of subsidiaries directly affect the profits of financial holding companies. Accordingly, KB Financial Group’s results of operations may be adversely affected by weak performances of its subsidiaries. Investors should consider the business performance of subsidiaries as the business performance of KB Financial Group.

	C.	Possibility of a Decrease in Book-Value Per Share and a Change in the Capital Adequacy Ratio of KB Financial Group Due to the Stock Swaps

Investors should be aware that the Stock Swaps may result in a change in the capital adequacy ratio of KB Financial Group and that it is difficult to estimate the exact capital adequacy ratio subsequent to the Stock Swaps at this time.

	D.	Risks Relating to the Banking Subsidiary (Kookmin Bank)

As of March 31, 2017, Kookmin Bank, the banking subsidiary of KB Financial Group, accounted for 76.2% of the consolidated profit (based on profit attributable to owners) for the period, 73.2% of the consolidated net interest income and 59.4% of the consolidated net fee and commission income of KB Financial Group. KB Financial Group is a financial holding company whose main source of cash inflow is dividends received from subsidiaries. Accordingly, risks relating to the banking subsidiary (Kookmin Bank) have a significant impact on KB Financial Group’s financial condition and corporate value. Investors should be aware that deteriorations in the results of operations and business environment of the banking subsidiary may result in significant fluctuations in KB Financial Group’s corporate value.

D – 1.	Risks Relating to the Decline in Net Interest Margin of the Banking Subsidiary (Kookmin Bank)

Since 2011, events such as 1) the phase-by-phase decrease of the base rate by the Bank of Korea, 2) intensifying competition among banks in the household lending sector and 3) implementation by the government of its mortgage loan refinancing program have contributed to a decrease in the net interest margin (“NIM”) of domestic banks. Kookmin Bank’s NIM decreased by 0.52%p from 2.18% in 2012 to 1.66% in the first quarter of 2017. However, Kookmin Bank has been seeking to maintain an appropriate level of interest margin despite uncertainties in the domestic economy and intensifying competition, and as a result, its NIM increased in the first quarter of 2017 compared to 2016. Notwithstanding the foregoing, investors should be aware that a prolonged decrease in Kookmin Bank’s NIM, due to business strategies or external conditions, may adversely affect KB Financial Group’s financial condition and results of operations.

D – 2.	Risks Relating to the Liquidity of the Banking Subsidiary (Kookmin Bank)

The liquidity coverage ratio (“LCR”) of Kookmin Bank was 109.62% as of the end of the first quarter of 2017, which was higher than the regulatory requirement. Kookmin Bank’s foreign currency LCR was 95.44%, which was higher than the regulatory requirement. However, the slowdown in the global economy, uncertainties in the global financial markets due to the Brexit vote and increased fluctuations in exchange rates may adversely impact domestic financial institutions and the domestic economy, which in turn may adversely affect Kookmin Bank’s liquidity and credit risk exposure.

D – 3.	Risk Relating to Increases in the Cost of Funding of the Bank Subsidiary (Kookmin Bank)

Cost of funding refers to the interest rates required to be paid on sources of funds and serves as the cost basis when determining interest rates on loans. The cost of funding of Kookmin Bank, the banking subsidiary of KB Financial Group, has been on a continuous downward trend due to prolonged low interest rate environment. The average funding cost of Kookmin Bank has decreased from 1.89% in 2014 to 1.44% in 2015, 1.15% in 2016 and 1.06% in the first quarter of 2017. Investors should be aware that a future increase in interest rates by the U.S. Federal Reserve Board and consequent increases in domestic bond rates may increase the funding costs of KB Financial Group’s banking subsidiary, which may adversely affect its stability of funding.

D – 4.	Risk Relating to Maintenance of the Capital Adequacy Ratio under Basel III As Required by the Bank of International Settlements (BIS)

Under the capital adequacy requirements of the FSC, KB Financial Group is required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%. As of March 31, 2017, Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 16.65%, 15.41% and 15.41%, respectively, all of which satisfied the standards under Basel III. However, KB Financial Group’s capital base and capital adequacy ratios may deteriorate in the future if its business deteriorates for any reason and KB Financial Group and its banking subsidiary (Kookmin Bank) may not be able to satisfy the requirements of Basel III. Investors should be aware that, in such an event, the regulatory authorities may impose measures on KB Financial Group, including asset sales, restrictions on dividend payments and capital increase requirements, that may adversely affect the financial condition and results of operations of KB Financial Group.

E.	Risks Relating to Capital Increases of the Property and Casualty Insurance Subsidiary (KB Insurance)

On June 24, 2015, KB Financial Group added KB Insurance as a subsidiary and its shareholding in KB Insurance as of the date of submission of the Securities Registration Statement is 94.30%. As of March 31, 2017, the risk-based capital (“RBC”) ratio of KB Insurance was 172.0%, which satisfied the regulatory minimum ratio (100%) and the FSS recommended ratio (150%). With the pending implementation of IFRS 17, capital increase will be a critical issue for the insurance industry, and KB Insurance may need additional paid-in-capital as a result of the implementation of IFRS 17. KB Financial Group needs to take into consideration the government’s future policies regarding the RBC ratio, including the application of IFRS 17, before finalizing any such plan. A future capital increase for KB Insurance may have an impact on the consolidated financial condition and funding needs of KB Financial Group, which is the principal shareholder of KB Insurance.

F.	Risk Relating to the Card Subsidiary (KB Kookmin Card)

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen competitiveness of its non-banking businesses. In the first quarter of 2017, KB Kookmin Card accounted for approximately 9.6% of the net profit of KB Financial Group, which represents the second largest portion following Kookmin Bank. However, the credit card industry faces risks relating to deteriorating profits, primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium-sized credit card merchants. Investors should be aware that a deterioration of KB Kookmin Card’s financial condition and results of operations may adversely affect the consolidated financial condition and results of operations of KB Financial Group.

G.	Risk Relating to the Securities Subsidiary (KB Securities)

KB Securities, a subsidiary of KB Financial Group, engages in financial investment operations. Recently, the financial investment industry recorded poor performances for both large and small- and mid-sized companies primarily due to the an overall decrease in commissions from brokerage, asset management and investment banking services following decreased investor confidence and prolonged uncertainties in the domestic and global economy. Additionally, profitability has continued to decline due to the recent decrease in overall transactions in the securities market. Moreover, in 2016, KB Financial Group added the former Hyundai Securities as a wholly-owned subsidiary through a small-scale comprehensive stock swap, and the former Hyundai Securities and KB Financial Group’s former wholly-owned subsidiary KB Investment & Securities merged to form KB Securities. Investors should be aware that 1) decreases in commissions due to decreased investor confidence and heightened competition among securities companies and 2) business uncertainties following the merger of KB Investment & Securities and Hyundai Securities may impact the financial condition and results of operations of KB Financial Group.

H.	Risk Relating to the Life Insurance Subsidiary (KB Life Insurance)

KB Life Insurance was established on April 29, 2004 for the purpose of engaging in financial insurance operations, and KB Financial Group’s shareholding in KB Life Insurance is 100%. The life insurance industry derives revenue through insurance income from insurance operations and investment income from asset management operations. Investors should be aware that the insurance industry is currently facing increased pressure on risk management given market conditions characterized by a switch to a rising interest rate environment, as well as a decline in consumer spending, which uncertainties, if prolonged, may adversely impact the future profit and loss of KB Life Insurance. In addition, with the pending implementation of IFRS 17, the attainment of financial soundness will be a critical issue for the insurance industry, and there may be a possible capital increase by KB Life Insurance. A future capital increase for KB Life Insurance may have an impact on the consolidated financial condition and funding needs of KB Financial Group, which owns of 100% of KB Life Insurance.

I.	Risk Relating to the Asset Management Subsidiary (KB Asset Management)

On September 29, 2008, KB Financial Group added KB Asset Management as a wholly-owned subsidiary through a stock transfer from Kookmin Bank and ING Insurance International B.V., in order to increase its revenue base through diversification of operations and to create a platform for sustained growth. In 2016, KB Asset Management had total assets of KRW170.8 billion (representing 0.05% of the total assets of KB Financial Group). Although the overall effect of KB Asset Management on KB Financial Group is minimal, KB Financial Group’s financial condition and results of operations could be adversely affected if KB Asset Management incurs significant losses on its products, including due to a future global financial crisis.

J.	Risk Relating to the Capital Subsidiary (KB Capital)

KB Capital, a subsidiary of KB Financial Group, has a solid performance record and a stable funding capability. As a financial company specializing in credit, without a deposit base, the decreases in base rates and market interest rates in June 2016, as well as the maintenance of base rates by the Bank of Korea in April 2017, may have a positive impact on KB Capital’s efforts to decrease funding costs. However, continuous monitoring of profitability is necessary to prevent a decrease in its rates of return. Recently announced measures, such as those relating to “Expansion of Banks and Credit Card Companies into Capital Financing” and “Leverage Regulations,” are expected to restrict future growth potential and profitability. Accordingly, KB Capital will need to review new revenue generation opportunities, manage profitability through improved credit evaluation functions and implement appropriate risk management measures.

K.	Risks Relating to the Savings Bank Subsidiary (KB Savings Bank)

Recently, the FSS implemented stricter criteria for establishing additional reserves for high interest rate loans, which refer to loans subject to interest rates of at least 20%, in addition to setting stricter requirements on determining delinquency levels and increasing regulatory loss provision levels, which measures have enhanced the risk management capacities of savings banks and improved fairness in the application of regulations among such banks. Such policy initiatives of the FSS may lead to a lowering of interest rates charged by KB Savings Bank, which in turn may cause a deterioration of KB Savings Bank’s profitability and lead to an adverse effect on KB Financial Group’s consolidated financial condition.

L.	Risks Relating to Risk Management and Stability Management

KB Financial Group, as a financial holding company, has an obligation to effectively manage the various risks (credit risk, liquidity risk, market risk, etc.) faced by it. Accordingly, while KB Financial Group established and operates a risk management committee within the board of directors in addition to a permanent risk management division, if KB Financial Group or its subsidiaries face a risk that cannot be eliminated or managed, its profitability and stability (which is one of the most important elements of a financial group) may be adversely affected. Investors should be aware of the foregoing.

M.	Risks Relating to Client Information Leaks

Information relating to customers collected in the ordinary course of business by KB Financial Group may be leaked or be misappropriated through inappropriate access. Accordingly, KB Financial Group is exposed to legal responsibility and the regulations of financial authorities. Such risks may not only cause financial loss to KB Financial Group on a consolidated basis but also adversely affect KB Financial Group’s credibility, which is an intangible risk to KB Financial Group. Investors should be aware of the foregoing.

N.	Risk Relating to Litigation

As of March 31, 2017, KB Financial Group had filed 94 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW464,600 million, and faced 333 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW555,503 million. KB Financial Group is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact KB Financial Group’s business, reputation, results of operations and financial condition.

O.	Risks Relating to Other Contingent Liabilities

KB Financial Group and its subsidiaries have contingent liabilities, such as payment guarantees and commitments with financial institutions. As of the end of the first quarter of 2017, KB Financial Group’s payment guarantees amounted to KRW 7,434,578 million, and its commitments with financial institutions amounted to KRW 100,097,928 million. Investors should take note of the fact that KB Financial Group’s obligations with respect to its contingent liabilities, such as payment guarantees and commitments with financial institutions, may get triggered due to a variety of factors, including changes in economic conditions or in the credit quality of KB Financial Group and its subsidiaries, which may have a negative impact on the cash flows of KB Financial Group and its subsidiaries.

P.	Legal Restrictions on Financial Holding Companies

Under the Financial Holding Company Act, KB Financial Group, as a financial holding company, has a duty to comply with certain restrictions that may limit its actions, such as capital contribution and investment restrictions, restrictions on extending credit to the same borrower or company and major investors and restrictions on subsidiaries. While there are no relevant transactions between KB Financial Group and its subsidiaries as of the date of submission of the Securities Registration Statement, investors should be aware of the fact that such legal restrictions may exist.

Q.	Risks Associated with a Credit Rating Downgrade

The three domestic credit ratings companies have rated KB Financial Group’s credit rating as AAA. For ratings purposes, it appears that KB Financial Group was viewed as being essentially equivalent to Kookmin Bank, which accounts for a significant majority of KB Financial Group’s total assets and revenues and is its principal subsidiary in terms of strategic importance and management personnel. Investors should be aware that, if KB Financial Group’s credit ratings are downgraded due to deteriorating conditions in the industry or other factors, KB Financial Group may experience an increase in domestic and overseas funding costs which may adversely affect KB Financial Group’s financial structure.

R.	Possibility of Issuance of Contingent Convertible Bonds (CoCo Bonds)

Contingent convertible bonds are a new financial product that takes the form of debt but may be recognized as equity (stocks) under Basel III and has terms that provide for conversion into equity or write-off upon the occurrence of certain events (such as designation as an insolvent financial institution). While domestic financial institutions have recently been issuing such contingent convertible bonds, they are subject to high investment risk since investors in such bonds may lose the entire amount of their principal investment upon the occurrence of a write-off event. Investors should be aware that, although KB Financial Group and its subsidiary Kookmin Bank currently have no plans to do so, it is possible that KB Financial Group will decide to issue such bonds in the future.

S.	Risks Related to KB Securities’ Sale of its Affiliates

Under Article 19 Paragraph 1 of the Financial Holding Company Act, the subsidiary of a financial holding company may control as a second-tier subsidiary only those financial institutions and other companies of a limited scope whose businesses are related to the relevant subsidiary’s business; otherwise, such second-tier subsidiary must be either disposed of or converted into a subsidiary of the financial holding company within two years of the addition of the subsidiary. Following the addition of Hyundai Securities as a subsidiary and the establishment of KB Securities in 2016, KB Financial Group is in the process of selling Hyundai Savings Bank and Hyundai Asset Management, which are subsidiaries of KB Securities, in accordance with Article 19 Paragraph 1 of the Financial Holding Company Act. Investors should note that, while KB Financial Group will endeavor to maximize profits and minimize any losses in connection with such sales of unlisted shares of Hyundai Savings Bank and Hyundai Asset Management, some losses may occur as a result of changes in market conditions, strengthening of regulations on the savings banking industry, degree of competitive bidding, as well as results of the valuation.

[Corporate Risks Relating to KB Insurance (a Wholly-Owned Subsidiary)]
A.	Risk of Fluctuations in Operating Profit due to Decreases in Insurance Profits and Investment Profits

The operating profit of a general insurance company is generated by offsetting the losses from its insurance operations (above a combined ratio of 100%) by the profits from its investment operations. For 2016, KB Insurance recorded an operating profit of KRW440.8 billion from offsetting the losses from its insurance operations of KRW262.3 billion (a combined ratio of 102.86%) by the profits from its investment operations of KRW703.0 billion. For the first quarter of 2017, KB Insurance recorded an operating profit of KRW133.9 billion from offsetting the losses from its insurance operations of KRW60.9 billion (a combined ratio of 102.11%) against the profits from the investment operation of KRW194.8 billion.

However, the combined ratio of KB Insurance was 102.86% in 2016, which was 0.40% higher than the industry average of 102.46% (for 2016), and its rate of return on invested assets was 3.28% in 2016, which was 0.27% lower than the industry average of 3.55% (for 2016), placing KB Insurance in a relatively inferior position as compared to the rest of the industry.

If the size of KB Insurance’s losses from its insurance operations were to increase or its profits from its investment operations were to decrease in the future, and the profits from its investment operations fail to offset the losses from its insurance operations, the operating profit and the net profit for the period of KB Insurance may decline. Therefore, investors should make their investment decisions after reviewing the risks associated with the insurance operations unit together with the risks associated with the investment operations unit.

A-1.	Risk of Increases in Losses from Insurance Operations

The proportion of long-term insurance products in KB Insurance’s insurance portfolio amounted to 69.08% in 2016 and 67.20% in the first quarter of 2017, which is relatively large. In addition, the portion of personal insurance products within long-term insurance products is continuously increasing (49.31% in 2012 g 76.67% in the first quarter of 2017), while the portion of savings-type insurance has decreased (33.68% in 2012 g 11.81% in the first quarter of 2017). Moreover, collected insurance premiums from automobile insurance sales increased 7.68% (on a simple annualized basis) from KRW2.3 trillion in 2016 to KRW546.7 billion in the first quarter of 2017.

In the future, if an increase in long-term insurance premiums composed mainly of personal insurance products and insurance premiums from automobile insurance products were to be limited, KB Insurance’s growth in profits from its insurance operations may be limited. In addition, although the combined ratio of KB Insurance is improving (104.64% in 2013 g 102.11% in the first quarter of 2017), losses from its insurance operations may increase if the loss ratio from automobile insurance continuously remains high as compared to the rest of the industry, or KB Insurance’s net operational expense ratio does not improve.

A-2.	Risk of Diminishing Profits from Investment Operations

The size of KB Insurance’s invested assets (invested asset ratio) was approximately KRW23 trillion (79.23%) in 2016, which reflects an increase from KRW13.6 trillion in 2012. On the other hand, the rate of return on such invested asset has consistently declined (3.91% in 2014 g 3.20%) due to a low interest rate environment.

Accordingly, to improve its rate of return on invested assets, KB Insurance is increasing the portion of foreign exchange-based marketable securities and beneficiary certificates (portion of foreign exchange-based marketable securities increased from 6.8% in 2012 to 18.9% in the first quarter of 2017, while the portion of beneficiary certificates increased from 3.3% in 2012 to 10.1% in the first quarter of 2017). However, investors should make their investment decisions after sufficiently reviewing the fact that this may also increase uncertainties on performance and certain foreign exchange rate risks, which in turn could increase uncertainties on profit from investment operations.

B.	Risk of Fluctuations in Risk-Based Capital Adequacy Ratio

The RBC ratio of KB Insurance was 168.7% at the end of 2016 and 172.0% at the end of the first quarter of 2017, which is lower than the average of domestic general insurance companies of 227.9% (in 2016). Major factors contributing to fluctuations in the RBC ratio of KB Insurance include the recent strengthening of the RBC ratio regime, including the introduction of a consolidated RBC system, and valuation gains and losses on bonds under management based on changes in interest rates, as well as fluctuations in earned surplus based on net profit for the period.

The downward pressure on RBC ratio is anticipated to continue due to the “strengthening of the RBC ratio regime” in the future. Given such conditions, the RBC ratio of KB Insurance (capital adequacy) may be negatively affected if other comprehensive accumulated profits and losses decline following an increase in interest rates of bonds, earned surplus decline following a decrease in net profit for the period, or unforeseen risk amounts (relating to insurance, interest rates, credit, market and business) increase.

Meanwhile, if KB Insurance fails to respond adequately to IFRS17, which is scheduled to apply from 2021, and as a result fails to meet the requirements demanded by the financial authorities, then KB Insurance may be subject to business disadvantages. In addition, investors should note that, in case KB Insurance raises additional capital to comply with the RBC regulations, a dilution in the value of shares held by existing shareholders, as well as a decline in profit due to capital costs, may occur.

C.	Risk of Declining Net Asset Value and Profits and Losses Triggered by Fluctuations of Market Risk Factors (Interest Rate, Stock Prices and Exchange Rates)

KB Insurance’s market risk amount decreased 13.53% from KRW53.8 billion in 2015 to KRW46.5 billion in 2016 (approximately KRW38.4 billion at the end of the first quarter of 2017). This is caused by the fact that, despite an increase in the exposure to market risk relating to short-term securities available for sale and foreign currency-based assets and liabilities (KRW3.5 trillion in 2015 g KRW5.0 trillion in 2016 g KRW4.9 trillion in the first quarter of 2017), the market risk ratio decreased from 6.94% in 2015 to 4.79% in 2016 (6.45% in the first quarter of 2017), which was the result of the hedging effect of derivative financial transactions.

Moreover, although the proportion of foreign currency-based assets and liabilities within the market risk amount is expected to increase due to the future expansion of foreign exchange-based securities within the invested assets of KB Insurance, it is expected that KB Insurance will be able to properly manage related risks through derivative financial transactions. Despite the foregoing, if KB Insurance fails to respond to unforeseen market risks, such failure may have a negative effect on KB Insurance’s profits and net assets. Investors should make their investment decision after sufficiently reviewing the level of exposure of KB Insurance’s invested assets to market risk factors.

D.	Risk of Declining Capital Adequacy Following an Increase in Credit Risk, Such as Insolvent Asset Holdings

KB Insurance’s substandard asset ratio is increasing (0.33% in 2015 to 0.45% in the first quarter of 2017) and credit risk ratio is also increasing (2.50% in 2015 to 2.97% in the first quarter of 2017).

If early detection of insolvency symptoms fails or a credit risk event occurs due to rapid changes in the economy, capital adequacy would deteriorate and additional allowances would have to be made, which could lead to lower profitability and financial soundness caused by the reduction of net profits and equity capital.

E.	Risks Relating to Interest Rate Fluctuations

The interest rate risk amount is calculated by quantifying the risk of the duration gap between assets and liabilities and negative spread risk based on guaranteed interest rate products. Due to the increase in interest rates after the election of Donald Trump, some Korean market interest rates also increased in the second half of 2016; however, the interest rate risk amount (KRW414.1 billion in 2015 to KRW 486.6 billion in the first quarter of 2017) increased due to the continuous decline of market interest rates, absolute increases in asset and liability exposure, and negative spread risk. Investors should note that management of the duration gap between assets and liabilities and negative spread risk caused by changes in interest rates is important for general insurance companies, and if KB Insurance fails to adequately manage such risks, it could experience diminishing net asset values and profits.

F.	Liquidity Risk

The cash flow ratio of KB Insurance was 37.5% in 2015, 37.4% in 2016, and 37.5% in the first quarter of 2017, which was lower than the industry average of 38.9% (as of 2015). Its liquidity ratio was also lower than the industry average of 182.5%, at 124.0% in 2015, 136.2% in 2016, and 108.4% in the first quarter of 2017. When taking into account the characteristics of general insurance companies which could potentially face rapid increases in insurance claim payments in the short-term, KB Insurance may be considered to face a higher liquidity risk than the rest of the industry.

G.	Risks Relating to Unconsolidated Structured Entities

KB Insurance on a consolidated basis as of the first quarter of 2017 recognizes in connection with unconsolidated structured entities approximately KRW 2.241 trillion of available for sale financial assets, approximately KRW 2.444 trillion of debt securities, and KRW 5 billion of other assets, with the maximum loss exposure amount of KB Insurance vis-à-vis unconsolidated structured entities at approximately KRW 4.8 trillion. KB Insurance cannot exercise control over decision-making in an unconsolidated structured entity, and in the event of any issues regarding payments by such entity or failure of business to proceed as scheduled, losses may result in the investment amount and could create an additional financial burden on KB Insurance.

H.	Risks Relating to Contingent Liabilities

KB Insurance has been subject to sanctions, surcharges and administrative fines imposed by financial authorities, and, as of the end of the first quarter of 2017, the total value of litigation claims against KB Insurance amounts to approximately KRW 327.3 billion, which is a 4.10% increase from KRW 311.4 billion at the end of 2015. Depending on the probability of future sanctions and the results of ongoing litigation, KB Insurance faces potential financial and non-financial losses.

I.	Risks Relating to Customer Complaints

KB Insurance received a Rank 2 (Good) in the financial company customer complaint evaluation of 2014, and the number of customer complaints filed in the first quarter of 2017 (817 cases) represents a reduction of 5.9% relative to the fourth quarter of 2016 (868 cases). If customer complaints were to increase in the future, KB Insurance’s reputation may be harmed.

J.	Risks Relating to the Incomplete Sales Ratio

In the case of KB Insurance, because the extent of diversification of insurance sales channels into non-personal channels is lower than the rest of industry, the majority of incomplete sales are occurring in the personal channel. KB Insurance’s incomplete sales ratio was 0.11% in 2016, which is a significant improvement from the 0.20% in 2015, and KB Insurance has continued to improve with an incomplete sales ratio of 0.02% as of the first quarter of 2017.

In the past however, due to the rapid increase in the incomplete sales ratio of insurance planners in 2013 and 2014 (KB Insurance: 0.33% in 2012 g 0.82% in 2013 g 1.08% in 2014; Industry: 0.17% in 2012 g 0.22% in 2013 g 0.25% in 2014), KB Insurance’s incomplete sales ratio exceeded the industry average (KB Insurance recorded 0.67% in 2013, while the industry average was 0.42%; KB Insurance recorded 0.65% in 2014, while the industry average was 0.35%). If the incomplete sales ratio were to increase despite KB Insurance’s efforts, it may have a negative impact on KB Insurance’s reputation.

K.	Risks Relating to Transactions with Affiliated Persons

KB Insurance has transacted with affiliated persons in connection with insurance-related earnings in the past 2 fiscal years and is complying with internal policies and relevant statutes such as the Commercial Code. However, investors should note that, if the proportion of transactions with affiliated persons were to rise, the affiliated and subsidiary company’s business performance, investment plan, and management strategy may be significantly affected and lead to an impact on KB Insurance’s financial stability and profitability.

L.	Risks Relating to the Provision of Payment Guarantees and Collateral

KB Insurance has provided KRW 547.1 billion in national and public bonds as collateral for swap contracts and reinsurance at the end of the first quarter of 2017. As of the end of the first quarter of 2017, these accounted for 1.84% of the total consolidated assets of KB Insurance and 21.91% of its net assets. Investors should take note of such facts.

M.	Risks in Connection with Derivatives

In order to avoid the risk triggered by the fluctuation in the fair value of available for sale securities such as foreign currency beneficiary certificates, KB Insurance enters into currency forwards and currency swaps. Derivative transactions also occur for the purpose of hedging cash flow risk. With respect to such derivative products, KB Insurance derivatives recorded gains on valuation of KRW 9 billion and derivative product estimated losses of KRW 143.4 billion in 2016, and recorded derivative product estimated profits of KRW 281.3 billion and loss on valuation of derivatives of KRW 0.3 billion in the first quarter of 2017. Such transactions permit KB Insurance to reduce fluctuation of profits and losses though the hedging benefits of risk-avoiding assets, but investors should note that if derivatives used for purposes other than hedging increase or if unforeseen market fluctuations occur, KB Insurance’s profitability could significantly change depending on the terms and conditions of the derivatives.

N.	Matters regarding Agreements with Financial Institutions

KB Insurance has executed bank overdraft agreements with a limit of KRW 62 billion as of the end of 1Q 2017, and holds other unused agreement amounts, such as marketable securities repurchase agreements, of KRW 1.8380 trillion. Because KB Insurance has a relatively high credit rating of A-, it does not expect to experience any substantial issues relating to these agreements or other loan agreements. However, investors should consider such agreements in making their investment decision.

[Corporate Risks Relating to KB Capital (a Wholly-Owned Subsidiary)]

A.	Risks Relating to Intensified Competition and Increased Volatility in the Capital Markets

Since its addition to KB Financial Group in 2014, KB Capital has been diversifying its asset portfolio by expanding the scope of its business into the retail financing sector. With a rapid increase in its operating assets, profits and the ability to generate profits have shown good growth. KB Capital recorded an operating profit of KRW473.4 billion and a net profit of KRW96.7 billion for 2016 and an operating profit of KRW139.6 billion and a net profit of KRW36.4 billion for the first quarter of 2017. However, intensifying competition in the installment financing and lease financing sectors and increasing volatility in the capital markets may have an adverse effect on KB Capital’s operating profit. Investors should be aware of such facts when making an investment decision.

B.	Risks Relating to an Asset Structure Focused on Automobile Financing

As of the end of the first quarter of 2017, KB Capital had approximately KRW7.5 trillion in operating assets with a market share of approximately 7% of the entire financial leasing market in Korea. Of its loans, 83.1% were focused on automobile financing (installment, lease and auto loan). Competition is intensifying in the automobile financing market, and in terms of financing for new domestic automobiles, captive units of automobile manufacturing companies hold dominant market positions, limiting KB Capital’s growth potential in this area. Furthermore, even though KB Capital holds a dominant position in its main business area of new imported automobile financing with a self-estimated market share of approximately 29.4% in terms of executed transaction value, an increase in the number of competitors in the imported automobile lease market has lowered margins for the industry overall, and the general intensification of competition may have an adverse effect on KB Capital’s operations. Investors should be aware of the foregoing.

C.	Risks Relating to Asset Quality (Capital Adequacy Ratio and Non-Performing Loans)

As KB Capital expanded its new areas of business, the amount of loan liabilities and debentures issued, which was around KRW 848.1 billion as of the end of 2007, had increased to around KRW6,364 billion as of the end of the first quarter of 2017. As a result, the adjusted capital adequacy ratio decreased after the end of 2013, reaching 10.71% as of the end of the first quarter of 2017. Furthermore, if uncertainty in the financial market persists while KB Capital is in the process of expanding its business, asset quality may decline due to an increase in the amount of non-performing loans, which may have an adverse effect on the operations of KB Capital. Investors should be aware of the foregoing.

D.	Risks Relating to Asset Quality (Late Payment Rate and Allowance for Loan Losses)

As of the end of the first quarter of 2017, KB Capital’s total credit assets stood at KRW7,491.7 billion and consisted primarily of installment financing, leases and loans, with loans making up the largest proportion at 44.82%. Of the credit assets, loans show relatively low asset quality, with a high late payment rate. As of the end of the first quarter of 2017, the overall late payment rate was 1.23%, 1.15% of which consisted of late payments for loans that are overdue for one (1) month or longer.

As of the beginning of the first quarter of 2017, KB Capital’s total allowance for loan losses was KRW74.2 billion; during the first quarter of 2017, KRW7 billion of provisions for loan losses were recorded, and the total allowance for loan losses as of the end of the first quarter of 2017 was KRW72.1 billion. While KB Capital is currently in the process of selling off sub-standard loans in order to enhance asset quality, worsening domestic economic conditions and a decrease in private consumption in the future may result in a decrease in the rate of debt collection and an increase in the late payment rate, which may lead to a deterioration of asset quality and an increase in bad debts and expenses that may adversely affect KB Capital’s financial conditions. Investors should be aware of the foregoing.

E.	Risks Relating to Increased Funding Costs

As a specialized credit finance business company, KB Capital’s primary area of business is the provision of financing based on credit and, unlike banks and insurance companies, does not receive deposits and therefore must engage in the credit business based on funds procured through debentures and borrowings. As interest expenses make up an increasingly high proportion of KB Capital’s operating expenses, profitability has been becoming increasingly sensitive to changes in interest rates. Interest expenses increased from KRW121.3 billion in 2014 to KRW138 billion in 2016 and amounted to KRW38.3 billion in the first quarter of 2017. An increase in market interest rates will lead to an increase in funding costs, which may have an adverse effect on the profitability of KB Capital. Investors should be aware of the foregoing.

F.	Risks Relating to Changing Regulations on Specialized Credit Finance Business

The specialized credit finance business is subject to the regulations of the Specialized Credit Finance Business Act and regulatory authorities. In the event of a non-compliance with the applicable regulations, regulatory authorities may issue a management improvement order, pursuant to which a part or all of KB Capital’s operations may be suspended for a period of up to six (6) months. To comply with the assets leverage ratio requirements, KB Capital completed a capital increase of KRW62.3 billion in July 2012, followed by issuances of hybrid capital securities of KRW100 billion in 2015, KRW150 billion in 2016 and KRW50 billion in 2017, thereby procuring more capital. KB Capital’s assets leverage ratio was 9.24 as of the end of 2016 and 9.34 as of the end of the first quarter of 2017. As can be seen from the Enforcement Decree of the Specialized Credit Finance Business Act amended in September 2016 which caps the proportion of household loans excluding auto loans at 30% of the total credit assets of a specialized credit finance business company, applicable legal requirements are becoming increasingly restrictive. While such legal requirements operate to promote the financial soundness of specialized credit finance business companies, it may in practice result in the underestimation of the financial state and profit and loss of specialized credit finance business companies, thereby leading to a negative impact on the re-investment capacity of such companies. Investors should be aware that changes in the applicable regulations may affect the overall business performance and financial condition of specialized credit finance business companies.

G.	Risks Relating to Transactions with Specially-Related Parties

If the proportion of transactions with specially-related parties increases in the future, the business performance, investment plans and management strategies of affiliated companies and/or subsidiaries may have a significant impact on KB Capital’s financial stability and profitability. Investors should be aware of the foregoing.

H.	Risks Relating to Financial Assets and Financial Guarantee Agreements

As of the end of the first quarter of 2017, KB Capital’s available-for-sale financial assets consisted of, among other things, KRW950 million in investments and KRW1.98 billion in listed securities. KRW940 million of its investments was in Woori Blackstone Korea Opportunity Class 1. In the event losses occur in KB Capital’s investments, it may have an adverse effect on the financial statements of KB Capital. The derivative instruments held by KB Capital are initially recognized at their fair values at the time of the execution of the derivative contracts, and their fair values are re-evaluated from time to time. In relation to the derivative instruments held by KB Capital, there are no profits or losses to be reflected on the financial statements as of the end of the first quarter of 2017. In addition, as of the end of the first quarter of 2017, KB Capital is party to a purchase guarantee agreement with Woori Bank with a maximum guarantee amount of KRW210 million, with respect to which KRW20 million was recognized as commission income for the first quarter of 2017. Investors should be aware that losses arising from financial assets and financial guarantee agreements may have an adverse effect on the financial statement of KB Capital.

I.	Risks Relating to Leakage of Customer Information

KB Capital holds a large amount of customer information, including resident registration numbers and other personal identification information, in order to implement and manage its credit business, including auto-related financing and personal credit loans. By following its own internal control standards as well as KB Financial Group’s information security polices and system as a member of the Group, KB Capital is seeking to exert best efforts in all respects in order to prevent leakage of personal information. However, customer information leakage that is neither controllable nor foreseeable through such internal control and/or data management systems may potentially have an adverse effect on KB Capital. Investors should be aware of the foregoing.

Other Risks	A.	Risks Relating to Fluctuations in KB Financial Group’s Stock Price

There is a risk that the price of the KB Financial Group shares that will be received by KB Insurance and KB Capital shareholders in the Stock Swaps will fluctuate. In addition, KB Financial Group plans to transfer common shares of KB Financial Group for treasury shares acquired by KB Insurance and KB Capital as a result of shareholders’ exercise of appraisal rights. KB Insurance and KB Capital must dispose of common shares of KB Financial Group so transferred within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group.

	B.	Risks Relating to the Trading Suspension of the Stock of KB Insurance and KB Capital

The final date to submit the old stock certificates of KB Insurance and KB Capital, which will become wholly-owned subsidiaries of KB Financial Group, is expected to be July 6, 2017, and therefore, trading of the common shares of KB Insurance and KB Capital is expected to be suspended from the business day prior to such date to the day before the date of commencement of trading of the re-issued common shares of KB Financial Group in the open market (from July 5, 2017 to July 20, 2017). Shareholders of KB Insurance and KB Capital should be aware of this fact.

	C.	Possibility of Changes to the Legal and Regulatory Landscape

KB Financial Group and its subsidiaries operate in a legal and regulatory environment that is subject to change, and may become subject to penalties and other regulatory measures in the event of a violation of applicable laws.

	D.	Trend Toward Strengthening of the Management and Supervision Standards of the Korea Exchange

Recently, there is a trend towards the strengthening of management and supervision standards for publicly listed companies such as KB Financial Group, and if KB Financial Group violates listing standards or other applicable regulations, it may become subject to sanctions by the Korea Exchange in the form of stock trading suspensions, designation as an issuer subject to monitoring, delisting review, delisting, etc.

	E.	Investment Decisions and Results are the Responsibility of the Investor

Investment decisions must not be made solely based on information provided in the above risk factors, and investors must rely on their own independent judgment. Also, the effectiveness of the Securities Registration Statement does not constitute the government’s acknowledgement that the stated facts in the Securities Registration Statement are true and accurate or its guarantee or approval of the value of the relevant securities.

	F.	Matters relating to Taxation of the Stock Swaps

Investors should take note of the fact that the Stock Swaps qualify as off-exchange transactions and will subject shareholders (including shareholders exercising appraisal rights) to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5%).

	G.	Matters relating to the Absence of Voting Rights for Cross-owned Shares

Investors should note that, with respect to treasury shares that KB Insurance and KB Capital acquire from their dissenting shareholders pursuant to the exercise of appraisal rights, shares of KB Financial Group that will be transferred for such treasury shares of KB Insurance and KB Capital will qualify as cross-owned shares and will not have voting rights pursuant to paragraph (3) of Article 369 of the KCC.

	H.	Risks Relating to Small-Scale Stock Swap Procedure

As the number of treasury shares that KB Financial Group is transferring to KB Insurance and KB Capital pursuant to the Stock Swaps is approximately 1.06% of KB Financial Group’s issued shares, each of the Stock Swaps qualifies as a “small-scale stock swap” pursuant to Article 360-10 of the KCC. A “small-scale stock swap” can be approved by a resolution of the board of directors in lieu of approval at a shareholders’ meeting and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

	I.	Risks Relating to Delisting of KB Insurance and KB Capital

As of the date of submission of the Securities Registration Statement, KB Financial Group is a listed company and plans to continue to be listed after the Stock Swaps. Each of KB Insurance and KB Capital, which will become a wholly-owned subsidiary of KB Financial Group following the Stock Swaps, expects to delist its shares on July 21, 2017.

Merger and Investment Risks	A.	Risks Relating to the Shareholders’ Approvals of KB Insurance and KB Capital

If a Stock Swap is not approved by a shareholders’ resolution adopted at a general meeting of shareholders of KB Insurance or KB Capital, as applicable, scheduled to take place on June 22, 2017, such Stock Swap will be cancelled. However, as a result of the Tender Offers completed on May 12, 2017, KB Financial Group holds 94.3% and 79.7% of the issued shares of KB Insurance and KB Capital, respectively, and can satisfy such voting requirement on its own. Therefore, the Stock Swaps are unlikely to be cancelled.

	B.	Risks Relating to the Amendment or Termination of the Stock Swap Agreements
Upon the occurrence of a termination or amendment event specified therein, KB Financial Group may terminate or amend the relevant Stock Swap Agreement with KB Insurance or KB Capital.
<KB Financial Group – KB Insurance>
Article 11 of the KBI Stock Swap Agreement (Amendment or Termination of this Agreement)
	①	At any time prior to the Stock Swap Date, the parties may terminate the KBI Stock Swap Agreement by written agreement.
②

Until the Stock Swap Date, if any matters relating to the terms and conditions of the KBI Stock Swap Agreement violate any relevant laws or accounting standards, the parties may, by mutual agreement, amend the KBI Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

③

If, after execution of the KBI Stock Swap Agreement, shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the KBI Stock Swap in writing within two weeks of the public announcement of the KBI Stock Swap or notice thereof (the record date), either party may terminate the KBI Stock Swap Agreement.

④

If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the KBI Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the KBI Stock Swap Agreement.

	⑤	If any of the following events occurs before the Stock Swap Date, the parties may, through consultation, terminate or amend the KBI Stock Swap Agreement:
(i) there is a material adverse change to the assets of management status of either party as a result of a force majeure event or other cause; or
(ii) the swap ratio set forth in the KBI Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.
	⑥	The parties may enter into a separate agreement regarding matters necessary for the KBI Stock Swap, in which case such separate agreement will be deemed to be a part of the KBI Stock Swap Agreement.

⑦	If the KBI Stock Swap Agreement is terminated pursuant to an event listed above, neither party nor any of their respective employees, agents or other representatives will have any liability under the KBI Stock Swap Agreement or in relation to the KBI Stock Swap.

<KB Financial Group – KB Capital>

Article 11 of the KBC Stock Swap Agreement (Amendment or Termination of this Agreement)

①	At any time prior to the Stock Swap Date, the parties may terminate the KBC Stock Swap Agreement by written agreement.

②	Until the Stock Swap Date, if any matters relating to the terms and conditions of the KBC Stock Swap Agreement violate any relevant laws or accounting standards, the parties may, by mutual agreement, amend the KBC Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

③	If, after execution of the KBC Stock Swap Agreement, shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the KBC Stock Swap in writing within two weeks of the public announcement of the KBC Stock Swap or notice thereof (the record date), either party may terminate the KBC Stock Swap Agreement.

④	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the KBC Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the KBC Stock Swap Agreement.

⑤	If any of the following events occurs before the Stock Swap Date, the parties may, through consultation, terminate or amend the KBC Stock Swap Agreement:

(i) there is a material adverse change to the assets of management status of either party as a result of a force majeure event or other cause; or

(ii) the swap ratio set forth in the KBC Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

⑥	The parties may enter into a separate agreement regarding matters necessary for the KBC Stock Swap, in which case such separate agreement will be deemed to be a part of the KBC Stock Swap Agreement.

⑦	If the KBC Stock Swap Agreement is terminated pursuant to an event listed above, neither party nor any of their respective employees, agents or other representatives will have any liability under the KBC Stock Swap Agreement or in relation to the KBC Stock Swap.

C.	Risk of the Market Price Exceeding the Expected Share Purchase Price in the Event of Exercise of Appraisal Rights by Dissenting Shareholders

The expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital has been determined to be KRW27,495 and KRW25,234, respectively. Such prices are lower than the closing market prices as of May 24, 2017 (KRW30,100 for KB Insurance and KRW27,400 for KB Capital). If such situation continues until July 3, 2017 (the last day of the appraisal right exercise period), investors exercising appraisal rights notwithstanding the fact that the market price is higher than the share purchase price will experience a financial disadvantage.

D.	Risks Relating to the Tender Offer Prices and the Expected Share Purchase Price in the Event of Exercise of Appraisal Rights by Dissenting Shareholders

The tender offer prices (KRW33,000 for KB Insurance and KRW27,500 for KB Capital) for the Tender Offers concluded on May 12 were higher than the swap prices for the Stock Swaps and the share purchase prices in the event of exercise of appraisal rights by dissenting shareholders. Notwithstanding the foregoing, shareholders of KB Insurance and KB Capital that did not participate in the Tender Offers appear to have done so in order to either (i) receive KB Financial Group’s shares through the Stock Swaps, (ii) sell their shares in the market prior to the trading suspension or (iii) sell their shares through the exercise of appraisal rights. However, expected returns may not be realized if the share prices of KB Insurance and KB Capital, which are linked to KB Financial Group’s share price, fall.

E.	Risks Relating to Deterioration in Financial Condition Due to a High Volume of Exercise of Appraisal Rights

If the number of shares with respect to which appraisal rights are being exercised is significant, it would not only increase the cost of the Stock Swaps but also decrease the capital of KB Insurance and/or KB Capital, which could affect the financial condition of KB Insurance and/or KB Capital, as applicable.

F.	Risks Relating to the Legal Claims by Minority Shareholders

There is a possibility that minority shareholders of KB Financial Group, KB Insurance and KB Capital may assert legal claims to invalidate a Stock Swap, including claims relating to procedural flaws or the unfairness of the stock swap ratio.

II.	FORM

Form	Stock swap

III.	SCHEDULE OF MAJOR EVENTS

	Date of the board resolution	April 14, 2017
	Date of the Stock Swap Agreements (as defined below)	April 14, 2017
	Record date for the general meetings of shareholders	May 22, 2017
	Date of the general meetings of shareholders for approval of the Stock Swaps (as defined below)	June 22, 2017
Appraisal right exercise period	Start date	June 22, 2017
	End date	July 3, 2017
	(Expected share purchase prices – company proposals)	KB Financial Group: Not applicable KB Insurance: KRW27,495 KB Capital: KRW25,234

Schedule of Major Events for KB Financial Group

	Date of the Stock Swap Agreements	April 14, 2017

	Record date for dissent filing	April 24, 2017

	Public announcements or notices of small-scale stock swap	April 27, 2017

	Dissent filing period	April 27, 2017 – May 11, 2017

	Date of the board resolution for approval of the Stock Swaps	April 14, 2017

	Date of the Stock Swaps (the “Stock Swap Date”)	July 7, 2017

	Expected date of delivery of new share certificates	July 20, 2017

	Expected date of listing of new shares	July 21, 2017

Schedule of Major Events for KB Insurance

	Date of the stock swap agreement for KB Insurance (the “KBI Stock Swap Agreement”)	April 14, 2017

	Record date for the general meeting of shareholders	May 22, 2017 (0:00 on May 23, 2017)

	Notice of convening of the general meeting of shareholders	June 14, 2017

	Dissent filing period	April 14, 2017 – June 21, 2017

	Date of the general meeting of shareholders for approval of the stock swap for KB Insurance (the “KBI Stock Swap”)	June 22, 2017

	Appraisal right exercise period	June 22, 2017 – July 3, 2017

	Expected date of public announcement/notice regarding invalidation of old share certificates	June 29, 2017

	Expected date of payment of share purchase price to dissenting shareholders exercising appraisal rights	July 5, 2017

	Trading suspension period for shares of KB Insurance	July 5, 2017 – July 20, 2017

	Expected end date for submission of old share certificates	July 6, 2017

	Stock Swap Date	July 7, 2017

	Expected date of delisting of shares of KB Insurance	July 21, 2017

Schedule of Major Events for KB Capital

Date of the stock swap agreement for KB Capital (the “KBC Stock Swap Agreement,” and together with the KBI Stock Swap Agreement, the “Stock Swap Agreements”)	April 14, 2017

Record date for the general meeting of shareholders	May 22, 2017 (0:00 on May 23, 2017)

Notice of convening of the general meeting of shareholders	June 14, 2017

Dissent filing period	April 14, 2017 – June 21, 2017

Date of the general meeting of shareholders for approval of the stock swap for KB Capital (the “KBC Stock Swap,” and together with the KBI Stock Swap, the “Stock Swaps”)	June 22, 2017

Appraisal right exercise period	June 22, 2017 – July 3, 2017

Expected date of public announcement/notice regarding invalidation of old share certificates	June 29, 2017

Expected date of payment of share purchase price to dissenting shareholders exercising appraisal rights	July 5, 2017

Trading suspension period for shares of KB Capital	July 5, 2017 – July 20, 2017

Expected end date for submission of old share certificates	July 6, 2017

Stock Swap Date	July 7, 2017

Expected date of delisting of shares of KB Capital	July 21, 2017

1.	The Stock Swaps, as small-scale stock swaps for KB Financial Group, will be conducted with the approval of the board of directors in lieu of approval of shareholders at a general meeting of shareholders for KB Financial Group, and dissenting shareholders of KB Financial Group will have no appraisal rights.
2.	The “Record date for the general meeting of shareholders,” “Date of the general meeting of shareholders for approval of the Stock Swap for” KB Insurance or KB Capital, as applicable, and “Appraisal right exercise period” above refer to the schedules for KB Insurance and KB Capital, as applicable. Both companies will close their shareholder registers starting from May 23, 2017 with a record date of May 22, 2017 (0:00 on May 23, 2017). Accordingly, for transactions on the exchange, only shareholders that acquired their shares by entering into a share purchase agreement by May 18, 2017 and settling payment by May 22, 2017 will have voting rights at the general meeting of shareholders on May 22, 2017.
3.	The schedules above are the expected schedules as of the date of submission of the Securities Registration Statement, and certain dates may change during the course of review by the relevant authorities. If information that is material to an investor’s investment decision changes, the expected schedule above may change. Investors should note that through consultation with or review by relevant authorities or agreement of the parties to a Stock Swap Agreement, the relevant representative directors may decide to change the above expected schedule pursuant to the authority delegated to them by their board of directors and the relevant Stock Swap Agreement.
4.	The schedules above are accelerated stock swap schedules in accordance with Article 62-2 of the Financial Holding Company Act, and certain dates are accelerated compared to a stock swap schedule in accordance with the KCC. Pursuant to Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights may occur within 10 days from the date of the shareholders’ resolution at a general meeting of shareholders, and pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of KB Insurance or KB Capital, as applicable, may be accelerated to five days prior to the Stock Swap Date.

IV.	APPRAISAL AND TRANSFER OF NEW SHARES

(Unit: KRW, shares)
Swap Ratio	KB Financial Group : KB Insurance = 1 : 0.5728700 KB Financial Group : KB Capital = 1 : 0.5201639
External Appraisal Organization	Not applicable
Shares to be Issued	Type	Number	Par Value	Offering Price (Reference Share Price)	Total Offering Amount
	Registered common shares	4,440,000	5,000	48,676	216,121,440,000
Payment of Consideration	Other than the distribution of common shares of KB Financial Group to shareholders of KB Insurance and KB Capital (in exchange for common shares of KB Insurance and KB Capital, respectively) in accordance with the relevant swap ratio and the payment for fractional shares, no additional consideration will be paid with respect to the Stock Swaps.

1.	Pursuant to Article 176-1, Paragraph 3 of the Financial Investment Services and Capital Markets Act, appraisal by an external appraisal organization is not required for the Stock Swaps.
2.	KB Financial Group plans to transfer to the shareholders of KB Insurance and KB Capital 4,440,000 treasury shares currently held by it, and no new shares will be issued in the Stock Swaps. 2,170,943 of such treasury shares will be transferred to KB Insurance’s shareholders, and 2,269,057 will be transferred to KB Capital’s shareholders.

V.	SUMMARY OF THE PARTIES

			(Unit: KRW millions, shares)
Company Name		KB Financial Group	KB Insurance	KB Capital
Classification		Wholly-owning parent company	Wholly-owned subsidiary	Wholly-owned subsidiary
Number of Issued Shares	Common Shares	418,111,537	66,500,000	21,492,128
	—	—	—	—

Total Assets		24,386,184	29,670,041	7,776,581

Share Capital		2,090,558	33,250	107,461

1.	The number of issued shares is as of the date of submission of the Securities Registration Statement. The amounts for total assets and share capital are based on the relevant separate financial statements as of March 31, 2017.
2.	According to their consolidated financial statements as of March 31, 2017, KB Financial Group had total assets of KRW380,889,477 million, KB Insurance had total assets of KRW29,747,164 million, and KB Capital had total assets of KRW7,777,213 million.

VI.	OTHER MATTERS

[Report of Material Event]	—
[Other]

Please refer to the Reports of Material Event of KB Insurance and KB Capital (which will become wholly-owned subsidiaries following the Stock Swaps) that were publicly disclosed electronically on April 14, 2017.

In addition, pursuant to approval by its board of directors on April 14, 2017, KB Financial Group conducted tender offers from April 17, 2017 to May 12, 2017 for the additional acquisition of common shares of each of KB Insurance (the “KBI Tender Offer”) and KB Capital (the “KBC Tender Offer,” and together with the KBI Tender Offer, the “Tender Offers”).

As a result of the Tender Offers, KB Financial Group additionally acquired 36,237,649 shares of KB Insurance and 5,949,300 shares of KB Capital, and therefore owns a total of 94.30% of KB Insurance and 79.70% of KB Capital.

As the shares of KB Insurance and KB Capital owned by KB Financial Group as of the Stock Swap Date are not eligible for the Stock Swaps, the numbers of shares subject to the Stock Swaps (which exclude the shares owned by KB Financial Group as of the Stock Swap Date) are 3,789,592 for KB Insurance and 4,362,198 for KB Capital.

SECTION 1. OVERVIEW OF THE COMPREHENSIVE STOCK SWAPS

I.	BASIC MATTERS RELATING TO THE COMPREHENSIVE STOCK SWAPS

1.	Purpose of the Stock Swaps

A.	Stock Swap Parties and Background

(1)	Stock Swap Parties

Entity that will become the wholly-owning parent company	Name of Corporation	KB Financial Group
	Address	84 Namdaemoon-ro, Jung-gu, Seoul, Korea
	Name of Representative Director	Jong Kyoo Yoon
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

Entity that will become a wholly-owned subsidiary	Name of Corporation	KB Insurance
	Address	117 Teheran-ro, Gangnam-gu, Seoul, Korea
	Name of Representative Director	Jong-Hee Yang
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

Entity that will become a wholly-owned subsidiary	Name of Corporation	KB Capital
	Address	295 Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea
	Name of Representative Director	Ji-Woo Park
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

(2)	Background to the Stock Swaps

A decline in the net interest margins in the domestic banking industry, attributable to the continued low interest rate environment and the general weakness in the global economy in recent years, has increased the importance of creating additional revenue streams through collaboration with businesses in diverse financial sectors. Taking such business environment into consideration, KB Financial Group has endeavored to develop non-banking financial subsidiaries of scale and with capabilities for a long time.

As part of such endeavors, on June 24, 2015, KB Financial Group became the largest shareholder of KB Insurance by acquiring an aggregate 19.47% equity interest from its former largest shareholder Bon-Sang Koo and seven other shareholders and changed its name from LIG Insurance to KB Insurance.

On March 20, 2014, KB Financial Group became the largest shareholder of KB Capital by acquiring a 52.02% equity interest from its former largest shareholder Woori Finance Holdings Co., Ltd. and changed its name from Woori Financial to KB Capital.

After such acquisitions of equity interests in KB Insurance and KB Capital and their becoming subsidiaries of KB Financial Group, profitability has increased through innovative and active business activities, and KB Financial Group has continued to increase its stake in both companies. However, KB Financial Group has determined that management efficiency has not been maximized with the current status of KB Insurance and KB Capital not being wholly-owned subsidiaries due to obstacles in swiftly making management determinations caused by potential conflicts of interest between each of KB Insurance and KB Capital, and KB Financial Group. Therefore, in order to establish a more stable and efficient management system, KB Financial Group determined it necessary to acquire a 100% equity interest in each of KB Insurance and KB Capital and accordingly, approved the Stock Swaps.

In order to secure the equity interests to obtain the approval of the shareholders at a general meeting of shareholders of each of KB Insurance and KB Capital for the Stock Swaps and to provide additional opportunities for the shareholders of each of KB Insurance and KB Capital to collect on their investments, KB Financial Group conducted the Tender Offers from April 17, 2017 to May 12, 2017 to additionally acquire equity interests in KB Insurance and KB Capital pursuant to an approval by its board of directors obtained on April 14, 2017.

As a result of the Tender Offers, KB Financial Group additionally acquired 36,237,649 shares of KB Insurance and 5,949,300 shares of KB Capital, and therefore owns a total of 94.30% of KB Insurance and 79.70% of KB Capital. As the shares of KB Insurance and KB Capital owned by KB Financial Group as of the Stock Swap Date are not eligible for the Stock Swaps, the numbers of shares subject to the Stock Swaps (which exclude the shares owned by KB Financial Group as of the Stock Swap Date) are 3,789,592 for KB Insurance and 4,362,198 for KB Capital.

Through the Stock Swaps, KB Financial Group will reissue treasury shares currently held by it in the ratio of 0.5728700 shares to each shareholder of KB Insurance for each share of KB Insurance held and 0.5201639 shares to each shareholder of KB Capital for each share of KB Capital held and add as wholly-owned subsidiaries KB Insurance and KB Capital in the most timely fashion allowed under the procedures and methods pursuant to applicable laws.

(3)	Applicability of Back Door Listing

Not applicable

B.	Main Impact and Effect on KB Financial Group’s Management, Finance and Business

(1)	Main Impact and Effect on KB Financial Group’s Management

Upon the completion of the Stock Swaps, there will be no change in control for corporate governance purposes, and KB Financial Group, KB Insurance and KB Capital will continue to exist as separate entities.

In addition, pursuant to the Stock Swap Agreements, the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swaps will remain the same following the Stock Swaps notwithstanding Article 360-13 of the Korean Commercial Code (the “KCC”). No new directors will be appointed as a result of the Stock Swaps.

(2)	Main Impact and Effect on the Business of KB Financial Group

KB Financial Group plans to transfer to the shareholders of KB Insurance and KB Capital 4,440,000 treasury shares currently held by it, and no new shares will be issued in the Stock Swaps. As the reissuance of treasury shares results in a deduction in shareholders’ equity, KB Financial Group expects to increase its capital due to the reissuance of its treasury shares in the Stock Swaps and to increase its dividend income due to the addition of KB Insurance and KB Capital as wholly-owned subsidiaries.

Although the assets and liabilities of KB Insurance will remain unchanged and only its shareholder composition will change, KB Insurance expects that the KBI Stock Swap will lead to its ability to obtain more favorable terms in the acquisition of funding, if needed, due to improvements in its creditworthiness that may result from it becoming a wholly-owned subsidiary of KB Financial Group.

Although the assets and liabilities of KB Capital will remain unchanged and only its shareholder composition will change, KB Capital expects that the KBC Stock Swap will lead to a reduction of its funding costs, due to improvements in its creditworthiness that may result from it becoming a wholly-owned subsidiary of KB Financial Group.

Upon the completion of the Stock Swaps, KB Insurance and KB Capital will become wholly-owned subsidiaries of KB Financial Group. For additional information with respect to the effects of the Stock Swaps on the financial condition of KB Financial Group, see “— IX. Other Matters Relating to Protection of Investors—3. Changes in Capital After the Stock Swaps,” “— IX. Other Matters Relating to Protection of Investors—5. Business Plans” and “— IX. Other Matters Relating to Protection of Investors—6. Financial Position Before and After the Stock Swaps.”

C.	Future Plans Relating to Reorganization of Corporate Structure

(1)	KB Insurance

KB Financial Group received approval from the Financial Services Commission of Korea (the “FSC”) on December 24, 2014 to add KB Insurance as a subsidiary. As of the date of submission of the Securities Registration Statement, KB Financial Group’s shareholding in KB Insurance is 94.3% (including the results of the KBI Tender Offer concluded on May 12, 2017). In order to establish a more stable and efficient management system, on April 14, 2017, KB Financial Group executed the KBI Stock Swap Agreement with KB Insurance and expects to add KB Insurance as a wholly-owned subsidiary in accordance with the stock swap procedures above.

KB Insurance owns a 100% equity interest in each of KB Claims Survey & Adjusting, KB Sonbo CNS, Leading Insurance Services, Inc., LIG Insurance (China) Co., Ltd. and KB Golden Life Care Co., Ltd. and a 70% equity interest in PT. Kookmin Best Insurance Indonesia, and, as of the date of submission of the Securities Registration Statement, there are no special reorganization plans for these entities, which are expected to continue to be operated as subsidiaries of KB Insurance.

(2)	KB Capital

KB Financial Group received approval from the FSC on March 26, 2015 to add KB Capital as a subsidiary. As of the date of submission of the Securities Registration Statement, KB Financial Group’s shareholding in KB Insurance is 79.7% (including the results of the KBC Tender Offer concluded on May 12, 2017). In order to establish a more stable and efficient management system, on April 14, 2017, KB Financial Group executed the KBC Stock Swap Agreement with KB Capital and expects to add KB Capital as a wholly-owned subsidiary in accordance with the stock swap procedures above.

KB Financial Group will use necessary efforts to create stable profitability for each of KB Insurance and KB Capital by maximizing synergy effects within KB Financial Group through their operation as key wholly-owned subsidiaries.

2.	Summary of the Counterparties of the Stock Swaps

A.	Overview of the Entities

(1)	Summary of the Entities

Category	Description	Description
Legal and Business Name of the Entity	KB Insurance Co., Ltd.	KB Capital Co., Ltd.
Date of Establishment	January 27, 1959	September 11, 1989 (date of incorporation meeting of the former Hanmi Lease Company)
Main Business Operations	Non-life insurance business	Financial leasing

(2)	Management and Employees

①	Management

[KB Insurance]

(As of the date of submission of the Securities Registration Statement)							(Unit: Shares)
Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Jong-Hee Yang	Male	June 1961	Representative Director & CEO	Yes	Yes	Representative Director, Risk Management Committee, Outside Director Nominating Committee	B.A., Korean History, Seoul National University M.B.A., Sogang University Vice President, Financial Planning Department and Investor Relations Department, KB Financial Group	—	—	1 year 1 month	March 17, 2018

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Yong-In Shin	Male	January 1952	Outside Director	Yes	No	Outside Director, Audit Committee, Risk Management Committee, Representative Director Nominating Committee, Audit Committee Member Nominating Committee	B.A., Business Administration, Yonsei University M.B.A., Yonsei University Ph.D., Accounting, Sungkyunkwan University Representative Director, Deloitte Anjin LLC Adjunct Professor, Sungkyunkwan University (Current) Auditor, SeAH Holdings Corp	—	—	2 years 11 months	March 17, 2018

Jae-Ho Shim	Male	February 1957	Outside Director	Yes	No	Compensation Committee, Risk Management Committee, Representative Director Nominating Committee, Audit Committee Member Recommending Committee	B.A., Public Administration, Yeungnam University Executive Vice President, Samsung Life Service Executive Vice President, Samsung Life Insurance Vice President, Samsung Group	—	—	1 year 10 months	March 17, 2018

Jin-Hyeon Park	Male	March 1953	Outside Director	Yes	No	Outside Director, Compensation Committee, Outside Director Nominating Committee, Representative Director Nominating Committee, Audit Committee Member Nominating Committee	B.A., Public Administration, Korea National Open University M.A., Public Administration, Yonsei University J.D., Dongguk University Chief, Gyeongbuk Provincial Police Agency Principal, Central Police Academy	—	—	1 year 1 month	March 17, 2018

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Chang-Ki Kim	Male	June 1965	Outside Director	Yes	No	Outside Director, Audit Committee, Risk Management Committee, Outside Director Nominating Committee, Representative Director Nominating Committee, Audit Committee Member Nominating Committee	B.S., Mathematics, Seoul National University M.S., Mathematics, Seoul National University M.S., Statistics and Actuarial Science, University of Iowa Ph.D., Risk Management and Insurance, Actuarial Science, Financial Mathematics, University of Iowa (Current) Associate Professor, Business School, Korea University	—	—	1 month	March 17, 2018

Jae Keun Lee	Male	May 1966	Other Non-Standing Director	Yes	No	Other Non-Standing Director, Compensation Committee	B.S., Mathematics, Sogang University M.A., Economics, Sogang University Department Head of Financial Planning & Management, KB Financial Group Acting CFO and Managing Director, Financial Planning & Management, KB Financial Group	—	—	1 month	March, 17, 2018

Eung-Ho Shin	Male	May 1957	Auditor	No	Yes	Audit Management	B.S., Economics, Korea University M.S., Finance, University of Colorado Assistant Vice Chairman, Financial Supervisory Service Vice Chairman, Korea Banking Institute	—	—	1 year 10 months	March 17, 2018

Kang-Hyun Kim	Male	January 1962	Executive Director	No	Yes	Head of Corporate Sales	B.S., Organic Chemistry, Yonsei University Head of Management Planning, KB Insurance Head of Long-Term Care Insurance Head of Individual Sales	11,506	—	9 years 3 months	December 31, 2017

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Kyung-Sun Kim	Male	March 1961	Executive Director	No	Yes	Head of Long-Term Care Insurance	B.S., Statistics, Sungkyunkwan University Managing Director, Product Development, Samsung Life	1,880	—	1 year 2 months	December 31, 2017
Dae-Hyun Kim	Male	September 1964	Managing Director	No	Yes	Head of Business Management and Human Resources	B.A., French Language and Literature, Hankuk University of Foreign Studies Head of Management, KB Claims Survey & Adjusting Head of Strategic Management, KB Insurance	133	—	3 years 3 months	December 31, 2017

Hyung-Jik Kim	Male	December 1960	Managing Director	No	Yes	Head of Information Security (CISO)	B.A., French Language and Literature, Kyungpook National University Head of IT, KB Insurance	646	—	9 years 3 months	December 31, 2017

Yoo-Moon Lee	Male	July 1960	Managing Director	No	Yes	Head of Actuarial Department	B.S., Mathematics, Seoul National University M.S., Actuarial Science, University of Georgia Vice President, E-Hybrid Solution Managing Director, Samsung Life	589	—	2 years 4 months	December 31, 2017

Tae-Suk Cho	Male	December 1962	Managing Director	No	Yes	Head of Bancassurance	B.S., Economics, Kyungpook National University Managing Director, WM Sales, Kookmin Bank	66	—	1 year 10 months	June 23, 2017

Young-San Chun	Male	April 1963	Managing Director	No	Yes	Head of Customer Service	B.A., International Trade, Kwangwoon University M.A., Economics, Kwangwoon University Director, KB Kookmin Card	43	—	1 year 3 months	December 31, 2017

Eung-Min Kim	Male	January 1963	Managing Director	No	Yes	Head of General Insurance	B.S., Mathematics, UC Berkeley Managing Director, Samsung Fire & Marine Insurance	40	—	1 year 3 months	December 31, 2017

Sang-Hun Kim	Male	June 1965	Managing Director	No	Yes	Head of Asset Management	B.S., Economics, Seoul National University M.A., Public Policy, Seoul National University Head of Asset Management, KB Insurance	623	—	5 years 3 months	December 31, 2017

Hyun-Jin Shin	Male	February 1965	Managing Director	No	Yes	Head of Risk Management	B.S., Economics, Korea University M.S., Economics, Korea University Manager, Risk Management, KB Financial Group	66	—	1 year 10 months	June 23, 2017

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Kyung-Hee Park	Male	October 1961	Managing Director	No	Yes	Head of Strategic Sales	B.A., Public Administration, Chonnam National University M.A., Public Policy, Chonnam National University Honam Regional Head, KB Insurance GA Head, KB Insurance	1,658	—	4 years	December 31, 2017

Hwa-Sung Lee	Male	November 1961	Managing Director	No	Yes	Head of Individual Sales and Marketing	B.S., Accounting, Kyungpook National University Busan Regional Head, KB Insurance Head of Human Resources, KB Insurance	478	—	4 years	December 31, 2017

Pyung-Ro Lee	Male	April 1965	Managing Director	No	Yes	Head of Auto Insurance	B.A., Public Administration, Sungkyunkwan University Kyungin Regional Head, KB Insurance Head of Direct, KB Insurance	247	—	4 years	December 31, 2017

Sang-Joon Nam	Male	June 1964	Assistant Managing Director	No	Yes	Head of Corporate Sales 1	B.A., Physical Education, Yonsei University Head of Corporate Marketing, KB Insurance	254	—	1 year 3 months	December 31, 2017

Heum-Joon Cho	Male	March 1961	Assistant Managing Director	No	Yes	Compliance Officer	B.S., Economics, Yonsei University Head of Individual Marketing, KB Insurance	521	—	2 years 3 months	January 4, 2018

Won-Suk Yoo	Male	February 1963	Assistant Managing Director	No	Yes	Daegu Regional Head	B.A., Business Management, Hanyang University Wonju Regional Head, KB Insurance Kyungin Regional Head, KB Insurance	331	—	3 months	December 31, 2017

Hyung Jang	Male	July 1964	Assistant Managing Director	No	Yes	Kyungin and Gangwon Regional Head	B.A., Economics, Dongguk University Head of Strategic Sales, KB Insurance Honam Regional Head, KB Insurance	676	—	3 months	December 31, 2017

Chan-Hyung Cho	Male	March 1963	Assistant Managing Director	No	Yes	Head of Automobile Compensation 1	B.A., International Trade, Kyungpook National University Head of Daegu Compensation, KB Insurance Head of Automobile Compensation, KB Insurance	551	—	3 months	December 31, 2017

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Tae-Sik Kim	Male	May 1965	Assistant Managing Director	No	Yes	Head of Direct	B.A., Law, Hankuk University of Foreign Studies Manager, Direct Sales, KB Insurance Head of Customer Protection, KB Insurance	673	—	3 months	December 31, 2017

Dong-Suk Han	Male	April 1966	Assistant Managing Director	No	Yes	Busan Regional Head	B.S., Forest Products and Biotechnology, Seoul National University Manager, Sales Education, KB Insurance Manager, Sales Support, KB Insurance	1,228	—	3 months	December 31, 2017

In-Oh Lee	Male	November 1968	Assistant Managing Director	No	Yes	Head of IT	B.A., History, Korea University Manager, IT, KB Insurance	232	—	3 months	December 31, 2017

Jae-Hyun Kim	Male	March 1963	Assistant Managing Director	No	Yes	Head of Long-Term Compensation	B.S., Accounting, Chonnam National University Manager, Long-Term UW, KB Insurance Head, Long-Term Insurance Strategy, KB Insurance	1,073	—	3 months	December 31, 2017

Gun-Pyo Hong	Male	February 1965	Assistant Managing Director	No	Yes	Head of Corporate Sales 2	B.A., Law, Hanyang University Manager, Corporate Sales 4, KB Insurance	984	—	3 months	December 31, 2017

Seung-Bae Lee	Male	January 1966	Assistant Managing Director	No	Yes	Seoul Regional Head	B.A., Chinese Language and Literature, Dong-eui University Manager, Sales Support, KB Insurance Head, Individual Marketing, KB Insurance	169	—	3 months	December 31, 2017

Myung-Sik Park	Male	March 1966	Assistant Managing Director	No	Yes	Head of RFC	B.A., International Trade, Kyungpook National University Manager, Strategic Sales and Marketing, KB Insurance TRC Regional Head, KB Insurance	2,067	—	3 months	December 31, 2017

Chang-Soo Choi	Male	December 1966	Assistant Managing Director	No	Yes	Head of Overseas Business	B.A., Business Management, University of Seoul M.F.E., KAIST Manager, Financial Management, Kookmin Bank Manager, Turnaround TFT, U.S. Branch, KB Insurance	66	—	3 months	December 31, 2017

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Education and Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Gong-Jae Lee	Male	May 1962	Assistant Managing Director	No	Yes	Head of GA	B.A., Public Administration, Inha University Kyungin GA Regional Head, KB Insurance	283	—	3 months	December 31, 2018

Pil-Sun An	Male	February 1964	Assistant Managing Director	No	Yes	Head of Automobile Compensation 2	B.A., Law, Korea University Honam Regional Compensation Head, KB Insurance	1,211	—	3 months	December 31, 2018

Yong-Woo Lee	Male	March 1964	Assistant Managing Director	No	Yes	Honam Regional Head	B.A., Business Management, Chonnam National University Mokpo Regional Head, KB Insurance	1,397	—	3 months	December 31, 2018

Sung-Hoon Kang	Male	March 1966	Assistant Managing Director	No	Yes	Head of Corporate Marketing	B.A., International Relations, Sungkyungkwan University Manager, Corporate Sales Support, KB Insurance Chief of Staff, KB Insurance	118	—	3 months	December 31, 2018

Bon-Wook Koo	Male	May 1967	Assistant Managing Director	No	Yes	Head of Management Strategy	B.A., Business Administration, Yonsei University Manager, Accounting, KB Insurance Manager, Business Management, KB Insurance	505	—	3 months	December 31, 2018

Bong-Yul Huh	Male	July 1967	Assistant Managing Director	No	Yes	Head of Customer Protection	B.S., Statistics, Sungkyunkwan University Manager, Bancassurance Marketing, KB Insurance Head of Customer Protection, KB Insurance	1,139	—	3 months	December 31, 2018

Sung-Jin Moon	Male	May 1968	Assistant Managing Director	No	Yes	Chungcheong Regional Head	B.S., Biological Engineering, Konkuk University Manager, Gangnam Region, KB Insurance Manager, Yeongdeungpo Region, KB Insurance	1,359	—	3 months	December 31, 2018

Hye-Sung Kim	Male	February 1966	Assistant Managing Director	No	Yes	Manager of Risk Management	B.A., Business Administration, Korea University M.S., Economics, Korea University Ph.D., Finance/Risk Management, Sogang University Manager, Investor Relations, KB Insurance	2,216	—	3 months	December 31, 2018

(1)	The terms of the registered officers are as follows:

•	Outside directors Yong-In Shin, Jae-Ho Shim, Jin-Hyeon Park and Chang-Ki Kim (end of general meeting of shareholders in 2018): noted as March 17, 2018

•	Representative director Jong-Hee Yang (end of general meeting of shareholders in 2018): noted as March 17, 2018

•	Other non-standing director Jae Keun Lee (end of general meeting of shareholders in 2018): noted as March 17, 2018

[KB Capital]

(As of the date of submission of the Securities Registration Statement)								(Unit: Shares)
Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Ji-Woo Park	Male	January 1957	Representative Director	Yes	Yes	CEO	General Manager, Investment Trust Product Division, Kookmin Bank Executive Vice President, Online Channel Division, Kookmin Bank Executive Vice President, Credit Card Business Group, Kookmin Bank Executive Vice President, KB Kookmin Card Executive Vice President, Customer Satisfaction Division, Kookmin Bank Senior Executive Vice President (Acting President), Kookmin Bank	—	—	March 26, 2015 – Present	March 22, 2018

Jae-Jeong Yu	Male	May 1952	Executive Director	Yes	Yes	Audit Committee Member	Head, Planning Division and Audit Team, Cheil Citi Lease Managing Director, Sales Department 2, Cheil Citi Lease Executive Vice President, Sales Department, Citi Capital Representative Director, Hyosung Capital Representative Director, KT Capital and KT Rental Representative Director, Han Kook Capital	50,960	—	March 26, 2015 – Present	March 22, 2018

Yong-Soo Seok	Male	January 1955	Outside Director	Yes	No	Outside Director	Branch Manager, Yangpyeongdong/West Yeoido Branch, Kookmin Bank Executive Vice President, West Daegu Division, Kookmin Bank Executive Vice President, Central Region Division, Kookmin Bank Senior Executive Vice President, HR Group, Kookmin Bank	—	—	March 24, 2016 – Present	March 23, 2018

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Young-Wook Kim	Male	March 1958	Outside Director	Yes	No	Outside Director	Research Fellow, Industry, JoongAng Ilbo Deputy Director, JoongAng Ilbo Economic Research Institute Editorial Writer, Economy, JoongAng Ilbo (Current) Advisor, Korea Institute of Finance	—	—	March 23, 2017 – Present	March 23, 2018

Hyuk-Joon Noh	Male	September 1970	Outside Director	Yes	No	Outside Director	Judge, Southern Branch, Seoul District Court Associate, Yulchon LLC Assistant Professor, Law, Dankook University (Current) Professor, Law, Seoul National University	—	—	March 23, 2017 – Present	March 23, 2018

Sung-Soo Yoon	Male	November 1962	Outside Director	Yes	No	Outside Director	Samil PricewaterhouseCoopers Shinhan Accounting Corporation Assistant Professor, University of California, Los Angeles (Current) Professor, Business Management, Korea University	—	—	March 23, 2017 – Present	March 23, 2018

Seung-Hyup Shin	Male	April 1970	Non-executive Director	Yes	No	Non-executive Director	Head, Foreign Exchange Department, Kookmin Bank Head, Corporate Finance Department, Sungsoo-dong Branch, Kookmin Bank Head, Financial Planning Team, KB Financial Group (Current) Head, Business Management Unit, KB Financial Group	—	—	March 23, 2017 – Present	March 23, 2018

Kwan-Ki Oh	Male	June 1960	Vice President	No	Yes	Credit Management Headquarters	Head, Boramae Branch, Kookmin Bank Gangnam Regional Head, Kookmin Bank Head, Sales Promotion, Kookmin Bank	—	—	January 1, 2017 – Present	December 31, 2017

Young-Ho Kang	Male	August 1960	Vice President	No	Yes	Risk Management	East/West Busan Regional Head, Kookmin Bank Sales Manager, Busan Region, Kookmin Bank	—	—	October 31, 2016 – Present	December 31, 2018

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Byung-Ho Nam	Male	February 1967	Executive Director	No	Yes	Business Management	Project Manager, Financial Center, Seoul Metropolitan Government Project Manager, Corporate Financial Restructuring Team, Financial Supervisory Service Manager, Regulatory Reform, Financial Supervisory Service Team Leader, International Cooperation, Financial Supervisory Service Managing Director, Corporate Center, KT Managing Director, Synergy Management Office, KT Representative Director, KT Capital	—	—	January 17, 2015 – Present	December 31, 2017

Soo-Nam Hwang	Male	February 1964	Managing Director	No	Yes	Auto Finance	B.S., Economics, Sogang University Marketing Manager, Hyundai Capital Team Leader, Used Car Sales, Hyundai Capital	—	—	December 29, 2009 – Present	December 31, 2017

Hong-Nam Kim	Male	May 1959	Managing Director	No	Yes	Corporate Finance	Team Leader, Corporate Finance, Hadang, Kookmin Bank Manager, Corporate Finance, Sangil-dong/Ilsan Branch, Kookmin Bank Gangdong Regional Head and Mansu-dong Branch Manager, Kookmin Bank	—	—	March 24, 2014 – Present	December 31, 2017

Young-Hwan Yoon	Male	July 1960	Managing Director	No	Yes	Information Security	Team Leader, Financial Reporting, Kookmin Bank Team Leader, Bukak Branch, Kookmin Bank Team Leader, Risk Management, Kookmin Bank Manager, Songgang Branch, Kookmin Bank Manager, IT Planning and Management, Kookmin Bank Manager, IT Channel Development, Kookmin Bank	—	—	January 13, 2015 – Present	December 31, 2017

Jae-Heung Lee	Male	March 1962	Managing Director	No	Yes	Digital Business	Head, Sales Headquarters, KB Kookmin Card Head, Strategic Management, KB Kookmin Card	—	—	January 1, 2017 – Present	December 31, 2017

Name	Gender	Month of Birth	Position	Registered Officer	Standing	Responsibilities	Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Jae-Won Choi	Male	March 1965	Managing Director	No	Yes	Compliance Officer	Manager, Financial Planning & Management, KB Capital Manager, Compliance Support, KB Capital	—	—	January 1, 2017 – Present	December 31, 2017

Seung-Ho Choi	Male	March 1963	Managing Director	No	Yes	Gyeongin Regional Headquarters	Seoul Regional Head, KB Capital Manager, Sales Promotion, KB Capital	—	—	January 1, 2017 – Present	December 31, 2017

②	Employees

[KB Insurance]

(As of March 31, 2017)								(Unit: persons, KRW millions)
Business	Gender	Number of Employees					Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
	Male	1,746	—	11	—	1,757	13 years 8 months	53,233	30	—
	Female	1,406	—	117	—	1,523	10 years 8 months	27,025	18	—

Total		3,152	—	128	—	3,280	12 years 5 months	80,258	24	—

1.	Out of 3,334 persons as of March 31, 2017, excludes 42 executive officers and 12 advisors
2.	Total amount of payments of salary and bonus from January 2017 to March 2017

Based on the earned income (excluding non-taxable income) from earned income payment records as reported to the relevant tax authorities pursuant to Article 20 of the Income Tax Act

[KB Capital]

(As of March 31, 2017)								(Unit: persons, KRW millions)
Business	Gender	Number of Employees					Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
Headquarters Sales	Male	207	—	26	—	233	6.19	5,743	24	—
Headquarters Sales	Female	67	—	225	—	292	1.85	2,948	10	—
Headquarters Administration	Male	106	—	27	—	133	5.66	3,372	25	—
Headquarters Administration	Female	45	—	50	—	95	3.26	1,093	11	—

Total		425	—	328	—	753	4.05	13,157	17	—

1.	Excludes fringe benefits (holiday home leave, tuition benefits, etc.)
2.	Excludes non-registered executive officers

B.	Major Shareholders

①	KB Insurance

(As of the date of submission of the Securities Registration Statement)				(Unit: shares, %)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage
			Number of Shares	Ownership Percentage
KB Financial Group	Largest Shareholder	Common Shares	62,710,408	94.30

1.	Includes results of the KBI Tender Offer as of May 12, 2017

②	KB Capital

(As of the date of submission of the Securities Registration Statement)				(Unit: shares, %)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage
			Number of Shares	Ownership Percentage
KB Financial Group	Largest Shareholder	Common Shares	17,129,930	79.70

1.	Includes results of the KBC Tender Offer as of May 12, 2017

C.	Summary Financial Data for the Past Three Years and External Audits of the Entities

(1)	Summary Financial Data

<KB Insurance>

①	Summary Consolidated Statement of Financial Position

	(Unit: KRW millions, except number of consolidated subsidiaries)
	As of March 31,	As of December 31,
Classification	2017	2016	2015
Cash and cash equivalents	547,889	834,678	769,208
Financial assets	22,261,846	22,007,274	19,351,310
Stock investments in associates	—	—	7,436
Derivative assets for hedging purposes	138,708	6,145	11,178
Reinsurance assets	730,251	764,919	776,234
Investment property	270,625	269,592	333,736
Property and equipment	784,352	791,934	760,878
Intangible assets	38,759	37,876	41,191
Assets held for sale	—	4,048	—
Disposal groups held for sale	—	—	1,039,888
Current income tax assets	11	—	2,315
Deferred income tax assets	2,252	2,350	2,427
Deferred acquisition costs	1,655,774	1,669,657	1,654,854
Other assets	57,980	44,416	48,641
Separate account assets	3,258,716	3,006,010	2,722,037

Total assets	29,747,164	29,438,897	27,521,334

Insurance contract liabilities	22,889,439	22,470,369	20,447,990
Financial liabilities	625,850	540,663	535,313
Liabilities from derivatives for hedging purposes	5,865	147,320	95,336
Provisions	62,142	62,643	47,278
Net defined benefit liabilities	106,086	91,442	103,398
Liabilities from disposal groups held for sale	—	—	884,470
Current income tax liabilities	44,544	7,968	16,705
Deferred income tax liabilities	216,026	245,256	245,564
Other liabilities	36,130	40,239	42,238
Separate account liabilities	3,263,839	3,385,531	2,991,802

Total liabilities	27,249,920	26,991,432	25,410,094

Equity attributable to the Parent Company	2,493,054	2,443,058	2,080,687
Share capital	33,250	33,250	30,000
Capital surplus	348,454	348,454	181,121
Capital adjustment	(9)	(9)	(9)
Accumulated other comprehensive income	191,175	201,183	285,657
Accumulated other comprehensive income from assets held for sale	—	314	—

	As of March 31,	As of December 31,
Classification	2017	2016	2015
Accumulated other comprehensive income related to disposal groups	—	—	1,534
Retained earnings	1,920,183	1,859,865	1,582,384
Non-controlling interests	4,189	4,407	30,553

Total equity	2,497,243	2,447,465	2,111,240

Total liabilities and equity	29,747,164	29,438,897	27,521,334

Number of consolidated subsidiaries	16	22	23

②	Summary Consolidated Statement of Comprehensive Income

	(Unit: KRW millions, except per share amounts)
Classification	For the quarter ended March 31,	For the year ended December 31,
	2017	2016	2015
Operating income	3,250,585	11,318,441	11,110,282
Operating expense	3,123,449	10,929,527	10,867,892
Net operating income	127,136	388,914	242,390
Non-operating income	4,482	19,379	4,559
Non-operating expense	1,131	9,935	4,811
Net profit from continuing operations before income tax	130,487	398,358	242,138
Income tax expense from continuing operations	30,504	100,874	53,464
Profit for the period from continuing operations	99,983	297,484	188,674
Income from discontinued operation	—	4,625	(29,326)
Profit for the period	99,983	302,109	159,348
Other comprehensive loss	(10,305)	(83,818)	36,274

Total comprehensive income	89,678	218,291	195,622

(1) Profit attributable to:	99,983	302,109	159,348
Shareholders of the Parent Company	99,904	301,154	164,199
Non-controlling interests	79	956	(4,850)

(2) Total comprehensive income for the period attributable to:	89,678	218,291	195,622

Shareholders of the Parent Company	89,896	217,147	201,074
Non-controlling interests	(218)	1,144	(5,452)
Basic earnings per share (KRW)	1,502	5,016	3,117

③	Summary Separate Statement of Financial Position

	(Unit: KRW millions)
Classification	As of March 31,	As of December 31,
	2017	2016	2015
Cash and cash equivalents	487,661	778,018	689,212
Financial assets	21,854,279	21,554,582	18,934,946
Stock investments in associates and subsidiaries	433,091	467,274	464,349
Derivative assets for hedging purposes	138,708	6,145	11,178
Reinsurance assets	698,854	730,299	716,444
Investment property	327,540	329,444	333,736
Property and equipment	723,768	729,075	758,881
Intangible assets	37,351	36,452	39,838
Assets held for sale	—	4,048	128,830
Deferred acquisition costs	1,655,774	1,669,657	1,654,854
Deferred income tax assets	—	—	2,315
Other assets	54,299	41,209	47,022
Separate account assets	3,258,716	3,006,010	2,722,037

Total assets	29,670,041	29,352,211	26,503,642

Insurance contract liabilities	22,844,734	22,420,868	20,373,344
Financial liabilities	607,229	519,696	514,327
Liabilities from derivatives for hedging purposes	5,865	147,320	95,336
Provisions	62,120	62,643	47,278
Net defined benefit liabilities	105,869	91,252	103,185
Current income tax liabilities	46,771	7,303	16,239
Deferred income tax liabilities	212,692	244,596	245,679
Other liabilities	33,554	37,409	39,436
Separate account liabilities	3,263,839	3,385,531	2,991,802

Total liabilities	27,182,673	26,916,619	24,426,627

Share capital	33,250	33,250	30,000
Capital surplus	348,454	348,454	181,121
Accumulated other comprehensive income	198,943	204,060	288,489
Accumulated other comprehensive income from assets held for sale	—	314	—
Retained earnings	1,906,722	1,849,514	1,577,406

Total equity	2,487,368	2,435,592	2,077,015

Total liabilities and equity	29,670,041	29,352,211	26,503,642

1.	For subsidiaries that are structured entities, the fair value method under Item 1039 of the KASB (Korea Accounting Standards Board) Statement was applied for accounting purposes.

④	Summary Separate Statement of Comprehensive Income

	(Unit: KRW millions, except per share amounts)
Classification	For the quarter ended March 31,	For the year ended December 31,
	2017	2016	2015
Operating income	3,231,876	11,266,569	11,003,412
Operating expense	3,107,688	10,873,126	10,775,454
Net operating income	124,188	393,442	227,958
Non-operating income	4,145	10,251	2,912
Non-operating expense	1,093	9,888	4,540
Profit before income tax	127,239	393,805	226,330
Income tax expense	30,445	98,026	52,594
Profit for the period	96,794	295,780	173,736
Other comprehensive income	(5,117)	(83,787)	37,963

Total comprehensive income for the period	91,677	211,993	211,699

Earnings per share (KRW)	1,456	4,927	3,298

<KB Capital>

①	Summary Consolidated Statement of Financial Position

(Unit: KRW millions)

Classification	As of March 31,	As of December 31,
	2017	2016	2015
Cash and cash equivalents	83,679	126,938	246,561
Available-for-sale financial assets	3,262	3,894	4,538
Investments in associates	5,287	5,693	9,481
Loans and receivables	7,351,364	7,019,722	5,156,594
Property, plant and equipment	19,762	18,793	16,953
Intangible assets	28,261	28,064	26,588
Investment in properties	1,329	1,329	1,329
Other assets	284,268	248,389	125,637

Total assets	7,777,213	7,452,823	5,587,682

Borrowings	215,000	280,000	344,660
Issued bonds	6,149,015	5,819,381	4,215,747
Provisions	612	506	409
Other liabilities	578,495	546,334	448,120

Total liabilities	6,943,122	6,646,222	5,008,935

Owners’ equity	828,718	806,601	578,747
Share capital	107,461	107,461	107,461
Hybrid bonds	249,426	249,426	99,743
Capital surplus	83,950	83,950	83,950
Accumulated other comprehensive profit (loss)	(5,689)	(4,868)	(4,823)
Retained earnings	393,571	370,633	292,416
Non-controlling interests	5,373

Total equity	834,091	806,601	578,747

Operating income	47,783	127,449	82,309
Profit before income tax	47,331	123,653	82,415
Profit for the period	36,436	96,696	63,087
Profit attributable to owners	36,528	0	0
Profit (loss) attributable to non-controlling interests	(92)	0	0

Total comprehensive income	35,348	96,651	63,446

Comprehensive income attributable to owners	35,707
Comprehensive income (loss) attributable to non-controlling interests	(360)

②	Summary Consolidated Statement of Comprehensive Income

(Unit: KRW millions, except per share amounts)

Classification	For the quarter ended March 31,	For the year ended December 31,
	2017	2016	2015
I. Operating income	47,783	127,449	82,309
1. Net interest income	71,275	246,635	195,371
Interest income	109,589	384,661	312,645
Interest expense	(38,314)	(138,026)	(117,274)
2. Net commission income	18,866	54,998	33,568
Commission income	22,457	64,980	38,912
Commission expense	(3,591)	(9,982)	(5,344)
3. Dividend income		996	1,003
4. Impairment loss from credit loss	(7,039)	(44,642)	(56,186)
5. General administrative expense	(23,078)	(93,010)	(70,790)
6. Other operating expense	(12,241)	(37,528)	(22,374)
II. Non-operating income (expense)	(451)	(3,796)	106
III. Profit before income tax	47,331	123,653	82,415
IV. Income tax expense	10,895	26,956	19,328
V. Profit for the period	36,436	96,696	63,087
VI. Other comprehensive income (expense)	(1,089)	(45)	360
1. Items not subsequently reclassified as net profit/loss
(1) Remeasurement of defined benefit plans	(89)	(312)	324
2. Items subsequently reclassified as net profit/loss
(1) Profit (loss) on valuation of available-for-sale financial assets	(453)	(159)	(222)
(2) Profit (loss) on foreign currency translation of foreign operations	(546)
(3) Profit (loss) on valuation of cash flow hedge		426	258
VII. Total comprehensive income	35,348	96,651	63,446
1. Profit attributable to	36,436	96,696	63,087
(1) Profit attributable to owners	36,528	96,696	63,087
(2) Profit attributable to non-controlling interests	(92)
2. Total comprehensive income attributable to	35,348	96,651	63,446
(1) Comprehensive income attributable to owners	35,707	96,651	63,446
(2) Comprehensive income attributable to non-controlling interests	(360)
VIII. Earnings per share	—	—	—
1. Basic earnings per share	1,567	4,139	2,817
2. Diluted earnings per share	1,567	4,139	2,817

③	Summary Separate Statement of Financial Position

(Unit: KRW millions)

Classification	As of March 31,	As of December 31,
	2017	2016	2015
Cash and cash equivalents	73,599	126,938	246,561
Available-for-sale financial assets	3,262	3,894	4,538
Investments in associates	15,767	9,800	9,481
Loans and receivables	7,351,227	7,019,722	5,156,594
Property, plant and equipment	19,453	18,793	16,953
Intangible assets	28,253	28,064	26,588
Investment in properties	1,329	1,329	1,329
Other assets	283,690	248,389	125,637

Total assets	7,776,581	7,456,929	5,587,682

Borrowings	215,000	280,000	344,660
Issued bonds	6,149,015	5,819,381	4,215,747
Provisions	612	506	409
Other liabilities	579,441	547,328	448,120
Deferred income tax liabilities	36,088	36,088	30,877

Total liabilities	6,944,068	6,647,216	5,008,935

Share capital	107,461	107,461	107,461
Hybrid bonds	249,426	249,426	99,743
Capital surplus	83,950	83,950	83,950
Accumulated other comprehensive profit (loss)	(5,411)	(4,868)	(4,823)
Retained earnings	397,087	373,745	292,416

Total equity	832,513	809,714	578,747

Operating income	47,970	127,449	82,309
Profit before income tax	47,925	123,653	82,415
Profit for the period	36,932	96,696	63,087

Total comprehensive income	36,389	96,651	63,446

④	Summary Separate Statement of Comprehensive Income

(Unit: KRW millions, except per share amounts)

Classification	For the quarter ended March 31,	For the year ended December 31,
	2017	2016	2015
I. Operating income	47,970	127,449	82,309
1. Net interest income	71,275	246,635	195,371
Interest income	109,589	384,661	312,645
Interest expense	(38,314)	(138,026)	(117,274)
2. Net commission income	18,866	54,998	33,568
Commission income	22,457	64,980	38,912
Commission expense	(3,591)	(9,982)	(5,344)
3. Dividend income		996	1,003
4. Impairment loss from credit loss	(7,038)	(44,642)	(56,186)
5. General administrative expense	(22,905)	(93,010)	(70,790)
6. Other operating expense	(12,227)	(37,528)	(22,374)
II. Non-operating income (expense)	(45)	(3,796)	106
III. Profit before income tax	47,925	123,653	82,415
IV. Income tax expense	10,993	26,956	19,328
V. Profit for the period	36,932	96,696	63,087
VI. Other comprehensive income (expense)	(543)	(45)	360
1. Items not subsequently reclassified as net profit/loss
(1) Remeasurement of defined benefit plans	(89)	(312)	324
2. Items subsequently reclassified as net profit/loss
(1) Profit (loss) on valuation of available-for-sale financial assets	(453)	(159)	(222)
(2) Profit (loss) on valuation of cash flow hedge		426	258
VII. Total comprehensive income	36,389	96,651	63,446
VIII. Earnings per share	—	—	—
1. Basic earnings per share	1,586	4,139	2,817
2. Diluted earnings per share	1,586	4,139	2,817

(3)	Name of Auditor and Audit Opinion

①	KB Insurance

Term	Auditor	Audit Opinion	Summary of Issues
2017 1Q	Samil PricewaterhouseCoopers	Unqualified	—
2016	Samil PricewaterhouseCoopers	Unqualified	—
2015	Samil PricewaterhouseCoopers	Unqualified	—
2014	Samjong KPMG LLC	Unqualified	—

②	KB Capital

Term	Auditor	Audit Opinion	Summary of Issues
2017 1Q	Samil PricewaterhouseCoopers	Unqualified	—
2016	Samil PricewaterhouseCoopers	Unqualified	—
2015	Deloitte Anjin LLC	Unqualified	—
2014	Deloitte Anjin LLC	Unqualified	—

3.	Form of Stock Swap

A.	Applicability of Comprehensive Stock Swap

KB Financial Group intends to add KB Insurance and KB Capital as wholly-owned subsidiaries by effecting comprehensive stock swaps.

B.	Applicability of Small-Scale Stock Swap or Simplified Stock Swap and Grounds for Application

With respect to KB Financial Group, each of the Stock Swaps qualifies as a “small-scale stock swap” pursuant to Article 360-10 of the KCC and will be conducted in accordance with the procedures thereof.

As a result of the Tender Offers that were conducted from April 17, 2017 to May 12, 2017, KB Financial Group currently owns more than 90% of the total number of issued shares of KB Insurance, and accordingly the KBI Stock Swap qualifies as a “simplified stock swap” as set forth in Article 360-9 of the KCC. However, notwithstanding the foregoing, KB Financial Group has determined that the KBI Stock Swap will not proceed as a “simplified stock swap” pursuant to the resolution of its board of directors obtained on April 14, 2017. With respect to KB Capital, the KBC Stock Swap does not qualify as a “simplified stock swap,” because KB Financial Group owns less than 90% of the total number of issued shares of KB Capital.

C.	Listing Plans for the Surviving Entity After the Stock Swaps

As of the date of submission of the Securities Registration Statement, KB Financial Group is a listed corporation on the KRX KOSPI Market of the Korea Exchange and plans to remain a listed corporation following the completion of the Stock Swaps and has no plans to delist. KB Insurance and KB Capital, which will become wholly-owned subsidiaries of KB Financial Group after the Stock Swaps, expect to delist their common shares on July 21, 2017. Such date is tentative, and the actual delisting date may change subject to discussions with relevant authorities.

D.	Noteworthy Matters Relating to the Stock Swaps

(1)	Small-scale Stock Swap of the Wholly-Owning Parent Company

With respect to KB Financial Group, each of the Stock Swaps will proceed as a small-scale stock swap pursuant to Article 360-10 of the KCC, and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group. Pursuant to paragraph (5) of Article 360-10 of the KCC, however, if shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the Stock Swaps, the small-scale stock swap procedures must be changed to ordinary stock swaps procedures, and according to the Stock Swap Agreements, if shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the Stock Swaps, KB Financial Group, KB Insurance or KB Capital, as applicable, may terminate the relevant Stock Swap Agreement. However, because shareholders owning 20% or more of the total number of issued shares of KB Financial Group did not oppose the Stock Swaps during the period for the submission of notice of opposition to the Stock Swaps (April 27, 2017 to May 11, 2017), the Stock Swap Agreements were not terminated, and the Stock Swaps will follow small-scale stock swap procedures.

(2)	Accelerated Schedule for the Stock Swaps

Pursuant to Article 62-2 of the Financial Holding Company Act, certain procedures of the Stock Swaps have been accelerated.

The Stock Swaps will proceed in accordance with the special rules for stock swaps under Article 62-2 of the Financial Holding Company Act. However, with respect to the announcement of the closure period of the shareholder register and the record date, as a New York Stock Exchange-listed company, KB Financial Group requires a 10-day prior notice period for a record date pursuant to the listing rules, and therefore set the record date for determining the shareholders entitled to express opposition to the small-scale stock swap as April 24, 2017, 10 days from the date of the relevant board resolution (April 14, 2017). Therefore, the subsequent procedures relating to KB Financial Group’s shareholders followed paragraph (4) of Article 360-10 of the KCC, which requires a public announcement to be issued within two weeks after execution of the Stock Swap Agreements, instead of the Financial Holding Company Act, and KB Financial Group issued a public announcement on April 27, 2017, which was within two weeks of the date of the board resolution approving the Stock Swaps and the execution date of the Stock Swap Agreements (both April 14, 2017). Because the public announcement for the small-scale stock swap was made in accordance with the KCC, a period of 14 days was provided for shareholders to submit in writing any notices of opposition to the Stock Swaps (paragraph (5) of Article 360-10 of the KCC), instead of seven days (Article 62-2 of the Financial Holding Company Act), for the protection of the interests of KB Financial Group’s shareholders. The number of shares with respect to which notices of opposition to the Stock Swaps were submitted in writing was 2,629,044 shares (0.63%) for KB Insurance and 1,529,002 shares (0.37%) for KB Capital. Other than the foregoing, the special rules under the Financial Holding Company Act will apply.

In addition, pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the notice of convening of a general meeting of shareholders may be provided seven days prior to the date of the shareholders’ resolution at a general meeting of shareholders, the exercise of appraisal rights may be accelerated to within 10 days from the date of the shareholders’ resolution at a general meeting of shareholders, and the public announcement and notice regarding the submission and invalidation of old share certificates may be accelerated to five days prior to the Stock Swap Date pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act.

E.	Details Relating to Entities That Will Become the Wholly-Owning Parent Company and the Wholly-Owned Subsidiaries After the Stock Swaps

Item	Wholly-Owning Parent Company	Wholly-Owned Subsidiaries
Business name	KB Financial Group	KB Insurance	KB Capital
Address of headquarters	84, Namdaemoon-ro, Jung-gu, Seoul, Korea	KB Insurance Building, 117, Teheran-ro, Gangnam-gu, Seoul, Korea	295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea
Current listing status	Listed on the KRX KOSPI Market	Listed on the KRX KOSPI Market	Listed on the KRX KOSPI Market
Current subsidiaries

Kookmin Bank (100%)

KB Securities Co., Ltd. (100%)

KB Insurance (94.3%)

KB Kookmin Card Co., Ltd. (100%)

KB Life Insurance Co., Ltd. (100%)

KB Asset Management Co., Ltd. (100%)

KB Capital (79.7%)

KB Savings Bank Co., Ltd. (100%)

KB Real Estate Trust Co., Ltd. (100%)

KB Investment Co., Ltd. (100%)

KB Credit Information Co., Ltd. (100%)

KB Data Systems Co., Ltd. (100%)

KB Claims Survey & Adjusting (100%)

KB Sonbo CNS (100%)

Leading Insurance Services, Inc. (100%)

LIG Insurance (China) Co., Ltd. (100%)

PT. Kookmin Best Insurance Indonesia (70%)

KB Golden Life Care Co., Ltd. (100%)

KB KOLAO LEASING CO., LTD. (51%)

1.	Information for KB Insurance and KB Capital includes the results of the Tender Offers which were concluded on May 12, 2017, and after the Stock Swaps, KB Insurance and KB Capital will become wholly-owned subsidiaries of KB Financial Group.

4.	Progress and Schedule

A.	Progress

•	April 14, 2017: Resolution of the board of directors to approve the execution of the Stock Swap Agreements

•	April 14, 2017: Execution of the Stock Swap Agreements

•	April 14, 2017: Resolution of the board of directors in lieu of the general shareholders’ meeting to approve the Stock Swaps

•	April 17, 2017: Tender Offers of KB Financial Group for the shares of KB Insurance and KB Capital

•	May 11, 2017: End date for small-scale stock dissent filing period

•	May 12, 2017: Conclusion of the Tender Offers

B.	Schedule

The Stock Swaps will proceed in accordance with Article 62-2 of the Financial Holding Company Act, Article 165-4 of the Financial Investment Services and Capital Markets Act (the “FSCMA”), Article 176-6 of the Enforcement Decree of the FSCMA and Articles 360-2 to 360-14 of the KCC.

The Stock Swaps will proceed as small-scale stock swaps for KB Financial Group. Accordingly, with respect to KB Financial Group, approval by the board of directors will replace a shareholders’ resolution at a general meeting of shareholders, and no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

The Stock Swaps will proceed as ordinary stock swaps for KB Insurance and KB Capital, which require a shareholders’ resolution at a general meeting of shareholders. Appraisal rights will be granted to the dissenting shareholders of KB Insurance and KB Capital.

Event		KB Financial Group	KB Insurance / KB Capital
Date of the board resolution		April 14, 2017	April 14, 2017
Date of the relevant Stock Swap Agreement		April 14, 2017	April 14, 2017
Public announcement of the record date and closure of the shareholder register		April 14, 2017	April 14, 2017
Record date		April 24, 2017	May 22, 2017 (0:00 on May 23, 2017)
Public announcement or notice of small-scale stock swap		April 27, 2017	—
Closure of the shareholder register	Start date	April 25, 2017	May 23, 2017
	End date	April 27, 2017	May 26, 2017
Small-scale stock swap dissent filing period	Start date	April 27, 2017	—
	End date	May 11, 2017	—
Notice of convening of the general meeting of shareholders		—	June 14, 2017
Stock swap dissent filing period	Start date	—	April 14, 2017
	End date	—	June 21, 2017
Date of the board resolution or the shareholders’ resolution at a general meeting of shareholders for approval of the Stock Swaps		—	June 22, 2017
Appraisal right exercise period	Start date	—	June 22, 2017
	End date	—	July 3, 2017
Expected date of submission of old share certificates and public announcement/notice of invalidation by the entity that will become the wholly-owned subsidiary		—	June 29, 2017
Trading suspension period for shares of KB Insurance and KB Capital		—	July 6, 2017 – July 20, 2017
Expected date of payment of share purchase price to dissenting shareholders exercising appraisal rights		—	July 5, 2017
Expected end date for submission of old share certificates		—	July 6, 2017
Stock Swap Date		—	July 7, 2017
Expected date of delivery of new share certificates		July 20, 2017	—
Expected listing of new shares and delisting of shares of KB Insurance and KB Capital		July 21, 2017	July 21, 2017

1.	KB Financial Group’s resolution of the board of directors in lieu of the shareholders’ resolution at a general meeting of shareholders to approve the Stock Swaps and the resolution of the board of directors to execute small-scale stock swap agreements all took place on April 14, 2017.
2.	The record date for both KB Insurance and KB Capital has been established as May 22, 2017 (0:00 on May 23, 2017), and the shareholder registers will be closed starting from May 23, 2017. Accordingly, for transactions on the exchange, only shareholders that acquired shares by entering into a share purchase agreement by May 18, 2017 and settling payment by May 22, 2017 will have voting rights at the general meeting of shareholders on June 22, 2017.
3.	The schedule above is the expected schedule as of the date of submission of the Securities Registration Statement and may change subject to consultation with or approval by the relevant authorities or consultation between the contracting parties.
4.	The schedule above is an accelerated stock swap schedule in accordance with Article 62-2 of the Financial Holding Company Act, and certain dates are accelerated compared to a stock swap schedule in accordance with the KCC. Pursuant to Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights may occur within 10 days from the date of the shareholders’ resolution at a general meeting of shareholders, and pursuant to paragraph (2) of Article 62-2 of the Financial Holding Company Act, the public announcement and notice regarding the submission and invalidation of old share certificates held by the shareholders of KB Insurance and KB Capital may be accelerated to five days prior to the Stock Swap Date.

5.	Closing Conditions to the Stock Swaps

A.	Amendment and Termination Provisions of the Stock Swaps Agreements

Upon the occurrence of any of the following events, the Stock Swap Agreements between KB Financial Group and each of KB Insurance and KB Capital, as applicable, may be amended or terminated:

①	At any time prior to the Stock Swap Date, the parties may terminate the Stock Swap Agreement by written agreement.

②	Until the Stock Swap Date, if any matters relating to the terms and conditions of the Stock Swap Agreement violate any relevant laws or accounting standards, the parties may, by mutual agreement, amend the Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

③	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the Stock Swap Agreement.

④	If any of the following events occurs before the Stock Swap Date, the parties may, through consultation, terminate or amend the Stock Swap Agreement:

(i)	there is a material adverse change to the assets of management status of either party as a result of a force majeure event or other cause; or

(ii)	the swap ratio set forth in the Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

⑤	The parties may enter into a separate agreement regarding matters necessary for the Stock Swap, in which case such separate agreement will be deemed to be a part of the Stock Swap Agreement.

⑥	If the Stock Swap Agreement is terminated pursuant to an event listed above, neither party nor any of their respective employees, agents or other representatives will have any liability under the Stock Swap Agreement or in relation to the Stock Swap.

B.	If a Stock Swap Agreement is terminated upon the occurrence of any of the events in section A above and the stock swap procedures are suspended, the exercise of appraisal rights by the dissenting shareholders shall also cease to have effect and KB Insurance or KB Capital, as applicable, will not purchase such shares with respect to which appraisal rights have been exercised.

C.	Requirements for the Shareholders’ Resolution at a General Meeting of Shareholders to Approve the Stock Swaps

(1)	Requirements for the Shareholders’ Resolution at a General Meeting of Shareholders of KB Financial Group

With respect to KB Financial Group, the Stock Swaps will proceed as small-scale stock swaps pursuant to Article 360-10 of the KCC, and accordingly, a resolution of the board of directors will replace the shareholders’ resolution at a general meeting of shareholders.

(2)	Requirements for a Resolution of the General Meeting of Shareholders of KB Insurance and KB Capital

With respect to KB Insurance and KB Capital, pursuant to paragraphs (1) and (2) of Article 360-3 of the KCC and Article 434 of the KCC, the Stock Swaps require the approval of two-thirds or more of the voting rights of the participating shareholders and one-third or more of the total issued shares at an extraordinary general meeting of shareholders.

6.	Relevant Laws and Special Provisions

There are no permits, licenses or approvals to be obtained in advance of the Stock Swaps. However, certain parts of the Securities Registration Statement may be revised during the public disclosure evaluation process, and if any material content closely related to the investment decision-making process is revised, then the expected schedule may also be revised. In addition, certain matters relating to the Stock Swaps, including the listing of the new shares, require prior discussions with the government and relevant authorities, and the schedule may be revised accordingly.

If the schedule changes in accordance with discussions with the government and relevant authorities as stated above, the representative director may implement such changes as delegated by the board of directors and the relevant Stock Swap Agreement.

While no approvals are required prior to the Stock Swaps, following the Stock Swaps, KB Financial Group is required to submit a report on the results of the securities issuance to the FSC (pursuant to Article 2-19 of the Detailed Regulations on Issuance and Public Disclosure of Securities) and submit a report on stocks, etc. held in bulk (Article 147) to the FSC and the Korea Exchange and a report on the status of specific securities, etc. owned by executives, etc. (Article 173) to the Securities and Futures Commission and the Korea Exchange pursuant to the FSCMA. KB Insurance and KB Capital must immediately submit to the Korea Exchange a report on changes to the shareholding of the largest shareholder, etc. after the Stock Swaps in accordance with KRX KOSPI Market Listing Regulations. However, with respect to the same changes in the ownership of shares, if the reporting obligations in accordance with Article 147 or Article 173 are satisfied within two days of the relevant event, submission of a report on changes to the shareholding under Paragraph 1 may not be necessary (Article 83 of the KRX KOSPI Market Listing Regulations).

Insurance companies must report to the FSC changes to the shareholding of large shareholders in excess of 1% of the total issued shares with voting rights within five days of such change pursuant to Article 130 of the Insurance Business Act. In accordance with the foregoing, KB Insurance must report such changes resulting from the KBI Stock Swap to the FSC within five days of the Stock Swap Date.

In addition, as specialized credit finance business companies must report to the FSC changes to the shareholding of large shareholders or their specially related persons in excess of 1% of the total issued shares with voting rights within seven days of such change, KB Capital must report such changes resulting from the KBC Stock Swap to the FSC within seven days of the Stock Swap Date.

The Financial Holding Company Act has special provisions (Article 62-2) that accelerate certain procedures under the KCC in the case of stock swaps conducted to achieve 100% shareholding of existing subsidiaries, and pursuant to such provisions, certain procedures of the Stock Swaps will be accelerated. In accordance with paragraph (2) of Article 62-2 of the Financial Holding Company Act, the exercise of appraisal rights may be accelerated to within 10 days from the date of the shareholders’ resolution at the general meeting of shareholders, and the public announcement and notice regarding the submission and invalidation of old share certificates may be accelerated to five days prior to the Stock Swap Date. The exercise of appraisal rights for the Stock Swaps will be within 10 days from the date of the shareholders’ resolution at the general meeting of shareholders.

Pursuant to paragraph (4) of Article 62-2 of the Financial Holding Company Act, if a company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised oppose the share purchase price offered by the company, such company or shareholders concerned may file an application for the adjustment of the share purchase price with the FSC 10 days prior (July 24, 2017 (Friday)) to the payment date of the share purchase price, or pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the company or shareholders exercising appraisal rights contest the share purchase price proposed by the company, they may request a court to determine the share purchase price.

A certain number of common shares of KB Financial Group are listed on the New York Stock Exchange in the form of American depositary shares, and J.P. Morgan Chase Bank, N.A., which beneficially owns 5% or more of the issued shares of KB Financial Group (27,799,276 shares representing a 6.65% shareholding in KB Financial Group as of April 24, 2017), is the depositary bank for American depositary shares. The voting rights for the underlying common shares are held by each holder of American depositary shares (each American depositary share represents one common share of KB Financial Group). The disclosure document for the Stock Swaps is expected to be publicly disclosed through the U.S. Securities and Exchange Commission in accordance with applicable disclosure rules.

II.	PRICES AND CALCULATION METHODS FOR THE COMPREHENSIVE STOCK SWAPS

1.	Swap Ratios

			(Unit: KRW)
Item	KB Financial Group	KB Insurance	KB Capital
Reference share price	48,676	27,885	25,320
- Percentage of discount or premium	0%	0%	0%
Average of asset/profit values	—	—	—
- Asset value	—	—	—
- Profit value	—	—	—
Swap price (per share)	48,676	27,885	25,320
Swap ratio	1	0.5728700	0.5201639
Relative value	—	—	—

2.	Calculation Method

As KB Financial Group, KB Insurance and KB Capital are all “stock-listed corporations,” the swap ratios for the Stock Swaps were determined based on swap prices calculated in accordance with Article 165-4 of the FSCMA and paragraph (1)-1 of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

In addition, although paragraph (1)-1 of Article 176-5 of the Enforcement Decree of the FSCMA allows for the application of a discount or premium of up to 10% of the reference share price calculated in accordance with the above method in case of mergers between affiliates, no such discount or premium was applied in calculating the swap prices for the Stock Swaps.

A.	Wholly-Owning Parent Company: KB Financial Group

Item	Calculation Period	Amount (KRW)
Volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-month period (A)	March 14, 2017 – April 13, 2017	49,170
Volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-week period (B)	April 7, 2017 – April 13, 2017	47,769
Closing price of KB Financial Group common shares as of the latest date (C)	April 13, 2017	48,550
Swap price [D = (A + B + C) / 3]	—	48,676

1.	With the date preceding the date of the board of directors’ resolution for approval of the Stock Swaps (April 14, 2017) as the calculation date (April 13, 2017), the swap price (D) was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-month period; (B) the volume weighted average of the closing prices of KB Financial Group common shares for the most recent one-week period; and (C) the closing price of KB Financial Group common shares as of the latest date.

The table below shows the closing prices and trading volumes for the one-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
March 14, 2017 (Tue)	51,600	1,882,487	97,136,329,200
March 15, 2017 (Wed)	51,400	990,796	50,926,914,400
March 16, 2017 (Thu)	51,700	1,656,180	85,624,506,000
March 17, 2017 (Fri)	51,900	1,025,769	53,237,411,100
March 20, 2017 (Mon)	50,900	1,746,594	88,901,634,600
March 21, 2017 (Tue)	50,600	1,351,404	68,381,042,400
March 22, 2017 (Wed)	49,700	2,082,118	103,481,264,600
March 23, 2017 (Thu)	50,300	1,352,438	68,027,631,400
March 24, 2017 (Fri)	50,200	815,290	40,927,558,000
March 27, 2017 (Mon)	49,200	1,398,604	68,811,316,800
March 28, 2017 (Tue)	49,400	773,711	38,221,323,400
March 29, 2017 (Wed)	49,900	969,592	48,382,640,800
March 30, 2017 (Thu)	49,350	720,512	35,557,267,200
March 31, 2017 (Fri)	49,000	1,269,288	62,195,112,000
April 3, 2017 (Mon)	49,200	605,875	29,809,050,000
April 4, 2017 (Tue)	48,650	648,739	31,561,152,350
April 5, 2017 (Wed)	49,000	1,261,224	61,799,976,000
April 6, 2017 (Thu)	48,700	1,021,090	49,727,083,000
April 7, 2017 (Fri)	48,600	996,991	48,453,762,600
April 10, 2017 (Mon)	47,500	801,273	38,060,467,500
April 11, 2017 (Tue)	47,400	982,525	46,571,685,000
April 12, 2017 (Wed)	47,000	1,372,658	64,514,926,000
April 13, 2017 (Thu)	48,550	1,070,780	51,986,369,000
Volume weighted average of the closing prices for the most recent one-month period (A)			49,710
Volume weighted average of the closing prices for the most recent one-week period (B)			47,769
Closing price as of the latest date (C)			48,550
Swap price [D = (A + B + C) / 3]			48,676

B.	Wholly-owned Subsidiary: KB Insurance

Item	Calculation Period	Amount (KRW)
Volume weighted average of the closing prices of KB Insurance common shares for the most recent one-month period (A)	March 14, 2017 – April 13, 2017	27,666
Volume weighted average of the closing prices of KB Insurance common shares for the most recent one-week period (B)	April 7, 2017 – April 13, 2017	27,790
Closing price of KB Insurance common shares as of the latest date (C)	April 13, 2017	28,200
Swap price [D = (A + B + C) / 3]	—	27,885

1.	With the date preceding the date of the board of directors’ resolution for approval of the Stock Swaps (April 14, 2017) as the calculation date (April 13, 2017), the swap price (D) was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of KB Insurance common shares for the most recent one-month period; (B) the volume weighted average of the closing prices of KB Insurance common shares for the most recent one-week period; and (C) the closing price of KB Insurance common shares as of the latest date.

The table below shows the closing prices and trading volumes for the one-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
March 14, 2017 (Tue)	27,700	248,738	6,890,042,600
March 15, 2017 (Wed)	28,100	266,148	7,478,758,800
March 16, 2017 (Thu)	28,300	174,015	4,924,624,500
March 17, 2017 (Fri)	28,150	245,186	6,901,985,900
March 20, 2017 (Mon)	27,900	143,460	4,002,534,000
March 21, 2017 (Tue)	27,900	128,241	3,577,923,900
March 22, 2017 (Wed)	27,600	113,942	3,144,799,200
March 23, 2017 (Thu)	27,650	96,531	2,669,082,150
March 24, 2017 (Fri)	27,400	143,433	3,930,064,200
March 27, 2017 (Mon)	27,400	98,662	2,703,338,800
March 28, 2017 (Tue)	27,400	118,293	3,241,228,200
March 29, 2017 (Wed)	27,550	192,846	5,312,907,300
March 30, 2017 (Thu)	27,200	221,492	6,024,582,400
March 31, 2017 (Fri)	27,000	316,445	8,544,015,000
April 3, 2017 (Mon)	27,300	260,420	7,109,466,000
April 4, 2017 (Tue)	27,750	123,060	3,414,915,000
April 5, 2017 (Wed)	27,700	114,363	3,167,855,100
April 6, 2017 (Thu)	27,650	103,327	2,856,991,550
April 7, 2017 (Fri)	27,750	148,427	4,118,849,250
April 10, 2017 (Mon)	27,500	164,978	4,536,895,000
April 11, 2017 (Tue)	27,500	101,570	2,793,175,000
April 12, 2017 (Wed)	27,400	126,492	3,465,880,800
April 13, 2017 (Thu)	28,200	322,705	9,100,281,000
Volume weighted average of the closing prices for the most recent one-month period (A)			27,666
Volume weighted average of the closing prices for the most recent one-week period (B)			27,790
Closing price as of the latest date (C)			28,200
Swap price [D = (A + B + C) / 3]			27,885

C.	Wholly-owned Subsidiary: KB Capital

Item	Calculation Period	Amount (KRW)
Volume weighted average of the closing prices of KB Capital common shares for the most recent one-month period (A)	March 14, 2017 – April 13, 2017	25,159
Volume weighted average of the closing prices of KB Capital common shares for the most recent one-week period (B)	April 7, 2017 – April 13, 2017	25,100
Closing price of KB Capital common shares as of the latest date (C)	April 13, 2017	25,700
Swap price [D = (A + B + C) / 3]	—	25,320

1.	With the date preceding the date of the board of directors’ resolution for approval of the Stock Swaps (April 14, 2017) as the calculation date (April 13, 2017), the swap price (D) was calculated based on the arithmetic mean of (A) the volume weighted average of the closing prices of KB Capital common shares for the most recent one-month period; (B) the volume weighted average of the closing prices of KB Capital common shares for the most recent one-week period; and (C) the closing price of KB Capital common shares as of the latest date.

The table below shows the closing prices and trading volumes for the one-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
March 14, 2017 (Tue)	25,850	7,459	192,815,150
March 15, 2017 (Wed)	25,850	8,511	220,009,350
March 16, 2017 (Thu)	26,150	16,296	426,140,400
March 17, 2017 (Fri)	26,100	9,549	249,228,900
March 20, 2017 (Mon)	25,900	8,282	214,503,800
March 21, 2017 (Tue)	25,600	11,340	290,304,000
March 22, 2017 (Wed)	25,000	34,732	868,300,000
March 23, 2017 (Thu)	25,250	18,827	475,381,750
March 24, 2017 (Fri)	24,950	11,850	295,657,500
March 27, 2017 (Mon)	24,750	39,277	972,105,750
March 28, 2017 (Tue)	24,750	7,180	177,705,000
March 29, 2017 (Wed)	24,200	7,795	188,639,000
March 30, 2017 (Thu)	24,900	2,758	68,674,200
March 31, 2017 (Fri)	24,600	3,175	78,105,000
April 3, 2017 (Mon)	25,000	6,183	154,575,000
April 4, 2017 (Tue)	24,900	4,848	120,715,200
April 5, 2017 (Wed)	24,850	3,961	98,430,850
April 6, 2017 (Thu)	24,900	7,383	183,836,700
April 7, 2017 (Fri)	24,950	7,013	174,974,350
April 10, 2017 (Mon)	25,000	7,954	198,850,000
April 11, 2017 (Tue)	24,850	6,426	159,686,100
April 12, 2017 (Wed)	25,100	89,112	2,236,711,200
April 13, 2017 (Thu)	25,700	5,828	149,779,600
Volume weighted average of the closing prices for the most recent one-month period (A)			25,159
Volume weighted average of the closing prices for the most recent one-week period (B)			25,100
Closing price as of the latest date (C)			25,700
Swap price [D = (A + B + C) / 3]			25,320

3.	External Appraisal

The Stock Swaps are stock swaps between stock-listed corporations, and the swap ratios for the Stock Swaps were determined based on swap prices calculated in accordance with Article 165-4 of the FSCMA and Articles 176-5 and 176-6 of its Enforcement Decree. Accordingly, an assessment of the appropriateness of the swap prices by an external appraiser is not required under paragraph (3) of Article 176-6 of the Enforcement Decree of the FSCMA.

III.	PROCEDURES RELATING TO THE STOCK SWAPS

1.	Transfer of Shares

A.	Transfer of Shares

On the Stock Swap Date (expected to be 0:00 on July 7, 2017), KB Financial Group plans to transfer to the shareholders registered in each of the shareholder registers of KB Insurance and KB Capital (other than KB Financial Group), in treasury shares currently held by KB Financial Group, 0.5728700 and 0.5201639 common shares of KB Financial Group (par value KRW5,000 per share expected to be delivered on July 20, 2017) for each common share of KB Insurance (par value KRW5,000 per share) and KB Capital (par value KRW500 per share) held by such shareholders, as the case may be. In connection therewith, the common shares of KB Insurance and KB Capital held by such shareholders who will be transferred common shares of KB Financial Group pursuant to the Stock Swaps are expected to be transferred to KB Financial Group on the Stock Swap Date. In addition, KB Financial Group plans to transfer common shares of KB Financial Group in exchange for the treasury shares held by KB Insurance and KB Capital (including shares purchased as a result of the exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital).

The total number of common shares of KB Financial Group that are expected to be transferred to shareholders of KB Insurance and KB Capital (other than KB Financial Group) in the Stock Swaps is 4,440,000, which will be in the form of treasury shares (registered common shares) currently held by KB Financial Group.

B.	Treatment of Fractional Shares Resulting from the Transfer of Shares

In respect of any resulting fractional shares, KB Financial Group will pay in cash to the relevant shareholders of KB Insurance and KB Capital, within one month from the Stock Swap Date, an amount calculated based on the closing price of the common shares of KB Financial Group on the expected date of delivery of new share certificates (expected to be July 20, 2017).

C.	Trading of the Shares

The expected date of delivery of the new share certificates is July 20, 2017, and the expected date of listing of such shares is July 21, 2017. Such expected delivery date and trading date of the shares are subject to change, including as a result of consultation with, and the approval process of, the relevant authorities.

2.	Increase in Capital and Capital Reserve

The capital of KB Financial Group will remain the same, as there will be no newly issued shares, because KB Financial Group plans to transfer treasury shares currently held by it to shareholders of KB Insurance and KB Capital.

3.	Payment of Additional Consideration

Other than the transfer of common shares of KB Financial Group to shareholders of KB Insurance and KB Capital (in exchange for common shares of KB Insurance or KB Capital) in accordance with the swap ratios and the cash payment for fractional shares, no additional consideration will be paid with respect to the Stock Swaps.

4.	Compensation for Specific Shareholders

There will be no direct or indirect additional compensation, such as payment of special consideration by one party or its specially-related parties to specific shareholders of the counterparties, in connection with the Stock Swaps.

5.	Costs Relating to the Stock Swaps

Legal, tax and financial advisory fees, taxes and other costs relating to the Stock Swaps will be borne by the party who incurred such costs and fees or on which such taxes are levied. As of the date of submission of the Securities Registration Statement, the costs relating to the Stock Swaps have not been determined but are estimated to be as follows:

Item	Amount (in KRW millions)	Basis of Calculation
Advisory fees	2,500	Legal, tax and financial advisory fees, etc.
Other costs	100	Production and delivery fees for the prospectus and the notice of convening of the general meeting of shareholders etc.
Total	2,600	Excludes value-added tax

1.	Costs relating to the Stock Swaps above are subject to change during the consultation process.

6.	Current Ownership Status of and Disposal Plans for Treasury Shares

Item	KB Financial Group	KB Insurance	KB Capital
Current ownership of treasury shares	21,546,313 shares	—	—
Disposal plans for treasury shares	— [1]	—	—
Current ownership of common shares of the counterparty	62,710,408 common shares of KB Insurance (94.3%) 17,129,930 common shares of KB Capital (79.7%)	—	—

1.	In connection with the Stock Swaps, KB Financial Group plans to transfer to the shareholders of KB Insurance and KB Capital treasury shares currently held by it, and the number of treasury shares so transferred will be 4,440,000.

7.	Transfer of Employment Agreements

Not applicable

8.	Losses of Holders of Class Shares

Not applicable

9.	Procedures for Creditor Protection

Not applicable

10.	Other Conditions to the Stock Swaps

A.	Pursuant to the Stock Swap Agreements, the terms of office of the directors and audit committee members of KB Financial Group who were appointed prior to the Stock Swaps will remain the same following the Stock Swaps notwithstanding Article 360-13 of the KCC. No new directors will be appointed as a result of the Stock Swaps. The terms of office of the directors and audit committee members of KB Insurance and KB Capital will remain the same as well.

B.	Specific details relating to the Stock Swaps, including any changes to the schedules for the Stock Swaps, are delegated to the representative director of the KB Financial Group to the extent so resolved by the board of directors of KB Financial Group.

IV.	OPERATIONS AND ASSETS

Not applicable

V.	MATTERS RELATING TO MAJOR RIGHTS OF THE NEW SHARES

1.	Shares Transferred in the Stock Swaps and Swap Ratios

A.	In connection with the Stock Swaps, KB Financial Group plans to transfer, in treasury shares currently held by KB Financial Group, 4,440,000 registered common shares (par value KRW5,000 per share) to shareholders registered in the shareholder registers of KB Insurance and KB Capital (other than KB Financial Group) as of the Stock Swap Date. In connection therewith, the common shares of KB Insurance and KB Capital held by such shareholders who will be transferred common shares of KB Financial Group are expected to be transferred to KB Financial Group on the Stock Swap Date.

Although KB Financial Group does not plan to transfer common shares of KB Financial Group for common shares of KB Insurance or KB Capital currently held by KB Financial Group, common shares are expected to be transferred for the treasury shares of KB Insurance and KB Capital held as a result of purchases pursuant to the exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital. KB Insurance and KB Capital must dispose of the common shares of KB Financial Group so transferred within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group. In addition, the Stock Swaps will not have a dilutive effect on the share ownership percentages of the existing shareholders of KB Financial Group, as the shareholders of KB Insurance and KB Capital will receive treasury shares currently held by KB Financial Group in the Stock Swaps, and there will be no issuance of new common shares.

B.	In respect of any resulting fractional shares, KB Financial Group will pay in cash to the relevant shareholders of KB Insurance and KB Capital, within one month from the Stock Swap Date, an amount calculated based on the closing price of the common shares of KB Financial Group on the date of delivery of new share certificates (July 20, 2017).

C.	Other than the cash payments for fractional shares, no additional consideration will be paid to eligible shareholders in respect of the Stock Swaps.

2.	Matters Relating to Major Rights of the New Shares

Not applicable.

3.	Major Rights of the Transferred Shares of the Wholly-Owning Parent Company (KB Financial Group)

[KB Financial Group’s Articles of Incorporation]

A.	Par Value: KRW5,000 per registered common share

B.	Shares

(1)	The total number of shares to be issued by the Company shall be one billion (1,000,000,000) shares.

(2)	The shares to be issued by the Company shall be in registered form, and the shares shall be issued by a resolution of the board of directors.

C.	Preemptive Rights

(1)	The shareholders of the Company shall have preemptive rights to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(2)	Notwithstanding the provision of paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by a resolution of the board of directors, in any of the following instances:

①	If the Company issues new shares for its capital increase by way of a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the FSCMA;

②	If the Company preferentially allocates new shares to members of the employee stock ownership association in accordance with the provisions of the FSCMA;

③	If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the KCC, etc.;

④	If the Company issues new shares for the issuance of depositary receipts, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the FSCMA, etc.;

⑤	If the Company issues new shares to foreign or domestic financial institutions or institutional investors, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, where such investment is deemed to be necessary for the management or operations of the Company; or

⑥	If the Company issues new shares to a third party who has provided money, loans, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

D.	Voting Rights

(1)	Voting Rights of Shareholders

①	Each shareholder shall have one (1) vote for each share he/she owns.

②	If the Company, its parent company and its subsidiaries or the Company’s subsidiaries hold shares exceeding one tenth (1/10) of the total number of issued and outstanding shares of another company, the shares of the Company held by such other company shall not have voting rights.

(2)	Voting by Proxy

①	A shareholder may exercise his/her voting rights by proxy.

②	In the case of paragraph (1) above, the proxy holder shall file with the Company the documents (power of attorney) evidencing the authority to act as a proxy before the general meeting of shareholders.

(3)	Exercise of Voting Rights in Writing

①	If the method of written resolutions at the general meeting of shareholders is adopted by resolution of the board of directors, pursuant to which the convening of the general meeting of shareholders is determined, the shareholders may exercise their voting rights in writing without attending the meeting.

②	In the case of paragraph (1), the Company shall send the documents and reference materials necessary for the exercise of the voting rights, together with the convening notice of the general meeting of shareholders.

③	If a shareholder intends to exercise his/her voting rights in writing, the shareholder shall fill in and submit to the Company the documents referred to in paragraph (2) one day before the date set for the general meeting of shareholders.

(4)	Split Voting

①	If any shareholder who holds two (2) or more votes wishes to split his/her votes, he/she shall give written or electronic notice to the Company of such intent and the reasons therefor no later than three (3) days before the date set for the General Meeting of Shareholders. (Amended on March 26, 2010)

②	The Company may refuse to allow the shareholder to split his/her votes unless the shareholder acquired the shares in trust or otherwise holds the shares for and on behalf of some other person.

E.	Dividends

(1)	Dividends

①	Dividends may be distributed in cash or stock.

②	In case dividends are to be distributed in stock and the Company has class shares, the stock dividend distribution may be made in shares of different types pursuant to a resolution of the general meeting of shareholders.

③	Dividends described in paragraph (1) above shall be paid to the shareholders registered in the Company’s registry of shareholders or the registered pledgees as of the last day of each fiscal year.

(2)	Quarterly Dividends

①	The Company may distribute cash dividends to the shareholders as of the end of March, June or September pursuant to a resolution of the board of directors.

②	Quarterly dividends described in paragraph (1) shall be decided by a resolution of the board of directors, provided that the specific method and limit, etc. of quarterly dividends shall satisfy the relevant laws and regulations including the FSCMA, etc.

③	In case the Company issues new shares through a shares offering, bonus issue, stock dividend, conversion of convertible bonds, exercise of warrants of bonds with warrants or stock options, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued, with respect to distribution of dividends for such new shares.

④	In case of distribution of quarterly dividends, the same dividend rate as that of common shares of the Company shall be applied to non-voting shares with preferred dividends under Article 10 of the articles of incorporation unless otherwise determined at the time of issuance.

VI.	RISK FACTORS

1.	Risk Factors Related to the Consummation of the Stock Swaps

A.	Risks Relating to the Shareholders’ Approvals of KB Insurance and KB Capital

If a Stock Swap is not approved by a shareholders’ resolution adopted at a general meeting of shareholders of KB Insurance or KB Capital, as applicable, scheduled to take place on June 22, 2017, such Stock Swap will be cancelled. However, as a result of the Tender Offers completed on May 12, 2017, KB Financial Group holds 94.3% and 79.7% of the issued shares of KB Insurance and KB Capital, respectively, and can satisfy such voting requirement on its own. Therefore, the Stock Swaps are unlikely to be cancelled.

<Changes in the Equity Ownership of KB Financial Group as a Result of the Tender Offers>

Item	KB Insurance		KB Capital		Notes
	Number of Shares	Ratio (%)	Number of Shares	Ratio (%)
Total issued shares (A)	66,500,000	100	21,492,128	100	—
Shares previously owned by KB Financial Group (B)	26,472,759	39.81	11,180,630	52.02	Shareholding ratio prior to the Tender Offers
Shares expected to be tendered (C)	40,027,241	60.19	10,311,498	47.98	A - B
Shares tendered in the Tender Offers (D)	36,237,649	54.49	5,949,300	27.68	—
Shares owned by KB Financial Group after the Tender Offers (E)	62,710,408	94.3	17,129,930	79.7	B + D Shareholding ratio subsequent to the Tender Offers
Shares subject to the Stock Swaps	3,789,592	5.7	4,362,198	20.3	A - E

The Stock Swaps require the approval of two-thirds or more of the voting rights of the participating shareholders and one-third or more of the total issued shares at an extraordinary general meeting of shareholders of each of KB Insurance and KB Capital. However, as a result of the Tender Offers completed on May 12, 2017, KB Financial Group holds 94.3% and 79.7% of the issued shares of KB Insurance and KB Capital, respectively, and can satisfy such voting requirement on its own. Therefore, the Stock Swaps are unlikely to be cancelled.

B.	Risks Relating to the Amendment or Termination of the Stock Swap Agreements

Upon the occurrence of a termination or amendment event specified therein, KB Financial Group may terminate or amend the relevant Stock Swap Agreement with KB Insurance or KB Capital.

<KB Financial Group – KB Insurance>

Article 11 of the KBI Stock Swap Agreement (Amendment or Termination of this Agreement)

①	At any time prior to the Stock Swap Date, the parties may terminate the KBI Stock Swap Agreement by written agreement.

②	Until the Stock Swap Date, if any matters relating to the terms and conditions of the KBI Stock Swap Agreement violate any relevant laws or accounting standards, the parties may, by mutual agreement, amend the KBI Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

③	If, after execution of the KBI Stock Swap Agreement, shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the KBI Stock Swap in writing within two weeks of the public announcement of the KBI Stock Swap or notice thereof (the record date), either party may terminate the KBI Stock Swap Agreement.

④	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the KBI Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the KBI Stock Swap Agreement.

⑤	If any of the following events occurs before the Stock Swap Date, the parties may, through consultation, terminate or amend the KBI Stock Swap Agreement:

(i)	there is a material adverse change to the assets of management status of either party as a result of a force majeure event or other cause; or

(ii)	the swap ratio set forth in the KBI Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

⑥	The parties may enter into a separate agreement regarding matters necessary for the KBI Stock Swap, in which case such separate agreement will be deemed to be a part of the KBI Stock Swap Agreement.

⑦	If the KBI Stock Swap Agreement is terminated pursuant to an event listed above, neither party nor any of their respective employees, agents or other representatives will have any liability under the KBI Stock Swap Agreement or in relation to the KBI Stock Swap.

<KB Financial Group – KB Capital>

Article 11 of the KBC Stock Swap Agreement (Amendment or Termination of this Agreement)

⑮	At any time prior to the Stock Swap Date, the parties may terminate the KBC Stock Swap Agreement by written agreement.

⑯	Until the Stock Swap Date, if any matters relating to the terms and conditions of the KBC Stock Swap Agreement violate any relevant laws or accounting standards, the parties may, by mutual agreement, amend the KBC Stock Swap Agreement to conform to the relevant laws and accounting standards (for the avoidance of doubt, each party’s representative director has been delegated the authority to make such amendments).

⑰	If, after execution of the KBC Stock Swap Agreement, shareholders owning 20% or more of the total number of issued shares of KB Financial Group oppose the KBC Stock Swap in writing within two weeks of the public announcement of the KBC Stock Swap or notice thereof (the record date), either party may terminate the KBC Stock Swap Agreement.

⑱	If the necessary authorizations or approvals from the board of directors, the general meeting of shareholders, the government or other relevant authorities are not obtained, or if the KBC Stock Swap results in an incurable violation of law which is expected to have a material adverse effect on either party, such party may terminate the KBC Stock Swap Agreement.

⑲	If any of the following events occurs before the Stock Swap Date, the parties may, through consultation, terminate or amend the KBC Stock Swap Agreement:

(i)	there is a material adverse change to the assets of management status of either party as a result of a force majeure event or other cause; or

(ii)	the swap ratio set forth in the KBC Stock Swap Agreement cannot be maintained due to its unfairness or the occurrence of other material causes.

⑥	The parties may enter into a separate agreement regarding matters necessary for the KBC Stock Swap, in which case such separate agreement will be deemed to be a part of the KBC Stock Swap Agreement.

⑦	If the KBC Stock Swap Agreement is terminated pursuant to an event listed above, neither party nor any of their respective employees, agents or other representatives will have any liability under the KBC Stock Swap Agreement or in relation to the KBC Stock Swap.

C.	Risk of the Market Price Exceeding the Expected Share Purchase Price in the Event of Exercise of Appraisal Rights by Dissenting Shareholders

The expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital has been determined to be KRW27,495 and KRW25,234, respectively. Such prices are lower than the closing market prices as of May 24, 2017 (KRW30,100 for KB Insurance and KRW27,400 for KB Capital). If such situation continues until July 3, 2017 (the last day of the appraisal right exercise period), investors exercising appraisal rights notwithstanding the fact that the market price is higher than the share purchase price will experience a financial disadvantage.

< Expected Share Purchase Price in the Event of Exercise of Appraisal Rights by Dissenting Shareholders and Market Prices>

			(Unit: KRW)
Item	KB Financial Group	KB Insurance	KB Capital
Expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders	—	27,495	25,234
Closing price as of May 24, 2017	53,200	30,100	27,400

The expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital has been determined to be KRW27,495 and KRW25,234, respectively. Such prices are lower than the closing market prices as of May 24, 2017 (KRW30,100 for KB Insurance and KRW27,400 for KB Capital). If such situation continues until July 3, 2017 (the last day of the appraisal right exercise period), investors exercising appraisal rights notwithstanding the fact that the market price is higher than the share purchase price will experience a financial disadvantage.

D.	Risks Relating to the Tender Offer Prices and the Expected Share Purchase Price in the Event of Exercise of Appraisal Rights by Dissenting Shareholders

The tender offer prices (KRW33,000 for KB Insurance and KRW27,500 for KB Capital) for the Tender Offers concluded on May 12 were higher than the swap prices for the Stock Swaps and the share purchase prices in the event of exercise of appraisal rights by dissenting shareholders. Notwithstanding the foregoing, shareholders of KB Insurance and KB Capital that did not participate in the Tender Offers appear to have done so in order to either (i) receive KB Financial Group’s shares through the Stock Swaps, (ii) sell their shares in the market prior to the trading suspension or (iii) sell their shares through the exercise of appraisal rights. However, expected returns may not be realized if the share prices of KB Insurance and KB Capital, which are linked to KB Financial Group’s share price, fall.

< Comparison of Prices for Tender Offers and Stock Swaps >

				(Unit: KRW)
Item	KB Financial Group	KB Insurance	KB Capital	Grounds
Tender Offer price	—	33,000	27,500	(	*1)
Stock Swap price	48,676	27,885	25,320	(	*2)
Expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders	—	27,495	25,234	(	*3)
Stock Swap ratio	1	0.5728700	0.5201639	—

1.	The Tender Offer prices of KB Insurance and KB Capital were calculated with a certain premium which takes into account the market price of the relevant stock.
2.	Because KB Financial Group, KB Insurance and KB Capital are all listed companies, reference prices were calculated pursuant to Article 165-4 of the FSCMA and paragraph (1)-1 of Article 176-5 and paragraph (2) of Article 176-6 of its Enforcement Decree, which in turn were used to calculate the Stock Swap ratios.
3.	Based on the share purchase price calculation method pursuant to paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act, paragraph (1) of Article 33-2 of its Enforcement Decree and paragraph (3)-1 of Article 176-7 of the FSCMA.

KB Financial Group conducted the Tender Offers from April 17, 2017 to May 12, 2017, and the tender offer prices (KRW33,000 for KB Insurance and KRW27,500 for KB Capital) were higher than the offering prices for the Stock Swaps and the share purchase prices in the event of exercise of appraisal rights by dissenting shareholders. This was done in order to provide the existing shareholders of KB Insurance and KB Capital an opportunity to collect on their investments by adding a certain premium which takes into account the market price of the relevant stock.

The shareholders of KB Insurance and KB Capital that did not participate in the Tender Offers appear to have done so in order to either (i) receive KB Financial Group’s shares through the Stock Swaps, (ii) sell their shares in the market prior to the trading suspension or (iii) sell their shares through the exercise of appraisal rights. However, expected returns may not be realized if the share prices of KB Insurance and KB Capital, which are linked to KB Financial Group’s share price, fall.

E.	Risks Relating to Deterioration in Financial Condition Due to a High Volume of Exercise of Appraisal Rights

If the number of shares with respect to which appraisal rights are being exercised is significant, it would not only increase the cost of the Stock Swaps but also decrease the capital of KB Insurance and/or KB Capital, which could affect the financial condition of KB Insurance and/or KB Capital, as applicable.

< Review of Exercise of Appraisal Rights>

			(Unit: KRW)
Item	KB Insurance	KB Capital	Notes
Expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders (A)	27,495	25,234	—
Number of shares with respect to which appraisal rights may be exercised (B)	3,789,592	4,362,198	Total number of shares – number of shares held by KB Financial Group
Maximum payment for share purchase price	104,194,832,040	110,075,704,332	(A) x (B)
Ratio of equity	4.26%	13.65%	Separate basis

If the number of shares with respect to which appraisal rights are exercised is significant in the Stock Swaps, a significant financial expenditure may have to be made in order to purchase the relevant shares, which could decrease the capital of KB Insurance and/or KB Capital, as applicable, due to their acquisition of treasury shares, which in turn could have an adverse effect on the financial condition of KB Insurance and/or KB Capital, as applicable.

Assuming that appraisal rights are exercised with respect to all relevant shares, KB Insurance would require KRW104.2 billion, or 4.26% of its equity, to purchase such shares, which would not require additional funding. However, in the same scenario, KB Capital would require KRW110.1 billion, or 13.65% of its equity, which is a relatively significant portion, and may require additional funding through sources such as the issuance of bonds.

The expected share purchase price in the event of exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital has been determined to be KRW27,495 and KRW25,234, respectively, in accordance with methods prescribed under paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act and paragraph (1) of Article 33-2 of its Enforcement Decree, as well as paragraph (3)-1 of Article 176-7 of the Enforcement Decree of the FSCMA. Such expected share purchase price is the price offered by KB Insurance and KB Capital, respectively, for the purpose of reaching an agreement with their respective shareholders, and if no agreement is reached on the share purchase price between KB Insurance and/or KB Capital and their respective shareholders, then the following procedures will be followed.

[Procedures to be followed if no agreement is reached on the share purchase price]

①	Since adjustment of the share purchase price may be requested to the FSC in accordance with paragraph (4) of Article 62-2 of the Financial Holding Company Act, whether determination of the share purchase price may also be requested to a court in accordance with paragraph (3) of Article 165-5 of the FSCMA will depend on the courts’ interpretation of paragraph (4) of Article 62-2 of the Financial Holding Company Act.

②	Pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the shareholders exercising appraisal rights contest the share purchase price proposed by the company, the company or such shareholders may request a court to determine the share purchase price.

However, with respect to whether a court may be requested to determine the share purchase price, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

In the event that the shareholders contesting the above expected share purchase price apply for an adjustment of the share purchase price with the FSC or request a court to determine the share purchase price, such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request shall have effect only with respect to those shareholders who had made such application or request.

F.	Risks Relating to the Legal Claims by Minority Shareholders

There is a possibility that minority shareholders of KB Financial Group, KB Insurance and KB Capital may assert legal claims to invalidate a Stock Swap, including claims relating to procedural flaws or the unfairness of the stock swap ratio.

There is a possibility that minority shareholders of KB Financial Group, KB Insurance and KB Capital may assert legal claims to invalidate a Stock Swap, including claims relating to procedural flaws or the unfairness of the swap ratio, and the relevant Stock Swap may be invalidated if the court rules in favor of such claimants.

Each Stock Swap is being conducted in compliance with the regulations and procedures prescribed by the KCC, the FSCMA and the Financial Holding Company Act. Furthermore, in a precedent case where the claimants alleged that a merger should be invalidated due to an unfair merger ratio, the Supreme Court of Korea ruled that “when the parties to the merger, in whole or in part, are stock-listed corporations, unless there are extraordinary reasons, such as the calculation of the merger price being based on fraudulent data or unreasonable estimates, if the merger price and merger ratio were calculated pursuant to applicable securities laws and related enforcement regulations, the merger contract cannot be invalidated based on a claim that the merger ratio is clearly unfair” (Supreme Court of Korea, 2008.1.10, Sentence 2007 Da 64136 Ruling).

As KB Financial Group, KB Insurance and KB Capital are stock-listed corporations, the swap ratio for each Stock Swap was determined based on swap prices calculated by using the volume weighted average of the closing prices of each company’s common shares for the latest one-month period, latest one-week period and latest date, in accordance with Article 165-4 of the FSCMA and paragraph (1)-1 of Article 176-5 and paragraph (2) of Article 176-6 of the Enforcement Decree of the FSCMA.

The swap ratio for each Stock Swap was calculated in accordance with applicable law and the Stock Swap process is also being conducted in compliance with requirements of the KCC and other applicable law. Although it is unlikely that a Stock Swap will be invalidated by the courts, investors should be aware that there is no assurance that legal actions relating to a Stock Swap will not be brought.

2.	Delivery of Treasury Shares and Possibility of Delisting

A.	Delivery of Treasury Shares

As consideration for the Stock Swaps, KB Financial Group plans to deliver its treasury shares to shareholders of KB Insurance and KB Capital on July 20, 2017, and trading of such treasury shares in the open market is expected to commence on July 21, 2017. Such dates are tentative and the actual dates may change based on discussions with relevant authorities and during the course of the Stock Swap procedures.

•	Stock Swap Date: July 7, 2017

•	Expected date of delivery of treasury shares: July 20, 2017

•	Expected date of commencement of trading of treasury shares in the open market: July 21, 2017

B.	Possibility of Delisting

Back door listing is not applicable to the Stock Swaps. KB Financial Group, which will become the wholly-owning parent company following the Stock Swaps, plans to remain a stock-listed corporation after the Stock Swaps. Each of KB Insurance and KB Capital, which will become a wholly-owned subsidiary following the Stock Swaps, expects to delist its shares on July 21, 2017 . Such date is tentative, and the actual delisting date may change based on discussions with relevant authorities.

3.	Agreements Regarding Put Options, Call Options and Put Back Options, Etc. with the Counterparty or a Third Party Relating to the Stock Swaps

Not applicable as of the date of submission of the Securities Registration Statement

4.	Risk Factors to Consider for an Investment in the Relevant Securities in the Event the Stock Swaps are Consummated

[Business Risks Relating to KB Financial Group (the Wholly-Owning Parent Company)]

 A.      Risks Relating to the Competitiveness and Results of Operations of the Subsidiaries of a Financial Holding Company

Pursuant to applicable laws, a financial holding company may not engage in any profit-generating business other than the business of managing its subsidiaries and certain ancillary activities, including financially supporting its subsidiaries, raising capital for investment in its subsidiaries and supporting the business of its subsidiaries. Therefore, the primary source of income for a financial holding company is dividends from its subsidiaries, and the competitiveness of a financial holding company is directly related to the competitiveness of its subsidiaries in their respective fields. The competitiveness and the results of operations of the subsidiaries of KB Financial Group, including its main banking subsidiary as well as those in the securities brokerage, credit card, insurance, asset management and other financial industries, have a direct effect on the competitiveness and profitability of KB Financial Group. Accordingly, investors should review the overall financial business of KB Financial Group’s main subsidiaries to understand KB Financial Group’s future results and competitiveness in the market.

KB Financial Group is a pure financial holding company established pursuant to the Financial Holding Company Act, and may not engage in any profit-generating business other than the business of managing its subsidiaries and certain ancillary activities, including financially supporting its subsidiaries, raising capital for investment in its subsidiaries, jointly developing and marketing products with its subsidiaries, providing data processing and other operational support to its subsidiaries and any other business exempted from authorization, permission or approval under applicable laws and regulations.

The primary source of income for a financial holding company is dividends from its subsidiaries and it does not engage in any standalone business operations. Therefore, the competitiveness of a financial holding company is directly connected to the competitiveness of its subsidiaries in their respective fields. The subsidiaries of KB Financial Group, which include its main banking subsidiary as well as subsidiaries in the securities brokerage, credit card, finance, insurance and asset management industries, operate in the financial sector. The competitiveness of such subsidiaries largely determine the competitiveness of KB Financial Group and its future profits. Accordingly, investors should note that an assessment of risks involved in investing in KB Financial Group requires a comprehensive review of the current operations as well as future prospects of the subsidiaries of KB Financial Group.

The consolidated operating results of KB Financial Group for the most recent three years are as follows:

[KB Financial Group’s Operating Results]

			(Unit: KRW millions)
Item	For the three months ended	For the three months ended	For the year ended	For the year ended
	March 31, 2017	March 31, 2016	December 31, 2016	December 31, 2015
Net interest income	1,726,353	1,506,284	6,402,529	6,203,199
Interest income	2,603,810	2,466,332	10,021,882	10,375,823
Interest expense	(877,457)	(960,048)	(3,619,353)	(4,172,624)
Net fee and commission income	520,638	368,157	1,584,892	1,534,983
Fee and commission income	939,078	719,560	3,150,877	2,971,095
Fee and commission expense	(418,440)	(351,403)	(1,565,985)	(1,436,112)
Net gains on financial assets/liabilities at FVTPL	241,286	38,229	(8,768)	359,727
Net other operating expenses	(179,322)	(71,987)	(533,711)	(715,960)
General and administrative expenses	(1,167,221)	(1,053,808)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	1,141,734	786,875	2,216,231	2,858,365
Provision for credit losses	(254,894)	(118,968)	(539,283)	(1,037,231)
Net operating profit	886,840	667,907	1,676,948	1,821,134

1.	Based on K-IFRS consolidated financial statements

Source: KB Financial Group annual business report

The recent environment of the financial industry has been characterized by intense competition, corporate restructurings and expansions in size, and the failure of subsidiaries to maintain their competitiveness in such an environment may adversely affect the holding company’s results of operations and competitiveness.

The business operations of the subsidiaries of KB Financial Group are as follows:

Business	Business Description	Name of the Affiliate
Banking	Lending and deposit-taking activities and ancillary services	Kookmin Bank
Specialized credit finance	Credit cards, short-term credit card loans (cash advance), credit card loans and ancillary services	KB Kookmin Card
	Credit finance service, including leasing, installment financing, lending and ancillary services	KB Capital
Financial investment	Securities dealing, securities brokerage, investment management, collective investment and ancillary services	KB Securities KB Asset Management KB Real Estate Trust KB Investment
Insurance	Insurance business and ancillary services	KB Insurance KB Life Insurance
Savings bank	Lending and deposit-taking activities for small- and medium-sized enterprises and the working class pursuant to the Mutual Savings Bank Act	KB Savings Bank
Others	Support for business operations above, including credit check, debt collection and maintenance of computer equipment and systems	KB Credit Information KB Data Systems

Source: KB Financial Group annual business report

<Banking>

Despite the recovery of the U.S. economy and the subsiding of the Eurozone fiscal crisis, it is difficult to predict whether the domestic economy will recover due to risks such as decreased domestic demand, sluggish investments and the high rates of household debt amidst global uncertainties such as the rise in global interest rates driven by the increase in U.S. interest rates, decreasing growth rate of the Chinese economy and financial volatility in emerging economies. The growth rate of the banking industry is expected to decrease due to a heightened financial regulatory environment and implementation of risk management measures.

Lending to small- and medium-sized enterprises and mortgage loans are expected to increase due to the government’s expansionary macroeconomic policies and low interest rates. However, concerns regarding heightened financial regulations stemming from increasing levels of household debt and the ability of borrowers to repay loans amidst rising global interest rates and the delayed recovery of the economy are expected to hamper the overall expansion of bank lending. In addition, potential deterioration of industries sensitive to the economy, such as shipbuilding, shipping and construction, may adversely affect the asset quality of banks and may decrease profitability due to the need to record additional provisions.

The loan portfolio of banks has continuously increased since the expansion of market liquidity commencing in 2009. Depending on the deterioration of domestic economic conditions, a decline in corporate profitability, the decreased ability of households to repay their debt due to an increase in interest rates and a decline in employment and a decrease in prices of assets pledged as collateral may occur, and in such a case, the profitability of banks may decrease due to lower asset quality and higher provisions.

[Total Loans and Deposits in Korean Won of Deposit-Taking Banks]

											(Unit: KRW trillions)
Classification		2010		2011		2012		2013		2014		2015		2016
		Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change	Ending balance	Change
Commercial banks	Loans	987	33	1,063	76	1,100	37	1,155	55	1,250	95	1,347	97	1,424	77
	Deposits	874	123	948	74	990	42	1,010	19	1,081	71	1,164	83	1,241	77
Kookmin Bank	Loans	172	1	183	11	183	0	187	4	196	9	207	11	220	13
	Deposits	177	34	187	9	189	2	193	4	201	9	209	7	220	11

1.	Source: Economic Statistics System of the Bank of Korea, Financial Statistics Information System of the Financial Supervisory Service

Due to the increased scope of competition caused by diversification in the financial industry, as well as the restructuring of the banking industry and the establishment of five dominant financial holding companies, namely KB Financial Group, Shinhan, Hana, NH and KDB, competition in the financial industry has been intensifying. In addition, the strengthening of protection for financial consumers, increased demands placed by society to promote the public interest and other changes have led to an emergence of a new competitive landscape for financial institutions. Furthermore, a decline in profitability is anticipated as policies aimed at providing financial support to the financially alienated class become more prevalent.

Since the foreign currency crisis, banks have been increasing their size through restructuring and conversion into holding companies, and have persistently pursued asset growth. In the process of expanding assets, competition among lenders has intensified due to the expansion of second-tier financial institutions and private financing, and low interest rates continue to prevail. As a result, banks have experienced downward trends in loan-deposit margins and net interest margins (“NIM”). Despite efforts to prevent the decline of NIM, the banking sector is likely to see a continued decline in NIM, and banks will likely shift their focus to sound management and new revenue models.

[Loan-Deposit Margin and Net Interest Margins of Commercial Banks]

					(Unit: %)
Classification		2010	2011	2012	2013	2014	2015	2016
Commercial banks	Loan-deposit margin	2.32	2.07	1.97	1.91	1.83	1.79	1.89
	NIM	2.70	2.66	2.44	2.22	2.13	1.96	1.92
Kookmin Bank	Loan-deposit margin	3.37	2.94	2.54	2.25	2.04	1.79	1.78
	NIM	2.77	2.50	2.17	1.91	1.81	1.61	1.58

1.	Source: Financial Statistics Information System of the Financial Supervisory Service, Economic Statistics System of the Bank of Korea
2.	Loan-deposit margin: Represents the difference between interest rates on loans and interest rates on deposits
3.	NIM (Net Interest Margin): Represents the difference between the interest income generated from interest-earning assets by financial institutions and the amount of interest paid to their lenders, relative to the amount of total interest-earning assets

Funding costs have decreased due to the decline in debt issuances amidst the liquidity squeeze in the domestic financial market as a result of the global financial crisis. Among the total funding of domestic banks, the portion of deposits and low-cost funding is increasing.

However, if uncertainties surrounding the financial market are reduced and the global economy recovers, thereby reducing investors’ preferences for safe assets, it is possible that deposits will be withdrawn, resulting in higher interest rates and lower profitability. In addition, due to increases in competing products, low-cost deposits may account for a smaller percentage of a bank’s available funding sources for loans, which could have an adverse effect on the bank’s profitability.

[Composition of Funding of Commercial Banks]

								(Unit: %)
	Classification	2010	2011	2012	2013	2014	2015	2016
Commercial banks	Cost funding	78.97	78.64	79.15	79.07	79.37	78.17	74.35
	(Deposits in Korean won)	52.37	56.61	58.19	59.34	60.15	58.56	58.88
	(Certificates of deposit in Korean won)	4.48	1.95	1.1	0.94	0.87	0.96	1.15
	(Debentures in Korean won)	8.52	6.47	5.88	5.42	5.11	4.90	3.99
	(Others)	13.61	13.61	14.00	13.37	13.24	13.75	10.33
	No-cost funding	21.03	21.36	20.85	20.93	20.63	21.83	25.65
	(Demand deposits)	4.79	4.98	5.06	5.46	5.83	6.69	13.71
	(Others)	16.24	16.37	15.79	15.47	14.80	15.14	11.94
	Total	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Kookmin Bank	Cost funding	78.60	78.25	79.23	77.85	77.24	75.49	74.35
	(Deposits in Korean won)	53.95	61.72	62.67	62.01	62.32	59.88	58.88
	(Certificates of deposit in Korean won)	4.36	0.68	0.66	0.68	0.64	1.32	1.15
	(Debentures in Korean won)	11.64	6.46	5.08	4.90	4.61	4.37	3.99
	(Others)	8.65	9.39	10.82	10.26	9.67	9.92	10.33
	No-cost funding	21.40	21.75	20.77	22.15	22.76	24.51	25.65
	(Demand deposits)	8.17	8.78	8.73	9.70	10.78	12.43	13.71
	(Others)	13.23	12.97	12.04	12.45	11.98	12.08	11.94
	Total	100.0	100.00	100.00	100.00	100.00	100.00	100.00

1.	Source: Financial Statistics Information System of the Financial Supervisory Service

Inter-industry competition may intensify due to the enforcement of the FSCMA. Of the 16 laws that regulated the capital markets (excluding the Bank Act and the Insurance Business Act), the Securities and Exchange Act, the Futures Trading Act, the Asset Management Business Act, the Trust Business Act, the Combined Financial Business Act, the Corporate Restructuring Investment Companies Act and the Securities and Futures Exchange Act were abolished and they were combined to form the FSCMA, which went into effect on February 4, 2009.

Among the operations of financial investment firms, operations that overlap with those of banks, including payment settlement and trust operations, are expected to contribute to an increase in competition between banks and financial investment firms to attract funds. In addition, the provision of new financial products by financial investment firms may incentivize customers to withdraw funds from banks, which may decrease the deposit base of banks.

Furthermore, increases in the size of financial investment firms and the strengthening of their investment banking capabilities could lead to increased underwriting of corporate bonds by financial investment firms as well as increased financing by individual corporations in the capital markets, which may weaken the lending operation of banks.

However, the FSCMA promotes offering of comprehensive financial investment products, which provides banks with an opportunity to increase their non-interest income by strengthening their retail operations, based on their strong funding capability and extensive sales network. Large banks have been utilizing the FSCMA as an opportunity to expand their business by establishing or acquiring a financial investment firm as an affiliate or a subsidiary.

<Specialized Credit Finance>

The specialized credit finance business was strictly governed by individual regulations relating to the credit card business, facilities leasing business, installment financing business and venture capital business. However, due to increases in demand for each type of financial product, the liberalization of the financial markets and the trend towards provision of multiple financial services, the aforementioned four business areas were combined to create a single “specialized credit finance business” through the enactment of the Specialized Credit Finance Business Act in August 1997. Specialized credit finance companies procure funds mainly through the issuance of corporate bonds and commercial paper. Since they do not take deposits, the need to restrict entry into this business based on concerns regarding asset quality is not significant. Therefore, it is relatively easy to enter the specialized credit finance business, by meeting conditions relating to principal shareholders and capital and registering with the FSC (except for the credit card business).

Specialized credit finance companies are established and operated pursuant to the Specialized Credit Finance Business Act. After having gone through restructuring processes, including mergers, exits and new entries, there are 76 companies in operation and registered as a member with the Credit Finance Association as of the date of submission of the Securities Registration Statement.

[Current Specialized Credit Finance Companies]

Category	Company name

Lease/Installment Finance Companies (43)	KB Capital, Delagelanden, Deutsch Financial, Dongbu Capital, Dongwha Capital, Lotte Auto Lease, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Mason Capital, Moorim Capital, KDB Capital, Scania Finance Korea, Star Financial Services Korea, Shinhan Capital, Aju Capital, Acuon Capital, SY Auto Capital, Eco Capital, Orix Capital, OK Capital, Welrix Capital, Cosmo Capital, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hana Capital, Heidelberg Print Finance Korea, Korea Asset Investment Capital, Hankook Capital, Korea Investment Capital, Hyundai Capital, Hyundai Commercial, Hyosung Capital, AJ Investment Partners, BMW Financial Services Korea, BNK Capital, DGB Capital, JB Woori Capital, JT Capital, NH Capital, RCI Financial Services Korea, SPC Capital

Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card

New Technology Business Finance Companies (25)	Nau IB Capital, Nongshim Capital, Mega Investment, MetaVest, Mirae Asset Capital, Samsung Venture Investment, Synergy IB Investment, Aju IB Investment, Axis Investment, Ace Investment & Finance, Nvestor, NHN Investment, Woori Technology Investment, WidWin Investment, Ubiquitous Investment, EN Investment, Genitas Investment, Gemini Investment, KT Investment, Korea Omega Investment Finance, Q Capital Partners, Tigris Investment, POSCO Technology Capital, HB Investment, IBK Capital

Due to the integration of the four business sectors, individual companies’ scope of operations increased significantly and the provision of comprehensive financial services became possible. Looking at the growth prospects for the leasing industry, despite the gradual decrease in demand for industrial equipment leasing and other traditional leasing, the volume of leasing activities is increasing due to increases in vehicle leasing. However, sluggish capital expenditures by corporations act as a burden to the industry. In the early 2000s, lease assets comprised an absolute majority of the total assets of leasing companies. Recently, however, the asset composition of leasing companies has become bifurcated into lease assets and loan assets.

Because the Korean installment financing and leasing markets are small and the barriers to entry are not high, multiple installment financing and leasing companies exist, with an excessive number of small market participants, which makes the competition intense. The market size of the installment financing industry has increased steadily as the Specialized Credit Finance Business Act converted to a registration-based system and demand for installment financing for retail customers increased, including for vehicle installment financing. Vehicle installment financing, which is the mainstay of the installment financing sector, experienced market stagnation starting in the second half of 2008 due to the economic downturn caused by the financial crisis in 2008. Automobile sales decreased rapidly while the creditworthiness of users of installment financing decreased and delinquencies increased in tandem. Recently, the installment financing industry is showing signs of growth with respect to the automobile financing operations of large installment financing companies. The competition in the industry has intensified recently due to the gradual collapse of barriers to entry for individual business areas, attributable to the gradual changes in and the diversification of the specialized credit finance industry. Moreover, the downturn in the Korean financial markets arising from the European fiscal crisis and economic stagnation has led companies in other industries to enter the specialized credit finance industry, which has caused competition to further intensify.

Credit card companies generate profit when consumers (cardholders) pay (by using a credit card) the providers (credit card merchants) for goods and services, or obtain cash advances from credit card companies. Therefore, changes in spending by Korean consumers and the fluctuations in the Korean economy have a significant effect on the profitability of credit card companies.

Korean credit card companies achieved considerable growth and realized substantial profits between 1999 to 2002, the period following the foreign currency crisis during which consumer spending increased as the economy recovered and interest rates stabilized, and the government implemented policies designed to encourage use of credit cards. Thereafter, however, the credit card industry underwent an industry-wide restructuring as the economic stagnation since 2003 had a drastic adverse effect on the ability of consumers to manage household debt and resulted in a significant increase in delinquencies.

[Credit Card Usage by Year]

				(Unit: KRW trillions)
	Classification	2016	2015	2014	2013	2012
Credit card companies	Single payment	360.0	436.7	408.3	400.7	382.7
	Installments	78.3	99.3	92.2	87.9	95.3
	Short-term credit card loans (cash advances)	44.4	59.5	63.3	68.3	75.0
	Long-term credit card loans (credit card loans)	28.4	35.1	30.3	28.4	24.7
	Total	511.1	630.6	594.1	585.3	577.7
KB Kookmin Card	Single payment	38.1	47.7	45.0	45.3	38.4
	Installments	9.5	11.7	10.9	12.1	9.9
	Short-term credit card loans (cash advances)	6.4	8.8	9.5	11.6	10.3
	Long-term credit card loans (credit card loans)	4.4	5.2	4.2	3.8	3.6
	Total	58.5	73.5	69.7	72.9	62.3

1.	Source: Monthly Financial Statistics Bulletin of the Financial Supervisory Service, KB Kookmin Card
2.	Includes companies solely and partially engaged in the credit card business
3.	Data for 2016 includes up to 3rd quarter results.

Through the disposition of troubled assets and improvements in asset quality, credit card companies underwent a period of recovery starting in the second half of 2005, and have since maintained an overall solid financial structure and a stable profit structure. Nevertheless, risks related to a future downturn in the Korean economy due to adverse external conditions have risen in prominence, including due to a downturn in the global economy, occurrence of the global financial crisis, adverse economic conditions in Korea, occurrence of severe natural disasters and increased geopolitical risks.

Delinquency ratios for Korean credit card companies remain relatively healthy and have been on a gradual decline, except for a slight increase in delinquency ratios since 2010. Investors should note when making their investment decision that the profitability and asset quality of credit card companies could deteriorate due to the recent increase in the use of installment payment plans and card loans as well as a decline in consumer spending attributable to the slowing of the Korean economy, which would have a material adverse effect on the credit card industry.

[Delinquency Ratios (Overdue by More Than One Month, Including Restructured Loans)]

				(Unit: %)
Year	KB Kookmin	Shinhan	Samsung	Hyundai	Lotte
2004	N/A	17.24	23.01	13.33	2.80
2005	N/A	7.89	15.83	4.28	2.09
2006	1.47	5.34	8.95	2.19	2.10
2007	1.12	3.65	6.26	0.45	1.51
2008	1.46	3.33	5.42	0.73	1.88
2009	1.09	2.92	2.97	0.35	1.25
2010	1.02	2.01	2.58	0.46	1.42
2011	1.51	2.27	2.66	0.56	1.96
2012	1.26	2.62	1.68	0.68	2.23
2013	1.82	2.15	1.71	0.83	1.94
2014	1.59	2.18	1.47	0.88	1.48
2015	1.24	1.68	1.31	0.78	1.69
2016	1.47	1.68	1.18	0.84	1.62

1.	Source: Financial Statistics Information System of the Financial Supervisory Service
2.	LG Card and Shinhan Card merged on October 1, 2007, followed by the launch of (new) Shinhan Card.
3.	Pre-2011 data regarding KB Kookmin Card is from Kookmin Bank’s credit card business operations.

Intense competition in the credit card industry due to implementation of growth strategies and aggressive marketing by credit card companies is exerting downward pressure on credit card commission rates and interest rates on cash advances, which could have an adverse effect on the profitability of credit card companies.

From 2003 to 2004, the credit card industry endeavored to stabilize operations through capital increases, management of delinquency ratios, cost efficiency adjustments, conservative management of cardholders and enhancement of risk management systems. Since the second half of 2009 when business conditions of credit card companies improved, there have been increases in marketing costs attributable to aggressive marketing campaigns undertaken to attract new cardholders and increase market shares.

Furthermore, in light of improving operating income and net profits of credit card companies, there have been criticisms that credit card commission rates are too high and burdensome, and credit card merchants and consumer groups have increasingly exerted pressures to decrease credit card commission rates. In response, the credit card industry voluntarily offered preferential commission rates to small- and mid-sized merchants in advance of amendments to the applicable laws in December 2012. In addition, the financial supervisory authorities are seeking to improve the commission rate system for credit card lending, including cash advances and credit card loans, and to encourage reduction of commission rates, which could have an adverse effect on the profitability of credit card companies.

[Economically Active Population and Number of Credit Cards by Year]

Year	Economically Active Population (ten thousand)	Number of Credit Cards (ten thousand)	Number of Check Cards (ten thousand)	Credit Cards per Economically Active Person
2007	2,422	8,957	4,041	3.7
2008	2,435	9,625	5,557	4.0
2009	2,439	10,699	6,654	4.4
2010	2,475	11,659	7,674	4.7
2011	2,510	12,214	8,975	4.9
2012	2,550	11,623	9,914	4.6
2013	2,587	10,203	9,752	3.9
2014	2,654	9,232	10,077	3.5
2015	2,691	9,314	10,527	3.5
2016	2,754	9,496	10,817	3.4

1.	Data for 2016 includes up to 3rd quarter results.
2.	Source: The Credit Finance Association, The Credit Finance Vol. 48.

The credit card industry’s growth is expected to slow due to weakening consumer confidence from increased household debt, slowing economic growth, a reduction in tax benefits for credit card usage and the impact of financial technology. Moreover, the profitability of credit card companies is expected to deteriorate due to continued demands by the government and credit card merchants to reduce credit card commission rates and the intense competition in the industry stemming from aggressive marketing.

Credit card companies are regulated by the FSC in accordance with applicable laws. Since 2002, due to rapid growth of the credit card market and concerns over insolvency of credit card companies, applicable laws and regulations governing the credit card industry were either newly enacted or amended, and stronger regulations on recruitment of new cardholders, restrictions on the proportion of lending operations (including cash advances) of credit card companies, tightened capital adequacy ratio requirements and stricter standards for calculating delinquency ratios have been implemented.

On June 7, 2011, the FSC and the FSS announced an overall revision of the regulations relating to funding, which was designed to implement special preventive measures against excessive competition among credit card companies to increase size and to allow the financial regulatory authorities to closely monitor credit card companies and enforce strict disciplinary measures if they are found to have acted in contravention of such preventive measures. Furthermore, in December 2011, the financial regulatory authorities established the “Comprehensive Plan for Structural Reform of the Credit Card Market” to minimize social problems, including excessive use of credit cards and issues regarding commission rates charged to credit card merchants. Various additional regulations may be implemented in the future, and KB Financial Group’s performance and profitability may be adversely affected by policies implemented by regulatory authorities, including the introduction of restrictions on leverage, reduction in tax benefits for credit card usage and the promotion of active use of debit cards.

KB Kookmin Card, which is a subsidiary of KB Financial Group, possesses personal information of a large number of customers given the nature of its business, and has in place information technology systems and various security measures to protect such information. Despite such protective measures, however, there is a possibility that such information may be disclosed by internal staff and third parties as well as through hacking attempts. Such incidents could result in regulatory sanctions as well as civil and criminal liabilities.

<Financial Investment>

The profit of a financial investment company is influenced considerably by economic conditions in Korea and elsewhere as well as various other factors. There is significant uncertainty in the current financial environment due to the possibility of a reoccurrence of a global financial crisis, and if economic conditions were to decline or volatility in the financial markets were to increase again, the results of operations and profitability of KB Financial Group could be adversely affected.

Until early 2000, Korean financial investment companies were dependent mostly on brokerage commissions for their revenues and had a profit structure that was sensitive to market fluctuations. Their business growth prospects were uncertain due to a simple business model consisting almost exclusively of brokerage operations. In order to overcome this problem, large financial investment companies proceeded to engage in asset management, investment banking and trading businesses so as to diversify their business model and ensure stable profit generation by diversifying their revenue streams. Despite such efforts, brokerage commissions continue to comprise a significant source of revenue for Korean financial investment companies, and Korean financial investment companies continue to experience fluctuations in their profits when markets fluctuate due to their lack of the ability to respond proactively to market volatility.

The fiscal crisis in Europe that began to materialize in earnest after the Greek fiscal crisis in May 2010 and the downgrading of the credit ratings of the United States and Japan, as well as concerns over a double-dip recession in the United States and renewed concerns regarding fiscal difficulties in the Eurozone, caused anxiety in the global financial markets to spread and increased market uncertainty, which led to substantial declines in stock prices.

In 2014, the global economy experienced an increase in volatility as the United States pursued monetary normalization while other major countries aggressively implemented easing of monetary policies in contrast. Western nations’ imposition of economic sanctions on Russia due to the crisis in Ukraine had an adverse effect on the economy of the Eurozone, whose volume of trade with Russia is fairly large, and pressures were put on the European Central Bank to ease monetary policy, including through lowering of interest rates and purchases of assets.

In 2015, while it seemed that the profitability of financial investment companies would improve due to increases in the Korea Composite Stock Price Index (the “KOSPI”) and trading values as well as declines and stabilization of bond yields, steep increases in German and U.S. sovereign bond yields in April 2015 led to an increase in volatility in the bond market in Korea. In August 2015, the People’s Bank of China carried out a sudden devaluation of the Chinese Yuan, which caused the reference value of the Chinese Yuan as announced by the People’s Bank of China to decline by 4.6% in four days and significantly increased exchange rate volatility in Korea, causing the Korean Won to depreciate to KRW1,180 against the U.S. dollar. The short-term weakening of the Korean Won led foreigners to sell Korean stocks and bonds amid concerns over foreign exchange losses, which had a short-term adverse effect on the Korean financial markets.

On October 7, 2015, the KOSPI recovered to the 2,000 level, which was a reflection of doubts in the market as to the likelihood of U.S. policy rate increases within the year, particularly in light of the FOMC’s decision to leave rates unchanged in September 2015 and the U.S. non-agricultural employment figures announced in October 2015, which were substantially below market expectations. Although the KOSPI was at 1,961 at the end of 2015, consistently moving in the 1,900 – 2,000 point range, there were some positive aspects, such as the recording of the highest daily trading value for the previous four years. In June 2016, the Bank of Korea further reduced its policy rate from 1.5% to an unprecedented 1.25% after an 11-month freeze, which, together with the delayed increase in rates by the United States, had a positive effect on the Korean stock indices.

However, the increase in policy rates in the United States in 2017 and uncertainties in the Korean and overseas financial markets that could adversely affect the profitability of the financial investment sector still exist, including the possibility of an interest rate hike by the United States and potential fluctuations in the Korean economy. Investors should pay special attention to changes in the financial investment industry as well as the economic conditions in Korea and elsewhere, particularly in light of the decrease in the operating profit of the financial investment sector by half in the first half of 2016 compared to the same period in the previous year due to losses arising from equity-linked securities and a decrease in net financial income attributable to a decrease in the general level of interest rates in Korea.

[Korean Stock Market and Average Daily Trading Value]

(Units: One million shares, KRW hundred million)
Classification	2016	2015	2014	2013	2012	2011	2010
Number of listings	2,071	2,041	1,964	1,932	1,940	1,974	1,962
KOSPI Index	2,026	1,961	1,915.6	2011.3	1,997.0	1,825.7	2,051.0
KOSDAQ Index	631	682	543.0	500.0	496.3	500.2	510.7
Average daily trading volume	1,062	1,060	633	723	1,077	897	1,024
Average daily trading value	77,714	88,751	59,539	58,168	69,528	91,132	75,444

1.	Source: Korea Exchange Stock Statistics, The Bank of Korea Economic Statistics System
2.	Number of listings, average daily trading volume and average daily trading value are calculated by adding KOSPI and KOSDAQ amounts at the end of the relevant year.

The results of operations of financial investment companies tend to fluctuate significantly when stock prices fluctuate in the securities markets. Generally, when securities markets experience an upward trend, investor confidence increases and trading volumes rise accordingly, which leads to an increase in brokerage commissions and improvement of the financial investment sector. However, when the stock market declines, investor confidence decreases and trading volumes decrease in tandem, which generally leads to a decrease in brokerage commissions.

The income of Korean financial investment companies consists mainly of commission income, gains on valuation and disposal of securities and gains on derivative transactions. Commission income comprises the fees received from customers in return for provision of financial services, such as brokerage commissions and investment banking commissions, and is a relatively stable source of income that accounts for a very high percentage of the net operating income of Korean financial investment companies. Gains on valuation and disposal of securities are recognized when the value of their owned assets (such as equity and debt securities) changes. Gains on derivative transactions are recognized upon the transaction of derivative products with underlying assets such as securities.

Brokerage commissions account for the largest percentage of commission income. While brokerage commissions as a percentage of commission income have continued to decrease from 71.35 % in 2007, they still accounted for 49.28% of commission income in 2016, or KRW3.3395 trillion from a total of KRW6.8903 trillion. If trading values decrease due to fluctuations in the stock market, the brokerage commissions of financial investment companies may decrease, which would have an adverse effect on the profitability of financial investment companies.

In 2009, the FSCMA was enacted in order to achieve both deregulation and protection of investors simultaneously. The FSCMA was intended to promote advancement of capital markets and help develop financial investment companies with global competitiveness by deregulating market entry and the scope of business that may be undertaken by financial investment companies. If the number of new market entrants increases due to the deregulation of market entry, and numerous competitors, including banks, insurance companies and foreign financial institutions, engage in intense competition, financial investment companies without competitiveness are expected to have difficulty gaining market dominance.

In recent years, however, Korean financial investment companies have been considered to have high growth prospects due to the following factors: (i) the continuous growth of the global economy, (ii) the expansion of the Asian financial markets following the economic growth of Asian countries, including China and India, (iii) the increase in financial assets attributable to aging of the population, (iv) the increase in the percentage of stock holdings in the portfolios of large institutional investors, such as the National Pension Fund and retirement funds, (v) a paradigm shift from savings to investment, and (vi) changes in the Korean financial markets due to the introduction of the FSCMA.

The financial investment industry is expected to undergo (i) an accelerated restructuring, including new entries, exits and mergers of financial investment companies, increased instances of establishment of financial holding companies and the emergence of comprehensive financial investment operations, (ii) increases in the size of existing financial investment companies through increased paid-in capital and (iii) formation of various alliances among existing financial investment companies as part of their strategy for survival. Financial investment companies are endeavoring to enhance their competitiveness by continuously diversifying and expanding into various businesses, including cash management accounts, trust, pension, over-the-counter derivatives and wrap accounts, so as to diversify their revenue streams and increase their business capabilities. Consequently, the industry is expected to be revamped so that only those financial investment companies that have become large and specialized through diversification of revenue streams and restructuring will be able to survive. In particular, in order to improve their currently inferior market position, bank-affiliated financial investment companies are highly likely to adopt a comprehensive business strategy based on their superior capital access and extensive sales channels comprising their affiliated branch networks as well as their strong affiliated customer base, which is expected to intensify competition between such bank-affiliated investment companies and existing financial investment companies.

Among the existing financial investment companies, a total of 53 securities companies were participating in the market as of the end of the first quarter of 2017, forming a more competitive landscape in terms of customer attraction and sales relative to other financial sectors, such as banking and insurance. Competition in the market has gradually been increasing since the collapse of barriers between sectors due to the recent allowance of cross-sector business operations.

[Number of Companies in Each Financial Sector]

Classification	Banking	Insurance	Life insurance	Securities
Number of companies	17	32	25	53

1.	Source: Financial Statistics Information System of the Financial Supervisory Service as of March 31, 2017

While there are many companies participating in the market, the Korean capital markets are not yet mature and competition through differentiation in products and services is realistically difficult. Consequently, most securities companies utilize price as their primary means of competition to attract customers and market their products and services. Increasingly more securities companies are using low-profit, high-volume deep discount online stock broker services as their means of competition, which is further intensifying competition in the market.

With the operation of 53 securities companies in the limited Korean market leading to competition over brokerage commission rates, as well as the proliferation of online broker services with relatively low commission rates, the brokerage commission rates for trading stocks have maintained a downward trend until recently. Considering the transaction costs that are incurred by securities companies when executing a trade, additional large decreases in commission rates seem unlikely given concerns over negative interest rate spreads. However, given the increase in online trades and the number of securities companies in the market, commission rates are expected to continue to decrease in the short term. Considering the importance of brokerage operations for the profitability of securities companies, improvement in the profitability of brokerage operations is deemed to be necessary to improve the profitability of the securities companies. Investors should consider when making their investment decision that such competitive landscape will continue and not change in the short term.

Significant changes in the financial investment industry are expected following the recent launch of Mirae Asset Daewoo upon the acquisition of Daewoo Securities by Mirae Asset Securities and the formation of KB Securities pursuant to the acquisition of Hyundai Securities by KB Financial Group. Upon the completion of mergers and acquisitions of such large securities companies, market consolidation is expected to increase further. The industry estimates that the market share of the top five securities companies, which are NH Investment & Securities, KB Securities, Samsung Securities, Korea Investment & Securities, and Mirae Asset Securities–Mirae Asset Daewoo, will gradually increase from its current market share of 41.2% to 45.7% in 2018.

In recent years, sales of beneficiary certificates by banks and insurance companies have been increasing rapidly following the permission of cross-sector operations within the financial industry. In particular, banks have adopted the strengthening of non-interest income operations as their main business strategy and increased sales in a short period time, making them powerful competitors in the market. Nonetheless, banks’ sales of beneficiary certificates have been declining since the financial crisis in 2008, whereas sales of beneficiary certificates by securities companies have continued to increase. However, investors should note when making their investment decision that banks possess the ability to utilize their extensive sales channels and large customer base when selling their financial products, which would be difficult for the securities companies to emulate in a short period of time.

<Insurance>

With the low economic growth and low interest rate environment forecasted to continue in Korea and elsewhere in 2017, growth in new insurance contracts in the life insurance industry is also expected to slow due to delays in the recovery of financial markets and strengthening of regulations applicable to the insurance industry. Similar to 2015, the government policies relating to the finance and insurance sectors are expected to be centered around the “protection of financial consumers,” which is expected to lead to reduced deferrals of acquisition costs for new insurance contracts and have an adverse effect on the business environment of insurance companies. Furthermore, if low economic growth and the low interest rate environment continue for a prolonged period of time, the profitability of life insurance companies would suffer from negative interest rate spreads and decreased returns on assets, which could have an adverse effect on the business of life insurance companies.

The competitive landscape for the insurance industry is expected to change significantly as the polarization between the leading group and others worsens and the gap between such groups widens further. Competition in the insurance industry is expected to intensify due to (i) continued mergers and acquisitions in the industry, (ii) attempts by some medium-sized life insurance companies to seek opportunities for growth through an initial public offering, (iii) commencement of operation of NongHyup Property & Casualty Insurance, (iv) competition for recruitment initiated by foreign insurance companies and (v) establishment of online direct sales channels and other aggressive marketing campaigns undertaken mainly by large companies, including Samsung and Kyobo.

The largest shareholder and specially related parties of KB Insurance (formerly LIG Insurance), which currently maintains the fourth largest market share of the property and casualty insurance sector at approximately 14%, engaged in a sale of their shares. KB Financial Group participated in the bidding for the acquisition of KB Insurance (formerly LIG Insurance) and submitted a final bid in May 2014. In June 2014, KB Financial Group was selected as the final preferred bidder and entered into a share purchase agreement for the acquisition of 11,682,580 shares of KB Insurance (formerly LIG Insurance). In December 2014, the FSC approved the addition of KB Insurance (formerly LIG Insurance) as a subsidiary of KB Financial Group, and in March 2015, the parties entered into an amended share purchase agreement to finalize the share purchase price of KRW645 billion. In June 2015, the addition of KB Insurance (formerly LIG Insurance) as a subsidiary of KB Financial Group was completed. In addition, on November 19, 2015, KB Financial Group acquired treasury shares comprising 13.82% of the total issued shares of KB Insurance (formerly LIG Insurance) to increase its total shareholding in KB Insurance (formerly LIG Insurance) to 33.29%. On December 30, 2016, KB Financial Group increased its holdings in KB Insurance to 39.81% by acquiring a 6.52% interest through a third party capital contribution. Furthermore, KB Financial Group additionally acquired a 54.49% interest through the KBI Tender Offer, which was completed on May 12, 2017 (resulting in an aggregate 94.30% interest in KB Insurance), and plans to acquire the remaining 5.70% interest through the KBI Stock Swap, thereby acquiring 100% of KB Insurance to add it as a wholly-owned subsidiary.

The risk-based capital system, which is designed to improve the payment capability of insurance companies, was implemented in 2011. Although financial regulatory authorities recommend a risked-based capital ratio of 150%, the risk-based capital ratios of some insurance companies have declined due to recent decreases in interest rates and stricter computation standards, which highlights the need for additional capital increases. Furthermore, the insurance sector will be subject to the implementation of IFRS 17 in 2021, which mainly deals with market valuation of insurance liabilities. Upon the implementation of IFRS 17, insurance liabilities, which were previously measured by applying the discount rate at the time of acquisition, will be measured by applying the current rate of discount, which will lead to an increase in the fair value of insurance liabilities and an increase in interest rate risk as measured by asset and liability duration gap analysis, which in turn would cause the risk-based capital ratio to decline. Consequently, the existing computation standards for the calculation of the risk-based capital ratio of insurance businesses will also change, which may lead insurance companies to require additional capital so as to adjust to the new regulatory environment.

<Savings Banks >

Due to continuous restructuring since 2011, the number of savings banks decreased from 113 as of December 31, 2004 to 79 as of December 31, 2016. Restructuring in the savings bank sector is expected to occur regularly. Although there has been a significant decrease in real estate loans, which had mainly contributed to the insolvency of savings banks, loan loss provisions continue to be high due to difficulty in improving the profitability of project financing loan operations, which is mainly attributable to delayed recovery of the real estate market.

In addition, the savings bank industry is expected to directly compete in the mid-level interest rate loan market against internet primary banks, such as K bank, which commenced operations in April 2017, and Kakao Bank, which is expected to commence operations in the first half of 2017. K bank extended loans of over KRW30 billion in its first three days of operations, and loans extended by internet primary banks are expected to reach KRW5 trillion in ten years, assuming four internet primary banks are in operation. Because nationwide commercial banks are considered superior to internet primary banks in terms of infrastructure, risk management and stability, the growth of internet primary banks is expected to adversely affect the profitability of second-tier financial institutions, including savings banks that compete for the same client base in the mid-level interest rate loan market. The current lending rate of internet primary banks, which generally services mid-level interest rate loans, is lower than that of second-tier financial institutions, and in the future, if the convenience provided by internet primary banks leads to growth in the mid-level interest rate loan market, resulting in increased competition for loans between second-tier financial institutions and internet primary banks, such factors may cause a decline in the profitability of savings banks.

Furthermore, the ability of savings banks to generate profit is declining due to continued deleveraging amidst economic stagnation, increased credit risk and decreases in new loans attributable to tighter regulations. Moreover, savings banks are expected to experience difficulty in recovering their profitability due to the possibility of additional delinquencies with respect to the loans that they hold.

B.	Risks Relating to Changes in the Global Financial Markets

Changes in the global financial markets, including (i) the global economic downturn due to the Eurozone fiscal crisis in 2010, (ii) increased market volatility stemming from global efforts to ease monetary policy due to the decrease in crude oil prices since 2012 as a result of shale gas development, (iii) increased uncertainty in the global economy arising from the commencement of scale-down by the United States of its “quantitative easing” stimulus program in 2013, (iv) continued increases in policy rates by the United States in 2016 as well as uncertainties regarding President Trump’s economic policies and (v) issues relating to possible additional exits from the European Union following the “Brexit” vote, contributed to increased uncertainty globally and had a significant effect on the financial industry, which in turn has had both a direct and indirect impact on KB Financial Group.

Changes in the global financial markets have a significant effect on the financial industry, as evidenced by the global financial crisis stemming from the subprime mortgage crisis in the United States in 2008, which raised questions as to the asset quality of financial institutions and the internal risk management system of the financial industry.

In 2010, following the global financial crisis, the European economies experienced significant deterioration on the back of decreased tax revenues, increased government spending in connection with large scale fiscal stimulus packages and the collapse of asset bubbles in connection with expansionary monetary policies set by the European Central Bank. European governments implemented bailout plans as the number of non-performing bank loans and bankruptcies increased in the private sector, resulting in a surge in government debt and further aggravating the European economies’ insolvency issues. In 2011, the global economy also showed signs of significant deterioration, particularly with respect to developed economies, which was attributable to the instability in the Middle East and the Northern Africa region (political and economic instability in various countries in the region, including Egypt, Syria and Libya) in January 2011, the great Japan earthquake in March 2011, Greece’s request for a bailout in May 2011 and the downgrading of the credit rating of the United States in August 2011. In 2012, however, the global economy showed some signs of improvement as governments worldwide worked together to provide liquidity, including the provision of liquidity by Japan and China in early 2012, the final approval of Greece’s bailout package in March 2012 and the announcement of the commencement of a third round of quantitative easing by the United States in September 2012 as well as the decision by the European Central Bank in September 2012 to purchase an unlimited amount of distressed government bonds.

However, the uncertainty surrounding the global economy increased again after 2012 due to the significant decrease in crude oil prices attributable to the development of shale gas, and as a result, major countries established plans to ease their monetary policies. For example, in 2015, 18 countries around the world eased their monetary policies in succession and lowered their respective policy rates, which led to a third round of easing of monetary policy since the global financial crisis. The Eurozone, Canada, Norway and Sweden, whose currencies belong to the G10 currencies, participated in the easing of monetary policy, and 11 emerging countries also lowered their policy rates. In 2016, however, volatility in the global financial markets increased as major countries lowered their policy rates against market expectations. Such reductions in policy rates were attributable to a number of factors, including increased flexibility for implementation of monetary policy in light of recent decreases in oil prices, the need for an economic stimulus program and defensive measures against deflation as well as the need for a policy that would offset the ripple effect of the easing of monetary policy by neighboring countries.

[Changes in the Policy Rates of Major Countries in 2016]

Change in Policy Rate	Name of Country
Decrease	21 countries, including Ukraine, Indonesia, Philippines, Russia, Iceland, New Zealand, Australia, Serbia and South Korea
No Change	18 countries, including Canada, Switzerland, Denmark, Saudi Arabia and Thailand
Increase	Six countries, including Egypt, Colombia, Mexico and South Africa

1.	Source: Bloomberg

However, the uncertainty surrounding the global economy increased again as the United States moved to scale down its quantitative easing stimulus program in 2013. At the meeting of the United States Federal Open Markets Commission (the “FOMC”) held in December 2013, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) tapered back its asset purchase scale from USD85 billion to USD75 billion, and continued to taper back its asset purchase scale by USD10 billion at every FOMC meeting held thereafter. The Federal Reserve Board decided to end its monthly asset purchase program at the regular FOMC meeting held in October 2014. After the completion of the tapering process, increases in policy rates by the United States emerged as a major issue in the global economy, and in December 2015 and December 2016, the FOMC raised policy rates and announced in December 2016 that it would continue to raise policy rates in the future. Such actions contributed to an increase in anxiety over foreign capital flight among major emerging Asian economies as well as significant fluctuations in the currency exchange rates of emerging economies such as Turkey, Argentina, Brazil and the Republic of South Africa. The timing of an increase in policy rates by the United States, as well as the speed with which it raises such rates, still remain an uncertainty and require continuous monitoring. Consequently, global capital flows continue to shift and the likelihood of greater volatility in exchanges rates is increasing, which may act as sources of instability for the Korean financial markets, which are relatively open to foreign capital flows.

In addition, the election of President Trump in November 2016 has resulted in increased volatility in short-term policy rates. In particular, lowering the corporate tax rate and expanding fiscal policy, which are a key part of Trump President’s economic policy commitments, are likely to cause a weakening of the bond market in the future. President Trump’s economic policies are expected to cause uncertainty in the Korean financial markets going forward, as well as lower investors’ risk appetites, which could negatively affect foreign investors investing in the Korean financial markets.

In its World Economic Outlook report published in April 2016, the International Monetary Fund forecasted the global economic growth rate at 3.2% and 3.5% for 2016 and 2017, respectively, which represent a decrease of 0.2 percentage point and 0.1 percentage point, respectively, against the rates forecasted in January 2016. Although the global economy is expected to recover as the economies of emerging and developing countries are normalized, such revision in forecasts is believed to be based on lingering concerns over uncertainties in the global financial markets and the potential weakening of the global economy. With respect to developed economies, economic growth similar to that of 2015 is expected due to increased domestic demand on the strength of active monetary policy and low oil prices. However, rising exchange rates and tight financial conditions may slow down the economic recovery. In addition, due to downside risks that still exist, including continued increases in interest rates by the United States and the related increase in volatility in global financial markets, financial markets of emerging economies with weak economic fundamentals may become destabilized and real economies may also contract as exports from emerging countries that are dependent on developed economies decrease, which dangers may spread to the Korean economy.

Furthermore, following the referendum on the United Kingdom’s membership in the European Union on June 23, 2016, calling for an exit from the European Union (“Brexit”), it is forecasted that issues relating to possible additional exits from the European Union would increase instability globally and that the Korean market would also continue to be affected. On January 17, 2017, Prime Minister Theresa May declared her resolve to push Brexit forward, which would cause the United Kingdom to leave the European Union’s single market and tariff alliance. As a result, global banks may be forced to withdraw from the United Kingdom, and volatility not only within Europe but also of the global financial markets may increase.

As described above, the operating environment of financial institutions continues to be subject to many uncertainties in 2017. Investors should note that such uncertainties in the global financial markets are expected to affect Korean financial institutions and the Korean economy and increase the liquidity risk and credit risk of assets of Korean financial institutions. Investors should be aware that deterioration in asset quality and in the operating environment could negatively affect the results of operations of financial institutions.

C.	Intensified Competition due to Restructuring in the Financial Industry

Financial holding companies are pursuing mergers and acquisitions to become larger, diversify and achieve business synergies. The restructuring of the financial industry is being led by financial holding companies (including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank in 2012 and the subsequent attainment of the second-largest market share in the banking industry in terms of lending and deposit-taking businesses, the establishment of NongHyup Financial Group in 2012, the sale of major subsidiaries by Woori Finance Holdings in 2014, the acquisition of KB Insurance by KB Financial Group in 2015, the acquisition of Hyundai Securities by KB Financial Group in 2016 and the privatization of Woori Bank in 2017). In addition, KB Financial Group intends to achieve business synergies by acquiring a 100% interest in each of KB Insurance and KB Capital through the Stock Swaps.

Increased competition due to diversification in the financial industry, strengthening of financial consumer protection, increased demands placed by society to promote the public interest and other changes have led to an emergence of a new competitive landscape for financial institutions. Investors should note that such intensification of competition may have an adverse effect on the profitability of KB Financial Group.

The Korean banking and financial industries underwent restructuring through 2013, including Hana Financial Group’s acquisition of a controlling interest in Korea Exchange Bank and efforts to privatize Woori Finance Holdings and KDB Financial Group. Hana Financial Group obtained an approval from the FSC on January 27, 2012 to add Korea Exchange Bank as a subsidiary, and acquired Korea Exchange Bank on February 9, 2012 upon the payment of the purchase price to Loan Star Funds. On a consolidated basis, Hana Financial Group has the second-largest market share in the banking industry in terms of lending and deposit-taking businesses.

In addition, on March 2, 2012, NongHyup Financial Group was established upon the enactment of the National Agricultural Cooperatives Federation Act, which separates the lending and economic operations of the NongHyup Central Committee. After announcing its plans for privatization in June 2013, Woori Finance Holdings sold Woori Investment & Securities, Woori Financial and Woori F&I, among others, in 2014, and subsequently, completed its sale of KDIC’s 29.7% interest in Woori Bank. There are certain reorganization initiatives planned for 2017 as well, such as Woori Bank’s plans to pursue a conversion into a holding company structure, which initiatives may impact the competitive landscape of the banking industry and the market share of each bank.

Pursuant to the resolution of its board of directors in June 2014 and the approval of the FSC in December 2014, KB Financial Group decided to acquire 19.47% of KB Insurance (formerly named LIG Insurance). Subsequently, pursuant to the resolution of its board of directors on March 25, 2015, KB Insurance became a non-consolidated subsidiary of KB Financial Group on June 24, 2015. KB Financial Group acquired an additional 13.82% stake in KB Insurance through a purchase of KB Insurance’s treasury shares, increasing its interest to 33.29%. On December 30, 2016, KB Financial Group increased its holdings of KB Insurance to 39.81% by acquiring a 6.52% interest through a third party capital contribution.

In March 2016, KB Financial Group was selected as the preferred bidder in the bidding for the acquisition of a stake in Hyundai Securities and entered into a share purchase agreement on April 12, 2016. Following financial regulatory review and an extraordinary general shareholders’ meeting, on May 31, 2016, KB Financial Group acquired a 22.56% interest (or 53,380,410 shares) in Hyundai Securities for KRW1,242,594 million. After receiving approval of the U.S. Financial Industry Regulatory Authority (FINRA), on June 28, 2016, KB Financial Group acquired 16,715,870 shares of treasury stock of Hyundai Securities for KRW107,256 million, increasing its total interest in Hyundai Securities to 29.62%. On August 2, 2016, KB Financial Group entered into a stock swap agreement with Hyundai Securities, and on October 19, 2016, Hyundai Securities became a wholly-owned subsidiary of KB Financial Group. The exchange ratio applied to the stock swap was one share of KB Financial Group to 0.1907312 share of Hyundai Securities. KB Financial Group’s subsidiaries Hyundai Securities and KB Investment & Securities entered into a merger agreement on November 1, 2016, with Hyundai Securities continuing as the surviving corporation. Hyundai Securities was renamed to KB Securities after the finalization of the merger on December 30, 2016.

KB Financial Group intends to achieve business synergies by acquiring a 100% interest in each of KB Insurance and KB Capital through the Stock Swaps. Financial holding companies are leading the restructuring of the financial industry. Such restructuring could lead to increased size and diversification of the financial industry and increased diversification of financial product offerings to consumers, which could result in increased competition among financial institutions to increase market share. Investors should note that failure to respond effectively to changes in customers and the market could lead to a loss of customers, decreased sales and lower profitability.

D.	Risks Relating to Possible Information Technology Breaches

The financial services industry is highly dependent on information technology and the appropriate management of relevant information technology systems is required. Financial and non-financial losses may result upon the occurrence of an incident involving information technology systems. In recent years, the financial services industry has been subject to a series of security breaches of various types, including hacking attempts and leakage of personal information by an employee of a contractor, which prompted the government to prepare and implement the “Comprehensive Measures for the Prevention of Leakage of Personal Information in the Financial Services Sector” through joint cooperation of related governmental departments. As a result, KB Financial Group is making a group-wide effort to prevent leakage of personal information of its customers. However, if KB Financial Group were to become subject to such breaches in the future, there can be no assurance that they would not result in damage to its reputation and regulatory penalties, as well as financial loss due to litigation costs.

In the midst of rapid development of information technology and the increase in the importance of personal information, a series of security breaches of various types have occurred recently, including those involving not only traditional hacking attempts through external networks, but also leakage of personal information by employees of third-party contractors. Examples of relatively large-scale information leakage include the SK Communications incident (35 million users) and the Nexon hacking incident (13.2 million users) in July 2011 as well as the Interpark hacking incident (10.3 million users) in May 2016. Leakage of personal information has also occurred in the banking sector, which had been considered a relatively secure sector. On December 11, 2013, the Prosecutors’ Office announced that that the personal information of 34,000 customers and 103,000 customers of Citibank and Standard Chartered Bank, respectively, had been leaked and commenced a special investigation.

In early 2014, information of a total of approximately 104 million customers was leaked simultaneously from three credit card companies, including KB Kookmin Card, which is an affiliated company of KB Financial Group. On January 8, 2014, the prosecutors’ office charged an employee of a third-party contractor for leaking the personal information of customers of KB Kookmin Card, Lotte Card and NH NongHyup Card, as well as the loan advertisers and solicitors who purchased such information. The regulatory authorities commenced an on-site investigation of the three credit card companies to discover how the information was leaked and who was responsible for the leakage.

In connection with the above, KB Kookmin Card, an affiliate of KB Financial Group, is currently subject to a number of claims for recovery of damages for emotional distress caused by leakage of personal information amounting to approximately KRW 10,399 million as of March 31, 2017, for which KRW 10,261 million has been set aside as provision. As of March 31, 2017, KB Kookmin Card has maintained insurance coverage for personal information protection, and has recognized as account receivable a total of KRW 3,500 million of insurance payments it will be entitled to in the event it is found liable for the payments related to the above claims. While KB Kookmin Card could become subject to additional litigation in the future, it is difficult at present to reasonably predict the scope or outcome of such litigation. In addition, in April 2015, the Korean prosecutor’s office indicted KB Kookmin Card on violation of the Personal Information Protection Act, the Promotion of Information and Communication Network Utilization and Information Protection Act, and the Act on the Use and Protection of Credit Information. The Seoul Central District Court partially decided against KB Kookmin Card for violating the Personal Information Protection Act and imposed a fine of KRW 15 million on KB Kookmin Card. On July 22, 2016, KB Kookmin Card appealed such decision, the outcome of which is difficult to predict accurately at present.

(1)	Claim for Compensation for Emotional Distress Caused by Information Leakage of KB Kookmin Card (Civil)

Classification		Details
Date of filing	-	Total 119 cases between January 20, 2014 and March 31, 2017

Parties	-	Plaintiff: App. 83,000 individuals including plaintiff Kang [XX]
	-	Defendant: KB Kookmin Card, NH NongHyup, Lotte Card, KCB et al.

Details	-	Lawsuits for recovery of damages for emotional distress caused by leakage of personal information

Claimed amount	-	KRW10,399 million

Status	-	January 22, 2016: Seoul Central District Court (2014 Ga Hap 000000) ordered payment to each plaintiff of KRW100,000 in damages for emotional distress. 71 additional lawsuits with similar claims were filed thereafter.
	-	All of the cases that have been decided have been appealed.

Timeline and plan	-	Judgments for Seoul Central District Court 2014 Ga Dan 00000 and other cases are expected in 2017, and if the decisions are unfavorable even in part, KB Kookmin Card intends to appeal all of them.

Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW10,261 million as provision.

(2)	Criminal Action Relating to Information Leakage of KB Kookmin Card (Criminal)

Classification		Details
Date of filing	-	April 29, 2015

Parties	-	Prosecution: Seoul Central District Prosecutors’ Office
	-	Defendant: KB Kookmin Card, NH NongHyup, Lotte Card

Details	-	Case brought against defendants for failure to take technical, managerial and physical measures necessary to ensure a safe handling of customers’ personal information, which caused invasion and leakage of such information

Claimed amount	-

Status	-	July 15, 2016: Seoul Central District Court partially decided against defendants and imposed a fine of KRW15 million

Timeline and plan	-	Court decided that the defendants did not violate the Use and Protection of Credit Information Act or the Act or Promotion of Information and Communication Network Utilization and Information Protection, etc. but that the defendants violated the Act on Protection of Personal Information. KB Kookmin Card appealed the latter on July 22, 2016, and the appeal is currently in progress.

Potential impact	KRW15 million in penalty.

Moreover, in the wake of such information leaks by credit card companies, the website of KT Corporation, a telecommunications company, was hacked on March 6, 2014 and the personal information of its customers was leaked. In response to such incidents, on March 10, 2014, the government announced the “Comprehensive Measures for Prevention of Leakage of Personal Information in the Financial Services Sector” (the “Comprehensive Prevention Measures”), which were prepared through joint cooperation among relevant governmental departments, as one of the core elements of the government’s “3-Year Plan for Economic Innovation.”

The general goals of the Comprehensive Prevention Measures are as follows.

1.	The protection of rights of financial consumers as well as the responsibility of financial institutions will be increased significantly for each phase, from the “collection – possession” phase to “use – disposal” phase of personal information.

2.	The government will establish a system whereby financial institutions will bear clear responsibility.

3.	The government will strengthen significantly the existing measures (announced in July 2013) with respect to external cybersecurity threats, such as hacking.

4.	The government will prepare measures to address the possibility that losses may result from information that has already been provided to affiliated companies and third parties or leaked externally.

The Comprehensive Prevention Measures include the following “Restrictions on Sharing of Customer Information among Affiliated Companies of Financial Holding Groups and in Cases of Corporate Split-Ups”, which also include <Details Concerning the Possession and Use Phases>.

1.	Restrictions on sharing of information among affiliated companies of financial holding groups for external use, such as sales of financial products, without prior approval from customers	-	Sharing of customer information among affiliated companies is permitted if necessary for internal management purposes, such as credit risk management on a group level or customer analysis
-

The period of use of information so provided should be restricted* to a necessary minimum period, and when the period of use expires, the customer information manager must make sure that the information is permanently destroyed

* Example: Current period of use restricted to three months or less g restrict to one month or less

		-	The holding company should conduct regular comprehensive review of customer information management by subsidiaries g report any correctional measures taken to regulatory authorities

2.	In cases of corporate split-ups, restrictions on receipt of information of customers who are not customers of the relevant company	-	When approving transfers of customer information upon a corporate split-up, only necessary information should be transferred upon strict review of the scope of customer credit information
-

In cases of inevitable transfers of information, including due to such information being closely linked to information before split-up, such transferred information should be managed separately from information of the company’s own customers

Example: Similar to information of customers whose transactions have ended, prohibit use of such information for business purposes (implement first level security measures) and destroy such information in its entirety within 5 years, in principle

[Main Agenda of Meetings on Implementation of Comprehensive Prevention Measures]

Category	Date		Main Agenda
2nd Meeting	April 11, 2014	1.	Revision of credit card application form, enrollment and consent form for provision of personal information
		2.	Conversion to integrated circuit (“IC”) chip reader
			First Phase (from July 2014)	Conversion to IC chip reader for approximately 30,000 large merchants (large supermarkets and franchises)
			Second Phase (during the third quarter of 2014)	Expand to point-of-sale readers at regular merchants (30,000 g220,000)
			Third Phase (during the fourth quarter of 2014)	Implement IC payment priority system for all point-of-sale readers
		3.	Plans for strengthening management and supervision of value-added network providers
3rd Meeting	May 23, 2014	1.	Mid-term review of implementation of the Comprehensive Prevention Measures
		(1)	Establishment of an inquiry system to check provision and use of one’s own information
		(2)	Improvement of the personal information collection form and the third party consent form
		(3)	Establishment of a system through which requests to stop security checks can be submitted
		(4)	Improvement of the current practice of overly exposing resident registration numbers
		(5)	Preparation and review of guidelines for responding to incidents
		(6)	Elimination of illegal distribution and sales of personal information
		2.	Mid-term review of implementation of cybersecurity measures in the financial services sector
		(1)	Pursue establishment of an agency dedicated to security of financial data processing
		(2)	Strengthening of the responsibility of financial institutions to protect information
		(3)	Strengthening of internal control as well as control of external contractors
		(4)	Distribution of security guidelines for mobile applications
4th Meeting	June 27, 2014	1.	Review of implementation of the Comprehensive Prevention Measures in the first half of 2014
		(1)	Preparation of guidelines on destruction of personal information
		(2)	Improvement of the personal information collection form and the third party consent form
		(3)	Improvement of the current practice of overly exposing resident registration numbers
		(4)	Establishment of a system through which requests to stop security checks can be submitted
		(5)	Conversion of card readers of merchants to IC chip readers
		2.	Mid-term review of implementation of cybersecurity measures in the financial services sector
		(1)	Strengthening of internal control as well as control of external contractors
		(2)	Distribution of security guidelines for mobile applications
5th Meeting	September 18, 2014	1.	Review of implementation of the Comprehensive Prevention Measures
		(1)	Strengthening of management of solicitors
		(2)	Establishment of an inquiry system to check provision and use of one’s own information
		(3)	Establishment of guidelines on collection and use of resident registration numbers in the financial services sector
		(4)	Implementation of the “Do-Not-Call” request service in the financial services sector
		2.	Mid-term review of implementation of cybersecurity measures in the financial services sector
		(1)	Progress report on establishment of an agency dedicated to security of financial data processing
		(2)	Unannounced inspection of security of financial data processing and implementation of themed inspections

Category	Date		Main Agenda
6th Meeting	December 29, 2014	1.	In order to enhance protection of personal information, amendment of the Financial Holding Company Act (enacted November 29, 2014) and the Electronic Financial Transactions Act (expected to be enacted on April 16, 2015) and preparation of various guidelines
		(1)	Restrictions on sharing of information among affiliated companies of financial holding groups for external use, such as sales of financial products, without prior approval from customers
		(2)	Restrictions on concurrently holding the chief information security officer position and other positions related to information technology; increased level of penalties and punishment for leakage of personal information and illegal use thereof
		(3)	Non-face-to-face business (April), details on minimization of collection and provision of personal information (June), improvement on current practice of overly exposing resident registration numbers (June), appropriate destruction and safekeeping of personal information (June) and internal control over sales by solicitors (August)
		2.	Security inspections to be implemented every month under the responsibility of the chief information security officer of the financial institution, and compliance with the security management system throughout the entire phase of external contractor work (bidding g contract execution g implementation g completion) to be made mandatory

1.	Source: FSC

Meanwhile, an amendment to the Financial Holding Company Act, which strengthens restrictions on sharing of customer information among affiliated companies of financial holding companies, was promulgated on May 28, 2014 and went into effect on November 29, 2014.

Pursuant to the amended provisions of the Financial Holding Company Act relating to the provision of customer information, the scope of provision of customer information is restricted to internal management purposes as prescribed by the Presidential Decree, and the method and procedures for provision of information are to be determined by the FSC. Furthermore, the details of the provision of customer information are required to be notified to the customers in accordance with the Presidential Decree.

In response to such amendment of the Financial Holding Company Act, the FSC issued a legislative notice for a proposed amendment of the Enforcement Decree of the Financial Holding Company Act and amended the Regulation on Supervision of Financial Holding Companies on July 26, 2014.

KB Financial Group and its subsidiaries have further strengthened internal controls over information security in order to protect customer information and have endeavored to improve the quality of regular inspections on customer information management. Furthermore, in order to prevent leakage of customer information, including information leaks by internal staff members, efforts have been made to further restrict access to customer information and strengthen security.

However, attempts to misappropriate customer information from financial services providers are expected to continue in the future, and there can be no assurance that the occurrence of such incidents at KB Financial Group will not result in damage to its reputation and regulatory sanctions, including penalties and suspension of business, as well as financial loss due to litigation costs. Accordingly, investors should note such financial and non-financial risks associated with customer information leakage from financial services providers when making their investment decision.

E.	Introduction and Growth of the Financial Technology Industry

While the introduction and growth of the financial technology (“fintech”) industry, which focuses on digital wallets and mobile payment solutions, has created an opportunity for traditional banks to develop and offer new financial services, it has also enabled non-financial institutions to enter the fintech market, which may cause financial holding companies to face a new financial environment. Furthermore, global fintech companies’ entry into the Korean market and competition with Korean service providers could lead to additional competition within the financial services industry. Investors should note such risks when making their investment decision.

Fintech is a compound word combining “financial” and “technology,” and it refers to a new industrial sector that provides various financial services through a combination of finance and information technology. Global companies, including Google, eBay and Amazon, entered the fintech business in 2011 and have been leading the related industry. The development of fintech industry is currently centered around the development of digital wallets for internet commerce and mobile payment solutions for smartphones. In particular, the amount of global mobile payment transactions is expected to exceed USD720 billion in 2017 and mobile payment solutions are expected to rapidly replace traditional payment methods such as credit cards and cash.

[Examples of Entry into Fintech Business by Foreign Companies]

Business	Name of Company	Description
Platform	Google

Launched “Google Wallet” (2011), a digital wallet, and email-based fund transfer

Obtained approval for issuance of electronic money in the United Kingdom; investment in Lending Club, which is a micro-lending company

Apple

Launched “Passbook,” a digital wallet; installed Passbook as a built-in application on iPhone5 and other iPhone models launched thereafter

Commenced “Apple Pay” in the United States, which is a near-field communication based card payment system

Social network service	Facebook

Obtained approval for issuance of electronic money in Ireland; became effective in the European Union

Pursuit of alliance with “Azimo” (United Kingdom), which is an international money transfer service

Tencent

Launched “Tenpay,” a payment settlement service, and “Licaitong,” a money market fund

Selected by the Chinese government to participate in a pilot program for the development of privately-owned banks (March 2014)

Communication Service	Verizon	Launched “Isis,” a mobile payment system operated jointly with AT&T and T-Mobile
Search	Baidu	Launched “Baifa,” an online-only money market fund (October 2013) Selected by the Chinese government to participate in a pilot program for the development of privately-owned banks (March 2014)
E-commerce	Alibaba

Launched “Alipay,” a payment settlement system, and “AliFinance,” a micro-lending company; also launched “Yu’e Bao,” a money market fund

Selected by the Chinese government to participate in a pilot program for the development of privately-owned banks (March 2014)

	eBay	Launched “PayPal,” a payment settlement service for eBay Launched “My Cash,” eBay’s prepaid card (2012)
	Amazon	Launched “Amazon Payment” and “Amazon Wallet” Launched “Amazon Local Register,” a mobile credit card payment system

1.	Source: FSS, Samsung Economic Research Institute

[Trend in the Amount of Global Mobile Payment Transactions]

(Unit: USD billions)

1.	Source: Gartner
2.	Estimates for 2016 and 2017

In line with the growth of the global fintech industry, the FSC announced “Plans for Promotion of the Fintech Industry” at the third roundtable for regulatory reform held on May 6, 2015 and proposed the following three main objectives, along with 11 specific tasks: (i) promotion of start-up companies and the growth of the Korean fintech industry, (ii) implementation of people-friendly services and (iii) establishment of fintech infrastructure.

Category		Details of Specific Tasks
Promotion of start-up companies and growth of Korean fintech industry	1. Deregulation of market entry by fintech companies
Decreased minimum capital requirements for the prepayment, payment gateway and escrow businesses (Example: KRW100 million)
2. Promotion of investment in fintech companies by financial institutions

Designate electronic financial services and financial data system businesses, as well as new businesses that reflect the current trend, as businesses that a financial institution may invest in

(Example: Development and distribution of finance-related software, analysis of financial data and other businesses)

3. Support funding efforts of fintech companies
	1)	Through policy banks, support funding efforts of existing and new fintech companies
	–	The total amount of loans and direct investments by Korea Development Bank and Industrial Bank of Korea amounted to KRW200 billion in 2015 (KRW100 billion by each bank)
	2)	Provision of incentives to branches that actively support fintech companies and preferred guarantee support for fintech companies

Category		Details of Specific Tasks
	–	(Korea Development Bank) Grants favorable internal performance evaluation for handling loan applications by fintech companies
	–	(Korea Technology Credit Guarantee Fund) Provides guarantee fee discounts (1.3% g 1.0%) and preferred guarantee rates (85% g 90%)
4. Elimination of factors that limit the use of fintech technologies
By creating a new exemption to the Electronic Financial Transactions Act, allow Fintech companies that are willing to bear liability to become jointly liable for financial accidents
Implementation of people-friendly services	1. Use of online identity verification

Use of non-face-to-face method is permitted if multiple (more than two) methods are employed so as to prevent financial fraud and other unwanted results

(Example: Requiring submission of a copy of a form of identification, video call, identity verification upon delivery of debit cards and utilizing existing accounts)

2. Introduction of a crowd-funding system

A legislative bill that institutionalizes crowd funding is expected to be passed by the National Assembly. Crowd-funding would allow start-up companies to procure necessary funds from multiple investors online.

	–	Amendment of the FSCMA (submitted to the National Assembly on June 12, 2013 g passed the National Policy Committee on April 30, 2015)
3. Introduction of internet primary banks
Enhance user convenience and promote competition in the financial services industry by newly introducing internet primary banks that operate without branches
	–	Announcement of a plan to introduce internet primary banks (June 2015)
4. Promotion of online insurance sales channel
Through continuous identification and improvement of regulations on online enrollment, support the emergence and promotion of online sales channels (such as online insurance supermarkets) that allow users to search, compare and enroll in various insurance products online
Establishment of fintech infrastructure	1. Promotion of fintech ecology
Establish a foundation for continued growth of the fintech industry through promotion of a fintech support center and operation of a fintech support council
	-	(Current) 13 participating financial institutions g (Remedy) Expand participants to member companies of each financial association, the Korea Securities Depository and the Korea Exchange
	-	By acting as an open channel of communication for private sector opinions, identify various regulations that impede promotion of fintech
2. Establishment of strong autonomous security systems by the private sector
Change the regulatory system to one of inspection after the fact and strengthened responsibility, and induce establishment of self-regulated autonomous security systems by financial services companies
3. Support fusion of information technology and finance by utilizing big data
Provision of non-identifiable financial big data through an integrated credit information collection agency, and preparation of guidelines for protection of personal information in big data by financial services sector

1.	Source: FSC

Furthermore, in order to facilitate and encourage investments in fintech companies by financial institutions, the FSC actively provided official interpretations regarding applicable laws and regulations in advance and resolved to allow such investments. Pursuant to applicable laws, financial institutions are currently allowed to invest in and control only financial institutions or companies that are related to the provision of services by financial institutions. The FSC disclosed that it actively provided official interpretations regarding applicable laws and regulations in advance so as to eliminate any uncertainties regarding the scope of investments in fintech companies by financial institutions. The applicable interpretations are as follows:

Category		Scope of Fintech Operations
Electronic Financial Transactions Act

Electronic financial services: payment gateways and issuance/management of means of electronic debit payment and prepayment

Electronic financial services support business: value-added networks and information system operation

Financial data processing services	i)	Provision and management of programs that process and transfer data
	ii)	Sale or lease of data processing systems
	iii)	Ancillary telecommunications operations that transmit and process data
New industries	i)	Analysis of financial data – analysis and development of credit information, development of big data
	ii)	Development of financial software – financial services mobile applications, internet banking and financial security
	iii)	Operation of financial platform – provision of membership-based securities market information

1.	Source: FSC

Taking into account the need for separation of financial and industrial capital, the FSC applied different criteria for small- and medium-sized enterprises and large corporations so that a small- and medium-sized enterprise whose primary business (based on average sales amount) is fintech operations is allowed to enter the market but a large corporation is allowed to enter the market only if its fintech operations comprise more than 75% of its total sales/assets. While the fintech industry has created an opportunity for traditional banks to develop and offer new financial services, it has also enabled non-financial institutions to enter the fintech market, which may cause financial institutions to face a new financial environment.

“KakaoPay,” a credit card linked payment service for KakaoTalk, was launched in September 2014, and “BankWalletKakao,” a fund transfer and payment service based on KakaoTalk, was launched in November 2014. In addition, “Samsung Pay,” which is a mobile payment service of Samsung Electronics, commenced service in Korea in August 2015 and exceeded KRW1 trillion in accumulated transaction amounts within nine months of launch. Information technology service providers are actively entering the financial services sector and Korean banks are undertaking alliances with information technology companies in earnest. In addition, in light of smartphone transactions replacing over-the-counter transactions at bank branches, Korean banks are seeking to reduce their dependence on branches by utilizing fintech and to develop new financial products and services through the establishment of fintech operations.

Recently, global fintech companies have been entering the Korean market and competition with Korean companies has been intensifying. In addition, fintech start-up companies have been actively entering the fintech industry with differentiated business models based on innovative ideas and technologies, and financial investment companies have been choosing such start-up companies as their new investment outlets. Consequently, the financial services industry faces a new financial environment with the advent of the fintech industry.

[Entry into Korean Market by Global Fintech Companies]

Company		Details of Services Provided in Korea

eBay’s PayPal (U.S.)	-	In partnership with Hana Bank and KG Inicis, provides overseas small-sum money transfer services to Korean customers and payment services to foreign customers for purchases made in Korea
	-	Pursuing expansion of business through alliances with Korean credit card companies

Apple’s Apple Pay (U.S.)	-	By using iPhones on which near-field communication is installed, payment service may be used (in the form of foreign transactions) at certain participating stores, including Starbucks and GS25
	-	Preparing for entry into the Korean mobile payment market through partnerships with major Korean banks and global credit card companies
Alibaba’s Alipay (China)	-	In partnership with Hana Bank, provides payment service at approximately 400 participating stores, including Korean airlines and Lotte Duty Free Shops
	-	Partnership with KG Inicis and Korea Smart Card

1.	Source: KB Research

Since the Korean fintech industry is in its initial phase, it is difficult to accurately analyze the effects of such changes on the financial services industry. However, global fintech companies’ entry into the Korean market and the intensifying competition between financial institutions and information technology companies in the Korean fintech industry may serve as a source of risk to financial holding companies, including KB Financial Group, and other companies in the financial services sector. Investors should note such risks when making their investment decision.

F.        Risks Relating to the Introduction of Internet Primary Banks

Internet primary banks are banks that operate only a small number of or without branches and conduct most of their operations through electronic means, including automated teller machines (“ATMs”) and the internet. The emergence of internet primary banks is expected to provide new benefits to customers through applications of financial technology and to encourage competition with existing banks, but there are doubts as to whether internet primary banks will be able to grow within the bounds of the current financial system. Pursuant to the Bank Act (Article 16-2 and paragraph (1) of Article 15), non-financial capital may not own 10% or more of the shareholding (4% if using voting rights as a criteria) in a bank. Given their complicated shareholder structures, there is concern that internet primary banks may not be able to effectively and efficiently manage and grow their business.

The recent proposed amendments to the Bank Act as submitted to the National Assembly include a proposal to change the limit on industrial capital’s shareholding in internet primary banks from the current 4% to 50%. However, actions to consider such amendments have been hampered by disputes between the ruling and the opposition parties as well as the national controversy surrounding Choi Soon Sil since December 2016. In order for K bank, which started its operations in April 2017, and Kakao Bank, which expects to begin operations in the first half of 2017, to expand their businesses beyond internet fund transfer services to provide differentiated financial services, the proposal to change the limit on industrial capital’s shareholding in internet primary banks must pass to allow non-financial business operators (such as Kakao Corporation and KT Corporation) to manage the internet primary bank businesses as major shareholders. Investors should note that such a paradigm shift in the banking industry, including the emergence of internet primary banks that plan to provide differentiated financial services, would have a direct and indirect effect on the business risks of KB Financial Group, which operates in the same industry.

Internet primary banks are banks that operate only a small number of or without branches and conduct most of their operations through electronic means, including ATMs and the internet. Internet primary banks have a competitive advantage over traditional banks in that internet primary banks are able to offer higher deposit interest rates or lower lending interest rates to their customers by minimizing costs, including costs related to offline branches and labor costs, through operation of their business online. While the core sales channels of traditional banks are their branches, internet primary banks establish sales networks through the internet and mobile applications and are always open. Since internet primary banks specialize in handling small sums, they are allowed to conduct identity verifications through authentication certificates, automatic route selection calls or video calls, unlike traditional banks, which require face-to-face identity verification at a branch. The emergence of internet primary banks is expected to provide new benefits to customers through applications of financial technology and to encourage competition with existing banks, but there are doubts as to whether internet primary banks will be able to grow within the bounds of the current financial system.

Internet primary banks have been operated in the United States and Europe since the 1990s and in Japan since the 2000s. There have been attempts in the past to introduce internet primary banks in Korea. However, such attempts were thwarted due to issues over the real-name financial transaction system, security of funds and separation of financial and industrial capital. In particular, the principle of separation of financial and industrial capital and the related restrictions on shareholdings in a bank by industrial capital (non-financial business operators) to 4%, which were originally adopted to prevent banks from becoming private vaults of large corporations or large shareholders, became obstacles in establishing internet primary banks. Legal uncertainties will exist where internet primary banks begin their operations without the government having addressed the issue of separation of financial and industrial capital and the related restrictions on shareholdings in a bank by industrial capital.

Pursuant to the Bank Act (Article 16-2 and paragraph (1) of Article 15), non-financial capital may not own 10% or more of the shareholding (4% if using voting rights as a criteria) in a bank. Given their complicated shareholder structures, there is concern that internet primary banks may not be able to effectively and efficiently manage and grow their business. The recent proposed amendments to the Bank Act as submitted to the National Assembly in June and July of 2016 include a proposal to change the limit on industrial capital’s shareholding in internet primary banks from the current 4% to 50%. However, actions to consider such amendments have been hampered by disputes between the ruling and the opposition parties as well as the national controversy surrounding Choi Soon Sil since December 2016.

Upon receiving preliminary approval in November 2015 and final approval from the FSC in November 2016, K bank began its operations on April 3, 2017. In order for Kakao Bank, which received final approval in April 2017 and expects to begin its operations in June 2017, and K bank to expand their businesses beyond internet fund transfer services to provide differentiated financial services, the proposal to change the limit on industrial capital’s shareholding in internet primary banks must pass to allow non-financial business operators (such as Kakao Corporation and KT Corporation) to manage the internet primary bank businesses as major shareholders. Under the current regulatory scheme, it will be difficult for internet primary banks to provide customers with differentiated financial services.

On January 25, 2016, Hyundai Securities had made a capital contribution as the third largest shareholder (10% shareholding, KRW25 billion investment) of the entity that would become the internet primary bank K bank, which launch was being led by KT Corporation. However, due to the addition of Hyundai Securities as a subsidiary of KB Financial Group, certain issues, such as the possibility of overlapping of investments, were raised because Kookmin Bank, the main subsidiary of KB Financial Group, was participating as a major shareholder (10% shareholding) of the internet primary bank Kakao Bank. Therefore, K bank requested that Hyundai Securities sell its shares of K bank. On July 21, 2016, NH Investment & Securities was selected as the preferred bidder for the acquisition of such shares of K bank from Hyundai Securities. On August 10, 2016, NH Investment & Securities entered into a share purchase agreement to purchase the shares for KRW28,250 million, and completed the transaction on August 11, 2016.

K bank amassed 200,000 customers within two weeks since the commencement of its operations on April 3, 2017 by targeting mid-level interest rate loans to customers with low credit scores, thereby attaining KRW230 billion of deposits (46% of its annual target) and KRW130 billion of loans (32.5% of its annual target). Investors should note that such a paradigm shift in the banking industry, including the emergence of internet primary banks that plan to depart from existing models of profit creation based on loan-deposit margins to provide differentiated financial services, as well as P2P (peer-to-peer) lending, among others, would have a direct and indirect effect on the business risks of KB Financial Group, which operates in such industry.

G.      Slowing Growth of the Korean Financial Markets and the Minor Position of Korean Banks in the Global Financial Markets

Competition in the Korean financial markets is further intensifying due to the slowing of growth in such markets. In addition, the economic downturn in Korea and abroad, deteriorating corporate profitability and the household debt issue in Korea indicate that the economic stagnation in Korea will be prolonged. Due to intense competition in the Korean financial markets, Korean banks are actively entering overseas markets but the scale of their operations is small compared to global banks. Korean banks are inferior in terms of size and funding costs for purposes of competing with global banks in overseas financial markets, which may have an adverse effect on the profitability of Korean banks. Investors should note such risks when making their investment decision.

The Korean financial markets face slowing growth and intensifying competition amidst prolonged economic stagnation due to the economic downturn in Korean and abroad, deteriorating corporate profitability and the household debt issue in Korea. In addition, entry of foreign banks into the Korean market is also contributing to the intensifying competition in the market. Due to intense competition in the Korean financial markets, Korean banks are actively entering overseas markets but the scale of their operations is small compared to global banks.

With the liberalization of financial markets by emerging Asian economies, business opportunities are rapidly increasing in overseas financial markets. Accordingly, Korea banks must secure new growth engines in emerging economies through overseas expansion and enhance their global competitiveness by competing in such local markets. Nevertheless, Korean banks’ expansion into overseas markets has not shown notable progress as banks worldwide have expanded their operations overseas and Korean banks are inferior in terms of size and funding costs for purposes of competing with global banks.

In addition, instability in the foreign currency market is increasing due to increased volatility of and uncertainty in the global financial markets, including as a result of the Brexit vote. Although Korea’s economic fundamentals are relatively healthy compared to emerging economics, prices of financial assets have decreased and market volatility has increased due to flight of foreign investment capital.

Most overseas offices of Korean banks are branches, which are advantageous for wholesale banking operations but make localization difficult. Since the wholesale banking business involves provision of large sums of funds to a small number of customers, competitiveness in funding is very important, and branches are advantageous in that they can procure low cost funds directly and indirectly through the headquarters. However, depending on the country, branches are limited in terms of their scope of operations and their ability to establish other branches. Branches are also restricted in their use of electronic networks in local markets and cannot take full advantage of the information technology competitiveness in Korea.

The following provides a description of conditions in the main overseas markets in which KB Financial Group has banking operations:

Name		Description
Kookmin Bank Hong Kong Ltd. (Kookmin Bank’s Hong Kong branch)	–

Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. In addition, due to its geographical advantage as an advance post for entry into China and the adjacent nations in Southeast Asia, approximately 200 banks from around the world are operating in Hong Kong.

–

The business environment is becoming more difficult as business opportunities are moving from Hong Kong to China due to the rapid growth of Chinese coastal cities, including Shanghai, and competition among financial institutions is also intensifying.

Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)	–

Demand in the financial services industry is expected to gradually increase as the economy recovers. However, strengthening of the capital adequacy requirements and regulations on liquidity following the financial crisis originating from the United States necessitate expansion of operations in line with the size of the capital.

–

Competition has increased due to strengthened regulations of U.K. financial regulatory authorities and the expansion of coverage desks dedicated to Korean companies of Korean and foreign banks in Europe.

–

The fiscal crisis in Eurozone countries has worsened to a level where it can cause a global economic slowdown, and the financial regulations are being strengthened to further ensure the financial soundness of banks, including by requiring local banks to procure additional capital.

–

Due to the U.K.’s decision to leave the European Union, uncertainty in the overall European economy has increased, and whether Britain will continue to play its role as a financial center will depend on how its relationship with the European Union is re-established in the future.

Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)	–	Further market growth is anticipated given Cambodia’s current stage of economic development, which is approaching the developing country phase.
–

Competition is increasing as large financial institutions from China, Malaysia and Vietnam have entered the Cambodian market recently. Competition among banks is also expected to increase further in the lending business.

	–	Lending interest rates are decreasing due to an oversupply of liquidity as the speed of inflow of foreign capital is faster than the speed of Cambodian industrial growth.

Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)	–

After the global financial crisis, the Chinese financial services industry used its substantial foreign currency reserves to acquire advanced foreign financial institutions that suffered from insufficient liquidity, and is preparing for a second take-off by developing new products and improving risk management capabilities.

–

China is implementing a growth policy that is focused on developing the Chinese market so as to overcome economic stagnation, and reforms in the financial services sector, such as resumption of gradual liberation of interest rates, are also underway.

–

Competition is increasing as large global financial institutions are entering the Chinese market. The Chinese government is endeavoring to develop its capital markets by pursuing globalization of the Chinese yuan.

KB Microfinance Myanmar Co., Ltd.	–

There has been a phased easing of economic sanctions against Myanmar as a result of its pursuit of normalization of relations with the western countries since the establishment of Myanmar’s current government in March 2016, and it is expected that Myanmar will experience a 7-9% economic growth in the next five years as a result of opening of its markets and expansion of foreign investment.

–

The new government of Myanmar presented its official economic policy for the first time in four months since its launch, and selected the improvement of the financial environment as an important policy task. The new government proposed to improve the financial markets, to revitalize the micro-lending market, and to partially open the insurance market, all under the slogan “economic development based on democratization.”

–

Currently, Myanmar’s financial industry is estimated to have a higher percentage of high interest rate, private financing compared to institutional financing due to the relative lack of supply of funding compared to the demand for funding, and it is expected that demand for funding will further increase due to an increase in spending resulting from future economic growth.

1.	Kookmin Bank’s Hong Kong subsidiary was approved by the Hong Kong Monetary Authority (HKMA) to become a bank branch of Kookmin Bank (January 4, 2017)
2.	KB Microfinance Myanmar Co., Ltd.: obtained a license to operate on March 8, 2017 and commenced operations on March 15, 2017
3.	Source: Annual business report of KB Financial Group, etc.

Consequently, investors should note that KB Financial Group is exposed to risks of increased sensitivity to changes in the global financial environment and various local conditions as well as risks of fluctuating profits due to changing local regulations, supervision and policies.

[Business Risks Relating to KB Insurance (a Wholly-Owned Subsidiary)]

•	Matters to be Aware of Regarding Investment Risks

KB Insurance has utilized information from internal as well as external sources (including the Financial Statistical Information System, Insurance Association statistics, FSS press releases etc.) in compiling the risk factors below, which are intended to facilitate investors’ investment decisions. Relevant terms have also been defined below for additional reference.

Category	Definition
Collected premium	Total premium collected from insurance subscribers.

Earned premium	In cases where the insurance year does not fully overlap with a business year, a portion of the premium may not be applicable to a certain business year and would apply to the next. The pro-rated premium corresponding to the elapsed period of an insurance policy (the period for which the obligation to make insurance payments has expired) is referred to as the earned premium.

Assumption premium	Premiums received from other insurance companies in consideration for assuming part or all of risks originally assumed by an insurance company.

Cession premium	Premiums paid to other insurance companies in consideration for assuming risks originally assumed by an insurance company.

Premium income	Collected premium + assumption premium – cession premium – cancellation payments

Retained premium	Collected premium – cession premium – cancellation payments

Initial premium	First premium paid under an insurance contract

Continuing premium	Premium paid after and including the second premium paid under an insurance contract

Bancassurance	Sales of insurance products through a bank under a cooperative arrangement between the bank and an insurance company

General agent (GA) /agency marketing (AM)	An independently functioning sales organization that can enter into insurance contracts on behalf of an insurance company and sell insurance products in exchange for fees

Joint assumption	Assumption of large risk jointly by multiple insurance companies

Intermediary	A person that mediates the process of entering into insurance contracts, registered under insurance law and permitted to deal in reinsurance contracts

RBC ratio	Available capital / required risked-based capital (a ratio that shows an insurance company’s ability to make payments on insurance claims; used to assess operational soundness of an insurance company)

Earned-loss ratio	Loss / earned premium (the ratio between premiums collected and insurance claims paid out; used to assess the profitability of an insurance company)

Net operational expense ratio	Net operational expense / retained premium (the ratio between net operational expenses and retained premium; used to assess the profitability of an insurance company)

Combined ratio	Earned-loss ratio + net operational expense ratio (an index used to assess an insurance company’s profitability and operating efficiency)

Net cash flow ratio	Net cash flow / retained premium (an index that compares payments on claims with income; used to assess an insurance company’s liquidity)

Liquidity ratio	Liquid assets / average payments on claims (an index used to assess an insurance company’s ability to make payments on short-term liabilities)

A.       Risk of Termination of Existing Contracts and Decrease of New Product Subscription Due to Economic Recession

The general insurance industry deals in service products that are more like durable goods than necessity goods and therefore are affected by economic fluctuations. In April 2017, the Bank of Korea reported its predicted Korean economic growth rate for 2017 to be 2.6%, 0.2% lower than the 2.8% growth rate for 2016. This may lead to an increase in contract terminations and a decrease in new product subscriptions, and thereby negatively impact KB Insurance’s business.

The general insurance industry at its core promises compensation for damages caused by accidents in exchange for the payment of premiums, and may be broadly categorized into general insurance, auto insurance, and long-term insurance. General insurance comprises short-term policies that insure against the risks associated with business operations, personal assets and health and includes fire, maritime, technical, indemnification, injury and disease insurance, etc., while auto insurance provides compensation for damages to other persons, vehicles, one’s own body and vehicle, etc., that occur due to automobile accidents. Long-term insurance usually provides a minimum 3-year contract term, and includes medical insurance that insures against injury, disease and other risks associated with bodily health; driver insurance, which guarantees compensation for negligence during driving; combined long-term insurance, which combines various insurance types including auto, property and casualty insurance, indemnification obligations etc., into a single insurance policy as requested by a policy subscriber; and savings insurance for wealth accumulation, and pension plans, which provide for post-retirement life, etc. The general insurance industry offers products that eliminate and reduce financial instability associated with future risks and as such exhibits the characteristics of a domestic demand-driven industry, and therefore may be sensitive to fluctuations in the domestic economy. In particular, since general insurance is a type of service product that is more akin to durable goods than necessity goods, it may be relatively more affected overall by the domestic economy.

The growth rate for general insurance premiums maintained double digit growth above the growth rate for the domestic economy until 2012; however, from 2013, it stayed only slightly above the domestic economy’s growth rate. This shows an overall trend that correlates with the domestic economy’s growth rate.

More specifically, as sales of combined insurance (insurance that combines various types of insurance including injury, disease, etc. into a single package), driven by the larger general insurance companies, substantially increased after FY2005, the market for long-term general insurance expanded, realizing growth rates above 10% every year. While the 2008 financial crisis led to a reduced growth rate for the auto insurance sector and reduced demand for new long-term insurance policies including combined insurance etc., resulting in a decrease in the premium growth rate, the growth rate once again increased after 2009, this time led by the long-term insurance sector. Despite the economic downturn after the financial crisis, premiums grew at a high yearly rate at or above 15.6% from 2009 ~ 2012, largely driven by growth in the savings insurance sector. However, due to a slow economy, low growth in the auto insurance sector and other factors, the growth rate for premiums during 2013 ~ 2015 decreased to 4.1%, while the balance of premiums collected in 2016 was KRW 76,557.9 billion, increasingly only by 3.6% from KRW 73,880.5 billion in 2015.

In particular, considering the fact that market penetration has remained relatively stagnant since 2011, it appears the Korean general insurance industry has entered into a mature state. According to the “2017 Industry Risk Assessment – General Insurance” issued by NICE Investors Service, the insurance penetration rate of the general insurance industry was 5.3% for 2015, while 5.5% was forecasted for 2016.

[General Insurance Growth Index]

	(Unit: KRW ten thousands, %)
	2015	2014	2013	2012	2011	2010	2009	2008	2007
Insurance Density	162	152	107	137	123	107	90	90	77
Insurance Penetration	5.3	5.0	4.9	5.4	4.9	4.4	4.0	3.7	3.4

Source: Insurance Research Institution

1.	Insurance Density: insurance premium per capita
2.	Insurance Penetration: premium income / nominal GDP
3.	2013 numbers have been calculated based on premium income from April to December

Citation: 2017 Industry Risk Assessment – General insurance, NICE Investors Service, December 13, 2016

As such, given the maturity of the industry and the low capacity for new subscriptions and the insurance industry’s non-necessity good characteristics, the number of new policy subscribers may decrease and the termination of existing contracts may increase in a slow economy.

According to materials from major institutions in Korea, the forecasted rate of GDP growth in 2017 is 2.2 ~ 2.6%, and is expected to be lower than 2016 due to low domestic demand in the construction and consumer sectors, as well as a delay in the recovery of exports to previous levels. Structural problems, such as decreases in consumption due to an aging population and increasing household debt are hindering the recovery of domestic consumption to previous levels. As such, it is expected that the general insurance industry will continue to exhibit slow growth. It is, however, expected that health-related insurance policies will continue to be in demand as the population ages, driving continuous growth in the long-term insurance sector, while the auto insurance sector is also expected to grow due to increases in (a) vehicle registration, (b) the proportion of expensive vehicles including imported cars and (c) vehicular insurance subscriptions.

In the event of a long term recession, existing insurance contracts may be terminated at an increased rate and new subscriptions may decrease, which in turn would negatively impact KB Insurance’s operations and sales as well as its finances. Investors should take note that general insurance products are more like durable goods than necessity goods, and therefore the industry in general may be more vulnerable to economic fluctuations than other industries. In particular, long-term insurance exhibits the characteristics of a domestic demand-driven industry as they involve household insurance policies, and therefore react sensitively to economic fluctuations.

B.        Risks of Decreasing Profitability of Managed Assets Due to Low Interest Rates

Low interest rates have persisted since the Bank of Korea lowered the basic interest rate to 1.25% in June 2016. Low interest rates have exerted a negative influence on the investment profits of the general insurance industry, and the profitability of managed assets in the general insurance industry fell from 4.37% in 2012 to 3.55% in 2016. Continuation of a low interest rate environment may lead to prolonged decreased profits from managed assets, reducing the overall profitability of KB Insurance.

The operating profit of general insurance companies is largely categorized into insurance profits and investment profits. Unlike general insurance and auto insurance, savings insurance reserves constitute a large proportion of the reserves for long-term insurance, and as such, in order to compensate for losses in the insurance business, investment profits must exceed the losses in the insurance business. Therefore, because profits from the long-term insurance sector generally comprise a large proportion of the profits of general insurance companies, a decrease in investment profits may adversely affect a general insurance company’s profitability.

[Operating Profit Trends in the General Insurance Industry]

				(Unit: KRW hundred millions)
Category	2016	2015	2014	2013	2012
Insurance profits (A)	(20,462)	(28,195)	(25,120)	(15,777)	(15,515)
Investment profits (B)	67,540	63,407	57,419	37,518	47,869
Operating profits	47,077	35,213	32,299	21,741	32,355

1.	( ) means loss

2.	Based on an accounting year (1.1~12.31). Provided, dates prior to 2013 are based on an accounting year before the change (4.1~3.31) and quarterly data is cumulative (for 2013, 4.1~12.31)

Source: Monthly Bulletin on Financial Statistics, Insurance Association of Korea

Investment profits may be affected by the domestic economy and market conditions, the stock, securities, real estate and other markets, as well as exchange rates, inflation and interest rate fluctuations, and such economic and market conditions may dramatically change from time to time.

Global economic growth slowed down after the 2008 financial crisis, and as developed countries aggressively lowered interest rates to promote economic recovery, low interest rates have been persisting worldwide. As for Korea, in tandem with worldwide low interest rates, the Monetary Policy Committee meeting of the Bank of Korea that was held on March 12, 2015 reduced the base interest rate from 2.00% to an unprecedented 1.75% in the face of predictions that the Korean base interest rate would remain unchanged. Further reductions of the base rate followed, first in June 2015 and again in June 2016, ultimately reducing the rate to 1.25%. The base interest rate has since stayed at 1.25% because, among other reasons, Korea has largely been unable to benefit from the economic recovery led by emerging economies and the possibility that the economy will continue to be slow persists due to the underperformance of export companies, caused by industry-level restructuring and a weak yen.

The base interest rate may need to be reduced further given slowing domestic consumer consumption, the need for a soft landing for construction investments, as well as to create a financial environment that would be corporate restructuring-friendly. However, other factors may create a need to freeze or raise the base interest rate, such as rapid increases in household debt, financial stability concerns, the decreasing spread between domestic and foreign interest rates due to the interest rate increase in the United States, the weakening effect of monetary policies, and critical views that are being voiced regarding the country’s weak currency policy. After President Trump was elected last November, U.S. Treasury bond yields rose dramatically, driven by expectations of an expansive U.S. fiscal policy and a consequent economic recovery, causing Korean treasury bond yields to dramatically rise as well. While the yields fell afterwards and reflected diminished concerns towards a possible interest rate hike, a sensitivity towards policy changes in the United States is expected to persist. Furthermore, as the Federal Funds Rate is expected to rise about three times during the year due to improving employment rates and recovering consumer prices, Korean treasury bonds are expected to gradually increase their yields despite a slowing domestic economy. However, it is still difficult to predict domestic and foreign economic and financial environments, and low interest rates are expected to persist.

Due to low interest rates in both domestic and foreign economies, managed asset profit rates in the Korean general insurance industry fell from 4.37% in 2012 to 3.55% in 2016. Managed Asset profit rates of KB Insurance have also been falling due to the low interest rates, going from 3.74% in 2012 to 3.28% in 2016, and to 3.20% in the first quarter of 2017.

[Managed Assets and Profitability for the General Insurance Industry and KB Insurance]

					(Unit: KRW hundred millions, %)
Category		First Quarter 2017	2016	FY 2015	FY 2014	2013	FY 2012
General Insurance Industry	Managed assets	N/A	2,057,137	1,833,641	1,621,401	1,359,591	1,230,331
	Profit rate of managed Assets	N/A	3.55	3.79	3.97	4.03	4.37
KB Insurance	Managed Assets	232,266	232,543	207,381	182,463	153,094	136,754
	Profit rate of managed assets	8.20	3.28	3.70	3.91	3.86	3.74

1.	Managed asset profit rate = 2 × investment profits for the previous year / (managed assets as of the end of the relevant quarter + managed assets as of the end of the same quarter of the previous year – investment profits for the previous year)

2.	Based on an accounting year (1.1~12.31). Provided, dates prior to 2013 are based on previous accounting year standards (4.1~3.31) or, in the case of 2013, are cumulative (4.1~12.31)

3.	Results for December 2016 were computed based on figures available as of March 27, 2017

Source: 2012~2016: Monthly Bulletin on Financial Statistics (201612), Financial Statistical Information System; for first quarter 2017: provided by KB Insurance

In order to enhance profit rates given such low interest rates, insurance companies are expanding their investment portfolios by diversifying into overseas investments and adding various alternative asset categories, such as real estate, project finance, aircraft, new types of capital securities, derivative linked securities etc. to their portfolios in addition to traditional asset categories such as stocks and bonds. Therefore, after 2012, the proportion of foreign currency securities, beneficiary certificates and loan receivables has been increasing in the managed assets of the insurance industry, while the proportion of stocks, real estate, cash, and deposits has been decreasing. However, if uncertainty in the investment environment continues despite such efforts due to persistent low interest rates and domestic and overseas economic instability, a decreasing profit rate for managed assets may lead to reduced investment profits, which in turn may lead to reduced profitability for general insurance companies.

In order to increase its investment profits in the face of low interest rates, KB Insurance is expanding its investment portfolio by diversifying into overseas investments and adding various alternative asset categories, such as foreign currency bonds, real estate, project finance, aircraft, new types of capital securities, derivative linked securities, etc. to its portfolio in addition to traditional asset categories such as stocks and bonds. As of the end of the first quarter of 2017, KB Insurance’s managed assets portfolio consisted of cash and deposits at 2.37%, securities at 65.05% (KRW securities at 32.11%, foreign currency securities at 18.39%, beneficiary certificates at 10.10%, other securities at 3.93%), loan receivables at 28.22%, and real estate at 4.35%.

However, investors should note that despite such efforts by KB Insurance, if low interest rates persist and investment uncertainty intensifies due to domestic and foreign economic instability, the profitability of KB Insurance may decrease.

C.	Risks Associated with Changes in Policy and Regulations

The general insurance industry is a financial industry that engages in large scale financial transactions with the general public, and due to its highly public nature, is subject to heavy government regulation and oversight. Consolidated risk-based capital (“RBC”) requirements were introduced in 2016, and RBC ratio (a capital adequacy indicator) requirements were increased in connection with heightened risk reliability standards. RBC ratio requirements are expected to continue to increase in the future, and as the new accounting standard IFRS17 is scheduled to be introduced in 2021, fluctuations in financial statements are more likely to occur in the future. Therefore, preparations for adhering to RBC ratio regulations are necessary.

In addition, the profitability of insurance companies may decrease because of increasing capital costs and interest payments resulting from efforts to obtain the capital necessary to satisfy regulatory RBC ratio requirements, such as increasing paid-in capital or issuing additional debt securities, which in turn may cause leakage of shareholder cash or the dilution of shares ownership.

Furthermore, in light of movements to deregulate asset management and the development of miscellaneous insurance products and expected amendments to the Insurance Business Act regarding follow-up supervision, enhanced consumer protection etc., failure to adequately respond to such changes in regulatory policies and rules may negatively impact KB Insurance’s operations and finances.

Like banks, the general insurance industry is a major financial industry that engages in large scale financial transactions with the general public, and occupies an important position in the financial system as institutional investors. Furthermore, the insurance industry is highly public in nature because it provides a function supplemental to the social security system and as such, is among the most heavily regulated industries. A licensed insurance company must receive inspections by the Financial Supervisory Service with respect to its state of operations and assets, and is otherwise under constant supervision by regulators and when necessary, must attest to facts relating to its operations and assets etc. (Article 133 of the Insurance Business Act). Furthermore, the FSC is explicitly authorized under the Insurance Business Act (Article 131, the FSC’s power to issue orders) to supervise and oversee insurance companies by issuing various orders, such as a call for change in operational administration, procurement of capital reserves for high-risk assets etc., where the FSC has determined that the rights or interests of insurance policy holders or otherwise insured persons may be adversely affected by poor management or weak finances.

In particular, since a financial company’s capital is the final safety measure against unexpected losses, financial authorities continue to pursue systemic policy improvements designed to strengthen insurance companies’ finances and modernize the system of oversight.

The FSS introduced an EU-style payment capacity system (May 1999) in order to compel insurance companies to systematically quantify inherent uncertainties and thereby procure appropriate capital for the company. Afterwards, it introduced the RBC requirements (May 2009), a regulatory framework that incorporates risk-sensitive metrics for regulating insurance company finances. Following a test period of two years, the RBC system went into full implementation in April 2011. Through its July 15, 2014 report, the FSC announced the ‘Insurance Innovation and Stability Measure’ (measure to reform financial regulations in the insurance sector in 2014), the main point of which was to enhance the stability of insurance companies through a revamping of RBC criteria, as a gradual process to be completed by 2016 in consideration of the difficulties insurance companies face in procuring capital. In its July 31, 2014 reporting material the FSC announced the ‘Comprehensive Roadmap for the Advancement of the Financial Stability of Insurance Companies’ and the government regulations therein are currently gradually being implemented. With respect to RBC ratio calculations, the FSC strengthened interest rate risk reliability requirements and further refined the correlation coefficients between risks. Regulation seeking to maintain the financial stability of insurance companies continues to increase; consolidated RBC requirements and stricter credit risk reliability requirements were introduced in 2016. Currently, a revision of the RBC requirements is being considered with respect to the introduction of the IFRS17 accounting standard, and it is in particular expected that supervision over capital adequacy will increase in response to potential capital reductions as a result of new liability valuation methods to be implemented under the new standard.

If an appropriate response is not made to such regulations being implemented by the regulators, KB Insurance will not only be subject to regulatory sanctions by the authorities as listed below, but the very continuation of the company’s operations may also become difficult. Regulatory changes therefore present a major business risk for insurance companies.

[FSS Regulatory Enforcement Based on RBC Ratio]

Ratio	Details
50% or more ~ less than 100%	Subject to timely correctional measures
0% or more ~ less than 50%	Subject to management improvement measures, which may entail restriction on operations such as restriction on shareholder dividends
Less than 0%	Part or all of the operational activities of the insurance companies to be suspended and contract transfers or mergers etc. may be required

In response to these regulatory changes, domestic insurance companies are pursuing a variety of responses such as improvements to duration matching between assets/liabilities and improvements to supplementary capital ratios through the issuance of subordinated debentures.

The following provides a more detailed examination of the regulatory changes that insurance companies are exposed to, including with respect to the introduction of IFRS 17. Investors should consider the impact of the changes below on the general insurance industry and KB Insurance.

(1)	Impact of the Introduction of International Financial Reporting Standard 17 (IFRS 17)

IFRS 17 is one of the International Financial Reporting Standards established by the International Accounting Standard Board (IASB), and provides standards for the accounting of insurance contracts. Korea has adopted the International Financial Reporting Standards and as such, if the IFRS changes, those changes would also be automatically reflected. While the current IFRS 4 allows for mutatis mutandis application of the local insurance accounting practices of each country, IFRS 17 does not recognize previous insurance accounting practices.

The changes resulting from the introduction of IFRS 17 can largely be summarized into (a) the introduction of a market value assessment standard for insurance liabilities, (b) changes in insurance profit recognition methods and, as a consequence, (c) the potential for a decrease in capital adequacy.

[Capital Changes to Insurance Companies Due to Market Value Assessment of Assets and Liabilities]

Impact of Market-Value Assessment of Liabilities 2

Source: Capital management by insurance companies pursuant to the market-value assessment of liabilities; Korea Insurance Research Institute, October 19, 2016

As such, it is expected that the management of the duration between assets and liabilities will be an important task. Investors should be aware that a sudden reduction of capital may occur if KB Insurance fails to adequately respond to such changes.

In response to changes in accounting standards such as the introduction of IFRS17, the regulators continue to revise the quantitative supervisory standards of the RBC system, and are expanding the risk management regulations, for example by refining the liability adequacy assessment framework. However, as cases involving the introduction of Solvency II in Europe and MCCSR (Minimum Continuing Capital and Surplus Requirement) in Canada show, capital adequacy indicators may fluctuate depending on the scope of capital recognition, and therefore, it is believed that additional confirmation on the direction of capital regulation policies, such as the introduction of a new payment capacity framework, will be necessary. At an IASB Staff Meeting held at the end of 2016, the scope of application of the fair value approach in the assessment of contract service margin (CSM) at the time of introduction was expanded. Previously, with respect to the introduction of IFRS 17, application of the retrospective approach would be the starting point for all provisions including accounting reporting standards, accounting estimation and estimation errors for insurance products, etc.; in cases where such application would be impracticable, a modified retrospective approach would be applicable; and a fair value approach would only applicable in cases where the modified retrospective approach would also be found to be impracticable. However, under the new standard, in cases where the application of the retrospective approach would be impracticable, the option to choose between the modified retrospective approach and the fair value approach would be provided, thus expanding the scope of application for fair value assessments. While the fair value approach is not yet clearly defined, it appears that if the contract service margin is computed to be lower under the fair value approach than under the retrospective approach, a number of capital procurement-related concerns will be alleviated, allowing KB Insurance to avoid some worst-case scenarios.

However, the basic principle that liabilities are assessed by market-value has not changed, and since profit and loss figures may be affected by changes in profit recognition standards, consideration must be given for potential capital fluctuations resulting from the introduction of IFRS 17.

As such, with the increased probability of accounting capital reductions, insurance companies that do not keep pace with changes in accounting and regulatory standards may face reductions in business and deterioration of credibility due to regulatory sanctions and enforcement, which would lead to increased actual credit risk. Therefore, it appears that insurance companies will need to actively implement safeguards such as increased capital etc.

The insurance industry, which is regulated by relevant Acts and statutes such as the Insurance Business Act, currently faces policy changes including reinforced regulation over capital adequacy and changes in accounting standards such as the introduction of IFRS 17. Investors should be aware that insurance companies’ finances and profitability may be substantially affected by changes in capital adequacy regulations and accounting standards.

(2)	Other Regulations

The government is currently pursuing an amendment to the Insurance Business Act and its Enforcement Decree, the main provisions of which will address the enhancement of trust in insurance, innovations for the insurance industry, reinforced market discipline for the prevention of negative side effects and improvement in regulations etc. According to the “Roadmap for the Enhancement of Insurance Industry Competitiveness”, which was announced by the FSC on October 16, 2015, measures such as increasing autonomy of product development, the revamping of the standard clauses framework, expansion to product supply and enhancements to comparative public notices, wholesale changes to sales channel regulation etc. are being pursued in order to enhance the competitiveness of the insurance industry.

Furthermore, on June 28, 2016, a legislative announcement was made regarding an “Amendment to the Insurance Business Act”, which implements follow-up measures to the Roadmap for the Enhancement of Insurance Industry Competitiveness and is intended to relax regulations on insurance product development and asset management while reinforcing ex post facto supervision and consumer protections in order to promote competition and innovation in the insurance market.

Through the Roadmap for the Enhancement of Insurance Industry Competitiveness, the regulators developed measures for the promotion of competition within the industry and the reinforcement of consumer protection through the abolishment of “before-the-fact” regulations concerned with the development of products, sales and asset management etc. It is expected that, as the decades-long regulations are abolished, the general insurance market will see increased market competition based on price and services. Meanwhile, as monetary sanctions such as fines for imperfect sales are strengthened, insurance companies are expected to focus more on managing litigation risk and reputation risk.

Therefore, if KB Insurance does not respond appropriately to changes in regulations, various sanctions may be imposed by the competent authorities that may not only restrict business activities but also cause financial loss.

D.	Risks Associated with Slowing Growth in Long-Term Insurance and Fluctuations in Earned-Loss Ratio

While the general insurance market grew by more than 10% until 2012, growth has slowed to around 5% since 2013 due to slowing growth in long-term insurance, which comprises about 70% of the sector. Furthermore, the rate of loss for long-term insurance is on an upward trend (85.78% in 2012 g 87.06% in 2015). If long-term insurance continues to grow slowly in the future and if the rate of loss continues to increase, the growth potential and improvements to the profitability of the general insurance industry may be restricted.

The size of the market for general insurance (based on premiums) grew by more than 10% until 2012, driven by growth in the long-term insurance sector attributable to increased sales of long-term insurance, increased demand for protection-type insurance such as CI (critical illness) insurance due to an aging society, the growth of savings insurance which provides higher interest rates than market interest rates and increased demand for pension insurance following the aging of the population. However, the rate of growth of the long-term insurance sector, which comprises about 70% of the general insurance market, decreased in 2013 to below 5% levels from the high teen percentages in 2012. Consequently, the growth of the entire general insurance market slowed as well (12.5% in 2012 to 3.6% in 2016). Despite recent increases to the growth of the auto insurance sector (-1.54% in 2012 to 9.4% in 2016), the proportion of long-term insurance within the general insurance market remains high at 67.5% for 2016, and as such, slowing growth in the long-term insurance sector is expected to present an obstacle to the recovery of the growth rate in the general insurance market to previous highs.

Furthermore, along with the slowing rate of growth in the long-term insurance sector, the earned-loss ratio is increasing for this sector. The earned-loss ratio for long-term insurance rose from 85.78% in 2012 to 87.43% in 2014, due to an increasing rate of loss in actual-loss medical insurance policies following an increase in claims for the payment of non-wage medical expenses. However, as general insurance companies increased actual-loss medical insurance premiums in 2015 and policies sold prior to the implementation of the regulatory update for the actual-loss medical insurance sector in April 2013 (which abolished contracts with a renewal period of 3 years) were renewed, the earned-loss ratio for the actual-loss medical insurance sector is expected to improve. Furthermore, because the deductible for the non-wage portion of actual-loss medical insurance policies was adjusted upward starting in September 2015 (10% g 20%), excessive claims for insurance payments decreased, and as such the rate of increase in losses for the long-term insurance sector has stalled (87.43% in 2014 g 87.06% in 2015). Continuous monitoring, however, is required with respect to future developments. Considering the importance of the long-term insurance sector in the general insurance market, if the earned-loss ratio for long-term insurance increases once again in the future, the profitability of the general insurance industry may decrease.

While the general insurance industry is expected to grow based on the growth of premiums for individual insurance policies within the long-term insurance sector, it is also believed that it will be difficult to go back to pre-2012 growth rates, given that the protection-type insurance market has reached a state of saturation, and growth is continuously slowing in the savings insurance and individual pension insurance sectors.

As such, investors should consider the importance of the long-term insurance sector within the entire general insurance industry, and thereby conduct a sufficient review of the rate of growth and earned-loss ratio of the long-term insurance sector before making an investment decision.

E.	Risks of Slowing Growth in the Auto Insurance Market

The auto insurance sector, which accounted for approximately 21.4% of all collected premiums of general insurance companies, has recently seen an improved growth rate (4.3% in 2014 to 10.7% in 2015 to 9.4% in 2016), while the rate of loss has decreased (88.5% in 2014 to 87.6% in 2015); however, the growth rate may fluctuate due to external factors and the sector still exhibits a high rate of loss. If the growth rate of the auto-insurance sector slows in the future, reduction in fees and special benefits become more common due to competition among companies or the rate of loss increases, the growth potential and profitability of general insurance companies may be negatively impacted.

The general insurance industry again recorded its highest historical level of sales performance in 2016, and the decreasing rate of loss in the auto insurance sector is believed to have made a critical contribution. The operating indicators of the top 4 general insurance companies show that 1) due to decreasing interest rates, investment profits decreased by about 30bps as the first half of 2016 began, and 2) while the rate of loss in the long-term insurance sector has not substantially changed, 3) the rate of loss for the auto insurance sector fell by more than 3~4% and 4) the rate of loss for the general insurance sector has significantly decreased as well. Regarding the decrease in the rate of loss in the general insurance sector, it has been generally noted that the sector had an uncommonly profitable period due to a relatively low number of natural disasters and accidents, and considering that such a state of affairs is not guaranteed to continue, the industry believes that the improvement in the auto insurance sector is the more critical factor contributing to the overall sales performance of the insurance industry.

Despite being situated in relatively friendly market environment, the most important issue for auto insurance going forward is the per-vehicle premium, or the premium rate. With Samsung Fire & Marine Insurance already having lowered premium rates across the board, the Samsung Securities Research Center expects that per-vehicle premiums will complete the “golden cycle,” peaking in the first half of 2017. This is because 1) premium-increase cycles have not exceeded 3 years in the past, 2) non-industry leading companies are providing a variety of special benefits in order to secure high net-worth customers, 3) given the circumstance where the rate of loss remains below the break-even point, companies whose market shares have decreased have a strong incentive to recover their share and 4) with the political landscape expected to be subject to extreme changes, the future direction of regulations is difficult to predict.

While the auto insurance market has contributed to the profits of the general insurance industry for 2016, if reductions in fees and special benefits become more common due to competition among companies, and if the rate of loss increases as a consequence, the growth potential and profitability of KB Insurance may be negatively impacted.

F.	Risks of Failure in Channel Diversification

With respect to premiums for each subscription source or “channel,” the proportion of face-to-face channels is on a downward trend, going from 88.7% in 2012 to 88.0% in 2016, while the proportion of cyber marketing (“CM”) channels is increasing, from 1.1% in 2012 to 2.6% in 2016 as telemarketing (“TM”) channels and home shopping channels maintain similar levels, leading to the expectation that competition among general insurance companies through new channels will intensify.

As such, it is predicted that insurance companies will have to take on additional expenses in order to acquire and strengthen new marketing channels, while those that fail to diversify channels may face a negative impact to their market share. Meanwhile, the premium proportion of insurance planners continues to stay at 30%, which may lead to an increase in compensation for planners due to heavier competition to recruit competitive planners.

Prior to the 2000s, the sale of general insurance policies in the country was conducted largely through face-to-face channels, most of which consisted of insurance planners and agency operations; however, after 2000, competition among sales channels began to intensify, with the introduction of non-face-to-face channels such as TM (tele-marketing, a channel that sells insurance products to consumers through the telephone in contrast to face-to-face channels), CM (cyber-marketing, a channel that sells insurance products to consumers through information technology networks such as the internet in comparison to face-to-face sales), inter-industry cooperation such as bancassurance, as well as the introduction of the GA (general agent, a comprehensive insurance agent that handles the products of many insurance companies) etc. Along with this, sales channels are shifting from being supplier-oriented to being consumer-oriented, while the reinforcement of consumer protections after the global financial crisis presents an additional obstacle to the insurance industry.

A review of the trends for premiums collected by each subscription channel shows that the proportion of the face-to-face channel fell 0.7%, going from 88.7% in 2012 to 88.0% in 2016, while the TM channel maintained a proportion of around 8%, home shopping maintained around 2%, and the proportion of the CM channel increased, going from 1.1% in 2012 to 2.6% in 2016. Such an increase in the proportion of the CM channel is due increased sales of auto insurance through the CM channel. While CM products benefit consumers through lower fees (lower premiums), they may reduce gains for insurance companies. While sales of CM products may increase the rate of loss for insurance companies by reducing the amount of premiums collected, it also makes up a smaller portion of business and is therefore expected not to exert too significant an impact on the operational income and expenses of general insurance companies. However, price competition may intensify among insurance products or insurance companies due to the sale of CM products, which on which commissions are not charged, and this may be accompanied by a reduction in the prices of face-to-face channel products and TM products, etc.

As the proportion of face-to-face sales decreases, insurance companies are expected to compete through CM channels and therefore may have to incur increased expenses related to the acquisition and development of CM channels. Furthermore, with TM channels and home shopping channels maintaining their relative proportions, competition among general insurance companies is intensifying across all channels. Going forward, general insurance companies face the possibility of increased expenses due to the acquisition and development of new channels, while general insurance companies that fail to diversify into new channels may face negative consequences in terms of market share.

For KB Insurance, premiums collected from products sold through face-to-face channels made up 90.99% in 2016, which was lower than the 91.96% for 2012. The company’s reliance on the face-to-face channel is higher than the industry average.

[KB Insurance’s Premiums Collected by Channel]

				(Unit: KRW millions, %)
Category		2016	2015	2014	2013	2012
Face-to-Face	Amount	9,730,904	9,763,592	9,037,250	6,557,472	8,830,234
	Proportion	90.99	92.31	91.88	91.44	91.96
TM	Amount	646,506	618,584	602,777	457,610	553,211
	Proportion	6.04	5.85	6.13	6.38	5.76
Home Shopping	Amount	181,155	185,328	194,844	155,979	213,999
	Proportion	1.69	1.75	1.98	2.18	2.23
CM	Amount	136,495	9,150	1,390	331	5,236
	Proportion	1.28	0.09	0.01	0.00	0.05
Total	Amount	10,695,059	10,576,653	9,836,260	7,171,392	9,602,680

	Proportion	100	100	100	100	100

1.	Premiums and proportion for 2013 are the results from April 2013 to December 2013

2.	Home shopping not included in TM

Source: Monthly General Insurance Statistics, issued by the General Insurance Association of Korea

Meanwhile, the proportion of insurance sales by general insurance companies through insurance planners has been about 30% after 2012. Given that the core planner channel needs to be maintained in order to ensure competitiveness, and if compensation for recruiting planners increases, insurance companies will face increasing operational expenses, which may lead to a negative impact on profitability.

The premiums collected from each sales channel and the relevant proportions for KB Insurance reveal that the company relies on traditional channels for a significant amount of sales, with sales through planners and staff members at about 37.1% as of 2016, while sales through agents made up about 54.0%. KB Insurance is making a significant effort to find growth synergy from new channels such as direct channels and to diversify its sales channels, while also maintaining its sales through traditional channels.

Due to the growth of new channels such as bancassurance, agents, homesurance, etc., sales channels for the general insurance industry are diversifying as competition intensifies, leading to increased operational expenses for general insurance companies. Some companies specializing in internet-based insurance sales secure competitiveness through reduced premiums, which may lead to a deterioration in profitability for the general insurance industry overall.

Given these circumstances, if KB Insurance fails to further strengthen its core planner channel or faces difficulties in diversifying into new sales channels that would complement the existing planner channel, the company may see negative effects on its business performance. Furthermore, investors should be aware that if KB Insurance finds itself having to increase compensation for insurance planners due to competition with other insurance companies to recruit competitive planners, the operational expenses of KB Insurance will increase, leading to lower profitability.

G.	Inherent Risks in the Property Insurance Industry

The proportion of profits attributable to long-term insurance is relatively high for domestic general insurance companies and the long-term insurance market is also continuing to grow, thereby creating a tendency for domestic general insurance companies to take on characteristics normally attributable to life insurance companies. The growth of the general insurance market driven by long-term insurance is anticipated to expand the risks relating to insurance operations, asset management and liquidity by reducing predictability. Investors are advised to note that if the inherent risks of such industry characteristics are not appropriately managed and responded to, the profitability of general insurance companies will decrease, which could and potentially have a negative effect on their credit worthiness.

The following is a simplified description of the general profit and loss structure of insurance companies. From insurance premiums (A) collected from its customers, an insurance company makes insurance payments (B) to its customers if grounds for making such payments exist, and uses the remainder to operate the company (C). The remaining amount from the total collected insurance premiums after deducting the insurance payments (B) and operating expenses (C) is the earnings from insurance operations (D) which, along with asset management earnings (E) created by additionally investing the collected insurance premiums, compose the operating profits of the insurance company.

Due to the foregoing characteristics of the profit structure of the insurance business, a general insurance company is exposed to insurance operation risks, asset management risks, and liquidity risks.

(1)	Insurance Operation Risks (Insurance Risks and Interest Rate Risks)

Insurance operation risks can be defined through the factors that can affect insurance operation losses and profits, and includes insurance pricing risks and interest rate risks. Insurance pricing risk refers to the possibility of loss attributable to payments on insurance claims in excess of premiums that were priced according to estimated risks and operating expenses, or higher-than-expected operating expenses. Interest rate risk refers to the possibility of loss that would occur if the estimated interest rate agreed to be applied for calculating the insurance premium or providing refunds is lower than the investment earnings rate.

Unlike overseas insurance companies, domestic general insurance companies reflect some characteristics of life insurance companies because of the relatively high proportion of revenue that is generated by long-term insurance. Accordingly, the effect of interest rate risk appears to be great. In particular, since the property insurance market is growing primarily around long-term insurance, the impact of interest rate risk is considered likely to further increase. In the case of life insurance companies, profitability was negatively affected by the relatively high interest rates used when selling “high-interest, fixed rate insurance” during the foreign exchange crisis, which exceeded investment earnings; general insurance companies should also take note of such risks. Meanwhile, in the event of a typhoon, blizzard, or other natural disaster, the performance of insurance companies rapidly deteriorated in multiple cases. Therefore, the acquisition risk level for a general insurance company is greater than that of a life insurance company.

(2)	Asset Management Risk (Market and Credit Risk)

A general insurance company’s asset management risk represents the risk to the profit and loss on investments, and it can be categorized into market risk associated with a decrease in the value of tradeable assets such as stocks and bonds held by the company, and credit risk associated with the bankruptcy of a trading counterparty of bonds or loans. Since the proportion of short-term insurance, such as auto insurance, is approximately thirty-percent (30%) for a general insurance company, it holds a certain level of short-term variable assets such as stocks and beneficiary certificates. Hence, a general insurance company is generally considered to be more exposed to market risk compared to a life insurance company. Conversely, due to the characteristics of the shareholders of general insurance companies, significant support for affiliated companies generally does not occur, and hence it is understood that there are not many cases where loss of principal upon the bankruptcy of an trading counterparty for bonds or loans has been realized. Since the size of the managed assets is continuously increasing due to the increase of sales of long-term insurance, the importance of managing asset management risk is expected to further increase in the future.

(3)	Liquidity Risk

The liquidity risk of a general insurance company refers to the risk of loss from sales of assets or the incurrence of additional debt due to insufficient available funds, including as a result of (a) a distortion in cash flow due to mismatches between available assets and matured, accelerated or otherwise payable debt, decreases in new subscriptions or increases in cancellation rates or (b) a lack of insurance reserves due to an increase in the payment of insurance claims or refunds. Domestic general insurance companies are experiencing increases in insurance premium income over a long period of time through the expansion of sales of long-term insurance, and therefore the need for external loans is low, unlike other financial sectors (excluding banks). However, because early cancellations by subscribers before the expiration of the insurance policies are possible and because, in particular, payments on insurance claims following natural disasters are particularly high, cash flow distortions during any time frame remain a possibility. In fact, in fiscal years when there was damage from large typhoons or blizzards, the performance of general insurance companies deteriorated, despite improvements to the overall business environment. Hence, management from a liquidity perspective is a necessity.

General insurance companies are gradually strengthening their ability to handle liquidity risk. Recently, general insurance companies are actively seeking to reduce business-cycle driven cancellation rates, while striving to avoid incomplete sales of long-term insurance policies and attempting to improve insurance contract maintenance rates. Moreover, they are focusing on developing new products that satisfy the demands of insurance consumers, such as disease and injury insurance policies, and spreading the risk against natural disasters through subscriptions to reinsurance policies.

Investors are advised to take note that the business performance and credit rating of KB Insurance will depend on whether it is able to appropriately manage insurance operation risk, asset management risk, and liquidity risk.

H.	Risks of Exposure to Insurance Fraud

Notwithstanding the efforts to prevent insurance fraud by the financial supervisory authorities, jurisdictional institutions, and insurance companies, if insurance fraud continues to increase, it would consequently lead to an increase in insurance premiums, and if the increase in insurance premiums cannot cover the entire amount of increased insurance payment amounts due to government policies or other influences, the profitability of general insurance companies and KB Insurance is likely to deteriorate.

Insurance fraud refers to “the act of presenting false insurance claims with the intent to deceive an insurance company,” or, “the act by a person holding an insurance policy of intentionally misrepresenting or concealing certain facts for the purpose of obtaining payments for an insurance claim which otherwise would not have been paid if other means were employed.” Insurance fraud can be categorized into the following types: execution of fraudulent insurance contracts, intentionally caused insurance accidents, disguised or fabricated insurance accidents, and criminal acts in connection with an insurance accident.

Premeditated and malicious insurance fraud, such as the execution of a fraudulent insurance contract and the intentional commission of an insurance accident, is increasing. Moreover, unreasonably excessive claims for insurance payments are also increasing, which has sparked a strong reaction from financial authorities and insurance companies. Financial authorities are seeking to systemically and efficiently prevent insurance fraud and enforce anti-fraud laws through the enactment of the “Special Act on the Prevention of Insurance Fraud” (March 2016), the strengthening of the “suspicious activity analysis functions” of the Insurance Fraud Analysis System (“IFAS”), and also the expansion of investigations into organized insurance fraud pursuant to the “Special Measures to Eradicate Insurance Fraud (April 2015).”

Internally, KB Insurance has set up a Special Investigation Unit (“SIU”) for pre- or post-discovery of insurance fraud, and has also exerted significant effort into minimizing the losses caused by insurance fraud by establishing the Fraud Detection System (“FDS”) in 2015, to quantify insurance fraud scores of policy holders and provide personnel training for enhancing insurance fraud investigation capabilities.

However, if insurance fraud were to continue to increase despite such preventive efforts by the financial supervisory authorities and insurance companies, insurance premiums would likely increase. Investors should note that if such increases do not fully cover the increased payments on insurance claims due to government policies or other factors, the profitability of general insurance companies and KB Insurance will likely be adversely affected.

I.	Risk of Occurrence of Unforeseen Large-Scale Calamities and Natural Disasters

The general insurance industry disperses risks assumed in its insurance contracts through reinsurance. However, if a reinsurance company experiences an adverse credit event due to the occurrence of an unforeseen large-scale calamity or natural disaster, the financial capacity of the reinsurance company to make payments on reinsurance claims would be impaired and KB Insurance’s ability to make payments on insurance claims or other obligations would also be negatively impacted.

Due to the characteristics of the general insurance industry as a systematic means to remove or reduce economic instability related to chance accidents, general insurance companies are likely to be exposed to the risks created by the occurrence of unforeseen large-scale calamities and natural disasters. The large tsunami which took numerous lives and inflicted property damage in Japan in 2011, the Sewol vessel sinking accident, the collapse of a ventilation window at a performance hall in Pangyo, Gyeonggi-do in 2014, and other various calamities each greatly increased the risks associated with general insurance.

Once a general insurance company makes a direct sale of an insurance product from its point of contact with a customer, a portion of the risk is ceded to a domestic reinsurance company. A portion of the risk that a general insurance company takes on when selling insurance products is passed along to the domestic reinsurance company. At this point, if the size of the risk passed along to the reinsurance company is substantial, such risk is ceded again to multiple other reinsurance companies overseas, thereby dispersing the risk of the occurrence of an “event” across multiple entities.

As such, since risk is dispersed and passed along from the general insurance company to multiple reinsurance companies, the general insurance company can reduce its exposure to the risk of a payment triggering event occurring. Hence, the stability of the general insurance industry can be secured.

If reinsurance is concentrated on a specific reinsurance company, such concentration can also negatively impact the business of a general insurance company insured by the reinsurance company because of the increased credit risk with respect to the reinsurance company. Investors should also note that if a reinsurance company’s capacity to pay out insurance payments decreases due to, for example, a global economic crisis, the risk faced by a general insurance company insured by the reinsurance company would also increase.

[Business Risks Relating to KB Capital (a Wholly-Owned Subsidiary)]

A.	Risks Relating to Economic Sensitivity and Risk Management in the Specialized Credit Finance Sector

The specialized credit finance sector is sensitive to fluctuations in the economy. The Bank of Korea’s forecast for domestic economic growth for 2017 is 2.6%, which is a 0.1%p decrease from 2016. In the meantime, the current environment, including the continuation of political instability in Korea, the US Federal Reserve Board’s monetary policy, and the unpredictability of the Trump administration’s policies, is negatively affecting economic recovery. Furthermore, the ratio of household credit to nominal gross domestic product (GDP) in 2016 was 90%, and household debt, which was at KRW1,300 trillion at the end of 2016, is expected to increase to KRW1,500 trillion by the end of 2017. A slowdown in economic recovery, coupled with stagnation in the household credit market, may have a negative effect on the profits of specialized credit finance companies.

Such an environment heightens concerns about the quality of assets within the specialized credit finance sector, and thus, the burden of risk management for specialized credit finance operations in general is expected to increase. If the level of internal risk management at the company level proves inadequate, asset quality may quickly worsen in response to a slowing down of the economy, and this may directly affect the profitability of the specialized credit finance sector. Investors should be aware of the foregoing.

The specialized credit finance sector is sensitive to fluctuations in the economy. A reduction in consumer spending due to the economic downturn and an increase in household and corporate debt obligations can lead to an increase in bad assets. While the specialized credit finance sector underwent a period of recovery as the economy expanded after the 2008 global financial crisis, uncertainty is increasing and concerns are mounting about a slowdown in the recovery of the global economy due to recent concerns about the stability of European banks and a slowdown in the recovery of the US economy.

After 2013, the Korean government used monetary and tax policies along with policy loans to induce an economic recovery, which resulted in a fair amount of improvement in 2014 with the economy growing at a rate of 3.3%. However, as recovery in the foreign sector began to falter in 2015 due to a decline in exports resulting from uncertainty in the global economy, the domestic sector began to contract as well, in part due to the MERS outbreak and a drought, causing the economic recovery to slow. In the midst of such a situation, 2016 saw the potential for a slowdown in global growth due to the Brexit vote in June, political uncertainty in Korea caused by the political crisis of October 2016, and the election of Donald Trump as president of the US in November 2016, causing the Korean economy to contract and global economic uncertainty to increase.

The Bank of Korea’s forecast for economic growth for Korea in 2017 is 2.6%, which is a 0.1%p decrease from 2016. Going forward, given the continuing political uncertainty in Korea along with the US Federal Reserve Board’s monetary policies and uncertainty surrounding the Trump administration’s policies, there is a potential for stagnation in the Korean economy and for uncertainty in the global economy to worsen. However, there also exists the possibility that the global markets will recover with help from stimulus policies of major countries and increases in the price of raw materials. The path to recovery is expected to have both upside and downside risks.

The debt service ratio (DSR) is derived by dividing expected annual repayments for all debt by annual gross income, and is used alongside the household credit ratio as a benchmark for making household credit decisions. The household credit ratio and the DSR have been on an upward trend due to the economy stagnating since 2011 along with household debt rising, and with the government’s easing of debt to income ratio (DTI) and loan to value ratio (LTV) policies, the Bank of Korea’s lowering of interest rates, and the robust housing market, these ratios have been increasing at a precipitous rate, resulting in a household credit ratio of 90% of gross domestic product (GDP) in 2016. Furthermore, household debt reached KRW1,300 trillion at the end of 2016, and is expected to reach KRW1,500 trillion by the end of 2017. A slowdown in economic recovery, coupled with a stagnation in the household credit market, may have a negative effect on the profits of specialized credit finance companies.

Regulations regarding specialized loan sectors such as real estate project financing loans and general loan products are relatively lax compared to other financial sectors, so concerns over bad assets are fairly high. As such, each specialized credit finance company has its own internal risk management system and it is understood that higher rated specialized credit finance companies deploy internal risk management systems that are more conservative than the standards called for by the regulations of the regulatory authorities. The importance of risk management in this sector has become even more pronounced after the 2015 incident where BNK Capital acquired KRW56.1 billion in Hanil World rental agreement instruments, after which the Hanil World CEO absconded and BNK Capital assumed all of the related bad assets and incurred a substantial loss.

Asset quality in the specialized credit finance business can be evaluated through non-performing loan ratios and (over 1 month) overdue ratios, and asset quality for each year fluctuates depending on changes in the economy.

Standard loans such as residential mortgages take up a relatively small portion of the total amount held by the specialized credit finance sector. However, in the case of real estate project financing loans, as there is a chance that demand for these products will move over to the specialized credit finance sector in order to avoid the regulations placed upon mutual savings banks due to the recent increase in bad assets, strengthened risk management will be needed for such products. In particular, unlike banks and mutual savings banks, specialized credit finance companies have no regulations specifying borrowing limits for loans to one person, so demands for large amounts are expected. As the proportion of residential mortgages and real estate project financing loans decreased after 2008, the industry has engaged in enhancing its internal risk policies. However, when taking into account the fact that the quality and value of the outstanding borrowings are lower than those of already recovered assets, the importance of each specialized credit finance company’s risk management system will only increase as they look to supplement regulations that are relatively lax compared to those of various other financial sectors. If the level of internal risk management measures at the company level proves inadequate, asset quality may quickly worsen in response to a slowing down of the economy, and this may directly affect the profitability of the specialized credit finance sector. Investors should be aware of the foregoing.

B.	Risks Relating to Financing and Fund Management in the Specialized Credit Finance Sector

The specialized credit finance business relies highly on borrowed capital. Increasing uncertainty in the financial markets and an increase in key interest rates may lead to an increase in cost of financing, resulting in a decrease in profits. Also, external policy changes such as limitations on management fees may reduce interest margins and operating profits, which could lead to decreased profits for KB Capital. Investors should be aware of the foregoing.

The specialized credit finance sector’s main business is the provision of funds based on credit, and an appropriate level of financing is necessary in order to conduct business. Unlike banks and insurance companies, a specialized credit finance company has no ability to receive deposits, so funds are mostly acquired through direct financing methods such as the issuance of corporate bonds (such as credit finance bonds) and ABSs (such as auto loan securities). As specialized credit finance companies rely on such direct financing methods for most of their financing needs, they are relatively sensitive to changes in interest rates and other market conditions.

Due to low interest rates in the first half of 2015 and the recovery of market demand for corporate bonds (A credit ratings) of specialized credit finance companies, which have a higher interest spread than other corporate bonds with the same rating, specialized credit finance companies were able to focus on issuing corporate bonds while reducing issuances of ABSs. However, since the latter half of 2015, the Hanil World incident, the Volkswagen/Audi diesel-gate incident, issues surrounding the sale of certain specialized credit financing companies, the increase in the US’s interest rate, and the decline in profitability for the automobile financing sector, corporate bond financing declined once again, causing an increase in financing backed by auto loans/consumer installment loans. The increase in interest rate volatility due to the US’s movement towards an interest rate increase in 2016, along with the inauguration of Donald Trump as President of the United States and the Federal Reserve Board’s interest rate increase, has given rise to a prevailing expectation that interest rates will increase in 2017. In anticipation of such an environment, financial leasing companies began issuing corporate bonds from the beginning of the year and have had a strong showing, with the spread between the 3 year AA- bonds of the main financial leasing companies and treasury bonds falling from 70bp at the end of 2016 to 66.1bp in 2017.

However, starting in 2015, the issuance of corporate bonds by credit card companies and financial leasing companies whose credit ratings fell below A+ decreased. Issuances of such bonds decreased by 45.2% in the second half of 2015 compared to the previous year, and by 10.7% in 2016 compared to 2015, showing a contraction in the market’s appetite for such class A corporate bonds. Such a polarization of corporate bonds of specialized credit finance companies based on credit ratings seems likely to continue. Furthermore, demand for auto loan ABSs, which are backed by credit loans for automobile purchases, has replaced this reduction in demand for specialized credit finance company corporate bonds rated class A or lower, as auto loan ABSs can receive a higher credit rating compared to the same company’s corporate bonds, given that they are secured by the assets of the company. The amount of auto loan ABSs issued by specialized credit financing companies in 2016 was KRW5,580 billion, an increase of 18% compared to the previous year and a continued increase since 2013. The percentage of asset backed financing for financial leasing companies increased from 8.92% in 2013 to 14.24% in 2016.

The base interest rate in Korea fell by 0.25% in each of August and October of 2014 to 2.0%, fell again by 0.25% in each of March and June of 2015 to 1.50%, and fell yet again by 0.25% on June 9, 2016 to a record low of 1.25% that continues to this day. However, if the base rate increases in the future, or if uncertainty in the financial markets increases, then the operating environment for specialized credit financing companies may worsen, so investors should be aware of the foregoing when making an investment decision.

In terms of fund management, as the financial industry is continually pressured by the Korean government to reduce interest rates as part of the government’s policy to alleviate the debt burden of the working class, the lease and installment financing sectors have also taken measures such as removing handling fees and lowering maximum interest rates for personal credit loans, and are currently examining measures to restructure and lower the fees for lease contracts. In the case of installment financing, installment loan interest rates are capped at 25% in accordance with the “Enforcement Decree of the Installment Transactions Act” as amended on January 6, 2015. While the drop in average margins can be minimized through stronger review standards and adjustments to targeted customers, should the regulatory authorities continue to press for lower interest rates and should related regulations be strengthened, the profitability of this sector is expected to decrease. Investors should be aware of the foregoing when making an investment decision.

C.	Risks Relating to the Current State of the Installment Financing Sector and Increasing Volatility in the Capital Markets

Installment financing by a credit finance company is a form of financing where, for durable consumer goods or for housing, a finance company provides the seller with a single lump sum payment for the item and then has the buyer repay the finance company in installments over a set period of time. The main risks of the installment financing sector are the sector’s concentration on automobile installment financing and repayment risks with respect to housing installment financing. Furthermore, if economic stagnation continues for a long time and volatility in the capital markets increases, this may have a negative effect on the Korean installment financing market, so investors should be aware of the foregoing.

Installment financing by a credit financing company is a form of financing whereby a consumer who wishes to purchase a high-priced durable consumer good (such as automobiles and appliances) or housing, which is difficult to purchase in single lump-sum payment, receives the funds needed to complete the purchase from an installment financing company. The installment financing company enters into a contract with the consumer who meets its credit requirements and lends the funds necessary for the purchase on the condition that the consumer purchase the item in accordance with such contract and pay the installment financing company a commission and repay both the principal and interest in installments.

Installment financing companies can be divided into affiliated companies of manufacturers and financial institutions. Installment financing affiliates of manufacturers are mainly group companies, so they hold an advantage in terms of acquiring customers due to the sales and management networks of their affiliate institutions. While installment financing affiliates of financial institutions may hold an advantage in terms of borrowing ability based on their parent company’s credit rating, they do not have a direct connection with sellers unlike installment financing affiliates of manufacturers, and thus, they have less of an advantage in securing customers. Recently, a contraction in the traditional installment financing market due to a collapse of borders within the financial sector and a rapid expansion of the household credit market have led to major installment financing companies achieving high growth in the personal loan market by developing loan-exclusive cards. However, if a credit crunch or economic stagnation were to occur in the future, there could be an increase in bad debt.

Installment financing has the following characteristics.

①	Specialized credit financing sector: Specializing in lending funds based on the customer’s credit

②	High risk, high return business

③	Characteristics of manufacturer/seller financing

④	Business that emphasizes funding capability

⑤	Business that emphasizes collection of debts

While installment financing provides a good returns through the provision of loans with high interest rates, because the loans are made based upon creditworthiness, there is the risk that the loans will not be repaid. As such, the occurrence of rapid economic contraction or some other such unforeseen circumstance could have a negative effect on KB Capital’s financial structure.

With the enactment of the Specialized Credit Financing Business Act on January 1, 1998, which consolidated the Credit Card Business Act, the Facilities Rental Act and the New Technology Business Financing Act, the formal distinctions within the specialized credit financing sector collapsed, and the regulations regarding the establishment and operation of these companies were drastically eased. As such, not only have the barriers to entry regarding establishment and operation been somewhat removed, but consolidated consumer finance companies that engage in various lending activities will continually enter the picture, leading to an expectation that competition within the market will intensify. While there were 31 installment financing companies that were approved in 1996 as financial institutions established under the “Installment Financing Act” of 1996, due to various structural changes as a result of mergers, closures, and new entries, there are currently 43 standard lease/installment financing companies, 8 credit card companies, and 25 new technology financing companies for a total of 76 specialized credit financing companies conducting business as of the date of this filing.

The Korean installment financing market is heavily reliant on automobile installments, as they have taken up roughly 90% of the market since 2002. This is due to a rise in the new car installment financing acquisition rate that followed from the steady sales growth of automobile manufacturers after the foreign exchange crisis, in addition to the expansion of the imported automobile market. The continued encroachment of banks and credit card companies into traditional areas of the installment financing sector, other than automobile installment financing, also contributed to this result. Also, after the end of the reductions to the special consumption tax in 2006, unfavorable business conditions, such as the lack of a quick recovery from the contraction in spending and other such symptoms of the stagnant economy that resulted in the aftermath of the 2008 global financial crisis, still have an effect, so the expectation is that, for now, there is only a small possibility that automobile sales within Korea, which have the largest effect on the acquisition of new installment financing accounts, will recover on a large scale. While the scale of housing installment financing began to turn around and increase for specialized credit financing companies due to banking sector regulations regarding residential mortgages in the latter half of 2006, the absolute amounts are low and increasing concern over the household debt burden and the repayment risks associated with rising household debt are having a negative effect on the Korean installment financing market. Investors should be aware of the foregoing.

D.	Risks Relating to the Korean Installment Financing Market’s Concentration on Automobile Installment Financing

The main product categories handled by installment financing companies are high-priced durable consumer goods such as automobiles and electronics, construction equipment, and medical equipment. As of the end of 2016, the size of the Korean installment financing sector was KRW17,304.6 billion, with a high concentration on automobile installment financing, which made up KRW15,886.2 billion, or roughly 90% of the market. Specialized credit financing companies are expected to see a slowdown in asset expansion in 2017 due to stronger regulations, a reduction in household purchasing power, intensifying competition in the automobile financing market, and delayed economic recovery. If the size of the automobile installment financing sector remains stagnant but competition increases, the growth of the overall installment financing sector may be affected. Investors should be aware of the foregoing.

The main product categories handled by installment financing companies are high-priced durable consumer goods such as automobiles and electronics, construction equipment, and medical equipment. As of the end of 2016, the size of the Korean installment financing market was KRW17,304.6 billion, with a high concentration on automobile installment financing, which made up KRW15,886.2 billion, or roughly 90% of the market. As such, growth in the automobile installment financing market determines growth in the overall installment financing sector.

However, the Korean automobile market is already in a mature state, so it is difficult to expect large scale growth. Furthermore, as economic growth has slowed down since 2000, it is difficult to expect high growth in the demand for new automobiles, and as technical advancements in Korean automobile manufacturing has led to improved quality of automobiles, replacement cycles have grown longer compared to the past. As such, installment financing companies continue their efforts to develop new markets, such as by newly targeting the used car installment financing market, and have seen improving results, recording a total of KRW13,110.6 billion in 2014, KRW14,864.4 billion in 2015, and KRW17,304.6 billion in 2016.

The main market players in the Korean automobile financing market are captive affiliates of automobile manufacturers, semi-captive financial leasing companies that have established cooperative financing agreements with automobile manufacturers, and non-captive financial leasing companies that mainly handle auto loan products and only have agreements with consumers. Of these, captive companies that can conduct stable business through manufacturers’ business channels handle 70% of the installment market.

Furthermore, as of the end of 2015, the Korean new car financing market was roughly KRW15 trillion, the imported car financing market was roughly KRW4 trillion, and the used car financing market was roughly KRW3 trillion. The steady demand for automobiles allowed the size of the overall financing market to remain stable.

However, specialized credit financing companies are expected to see a slowdown in asset expansion in 2017 due to stronger regulations, a reduction in household purchasing power, intensifying competition in the automobile financing market, and delayed economic recovery. Leverage regulations (Article 48 Paragraph 3 of the Specialized Credit Finance Business Act) that restrict excessive asset expansion by limiting the total amount of assets for specialized credit finance companies to within 10 times their capital have been in force since December 2012. Also, the automobile financing sector is facing a hostile business environment due to intensifying competition that is the result of decreasing household purchasing power and the expansion of other sectors such as banks and credit card companies into the market. Banks are expanding into the auto loan business on the basis of competitive interest rates and savings banks have been allowed to enter the installment financing sector, so competition between different financial sectors within the automobile installment financing market is expected to intensify.

Should the automobile installment financing market stagnate or contract, the entire industry’s profitability may be affected. Furthermore, due to the 2015 Volkswagen diesel engine emissions manipulation incident, there was a suspension of sales in Korea for certain models of Volkswagen vehicles that began on July 25, 2016. This kind of incident has a negative effect on the automobile financing market. Investors should be aware of the foregoing.

E.	Risks Relating to the Current State of the Leasing Sector and a Slowdown in its Growth

The lease sector grew steadily from 2000 with a focus on auto leases and marine vessel leases but began to shrink after the 2008 financial crisis. Instability in the leasing industry and stronger lease classification standards have led to reduced profits, which have resulted in weakened lease financing demand. Unless more diverse and specialized services are provided in relation to the leasing sector, it may be difficult for the leasing market to continue to grow. Investors should be aware of the foregoing.

Leasing refers to the financing of physical assets where a business entity specializing in leasing purchases certain equipment, rents the equipment to a user for a certain period of time and charges a fee for the use of the equipment (rental fees). The Specialized Credit Financial Business Act defines lease financing as a financing where a party who acquires or rents a specific item allows another party to use the item for a certain period of time, during which time the lessor receives payments in regular installments, and where the method of disposal of the item after the termination of the lease period is governed by the contract between the parties.

Although there was a small-scale decline in contracted amounts from 2007 to 2009, the ratio of executed amounts compared to contracted amounts gradually increased from 2000 as a result of the business expansion of leasing companies that survived the restructuring of the industry since 2000. The leasing market has been increasing in size as a result of the boom in the auto lease market. Auto leases make up roughly 57% of the overall leasing market. While the unique strengths of leasing, such as the off-balance sheet aspects of operating leases, need to be developed and various specialized services related to leasing products need to be provided in order to avoid interest rate focused competition in the future and promote the continual growth of the leasing market, a return to the previous scale of the market is expected to take some time.

The contraction of the financing market due to the credit crunch that began in the latter half of 2008 in turn caused an increase in the interest rates of leasing companies along with difficulties in raising operating funds, resulting in a negative effect on the financial security of specialized credit financing companies. While the financial markets continue to be stable and the real market economy continues to recover after 2010, there is a possibility that the leasing sector will decline as a result of a reduction in leased amounts in response to stagnation in the real market economy. Investors should be aware of the foregoing when making an investment decision.

F.	Risks Relating to Heightened Competition and Regulation in the Automobile Leasing Market

The automobile leasing market, which makes up approximately 57% of the leasing sector, is dominated by captive lessors, with non-captive lessors focusing on imported automobile leasing. As of the end of 2016, the total value of automobile leases stood at KRW8,539.1 billion, of which approximately 68% is estimated to be from imported automobile leases. The imported automobile leasing market has shown sustained growth, increasing in size from KRW1,999.1 billion in 2008 to KRW5,391.6 billion in 2015, and is estimated to have reached KRW5,900 billion in 2016. Competition is expected to intensify due to domestic credit card companies and foreign leasing companies entering the market following the growth of the imported automobile leasing market. Moreover, the profitability of participants in the automobile leasing market may be negatively affected by the regulatory authorities’ efforts to strengthen lease-related regulations, including by standardizing complex leasing contracts and rationalizing fee levels in a reasonable manner. Investors should be aware of the foregoing.

The number of imported automobiles sold has shown rapid growth, with increases of 25.5% and 23.8% in 2014 and 2015 respectively, and the number of financing companies entering the imported automobile financing market has also grown with the expansion of the market. As a large portion of the customer base consists of companies and businesses, imported automobile financing is notable for its high proportion of leases.

The automobile leasing market, which makes up approximately 57% of the leasing industry, can be categorized into captive lessors, which are affiliates of automobile manufacturers, and non-captive lessors, which are not affiliates. Given the nature of the leased items, cars, captive lessors have dominated the market, leveraging their advantage of being able to use their affiliated manufacturers’ infrastructure, including their sales networks and distribution systems. As the captive lessors have the bulk of the market for domestically produced vehicles, leveraging off of their relationship with affiliated manufacturers, the non-captive lessors have focused more on the market for imported automobile leasing. In the imported automobile leasing market, our affiliate KB Capital and other dedicated leasing companies such as JB Capital and Aju Capital provide incentives to imported automobile dealerships and are in competition with each other.

As of end of 2016, the value of automobile leases stood at KRW8,539.1 billion, of which approximately 68% was comprised of imported automobile leases. The imported automobile leasing market has shown sustained growth, increasing in size from KRW1,999.1 billion in 2008 to KRW5,391.6 billion in 2015, and it is estimated to have reached KRW5,900 billion in 2016. The domestic captive lessors of manufacturers such as BMW, Toyota, and Mercedes-Benz are increasing their proportions of lease contracts by providing various benefits, and considering the growth potential of the imported automobile market, it is expected that the imported automobile leasing market will exceed the average growth rate of the overall automobile leasing market. Given such high potential for growth, competition among the players in the imported automobile leasing market is intensifying as well. Credit card companies such as Samsung Card have entered the market; manufacturers including BMW, Toyota, and Mercedes-Benz have set up captive financing companies; and the entry of foreign leasing companies is also noticeably on the rise, exemplified by the arrival of Orix Auto Lease Korea, the largest Japanese lease financing company, in an alliance with SK Networks. Therefore, the profitability of market participants may be affected, as it is expected that competition will intensify among domestic non-captive lessors focusing on the imported automobile leasing market and foreign financing companies relying on distribution networks for imported automobiles.

On the other hand, automobile leases derive significant income from hidden fees and interest compared to installment sales or automobile loans. Because leasing fees are calculated based on a wide range of factors – including lease terms, existence of a down payment or deposit, residual value, and options for specific services – it is not easy for the consumer to accurately assess and compare the interest rates of leases. It is also true that the complexity of lease contracts act as a factor contributing to additional profit for the financing companies, which can seek to shift costs to the consumer. In response, the regulatory authorities have demonstrated a strong intention toward strengthening requirements to provide public disclosure of comparisons among lease products and to rationalize fees. In addition, the authorities are pushing for the adjustment of formulas for lease termination fees and assignment fees, improvement of practices for down payments, rational restructuring of late fee formulas and accrual timings, and standardization of lease terms. As regulations become more specific and complex, it is expected that some reduction of income from fees and the reduction of interest will accompany general adjustments, which may negatively affect the profitability of lease financing companies. Investors should be aware of the foregoing.

G.	Risks Relating to the Accounting Treatment of Lease Financing and Tax Code Reforms

Under IFRS accounting standards, the use of which has been mandatory for all publicly traded companies since 2011, the property that is leased in a capital lease transaction is recognized as both an asset and a liability, which increases the lessee’s debt ratio and in turn may deter people from utilizing lease financing. In addition, the Enforcement Decree of the Income Taxation and Corporate Tax Acts amended in late 2015 contains a provision which caps the total amount of depreciation and leasing fees that can be expensed at KRW8 million per year, with the excess carried over to the next year, such that the more expensive a car, the greater the additional financial burden. This may lead to reduced demand for luxury imported vehicles as well as imported automobiles generally and affect the use of lease financing. Investors should be aware of the foregoing.

Leasing transactions can be categorized into operating leases, in which most of the risks and benefits related to the ownership of the leased asset are not transferred (i.e., the lessor lends the asset), and capital leases, in which most of the risks and benefits related to the ownership of the leased asset are transferred (i.e., the lessee borrows money to buy the asset).

Under IFRS accounting standards, the fees paid for operating leases are treated as losses, which are useful for the lessee’s accounting purposes; whereas in the case of capital leases, the lessee must recognize the leased property as both an asset and a liability, increasing the lessee’s debt ratio and complexity in accounting. Moreover, the IFRS accounting standards were adopted in Korea earlier than in other major developed countries such as the US or Japan, and there were predictions that Korean companies would be placed at a greater comparative disadvantage due to the increased debt ratio. In response, the lease financing industry demanded that the same accounting treatment as operating leases be permitted for leases of small value or durations of 3 years or less, but was unsuccessful; as such, this may negatively affect the use of lease financing due to its reduced utility resulting from factors including an increased debt ratio resulting from the change in the accounting treatment of leases. IFRS 16, which is due to be adopted in 2019, differs from the current IFRS accounting standards in that it will use a unified accounting model without distinguishing between operating leases and capital leases. However, as long as the current IFRS accounting standards continue to be applied, the IFRS accounting standards may deter customers from using leasing services.

In addition, the Ministry of Strategy and Finance released in late 2015 a proposed amendment to the Enforcement Decree of the Income Tax and Corporate Tax Acts regulating the standards for recognizing business-purpose vehicle expenses. This proposed amendment contains a provision for capping the annual amount of depreciation and leasing fees that can be expensed at KRW8 million to prevent the expensing of luxury cars in a short period. In other words, if the price of a car is KRW100 million, it was possible under the previous system to reduce tax liabilities by treating the car as an expense over a short period of 4-5 years; but going forward, if the annual amount of depreciation and leasing fees exceeds KRW8 million, the excess is not recognized as an expense for that year and is instead carried over to the next year, so that the more expensive a car the greater the additional financial burden. Because of this, there is a possibility that the demand for luxury imported automobiles as well as imported automobiles generally will decrease, although it is also unclear how much of a role the tax disadvantage will actually play in consumers’ decisions to buy luxury cars; as such, it is expected that further monitoring as to whether the amended law would negatively affect the growth of the market for imported automobiles will be necessary. Investors should be aware of the foregoing.

H.	Risks Relating to Intensifying Competition in the Installment and Lease Financing Sectors, Which Have a Low Entry Barrier

The installment and lease financing industry is an industry that requires applications for registration to be submitted to the FSC, with a lower entry barrier compared to other finance industries that require licenses; as such, there exists a high level of competition overall. Intensifying competition may negatively affect profitability. Investors should be aware of the foregoing.

To operate a business providing installment and lease financing under the Specialized Credit Financial Business Act, an application for registration must be submitted to the FSC; in order to engage in up to two types of credit financing, a minimum capital of KRW20 billion at establishment is required, and a minimum capital of KRW40 billion is required to engage in three or more types of credit financing (Specialized Credit Financial Business Act, Article 5). However, because the installment and lease financing industry is a registration-based industry, in contrast to the credit card industry which requires a license from the authorities, the barrier to entry is lower than in other financing sectors; recently, foreign installment and leasing companies have newly entered the market, and competition is increasing across multiple sectors.

Captive lessors, as affiliates of conglomerates, have a large consumer base for the types of properties they are looking to finance and are able to secure a sufficient volume of installment financing contracts, which gives them the resilience to withstand intense competition. Companies can maintain a competitive edge in niche markets by maintaining a relationship of complementary competition with banks by engaging in the joint support of operations or facilities costs of small and medium-sized companies or by providing associated mortgages for homes that banks may have difficulty providing, or by specializing in specific types of leases, such as automobiles or ships. However, competition in the lease financing market is intense as the size of the domestic installment and lease financing market is small but the number of market participants is large. Investors should be aware that such intensifying competition may directly affect the profitability of market participants.

I.	Risks Relating to New Technology Business Financing

New technology business financing, due to the nature of the industry, experiences relatively large fluctuations in profitability depending on stock market conditions and has limited avenues for recovering invested capital, which may negatively affect liquidity. Investors should be aware of the foregoing.

New technology business financing (venture capital financing) refers to a type of financing activity that shares in the early stages, when there is uncertainty of success, the high risks of start-ups, which have advanced technology and future potential, and provides comprehensive assistance including capital (equity investment or loans), management, and technical supervision, with the goal of realizing a high return on investment. The investment activities of new technology business financing companies normally involve equity acquisitions, whereby they identify small and medium-sized start-ups possessing excellent technology and contribute capital, but can also take the form of loan acquisitions, such as convertible notes or bonds with warrants, to disperse risk.

In the venture capital sector, a venture capital firm’s gains from the sale of equity and from appreciated valuation comprise the bulk of its profit; as such, fluctuations in stock market conditions have substantial effects on its profitability. The domestic venture capital sector is bifurcated into “new technology business financing companies” under the Specialized Credit Financial Business Act, and “investment companies for the establishment of enterprises” under the Support for Small and Medium Enterprise Establishment Act; new technology business financing companies may undertake various tasks under the Specialized Credit Financial Business Act, including investing, lending, leasing, factoring, and guaranteeing, whereas investment companies for the establishment of enterprises under the Support for Small and Medium Enterprise Establishment Act of 1986 are limited in the scope of their activities to investing and limited lending.

New technology business financing is a type of financing activity that seeks high returns on capital by using expert judgment to identify areas where investments are lacking due to high risks, providing long-term capital, and adding value through management and technical supervision; due to the nature of the industry, it experiences relatively large fluctuations in profitability depending on stock market conditions and, in the domestic market, has limited avenues for recovering invested capital outside of IPOs, which may negative affect liquidity. Investors should be aware of the foregoing.

J.	Risks Relating to a Worsening Operating Environment for Factoring Financing

Factoring financing does not have much potential for growth due to the worsening overall operating environment, including the expansion of electronic payment systems and corporate purchase money loans. Investors should be aware of the foregoing.

Factoring financing is a form of financing in which a company transfers its accounts receivable in return for receiving advance payment, and banks as well as specialized credit financing institutions, including installment financing and credit card companies, are major market players. While banks are actively engaging in the discounting of corporate notes issued by blue chip companies based on their comparative advantage from ample liquidity in the market and their low cost of funding, specialized credit finance companies such as KB Capital mainly engage in factoring large numbers of smaller-value real bills of small and medium-sized enterprises that have relatively low credit ratings.

In the past, telecommunications companies such as SK Telecom, KT, and LG U+ accessed cash by securitizing through specialized credit finance companies the installment accounts receivable on their sales of cell phones, but factoring financing volume handled by specialized credit finance companies is on the decline due to the trend of telecommunications companies conducting their own securitization of their installment accounts receivable for cell phones. For instance, in the case of KB Kookmin Card, which used to handle factoring financing for SK Telecom, its factoring financing volume in the third quarter of 2016 was KRW1,196.8 billion, a steep 55.1% decline from KRW2,664.4 billion compared to the same period in the previous year.

In addition, the overall operating environment is worsening, and there is not much potential for future growth due to the declining importance of promissory notes, due to factors such as the expansion of electronic payment systems and the introduction of corporate purchase money loans for companies. Investors are advised to make an investment decision bearing these risks in mind.

[Corporate Risks Relating to KB Financial Group (the Wholly-Owning Parent Company)]

A.	Financial Holding Companies Whose Profits and Losses Are Directly Affected by the Performance of Subsidiaries

KB Financial Group is a pure holding company primarily engaged in the management and financial support of its subsidiaries, and, unlike business-operating holding companies, it does not engage in businesses of its own. In the first quarter of 2017, KB Financial Group recorded 1) consolidated net interest income of KRW1,726,353 million, of which approximately 73.23%, or KRW1,264,226 million, was from banking operations and 2) consolidated net fee and commission income of KRW 520,638 million, of which 59.37%, or KRW309,106 million, was from banking operations. Investors should be aware that due to its heavy reliance on the operations of its banking subsidiaries, KB Financial Group’s profitability may be adversely affected by unfavorable conditions in the banking industry, including as a result of a deterioration of the Korean or global economy.

KB Financial Group is a financial holding company that was established in September 2008 through a comprehensive stock transfer of affiliated companies, including its main subsidiary, Kookmin Bank. As a pure financial holding company, KB Financial Group does not engage in businesses of its own and dividends from its subsidiaries are the main source of its income. Major historical events of KB Financial Group since its establishment are as follows:

[Historical Overview of KB Financial Group]

Date	Details
September 26, 2008	Approval from FSC to establish holding company
October 10, 2008	Listed on the KRX KOSPI Market
June 22, 2009	Added KB Life Insurance, a second-tier subsidiary, as a direct subsidiary
March 2, 2011	Added KB Kookmin Card as a subsidiary
June 20, 2013	Acquired additional shares in KB Life Insurance (percentage of shareholding increased to 100%)
March 20, 2014	Added KB Capital as a subsidiary
June 24, 2015	Added KB Insurance as a subsidiary
May 31, 2016	Added Hyundai Securities as a subsidiary
June 28, 2016	Acquired treasury stock of Hyundai Securities (percentage of shareholding: 22.56%g29.62%)
November 29, 2016	Formation of KB Golden Life Care, a second-tier subsidiary
December 30, 2016	Acquired additional shares of KB Insurance (percentage of shareholding: 33.29%g39.81%)
December 30, 2016	Merger of Hyundai Securities and KB Investment & Securities
May 19, 2017	Change in percentage of shareholding in KB Insurance as a result of the KBI Tender Offer (percentage of shareholding: 39.81% g 94.30%)
May 19, 2017	Change in percentage of shareholding in KB Capital as a result of the KBC Tender Offer (percentage of shareholding: 52.02% g 79.70%)

1.	Source: KB Financial Group sources

On March 2, 2011, KB Financial Group effected a horizontal spin-off of the credit card business of Kookmin Bank and established KB Kookmin Card as a subsidiary in order to increase its expertise in the credit card sector and to increase the competitiveness of the non-banking businesses of KB Financial Group. In addition, in February 2017, KB Capital made a 29% capital contribution to KB Kolao Leasing Company in Laos to enter into the local automobile financing business.

On March 20, 2014, KB Financial Group acquired Woori Financial from Woori Finance Holdings as a subsidiary in order to establish a full line-up of retail finance services. Woori Financial was subsequently renamed as KB Capital. KB Capital plans to continue to create new sources of revenue and differentiate itself as a credit-specialized financial company. In February 2016, KB Capital expanded internationally for the first time by investing in KB Kolao Leasing Company, which was newly established to engage in the automobile financing business in Laos.

In June 2016, KB Capital launched “KB Cha Cha Cha (www.kbchachacha.com)”, an online platform for selling used cars that also provides users with market information based on big data analysis. KB Capital hopes to enhance consumer protection measures through this platform and provide differentiated services to consumers. KB Capital is in the process of upgrading its IT infrastructure system to meet the needs of a rapidly changing financial market. Following the establishment of a local subsidiary in Laos, KB Capital is considering further expansion into overseas markets. In order to establish future growth engines, KB Capital plans to enter into business alliances in the electric vehicles and car sharing businesses.

On June 27, 2014, KB Financial Group entered into a share purchase agreement to acquire shares of LIG Insurance Co., Ltd. (“LIG Insurance”) and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, KB Financial Group amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, KB Financial Group obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015.

On May 31, 2016, KB Financial Group entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 28, 2016, KB Financial Group acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. Following the acquisition, the total number of shares of Hyundai Securities owned by KB Financial Group was 70,096,280 shares (representing 29.62% of the total issued shares of Hyundai Securities). Pursuant to the approval of KB Financial Group’s board of directors on August 2, 2016, KB Financial Group and Hyundai Securities entered into a comprehensive stock swap agreement, and pursuant to the approval of the shareholders of Hyundai Securities on October 4, 2016, the comprehensive stock swap was completed on October 19, 2016. On November 1, 2016, Hyundai Securities delisted from the Korea Exchange and became a wholly-owned subsidiary of KB Financial Group. Subsequently, Hyundai Securities was merged with KB Investment & Securities and renamed as KB Securities on December 30, 2016.

[Organizational Structure of KB Financial Group and Its Subsidiaries]

1.	Source: Company sources

The Company’s main source of income is dividend income from subsidiaries. KB Financial Group’s 12 main subsidiaries are engaged in banking, credit card, financial investment and insurance operations.

Business	Description	Subsidiary
Banking	Deposits/loans for customers and related operations	Kookmin Bank
Credit	Credit cards, cash advance services, card loans and related operations	KB Kookmin Card
	Credit finance, including lease, installment finance and loans	KB Capital
Financial investment	Investment trading, investment brokerage, collective investments and related operations	KB Securities KB Asset Management KB Real Estate Trust KB Investment
Insurance	Insurance business and related operations	KB Insurance KB Life Insurance
Savings bank	Deposit/loans for individuals and small- and medium-sized enterprises (“SMEs”) as prescribed by the Mutual Savings Banks Act	KB Savings Bank
Others	Supporting the aforementioned operations, including credit investigation, debt collection and maintenance and repair of computer-related devices and systems	KB Credit Information KB Data Systems

1.	Source: KB Financial Group quarterly report

The following table presents a summary of the financial information by business sector of KB Financial Group in the first quarter of 2017:

	(Unit: KRW millions)
Type	1Q2017
	Banking	Credit Card	Securities	Life Insurance	Others	(Consolidation) Adjustments	Total
Net interest income	1,264,226	262,072	68,902	53,607	74,812	2,734	1,726,353
Net fee and commission income	309,106	44,032	114,447	(732)	57,901	(4,116)	520,638
Net operating profit	634,665	108,898	81,828	16,244	59,926	(14,721)	886,840
Profit for the period	663,461	83,270	63,780	12,856	82,992	(18,770)	887,589
Profit attributable to the owners of the parent company	663,461	83,270	63,780	12,856	65,504	(18,770)	870,101
Profit attributable to the non-controlling interests	—	—	—	—	17,488	—	17,488

Total assets[1]	310,145,141	16,391,809	33,689,660	8,969,082	37,944,186	(26,250,401)	380,889,477

Total liabilities[1]	286,460,379	12,592,175	29,458,673	8,413,161	13,431,788	(1,069,016)	349,287,160

1.	Assets and liabilities represent values prior to inter-segment adjustments.

In the first quarter of 2017, KB Financial Group recorded 1) consolidated net interest income of KRW1,726,353 million, of which approximately 73.23%, or KRW1,264,226 million, was from banking operations and 2) consolidated net fee and commission income of KRW520,638 million, of which 59.37%, or KRW309,106 million, was from banking operations.

Investors should be aware that due to its heavy reliance on the operations of its banking subsidiaries, KB Financial Group’s profitability may be adversely affected by unfavorable conditions in the banking industry, including as a result of a deterioration of the Korean or global economy.

B.	Overview of Major Sources of Income of Financial Holding Companies

The performance of subsidiaries directly affect the profits of financial holding companies. Accordingly, KB Financial Group’s results of operations may be adversely affected by weak performances of its subsidiaries. Investors should consider the business performance of subsidiaries as the business performance of KB Financial Group.

As the performance of a financial holding company is directly affected by the performance and competitiveness of its subsidiaries, a comprehensive review of all areas of business engaged in by KB Financial Group’s subsidiaries is necessary in order to assess KB Financial Group’s future performance and competitiveness. In particular, as a financial holding company, KB Financial Group does not engage in any business activities of its own, and dividends from subsidiaries are the main source of income for KB Financial Group.

Accordingly, in addition to KB Financial Group’s own financial condition, the financial condition of its subsidiaries is a very important element for evaluation. Investors should be aware that KB Financial Group’s dividend income may decrease if the profitability of its subsidiaries deteriorates due to external factors such as domestic and international economic conditions.

KB Financial Group categorizes its business sectors based on the nature of products and services provided, customers and the organization of KB Financial Group:

Business Sector		Description
Banking	Corporate finance	Credit and deposit-taking for large corporations, SMEs and “small-office / home-office” customers (“SOHOs”), and related operations
	Household finance	Credit and deposit-taking for household customers and related operations
	Others	Investment in securities and derivatives, procurement of funds and other support operations
Credit card		Credit sales, cash advance services, card loan, etc. and related operations
Securities		Trading of securities, brokerage, underwriting and related operations
Insurance		Insurance business and related operations

1.	Source: KB Financial Group sources

On May 31, 2016, KB Financial Group entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 28, 2016, KB Financial Group acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. Pursuant to the approval of KB Financial Group’s board of directors on August 2, 2016, KB Financial Group and Hyundai Securities entered into a comprehensive stock swap agreement, and pursuant to the approval of the shareholders of Hyundai Securities on October 4, 2016, the comprehensive stock swap was completed on October 19, 2016. On November 1, 2016, Hyundai Securities delisted from the Korea Exchange and became a wholly-owned subsidiary of KB Financial Group. Subsequently, Hyundai Securities was merged with KB Investment & Securities and renamed as KB Securities on December 30, 2016.

Additionally, pursuant to the resolution of KB Financial Group’s board of directors on April 14, 2017 to commence a tender offer for shares of KB Capital and KB Insurance and enter into subsequent stock swaps, KB Capital and KB Insurance are expected to become wholly-owned subsidiaries of KB Financial Group, and KB Financial Group’s consolidated financial condition will be impacted by the aforementioned transaction. Furthermore, in light of recent conditions in the financial industry, which is characterized by intense competition, restructurings and expansions in size, the failure of subsidiaries to maintain their competitiveness in such environment may adversely affect the holding company’s results of operations and competitiveness.

C.	Possibility of a Decrease in Book-Value Per Share and a Change in the Capital Adequacy Ratio of KB Financial Group Due to the Stock Swaps

Investors should be aware that the Stock Swaps may result in a change in the capital adequacy ratio of KB Financial Group and that it is difficult to estimate the exact capital adequacy ratio subsequent to the Stock Swaps at this time.

It is expected that KB Capital and KB Insurance will become wholly-owned subsidiaries of KB Financial Group pursuant to the Stock Swaps. The stock swap ratio of KB Financial Group shares to KB Insurance shares is 1 to 0.5728700, and the stock swap ratio of KB Financial Group shares to KB Capital shares is 1 to 0.5201639. As KB Financial Group plans to deliver its treasury shares in connection with the Stock Swaps, KB Financial Group’s equity on its consolidated financial statements will be impacted by changes in the amount of its capital surplus, as well as a decrease in the number of its treasury shares, which in turn my lead to changes in its capital adequacy ratios.

The capital adequacy ratios of KB Financial Group were as follows:

		(Unit: %)
Type		1Q2017	2016	2015	2014	2013
KB Financial Group	BIS capital adequacy ratio	15.75	15.27	15.48	15.53	15.38
	Tier I capital adequacy ratio	15.07	14.37	13.59	13.29	12.78
	Common equity Tier I capital adequacy ratio	14.94	14.25	13.47	13.19	12.78

1.	Based on Basel III
2.	Source: FSS Financial Statistic Information System (http://fisis.fss.or.kr) data and KB Financial Group quarterly/annual business report
3.	1Q2017 figures are based on estimates.

KB Financial Group’s BIS capital adequacy ratio, Tier I capital adequacy ratio and common equity Tier I capital adequacy ratio were 15.27%, 14.37% and 14.25%, respectively, as of December 31, 2016, and 15.75%, 15.07% and 14.94%, respectively, as of March 31, 2017, which satisfy the standards required by Basel III. Although KB Financial Group’s current capital adequacy ratio is satisfactory, investors should be aware that KB Financial Group’s capital adequacy ratio may change subsequent to the Stock Swaps.

D.	Risks Relating to the Banking Subsidiary (Kookmin Bank)

As of March 31, 2017, Kookmin Bank, the banking subsidiary of KB Financial Group, accounted for 76.2% of the consolidated profit (based on profit attributable to owners) for the period, 73.2% of the consolidated net interest income and 59.4% of the consolidated net fee and commission income of KB Financial Group. KB Financial Group is a financial holding company whose main source of cash inflow is dividends received from subsidiaries. Accordingly, risks relating to the banking subsidiary (Kookmin Bank) have a significant impact on KB Financial Group’s financial condition and corporate value. Investors should be aware that deteriorations in the results of operations and business environment of the banking subsidiary may result in significant fluctuations in KB Financial Group’s corporate value.

Kookmin Bank was established in November 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB and possesses the necessary prerequisites for organic growth, including enhanced customer satisfaction, improved asset soundness, advanced information technology systems and strong risk management systems. Furthermore, it maintains a global network through the local businesses of its branches in New York, Tokyo, Auckland, Ho Chi Minh City and Hong Kong, as well as its subsidiaries, including Kookmin Bank International Ltd., Kookmin Bank Cambodia PLC, and Kookmin Bank (China) Ltd. In addition, the establishment of KB Microfinance Myanmar during the first quarter of 2017 further expanded KB Financial Group’s reach into global markets.

(Unit: KRW millions)
Company Name	Established	Address	Main Business	Assets at the End of Previous Financial Year	Grounds for Control	Major Subsidiary
Kookmin Bank	Nov. 1. 2001	84, Namdaemoon-ro, Jung-gu, Seoul	Banking and foreign change	301,201,501	K-IFRS 1100 Paragraph (7)	Yes (assets from the previous reporting year are more than KRW75 billion)

1.	Source: KB Financial Group quarterly report

Operations of banks can be categorized into primary operations, supplemental operations and concurrent operations. Primary operations involve intermediation of funds, which is a fundamental function of financial institutions, and include deposit-taking, provision of credit and currency services. Supplemental operations are those legally recognized as naturally incidental and therefore necessary to the conduction of primary operations, and refer to the activities of banks that change and develop in response to social and economic conditions. Concurrent operations are activities that are not pursuant to the Bank Act, and include sales agency services for financial products such as investment trust products and bancassurance, and trust and pension services.

The growth of the banking industry is expected to slow for some time to come due to the prolonged economic stagnation in Korea and uncertainties in the global economy, including as a result of the recent Brexit vote. Banks are expected to concentrate on managing their asset quality and developing new profit-generating models as the low interest rate environment continues and banks experience declining interest margins, which is attributable to intensified competition for high quality assets and the expansion of operations by non-bank financial institutions and private lenders.

Increased volatility and uncertainty in the global financial markets, including as a result of the Brexit vote, has led to continued instability in the foreign currency markets. Although Korea has relatively sound fundamentals compared to emerging market countries, prices of financial assets have decreased and have experienced increased volatility due to the outflow of foreign investment capital. Increased volatility relating to the KRW/U.S. dollar exchange also may adversely impact export competitiveness and the domestic economy.

Competition within the financial industry is intensifying primarily due to restructuring within the banking industry, including increased competition caused by diversification in the financial industry, and a decrease in opportunities for interest income generation following a prolonged period of low interest rates. New areas of competition are emerging as well due to changes in the operating environment, including strengthened financial consumer protection regulations and increased demands for contribution to the public good. In addition, the promotion of financial support policies for the economically disadvantaged population is expected to result in a decrease in the profitability of the financial industry.

The market share information below was prepared based on KRW-denominated deposits and loans of major banks operating on a national scale. Figures may vary depending on the calculation criteria; for official information, please refer to the Statistics Information System of the FSS.

[Deposits in Local Currency]

(Unit: KRW hundred millions, %)
	1Q2017		2016		2015		2014
	Amount	Market Share	Amount	Market Share	Amount	Market Share	Amount	Market Share
Kookmin Bank	2,257,468	20.1	2,241,636	20.0	2,137,535	20.1	2,029,951	20.5
Woori Bank	1,978,452	17.6	1,972,780	17.6	1,880,377	17.7	1,732,061	17.4
Shinhan Bank	1,920,126	17.1	1,923,897	17.1	1,838,473	17.3	1,636,984	16.5
NH Bank	1,925,405	17.1	1,887,683	16.8	1,734,900	16.3	1,570,796	15.8
KEB Hana Bank	1,817,871	16.2	1,848,644	16.4	1,732,936	16.3	1,701,251	17.2
Industrial Bank of Korea	877,618	7.8	921,669	8.2	880,913	8.3	805,496	8.1
Standard Chartered Bank	353,422	3.1	325,118	2.9	296,803	2.8	301,672	3.0
Citibank Korea	116,175	1.0	112,853	1.0	127,413	1.2	148,178	1.5

Total	11,246,537	100.0	11,234,280	100.0	10,629,350	100.0	9,926,386	100.0

1.	Market share refers to the market share among the seven commercial banks and NH Bank (market share is rounded to the first decimal place).
2.	Local currency deposits = local currency savings + CD + cover bill + RP (data exchanged between banks)

[Loans in Local Currency]

	(Unit: KRW hundred millions, %)
	1Q2017		2016		2015		2014
	Amount	Market Share	Amount	Market Share	Amount	Market Share	Amount	Market Share
Kookmin Bank	2,199,429	18.9	2,199,456	19.0	2,065,039	18.9	1,955,283	19.3
Woori Bank	1,920,595	16.5	1,900,995	16.4	1,842,206	16.8	1,666,003	16.4
Shinhan Bank	1,836,374	15.8	1,845,594	15.9	1,768,099	16.1	1,600,248	15.8
NH Bank	1,818,328	15.6	1,821,322	15.7	1,662,612	15.2	1,527,650	15.1
Industrial Bank of Korea	1,748,868	15.0	1,716,644	14.8	1,617,317	14.8	1,499,970	14.8
KEB Hana Bank	1,797,136	15.4	1,785,220	15.4	1,713,688	15.7	1,624,726	16.0
Standard Chartered Bank	314,170	2.7	302,703	2.6	270,199	2.5	260,753	2.6

Total	11,634,900	100.0	11,571,934	100.0	10,939,160	100.0	10,134,633	100.0

1.	Market share refers to the market share among the six commercial banks and NH Bank (market share is rounded to the first decimal place).
2.	Based on local currency loans excluding private debentures.

In response to the uncertainties in market conditions and the competition resulting from expanding regional banks, domestic banks are maximizing their business capacity through differentiated business strategies in target markets, entry into overseas markets and pursuit of internally stable development through proactive risk management. Banks are expected to focus on the creation of new profit models capable of sustainable growth, such as Fintech, comprehensive branches and specialty internet banks, while also enhancing synergies and diversifying income sources through cooperation among affiliated companies.

As of March 31, 2017, Kookmin Bank, the banking subsidiary of KB Financial Group, accounted for 76.2% of the consolidated profit for the period, as well as 73.2% of the consolidated net interest income (KRW1,264,226 million out of KRW1,726,353 million) and 59.4% of the consolidated net fee and commission income (KRW309,106 million out of KRW520,638 million), of KB Financial Group. KB Financial Group is a financial holding company whose main source of cash inflow is dividends received from subsidiaries. Accordingly, risks relating to the banking subsidiary (Kookmin Bank) have a significant impact on KB Financial Group’s financial condition and corporate value. Investors should be aware that deteriorations in the results of operations and business environment of the banking subsidiary may result in significant fluctuations in KB Financial Group’s corporate value.

D – 1.	Risks Relating to the Decline in Net Interest Margin of the Banking Subsidiary (Kookmin Bank)

Since 2011, events such as 1) the phase-by-phase decrease of the base rate by the Bank of Korea, 2) intensifying competition among banks in the household lending sector and 3) implementation by the government of its mortgage loan refinancing program have contributed to a decrease in the net interest margin (“NIM”) of domestic banks. Kookmin Bank’s NIM decreased by 0.52%p from 2.18% in 2012 to 1.66% in the first quarter of 2017. However, Kookmin Bank has been seeking to maintain an appropriate level of interest margin despite uncertainties in the domestic economy and intensifying competition, and as a result, its NIM increased in the first quarter of 2017 compared to 2016. Notwithstanding the foregoing, investors should be aware that a prolonged decrease in Kookmin Bank’s NIM, due to business strategies or external conditions, may adversely affect KB Financial Group’s financial condition and results of operations.

Since 2011, the Bank of Korea decreased the base rate on 8 occasions, from 3.25% in 2011 to 1.25% in June 2016, subsequent to which the Bank of Korea decided to maintain such base rate at 1.25% in April 2017. Intensifying competition among banks in the household lending sector has resulted in a downward trend in the NIM of domestic banks; however, an increase in the assets of domestic banks in the first quarter of 2017, coupled with an increase in net interest spread, led to the commencement of an upward trend in NIM.

On March 15, 2017, the U.S. Federal Open Market Committee (FOMC) raised the benchmark interest rate by 0.25%p from 0.50-0.75% to 0.75-1.00%. In December 2016, the FOMC announced a plan to increase the base rate three times a year going forward, for a total of nine times from 2017 to 2019. Despite the interest rate hike in the United States, the possibility of a domestic interest rate hike is unlikely due to issues such as high levels of household debt and economic instability.

Certain of the current government’s policies, including its policies to support SMEs, strengthen the domestic economy and normalize the real estate market, may have a positive impact on Kookmin Bank’s growth and profitability. However, considering the prolonged low interest rate environment due to continued decreases in the base rate from 2014 to June 2016, and government policies such as its “Measures for Structural Improvement of Household Debts,” it appears that an improvement in NIM may be limited in the near term.

Kookmin Bank’s NIM decreased by 0.52%p from 2.18% in 2012 to 1.66% in the first quarter of 2017.

[NIM Trend of Kookmin Bank]

	(Unit: %)
	1Q2017	2016	2015	2014	2013	2012
Kookmin Bank	1.66	1.58	1.61	1.81	1.91	2.18

1.	Source: FSS Financial Statistics Information System (http://fisis.fss.or.kr)

However, due to Kookmin Bank’s efforts to increase low-cost deposits, etc., the cumulative NIM of KB Financial Group (bank + credit card) and Kookmin Bank in the first quarter of 2017 increased 12bp and 8bp, respectively, compared to 2016, reaching 2.34% and 1.66%, respectively, commencing an upward trend in NIM.

[NIM Trends of KB Financial Group and Kookmin Bank]

	(Unit: %, %p)
Period	KB Financial Group	Kookmin Bank
1Q2017	2.34	1.66
2016	2.22	1.58
2015	2.27	1.61

However, the recent implementation by the government of its mortgage loan refinancing program (pursuant to which qualified retail borrowers converted their outstanding non-amortizing floating-rate mortgage loans into amortizing fixed-rate mortgage loans with lower interest rates) will have a negative impact on Kookmin Bank’s profitability because, although banks received agency fees, they had to purchase mortgage-backed securities (“MBSs”) from the Korea Housing-Finance Corporation in an amount equivalent to the balance of converted mortgage loans, and the interest rate of the MBSs is lower than the interest rate of the prior floating rate mortgage loans. In the event that similar mortgage loan refinancing programs are implemented in the future, the adverse effects on banks’ profitability will increase. Furthermore, loan assets are converted to MBSs in connection with such programs, and while loan assets are not subject to mark-to-market valuation, MBSs constitute marketable securities and are subject to such valuation. Accordingly, the value of MBSs may decline in times of rising interest rates, resulting in valuation losses.

KB Financial Group seeks to maintain an appropriate level of interest margin despite uncertainties in the domestic economy and intensifying competition. However, investors should be aware that a prolonged decrease in NIM, due to business strategies or external conditions, may adversely affect KB Financial Group’s financial condition and results of operations.

D – 2.	Risks Relating to the Liquidity of the Banking Subsidiary (Kookmin Bank)

The liquidity coverage ratio (“LCR”) of Kookmin Bank was 109.62% as of the end of the first quarter of 2017, which was higher than the regulatory requirement. Kookmin Bank’s foreign currency LCR was 95.44%, which was higher than the regulatory requirement. However, the slowdown in the global economy, uncertainties in the global financial markets due to the Brexit vote and increased fluctuations in exchange rates may adversely impact domestic financial institutions and the domestic economy, which in turn may adversely affect Kookmin Bank’s liquidity and credit risk exposure.

LCR is a regulatory ratio implemented by the Basel Committee on Banking Supervision in order to help manage the liquidity risk inherent in the asset/liability structure of financial institutions. LCR reflects the ratio of high-liquidity assets held, such as sovereign bonds, that can help a financial institution maintain itself without external aid for 30 days in the event of a liquidity crisis and a consequent withdrawal of funds.

The table below sets forth the liquidity ratios of Kookmin Bank and three other similar banks. Regional banks are not included in this comparison because, due to their high customer market shares in their respective regional markets, these banks have a high ratio of short-term deposits that may be withdrawn at will. The local currency liquidity ratio of regional banks is significantly higher than that of national banks, whose funding structure includes mid-term and some long-term products as well. Accordingly, regional banks have been excluded from the following comparison.

[Liquidity Ratios of Kookmin Bank]

					(Unit: %)
		1Q2017	2016	2015	2014
Liquidity Coverage Ratio (LCR)		109.62	96.75	104.26	—
Foreign Currency LCR		95.44	—	—	—
Foreign currency liquidity ratio	Before application of weighted liquidity value	NA	129.96	128.94	125.87
	After application of weighted liquidity value	NA	118.81	119.51	116.31

1.	Based on K-IFRS financial statements.
2.	LCR: average for 4Q 2016 and 4Q 2015, respectively (monthly average balances prepared starting 1Q 2017)
3.	Source: KB Financial Group quarterly/annual business report

[Liquidity Ratios of Shinhan Bank]

				(Unit: %)
		2016	2015	2014
Liquidity Coverage Ratio (LCR)		96.73	101.74	97.85
Foreign currency liquidity ratio	Before application of weighted liquidity value	121.40	127.58	140.22
	After application of weighted liquidity value	110.18	117.35	129.97

1.	Based on business report of FSS.
2.	Source: Shinhan Bank annual business report

[Liquidity Ratios of KEB Hana Bank]

				(Unit: %)
		2016	2015	2014
Liquidity Coverage Ratio (LCR)		101.71	93.81	—
Foreign currency liquidity ratio	Before application of weighted liquidity value	116.02	112.44	127.26
	After application of weighted liquidity value	104.40	101.45	116.90

1.	LCR: based on balance at the end of the period (consolidated). Implemented from January 2015.
2.	2014 information is based on information of the former Korea Exchange Bank.
3.	Source: KEB Hana Bank annual business report

[Liquidity Ratios of Woori Bank]

				(Unit: %)
		2016	2015	2014
Liquidity Coverage Ratio (LCR)		108.98	106.67	123.10
Foreign currency liquidity ratio	Before application of weighted liquidity value	127.83	130.30	130.29
	After application of weighted liquidity value	118.08	120.71	121.29

1.	Based on K-IFRS financial statements.
2.	Due to amendments, 2016 and 2015 apply LCR and 2014 applies local currency LCR.

* LCR (consolidated, including foreign currency) = liquid assets / 1 month net cash outflows

(advisory standard: more than 80%, 5% increase each year, more than 100% from 2019)

** Local currency liquidity ratio (separate) = (maturing within 1 month) assets / liabilities (advisory standard: more than 100%)

3.	Source: Woori Bank annual business report

As of the end of 2016 and the first quarter of 2017, Kookmin Bank recorded 96.75% and 109.62%, respectively, in LCR, and other major bank subsidiaries of other financial holding companies recorded 96.73% (Shinhan Bank), 101.71% (KEB Hana Bank) and 109.61% (Woori Bank) in LCRs as of the end of 2016. The LCR of Kookmin Bank was slightly lower than that of the aforementioned similar banks.

As of the end of 2016, Kookmin Bank recorded 129.96% in foreign currency liquidity ratio prior to application of weighted liquidity value, and other major bank subsidiaries of other financial holding companies recorded 121.40% (Shinhan Bank), 116.02% (KEB Hana Bank) and 131.47% (Woori Bank) in foreign currency liquidity ratio prior to application of weighted liquidity value. The foreign currency liquidity ratio prior to application of weighted liquidity value of Kookmin Bank was similar to that of other commercial banks and slightly higher than that of KEB Hana Bank.

As of the end of 2016, Kookmin Bank recorded 118.81% in foreign currency liquidity ratio after application of weighted liquidity value, and other major bank subsidiaries of other financial holding companies recorded 110.18% (Shinhan Bank), 104.40% (KEB Hana Bank) and 121.70% (Woori Bank) in foreign currency liquidity ratio after application of weighted liquidity value. The foreign currency liquidity ratio after application of weighted liquidity value of Kookmin Bank was slightly higher than that of other commercial banks and slightly lower than that of Woori Bank.

Based on the above analysis, Kookmin Bank has a slightly lower LCR than other major banks but a comparable or superior foreign currency liquidity ratio than other major banks. Furthermore, Kookmin Bank’s repayment obligations in terms of short-term borrowings are relatively low, and it also has a certain amount of surplus liquidity. However, the slowdown in the global economy, the expansion of the global fiscal and financial crises, prolonged decreases in profitability of the financial industry, uncertainties in the global financial markets and increased fluctuations in exchange rates may adversely impact domestic financial institutions and the domestic economy, which in turn may adversely affect Kookmin Bank’s liquidity.

D – 3.	Risk Relating to Increases in the Cost of Funding of the Bank Subsidiary (Kookmin Bank)

Cost of funding refers to the interest rates required to be paid on sources of funds and serves as the cost basis when determining interest rates on loans. The cost of funding of Kookmin Bank, the banking subsidiary of KB Financial Group, has been on a continuous downward trend due to prolonged low interest rate environment. The average funding cost of Kookmin Bank has decreased from 1.89% in 2014 to 1.44% in 2015, 1.15% in 2016 and 1.06% in the first quarter of 2017. Investors should be aware that a future increase in interest rates by the U.S. Federal Reserve Board and consequent increases in domestic bond rates may increase the funding costs of KB Financial Group’s banking subsidiary, which may adversely affect its stability of funding.

Cost of funding refers to the interest rates required to be paid on sources of funds and serves as the cost basis when determining interest rates on loans. Funding can take place through various products, including bonds, CDs and deposits in local currency (demand deposits and time deposits). As of March 31, 2017, 72.50% of Kookmin Bank’s funding was through deposits (similar to other commercial banks in the market), and certificates of deposits, which are excluded when calculating loan-to-deposit ratios, accounted for a relatively low portion.

The average funding cost of Kookmin Bank has decreased from 1.89% in 2014 to 1.44% in 2015, 1.15% in 2016 and 1.06% in the first quarter of 2017.

[Funding Results of Kookmin Bank]

											(Unit: KRW millions, %)
		1Q2017			2016			2015			2014
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Amount	Proportion		Amount	Proportion		Amount	Proportion		Amount	Proportion
Local currency funds	Deposits	212,997,283	72.50	1.16	206,689,459	71.87	1.27	194,286,966	71.63	1.63	187,589,567	72.49	2.11
	CD	2,494,069	0.85	1.47	3,386,647	1.18	1.65	3,671,186	1.35	1.91	1,692,347	0.65	2.71
	Borrowings	5,845,405	1.99	1.19	5,620,870	1.95	1.32	5,328,298	1.96	1.66	4,962,560	1.92	2.34
	Call money	2,028,848	0.69	1.23	1,342,992	0.47	1.30	1,964,326	0.72	1.64	3,050,060	1.18	2.35
	Others	16,384,854	5.58	2.05	16,491,811	5.73	2.32	16,183,382	5.97	2.73	14,965,573	5.78	3.91

	Subtotal	239,750,459	81.61	1.23	233,531,779	81.20	1.35	221,434,158	81.63	1.72	212,260,107	82.02	2.25

Foreign currency funds	Deposits	8,750,721	2.98	0.60	7,842,702	2.73	0.39	5,473,426	2.02	0.34	4,672,523	1.81	0.41
	Borrowings	6,115,864	2.08	0.94	5,920,601	2.06	0.68	6,491,334	2.39	0.40	6,344,198	2.45	0.44
	Call money	1,070,622	0.36	0.84	1,099,552	0.38	0.50	931,725	0.34	0.23	862,654	0.33	0.24
	Debentures	2,791,363	0.95	1.97	3,791,708	1.32	1.82	3,183,090	1.17	1.48	2,737,609	1.06	2.90
	Others	108,835	0.04	0.13	169,895	0.06	0.06	163,405	0.07	0.03	212,186	0.08	—

	Subtotal	18,837,405	6.41	0.92	18,824,458	6.55	0.78	16,242,980	5.99	0.57	14,829,170	5.73	0.87

Subtotal		258,587,864	88.02	1.21	252,356,237	87.75	1.31	237,677,138	87.62	1.64	227,089,277	87.75	2.16

Other	Total capital	24,072,284	8.19	—	23,329,091	8.11	—	22,390,612	8.26	—	21,155,920	8.17	—
	Provisions	501,082	0.17	—	584,966	0.20	—	632,864	0.23	—	602,051	0.23	—

	Subtotal	10,631,213	3.62	—	11,322,832	3.94	—	10,526,233	3.89	—	9,967,055	3.85	—

Subtotal		35,204,579	11.98	—	35,236,889	12.25	—	33,549,709	12.38	—	31,725,026	12.25	—

Funding Total		293,792,443	100.00	1.06	287,593,126	100.0	1.15	271,226,847	100.00	1.44	258,814,303	100.00	1.89

1.	Based on K-IFRS financial statements.
2.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans

* Checks for deposit = total checks – checks for loan repayment – call money

3.	Source: KB Financial Group quarterly/annual business report

The local funding cost of Kookmin Bank has been on a continuous downward trend primarily due to an increase in the inflow of funds into the banking sector since the financial crisis in 2009 and strengthened fund management, in the context of a low interest rate environment.

During the course of future interest rate hikes, if the increase in funding costs for deposits is higher compared to the increase in interest rates on loans, due to factors such as strengthened regulations, this may negatively impact the stability of funding and profitability of the banking subsidiary (Kookmin Bank) of KB Financial Group in the medium to long term, which may adversely affect the consolidated financial condition and results of operations of KB Financial Group. Accordingly, investors should consider the impact of fluctuations in the economy and in investment tendencies, and the resulting risks relating to the funding of KB Financial Group.

D – 4.	Risk Relating to Maintenance of the Capital Adequacy Ratio under Basel III As Required by the Bank of International Settlements (BIS)

Under the capital adequacy requirements of the FSC, KB Financial Group is required to maintain a minimum common equity Tier I capital adequacy ratio of 4.5%, Tier I capital adequacy ratio of 6.0% and combined Tier I and Tier II capital adequacy ratio of 8.0%. As of March 31, 2017, Kookmin Bank’s common equity Tier I capital, Tier I capital and combined Tier I and Tier II capital adequacy ratios were 16.65%, 15.41% and 15.41%, respectively, all of which satisfied the standards under Basel III. However, KB Financial Group’s capital base and capital adequacy ratios may deteriorate in the future if its business deteriorates for any reason and KB Financial Group and its banking subsidiary (Kookmin Bank) may not be able to satisfy the requirements of Basel III. Investors should be aware that, in such an event, the regulatory authorities may impose measures on KB Financial Group, including asset sales, restrictions on dividend payments and capital increase requirements, that may adversely affect the financial condition and results of operations of KB Financial Group.

The current capital adequacy requirements of the FSC are derived from a strengthened set of bank capital requirements that were adopted after the global financial crisis, referred to as Basel III, pursuant to which Korean banks and bank holding companies are required to maintain a minimum ratio of common equity Tier I capital to risk-weighted assets of 4.5%, Tier I capital to risk-weighted assets of 6.0% and Tier I and Tier II capital to risk-weighted assets of 8.0%. The regulations also require an additional capital conservation buffer of 0.625% starting in 2016, with such buffer to increase by 0.625% each year to 2.5% by 2019, as well as a potential counter-cyclical capital buffer of up to 2.5% starting in 2016, which will be determined on a quarterly basis by the FSC. Furthermore, domestic systemically important banks are subject to an additional capital requirement of 0.25% from 2016 with such requirement to increase by 0.25% each year to 1.0% by 2019.

Tier I capital (core capital) consists of (i) common equity Tier I capital, including paid-in capital, capital surplus and retained earnings related to common equity and accumulated other comprehensive gains and losses, and (ii) additional Tier I capital, including paid-in capital and capital surplus related to hybrid Tier I capital instruments that, among other things, qualify as contingent capital and are subordinated to subordinated debt. Tier II capital (supplementary capital) consists of, among other things, capital and capital surplus from the issuance of Tier II capital, allowances for loan losses on loans classified as “normal” or “precautionary,” subordinated debt and other capital securities which meet the standards prescribed by the FSS.

A management improvement recommendation may be issued if a common equity Tier I capital adequacy ratio of 4.5%, a Tier I capital adequacy ratio of 6.0% and a Tier I and Tier II capital adequacy ratio of 8.0% are not maintained. A management improvement order, the strictest correctional measure which may result in the suspension of business, may be issued if a common equity Tier I capital adequacy ratio of 1.2%, a Tier I capital adequacy ratio of 1.5% and a Tier I and Tier II capital adequacy ratio of 2.0% is not maintained.

The following is a summary of the BIS ratios of major bank holding companies:

[BIS Ratios of Major Bank Holding Companies]

				(Unit: KRW billions, %)
	Grade	BIS Capital	Risk-weighted Assets	BIS Capital Adequacy Ratio
JB	AA+	3,538	29,365	12.05
Shinhan	AAA	29,786	198,643	15.00
Hana	AAA	24,882	173,654	14.33
NH	AAA	18,310	135,746	13.49
KB	AAA	31,103	203,649	15.27
BNK	AAA	8,546	66,479	12.86
DGB	AAA	4,302	33,273	12.93
Average				13.70

1.	Based on consolidated financial statements as of and for the three months ended March 31, 2017.
2.	Source: quarterly business reports of each company

The BIS capital adequacy ratio of all domestic bank holding companies decreased by 0.21 percentage points from 13.91% at the end of 2015 to 13.70% at the end of 2016. As of March 31, 2017, KB Financial Group’s BIS capital adequacy ratio was 15.75%, Tier I capital adequacy ratio was 15.07% and common equity Tier I capital adequacy ratio was 14.94%, all of which satisfied the standards under Basel III. As of March 31, 2017, Kookmin Bank’s BIS capital adequacy ratio was 16.65%, Tier I capital adequacy ratio was 15.41% and common equity Tier I capital adequacy ratio was 15.41%, all of which satisfied the standards under Basel III. In addition, as of December 31, 2016, KB Financial Group’s BIS capital adequacy ratio of 15.27% was approximately 1.57 percentage points higher than the 13.70% average for other domestic bank holding companies.

The capital adequacy ratios of KB Financial Group and its banking subsidiary, Kookmin Bank, were as follows:

[Capital Adequacy Ratios of KB Financial Group and Kookmin Bank]

						(Unit: %)
		1Q2017	2016	2015	2014	2013
KB Financial Group	BIS capital adequacy ratio	15.75	15.27	15.48	15.53	15.38
	Tier I capital adequacy ratio	15.07	14.37	13.59	13.29	12.78
	Common equity Tier I capital adequacy ratio	14.94	14.25	13.47	13.19	12.78
Kookmin Bank	BIS capital adequacy ratio	16.65	16.32	16.01	15.97	15.42
	Tier I capital adequacy ratio	15.41	14.83	13.74	13.38	12.61
	Common equity Tier I capital adequacy ratio	15.41	17.83	13.74	13.38	12.61

1.	BIS capital adequacy ratio is based on Basel III, and 1Q2017 figures are estimates.
2.	Source: FSS Financial Statistics Information System (http://fisis.fss.or.kr) and quarterly/annual business reports of each company

KB Financial Group and its banking subsidiary, Kookmin Bank, have maintained stable capital adequacy ratios. However, investors should be aware that the capital adequacy ratio of KB Financial Group and Kookmin Bank may fail to satisfy the required standards in the future due to a deterioration in their financial condition and results of operations resulting from slowdowns in the domestic and global economy, as well as an increase in risky assets, increase in losses, increase in costs of managing problematic loans, decrease in the value of securities, increase in exchange rates, changes to the capital adequacy ratios or their calculation method, changes in the standards of the Basel Committee and other negative factors that adversely impact asset soundness or capital adequacy.

The aforementioned events may result in significant decreases in BIS capital adequacy ratios, compelling the regulatory authorities to issue a management improvement recommendation or a management improvement order, the strictest correctional measure which may result in the suspension of business. Accordingly, investors should be aware that, in such an event, the regulatory authorities may also require KB Financial Group to sell assets, restrict dividend payments and increase capital, or impose other measures that may adversely affect the financial condition and results of operations of KB Financial Group.

E.	Risks Relating to Capital Increases of the Property and Casualty Insurance Subsidiary (KB Insurance)

On June 24, 2015, KB Financial Group added KB Insurance as a subsidiary and its shareholding in KB Insurance as of the date of submission of the Securities Registration Statement is 94.30%. As of March 31, 2017, the risk-based capital (“RBC”) ratio of KB Insurance was 172.0%, which satisfied the regulatory minimum ratio (100%) and the FSS recommended ratio (150%). With the pending implementation of IFRS 17, capital increase will be a critical issue for the insurance industry, and KB Insurance may need additional paid-in-capital as a result of the implementation of IFRS 17. KB Financial Group needs to take into consideration the government’s future policies regarding the RBC ratio, including the application of IFRS 17, before finalizing any such plan. A future capital increase for KB Insurance may have an impact on the consolidated financial condition and funding needs of KB Financial Group, which is the principal shareholder of KB Insurance.

On June 27, 2014, KB Financial Group entered into a share purchase agreement to acquire shares of LIG Insurance and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, KB Financial Group amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, KB Financial Group obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a subsidiary on June 24, 2015. As of the date of submission of the Securities Registration Statement, KB Financial Group’s shareholding in KB Insurance is 94.3%, which reflects the result of the KBI Tender Offer settled on May 19, 2017. Among the twelve property and casualty insurance companies in Korea, the top four companies have a combined market share of more than 70%, and the respective market shares of the top four companies, including KB Insurance, are as follows:

						(Unit: %)
		KB Insurance	Samsung Fire & Marine Insurance	Hyundai Marine & Fire Insurance	Dongbu Insurance	Top 4 Companies Combined
1Q2017	General	19.1	20.3	18.0	16.4	73.8
	Automobile	13.0	29.5	18.6	19.3	80.4
	Long-term	13.4	24.4	16.7	16.3	70.8
	Total	13.7	25.2	17.3	17.0	73.2
2016	General	15.7	23.2	19.2	18.0	76.0
	Automobile	12.4	29.3	19.2	18.2	79.2
	Long-term	13.3	24.6	17.0	16.5	71.4
	Total	13.3	25.6	17.7	17.0	73.5
2015	General	16.0	24.8	19.1	18.2	78.1
	Automobile	12.2	28.3	19.9	17.3	77.7
	Long-term	13.3	25.3	17.3	16.4	72.3
	Total	13.3	25.9	18.0	16.7	73.9
2014	General	15.3	25.5	16.6	15.3	72.7
	Automobile	12.7	28.0	16.5	17.0	74.2
	Long-term	12.9	24.9	16.5	15.5	69.8
	Total	13.0	25.6	16.5	15.8	70.9

1.	Source: KB Insurance 2016 annual/quarterly business report

The outlook for the insurance industry in 2016 anticipated a continuation of the low growth rate, low interest rate and low profits, while competition is to intensify due to liberalization of products and pricing following a shift to a more liberalized regulatory regime for the insurance market. The adoption of IFRS 17 is also expected to result in the strengthening of regulations relating to financial soundness. The main effects of the amended accounting standard are expected to be an increase in insurance liabilities, a decrease in available capital, sub-division of insurance liabilities and to changes to revenue and cost recognition. Prior to the implementation of IFRS 17, insurance liabilities are measured at cost, applying a discount rate for future cash flows based on interest rates at the time of acquisition. After the implementation of IFRS 17, however, insurance companies will be required to continually re-measure insurance liabilities at their fair value, applying a discount rate based on interest rates at the end of each reporting period. Insurance liabilities, as measured by insurance companies using high discount rates under the current method, are undervalued, and are expected to increase if re-measured using current low discount rates. The difference resulting from such re-measurement of insurance liabilities will be recognized as a loss for the period, which is expected to further increase the losses of insurance companies.

The RBC ratio, which is an indicative measure of capital soundness for insurance companies, is a quantitative measure of an insurance company’s capacity to make timely insurance payments upon demand by policy holders, and is the proportion of available capital to required capital. The FSS recommends a ratio of at least 150% to be maintained, and if the ratio falls under 100%, timely corrective measures, such as a demand for increase in capital, are imposed. The RBC ratio of KB Insurance was 172.0% and 168.7% as of March 31, 2017 and December 31, 2016, respectively, which are lower than the average for the industry as of December 31, 2016 of 227.9%. With the pending implementation of IFRS 17, capital increase will be a critical issue for the insurance industry, and the market has been anticipating a potential capital increase by KB Insurance. On December 30, 2016, KB Insurance implemented a capital increase through a rights offering of approximately KRW170.6 billion.

[RBC Ratio of KB Insurance]

		(Unit: KRW millions, %)
Classification		1Q2017	2016	2015	2014
Non-life Insurance Industry	Available capital (A)	N/A	35,135,848	31,787,086	28,576,158
	Required capital (B)	N/A	15,425,988	13,009,426	11,116,544
	RBC ratio (A/B)	N/A	227.8	244.3	257.1
KB Insurance	Available capital (A)	2,870,010	2,773,995	2,379,044	1,991,208
	Required capital (B)	1,668,477	1,644,473	1,397,977	1,171,543
	RBC ratio (A/B)	172.0	168.7	170.2	170.0

1.	RBC ratio = available capital / required capital x 100
2.	KB Insurance data for 2016 and 1Q2017 are based on consolidated RBC.
3.	Data for 2014 reflects amendments of accounting errors in prior term.
4.	N/A: not available; no official RBC ratio data available for the non-life insurance industry
5.	Source: KB Insurance quarterly/annual business report/ data provided by KB Insurance

However, KB Insurance’s performance has been improving, including an improvement in its rate of loss which resulted in a net profit of KRW100 billion in the first quarter of 2017 and KRW302.1 billion in 2016. Consequently, the RBC ratio increased by 18.6 percentage points from 170.2% in 2015 to 188.8% in 2016. However, the RBC ratio in 2016 was 168.7%, slightly lower than in 2015, due to the strengthening of RBC-related regulations, such as the introduction of consolidated RBC, despite improved net profit and the paid-in capital increase at the end of 2016.

KB Insurance needs to take into consideration the government’s future policies regarding the RBC ratio, including the application of IFRS 17, before finalizing any plan for additional paid-in capital increases. A future capital increase for KB Insurance may have an impact on the consolidated financial condition and funding needs of KB Financial Group, which is the principal shareholder of KB Insurance.

F.	Risk Relating to the Card Subsidiary (KB Kookmin Card)

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen competitiveness of its non-banking businesses. In the first quarter of 2017, KB Kookmin Card accounted for approximately 9.6% of the net profit of KB Financial Group, which represents the second largest portion following Kookmin Bank. However, the credit card industry faces risks relating to deteriorating profits, primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium-sized credit card merchants. Investors should be aware that a deterioration of KB Kookmin Card’s financial condition and results of operations may adversely affect the consolidated financial condition and results of operations of KB Financial Group.

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen competitiveness of its non-banking businesses. In the first quarter of 2017, KB Kookmin Card recorded profit for the period (based on profit attributable to owners) of KRW83 billion, which accounts for 9.6% of KB Financial Group’s total profit for the period (based on profit attributable to owners) of KRW870 billion and represents the second largest portion following Kookmin Bank (which accounts for 76.3% of KB Financial Group’s total profit for the period).

[Portion of KB Kookmin Card’s Profit for the Period within KB Financial Group]

		(Unit: KRW billions, %)
	KB Financial Group	KB Kookmin Card
Profit for the period	870	83
Proportion	100.0	9.6

1.	Source: KB Financial Group quarterly business report
2.	Based on profit attributable to owners

KB Kookmin Card provides a variety of services, including issuance and management of credit/check/advance payment cards, payment settlement services related to the use of cards and recruitment/management of credit card merchants, while providing diverse financial services, including long-term card loans, short-term card loans (cash advance services) and revolving credit services. In addition, KB Kookmin Card also engages in tele-marketing, insurance agency services and travel-related services within the scope prescribed by applicable laws, such as the Specialized Credit Finance Business Act.

Industry Characteristics

The credit card industry issues credit cards to members with certain qualifications and generates revenue when members purchase goods or services by using the credit cards at merchant stores, or when members use financial services, such as short-term card loans (cash advance services) and long-term card loans. The credit card industry is a typical domestic-economy-based industry and is significantly impacted by fluctuations in domestic spending and changes in overall macroeconomic conditions. It is also sensitive to developments in IT and government policies and regulations. Furthermore, since the credit card industry is a license-based industry, entrance into which is regulated by strict conditions and qualifications, an intense level of competition is maintained in a limited market.

Overview of the Market

①	Economically Active Population by Year and Number of Cards

Year	Economically Active Population (ten thousand)	Number of Credit Cards (ten thousand)	Number of Check Cards (ten thousand)	Credit Cards per Economically Active Person
2007	2,422	8,957	4,041	3.7
2008	2,435	9,625	5,557	4.0
2009	2,439	10,699	6,654	4.4
2010	2,475	11,659	7,674	4.7
2011	2,510	12,214	8,975	4.9
2012	2,550	11,623	9,914	4.6
2013	2,587	10,203	9,752	3.9
2014	2,654	9,232	10,077	3.5
2015	2,691	9,314	10,527	3.5
2016 3Q	2,754	9,496	10,817	3.4

1.	Source: The Credit Finance Association, The Credit Finance Vol. 48.

The size of the economically active population has been increasing gradually every year, and in terms of the number of cards issued, check cards are increasing at a rate faster than credit cards due to additional tax deduction benefits of check cards.

②	Card Usage by Year

		(Unit: KRW trillions)
	2016 3Q	2015	2014	2013	2012
Single payment	360.0	436.7	408.3	400.7	382.7
Installments	78.3	99.3	92.2	87.9	95.3
Short-term card loans (cash advance services)	44.4	59.5	63.3	68.3	75.0
Long-term card loans	28.4	35.1	30.3	28.4	24.7

Total	511.1	630.6	594.1	585.3	577.7

1.	Includes data for credit card companies and banks
2.	Source: Credit Finance Association, Credit Finance Vol. 48

According to the table above, installment purchases and long-term card loans are showing a gradual increase primarily due to continued decreases in interest rates.

③	Card Usage by Credit Card Company

(Unit: KRW hundred millions)
	KB Kookmin	Shinhan	Samsung	Hyundai	Lotte
2016	1,060,932	1,549,110	919,552	775,003	468,836
2015	945,236	1,358,270	820,775	700,954	425,033
2014	875,703	1,289,369	763,312	666,520	390,111

1.	Source: FSS Financial Statistics Information System
2.	Based on credit card and debit card usage (excludes long-term card loans and purchase only cards).

The business performance of KB Kookmin Card has been gradually improving since 2014 primarily due to increases in operating income from credit sales and long-term card loans. KB Kookmin Card’s operating performance by category is as follows:

(Unit: KRW millions, %)
	1Q2017 (Jan. 1 – Mar. 31, 2017)		2016 (Jan. 1 – Dec. 31, 2016)		2015 (Jan. 1 – Dec. 31, 2015)		2014 (Jan. 1 – Dec. 31, 2014)
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Credit sales income	426,747	53.08	1,595,396	52.87	1,540,260	51.43	1,469,037	51.28
Short-term card loans (cash advance services) income	40,531	5.04	158,821	5.26	171,080	5.71	187,962	6.56
Long-term card loans income	148,699	18.49	523,581	17.35	452,305	15.10	408,414	14.26
Revolving credit income	58,048	7.22	242,613	8.04	267,115	8.92	304,523	10.63
Annual fees	28,944	3.60	105,270	3.49	86,435	2.89	63,455	2.21
Affiliation fees	3,539	0.44	18,411	0.61	22,959	0.77	26,110	0.91
Other card income	47,458	5.90	172,272	5.71	174,596	5.83	105,354	3.68
Other income	50,086	6.23	201,204	6.67	280,058	9.35	300,102	10.47

Total	804,052	100.00	3,017,568	100.00	2,994,808	100.00	2,864,957	100.00

1.	Source: KB Kookmin Card quarterly/annual business report
2.	Based on K-IFRS consolidated financial statements.

While the domestic credit card industry experienced rapid growth due to tax benefits provided by the government, expansion in the scope of usage of credit cards and the launch of new products that provide various supplemental services, the industry underwent a severe restructuring after the so-called “credit card crisis” of 2003, and is currently in a mature phase. However, the credit card industry faces risks relating to deteriorating profits primarily due to intensifying competition in a limited market, a decrease in private consumption due to a stagnant economy and a decrease in commission income from small- and medium- sized credit card merchants. Investors should be aware that a deterioration of KB Kookmin Card’s financial condition and results of operations may adversely affect the consolidated financial condition and results of operations of KB Financial Group.

G.	Risk Relating to the Securities Subsidiary (KB Securities)

KB Securities, a subsidiary of KB Financial Group, engages in financial investment operations. Recently, the financial investment industry recorded poor performances for both large and small- and mid-sized companies primarily due to the an overall decrease in commissions from brokerage, asset management and investment banking services following decreased investor confidence and prolonged uncertainties in the domestic and global economy. Additionally, profitability has continued to decline due to the recent decrease in overall transactions in the securities market. Moreover, in 2016, KB Financial Group added the former Hyundai Securities as a wholly-owned subsidiary through a small-scale comprehensive stock swap, and the former Hyundai Securities and KB Financial Group’s former wholly-owned subsidiary KB Investment & Securities merged to form KB Securities. Investors should be aware that 1) decreases in commissions due to decreased investor confidence and heightened competition among securities companies and 2) business uncertainties following the merger of KB Investment & Securities and Hyundai Securities may impact the financial condition and results of operations of KB Financial Group.

The financial investment industry engages in business activities such as trading of marketable securities, brokerage and intermediation of trades, underwriting and subscriptions, and supplies funding to the market through securitization of capital, while providing investment channels to ordinary citizens. The former KB Investment & Securities was a leading securities company in the area of investment banking, and was ranked at the top of the industry from 2011 to the first half of 2016 in underwriting of corporate bonds and asset-backed securities (Bloomberg League Table). In addition to investment banking, KB Investment & Securities was also highly competitive in the areas of corporate stocks and bonds brokerage and generates stable income from all wholesale sectors.

However, from 2008 to early 2009, the overall risks relating to domestic economic conditions increased significantly primarily due to increased credit risks, soaring exchange rates and a sharp contraction in the economy in the wake of the global financial crisis initiated by the financial crisis in the United States. The financial investment industry is sensitive not only to domestic economic conditions but also to political, social, cultural conditions and domestic and international economic trends. Accordingly, the overall deterioration of conditions in the capital markets since 2008 led to a general decline in the results of operations and profitability of the financial investment industry.

Due to the prolonged deterioration in market conditions (weak trading values and circulation rates and decreases in sales of financial products), the profitability of securities companies has been in decline. Further increases in stock market uncertainty due to the inherent uncertainties in the global economy and financial markets, as well as significant downturns in the securities markets, may lead to investor flight and decreases in brokerage commissions, which may adversely impact the results of operations and profitability of securities companies.

However, the current state of the securities industry and favorable government policies are expected to partially offset the aforementioned risks. Favorable government policies, such as the promotion of increased dividend payments and growth of retirement pension funds, are generating fund inflows into the capital markets, and the preferences of domestic investors regarding financial investment products are changing as evidenced by a decrease in preference for safe assets due to prolonged low interest rate environment.

The results of operations of KB Securities are as follows:

(Unit: KRW millions)
	1Q2017	2016	2015	2014	Remarks
Commission fees	65,232	248,128	316,473	210,183	—
Underwriting and arrangement fees	13,248	16,509	29,894	10,064	—
Collective investment securities fees	4,462	10,706	11,812	10,951	—
Short-term trading securities gain	75,686	278,236	325,566	143,887	—
Gain on valuation of trading securities	53,627	46,364	51,251	77,681	—
Gain on sale of available-for-sale securities	25,099	26,231	37,824	21,817	—
Derivative-valued securities valuation and trading gains	30,560	55,471	36,804	31,364	—
Derivatives valuation and trading gains	191,311	238,934	579,690	194,482	—
Derivative trading gain	1,102,416	2,399,617	1,677,125	980,976	—
Interest income	200,198	656,980	650,483	607,681	—
Other operating income	169,842	542,979	550,296	361,422	—
Total operating income	1,931,681	4,520,155	4,267,218	2,650,508	—

1.	Source: KB Securities quarterly/annual business report
2.	Based on K-IFRS consolidated financial statements

In 2016, due to a decline in brokerage sales of the retail division, a decrease in investment banking earnings, including earnings from real estate financing, and a decrease in revenue from product operations such as ELS operations, total operating profit of KB Securities decreased by KRW276.0 billion year-on-year to KRW21.6 billion, profit before tax decreased by KRW278.4 billion year-on-year to KRW29.7 billion and net loss was 0.4 billion.

Specifically for the brokerage and trust administration segments, retail bond sales revenue increased significantly, but brokerage revenues declined due to decreases in trading value and market share, while asset management revenues also declined due to lower wrap and trust fees. As a result, the segment recorded KRW34.8 billion in net profit in 2016, down KRW21.7 billion from the previous year. The corporate finance segment recorded net profit of KRW86.7 billion in 2016, a decrease of KRW47.7 billion compared to the previous year, due to a decrease in earnings of underwriting and real estate related businesses. For the asset management segment, ELS operating loss due to the plunge in Hong Kong’s Hang Seng Index and the decrease in the fair value of bonds due to the surge in interest rates since the third quarter caused a deterioration in the operating environment, resulting in a decline in profit of the asset management segment of KRW144.6 billion and a net loss in 2016. The savings bank segment recorded net profit of KRW29.6 billion in 2016, a decline of KRW53.7 billion compared to the previous year, despite improved overall asset quality and sound management. However, in the first quarter of 2017, KB Securities improved its profitability and recorded operating income of KRW141.3 billion through new profits generated by the asset management segment.

KB Securities seeks to become a large-size, comprehensive financial services company by achieving post-merger group synergies. However, business uncertainties have increased as a result of the merger and additional costs relating to organizational culture and systems may arise until the businesses are fully integrated.

The former KB Investment & Securities had been designated as a mid-term specialized financial investment company from April 16, 2016 to April 15, 2018 in accordance with the “Guidance on Operating Procedures for Small Business Investment Firms in Korea” as promulgated by the FSC. However, such designation was cancelled upon its merger with the former Hyundai Securities. Investors should be aware that, upon the cancellation of such designation as a mid-term specialized financial investment company, certain incentives, such as preferential selection as an M&A fund management company, preferential selection as a P-CBO (primary collateralized bond obligations) underwriter and expansion of securities-backed loan limit (100% g 120%) and credit loan limit (100% g 150%), are no longer available. However, despite the cancellation of designation as a mid-term specialized financial investment company, KB Securities plans to continue to pursue expansion of funding opportunities for mid-sized venture companies by supporting the start-up investment ecosystem, operating mentoring programs for SMEs with affiliates of KB Financial Group and revitalizing the market for small and medium-sized venture companies.

Investors should be aware that 1) decreases in commissions due to decreased investor confidence and heightened competition among securities companies and 2) business uncertainties following the merger of KB Investment & Securities and Hyundai Securities may impact the financial condition and results of operations of KB Financial Group.

H.	Risk Relating to the Life Insurance Subsidiary (KB Life Insurance)

KB Life Insurance was established on April 29, 2004 for the purpose of engaging in financial insurance operations, and KB Financial Group’s shareholding in KB Life Insurance is 100%. The life insurance industry derives revenue through insurance income from insurance operations and investment income from asset management operations. Investors should be aware that the insurance industry is currently facing increased pressure on risk management given market conditions characterized by a switch to a rising interest rate environment, as well as a decline in consumer spending, which uncertainties, if prolonged, may adversely impact the future profit and loss of KB Life Insurance. In addition, with the pending implementation of IFRS 17, the attainment of financial soundness will be a critical issue for the insurance industry, and there may be a possible capital increase by KB Life Insurance. A future capital increase for KB Life Insurance may have an impact on the consolidated financial condition and funding needs of KB Financial Group, which owns of 100% of KB Life Insurance.

KB Life Insurance was established on April 29, 2004 for the purpose of engaging in financial insurance operations, and acquired the insurance contracts and related assets and liabilities of Hanil Life Insurance as of May 31, 2004. KB Life Insurance currently focuses on life insurance operations in accordance with the Insurance Business Act and is a wholly-owned subsidiary of KB Financial Group.

The life insurance industry derives revenue through insurance income from insurance operations and investment income from asset management operations. Investors should be aware that the insurance industry is currently facing increased pressure on risk management given market conditions characterized by a switch to a rising interest rate environment, as well as a decline in consumer spending, which uncertainties, if prolonged, may adversely impact the future profit and loss of KB Financial Group. Details regarding KB Life Insurance’s results of operations are as follows:

			(Unit: KRW millions)
	1Q2017	2016	2015	2014
	(Jan. 1 – Mar. 31, 2017)	(Jan. 1 – Dec. 31, 2016)	(Jan. 1 – Dec. 31, 2015)	(Jan. 1 – Dec. 31, 2014)
Insurance income	(57,886)	109,504	416,614	414,114
Provision (reversal) of policy reserves	(3,160)	365,765	658,747	666,870
Investment income	68,607	265,303	249,930	254,135
Operating income	13,881	9,042	7,797	1,379
Non-operating income	2,371	7,713	10,703	10,889
Profit for the period	12,857	12,714	10,563	6,537

											(Unit: KRW millions, %)
		1Q2017			2016			2015			2014
		(March 31, 2017)			(December 31, 2016)			(December 31, 2015)			(December 31, 2014)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion		Balance	Proportion
Operating assets	Cash/Deposits	341,125	4.45	2.62	264,002	3.51	3.69	231,632	3.94	4.11	222,411	3.55	4.29
	Securities	6,426,469	83.81	3.22	6,397,043	84.96	3.39	5,050,726	85.94	3.85	5,518,873	88.16	3.65
	Loans	900,267	11.74	3.94	868,343	11.53	4.19	594,640	10.12	5.36	518,801	8.29	4.98

	Total	7,667,861	100.00	—	7,529,388	100.00	—	5,876,998	100.00	—	6,260,085	100.00	—

As of March 31, 2017, KB Life Insurance’s investment in securities was KRW6,426.5 billion (representing 83.81% of assets managed by KB Life Insurance) and such securities consisted mostly of treasury and special bonds. The continuous decrease in market interest rates had a favorable impact with respect to valuation gains on bonds held by KB Life Insurance. However, continued low interest rates may reduce KB Life Insurance’s bond investment returns, while an increase in interest rates may adversely affect the solvency and asset soundness of KB Life Insurance as a result of valuation losses on investments in bonds.

In addition, with the pending implementation of IFRS 17, attainment of financial soundness will be a critical issue for the insurance industry, and a capital increase by KB Life Insurance may become necessary. KB Financial Group currently does not have a specific plan or timeline for a paid-in capital increase for KB Life Insurance.

[RBC Ratio Trends of KB Life Insurance]

			(Units: KRW millions, %)
	1Q2017	2016	2015	2014
Available capital (A)	579,916	572,825	619,703	619,911
Required capital (B)	315,197	287,652	253,318	250,560
RBC ratio (A/B)	183.99	199.14	244.63	247.41

1.	Source: KB Life Insurance quarterly/annual business report
2.	Based on FSS reporting standards

As of March 31, 2017, the RBC ratio of KB Life Insurance was 183.99%, which exceeded the optimal level. Accordingly, KB Life Insurance does not believe that an immediate capital increase is necessary. However, with the pending implementation of IFRS 17, in connection with which the government may impose stricter requirements with respect to RBC ratios, KB Life Insurance may need to consider an additional capital increase. Investors should be aware that a future capital increase for KB Life Insurance may have an impact on the consolidated financial condition and funding needs of KB Financial Group, which owns 100% KB Life Insurance.

I.	Risk Relating to the Asset Management Subsidiary (KB Asset Management)

On September 29, 2008, KB Financial Group added KB Asset Management as a wholly-owned subsidiary through a stock transfer from Kookmin Bank and ING Insurance International B.V., in order to increase its revenue base through diversification of operations and to create a platform for sustained growth. In 2016, KB Asset Management had total assets of KRW170.8 billion (representing 0.05% of the total assets of KB Financial Group). Although the overall effect of KB Asset Management on KB Financial Group is minimal, KB Financial Group’s financial condition and results of operations could be adversely affected if KB Asset Management incurs significant losses on its products, including due to a future global financial crisis.

On March 16, 1999, KB Asset Management obtained a license from the FSC to engage in financial management operations, and ING Insurance International B.V. acquired shares in the company on January 11, 2000. On June 10, 2002, the company changed its name to Kookmin Investment Trust Management and subsequently changed its name to KB Asset Management on April 29, 2004. KB Asset Management was added as a wholly-owned subsidiary following the change in its principal stockholder to KB Financial Group on September 29, 2008.

KB Asset Management is a comprehensive asset management firm that provides services relating to stocks, bonds, overseas investments, real estate, infrastructure and private equity funds. KB Asset Management focuses on generating sustainable and stable management fees, and has implemented the industry’s first evaluation system for fund managers centered on long-term profitability. As of March 31, 2017, assets managed under special asset funds of alternative investment products increased (10.6% compared to December 31, 2016), but due to an increase in sell-offs for profit realization caused by gains in the KOSPI, assets managed under equity funds decreased (9.0% compared to December 31, 2016), while decreases in bond funds (8.0%) and balanced funds (9.6%) led to an overall decrease (1.8% compared to December 31, 2016) in total assets under management. Notwithstanding the foregoing, market share was 7.39%, or third in the industry.

KB Asset Management’s representative retirement pension fund, which manages its assets based on long-term investment principles and maintains systematic risk controls, continues to hold the number one position in the industry. Furthermore, KB Asset Management maintains a leading position in the alternative investment field with stable and steady rates of return in a low interest rate and low growth environment. In addition, KB Asset Management strengthened its compliance and risk monitoring system to minimize fund operation risks, thereby adding operational stability.

Recently, the asset management industry has experienced continuous decreases in stock funds, primarily due to the slowdown in the domestic and global economy, which has led to declines in operating profit. In response, the industry has been developing and introducing moderate risk / moderate return products for investors who prefer stable assets. Furthermore, various measures for revitalizing the public fund market are being discussed, and recently, there have been efforts to expand revenue generating opportunities, including through adoption of asset management globalization strategies, in connection with which MOUs have been executed with leading overseas asset management companies.

As of March 31, 2017, total assets under management in the industry increased 3.4% to KRW488 trillion compared to December 31, 2016 due to an increase (13.1%) in money market funds due to lack of investment opportunities as well as increases in investments in special asset funds (9.5%) and real estate funds (7.8%) as investors perceive such investments as generating rates of return greater than interest rates at reasonable risk levels given that a sluggish stock market and low interest rates have led to limited profits from investments in the securities market. On the other hand, equity funds decreased KRW4.5 trillion (6.1%) compared to December 31, 2016 due to an increase in sell-offs for profit realization caused by gains in the KOSPI.

As of December 31, 2016, KB Asset Management had total assets of KRW170.8 billion, representing 0.05% of the total assets of KB Financial Group. Although the overall effect of KB Asset Management on KB Financial Group is minimal, KB Financial Group’s financial condition and results of operations could be adversely affected if there is a decrease in KB Asset Management’s income, including due to customer withdrawals following significant losses on its products as a result of a future global financial crisis .

J.	Risk Relating to the Capital Subsidiary (KB Capital)

KB Capital, a subsidiary of KB Financial Group, has a solid performance record and a stable funding capability. As a financial company specializing in credit, without a deposit base, the decreases in base rates and market interest rates in June 2016, as well as the maintenance of base rates by the Bank of Korea in April 2017, may have a positive impact on KB Capital’s efforts to decrease funding costs. However, continuous monitoring of profitability is necessary to prevent a decrease in its rates of return. Recently announced measures, such as those relating to “Expansion of Banks and Credit Card Companies into Capital Financing” and “Leverage Regulations,” are expected to restrict future growth potential and profitability. Accordingly, KB Capital will need to review new revenue generation opportunities, manage profitability through improved credit evaluation functions and implement appropriate risk management measures.

In June 2016, after one year, base rates in Korea were lowered from 1.50% to 1.25%. The lowering of the base rates was a pre-emptive measure against the potential risk of deterioration of the domestic economy in the second half of the year, following the weakening of the global economic recovery and early expenditure of the fiscal budget. In addition, the Bank of Korea decided to maintain the base rate at 1.25% in April 2017. As KB Capital’s funding structure does not include a deposit base, the low interest rate environment may have a positive impact on its efforts to decrease funding costs.

Recently, however, the credit finance industry has been undergoing change and diversification, which have lowered barriers for entry into this specialized sector. Accordingly, competition has intensified through increased participation of banks, credit card companies and insurance companies in the automobile finance market. As a result, lending rates and rates of return have been declining in the capital finance industry, primarily reflecting intensified competition in the automobile finance market, as well as decreases in the base rate.

In addition, the financial authorities are implementing leverage regulations to restrict over-competition based on unreasonable business expansion focusing on size. Leverage regulations restrict total assets to less than ten times equity capital.

KB Capital may need additional capital, as its transaction volume has been increasing in the past few years. KB Capital will need to review new revenue generation opportunities, manage profitability through improved credit evaluation functions and implement appropriate risk management measures.

The results of operations of KB Capital for the past five years are as follows:

					(Units: KRW hundred millions)
	1Q2017	2016	2015	2014	2013	2012
New business	18,492	69,474	46,101	31,361	31,118	27,859
Operating income	1,396	4,734	3,608	3,367	3,382	3,476
Profit for the period	364	967	631	326	541	537

1.	Operating income and profit for the period are based on K-IFRS.
2.	Accounting period: 1.1 – 12.31 (12 months), ending in December.
3.	2013 ~ March 31, 2017: reflects new business from car rental services.
4.	Source: KB Capital quarterly/annual business report

1)	Results of operations by sector

						(Units: KRW millions)
		1Q2017	2016	2015	2014	2013	2012
Leasing		229,544	844,597	737,638	514,429	356,775	290,777
Installment finance		501,170	1,667,704	871,853	921,852	1,417,224	1,498,275
Car rental		47,797	158,153	78,985	49,469	12,627	—
New Technology Business Finance	Direct investment	—	—	—	—	—	—
	CB purchase	—	—	—	—	—	—
	Partnership investment	—	—	—	—	—	—
Loans/factoring		1,070,642	4,276,908	2,921,614	1,650,380	1,325,208	996,840

Total		1,849,153	6,947,362	4,610,091	3,136,130	3,111,834	2,785,892

1.	Accounting period: 1.1 – 12.31 (12 months), ending in December.
2.	2013 ~ March 31, 2017: reflects new business from car rental services.

2)	Major products and services

Facilities rental business	Physical goods financing where particular goods designated by the user are purchased, after which these goods are leased over a specified term in return for lease payments.
Installment finance	In connection with contracts for goods and services, separate agreements are executed with both the buyer and seller, and the purchase price financed to the buyer is paid to the seller and subsequently collected from the buyer in installments.
New technology business finance	Financing and investments provided to new technology companies.
Factoring	Acquisition, management and collection of corporate receivables relating to the supply of goods and services.
Standard loans	Provision of working capital, housing and consumer loans to individuals and companies; real estate project financing.
Payment guarantees	Contract guaranteeing the repayment of a bank loan by the borrower in exchange for fees.

1.	Source: KB Capital quarterly business report

3)	Market share

(Units: KRW billions, %)
	Leasing Market Size	KB Capital	Market Share
2016	12,162	844.6	6.94%
2015	13,408	737.6	5.50%
2014	12,409	514.4	4.15%
2013	9,968	356.8	3.58%
2012	10,263	290.8	2.83%
2011	10,602	335.2	3.16%
2010	9,977	370.6	3.71%
2009	7,450	312.0	4.19%
2008	10,017	273.5	2.73%
2007	9,669	230.3	2.38%
2006	7,091	218.4	3.08%
2005	5,569	144.2	2.59%

1.	Source: Credit Finance Statistics published by the Credit Finance Association; KB Capital 2016 annual business report, KB Capital sources

4)	Installment financing provided for domestic new/used automobiles

(Units: KRW hundred millions, %)
	Market Size	KB Capital	Market Share
1Q2017	47,130	7,375	15.65%
2016	195,265	29,679	15.20%
2015	177,717	19,349	10.89%
2014	125,733	16,752	13.32%
2013	146,344	16,989	11.61%
2012	115,689	15,128	10.70%
2011	143,395	12,581	8.80%
2010	138,612	10,608	7.70%

1.	Market size: KB Capital data
2.	Source: KB Capital annual/quarterly report

The revenues of KB Capital have been increasing steadily for the past few years and, with the exception of 2014, its net profits have also increased. KB Capital generates revenues mainly from loans/factoring and installment financing and its market share in the leasing and automobile installment finance markets has been increasing gradually.

Finance companies specializing in credit, including KB Capital, are as follows:

(As of December 31, 2016)
Category	Company name
Lease/Installment Finance Companies (43)	KB Capital, Delagelanden, Deutsch Financial, Dongbu Capital, Dongwha Capital, Lotte Auto Lease, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Mason Capital, Moorim Capital, KDB Capital, Scania Finance Korea, Star Financial Services Korea, Shinhan Capital, Aju Capital, Acuon Capital, SY Auto Capital, Eco Capital, Orix Capital, OK Capital, Welrix Capital, Cosmo Capital, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hana Capital, Heidelberg Print Finance Korea, Korea Asset Investment Capital, Hankook Capital, Korea Investment Capital, Hyundai Capital, Hyundai Commercial, Hyosung Capital, AJ Investment Partners, BMW Financial Services Korea, BNK Capital, DGB Capital, JB Woori Capital, JT Capital, NH Capital, RCI Financial Services Korea, SPC Capital
Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card
New Technology Business Finance Companies (25)	Nau IB Capital, Nongshim Capital, Mega Investment, MetaVest, Mirae Asset Capital, Samsung Venture Investment, Synergy IB Investment, Aju IB Investment, Axis Investment, Ace Investment & Finance, Nvestor, NHN Investment, Woori Technology Investment, WidWin Investment, Ubiquitous Investment, EN Investment, Genitas Investment, Gemini Investment, KT Investment, Korea Omega Investment Finance, Q Capital Partners, Tigris Investment, POSCO Technology Capital, HB Investment, IBK Capital

1.	Source: The Credit Finance Association (as of May 15, 2017)

The recent incidents involving BNK Capital and Volkswagen have resulted in increased uncertainty in the capital finance industry in 2016. Capital company bond issuances decreased significantly after September 2015 and financing conditions have worsened due to increases in spreads. Furthermore, the positive measures outlined in the government’s announcement regarding “Relaxation of Government Regulations Regarding Capital Companies” are expected to be offset by announced measures regarding “Discontinuation of Complex Automobile Loan Financial Products” and “Expansion of Banks and Credit Card Companies into Capital Financing,” which, in turn, are expected to restrict profitability in the future. Such developments will necessitate review of new revenue generation opportunities, management of profitability through improved credit evaluation functions and implementation of appropriate risk management measures.

K.	Risks Relating to the Savings Bank Subsidiary (KB Savings Bank)

Recently, the FSS implemented stricter criteria for establishing additional reserves for high interest rate loans, which refer to loans subject to interest rates of at least 20%, in addition to setting stricter requirements on determining delinquency levels and increasing regulatory loss provision levels, which measures have enhanced the risk management capacities of savings banks and improved fairness in the application of regulations among such banks. Such policy initiatives of the FSS may lead to a lowering of interest rates charged by KB Savings Bank, which in turn may cause a deterioration of KB Savings Bank’s profitability and lead to an adverse effect on KB Financial Group’s consolidated financial condition.

In order to strengthen KB Financial Group’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, KB Financial Group established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank in accordance with Paragraph (2) of Article 14 of the Structural Improvement of the Financial Industry Act. Subsequently, upon approval by the FSC, KB Savings Bank was merged with Yehansoul Savings Bank on January 13, 2014, with KB Savings Bank as the surviving entity.

The business scale and results of operations of KB Savings Bank are as follows:

[Business Scale]

(Unit: KRW millions)
	1Q2017 (March 31, 2017)	2016 (December 31, 2016)	2015 (December 31, 2015)	2014 (December 31, 2014)	2013 (December 31, 2013)	2012 (December 31, 2012)
Cash and deposits	173,934	167,440	124,677	173,813	113,331	183,963
Securities	25,356	25,908	26,608	28,600	20,646	38,318
Loans	799,533	799,056	616,299	476,878	351,729	323,147
Loan amount	817,128	819,140	637,920	495,953	376,793	360,512
Provisions	(17,595)	(20,085)	(21,621)	(19,075)	(25,064)	(37,365)
Tangible assets	18,307	18,312	19,583	13,517	5,250	2,382
Intangible assets	67,368	67,414	69,349	79,868	93,069	98,865
Total assets	1,084,498	1,078,130	856,516	772,676	584,025	646,674

1.	Based on K-IFRS
2.	Loans exclude deferred costs and provisions. Loans are assessed at fair value at the time of acquisition, and provisions are offset against loans until they are written off.
3.	Information for 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

[Results of Operations]

(Unit: KRW millions)
	1Q2017 (Jan. 1 – Mar. 31, 2017)	2016 (Jan. 1 – Dec. 31, 2016)	2015 (Jan. 1 – Dec. 31, 2015)	2014 (Jan. 1 – Dec. 31, 2014)	2013 (Jan. 1 – Dec. 31, 2013)	2012 (Jan. 1 – Dec. 31, 2012)
Operating income	16,651	65,199	67,629	56,712	47,865	62,237
Interest income	15,142	57,883	49,090	43,668	36,434	48,282
Gain on valuation and disposal of securities	34	906	2,266	2,636	6,145	7,671
Gain (loss) on valuation and disposal of loans	788	4,318	13,089	8,858	3,114	3,360
Commission income	309	1,208	1,145	436	1,003	434
Dividend income	354	515	268	244	—	—
Other operating income	24	369	1,771	870	1,169	2,491
Non-operating income	17	739	2,091	395	89	12

1.	Based on K-IFRS.
2.	Information for 2014 reflects merger of KB Savings Bank with Yehansoul Savings Bank (January 13, 2014).

Savings banks, which engage mainly in deposit-taking and lending activities as second-tier financial institutions, promote the financing convenience of the public and small businesses, as well as contribute to the development of the local community, and were established pursuant to the Mutual Savings Bank Act enacted in August 1972 to increase the savings of the middle class and the public. The change of their names to “savings banks” in March 2002 has significantly improved their external credibility, and they have since maintained their position as the representative financial institution for the working class.

Given the restructuring trends of savings banks in the past few years, as well as based on the asset size and credit quality of each savings bank, it is expected that differentiation in regulations and restrictions relating to this industry will become more visible. Efforts are being made to facilitate mergers and acquisitions and to improve the soundness of the savings banking industry, and it is forecasted that the operating conditions for savings banks will generally improve as a result of loosening of regulations as well as the provision of institutional support by the government and financial regulators. In order to respond to, and to cope with, changes in the operating conditions in the savings banking industry, KB Savings Bank is striving to make new advancements as a financial institution for the working class through the achievement of soundness and the development of new business models.

In order to strengthen regulations on financial soundness of savings banks, Korean financial regulators recently set stricter requirements on determining loans in arrears, increased regulatory loss provision levels and established additional criteria for setting loss provisions for high risk loans, which refer to loans subject to annual interest rates of at least 20%. Such new measures, however, will be implemented in stages through 2020 due to the burden to the industry represented by such additional loss provisions requirements.

In addition, in March 2017, the FSS announced as part of the third series of its Top-20 Financial Reform Projects that it will seek to address unjust lending practices of financial companies. Such policy initiatives of the FSS may lead to lowering of interest rates charged by KB Savings Bank on its loans, which may cause deterioration of KB Savings Bank’s profitability and have an adverse effect on KB Financial Group’s consolidated financial condition.

L.	Risks Relating to Risk Management and Stability Management

KB Financial Group, as a financial holding company, has an obligation to effectively manage the various risks (credit risk, liquidity risk, market risk, etc.) faced by it. Accordingly, while KB Financial Group established and operates a risk management committee within the board of directors in addition to a permanent risk management division, if KB Financial Group or its subsidiaries face a risk that cannot be eliminated or managed, its profitability and stability (which is one of the most important elements of a financial group) may be adversely affected. Investors should be aware of the foregoing.

KB Financial Group, as a financial holding company, must effectively manage all of the various risks that it can face. Accordingly, KB Financial Group maintains strict risk management-related internal regulations and organizational structures in order to effectively evaluate, manage and control various uncertainties and loss occurrences that may arise during the course of conducting managerial and operational activities.

To establish a credit risk management system, KB Financial Group formed a separate risk management group through which credit risk is managed; in particular, the loan evaluation group of the subsidiary Kookmin Bank operates independently from the sales group, and has overall responsibility for loan policy overview, loan systems, credit and loan evaluation, follow-up management and corporate restructuring, while the risk management group is responsible for the establishment of credit risk management policies, measuring and managing required economic capital for credit risk, establishing credit extension limits, credit supervision, verification of credit evaluation models, etc.

The group with initial responsibility for risk management within KB Financial Group is each division and branch, which is responsible for managing risk within its sector by complying with the risk management policies and procedures established at the company level. The group with secondary responsibility is the risk management division, which is responsible for the establishment of the risk management system, its management and related supervision, continuous supervisory review and changes thereto. The group with final responsibility is the board of directors and the risk management committee, which are responsible for approving and inspecting the risk management system. In addition, KB Financial Group regularly checks risk management procedures and the suitability of models, including through internal and external audits by independent third parties.

(1) Credit Risk

With regard to credit contracts, credit risk refers to the possibility of the creditor incurring a loss if the debtor is unable to make timely payments in accordance with the contract requirements. For example, if a financial company lends funds to a company, and this company is unable to repay the principal and interest, then the financial company will incur a loss; this possibility that the principal and interest will not be paid is referred to as credit risk for a commercial loan.

* Maximum exposure to credit risk

For the first quarter of 2017 and 2016 and 2015, with respect to financial products other than equity securities, and without taking into consideration the value of collateral, KB Financial Group’s maximum exposure to credit risk is as follows:

			(Unit: KRW millions)
	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Financial Assets
Deposits	16,430,380	15,326,173	13,844,754
Financial asset at FVTPL
Short-term trading financial asset[1]	22,996,457	23,058,919	9,393,203
Financial assets designated at FVTPL	1,657,841	1,693,255	943,432
Derivative products	2,486,555	3,381,935	2,278,112
Loans[2]	267,515,181	265,486,134	245,005,370
Investment financial assets
Available-for-sale financial assets	27,822,784	27,445,752	21,610,663
Held-to-maturity financial assets	10,552,295	11,177,504	14,149,528
Other financial assets[2]	10,111,109	7,322,335	7,907,940

Subtotal	359,572,602	354,892,007	315,133,002

Off-balance sheet items
Confirmed guarantees	6,783,658	7,822,124	8,932,463
Financial guarantees	4,380,386	4,746,292	4,021,013
Commitments	96,368,462	97,005,556	97,602,903

Subtotal	107,532,506	109,573,972	110,556,379

Total	467,105,108	464,465,979	425,689,381

1.	Includes financial assets relating to gold of KRW78,230 million, KRW72,349 million and KRW69,060 as of March 31, 2017, December 31, 2016 and December 31, 2015, respectively.
2.	Excludes allowance for credit losses.

* Credit risk of loans

In order to manage credit risk relating to loans, KB Financial Group allocates and manages allowances for loan losses. For loans that use amortized cost as their book value, if there is objective evidence to determine that losses have occurred as of the end of the reporting period, KB Financial Group recognizes impairment losses. Impairment losses are incurred losses under K-IFRS, so losses incurred due to a future loss incident are not recognized notwithstanding their possibility of occurrence. KB Financial Group measures incurred losses contained within financial assets classified as loans and recognizes them in its financial statements in the form of deductions from the amortized cost of the relevant asset, through allowances for loan losses.

Loans for the first quarter of 2017 and 2016 and 2015 can be classified as follows:

							(Units: KRW millions, %)
	As of March 31, 2017
	Household Loans		Corporate Loans		Credit Card Receivables		Total
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Non-delinquent/non-impaired loans	132,470,553	98.71	119,715,501	98.45	13,533,821	96.24	265,719,875	98.46
Delinquent/non-impaired loans	1,170,286	0.87	215,103	0.18	209,352	1.49	1,594,741	0.59
Impaired loans	560,059	0.42	1,671,888	1.37	319,762	2.27	2,551,709	0.95
Subtotal	134,200,898	100.00	121,602,492	100.00	14,062,935	100.00	269,866,325	100.00
Allowance for loan losses[1]	(467,036)	0.35	(1,450,623)	1.19	(433,485)	3.08	(2,351,144)	0.87
Carrying amount	133,733,862		120,151,869		13,629,450		267,515,181

1.	Includes allowance for loans not individually impaired but valued collectively.

							(Units: KRW millions, %)
	As of December 31, 2016
	Household Loans		Corporate Loans		Credit Card Receivables		Total
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Non-delinquent/non-impaired loans	133,491,252	98.86	117,346,453	98.44	13,001,473	96.09	263,839,178	98.53
Delinquent/non-impaired loans	961,370	0.71	202,474	0.17	226,648	1.68	1,390,492	0.52
Impaired loans	575,711	0.43	1,656,387	1.39	302,122	2.23	2,534,220	0.95
Subtotal	135,028,333	100.00	119,205,314	100.00	13,530,243	100.00	267,763,890	100.00
Allowance for loan losses[1]	(481,289)	0.36	(1,382,172)	1.16	(414,295)	3.06	(2,277,756)	0.85
Carrying amount	134,547,044		117,823,142		13,115,948		265,486,134

1.	Includes allowance for loans not individually impaired but valued collectively.

							(Units: KRW millions, %)
	As of December 31, 2015
	Household Loans		Corporate Loans		Credit Card Receivables		Total
Non-delinquent/non-impaired loans	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Delinquent/non-impaired loans	122,397,940	98.52	108,822,470	97.85	11,640,909	95.92	242,861,319	98.09
Impaired loans	1,225,908	0.99	288,053	0.26	216,829	1.79	1,730,790	0.70
Subtotal	612,065	0.49	2,105,063	1.89	278,187	2.29	2,995,315	1.21
Allowance for loan losses[1]	124,235,913	100.00	111,215,586	100.00	12,135,925	100.00	247,587,424	100.00
Carrying amount	(491,352)	0.40	(1,692,352)	1.52	(398,350)	3.28	(2,582,054)	1.04
Non-delinquent/non-impaired loans	123,744,561		109,523,234		11,737,575		245,005,370

1.	Includes allowance for loans not individually impaired but valued collectively.

1) Credit quality of loans that are neither delinquent nor impaired

				(Unit: KRW millions)
	As of March 31, 2017
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Grade 1	112,529,998	60,747,706	7,047,050	180,324,754
Grade 2	16,245,996	49,209,412	4,993,971	70,449,379
Grade 3	2,688,925	7,115,043	1,205,917	11,009,885
Grade 4	782,928	2,049,491	260,905	3,093,324
Grade 5	222,706	593,849	25,978	842,533

Total	132,470,553	119,715,501	13,533,821	265,719,875

				(Unit: KRW millions)
	As of December 31, 2016
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Grade 1	110,720,263	57,754,882	6,804,763	175,279,908
Grade 2	18,400,111	49,531,423	4,774,368	72,705,902
Grade 3	3,188,861	7,722,663	1,147,814	12,059,338
Grade 4	935,265	1,728,631	249,529	2,913,425
Grade 5	246,752	608,854	24,999	880,605

Total	133,491,252	117,346,453	13,001,473	263,839,178

				(Unit: KRW millions)
	As of December 31, 2015
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Grade 1	102,454,299	49,891,311	6,009,760	158,355,370
Grade 2	16,018,879	46,344,267	4,288,164	66,651,310
Grade 3	2,794,511	10,076,423	1,303,101	14,174,035
Grade 4	860,517	1,916,606	32,293	2,809,416
Grade 5	269,734	593,863	7,591	871,188

Total	122,397,940	108,822,470	11,640,909	242,861,319

The credit quality of loans are classified as follows, based on internal credit ratings:

	Default Rate	Household	Corporation
Grade 1	0.0 ~ 1.0	1 ~ 5	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10	BB- ~ B
Grade 4	15.0 ~ 30.0	11	B- ~ CCC
Grade 5	30.0	12	CC

2) Delinquent but not impaired loans

					(Unit: KRW millions)
	As of March 31, 2017
	More than 1 day Less than 29 days	More than 30 days Less than 59 days	More than 60 days Less than 89 days	More than 90 days	Total
Household loans	1,014,333	112,883	40,866	2,204	1,170,286
Corporate loans	174,852	27,732	12,519	—	215,103
Credit card receivables	156,515	35,398	17,439	—	209,352

Total	1,345,700	176,013	70,824	2,204	1,594,741

(Unit: KRW millions)
	As of December 31, 2016
	More than 1 day Less than 29 days	More than 30 days Less than 59 days	More than 60 days Less than 89 days	More than 90 days	Total
Household loans	782,262	119,667	57,187	2,254	961,370
Corporate loans	134,432	44,086	23,956	—	202,474
Credit card receivables	176,390	31,880	18,378	—	226,648

Total	1,093,084	195,633	99,521	2,254	1,390,492

(Unit: KRW millions)
	As of December 31, 2015
	More than 1 day Less than 29 days	More than 30 days Less than 59 days	More than 60 days Less than 89 days	More than 90 days	Total
Household loans	982,702	168,391	72,626	2,189	1,225,908
Corporate loans	218,258	56,531	13,264	—	288,053
Credit card receivables	170,600	32,121	14,099	9	216,829

Total	1,371,560	257,043	99,989	2,198	1,730,790

3) Impaired loans

				(Unit: KRW millions)
	As of March 31, 2017
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Loans	560,059	1,671,888	319,762	2,551,709
Allowance for loan losses	(203,646)	(1,005,966)	(194,136)	(1,403,748)
Allowance for loan losses - individual valuation	(476)	(874,043)	—	(874,519)
Allowance for loan losses - collective valuation	(203,170)	(131,923)	(194,136)	(529,229)
Carrying amount	356,413	665,922	125,626	1,147,961

(Unit: KRW millions)
	As of December 31, 2016
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Loans	575,711	1,656,387	302,122	2,534,220
Allowance for loan losses	(217,538)	(994,336)	(183,211)	(1,395,085)
Allowance for loan losses - individual valuation	(3)	(860,829)	—	(860,832)
Allowance for loan losses - collective valuation	(217,535)	(133,507)	(183,211)	(534,253)
Carrying amount	358,173	662,051	118,911	1,139,135

				(Unit: KRW millions)
	As of December 31, 2015
	Household Loans	Corporate Loans	Credit Card Receivables	Total
Loans	612,065	2,105,063	278,187	2,995,315
Allowance for loan losses	(238,013)	(1,210,574)	(207,321)	(1,655,908)
Allowance for loan losses - individual valuation	(2)	(1,025,771)	—	(1,025,773)
Allowance for loan losses - collective valuation	(238,011)	(184,803)	(207,321)	(630,135)
Carrying amount	374,052	894,489	70,866	1,339,407

(2) Liquidity risk

Liquidity risk refers to the risk that occurs when the asset management period and the debt repayment period are not identical or when customers’ simultaneous request for the withdrawal of a large amount of funds cannot be fulfilled during a temporary credit quality decline or during a period of unstable financial markets. Liquidity risk is managed according to KB Financial Group’s risk management regulations, which apply to all risk management policies and procedures for the entire range of risks that can arise from KB Financial Group’s operations, and the liquidity risk management guidelines that are referred to in the risk management regulations.

For liquidity risk management purposes, KB Financial Group calculates and manages the cumulative liquidity gap and liquidity ratios for all transactions and liquidity-related off-book transactions that affect local and foreign currency funds funded and managed, and provides reports periodically to the risk management committee. The operating subsidiary Kookmin Bank provides reports periodically on its liquidity gap ratio, liquidity ratio, maturity mismatch ratio and liquidity risk situation analysis results to the Asset-Liability Management Committee (“ALCO”), and ALCO establishes a liquidity risk management strategy and then oversees the proper implementation of such strategy.

With the exception of cash flow hedge-purpose financial derivatives, the amounts and remaining maturity terms for financial assets and liabilities for the first quarter of 2017 and 2016 and 2015 are as follows:

							(Unit: KRW millions)
	As of March 31, 2017
	Immediate	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Financial assets
Cash and deposits[1]	5,186,345	1,310,710	314,089	674,429	159,427	8,599	7,653,599
Short-term trading financial assets[2]	26,415,481	—	—	—	—	—	26,415,481
Financial assets designated at FVTPL[2]	1,770,085	—	—	—	—	—	1,770,085
Derivative products for trading[2]	2,402,512	—	—	—	—	—	2,402,512
Derivative products for hedging[3]	1,413	(1,481)	5,245	11,110	(5,630)	52,962	63,619
Loans	59,431	25,669,358	33,080,772	84,375,695	74,667,563	89,227,395	307,080,214
Available-for-sale financial assets[4]	6,618,494	782,876	1,992,238	5,444,223	18,462,176	3,572,864	36,872,871
Held-to-maturity financial assets	—	167,212	364,189	1,242,962	6,318,343	4,337,324	12,430,030
Other financial assets	198,660	7,959,446	39,094	1,193,509	64,452	16,811	9,471,972

Subtotal	42,652,421	35,888,121	35,795,627	92,941,928	99,666,331	97,215,955	404,160,383

Financial liabilities
Short-term trading financial liabilities[2]	1,162,383	—	—	—	—	—	1,162,383
Financial liabilities at FVTPL[2]	10,247,284	—	—	—	—	—	10,247,284
Derivative products for trading[2]	2,554,047	—	—	—	—	—	2,554,047
Derivative products for hedging[3]	1,659	(5,123)	(110)	(8,264)	(31,095)	271	(42,662)
Deposits[5]	118,146,828	11,397,189	20,750,038	80,513,579	10,771,660	3,934,181	245,513,475
Borrowings	9,196,791	6,040,002	2,720,661	3,924,981	4,269,257	486,790	26,638,482
Debentures	48,063	1,391,928	3,094,177	7,530,222	21,637,691	3,592,704	37,294,785
Other financial liabilities	2,748,598	14,701,221	28,253	131,964	366,271	941,644	18,917,951

Subtotal	144,105,653	33,525,217	26,593,019	92,092,482	37,013,784	8,955,590	342,285,745

Off-balance sheet items
Commitments[6]	96,368,462	—	—	—	—	—	96,368,462
Financial guarantees[7]	4,380,386	—	—	—	—	—	4,380,386

Subtotal	100,748,848	—	—	—	—	—	100,748,848

							(Unit: KRW millions)
	As of December 31, 2016
	Immediate	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Financial assets
Cash and deposits[1]	6,431,488	815,026	414,076	629,695	353,581	—	8,643,867
Short-term trading financial assets[2]	26,099,518	—	—	—	—	—	26,099,518
Financial assets designated at FVTPL[2]	1,758,846	—	—	—	—	—	1,758,846
Derivative products for trading[2]	3,263,115	—	—	—	—	—	3,263,115
Derivative products for hedging[3]	—	4,075	1,719	1,791	(584)	53,185	60,186
Loans	25,333	24,246,878	27,731,932	88,710,331	73,969,738	90,290,586	304,974,798
Available-for-sale financial assets[4]	6,444,890	617,457	1,734,077	6,027,364	17,804,826	3,916,630	36,545,244
Held-to-maturity financial assets	—	280,822	552,875	1,423,078	6,478,050	4,457,977	13,192,802
Other financial assets	138,840	5,316,491	34,215	1,188,493	42,957	10,408	6,731,404

Subtotal	44,162,030	31,280,749	30,468,894	97,980,753	98,648,568	98,728,786	401,269,780

Financial liabilities
Short-term trading financial liabilities[2]	1,143,510	—	—	—	—	—	1,143,510
Financial liabilities at FVTPL[2]	10,979,326	—	—	—	—	—	10,979,326
Derivative products for trading[2]	3,712,015	—	—	—	—	—	3,712,015
Derivative products for hedging[3]	(1,145)	3,462	(5,114)	8,081	(37,880)	—	(32,596)
Deposits[5]	118,054,880	13,886,329	24,840,830	72,178,631	10,393,616	3,790,933	243,145,219
Borrowings	8,473,706	5,830,600	3,567,985	5,124,571	4,195,123	116,023	27,308,008
Debentures	52,188	2,078,866	2,403,874	7,493,938	20,673,639	3,273,158	35,975,663
Other financial liabilities	1,656,767	10,969,703	29,248	114,381	354,976	895,950	14,021,025

Subtotal	144,071,247	32,768,960	30,836,823	84,919,602	35,579,474	8,076,064	336,252,170

Off-balance sheet
Commitments[6]	97,005,556	—	—	—	—	—	97,005,556
Financial guarantees[7]	4,746,292	—	—	—	—	—	4,746,292

Subtotal	101,751,848	—	—	—	—	—	101,751,848

							(Unit: KRW millions)
	As of December 31, 2015
	Immediate	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Financial assets
Cash and deposits[1]	6,433,873	771,135	926,476	973,720	101,056	—	9,206,260
Short-term trading financial assets[2]	10,035,096	—	—	—	—	—	10,035,096
Financial assets designated at FVTPL[2]	1,138,968	—	—	—	—	—	1,138,968
Derivative products for trading[2]	2,165,969	—	—	—	—	—	2,165,959
Derivative products for hedging[3]	—	5,391	18,885	14,358	38,972	111,268	188,874
Loans	55,658	21,389,266	24,657,307	83,314,942	65,396,136	89,038,702	283,852,011
Available-for-sale financial assets[4]	3,106,189	879,570	1,733,861	5,468,592	12,984,938	1,923,776	26,096,926
Held-to-maturity financial assets	—	462,871	1,113,714	2,653,041	8,593,322	3,223,951	16,046,899
Other financial assets	185,712	5,894,880	26,462	1,225,891	10,546	10,055	7,353,546

Subtotal	23,121,455	29,403,113	28,476,705	93,650,544	87,124,970	94,307,752	356,084,539

Financial liabilities
Short-term trading financial liabilities[2]	586,923	—	—	—	—	—	586,923
Financial liabilities at FVTPL[2]	2,387,681	—	—	—	—	—	2,387,681
Derivative products for trading[2]	2,282,781	—	—	—	—	—	2,282,781
Derivative products for hedging[3]	—	1,981	945	(2,642)	(25,096)	(35,050)	(59,862)
Deposits[5]	100,409,376	14,756,423	25,041,672	73,797,488	10,965,895	3,158,782	228,129,636
Borrowings	1,249,936	4,017,170	1,911,518	4,827,746	3,912,469	537,209	16,456,048
Debentures	68,852	1,642,335	1,550,322	9,021,561	18,326,885	4,193,841	34,803,796
Other financial liabilities	4,173	8,329,950	25,790	99,180	376,104	743,265	9,578,462

Subtotal	106,989,722	28,747,859	28,530,247	87,743,333	33,556,257	8,598,047	294,165,465

Off-balance sheet
Commitments[6]	97,602,903	—	—	—	—	—	97,602,903
Financial guarantees[7]	4,021,013	—	—	—	—	—	4,021,013

Subtotal	101,623,916	—	—	—	—	—	101,623,916

1.	Excludes KRW11,310,936 million, KRW9,307,958 million and KRW7,127,248 million as of March 31, 2017, December 31, 2016 and December 31, 2015, respectively, in cash flows relating to deposits with limited use.
2.	Short-term financial assets for trading/liabilities, financial assets/liabilities designated at FVTPL and derivative products for trading are included in “immediate” as they are not managed by contract duration and are held for the purposes of repaying/selling prior to maturity. However, in accordance with application of embedded derivative accounting, the cash flows of the embedded derivatives (conversion rights, etc.) that are separated from the main contract are considered in the main contract.
3.	Derivative products for hedging have been offset by cash inflows from contracts with remaining maturity and cash outflows.
4.	Equity securities are included in “immediate” as they are generally sellable anytime. However, equity securities with sale limits are categorized by its relative sale limit release date.
5.	Non-maturity products such as demand deposits that have to be paid upon the contracting party’s demand are included in “immediate.”
6.	Commitments are included in “immediate” as they can be claimed for payment anytime.
7.	Cash flows from financial guarantees are categorized based on the earliest possible date of the contract performance.

KB Financial Group’s cash flows relating to financial derivative product agreements for cash flow hedge for the first quarter of 2017 and 2016 and 2015 are as follows:

				(Unit: KRW millions)
	As of March 31, 2017
	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow paid of net payment derivative products	38	(1,110)	(3,272)	(1,984)	88	(6,240)
Cash flow received of total payment derivative products	413	959	337,781	—	—	339,153
Cash flow paid of total payment derivative products	(540)	(3,200)	(358,001)	(102,584)	—	(464,325)

				(Unit: KRW millions)
	As of December 31, 2016
	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow paid of net payment derivative products	(283)	(1,078)	(3,088)	(3,141)	—	(7,590)
Cash flow received of total payment derivative products	302	948	245,909	121,152	—	368,311
Cash flow paid of total payment derivative products	(522)	(1,080)	(224,600)	(110,373)	—	(336,575)

				(Unit: KRW millions)
	As of December 31, 2015
	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow paid of net payment derivative products	(389)	(1,246)	(4,519)	(7,350)	—	(13,504)
Cash flow received of total payment derivative products	252	722	3,849	358,239	—	363,062
Cash flow paid of total payment derivative products	(504)	(1,135)	(4,934)	(336,576)	—	(343,149)

(3) Market risk

Market risk is the risk of losses to the financial institution’s trading position as a result of fluctuations in market prices of interest, stocks, exchange rates, etc. Items subject to market risk management are short-term financial instruments, foreign currency open positions, financial derivative products and miscellaneous assets, liabilities and margin transactions that are inherently exposed to market risk, and the important market risk exposures as of the end of the current reporting period are interest rate risk, foreign exchange risk and stock risk.

KB Financial Group has established and monitors internal capital limits for market and interest rate risk of trading and non-trading positions. Furthermore, in order to effectively manage market risk, KB Financial Group has established a risk management system and implemented related procedures through adoption of trading policies and market risk management guidelines for trading positions and interest rate risk management guidelines for non-trading positions. Market risk and interest rate risk internal capital limits are established through the cooperation of the risk management council and the approval of the risk management committee and the management status is reported regularly to the risk management committee.

For the management of market risk, the subsidiary Kookmin Bank’s risk management council establishes and executes an overall market risk management policy, establishes each business group’s position limits, loss limits and VaR limits, and also approves new and atypical product offerings. Furthermore, the market risk management council, for which the chairperson is also the risk management group head (the executive officer in charge of risk management), determines the position limits, loss limits, VaR limits, sensitivity limits and projected loss limits for the individual departments within the business groups, in its capacity as the decision-making organization for managing market risk.

Kookmin Bank’s ALCO determines the interest and fee management standards and matters relating to the establishment and implementation of the asset-liability management (“ALM”) operations policy, as well as revising and amending related guidelines. The risk management council and the risk management committee establish and oversee the implementation of ALM risk management policy and conduct revisions and amendments to the ALM risk management guidelines. Interest rate risk limits are set based on future asset/liability positions that reflect annual business plans and projected interest rate fluctuations, and the financial planning division and the risk management division regularly measure and monitor interest rate risk while reporting on a monthly basis to the financial strategy council and the risk management council and on a quarterly basis to the risk management committee the current interest rate risk status and limits, including interest rate EaR, duration gaps, interest rate VaR, etc. For appropriate interest rate and liquidity risk management, the risk management division sets limits on, and monitors and inspects, the financial planning division’s ALM management procedures and operations, and reports these activities to the board of directors. In general, despite the detailed credit/liquidity/market risk management procedures above, KB Financial Group’s ability to manage risk may not be sufficient to remove exposure to all the risks that may be encountered. KB Financial Group, through its risk management system, increases transparency to risks, and it focuses its capabilities towards supporting management’s decisions through preemptive responses to rapid changes in the financial climate. However, investors should be aware of the fact that KB Financial Group cannot guarantee that these policies and procedures will always fully protect KB Financial Group from all of the risks that it will or could face.

M.	Risks Relating to Client Information Leaks

Information relating to customers collected in the ordinary course of business by KB Financial Group may be leaked or be misappropriated through inappropriate access. Accordingly, KB Financial Group is exposed to legal responsibility and the regulations of financial authorities. Such risks may not only cause financial loss to KB Financial Group on a consolidated basis but also adversely affect KB Financial Group’s credibility, which is an intangible risk to KB Financial Group. Investors should be aware of the foregoing.

KB Financial Group, as a financial company that stores customer data, must manage personal and other miscellaneous confidential data on customers in accordance with applicable law. Currently, there are risks that security issues may arise in connection with the online financial services offered over the internet, and this may lead to legal liability and adversely affect the operations and reputation of KB Financial Group.

Furthermore, KB Financial Group may be liable for economic and psychological damage incurred by individuals resulting from its inability to protect personal data of customers. If a security issue arises, there is a risk that the public’s perception of KB Financial Group’s operations, systems, and brand image will be negatively affected, which may lead to a loss of customers and market confidence and have a material impact on KB Financial Group’s business and operations, in addition to its financial condition.

While not in KB Financial Group’s industry, an auction server was hacked into in 2008, resulting in the exposure of information of 10,000,000 customers, and in 2011 a Nate server was hacked into, resulting in the exposure of 35,000,000 pieces of customer information. Furthermore, in 2015, an employee of a credit information company retained as a consultant for a credit card company extracted customer information to sell to third parties, and an employee of an IT-related trust company of a bank used a storage device to expose the personal data of creditors, and a bank branch employee printed loan-related information to send to loan advertising companies. More recently, Interpark servers were hacked into in May 2016, leaking the personal information of customers such as birthdates, addresses, etc., which caused a material adverse effect on such company’s reputation and operations.

While KB Financial Group complies with the technical, material and management standards as set forth by the data protection laws such as the Personal Data Protection Act, the Credit Information Use and Protection Act and the Electronic Financial Transactions Act and also monitors and manages all systems in order to improve the protection of electronic financial transactions, internal communications and customer data, a breach of personal data may occur despite such personal data protection efforts and may have material financial and non-financial adverse effects on KB Financial Group. Investors should be aware of such risks.

N.	Risk Relating to Litigation

As of March 31, 2017, KB Financial Group had filed 94 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW464,600 million, and faced 333 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW555,503 million. KB Financial Group is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact KB Financial Group’s business, reputation, results of operations and financial condition.

As of March 31, 2017, related to the operation of KB Financial Group’s business, KB Financial Group had filed 94 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW464,600 million and faced 333 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of KRW555,503 million which were pending. KB Financial Group is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact KB Financial Group’s results of operations and financial condition.

The material cases of litigation of KB Financial Group (including its subsidiaries) are as follows:

[Information about the Parent Company]

[KB Financial Group]

(1)	Appeal for Revocation of Rejection of a Petition for Correction of Corporate Tax (Seoul High Court 2016 Nu 47453)

Classification		Details
Date of filing	-	May 8, 2015

Parties	- -	Plaintiff: KB Financial Group, et al. Defendant: Head of National Tax Services, et al.

Details	-	KB Financial Group filed a petition with the Tax Tribunal for the correction of the corporate taxes that Kookmin Bank had paid in relation to the NPL Resolution Fund. Following its rejection by the tribunal, KB Financial Group filed a revocation claim but lost. KB Financial Group appealed.

Claimed amount	-	KRW5,396 million

Status	- -	April 8, 2016: First trial (Seoul Administrative Court 2015 Gu Hap 62415) – decided against the plaintiff Appeal in progress

Timeline and plan	-	Contingent on results of appeal

Potential impact	-	The Company is the plaintiff so no potential loss even if unsuccessful

(2)	Appeal against the Imposition of Corporate Tax, Etc. (Seoul Administrative Court 2017 Gu Hap 59260, etc.)

Classification		Details
Date of filing	-	March 22, 2017

Parties	- -	Plaintiff: KB Financial Group, Kookmin Bank Defendant: Head of National Tax Services

Details	-	Since 2010, KB Financial Group has been filing consolidated tax returns for itself and its consolidated subsidiaries including Kookmin Bank. Additional corporate taxes were imposed on Kookmin Bank as a result of a tax review in 2013, and the parties filed an appeal with the National Tax Tribunal for the cancellation of the corporate taxes levied on KB Financial Group for fiscal years 2010 – 2012 and on Kookmin Bank for fiscal years 2008 – 2009, which was partially accepted. With respect to the part that was not accepted, a new complaint requesting cancellation of the imposition of corporate tax was filed.

Claimed amount	-	KRW24,100 million

Status	-	March 22, 2017: complaint filed

Timeline and plan	-	Contingent on results of the trial court

Potential impact	-	The Company is the plaintiff so no potential loss even if unsuccessful

[Information about Major Subsidiaries]

[Kookmin Bank]

(1)	Claim in Restitution for Unjust Enrichment (Supreme Court 2016 Na 10249)

Classification		Details
Date of filing	-	March 11, 2009

Parties	- -	Plaintiff: [XX] Trading Co., Ltd., et al. Defendant: Kookmin Bank

Details	-	Kookmin Bank extended Yen-denominated loans to plaintiffs between 2005 and 2008. Beginning August 2008 the value of Yen gradually appreciated, and the amount of their borrowings in Won also increased. Plaintiffs filed a claim for damages against Kookmin Bank for violation of its duty to explain and for Kookmin Bank to return to plaintiffs the unfair profits gained from higher interest rates applied.

Claimed amount	-	KRW78 million

Status	-	July 7, 2011: Trial (Seoul Central District Court 2009 Ga Hap 27488) – Decided in favor of the defendant
	-	April 4, 2013: Appellate court (Seoul High Court 2011 Na 76114) – Partially decided against the defendant
	-	July 7, 2016: Supreme Court (Supreme Court 2013 Da 35764) – Decided in favor of the defendant (remanded)
	-	March 3, 2017: Retrial (Seoul High Court 2016 Na 10249) – Decided in favor of the defendant

Timeline and plan	-	Case closed – not applicable

Potential impact	-	All related cases were decided in favor of Kookmin Bank; accordingly, there is no impact on Kookmin Bank.

(2)	Claim in Restitution for Unjust Enrichment (Supreme Court 2013 Da 85455)

Classification		Details
Date of filing	-	September 26, 2011
Parties	-	Plaintiff: [XXX] C&C Co., Ltd.
	-	Defendant: Kookmin Bank
Details	-	Plaintiffs entered into a security agreement with Kookmin Bank and paid the fees and expenses incurred in establishing the security interest in favor of Kookmin Bank. Subsequently plaintiffs claimed that Kookmin Bank as the security interest holder should have paid such expenses and filed a claim for damages against Kookmin Bank.
Claimed amount	-	KRW437 million

Status	-	December 6, 2012: Trial (Seoul Central District Court 2011 Ga Hap 100645) – decided in favor of the defendant
	-	October 2, 2013: Appellate court (Seoul High Court 2013 Na 6478) – decided in favor of the defendant
	-	July 24, 2014: Supreme Court (Supreme Court 2013 Da 85455) – decided in favor of the defendant
Timeline and plan	-	Kookmin Bank prevailed in all of 132 similar cases.
	-	No plans in place as litigation has been concluded..

Potential impact	-	Relevant cases (133 including this case) have been decided in favor of Kookmin Bank; accordingly, there is no impact on Kookmin Bank.

(3)	Claim for Return of Redemption Payments (U.S. Bankruptcy Court, Southern District of New York, 08-01789 BRL)

Classification		Details
Date of filing	-	May 16, 2012
Parties	- -	Plaintiff: Bernard L. Madoff Investment, et al. Defendant: Kookmin Bank
Details	-	Kookmin Bank invested client funds from [XX] Asset Management and ΔΔ Investment and Trust Management in Fairfield funds, which re-invested those funds in Bernard L. Madoff Investment Securities.
	-	Due to the Ponzi scheme fraud, Fairfield funds faced liquidation. Fairfield funds claimed that those investors who had redeemed out of Fairfield had been over-paid and that such unfair profits should be returned.
Claimed amount	-	KRW48,068 million
Status	-	Case put on hold at trial level while the progress of another related case is being monitored.
Timeline and plan	-	One similar case is in progress at trial court level (New York State Court 650638/2010). Kookmin Bank’s next course of action will depend on the outcome of similar cases in progress at courts in various jurisdictions including the United States.
Potential impact	-	Outcome of this case cannot be predicted as it has been put on hold. If decided against Kookmin Bank, Kookmin Bank would incur losses equivalent to the claimed amount.

(4)	Damages Claim (Supreme Court 2016 Da 215011)

Classification		Details
Date of filing	-	June 25, 2012
Parties	- -	Plaintiff: [XXX] Rotary Service Co., Ltd. Defendant: Kookmin Bank, et al.
Details	-	Kookmin Bank had entered into a 5-year management agreement with the government and a 7-year system service agreement with KLS, but it lost the bid to become the second phase Lotto business operator. KLS claimed that it had suffered losses due to the gap in the duration of Kookmin Bank’s management agreement and system service agreement.
Claimed amount	-	KRW108,070 million
Status	-	June 10, 2015: Trial (Seoul Central District Court 2012 Ga Hap 519437) – decided in favor of the defendant
	-	February 18, 2016: Appellate court (Seoul High Court 2015 Na 2032828) – decided in favor of the defendant.
	-	December 16, 2016: Supreme Court (Supreme Court 2016 Da 215011) – decided in favor of defendant.
Timeline and plan	-	Not applicable as litigation has been concluded.
Potential impact	-	As litigation has been concluded with a judgment, there is no impact on Kookmin Bank.

(5)	Settlement (Supreme Court 2016 Da 215134)

Classification		Details
Date of filing	-	November 30, 2012
Parties	- -	Plaintiff: Korea Export-Import Bank, et al. Defendant: Kookmin Bank
Details	-	When [XX] Shipbuilding and Marine Engineering was put under a restructuring program, Kookmin Bank expressed its intention to receive the liquidation value of the shipbuilder’s bonds owned by Kookmin Bank but rejected the liquidation value offered by the creditors’ group and filed a suit. Certain members of the creditors’ group filed a suit against Kookmin Bank and claimed that Kookmin Bank should pay a settlement amount pursuant to a voluntary agreement among the shipbuilder’s creditor banks.
Claimed amount	-	KRW46,409 million
Status	-	August 22, 2014: Trial (Seoul Central District Court 2012 Ga Hap 101096) – decided against the defendant
	-	February 4, 2016: Appellate court (Seoul High Court 2014 Na 2032692) – decided against the defendant.
	-	February 25, 2016: All parties have appealed and the case is on appeal at the Supreme Court.
Timeline and plan	-	Written submissions have been filed by the parties. This case is being handled in coordination with another similar case (Supreme Court 2016 Da 215127).
Potential impact	-	Damages (including interest) were paid to plaintiffs following the trial court’s decision. Accordingly, there would be no financial impact even if unsuccessful at the Supreme Court.

(6)	Short-Term Export Insurance Claim (Seoul Central 2016 Ga Hap 519183)

Classification		Details
Date of filing	-	April 6, 2016
Parties	- -	Plaintiff: Kookmin Bank Defendant: Korea Trade Insurance Corporation (K-Sure)
Details	-	Kookmin Bank purchased export bonds issued by Mo OO Co., Ltd. based on export credit guarantees issued by K-Sure as collateral. Borrower defaulted on its debt, and Kookmin Bank claimed insurance payments by K-Sure. K-Sure rejected insurance payments in full, and Kookmin Bank’s claim was dismissed. Kookmin Bank filed a suit against K-Sure for the short-term export insurance payment.
Claimed amount	-	KRW54,905 million
Status	-	In progress at trial court level (Seoul Central 2016 Ga Hap 519183)
Timeline and plan	-	October 18, 2016: Oral argument scheduled. Outcome cannot be predicted.
Potential impact	-	As of end of March 2017, Kookmin Bank has recognized the KRW equivalent of the export bond amount (KRW52,671 million, US$47,182,104) as provision.

[KB Securities]

(1)	Claims for Damages (Supreme Court 2016 Da 224626)

Classification		Details
Date of filing	-	March 21, 2014
Parties	- -	Plaintiff: KB Securities Defendant: [XX] Inc.
Details	-	Plaintiff seeks damages for a breach of specified trust contract (dated as of February 16, 2012; amount in trust: KRW50,000 million
Claimed amount	-	KRW2,375 million
Status	-	June 5, 2015: Trial – decided in favor of defendant.
	-	April 29, 2016: Appellate – decided in favor of defendant
	-	Case is on appeal at Supreme Court
Timeline and plan	-	Awaiting results of appeal
Potential impact	-	KB Securities is the plaintiff so no potential loss even if unsuccessful

(2)	Claims for Damages (Changwon District Court 2016 Ga Hap 55752)

Classification		Details
Date of filing	-	December 21, 2016
Parties	- -	Plaintiff: [XXX] et al. Defendant: KB Securities
Details	-	Plaintiff claims defendant’s [XX] branch employee induced plaintiff to deposit investment funds into the account owned by [XXX] (the employee’s personal associate) with promise of high return on investment. Upon not being able to recover the principal, let alone any return on its investment, plaintiff claims damages based on a vicarious liability theory.
Claimed amount	-	KRW3,361 million
Status	-	March 23, 2017: Scheduled trial date
Timeline and plan	-	Dispute vicarious liability theory (plaintiffs are not defendant’s customers)
	-	Need to specify claim amount for each plaintiff (criminal charges to be filed against branch employee).
Potential impact	-	Probability of loss is low because there is no privity between plaintiffs and defendant.

(3)	Exercise of Minority Shareholder Rights

Classification		Details
Date of filing	-	August 29, 2016
Parties	- -	Plaintiffs: [XXX] et al. 28 persons Defendants: Five directors present at the board of directors meeting on the disposal of treasury shares held on May 31, 2016
Details	-	Defendants allegedly violated their duties as directors in resolving to dispose of, and in disposing of, treasury shares on May 31, 2016 and as a result must compensate the Company (KB Securities) for the harm caused by paying KRW126,121,239,150, together with a 15% annual interest accrued until the repayment date.
Status	-	Trial court dismissed the case (results of April 14, 2017 judgment); plaintiffs filed an appeal in the appellate court
	-	Rationale of dismissal: All Plaintiffs lost their status as shareholders once the stock swap of the former Hyundai Securities took place on October 19, 2016, and those who lost their status as shareholders are not eligible to become plaintiffs in a shareholder derivative suit.

[Hyundai Savings Bank]

(1)	Claims for Damages (Seoul High Court 2017 Na 2013241)

Classification		Details
Date of filing	-	July 7, 2015
Parties	- -	Plaintiff: Hyundai Savings Bank Defendant: [XX] Construction Inc.
Details	-	Plaintiff extended a loan for the remaining balance on the purchase of a shopping arcade to [XXX] Holdings Inc. and received from the construction company [XX] Construction Inc. in connection therewith a commitment to cooperate in obtaining a security interest of the highest priority; however, [XX] Construction Inc. failed to fulfill its obligations in obtaining such security interest, and the plaintiff was unable to collect on its interest in the auction of the collateral due to a higher priority mortgage of another creditor, resulting in a claim for damages against [XX] Constructions Inc.
Claimed amount	-	KRW821 million
Status	-	Trial – partially decided in favor of plaintiff and received KRW1,024 million as provisional payment from defendant
	-	Both plaintiff and defendant appealed the trial court judgment, and the case is on appeal at the appellate court
Timeline and plan	-	May 21, 2017: Appellate court defense preparation court date
Potential impact	-	Hyundai Savings Bank is the plaintiff so no potential loss even if unsuccessful

(2)	Claim in Restitution for Unjust Enrichment (Supreme Court 2017 Da 223408)

Classification		Details
Date of filing	-	August 6, 2015
Parties	- -	Plaintiff: [XXXXX] Inc. Defendant: Hyundai Savings Bank
Details	-	Plaintiff filed a claim in restitution for unjust enrichment in connection with the excess payment made when Hyundai Savings Bank received repayment for a loan from the plaintiff without applying proceeds from the sale of stock that was pledged as collateral and the public auction of the mortgaged real estate.
Claimed amount	-	KRW2,505 million
Status	-	Trial court partially decided in favor of the defendant and appeal was made after a KRW2,921 million payment was publicly deposited on September 12, 2016
	-	March 15, 2017: Appellate court – decided in favor of the plaintiff with an adjustment to the interest amount
	-	Case is on appeal at Supreme Court
Timeline and plan	-	Awaiting results of appeal
Potential impact	-	As payment of the judgment (principal and interest) was made after the trial court judgment, no potential loss to Hyundai Savings Bank even if appeal is unsuccessful

(3)	Claim in Restitution for Unjust Enrichment (Seoul Central District Court 2016 Ga Hap 561320)

Classification		Details
Date of filing	-	October 14, 2016
Parties	- -	Plaintiff: [XXXXX] Inc. Defendant: Hyundai Savings Bank
Details	-	Plaintiff is the owner of [XXXXX] apartment in [XX]-eup of Chilgok and filed a claim for warranty against defects against Hyundai Savings Bank as joint seller of the apartments at the time of their construction
Claimed amount	-	KRW1,000 million
Status	-	In progress at trial court
Timeline and plan	-	Probability of loss is low because of prior requests to [XXXXX] Inc. for various renouncements and the statute of limitations for restitution for unjust enrichment has passed
Potential impact	-	Expected to recognize provisions in accordance with the trial court judgment

[KB Kookmin Card]

(3)	Claim for Damages (Seoul High Court 2017 Na 2006007, etc.)

Classification		Details
Date of filing	-	Total 118 cases between January 20, 2014 and March 31, 2017
Parties	- -	Plaintiff: App. 83,000 individuals including plaintiff Kang [XX] Defendant: KB Kookmin Card, NH NongHyup, Lotte Card, KCB et al.
Details	-	Lawsuits for recovery of damages for emotional distress caused by leakage of personal information
Claimed amount	-	KRW10,396 million
Status	-	January 22, 2016: Seoul Central District Court (2014 Ga Hap 000000) ordered payment to each plaintiff of KRW100,000 in damages for emotional distress. 71 additional lawsuits with similar claims were filed thereafter.
	-	All of the cases that have been decided have been appealed.
Timeline and plan	-	Judgments for Seoul Central District Court 2014 Ga Dan 00000 and other cases are expected in 2017, and if the decisions are unfavorable even in part, Kookmin Bank intends to appeal all of them.
Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW10,261 million as provision.

(4)	Criminal Action Related to Information Leakage (Seoul High Court 2016 Noh 2150)

Classification		Details
Date of filing	-	April 29, 2015
Parties	- -	Prosecution: Seoul Central District Prosecutors’ Office Defendant: KB Kookmin Card, NH NongHyup, Lotte Card
Details	-	Case brought against defendants for failure to take technical, managerial and physical measures necessary to ensure a safe handling of customers’ personal information, which caused invasion and leakage of such information
Claimed amount		-
Status	-	July 15, 2016: Seoul Central District Court partially decided against defendants and imposed a fine of KRW15 million
Timeline and plan	-	Court decided that the defendants did not violate the Use and Protection of Credit Information Act or the Act on Promotion of Information and Communication Network Utilization and Information Protection, etc. but that the defendants violated the Act on Protection of Personal Information. The company appealed the latter on July 22, 2016, and the appeal is currently in progress.
Potential impact		KRW15 million in penalty.

(5)	Claim for Damages (Supreme Court 2015 Da 37344)

Classification		Details
Date of filing	-	September 13, 2010
Parties	- -	Plaintiff: [XXXX] Inc. and 18 others Defendant: KB Kookmin Card et al.
Details	-	VAN agency plaintiffs claim damages against VAN (value added network) companies and credit card companies due to a collusive reduction of VAN commissions among financial institutions
Claimed amount	-	KRW1,138 million
Status	-	May 22, 2015: Partially decided against defendants, and appeal trial currently in progress
Timeline and plan	-	Will respond according to results of trial
Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW1,285 million as provision.

(6)	Appeal for Cancellation of Imposition of Value Added Tax, Etc. (Seoul Administrative Court 2014 Gu Hap 63169, etc.)

Classification		Details
Date of filing	-	July 16, 2014~September 20, 2016 total five cases
Parties	- -	Plaintiff: KB Kookmin Card Defendant: Head of [XX] Tax Services and 28 others
Details	-	Plaintiff filed an appeal for the cancellation of taxes on payments made to overseas credit card companies, which were recognized as fee income, claiming such payments were non-taxable as overseas services
Claimed amount	-	KRW17,832 million
Status	-	Trial in progress
Timeline and plan	-	Contingent on results of the trial court
Potential impact	-	KB Kookmin Card is the plaintiff so minor potential loss even if unsuccessful, and a refund of value added tax equal to the claimed amount will be made if successful.

As of the date of the Securities Registration Statement, KB Kookmin Card is involved in 32 lawsuits other than the ones above, and none is expected to have a material effect on its operations.

[KB Life Insurance]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Asset Management]

-	Claim for Damages (Seoul Southern District Court 2016 Ga Dan 255471)

Classification		Details
Date of filing	-	November 8, 2016
Parties	- -	Plaintiff: Plaintiff Shin (Wellian 7 Investor) Defendant: KB Asset Management
Details	-	Plaintiff is an investor for the KB Wellian 7 real estate fund. Plaintiff claims defendant violated managers’ good faith principles and investor protection duties in connection with business expense payments.
Claimed amount	-	KRW105 million
Status	-	March 3, 2017: Decision date of arbitration
Timeline and plan	-	To respond based on arbitration result.
Potential impact	-	Expected to recognize provisions in accordance with the trial court judgment

[KB Capital]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Savings Bank]

-	Opposition to Dividend Distribution (Buchon District Court 2016 Ga Hap 454)

Classification		Details
Date of filing	-	November 8, 2016
Parties	- -	Plaintiff: KB Savings Bank Defendant: Defendant Cho
Details	-	Plaintiff is a senior subordinated creditor, and claims dividend distributed to junior subordinated creditor without distributing to senior subordinated creditors as part of cyclical dividend violated priority rules
Claimed amount	-	KRW280 million (portion of total claim applicable to plaintiff)
Status	-	Litigation in progress in Seoul Southern District Court.
Timeline and plan	-	To respond based on litigation result.
Potential impact	-	KB Savings Bank is the plaintiff so no potential loss even if unsuccessful.

[KB Real Estate Trust]

(1)	Change of First Priority Recipient (Seoul Central District Court 2016 Ga Hap 545298)

Classification		Details
Date of filing	-	August 12, 2016
Parties	- -	Plaintiff: [XX] Port Holdings Inc. and one other Defendant: KB Real Estate Trust
Details	-	Plaintiff claims KB Real Estate Trust convinced [XX] Jeon to cooperate in changing the first priority recipient in a commercial contract despite plaintiff being subrogated all of [XX] Jeon’s rights under the contract, and filed a lawsuit to demand recipient name change and damages.
Claimed amount	-	KRW1,442 million
Status	-	Trial in progress
Timeline and plan	-	Judgment expected on June 15, 2017; KB Real Estate Trust will respond based on litigation result.
Potential impact	-	Claimed that KB Real Estate Trust did not previously agree to changing the first priority beneficiary under the mortgage trust agreement and could not have proceeded with the change unilaterally; [XX] Jeon, as independent party, currently in dispute with plaintiff; no potential loss on property of KB Real Estate Trust is thus likely.

(2)	Damages for Rent (Seoul Eastern District Court 2016 Ga Hap 110008)

Classification		Details
Date of filing	-	November 17, 2016
Parties	- -	Plaintiff: [XX] Inc. Planings Defendant: KB Real Estate Trust
Details	-	Trustor plaintiff claims KB Real Estate Trust did not take proper measures to address illegal occupant in the property and seeks damages for rent.
Claimed amount	-	KRW768 million
Status	-	Trial in progress
Timeline and plan	-	June 21, 2017: Scheduled trial date; written submissions have been filed by the parties.
Potential impact	-	Claimed that under the mortgage trust agreement, disposal proceedings had commenced upon first priority beneficiary’s request, and therefore trustor’s rights over property had been extinguished and trustor had obligation to turn over property in trust to KB Real Estate Trust; possibility of KB Real Estate Trust losing the case is low, thus no potential loss on its property is likely.

(3)	Damages for Repair of Defects (Seoul Central District Court 2016 Ga Hap 568697)

Classification		Details
Date of filing	-	November 22, 2016
Parties	- -	Plaintiff: Cheongna Apartments Resident Organization Representative Defendant: KB Real Estate Trust and two others
Details	-	Representative of residents of the property in trust apartment submitted a claim for damages in lieu of defect repairs against KB Real Estate Trust, construction company and defect repair insurance company (claim for KRW2,017 million; filed on December 26, 2016)
Claimed amount	-	KRW2,017 million
Status	-	Trial in progress
Timeline and plan	-	Awaiting appraisal results; trial date to be determined
Potential impact	-	Claimed that, based on Supreme Court precedent, trustor is deemed to be distributor of property due to termination of trust, and therefore KB Real Estate Trust has no obligation to pay damages; possibility of KB Real Estate Trust losing the case is low, thus no potential loss on its property is likely.

(4)	Claim for Sales Proceeds (Seoul Central District Court 2016 Ga Hap 568673)

Classification		Details
Date of filing	-	November 30, 2016
Parties	- -	Plaintiff: [XX] Choi Defendant: KB Real Estate Trust
Details	-	Plaintiff, a creditor of trust beneficiary claims, alleges that KB Real Estate Trust failed to pay to the plaintiff the proceeds from the sale of ownership right of trust property to certain buyers and demands payment.
Claimed amount	-	KRW455 million
Status	-	Trial in progress
Timeline and plan	-	May 23, 2017: Scheduled trial date; written submissions have been filed by the parties.
Potential impact	-	Claimed that KB Real Estate Trust has not received any proceeds, and that the plaintiff’s right to trust income does not exist, since even the bonds of the beneficiary whose claims are superior to the plaintiff’s, as proceeds of the sale, have not been reimbursed; possibility of KB Real Estate Trust losing the case is low, thus no potential loss on its property is likely.

[KB Investment]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Credit Information]

-	Retirement Benefits

Classification		Details
Date of filing	-	September 3, 2015 et al. 7 cases
Parties	- -	Plaintiff: Plaintiff Nah, et al. Defendant: KB Credit Information
Details	-	Contract collector and claim investigator filed a lawsuit claiming that they are employees of defendant and therefore are entitled to retirement benefits.
Claimed amount	-	KRW1,828 million
Status	-	Litigation in progress at trial court
Timeline and plan	-	To respond based on litigation result.
Potential impact		-

-	Unpaid commission (Seoul Western District Court 2016 Ga Dan 219399)

Classification		Details
Date of filing	-	May 13, 2016
Parties	- -	Plaintiff: Plaintiff Koh Defendant: KB Credit Information
Details	-	Plaintiff alleges that KB Credit Information misappropriated commission it owed and filed a lawsuit
Claimed amount	-	KRW36 million
Status	-	Litigation in progress at appellate court
Timeline and plan	-	To respond based on litigation result.
Potential impact		-

[KB Data Systems]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

KB Financial Group is unable to predict the outcome of these and other legal claims and regulatory actions in which it is involved. Accordingly, the outcome of such legal claims and regulatory actions may materially and adversely impact KB Financial Group’s business, reputation, results of operations and financial condition.

O.	Risks Relating to Other Contingent Liabilities

KB Financial Group and its subsidiaries have contingent liabilities, such as payment guarantees and commitments with financial institutions. As of the end of the first quarter of 2017, KB Financial Group’s payment guarantees amounted to KRW 7,434,578 million, and its commitments with financial institutions amounted to KRW 100,097,928 million. Investors should take note of the fact that KB Financial Group’s obligations with respect to its contingent liabilities, such as payment guarantees and commitments with financial institutions, may get triggered due to a variety of factors, including changes in economic conditions or in the credit quality of KB Financial Group and its subsidiaries, which may have a negative impact on the cash flows of KB Financial Group and its subsidiaries.

KB Financial Group and its subsidiaries have contingent liabilities such as commercial paper, payment guarantees and commitments with financial institutions. As of the end of the first quarter of 2017, KB Financial Group’s payment guarantees amounted to KRW 7,434,578 million, and its commitments with financial institutions amounted to KRW 100,097,928 million. Investors should take note of the fact that KB Financial Group’s obligations with respect to its contingent liabilities, such as payment guarantees and commitments with financial institutions, may get triggered due to a variety of factors, including changes in economic conditions or in the credit quality of KB Financial Group and its subsidiaries, which may have a negative impact on the cash flows of KB Financial Group and its subsidiaries.

[KB Financial Group]

(1)	The composition of payment guarantees as of March 31, 2017 and December 31, 2016 is as follows:

			(Unit: KRW millions)
	Type	As of March 31, 2017	As of December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in local currency	Payment guarantees for KB purchased loans	335,444	329,051
	Other payment guarantees in local currency	583,443	858,951

	Subtotal	918,887	1,188,002

Confirmed payment guarantees in foreign currency	Acquisitions of letters of credit	217,478	234,125
	Shipping guarantees	61,292	64,189
	Bid bonds	43,061	64,242
	Performance bonds	654,707	703,076
	Refund guarantees	1,432,507	1,689,343
	Other payment guarantees in foreign currency	1,530,368	1,593,770

	Subtotal	3,939,413	4,348,745

Financial guarantees	Payment guarantees for issuing corporate bonds	31,000	31,000
	Payment guarantees for mortgage	37,599	25,994
	Overseas debt guarantees	261,796	272,255
	International financing guarantees in foreign currencies	48,912	52,961
	Other financial payment guarantees	271,613	334

	Subtotal	650,920	382,544

Total confirmed payment guarantees		5,509,220	5,919,291

Unconfirmed payment guarantees
Unconfirmed payment guarantees	Guarantees of letters of credit	1,786,767	2,068,105
	Refund guarantees	138,591	217,272

Total unconfirmed payment guarantees		1,925,358	2,285,377

Total		7,434,578	8,204,668

(2)	The composition of commitments as of March 31, 2017 and as of December 31, 2016 is as follows:

	(Unit: KRW millions)
Type	As of March 31, 2017	As of December 31, 2016
Commitments
Corporate loan commitments	32,286,101	35,723,627
Consumer loan commitments	16,093,469	15,789,809
Credit line on credit cards	45,994,303	43,937,899
Other agreements to purchase securities, etc.	1,994,589	1,554,221

Subtotal	96,368,462	97,005,556

Financial Guarantees
Credit Line	3,451,255	3,334,648
Agreements to purchase securities	278,200	1,029,100

Subtotal	3,729,466	4,363,748

Total	100,097,928	101,369,304

P.	Legal Restrictions on Financial Holding Companies

Under the Financial Holding Company Act, KB Financial Group, as a financial holding company, has a duty to comply with certain restrictions that may limit its actions, such as capital contribution and investment restrictions, restrictions on extending credit to the same borrower or company and major investors and restrictions on subsidiaries. While there are no relevant transactions between KB Financial Group and its subsidiaries as of the date of submission of the Securities Registration Statement, investors should be aware of the fact that such legal restrictions may exist.

Under the Financial Holding Company Act, KB Financial Group, as a financial holding company, has a duty to comply with certain restrictions that may limit its actions, such as capital contribution and investment restrictions, restrictions on extending credit to the same borrower or same company and major investors and restrictions on subsidiaries, etc. According to Article 48 Paragraph 1 Subparagraph 3 of the Financial Holding Company Act, a subsidiary of a financial holding company, when extending credit to other subsidiaries, may not extend such credit in an amount exceeding 10% of its equity capital, and the total amount of such credit extended to all such subsidiaries must not exceed 20% of its equity capital. Furthermore, when extending credit to subsidiaries within the same financial holding company, the subsidiary extending the credit must obtain collateral in accordance with ratios set by the FSC.

In addition, under the Monopoly Regulation and Fair Trade Act, there are regulations that must be complied with limiting certain activities (holding liabilities in excess of twice the total capitalization) of holding companies. KB Financial Group is in compliance with such restrictions under the Financial Holding Company Act and the Monopoly Regulation and Fair Trade Act. As of the date of submission of the Securities Registration Statement, and there are no relevant transactions between KB Financial Group and its subsidiaries; however, there is a need to constantly be aware of such restrictions.

[Restrictions under the Financial Holding Company Act]

1.	Restrictions on capital contributions and investments

Regulation	Details	Compliance
Restriction on holding shares in affiliates (Article 6-4)	A financial holding company shall not hold shares in its affiliates other than its subsidiaries.	N/A
Obligation to hold shares of subsidiary (Article 43-2)	A financial holding company shall hold at least 50% of the total number of issued and outstanding shares of subsidiaries. (In case of a stock-listed company, at least 30%)	Yes
Restriction on holding shares of other companies (Article 44)	A financial holding company shall not hold shares of another company which is not a subsidiary, etc. in excess of 5% of total number of issued and outstanding shares of such company.	N/A

1.	The share ratio of the subsidiaries above is as of the date of submission of the Securities Registration Statement.

2.	Restrictions on credit extension

Regulation	Details	Compliance
Credit extension to the same borrower (Article 45 (1))	The total amount of credit extended by a financial holding company, etc. to the same borrower shall not exceed 25/100 of the net total amount of the equity capital of such financial holding company, etc.	Yes
Credit extension to the same corporation (Article 45 (2))	The total amount of credit extended by a financial holding company, etc. to the same individual or the same corporation shall not exceed 20/100 of the net total amount of the equity capital of such financial holding company, etc.	Yes
Credit extension to major investors (Article 45-2)	The total amount of credit extended by a bank holding company, etc. to its major investors (including specially-related persons), shall not exceed the amount equivalent to the lesser of (i) 25/100 and (ii) the relevant investor’s investment proportion of the net total amount of the equity capital of the bank holding company, etc. The total amount of credit that may be extended by a bank holding company, etc. to all of its major investors shall not exceed 25/100 of the net total amount of the equity capital of such bank holding company, etc.	N/A

3.	Restrictions on actions of subsidiaries

Regulation	Details	Compliance
Prohibition of credit extension to a financial holding company to which the relevant subsidiary, etc. belongs; (Article 48 (1) 1)	A subsidiary, etc. of a financial holding company shall be prohibited from extending credit to the financial holding company to which it belongs.	N/A
Restriction on holding shares issued by other subsidiary, etc. (Article 48 (1) 2)	A subsidiary, etc. of a financial holding company shall be prohibited from holding shares in other subsidiaries, etc. of such financial holding company to which it belongs (except for holding shares of the company directly controlled by such subsidiary).	N/A
Limit on credit extension to other subsidiaries, etc. and securing of collateral (Article 48 (1) 3, and Article 48 (2))	A subsidiary, etc. of a financial holding company shall not extend credit to any other subsidiaries, etc. in excess of 10/100 of its own equity capital, and the aggregate amount of such credit extensions to other subsidiaries shall not exceed 20/100 of its own equity capital.	Yes
	If subsidiaries, etc. belonging to the same financial holding company mutually extend credit to each other, such subsidiaries, etc. shall have the obligation to secure collateral equivalent to 100% ~ 130% depending on the type of collateral.	Yes

[Restrictions prescribed by the Monopoly Regulation and Fair Trade Act]

Regulation	Details	Compliance
Restrictions on holding companies’ acts (Article 8-2 (2) 1)	Act of holding liabilities in excess of twice the total capital amount	Yes

If a company violates provisions concerning (i) restrictions on capital contribution and investment by a financial holding company, (ii) limits on credit extension, or (iii) restrictions on acts of subsidiaries as prescribed in the Financial Holding Company Act, such violating company is subject to a penalty, and the detailed provisions regarding such penalty are set forth below.

Article 64 of the Financial Holding Company Act (Penalty Surcharges)

Where any financial holding company or its subsidiary, etc. violates Article 6-3, 6-4, 34, 36, 44, 45, 45-2, 45-3, 48, or 62-2 (1), or any major investor violates Article 45-4, the Financial Services Commission may impose penalty surcharges in accordance with the following classification:

1.	In cases of holding stocks in violation of Article 6-3 or 6-4: The aggregate of the book values of the stocks held in violation marked on the balance sheet prescribed by Presidential Decree;

1-2.	In cases of exceeding the limit on extension of credit under Article 34 (2): Not more than 20/100 of the amount of credit extended in excess;

1-3.	In cases of exceeding the limit on stock acquisition under Article 34 (3): Not more than 20/100 of the aggregate of the book values of the stocks acquired in excess of the limit;

2.	In cases of exceeding the stock holding limit under Article 44: Not more than 10/100 of the aggregate of the book values of the stocks held in excess of the limit;

3.	In cases of exceeding the limit on extension of credit under Articles 36 (1) and 45 (1) through (3): Not more than 10/100 of the amount of credit extended in excess of the limit;

4.	In cases of exceeding the limit on extension of credit under Article 45-2 (1) and (2): Not more than 40/100 of the amount of credit extended in excess of the limit;

4-2.	In cases of extending credit, transferring assets without consideration, trading or exchanging assets in violation of Article 45-2 (8) or (9): Not more than 40/100 of the amount of credit extended or the book values of the assets;

5.	In cases of exceeding the limit on stock acquisition under Article 45-3 (1): Not more than 40/100 of the aggregate of the book values of the stocks acquired in excess of the limit;

5-2.	Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit to the major investor in excess of the limit on extension of credit under Article 45-2 (1) or (2): Not more than 40/100 of the amount of credit extended in excess of the limit;

5-3.	Where a major investor violates Article 45-4 whereby a bank holding company, etc. extend credit, transfer assets without consideration, or trade or exchange to the major investor in violation of Article 45-2 (8) or (9); Not more than 40/100 of the amount of credit extended or the book values of the assets;

5-4.	Where a major investor violates Article 45-4 whereby a bank holding company, etc. acquire stocks of the major investor in excess of the stock holding limit under Article 45-3 (1): Not more than 40/100 of the aggregate of the book values of the stocks acquired in excess of the limit;

6.	Deleted; <by Act No. 9788, Jul. 31, 2009>

7.	Where a subsidiary, etc. extend credit to a financial holding company in violation of Article 48 (1) 1: Not more than 10/100 of the amount of credit extended;

8.	In cases of holding stocks of a subsidiary, etc. in violation of Article 48 (1) 2: Not more than 10/100 of the aggregate of the book values of the stocks held;

9.	In cases of exceeding the limit on extension of credit between subsidiaries, etc. in violation of Article 48 (1) 3: Not more than 10/100 of the amount of credit extended in excess of the limit;

10.	In cases of extending credit without securing appropriate collateral in violation of Article 48 (2): Not more than 10/100 of the amount of credit extended;

11.	In cases of trading dishonored assets in violation of Article 48 (3): Not more than 10/100 of the book values of the assets;

12.	In cases of holding stocks in violation of the provisions of Article 48 (5): Not more than 2/100 of the aggregate of the book value of the stocks held;

13.	Deleted; <by Act No. 8571, Aug. 3, 2007>

14.	In cases of holding stocks in violation of Article 62-2 (1): Not more than 2/100 of the aggregate of the book values of the stocks held.

1.	Source: Korean Law Information Center

Such restrictions are unavoidable for the stable management of a major financial institution, and while there are no relevant transactions between KB Financial Group and its subsidiaries as of the date of submission of the Securities Registration Statement, investors should be aware of the fact that such legal restrictions exist, and that violations thereof can result in the imposition of penalties.

Q.	Risks Associated with a Credit Rating Downgrade

The three domestic credit ratings companies have rated KB Financial Group’s credit rating as AAA. For ratings purposes, it appears that KB Financial Group was viewed as being essentially equivalent to Kookmin Bank, which accounts for a significant majority of KB Financial Group’s total assets and revenues and is its principal subsidiary in terms of strategic importance and management personnel. Investors should be aware that, if KB Financial Group’s credit ratings are downgraded due to deteriorating conditions in the industry or other factors, KB Financial Group may experience an increase in domestic and overseas funding costs which may adversely affect KB Financial Group’s financial structure.

The credit ratings and financial condition of the KB Financial Group’s subsidiaries are factors that contribute to its reputation and affect its funding costs. If the subsidiaries possess strong credit ratings or are in a healthy financial condition, financing on relatively favorable terms is possible. However, if the credit ratings of KB Financial Group’s subsidiaries (in particular, Kookmin Bank) are downgraded due to unforeseeable external factors, KB Financial Group’s funding costs may rise, and in such a situation, KB Financial Group may face difficulties in obtaining the necessary funding to support its existing operations or expand into new business areas. As of the date of submission of the Securities Registration Statement, KB Financial Group’s credit rating is AAA. For ratings purposes, it appears that KB Financial Group was viewed as being essentially equivalent to Kookmin Bank, which accounts for a significant majority of KB Financial Group’s total assets and revenues and is its principal subsidiary in terms of strategic importance and management personnel.

[Credit Ratings]

Date of Rating	Evaluated Securities	Credit Rating	Rating Agency (Ratings Range)
March 14, 2014	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
February 23, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
June 4, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
September 16, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
November 18, 2015	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)
November 25, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
May 11, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
June 24, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
June 30, 2016	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)
July 22, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
August 24, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
November 25, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
January 25, 2017	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
February 28, 2017	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)
April 6, 2017	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)

1.	Source: KB Financial Group internal information

[Corporate Bond Credit Rating Definitions]

Rating	Description
AAA	Probability for timely payment is extremely high. In the current state, secure to such a degree that any reasonably foreseeable event would not affect the probability of timely repayment.
AA	Probability for timely payment is very high, but somewhat less than ‘AAA.’
A	Probability for timely payment is high, but somewhat susceptible to external changes in the future.
BBB	Probability for timely payment is adequate, but more likely to be weakened by future market changes.
BB	Probability for timely payment faces no immediate problems, but is speculative in terms of its future stability.
B	Probability for timely payment is low and speculative.
CCC	Contains the possibility of default.
CC	Contains greater possibility of default.
C	Highly likely to default.
D	In default at the present time.

1.	Source: KB Financial Group 2016 annual business report

As described above, KB Financial Group maintains the highest credit ratings. However, investors should be aware that, if its credit ratings are downgraded due to deteriorating conditions in the industry or other factors, KB Financial Group may experience an increase in domestic and overseas funding costs which may adversely affect its financial structure.

R.	Possibility of Issuance of Contingent Convertible Bonds (CoCo Bonds)

Contingent convertible bonds are a new financial product that takes the form of debt but may be recognized as equity (stocks) under Basel III and has terms that provide for conversion into equity or write-off upon the occurrence of certain events (such as designation as an insolvent financial institution). While domestic financial institutions have recently been issuing such contingent convertible bonds, they are subject to high investment risk since investors in such bonds may lose the entire amount of their principal investment upon the occurrence of a write-off event. Investors should be aware that, although KB Financial Group and its subsidiary Kookmin Bank currently have no plans to do so, it is possible that KB Financial Group will decide to issue such bonds in the future.

Contingent convertible bonds (CoCo bonds) are a new financial product that may be automatically converted into equity or fully written off upon the occurrence of certain events, such as a decline in the issuing bank’s capital adequacy ratio below certain levels or the injection of public funds into the bank. Although such bonds take the form of debt, they may be recognized as equity (stocks) under Basel III implemented in December 2013.

While contingent convertible bonds are subject to higher investment risk than other corporate bonds (since investors may lose the entire amount of their principal investment upon the occurrence of a write-off event), they generally offer a higher interest rate and are offered in two forms: subordinated bonds subject to write-off with a maturity of 10 years, and hybrid securities (perpetual bonds) subject to write-off with maturity of over 30 years.

The recent trend of lower interest rates have enabled issuances of contingent convertible bonds at relative low interest rates, and demand for such products from institutional investors such as pension funds and insurance companies has been increasing, leading to increased issuances by domestic financial institutions.

Investors should be aware that, although KB Financial Group and its subsidiary Kookmin Bank currently have no plans to do so, it is possible that KB Financial Group will decide to issue such bonds in the future, based on its internal plans and capital adequacy guidelines.

S.	Risks Related to KB Securities’ Sale of its Affiliates

Under Article 19 Paragraph 1 of the Financial Holding Company Act, the subsidiary of a financial holding company may control as a second-tier subsidiary only those financial institutions and other companies of a limited scope whose businesses are related to the relevant subsidiary’s business; otherwise, such second-tier subsidiary must be either disposed of or converted into a subsidiary of the financial holding company within two years of the addition of the subsidiary. Following the addition of Hyundai Securities as a subsidiary and the establishment of KB Securities in 2016, KB Financial Group is in the process of selling Hyundai Savings Bank and Hyundai Asset Management, which are subsidiaries of KB Securities, in accordance with Article 19 Paragraph 1 of the Financial Holding Company Act. Investors should note that, while KB Financial Group will endeavor to maximize profits and minimize any losses in connection with such sales of unlisted shares of Hyundai Savings Bank and Hyundai Asset Management, some losses may occur as a result of changes in market conditions, strengthening of regulations on the savings banking industry, degree of competitive bidding, as well as results of the valuation.

KB Financial Group was established on September 29, 2008 as a bank holding company. It received the FSC’s approval to add Hyundai Securities as a subsidiary on May 31, 2016, and converted Hyundai Securities into its wholly-owned subsidiary through a small-scale stock swap on October 19, 2016. In addition, KB Financial Group merged an existing 100%-owned subsidiary, KB Investment & Securities, with and into Hyundai Securities on December 30, 2016, which resulted in the establishment of KB Securities as the merged entity.

Hyundai Savings Bank and Hyundai Asset Management, subsidiaries of KB Securities, are expected to be reorganized based on domestic and supervisory regulations that apply to the addition of Hyundai Securities as a subsidiary of KB Financial Group.

Under Article 19 Paragraph 1 of the Financial Holding Company Act, the subsidiary of a financial holding company may control as a second-tier subsidiary only those financial institutions and other companies of a limited scope whose businesses are related to the relevant subsidiary’s business; otherwise, such second-tier subsidiary must be either disposed of, or converted into a subsidiary of the financial holding company within two years of the addition of the subsidiary.

Since Hyundai Savings Bank and Hyundai Asset Management are wholly-owned subsidiaries of KB Securities, and the businesses of KB Securities and Hyundai Savings Bank are not related, Hyundai Savings Bank must be either disposed of or converted into a subsidiary of KB Financial Group within two years of the addition of KB Securities into KB Financial Group under Article 19 Paragraph 1 of the Financial Holding Company Act. KB Securities is pursuing the sale of Hyundai Savings Bank, and on March 2, 2017, commenced a public sale process for Hyundai Savings Bank. The bidding process for the public sale began on May 12, 2017, and a consortium led by Eugene Group was chosen as the preferred bidder. KB Securities has been, and will be publicly disclosing major details of the sale process (please refer to disclosures made by KB Financial Group on March 3, April 3 and May 12, 2017).

Likewise, it has been determined that Hyundai Asset Management will be sold as well, taking into account market conditions, synergy effects and asset management strategies within KB Financial Group, and a sale process, including due diligence of potential bidders, is currently ongoing. Investors should note that details of the sale process will be disclosed in the future based on relevant regulations if such disclosure obligations apply.

KB Financial Group has the duty to maximize profits and minimize any losses in connection with such sales of unlisted shares of Hyundai Savings Bank and Hyundai Asset Management. However, some losses may occur as a result of changes in market conditions, strengthening of regulations on the savings banking industry, degree of competitive bidding, as well as results of the valuation. Accordingly, KB Financial Group will endeavor to make sure the sale of Hyundai Savings Bank will be consummated based on fair market value, and disclose the relevant details. In addition, please note that once the sales of Hyundai Savings Bank and Hyundai Asset Management are consummated, they will cease to be affiliated with KB Financial Group.

In addition, KB Securities has wholly-owned subsidiaries in New York, Hong Kong and Singapore. Although the plan as of the date of the submission of the Securities Registration Statement is to maintain such entities as 100%-owned subsidiaries of KB Securities with no reorganization plan in particular, investors should note that there is a possibility that there may be changes in business scope, capital size and governance structure resulting from future changes in business environment and pursuit of global strategies.

[Corporate Risks Relating to KB Insurance (a Wholly-Owned Subsidiary)]

A.	Risk of Fluctuations in Operating Profit due to Decreases in Insurance Profits and Investment Profits

The operating profit of a general insurance company is generated by offsetting the losses from its insurance operations (above a combined ratio of 100%) by the profits from its investment operations. For 2016, KB Insurance recorded an operating profit of KRW440.8 billion from offsetting the losses from its insurance operations of KRW262.3 billion (a combined ratio of 102.86%) by the profits from its investment operations of KRW703.0 billion. For the first quarter of 2017, KB Insurance recorded an operating profit of KRW133.9 billion from offsetting the losses from its insurance operations of KRW60.9 billion (a combined ratio of 102.11%) against the profits from the investment operation of KRW194.8 billion.

However, the combined ratio of KB Insurance was 102.86% in 2016, which was 0.40% higher than the industry average of 102.46% (for 2016), and its rate of return on invested assets was 3.28% in 2016, which was 0.27% lower than the industry average of 3.55% (for 2016), placing KB Insurance in a relatively inferior position as compared to the rest of the industry.

If the size of KB Insurance’s losses from its insurance operations were to increase or its profits from its investment operations were to decrease in the future, and the profits from its investment operations fail to offset the losses from its insurance operations, the operating profit and the net profit for the period of KB Insurance may decline. Therefore, investors should make their investment decisions after reviewing the risks associated with the insurance operations unit together with the risks associated with the investment operations unit.

The operating profit of a general insurance company is generated by offsetting the losses from its insurance operations by the profits from its investment operations. Profits and losses from insurance operations are affected by the size of premium income and the combined ratio (earned-loss ratio + net operational expense ratio). The earned-loss ratio is a figure derived by dividing the realized loss amount by earned premiums, and the net operational expense ratio is a figure derived by dividing net operational expenses by retained premium, which represents how much of the overall expenses can be paid off by insurance premiums. The combined ratio is the sum of the earned-loss ratio and net operational expense ratio, and a combined ratio over 100% indicates that insurance operations are generating losses. Typically, the combined ratio of general insurance companies is over 100%, and the realized losses from insurance operations are offset by the profits from investment operations, which in turn are affected by the size of the invested assets (invested asset ratio) and the rate of return on the invested assets.

The combined ratio of KB Insurance’s insurance operations in 2016 improved from 106.40% in 2014 to 102.11% in the first quarter of 2017. Such improvement is based on the reduction of loss ratios of long-term insurance and automobile insurance, as well as a decrease in the net operational expense ratio of KB Insurance.

In the case of investment operations, the rate of return on invested assets, which is an important business efficiency index, was 3.28% in 2016 and 3.20% in the first quarter of 2017, which is consistently below the industry average. Moreover, the rate of return on invested assets of KB Insurance has similarly been in decline due to the prolonged low interest rate environment, in line with industry trends.

Based on its insurance sales capacity and loss ratio management, which rank high within the industry, KB Insurance has established a stable insurance income and expenditure structure, as well as a foundation for a growth in its profits from investment operations pursuant to the growth trends of its invested assets. Accordingly, KB Insurance experienced a significant decline in losses from its insurance operations due to an improvement in its loss ratio and net operational expense ratio in 2016, and recorded a net profit of KRW295.8 billion and KRW96.8 billion in 2016 and the first quarter of 2017, respectively.

However, even though KB Insurance’s profits from its investment operations have continued to increase since 2012, the rates of increase realized in the first quarter of each of 2015, 2016 and 2017 were 3.67%, 3.44%, and 10.83%, respectively, which reflect some volatility. In addition, KB Insurance’s loss from its insurance operations increased by 39.09% in 2014, then decreased by 3.62% in 2015, 42.80% in 2016, and 7.07% in the first quarter of 2017, which shows a relatively high level of volatility. Moreover, operating profits and net profits have exhibited volatility during the same periods. Operating losses and net losses for the period may result if profits from investment operations fail to offset losses from insurance operations due to volatility in profits and losses from insurance operations and investment operations.

Investors are advised to make their investment decisions after reviewing the risks associated with KB Insurance’s insurance operations outlined in “– A-1. Risk of Increases in Losses from Insurance Operations” and its investment operations outlined in ““–A-2. Risk of Diminishing Profits from Investment Operations.”

A-1.	Risk of Increases in Losses from Insurance Operations

The proportion of long-term insurance products in KB Insurance’s insurance portfolio amounted to 69.08% in 2016 and 67.20% in the first quarter of 2017, which is relatively large. In addition, the portion of personal insurance products within long-term insurance products is continuously increasing (49.31% in 2012 g 76.67% in the first quarter of 2017), while the portion of savings-type insurance has decreased (33.68% in 2012 g 11.81% in the first quarter of 2017). Moreover, collected insurance premiums from automobile insurance sales increased 7.68% (on a simple annualized basis) from KRW2.3 trillion in 2016 to KRW546.7 billion in the first quarter of 2017.

In the future, if an increase in long-term insurance premiums composed mainly of personal insurance products and insurance premiums from automobile insurance products were to be limited, KB Insurance’s growth in profits from its insurance operations may be limited. In addition, although the combined ratio of KB Insurance is improving (104.64% in 2013 g 102.11% in the first quarter of 2017), losses from its insurance operations may increase if the loss ratio from automobile insurance continuously remains high as compared to the rest of the industry, or KB Insurance’s net operational expense ratio does not improve.

Profits from KB Insurance’s insurance operations is materially affected by the size of premium income (recorded based on the collected insurance premiums below) and the combined ratio (earned-loss ratio + net operational expense ratio). Although collected insurance premiums of KB Insurance increased from approximately KRW8.9 trillion in 2012 to approximately KRW9.4 trillion in 2016 and KRW2.5 trillion in the first quarter of 2017, the rate of increase has remained in the single digits since 2013.

A closer look at the insurance portfolio of KB Insurance reveals that the proportion of collected insurance premiums of long-term insurance products has remained high at 69.08% in 2016 and 67.20% in the first quarter of 2017. In particular, the proportion of personal insurance within long-term insurance products was the largest at 73.53% in 2016 and 76.67% in the first quarter of 2017, while the proportion of savings-type insurance products was the second largest at 14.39% in 2016 and 11.81% in the first quarter of 2017. In response to the low interest rate environment, KB Insurance has reduced the proportion of its savings-type insurance products and strengthened its sales activities focused on protection-type insurance products. As a result, collected insurance premiums from the savings-type insurance products have continued to decline and their proportion has also steadily decreased since 2012. Therefore, if growth of collected insurance premiums from personal insurance within long-term insurance products were to be limited or the size of the collected insurance premiums from general insurance ceased to increase in the future, KB Insurance may face the potential risk of reduced earnings from premium income.

The combined ratio of KB Insurance, which affects the profit from its insurance operations together with the size of its premium income, has remained higher than the industry average, but such figure has consistently improved since 2014 (from 106.40% in 2014 to 102.11% in the first quarter of 2017). Such improvement in the combined ratio of KB Insurance has resulted from an improvement in the earned-loss ratio of overseas insurance and automobile insurance.

More specifically, trends in the operating profits from each insurance type of KB Insurance are as follows. The significant decrease in losses from insurance operations in 2016 was mainly attributable to the stabilization of overseas insurance, which belongs to the general insurance category. In addition, the stabilization of income and expenditure structure of automobile insurance resulting from successive increases in premium rates has contributed to an improvement of the overall insurance income and expenditure structure. Since its acquisition by KB Financial Group, KB Insurance made an additional contribution of reserves (approximately US$70 million) to its U.S. branch in September 2015, which resulted in a large-scale loss in the general insurance category, including overseas insurance, but such contribution of reserves seems to have had the effect of mitigating uncertainties relating to the U.S. branch, which had been a burden on the insurance income and expenditure structure of KB Insurance.

Although the combined ratio of KB Insurance is improving, the failure to steadily manage the earned-loss ratio of long-term insurance or the rise of the earned-loss ratio of overseas insurance and automobile insurance may negatively affect the insurance operational profits of KB Insurance. In addition, an increase in, or the failure to improve, the net operational expense ratio of automobile insurance or long-term insurance may lead to a limit on the improvement of the combined ratio, which in turn may have a negative effect on the profit from insurance operations of KB Insurance.

A-2.	Risk of Diminishing Profits from Investment Operations

The size of KB Insurance’s invested assets (invested asset ratio) was approximately KRW23 trillion (79.23%) in 2016, which reflects an increase from KRW13.6 trillion in 2012. On the other hand, the rate of return on such invested asset has consistently declined (3.91% in 2014 g 3.20%) due to a low interest rate environment.

Accordingly, to improve its rate of return on invested assets, KB Insurance is increasing the portion of foreign exchange-based marketable securities and beneficiary certificates (portion of foreign exchange-based marketable securities increased from 6.8% in 2012 to 18.9% in the first quarter of 2017, while the portion of beneficiary certificates increased from 3.3% in 2012 to 10.1% in the first quarter of 2017). However, investors should make their investment decisions after sufficiently reviewing the fact that this may also increase uncertainties on performance and certain foreign exchange rate risks, which in turn could increase uncertainties on profit from investment operations.

Profits from investment operations are affected by the size of the invested assets (invested asset ratio) and the rate of return on such invested assets.

To elaborate on the size of KB Insurance’s invested assets (invested asset ratio), its total assets on a separate basis amounted to approximately KRW29.3 trillion (invested asset ratio of 79.23%) as of the end of 2016, which is 2.41% lower than the average invested asset ratio of the industry as of the end of 2016, which was 81.63%. In addition, KB Insurance’s total assets on a separate basis as of the end of the first quarter of 2017 was approximately KRW29.7 trillion (invested asset ratio of 78.27%), reflecting a decrease of 0.95% from the end of 2016. The size of KB Insurance’s invested assets decreased temporarily during the first quarter of 2017. However, KB Insurance expects to continue to also grow the absolute size of its invested assets based on an influx of insurance premiums from its long-term insurance products, which would lead to the size of profits from each type of invested asset having a material effect on the rate of return on invested assets and the profitability of KB Insurance.

Meanwhile, the rate of return on invested assets has steadily declined due to the low interest rate environment (3.91% in 2014 g 3.20% in the first quarter of 2017), which is relatively low compared to the industry (consisting of domestic general insurance companies) average of 3.55% in 2016. The decline in the accumulated rate of return on invested assets in 2016 compared to the previous year was caused by the impact of a low interest rate environment, which was applicable to the entire industry, as well as the recognition of impairment losses and the establishment of allowances for bad debt related to D’Live (formerly, C&M). In connection with the foregoing, despite the growth of invested assets, the accumulated profits from investment operations of KB Insurance in 2016 only increased by 3.4% from the previous year.

Marketable securities and loans account for the majority of invested assets of KB Insurance and its investment profits. The size of marketable securities amounted to approximately KRW14.6 trillion in 2016 and approximately KRW15.1 trillion in the first quarter of 2017, which represents an increase in their proportion within total invested assets (50.9% in 2012 g 65.05% in the first quarter of 2017), and accordingly, investment profits have also increased, amounting to approximately KRW426.3 billion in 2016 and approximately KRW122.3 billion in the first quarter of 2017, which also represents an increase in their proportion within total investment profits (49.4% in 2012 g 62.8% in the first quarter of 2017). On the other hand, the proportion of loans within invested assets is diminishing (37.0% in 2012 g 28.2% in the first quarter of 2017), and their proportion within total investment profits is also decreasing (44.1% in 2012 g 33.7% in the first quarter of 2017).

Out of KB Insurance’s total investments in marketable securities, the proportion of bonds (i.e., national and public bonds, special bonds, financial bonds and corporate bonds) amounted to 30.7% in 2016 (32.1% in the first quarter of 2017). Hence, when taken together with the proportion of loans (29.2% in 2016 and 28.2% in the first quarter of 2017), 59.9% of the total invested assets held by KB Insurance as of 2016 (60.3% in 2017 1Q) consists of interest-earning assets. The profitability of such interest-earning assets had declined up to 2016 due to a prolonged low interest rate environment. However, such profitability has increased during the first quarter of 2017 as a result of an increase in interest rates on domestic bonds, which in turn resulted from a rise in interest rates in the United States.

Despite the increase in policy rates by the U.S. government, a low interest rate environment is expected to continue in Korea because the Bank of Korea decided to maintain its current base rate in April 2017. Therefore, the rate of return for bonds included in invested assets and the loan interest rates of KB Insurance may decline further due to decreases in major interest rates and, when considering the proportion of interest-earning assets within KB Insurance’s invested assets, there is a possibility that its rate of return on invested assets may also further decline due to the declining profitability of interest-earning assets.

In order to guard against the declining rate of return on invested assets, KB Insurance has increased its proportion of foreign exchange-based marketable securities and beneficiary certificates within its invested assets. As a result, the proportion of foreign exchange-based marketable securities within total invested assets steadily increased from 6.8% in 2012 to 18.4% in 2016 and 18.9% in the first quarter of 2017. The proportion of beneficiary certificates within invested assets of KB Insurance increased from 3.3% in 2012 to 9.7% in 2016 and 10.1% in the first quarter of 2017. Although the extent of dependency on interest-earning assets has diminished following the increase in the proportion of foreign exchange-based marketable securities and beneficiary certificates, the risk of exposure to foreign exchange risk for some of the foreign exchange-based marketable securities and uncertainties surrounding the performance of beneficiary certificates have since increased.

Investors should make their investment decisions by sufficiently reviewing the fact that the profitability of interest-earning assets, which account for the largest proportion of the invested assets of KB Insurance, is declining due to a decrease in base rates and major interest rates, as well as the fact that, as an effort to guard against the declining rate of return on invested assets, KB Insurance has increased the proportion of its foreign exchange-based marketable securities and beneficiary certificates, further increasing uncertainties on performance and foreign exchange risks.

B.	Risk of Fluctuations in Risk-Based Capital Adequacy Ratio

The RBC ratio of KB Insurance was 168.7% at the end of 2016 and 172.0% at the end of the first quarter of 2017, which is lower than the average of domestic general insurance companies of 227.9% (in 2016). Major factors contributing to fluctuations in the RBC ratio of KB Insurance include the recent strengthening of the RBC ratio regime, including the introduction of a consolidated RBC system, and valuation gains and losses on bonds under management based on changes in interest rates, as well as fluctuations in earned surplus based on net profit for the period.

The downward pressure on RBC ratio is anticipated to continue due to the “strengthening of the RBC ratio regime” in the future. Given such conditions, the RBC ratio of KB Insurance (capital adequacy) may be negatively affected if other comprehensive accumulated profits and losses decline following an increase in interest rates of bonds, earned surplus decline following a decrease in net profit for the period, or unforeseen risk amounts (relating to insurance, interest rates, credit, market and business) increase.

Meanwhile, if KB Insurance fails to respond adequately to IFRS17, which is scheduled to apply from 2021, and as a result fails to meet the requirements demanded by the financial authorities, then KB Insurance may be subject to business disadvantages. In addition, investors should note that, in case KB Insurance raises additional capital to comply with the RBC regulations, a dilution in the value of shares held by existing shareholders, as well as a decline in profit due to capital costs, may occur.

The RBC ratio is calculated by dividing available capital (solvency amount) by required capital (solvency base amount), which is derived by consolidating insurance risk, interest rate fluctuation risk and asset management risk. In addition, unlike the previous solvency base amount, which only reflects insurance risk by simplifying the liability reserve at a certain ratio, the RBC ratio is an index that incorporates a profit and loss absorption capacity in preparation for a diverse array of risks, such as interest rate risk, credit risk and market risk.

The RBC ratio fluctuates due to various factors that affect the fluctuations in required capital and available capital. Major factors contributing to fluctuations in the RBC ratio of KB Insurance include the recent strengthening of the RBC ratio regime, valuation gains and losses on bonds under management based on changes in interest rates, as well as fluctuations in earned surplus based on net profit for the period. The continuing changes to the RBC ratio of KB Insurance amid the strengthening of the RBC ratio regime can be seen below.

[Changes in RBC Ratios of KB Insurance and the Industry]

(Unit: KRW millions, %)
Category	March 2017	December 2016	December 2015	December 2014	December 2013	March 2013
Total Domestic General Insurance	NA	227.91	244.34	256.28	261.02	284.86
KB Insurance (A/B)	172.0	168.7	170.2	173.6	172.9	177.0
Available Capital (A)	2,870,010	2,773,995	2,379,044	2,020,760	1,661,730	1,638,323
Required Capital (B)	1,668,477	1,644,473	1,397,977	1,164,332	961,283	925,846
Earned Surplus (Deficiencies)	1,906,722	1,849,514	1,577,406	1,459,077	1,329,339	1,178,310
Rate of Increase of Earned Surplus	3.09%	17.25%	8.11%	9.76%	12.82%	NA
Other Comprehensive Accumulated Profits and Losses	198,943	204,374	288,489	252,240	105,206	345,717
Rate of Increase of Comprehensive Accumulated Profits and Losses	(2.66%)	(29.16%)	14.37%	139.76%	(69.57%)	NA

1.	RBC Ratio = Available Capital / Required Capital x 100.
2.	Figures for 2016 and 1Q 2017 are based on consolidated RBC ratio.
3.	Figures for 2014 reflect revisions amending accounting errors from the previous period.

Source: Financial Statistical Information System; 1Q 2017 information provided by KB Insurance

KB Insurance maintains a higher capital adequacy level than the RBC standard required by financial authorities. Although the size of required capital has expanded due to an increase in credit risk amounts caused by a growth in invested assets and the enhancement of calculation standards, as well as an increase in interest rate risk amounts given the decrease in interest rates, the high RBC ratio is a result of stable profit generation and internal reserves.

However, the solvency ratio of KB Insurance stayed lower than the industry average for the past three years. In particular, its solvency ratio (RBC) decreased 1.5% from the end of 2015 to 168.7% at the end of 2016 (172.0% in the first quarter of 2017). Such a decrease resulted from a decline in gains and losses on available-for-sale securities, which in turn was a result of the implementation of a consolidated RBC ratio at the end of 2016, as well as an increase in interest rate in the United States following the election of President Trump. In order to prevent a decline in its RBC ratio, KB Insurance conducted a capital increase of approximately KRW170.6 billion.

[Capital Increase by KB Insurance in 2016]

Date	Issue Type	Type of Shares	Number of Shares	Issue Price	Allocated Third Party
December 30, 2016	Capital Increase (Third Party Allocation)	Common Shares	6,500,000	KRW170.6 billion	KB Financial Group

It is forecasted that the “strengthening of the RBC ratio regime” will act as a factor that causes required capital levels to increase and the RBC ratio to decrease. Given such conditions, the RBC ratio of KB Insurance (capital adequacy) may be negatively affected if other comprehensive accumulated profits and losses decline following an increase in interest rates of bonds, earned surplus declines following a decrease in net profit for the period, or unforeseen risk amounts (relating to insurance, interest rates, credit, market and business) increase.

In order to comply with strengthened regulations on the RBC ratio, KB Insurance may raise additional capital by conducting capital increases or issuing hybrid capital securities. While details may differ based on each capital increase plan, dilution in the value of shares held by existing shareholders, as well as a decline in profit due to an increase in funding costs, may occur.

Investors should note that, if KB Insurance fails to adequately respond to the upward adjustment of credibility level for the calculation of interest rate risk at the end of 2016, or to the intermediate- and long-term decline in its RBC ratio resulting from the implementation of IFRS17, which is scheduled to apply starting in 2021, KB Insurance may be subject to business disadvantages, which may lead to the inability of KB Insurance to respond to other unforeseen risks.

C.	Risk of Declining Net Asset Value and Profits and Losses Triggered by Fluctuations of Market Risk Factors (Interest Rate, Stock Prices and Exchange Rates)

KB Insurance’s market risk amount decreased 13.53% from KRW53.8 billion in 2015 to KRW46.5 billion in 2016 (approximately KRW38.4 billion at the end of the first quarter of 2017). This is caused by the fact that, despite an increase in the exposure to market risk relating to short-term securities available for sale and foreign currency-based assets and liabilities (KRW3.5 trillion in 2015 g KRW5.0 trillion in 2016 g KRW4.9 trillion in the first quarter of 2017), the market risk ratio decreased from 6.94% in 2015 to 4.79% in 2016 (6.45% in the first quarter of 2017), which was the result of the hedging effect of derivative financial transactions.

Moreover, although the proportion of foreign currency-based assets and liabilities within the market risk amount is expected to increase due to the future expansion of foreign exchange-based securities within the invested assets of KB Insurance, it is expected that KB Insurance will be able to properly manage related risks through derivative financial transactions. Despite the foregoing, if KB Insurance fails to respond to unforeseen market risks, such failure may have a negative effect on KB Insurance’s profits and net assets. Investors should make their investment decision after sufficiently reviewing the level of exposure of KB Insurance’s invested assets to market risk factors.

Market risk refers to the risk of losses which could occur from fluctuations in asset values triggered by changes in market prices, i.e., stock prices, interest rates and exchange rates. For insurance companies responsible for managing insurance premiums from their customers, the exposure of their invested assets to market risks is unavoidable.

The market risk amount of KB Insurance was KRW46.5 billion in 2016 (KRW38.4 billion in the first quarter of 2017), and the market risk of foreign currency-based assets and liabilities was KRW349.7 billion in 2016 (KRW357.8 billion in the first quarter of 2017), which represents a 30.30% increase from KRW268.4 billion in 2015. However, by performing risk management through derivative financial transactions, KB Insurance reduced its market risk ratio from 6.94% in 2015 to 4.79% in 2016 (6.45% in the first quarter of 2017).

Although the market risk for foreign currency-based assets and liabilities is expected to rise in the future if the proportion of foreign exchange-based securities among invested assets expands, KB Insurance will likely manage the relevant risk adequately through conducting derivative financial transactions. However, in the event unforeseen changes in the market take place, rapid fluctuations in KB Insurance’s profits and losses, as well as net assets, may occur unless KB Insurance responds appropriately.

According to an analysis of KB Insurance’s sensitivity with respect to changes in market risk factors (i.e., exchange rates, interest rates and stock prices), for every KRW100 change in the base exchange rate, the base profits and losses in 2016 are estimated to change by approximately KRW2.3 billion (KRW10.7 billion at the end of the first quarter of 2017), and for every 10% change in stock price, assets are estimated to change by approximately KRW75.4 billion (KRW14.1 billion at the end of the first quarter of 2017). In particular, in the case of interest rates, for every 100bp change, it is estimated that a change in assets alone of KRW479.9 billion (KRW384.0 billion at the end of the first quarter of 2017) will take place. This represents an increase of approximately KRW8.5 billion from the estimated effect on capital change of approximately KRW471.4 billion for every interest rate change (100bp) in 2015.

Investors should note the fact that the foregoing sensitivity analysis is merely an analysis of the effect on KB Insurance following changes in market risk factors. It does not consider the potential credit risk to the transacting counterparty caused by the changes in market risk factors. In addition, KB Insurance’s profits and losses and capital may change due to the foregoing market risk changes (i.e., changes in exchange rates, interest rates and stock prices), and such changes may affect the capital adequacy (RBC ratio) of KB Insurance. Therefore, investors should make their investment decision after taking into account the foregoing points.

D.	Risk of Declining Capital Adequacy Following an Increase in Credit Risk, Such as Insolvent Asset Holdings

KB Insurance’s substandard asset ratio is increasing (0.33% in 2015 to 0.45% in the first quarter of 2017) and credit risk ratio is also increasing (2.50% in 2015 to 2.97% in the first quarter of 2017).

If early detection of insolvency symptoms fails or a credit risk event occurs due to rapid changes in the economy, capital adequacy would deteriorate and additional allowances would have to be made, which could lead to lower profitability and financial soundness caused by the reduction of net profits and equity capital.

An insurance company’s key asset soundness index includes the weighted non-performing asset ratio and the risk-weighted asset ratio. The weighted non-performing asset ratio is an index which represents the proportion of weighted non-performing assets to the assets subject to soundness classification held by an insurance company; the lower the ratio, the higher the asset soundness. The risk-weighted asset ratio represents the proportion of assets with the risk of non-performance to total assets; the higher the ratio, the more likely an asset will become a non-performing asset.

KB Insurance’s risk-weighted asset ratio was 52.84% in 2015, which was 4.54% higher than the industry average of 48.30%, and 50.25% in the first quarter of 2017. However, the weighted non-performing asset ratio of KB Insurance was 0.22% in 2015, which was 0.4% lower than the industry average of 0.26%, and 0.26% in the first quarter of 2017. Moreover, KB Insurance’s substandard asset ratio was 0.33% in 2015, which was 0.08% lower than the industry average of 0.41%, and 0.41% in the first quarter of 2017.

Driven by the inclusion of new assets and KB Insurance’s active efforts to write off non-performing assets, the asset soundness index shows a trend of improvement; the weighted non-performing asset ratio and the substandard asset ratio decreased from 0.6% and 1.33% respectively, at the end of March 2013 to 0.25% and 0.45% respectively, at the end of the first quarter of 2017.

The assets subject to soundness classification are mainly comprised of loans and marketable securities. However, substandard assets mainly consist of insurance receivables along with loans. The amount of substandard loans at the end of the first quarter of 2017 was KRW 71 billion (substandard asset ratio of 1.00%), which increased from KRW 40 billion in 2015 (substandard asset ratio of 0.56%). Substandard insurance receivables also increased from KRW 17 billion in 2015 (substandard asset ratio of 13.87%) to KRW 23 billion at the end of the first quarter of 2017 (substandard asset ratio of 17.14%), which became the key factor behind the increase in KB Insurance’s substandard asset ratio.

The key factors behind the increase in the substandard asset ratio for loans were the impairment losses and accumulation of allowances for bad debt in connection with D’Live (formerly, C&M). The substandard asset ratio also increased because substandard insurance receivables increased by KRW 4 billion from KRW 17 billion in 2015.

Therefore, given the relatively large proportion of loans and insurance receivables, investors should note that allowances for bad debt may accumulate due to additional substandard classifications, that certain loans may be impaired or insurance receivables may not get collected, and that these factors may in turn negatively impact profitability and asset soundness.

KB Insurance’s invested assets are subject to credit risks. Of KB Insurance’s invested assets (including deposits), loans accounted for 28.2% as of the end of the first quarter of 2017 and marketable securities accounted for 65.05%, which made loans and marketable securities the most invested asset types. Bonds, comprising the largest proportion of marketable securities (i.e., national and public bonds, special bonds, financial bonds, and corporate bonds; “bonds”), accounted for 32.1% of total invested assets as of end of the first quarter of 2017. However, because of an increase in beneficiary certificates and foreign currency securities, the proportion of bonds decreased from 31.56% in 2012. The ratio of risk-free assets (current deposits and balance + national and public bonds + special bonds + policy loans) was 33.43% at the end of the first quarter of 2017 and maintained a level higher than 30%.

KB Insurance’s total exposure at the end of the first quarter of 2017 amounted to KRW 25.9759 trillion and the credit risk amount was KRW 771.3 billion. The credit risk ratio, a figure calculated by dividing the credit risk amount by total exposure, was 2.97% in 2016, which was a 0.47% increase from 2.50% in 2015.

Notwithstanding KB Insurance’s efforts to maintain asset soundness, if it fails to detect insolvency symptoms early or if a credit risk is realized following rapid changes in economic conditions, KB Insurance may have to accumulate allowances due to the deterioration of asset soundness, which could potentially lead to a decrease in net profits and equity capital, thereby reducing the overall corporate profitability and financial security of KB Insurance.

E.	Risks Relating to Interest Rate Fluctuations

The interest rate risk amount is calculated by quantifying the risk of the duration gap between assets and liabilities and negative spread risk based on guaranteed interest rate products. Due to the increase in interest rates after the election of Donald Trump, some Korean market interest rates also increased in the second half of 2016; however, the interest rate risk amount (KRW414.1 billion in 2015 to KRW 486.6 billion in the first quarter of 2017) increased due to the continuous decline of market interest rates, absolute increases in asset and liability exposure, and negative spread risk. Investors should note that management of the duration gap between assets and liabilities and negative spread risk caused by changes in interest rates is important for general insurance companies, and if KB Insurance fails to adequately manage such risks, it could experience diminishing net asset values and profits.

Interest rate risk can be classified into economic interest rate risk and profit-and-loss interest rate risk. Economic interest rate risk refers to the risk of a net asset value declining when the interest rate decreases (or increases), when the average maturity of liabilities is longer (shorter) than the average maturity of assets. Profit-and-loss interest rate risk refers to the interest rate’s negative spread risk caused by the discrepancy between the accumulated interest rates of insurance policies and the rates of return on investment.

Liability exposure is defined as the amount calculated by adding unearned premium reserves to and deducting the cancellation deduction amount from the insurance premium reserve, and asset exposure refers to interest-earning assets, excluding short-term securities available for sale, assets that only collect fees and not interest, and substandard assets under the asset soundness classification standards.

KB Insurance manages interest rate risk by regularly calculating it based on the standard model and internal models and reporting such risk to management at the end of each quarter. It manages and reports yearly interest rate risk limits by securing approval from the risk management committee and also conducts and analyses stress tests to manage interest rate risk levels and the ability to endure extreme circumstances. It has established and implemented asset management strategies so that adequate spreads and durations that take interest rates on liabilities into account are maintained. Moreover, to manage adequate secondary profits and losses, KB Insurance obtains approval from the committee before making any changes to the interest rates applicable to the calculation of insurance premiums and minimum guaranteed interest rate products.

The absolute value of the exposure amount connected to interest rate risks for liabilities is continuously increasing and the interest rate-sensitive amount is also increasing. However, through duration management, KB Insurance was able to reduce the difference in interest rate- sensitive amounts between interest-earning assets and interest-bearing liabilities from KRW12.2478 trillion in 2015 to KRW 6.2912 trillion in the first quarter of 2017. However, due to the increase in comprehensive risk, i.e., the negative spread risk triggered by the continuous decline in interest rates and minimum guaranteed interest rate products, the interest rate risk amount increased from KRW414 billion to KRW 486.6 billion in the first quarter of 2017, which represents an increase of KRW 72.5 billion.

With respect to insurance operations, KB Insurance sells both fixed and floating interest rate insurance products which guarantee minimum interest rates. A minimum guaranteed interest rate refers to the minimum interest rate that an insurance company promises to pay even if the market-index interest rate or the rate of return on invested assets falls. The minimum guaranteed rate is established in the terms and conditions of each insurance product, and when the publicly announced interest rate falls below the minimum guaranteed interest rate of the relevant product, KB Insurance credits the minimum guaranteed interest rate to the accumulated insurance premium reserves with its own funds in order to guarantee payment of the minimum guaranteed interest.

Accordingly, KB Insurance faces the risk of negative spreads depending on differences in interest rates (the effect on the asset-liability ratio) between interest-earning assets and interest-bearing liabilities (fixed interest rate and floating interest rate products). The amount of assets subject to interest rate negative spread risk may increase when the market interest rate falls because income may decrease on the debt instruments acquired in order to pay the accumulating interest from KB Insurance’s fixed or minimum guaranteed interest rate products.

In order to manage the economic interest rate risk, KB Insurance adequately matches the interest rate sensitivity of assets and liabilities and minimizes the risk of declining net asset value. Moreover, KB Insurance also enhances the management of profit-and-loss interest rate risks, i.e., the risk of loss associated with the decrease in the interest credit rate (i.e., publicly announced interest rate). Despite the foregoing efforts, if management of interest rate fluctuations is not adequately performed or the market interest rate undergoes rapid unforeseen fluctuations, KB Insurance’s net assets and profits and losses may be significantly affected. Hence, investors are advised to make an investment decision after sufficiently reviewing the risks associated with interest rate fluctuations.

F.	Liquidity Risk

The cash flow ratio of KB Insurance was 37.5% in 2015, 37.4% in 2016, and 37.5% in the first quarter of 2017, which was lower than the industry average of 38.9% (as of 2015). Its liquidity ratio was also lower than the industry average of 182.5%, at 124.0% in 2015, 136.2% in 2016, and 108.4% in the first quarter of 2017. When taking into account the characteristics of general insurance companies which could potentially face rapid increases in insurance claim payments in the short-term, KB Insurance may be considered to face a higher liquidity risk than the rest of the industry.

An insurance company’s liquidity risk refers to the risk of loss attributable to sales of assets or the incurring of debt due to insufficient available funds to satisfy payment obligations in connection with mismatches between available liquid assets and matured, accelerated or otherwise payable debt, decreases in new subscriptions or increases in cancellation rates, or a deficiency in payment reserves due to an increase in insurance claim payments or refunds. Though a general insurance company would have less need for external loans because of its long-term insurance premium earnings, such a company may potentially be subject to large insurance payment obligations triggered by intermediate cancellation claims or the occurrence of unforeseen events such as natural disasters. The insurance company may experience insufficient cash flow during such periods, and therefore would need to appropriately manage its liquidity.

KB Insurance’s liquidity gap between short term assets and liabilities (of 3 months or shorter) as of the end of the first quarter of 2017 was approximately KRW 7,379 billion, and the liquidity gap between total assets and total liabilities was approximately KRW 1.099 trillion in the same period, which leads to the conclusion that the possibility of a liquidity deficiency in the ordinary course of business would be low. However, since KB Insurance shows a lower cash flow ratio and liquidity ratio than the rest of the industry, it is in an weaker position relative to the industry from the perspective of liquidity risk, and it may be more vulnerable to situations where liquid funds are temporarily lacking relative to the rest of the industry.

KB Insurance’s liquidity ratio was consistently lower than the industry average of 182.5% (as of 2015), recording 124.0% in 2015, 136.2% in 2016, and 108.4% in the first quarter of 2017. KB Insurance is currently maintaining and managing a liquidity ratio of over 100% (RAAS Liquidity Rank 3). Meanwhile KB Insurance maintains and manages the share of highly liquid national and public bonds at the level of average insurance claim payments so that it can maintain an adequate level of liquidity.

As such, KB Insurance has a cash flow balance ratio and liquidity ratio that are each lower compared to the rest of the industry and faces higher liquidity risk as a general insurance company, which could face rapid increases in insurance claim payments made in the short term. Therefore, investors should make an investment decision after sufficiently reviewing the liquidity risk of KB Insurance.

G.	Risks Relating to Unconsolidated Structured Entities

KB Insurance on a consolidated basis as of the first quarter of 2017 recognizes in connection with unconsolidated structured entities approximately KRW 2.241 trillion of available for sale financial assets, approximately KRW 2.444 trillion of debt securities, and KRW 5 billion of other assets, with the maximum loss exposure amount of KB Insurance vis-à-vis unconsolidated structured entities at approximately KRW 4.8 trillion. KB Insurance cannot exercise control over decision-making in an unconsolidated structured entity, and in the event of any issues regarding payments by such entity or failure of business to proceed as scheduled, losses may result in the investment amount and could create an additional financial burden on KB Insurance.

KB Insurance involves itself in structured entities through investments such as structured financing or investment funds, and the key characteristics of such structured entities are as follows.

An unconsolidated structured entity that is categorized as an “asset-backed securitization” issues asset-backed securities based on liquid assets and pays principal and interest or dividends on the asset-backed securities with earnings or loans from the management, investment, and disposal of its liquid assets. The structured entity transfers the relevant risk following the issuance of asset-backed securities by selling the securities or to an entity like KB Insurance (which receives fees or interest) or through risk participation agreements.

An unconsolidated structured entity that is classified as “structured financing” includes real estate project financing companies, public infrastructure development corporations, and special-purpose companies for maritime (or aerospace) financing. Structured financing is primarily a means to procure funds for large-scale yet risky businesses through investments in the economic feasibility of a specific business or project rather than the company’s credit or collateral, and the structure permits investors to collect earnings created from the proceeds of the business. In structured financings, KB Insurance provides funds in the form of loans to equity investments in the structured company.

An unconsolidated structured entity that is classified as an “investment fund” includes investment trusts and private equity funds. An investment trust (beneficiary certificate) refers to a collective investment vehicle in the form of a trust where a trustor – a collective investment company – causes a trustee to invest and manage the entrusted assets in accordance with its instructions, while a private equity fund (a “PEF”) is a collective investment vehicle defined under the Capital Market Integration Act, which is established via private financing to invest fund assets into a company’s stock or equity for the purpose of increasing the value of the company by participating in management and improving the corporate or control structure, and later distributing the earnings to its partners. A PEF is a partnership under the Commercial Code. KB Insurance recognizes profits and losses from equity investments and dividend earnings in proportion to its shareholding stake in the investment fund, and may be exposed to the loss of principal when the value of the relevant investment fund falls.

KB Insurance’s exposure to unconsolidated structured entities as of the first quarter of 2017 was approximately KRW 4.4 trillion, and there are no investments in unconsolidated structured entities with KB Insurance’s affiliated persons as transaction counterparties.

KB Insurance cannot control the decision-making of structured entities, and investors should note that if issues arise regarding any payment obligations or the business performance of structured entities, KB Insurance may incur losses and additional financial burdens as a result.

H.	Risks Relating to Contingent Liabilities

KB Insurance has been subject to sanctions, surcharges and administrative fines imposed by financial authorities, and, as of the end of the first quarter of 2017, the total value of litigation claims against KB Insurance amounts to approximately KRW 327.3 billion, which is a 4.10% increase from KRW 311.4 billion at the end of 2015. Depending on the probability of future sanctions and the results of ongoing litigation, KB Insurance faces potential financial and non-financial losses.

KB Insurance or its employees and officers have been subject to sanctions imposed by the financial supervisory authorities due to violations of the Insurance Business Act and the Credit Information Use and Protection Act in regard to its business operations.

To prevent the recurrence of such sanctions, KB Insurance is improving processes and enhancing internal controls. However, if such efforts are not adequately made, KB Insurance may potentially receive stricter sanctions from the FSS, which could have negative effects on the reputation of KB Insurance. Moreover, in the event of significant surcharges and administrative fines, the negative effects may extend to KB Insurance’s financial profits and losses.

Furthermore, the type of insurance business that KB Insurance engages in involves relatively frequent litigation in connection with insurance claim payments. The total amount at stake of the pending cases where KB Insurance has been sued was approximately KRW 327.3 billion as of the end of the first quarter of 2017 on a separate basis. The total amount at stake decreased for the largest 3 insurers (Samsung, Hyundai, and Dongbu) after 2016, but has rapidly increased in the first quarter of 2017 for KB Insurance, which recorded a 86.22% increase compared to 2015.

As of the end of the first quarter of 2017, with respect to the cases where KB Insurance was sued by insurance payment recipients, the estimated loss amounts have been appropriated in the payment reserve. However, as of now, it is impossible to predict with certainty the final result of the pending cases. If KB Insurance’s loss rate is higher than anticipated, it could have a negative impact on KB Insurance’s financial structure and reputation. Moreover, if litigation amounts for the cases where KB Insurance has been sued and the number of such cases continue to increase, the negative effects on KB Insurance’s financial structure and reputation may become even greater. Therefore, investors should take note of the foregoing points when making an investment decision.

I.	Risks Relating to Customer Complaints

KB Insurance received a Rank 2 (Good) in the financial company customer complaint evaluation of 2014, and the number of customer complaints filed in the first quarter of 2017 (817 cases) represents a reduction of 5.9% relative to the fourth quarter of 2016 (868 cases). If customer complaints were to increase in the future, KB Insurance’s reputation may be harmed.

The number of customer complaints against KB Insurance in the first quarter of 2017 was 817 cases, which was a 5.9% decline from that in the fourth quarter of 2016. By type, those related to insurance claim payments declined (-7.4%), but still comprise a high proportion of the total claims (51.77%). Moreover, customer complaints against insurance maintenance and management increased by 18.4% due to sales competition, which could indicate an increasing trend of such complaints.

In order to induce financial companies to voluntarily prevent customer complaints and to advance customer interests by providing financial company selection information, the FSS implemented a financial company customer complaint occurrence evaluation system from 2002. The 2014 Financial Company Customer Complaint Occurrence Evaluation evaluated 6 sectors, including banking, credit card, life insurance, general insurance, financial investments, and savings banking sectors, by comprehensively taking into account the number of customer complaints, their efforts to resolve such complaints and the size of each financial company, and issued ratings of Rank 1 (Excellent), Rank 2 (Good), Rank 3 (Normal), Rank 4 (Lacking), and Rank 5 (Severely Lacking). KB Insurance received an evaluation of Rank 2 (Good) in the 2014 Financial Company Customer Complaint Occurrence Evaluation by the FSS.

However, if the occurrence of customer complaints were to rise due to intensifying sales competition, KB Insurance’s reputation may be harmed.

J.	Risks Relating to the Incomplete Sales Ratio

In the case of KB Insurance, because the extent of diversification of insurance sales channels into non-personal channels is lower than the rest of industry, the majority of incomplete sales are occurring in the personal channel. KB Insurance’s incomplete sales ratio was 0.11% in 2016, which is a significant improvement from the 0.20% in 2015, and KB Insurance has continued to improve with an incomplete sales ratio of 0.02% as of the first quarter of 2017.

In the past however, due to the rapid increase in the incomplete sales ratio of insurance planners in 2013 and 2014 (KB Insurance: 0.33% in 2012 g 0.82% in 2013 g 1.08% in 2014; Industry: 0.17% in 2012 g 0.22% in 2013 g 0.25% in 2014), KB Insurance’s incomplete sales ratio exceeded the industry average (KB Insurance recorded 0.67% in 2013, while the industry average was 0.42%; KB Insurance recorded 0.65% in 2014, while the industry average was 0.35%). If the incomplete sales ratio were to increase despite KB Insurance’s efforts, it may have a negative impact on KB Insurance’s reputation.

The incomplete sales ratio is calculated by dividing the sum of the number of policy cancellations based on quality guarantees and customer complaints and the number of policy invalidations by the number of new subscriptions; the higher the relevant ratio, the higher the proportion of deficient sales. Generally, the incomplete sales ratio occurs in higher numbers in non-personal sales channels than the personal sales channel.

However, in the case of KB Insurance, because the extent of diversification of its insurance sales channels into non-personal channels (i.e., TM, home shopping, corporate direct sales, and compound) is lower than the rest of the industry, the number of incomplete sales through non-personal and bancassurance channels are small and thus, they have no significant effect on the KB Insurance’s incomplete sales ratio. Conversely, because the personal sales channel (insurance planner, proprietary dealership, and others) accounts for the majority of insurance sales for KB Insurance, the majority of incomplete sales also occur in the personal channel. KB Insurance’s incomplete sales ratio was 0.02% as of the first quarter of 2017, which was a significant improvement from the 0.20% in 2015. However, in the case of 2013, KB Insurance recorded an incomplete sales ratio of 0.67%, which was 0.25% higher than the industry average of 0.42%, and maintained a 0.30% higher incomplete sales ratio of 0.65% in 2014 compared to the industry average of 0.35%. This was caused by a significant increase of incomplete sales by insurance planners. In the case of KB Insurance, the incomplete sales ratio for insurance planners rapidly increased from 0.33% in 2012 to 0.82% in 2013 and again to 1.08% in 2014, and decreased to 0.23% in 2015, 0.11% in 2016, and 0.02% in the first quarter of 2017.

To manage its incomplete sales ratios, KB Insurance is strengthening its internal training and inspection for the entire sales process, and enhancing the monitoring of each sales channel. However, investors should note that if incomplete sales ratios continue to rise despite such efforts by KB Insurance, , KB Insurance’s reputation may be negatively affected.

K.	Risks Relating to Transactions with Affiliated Persons

KB Insurance has transacted with affiliated persons in connection with insurance-related earnings in the past 2 fiscal years and is complying with internal policies and relevant statutes such as the Commercial Code. However, investors should note that, if the proportion of transactions with affiliated persons were to rise, the affiliated and subsidiary company’s business performance, investment plan, and management strategy may be significantly affected and lead to an impact on KB Insurance’s financial stability and profitability.

KB Insurance enters into transactions with its affiliates in connection with insurance, capital investments and loans. Such transactions are appropriately performed as transactions in the ordinary course of business. However, these transactions with affiliated persons will be included from 2015 when KB Insurance was acquired by KB Financial Group.

In order to prevent any unlawful profits from transactions with affiliated persons, KB Insurance has established transparent procedures in its articles of incorporation and board of directors’ regulations and manages such transactions in compliance with the FSCMA, the Commercial Code and other statutes. Investors should note that despite the foregoing, KB Insurance’s financial stability and profitability may be affected if the proportion of transactions with affiliated persons were to rise.

L.	Risks Relating to the Provision of Payment Guarantees and Collateral

KB Insurance has provided KRW 547.1 billion in national and public bonds as collateral for swap contracts and reinsurance at the end of the first quarter of 2017. As of the end of the first quarter of 2017, these accounted for 1.84% of the total consolidated assets of KB Insurance and 21.91% of its net assets. Investors should take note of such facts.

In order to execute swap contracts and perform other transactions to manage foreign exchange, KB Insurance has provided collateral to financial companies. The collateral amounts to a relatively small amount of approximately 1.84% of KB Insurance’s total consolidated assets as of the end of the first quarter of 2017, and it is unlikely that the collateral will be impaired. However, investors should note that the amount of assets being used as collateral is continuously increasing and that such assets accounted for 21.91% of consolidated net assets as of the end of the first quarter of 2017.

M.	Risks in Connection with Derivatives

In order to avoid the risk triggered by the fluctuation in the fair value of available for sale securities such as foreign currency beneficiary certificates, KB Insurance enters into currency forwards and currency swaps. Derivative transactions also occur for the purpose of hedging cash flow risk. With respect to such derivative products, KB Insurance derivatives recorded gains on valuation of KRW 9 billion and derivative product estimated losses of KRW 143.4 billion in 2016, and recorded derivative product estimated profits of KRW 281.3 billion and loss on valuation of derivatives of KRW 0.3 billion in the first quarter of 2017. Such transactions permit KB Insurance to reduce fluctuation of profits and losses though the hedging benefits of risk-avoiding assets, but investors should note that if derivatives used for purposes other than hedging increase or if unforeseen market fluctuations occur, KB Insurance’s profitability could significantly change depending on the terms and conditions of the derivatives.

In order to hedge interest rate risk and exchange risk, KB Insurance enters into derivative transactions such as currency forwards and currency swaps. KB Insurance enters into derivatives in order to hedge risks that would cause fluctuations in the fair value of assets, liabilities, or fixed contracts (hedging against fair value risk) and to hedge against currency risk in connection with transactions.

KB Insurance assesses the fair value of derivatives as of the contract date for purposes of recognition and makes subsequent assessments at the end of each reporting period. Fluctuations in the fair value of derivatives entered into for hedging purposes that have satisfied the requirements for the application of fair value hedging accounting are recognized as current profit and loss, and changes in the fair value of assets due to the risks being hedged are also recognized as current profit and loss. For derivatives that have been categorized as hedging instruments and that otherwise satisfy the requirements for the application of cash flow hedging accounting, the portion of the derivative that is deemed to effectively hedge the relevant risk is recognized as an asset, and the remaining ineffective amount is recognized as part of current profit and loss.

In the case of hybrid instruments, where economics or the risk profile of an embedded derivative is not closely linked to the underlying instrument and a derivative with the same terms and conditions exists, if the hybrid instrument is not categorized as a current profit and loss item, the embedded derivative is separated from the underlying instrument for accounting purposes. The fluctuations in fair value of separated embedded derivative is recognized as current profit and loss. All derivatives that have not been designated as hedging instruments and deemed to be an effective hedge are assessed at fair value, and changes in assessed fair value are recognized as current profit and loss.

KB Insurance enters into derivatives primarily for the purpose of hedging its exposure to fluctuations in the fair value of its assets under management and future cash flows, and its derivatives trading activities therefore amount to hedging activities. However, investors should note that if derivatives used for purposes other than hedging increase or if unforeseen market fluctuations occur, KB Insurance’s profitability could significantly change depending on the terms and conditions of the derivatives.

N.	Matters regarding Agreements with Financial Institutions

KB Insurance has executed bank overdraft agreements with a limit of KRW 62 billion as of the end of 1Q 2017, and holds other unused agreement amounts, such as marketable securities repurchase agreements, of KRW 1.8380 trillion. Because KB Insurance has a relatively high credit rating of A-, it does not expect to experience any substantial issues relating to these agreements or other loan agreements. However, investors should consider such agreements in making their investment decision.

In the case of KB Insurance, since it has a high credit rating of A-, there would be few issues relating to loan agreements with financial institutions. However, circumstances where large amounts of liquidity are urgently required due to unforeseen disasters and market changes may potentially occur. Therefore, investors should consider the agreements that KB Insurance has executed with financial institutions in making their investment decision.

[Corporate Risks Relating to KB Capital (a Wholly-Owned Subsidiary)]

A.	Risks Relating to Intensified Competition and Increased Volatility in the Capital Markets

Since its addition to KB Financial Group in 2014, KB Capital has been diversifying its asset portfolio by expanding the scope of its business into the retail financing sector. With a rapid increase in its operating assets, profits and the ability to generate profits have shown good growth. KB Capital recorded an operating profit of KRW473.4 billion and a net profit of KRW96.7 billion for 2016 and an operating profit of KRW139.6 billion and a net profit of KRW36.4 billion for the first quarter of 2017. However, intensifying competition in the installment financing and lease financing sectors and increasing volatility in the capital markets may have an adverse effect on KB Capital’s operating profit. Investors should be aware of such facts when making an investment decision.

KB Capital was founded in 1989 as Hanmi Leasing & Finance and grew through engaging in operations relating to medical equipment, machinery and car leasing. In 2006, KB Capital expanded its automobile financing division by acquiring the automobile installment financing division of Ssangyong Capital Inc. In addition, following its acquisition by Woori Finance Holdings in October 2007, KB Capital diversified its portfolio to include corporate loans, personal credit loans, mortgage loans, stock loans and household loans such as durable goods installment products. Furthermore, through cooperation with affiliated companies (in banking, securities and insurance), KB Capital developed joint-sales products, payment guarantee products, internet products and rental car products.

[KB Capital’s Businesses and Product Services]

Business Area	Product Service Details

Facilities Rental	Physical goods financing where particular goods designated by the user are purchased, after which these goods are leased over a specified term in return for lease payments.

Installment Finance	Financing in connection with contracts for goods and services, where separate agreements are executed with both the buyer and seller, and the purchase price financed to the buyer is paid to the seller and subsequently collected from the buyer in installments.

New Technology Business Finance	Financing and investments provided to new technology businesses.

Factoring	Acquisition, management and collection of corporate receivables relating to the supply of goods and services.

Standard Loans	Provision of working capital, housing and consumer loans to individuals and companies; real estate project financing.

Payment Guarantees	Guaranteeing the repayment of bank loans by borrowers in exchange for fees.

Due to its addition in March 2014 to KB Financial Group, which has a strong retail banking business, business with affiliated companies is continuing to grow. In September 2015, through a joint investment with Ssangyong Motor Company, KB Capital established “SY Auto Capital,” an installment financing company exclusively for Ssangyong Motor Company, thereby becoming the first financial company to take such a step. In addition, upon analyzing big data relating to used cars traded in Korea, in June 2016, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform regarding used cars, through which it provides a differentiated approach to consumer protection in the used car financial market. In February 2017, as its first overseas expansion project, KB Capital established KB KOLAO Leasing (KB Capital, KB Kookmin Card and KOLAO Holdings own 51%, 29% and 20% of the shares of KB KOLAO Leasing, respectively) in order to develop a presence in the installment financing market in Laos.

Due to such business diversification efforts, operating assets of KB Capital have rapidly increased, and profits and ability to generate profits have also shown good growth. In 2015, KB Capital recorded an operating profit of KRW360.8 billion and a net profit of KRW63.1 billion, compared to an operating profit of KRW237.1 billion and a net profit of KRW12.5 billion in 2008. Such growth was particularly evident in 2016, resulting in an operating profit of KRW473.4 billion and net profit of KRW96.7 billion for the year ended December 31, 2016. Such growth has been continuing this year, with an operating profit of KRW139.6 billion and a net profit of KRW36.4 billion for the quarter ended March 31, 2017. KB Capital is looking to enhance its IT infrastructure system in light of the rapidly changing financial market and the impending fourth industrial revolution. It is looking to expand its overseas business, based on its establishment of a subsidiary in Laos, and is looking to jointly develop businesses such as electronic automobiles and car sharing, in order to secure future growth potential. Asset quality is also at a satisfactory level. However, intensifying competition in the installment financing and lease financing sectors and increasing volatility in the capital markets may have a negative impact on KB Capital’s operating profit. Investors should be aware of such facts when making an investment decision.

B.	Risks Relating to an Asset Structure Focused on Automobile Financing

As of the end of the first quarter of 2017, KB Capital had approximately KRW7.5 trillion in operating assets with a market share of approximately 7% of the entire financial leasing market in Korea. Of its loans, 83.1% were focused on automobile financing (installment, lease and auto loan). Competition is intensifying in the automobile financing market, and in terms of financing for new domestic automobiles, captive units of automobile manufacturing companies hold dominant market positions, limiting KB Capital’s growth potential in this area. Furthermore, even though KB Capital holds a dominant position in its main business area of new imported automobile financing with a self-estimated market share of approximately 29.4% in terms of executed transaction value, an increase in the number of competitors in the imported automobile lease market has lowered margins for the industry overall, and the general intensification of competition may have an adverse effect on KB Capital’s operations. Investors should be aware of the foregoing.

As of the end of the first quarter of 2017, KB Capital had approximately KRW7.5 trillion in operating assets, with a market share of approximately 7% of the entire financial leasing market in Korea. Furthermore, in terms of the composition of its loans, real estate project financing loans, which are sensitive to economic fluctuations, made up a small portion (KRW33.1 billion, 0.4%), while loans with stable repayment trajectories, such as automobile installment, automobile lease and auto loans made up a large portion (KRW6,219.9 billion, 83.1%).

The main business operation of KB Capital is automobile financing, which accounted for 81.7% of KB Capital’s operating assets and consists of automobile related installment, lease and auto loans. Competition is intensifying in the automobile financing market, and in terms of financing for new domestic automobiles, captive units of automobile manufacturing companies hold dominant market positions, limiting KB Capital’s growth potential in this area. However, with its extensive business network in the automobile finance sector, KB Capital is utilizing cooperation agreements with such companies as GM Korea and Ssangyong Motor and exclusive financing agreements with Jaguar Land Rover Korea to actively expand into the used automobile, imported automobile and non-captive financing market, thereby enhancing its competitiveness. Furthermore, since its addition to KB Financial Group in 2014, leveraging favorable procurement interest rates, KB Capital has actively pursued operations in the automobile financing sector, and its market position in terms of such indicators as total amount of loans and market share is growing. As of the end of 2016, KB Capital was among the top companies in the automobile financing market, with market shares of 13.2% in the new domestic automobile sector (second-largest), 29.4% in the new imported automobile sector (largest), and 21.9% in the used car sector (second-largest).

Despite the efforts of specialized credit finance business companies to enter into the auto lease market over the past few years and the consequent intensified competition in the market, KB Capital’s competitiveness appears to be solid given that it has maintained a steady performance based on its established network of business relationships with dealerships, which began to be formed when KB Capital resumed operations and simultaneously entered into the imported automobile lease market as a front-runner in 2001. Such network has been in place for many more years than those of KB Capital’s competitors. However, an increase in the number of competitors in the imported automobile lease market has resulted in lower margins for the industry overall, and this general intensification of competition may have an adverse effect on the business of KB Capital.

Lease assets made up approximately 23.8% (as of the end of 2016) of KB Capital’s asset portfolio and consist primarily of imported automobile leases and medical equipment leases, a notable concentration on KB Capital’s main areas of business. This is in contrast to the consistent attempts by other specialized credit finance companies to (i) enter into niche markets in an attempt to enhance profitability, thereby blurring the boundary between installment companies and lease companies and (ii) increase the proportion of standard loans in their asset portfolios. In the event KB Capital undertakes a major expansion in its main areas of business in the future, there may be intensified competition in the imported automobile lease and medical equipment lease markets since such markets are limited in size. Such intensified competition may have an adverse effect on KB Capital’s business performance and profitability. Investors should be aware of such facts when making an investment decision.

C.	Risks Relating to Asset Quality (Capital Adequacy Ratio and Non-Performing Loans)

As KB Capital expanded its new areas of business, the amount of loan liabilities and debentures issued, which was around KRW 848.1 billion as of the end of 2007, had increased to around KRW6,364 billion as of the end of the first quarter of 2017. As a result, the adjusted capital adequacy ratio decreased after the end of 2013, reaching 10.71% as of the end of the first quarter of 2017. Furthermore, if uncertainty in the financial market persists while KB Capital is in the process of expanding its business, asset quality may decline due to an increase in the amount of non-performing loans, which may have an adverse effect on the operations of KB Capital. Investors should be aware of the foregoing.

The most representative indicator that is used to assess the state of management of a financial institution, including that of asset quality, is “adjusted capital adequacy ratio”, which is the ratio calculated by dividing total capital by risk-weighted assets. Another representative indicator is the “non-performing loans ratio (sub-standard loan ratio)”, which refers to the proportion of sub-standard, that is, distressed, loans in the entire credit asset portfolio.

Since the end of 1995, the regulatory authorities have required financial institutions to maintain a capital adequacy ratio of 7% (8% for credit card companies) or higher, and financial institutions with a capital adequacy ratio of 10% or higher are generally considered well-managed in the international capital markets. KB Capital, as a company engaging in the specialized credit finance business, complies with the adjusted capital adequacy ratio requirement under the regulations of the Financial Supervisory Service, and thereby manages risky assets. KB Capital’s adjusted capital adequacy ratio, due to an increase in assets and liabilities (the amount of loan liabilities and debentures issued as of the end of 2007 and as of the end of the first quarter of 2017 were KRW848.1 billion and KRW6,364 billion, respectively) following an expansion of new operations, is on a gradual downward trend. The adjusted capital adequacy ratio was 13.05% in 2013, 11.09% as of the end of 2016 and 10.71% as of the end of the first quarter of 2017.

Generally, an increase in distressed assets leads to a decrease in total capital as well as an increase in risk-weighted assets, which result in a decrease in the capital adequacy ratio. As for KB Capital, the total amount of credit assets has been continuously increasing as new business expanded, increasing from KRW3,894.9 billion as of the end of 2013 to KRW7,140.8 billion as of the end of 2016 to KRW7,491.7 billion as of the end of the first quarter of 2017, while total capital has also increased from KRW503.9 billion in 2013 to KRW802.5 billion in 2016 to KRW814.7 billion as of the end of the first quarter of 2017. KB Capital conducts thorough risk management with respect to distressed assets, and its adjusted capital adequacy ratio is higher than 10%, which is the generally accepted threshold for being considered a well-managed financial institution. However, if the management of increasing distressed assets is not conducted sufficiently as KB Capital grows in its scope of business, asset quality may deteriorate and the adjusted capital adequacy ratio may decline, which may have an adverse effect on KB Capital’s operations.

The balance and ratio of non-performing loans, which are another indicator of asset quality, are the balance and ratio of sub-standard loans as classified by classification criteria provided by the provisions of the Specialized Credit Finance Business Supervisory Rules, and refer to the balance and ratio of sub-standard loans among the credit assets held by a specialized credit finance company. According to a tentative measurement of the Financial Supervisory Service, the balance of non-performing loans held by domestic banks was KRW29,078.9 billion as of the end of November 2016, which was 1.71% of all loans held by domestic banks, while the balance of non-performing loans held by specialized credit finance business companies was KRW3,229.8 billion, representing about 1.67% of all loans held by specialized credit finance business companies.

As for KB Capital, the balance and ratio of non-performing loans was KRW112.6 billion (1.50%) as of the end of the first quarter of 2017. Compared to the end of 2016, the balance had increased by KRW6.2 billion, while the ratio had increased by 0.01%p. Although KB Capital’s non-performing loans ratio is lower than the average for specialized credit finance business companies due to KB Capital’s risk management with respect to distressed assets, if uncertainty in the financial market persists during KB Capital’s expansion of its business, the ratio of non-performing loans may increase.

With its efforts to manage distressed loans through such means as the continuous write-off of bad debts, KB Capital’s asset quality has shown a trend of improvement. In particular, the fact that KB Capital has been focusing on the imported automobile and medical device lease businesses as its main areas of business after it resumed operations appears to be a major factor in the continued improvement in and stability of its asset quality. With respect to the above-mentioned assets, due to the characteristics of the consumers thereof, the rate of payment delay is low compared to that of other types of assets, and when losses occur, the rate of loss can be effectively reduced through such measures as a possible sale of the leased asset based on its favorable resale value and a collection of security deposits which are set up at or around 30% of the price of the lease upon the implementation of the leases. However, KB Capital’s expansion of business may result in a deterioration of asset quality, and investors should be aware that a strengthened evaluation of new operating assets is needed.

D.	Risks Relating to Asset Quality (Late Payment Rate and Allowance for Loan Losses)

As of the end of the first quarter of 2017, KB Capital’s total credit assets stood at KRW7,491.7 billion and consisted primarily of installment financing, leases and loans, with loans making up the largest proportion at 44.82%. Of the credit assets, loans show relatively low asset quality, with a high late payment rate. As of the end of the first quarter of 2017, the overall late payment rate was 1.23%, 1.15% of which consisted of late payments for loans that are overdue for one (1) month or longer.

As of the beginning of the first quarter of 2017, KB Capital’s total allowance for loan losses was KRW74.2 billion; during the first quarter of 2017, KRW7 billion of provisions for loan losses were recorded, and the total allowance for loan losses as of the end of the first quarter of 2017 was KRW72.1 billion. While KB Capital is currently in the process of selling off sub-standard loans in order to enhance asset quality, worsening domestic economic conditions and a decrease in private consumption in the future may result in a decrease in the rate of debt collection and an increase in the late payment rate, which may lead to a deterioration of asset quality and an increase in bad debts and expenses that may adversely affect KB Capital’s financial conditions. Investors should be aware of the foregoing.

As of the end of the first quarter of 2017, KB Capital’s total credit assets stood at KRW7,491.7 billion, 44.82% of which consisted of loans, while leases made up 24.26%, with installment financing assets making up the remaining 30.84%. This represents a 4.91% increase from the end of the previous year, and since 2013, the total amount of KB Capital’s credit assets has been showing consistent growth, based mostly on automobile financing assets which are subject to relatively low credit risks. Furthermore, as operating assets have been increasing, the amount of profit and the ability to generate profit have also been showing a solid growth trend. While loans, which make up the highest portion of KB Capital’s credit assets, are relatively weak in terms of asset quality compared to installment financing and leases and also feature a high late payment rate, most consist of auto loans which are subject to low credit risks, with only 12% consisting of personal credit loans.

As of the end of the first quarter of 2017, the late payment rate for all of KB Capital’s credit assets was around 1.23%. The majority of such assets, or 1.15%, consisted of loans whose payment was late for one (1) month or longer. Of these, large loans were mostly concentrated on corporate loans, and KB Capital is planning to reduce the amount of sub-standard loans by selling off such loans. However, if economic recession persists in the future, the late payment rate may possibly increase, which may have an adverse effect on KB Capital’s profits. Investors should be aware of the foregoing.

KB Capital is currently in the process of writing off distressed assets in order to enhance asset quality. Upon the occurrence of a write-off, the allowance for loan losses that has been accumulated to account for potential losses is confirmed as a loss, and the balance of the pertinent distressed asset is deducted from the relevant asset balance, which has the effect of improving asset quality. Furthermore, in addition to write-offs, KB Capital sells off distressed assets through auctions, conducts sales of collaterals to collect on the distressed assets, and may also sell the distressed assets to companies specializing in securitization, all in order to improve asset quality. KB Capital’s total allowance for loan losses as of the beginning of the first quarter of 2017 was KRW74.2 billion, and during the first quarter of 2017, KRW7 billion of provisions for loan losses were recorded. As of the end of the first quarter of 2017, the total amount of allowance for loan losses was KRW72.1 billion.

KB Capital is concentrating on improving asset quality through the use of a strengthened loan evaluation system and loan management, which were implemented to reflect the reinforced criteria for allowance for loan loss ratio imposed by the regulatory authorities. However, if the domestic economic conditions and consumption were to decline, the rate of debt collection may decrease while the late payment rate may increase due to the reduced repayment capability of auto owners, which will adversely affect KB Capital’s asset quality and increase the amount of bad debts, ultimately leading to a negative impact on KB Capital’s financial condition. Investors should be aware of the foregoing.

E.	Risks Relating to Increased Funding Costs

As a specialized credit finance business company, KB Capital’s primary area of business is the provision of financing based on credit and, unlike banks and insurance companies, does not receive deposits and therefore must engage in the credit business based on funds procured through debentures and borrowings. As interest expenses make up an increasingly high proportion of KB Capital’s operating expenses, profitability has been becoming increasingly sensitive to changes in interest rates. Interest expenses increased from KRW121.3 billion in 2014 to KRW138 billion in 2016 and amounted to KRW38.3 billion in the first quarter of 2017. An increase in market interest rates will lead to an increase in funding costs, which may have an adverse effect on the profitability of KB Capital. Investors should be aware of the foregoing.

As a specialized credit finance business company, KB Capital’s primary area of business is the provision of funding based on credit and, unlike banks and insurance companies, does not receive deposits and therefore must engage in the credit business based on funding procured from debentures and securitized instruments (ABS, ABCP, etc.). As KB Capital handles an increasing amount of funds due to the issuance of credit-based loan instruments, most of KB Capital’s funding is procured through the issuance of debentures and borrowings. As of the end of the first quarter of 2017, KB Capital’s total amount of liabilities issued was KRW6,364 billion, consisting of debentures in an amount equal to KRW6,149 billion and borrowings in an amount equal to KRW215 billion. A large proportion of KB Capital’s funding consists of long-term funding comprised mostly of debentures (96.6% of total debt liabilities), enabling KB Capital to maintain a stable financing structure. Of the total liabilities issued, short-term liabilities (including debentures that are due within one (1) year) made up about 31.6%. As KB Capital’s borrowings increased due to its expansion of business and the proportion of interest expenses in the operating expenses also increased, profitability has been becoming increasingly sensitive to fluctuations in interest rates. Because KB Capital’s operational structure depends on externally procured funding, if market interest rates continue to rise, KB Capital’s funding costs will also increase. Because specialized credit finance business companies do not procure funding from deposits, an increase in funding costs is expected to have a direct impact on profitability.

As a specialized credit finance business company, KB Capital engages in the credit business based on funding procured by the company without a deposit base. As KB Capital expands into new areas of business, the balance of debentures and new borrowings has been increasing continuously (KRW2,906.7 billion in 2012, KRW3,257.7 billion in 2013, KRW3,297.0 billion in 2014, KRW4,560.4 billion in 2015, KRW6,099.4 billion in 2016), while interest expenses also increased from KRW121.3 billion in 2014 to KRW138 billion in 2016 and amounted to KRW38.3 billion in the first quarter of 2017. However, due to such factors as a decrease in funding costs, KB Capital’s net interest income, calculated by deducting interest expenses from interest income, continues to be KRW200 billion or more yearly. In addition, given KB Financial Group’s excellent external credit rating, funding activities such as the issuance of debentures and the taking on of additional borrowings, repayment of borrowings and the extension of the term of borrowings are expected to be carried out smoothly.

In addition, while KB Capital’s KRW liquidity ratio is relatively low compared to that of its competitors, it nevertheless is higher than 100%. In light of the financial capability of and support from KB Financial Group, as illustrated by KB Financial Group’s acquisition of all of the new equity shares in an amount equal to KRW300 billion issued by KB Capital in 2015, 2016 and 2017, KB Capital is expected to stably procure and manage funding. However, if major economies raise interest rates in response to the increase in U.S. interest rates and in order to prevent capital outflow from their countries and if Korea’s market interest rates continue to increase as a consequence, KB Capital’s funding cost will also increase. Such increase in funding cost may adversely affect the profitability of KB Capital, which engages in the specialized credit finance business without a deposit-taking capability. Investors should be aware of the foregoing.

F.	Risks Relating to Changing Regulations on Specialized Credit Finance Business

The specialized credit finance business is subject to the regulations of the Specialized Credit Finance Business Act and regulatory authorities. In the event of a non-compliance with the applicable regulations, regulatory authorities may issue a management improvement order, pursuant to which a part or all of KB Capital’s operations may be suspended for a period of up to six (6) months. To comply with the assets leverage ratio requirements, KB Capital completed a capital increase of KRW62.3 billion in July 2012, followed by issuances of hybrid capital securities of KRW100 billion in 2015, KRW150 billion in 2016 and KRW50 billion in 2017, thereby procuring more capital. KB Capital’s assets leverage ratio was 9.24 as of the end of 2016 and 9.34 as of the end of the first quarter of 2017. As can be seen from the Enforcement Decree of the Specialized Credit Finance Business Act amended in September 2016 which caps the proportion of household loans excluding auto loans at 30% of the total credit assets of a specialized credit finance business company, applicable legal requirements are becoming increasingly restrictive. While such legal requirements operate to promote the financial soundness of specialized credit finance business companies, it may in practice result in the underestimation of the financial state and profit and loss of specialized credit finance business companies, thereby leading to a negative impact on the re-investment capacity of such companies. Investors should be aware that changes in the applicable regulations may affect the overall business performance and financial condition of specialized credit finance business companies.

Regulatory policies of regulatory authorities exert significant influence on specialized credit finance business companies. The following are major legislations and regulatory rules applicable to specialized credit finance business.

Principal Laws and Supervisory Regulations	Main Contents

Specialized Credit Finance Business Act; its enforcement decree; its enforcement rules Supervisory Regulations Regarding Specialized Credit Finance Business; its enforcement rules

(a)    Limits on total asset to equity capital: up to 10 times equity capital

(b)    Limits on real estate investment for business purposes: up to 100% of equity capital

(c)    Credit limits on affiliated companies: up to 100% of equity capital

(d)    Adjusted capital adequacy ratio: at least 7%

(e)    KRW liquidity ratio: at least 100%

Furthermore, according to Supervisory Regulations Regarding Specialized Credit Finance Business Article 19,

a)	If the adjusted capital adequacy ratio is less than 1/100;

b)	If management assessment results in a comprehensive assessment grade of 5; or

c)	If the specialized credit finance business company that has received a management improvement recommendation fails to perform, or faces difficulty in performing, the management improvement plan and is thereby recognized as incapable of normal management;

the Financial Supervisory Committee will issue a management improvement order, which may also include, as a provision necessary for the implementation thereof, an order to suspend part or all of the company’s operations for a period of up to 6 months.

In order to ensure stable operations, KB Capital is in compliance with the above regulations on specialized credit finance businesses. Below is the current status of KB Capital’s compliance with major regulations applicable to specialized credit finance businesses.

[Current Status of Compliance with Regulations on Specialized Credit Finance Businesses]

	(Units: KRW hundred millions, times, %)
Category	2017 1Q	2016	2015	2014	2013
Total Assets (A)	77,766	74,528	55,877	40,474	39,399
Total Capital (B)	8,325	8,066	5,787	4,278	4,123
Total Assets Leverage Ratio (A/B)	9.34	9.24	9.66	9.46	9.56
Adjusted Equity Capital (A)	8,147	8,025	5,858	4,727	5,039
Adjusted Total Assets (B)	76,045	72,355	52,630	39,431	38,615
Adjusted Capital Adequacy Ratio (A/B)	10.71%	11.09%	11.13%	11.99%	13.05%
Liquid Assets (A)	9,977	10,927	9,855	5,960	5,946
Liquid Liabilities (B)	6,130	5,751	4,775	4,130	4,704
Liquidity Ratio (A/B)	162.77%	189.99%	206.38%	144.28%	126.40%

Source: KB Capital’s business reports and quarterly reports

According to Article 48, Clause 3 of the Specialized Credit Finance Business Act (Restriction on Management Focused on Expansion of Business Scale), the total assets leverage ratio of specialized credit finance business companies is capped at 10, the reason of which is to restrict the expansion of business scale. As for KB Capital, hybrid capital securities worth KRW100 billion were issued in 2015, followed by an additional KRW150 billion in 2016 and an additional 50 billion in April 2017, in order to procure additional funding for stable operations. As such, KB Capital’s total assets leverage ratio as of the end of 2016 was 9.24 and as of the end of the first quarter of 2017 was 9.34.

Furthermore, in July 2014, an advance announcement was made with respect to a proposed amendment to the Specialized Credit Finance Business Act, its enforcement decree, and its enforcement rules (the “Proposed Amendment to the Specialized Credit Finance Business Act”). The amendment would cap the proportion of household loans of financial leasing companies to 20% of total assets (10% for capital companies with assets of KRW2 trillion or more), while strengthening restrictions on transactions with principal shareholders. However, the regulation concerning household loans was relaxed somewhat, relative to the originally announced legislation, under the Enforcement Decree of the Specialized Credit Finance Business Act that was confirmed in September 2016, requiring household loans (excluding auto loans) to be within 30% of total assets. The balance of household loans held by KB Capital excluding auto loans was KRW747.1 billion, or 11.2% of total assets, and therefore was in compliance with the regulatory requirements.

As such, the recently amended Specialized Credit Finance Business Act and Supervisory Regulations Regarding Specialized Credit Finance Business emphasize conservative accounting practices. While such a regulatory emphasis operates to promote the financial soundness of specialized credit finance business companies, it may in practice result in an underestimation of the financial state and profit and loss of specialized credit finance business companies, potentially leading to an adverse effect on the re-investment capacity of such companies. Considering the importance of and the risk posed by the specialized credit finance business to the national economy, regulatory authorities are expected to continue to strengthen regulations. Investors should be aware that changes in the applicable regulations may affect the overall business performance and financial condition of specialized credit finance business companies.

G.	Risks Relating to Transactions with Specially-Related Parties

If the proportion of transactions with specially-related parties increases in the future, the business performance, investment plans and management strategies of affiliated companies and/or subsidiaries may have a significant impact on KB Capital’s financial stability and profitability. Investors should be aware of the foregoing.

Since KB Financial Holdings became KB Capital’s majority shareholder, the proportion of transactions with specially-related persons is expected to increase due to joint operations with subsidiaries of the KB Financial Group. If the proportion of transactions with specially-related parties increases in the future, the business performance, investment plans and management strategies of affiliated companies and/or subsidiaries may have a significant impact KB Capital’s financial stability and profitability. Investors should be aware of the foregoing.

H.	Risks Relating to Financial Assets and Financial Guarantee Agreements

As of the end of the first quarter of 2017, KB Capital’s available-for-sale financial assets consisted of, among other things, KRW950 million in investments and KRW1.98 billion in listed securities. KRW940 million of its investments was in Woori Blackstone Korea Opportunity Class 1. In the event losses occur in KB Capital’s investments, it may have an adverse effect on the financial statements of KB Capital. The derivative instruments held by KB Capital are initially recognized at their fair values at the time of the execution of the derivative contracts, and their fair values are re-evaluated from time to time. In relation to the derivative instruments held by KB Capital, there are no profits or losses to be reflected on the financial statements as of the end of the first quarter of 2017. In addition, as of the end of the first quarter of 2017, KB Capital is party to a purchase guarantee agreement with Woori Bank with a maximum guarantee amount of KRW210 million, with respect to which KRW20 million was recognized as commission income for the first quarter of 2017. Investors should be aware that losses arising from financial assets and financial guarantee agreements may have an adverse effect on the financial statement of KB Capital.

As of the end of the first quarter of 2017, KB Capital’s available-for-sale financial assets consisted of, among other things, KRW950 million in investments and KRW1.98 billion in listed securities. KRW940 million of its investments was in Woori Blackstone Korea Opportunity Class 1. Furthermore, pursuant to a July 2016 resolution of the Board of Directors, KB Capital invested USD 5.1 million (KRW5,967 million) on January 31, 2017 to purchase 1,020,000 shares of the stock of KB KOLAO Leasing (51% of shares). Investors should be aware that, if losses occur in KB Capital’s investments in the future, it may have an adverse effect on KB Capital’s financial statements.

The amount of losses reflected on the financial statements as of the end of 2016 with respect to the derivative instruments held by KB Capital was KRW604,410,960, while net losses on financial instruments at fair value through profit or loss was 0. There were no profits or losses with respect to derivative instruments to be reflected on the financial statements as of the end of the first quarter of 2017. Meanwhile, KB Capital is party to a financial guarantee agreement with Woori Bank with respect to auto installment loans held by Woori Bank.

Because the amount of the above financial guarantee and recognition of liabilities with respect thereto comprise only a minimal amount, even if losses do occur, they will not have a significant impact on KB Capital. However, since financial guarantee agreements are contingent liabilities in nature, if additional agreements other than the above financial guarantee agreement are executed and implemented, KB Capital’s financial condition may be adversely affected. Investors should be aware of the foregoing.

I.	Risks Relating to Leakage of Customer Information

KB Capital holds a large amount of customer information, including resident registration numbers and other personal identification information, in order to implement and manage its credit business, including auto-related financing and personal credit loans. By following its own internal control standards as well as KB Financial Group’s information security polices and system as a member of the Group, KB Capital is seeking to exert best efforts in all respects in order to prevent leakage of personal information. However, customer information leakage that is neither controllable nor foreseeable through such internal control and/or data management systems may potentially have an adverse effect on KB Capital. Investors should be aware of the foregoing.

Recently, the number of personal information leakage incidents among financial institutions and public institutions, including credit card companies, has been increasing. According to an investigation report by the Future Planning, Science, Broadcasting and Communications Committee of the National Assembly, there were approximately 137.52 million cases of customer information leakage from 58 entities including financial institutions, corporations and public institutions in the past five years. In January 2014, there were a total of approximately 104 million cases of customer information leakage in a single instance, with 53 million from KB Kookmin Card, 26 million from Lotte Card, 25 million from NH Nonghyup Card, etc., comprising about 75% of all personal information leaked in the past five years.

KB Capital has not faced any material customer information leakage incident to date. However, KB Capital holds a large amount of customer information, including resident registration numbers and other personal identification information, in order to implement and manage its credit business, including auto-related financing and personal credit loans.

Potential risk exists with respect to customer information leakage that is neither controllable nor foreseeable through internal control and electronic management systems. In the event that such a potential risk materializes, KB Capital may be adversely affected by the resulting financial risks associated with managerial expenses necessary for the management of the incident, monetary compensation to the victimized customers, the risk of large-scale regulatory sanctions that may be imposed on KB Capital and its management, and reputational harm that may undermine KB Capital’s business capabilities. Investors should be aware of the foregoing.

[Other Risks]

A.	Risks Relating to Fluctuations in KB Financial Group’s Stock Price

There is a risk that the price of the KB Financial Group shares that will be received by KB Insurance and KB Capital shareholders in the Stock Swaps will fluctuate. In addition, KB Financial Group plans to transfer common shares of KB Financial Group for treasury shares acquired by KB Insurance and KB Capital as a result of shareholders’ exercise of appraisal rights. KB Insurance and KB Capital must dispose of common shares of KB Financial Group so transferred within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group.

While the Stock Swap Agreements contain termination provisions that may be triggered upon mutual written agreement in the event of a material change in the assets or management condition of KB Financial Group, KB Insurance or KB Capital, including as a result of force majeure events, the Stock Swap Agreements do not include an explicit termination provision relating to market price fluctuations affecting the stock of the three companies that occur after the execution of the Stock Swap Agreements. Accordingly, shareholders of KB Insurance and KB Capital will be exposed to the risk of fluctuations in the price of the KB Financial Group shares they will acquire as a result of the Stock Swaps.

KB Financial Group plans to transfer common shares of KB Financial Group for treasury shares acquired by KB Insurance and KB Capital as a result of shareholders’ exercise of appraisal rights. KB Insurance and KB Capital must dispose of common shares of KB Financial Group so transferred within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group.

B.	Risks Relating to the Trading Suspension of the Stock of KB Insurance and KB Capital

The final date to submit the old stock certificates of KB Insurance and KB Capital, which will become wholly-owned subsidiaries of KB Financial Group, is expected to be July 6, 2017, and therefore, trading of the common shares of KB Insurance and KB Capital is expected to be suspended from the business day prior to such date to the day before the date of commencement of trading of the re-issued common shares of KB Financial Group in the open market (from July 5, 2017 to July 20, 2017). Shareholders of KB Insurance and KB Capital should be aware of this fact.

C.	Possibility of Changes to the Legal and Regulatory Landscape

KB Financial Group and its subsidiaries operate in a legal and regulatory environment that is subject to change, and may become subject to penalties and other regulatory measures in the event of a violation of applicable laws.

KB Financial Group and its subsidiaries provide a comprehensive set of financial services and must abide by many regulations that exist to preserve the safety of Korea’s financial system and minimize exposure to risk. These regulations may restrict transactions of KB Financial Group and its subsidiaries, and KB Financial Group and its subsidiaries may incur additional expenses if the regulations change. Supervisory authorities periodically review the regulations applicable to the operations of KB Financial Group. KB Financial Group and its subsidiaries expect continuous changes to the regulatory environment.

If changes occur to the regulations that apply to the financial industry, of which KB Financial Group is a part, or the application or interpretation of such regulations, regulatory risks that are not foreseen by KB Financial Group and its subsidiaries may arise, which may have an adverse effect on its operating results and financial condition. Furthermore, if regulatory violations occur, KB Financial Group and its subsidiaries may become subject to various liabilities and obligations. There is no guarantee that such events will not occur, and any such changes or violations may adversely affect KB Financial Group’s reputation and profits.

D.	Trend Toward Strengthening of the Management and Supervision Standards of the Korea Exchange

Recently, there is a trend towards the strengthening of management and supervision standards for publicly listed companies such as KB Financial Group, and if KB Financial Group violates listing standards or other applicable regulations, it may become subject to sanctions by the Korea Exchange in the form of stock trading suspensions, designation as an issuer subject to monitoring, delisting review, delisting, etc.

KB Financial Group is a corporation with stock listed on the KOSPI Market. Recently, management and supervision standards of the Korea Exchange and the financial supervisory authorities with respect to listed companies are becoming stricter, and penalties for violating applicable regulations may include stock trading suspensions, designation as an issuer subject to monitoring, delisting review, delisting, etc. In the future, if KB Financial Group becomes subject to sanctions that are currently unanticipated, investors may incur significant losses due to a decline in stock price or restrictions on liquidity (ability to convert into cash). Investors should carefully review the relevant regulations before making an investment decision.

In particular, investors should be aware of Article 75 of the KOSPI Market Listing Regulations (Designating Stocks as Subject to Monitoring, Etc.), Article 80 of the KOSPI Market Listing Regulations (Delisting Standards for Stock), and Article 80-2 of the KOSPI Market Listing Regulations (Review by the Delisting Investigatory Committee).” Detailed financial regulations can be accessed through the website of the National Law Information Center (http://law.go.kr), the FSS’s Financial Laws and Regulations website (http://law.fss.or.kr) and the Korea Exchange Laws and Regulations website (http://law.krx.co.kr).

E.	Investment Decisions and Results are the Responsibility of the Investor

Investment decisions must not be made solely based on information provided in the above risk factors, and investors must rely on their own independent judgment. Also, the effectiveness of the Securities Registration Statement does not constitute the government’s acknowledgement that the stated facts in the Securities Registration Statement are true and accurate or its guarantee or approval of the value of the relevant securities.

The effectiveness of the Securities Registration Statement relating to the Stock Swaps does not constitute the government’s acknowledgement that the stated facts in the Securities Registration Statement are true and accurate or its guarantee or approval of the value of the relevant securities, and the stated matters therein are subject to change.

Before making an investment decision, investors must review the Securities Registration Statement or the Prospectus carefully in its entirety and must make a final decision taking into consideration the content of all such documents. However, matters that are currently not known or considered not to be material by KB Financial Group and not included in the risk factors may turn out to have a material adverse effect on the business of KB Financial Group. Accordingly, investors should not rely solely on the information provided in the risk factors and must rely on their own independent judgment. The risks arising from the investors’ judgment are the sole responsibility of the investors.

The Securities Registration Statement and the Prospectus contain forecasted information. However, investors should be aware that the actual results relating to the forecasted information may differ from the forecasts due to various factors and changes in environment.

F.	Matters relating to Taxation of the Stock Swaps

Investors should take note of the fact that the Stock Swaps qualify as off-exchange transactions and will subject shareholders (including shareholders exercising appraisal rights) to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5%).

The Stock Swaps and the exercise of appraisal rights qualify as off-exchange transactions and will subject shareholders of KB Insurance and KB Capital to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5% of the sale price).

Shareholders of KB Insurance and KB Capital will be subject to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs), as well as securities transaction tax. For shareholders that are domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and individual shareholders that are Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain.

However, in the event a resident individual shareholder is a major shareholder (i.e., a shareholder whose shareholding exceeds 1% or KRW2.5 billion in terms of aggregate market value) pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation without a permanent establishment in Korea or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a permanent establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder.

Article 38 of the Tax Reduction and Exemption Control Act (Special Taxation for Comprehensive Exchange and Transfers of Stocks)

(1)	Where a domestic corporation meeting all the following requirements becomes a wholly-owned company of the counterpart corporation of the comprehensive exchange and transfer of stocks (hereafter referred to as “comprehensive exchange, etc. of stocks” in this Article) in accordance with the comprehensive exchange of stocks under Article 360-2 of the Korean Commercial Code or comprehensive transfer of stocks under Article 360-15 of the same Code, capital gains tax or corporate tax on the amount equivalent to the gains from the transfer of stocks accrued to the stockholders of the wholly owned company from the comprehensive exchange, etc. of such stocks may be deferred until the stockholders of the wholly owned company dispose of the stocks of the wholly-owning parent company, as prescribed by Presidential Decree.

1.	That it shall be a comprehensive exchange of stocks between domestic corporations operating business for at least one year as at the date of comprehensive exchange and transfer of stocks: Provided, That a wholly-owning parent company to be newly established through the comprehensive exchange of stocks shall be excluded herefrom;

2.	That the price of stocks among the aggregate of comprehensive exchange and transfer shall be at least 80/100, and such stocks are distributed, as prescribed by Presidential Decree, and that the stockholders of the wholly-owned subsidiary and the wholly-owning parent company shall hold stocks acquired through the comprehensive exchange, etc. of stocks until the end of the business year to which the date of exchange and transfer belongs where the stockholders of a wholly-owned subsidiary receive the payment for exchange and transfer from the wholly-owning parent company;

3.	That the wholly-owned subsidiary shall keep on operating until the end of the business year to which the date of exchange and transfer belongs.

In connection with the special taxation provision for comprehensive exchange and transfers of stocks above, in determining whether the price of stocks to be distributed comprises at least 80% of the aggregate payment received from the wholly-owning parent company for the Stock Swaps, payments for the shares of KB Insurance and KB Capital (the subsidiaries) that KB Financial Group (the parent company) acquired in the past two years are considered monetary payments. On November 19, 2015, which is within two years from the expected Stock Swap Date (July 7, 2017), KB Financial Group purchased 13.85% of the total issued shares of KB Insurance, and on December 30, 2016, KB Financial Group acquired 6,500,000 common shares (6.49%) of KB Insurance by capital increase through third party allotment, and therefore, KB Financial Group acquired 20.34% of the total issued shares of KB Insurance within two years from the expected Stock Swap Date. In addition, KB Financial Group acquired 54.49% of the total issued shares of KB Insurance through the KBI Tender Offer, which was completed on May 12, 2017, and all payments for shares of KB Insurance that are acquired by KB Financial Group within two years from the expected Stock Swap Date are regarded as monetary payments under the special taxation provision above. Consequently, monetary payments comprise approximately 74.83% of the aggregate payment for the KBI Stock Swap, and the requirement of having stock distributions comprise 80% or more of the aggregate payment for the KBI Stock Swap cannot be satisfied. As a result of the KBI Tender Offer, KB Financial Group is the largest shareholder (94.30%) of KB Insurance as of the date of the submission of the Securities Registration Statement.

Accordingly, the KBI Stock Swap between KB Financial Group and KB Insurance does not satisfy the requirements for deferring taxation on the net realized gain. Therefore, investors should note that the KBI Stock Swap and the exercise of appraisal rights will be subject to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5% of the sale price).

With respect to KB Capital, KB Financial Group acquired 52.02% of the total issued shares of KB Capital in March 2014, which is more than two years ago, so the payment therefore is not regarded as monetary payment. KB Financial Group acquired 27.68% of the total issued shares of KB Capital through the KBC Tender Offer, which was completed on May 12, 2017, and all payments for shares of KB Capital that are acquired by KB Financial Group within two years from the expected Stock Swap Date are regarded as monetary payments under the special taxation provision above. Consequently, monetary payments comprise approximately 27.68% of the aggregate payment for the KBC Stock Swap, and the requirement of having stock distributions comprise 80% or more of the aggregate payment for the KBC Stock Swap cannot be satisfied. As a result of the KBC Tender Offer, KB Financial Group is the largest shareholder (79.70%) of KB Capital as of the date of the submission of the Securities Registration Statement.

Accordingly, the KBC Stock Swap between KB Financial Group and KB Capital, just as in the case for KB Insurance, does not satisfy the requirements for deferring taxation on the net realized gain. Therefore, investors should note that the KBC Stock Swap and the exercise of appraisal rights will be subject to corporate tax or income tax with respect to the net realized gain, as well as securities transaction tax (0.5% of the sale price).

G.	Matters relating to the Absence of Voting Rights for Cross-owned Shares

Investors should note that, with respect to treasury shares that KB Insurance and KB Capital acquire from their dissenting shareholders pursuant to the exercise of appraisal rights, shares of KB Financial Group that will be transferred for such treasury shares of KB Insurance and KB Capital will qualify as cross-owned shares and will not have voting rights pursuant to paragraph (3) of Article 369 of the KCC.

Pursuant to paragraph (3) of Article 369 of the KCC, “if (i) a company, (ii) its parent company and its subsidiaries, or (iii) where its subsidiaries hold more than 10% of the total issued shares of another company, the shares of the company or of its parent company held by such other company will not have voting rights.” KB Financial Group plans to allot its shares for treasury shares of KB Insurance and KB Capital (including shares purchased as a result of the exercise of appraisal rights by dissenting shareholders of KB Insurance and KB Capital). Since KB Financial Group and each of KB Insurance and KB Capital are in a parent–subsidiary relationship with each other pursuant to the KCC, investors should note that shares of KB Financial Group (the parent company) allotted to KB Insurance and KB Capital (the subsidiaries) as described above will qualify as cross-owned shares and will not have voting rights pursuant to paragraph (3) of Article 369 of the KCC. In addition, KB Insurance and KB Capital must dispose of the shares of KB Financial Group so allotted within three years of their acquisition date in accordance with Article 62-2 of the Financial Holding Company Act.

H.	Risks Relating to Small-Scale Stock Swap Procedure

As the number of treasury shares that KB Financial Group is transferring to KB Insurance and KB Capital pursuant to the Stock Swaps is approximately 1.06% of KB Financial Group’s issued shares, each of the Stock Swaps qualifies as a “small-scale stock swap” pursuant to Article 360-10 of the KCC. A “small-scale stock swap” can be approved by a resolution of the board of directors in lieu of approval at a shareholders’ meeting and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

As the number of treasury shares that KB Financial Group is transferring to KB Insurance and KB Capital pursuant to the Stock Swaps is 4,440,000 shares (approximately 1.06% of the aggregate number of issued shares of KB Financial Group, 418,111,537), each of the Stock Swaps qualifies as a “small-scale stock swap” pursuant to Article 360-10 of the KCC. Furthermore, if shareholders owning 20% or more of the aggregate number of issued shares of KB Financial Group oppose the Stock Swaps during the period for the submission of notice of opposition to the Stock Swaps (April 27, 2017 to May 11, 2017), the small-scale stock swap procedures must be changed to ordinary stock swaps procedures; however, shareholders owning 20% or more of the aggregate number of issued shares of KB Financial Group did not oppose the Stock Swaps. Also, a “small-scale stock swap” can be approved by a resolution of the board of directors in lieu of approval at a shareholders’ meeting and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

I.	Risks Relating to Delisting of KB Insurance and KB Capital

As of the date of submission of the Securities Registration Statement, KB Financial Group is a listed company and plans to continue to be listed after the Stock Swaps. Each of KB Insurance and KB Capital, which will become a wholly-owned subsidiary of KB Financial Group following the Stock Swaps, expects to delist its shares on July 21, 2017.

As of the date of submission of the Securities Registration Statement, KB Financial Group is a listed company and plans to continue to be listed after the Stock Swaps. Each of KB Insurance and KB Capital, which will become a wholly-owned subsidiary of KB Financial Group following the Stock Swaps, expects to delist its shares on July 21, 2017 and starting on July 5, 2017, its shares will no longer be traded in the securities market. Such date is tentative, and the actual delisting date may change based on discussions with relevant authorities.

VII.	MATTERS RELATING TO APPRAISAL RIGHTS

1.	Conditions for Exercising Appraisal Rights

A.	Wholly-Owning Parent Company (KB Financial Group)

With respect to KB Financial Group, the Stock Swaps will proceed as small-scale stock swaps pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group. Therefore, the section below only explains the matters relating to appraisal rights granted to shareholders of KB Insurance and KB Capital.

B.	Wholly-owned Subsidiaries (KB Insurance and KB Capital)

Pursuant to Article 360-5 of the KCC, Article 165-5 of the FSCMA and Article 62-2 of the Financial Holding Company Act, a shareholder whose name is registered in the shareholder register of KB Insurance or KB Capital, as applicable, as of the record date (May 22, 2017 [12:00 a.m. May 23, 2017]) and who does not approve of the relevant Stock Swap must notify KB Insurance or KB Capital, as applicable, at least one day prior to the general meeting of shareholders (June 21, 2017), in writing of its dissent to the resolution of the board of directors relating to the relevant Stock Swap.

A shareholder who has so notified KB Insurance or KB Capital, as applicable, in writing of its dissent to the resolution of the board of directors may exercise its appraisal rights with respect to all or a portion of the shares owned by it and registered in the shareholder register as of the record date and which have continued to be owned by such shareholder until the date of the exercise of the appraisal rights (provided, that pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights may only be granted if a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors in accordance with the public disclosure rules, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken) by providing a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 10 days after the date of the resolution adopted at the general meeting of shareholders.

Accordingly, a shareholder may exercise its appraisal rights only with respect to shares which it held from the date of public notice of the resolution of the board of directors (April 14, 2017) (or, in the case of (i) through (iii) in the preceding paragraph, the business day following public notice of the resolution of the board of directors (April 17, 2017)) through the record date (May 22, 2017 [12:00 a.m. May 23, 2017]) and for which such shareholder has maintained ownership until the date of the exercise of such appraisal rights.

Appraisal rights may be exercised with respect to only a portion of the shares owned and registered in the shareholder register. In addition, shareholders of KB Insurance or KB Capital, as applicable, that notify the company, as applicable, in writing of their dissent to the resolution of the board of directors relating to the relevant Stock Swap may not exercise appraisal rights if such shareholders vote in favor of such Stock Swap at the general meeting of shareholders.

KB Insurance and KB Capital, as listed companies on the KRX KOSPI Market, must purchase the shares in respect of which appraisal rights have been exercised within one month after the end date of the appraisal right exercise period.

2.	Expected Share Purchase Price

A.	Common Shares of KB Financial Group

With respect to KB Financial Group, the Stock Swaps will proceed as small-scale stock swaps pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Common Shares of KB Insurance and KB Capital

Proposed purchase price for consultation	KB Insurance	KB Capital
	~~W~~27,495	~~W~~ 25,234

Calculation criteria	Calculated in accordance with the method prescribed by paragraph (3)-1 of Article 62-2 of the Financial Holding Company Act and paragraph (1) of Article 33-2 of its Enforcement Decree, as well as paragraph (3)-1 of Article 176-7 of the Enforcement Decree of the FSCMA.

If no agreement is reached on the share purchase price	(1)	Pursuant to paragraph (4) Article 62-2 of the Financial Holding Company Act, if the company or shareholders holding at least 30% of the number of shares in respect of which appraisal rights have been exercised opposes the share purchase price proposed by the company, such company or shareholders concerned may file an application for the adjustment of the share purchase price with the FSC 10 days prior (Monday, July 17, 2017) to the payment date of the share purchase price.
	(2)

Pursuant to paragraph (3) of Article 165-5 of the FSCMA, if the company or a shareholder exercising appraisal rights contests the share purchase price proposed by the company, it may request a court to determine the share purchase price. With respect to whether a court may be requested to determine the share purchase price, please note that the courts may interpret paragraph (3) of Article 62-2 of the Financial Holding Company Act differently.

1.	In the event that the shareholders contesting the above expected share purchase price apply for an adjustment of the share purchase price with the FSC or request a court to determine the share purchase price, such application or request will not affect the Stock Swap procedures and the purchase price determined by such application or request shall have effect only with respect to those shareholders who had made such application or request.

(1)	KB Insurance

[Method of Determination of the Expected Share Purchase Price]

	(Calculation date: April 13, 2017)
Item	Amount (KRW)	Calculation Period

① Volume weighted average of the closing prices of KB Insurance common shares for the most recent two-month period	27,028	February 14, 2017 — April 13, 2017

② Volume weighted average of the closing prices of KB Insurance common shares for the most recent one-month period	27,666	March 14, 2017 — April 13, 2017

③ Volume weighted average of the closing prices of KB Insurance common shares for the most recent one-week period	27,790	April 7, 2017 — April 13, 2017

Share Purchase Price [(①+②+③)/3]	27,495	—

The table below shows the closing prices and trading volumes for the two-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
February 14, 2017 (Tues)	26,400	156,423	4,129,567,200
February 15, 2017 (Wed)	26,900	222,926	5,996,709,400
February 16, 2017 (Thurs)	26,000	405,706	10,548,356,000
February 17, 2017 (Fri)	25,700	238,647	6,133,227,900
February 20, 2017 (Mon)	25,550	156,706	4,003,838,300
February 21, 2017 (Tues)	25,500	175,740	4,481,370,000
February 22, 2017 (Wed)	25,400	215,901	5,483,885,400
February 23, 2017 (Thurs)	25,600	316,485	8,102,016,000
February 24, 2017 (Fri)	26,000	321,138	8,349,588,000
February 27, 2017 (Mon)	26,150	176,989	4,628,262,350
February 28, 2017 (Tues)	26,350	121,953	3,213,461,550
March 2, 2017 (Thurs)	26,400	294,796	7,782,614,400
March 3, 2017 (Fri)	27,100	455,832	12,353,047,200
March 6, 2017 (Mon)	27,300	229,397	6,262,538,100
March 7, 2017 (Tues)	27,450	212,116	5,822,584,200
March 8, 2017 (Wed)	27,450	179,405	4,924,667,250
March 9, 2017 (Thurs)	27,250	297,584	8,109,164,000
March 10, 2017 (Fri)	27,300	162,736	4,442,692,800
March 13, 2017 (Mon)	27,150	135,482	3,678,336,300
March 14, 2017 (Tues)	27,700	248,738	6,890,042,600
March 15, 2017 (Wed)	28,100	266,148	7,478,758,800
March 16, 2017 (Thurs)	28,300	174,015	4,924,624,500
March 17, 2017 (Fri)	28,150	245,186	6,901,985,900
March 20, 2017 (Mon)	27,900	143,460	4,002,534,000
March 21, 2017 (Tues)	27,900	128,241	3,577,923,900
March 22, 2017 (Wed)	27,600	113,942	3,144,799,200
March 23, 2017 (Thurs)	27,650	96,531	2,669,082,150
March 24, 2017 (Fri)	27,400	143,433	3,930,064,200
March 27, 2017 (Mon)	27,400	98,662	2,703,338,800
March 28, 2017 (Tues)	27,400	118,293	3,241,228,200
March 29, 2017 (Wed)	27,550	192,846	5,312,907,300
March 30, 2017 (Thurs)	27,200	221,492	6,024,582,400
March 31, 2017 (Fri)	27,000	316,445	8,544,015,000
April 3, 2017 (Mon)	27,300	260,420	7,109,466,000
April 4, 2017 (Tues)	27,750	123,060	3,414,915,000
April 5, 2017 (Wed)	27,700	114,363	3,167,855,100
April 6, 2017 (Thurs)	27,650	103,327	2,856,991,550
April 7, 2017 (Fri)	27,750	148,427	4,118,849,250
April 10, 2017 (Mon)	27,500	164,978	4,536,895,000
April 11, 2017 (Tues)	27,500	101,570	2,793,175,000
April 12, 2017 (Wed)	27,400	126,492	3,465,880,800
April 13, 2017 (Thurs)	28,200	322,705	9,100,281,000
A. Volume weighted average of the closing prices for the most recent two-month period			27,028
B. Volume weighted average of the closing prices for the most recent one-month period			27,666
C. Volume weighted average of the closing prices for the most recent one-week period			27,790
D. Share purchase price based on arithmetic mean [(A+B+C)/3]			27,495

(2)	KB Capital

[Method of Determination of the Expected Share Purchase Price]

	(Calculation date: April 13, 2017)
Item	Amount (KRW)	Calculation Period

① Volume weighted average of the closing prices of KB Capital common shares for the most recent two-month period	25,442	February 14, 2017 — April 13, 2017

② Volume weighted average of the closing prices of KB Capital common shares for the most recent one-month period	25,159	March 14, 2017 — April 13, 2017

③ Volume weighted average of the closing prices of KB Capital common shares for the most recent one-week period	25,100	April 7, 2017 — April 13, 2017

Share Purchase Price [(①+②+③)/3]	25,234	—

The table below shows the closing prices and trading volumes for the two-month period preceding the calculation date of April 13, 2017.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price x Trading Volume (KRW)
February 14, 2017 (Tues)	25,500	13,762	350,931,000
February 15, 2017 (Wed)	25,800	9,178	236,792,400
February 16, 2017 (Thurs)	25,800	22,051	568,915,800
February 17, 2017 (Fri)	26,200	13,226	346,521,200
February 20, 2017 (Mon)	26,000	10,891	283,166,000
February 21, 2017 (Tues)	26,000	7,058	183,508,000
February 22, 2017 (Wed)	26,000	2,967	77,142,000
February 23, 2017 (Thurs)	26,150	6,030	157,684,500
February 24, 2017 (Fri)	26,150	9,774	255,590,100
February 27, 2017 (Mon)	26,000	10,010	260,260,000
February 28, 2017 (Tues)	26,800	9,755	261,434,000
March 2, 2017 (Thurs)	26,000	8,471	220,246,000
March 3, 2017 (Fri)	26,000	7,688	199,888,000
March 6, 2017 (Mon)	25,600	8,507	217,779,200

March 7, 2017 (Tues)	26,250	8,227	215,958,750
March 8, 2017 (Wed)	25,700	8,661	222,587,700
March 9, 2017 (Thurs)	25,850	5,204	134,523,400
March 10, 2017 (Fri)	25,750	12,870	331,402,500
March 13, 2017 (Mon)	25,900	6,824	176,741,600
March 14, 2017 (Tues)	25,850	7,459	192,815,150
March 15, 2017 (Wed)	25,850	8,511	220,009,350
March 16, 2017 (Thurs)	26,150	16,296	426,140,400
March 17, 2017 (Fri)	26,100	9,549	249,228,900
March 20, 2017 (Mon)	25,900	8,282	214,503,800
March 21, 2017 (Tues)	25,600	11,340	290,304,000
March 22, 2017 (Wed)	25,000	34,732	868,300,000
March 23, 2017 (Thurs)	25,250	18,827	475,381,750
March 24, 2017 (Fri)	24,950	11,850	295,657,500
March 27, 2017 (Mon)	24,750	39,277	972,105,750
March 28, 2017 (Tues)	24,750	7,180	177,705,000
March 29, 2017 (Wed)	24,200	7,795	188,639,000
March 30, 2017 (Thurs)	24,900	2,758	68,674,200
March 31, 2017 (Fri)	24,600	3,175	78,105,000
April 3, 2017 (Mon)	25,000	6,183	154,575,000
April 4, 2017 (Tues)	24,900	4,848	120,715,200
April 5, 2017 (Wed)	24,850	3,961	98,430,850
April 6, 2017 (Thurs)	24,900	7,383	183,836,700
April 7, 2017 (Fri)	24,950	7,013	174,974,350
April 10, 2017 (Mon)	25,000	7,954	198,850,000
April 11, 2017 (Tues)	24,850	6,426	159,686,100
April 12, 2017 (Wed)	25,100	89,112	2,236,711,200
April 13, 2017 (Thurs)	25,700	5,828	149,779,600
A. Volume weighted average of the closing prices for the most recent two-month period			25,442
B. Volume weighted average of the closing prices for the most recent one-month period			25,159
C. Volume weighted average of the closing prices for the most recent one-week period			25,100
D. Share purchase price based on arithmetic mean [(A+B+C)/3]			25,234

3.	Procedures, Method, Timeframe and Location for Exercise

A.	Wholly-Owning Parent Company (KB Financial Group)

With respect to KB Financial Group, the Stock Swaps will proceed as small-scale stock swaps pursuant to Article 360-10 of the KCC and accordingly, no appraisal rights will be granted to the dissenting shareholders of KB Financial Group.

B.	Wholly-owned Subsidiaries (KB Insurance and KB Capital)

(1)	Procedures for Notice of Dissent

Pursuant to Article 360-5 of the KCC, Article 165-5 of the FSCMA and Article 62-2 of the Financial Holding Company Act, a shareholder whose name is registered in the shareholder register of KB Insurance or KB Capital, as applicable, as of the record date (May 22, 2017 [12:00 a.m. May 23, 2017]) and who does not approve of the relevant Stock Swap must notify KB Insurance or KB Capital, as applicable, at least one day prior to the general meeting of shareholders (June 21, 2017) (such date, the “Dissent Filing Deadline”), in writing of its dissent to the resolution of the board of directors relating to the relevant Stock Swap.

A shareholder who has so notified KB Insurance or KB Capital, as applicable, in writing of its dissent to the resolution of the board of directors may exercise its appraisal rights with respect to all or a portion of the shares owned by it and registered in the shareholder register as of the record date and which have continued to be owned by such shareholder until the date of the exercise of the appraisal rights (provided, that pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights may only be granted if a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors in accordance with the public disclosure rules, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken) by providing a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 10 days after the date of the resolution adopted at the general meeting of shareholders.

Accordingly, a shareholder may exercise its appraisal rights only with respect to shares which it held from the date of public notice of the resolution of the board of directors (April 14, 2017) (or, in the case of (i) through (iii) in the preceding paragraph, the business day following public notice of the resolution of the board of directors (April 17, 2017)) through the record date (May 22, 2017 [12:00 a.m. May 23, 2017]) and for which such shareholder has maintained ownership until the date of the exercise of such appraisal rights.

Beneficial owners that have entrusted their shares to a securities company must notify such securities company of their dissent. In such case, the dissent must be conveyed no later than three business days prior to the Dissent Filing Deadline. A securities company must collect and convey such information to the Korea Securities Depositary (the “KSD”) two business days prior to the Dissent Filing Deadline. The KSD must notify KB Insurance and KB Capital of the beneficial owners’ dissent on behalf of such owners prior to the date of the general meeting of shareholders.

(2)	Dissent Filing Period

•	Start Date: April 14, 2017

•	End Date: June 21, 2017

(3)	Exercise of Appraisal Rights

Pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights may only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice (April 14, 2017) of the resolution of the board of directors approving the Stock Swaps in accordance with the public disclosure rules, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares from the business day after the date of such public notice of the resolution of the board of directors until the date of the exercise of such appraisal rights.

Pursuant to Article 360-5 of the KCC, Article 165-5 of the FSCMA and paragraph (2) of Article 62-2 of the Financial Holding Company Act, a shareholder who has provided written notice of its dissent may exercise its appraisal rights with respect to the shares owned by such shareholder by providing KB Insurance or KB Capital, as applicable, with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised during the appraisal right exercise period, which is the period of 10 days after the date of the resolution adopted at the general meeting of shareholders. Appraisal rights may be exercised with respect to only a portion of the shares owned and registered in the shareholder register.

Appraisal rights are granted to shareholders of KB Insurance and KB Capital who have maintained their ownership of shares from the date of the resolution of the board of directors (April 14, 2017) until the date of exercise of appraisal rights. Beneficial owners that have entrusted their shares to a securities company may exercise their appraisal rights by filing with such securities companies an application to exercise the appraisal rights with respect to such entrusted shares. In such case, the application must be filed with such securities companies no later than two business days prior to the end of the appraisal right exercise period, subsequent to which the securities companies must make an application to the KSD one business day prior to the end of the appraisal right exercise period. The KSD will then collect and deliver such applications to KB Insurance and KB Capital, as applicable, on behalf of such owners.

(4)	Exercise Period

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder that has provided KB Insurance or KB Capital, as applicable, with a written notice of its dissent to the resolution of the board of directors relating to the relevant Stock Swap prior to the general meeting of shareholders may exercise its appraisal rights within 20 days after the date of the resolution adopted at the general meeting of shareholders. However, in accordance with paragraph (2) of Article 62-2 of the Financial Holding Company Act, such 20-day exercise period has been shortened to a 10-day exercise period.

•	Start Date: June 22, 2017

•	End Date: July 3, 2017

(5)	Filing Location

•	Shareholders registered in the shareholder register:

KB Insurance: KB Insurance Tower, 117 Teheran-ro, Gangnam-gu, Seoul, Korea

KB Capital: 295 Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea

•	Beneficial owners that have entrusted their shares to a securities company: Relevant securities company

4.	Impact of the Appraisal Rights on the Effectiveness of the Stock Swaps

Not applicable

5.	Funding Method, Expected Payment Schedule, Payment Method, etc. for the Share Purchase Price

A.	Funding Method for Share Purchase Price

KB Insurance and KB Capital expect to fund the share purchase price from available funds retained by KB Insurance and KB Capital and to employ ordinary funding methods if necessary.

B.	Expected Payment Schedule for Share Purchase Price

Payment of the share purchase price is expected to be made within one month after the end date of the appraisal right exercise period.

C.	Expected Payment Method for Share Purchase Price

•	Shareholders registered in the shareholder register: By transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: By transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

D.	Noteworthy Matters Relating to the Share Purchase Price and the Exercise of Appraisal Rights

Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change based on consultation with the shareholders, if needed. In the event shares held by shareholders of KB Insurance or KB Capital dissenting to the Stock Swaps are sold to the relevant company through the exercise of appraisal rights, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event an individual resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation without a permanent establishment in Korea or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a permanent establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder.

In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable.

For details with respect to whether capital gains tax or corporate tax on the transfer of stocks may be deferred for shareholders of KB Insurance and KB Capital pursuant to Article 38 of the Tax Reduction and Exemption Control Act, see “—VI. Risk Factors — 4. Risk Factors to Consider for an Investment in the Relevant Securities in the Event the Stock Swaps are Consummated – Other Risks – G. Matters relating to Taxation of the Stock Swaps.”

E.	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

KB Financial Group plans to deliver its shares for treasury shares acquired by KB Insurance and KB Capital as a result of the exercise of appraisal rights by dissenting shareholders. KB Insurance and KB Capital must dispose of common shares of KB Financial Group so transferred within three years of the acquisition date in accordance with Article 62-2 of the Financial Holding Company Act, and such disposal may have an effect on the market price of the common shares of KB Financial Group.

6.	Grounds for Non-recognition of or Limitation on Appraisal Rights

Appraisal rights will be lost with respect to shares that were sold prior to the exercise of appraisal rights, even if such shares are repurchased subsequently. In addition, shareholders that notify KB Insurance or KB Capital, as applicable, in writing of their dissent to the resolution of the board of directors relating to the relevant Stock Swap may not exercise appraisal rights if such shareholders vote in favor of such Stock Swap at the general meeting of shareholders.

Furthermore, if the relevant Stock Swap Agreement is terminated upon the occurrence of the events described in “—VI. Risk Factors — 1. Risk Factors Related to the Consummation of the Stock Swaps” above and the relevant Stock Swap procedures are suspended, the exercise of appraisal rights by the dissenting shareholders will also cease to have effect and KB Insurance or KB Capital, as applicable, will not purchase such shares with respect to which appraisal rights have been exercised.

VIII.	RELATIONSHIP OF THE PARTIES

1.	Relationship of the Parties

A.	Relationship of Affiliates and Subsidiaries

The parties to the Stock Swaps are affiliates that are members of the KB Financial Group. KB Insurance and KB Capital are subsidiaries of KB Financial Group and KB Financial Group holds 94.30% and 79.70% of the issued shares of KB Insurance and KB Capital, respectively, as of the date of submission of the Securities Registration Statement.

(As of the date of submission of the Securities Registration Statement)
Classification	Company Name	Controlling Company	Remarks
Holding company (1)	KB Financial Group Inc.	—	Listed
	Kookmin Bank		Not listed
	KB Securities Co., Ltd.		Not listed
	KB Insurance Co., Ltd.		Listed
	KB Kookmin Card Co., Ltd.		Not listed
First-tier	KB Life Insurance Co., Ltd.	KB Financial	Not listed
subsidiaries	KB Asset Management Co., Ltd.	Group Inc.	Not listed
(12)	KB Capital Co., Ltd.		Listed
	KB Savings Bank Co., Ltd.		Not listed
	KB Real Estate Trust Co., Ltd.		Not listed
	KB Investment Co., Ltd.		Not listed
	KB Credit Information Co., Ltd.		Not listed
	KB Data Systems Co., Ltd.		Not listed
	Kookmin Bank Int’l Ltd. (London)		Not listed (Overseas)
	Kookmin Bank Cambodia PLC.		Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.		Not listed (Overseas)
	Hyundai Savings Bank Co., Ltd.		Not listed
	Hyundai Asset Management Co., Ltd.		Not listed
	KBFG Securities America Inc.		Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities Co.,	Not listed (Overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund	Ltd.	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		Not listed
Second-tier	KB IGen Private Equity Fund No. 1		Not listed
subsidiaries	KB Private Equity Fund No. 3		Not listed
(23)	KB Claims Survey & Adjusting		Not listed
	KB Sonbo CNS		Not listed
	Leading Insurance Services, Inc.	KB Insurance Co.,	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	Ltd.	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia		Not listed (Overseas)
	KB Golden Life Care Co., Ltd.		Not listed
	KB KOLAO LEASING Co., Ltd.	KB Capital Co., Ltd.	Not listed (Overseas)
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund		Not listed
	KoFC POSCO Hanwha KB Shared Growth No.2 Private Equity Fund	KB Investment Co.,	Not listed
	KoFC Value-up Private Equity Fund	Ltd.	Not listed
	Korea GCC Global Cooperation Private Equity Fund		Not listed

B.	Directors and Executive Officers with Concurrent Offices

As of the date of submission of the Securities Registration Statement, the following officers hold concurrent positions at companies subject to the Stock Swaps.

(As of the date of submission of the Securities Registration Statement)
Name	Relevant Affiliate	Title	Start of Term	Standing
Jae Keun Lee	KB Insurance	Non-standing director	March 2017	No

Directors and Executive Officers Who Hold Concurrent Offices at KB Financial Group and its Affiliates

(As of the date of submission of the Securities Registration Statement)
Name	Relevant Affiliate	Title	Start of Term	Standing
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014	Yes
Hong Lee	Kookmin Bank	Senior Executive Vice President; Shared Service Group	January 2017	Yes
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President, Head of IT Group	January 2015	Yes
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2017	Yes
	KB Securities	Deputy President; Wealth Management Division	January 2017	Yes
Kwi Sang Jun	Kookmin Bank	Senior Executive Vice President, Corporate Investment Banking Group	January 2016	Yes
	KB Securities	Deputy President; Investment Banking Division	January 2017	Yes
Jae Hong Park	Kookmin Bank	Senior Managing Director, Global Business Division	January 2016	Yes
Ki Hwan Kim	Kookmin Bank	Senior Managing Director, Risk Management Group	January 2016	Yes
Hong Seob Shin	Kookmin Bank	Senior Managing Director, Customer Brand Strategy Group	January 2016	Yes
Dong Whan Han	Kookmin Bank	Managing Director; Future Channel Group	January 2017	Yes
Dong Cheol Lee	KB Securities	Non-standing Director	December 2016	No
Jae Keun Lee	KB Insurance	Non-standing Director	March 2017	No
	Kookmin Card	Non-standing Director	February 2017	No

Directors and Executive Officers Who Hold Concurrent Offices at KB Insurance and other Affiliates of KB Financial Group

(As of the date of submission of the Securities Registration Statement)
Name	Relevant Affiliate	Title	Standing
Jae Keun Lee	KB Financial Group	Managing Director	Yes
Jae Keun Lee	Kookmin Card	Non-standing Director	No
Chang Soo Choi	Leading Insurance Services, Inc.	Director	No
Chang Soo Choi	PT. KB Insurance Indonesia	Director	No
Bon Wook Koo	KB Golden Life Care Co., Ltd.	Non-standing Director	No
Chan Hyung Cho	KB Claims Survey & Adjusting	Non-standing Director	No
Jae Hyun Kim	KB Claims Survey & Adjusting	Non-standing Director	No

Directors and Executive Officers Who Hold Concurrent Offices at Other Companies

(As of March 31, 2017)
Company Name	Name	Relevant Other Company	Title	Start of Term
KB Financial Group	Suk Ryul Yoo	Jungmok Co, Ltd.	Representative Director	December 2013

2.	Transactions Between the Parties

A.	Investments

Not applicable

B.	Guarantees of Debt and Provision of Credit

<Acquisition of Hybrid Bonds Issued by KB Capital>

-	Date of acquisition (issue): March 27, 2015

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Affiliate	The 299th private placement hybrid bonds	KRW50 billion	Capital increase	5.011%	March 27, 2045 (extension available)

-	Date of acquisition (issue): September 24, 2015

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Affiliate	The 320th private placement hybrid bonds	KRW50 billion	Capital increase	4.606%	September 24, 2045 (extension available)

-	Date of acquisition (issue): March 29, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Affiliate	The 323rd private placement hybrid bonds	KRW50 billion	Capital increase	4.396%	March 29, 2046 (extension available)

-	Date of acquisition (issue): June 28, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Affiliate	The 352nd private placement hybrid bonds	KRW50 billion	Capital increase	4.064%	June 28, 2046 (extension available)

-	Date of acquisition (issue): November 28, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Affiliate	The 367th private placement hybrid bonds	KRW50 billion	Capital increase	4.744%	November 28, 2046 (extension available)

-	Date of acquisition (issue): April 27, 2017

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Affiliate	The 378th private placement hybrid bonds	KRW50 billion	Capital increase	4.431%	April 2, 2047 (extension available)

C.	Provision of Security

Not applicable

D.	Purchases and Sales

Not applicable

E.	Receivables and Payables

Not applicable

3.	Transactions with the Largest Shareholder

Not applicable

4.	Other Relationships including Competitive or Complementary Relationships

Not applicable

IX.	OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Past Mergers and Acquisitions

[KB Financial Group]

Date	Description	Remarks
March 2, 2011	Addition of KB Kookmin Card Co., Ltd. as a subsidiary	Established on March 2, 2011 as a separate entity upon the completion of a horizontal spin-off of Kookmin Bank’s credit card business and added as a subsidiary of KB Financial Group.
March 20, 2014	Addition of KB Capital Co., Ltd. as a subsidiary	Acquired Woori Financial Co., Ltd. on March 20, 2014 and subsequently renamed the entity KB Capital Co., Ltd. upon its addition as a subsidiary of KB Financial Group.
June 27, 2014	Addition of KB Insurance Co., Ltd. as a subsidiary	Entered into a share purchase agreement on June 27, 2014 for the acquisition of shares of LIG Insurance Co., Ltd. and obtained an approval from the FSC on December 24, 2014 to add the entity as a subsidiary of KB Financial Group. Amended the terms of the share purchase agreement on March 26, 2015 for the acquisition of shares of LIG Insurance Co., Ltd. and obtained an approval from the Federal Reserve Board on June 18, 2015 to become a U.S. financial holding company. Subsequently renamed the entity KB Insurance Co., Ltd. on June 24, 2015 and added it as a subsidiary of KB Financial Group.
May 31, 2016	Addition of Hyundai Securities Co., Ltd. as a subsidiary	Entered into a share purchase agreement on May 31, 2016 to acquire 53,380,410 shares (representing 22.56% of the total issued shares) of Hyundai Securities for KRW1,242,594 million. Acquired 16,715,870 treasury shares (representing 7.06% of the total issued shares) of Hyundai Securities for KRW107,256 million on June 28, 2016, thereby increasing the total number of shares of Hyundai Securities owned by KB Financial Group to 70,096,280 shares (representing 29.62% of the total issued shares), and added Hyundai Securities as a subsidiary of KB Financial Group.
November 1, 2016	Merger between Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd.

Resolved to merge KB Investment & Securities Co., Ltd. with and into Hyundai Securities Co., Ltd., which was approved by the board of directors on November 1, 2016. (15th meeting of the board of directors)

-   Acquiring company (surviving entity): Hyundai Securities Co., Ltd.

-   Acquired company (merged entity): KB Investment & Securities Co., Ltd.

-   Date of merger: December 30, 2016

-   Merger ratio: Hyundai Securities Co., Ltd. : KB Investment & Securities Co., Ltd. = 1:1.33681318

November 30, 2016	Merger between Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd.	Extraordinary meeting of shareholders regarding the merger on November 30, 2016 (17th meeting of the board of directors)
December 15, 2016	Merger between Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd.	3rd extraordinary meeting of shareholders - Approval of the merger (Approved as proposed)
December 30, 2016	Merger between Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd.

Completed merger with KB Investment & Securities Co., Ltd.

-   Number of shares increased by 42,227,674

-   Total issued shares: 278,840,204

-   Renamed Hyundai Securities Co., Ltd. to KB Securities Co., Ltd.

4th extraordinary meeting of shareholders

-   Reporting of the completion of the merger

December 31, 2016	Merger between Hyundai Securities Co., Ltd. and KB Investment & Securities Co., Ltd.	Rights offering (allocated to shareholders) - Number of shares offered: 19,780,220 - Total issued shares: 298,620,424

2.	Share Ownership of the Largest Shareholders

A.	Changes in Share Ownership of the Largest Shareholders Before and After the Stock Swaps

Classification	Shares Owned Before the Stock Swaps (As of the date of submission of the Securities Registration Statement)			Shares Owned After the Stock Swaps
	KB Financial Group	KB Insurance	KB Capital	KB Financial Group	KB Insurance	KB Capital
Name of the largest shareholder	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group	KB Financial Group	Korean National Pension Service (Korean National Pension Fund)	KB Financial Group	KB Financial Group
Total number of shares owned by the largest shareholder	40,950,453 shares	62,710,408 shares	17,129,930 shares	45,342,972 shares	66,500,000 shares	21,492,128 shares
Percentage of shareholding of the largest shareholder	9.79%	94.30%	79.70%	10.73%	100%	100%

1.	The above changes in share ownership of the largest shareholders before and after the Stock Swaps do not include the results of the Tender Offers, which were completed on May 12, 2017.
2.	All of the shares of KB Financial Group, KB Insurance and KB Capital before and after the Stock Swaps are registered common shares.
3.	The number of shares of KB Financial Group owned by the Korean National Pension Service before the Stock Swaps are 40,950,453. The Korean National Pension Service also owns 6,275,164 shares of KB Insurance and 1,533,491 shares of KB Capital. The total number of shares of KB Insurance and KB Capital owned by the Korean National Pension Service that are subject to the Stock Swaps is 7,808,655.
4.	If the Korean National Pension Service exchanges all of its shares of KB Insurance and KB Capital through the Stock Swaps, instead of tendering them in the Tender Offers, the number of KB Financial Group shares to be allotted to it through the Stock Swaps will be 3,594,853 (in respect of shares of KB Insurance) and 797,666 (in respect of shares of KB Capital). The sum of the number of KB Financial Group shares to be allotted to the Korean National Pension Service through the Stock Swaps and the number of KB Financial Group shares owned by the Korean National Pension Service is 45,342,972.

B.	Planned Sale of Shares by the Largest Shareholder After the Stock Swaps

Such matter pertains to the business strategy of KB Financial Group and there are currently no such plans.

C.	Restrictions on Disposals of Shares Owned by the Largest Shareholder After the Stock Swaps

Not applicable

3.	Changes in Capital After the Stock Swaps

Not applicable

4.	Management Policies and Members of Management

The directors and members of the audit committee of KB Financial Group appointed before the Stock Swaps will retain their original terms of office despite Article 360-13 of the KCC, and there will be no directors newly appointed in connection with the Stock Swaps. In addition, major business policies and management composition plans of KB Financial Group, KB Insurance and KB Capital will not change in connection with the Stock Swaps.

5.	Business Plans

After the Stock Swaps, KB Financial Group and its wholly-owned subsidiaries, KB Insurance and KB Capital, plan to continue to conduct their respective main businesses, and currently there are no plans to enter into new businesses or cease or change their respective existing businesses. For details with respect to the other plans, see “—I. Basic Matters Relating to the Comprehensive Stock Swaps—1. Purpose of the Stock Swaps—C. Future Plans Relating to Reorganization of Corporate Structure.”

6.	Statements of Financial Position After the Stock Swaps

[KB Financial Group]

(Unit: KRW millions)
Items	Before the Stock Swaps	After the Stock Swaps	Change Increase / (Decrease)
I. Cash and due from financial institutions	1,093,526	—	—
II. Financial assets at fair value through profit or loss	247,371	—	—
III. Loans	—	—	—
IV. Investments in subsidiaries	21,392,745	22,703,430	1,310,685
V. Investment in associates	1,053,690	—	—
VI. Property and equipment	420	—	—
VII. Intangible assets	8,052	—	—
VIII. Deferred income tax assets	3,963	—	—
IX. Other assets	586,417	—	—

Total assets	24,386,184	25,696,869	1,310,685

I. Debts	470,000	—	—
II. Debentures	3,733,725	—	—
III. Net defined benefit liabilities	268	—	—
IV. Current income tax liabilities	419,611	—	—
V. Other liabilities	640,916	—	—

Total liabilities	5,264,520	—	—

I. Share capital	2,090,558	—	—
II. Capital surplus	14,656,168	14,725,942	69,774
III. Accumulated other comprehensive income	(4,769)	—	—
IV. Retained earnings	3,180,908	—	—
V. Treasury shares	(801,201)	(636,100)	(165,101)

Total equity	19,121,664	19,356,539	234,875

1.	The above statement of the financial position before the Stock Swaps is derived from the separate statement of financial position of KB Financial Group as of March 31, 2017.
2.	The above statement of financial position after the Stock Swaps reflects only (i) the treasury shares to be sold pursuant to the Stock Swaps and (ii) the increase in the number of common shares of KB Insurance and KB Capital that KB Financial Group will own after the Stock Swaps, and does not reflect any changes that are currently difficult to predict.
3.	The above statement was prepared based on estimates and may differ from the actual statement of financial position prepared in accordance with K-IFRS.

7.	Put-back Options Relating to the Stock Swaps

Not applicable

8.	Other Matters Necessary for an Investment Decision

A.	Public Disclosure of the Stock Swap Agreements

In accordance with paragraph (1) of Article 360-4 and paragraph (6) of Article 360-10 of the KCC and paragraph (2) of Article 62-2 of the Financial Holding Company Act, the following agreements will be made available at the respective headquarters of the parties to the Stock Swaps during (i) the period from the date that is seven days prior to the date of the general meeting of shareholders of KB Insurance and KB Capital to the date that is six months after the Stock Swap Date, with respect to KB Insurance and KB Capital, respectively, and (ii) the period from the date of the public announcement of a small-scale stock swap to the date that is six months after the Stock Swap Date, with respect to KB Financial Group. Shareholders may, at any time during business hours, inspect the documents below and request duplication of such documents.

(1)	Stock Swap Agreements

(2)	Document specifying the rationale of the allotment of shares to the shareholders of the company that will become the wholly-owned subsidiary

(3)	Final statements of financial position and statements of comprehensive income of each company involved in the Stock Swaps prepared within six months prior to the general meeting of shareholders

B.	Taxation Relating to the Stock Swaps

Shareholders of KB Insurance and KB Capital are subject to corporate tax or income tax with respect to the net realized gain resulting from the Stock Swaps, which qualify as off-exchange transactions. Shareholders of KB Insurance and KB Capital may be subject to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition costs and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event an individual resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation without a permanent establishment in Korea or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a permanent establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, shareholders of KB Insurance and KB Capital will be subject to securities transaction tax equal to 0.5% of the sale price.

For details with respect to whether capital gains tax or corporate tax on the transfer of stocks may be deferred for shareholders of KB Insurance and KB Capital pursuant to Article 38 of the Tax Reduction and Exemption Control Act, see “—VI. Risk Factors—4. Risk Factors to Consider for an Investment in the Relevant Securities in the Event the Stock Swap is Consummated—Other Risks—G. Matters relating to Taxation of the Stock Swaps.”

C.	Public Disclosure and Distribution of the Prospectus

(1)	Public Disclosure of the Prospectus

KB Financial Group plans to publicly disclose this Prospectus on the FSS e-Disclosure System (http://dart.fss.or.kr) after the FSC declares the Securities Registration Statement effective, in accordance with Article 123 of the FSCMA. In addition, this Prospectus will be available for inspection by shareholders of KB Financial Group, KB Insurance and KB Capital at the head offices of KB Financial Group, KB Insurance, KB Capital, the FSC and the Korea Exchange.

(2)	Distribution of the Prospectus

Shareholders of KB Insurance or KB Capital who will receive registered common shares of KB Financial Group pursuant to the relevant Stock Swap (excluding professional investors set forth in paragraph (5) of Article 9 of the FSCMA and persons exempt from the prospectus delivery requirements pursuant to Article 132 of the Enforcement Decree of the FSCMA) must receive this Prospectus prior to the date of the extraordinary general meeting of shareholders convened to approve such Stock Swap pursuant to Article 124 of the FSCMA.

①	Recipients and Delivery Method of the Prospectus

•	Persons entitled to receive this Prospectus: Shareholders of KB Insurance or KB Capital registered in its shareholder register as of the record date for the extraordinary general meeting of shareholders for approval of the relevant Stock Swap.

•	Delivery method: By registered mail or other methods to the registered addresses in the shareholder register.

②	Miscellaneous Information

•	If a shareholder of KB Insurance or KB Capital who will receive registered common shares of KB Financial Group pursuant to the relevant Stock Swap is not able to receive this Prospectus by registered mail or other methods, such shareholder should receive this Prospectus as an electronic document pursuant to Article 385 of the Enforcement Decree of the FSCMA or indicate in writing its intent to forego receipt of this Prospectus.

•	For shareholders not able to receive this Prospectus due to delivery failure or other reasons, this Prospectus will be made available for inspection at the extraordinary general meetings of shareholders of KB Insurance and KB Capital for approval of the Stock Swaps and at the head offices of KB Financial Group, KB Insurance and KB Capital.

•	For further information about receiving this Prospectus, please contact KB Financial Group, KB Insurance or KB Capital.

SECTION 2. MATTERS RELATING TO THE PARTIES

I.	OVERVIEW OF THE COMPANY

1.	Overview of the Company

A.	Overview of Consolidated Subsidiaries

(1)	Overview of Consolidated Subsidiaries

(Unit: KRW millions)
Company Name	Date of Establishment (mm.dd.yyyy)	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Kookmin Bank	11.1.2001	84, Namdaemun-ro, Jung-gu, Seoul	Banking and foreign exchange	301,201,501	See note 1	Applicable; See note 2
KB Securities Co., Ltd.	6.1.1962	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Financial investment	29,463,149	See note 1	See note 2
KB Kookmin Card Co., Ltd.	3.2.2011	30, Saemunan-ro 3-gil, Jongno-gu, Seoul	Credit card	15,739,739	See note 1	See note 2
KB Life Insurance Company	4.29.2004	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Life insurance	8,887,383	See note 1	See note 2
KB Asset Management Co., Ltd.	4.28.1988	70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Securities investment trust and investment advisory	170,781	See note 1	See note 2
KB Capital Co., Ltd.	9.11.1989	295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do	Financial leasing	7,452,823	See note 1	See note 2
KB Savings Bank Co., Ltd.	1.2.2012	260, Songpa-daero, Songpa-gu, Seoul	Savings banking	1,073,263	See note 1	See note 2
KB Real Estate Trust	12.3.1996	124, Teheran-ro, Gangnam-gu, Seoul	Real estate trust management	216,687	See note 1	See note 2
KB Investment Co., Ltd.	3.27.1990	731, Yeongdong-daero, Gangnam-gu, Seoul	Capital investment	146,372	See note 1	See note 2
KB Credit Information Co., Ltd.	10.9.1999	107, Huam-ro, Yongsan-gu, Seoul	Collection agency and credit investigation	27,973	See note 1	Not applicable
KB Data Systems Co., Ltd.	9.6.1991	78, Mapo-daero, Mapo-gu, Seoul	System/Software development, and distribution	27,037	See note 1	Not applicable
Kookmin Bank Hong Kong Ltd.	7.20.1995	Suite 1101 and 1106, 11/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Banking and foreign exchange	926,001	See note 1	See note 2
Kookmin Bank Int’l Ltd.	11.2.1991	6th Floor, Princes Court, 7 Princes Street, London, U.K.	Banking and foreign exchange	501,788	See note 1	See note 2

Kookmin Bank Cambodia PLC	5.4.2009	No 55, Street 214, Sangkat Boeung Raing, Khan Daun Penh, Phnom Penh, Cambodia	Banking and foreign exchange	162,133	See note 1	See note 2
Kookmin Bank (China) Ltd.	11.19.2012	19F, SK Tower, NO.6 Jia, Jianguomenwai Avenue, Beijing, China	Banking and foreign exchange	1,838,326	See note 1	See note 2
KB Microfinance Myanmar Co., LTD.	3.15.2017	No. 306, Thudamar Street, Nga Ward, North Okklapa Township, Yangon, Myanmar	Microfinance loan	—	See note 1	Not applicable
Hyundai Savings Bank Co., Ltd.	5.15.1972	652, Seolleung-ro, Gangnam-gu, Seoul	Mutual savings bank	1,695,908	See note 1	See note 2
Hyundai Asset Management Co., Ltd.	11.24.2008	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Collective investment	32,334	See note 1	Not applicable
KBFG Securities America Inc.	3.26.1996	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Securities	25,813	See note 1	Not applicable
KBFG Securities Hong Kong Ltd.	6.24.1977	Suite 2301-04, Citic Tower, 1 Tim Mei Avenue, Central, Hong Kong, China	Securities	29,947	See note 1	Not applicable
KB KOLAO LEASING CO., LTD.	2.08.2017	Aloun Mai Building (the 7th Floor), 23 Shingha Avenue, Nongborne Village, Saysettha District, Vientiane Capital, Lao PDR	Financial leasing	—	See note 1	Not applicable
Boyoung Construction*	11.07.1994	604, Suseok Plaza, 544-9, Sang-dong, Wonmi-gu, Bucheon-si	Construction	—	See note 1	Not applicable
Taejeon Samho No.1	6.25.2007	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	19,517	See note 1	Not applicable
Samho Kyungwon Co., Ltd.	11.19.2007	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	6,292	See note 1	Not applicable
Prince DCM	7.26.2007	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	202	See note 1	Not applicable
KL No. 1 Ltd.	2.4.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	50,122	See note 1	Not applicable
KH No. 2 Ltd.	3.22.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	41,074	See note 1	Not applicable
Silver Investment No. 2 Co., Ltd.	3.23.2016	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	51,762	See note 1	Not applicable
KL International No.1 Ltd.	4.19.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	50,072	See note 1	Not applicable

KL No. 3 Ltd.	5.4.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	30,058	See note 1	Not applicable
KBM No. 1 Ltd.	6.17.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	50,624	See note 1	Not applicable
KY No. 1 Ltd.	6.24.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	24,256	See note 1	Not applicable
KH No. 3 Ltd.	5.25.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	100,600	See note 1	See note 2
KBC No. 1 Ltd.	7.4.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	35,208	See note 1	Not applicable
KH No. 4 Ltd.	7.18.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	25,098	See note 1	Not applicable
KDL No. 1 Ltd.	9.5.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	50,529	See note 1	Not applicable
KL Food No. 1	9.12.2016	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	50,242	See note 1	Not applicable
KBY No.1 Ltd.	9.7.2016	84, Namdamun-ro, Jung-gu, Seoul	Asset-backed securitization	25,196	See note 1	Not applicable
KBH No.1 Ltd.	9.2.2016	84, Namdamun-ro, Jung-gu, Seoul	Asset-backed securitization	20,083	See note 1	Not applicable
KBH No.2 Ltd.	11.7.2016	84, Namdamun-ro, Jung-gu, Seoul	Asset-backed securitization	30,084	See note 1	Not applicable
KB Ino No.1 Ltd.	11.1.2016	84, Namdamun-ro, Jung-gu, Seoul	Asset-backed securitization	50,158	See note 1	Not applicable
Live For Rental 1st Ltd.	11.4.2016	84, Namdamun-ro, Jung-gu, Seoul	Asset-backed securitization	70,184	See note 1	Not applicable
HLD No.3 Ltd.	2.15.2017	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
Leecheon Albatros Inc.	12.18.2014	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KB Hub No. 1 Ltd.	3.2.2017	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KBH No. 3 Ltd.	3.20.2017	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
KB Kookmin Card Second Securitization Co., Ltd.	10.8.2014	30, Saemunan-ro 3-gil, Jongno-gu, Seoul	Asset-backed securitization	359,519	See note 1	See note 2
Wise Mobile Seventh Securitization Specialty	10.31.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
Wise Mobile Eighth Securitization Specialty	12.20.2013	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	11,276	See note 1	Not applicable

Wise Mobile Ninth Securitization Specialty	2.12.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	6,211	See note 1	Not applicable
Wise Mobile Tenth Securitization Specialty	4.14.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	17,654	See note 1	Not applicable
Wise Mobile Eleventh Securitization Specialty	8.11.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	17,052	See note 1	Not applicable
Wise Mobile Twelfth Securitization Specialty	10.22.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	27,351	See note 1	Not applicable
Wise Mobile Thirteenth Securitization Specialty	12.4.2014	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	32,116	See note 1	Not applicable
Wise Mobile Fourteenth Securitization Specialty	1.30.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	53,544	See note 1	Not applicable
Wise Mobile Fifteenth Securitization Specialty	4.2.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	69,030	See note 1	Not applicable
Wise Mobile Sixteenth Securitization Specialty	5.28. 2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	115,383	See note 1	See note 2
Wise Mobile Seventeenth Securitization Specialty	7.28.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	120,236	See note 1	See note 2
Wise Mobile Eighteenth Securitization Specialty	10.27.2015	84, Namdaemun-ro, Jung-gu, Seoul	Asset-backed securitization	99,265	See note 1	See note 2
Dongbuka No.41 Ship Investment Company	11.28.2012	473, Yeonsam-ro, Jeju-si, Jeju-do	Transportation equipment rental	24,457	See note 1	Not applicable
Able Ocean Co., Ltd.	2.14.2013	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	23,991	See note 1	Not applicable
Able DCM 2nd Co., Ltd.	9.6.2013	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	30,275	See note 1	Not applicable
MS Sejoong 4th Co., Ltd.	11.27.2013	66, Eulji-ro, Jung-gu, Seoul	Asset-backed securitization	10,286	See note 1	Not applicable
Able DF Co., Ltd.	4.10.2014	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
AbleDFI series1 Co., Ltd.	5.29.2014	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	21,277	See note 1	Not applicable
Able Land 1st Co., Ltd.	5.29.2014	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	41,859	See note 1	Not applicable
Namyangju Hwado 1st Co., Ltd.	8.14.2014	97, Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	2,512	See note 1	Not applicable
AbleE&D No.2 Co., Ltd.	11.17.2014	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	11,867	See note 1	Not applicable

Able DCM White Co., Ltd.	12.15.2014	97, Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	8,464	See note 1	Not applicable
AA03 2ND	11.13.2014	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	13,427	See note 1	Not applicable
R1 1st Co., Ltd.	10.1.2014	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,185	See note 1	Not applicable
Able DCM 6th Co., Ltd.	11.13.2014	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	165,591	See note 1	See note 2
LSM 1st Co., Ltd.	4.16.2015	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,090	See note 1	Not applicable
Pure Gwanggyo 1st LLC	4.17.2015	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	2,613	See note 1	Not applicable
Beautiful House 1st LLC	4.17.2015	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	2,614	See note 1	Not applicable
Eco Gwanggyo 1st LLC	4.17.2015	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	2,413	See note 1	Not applicable
Smart Gwanggyo 1st Ltd.	4.17.2015	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	2,419	See note 1	Not applicable
HWS Co., Ltd.	6.15.2015	52, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,264	See note 1	Not applicable
AnnexAble Co., Ltd.	5.1.2015	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	5,218	See note 1	Not applicable
Able Haewondae First Co., Ltd.	9.14.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	54,518	See note 1	Not applicable
Oxford 3rd Co., Ltd.	11.5.2015	33, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	51,008	See note 1	Not applicable
Double JSY Co., Ltd.	11.20.2014	Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	16,516	See note 1	Not applicable
BDSF 5th LLC.	8.24.2015	97, Uisadang-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	28,251	See note 1	Not applicable
CD2 2nd Co., Ltd.	11.18.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	21,628	See note 1	Not applicable
Able Rich 1st Co., Ltd.	11.5.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	12,660	See note 1	Not applicable

Able LKP Co., Ltd.	11.17.2015	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	20,345	See note 1	Not applicable
Able Sosa 1st Co., Ltd.	12.2.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	73,309	See note 1	Not applicable
Able Sosa 2nd Co., Ltd.	12.2.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	73,337	See note 1	Not applicable
Prestone 1st Co., Ltd.	11.3.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	233,680	See note 1	See note 2
ABLE NS Co., Ltd.	10.20.2015	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	30,524	See note 1	Not applicable
Ablehana Co., Ltd.	2.1.2016	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	15,358	See note 1	Not applicable
SM Sejong 1st Co., Ltd.	3.7.2016	24, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,386	See note 1	Not applicable
SMART DONGTAN 2ND CO., LTD.	3.24.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,234	See note 1	Not applicable
Able HS Co., Ltd.	2.22.2016	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	30,091	See note 1	Not applicable
IVY UPC 2ND CO., LTD	5.11.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	3,078	See note 1	Not applicable
Able Mow 1st Co., Ltd.	4.8.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	39,904	See note 1	Not applicable
Able Yongjuk 1st Co., Ltd.	4.19.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,157	See note 1	Not applicable
Able Hosoo 1st Co., Ltd.	4.19.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	10,244	See note 1	Not applicable
Able Songdo 1st Co., Ltd.	6.21.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	20,170	See note 1	Not applicable
KB Park 1st Co., Ltd.	7.19.2016	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	37,347	See note 1	Not applicable
Able Sosa 3rd Co., Ltd.	1.28.2016	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	39,141	See note 1	Not applicable

Able DCM Green Co., Ltd.	1.22.2015	60, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	22,774	See note 1	Not applicable
SDW2 Co., Ltd.	10.17.2016	52, Gukjegeumyung-ro, Yeongdeungpo-gu, Seoul	Asset-backed securitization	9,594	See note 1	Not applicable
NEW NC 9th Limited Company	9.26.2016	62, Ogeum-ro, Songpa-gu, Seoul	Asset-backed securitization	10,001	See note 1	Not applicable
SFquantum 9th Ltd.	9.13.2016	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	30,373	See note 1	Not applicable
Able Jungdong Co., Ltd.	2.10.2017	60 (Yeouido-dong), Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
Start 3 The First Co., Ltd.	2.14.2017	15, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu, Seoul	Asset-backed securitization	—	See note 1	Not applicable
DKH Ltd.	11.1.2006	55, Eulji-ro, Jung-gu, Seoul	Securities management/disposition	—	See note 1	Not applicable
Growth Investment 1st Co., Ltd.	6.9.2014	70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Asset-backed securitization	47,694	See note 1	Not applicable
09-5 KB Venture Fund	7.28.2009	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	6,690	See note 1	Not applicable
KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	7.19.2010	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	16,096	See note 1	Not applicable
2011 KIF-KB IT Venture Fund	9.29.2011	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	21,562	See note 1	Not applicable
KoFC-KB Young Pioneer 1st Fund	10.27.2011	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	10,738	See note 1	Not applicable
KB12-1 Venture Investment	11.12.2012	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	49,545	See note 1	Not applicable
KB Start-up Creation Fund	9.6.2013	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	31,944	See note 1	Not applicable
KB Intellectual Property Fund	2.10.2015	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	43,423	See note 1	Not applicable
KB Excellent Technology Enterprise Investment Partnership	3.10.2016	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	30,535	See note 1	Not applicable
KB Haeoreum Private Securities Investment Trust 1st	2.7.2014	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Private equity fund	101,676	See note 1	See note 2
KB Haeoreum Private Securities Investment Trust 26	10.14.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	100,552	See note 1	See note 2

KB Haeoreum Private Securities Investment Trust 28	10.20.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	150,866	See note 1	See note 2
Allianz Star Private Securities Investment Trust 31 (bond)	10.24.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	68,305	See note 1	Not applicable
Korea Investment Private Basic Securities Investment Trust 62	11.3.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	67,830	See note 1	Not applicable
Multi Asset Private Securities Investment Trust 23 (bond)	11.26.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	50,335	See note 1	Not applicable
Kyobo AXA Tomorrow Private Securities Investment Trust 38	12.16.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	97,537	See note 1	See note 2
KB Haeoreum Private Securities Investment Trust 37	12.16.2014	26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul	Private equity fund	150,861	See note 1	See note 2
KB Neul Pureun Private Securities Investment Trust 59	11.1.2012	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Private equity fund	110,089	See note 1	See note 2
Yoori Ace Private Securities Investment Trust 9	12.19.2014	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Private equity fund	30,749	See note 1	Not applicable
HDC Rich Private Securities Investment Trust 19	12.19.2014	28, Gukjegeumyung-ro 2-gil, Yeongdeungpo-gu, Seoul	Private equity fund	30,866	See note 1	Not applicable
KB Haeoreum Private Securities Investment Trust 45	6.12.2015	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	185,086	See note 1	See note 2
KB Wise Star Private Real Estate Feeder Fund 1st	9.25.2012	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	350,204	See note 1	See note 2
KB Star Retail Private Real Estate Master Fund 1st	4.26.2013	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	118,979	See note 1	Not applicable
KB Star Office Private Real Estate Investment Trust 2nd	12.19.2014	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	219,117	See note 1	Not applicable
Hanbando BTL Private Special Asset Fund	5.30.2006	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	573,149	See note 1	See note 2

KB Hope Sharing BTL Private Special Asset Fund	12.22.2010	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	72,829	See note 1	Not applicable
KB Mezzanine Private Securities Fund 2nd	5.16.2014	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	141,849	See note 1	See note 2
KB Wellyan Private Equity Real Estate Fund No. 6	11.11.2005	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	4,190	See note 1	Not applicable
KB Wellyan Private Equity Real Estate Fund No. 7	11.11.2005	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	10,643	See note 1	Not applicable
KB Senior Private Debt Special Asset Investment Trust 1st	4.15.2015	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	359,812	See note 1	See note 2
KB-Solidus Global Healthcare Fund	1.25.2016	731, Yeongdong-daero, Gangnam-gu, Seoul	Investment	23,712	See note 1	Not applicable
KB Vintage 16 Private Securities Investment Trust 1st	4.1.2016	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	40,339	See note 1	Not applicable
KB Neul Pureun Private Securities Investment Trust 98	12.24.2013	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	1,246,692	See note 1	See note 2
KB Haeoreum Private Securities Investment Trust 70 (bond)	3.15.2017	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Private equity fund	—	See note 1	Not applicable
Heungkuk Life Insurance Money Market Trust	8.31.2016	84, Namdaemun-ro, Jung-gu, Seoul	Trust	59,027	See note 1	Not applicable
Jueun Power Middle 7	7.4.1998	Shinhan Financial Investment Building, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Beneficiary certificates	12,947	See note 1	Not applicable
G1 Shinhan Special Short term bonds H-3	9.11.1998	18, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul	Beneficiary certificates	58	See note 1	Not applicable
Hanareum Gold Middle 3	4.21.1998	Shinhan Financial Investment Building, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Beneficiary certificates	5	See note 1	Not applicable

Hyundai You First Private Real Estate Investment Trust No. 1	6.29.2009	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	1,433	See note 1	Not applicable
Hyundai Smart Index Alpha Securities Feeder Investment Trust 1	7.8.2009	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	9,859	See note 1	Not applicable
Hyundai Trust Securities Feeder Investment Trust No.1	7.8.2009	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	13,709	See note 1	Not applicable
Hyundai Strong Korea Equity Trust No.1	9.27.2010	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	17,309	See note 1	Not applicable
Hyundai Kidzania Equity Feeder Trust No.1	8.16.2010	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	2,320	See note 1	Not applicable
Hyundai Value Plus Equity Feeder Trust No.1	8.9.2010	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	14,489	See note 1	Not applicable
Hyundai Strong-small Corporate Trust No.1	6.8.2011	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	20,850	See note 1	Not applicable
Hyundai You First Private Real Estate Investment Trust No. 15	9.27.2013	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	169,964	See note 1	See note 2
Heunguk High Class Private Real Estate Investment Trust No. 21	4.18.2014	68, Saemunan-ro, Jongno-gu, Seoul	Beneficiary certificates	17,412	See note 1	Not applicable
JB New Jersey Private Real Estate Investment Trust No. 1	10.14.2014	97, Uisadang-daero, Yeongdeungpo-gu, Seoul	Beneficiary certificates	16,174	See note 1	Not applicable
Heunguk Global High Class Private Real Estate No. 23	12.23.2014	68, Saemunan-ro, Jongno-gu, Seoul	Beneficiary certificates	132,570	See note 1	See note 2
Kyobo AXA Tomorrow Star Separate Taxation High-yield Private Securities Investment Trust	6.22.2015	1, Jong-ro, Jongno-gu, Seoul	Beneficiary certificates	17,878	See note 1	Not applicable
Hyundai Dynamix Feeder Securities Investment Trust No.1	2.1.2013	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	6,772	See note 1	Not applicable
Hyundai Quant Long Short Securities Feeder Investment Trust No. 1	7.24.2014	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	7,280	See note 1	Not applicable
Hyundai China Index Plus Securities Investment Trust	6.29.2012	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	8,415	See note 1	Not applicable
KB Star Fund_KB Value Focus Korea Equity	1.8.2016	6B route de Treves L-2633 Senningerberg Luxembourg	Beneficiary certificates	54,649	See note 1	Not applicable

Aquila Global Real Assets Fund No.1 LP	6.18.2014	Grand Cayman KY1-1104, Cayman Islands	Beneficiary certificates	17,090	See note 1	Not applicable
Hyundai Kon-tiki Specialized Privately Placed Fund	9.29.2014	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	17,689	See note 1	Not applicable
Able Quant Asia Pacific Feeder Fund (T.E) Limited	5.6.2013	190 Elgin Avenue, George Town, Grand Cayman KY1-9005	Beneficiary certificates	70,756	See note 1	Not applicable
Able Quant Asia Pacific Master Fund Limited	5.6.2013	190 Elgin Avenue, George Town, Grand Cayman KY1-9005	Beneficiary certificates	70,889	See note 1	Not applicable
Global Investment Opportunity Limited	1.4.2011	Tiara Labuan Jalan Tanjing Batu 87000 Federal Territory of Labuan East Malaysia	Financial and real estate investment	21,513	See note 1	Not applicable
Hyundai Smart Index Alpha Securities Master Investment Trust	7.8.2009	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	10,577	See note 1	Not applicable
Hyundai Trust Securities Master Investment Trust	7.8.2009	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	14,492	See note 1	Not applicable
Hyundai Value Plus Securities Master Investment Trust	8.9.2010	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	16,284	See note 1	Not applicable
Hyundai DynaMix Securities Master Investment Trust	2.1.2013	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	6,668	See note 1	Not applicable
Hyundai Quant Long Short Securities Master Investment Trust	7.24.2014	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	7,238	See note 1	Not applicable
AGRAF Real Estate No.1, Senningerberg	8.7.2014	5, Heienhaff L-1736 Senningerberg, Luxemburg	Asset-backed securitization	16,771	See note 1	Not applicable
AGRAF Real Estate Holding No.1, Senningerberg	8.8.2014	5, Heienhaff L-1736 Senningerberg, Luxemburg	Asset-backed securitization	40,196	See note 1	Not applicable
Vierte CasaLog GmbH & Co. KG	11.25.2014	Saarbrucken Geschaftsanschrift: Arnulfstraße 3, 66119 Saarbrucken, Germany	Real estate investment business	10,877	See note 1	Not applicable
HD 1 Grundstucksgesellschaft mbH & Co. KG	10.13.2014	Langen (Hessen) Geschaftsanschrift: Pittlerstraße 21, 63225 Langen (Hessen), Germany	Real estate investment business	11,432	See note 1	Not applicable
Sechste Casalog KG	12.19.2013	Arnulfstrasse 3, 66119 Saarbrucken, Germany	Real estate investment	9,650	See note 1	Not applicable
KB Asset Management Singapore Pte. Ltd.	2.21.2013	50 Raffles Place, #06-00, Singapore Land Tower, Singapore	Collective investment	2,562	See note 1	Not applicable

HYUNDAI ABLE INVESTMENTS PTE. LTD.	3.5.2013	50 Raffles Place, #06-00, Singapore Land Tower, Singapore	Investment trading	7,446	See note 1	Not applicable
ABLE NJ DSM INVESTMENT REIT	10.14.2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	18,374	See note 1	Not applicable
ABLE NJ DSM, LLC	10.14.2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	47,297	See note 1	Not applicable
HYUNDAI ABLE INVESTMENT REIT	12.23.2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	145,481	See note 1	See note 2
HYUNDAI ABLE PATRIOTS PARK, LLC	12.23.2014	1370 Avenue of the Americas, Suite 1900, NY, NY 10019	Real estate investment	395,332	See note 1	See note 2
Hyundai Ocean Star Ship Private 2	3.4.2013	30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Beneficiary certificates	23,447	See note 1	Not applicable
WISDOM SHAPLEY 41 SHIPPNG S.A.	11.28.2012	19th Floor, Banco General Tower, Aquilino de la Guardia Street, Marbella, Panama City, Republic of Panama	Transport equipment rental business	13,232	See note 1	Not applicable
WISDOM ROTH 41 SHIPPNG S.A.	11.28.2012	19th Floor, Banco General Tower, Aquilino de la Guardia Street, Marbella, Panama City, Republic of Panama	Transport equipment rental business	12,874	See note 1	Not applicable
Unrestricted investment fund	3.9.1989	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	90	See note 1	Not applicable
Development Trust	10.21.1989	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	20,008	See note 1	Not applicable
Personal Pension Trust	6.20.1994	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	1,900,944	See note 1	See note 2
Old age living pension trust	5.1.1990	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	2,153	See note 1	Not applicable
Retirement Trust	3.27.2000	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	12,165	See note 1	Not applicable
New Personal Pension Trust	7.1.2000	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	90,170	See note 1	See note 2
New Old Age Living Pension Trust	8.25.2000	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	6,113	See note 1	Not applicable

Pension Trust	2.5.2001	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	1,946,788	See note 1	See note 2
Household Money Trust	3.9.1989	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	15,602	See note 1	Not applicable
Corporate Trust	3.9.1989	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	1,550	See note 1	Not applicable
Installment Money Trust	4.1.1989	115, Yeouigongwon-ro, Yeongdeungpo-gu, Seoul	Trust	21,380	See note 1	Not applicable

1.	The Company has the power to control the entity (K-IFRS No. 1110, paragraph 7).
2.	Applicable (total assets exceeded KRW 75 billion as of the end of the previous fiscal year).
*	The auditor of Boyoung Construction Co., Ltd. declined to issue its opinion for the company at the end of 2008 due to a serious question regarding the assumption of its continuation as a surviving entity, and as a result, no reliable financial information has been available since then.

(2)	Changes in Consolidated Companies

Classification	Subsidiary	Grounds
Newly Included in Consolidation	KB KOLAO LEASING CO., LTD.	Holds majority of shares
	KB Microfinance Myanmar Co., LTD.	Holds majority of shares
	Able Jungdong Co., Ltd.	See note 1
	Start 3 The First Co., Ltd.	See note 1
	HLD No.3 Ltd.	See note 1
	Leecheon Albatros Inc.	See note 1
	KB Hub No. 1 Ltd.	See note 1
	KBH No. 3 Ltd.	See note 1
	KB Haeoreum Private Securities Investment Trust 70 (bond)	See note 2
Excluded from Consolidation	Happycell 1st Co., Ltd.	See note 3
	HDBK The 1st Co., Ltd.	See note 3
	Able DCM Blue Co., Ltd.	See note 3
	ELP 5th Co., Ltd.	See note 3
	UVD 1st Co., Ltd.	See note 3
	ABLE 7 VALLEY CO., LTD.	See note 3
	2014 Ableyopo 2nd Co., Ltd.	See note 3
	Wise Mobile Sixth Securitization Specialty	See note 3

1.	In the event of a default, the Company has controlling power over relevant activities, and is a provider of credit facilities or purchase commitments or is significantly exposed to variable returns due to the acquisition of subordinated bonds.
2.	The Company has the power to control through management of the fund and is exposed to variable returns due to its holding of a substantial equity interest.
3.	The Company lost its rights to variable returns due to cancellation of debt.

B.	Legal and Commercial Name of the Company

The name of the Company is KB Financial Group Inc.

C.	Date of Establishment and Term of Existence

The Company was established on September 29, 2008 through a comprehensive stock transfer with respect to affiliated companies, including Kookmin Bank, KB Real Estate Trust, KB Investment (formerly known as KB Venture Capital), KB Credit Information, KB Data System, KB Asset Management, KB Futures and KB Investment & Securities. On October 10, 2008, the common stock of the Company was listed on the KRX KOSPI Market.

D.	Address, Telephone Number of Headquarters, Website

–	Address: 84, Namdaemun-ro, Jung-gu, Seoul

–	Telephone Number: +82-2-2073-7114

–	Website: www.kbfg.com

E.	Regulatory Framework for the Operation of the Company

The Financial Holding Companies Act

F.	Main Business Operations

The Company was established as a financial holding company in September 2008. As a pure holding company, the Company does not engage in businesses of its own, and primarily controls, through share ownership, subsidiaries that engage in financial services or that are closely related to financial services.

The subsidiaries that are consolidated pursuant to K-IFRS, which was adopted in 2011, engage in the businesses of banking (Kookmin Bank), credit card (KB Kookmin Card), financial investment (KB Securities, KB Asset Management, KB Real Estate Trust and KB Investment), insurance (KB Insurance, KB Life Insurance) and others (KB Capital, KB Savings Bank, KB Credit Information, KB Data Systems).

In addition, some of the Company’s subsidiaries own several companies specializing in asset-backed securitization and trusts (for transfer, management and disposal of securitized assets such as bonds), investment funds (for investment income), private equity and private placement funds. For detailed information, please refer to “A. Overview of Consolidated Subsidiaries” and “II. Description of Business.”

G.	Matters Relating to Affiliates

As of the date of the Securities Registration Statement, the Company comprises 36 affiliated companies – one holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries.

Classification	Company Name	Controlling Company	Business Entity Registration No.	Remarks
Holding Company (1)	KB Financial Group Inc.	–	201-86-08254	Listed
First-Tier Subsidiaries (12)	Kookmin Bank	KB Financial Group Inc.	201-81-68693	Unlisted
	KB Securities Co., Ltd.		116-81-29539	Unlisted
	KB Insurance Co., Ltd.		202-81-48370	Listed
	KB Kookmin Card Co., Ltd.		101-86-61717	Unlisted
	KB Life Insurance Company		101-86-05087	Unlisted
	KB Asset Management		116-81-33085	Unlisted
	KB Capital Co., Ltd.		124-81-25121	Listed
	KB Savings Bank Co., Ltd.		215-87-62778	Unlisted
	KB Real Estate Trust		120-81-67944	Unlisted
	KB Investment Co., Ltd.		220-81-31799	Unlisted
	KB Credit Information Co., Ltd.		107-81-71426	Unlisted
	KB Data Systems Co., Ltd.		219-81-08226	Unlisted

Classification	Company Name	Controlling Company	Business Entity Registration No.	Remarks
Second-Tier Subsidiaries (23)	Kookmin Bank Int’l Ltd. (London)	Kookmin Bank	316-100231	Unlisted (Overseas)
	Kookmin Bank Cambodia PLC.		110-100654	Unlisted (Overseas)
	Kookmin Bank (China) Ltd.		112-124717	Unlisted (Overseas)
	KB Microfinance Myanmar Co., Ltd.		680FC	Unlisted (Overseas)
	Hyundai Savings Bank Co., Ltd.	KB Securities Co., Ltd.	120-81-11421	Unlisted
	Hyundai Asset Management Co., Ltd.		107-87-14771	Unlisted
	KBFG Securities America Inc.		8-48651	Unlisted (Overseas)
	KB Securities Hong Kong Ltd.		20621408	Unlisted (Overseas)
	Hyundai-TONGYANG Agrifood Private Equity Fund		107-87-50762	Unlisted
	Keystone-Hyundai Securities No. 1 Private Equity Fund		101-86-85586	Unlisted
	KB-IGen Private Equity Fund No.1		214-88-50785	Unlisted
	KB 3rd Private Equity Joint Venture		733-86-00586	Unlisted
	KB Claims Survey & Adjusting	KB Insurance Co., Ltd.	220-87-48759	Unlisted
	KB Sonbo CNS		220-87-90164	Unlisted
	Leading Insurance Services, Inc.		20-3096860	Unlisted (Overseas)
	LIG insurance (China) Co., Ltd.		320100400045285	Unlisted (Overseas)
	PT. Kookmin Best Insurance Indonesia		491/KMK.017/1997	Unlisted (Overseas)
	KB Golden Life Care Co., Ltd.		822-87-00610	Unlisted
	KB KOLAO LEASING Co., Ltd.	KB Capital Co., Ltd.	01-00020776	Unlisted (Overseas)
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund	KB Investment Co., Ltd.	211-88-51897	Unlisted
	KoFC POSCO HANWHA KB Shared Growth No. 2 Private Equity Fund		211-88-73362	Unlisted
	KoFC Value-up Private Equity Fund		211-88-78839	Unlisted
	Korea GCC Global Corporation Private Equity Fund		261-81-11023	Unlisted

H.	Matters Relating to Credit Ratings

(1)	Ratings by Credit Rating Agencies

(as of March 31, 2017)
Date of Rating	Evaluated Securities	Credit Rating	Agency (Ratings Range)	Evaluation Category
June 5, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
September 16, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
November 18, 2015	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)	Official
November 25, 2015	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
May 11, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
June 24, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
June 30, 2016	Commercial Paper	A1	Korea Ratings (A1~D) / KIS Ratings (A1~D) / NICE Ratings (A1~D)	Official
July 22, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
August 24, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
November 25, 2016	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
January 24, 2017	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official
February 24, 2017	Non-guaranteed bonds	AAA	Korea Ratings (AAA~D) / KIS Ratings (AAA~D) / NICE Ratings (AAA~D)	Official

(2)	Summary of the Corporate Bond Credit Rating System

1)	Korea Ratings

Rating	Description
AAA	Obligor’s capacity to meet financial commitments is exceptionally strong as it is highly unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions.
AA	Obligor’s capacity to meet financial commitments is very strong, and is not significantly vulnerable to foreseeable changes in circumstances and economic conditions.
A	Obligor’s capacity to meet financial commitments is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than obligors in the higher-rated categories.
BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.
BB	Obligor’s capacity for timely repayment is currently adequate, but there are some speculative characteristics that make the repayment uncertain over time.
B	Obligor’s capacity to meet financial commitments is weak and is very speculative due to lack of stability.
CCC	Default is likely.
CC	Default is highly likely.
C	Default is extremely likely and unavoidable under reasonably foreseeable circumstances.
D	In default at the present time.

1.	“+” or “-” notations can be attached to ratings AA through B to differentiate ratings within broader rating categories.

2)	KIS Ratings

Rating	Description
AAA	An ‘AAA’ rating indicates the strongest capacity for timely repayment.
AA	An ‘AA’ rating indicates very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
A	An ‘A’ rating indicates strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
BBB	A ‘BBB’ rating indicates that capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity than is the case for higher rating categories.
BB	A ‘BB’ rating indicates that the capacity for timely repayment faces no immediate problems, but that there are some speculative characteristics that make the repayment uncertain over time.
B	A ‘B’ rating indicates lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
CCC	A ‘CCC’ rating indicates lack of capacity for even current repayment and high risk of default.
CC	A ‘CC’ rating indicates greater uncertainties than higher ratings.
C	A ‘C’ rating indicates high credit risk and lack of capacity for timely repayment.
D	A ‘D’ rating indicates insolvency.

1.	+’ or ‘-’ modifier can be attached to ratings through AA to B to differentiate ratings within broader rating categories

3)	NICE Ratings

Rating	Description
AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and highly unlikely to be adversely affected by reasonably foreseeable changes in circumstances and economic conditions at the present time.
AA	Obligor’s capacity to meet financial commitments is very strong but somewhat less than AAA.
A	Obligor’s capacity to meet financial commitments is strong, but somewhat vulnerable to future drastic changes in circumstances and economic conditions.
BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.
BB	Obligor’s capacity to meet financial commitments faces no immediate problems, but there are some speculative characteristics in terms of its future stability.
B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics, and it is not possible to confirm its future stability at present.
CCC	Very speculative due to possibility of default.
CC	Default is highly likely to occur, as a result there are greater uncertainties than higher ratings.
C	Default is extremely highly likely to occur, and the obligor is regarded to have little chance of recovery in the future at the present time.
D	In default in payment of principal or interest

1.	“+” or “-” notations can be attached to ratings AA through CCC to differentiate ratings within broader rating categories.

(3)	Summary of Commercial Paper Credit Rating System

1)	Korea Ratings

Rating	Description
A1	Capacity for timely payment for a short term period is exceptionally strong and unlikely to be adversely affected by foreseeable changes in circumstances and economic conditions.
A2	Capacity for timely payment for a short term period is strong, but more vulnerable to foreseeable changes in circumstances and economic conditions than higher rating.
A3	Capacity for timely payment for a short term period is adequate, but likely to be impaired by changes in circumstances and economic conditions.
B	Capacity for timely payment for a short term period is adequate, but is speculative due to lack of stability.
C	Capacity for timely payment for a short term period is doubtful, and default is highly likely to occur.
D	In default as of present.

1.	“+” or “-” notations can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

2)	KIS Ratings

Rating	Description
A1	An ‘A1’ rating indicates the strongest capacity for timely repayment, and this capacity is highly stable.
A2	An ‘A2’ rating indicates strong capacity for timely repayment. This capacity, nevertheless, is slightly inferior than is the case for the highest rating category.
A3	An ‘A3’ rating indicates satisfactory capacity for timely repayment and stability of that capacity. The stability, nevertheless, is slightly inferior than is the case for higher rating categories.
B	A ‘B’ rating indicates adequate capacity for timely repayment. This capacity, however, lacks stability and is susceptible to short-term changes in economic conditions.
C	A ‘C’ rating indicates clear speculative characteristics.
D	A ‘D’ rating indicates insolvency

1.	“+” or “-” notations can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

3)	NICE Ratings

Rating	Description
A1	Capacity for timely repayment is at its highest and highly unlikely to be adversely affected by reasonably foreseeable changes in circumstances and economic conditions at the present time.
A2	Capacity for timely repayment is very strong but somewhat less than A1.
A3	Capacity for repayment is strong but more vulnerable to foreseeable drastic changes in circumstances and economic conditions than A2.
B	Capacity for timely repayment is moderate but has speculative characteristics.
C	Capacity for timely repayment is doubtful
D	Capacity for repayment is null.

1.	“+” or “-” notations can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

2.	Company History

<Matters Relating to the Parent Company>

[KB Financial Group Inc.]

Date (mm.dd.yyyy)	Description
9.26.2008	Obtained approval from the FSC to establish a holding company
9.29.2008	Established the Company through a comprehensive stock transfer among Kookmin Bank, KB Real Estate Trust, KB Investment, KB Credit Information, KB Data Systems, KB Asset Management, KB Futures and KB Investment & Securities; listing on the New York Stock Exchange
10.10.2008	Listed on the Korea Exchange
10.20.2008	Changes in the largest shareholder (Korean National Pension Service g ING Bank N.V.)
10.31.2008	Changes in the largest shareholder (ING Bank N.V. g Korean National Pension Service)
5.4.2009	Added Kookmin Bank Cambodia PLC as a second-tier subsidiary
6.22.2009	Added KB Life Insurance, a second-tier subsidiary, as a direct subsidiary
9.28.2009	Added Burrill-KB Life Sciences Fund as a second-tier subsidiary
12.1.2009	Added KB-Glenwood PEF as a second-tier subsidiary
1.22.2010	Changes in the largest shareholder (Korean National Pension Service g ING Bank N.V.)
7.6.2010	Added KBIC No.3 PEF as a second-tier subsidiary
12.13.2010	Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary
3.2.2011	Added KB Kookmin Card as a subsidiary
3.14.2011	Merged KB Investment & Securities Co., Ltd. and KB Futures Co., Ltd.
7.8.2011	Changes in the largest shareholder (ING Bank N.V. g Korean National Pension Service)
11.12.2011	Closed KB Investment & Securities Hong Kong Ltd.
1.13.2012	Added KB Savings Bank Co., Ltd. as a subsidiary
5.11.2012	Added KoFC Posco Hanwha KB Shared Growth No.2 PEF as a second-tier subsidiary
6.8.2012	Liquidated Burrill-KB Life Sciences Fund
7.2.2012	Added KoFC Value-up PEF as a second-tier subsidiary
10.10.2012	Added Kookmin Bank (China) Ltd. as a second-tier subsidiary
6.20.2013	Acquired additional shares in KB Life Insurance (percentage of shareholding increased to 100%)
9.2.2013	Added Yehansoul Savings Bank Co., Ltd. as a subsidiary
1.13.2014	Merged KB Savings Bank and Yehansoul Savings Bank Co., Ltd.
3.20.2014	Added KB Capital Co., Ltd. as a subsidiary
7.2.2014	Added Korea GCC Global Cooperation PEF as a second-tier subsidiary
6.24.2015	Added KB Insurance as a non-consolidated subsidiary
11.23.2015	Acquired additional shares in KB Insurance (percentage of shareholding: 19.47%g33.29%)
5.31.2016	Added Hyundai Securities as a non-consolidated subsidiary
6.21.2016	Sold LIG Investment & Securities Co., Ltd., a second-tier subsidiary
6.28.2016	Acquired treasury shares of Hyundai Securities (percentage of shareholding: 22.56%g29.62%)
9.9.2016	Liquidated NPS-KBIC No.1 Private Equity Fund
11.29.2016	Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary
12.22.2016	Established KB No.3 Special Purpose Acquisition Company
12.30.2016	Change of shareholding ratio in KB Insurance as a result of capital increase (percentage of shareholding: 33.29%g39.81%)
12.30.2016	Merged Hyundai Securities and KB Investment & Securities (name of merged securities company: KB Securities Co., Ltd.)
2.8.2017	Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary
3.8.2017	Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary
3.22.2017	Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

A.	Address of the Headquarters

•	84, Namdaemun-ro, Jung-gu, Seoul, Republic of Korea

B.	Significant Changes in Management

(As of the date of submission hereof)
Position	Name	Term	Remark
Chairman & CEO	Young-ki Hwang	September 2008 – September 2009	Resigned
Vice Chairman & CEO	Jeong-Won Kang	September 2009 – July 2010	Resigned
Chairman & CEO	Yoon-Dae Euh	July 2010 – July 2013	Resigned
Chairman & CEO	Young-Rok Lim	July 2013 – September 2014	Dismissed
Chairman & CEO	Jong-Kyoo Yoon	November 2014 – Present	Newly appointed

1.	On September 30, 2014, a court ruling appointed Vice President Woong-won Yoon as Interim CEO. This decision became effective on October 1, 2014.

C.	Changes in the Largest Shareholder

(Units: Shares, %)
Date of Change (mm.dd.yyyy)	Name	Number of Shares	Percentage of Shareholding*	Remarks
12.31.2011	Korean National Pension Service	26,510,171	6.86	See note 1
3.14.2012	Korean National Pension Service	27,894,880	7.22	See note 2
8.1.2012	Korean National Pension Service	31,817,770	8.24	See note 2
12.31.2012	Korean National Pension Service	33,158,257	8.58	See note 1
6.12.2013	Korean National Pension Service	34,479,641	8.92	See note 1
7.23.2013	Korean National Pension Service	35,699,841	9.24	See note 2
12.31.2013	Korean National Pension Service	38,476,974	9.96	See note 1
10.14.2014	Korean National Pension Service	36,750,987	9.51	See note 1
12.31.2014	Korean National Pension Service	36,383,211	9.42	See note 1
12.31.2015	Korean National Pension Service	35,534,667	9.20	See note 1
8.12.2016	Korean National Pension Service	36,826,207	9.53	See note 1
12.31.2016	Korean National Pension Service	41,190,896	9.85	See note 1
4.24.2017	Korean National Pension Service	40,950,453	9.79	See note 1

1.	Based on closure of the shareholder register
2.	Based on ownership disclosure by the Korean National Pension Service
*	Based on 386,351,693 total issued shares of common stock for dates prior to October 19, 2016, and 418,111,537 total issued shares of common stock for dates on or after October 19, 2016.

D.	Mergers of the Company

On March 2, 2011, the Company effected a horizontal spin-off of the credit card business of Kookmin Bank and established KB Kookmin Card as a subsidiary in order to increase its expertise in the credit card sector and to increase the competitiveness of the non-banking business of the Company.

On March 14, 2011, KB Investment & Securities was merged with KB Futures in order to strengthen the Company’s competitiveness in the financial investment industry and to respond to the changing market conditions following the Enforcement Decree of the FSCMA.

In order to strengthen the Company’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, the Company established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank, whose business had been suspended. Subsequently, on September 2, 2013, the Company acquired Yehansoul Savings Bank and on January 13, 2014, KB Savings Bank was merged with Yehansoul Savings Bank, with KB Savings Bank as the surviving entity.

On March 20, 2014, the Company acquired KB Capital (formerly known as Woori Financial Co., Ltd.) as a subsidiary in order to diversify the income sources of its retail finance operations and strengthen its non-banking businesses. The Company expects to enhance customer satisfaction and increase its profitability by offering retail financing services through KB Capital, including vehicle installment financing and leasing services. In addition, the Company has solidified its status as a comprehensive financial services group through a full line up of financial services offerings for retail customers. Furthermore, the Company expects to achieve synergies through cross-selling financial products and promoting joint sales activities by affiliated companies.

On June 27, 2014, the Company entered into a share purchase agreement to acquire shares of LIG Insurance and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, the Company amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, the Company obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a non-consolidated subsidiary on June 24, 2015.

On May 31, 2016, the Company entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW1,242,594 million. On June 28, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW107,256 million. Following the acquisition, the total number of shares of Hyundai Securities owned by the Company was 70,096,280 shares (representing 29.62% of the total issued shares of Hyundai Securities).

Pursuant to the approval of the Company’s board of directors on August 2, 2016, the Company and Hyundai Securities entered into a comprehensive stock swap agreement, and pursuant to the approval of the shareholders of Hyundai Securities on October 4, 2016, the comprehensive stock swap was completed on October 19, 2016. On November 1, 2016, Hyundai Securities delisted from the Korea Exchange and became a wholly-owned subsidiary of KB Financial Group. Subsequently, Hyundai Securities was merged with KB Investment & Securities and renamed as KB Securities on December 30, 2016.

<Matters Relating to Major Consolidated Subsidiaries>

[Kookmin Bank]

Date (mm.dd.yyyy)	Description
11.1.2001	Established the newly merged entity named Kookmin Bank and listed on NYSE
11.9.2001	Listed on the KRX KOSPI Market
9.30.2003	Merged with Kookmin Credit Card
12.19.2003	Full privatization following the Korean government’s sale of Kookmin Bank shares
12.19.2003	Changes in largest shareholder (Korean government g ING Bank N.V. Amsterdam)
6.2.2004	Established KB Life Insurance Co., Ltd., an insurance company specializing in bancassurance
12.31.2004	Changes in largest shareholder (ING Bank N.V. Amsterdam g Euro-Pacific Growth Fund)
3.21.2005	Changes in largest shareholder (Euro-Pacific Growth Fund g ING Bank N.V. Amsterdam)
10.10.2005	Changes in largest shareholder (ING Bank N.V. Amsterdam g Euro-Pacific Growth Fund)
2.2.2006	First Korean bank to establish a system for identifying Basel II risk-weighted assets and calculating new BIS ratios
11.14.2007	Executed share purchase agreement with Hannuri Investment & Securities Co., Ltd. (percentage of shareholding: 95.8%)

Date (mm.dd.yyyy)	Description
12.28.2007	Became the first Korean bank to obtain approval from Financial Supervisory Service to use Internal Ratings Based Approach for Basel II risk
2.20.2008	Changes in largest shareholder (Euro-Pacific Growth Fund g Korean National Pension Service)
3.11.2008	Established KB Investment & Securities Co., Ltd
3.14.2008	Executed share purchase agreement with JSC Bank CenterCredit (a Kazakhstani bank)
8.27.2008	Acquired 23% of JSC Bank CenterCredit shares (a Kazakhstani bank)
9.29.2008	KB Financial Group Inc. established; changes in largest shareholder (Korean National Pension Service g KB Financial Group Inc.)
12.4.2008	Acquired 7.5% of the newly issued shares of JSC Bank CenterCredit (a Kazakhstani bank)
5.4.2009	Acquired 51% of Khmer Union Bank shares (a Cambodian bank); renamed Kookmin Bank Cambodia PLC on May 7, 2009
6.22.2009	Sold 100% of KB Life Insurance shares to KB Financial Group
9.25.2009	Executed agreement to jointly invest in JSC Bank CenterCredit with International Finance Corporation
2.24.2010	Acquired additional JSC Bank CenterCredit shares to reach cumulative 29.56% ownership (percentage of shareholding is based on common shares; if convertible preferred stock is converted to common shares, a total of 41.93%)
2.28.2011	Horizontal spin-off of the credit card business from Kookmin Bank
11.21.2011	First Korean bank to implement Open Banking
5.31.2012	Awarded first place in “Global Competitiveness” by the Korea Economic Daily and the Korea Institute of Consumer Management & Evaluation
7.12.2012	Acquired additional shares of Kookmin Bank Cambodia PLC (increased percentage of shareholding to 92.44%)
10.8.2012	Awarded “Most Socially Responsible Company” by the Korea Economic Daily
10.10.2012	Established Kookmin Bank (China) Ltd. and incorporated it as a subsidiary
12.5.2012	Awarded first place in the banking sector of ‘Most Trustworthy Financial Service Provider’ by Korea Finance Consumer Federation
5.2.2013	Launched KB Real Estate R-easy Index
6.7.2013	Completed acquisition of Kookmin Bank Cambodia PLC shares (percentage of shareholding: 100.00%)
9.30.2013	Ranked first in banking industry on Korean Customer Satisfaction Index (KCSI) by Korea Management Association Consulting (KMAC) for seven consecutive years
12.9.2013	Ranked first place in banking industry on National Customer Satisfaction Index (NCSI) by the Korea Productivity Center (KPC) for eight consecutive years
3.2.2014	Awarded “Best Corporate Governance in Korea” by the World Finance
3.5.2014	Ranked first in banking industry on Korea Brand Power Index (K-BPI) by KMAC for 16 consecutive years
7.4.2014	Awarded “Best Export-Import Financing Bank Award” for four consecutive years by the Trade Finance
9.18.2014	Awarded “2014 Best Brand for Consumer Confidence” for eight consecutive years by Korea Brand Management Association
11.21.2014	Inauguration of Jong Kyoo Yoon as the sixth Chairman
12.16.2014	Awarded “Best Website – Financial Services” by Korea Internet Professional Association
3.9.2015	Ranked first in banking industry on K-BPI by Korea Management Association Consulting for 17 consecutive years
4.30.2015	Exceeded 10 million users for the smartphone banking service application, “KB Star Banking”
12.8.2015	Ranked first in banking industry on NCSI by KPC for nine consecutive years
5.11.2016	Selected “Best Export-Import Financing Bank Award” by the Asian Banker for five consecutive years
12.6.2016	Ranked first place in banking industry on NCSI by KPC (first in banking industry to win a total of ten times)
12.22.2016	Capital increase for Kookmin Bank Cambodia PLC (USD 30 million)
1.1.2017	Conversion of Kookmin Bank Hong Kong Ltd. into a branch
1.17.2017	Number of registered users for mobile banking platform “Liiv” exceeded 10 million
2.3.2017	Became first in the financial industry to record ISA balance of KRW 1 trillion
3.15.2017	Established KB Microfinance Myanmar Co., Ltd.
4.17.2017	Sold all owned shares of JSC Bank CenterCredit (a Kazakhstani bank) to the “Tsesnabank Consortium” of Kazakhstan

[Major Developments Relating to Business Activities of Subsidiaries]

Company Name		Details
Kookmin Bank Hong Kong Ltd. (Kookmin Bank’s subsidiary in Hong Kong)	-	1995.06.24 Acquired license for Hong Kong local branch
	-	1995.07.20 Acquired shares of Hong Kong local branch
	-	2004.01.02 Changed name to Kookmin Bank Hong Kong Ltd. (from Kookmin Finance Hong Kong Ltd.)
	-	2010.12.30 Acquired license to acquire/subscribe securities and engage in consulting operations
	-	2017.01.04 Converted to the Hong Kong branch (Kookmin Bank’s subsidiary in Hong Kong is under liquidation.)
Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)	-	1991.10.07 Acquired license of BOE
	-	1991.10.10 Acquired license of Securities & Futures Authority
	-	1991.11.02 Opened local office
	-	1999.01.06 Change in largest shareholder approved by Financial Supervisory Authority; changed name to Kookmin Bank International Ltd.
	-	2001.11.02 Change in largest shareholder approved by Financial Supervisory Authority
	-	2010.05.04 Change in currency for paid-in capital (GBP 20million g USD 30.392 million)
Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)	-	2009.05.04 Kookmin Bank acquired 51% of Khmer Union Bank shares
	-	2009.05.07 Opening of Kookmin Bank Cambodia PLC (renamed)
	-	2010.12.29 Increase in capital by USD 3 million (increase in percentage of shareholding to 53.19%)
	-	2012.07.12 Acquired additional shares of Kookmin Bank Cambodia (increase in percentage of shareholding to 92.44%)
	-	2013.06.07 Completed acquisition of Kookmin Bank Cambodia (percentage of shareholding: 100.00%)
	-	2013.11.13 Opened Toul Kork branch in Cambodia
	-	2016.12.22 Increase in capital by USD 30 million
	-	2017.02.15 Opened Toul Tum Pong branch in Cambodia
Kookmin Bank China Limited (Kookmin Bank’s subsidiary in China)	-	2012.01.13 Acquired preliminary license from China Banking Regulatory Commission (CBRC)
	-	2012.09.24 Acquired final license from CBRC
	-	2012.10.10 Acquired business license
	-	2012.11.19 Commenced business
	-	2015.12.03 Opened Shanghai branch
KB Microfinance Myanmar Co., Ltd.	-	2017.03.08 Acquired license for Microfinance business from the FRD of Myanmar
	-	2017.03.15 Commenced business

[KB Securities Co., Ltd.]

Date (mm.dd.yyyy)	Description
6.1.1962	Kookil Securities Co., Ltd. established
6.12.1962	Acquired license for securities business
10.27.1969	Renewed license for securities business
9.30.1975	Initial public offering
10.25.1977	Awarded “Best Savings Institution” by the Minister of Finance and Economy
6.5.1986	Changed name from Kookil Securities Co., Ltd. to Hyundai Securities Co., Ltd.
12.13.1988	Established the New York Office
4.29.1989	Established the Hong Kong Office
4.30.1992	Established local subsidiary in London
11.17.1995	Established the Tokyo Office
3.26.1996	Established local subsidiary in New York
7.24.1996	Established the Singapore Office
6.24.1997	Converted the Hong Kong Office into the Hong Kong local subsidiary
8.1.1997	Converted the Tokyo Office into the Tokyo Branch
5.6.1998	Closed the Singapore Office
2.7.2004	Acquired license for concurrent engagement in securities and futures business
5.14.2004	Registered to engage in discretionary investment management businesses under the Indirect Investment Asset Management Business Act
6.11.2004	Acquired license for concurrent engagement in the business of OTC derivatives transactions
12.9.2005	Acquired license for concurrent engagement in the trust business
10.1.2007	Established the Ho Chi Minh Office
3.1.2008	Established the Almaty Office
2.4.2009	Renewed licenses for the investment sales, brokerage, entrustment, consultation and trust business
12.2.2009	Acquired license for the futures business
8.31.2010	Acquired license for ancillary business relating to the sales of retirement pension products (actuarial valuation of retirement pay relating to workers’ salaries)
10.27.2011	Acquired Daeyeong Mutual Savings Bank (changed name to Hyundai Savings Bank)
12.29.2011	Commenced prime brokerage services
12.30.2011	Issued new shares through a rights offering (preferred stock: 66,612,530 shares)
3.30.2012	Closed the Ho Chi Minh Office in Vietnam
1.21.2013	Closed the Tokyo branch
10.30.2013	Designated as a comprehensive financial investment business entity
9.17.2015	Closed local subsidiary in London
5.31.2016	Changes in largest shareholder (Hyundai Merchant Marine Company Limited g KB Financial Group Inc.); added as a subsidiary of KB Financial Group Inc.
6.28.2016	Sold treasury shares of Hyundai Securities to KB Financial Group Inc. (percentage of shareholding: 22.56% -> 29.68%)
10.19.2016	Completed a comprehensive stock swap with KB Financial Group Inc. (100% subsidiary)
11.1.2016	Delisted following share exchange
12.30.2016	Merged with KB Investment & Securities and changed name to KB Securities
12.31.2016	Issued new shares through a rights offering (common stock: 19,780,220 shares)
2.24.2017	Registered to engage in financing services for new technology businesses

A.	Address of the Headquarters

•	The company’s head office is located at KB Securities Bldg., 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Republic of Korea and no change has been made during the last five fiscal years.

B.	Significant Changes in Management

Date of Change (mm.dd.yyyy)		Details of Major Change
5.25.2007	-	Joong-Woong Kim was appointed as a representative director (Joong-Woong Kim and Ji-Wan Kim serving as independent co-representative directors)

12.31.2007	-	Ji-Wan Kim resigned as a representative director.

5.30.2008	-	Gyeong-Su Choi was appointed as a representative director (Joong-Woong Kim and Gyeong-Su Choi serving as independent co-representative directors)

10.15.2008	-	Joong-Woong Kim resigned as a representative director (Gyeong-Su Choi serving as the sole representative director)

5.27.2011	-	Seung-Kook Lee was appointed as a representative director (Gyeong-Su Choi and Seung-Kook Lee serving as independent co-representative directors)

2.6.2012	-	Gyeong-Su Choi resigned as a representative director (Seung-Kook Lee serving as the sole representative director)

4.6.2012	-	Shin Kim was appointed as a representative director (Shin Kim and Seung-Kook Lee serving as independent co-representative directors)

5.18.2012	-	Seung-Kook Lee resigned as the representative director (Shin Kim serving as the sole representative director)

11.22.2012	-	Kyeong-Eun Yoon was appointed as a representative director (Shin Kim and Kyeong-Eun Yoon serving as independent co-representative directors)

5.23.2013	-	Shin Kim resigned as a representative director (Kyeong-Eun Yoon serving as the sole representative director)

12.30.2016	-	Byeong-Jo Jeon was appointed as a representative director (Kyeong-Eun Yoon and Byeong-Jo Jeon serving as independent co-representative directors)

C.	Change of Company Name

On June 5, 1986, the Company changed its name from Kookil Securities to Hyundai Securities Co., Ltd., and on December 30, 2016, it changed its name from Hyundai Securities Co., Ltd. to KB Securities Co., Ltd. through a merger with KB Investment & Securities.

D.	Mergers of the Company

On May 31, 2016, the Company’s largest shareholder changed from Hyundai Merchant Marine Company to KB Financial Group Inc. On October 19, 2016, the Company was added as a 100% subsidiary of KB Financial Group Inc. through a comprehensive stock swap and was merged with KB Investment & Securities on December 30, 2016 upon the authorization of a merger by the financial authorities and approval by the general meeting of shareholders of both companies.

(1)	General Matters

Classification		Details
Method of merger	KB Investment & Securities Co., Ltd. was merged into Hyundai Securities Co., Ltd.
	-	Acquiring company (surviving entity): Hyundai Securities Co., Ltd.
	-	Acquired company (merged entity): KB Investment & Securities Co., Ltd. ※ Name of the surviving company after merger: KB Securities Co., Ltd.
Purpose of merger and expected effects	-	Increased management efficiency by mutually utilizing professional capacities of each party
		-	Establishment of CIB (Corporate & Investment Banking) service base by converting into mega-sized IB
		-	Creation of synergies and development of market-leading wealth management business by expanding cooperation with KB Financial Group Inc.
		-	Securing of global business capabilities, such as global market entry, by raising international credibility
Merger ratio	Hyundai Securities Co., Ltd. : KB Investment & Securities Co., Ltd. = 1: 1.3368131
Date of merger	December 30, 2016

(2)	Consideration for the Transfer

The controlling company newly issued 42,227,674 shares of common stock in registered form, par value KRW 5,000 per share, in consideration for the merger and delivered the same to the shareholders of KB Investment & Securities, the non-surviving company, on the date of the merger (December 30, 2016). No additional consideration for the transfer or other contingent consideration was provided other than the new shares issued pursuant to the merger based on the merger ratio. In addition, the controlling company removed assets amounting to KRW 2,901 million and liabilities amounting to KRW 91,173 million of the non-surviving company.

Aside from the above, no additional consideration for the transfer or other contingent consideration was provided.

(3)	Acquired Assets and Assumed Liabilities

1)	The amounts of acquired assets and assumed liabilities as of the date of the merger following the business combination between parties under common control are as follows.

(Unit: KRW millions)
Classification	Amount
Cash and Deposits	443,828
Financial Assets at Fair Value through Profit or Loss (“FVTPL”)	3,850,242
Derivative Financial Assets	89,928
Available-for-sale Financial Assets	288,936
Investments in Associates	15,056
Loans	360,455
Property and Equipment	5,296
Intangible Assets	69,882
Current Tax Assets	1,858
Other Assets	255,697

Total Assets	5,381,178

Deposits	300,750
Financial liabilities at FVTPL	3,597,597
Derivatives Liabilities	112,691
Borrowings	659,380
Net Defined Benefit Liabilities	(84)
Deferred Tax Liabilities	288
Other Liabilities	144,353

Total Liabilities	15,577,331

Total Net Assets	566,203

2)	Accounting Treatment of the Merger

As the merger was a business combination between parties under common control, the amounts of assets acquired and liabilities assumed by the controlling company as a result of the merger, as of the date of the merger, were based on book values in the consolidated financial statements of KB Financial Group Inc. as of December 30, 2016. The difference between the consideration for the transfer and the net assets acquired through the merger has been adjusted in capital surplus.

[Major Developments Relating to Business Activities of Subsidiary]

Name of Company	Main Area of Business	Company History
Hyundai Savings Bank	Mutual savings bank	–	May 15, 1972: Establishment of the company
		–	November 16, 2011: Change in the largest shareholder (Hyundai Securities); renamed Hyundai Savings Bank (formerly Daeyeong Mutual Savings Bank)
		–	November 16, 2011: Appointment of Won Kyu Choi as representative director
		–	November 16, 2011: Increase in capital (Total capital after capital increase: KRW108 billion)
		–	November 21, 2011: Recommenced operations
		–	December 1, 2011: Included as an affiliated company in Hyundai Group
		–	April 27, 2012: Increase in capital (Total capital after capital increase: KRW158 billion)
		–	August 1, 2012: Appointment of Kye Cheon Lee as representative director
		–	January 15, 2013: Increase in capital (Total capital after capital increase: KRW278 billion)
		–	May 31, 2016: Added as a second-tier subsidiary of KB Financial Group
		–	August 11, 2016: Removed as an affiliated company from the Hyundai Group.

Hyundai You First Private Real Estate Investment Trust No. 15	Beneficiary certificates	–	September 27, 2013: Establishment of the company

Heunguk Global High Class Private Real Estate No. 23	Beneficiary certificates	–	December 23, 2014: Establishment of the company

Able DCM 6th Co., Ltd.	Asset-backed securitization	–	November 13, 2014: Establishment of the company

Prestone 1st Co., Ltd.	Asset-backed securitization	–	November 3, 2015: Establishment of the company

Hyundai Able Investment Reit	Real estate investment	–	December 23, 2014: Establishment of the company

Hyundai Able Patriots Park. LLC	Real estate investment	–	December 23, 2014: Establishment of the company

[KB Kookmin Card Co., Ltd.]

Date (mm.dd.yyyy)	Description
9.25.1980	Commenced Kookmin Card business (Kookmin Bank’s credit department)
12.15.1984	Commenced issuance of MasterCard credit cards
9.25.1987	Established Kookmin Credit Card Co., Ltd.
1.15.1990	Commenced issuance of Visa credit cards
12.26.1996	First credit card company to reach KRW10 trillion in total usage amount
8.22.1998	Merged with Kookmin Finance Co., Ltd.
12.30.1998	Merged with Jang Eun Credit Card Co., Ltd.
6.30.2000	First IPO in the credit card industry (listed in KOSDAQ)

Date (mm.dd.yyyy)	Description
1.16.2001	Registered patent for Kookmin Pass Card (non-contact wireless credit card system)
9.30.2003	Merged with Kookmin Bank
2.15.2005	Commenced issuance of JCB brand cards
3.2.2005	Issued Korea’s first debit card with deferred payment service of public transport fare
3.2.2011	Established KB Kookmin Card
6.8.2011	Announced business slogan “Power for People’s Life”
9.29.2011	Ranked first in credit card industry on 20111 KCSI by KMAC
9.24.2012	Commenced issuance of CUP cards
9.27.2012	Ranked first in credit card industry on KCSI for two consecutive years
11.8.2012	Issuance of AMEX cards
12.18.2012	Ranked first in credit card industry on NCSI
6.27.2013	Ranked first in credit card industry on Korea Standard-Service Quality Index (KS-SQI) for three consecutive years
9.9.2013	Launched mobile application “Kmotion”
9.30.2013	Ranked first in credit card industry on KCSI for three consecutive years
12.09.2013	Ranked first in credit card sector of NCSI for two consecutive years
7.16.2014	Commenced issuance of K-WORLD cards
2.12.2015	Cooperated with NHN Entertainment on Fin-tech activation business
5.12.2015	Commenced issuance of KB Kookmin Cheongchundaero card, targeting customers in their 20s and 30s and based on big data
5.26.2015	Registered as an installment financing business pursuant to the Specialized Credit Finance Business Act
6.25.2015	Ranked first in debit card industry on KS-SQI
11.5.2015	Commenced issuance of KB Kookmin Dadam Card, based on big data
1.29.2016	Commenced issuance of KB Kookmin Golden Life Olim Card, targeting senior citizens
6.20.2016	Awarded first place in the Second Global Financial Services Awards hosted by the Korea Economic TV
9.2.2016	Launched KB Kookmin Alpha One Card, the industry’s first one-card based card platform
11.21.2016	Launched integrated membership platform of KB Financial Group “Liiv Mate”

A.	Address of Headquarter

•	30, Saemunan-ro 3-gil, Jongno-gu, Seoul, Republic of Korea (Naesu-dong)

B.	Significant Changes in Management

Position	Name	Term
President & CEO	Gi-Eui Choi	March 2011 - July 2013
President & CEO	Jae-Oh Shim	July 2013 - February 2014
President & CEO	Duk-Soo Kim	March 2014 - December 2015
President & CEO	Woong-Won Yoon	January 2016 - Present

[KB Life Insurance Co., Ltd.]

Date (mm.dd.yyyy)	Description
3.16.2014	Established office for establishment of KB Life
4.7.2004	Korea Deposit Insurance Corporation approved proposed share purchase agreement relating to Hanil Life Insurance
4.29.2004	Established KB Life; first general meeting of the founders
5.18.2004	Executed MOU with ING Group
5.28.2004	Acquired license to engage in insurance operations
5.31.2004	Change name to KB Life Insurance; resolved to transfer contracts of Hanil Life Insurance
6.2.2004	Commenced bancassurance operations (total capital: KRW30 billion)
1.21.2005	Became the controlling shareholder due to 49% equity participation from ING
6.27.2007	Increased capital by KRW15 billion (total capital: KRW45 billion)
7.31.2007	Reached KRW1 trillion in total capital
12.21.2007	Increased capital by KRW25 billion (total capital: KRW70 billion)

Date (mm.dd.yyyy)	Description
2.1.2008	Commenced general agency (GA) channel operations
2.12.2008	Commenced telemarketing/direct marketing channel operations
6.26.2008	Increased capital by KRW60 billion (total capital: KRW130 billion)
8.18.2008	Relocated headquarters (Yeongdeungpo-gu Yeouido-dongg Yongsan-gu Hangang-ro)
12.26.2008	Increased capital by KRW26 billion (total capital: KRW156 billion)
4.23.2009	Ranked at top tier in a customer survey by the FSS
6.15.2009	Commenced financial consulting operations
6.22.2009	Change in largest shareholder (Kookmin Bank g KB Financial Group)
5.30.2010	Reached KRW3 trillion in total assets
12.23.2010	Increased capital by KRW120 billion (total capital: KRW276 billion)
3.31.2012	Reached KRW5 trillion in total assets
6.20.2013	Excluded ING Insurance International II B.V. from the list of shareholders (acquisition by KB Financial Group)
7.30.2013	Increased capital by KRW180 billion (total capital: KRW456 billion)
2.28.2014	Reached KRW7 trillion in total assets
4.23.2014	Selected “Best KSQI Call Center” for nine consecutive years
4.24.2014	Ranked in second tier in a customer survey by the FSS
1.1.2015	Inauguration of Yong Gil Shin as CEO
4.23.2015	Selected “Best KSQI Call Center” for 10 consecutive years
5.31.2015	Reached KRW8 trillion in total assets
7.1.2015	Commenced internet insurance services
9.24.2015	Opened the first combined branch
12.7.2015	Opened the second combined branch
12.28.2015	Relocated headquarters (Yongsan-gu Hangang-ro g Yeongdeungpo-gu Gukjegeumyung-ro)
5.11.2016	Selected “Best KSQI Call Center” for 11 consecutive years
5.16.2016	Opened third combined branch

[KB Asset Management Co., Ltd. ]

Date (mm.dd.yyyy)	Description
4.23.1988	Established preparatory committee
4.28.1988	Registered incorporation (total capital: KRW2 billion)
5.12.1988	Registered business
6.28.1988	Registered as an investment consulting business
7.1.1988	Commenced business
12.26.1989	Relocated headquarters (Gangnam-gu Daechi-dong 946-14)
3.31.1990	Increased capital by KRW3 billion (total capital: KRW5 billion)
12.7.1992	Change in largest shareholder (Kookmin Asset Management g Housing and Commercial Bank)
12.9.1992	Changed name to Jooeun Invest Trust Management Co., Ltd.
5.31.1993	Relocated headquarters (Yeongdeungpo-gu Yeouido-dong 36-5)
6.30.1996	Increased capital by KRW2.1 billion (total capital: KRW7.1 billion)
7.1.1996	Relocated headquarters (Yeongdeungpo-gu Yeouido-dong 34-8)
11.30.1996	Increased capital by KRW1.5 billion (total capital: KRW8.6 billion)
1.25.1997	Increased capital by KRW5.9 billion(total capital: KRW14.5 billion)
5.20.1997	Acquired license to engage in discretionary investment management operations
7.16.1997	Increased paid-in capital by KRW30 billion
7.29.1997	Acquired license to engage in investment trust management operations
8.28.1997	Commenced investment trust management operations
3.16.1999	Registered as an asset management company
8.24.1999	Acquired license to engage in asset management operations
1.11.2000	Equity participation from ING Insurance International B.V. (20%)
6.30.2000	Increased paid-in capital by KRW38.3 billion
5.4.2002	Relocated headquarters (Yeongdeungpo-gu Yeouido-dong 23-2)
6.10.2002	Changed name to Kookmin Asset Management Co., Ltd.

Date (mm.dd.yyyy)	Description
4.29.2004	Changed name to KB Asset Management Co., Ltd.
9.29.2008	Change in largest shareholder (Kookmin Bank, ING Insurance International B.V. g KB Financial Group)
2.4.2009	Renewed license pursuant to the FSCMA
10.26.2015	Registered as a private equity firm
1.1.2017	Inauguration of Jae-Min Jo as CEO

[KB Capital Co., Ltd.]

Date (mm.dd.yyyy)	Description
1.16.2013	Launched installment financial program for durable goods
3.21.2013	Inauguration of Rok Hwang as CEO
4.5.2013	Changed name of ‘sub branches’ to ‘member business offices’
7.1.2013	Separated the Incheon branch office into two offices
7.18.2013	Reorganized departments in headquarters (3 centers and 27 departments g 2 centers and 21 departments)
9.6.2013	Executed MOU with the Mahindra Group
9.18.2013	Executed MOU with Jaguar Land Rover Korea
3.20.2014	Change in largest shareholder to KB Financial Group; inauguration of Jung-sik Oh as CEO
8.26.2014	Launched installment financial program for agricultural machinery
3.26.2015	Inauguration of Ji-Woo Park as CEO
5.19.2015	Executed MOU with the Incheon Freight Forwarders Association
11.3.2015	Established SY Auto Capital, a joint venture between KB Capital and Ssangyong Motor
12.09.2015	Executed MOU with Hyundai Securities (Launch of Able Star Loan)
2.16.2016	Executed MOU with a Laotian installment loan company to establish KB KOLAO Leasing
3.11.2016	Executed MOU with Suhyup Bank
3.17.2016	Executed MOU with Carffeine, Inc.
6.1.2016	Launched KB ChaChaCha, a platform that provides market prices and facilitates sales of used vehicles; launched TV and radio commercials for KB ChaChaCha
9.1.2016	Launched movie theater commercials for KB ChaChaCha
11.21.2016	Launched KB Rent-A-Car, a long-term new car rental service for customers of KB Securities
1.1.2017	Executed extension contract with GM Korea
2.3.2017	Executed extension contract with Jaguar/ Land Rover Korea
2.8.2017	Established KB KOLAO Leasing (commenced operations in Laos)

A.	Change of Company Name

•	10.26.2007 Changed from Hanmi Capital Co., Ltd. to Woori Financial Co., Ltd.

•	03.20.2014 Changed from Woori Financial Co., Ltd. to Keibi Capital Co., Ltd.

•	03.23.2017 Changed from Keibi Capital Co., Ltd. to KB Capital Co., Ltd.

[KB Savings Bank Co., Ltd.]

Date (mm.dd.yyyy)	Description
1.2.2012	Established KB Seomin Co., Ltd.
1.13.2012	Acquired license for KB Seomin Co, Ltd.; increased capital by KRW22 billion (total paid-in capital KRW34 billion); changed name to KB Savings Bank Co., Ltd.
1.17.2012	Acquired license to open five branch offices
1.18.2012	Commenced savings bank operations
5.6.2013	Purchased headquarters building (260, Songpa-daero, Songpa-gu, Seoul)

Date (mm.dd.yyyy)	Description
10.17.2013	Resolved to merge with Yehansoul Savings Bank Co., Ltd. approved by the board of directors and the general meeting of shareholders
1.13.2014	Merged with Yehansoul Savings Bank Co., Ltd. (with KB Savings Bank as the surviving entity)
2.10.2014	Merged Pyeongchon and Anyang branch offices
4.7.2014	Merged Bundang and Bundang branch offices
1.1.2015	Inauguration of Young-Man Kim as CEO
8.17.2015	Closed five branch offices (Uijeongbu, Jang chung-dong, Guri, Suwon, Ilsan)
10.1.2015	Opened credit-specialized branch offices (Nowon, Geumcheon, Gwangjin)
12.19.2016	Relocated the Incheon branch office
2.28.2017	Merged the Bundang and Pyeongchon branch offices into the Bundang branch office

[Mergers of the Company]

•	On January 13, 2014, KB Savings Bank merged with Yehansoul Savings Bank. KB Savings Bank acquired the rights and obligations of Yehansoul Savings Bank and Yehansoul Savings Bank was dissolved.

•	Changes in Share Ownership Before and After the Merger

Name	Shares Owned Before the Merger		Shares Owned After the Merger
	Number of Shares	Percentage of Shareholding	Number of Shares	Percentage of Shareholding
KB Financial Group	6,800,000	100%	8,001,912	100%

1.	KB Savings Bank issued 1,201,912 common shares and allotted to the shareholders of Yehansoul Savings Bank (KB Financial Group) 0.1373804 newly issued common shares of KB Savings Bank for each common share of Yehansoul Savings Bank.

[KB Real Estate Trust Co., Ltd.]

Date (mm.dd.yyyy)	Description
7.12.1996	Establishment approval from the Ministry of Finance and Economy
12.3.1996	Established Jooeun Real Estate Trust Co., Ltd.
12.10.1996	Commenced operations
2.13.1997	Registered as a home construction business
9.30.1997	Opened the Busan branch office
3.27.2001	Increased capital by KRW70 billion
9.16.2002	Changed name to KB Real Estate Trust Co., Ltd.
12.5.2002	Acquired license to engage in asset management operations
1.20.2006	Opened the Daejeon branch office
4.16.2008	Registered as a real estate development business
9.29.2008	KB Financial Group established
1.1.2015	Inauguration of Sun Il Jeong as CEO
1.12.2016	Established the Urban Redevelopment Business Division and entered the reconstruction market

[KB Investment Co., Ltd. ]

Date (mm.dd.yyyy)	Description
4.3.1990	Registered pursuant to Article 11 of the Support for Small- and Medium-sized Enterprise Establishment Act
7.10.1991	Increased capital by KRW5 billion (total capital: KRW15 billion)
9.17.1992	Increased capital by KRW5 billion (total capital: KRW20 billion)
12.24.1992	Increased capital by KRW5 billion (total capital: KRW25 billion)
1.4.1993	Relocated headquarters to Seoul
2.25.1995	Relocated headquarters to Gangnam
1.11.1999	Changed name to Kookmin Investment Co., Ltd.
1.2.2002	Relocated headquarters (to current location in Gangnam-gu Cheongdam-dong)
1.12.2002	Merged with Frontier Investment Co., Ltd. (date of merger decision: December 31, 2001; total capital after merger: KRW32 billion)
7.3.2002	Merged with Kookmin Technology Financing Co., Ltd. (date of merger decision: June 27, 2002; total capital after merger: KRW44.8 billion)
4.30.2004	Changed name to KB Venture Capital Co., Ltd.
9.29.2008	KB Financial Group established; change in the largest shareholder (Kookmin Bank g KB Financial Group)
7.1.2009	Changed name to KB Investment Co., Ltd.
1.1.2015	Inauguration of Choong-Sun Park as CEO

[KB Credit Information Co., Ltd.]

Date (mm.dd.yyyy)	Description
10.9.1999	Established Jooeun Credit Information Co., Ltd.
12.15.1999	Acquired license to engage in agency services relating to civil documentation
3.2.2000	Commenced lease investigation operations
5.28.2002	Merged with KM Credit Information Co., Ltd.; changed name to Kookeun Credit Information Co., Ltd.
6.22.2002	Relocated headquarters (from Yeongdeungpo to Daewoo Building in Yeouido)
10.28.2002	Changed name to KB Credit Information Co., Ltd.
3.29.2005	Satisfied ISO9001:2000 quality management system requirements
7.17.2005	Relocated headquarters (from Daewoo Building in Yeouido to the Korea Exchange Building in Yeouido)
9.29.2008	Change in largest shareholder (Kookmin Bank g KB Financial Group)
1.2.2009	Announced mid- to long-term vision: “The best credit information company in Korea”
1.4.2010	Relocated headquarters (from the Korea Exchange Building in Yeouido to Gateway Tower in Dongja-dong)
1.3.2013	Acquired license to engage in document delivery and issue services
1.1.2017	Inauguration of Hae Kyung Kim as CEO

[KB Data Systems Co., Ltd.]

Date (mm.dd.yyyy)	Description
9.6.1991	Established Kookmin Data Systems Co., Ltd.
9.9.1993	Registered as a national computer network operating business
9.18.1993	Registered as a systems integrator business
10.10.1995	Selected as an ALM-eligible company
11.17.1995	Increased capital (total paid-in capital: KRW8 billion)
10.1.1996	Registered as a software business
12.18.2001	Published code of ethics
4.30.2004	Changed name to KB Data Systems Co., Ltd.
5.16.2004	Participated in MIS Project for BII Bank (in Indonesia)
2.21.2006	Awarded “Best Korean S/W Company”
5.25.2006	Selected as a “Fair Business Practice” company
6.11.2007	Participated in creation of front-end processor and foreign currency transaction system for Agribank (in Vietnam)
1.13.2008	Launched website (KBStar.com) for Kookmin Bank
9.29.2008	Change in largest shareholder following the establishment of KB Financial Group; addition as a subsidiary
12.19.2008	Awarded first place in the Web Award 2008 for financial services and UI innovation
12.31.2008	Launched an updated internet banking system for Kookmin Bank
3.24.2009	Executed MOUs with global IT companies
5.11.2009	Launched updated management information system for Kookmin Bank
12.14.2009	Awarded first place in the Web Award for financial services, UI innovation and four other categories
4.9.2010	Executed MOU with BCC Bank (in Kazakhstan)
6.10.2011	Relocated headquarters (78, Mapo-daero, Mapo-gu, Seoul)
8.20.2012	Launched Kookmin Bank real estate management system
9.2.2013	Launched KB Financial Group SNS channel
10.23.2013	Awarded “Best Project” for HR/Early Warning System by the Asian Banker
1.1.2017	Inauguration of Oh-Sung Lee as the 16th CEO

[Other Special Purpose Entities]

In addition to the aforementioned major subsidiaries, the Company’s consolidated subsidiaries include special purpose entities (“SPE”) that have been established for limited, special purposes. While these SPEs do not have a legally mandated form, the SPEs usually take the form of partnerships or unincorporated entities, such as associations, trust companies, general partnerships, limited partnerships and limited liability companies. SPEs are established through legal contracts that contain strict and sometimes permanent limitations on decision making rights of the operating entity, trustees and management. Also, SPEs are governed by rules that prohibit changes in policies relating to the business activities of the entity by anyone other than the founders or sponsors. Asset securitization companies, project financing companies, private equity funds and cooperatives are a few types of SPEs, and they are established for the purpose of asset securitization, credit extension, providing loans, equity investment and asset management.

3.	Changes in Capital

Omitted upon preparation of quarterly report

4.	Total Number of Shares

A.	Total Number of Shares

(As of the date of submission of the Securities Registration Statement)				(Unit: Shares)
Category	Type of Shares			Remarks
	Shares with voting rights	Shares without voting rights	Total
I. Total number of authorized shares	1,000,000,000	—	1,000,000,000	Based on articles of incorporation
II. Total number of shares issued to date	418,111,537	—	418,111,537	—
III. Total number of shares reduced to date	—	—	—	—
1. Capital reduction	—	—	—	—
2. Share retirement	—	—	—	—
3. Redemption of redeemable shares	—	—	—	—
4. Other	—	—	—	—
IV. Total number of shares issued (II-III)	418,111,537	—	418,111,537	—
V. Number of treasury shares	21,546,313	—	21,546,313	—
VI. Number of outstanding shares (IV-V)	396,565,224	—	396,565,224	—

B.	Acquisitions and Disposals of Treasury Shares

(As of March 31, 2017)					(Unit: Shares)
Method of Acquisition			Share Type	Beginning	Change in Quantity			Ending	Remarks
					Acquired (+)	Disposed (-)	Cancelled (-)
Acquired within distributable profit range		Direct acquisition exchange Direct OTC acquisition	Common	—	—	—	—	—	—
			—	—	—	—	—	—	—
	Direct		Common	—	—	—	—	—	—
	acquisitions		—	—	—	—	—	—	—
		Tender	Common	—	—	—	—	—	—
		offer	—	—	—	—	—	—	—
		Subtotal (A)	Common —	— —	— —	— —	— —	— —	— —
		Quantity held by trustee	Common	19,672,372	1,845,430	9,206,975	—	12,310,827	—
	Acquisitions			—	—	—	—	—	—
	through trust	Quantity held in- kind	Common	—	9,206,975	—	—	9,206,975	—
	agreement			—	—	—	—	—	—
		Subtotal (B)	Common	19,672,372 —	11,052,405 —	9,206,975 —	— —	21,517,802 —	— —
Other acquisitions (C)			Common	28,511	—	—	—	28,511	—
				—	—	—	—	—	—
Total (A+B+C)			Common	19,700,883	11,052,405	9,206,975	—	21,546,313	—
				—	—	—	—	—	—

1.	On April 14, 2017, a meeting of the board of directors was held relating to the termination of a trust agreement for acquisition of treasury shares. Please see disclosure filed with the FSS and the Korea Exchange for further details.
2.	On April 14, 2017, a meeting of the board of directors was held relating to the stock swap between the Company and each of its subsidiaries KB Insurance and KB Capital, and the Company intends to utilize its treasury stock to the maximum extent possible in such stock swap. Please see disclosure filed with the FSS and the Korea Exchange for further details.

5.	Voting Rights

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares)
Category	Type of Shares	Number of Shares	Remarks
Total number of shares issued (A)	Common	418,111,537	—
	Preferred	—	—
Number of shares without voting rights (B)	Common	21,546,313	Treasury Stock
	Preferred	—	—
Number of shares which voting rights are excluded pursuant to the articles of incorporation (C)	Common	—	—
	Preferred	—	—
Number of other shares for which voting rights are limited by law (D)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights have been restored (E)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights may be exercised (F = A - B - C - D + E)	Common	396,565,224	—
	Preferred	—	—

6.	Dividend Information

Omitted upon preparation of quarterly report

II.	DESCRIPTION OF BUSINESS

1.	Business Overview

A.	Current State of the Industry by Business Sector

(1)	General Conditions of the Financial Market

The International Monetary Fund (the “IMF”), in its World Economic Outlook of April 2017, forecasted global growth to improve from 3.1% last year to 3.5% in 2017 and 3.6% in 2018. This increase in growth rates through 2018 is mainly driven by the cyclical recovery of the global manufacturing and trade sectors and better-than-expected growth sustained in China and other commodity-importing countries, as well as improved conditions in commodity-exporting countries due to partial recovery of commodity prices. The growth rate of advanced economies is expected to improve from 1.7% in 2016 to 2.0% in each of 2017 and 2018. The growth rate of developing countries is expected to increase from 4.1% in 2016 to 4.5% in 2017 and 4.8% in 2018.

Corporations in the United States have become more confident regarding future demand since the second half of last year. With inventory positively contributing to economic growth for the first time in six quarters, supported by expansionary fiscal policies of the Trump Administration and improved sentiment displayed by economic actors, the United States is expected to record an economic growth of 2.3% and 2.5% in 2017 and 2018, respectively. This year’s growth forecasts for both the United Kingdom and the Eurozone have been upward-adjusted to reflect the cyclical recovery of global manufacturing and trade sectors, which started in the second half of 2016, thereby pushing back recessionary pressures caused by political uncertainties in the region, such as Brexit. The United Kingdom’s economic growth rate is expected to improve from 1.8% in 2016 to 2.0% in 2017 but slow down to 1.5% in 2018, and the growth rate of the Eurozone this year is expected to remain the same as that of last year at 1.7% and decline slightly to 1.6% in 2018. Japan is also expected to witness an improved growth rate of 1.2% in 2017 compared to 1.0% in 2016, driven by the same reasons as for the United Kingdom and the Eurozone.

China’s economy grew by 6.9% in the first quarter of 2017 with economic indicators showing steady improvement overall. Major indicators for retail sales, fixed asset investments, exports and industrial production have continued to improve since the end of 2016 and the beginning of 2017. In the past, China achieved high growth by investing more than 40% of its GDP, but such large investments are no longer sustainable due to overproduction and sluggish exports. Accordingly, China is reforming its policy to reduce investments and increase spending, and an economic slowdown over a certain period is expected to be inevitable during this process. In addition, anxiety continues to exist in the market due to factors such as continued dependence on stimulus policies, sudden credit expansion, corporate debt, and concerns regarding outflow of foreign funds. Accordingly, the possibility of increased financial volatility remains, but China’s economy is expected to achieve a soft landing, given the support capability provided by government liabilities amounting to 43% of GDP and foreign reserves amounting to 30% of its GDP, as well as growth in the service industry and its “one belt, one road” initiative.

While gradual improvement of the global economy starting in the second half of last year is expected to continue this year and through next year, factors such as the possible strengthening of protectionist sentiments in major economies, including the United States, uncertainties surrounding Brexit, anti-EU sentiment within Europe, bad debt issues of European banks and corporate debt issues in emerging economies continue to place downward pressure on the global economic outlook. However, large-scale fiscal policies such as China’s “one belt, one road” initiative, the EU’s Juncker Plan and greater fiscal spending by the United States may offset such negative effects on the economy.

In the fourth quarter of 2016, the Korean economy grew by 0.5% compared to the previous quarter (and 2.4% compared to the fourth quarter of 2015), which was 0.1% higher than the growth rate initially announced by the government after the end of such quarter. Accordingly, the GDP growth rate for the full year 2016 was 2.8%, which was the same as that for 2015. Construction investment rapidly increased by 10.7% and private consumption also improved in 2016. However, capital investment decreased by 2.3% in 2016 due to sluggish exports. Exports (real value) increased by 2.1% in 2016 from -0.1% in 2015, although such figure is still considered relatively low.

In April 2017, the Bank of Korea raised its 2017 GDP growth forecast to 2.6% from its January forecast of 2.5% and forecasted a 2.9% growth in 2018 (January forecast of 2.8%). This upward adjustment was to reflect improvement in exports and facility investments early this year driven by strong performance of the IT industry, including semiconductors and displays, which is expected to experience demand surpassing supply for the next three to five years. In addition, improvement in exports is expected from better economic conditions in advanced economies and greater import demand from commodity exporters due to rising commodity prices. In terms of domestic demand, private consumption is expected to slow down due to stagnant household wage growth, greater debt servicing burden and poor employment conditions. Construction investment is also likely to gradually decrease given that new construction contracts peaked in 2015.

Meanwhile, risk factors remain regarding the domestic and global outlook. Globally, the United States has been displaying protectionist tendencies including designation of currency manipulation countries, implementation of trade restrictions and renegotiation of free trade agreements. Also, China’s economic retaliation against Korea with regard to the deployment of the Terminal High Altitude Area Defense system (“THAAD”) is expected to continue for a considerable amount of time. Risks related to normalization of U.S. monetary policy are also significant. The United States has raised its policy rate once already this year, and is expected to follow with one or two more increases. In particular, financial market instability may resume given that the Federal Reserve Board of the United States is expected to start selling its previously acquired assets in the second half of this year. Domestically, household debt has been increasing compared to disposable income, potentially leading to deterioration of credit with regard to borrowers in the lower income class, multiple debt holders and the self-employed sensitive to fluctuations in economic cycles. Given that recent improvement in exports and facility investment has been focused around only a few large IT-related companies, restructuring is still necessary in other sectors, and business conditions for SMEs appear to remain relatively sluggish. In particular, considering the limited scope of employment opportunities in the IT industry, the ripple effect within the domestic economy may be limited. In addition, the North Korea risk is likely to remain high during 2017 considering the possibility of a North Korean threat, which may be met by a hardline position from the United States.

The Bank of Korea policy rate has remained at 1.25% since it lowered such rate from 1.50% to 1.25% in June 2016. This year forecasting agencies in Korea and abroad, such as the Bank of Korea and KDI, have raised growth projections for Korea to reflect increases in exports and facility investment. Given that consumer prices remain close to the inflation target (2%), factors driving interest rate changes remain limited. Concerns over a possible inversion between U.S. and Korean interest rates due to normalization of interest rates in the United States also prevent the lowering of interest rates in Korea. However, given domestic economic conditions characterized by concerns over a slowdown of private consumption, as well as the need to enable a soft landing of construction investments and to ease financing conditions to promote corporate restructuring, it is difficult to completely rule out the possibility of a re-emergence of anticipation of lower interest rates.

Government bond yields suddenly rose last November following the election of President Trump, who had supported tax cuts and expansionary fiscal policies during his campaign. However, yields have since remained flat, as such election pledges have not been executed. Even though the Federal Reserve Board of the United States raised its policy rate once in December 2016 and again in March 2017, such increases were already priced in by the market and the impact on the bond market was limited. Recently, domestic and overseas interest rates have remained stable due to doubts regarding the Trump administration’s ability to execute policies, geopolitical risks and uncertainties surrounding the European election outcome. This has led to some concerns that the improvements in bank net interest margins experienced since last November may reverse. However, market rates may start to rise again in the second half of this year if economic conditions in Korea and overseas improve and progress is made on discussions around U.S. interest rate increases and balance sheet reduction, which in turn may help improve net interest margins for banks. A stable global economy and continued growth are essential for this to happen. Higher nominal rates are also expected to improve asset management performance of insurance companies that need to expand long-term assets. However, given the significant uncertainties in the domestic and foreign economic and financial environment described above and the presence of various structural issues, business conditions for financial institutions are expected to remain uncertain.

As stated above, uncertainties continue to persist in the business environment of financial companies. In addition, concerns regarding the soundness of household loans, which have increased significantly from 2014 to 2015 in the banking sector following the easing of housing market regulations in the second half of 2014, may adversely impact financial companies.

Since the previous global financial crisis, each country is strengthening regulatory requirements for financial companies in terms of asset soundness, capital adequacy, liquidity and protection of financial consumers. The domestic financial industry is no exception. While such reinforcement of regulations may generally enhance the stability of the financial market by increasing the stability and asset quality of financial companies, they may also act as factors slowing down profitability and growth. In addition, as profitability from loan-deposit margins, which are the traditional sources of income for the financial industry, steadily declines due to continuously falling interest rates following the global financial crisis, financial companies around the world are competitively searching for and expanding business models to increase non-interest revenue.

In the domestic financial market, competition in certain stable but limited markets, such as the housing mortgage loan market, large corporate loan market and high-quality small office home office (SOHO) loan market, is intensifying primarily due to the increasing persistency of a low growth rate environment and the lack of appropriate investment opportunities. In addition, the prolonged low growth environment in the domestic and global economies, decline in business profits and increase in household debt have resulted in the need for greater care in managing credit risk. Also, sudden movements in global capital and sharp fluctuations in the financial market due to uncertainties in the global economy need to be managed effectively.

The domestic financial environment remains vulnerable despite the possibility of the real economy improving. There may be an outflow of capital markets funds due to the possibility of a rise in interest rates resulting from the exit strategies (monetary tightening) of the United States, and domestic economic players may face increased burdens of repayment as a result of higher liabilities following continuous decreases in interest rates, as a result of which the asset quality of domestic financial companies may deteriorate. Exit strategies of the United States, however, are pre-conditioned on the recovery of the U.S. economy. The domestic economy has the ability to defend against certain external factors, as it maintains a current account surplus and has foreign reserves in excess of USD300 billion. Accordingly, while measures to defend against the uncertainties of the global economy should be adopted, excessive caution may also adversely affect business operations.

(2)	Banking Business

A.	Overall State of the Industry by Line of Business

1)	Characteristics, Growth Potential, Economic Fluctuations and Seasonality of the Industry

•	Characteristics

Unlike general companies, both profitability and public awareness are emphasized for banks as they function as intermediary financial institutions providing funds to those who require them by procuring funds from many unspecified persons and entities through the receipt of deposits and the issuance of securities and other debt instruments.

Operations of banks can be categorized into primary operations, supplemental operations and concurrent operations. Primary operations involve intermediation of funds, which is a fundamental function of financial institutions, and include deposit-taking, provision of credit and currency services. Supplemental operations are those legally recognized as naturally incidental and therefore necessary to the conduct of primary operations, and refer to the activities of banks that change and develop in response to social and economic conditions. Concurrent operations are activities that are not pursuant to the Bank Act, and include sales agency services for financial products such as investment trust products and bancassurance, and trust and pension services.

•	Growth Potential

The growth of the banking industry is expected to slow for some time to come due to the prolonged economic stagnation in Korea and uncertainties in the global economy. Banks are expected to concentrate on managing their asset quality and developing new profit-generating models as the low interest rate environment continues and banks experience declining interest margins, which is attributable to intensified competition for high quality assets and the expansion of operations by non-bank financial institutions and private lenders.

•	Economic Fluctuation Characteristics

The banking industry is affected by economic fluctuations as assets and profits increase during economic upturns and decrease during economic downturns.

•	Seasonality

The banking industry is not significantly impacted by seasonal changes.

2)	Domestic and Foreign Market Conditions

•	Stability of the Market

Increased volatility and uncertainty in the global financial markets have led to continued instability in the foreign currency markets. Although Korea has relatively sound fundamentals compared to emerging market countries, prices of financial assets have decreased and have experienced increased volatility due to the outflow of foreign investment capital. Increased volatility relating to the KRW/U.S. dollar exchange rate also may adversely impact export competitiveness and the domestic economy.

•	Competition

Competition within the financial industry is intensifying primarily due to restructuring within the banking industry, including increased competition caused by diversification in the financial industry, and a decrease in opportunities for interest income generation following a prolonged period of low interest rates. New areas of competition are emerging as well due to changes in the operating environment, including strengthened financial consumer protection regulations and increased demands for contribution to the public good. In addition, the promotion of financial support policies for the economically disadvantaged population is expected to result in a decrease in the profitability of the financial industry.

•	Overseas Market Conditions (Subsidiaries and Overseas Branches)

Company Name	Description
Kookmin Bank Int’l Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)

•         Demand in the financial services industry is expected to gradually increase as the economy recovers. However, strengthening of the capital adequacy requirements and regulations on liquidity following the financial crisis originating from the United States necessitate expansion of operations in line with the size of the capital.

•         Competition has increased due to strengthened regulations of U.K. financial regulatory authorities and the expansion of coverage desks dedicated to Korean companies of Korean and foreign banks in Europe.

•         The fiscal crisis in Eurozone countries has worsened to a level where it can cause a global economic slowdown, and the financial regulations are being strengthened to further ensure the financial soundness of banks, including by requiring local banks to procure additional capital.

•         Due to the U.K.’s decision to leave the European Union, uncertainty in the overall European economy has increased, and whether Britain will continue to play its role as a financial center will depend on how its relationship with the European Union is reestablished in the future.

Kookmin Bank Cambodia PLC (Kookmin Bank’s subsidiary in Cambodia).

•         Further market growth is anticipated given Cambodia’s current stage of economic development, which is approaching the developing country phase.

•         Competition is increasing as large financial institutions from China, Malaysia and Vietnam have entered the Cambodian market recently. Competition among banks is also expected to increase further in the lending business.

•         Lending interest rates are decreasing due to an oversupply of liquidity as the speed of inflow of foreign capital is faster than the speed of Cambodian industrial growth.

Company Name	Description
Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)

•         After the global financial crisis, the Chinese financial services industry used its substantial foreign currency reserves to acquire advanced foreign financial institutions that suffered from insufficient liquidity, and is preparing for a second takeoff by developing new products and improving risk management capabilities.

•         China is implementing a growth policy that is focused on developing the Chinese market so as to overcome economic stagnation, and reforms in the financial services sector, such as resumption of gradual liberation of interest rates, are also underway.

•         Competition is increasing as large global financial institutions are entering the Chinese market. The Chinese government is endeavoring to develop its capital markets by pursuing globalization of the Chinese yuan.

KB Microfinance Myanmar Co., LTD.

•         There has been a phased easing of economic sanctions against Myanmar as a result of its pursuit of normalization of relations with the western countries since the establishment of Myanmar’s current government in March 2016, and it is expected that Myanmar will experience a 7-9% economic growth in the next five years as a result of opening of its markets and expansion of foreign investment.

•         The new government of Myanmar presented its official economic policy for the first time in four months since its launch, and selected the improvement of the financial environment as an important policy task. The new government proposed to improve the financial markets, to revitalize the micro-lending market, and to partially open the insurance market, all under the slogan “economic development based on democratization.”

•         Currently, Myanmar’s financial industry is estimated to have a higher percentage of high interest rate, private financing compared to institutional financing due to the relative lack of supply of funding compared to the demand for funding, and it is expected that demand for funding will further increase due to an increase in spending resulting from future economic growth.

Kookmin Bank’s Hong Kong Branch

•         Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. In addition, due to its geographical advantage as an advance post for entry into China and the adjacent nations in the Southeast Asia, approximately 200 banks from around the world are operating in Hong Kong.

•         The business environment is becoming more difficult as business opportunities are moving from Hong Kong to China due to the rapid growth of Chinese coastal cities, including Shanghai, and competition among financial institutions is also intensifying.

Kookmin Bank’s New York Branch	• The U.S. economy is expected to record stable real term economic growth in the 2% range. Fiscal expansion and financial deregulation are expected to stimulate the economy.
Kookmin Bank’s Tokyo Branch

•         Japan continues to implement policies to promote domestic economic conditions. The real estate sector has witnessed growth in recent times with the rise in anticipation for the 2020 Tokyo Olympic Games.

Kookmin Bank’s Auckland Branch

•         In spite of a growth slowdown in the dairy industry, New Zealand is expected to experience stable economic growth as a result of strong performance of the tourism industry and a continuous inflow of immigrants.

•         Although the increase in policy rates and the strengthening of protectionism in the United States have increased instability, New Zealand’s economy continues to grow as a result of a population increase, income growth and an expansion of the construction industry resulting from a rise in housing supply, as well as an increase in demand for tourism.

Kookmin Bank Ho Chi Minh Branch

•         Volatility in the Vietnamese Dong (VND) is expected to result from the increase in policy rates in the United States and a depreciation (and the pace thereof) of the Renminbi caused by a slowdown in the Chinese economy. However, it is expected that Vietnam will experience a 6.3% economic growth as a result of high demand in the domestic market and an increase in manufacturing exports.

1. Kookmin Bank’s subsidiary in Hong Kong was converted into the Kookmin Bank Hong Kong Branch after obtaining banking license approval from the financial authorities of Hong Kong (HKMA) (January 4, 2017).

3)	Market Competition Factors and Strengths and Weaknesses of the Company

Kookmin Bank retains the largest customer base among banks domestically and boasts a distinct advantage in customer-centered business through usage of its advanced CRM system. Based on such business abilities, it continues to maintain its leading position in terms of banking market share in areas such as assets (bank based), total deposits, local currency loans, investment trusts and bancassurance. In addition, continuous synergy creation can be expected through increased business capabilities resulting from the acquisition by the Company of KB Life Insurance and Hyundai Securities and cooperation among subsidiaries.

However, there are concerns about declining profitability and asset soundness due to the slowdown in global economic growth. There are risks posed by decreases in interest income following a decline in base interest rates, pressure to lower banking fees and commissions, decreases in non-interest income following declines in investor confidence, the possibility of additional deterioration in the loan portfolio due to stagnation in the housing market, and a rise in allowances for bad debts due to the impact of corporate restructurings. In response to such risks, the Company is strategically prioritizing efforts to arrange self-rescue measures, including through cost-cutting, and to manage asset quality.

4)	Major Means for the Company to Acquire Competitive Advantage

In response to the global trend of low growth, low interest rates and increased uncertainty, the Company is working towards establishing processes and strengthening capabilities for systematic and sound risk management. The Company is pursuing measures to enhance its organizational and management efficiency by making improvements to its middle-heavy personnel structure, its uniform counter arrangements in its branches and sales channels and its outdated business processes.

The Company needs to secure non-price related, differentiated competitive advantages to lead the market in an age of increased financial consumer choices along with IT technology advancements, including in the areas of mobile and internet technologies. Accordingly, the Company is devoting efforts to achieve sustainable growth by strengthening its advisory capabilities to make it more consistent, professional and customer-oriented, and by establishing a business culture that is challenging, creative and results-oriented.

5)	Market Share

The following market share information is based on deposits and loans in local currency of key national banks. As the values may vary depending on the standards used, please consult the Financial Statistics Information System of the FSS for official materials.

•	Local Currency Deposits

	(Units: KRW hundred millions, %)
Bank Name	1Q 2017		2016		2015
	Balance	Share	Balance	Share	Balance	Share
Kookmin	2,257,468	20.1	2,241,636	20.0	2,137,535	20.1
Woori	1,978,452	17.6	1,972,780	17.6	1,880,377	17.7
Shinhan	1,920,126	17.1	1,923,897	17.1	1,838,473	17.3
NH	1,925,405	17.1	1,887,683	16.8	1,734,900	16.3
KEB Hana	1,817,871	16.2	1,848,644	16.4	1,732,936	16.3
IBK	877,618	7.8	921,669	8.2	880,913	8.3
SC	353,422	3.1	325,118	2.9	296,803	2.8
Citi Korea	116,175	1.0	112,853	1.0	127,413	1.2

Total	11,246,537	100.0	11,234,280	100.0	10,629,350	100.0

1.	“Share” refers to the market share among seven commercial banks and NH.
2.	Local currency deposits = local currency savings + CD + cover bill + RP (based on data exchanged among banks)

•	Local Currency Loans

	(Units: KRW hundred millions, %)
Bank Name	1Q 2017		2016		2015
	Balance	Share	Balance	Share	Balance	Share
Kookmin	2,199,429	18.9	2,199,456	19.0	2,065,039	18.9
Woori	1,920,595	16.5	1,900,995	16.4	1,842,206	16.8
Shinhan	1,836,374	15.8	1,845,594	15.9	1,768,099	16.1
NH	1,818,328	15.6	1,821,322	15.7	1,662,612	15.2
IBK	1,748,868	15.0	1,716,644	14.8	1,617,317	14.8
KEB Hana	1,797,136	15.4	1,785,220	15.4	1,713,688	15.7
SC	314,170	2.7	302,703	2.6	270,199	2.5

Total	11,634,900	100.0	11,571,934	100.0	10,939,160	100.0

1.	Excludes private placement bonds

(3)	Credit Card Business

A.	Overall State of the Industry by Line of Business

1)	Characteristics

The credit card industry issues credit cards to members with certain qualifications and generates revenue when members purchase goods or services by using the credit cards at merchant stores, or when members use financial services, such as short-term card loans (cash advance services) and long-term card loans.

The credit card industry is a typical domestic-economy-based industry and is significantly impacted by fluctuations in domestic spending and changes in overall macroeconomic conditions. It is also sensitive to developments in IT and government policies and regulations. Furthermore, since the credit card industry is a license-based industry, entrance into which is regulated by strict conditions and qualifications, an intense level of competition is maintained in a limited market.

2)	Domestic and Foreign Market Conditions

While the domestic credit card industry experienced rapid growth due to tax benefits provided by the government, expansion in the scope of usage of credit cards and the launch of new products that provide various supplemental services, the industry underwent a severe restructuring after the so-called “credit card crisis” of 2003, and is currently in a mature phase. However, the credit card industry faces risks relating to deteriorating profits primarily due to intensifying competition in a limited market and a decrease in private consumption due to a stagnant economy. Accordingly, the Company must avoid business strategies focused on expansion and instead promote stable growth and profitability through discovering alternative sources of revenue and securing new classes of users through enhancing product competitiveness.

The payment/settlement market is rapidly shifting from offline to online due to the significant growth in the mobile payment/settlement market. As a result of intensifying cooperation and competition among market participants following the entry into the market of diverse companies, including information and communication technology (“ICT”) companies, in addition to the pre-existing participants such as card companies and payment gateway companies, new forms of marketing activities and changes in the payment market have crystallized.

3)	Market Competition Factors

Key competitive factors include the capability to develop products that maximize customer satisfaction within prescribed cost levels, the capability to recruit members to whom optimal customer-specific products can be sold, a risk management capability that can sustain a stable asset portfolio, and a customer management capability that utilizes differentiated marketing based on customer segment-specific big data/CRM.

The rapid development in mobile technologies, as well as the participation of diverse businesses, including ICT businesses, in the payment/settlement market, have established the FinTech market as a crucial factor in achieving a competitive edge. Accordingly, the Company has been actively adopting new FinTech technologies, including the first commercialization of user authentication using block chains in Korea, the launching of “Liiv Mate,” an integrated platform for finance and mobile communication, and the launching of “KB Kookmin Alpha One Card,” a new all-in-one card that combines mobile applications with a physical card.

4)	Major Means for the Company to Acquire Competitive Advantage

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen the competitiveness of its non-banking businesses. The Company has established business strategies that are optimized for a dedicated credit card company, based on utilization of its banking network and its stable financing structure. The Company also plans to secure sustainable growth through development of new businesses.

In relation to the incident involving the misappropriation of personal information in early 2014, the Company strengthened its security measures relating to customer information protection by building a virtual reality PC environment, separating the internet protocol router network and using fingerprint user authentication programs. By continuously supplementing internal customer information management procedures, the Company built one of the leading customer information protection systems in the industry. The Company has also received the Information Security Management System (“ISMS”) certification in October 2016 from the Financial Security Institute, which has been designated as the ISMS accreditation body by the Ministry of Science, ICT and Future Planning pursuant to the Information and Communications Act, after comprehensive review of the Company’s information protection management process and measures. In addition, in order to be recognized as a reliable and trustworthy company among customers, the Company is focusing on prioritizing customer value in terms of all aspects of its business, including product development, processing and marketing channels.

The Company plans to continuously release market-leading products catering to customer needs based on big data. In order to expand the foundation for future growth, the Company plans to play a leading role in future payment markets (such as streamlined mobile payment services) and to actively pursue business alliances and new business opportunities with other companies at the group level.

5)	Market Conditions

(i)	Economically Active Population by Year and Number of Cards

Year	Economically Active Population (ten thousand)	Number of Credit Cards (ten thousand)	Number of Check Cards (ten thousand)	Credit Cards per Economically Active Person
2007	2,422	8,957	4,041	3.7
2008	2,435	9,625	5,557	4.0
2009	2,439	10,699	6,654	4.4
2010	2,475	11,659	7,674	4.7
2011	2,510	12,214	8,975	4.9
2012	2,550	11,623	9,914	4.6
2013	2,587	10,203	9,752	3.9
2014	2,654	9,232	10,077	3.5
2015	2,691	9,314	10,527	3.5
3Q 2016	2,754	9,496	10,817	3.4

Source: The Credit Finance Association, Credit Finance Vol. 48

(ii)	Card Usage by Year

	(Unit: KRW trillions)
Type	3Q 2016	2015	2014	2013	2012
Single Payment	360.0	436.7	408.3	400.7	382.7
Installments	78.3	99.3	92.2	87.9	95.3
Short-term Card Loans (Cash Advance Service)	44.4	59.5	63.3	68.3	75.0
Long-term Card Loans (Card Loans)	28.4	35.1	30.3	28.4	24.7

Total	511.1	630.6	594.1	585.3	577.7

Source: The Credit Finance Association, Credit Finance Vol. 48

(iii)	Card Usage by Credit Card Company

	(Unit: KRW hundred millions)
Year	Kookmin	Shinhan	Samsung	Hyundai	Lotte
2016	1,060,932	1,549,110	919,552	775,003	468,836
2015	945,236	1,358,270	820,775	700,954	425,033
2014	875,703	1,289,369	763,312	666,520	390,111

1.	Source: FSS Financial Statistics Information System
2.	Based on credit card and debit card usage (excludes long-term card loans (card loans) and purchase only cards)

(4)	Financial Investment Business

1)	Securities Industry

A.	Industry Overview

(1)	Characteristics

•	The financial investment industry that the Company operates in is a high value-added financial sector that provides a source of long-term financing for corporate investments and a means of efficient distribution and investment of funds for the national economy through various services related to the issuance and sales of securities and the development of a wide variety of financial products.

•	The financial investment industry tends to lead the real economic cycle and is cyclical in nature. It is also an industry with a high level of volatility that responds sensitively not only to a country’s economic conditions and international financial trends but also to non-economic factors such as politics, society and culture.

(2)	Growth Potential of the Industry

				(Units: KRW trillions, %)
Type		March 2017	End of 2016	End of 2015	End of 2014	End of 2013
Stock Index	KOSPI	2,160.2	2,026.4	1,961.3	1,915.6	2,011.3
	KOSDAQ	619.2	631.4	662.4	543.0	500.0

Aggregate market capitalization	Amount	1,602.0	1,510.0	1,441.7	1,331.8	1,305.3
	Increase Rate	6.09	4.73	8.25	2.03	3.3

Trading Value	Amount	461.6	1,947.6	2,177.3	1,446.8	1,436.7
	Increase Rate	—	(10.54)	50.5	0.7	(16.7)

1.	Based on statistical data from the Korea Exchange
2.	Aggregate market capitalization and trading value are calculated by adding KOSPI and KOSDAQ amounts.

(3)	Seasonality and Characteristics of Economic Changes

•	Generally, the stock market adjusts approximately six months earlier than the economy. Seasonal effects on stock prices exist but have not been clearly substantiated.

B.	Domestic and International Market Conditions

•	The impact on the market due to a series of global events at the beginning of this year, including diplomatic friction with China surrounding the deployment of the THAAD missile system, geopolitical risks from North Korean nuclear tests and concerns regarding the U.S. interest rate hikes, has remained rather limited. Instead, expectations for better earnings mainly driven by the IT industry led by Samsung Electronics have grown stronger, resulting in a stock market rally. KOSPI is approaching historic highs, and further increases are expected given positive global financial market conditions and improved investor sentiment.

•	Meanwhile, in response to the government’s policy aimed at fostering mega-size investment banks, competition among financial investment companies that offer a comprehensive range of investment services (especially large securities firms with capital of KRW 4 trillion or more) is expected to intensify, starting with note issuance services.

[Market Conditions for Subsidiaries]

Company Name	Description
KBFG Securities America Inc. (KB Securities’ local subsidiary in New York).	–	New York, which is also referred to as the capital of the global economy, is the economic center of the United States. A number of financial institutions have established and are operating their main branches in New York where major stock exchanges, including the NYSE, NASDAQ, CME and Group, are located.
–

On the strength of sophisticated pension funds and a culture of collective investments, hedge funds that implement diverse strategies in partnership with large management companies are actively participating in the market, and such institutions are also active in the Korean market.

Company Name	Description
KB Securities Hong Kong Ltd. (KB Securities’ local subsidiary in Hong Kong)	–	Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. Many financial institutions from around the world are operating in Hong Kong.
	–	In particular, Hong Kong is expected to show a good growth rate due to its geographical advantage as an advance post for entry into Asia, including China and the adjacent nations in Southeast Asia.
Hyundai Savings Bank	–

In recent years, competition in the home loan and mortgage loan markets has intensified due to entries into the savings bank sector by lenders and foreign capital, which has resulted in shift in the competitive landscape.

–

Hyundai Savings Bank is actively pursuing mid-range interest rate loan operations and is currently implementing business strategies such as development of products in line with market changes, strengthening sales channels and optimizing asset portfolios in order to gain a competitive advantage.

	–	The savings bank industry is currently under strengthened regulation and stricter policies due to rapid growth in household debt.

(3)	Market Share Trends

[Market share in terms of brokerage commissions]

					(Units: KRW millions, %)
Name of Company	Jan. 1 – Dec. 31, 2016		Jan. 1 – Dec. 31, 2015		Jan. 1 – Dec. 31, 2014		Jan. 1 – Dec. 31, 2013
	Amount	Share	Amount	Share	Amount	Share	Amount	Share
KB Securities (former Hyundai Securities)	228,863	7.39	292,411	7.46	188,878	6.67	144,286	6.73
Samsung Securities	251,241	8.11	307,165	7.84	232,713	8.22	160,536	7.48
NH Investment & Securities	275,885	8.90	342,385	8.73	201,632	7.12	156,099	7.28
Mirae Asset Daewoo Securities (former Daewoo Securities)	334,384	10.79	328,081	8.37	209,920	7.41	157,689	7.35
Korea Investment & Securities	184,968	5.97	235,737	6.01	187,716	6.63	146,960	6.85
Mirae Asset Securities	—	—	102,693	2.62	69,467	2.45	53,119	2.48

1.	Based on statistical data of stock brokerage commissions from the Financial Statistical Information System
2.	Data for KB Securities and Mirae Asset Daewoo Securities are based on data for the former Hyundai Securities and the former Daewoo Securities, respectively.

(4)	Applicable Laws and Regulations

Overall Financial Investment Industry	KCC, Civil Code, FSCMA, Act on Real Name Financial Transactions and Confidentiality, Regulations on Financial Investment Services, Regulations on Issuance and Public Disclosure, Etc. of Securities
Taxation	Income Tax Act, Corporate Tax Act, Act on Special Rural Development Tax, Restriction of Special Taxation Act, Securities Transaction Tax Act
International	Foreign Exchange Transactions Act, Foreign Investment Promotion Act
Others	Act on External Audit of Stock Companies, Monopoly Regulation and Fair Trade Act, Act on the Guarantee of Workers’ Retirement Benefits

C.	Market Competition Factors

(1)	Competition Factors

•	Competition for financial investment companies is based on the FSC’s categorization of authorized business operations.

•	The government’s plan to foster mega-investment banks includes allowing note issuance services to a financial investment company with capital of KRW 4 trillion or more and allowing investment management account (“IMA”) services to securities companies with capital of KRW 8 trillion or more.

•	Competition factors related to customer satisfaction include development and provision of differentiated financial products and services, timeliness of market forecasts and expedient handling of work.

(2)	Competitive Strengths and Weaknesses of the Company

•	Competitiveness of a traditional brokerage firm as well as high ranking in the industry in terms of commission income

•	Rapid growth of investment banking operations through underwriting of large real estate financing projects

•	Stable performance of subsidiaries, including the savings bank.

•	Increased synergies from collaboration between securities companies and banks

(3)	Major Means for the Company to Acquire Competitive Advantage

•	As a part of the government’s plan to foster mega-size investment banks, starting in 2017, securities companies with capital of KRW 4 trillion or more will be allowed to provide new services (note issuance services, foreign currency exchange services and brokerage of non-listed stock), and securities companies with capital of KRW 8 trillion or more will be allowed to provide IMA services. Accordingly, given that KB Securities has capital of KRW 4 trillion or more, the Company plans to not only focus on gaining a lead in services permitted to mega-size investment banks but also further strengthen high-margin new investment banking services utilizing its capital and investment expertise in areas such as real estate financing based on real estate deals, domestic and global M&A deal financing and corporate lending.

•	The Company plans to actively invest in the expansion of its asset management business, particularly with a focus on FinTech approaches such as non-face-to-face channels and robo-advisors. In addition, the Company plans to provide creative and innovative robo-advisor platforms to stay ahead in its competition with conventional banks and support offline asset management services (similar to private banking services) to its non-face-to-face channel customers in order to expand the scope of its asset management services provided to customers of all financial sectors. Moreover, the recent rise in the stock market presents an opportunity for the Company, which traditionally has been strong in brokerage services, to pursue improved retail performance and growth in assets, which will help further enhance the competitiveness of its asset management services.

2)	Asset Management Industry

The asset management industry develops products in accordance with the needs of investors and provides stable investment income for investors through professional management.

Recently, the asset management industry has experienced continuous decreases in equity funds, primarily due to the slowdown in the domestic and global economy, which has led to declines in operating profit. In response, the industry has been developing and introducing moderate risk / moderate return products for investors who prefer stable assets. Furthermore, various measures for revitalizing the public fund market are being discussed, and recently, there have been efforts to expand revenue generating opportunities, including through adoption of asset management globalization strategies, in connection with which MOUs have been executed with leading overseas asset management companies.

As of end of the first quarter of 2017, the industry’s total asset balance was KRW 488 trillion, a 3.4% increase from the end of 2016, primarily due to increases in money market funds (13.1%), reflecting the relative lack of investment opportunities, as well as increases in special asset funds (9.5%) and real estate funds (7.8%), as they are being recognized as alternative investments products with reasonable risk levels that offer returns exceeding prevailing interest rates in the context of a weak stock market, low interest rate levels and limited income generation opportunities in the capital markets. Conversely, equity funds decreased by KRW 4.5 trillion (-6.1%) compared to the previous year, due to increases in redemptions to take advantage of the higher KOSPI.

3)	Real Estate Trust Industry

The upward cycle of the housing sector has been slowing down due to government policies such as strengthening of regulations regarding collective loans for residential development projects and household debt control as well as concerns over housing oversupply including increases in the number of new apartment complexes. Accordingly, compared to the end of last year, the number of housing permits and pre-sales have decreased. Demand for real estate trust products continues to increase with expansion in trust base and the need to eliminate developer risk and to finance real estate development projects. However, because late-comer real estate trust companies have been competing in fees, trust fee rates have been falling.

The market size of the non-leveraged trust products (management trust of land, collateral or for management, disposal or sales of property; administrative processing agent and consulting service) remains stagnant, but because the Company started to provide completion guarantee management land trusts, the market size of management-type land trusts has significantly increased compared to the same period of the previous year.

Trust companies are realizing profits from REITs as demand for indirect real estate investment products increased as a result of growing competition among trust companies and changes in the needs of customers. Since March 2016, due to the amended “City and Residential Environment Redevelopment Law,” real estate trust companies are permitted to participate in maintenance projects, including redevelopment and reconstruction. Thus, the Company is actively participating in the maintenance industry by newly establishing and operating a unit related to urban redevelopment.

In order to actively respond to the changing market conditions and to increase profits, the Company improved its internal regulations and systems and is seeking to increase market dominance by developing new products, strengthening its business network and enhancing customer satisfaction. Accordingly, the Company maintains a leading position in the industry (as of March 2017) in terms of low-risk, non-leveraged land trust contract fees, and the top position in the industry in terms of total assets under management (KRW 22.1 trillion) as of the end of 2016.

4)	Venture Capital and Private Equity Industry

As of December 2016, a total of KRW 2,150.3 billion in new venture capital was invested in 1,191 companies, which was an approximately 3% increase in invested amount compared to the previous year. A total of 120 venture investment partnerships were newly established, amounting to a total of KRW 3,199.8 billion in 2016. As of end of the first quarter of 2017, new venture investment during the previous three quarters was a total of KRW 397.4 billion in 297 companies, which represents a 4.6% increase in terms of investment amount compared to the same period of the previous year, and a total of 24 new venture investment partnerships totaling KRW 667.2 billion of investment amount were established. Currently, 118 venture capital firms are registered and in operation, which represents a decrease of two companies compared to the end of 2016. Private sector capital inflows to the venture capital sector are expected to increase due to the small- and medium-sized venture company fostering plan that provides tax benefits to regular companies making venture investments. However, restructuring of the shipping and maritime industries, U.S. interest rate increases and Brexit have raised economic uncertainties, which have led to a weak KOSDAQ market, placing a burden on the overall venture capital industry.

(5)	Insurance Industry

In 2016, the life insurance industry recorded a net profit of KRW 2,693.3 billion, which represents a decrease of KRW 896.5 billion compared to the previous year, mainly due to an increase in operating losses resulting from increases in claims and benefit payments that outpaced the growth in premium income, coupled with stagnant operating income from investing activities due to provisioning expenses related to meat-secured loan fraud.

The life insurance industry faces increasing risk management burdens amidst unstable market conditions, including a shift towards a rising interest rate environment and weak consumer sentiment. Efforts to secure higher levels of financial soundness are also required in preparation for the implementation of IFRS17 and the new risk-based capital (RBC) system.

Also, the life insurance industry is expected to improve information services to customers, including the implementation of an enhanced notification system for policyholders before and after the expiration of their insurance policies, in order to promote the interest of consumers and enhance the credibility of the insurance industry. In addition, improvements made to the “happy call” program are expected to reduce instances of mis-selling of insurance products. Moreover, the wide range of products that offer both price competitiveness and convenience, such as the light-premium medical expense insurance, which reduces a policyholder’s burden on premium payments, is expected to further broaden consumers’ options.

With various changes both internal and external expected to have a significant impact on the business environment of the insurance industry, including the acceleration of conversion between IT and traditional businesses, the life insurance industry is expected to continue its search for new growth opportunities based on differentiated strategies and products.

(6)	Credit Finance Industry (Excluding Credit Cards)

1)	Characteristics

The credit finance industry consists of four segments: equipment rental services, credit card services, installment loan services and new technology project financing services. Although the credit finance industry does not engage in deposit-taking, it provides credit through direct and indirect financing. Due to the change in the industry entry/exit criteria from an approval-based system to a registration-based system (other than for the credit card segment), participants may freely engage in credit finance services as long as they meet the requirements for funding and major shareholding. The credit finance industry also serves as a bridge between the real economy and finance as it engages in finance that is directly connected to cash transactions and therefore is relevant to the real economy.

2)	Characteristics of the Segments and Growth Potential

•	Lease Financing

Leasing refers to financing of physical assets where a business entity specializing in leasing purchases certain equipment, rents the equipment to a user for a certain period of time and charges a fee for the use of the equipment (rental fees). The Specialized Credit Financial Business Act defines lease financing as a financing business where a party who acquires or rents a specific item allows another party to use the item for a certain period of time, during which the first party receives payments in regular installments. The method of disposal of the item after the termination of the lease period is governed by the contract between the parties.

In Korea, since the advent of the lease financing industry in the early 1970s, it provided a foundation for economic growth by supporting facilities investment by businesses in the 1980~90s, as well as providing funding for certain specialized industries, such as shipping, aircraft and construction equipment.

Since the Asian financial crisis, demand for business leases decreased primarily due to decreases in facilities investment, a prolonged period of low interest rates and the strengthening of lease accounting standards. Lease products shifted to include consumer goods such as cars. Recently, however, construction machinery, such as large-sized cranes, and high-priced medical equipment for large-sized hospitals have been supplied via leases.

Although lease financing has contributed to industrial development by facilitating the supply of movable equipment and machinery, in order for the lease financing industry to continue to develop demand and generate sources of income, it is expected to engage in real estate leases and other new businesses.

•	New Technology Business Financing

New technology business financing provides long-term financing based on equity participation by identifying areas that lack investment due to high risks. It also provides opportunities to generate high returns through adding value via management and technical guidance. Another characteristic of the industry is the relatively wide fluctuations in profits depending on conditions in the stock market. In the domestic financial market, methods for redeeming investments are limited (with the exception of IPOs), but venture investments are expected to continue for businesses with growth potential. In addition, new technology business financing can support discovery of promising small- and medium-sized venture companies that can become banking customers, promote the establishment of investment collectives and revitalize business restructurings, including through M&A transactions.

•	Installment Financing

Installment financing is a system whereby a consumer who wishes to purchase high-priced durable consumer goods (such as cars and appliances) or a home that is difficult to purchase in a single lump sum payment receives the funds to complete the purchase from an installment financing company. The installment financing company contracts with consumers who meet its credit requirements to lend the funds necessary for purchases on the condition that the consumers pay the installment financing company a commission and redeem both the principal and interest in installments.

The installment financing market, unlike the lease financing market, developed around consumer goods. Initially, installment financing revolved around housing related finance. However, due to the increase in funding costs and the increase in mortgage loans by banks, competitiveness in the housing market decreased and installment financing companies shifted towards automobile installment financing.

Asset soundness is more favorable in installment financing than in credit-based loans primarily due to the specified use of proceeds of the financing provided and the establishment of a security interest on the relevant goods. However, installment financing and credit-based lending are similar in that both are conditioned on creditworthiness. Funding capabilities and debt collection are important for success in the installment financing industry.

Overview of finance companies specializing in credit

(As of March 31, 2017)
Category	Company Name
Installment Finance Companies (22)	SPC Capital, Eco Capital, JB Woori Capital, JM Capital, Dongbu Capital, Donghwa Capital, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Scania Finance Korea, Aju Capital, RCI Financial Services Korea, SY Auto Capital, NH Capital, Welrix Capital, JT Capital, Doosan Capital, Cosmo Capital, Hana Capital, Heidelberg Print Finance Korea, KAIC Capital, Hyundai Capital

Lease Finance Companies (25)	BNK Capital, DGB Capital, HP Financial, KB Capital, DLL, Deutsch Financial, Lotte Auto Lease, Moorim Capital, BMW Financial Services Korea, KDB Capital, Star Financial Services Korea, Shinhan Capital, CNH Lease, CXC Investment & Credit Capital, Acuon Capital, AJ Investment Partners, Orix Capital, OK Capital, JD Finance, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, Hyosung Capital

Category	Company Name
Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card

New Technology Business Finance Companies (31)	W Investment Finance, Metavest, Nvestor, WidWin Investment, KClavis Investment, KT Investment, IBK Capital, NHN Investment, Nau IB Capital, Nongshim Capital, Mega Investment, Mirae Asset Capital, Mirae Equity Partners, Samsung Venture Investment, Synergy IB Investment, Aju IB Investment, Ace Investment & Finance, MK Investment, Woori Technology Investment, Genitas, Gemini Investment, Axis Investment, G&B Investment, Ubiquitous Investment, EN Investment, Korea Omega Investment Finance, Q Capital Partners, Tigris Investment, POSCO Technology Investment, HBIC

Source: Financial Statistics Information System of the FSS

3)	Related Laws and Government Regulations

[Principal Laws and Supervisory Regulations]

•	Specialized Credit Financial Business Act, its enforcement decree, its enforcement rules

•	Supervisory Regulations Regarding the Specialized Credit Financial Business, its enforcement rules

[Main Contents]

•	Limits on total asset to equity capital: within 10 times equity capital

•	Limits on real estate investment for business purposes: within 100% of equity capital

•	Credit limits on affiliated companies: within 100% of equity capital

•	Adjusted capital adequacy ratio: over 7%

•	KRW liquidity ratio: over 100%

(7)	Savings Bank Industry

Savings banks are established pursuant to the Mutual Savings Bank Act, which was enacted in August 1972 for the purpose of promoting financial convenience for the working class and small scale businesses, contributing to the development of local communities and increasing the savings of the middle class and working class. As secondary financial institutions, savings banks mainly engage in deposit-taking and loans. With the change in name to savings bank in March 2002, the external credibility of savings banks has improved, and savings banks have become representative financial institutions serving the needs of the working class.

In the context of the restructuring of the savings bank industry in recent years, it is expected that differentiation in regulations and controls based on the size of capital reserve and asset quality will increase. Voluntary efforts are being made to improve performance through M&A transactions and enhancement of asset quality, and overall improvements in operating conditions are expected in the industry due to supportive policy measures, such as the easing of business requirements by the government and financial authorities. In response to the challenges of the changing business environment, the savings bank industry is seeking opportunities for growth as financial institutions for the working class by developing new business models and securing asset soundness.

(8)	IT Services Industry

1)	Characteristics, Growth Potential, Economic Fluctuations, Seasonality of the Industry

•	Characteristics

The IT services industry is often referred to as the engine driving the national economy in the information age, due to its role of enhancing overall national productivity by enhancing the business management capabilities of companies, the government and groups, which are the main economic participants, through information technology consulting and the establishment of IT systems. The IT services industry focuses more on knowledge, and its growth rate is faster, than other industries, and therefore, its need for academic and technological knowledge and information is substantial. The IT services industry consists of the following three main domains:

IT Consulting. The IT consulting business collects and analyzes corporate data, including human and material resources data, establishes systems and provides advice after considering information regarding recent usage and the current status of technological resources. The scope of such services includes enhancement of operations through IT systems, monitoring of efficiency of systems and managing/maintaining systems. Consulting also includes management of IT projects, review of system suitability and safety, mediation between programmers and client demands and managing various matters for efficient and productive operation of IT systems.

Systems Integration. Systems integration is a comprehensive service that equips a company with the new IT systems necessary to achieve the company’s business goals. Systems integration is a representative domain of the IT services industry and includes IT system design, construction, testing and safety management. Through comprehensive analysis of the objectives and characteristics of computer systems, including hardware, software, programmers and network infrastructure, systems integration provides optimal solutions and enhances existing IT systems.

IT Outsourcing. IT outsourcing is the outsourcing of IT services, in whole or in part, to IT service companies for effective and stable management/maintenance of the IT system established through systems integration. In an environment with complex IT technologies and various customer demands, IT outsourcing promotes improvements in major customer services, while securing IT system safety and reductions in IT management costs.

•	Growth Potential

While stagnation is expected to continue in the domestic IT industry due to decreased production and exports, the software sector is expected to grow continuously at an even pace. In particular, advances in the ICT convergence market is expected to result in growth in sectors relating to the internet of things, cloud computing, big data and mobile networks, thus leading the development of the IT services industry.

•	Economic Fluctuations and Seasonality

Operations relating to finance are sensitive to economic fluctuations as they are directly impacted by changes in the economy. For example, demand for new IT development naturally decreases during economic downturns.

The IT industry is also impacted by seasonal changes as most companies execute their budget for new IT operations in the second half of the year, which, in turn, generally results in highest revenues in the fourth quarter.

2)	Domestic and Overseas Market Conditions (market stability, competition and market share trends)

•	Stability

While stagnation is expected in the domestic IT industry due to decreased production and exports, the software sector is expected to grow continuously at an even pace. The IT service industry faces pressures for adjustments and is expected to maintain stagnation or low growth.

•	Competition

Market shares of large conglomerates are limited due to the government’s restrictions on the participation of conglomerates in public software projects. This has led to increased market share of medium-sized firms. However, the government’s recent approval of partial participation of conglomerates, through the introduction of certain exceptions to such restrictions, will likely increase participation by large conglomerates. This, in turn, is expected to lead to increased competition among conglomerates and among medium-sized firms.

•	Market Share

Three IT service companies, with large sizes and multiple affiliates, account for more than 70% of the market. The decrease in IT investments following the delayed economic recovery has increased the need for such IT service companies to procure customers outside their affiliated groups, thereby increasing competition among such companies to maintain their market shares.

3)	Market Competition Factors and Strengths and Weaknesses of the Company

Securing professional human resources with diversified knowledge is a crucial factor in increasing competitiveness in the IT industry, which faces various client demands and rapid technological developments. The importance of providing satisfactory results within the time period requested by the customer is becoming ever greater, and the capability to provide high-quality services without defects is becoming the standard in differentiating the top companies of the IT industry. In addition, significant emphasis is placed on the ability to provide risk management systems that can respond to crisis situations while protecting client information.

The Company has specialized in finance-related IT services for the past 20 years and has accumulated business expertise and trust through successful execution of numerous projects. In particular, it has produced high-quality results in response to specific client demands in the rapidly changing financial environment through its intimate understanding of the financial industry. In addition, the Company proactively acquires new technologies and systematically manages human resources, allowing for a swift internalization of the latest IT technology. Furthermore, it provides high quality IT services through thorough quality management. Its preemptive risk management measures also include protection of client information by eliminating risks in advance and strengthening of security.

4)	Major Means for the Company to Acquire Competitive Advantage

•	Securing quality human resources and efficient human resources management

Securing quality human resources is crucial in the knowledge-intensive IT services industry. Efficient management of human resources is important as well, as accumulated technological expertise is a factor in measuring business capacity. The Company operates a training program in order to systematically manage the IT and finance expertise it has accumulated as a result of its specialization in finance-related IT. It also operates a system whereby knowledge acquired through projects can be shared among employees through its knowledge management system and can in turn be applied promptly to other projects.

In addition, the Company seeks to proactively recruit talent, including through the provision of employment opportunities to employees of subcontractors with superior technology.

•	Expand strategic partnerships with advanced IT companies

The technology used by IT service companies is mostly owned by global IT companies like IBM and HP. Accordingly, the Company is increasing efforts to enhance its technological capabilities through strategic partnerships with such companies. The Company is also seeking to expand its market share through collaboration with major domestic IT service companies.

•	Discovery of new growth areas

A full-scale IT convergence is expected primarily due to the obscuring of industrial boundaries and efforts to seek growth via IT, in addition to governmental regulatory reforms and diversified customer demands. It is anticipated that IT demand for FinTech, which is expected to lead financial innovation, will increase, while the importance of mobile-related technologies will grow due to the establishment of internet-only banks.

In addition, similar to the mobile market, the importance of security risk management will be amplified. Accordingly, the Company is pursuing a two-track strategy whereby it provides IT services to affiliates within the Company, including necessary technical support for mobile services and security enhancement, while also seeking to develop proprietary solutions that can lead to new business opportunities

B.	Overview and Outlook of New Businesses (If New Businesses Have Been Initiated or Resolved by the Board of Directors during the Disclosure Period)

[Group]

On May 31, 2016, the Company entered into a share purchase agreement to purchase 53,380,410 shares of Hyundai Securities (representing 22.56% of the outstanding shares of Hyundai Securities) for KRW 1,242,594 million. On June 28, 2016, the Company acquired 16,715,870 treasury shares of Hyundai Securities (representing 7.06% of the total issued shares of Hyundai Securities) for KRW 107,256 million. Following the acquisition, the total number of shares of Hyundai Securities owned by the Company was 70,096,280 shares, representing 29.62% of the total issued shares of Hyundai Securities. On August 2, 2016, the Company’s board of directors resolved to conduct a stock swap between KB Financial Group and Hyundai Securities, followed by the execution of a stock swap agreement. On October 4, 2016, the stock swap between KB Financial Group and Hyundai Securities was approved by the extraordinary meeting of shareholders of Hyundai Securities, and the stock swap was completed on October 19. Hyundai Securities was delisted from the Korea Exchange on November 1, 2016 and became a wholly-owned subsidiary of KB Financial Group. On December 30, 2016, KB Investment Securities and Hyundai Securities merged to become the post-merger KB Securities.

On June 27, 2014, the Company entered into a share purchase agreement to acquire shares of LIG Insurance and on December 24, 2014, it obtained approval from the FSC to add LIG Insurance as a subsidiary. On March 26, 2015, the Company amended the terms of the share purchase agreement relating to the acquisition of shares of LIG Insurance. On June 18, 2015, the Company obtained approval from the Board of Governors of the Federal Reserve Board of the United States to become a U.S. financial holding company and added KB Insurance as a non-consolidated subsidiary on June 24, 2015.

[KB Kookmin Card]

KB Kookmin Card is seeking to enter the local automobile installment financing market in Laos, and on February 8, 2017, contributed 29% of the capital in KB KOLAO Leasing, a new local corporate entity.

[KB Capital]

On March 20, 2014, in order to establish a “full line-up” for retail finance operations, KB Financial Group acquired Woori Financial from Woori Finance Holdings and added it as a subsidiary. Subsequently, Woori Financial changed its name to KB Capital. KB Capital will continue to strengthen its competitiveness as a specialized credit company by further developing new sources of income. In February 2017, as its first overseas expansion project, KB Capital established a new corporate entity named KB KOLAO Leasing to pioneer the local installment financing market in Laos.

In addition, in June 2016, upon analyzing big data relating to used cars traded in Korea, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform for used cars, through which it provides a differentiated approach to consumer protection in the used car financing market, and has been using the platform to provide differentiated service to protect the interests of consumers in the used car financing market.

KB Capital is currently preparing and implementing projects to upgrade its IT system in anticipation of the rapidly changing financial market and the upcoming so-called “4th industrial revolution.” In addition to the Laos local subsidiary, the Company is reviewing plans to expand further into overseas markets, and the Company plans to enter into business alliances to explore future growth engines, such as electric vehicles and car sharing services.

2.	Business Operations

[Group]

A.	Overview of Business Operations

Recently, KB Financial Group has faced challenges in profitability and risk management primarily due to low interest rates, a significant increase in household debt and increased volatility in the global financial markets. However, all employees sought to defend against deterioration in its business capabilities, including through continuous efforts to improve its credit portfolios and efficient enhancement of personnel structure. In June 2015, the Company added KB Insurance as a non-consolidated subsidiary, thereby building the foundation to provide comprehensive financial services, including maritime/fire, automobile, and health insurance, and thus secured differentiated market competitiveness. In May 2016, the Company acquired Hyundai Securities, a company with strengths in asset management and investment banking and the Company is continuously striving to become a leading financial company that is trusted by customers.

B.	Types of Business

The Company’s twelve main subsidiaries play leading roles in terms business operations in the banking, credit card, financial investment and insurance industries.

Business	Business Description	Name of the Affiliate
Banking	Lending and deposit-taking activities and ancillary services	Kookmin Bank
Specialized credit finance	Credit cards, short-term credit card loans (cash advance), credit card loans and ancillary services	KB Kookmin Card
	Credit finance service, including leasing, installment financing, lending and ancillary services	KB Capital
Financial investment	Securities dealing, securities brokerage, collective investment and ancillary services	KB Securities KB Asset Management KB Real Estate Trust KB Investment

Insurance	Insurance business and ancillary services	KB Insurance KB Life Insurance

Savings bank	Lending and deposit-taking activities for small- and medium-sized enterprises and the working class pursuant to the Mutual Savings Bank Act	KB Savings Bank

Others	Support for business operations above, including credit check, debt collection and maintenance of computer equipment and systems	KB Credit Information KB Data System

C.	Funding and Fund Management

(1)	Funding

								(Units: KRW millions, %)
Classification	Funding Source	1Q 2017			2016			2015
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Deposits	216,206,440	1.22	58.59	207,194,480	1.32	60.76	193,725,814	1.69	62.62
	Certificates of deposit	2,479,127	1.48	0.67	3,386,647	1.65	0.99	3,645,078	1.92	1.18
	Borrowings	8,093,420	1.42	2.19	6,803,292	1.54	2.00	5,709,025	1.88	1.85
	Call money in local currency	2,234,283	1.24	0.61	1,414,780	1.35	0.41	2,009,387	1.66	0.65
	Debentures	32,145,683	2.27	8.71	30,075,804	2.49	8.82	27,365,637	2.78	8.85
	Others	12,962,030	1.37	3.51	7,700,215	1.45	2.26	4,763,806	2.03	1.53

	Subtotal	274,120,983	1.36	74.28	256,575,218	1.47	75.24	237,218,747	1.83	76.68

Foreign currency funds	Deposits	9,593,775	0.75	2.60	8,713,640	0.53	2.56	6,183,499	0.52	2.00
	Borrowings	6,071,006	0.96	1.65	5,644,047	0.78	1.66	6,121,121	0.46	1.98
	Call money in foreign currencies	1,181,174	1.09	0.32	1,161,517	0.72	0.34	1,007,103	0.28	0.33
	Debentures	3,135,950	2.69	0.85	4,139,036	2.55	1.21	3,520,324	3.00	1.14
	Others	307,969	0.52	0.08	222,098	0.94	0.06	163,462	1.31	0.05

	Subtotal	20,289,874	1.13	5.50	19,880,338	1.04	5.83	16,995,509	1.01	5.50

Other	Total capital	32,014,587	—	8.68	30,308,008	—	8.89	28,252,594	—	9.13
	Provisions	636,668	—	0.17	748,594	—	0.22	787,604	—	0.25
	Others	41,978,626	—	11.37	33,476,080	—	9.82	26,126,546	—	8.44

	Subtotal	74,629,881	—	20.22	64,532,682	—	18.93	55,166,744	—	17.82

Total		369,040,738	—	100.00	340,988,238	—	100.00	309,381,000	—	100.0

1.	Based on K-IFRS consolidated financial statements
2.	Deposits = deposits received in local currency – checks for deposit – deposit reserves
Checks for deposit = total checks – checks for repayment of overdrafts

(2)	Fund Management Performance

								(Units: KRW millions, %)
Type	Managed Item	1Q 2017			2016			2015
		Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share	Average Balance	Interest Rate	Share
Funds in local currency	Deposits	5,255,200	1.42	1.42	6,075,873	1.52	1.78	7,197,739	1.83	2.33
	Marketable securities in local currency	69,748,920	2.24	18.90	55,999,995	2.12	16.42	45,372,914	3.22	14.67
	Loans in local currency	236,350,674	3.21	64.04	225,153,667	3.15	66.03	207,499,414	3.48	67.07
	Guarantee payments	15,604	1.07	—	28,005	1.16	0.01	32,644	1.19	0.01
	Call loans	203,794	1.31	0.06	399,843	1.43	0.12	314,179	1.79	0.10
	Private placed bonds	1,505,048	4.68	0.41	1,081,692	3.99	0.32	830,676	3.81	0.27
	Credit card	14,013,199	8.59	3.80	12,823,200	8.66	3.76	11,904,279	9.03	3.85
	Other	4,406,011	3.93	1.20	5,061,229	4.96	1.48	7,154,906	5.15	2.31
	Bad debt expense in local currency (-)	(2,176,652)	—	(0.59)	(2,182,313)	—	(0.64)	(2,316,563)	—	(0.75)

	Subtotal	329,321,798	3.24	89.24	304,441,191	3.21	89.28	277,990,188	3.70	89.86

Funds in foreign currencies	Deposits in foreign currencies	2,841,916	0.83	0.77	2,553,722	0.75	0.75	1,782,048	1.12	0.58
	Securities in foreign currencies	4,977,901	2.47	1.35	3,792,545	2.61	1.11	1,285,058	2.06	0.42
	Loans	7,602,859	2.03	2.06	8,125,102	1.76	2.38	9,009,829	1.52	2.91
	Call loans in foreign currencies	2,403,440	1.15	0.65	2,220,839	0.65	0.65	1,435,461	0.33	0.46
	Bills bought	2,597,486	1.54	0.70	2,768,692	1.30	0.81	2,728,557	1.10	0.88
	Bad debt expense in foreign currencies (-)	(168,368)	—	(0.05)	(328,130)	—	(0.10)	(234,422)	—	(0.08)
	Other	64,572	—	0.02	24,789	—	0.02	3,143	—	—

	Subtotal	20,319,806	1.84	5.50	19,157,559	1.64	5.62	16,009,674	1.37	5.17

Other	Cash	1,736,407	—	0.47	1,724,701	—	0.51	1,715,237	—	0.55
	Property and equipment for business purposes	4,395,693	—	1.19	3,464,031	—	1.02	3,230,133	—	1.04
	Other	13,267,034	—	3.60	12,200,756	—	3.57	10,435,768	—	3.38

	Subtotal	19,399,134	—	5.26	17,389,488	—	5.10	15,381,138	—	4.97

Total		369,040,738	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

1.	Based on K-IFRS consolidated financial statements.
2.	Deposits in local currency = deposits in local currency – deposit reserves
3.	Cash = cash – total checks
4.	Loans in local currency = loans in local currency + checks for repayment of overdrafts

D.	Scope of Business of the Group

		(Unit: KRW millions)
	1Q 2017	2016	2015
Type	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	18,934,003	17,884,863	16,316,066
Financial assets at FVTPL	28,185,566	27,858,364	11,174,064
Derivative financial assets	2,486,555	3,381,935	2,278,112
Loans	267,515,181	265,486,134	245,005,370
Financial investments	45,103,344	45,147,797	39,136,759
Investments in associates	1,802,512	1,770,673	1,737,840
Property and equipment	3,561,443	3,627,268	3,287,383
Investment property	721,832	755,011	211,815
Intangible assets	653,215	652,316	466,828
Current income tax assets	96,620	65,738	18,525
Deferred income tax assets	27,404	133,624	8,373
Assets held for sale	87,777	52,148	48,628
Other assets	11,714,025	8,857,785	9,375,704

Total assets	380,889,477	375,673,656	329,065,467

1.	Based on K-IFRS consolidated financial statements

E.	Results of Operations of the Group

	(Unit: KRW millions)
Type	For the three months ended	For the year ended	For the year ended
	March 31, 2017	December 31, 2016	December 31, 2015
Net interest income	1,726,353	6,402,529	6,203,199
Interest income	2,603,810	10,021,882	10,375,823
Interest expense	(877,457)	(3,619,353)	(4,172,624)
Net fee and commission income	520,638	1,584,892	1,534,983
Fee and commission income	939,078	3,150,877	2,971,095
Fee and commission expense	(418,440)	(1,565,985)	(1,436,112)
Net gains on financial assets/liabilities at FVTPL	241,286	(8,768)	359,727
Net other operating expenses	(179,322)	(533,711)	(715,960)
General and administrative expenses	(1,167,221)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	1,141,734	2,216,231	2,858,365
Provision for credit losses	(254,894)	(539,283)	(1,037,231)
Net operating profit	886,840	1,676,948	1,821,134

1.	Based on K-IFRS consolidated financial statements

F.	Business Segment Information of the Group

The Company organizes its business segments as follows, based on the characteristics of its products, services and customers and its organizational structure.

Segment		Business
Banking	Corporate Banking	Loans and deposits of large corporate, small- and medium-sized enterprise, and SOHOs and related services
	Household Banking	Loans and deposits of retail customers and related services
	Others	Investments in marketable securities and derivative products, funding and other support services
Credit Card		Sales on credit, cash services, card loans and related services
Securities		Trading of marketable securities, brokerage, underwriting and related services
Insurance		Insurance business and related services

Business segment information of the consolidated Company for the current quarter and the previous quarter is as follows.

								(Unit: KRW millions)
Type	1Q 2017
	Banking				Credit Card	Securities	Life Insurance	Others	Consolidation Adjustments	Total
	Corporate	Household	Others	Total
Operating income from external customers	395,380	467,711	721,218	1,584,309	328,473	255,930	49,771	90,472	—	2,308,955
Operating income from inter-segment	(4,676)	—	41,572	36,896	(35,906)	3,936	(11,768)	43,665	(36,823)	—

Sub-total	390,704	467,711	762,790	1,621,205	292,567	259,866	38,003	134,137	(36,823)	2,308,955

Net interest income	589,015	630,619	44,592	1,264,226	262,072	68,902	53,608	74,811	2,734	1,726,353
Interest income	831,787	947,830	193,000	1,972,617	323,626	116,354	53,615	138,366	(768)	2,603,810
Interest expense	(242,772)	(317,211)	(148,408)	(708,391)	(61,554)	(47,452)	(7)	(63,555)	3,502	(877,457)
Net Fee income	63,311	168,490	77,305	309,106	44,032	114,447	(732)	57,901	(4,116)	520,638
Fee income	76,147	174,196	116,217	366,560	443,509	133,957	17	66,984	(71,949)	939,078
Fee expense	(12,836)	(5,706)	(38,912)	(57,454)	(399,477)	(19,510)	(749)	(9,083)	67,833	(418,440)
Net gains on financial assets/liabilities at FVTPL	(1,755)	—	(1,192)	(2,947)	—	233,665	2,510	6,879	1,179	241,286
Other operating income	(259,867)	(331,398)	642,085	50,820	(13,537)	(157,148)	(17,383)	(5,454)	(36,620)	(179,322)
General administrative expenses	(122,241)	(263,211)	(454,068)	(839,520)	(97,137)	(164,549)	(22,099)	(65,932)	22,016	(1,167,221)
Operating income before provision for credit loss	268,463	204,500	308,722	781,685	195,430	95,317	15,904	68,205	(14,807)	1,141,734
Provision for credit loss	(118,153)	(32,847)	3,980	(147,020)	(86,532)	(13,489)	341	(8,280)	86	(254,894)
Operating profit	150,310	171,653	312,702	634,665	108,898	81,828	16,245	59,925	(14,721)	886,840
Profit (loss) from investment in associates	—	—	9,599	9,599	(72)	(106)	—	41,503	1,526	52,450
Other non-operating profit (loss)	2,023	—	25,866	27,889	(3,457)	5,721	7	173	(4,365)	25,968
Profit (loss) before income tax	152,333	171,653	348,167	672,153	105,369	87,443	16,252	101,601	(17,560)	965,258
Income tax expense	(37,713)	(41,540)	70,561	(8,692)	(22,099)	(23,663)	(3,395)	(18,610)	(1,210)	(77,669)
Profit (loss) for the period	114,620	130,113	418,728	663,461	83,270	63,780	12,857	82,991	(18,770)	887,589
Profit (loss) attributable to parent company	114,620	130,113	418,728	663,461	83,270	63,780	12,857	65,503	(18,770)	870,101
Profit (loss) attributable to non-controlling interest	—	—	—	—	—	—	—	17,488	—	17,488

Total Assets(1)	109,998,523	121,465,609	78,681,009	310,145,141	16,391,809	33,689,660	8,969,082	37,944,186	(26,250,401)	380,889,477

Total Liabilities(1)	94,115,903	141,830,289	50,514,187	286,460,379	12,592,175	29,458,673	8,413,161	13,431,788	(1,069,016)	349,287,160

1.	Assets and liabilities of the reported segments are prior to adjustments for inter-segment transactions.

Type	4Q 2016
	Banking				Credit Card	Securities	Life Insurance	Others	Consolidation Adjustments	Total
	Corporate	Corporate	Corporate	Corporate
Operating income from external customers	427,526	543,841	362,990	1,334,357	326,262	53,804	39,173	87,087	—	1,840,683
Operating income from inter-segment	13,248	—	40,500	53,748	(55,079)	272	(7,555)	35,774	(27,160)	—

Sub-total	440,774	543,841	403,490	1,388,105	271,183	54,076	31,618	122,861	(27,160)	1,840,683

Net interest income	552,846	550,941	27,282	1,131,069	245,325	2,146	58,921	68,196	627	1,506,284
Interest income	810,457	925,572	227,043	1,963,072	321,012	11,105	58,929	115,931	(3,717)	2,466,332
Interest expense	(257,611)	(374,631)	(199,761)	(832,003)	(75,687)	(8,959)	(8)	(47,735)	4,344	(960,048)
Net Fee income	59,775	132,221	72,234	264,230	31,293	24,649	21	48,609	(645)	368,157
Fee income	72,583	150,403	92,515	315,501	385,396	26,789	21	54,749	(62,896)	719,560
Fee expense	(12,808)	(18,182)	(20,281)	(51,271)	(354,103)	(2,140)	—	(6,140)	62,251	(351,403)
Net gains on financial assets/liabilities at FVTPL	(619)	—	10,109	9,490	—	28,686	2,683	264	(2,894)	38,229
Other operating income	(171,228)	(139,321)	293,865	(16,684)	(5,435)	(1,405)	(30,007)	5,792	(24,248)	(71,987)
General administrative expenses	(178,157)	(446,860)	(240,083)	(865,100)	(89,566)	(34,381)	(22,529)	(56,990)	14,758	(1,053,808)
Operating income before provision for credit loss	262,617	96,981	163,407	523,005	181,617	19,695	9,089	65,871	(12,402)	786,875
Provision for credit loss	(74,084)	95,942	(69,271)	(47,413)	(58,098)	1,810	(257)	(15,151)	141	(118,968)
Operating profit	188,533	192,923	94,136	475,592	123,519	21,505	8,832	50,720	(12,261)	667,907
Profit (loss) from investment in associates	—	—	10,448	10,448	—	(4)	—	27,294	—	37,738
Other non-operating profit (loss)	(3)	—	15,428	15,425	1,347	(7)	94	878	(3,575)	14,162
Profit (loss) before income tax	188,530	192,923	120,012	501,465	124,866	21,494	8,926	78,892	(15,836)	719,807
Income tax expense	(45,816)	(46,687)	(21,713)	(114,216)	(29,683)	(5,543)	(2,216)	(12,648)	(1,267)	(165,573)
Profit (loss) for the period	142,714	146,236	98,299	387,249	95,183	15,951	6,710	66,244	(17,103)	554,234
Profit (loss) attributable to parent company	142,714	146,236	98,299	387,249	95,183	15,951	6,710	57,014	(17,103)	545,004
Profit (loss) attributable to non-controlling interest	—	—	—	—	—	—	—	9,230	—	9,230

Total Assets(1)	109,500,342	122,806,490	74,759,538	307,066,370	15,772,036	32,382,795	8,887,413	36,646,767	(25,081,725)	375,673,656

Total Liabilities(1)	91,685,643	140,082,958	51,972,767	283,741,368	11,807,038	28,198,439	8,337,849	12,468,290	(140,731)	344,412,253

1.	Prior to adjustments for inter-segment transactions

G.	Plan of Operation, Strategy, Outlook for Business Segments

[Kookmin Bank]

Kookmin Bank is strengthening its management based on fundamental principles and sustainability due to increased emphasis placed on corporate responsibility following the low growth rate in the domestic and global economies and the stagnation in growth in the banking industry.

Kookmin Bank plans to strengthen its social responsibility by increasing financial consumer protections and financial support for SMEs and the working class. Moreover, it plans to focus on the operational capacity of its retail operations (household and SOHO), which is its core business, and enhance strategic management of its wealth management, SME, smart finance and foreign exchange operations.

Kookmin Bank seeks to enlarge its long-term customer base by enhancing customer loyalty and strengthening client-focused operational systems. In addition, it plans to develop a future customer base by strengthening its non-in person operations and it will continue to focus on developing corporate customers with high potential.

Kookmin Bank aims to become a leading global bank in the Asian financial industry by expanding into Asian markets with potential for high economic growth and that also share geographic proximity and cultural similarities with Korea.    Kookmin Bank is currently building its overseas network through the business operations of its subsidiaries, such as Kookmin Bank International Ltd. located in London, KB Cambodia Bank PLC and Kookmin Bank (China) Ltd and KB Microfinance Myanmar Co., LTD. as well as overseas branches including its Hong Kong branch.

[Plan of operation, strategy and outlook of subsidiaries and overseas branches]

Name	Description
Kookmin Bank International Ltd. (Kookmin Bank’s subsidiary in the United Kingdom)

•         To become Kookmin Bank’s corporate financial hub in Europe: support the expansion of businesses that it transacts with through collaborations with domestic corporate financial branches and support the bank’s loan and investment operations.

•         Expand European financial institutions business.

•         Diversification of foreign exchange operations with other domestic banks.

•         Secure and utilize credit lines from foreign banks in Europe: transact with intra-region banks and promote diverse financing sources through local investor relations activities.

Kookmin Bank Cambodia PLC. (Kookmin Bank’s subsidiary in Cambodia)	• Increase loans and foreign exchange commissions by marketing to local corporations, Korean corporations and investing in Cambodia and other clients.
Kookmin Bank (China) Ltd. (Kookmin Bank’s subsidiary in China)	• Acquire healthy assets and expand operational base through collaborative marketing with the parent bank. • Establish sustainable growth by expanding operational scope and developing new products.
KB Microfinance Myanmar Co., LTD. (Kookmin Bank’s microfinance subsidiary in Myanmar)

•         Offer regular microfinance loans as well as loans to finance construction and improvement of housing works (mortgages), and develop and manage differentiated microfinance products.

•         Focus on securing customers, saving operational cost and improving risk management capabilities through partnership with CHDB and the Construction Ministry of Myanmar.

Kookmin Bank Hong Kong Branch

•         To become Kookmin Bank’s financial hub in Asia and to support its development as a corporate & investment bank representing Asia, by improving corporate finance and investment banking operations. The branch plans to achieve such goals by strengthening its internal capacities, including increasing interest income and commission income through acquiring healthy assets, securing stable money market lines, securing quality local human resources and developing an international and professional financial workforce.

Kookmin Bank New York Branch

•         Plan to gradually increase participation in syndication for non-residents in order to increase size of high quality assets

•         Use geographical advantage of being located in global financial hub, acting as a deal sourcing window for KB’s overseas alternative investments.

Kookmin Bank Tokyo Branch

•         Provide loans to mid-sized blue chip companies associated with Korea and increase CIB sales by participating in lender group loans and club deals involving local banks, as well as seek cross-selling opportunities in trade and foreign exchange.

Name	Description
Kookmin Bank Aukland Branch

•         Increase lending portfolio in the residential development (residential land and new construction) financing market and focus on increasing non-interest business through marketing activities, such as cross-selling, targeting local customers.

Kookmin Bank Ho Chi Minh Branch

•         Increase loans extended to blue chip companies through marketing efforts targeting large and mid-sized companies associated with Korea, and increase non-interest income by developing new foreign exchange customers and promoting foreign exchange businesses.

1. Kookmin Bank Hong Kong Ltd. was converted into the Kookmin Bank Hong Kong Branch after obtaining banking license approval from the financial authorities of Hong Kong (HKMA) (January 4, 2017).

[KB Securities]

KB Securities has developed, and is implementing, the following business strategies in order to become a leading investment firm that provides the best financial solutions among its peers.

Business Strategy	Business Implementation

Build customer-centric business model	Develop its own differentiated customer delivery model and maximize customer value/satisfaction through customer innovation
Maximize synergies	Maximize profit size by generating collaborative synergies within KB Financial Group and among business segments within KB Securities
Optimize resource utilization	Achieve industry-leading profitability through strengthened high-value added business capabilities and maximized capital efficiency

[Plan of operation, strategy and outlook of subsidiaries and overseas branches]

Company Name	Description
KBFG Securities America Inc. (KB Securities’ subsidiary in New York)

•         New York, which is also referred to as the capital of the global economy, is the economic center of the United States. A number of financial institutions have established and are operating their main offices in New York where major stock exchanges, including the NYSE, NASDAQ, CME and Group, are located.

•         On the strength of sophisticated pension funds and a culture of collective investments, hedge funds that implement diverse strategies in partnership with large management companies are actively participating in the market, and such institutions are also active in the Korean market.

KB Securities Hong Kong Ltd. (KB Securities’ subsidiary in Hong Kong)

•         Due to its advanced legal system, excellent social infrastructure and use of English as a common language, Hong Kong is an ideal location for an international finance center. Many financial institutions from around the world are operating in Hong Kong.

•         In particular, Hong Kong is expected to show a good growth rate due to its geographical advantage as an advance post for entry into Asia, including China and the adjacent nations in Southeast Asia.

Company Name	Description
Hyundai Savings Bank

•         In recent years, competition in the home loan and mortgage loan markets has intensified due to entries into the savings bank sector by lenders and foreign capital, which has resulted in a shift in the competitive landscape.

•         Hyundai Savings Bank is actively pursuing mid-range interest rate loan operations and is currently implementing business strategies such as development of products in line with market changes, strengthening sales channels and optimizing asset portfolios in order to gain a competitive advantage.

•         The savings bank industry is currently under strengthened regulation and stricter policies due to rapid growth in household debt.

[KB Kookmin Card]

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen the competitiveness of its non-banking businesses. KB Kookmin Card has established business strategies that are optimized for a dedicated credit card company, based on utilization of KB Financial Group’s banking network and stable financing structure. KB Kookmin Card also plans to secure sustainable growth through development of new businesses.

In relation to the incident involving the misappropriation of personal information in early 2014, KB Kookmin Card strengthened its security measures relating to customer information protection by building a virtual reality PC environment, separating the internet protocol router network and using fingerprint user authentication programs. By continuously supplementing internal customer information management procedures, KB Kookmin Card built one of the leading customer information protection systems in the industry. KB Kookmin Card has also received the Information Security Management System (“ISMS”) certification in October 2016 from the Financial Security Institute, which has been designated as the ISMS accreditation body from the Ministry of Science, ICT and Future Planning pursuant to the Information and Communications Act, after comprehensive review of KB Kookmin Card’s information protection management process and measures. In addition, in order to be recognized as a reliable and trustworthy company among customers, KB Kookmin Card is focusing on prioritizing customer value in terms of all aspects of its business, including product development, processing and marketing channels.

KB Kookmin Card plans to continuously release market-leading products catering to customer needs based on big data. In order to expand the foundation for future growth, KB Kookmin Card plans to play a leading role in future payment markets (such as streamlined mobile payment services) and to actively pursue business alliances and new business opportunities with other companies at the group level.

[KB Life Insurance]

In order to identify new growth opportunities with differentiated strategies and products in a rapidly changing environment, KB Life Insurance is focused on the following initiatives: First, it strives to become a reliable company for its customers by providing optimal products and services based on customer needs as well as improving its customer-focused operational processes and continuously reinforcing its infrastructure. Second, it is increasing is sales channel efficiency and one-stop support in the sales front lines to strengthen its channel and organizational capabilities. It also continues to strive to capture greater synergies from KB Financial Group and build digital-based future growth engines. Third, in order to enhance its profitability and asset soundness, KB Life Insurance is strengthening its profit and capital volatility management capabilities and building a practical risk-centric risk management system to prepare for the introduction of new accounting standards as well as creating a strong firm culture that can withstand difficult environments by promoting innovation, ownership and teamwork. As in previous years, in 2017, KB Life Insurance plans to continue to work passionately and innovatively to become a firm desired by customers.

[KB Asset Management]

KB Asset Management provides asset management solutions that respond to changes in the asset management paradigm by offering an extensive product line-up and outstanding and stable asset management capabilities. In 2017, KB Asset Management plans to strengthen overseas investment in product development and other investment capabilities, as well as focus on increasing the growth potential of the passive market by taking a two-track approach to passive strategies. Moreover, it plans to continually work to maintain a leading position in the industry by securing a diverse client base, including by strengthening its operations in retirement funds and pension funds. It plans to expand its sales network beyond its traditional sales channels by reaching out to other large banks and securities firms. Furthermore, it seeks to become a comprehensive asset management firm by creating diverse portfolios, including exchange traded funds, real estate, infrastructure, private equity funds and non-performing loans.

[KB Capital]

In September 2015, through a joint investment with Ssangyong Motor Company, the Company established “SY Auto Capital,” an installment financing company exclusively for Ssangyong Motor Company, thereby becoming the first financial company to take such a step. In February 2017, as its first overseas expansion project, KB Capital established a new corporate entity named KB KOLAO Leasing to pioneer the local installment financing market in Laos.

In addition, in June 2016, upon analyzing big data relating to used cars traded in Korea, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform regarding used cars, through which it provides a differentiated approach to consumer protection in the used car financing market, and has been using the platform to provide differentiated service to protect the interests of consumers in the used car financing market.

KB Capital is currently preparing and implementing projects to upgrade its IT system in anticipation of the rapidly changing financial market and the upcoming 4th industrial revolution. In addition to the Laos local subsidiary, KB Capital is reviewing plans to expand further into overseas markets, and it plans to enter into business alliances to explore future growth engines, such as electric vehicles and car sharing services.

[KB Savings Bank]

In order to promote growth in financial services for the working class, group synergies and anticipatory risk management, KB Savings Bank plans to devise a management model for high quality client service. It also plans to continue its efforts to secure healthy development and an excellent reputation as one of Korea’s top savings banks.

[KB Real Estate Trust]

KB Real Estate Trust plans to implement the following five strategic tasks to generate maximum value. First, it will focus on increasing profits from its trust operations and strengthening its preemptive risk management. With respect to leveraged land trusts, it plans to selectively win low-risk, high-quality business opportunities by strengthening its competitiveness in winning bids, and also increase its non-leveraged trust business performance by enhancing its business structure, as well as capture more synergies from its affiliates by developing trusts for idle real estate owned by its affiliates. Second, by actively launching “New Stay Rental Housing” REITs to take advantage of the new stay rental housing promotion policy of the government, KB Real Estate Trust plans to lead the new stay rental housing market, while also improving its REIT performance by securing various investment real estate including logistics and retail facilities. Third, it plans to selectively win high-quality reconstruction projects to successfully enter the urban redevelopment projects market. Fourth, it plans to build a performance-based HR system to enhance the productivity of its workforce. Finally, it plans to prepare to become a comprehensive real estate financing company by strengthening its real estate development capabilities and expanding its real estate fund offerings.

[KB Investment]

KB Investment plans to firmly establish itself as a leading venture investment and private equity management firm in the national market by expanding the scope of new investments and maximizing the profitability of its existing venture funds and private equity funds.

[KB Credit Information]

KB Credit Information has set as its key management objective maximization of its collection competitiveness in within KB Financial Group, and will focus its capabilities on achieving this objective. As the delinquency control tower of KB Financial Group, KB Credit Information seeks to not only maximize its profitability by enhancing its competitiveness and capabilities in terms of loan and credit card collection, but also improve its cost base and enhance its business efficiency by revamping its commission fee structure.

In addition, by establishing an IT system infrastructure, it plans to lay the foundation for greater collection convenience, faster and more accurate execution of operations and enhanced information protection, which will help strengthen the delinquent claim management capabilities of KB Financial Group and capture greater synergies with other entities within the group.

In the rental information research business, KB Credit Information plans to actively utilize mobile systems to enhance competitiveness and provide higher quality research reporting services, which will increase its external sales activity and hence its revenue. In particular, to gain a competitive edge over competitors, KB Credit Information plans to maximize its productivity through continuous process improvements, including engaging new delegation agencies and diversifying into new business areas.

[KB Data System]

Improvement in business performance is expected to continue even after the first quarter of 2017 because KB Data System was selected as the main contractor for KB Capital’s next generation system project and will be involved in the implementation and operation of the open API system for KB Financial Group.

IT demand is expected to remain strong given that major group affiliates including Kookmin Bank and KB Card are planning to implement next generation IT system upgrades. Group-level projects, such as the integrated open API system at the group level, which was recently implemented and is currently in operation, are expected to be pursued in the mid- to long-term, which will not only create additional revenue growth opportunities but also enable KB Data System to gradually expand its role and business areas within the group.

3.	Business Operations by Type

[Kookmin Bank]

A.	Overview of Business Operations

Kookmin Bank was established in November 2001 as a result of the merger of the former Kookmin Bank (established in 1963) and H&CB. Kookmin Bank is a leading bank representing Korea with an optimal sales infrastructure, including the country’s largest number of customers, greatest customer satisfaction, expansive channel network and brand power.

Kookmin Bank has shown organic growth, including in terms of enhanced customer satisfaction, improved asset soundness, advanced information technology systems and strong risk management systems. Furthermore, it maintains a global network through the businesses of its subsidiaries, including Kookmin Bank International Ltd., Kookmin Bank Cambodia PLC and Kookmin Bank (China) Ltd., as well as overseas branches in New York, Tokyo, Auckland, Ho Chi Minh and Hong Kong. During the first quarter of 2017, Kookmin Bank established KB Microfinance Myanmar Co., Ltd. to further expand its global reach.

While uncertainties remain in domestic and international economies, Kookmin Bank seeks to promote stable future growth and sustainable management. Thus, it has established a long-term strategy focused on enhancing competitiveness through differentiated customer relationship management. In order to realize these goals, Kookmin Bank consistently promotes (i) strengthening of customer-oriented operations, (ii) strengthening onsite support for effective operations, (iii) establishing a basis for sustainable growth with a focus on core businesses and (iv) meaningful expansion of strategically important new businesses.

B.	Types of Business

•	Banking business under the Bank Act

•	Trust business under the FSCMA

•	Supplemental businesses related to the above

•	Banks can engage in operations of other businesses, in addition to the businesses listed above, by obtaining authorization from regulatory agencies pursuant to applicable laws and regulations.

•	Due to the spin-off of the credit card business, the credit card business which was originally operated under the Specialized Credit Finance Business Act was terminated on February 28, 2011. However, Kookmin Bank engages in credit card product sales agency operations pursuant to the Bank Act.

•	Overseas local subsidiaries operate general banking businesses and trade finance related businesses pursuant to local laws.

C.	Funding and Fund Management

[Banking Account]

									(Units: KRW millions, %)
Type			1Q 2017			2016			2015
			Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
			Balance	Proportion		Balance	Proportion		Balance	Proportion
Funding	Local	Deposits	212,997,283	72.50	1.16	206,689,459	71.87	1.27	194,286,966	71.63	1.63
	Currency	CD	2,494,069	0.85	1.47	3,386,647	1.18	1.65	3,671,186	1.35	1.91
	Funds	Borrowings	5,845,405	1.99	1.19	5,620,870	1.95	1.32	5,328,298	1.96	1.66
		Call money	2,028,848	0.69	1.23	1,342,992	0.47	1.30	1,964,326	0.72	1.64
		Others	16,384,854	5.58	2.05	16,491,811	5.73	2.32	16,183,382	5.97	2.73

		Subtotal	239,750,459	81.61	1.23	233,531,779	81.20	1.35	221,434,158	81.63	1.72

	Foreign	Deposits	8,750,721	2.98	0.60	7,842,702	2.73	0.39	5,473,426	2.02	0.34
	Currency	Borrowings	6,115,864	2.08	0.94	5,920,601	2.06	0.68	6,491,334	2.39	0.40
	Funds	Call money	1,070,622	0.36	0.84	1,099,552	0.38	0.50	931,725	0.34	0.23
		Debentures	2,791,363	0.95	1.97	3,791,708	1.32	1.82	3,183,090	1.17	1.48
		Others	108,835	0.04	0.13	169,895	0.06	0.06	163,405	0.07	0.03

		Subtotal	18,837,405	6.41	0.92	18,824,458	6.55	0.78	16,242,980	5.99	0.57

	Subtotal		258,587,864	88.02	1.21	252,356,237	87.75	1.31	237,677,138	87.62	1.64

	Other	Total capital	24,072,284	8.19	—	23,329,091	8.11	—	22,390,612	8.26	—
		Provisions	501,082	0.17	—	584,966	0.20	—	632,864	0.23	—
		Others	10,631,213	3.62	—	11,322,832	3.94	—	10,526,233	3.89	—

	Subtotal		35,204,579	11.98	—	35,236,889	12.25	—	33,549,709	12.38	—

Total			293,792,443	100.00	1.06	287,593,126	100.00	1.15	271,226,847	100.00	1.44

Fund Management	Local	Deposits	2,692,121	0.92	1.32	3,801,293	1.32	1.42	5,547,496	2.05	1.71
	Currency	Securities	37,169,712	12.65	2.34	35,073,020	12.20	2.40	33,561,447	12.37	3.05
	Funds	Loans	219,842,357	74.83	2.99	213,929,575	74.38	3.01	199,630,140	73.61	3.37
		(Household)	122,419,981	41.67	3.12	118,870,157	41.33	3.14	111,137,218	40.98	3.46
		(Corporate)	97,422,376	33.16	2.83	95,059,418	33.05	2.85	88,492,922	32.63	3.27
		Confirmed Guarantees	15,432	0.01	1.16	27,863	0.01	1.33	32,527	0.01	1.32
		Call loans	202,557	0.07	1.31	392,416	0.14	1.43	287,224	0.11	1.77
		Debentures	616,618	0.21	3.06	667,994	0.23	3.08	795,711	0.29	3.70
		Others	2,387,090	0.81	4.13	2,003,682	0.70	5.31	2,951,530	1.09	4.61
		Provisions	(1,461,297)	(0.50)	—	(1,558,242)	(0.54)	—	(1,730,422)	(0.64)	—

		Subtotal	261,464,590	89.00	2.91	254,337,601	88.44	2.94	241,075,653	88.89	3.33

	Foreign	Deposits	1,315,665	0.45	0.21	1,393,531	0.48	0.15	768,181	0.28	0.08
	Currency	Securities	3,717,136	1.27	2.11	3,546,613	1.23	2.29	1,694,301	0.62	1.08
	Funds	Loans	7,385,713	2.51	1.62	7,795,400	2.71	1.33	8,827,983	3.25	1.20
		Call loans	2,391,663	0.81	1.13	2,194,041	0.76	0.63	1,453,629	0.54	0.32
		Bills bought	2,594,514	0.88	1.54	2,767,225	0.96	1.30	2,724,403	1.00	1.10
		Others	—	—	—	—	—	—	—	—	—
		Provisions	(147,561)	(0.05)	—	(309,032)	(0.11)	—	(217,286)	(0.08)	—

		Subtotal	17,257,130	5.87	1.57	17,387,778	6.03	1.37	15,251,211	5.61	1.05

	Subtotal		278,721,720	94.87	2.82	271,725,379	94.47	2.84	256,326,864	94.50	3.19

	Other	Cash	1,732,875	0.59	—	1,722,126	0.60	—	1,714,382	0.63	—
		Property and equipment for business purposes	3,185,602	1.08	—	3,039,333	1.06	—	2,989,121	1.10	—
		Other	10,152,246	3.46	—	11,106,288	3.87	—	10,196,480	3.77	—
	Total		15,070,723	5.13	—	15,867,747	5.53	—	14,899,983	5.50	—

Total			293,792,443	100.00	2.68	287,593,126	100.00	2.68	271,226,847	100.00	3.02

1.	Based on K-IFRS financial statements
2.	Deposits received = deposits received in local currency – checks for deposit – deposit reserves – call loans

•	Checks for deposit = total checks – checks for overdraft repayment – call money

3.	Local currency fund loans: local currency loans + checks for overdraft repayment
4.	Foreign currency fund loans: foreign currency loans + overseas loans in foreign currency + interbank loans in foreign currency + loans from foreign funds + domestic import usance
5.	Household loans include remodeling savings loans, remodeling fund benefits and loans for agricultural and fishery households.
6.	Corporate loans include loans for public and other purposes, loans from foreign funds, national housing fund loans and inter-bank loans.
7.	Local currency and foreign currency provisions are deducted from fund management figures.

[Trust Account]

									(Units: KRW millions, %)
Type			1Q 2017			2016			2015
			Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
			Balance	Proportion		Balance	Proportion		Balance	Proportion
Funding	Cost funding	Money trust	46,096,992	85.83	6.48	42,272,746	93.36	2.28	34,211,994	92.05	3.24
		Borrowings	—	—	—	—	—	—	—	—	—

		Subtotal	46,096,992	85.83	6.48	42,272,746	93.36	2.28	34,211,994	92.05	3.24

	Non-cost	Asset trust	6,884,273	12.82	0.01	2,317,917	5.12	0.05	2,300,633	6.19	0.45
	funding	Special reserves	103,221	0.19	—	99,145	0.22	—	95,796	0.26	—
		Others	621,094	1.16	—	587,733	1.30	—	556,345	1.50	—

		Subtotal	7,608,588	14.17	0.01	3,004,795	6.64	0.04	2,952,774	7.95	0.35

Total			53,705,580	100.00	5.56	45,277,541	100.00	2.13	37,164,768	100.00	3.01

Fund Management	Income generating	Borrowings	174,208	0.32	3.78	150,172	0.33	4.33	136,507	0.37	4.75
		Securities	24,222,502	45.10	8.3	23,464,224	51.82	2.74	18,850,936	50.72	4.33
		Call loans	—	—	—	—	—	—	24,000	0.06	2.02

Type		1Q 2017			2016			2015
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion
	Others	29,093,438	54.17	1.16	21,462,959	47.40	1.52	17,892,338	48.14	1.95
	Provisions	(4,389)	(0.01)	—	(5,232)	(0.01)	—	(4,649)	(0.01)	—
	Discounted present value	—	—	—	—	—	—	—	—	—

	Subtotal	53,485,759	99.59	4.40	45,072,123	99.55	2.16	36,899,132	99.29	3.18

	Non-income generating	219,821	0.41	—	205,418	0.45	—	265,636	0.71	—

Total		53,705,580	100.00	4.39	45,277,541	100.00	2.15	37,164,768	100.00	3.15

1.	Interest for the purposes of calculating interest rate was derived as follows:

•	Money trust: includes trust insurance fees (special contributions) and profits from trusts

•	Lending: excludes credit guarantee fund contributions from interest on loans

•	Securities: interest from securities (including dividend income) + net valuation gains + net gains on repayment of securities + net gains on trading of securities (excluding net gains on trading and valuation of stocks)

2.	Non-cost funding (others): other liabilities (temporary receipts, accounts payable, unearned income and unpaid expenses), profit/loss

Income generating (others): cash and deposits, privately placed bonds, bonds subject to repurchase, money receivables for collection, proprietary loans

Non-income generating: real estate trusts, other assets (provisional payments, accrued interest/income, accounts receivable and prepaid expenses)

D.	Business Performance

(1)	Profitability

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016	2015
Income before provisions (A)	865,138	595,060	1,709,656	2,367,367
Provisions (B)	220,756	127,880	504,949	1,050,658
Bad debt expense	165,399	—	290,525	794,662
Provisions for guarantee reserve	6,554	73,177	9,784	8,416
Severance pay	36,282	41,002	164,379	169,258
Provisions for unused commitments	463	6,964	108	549
Other provisions	12,058	6,737	40,153	77,773
Reversal of provisions (C)	27,771	34,285	51,550	64,520
Bad debt expense	—	28,330	—	—
Provisions for guarantees	16,709	3,934	44,486	61,606
Provisions for unused commitments	8,688	464	1,602	401
Other provisions	2,374	1,557	5,462	2,513
Income tax expense (D)	8,692	114,216	292,001	273,991
Net income (A-B+C-D)	663,461	387,249	964,256	1,107,238
Net income attributable to owners	663,461	387,249	964,256	1,107,238
Net income attributable to non-controlling interests	—	—	—	—
Regulatory reserve for credit losses (reversal)	(22,120)	208,386	165,948	(32,646)
Adjusted net income after regulatory reserve for credit losses	685,581	178,863	798,308	1,139,884
Net income attributable to owners	685,581	178,863	798,308	1,139,884
Net income attributable to non-controlling interests	—	—	—	—

1.	Based on K-IFRS consolidated financial statements
2.	Adjusted net income after regulatory reserve for credit losses is not based on K-IFRS. It assumes the reflection of regulatory reserve for credit losses prior to income tax expense to profit for the period.

※	Major Profitability Indicators

		(Unit: %)
Type	1Q 2017	1Q 2016	2016	2015
ROA	1.00	0.57	0.33	0.38
ROE	12.90	7.18	4.17	4.72
Interest rate spread between local currency deposits and loans (A-B)	1.87	1.76	1.79	1.79
Average interest rate for local currency loans (A)	3.01	3.12	3.04	3.40
Average interest rate of local currency deposits (B)	1.14	1.36	1.25	1.61
NIM	1.66	1.56	1.58	1.61

1.	Based on K-IFRS financial statements
2.	ROA, ROE : calculated retroactively for 1Q 2016 and 2015 in accordance with the amended Rules on Supervision of Banking Business, and Detailed Enforcement Rules on Supervision of Banking Business (December 20, 2016)

(2)	Profit/Loss by Sector

				(Unit: KRW millions)
Type		1Q 2017	1Q 2016	2016	2015
Interest	Interest Income (A)	2,012,787	2,000,433	8,047,527	8,563,032
	Interest on deposits	14,111	21,321	71,658	112,024
	Interest on securities	199,649	217,720	832,760	953,723
	Interest on loans	1,772,153	1,734,056	7,031,250	7,380,868
	Other interest income	26,874	27,336	111,859	116,417
	Interest Expense (B)	708,391	832,003	3,065,246	3,676,635
	Interest on deposits	566,145	676,813	2,455,043	3,030,091
	Interest on borrowings	46,740	39,274	166,488	167,785
	Interest on corporate bonds	83,041	104,931	396,508	418,979
	Other interest expense	12,465	10,985	47,207	59,780

	Subtotal (A - B)	1,304,396	1,168,430	4,982,281	4,886,397

Fees	Fee income (C)	286,174	272,405	1,127,907	1,130,637
	Fee expense (D)	57,454	51,271	222,531	215,681

	Subtotal (C - D)	228,720	221,134	905,376	914,956

Trust	Commission received on trust business	80,366	43,084	182,405	241,246
	Termination fees	20	12	70	171
	Loss incurred on trust business (—)	—	—	—	—

	Subtotal	80,386	43,096	182,475	241,417

Other Businesses	Other operating income (E)	4,113,142	3,092,476	8,554,656	6,494,098
	Gain on securities	84,319	129,475	320,179	545,783
	Gain on FX trading	474,007	1,303,398	3,328,516	2,422,525
	Reversal of provision for credit loss	16,709	3,934	44,486	61,606
	Gain on derivatives	3,514,829	1,649,694	4,806,564	3,333,335
	Gain on other business	23,278	5,975	54,911	130,849
	Other operating expenses (F)	4,252,459	3,184,444	9,166,508	7,545,066
	Loss on securities	23,809	7,675	122,195	266,921
	Loss on FX trading	308,011	1,229,534	3,230,854	2,399,321
	Contribution to miscellaneous funds	80,298	77,110	324,220	367,654
	Bad debt expense	165,399	(28,330)	290,525	794,662
	Appropriation of guarantee reserves	6,554	73,177	9,784	8,416
	Loss on derivatives	3,557,598	1,716,655	4,734,795	3,234,712
	Other business costs	110,790	108,623	454,135	473,380

	Subtotal (E - F)	(139,317)	(91,968)	(611,852)	(1,050,968)

Total sector gains		1,474,185	1,340,692	5,458,280	4,991,802
Sales and administrative costs		839,520	865,100	4,268,949	3,811,821
Operating income		634,665	475,592	1,189,331	1,179,981
Non-operating income		51,588	37,399	146,939	325,403
Non-operating expenses (—)		14,100	11,526	80,013	124,155
Consolidated income before income tax		672,153	501,465	1,256,257	1,381,229
Income tax expense (benefit)		8,692	114,216	292,001	273,991
Net income for the period		663,461	387,249	964,256	1,107,238
Net income attributable to owners		663,461	387,249	964,256	1,107,238
Net income attributable to non-controlling interests		—	—	—	—
Regulatory reserve for credit losses (reversal)		685,581	178,863	798,308	1,139,884
Net income attributable to owners		685,581	178,863	798,308	1,139,884
Net income attributable to non-controlling interests		—	—	—	—

1.	Based on K-IFRS consolidated financial statements
2.	Fee income: excludes early termination fees from trust accounts.
3.	Adjusted net income after regulatory reserve for credit losses is not based on K-IFRS. It assumes the reflection of regulatory reserve for credit losses prior to income tax expense to profit for the period.

E.	Business Performance by Type

(1)	Deposit Services

-	Balances of Deposits by Type

		(Unit: KRW millions)
Type		1Q 2017	2016	2015
Deposits received in local currency	Demand deposits	44,018,598	44,647,418	38,751,487
	Money trusts	177,115,057	173,776,285	168,029,809
	Installment deposits	893,708	989,873	1,180,090
	Housing installment deposits	613,001	630,406	690,853
	Depository trust liabilities	3,569,111	3,548,887	3,342,323
	CDs	2,293,490	2,880,558	4,611,447

	Subtotal	228,502,965	226,473,427	216,606,009

Deposits received in foreign currencies		10,375,612	9,262,610	7,727,498
Deferred liability expenses		(5)	(3)	—

Total		238,878,572	235,736,034	224,333,507

1.	Based on K-IFRS consolidated financial statements
2.	Depository trust liabilities: depository trust liabilities of principal conservation trusts (consolidated basis)

2)	Loan Services

(A)	Balances of Loans by Type

	(Unit: KRW millions)
Type	1Q 2017	2016	2015
Loans in local currency	220,104,574	220,122,366	206,648,011
Loans in foreign currencies	6,946,964	8,307,458	9,264,507
Guarantee payments	12,196	11,327	26,129

Total	227,063,734	228,441,151	215,938,647

1.	Based on K-IFRS consolidated financial statements

(B)	Loans by Purpose of Funds

					(Units: KRW millions, %)
Type	1Q 2017		2016		2015
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Corporate loans	96,730,257	43.96	95,370,178	43.34	89,680,136	43.40
Working capital loans	48,479,687	22.04	48,131,345	21.88	47,777,457	23.12
Facilities loans	48,250,570	21.92	47,238,833	21.46	41,902,679	20.28
Special loans	—	—	—	—	—	—
Household loans	121,960,040	55.40	123,318,207	56.01	115,426,409	55.85
Public and other loans	1,414,277	0.65	1,433,981	0.65	1,541,466	0.75
Working capital loans	650,873	0.30	652,885	0.30	843,490	0.41
Facilities loans	763,404	0.35	781,096	0.35	697,976	0.34
Remodeling Savings loans	—	—	—	—	—	—

Total	220,104,574	100.00	220,122,366	100.00	206,648,011	100.00

1.	Based on K-IFRS consolidated financial statements
2.	Based on loans in local currency

(C)	Loan-to-deposit Ratio

	(Units: KRW millions, %)
Type	1Q 2017 (as of March)	2016 (as of December)	2015 (as of December)
Loans (A)	216,985,254	218,324,608	205,198,905
Deposits (B)	221,025,724	221,152,686	207,326,951
Ratio (A/B)	98.17	98.72	98.97

1.	Based on K-IFRS consolidated financial statements

(3)	Guarantees

	(Unit: KRW millions)
Type	1Q 2017	2016	2015
Confirmed guarantees	5,507,608	5,918,956	6,236,518
Unconfirmed guarantees	1,925,359	2,285,378	3,161,612

Total	7,432,967	8,204,334	9,398,130

1.	Based on K-IFRS consolidated financial statements
2.	Confirmed guarantees: includes finance guarantees

(4)	Securities Investment

	(Unit: KRW millions)
Type	1Q 2017	2016	2015
Securities at FVTPL	8,095,805	7,956,232	6,487,617
Available—for—sale financial assets	28,420,741	27,304,908	21,163,192
Held—to—maturity financial assets	7,882,099	8,427,498	11,748,794
Investments in associates	373,466	367,976	670,139

Total	44,772,111	44,056,614	40,069,742

1.	Based on K-IFRS consolidated financial statements

5)	Trust Business

(A)	Trust deposits received

	(Unit: KRW millions)
Type	1Q 2017			2016			2015
	Average Balance	End Balance	Trust Income	Average Balance	End Balance	Trust Income	Average Balance	End Balance	Trust Income
Money trust	46,096,992	38,693,045	77,931	42,272,746	39,907,322	173,300	34,211,994	34,822,604	229,471
Property trust	6,884,273	6,889,648	103	2,317,917	6,862,244	775	2,300,633	2,344,389	5,693

Total	52,981,265	45,582,693	78,034	44,590,663	46,769,566	174,075	36,512,627	37,166,993	235,164

1.	Trust income = trust fees + early termination fees—amount for recovery of deficit

(B)	Trust account loans

	(Unit: KRW millions)
Type	1Q 2017		2016		2015
	Average Balance	End Balance	Average Balance	End Balance	Average Balance	End Balance
Trust account loans	174,208	164,730	150,172	179,998	136,507	144,446

(C)	Trust Account Securities Balance/Profit & Loss

	(Unit: KRW millions)
Type	1Q 2017
	Original Acquisition Cost	Book Value at Term End	Unrealized Gain/Loss (B/S)	Realized Gain/Loss (I/S)
Trust Accounts	20,462,083	21,144,717	—	495,555

F.	Major Products and Services

(1)	Deposit Products

•	Demand deposit products

•	Surplus fund management products

•	Lump-sum savings deposit products

•	Housing subscription related products

•	Tax-exempt products

•	Marketable products

(2)	Loan Products

•	Corporate loans

•	Household loans

•	Real estate loans

•	Agreement/Regulation/C1(limitations on new technology business finance)/C2

•	B2B finance

•	Foreign currency loans

•	SOHO loans

•	New technology business finance loans

(3)	Trust Products

•	Money trust

•	Asset trust

(4)	Investment Trust Products

(5)	Foreign Exchange Services

•	Foreign currency deposits

•	Foreign exchange services

•	Foreign currency transfer services

•	Exchange/transfer related additional services

•	Internet/mobile banking services

•	Trade related services

(6)	Credit Card Products

(7)	Bancassurance Products

(8)	Wealth Management Services

(9)	Investment Finance Services

(10)	Derivative Products

(11)	Electronic Finance

•	Firm banking

•	Securities products

•	Comprehensive CMS products

•	Internet banking services

•	KB Star banking services

•	KB Corporate banking mobile services

•	Phone banking services

•	KB tablet branch services

(12)	Others

[KB Securities]

A.	Overview of Business Operations

KB Securities engages mainly in investment and trading, investment brokerage, investment advisory, investment trust, financial investment of trust and other ancillary services for retail and corporate clients under the FSCMA. It organizes its businesses into asset management (brokerage trading and sales of financial products, etc.), investment banking (securities underwriting, structured finance and IPOs, etc.) and S&T (equity/fixed income/derivatives trading, etc.) to enhance its growth potential and profitability through diversification of its income structure.

Business Operations	Description	Name of Company (the Controlling Company and its Main Subsidiaries)
Asset management	Provision of brokerage services as well as asset management products and services to retail, corporate and institutional customers	KB Securities

Investment banking	Provision of corporate advisory services related to corporate funding as well as underwriting services, including corporate bond offerings, structured finance, initial public offerings, capital increases and M&A advisory	KB Securities

S&T Business	Securities and derivatives transactions and proprietary investments	KB Securities

Wholesale	Provision of consignment and other various services related to domestic and overseas stock markets to corporate clients.	KB Securities

Savings bank	Mutual savings bank operations, including provision of financial services such as lending and deposit-taking services	Hyundai Savings Bank

[Matters Relating to Subsidiaries]

Major Subsidiaries	Description
Hyundai Savings Bank Co., Ltd.	As a financial services provider engaged in lending and deposit-taking activities for small- and medium-sized enterprises, small merchants and the working class pursuant to the Mutual Savings Bank Act, Hyundai Savings Bank provides financial services such as deposit-taking services (demand deposits and time deposits) and lending services (working capital loans and secured loans).

Hyundai Youfirst Private Real Estate Trust 15	Beneficiary Certificate

Heungkuk Global Highclass Private Real Estate Trust 23	Beneficiary Certificate

Able DCM 6th Co., Ltd.	Asset Securitization

Major Subsidiaries	Description

Preston 1st Co., Ltd.	Asset Securitization

Hyundai Able Investment REIT	Real Estate Investment

Hyundai Able Patriots Park LLC	Real Estate Investment

B.	Business Performance

[Business Performance of Consolidated Entities]

Category	Highlights
Results of operations and financial condition	☐	For 1Q 2017 (January 1, 2017 to March 31, 2017), KB Securities recorded an operating income of KRW1,931.7 billion and operating profit of KRW 141.3 billion and profit for the period of KRW 108.8 billion.
☐

As of March 31, 2017, KB Securities had total assets of KRW 33,684.2 billion, total liabilities of KRW 29,472.9 billion and total equity of KRW 4,211.4 billion, ranking KB Securities as one of the large companies in the industry. Its net capital ratio was 1,507.82%, which signifies stability in terms of capital adequacy and financial soundness.

Strategies	–	KB Securities has developed the following business strategies and is implementing them in order to develop into a leading investment firm that provides superior financial solutions:

	Business Strategy	Business Implementation
	Build customer-centric business model	Develop KB Securities’ own differentiated customer delivery model and maximize customer value/satisfaction through customer innovation
	Maximize synergies	Maximize profit by generating collaborative synergies within KB Financial Group and KB Securities’ business segments
	Optimize resource utilization	Lead the industry in profitability by strengthening high value-added businesses and maximizing capital efficiency

[Business performance of each principal business segment (based on operating profit)]

Principal Business Segments		Description
Brokerage/asset management (Retail, Wholesale, etc.)	–	For 1Q 2017 (January 1, 2017 – March 31, 2017), the operating profit from the brokerage/asset management segment increased by KRW 7.5 billion to KRW 9.3 billion compared to 1Q 2016.
Corporate finance (Investment Banking)	–	For 1Q 2017 (January 1, 2017 – March 31, 2017), the operating profit from the corporate finance segment decreased by KRW 3.8 billion to KRW 17 billion compared to 1Q 2016.

Principal Business Segments		Description
Trading (S&T)	–	For 1Q 2017 (January 1, 2017 – March 31, 2017), the profit from the trading segment increased by KRW 45.5 billion to KRW 54.2 billion compared to 1Q 2016.
Savings bank (Hyundai Savings Bank)	–	For 1Q 2017 (January 1, 2017 – March 31, 2017), the profit from the savings bank segment increased by KRW 2.9 billion to KRW 12.8 billion compared to 1Q 2016.

C.	Performance by Business Segment

(1)	Categories of Reporting Segments

The management of KB Securities divides the businesses of KB Securities based on the information reported to its chief operating decision maker in order to allocate resources appropriately to, and to evaluate the performance of, each segment. The business segments of KB Securities comprise brokerage/asset management, corporate finance, trading, savings bank and others.

Reporting segments of KB Securities in accordance with K-IFRS 1108 are as follows:

Reporting Segments	General Description
Brokerage/asset management	Provision of brokerage services as well as asset management products and services to retail, corporate and institutional customers

Corporate finance	Provision of corporate advisory services related to corporate funding as well as underwriting services, including corporate bond offerings, structured finance, initial public offerings, capital increases and M&A advisory

Trading	Securities and derivatives transactions and proprietary investments

Savings bank	Mutual savings bank operations

Others	Other operations and various support operations

(2)	Profit/Loss by Segment

The profits and losses of each reporting segment of KB Securities for the current and previous periods are as follows:

<1Q 2017>

				(Unit: KRW millions)
Category	Operating Income	Operating Expenses	Operating Profit (Loss)	Non-operating Income (Expenses)	Corporate Tax Expense	Net Profit (Loss)
Brokerage/asset management	202,215	192,941	9,274	4,171	10	13,435
Corporate finance	79,320	62,265	17,055	3,797	152	20,700
Trading	1,549,346	1,495,164	54,182	704	74	54,812
Savings bank	55,871	43,043	12,828	422	2,947	10,303
Others	44,929	-3,007	47,936	-3,508	34,859	9,569

Total	1,931,681	1,790,406	141,275	5,586	38,042	108,819

<1Q 2016>

				(Unit: KRW millions)
Category	Operating Income	Operating Expenses	Operating Profit (Loss)	Non-operating Income (Expenses)	Corporate Tax Expense	Net Profit (Loss)
Brokerage/asset management	142,781	140,951	1,830	4,426	16	6,240
Corporate finance	51,433	30,649	20,784	—	-39	20,823
Trading	1,107,400	1,098,661	8,739	958	199	9,498
Savings bank	42,883	32,975	9,908	906	-948	11,762
Others	25,009	10,306	14,703	-1,218	12,464	1,021

Total	1,369,506	1,313,542	55,964	5,072	11,692	49,344

Segment income reported above represents income generated from transactions with external customers as well as other business segments, and segment expenses include costs directly identified as allocated to a particular segment, costs that can reasonably be allocated to a segment and interest on internal funds. Profit of each segment represents the profit earned by each segment as reported to the chief operating decision maker to determine the allocation of resources and to evaluate the performance of the respective segments.

D.	Business Performance by Type

	(Unit: KRW millions)
Category	1Q 2017	1Q 2016	Comment
Commission fees	65,232	64,092
Underwriting and arrangement fees	13,248	3,591
Collective investment securities fees	4,462	2,725
Short-term trading securities gain	75,686	64,703
Gain on valuation of trading securities	53,627	45,494
Gain on sale of available-for-sale securities	25,099	2,405
Derivative-valued securities valuation and trading gains	30,560	6,618
Derivatives valuation and trading gains	191,311	221,488
Derivative trading gain	1,102,416	656,863
Interest income	200,198	162,572
Other operating income	169,842	138,955

Total operating income	1,931,681	1,369,506

1.	Changes in the operating income are based on K-IFRS consolidated financial statements.

E.	Funding and Fund Management

(1)	Funding

						(Unit: KRW millions)
Item		1Q 2017		2016		2015
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Equity	Capital stock	1,493,102	4.96	1,184,180	5.12	1,183,063	5.59
	Capital surplus	1,519,345	5.05	1,064,756	4.61	1,063,271	5.02
	Adjustments	-40,235	-0.13	-99,780	-0.43	-161,890	-0.76
	Other comprehensive income	47,949	0.16	38,694	0.17	25,802	0.12
	Retained earnings	978,770	3.25	977,335	4.23	900,667	4.25

Deposits received	Customers’ deposits	2,177,103	7.24	1,914,974	8.28	1,592,495	7.52
	Guarantee deposits	121,974	0.41	28,112	0.12	16,583	0.08
	Others	2,860	0.01	1,606	0.01	11,356	0.05

Borrowings	Call money	205,436	0.68	195,629	0.85	283,218	1.34
	Borrowings	1,023,833	3.40	838,003	3.62	1,330,179	6.28
	Securities sold under repurchase agreements	7,410,835	24.64	6,599,306	28.55	5,422,666	25.60
	Financial liabilities designated at fair value through profit or loss	10,740,475	35.71	7,459,260	32.26	7,345,719	34.68
	Derivatives	545,963	1.82	466,612	2.02	211,758	1.00
	Debentures	499,355	1.66	433,937	1.88	499,881	2.36
	Others	1,143,061	3.80	418,144	1.81	454,009	2.14

Other liabilities	Allowance for severance and retirement benefits	11,875	0.04	12,556	0.05	39,936	0.19
	Others	2,196,762	7.30	1,585,566	6.85	963,735	4.54

Total		30,078,464	100.00	23,118,890	100.00	21,182,448	100.00

1.	Based on K-IFRS separate financial statements

(2)	Fund Management Performance

					(Unit: KRW millions)
Type		1Q 2017		2016		2015
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Cash/ deposits	Cash and cash equivalents	210,944	0.70	405,112	1.91	280,792	1.46
	Due from banks	1,926,788	6.41	2,052,431	9.69	1,758,499	9.15

Securities	Securities held for trading	16,161,305	53.73	11,584,715	54.69	10,592,754	55.14
	Available-for-sale securities	3,574,877	11.89	2,240,954	10.58	1,338,837	6.97
	Held-to-maturity securities	10,000	0.03	10,000	0.05	6,667	0.03
	Equity method securities	502,733	1.67	556,642	2.63	983,391	5.12

Financial assets designated at fair value through profit or loss		1,574,049	5.23	822,392	3.88	892,699	4.65
Derivatives		136,104	0.45	100,636	0.48	400,157	2.08

Loans	Call loans	—	—	2,573	0.01	61,667	0.32
	Broker’s loans	1,898,498	6.31	1,498,640	7.07	1,263,483	6.58
	Securities purchased under repurchase agreements	5,920	0.02	40,159	0.19	24,700	0.13
	Loans to employees	51,852	0.17	73,550	0.35	84,790	0.44
	Others	1,086,598	3.61	493,088	2.33	455,405	2.37
Property and equipment		136,180	0.45	139,122	0.66	141,876	0.74
Investment property		51,053	0.17	58,070	0.27	63,365	0.33
Others		2,751,562	9.16	1,104,364	5.21	863,049	4.49

Total		30,078,464	100.00	21,182,448	100.00	19,212,131	100.00

1.	Based on K-IFRS separate financial statements

F.	Business Performance by Type

(1)	Trading of Securities

1)	Securities by Type

					(Unit: KRW)
Category			Purchase	Sale	Total	Balance	Valuation Gain (Loss)
Equity securities	Stocks	KOSPI	2,046,650,708,757	2,153,928,009,136	4,200,578,717,893	749,224,448,261	(10,054,961,899)
		KOSDAQ	171,433,668,339	179,930,009,816	351,363,678,155	96,901,926,096	493,661,223
		KONEX	1,006,842,750	176,426,145	1,183,268,895	3,911,757,635	19,898,332
		Others	—	—	—	713,907,884,303	—
		Subtotal	2,219,091,219,846	2,334,034,445,097	4,553,125,664,943	1,563,946,016,295	(9,541,402,344)
	Warrants	KOSPI	7,530,287,886	5,757,342,050	13,287,629,936	2,587,174,840	108,632,306
		KOSDAQ	—	—	—	—	—
		KONEX	—	—	—	—	—
		Others	—	—	—	—	—
		Subtotal	7,530,287,886	5,757,342,050	13,287,629,936	2,587,174,840	108,632,306
	Others	KOSPI	—	—	—	—	—
		KOSDAQ	—	—	—	—	—
		KONEX	—	—	—	—	—
		Others	—	—	—	47,052,525,322	(256,446,138)
		Subtotal	—	—	—	47,052,525,322	(256,446,138)

	Total		2,226,621,507,732	2,339,791,787,147	4,566,413,294,879	1,613,585,716,457	(9,689,216,176)

Debt securities	Treasury bonds, municipal bonds	Treasury bonds	54,509,512,263,707	55,049,342,331,242	109,558,854,594,949	2,894,999,723,783	(4,492,543,183)
		Housing bonds	859,612,847,442	934,789,450,817	1,794,402,298,259	287,457,558,391	353,710,530
		Others	5,252,895,865	7,451,957,733	12,704,853,598	95,246,757,355	24,542,601
		Subtotal	55,374,378,007,014	55,991,583,739,792	111,365,961,746,806	3,277,704,039,529	(4,114,290,052)
	Special bonds	Monetary stabilization bonds	4,826,797,884,905	4,688,551,355,743	9,515,349,240,648	860,402,364,569	654,462,786
		KDIC bonds	38,098,630,568	38,459,974,500	76,558,605,068	371,749,007,007	(892,167,109)
		Land development bonds	14,396,520,572	17,203,945,866	31,600,466,438	234,992,998,183	(2,351,654,498)
		Others	2,233,781,774,840	2,153,737,992,809	4,387,519,767,649	1,761,327,451,866	(411,147,065)
		Subtotal	7,113,074,810,885	6,897,953,268,918	14,011,028,079,803	3,228,471,821,625	(3,000,505,886)
	Financial bonds	KDB bonds	363,148,079,275	253,036,290,150	616,184,369,425	1,771,059,470,795	(326,174,613)
		Medium term notes	157,861,100,500	105,177,013,200	263,038,113,700	690,059,992,140	241,269,824
		Bank bonds	686,971,827,750	415,183,662,000	1,102,155,489,750	1,548,523,620,107	495,117,174
		Credit bonds	1,063,153,759,508	914,619,986,918	1,977,773,746,426	1,912,032,561,159	138,256,609

Category			Purchase	Sale	Total	Balance	Valuation Gain (Loss)
		Merchant bank bonds	—	—	—	—	—
		Others	146,821,105,500	167,712,363,680	314,533,469,180	768,081,665,862	272,228,308
		Subtotal	2,417,955,872,533	1,855,729,315,948	4,273,685,188,481	6,689,757,310,063	820,697,302
		Corporate bonds	1,509,776,827,117	1,266,963,815,380	2,776,740,642,497	1,088,630,204,317	32,284,817
		Commercial paper	1,826,377,737,083	615,899,184,123	2,442,276,921,206	1,162,380,304,678	(8,917,934,068)
		Others	2,505,844,022,918	2,756,397,293,931	5,262,241,316,849	106,790,705,570	5,299,413

		Total	70,747,407,277,550	69,384,526,618,092	140,131,933,895,642	15,553,734,385,782	(15,174,448,474)

Collective investment securities		Exchange-traded funds	999,116,934,315	1,004,378,452,270	2,003,495,386,585	723,153,681,525	13,293,590,537
		Others	95,094,721,417	34,598,079,424	129,692,800,841	753,202,193,917	(256,160,278)
		Total	1,094,211,655,732	1,038,976,531,694	2,133,188,187,426	1,476,355,875,442	13,037,430,259
Investment contract securities			—	—	—	—	—
Foreign currency securities		Equity securities	138,997,470,166	13,033,166,974	152,030,637,140	279,318,710,958	1,320,355,427
	Debt securities	Treasury bonds, municipal bonds	66,919,167,763	20,119,235,684	87,038,403,447	133,181,183,540	261,093,356
		Special bonds	5,825,747,472	27,438,846,753	33,264,594,225	124,877,098,878	(57,639,104)
		Financial bonds	145,680,585,905	110,448,500,199	256,129,086,104	577,001,602,808	(268,091,568)
		Corporate bonds	48,057,581,932	109,458,221,739	157,515,803,671	253,041,733,127	7,171,813
		Commercial paper	—	—	—	—	—
		Others	—	—	—	—	—
		Subtotal	266,483,083,072	267,464,804,375	533,947,887,447	1,088,101,618,353	(57,465,503)
		Collective investment securities	11,605,948,459	8,158,447,478	19,764,395,937	3,351,576,471	(34,185,914)
		Investment contract securities	—	—	—	—	—
		Derivatives-linked Securities	83,238,343,224	5,913,407,942	89,151,751,166	600,462,933,428	(36,130,628,123)
		Others	—	—	—	—	—

		Total	500,324,844,921	294,569,826,769	794,894,671,690	1,971,234,839,210	(34,901,924,113)

Derivatives-linked securities		Equity-linked securities	27,524,377,635	99,506,877,048	127,031,254,683	250,961,232,388	12,823,320,688
		Equity-linked warrants	47,227,444,350	47,359,543,073	94,586,987,423	8,431,405,750	2,889,777,142
		Others	120,718,596,942	99,835,431,615	220,554,028,557	355,744,818,472	5,158,524,704
		Total	195,470,418,927	246,701,851,736	442,172,270,663	615,137,456,610	20,871,622,534
Other securities			—	—	—	—	—

Total			74,764,035,704,862	73,304,566,615,438	148,068,602,320,300	21,230,048,273,501	(25,856,535,970)

1.	Based on K-IFRS separate financial statements

2)	Exchange-Traded Derivatives

(Unit: KRW)

Category					Transaction Value				Balance		Valuation Gain (Loss)
					Speculation	Hedge	Others	Total	Assets	Liabilities
Futures	Domestic	Commodity futures		Gold	—	—	—	—	—	—	—
				Pork	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	—	—	—	—	—	—	—
		Financial futures	Interest rate futures	3-year treasury bonds	12,828,564,308,040	21,979,861,540,000	—	34,808,425,848,040	—	—	(542,292,917)
				5-year treasury bonds	—	—	—	—	—	—	—
				10-year treasury bonds	16,811,303,991,960	—	—	16,811,303,991,960	—	—	42,937,258
				Monetary stabilization bonds	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	29,639,868,300,000	21,979,861,540,000	—	51,619,729,840,000	—	—	(499,355,659)
			Currency futures	USD	3,208,825,547,000	1,264,915,202,000	—	4,473,740,749,000	—	—	1,429,983,249
				JPY	—	—	—	—	—	—	—
				EUR	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	3,208,825,547,000	1,264,915,202,000	—	4,473,740,749,000	—	—	1,429,983,249
			Index futures	KOSPI200	5,052,625,588,500	3,027,462,737,000	—	8,080,088,325,500	—	—	707,403,456
				KOSTAR	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	5,052,625,588,500	3,027,462,737,000	—	8,080,088,325,500	—	—	707,403,456
				Single-stock futures	1,067,253,656,950	332,569,644,342	—	1,399,823,301,292	—	—	(884,958,313)
				Others	—	—	—	—	—	—	—

				Total	38,968,573,092,450	26,604,809,123,342	—	65,573,382,215,792	—	—	753,072,733

		Others			—	—	—	—	—	—	—

		Total domestic			38,968,573,092,450	26,604,809,123,342	—	65,573,382,215,792	—	—	753,072,733

	Foreign	Commodity futures		Agricultural products	—	—	—	—	—	—	—
				Nonferrous metals, precious metals	2,090,523,680	7,119,730,983	—	9,210,254,663	—	—	(43,155,850)
				Energy	7,425,377,184	—	—	7,425,377,184	—	—	(34,792,574)
				Others	—	—	—	—	—	—	—
				Subtotal	9,515,900,864	7,119,730,983	—	16,635,631,847	—	—	(77,948,424)
		Financial futures		Currency	95,395,321,159	151,212,037,739	—	246,607,358,898	—	—	(728,269,282)
				Interest Rate	3,384,565,808,158	4,020,267,456,405	—	7,404,833,264,563	—	—	(162,104,244)
				Equity Index	235,988,190,860	5,117,376,674,991	—	5,353,364,865,851	—	—	(5,711,769,128)
				Single-stock	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—
				Subtotal	3,715,949,320,177	9,288,856,169,135	—	13,004,805,489,312	—	—	(6,602,142,654)
		Others			—	—	—	—	—	—	—

		Total foreign			3,725,465,221,041	9,295,975,900,118	—	13,021,441,121,159	—	—	(6,680,091,078)

	Total futures				42,694,038,313,491	35,900,785,023,460	—	78,594,823,336,951	—	—	(5,927,018,345)
Options	Domestic	Index options		KOSPI200	217,119,354,000	86,463,612,500	—	303,582,966,500	16,915,705,435	28,051,184,412	(625,413,523)
				Others	—	—	—	—	—	—	—

				Subtotal	217,119,354,000	86,463,612,500	—	303,582,966,500	16,915,705,435	28,051,184,412	(625,413,523)

		Single-stock			3,822,297,500	16,011,500	—	3,838,309,000	119,720,420	121,763,873	12,690,853
		Currency		USD	—	—	—	—	—	—	—
				Others	—	—	—	—	—	—	—

				Subtotal	—	—	—	—	—	—	—

Category			Transaction Value				Balance		Valuation Gain (Loss)
			Speculation	Hedge	Others	Total	Assets	Liabilities
		Others	—	—	—	—	—	—	—

		Total domestic	220,941,651,500	86,479,624,000	—	307,421,275,500	17,035,425,855	28,172,948,285	(612,722,670)

	Foreign	Stock index	—	254,718,008,231	—	254,718,008,231	157,941,878,715	576,284,155,996	110,641,541,741
		Single-stock	—	—	—	—	—	—	—
		Interest rate	—	—	—	—	—	—	—
		Currency	—	—	—	—	—	—	—
		Others	—	—	—	—	—	—	—

		Total foreign	—	254,718,008,231	—	254,718,008,231	157,941,878,715	576,284,155,996	110,641,541,741

	Total options		220,941,651,500	341,197,632,231	—	562,139,283,731	174,977,304,570	604,457,104,281	110,028,819,071

Others	Domestic		—	—	—	—	—	—	—
	Foreign		—	—	—	—	—	—	—
	Total others		—	—	—	—	—	—	—

Total			42,914,979,964,991	36,241,982,655,691	—	79,156,962,620,682	174,977,304,570	604,457,104,281	104,101,800,726

1.	Based on K-IFRS separate financial statements

3)	Over-the-Counter Derivatives

								(Unit: KRW)
Category		Transaction Value				Balance		Valuation Gain (Loss)
		Speculation	Hedge	Others	Total	Assets	Liabilities
Forwards	Credit	—	—	—	—	—	—	—
	Stock	—	—	—	—	—	—	—
	Commodity	—	—	—	—	—	—	—
	Interest rate	—	—	—	—	—	—	—
	Currency	—	4,750,249,596,706	—	4,750,249,596,706	59,022,927,213	27,479,959,326	21,365,068,893
	Others	—	—	—	—	—	—	—

	Total	—	4,750,249,596,706	—	4,750,249,596,706	59,022,927,213	27,479,959,326	21,365,068,893

Options	Credit	—	—	—	—	—	—	—
	Stock	2,000,000,000	—	—	2,000,000,000	45,083,141,926	10,048,961,404	6,455,827,890
	Commodity	—	—	—	—	31,128,465	—	7,696,089
	Interest rate	—	22,322,000,000	—	22,322,000,000	8,975,165,587	9,928,584,340	426,112,120
	Currency	—	—	—	—	21,629,564	—	4,693,309
	Others	—	584,542,808,122	—	584,542,808,122	768	—	—

	Total	2,000,000,000	606,864,808,122	—	608,864,808,122	54,111,066,310	19,977,545,744	6,894,329,408

Swaps	Credit	—	340,000,000,000	—	340,000,000,000	48,179,367,204	46,832,726,544	(1,071,349,572)
	Stock	527,330,283,321	1,850,316,443,962	—	2,377,646,727,283	134,376,383,014	56,927,679,084	180,500,736,053
	Commodity	—	39,414,000,000	—	39,414,000,000	1,106,893,461	4,850,111,126	874,615,247
	Interest rate	—	13,000,208,500,000	—	13,000,208,500,000	60,638,090,950	94,712,813,520	16,527,887,248
	Currency	—	—	—	—	3,147,500,217	2,621,016,919	3,177,362,708
	Others	—	—	—	—	4,036,631	71,286,971	26,410,332

	Total	527,330,283,321	15,229,938,943,962	—	15,757,269,227,283	247,452,271,477	206,015,634,164	200,035,662,016

Others		—	—	—	—	—	—	—

Total		529,330,283,321	20,587,053,348,790	—	21,116,383,632,111	360,586,265,000	253,473,139,234	228,295,060,317

1.	Based on K-IFRS separate financial statements

4)	Securities Investment

(A)	Stocks

			(Unit: KRW millions)
Category	1Q 2017	1Q 2016	2016
Gain (loss) on disposal	2,642	3,033	(12,709)
Gain (loss) on valuation	7,029	8,801	7,238
Dividend income	10,264	7,694	12,659

Total	19,935	19,528	7,188

1.	Based on K-IFRS separate financial statements
2.	Gain (loss) on disposal and gain (loss) on valuation include gains and losses with respect to held-for-trading securities only.

(B)	Bonds

			(Unit: KRW millions)
Category	1Q 2017	1Q 2016	2016
Gain (loss) on disposal/redemption	(1,097)	6,538	(14,012)
Gain (loss) on valuation	(13,894)	13,049	(49,048)
Interest on bonds	13,389	63,124	243,328

Total	(1,602)	82,711	180,268

1.	Based on K-IFRS separate financial statements
2.	Gain (loss) on disposal and gain (loss) on valuation: includes gains and losses with respect to held-for-trading securities only.

(C)	Foreign currency securities

			(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016
Gain (loss) on disposal/redemption	(227)	3,185	4,420
Gain (loss) on valuation	1,229	4,047	(6,006)
Interest on bonds	—	5,431	21,295

Total	1,002	12,663	19,709

1.	Based on K-IFRS separate financial statements
2.	Gain (loss) on disposal and gain (loss) on valuation: includes gains and losses with respect to held-for-trading securities only.

(D)	Exchange-traded futures transactions

1) Derivative Transactions

			(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016
Gain (loss) on sales	35,673	(66,645)	(75,619)
Gain (loss) on settlement	430	2,919	(2,944)

Total	36,103	(63,726)	(78,563)

1.	Based on K-IFRS separate financial statements

2) Exchange-traded option transactions

			(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016
Gain (loss) on sales	(21,563)	(15,917)	(3,058)
Gain (loss) on valuation	110,079	1,517	2,264

Total	88,516	(14,400)	(794)

1.	Based on K-IFRS separate financial statements

3) Derivatives-linked securities transactions

			(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016
Gain (loss) on disposal	4,407	—	(6,301)
Gain (loss) on valuation	(211,069)	137,045	(188,211)
Gain (loss) on redemption	(118,520)	-3,813	(270,691)

Total	(325,182)	133,232	(465,203)

1.	Based on K-IFRS separate financial statements
2.	Includes gains and losses from derivatives-linked securities transactions and derivatives-linked securities sold transactions

4) Over-the-counter derivatives transactions

			(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016
Gain (loss) on sales	168,121	(4,095)	157,643
Gain (loss) on valuation	180,867	(119,250)	(13,682)
Gain (loss) on redemption	(11,966)	1,944	5,441

Total	337,022	(121,401)	149,402

1.	Based on K-IFRS separate financial statements

(2)	Brokerage Operations
1)	Brokerage of Financial Investment Products and Brokerage Commissions

						(Unit: KRW)
Category			Purchase	Sale	Total	Commissions
Equity securities	Stocks	KOSPI	9,896,294,015,099	10,181,526,061,821	20,077,820,076,920	31,188,646,896
		KOSDAQ	8,320,231,983,156	8,200,875,547,308	16,521,107,530,464	27,232,529,512
		KONEX	938,205,088	1,200,286,500	2,138,491,588	—
		Others	507,771,811,043	508,634,053,296	1,016,405,864,339	15,234,260
		Subtotal	18,725,236,014,386	18,892,235,948,925	37,617,471,963,311	58,436,410,668
	Warrants	KOSPI	244,038,598	1,161,413,332	1,405,451,930	—
		KOSDAQ	63,547,080	4,409,951	67,957,031	—
		KONEX	—	—	—	—
		Others	—	—	—	—
		Subtotal	307,585,678	1,165,823,283	1,473,408,961	—
	Others	KOSPI	—	—	—	—
		KOSDAQ	—	—	—	—
		KONEX	—	—	—	—
		Others	—	—	—	—
		Subtotal	—	—	—	—
	Total equity securities		18,725,543,600,064	18,893,401,772,208	37,618,945,372,272	58,436,410,668
Debt Securities	Bonds	Exchange transactions	6,480,127,887,912	9,109,152,953,178	15,589,280,841,090	502,983,360
		Over-the-counter transactions	132,784,011,311,196	127,165,228,987,128	259,949,240,298,324	575,005,550
		Subtotal	139,264,139,199,108	136,274,381,940,306	275,538,521,139,414	1,077,988,910
	Commercial paper	Exchange transactions	—	—	—	—
		Over-the-counter transactions	2,135,852,337,588	2,135,531,748,191	4,271,384,085,779	—
		Subtotal	2,135,852,337,588	2,135,531,748,191	4,271,384,085,779	—
	Others	Exchange transactions	—	—	—	—
		Over-the-counter transactions	—	—	—	—
		Subtotal	—	—	—	—
	Total debt securities		141,399,991,536,696	138,409,913,688,497	279,809,905,225,193	1,077,988,910
Collective investment securities			2,034,525,971,012	1,759,047,087,369	3,793,573,058,381	—
Investment contract securities			—	—	—	—
Derivatives-linked securities	Equity-linked securities		—	—	—	—
	Equity-linked warrants		246,106,812,900	236,386,978,650	482,493,791,550	111,336,790
	Others		39,799,059,690	39,516,232,750	79,315,292,440	—
	Total derivatives-linked securities		285,905,872,590	275,903,211,400	561,809,083,990	111,336,790
Foreign currency securities			1,543,161,425,802	1,532,527,609,578	3,075,689,035,380	1,179,800,579
Other securities			2,038,485,580	353,456,540	2,391,942,120	9,273,180
Total securities			163,991,166,891,744	160,871,146,825,592	324,862,313,717,336	60,814,810,127
Futures		Domestic	36,742,063,901,641	35,945,475,317,016	72,687,539,218,657	3,370,585,451
		Foreign	2,230,138,241,382	991,980,150,064	3,222,118,391,446	—
		Subtotal	38,972,202,143,023	36,937,455,467,080	75,909,657,610,103	3,370,585,451

Options	Exchange transactions	Domestic	648,218,238,900	646,854,016,400	1,295,072,255,300	1,031,436,970
		Foreign	—	—	—	—
		Subtotal	648,218,238,900	646,854,016,400	1,295,072,255,300	1,031,436,970
	Over-the- counter transaction	Domestic	—	—	—	—
		Foreign	—	—	—	—
		Subtotal	—	—	—	—
	Total options		648,218,238,900	646,854,016,400	1,295,072,255,300	1,031,436,970
Forwards		Domestic	—	—	—	—
		Foreign	—	—	—	—
		Subtotal	—	—	—	—
Other derivatives			—	—	—	—
Total derivatives			39,620,420,381,923	37,584,309,483,480	77,204,729,865,403	4,402,022,421
Total			203,611,587,273,667	198,455,456,309,072	402,067,043,582,739	65,216,832,548
1.	Based on K-IFRS separate financial statements

2)	Income from Brokerage Operations

	(Unit: KRW millions)
Category	1Q 2017	1Q 2016	2016
Brokerage commissions	65,217	64,094	248,116
Fee for brokerage transactions	5,025	4,154	16,250
Net brokerage commission income	60,192	59,940	231,866

1.	Based on K-IFRS separate financial statements

(3)	Discretionary Investment Management Operations

1)	Discretionary Investment Management Contracts

	(Units: number of contracts, KRW millions)
Category	1Q 2017	1Q 2016	Increase (Decrease)
Number of customers (persons)	273,545	267,490	6,055
Number of discretionary investment contracts	288,290	281,328	6,962
Aggregate amount (valuation amount) of assets under discretionary management (KRW millions)	3,005,969	2,807,245	198,724

2)	Management Commission Income

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016	Increase (Decrease)
Discretionary management commissions	987	1,013	(26)
Other commissions	14	0	14

Total	1,001	1,013	(12)

3)	Assets under Management (Contract Amount)

(Units: number of contracts, KRW millions)

Category		Financial Investment Companies		Banks		Insurance Companies (Own Accounts)		Insurance Companies (Special Accounts)		Pension and Funds		Merchant Banks		Individuals		Others		Total
		Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets	Number of Contracts	Amount of Assets
Managed assets – domestic	Regular investors	8	343	1	—	—	—	—	—	1	—	—	—	286,135	983,997	1,700	456,605	287,845	1,440,945
	Professional investors	53	146,816	13	—	46	47,007	22	8,012	91	493,634	—	—	11	626	205	666,657	441	1,362,751

	Total	61	147,159	14	—	46	47,007	22	8,012	92	493,634	—	—	286,146	984,622	1,905	1,123,262	288,286	2,803,696

Managed assets – foreign	Regular investors	—	—	—	—	—	—	—	—	—	—	—	—	2	1,176	1	100	3	1,276
	Professional investors	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1	—	1	—

	Total	—	—	—	—	—	—	—	—	—	—	—	—	2	1,176	2	100	4	1,276

Total	Regular investors	8	343	1	—	—	—	—	—	1	—	—	—	286,137	985,173	1,701	456,705	287,848	1,442,221
	Professional investors	53	146,816	13	—	46	47,007	22	8,012	91	493,634	—	—	11	626	206	666,657	442	1,362,751

	Total	61	147,159	14	—	46	47,007	22	8,012	92	493,634	—	—	286,148	985,799	1,907	1,123,362	288,290	2,804,972

4)	Breakdown of Investment Management Contracts by Amount (Contract Amount)

					(Units: number, KRW millions, %)
Category	Number of Contracts				Contract Amount
	Regular Investors	Professional Investors	Total	Ratio	Regular Investors	Professional Investors	Total	Ratio
Less than KRW100 million	285,580	397	285,977	99.20	467,104	63	467,167	16.65
KRW100 million to less than KRW300 million	1,717	1	1,718	0.60	263,078	114	263,192	9.38
KRW300 million to less than KRW500 million	261	5	266	0.09	99,536	1,893	101,429	3.62
KRW500 million to less than KRW1 billion	155	7	162	0.06	100,448	5,237	105,684	3.77
KRW1 billion to less than KRW5 billion	107	7	114	0.04	207,861	17,876	225,736	8.05
KRW5 billion to less than KRW10 billion	15	5	20	0.01	108,105	47,365	155,470	5.54
KRW10 billion or more	13	20	33	0.01	196,091	1,290,204	1,486,295	52.99

Total	287,848	442	288,290	100.00	1,442,221	1,362,751	2,804,972	100.00

5)	Management of Investment Assets (Valuation Amount)

			(Unit: KRW millions)
Category		Code	Domestic	Foreign	Total
Current assets		Deposits (including customer margin)	28,512	59	28,572
		Demand deposits	1,319,487	—	1,319,487
		Fixed deposits	—	—	—
		Certificates of deposit	—	—	—
		Call loans	—	—	—
		Securities purchased under repurchase agreements	30,240	—	30,240
		Commercial paper	1,431,164	—	1,431,164
		Others	—	—	—
		Subtotal	2,809,404	59	2,809,463

	Debt securities	Treasury bonds, municipal bonds	2,426	—	2,426
		Special bonds	—	—	—
		Financial bonds	464	—	464
		Corporate bonds	7,274	—	7,274
		Others	—	—	—
		Subtotal	10,164	—	10,164
	Equity securities	Stocks	54,011	303	54,314
		Warrants	—	—	—
Securities		Equity interests	—	—	—
		Others	—	—	—
		Subtotal	54,011	303	54,314
	Beneficiary certificates	Trust beneficiary certificates	—	—	—
		Investment trust beneficiary certificates	2,964	—	2,964
		Others	—	—	—
		Subtotal	2,964	—	2,964
	Investment contract securities		0	0	0

	Derivatives-linked securities	Equity-linked securities	129,423	—	129,423
		Equity-linked warrants	—	—	—
		Others	—	—	—

		Subtotal	129,423	—	129,423

	Depositary shares		—	—	—
	Others		—	—	—

	Subtotal		196,562	303	196,865

Category		Code	Domestic	Foreign	Total

Derivatives	Exchange-traded derivatives	Interest-rate related transactions	—	—	—
		Currency-related transactions	—	—	—
		Stock-related transactions	—	—	—
		Others	6	—	6
		Subtotal	6	—	6
	Over-the-counter derivatives	Interest-rate related transactions	—	—	—
		Currency-related transactions	—	—	—
		Stock-related transactions	—	—	—
		Others	—	—	—
		Subtotal	—	—	—
	Subtotal		6	—	6

Others			(365)	—	(365)

Total			3,005,607	362	3,005,969

(4)	Securities Underwriting Operations

1)	Performance of Underwriting Operations

								(Unit: KRW millions)
Category	1Q 2017			1Q 2016			2016
	Bookrunner	Underwriter	Underwriting Commissions	Bookrunner	Underwriter	Underwriting Commissions	Bookrunner	Underwriter	Underwriting Commissions
Initial public offering	—	—	2,281	32,551	32,551	911	322,145	301,058	6,996
Stocks	16,464	16,464	247	—	—	—	996,874	1,047,061	3,442
Treasury bonds	—	2,660,000	553	—	520,000	122	2,899,420	13,001,473	1,173
Corporate bonds	12,685,659	5,377,359	6,087	3,116,840	1,725,140	1,627	59,633,612	30,320,840	22,115
Foreign currency securities	—	—	—	—	—	—	—	—	—
Others	922,290	2,158,989	4,081	539,100	1,242,060	1,129	8,131,010	10,825,263	10,403

Total	13,624,413	10,212,812	13,248	3,688,491	3,519,751	3,789	71,983,061	55,495,695	44,129

1.	Based on K-IFRS separate financial statements

2)	Income from Underwriting Operations

	(Unit: KRW millions)
Category	1Q 2017	1Q 2016	2016
Underwriting commissions	13,248	3,789	16,637
Commission expense	37	37	37

Total	13,211	3,752	16,600

1.	Based on K-IFRS separate financial statements

(5)	Trust Operations

1)	Profit from Trust Operations (Trust Accounts)

						(Unit: KRW)
Account Name					Trust Fees and Commissions	Commissions Received from Termination
Unspecified money in trust					0	0
Money trust	Dividend paying trust	Specified		Money market trust	84,834,774	0
				Investment advisory	0	0
				Treasury shares	24,283,563	0
				Bonds	406,835,586
				Stock (excluding investment advisory and treasury shares)	0	0
				Equity-linked	3,849,444	0
				Fixed deposit	796,468,752	0
			Retirement pension	Defined benefit	327,729,978	0
				Defined contribution	88,066,013	0
				Individual retirement account	63,705,086	0
				Subtotal	479,501,077	0
				Others	4,212,844	0

		Total dividend paying trusts			1,799,986,040	0

Account Name				Trust Fees and Commissions	Commissions Received from Termination
Property trust	Securities			2,046,000	0
	Monetary claims			20,000,000	0
	Personal property			0	0
	Real estate trust	Land trust	Loan	0	0
			Management	0	0
			Subtotal	0	0
		Management trust	Type A	0	0
			Type B	0	0
			Subtotal	0	0
		Disposal trust		0	0
		Collateral trust		0	0
		Sales management trust		0	0

		Total real estate trust		0	0

	Real estate related rights			0	0
	Intangible property rights			0	0

	Total property trust			22,046,000	0

Comprehensive property trust				0	0

Others				0	0

Total				1,822,032,040	0

2)	Status per Type of Trust

(Units: KRW, except number of accounts)
Type					December 31, 2016		Increase		Decrease		March 31, 2017
					Number of Accounts	Amount	Number of Accounts	Amount	Number of Accounts	Amount	Number of Accounts	Amount
Money trust	Unspecified money in trust				0	0	0	0	0	0	0	0
	Dividend paying trust	Specified		Money market trust	76	530,584,603,592	156	5,670,200,742,408	142	5,743,297,105,749	90	457,488,240,251
				Investment advisory	0	0	0	0	0	0	0	0
				Treasury shares	10	37,000,000,000	4	20,500,000,000	1	5,000,000,000	13	52,500,000,000
				Bonds	574	2,838,912,735,285	76	2,192,683,117,349	140	2,210,071,372,175	510	2,821,524,480,459
				Stock (excluding investment advisory and treasury shares)	0	0	0	0	0	0	0	0
				Equity-linked	0	0	7	173,722,000,000	0	0	7	173,722,000,000
				Fixed deposit	68	9,077,447,740,900	100	4,234,349,926,882	64	5,020,947,403,735	104	8,290,850,264,047
			Retirement pension	Defined benefit	294	555,803,207,189	6	14,534,092,890	1	11,035,905,962	299	559,301,394,117
				Defined contribution	488	191,210,701,438	19	26,613,425,301	12	12,746,061,873	495	205,078,064,866
				Individual retirement account	1,753	120,318,535,276	557	50,580,836,860	381	26,679,888,600	1,929	144,219,483,536
				Subtotal	2,535	867,332,443,903	582	91,728,355,051	394	50,461,856,435	2,723	908,598,942,519
			Others		26,556	201,237,265,291	90	43,360,128,121	4,768	27,935,962,182	21,878	216,661,431,230

		Total dividend paying trusts			29,819	13,552,514,788,971	1,015	12,426,544,269,811	5,509	13,057,713,700,276	25,325	12,921,345,358,506

Property trust	Securities				1	3,000,000,000	0	0	1	3,000,000,000	0	0
	Monetary claims				6	521,380,000,000	1	6,500,000,000	1	34,180,000,000	6	493,700,000,000
	Personal property				0	0	0	0	0	0	0	0
	Real estate trust	Land trust		Loan	0	0	0	0	0	0	0	0
				Administrative	0	0	0	0	0	0	0	0
				Subtotal	0	0	0	0	0	0	0	0
		Management trust		Type A	0	0	0	0	0	0	0	0
				Type B	0	0	0	0	0	0	0	0
				Subtotal	0	0	0	0	0	0	0	0
		Disposal trust			0	0	0	0	0	0	0	0
		Collateral trust			0	0	0	0	0	0	0	0
		Sales management trust			0	0	0	0	0	0	0	0
		Total real estate trust			0	0	0	0	0	0	0	0
	Real estate related rights				0	0	0	0	0	0	0	0
	Intangible property rights				0	0	0	0	0	0	0	0

	Total property trust				7	524,380,000,000	1	6,500,000,000	2	37,180,000,000	6	493,700,000,000

Comprehensive property trust					0	0	0	0	0	0	0	0

Others					0	0	0	0	0	0	0	0

Total					29,826	14,076,894,788,971	1,016	12,433,044,269,811	5,511	13,094,893,700,276	25,331	13,415,045,358,506

(6)	Credit Extension Operations

1)	Credit Extension Limits

Category	March 31. 2017	Remarks
Credit extension limit	KRW 2,500,000 million	Pursuant to Article 4-23 of Regulations on Financial Investment Business (Limit on credit extension for each company)

2)	Interest Rates

Interest Rate						Overdue Interest Rate	Remarks
Loans on Margin Accounts			Loans Secured by Deposited Securities
General	1 –15 days:	6.5% per annum	Based on lending period	1 – 30 days:	6.5% per annum
	16 – 30 days:	7.0% per annum		31 – 90 days:	7.5% per annum
	31-60 days:	7.5% per annum		91 – 180 days:	8.5% per annum
	61-90 days:	8.0% per annum		Over 181 days:	8.7% per annum
	Over 91 days:	8.7% per annum
Bull Accounts	8.0% per annum		Based on customer classifications	Royal Black:	6.0% per annum	12%	—
				Royal Purple:	6.75% per annum
				Royal Green:	7.0% per annum
				Royal Blue:	7.25% per annum
				Noble/Family/Friends:	7.75% per annum
				Corporate:	7.25% per annum

–	Loans secured by unlisted stocks: 8.0% - 10.5% per annum
–	Loans on cash management accounts: 7.0% - 8.0% per annum

–	Loans secured by securities in the employee stock ownership plan accounts: 4.9% - 6.9% per annum
–	Loans secured by money market accounts: 4.5% - 6.9% per annum
–	Loans secured by proceeds from sale of securities in brokerage accounts: 8.0% per annum
–	Loans secured by proceeds from sale of investment funds: 7.5% per annum

3)	Loans on Margin Accounts and Debt Balance/Outstanding Loans

		(Unit: KRW millions)
Category	2017.01.01- 2017. 03.01	Remarks
Loans on margin accounts	691,230	Includes loans
Stock loans on margin accounts	0	Includes stock loans only
Loans secured by deposited securities	1,550,400	—

Total credit extension	2,241,631	—

※	Loans on margin accounts include distribution finance (securities finance) loans.

(7)	Trading of Bonds under Repurchase Agreements

			(Unit: KRW millions)
Category		1Q 2017	2016	2015
Balance	Bonds sold under repurchase agreements	8,233,763	6,988,406	5,967,005
	(Large repurchase agreements)	—	—	—
	Bonds purchased under resale agreements	200	200	200

(8)	Status of Derivatives Trading

1)	Status of Derivatives Trading

					(Unit: KRW millions)
Category		Interest Rate	Currency	Stock	Others	Total
Purpose	Hedging	39,022,659	6,166,377	10,668,923	971,077	56,829,036
	Trading	33,024,434	3,304,221	7,106,139	9,516	43,444,310
Market	Exchange	59,024,563	4,720,349	15,395,416	16,636	79,156,964
	Over-the-counter	13,022,531	4,750,250	2,379,648	963,958	21,116,387
Type	Forwards	—	4,750,250	—	—	4,750,250
	Futures	59,024,563	4,720,348	14,833,276	16,636	78,594,823
	Swaps	13,000,209	—	2,377,647	379,414	15,757,270
	Options	22,322	—	564,139	584,543	1,171,004

1.	Based on K-IFRS separate financial statements
2.	The figures for futures represent the sum of the purchase and sale settlement amount.

2)	Status of Credit Derivatives Trading

Based on balances as of March 31, 2017	(Units: USD, KRW)
Category	Sale			Purchase
	Foreign	Domestic	Total	Foreign	Domestic	Total
Credit default swaps (KRW) (FICC Derivatives Dept.)	630,000,000,000	270,000,000,000	900,000,000,000	630,000,000,000	270,000,000,000	900,000,000,000
Credit default swaps (USD) (FICC Derivatives Dept.)	651,800,000	852,990,000	1,504,790,000	651,800,000	852,990,000	1,504,790,000
Credit linked notes (KRW) (FICC Derivatives Dept.)	—	—	—	—	503,968,360,840	503,968,360,840
Credit linked notes (USD) (FICC Derivatives Dept.)	217,000,000	52,128,000	269,128,000	217,000,000	52,128,000	269,128,000
Credit linked notes (KRW) (FICC Derivatives Dept.)	10,000,000,000	—	10,000,000,000	—	—	—
Credit linked notes (KRW) (FICC Derivatives Dept.)	—	35,500,000,000	35,500,000,000	—	—	—

3)	Details of Credit Derivatives Transactions

Category		Currency	Acquisition Year	Number of Transactions
KB Securities as protection seller	Credit default swaps	KRW	2017	3
			2016	7
			2015	6
		USD	2016	2
			2015	7
			2014	2
			2013	25
			2012	18
	Credit linked notes	USD	2016	2
			2015	3
KB Securities as protection buyer	Credit default swaps	KRW	2017	3
			2016	6
			2015	5
		USD	2016	2
			2015	6
			2014	2
			2013	25
			2012	18
	Credit linked notes	KRW	2017	34
			2016	51
		USD	2016	2
			2015	3

G.	Overview of Brokerage Fees

(As of March 31, 2017)
Category		Regular Trading		Home Trading System (Internet, PC)
		Amount/Price	Commission Rate	Amount	Commission Rate
Stock	Securities Market/ KOSDAQ Market/ KONEX Market	KRW200 million or less	0.4973%	Less than KRW10 million	0.1573%+ KRW1,000
				From KRW10 million to less than KRW50 million	0.1273%+ KRW2,000
		Greater than KRW200 million to KRW500 million	0.4473%+KRW100,000	From KRW50 million to less than KRW100 million	0.0873%
				KRW100 million or more	0.0773%
		Greater than KRW500 million	0.3973%+ KRW350,000	Automated response system (ARS)	0.2473%
				Mobile (mobile trading system)	0.1973%
Exchange-traded funds/ Exchange-traded notes		KRW200 million or less	0.4978%	Less than KRW10 million	0.1578%+ KRW1,000
				KRW10 million to less than KRW50 million	0.1278%+ KRW2,000
		Greater than KRW200 million to KRW500 million	0.4478%+ KRW100,000	KRW50 million to less than KRW100 million	0.0878%
				Greater than KRW100 million	0.0778%
		Greater than KRW500 million	0.3978%+ KRW350,000	Automated response system (ARS)	0.2478%
				Mobile (mobile trading system)	0.1978%

Futures (Mini-futures)		Regular trading	0.0398%	Online Trading (Stock futures, CME)		0.0098%
Options	KOSPI200 (Mini KOSPI 200)	Option price less than 0.4	0.5830% + KRW25	Less than KRW10 million	Option price less than 0.4	0.3830% + KRW25
					0.4 to less than 2.45	0.3956%
		0.4 to less than 2.45	0.5956%		2.45 and above	0.3830% + KRW155
				KRW10 million and above	Option price less than 0.4	0.2830% + KRW25
		2.45 and above	0.5830% + KRW155		0.4 to less than 2.45	0.2956%
					2.45 and above	0.2830% + KRW155
		0.6% upon final trade on maturity date
	Stock	Option price less than KRW4,000	0.5830% + KRW 5	Less than KRW10 million	Option price less than KRW4,000	0.3830% + KRW5
					KRW4,000 to less than KRW16,000	0.3956%
		KRW4,000 to less than KRW16,000	0.5956%		KRW16,000 and above	0.3830% + KRW20
				KRW10 million and above	Option price less than KRW4,000	0.2830% + KRW5
		KRW16,000 or above	0.5830% + KRW20		KRW4,000 to less than KRW16,000	0.2956%
					KRW16,000 and above	0.2830% + KRW20
		0.6% upon final payment at maturity
	USD	Option price less than 11.90	1.5% + KRW15	Option price less than 11.90		0.5% + KRW15

	11.90 to less than 23.80	1.5%	11.90 to less than 23.80	0.5%
	23.80 and above	1.5% + KRW30	23.80 and above	0.5% + KRW30
	1.5% upon final trade on maturity date
Eurex-Linked Options (overseas options)	—	1.0%	—	0.30%
Equity-linked warrant	Regular trading	0.2978%	Online trading	0.0678%
K-OTC	—	0.60%	HTS (Internet, PC communications, etc. )	0.07%
			Automated response system (ARS)	0.40%
Interest rate futures	Regular trading (3-, 5-, 10-year treasury bonds)	KRW4,000 per contract	Online trading (3-, 5-, 10-year treasury bonds)	KRW3,000 per contract
	Final trade on maturity date (3-, 5-, 10-year Bond)	KRW4,000 per contract
	KRW4,000 per contract upon final trade on maturity date
Currency Futures	Regular trading (USD, JPY, CNY, EUR futures)	KRW1,600 per contract	Online trading (USD, JPY, CNY, EUR futures)	KRW1,800 per contract
	KRW1,800 upon final trade on maturity date (USD, JPY, CNY, EUR Futures)
Commodity futures	Regular trading (gold futures)	KRW1,000 per contract	Online trading (gold futures)	KRW300 per contract
	KRW 1,000 upon final trade on maturity date
	Regular trading (pork futures)	KRW5,000 per contract	Online trading (pork futures)	KRW3,000 per contract
	KRW 5,000 upon final trade on maturity date
National and local government bonds futures	Per contract	KRW4,000	Per contract	KRW3,000
Commodity	Regular trading (KRX Gold Market)	0.55% of the sales transaction price	Online trading (KRX Gold Market)	0.3% of transaction value

1.	In the case of brokerage fees for option products, fixed-rate fees are calculated based on the transaction price and flat fees are calculated per contract.
2.	The foregoing brokerage fees are based on the criteria of former Hyundai Securities. The brokerage fees of former KB Investment & Securities will be separately managed until the data processing systems of both companies have been integrated.

H.	Products

•	Wrap products

•	Collective investment securities

•	Trust products

•	Retirement pension products

•	Derivatives-linked securities

•	Derivatives-linked bonds

•	Hedge fund products

[KB Kookmin Card]

A.	Overview of Business Operations

KB Kookmin Card was established in March 2011, through a horizontal spin-off of the credit card business of Kookmin Bank, in order to enhance the business capacity of the credit card operations of KB Financial Group and to strengthen the competitiveness of its non-banking businesses. KB Kookmin Card has established business strategies that are optimized for a dedicated credit card company, based on utilization of its banking network and its stable financing structure. KB Kookmin Card also plans to secure sustainable growth through development of new businesses.

In relation to the incident involving the misappropriation of personal information in early 2014, KB Kookmin Card strengthened its security measures relating to customer information protection by building a virtual reality PC environment, separating the internet protocol router network and using fingerprint user authentication programs. By continuously supplementing internal customer information management procedures, KB Kookmin Card built one of the leading customer information protection systems in the industry. KB Kookmin Card has also received the Information Security Management System (“ISMS”) certification in October 2016 from the Financial Security Institute, which has been designated as the ISMS accreditation body by the Ministry of Science, ICT and Future Planning pursuant to the Information and Communications Act, after comprehensive review of KB Kookmin Card’s information protection management process and measures. In addition, in order to be recognized as a reliable and trustworthy company among customers, KB Kookmin Card is focusing on prioritizing customer value in terms of all aspects of its business, including product development, processing and marketing channels.

KB Kookmin Card plans to continuously release market-leading products catering to customer needs based on big data. In order to expand the foundation for future growth, KB Kookmin Card plans to play a leading role in future payment markets (such as streamlined mobile payment services) and to actively pursue business alliances and new business opportunities with other companies at the group level.

(1)	Credit Sale

A credit sale denotes a credit card member making a payment for services and goods with a credit card at affiliated member stores. Credit sales are divided into lump sum payments and installment payments depending on whether the payments occur in a lump sum or in two or more installments.

(2)	Short-term Credit Loan (Cash Advance Service)

A short-term credit loans are cash advances made to a credit card member within a predetermined limit from the credit card company. Short-term credit loans can be requested at ATMs, branches, through ARS and on the internet.

(3)	Partial Payment Deferral (Revolving)

If a credit card member pays at least the amount calculated based on either the payment ratio determined by the card member himself (desired transaction amount) or the minimum payment ratio determined by the credit card company (minimum transaction amount), the remaining amount is deferred to the next payment date and the credit card can continue to be used within the remaining usage limits.

(4)	Long-term Credit Loan (Card Loan)

Long-term credit loans are offered to members independently from short-term credit loans. The limit for long-term credit loans is determined based on factors such as the creditworthiness and income level of the member.

(5)	Non-Card Member Credit Loan

Non-card member credit loans are loans offered to non-members such as debit card holders. Similar to long-term credit loans, the limit is determined based on factors such as the creditworthiness and income level of the borrower.

(6)	Automobile Installment Financing

Automobile installment financing provides for installment payments on loans to credit card members, who are preselected through credit evaluations, for purchases of new domestic automobiles for personal use.

(7)	Others

In order to meet the diverse needs and expectations of customers, KB Kookmin Card provides lifestyle services such as insurance and domestic and international travel and shopping (points mall, affiliated malls and mail order).

◾	Matters Relating to Subsidiaries

(1)	KB Kookmin Card Second Securitization Co., Ltd.

On October 8, 2014, KB Kookmin Card Second Securitization Co., Ltd. (“Second Securitization”) was established pursuant to the Asset-backed Securitization Act. Pursuant to a trust agreement, the Company transferred current receivables and future receivables (to be generated during a specified period) for designated card transaction accounts into trust accounts at Citibank Korea Inc. Citibank Korea issued asset-backed beneficiary certificates (investor beneficiary certificates, transferee beneficiary certificates and subordinated transferee beneficiary certificates) based on such accounts. Of the asset-backed beneficiary certificates, transferee beneficiary certificates and subordinated transferee beneficiary certificates were issued to KB Kookmin Card as the beneficiary and investor beneficiary certificates were issued to Second Securitization as the beneficiary.

On November 10, 2014, Second Securitization acquired such investor beneficiary certificates and related rights, and based on such rights, Second Securitization engages in business activities such as issuance of asset-backed securities and the management, operation and disposal of securitized assets.

(2)	Wise Mobile Securitization Specialty (Seventh ~ Eighteenth)

Wise Mobile Securitization Specialty (“Wise Mobile”) was established pursuant to the Asset-Backed Securitization Act. During the course of managing its factoring business, KB Kookmin Card securitizes and monetizes subscribers’ cellphone installment payment receivables acquired from SK Telecom’s branches. Wise Mobile was established to improve KB Kookmin Card’s financial structure and asset soundness and to reduce its fund raising costs through such early monetization of receivables. Wise Mobile provides the purchase price of the securitized assets by issuing asset-backed bonds based on cellphone installment payment receivables acquired from KB Kookmin Card. Wise Mobile pays the principal and interest of the asset-backed bonds with the funds collected from the securitized assets.

(3)	Heungkuk Life Specified Money Trust

On August 31, 2016, KB Kookmin Card entered into a specified money trust agreement with Heungkuk Life Insurance Co., Ltd. (end of trust period: August 31, 2020) pursuant to which it entrusted the latter with USD 50 million as the first commitment, and instructed the acquisition of privately placed bonds issued by Indochina Bank in Laos for management of the funds placed in the trust (issuance size of USD 50 million, to mature on August 31, 2020). All gains and losses arising from the management of the trusted assets are attributed to KB Kookmin Card, which is the beneficiary, and Heungkuk Life, the trustee, performs all services related to the opening and management of the trust account, including management of trusted funds in accordance with management instructions.

B.	Business Performance

K-IFRS consolidated basis	(Units: KRW millions, %)
Type	1Q 2017 (2017.1.1~3.31)		2016 (2016.1.1~12.31)		2015 (2015.1.1~12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Credit sales	426,747	53.08	1,595,396	52.87	1,540,260	51.43
Short-term card loans (cash advances)	40,531	5.04	158,821	5.26	171,080	5.71
Long-term card loans (card loans)	148,699	18.49	523,581	17.35	452,305	15.10
Revolving contracts	58,048	7.22	242,613	8.04	267,115	8.92
Annual fees	28,944	3.60	105,270	3.49	86,435	2.89
Business partnership fees	3,539	0.44	18,411	0.61	22,959	0.77
Other card income	47,458	5.90	172,272	5.71	174,596	5.83
Others	50,086	6.23	201,204	6.67	280,058	9.35

Total	804,052	100.00	3,017,568	100.00	2,994,808	100.00

C.	Funding and Fund Management

K-IFRS consolidated basis			(Units: KRW millions, %)
Type			1 Q 2017			2016			2015
			Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
			Balance	Proportion		Balance	Proportion		Balance	Proportion
Funding	Local currency	Borrowings	779,400	4.81	1.77	215,133	1.35	1.86	30,651	0.19	3.39
		Debentures	8,988,728	55.49	2.51	9,516,968	59.84	2.80	9,970,113	62.38	3.16
		Others	2,083,742	12.86	0.15	1,975,329	12.42	0.15	1,964,260	12.29	0.15

		Subtotal	11,851,870	73.16	2.04	11,707,430	73.61	2.33	11,965,024	74.86	2.66

	Foreign currency	Foreign currency debentures	344,587	2.13	2.12	347,328	2.18	2.11	337,234	2.11	2.16

	Others	Total capital	4,003,513	24.71	—	3,850,242	24.21	—	3,680,562	23.03	—

	Total		16,199,970	100.00	1.54	15,905,000	100.00	1.76	15,982,820	100.00	2.04

Fund Management	Local currency	Cash and deposits	645,472	3.98	1.14	778,165	4.89	1.36	863,928	5.41	1.58
		Available for sale financial assets	66,486	0.41	—	62,465	0.39	—	56,658	0.35	—
		Equity attributable to investment in associates	1,570	0.01	—	20	0.00	—	—	—	—
		Bonds	14,736,973	90.97	8.83	14,230,501	89.48	8.76	14,221,186	88.98	8.98

		Subtotal	15,450,501	95.37	8.47	15,071,151	94.76	8.34	15,141,772	94.74	8.53

	Others	Tangible/ intangible assets	172,677	1.07	—	158,073	0.99	—	155,768	0.97	—
		Other assets	576,792	3.56	—	675,776	4.25	—	685,280	4.29	—

		Subtotal	749,469	4.63	—	833,849	5.24	—	841,048	5.26	—

	Total		16,199,970	100.00	8.08	15,905,000	100.00	7.90	15,982,820	100.00	8.08

D.	Usage by Product (Transaction Volume)

		(Units: KRW millions, %)
	Type	1Q 2017		2016		2015
		Amount	Proportion	Amount	Proportion	Amount	Proportion
Credit Card	Single payment	13,818,483	45.98	51,967,043	46.00	47,740,719	46.68
	Installments	3,581,010	11.91	13,067,609	11.57	11,731,793	11.47
	Short-term card loans (cash advances)	2,149,762	7.15	8,630,496	7.64	8,776,766	8.58
	Long-term card loans (card loans)	1,740,301	5.79	6,063,702	5.37	5,201,810	5.09
	Purchase cards	—	—	—	—	—	—
	Others[1]	87,157	0.29	404,264	0.36	284,231	0.28
	Check Cards	8,383,941	27.89	32,428,011	28.70	26,274,287	25.69
	General loans	64,975	0.22	199,388	0.18	37,969	0.04
	Installment Finance	230,081	0.77	202,969	0.18	385	—
	Factoring[2]	—	—	—	—	2,223,528	2.17

	Total	30,055,710	100.00	112,963,482	100.00	102,271,488	100.00

1.	Others: credit card usage of overseas customers (single payment, short-term card loans (cash advances)).
2.	Factoring: out of the 2015 purchased receivables, KRW1,263 million cancelled receivables bonds occurred during the first quarter of 2016 (purchasing of new receivables was suspended from January 1, 2016).

E.	Balance by Product

		(Units: KRW millions, %)
	Type	1 Q 2017		2016		201
		Balance	Proportion	Balance	Proportion	Balance	Proportion
Credit Card	Single payment	4,822,961	31.73	4,699,355	31.88	4,501,449	30.31
	Installments	3,456,745	22.74	3,360,179	22.80	2,873,857	19.35
	Short-term card loans (cash advances)	1,180,958	7.77	1,178,312	8.00	1,210,142	8.15
	Long-term card loans (card loans)	4,599,783	30.27	4,286,322	29.09	3,528,095	23.75
	Purchase cards	12	0.00	12	0.00	100	0.00
	Others[1]	3,497	0.02	4,217	0.03	3,992	0.03
	General loans	159,385	1.05	138,355	0.94	28,021	0.19
	Installment Finance	395,309	2.60	188,009	1.28	365	0.00
	Factoring	523,823	3.45	821,417	5.57	2,705,753	18.22
	Call loans	55,805	0.37	60,425	0.41	—	—

	Total	15,198,278	100.00	14,736,603	100.00	14,851,774	100.00

1.	Others: credit card balance of overseas customers (single payment, short-term card loans (cash advances)).

F.	Customers and Merchants

	(Units: thousand people, thousand units)
Type		1Q 2017	2016	2015
Number of Customers	Individual	18,630	18,774	18,462
	Corporate	790	781	753

	Total	19,420	19,555	19,215

Merchants		2,430	2,414	2,279

1.	Customers who own one or more non-expired check cards or credit cards as of the record date.
2.	Corporate customers are accounted for by corporate registration number.

[KB Life Insurance]

A.	Overview of Business Operations

Established in 2004, KB Life Insurance is a comprehensive insurance company that seeks to offer a variety of products and services tailored to the needs of its customers, through various sales channels including bancassurance channels, financial consultants, direct marketing channels and corporate sales agencies.

As of the end of March 2017, KB Life Insurance had 371 employees, 744 registered agents, and 31 operating branches (including headquarters, regional headquarters and regional groups). As of the end of March 2017, KB Life Insurance achieved KRW 390,582 million in insurance premiums on a cumulative basis

B.	Types of Business

Business Type	Description of Business	Affiliate
Insurance	Life insurance services and related services	KB Life Insurance

C.	Funding and Fund Management

(1)	Funding

								(Units: KRW millions, %)
Type		1Q 2017			2016			2015
		(2017.3.31)			(2016.12.31)			(2015.12.31)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion
Life Insurance	Survival insurance	5,124,718	62.6	2.58	4,963,059	62.4	2.54	4,561,660	62.1	2.91
	Death insurance	252,858	3.1	4.21	195,231	2.5	3.99	130,737	1.8	4.65
	Combination	1,809,862	22.1	3.22	1,867,883	23.5	3.25	1,839,323	25.0	3.53
	Group	2,296	0.0	7.50	813	0.0	7.50	760	0.0	7.50
	Other	999,286	12.2	0.00	925,553	11.6	0.00	819,300	11.1	0.00

	Total	8,189,020	100.0	—	7,952,539	100.0	—	7,351,780	100.0	—

1.	Based on K-IFRS consolidated financial statements
2.	Other = periodical insurance fee reserve (special account) + reserves + reserves for reinsurance premium + (-) reserve adjustment account for reinsurance ceded + excess participating policyholder dividend reserve + reserve for loss of dividend contract
3.	Average balance of reserve: average balance of (periodical insurance fee reserve + unearned premium + guarantee reserve + reserve for participating policyholder’s dividends)

(2)	Fund Management Performance

								(Units: KRW millions, %)
Type		1Q 2017			2016			2015
		(2017.3.31)			(2016.12.31)			(2015.12.31)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
		Balance	Proportion		Balance	Proportion		Balance	Proportion
Life Insurance	Cash/ Deposits	341,125	4.45	2.62	264,002	3.51	3.69	231,632	3.94	4.11
	Securities	6,426,469	83.81	3.22	6,397,043	84.96	3.39	5,050,726	85.94	3.85
	Borrowings	900,267	11.74	3.94	868,343	11.53	4.19	594,640	10.12	5.36

	Total	7,667,861	100.00	—	7,529,388	100.00	—	5,876,998	100.00	—

1.	Based on K-IFRS consolidated financial statements

D.	Scope of Business

(1)	Accounts by Type of Insurance

				(Units: accounts, KRW millions, %)
Type	Survival	Death	Combination	Group	Special Account	Total
Accounts	186,540	143,400	76,949	193,593	38,538	639,020
Insurance amount	7,124,426	7,114,211	2,270,089	412,558	1,864,005	18,785,289
Composition (per account)	29.19	22.44	12.04	30.30	6.03	100.00

1.	Composition reflects composition of the insurance contracts held.

(2)	Premium Income by Type of Insurance

						(Units: KRW millions, %)
Type	1Q 2017		1Q 2016		2016		2015
	(2017.1.1~2017.3.31)		(2016.1.1~2016.3.31)		(2016.1.1~2016.12.31)		(2015.1.1~2015.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion	Balance	Proportion
Survival	140,327	35.92	231,252	61.07	716,015	55.43	870,915	54.31
Death	52,402	13.42	27,448	7.25	152,418	11.80	82,390	5.14
Combination	60,856	15.58	84,189	22.24	285,891	22.13	367,181	22.90
Group	4,528	1.16	5,448	1.44	7,355	0.57	5,898	0.36
Separate Account	132,469	33.92	30,274	8.00	130,069	10.07	277,211	17.29

Total	390,582	100.00	378,611	100.00	1,291,748	100.00	1,603,595	100.00

1.	Risk premiums and operational expenses included in the premium income of the separate account are included in the general account (survival, death, combination and group).

E.	Business Performance

			(Unit: KRW millions)
Type	1Q 2017	1Q 2016	2016	2015
	(2017.1.1~2017.3.31)	(2016.1.1~2016.3.31)	(2016.1.1~2016.12.31)	(2015.1.1~2015.12.31)
Insurance income	(57,886)	103,024	109,504	416,614
Insurance operating revenue	259,650	349,570	1,167,478	1,331,258
Insurance operating expense	317,536	246,546	1,057,974	914,644
Investment income	68,607	68,508	265,303	249,930
Investment operating revenue	98,190	78,286	302,811	281,684
Investment operating expense	29,583	9,778	37,508	31,754
Provision (reversal) of policy reserves	(3,160)	164,768	365,765	658,747
Operating income	13,881	6,764	9,042	7,797
Non-operating income	2,371	2,162	7,713	10,703
Non-operating revenue	3,133	2,871	10,758	13,412
Non-operating expense	762	709	3,045	2,709
Ordinary income	16,252	8,926	16,755	18,500
Income tax expense	3,395	2,216	4,041	7,938
Profit for the period	12,857	6,710	12,714	10,563

1.	Based on K-IFRS consolidated financial statements

F.	Overview of Asset Management

- Asset Management Ratio

	(Units: KRW millions, %)
Type	1Q 2017	2016	2015
Total assets (A)	8,071,726	8,021,104	7,664,135
Operating assets (B)	7,695,504	7,646,801	7,299,577
Asset operation rate (B/A)	95.34	95.33	95.24

1.	Based on K-IFRS consolidated financial statements
2.	Total assets = Total assets from comprehensive balance sheet – separate account assets
3.	KB Life Insurance manages its funds comprehensively and not by business sector (channel).

G.	Major Products and Services

•	Bancassurance

•	General Agencies

•	Direct Marketing

•	Financial Consultants

[KB Asset Management]

A.	Overview of Business Operations

KB Asset Management is a comprehensive asset management firm that provides services relating to stocks, bonds, overseas investments, real estate, infrastructure and private equity funds. KB Asset Management focuses on generating sustainable and stable management fees, and has implemented the industry’s first evaluation system for fund managers centered on long-term profitability.

At the end of the first quarter of 2017, trust balances of special asset funds, which are alternative investment products, increased by 10.6% compared to the end of 2016, although the overall trust balances decreased by 1.8% compared to the end of 2016 because equity fund trust balances decreased by 9.0% compared to the end of 2016 resulting from an increase in redemptions to realize gains from a higher KOSPI. Trust balances for fixed income funds and mixed funds also decreased by 8.0% and 9.6%, respectively. Nevertheless, KB Asset Management maintains the third leading position in the industry with a market share of 7.39%.

Retirement pension funds are KB Asset Management’s leading products and have maintained the leading position in the market through asset management based on long-term investment principles and systematic risk management. KB Asset Management is also a leader in the alternative investment industry with stable and consistent returns in a low-interest, low-growth environment. Furthermore, in order to minimize fund management risks, KB Asset Management increased operational stability by strengthening its compliance and risk monitoring system.

B.	Scope of Business

			(Unit: KRW millions)
	Type	1Q 2017	2016	2015
		(2017.03.31)	(2016.12.31)	(2015.12.31)
Securities Investment Trust	Stocks	6,365,973	6,998,441	7,501,342
	Bonds	7,007,564	7,619,510	6,519,031
	Combination	3,552,265	3,927,756	5,372,441
	Funds	422,160	318,678	435,452

	Subtotal	17,347,962	18,864,385	19,828,266

	Derivative	1,964,890	1,766,900	1,342,079
	Real estate	1,684,318	1,633,934	1,319,126
	Short-term finance (MMF)	8,596,626	8,608,164	8,089,770
	Special asset	6,371,668	5,760,118	4,916,156
	Combined asset	56,094	46,032	—

	Total	36,021,558	36,679,533	35,495,397

	Discretionary contracts	16,144,605	15,971,718	11,995,060

	Total	52,166,163	52,651,251	47,490,457

C.	Business Performance

			(Unit: KRW millions)
Type	1Q 2017 (2017.1.1~2017.03.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)
Operating income	28,974	127,435	115,748
Interest income	467	2,216	3,652
Asset management fees	24,492	110,535	99,148
Commission income	4,006	14,684	12,948
Other	9	—	—
Operating expense	13,464	52,921	47,495
Commission expense	1,303	5,041	4,863
Other	274	63	78
Selling & administrative expense	11,887	47,817	42,554
Operating profit	15,510	74,514	68,253
Non-operating income	(105)	3,272	(36,728)
Income tax expense	3,372	19,030	6,944
Profit for the period	12,033	58,756	24,581

1.	Based on K-IFRS consolidated financial statements

D.	Funding and Fund Management

(1)	Funding

					(Units: KRW millions, %)
Type	1Q 2017		2016		2015
	(2017.03.31)		(2016.12.31)		(2015.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion
Funding (liabilities and total equity)	129,816	100.00	170,781	100.00	228,011	100.00
Liabilities	13,676	10.53	16,605	9.72	81,338	35.67
Deposits due to customers	1,000	0.77	—	0.00	5,000	2.19
Provisions	307	0.24	287	0.17	44,541	19.53
Deferred tax liabilities	1,258	0.97	81	0.05	—	0.00
Other liabilities	11,111	8.56	16,237	9.51	31,797	13.95
(Accounts payable)	—	0.00	1	0.00	14,800	6.49
(Accrued expense)	10,060	7.75	15,779	9.24	16,512	7.24
(Other)	1,051	0.81	457	0.27	485	0.21
Total equity	116,140	89.47	154,176	90.28	146,673	64.33

1.	Based on K-IFRS consolidated financial statements

(2)	Fund Management Performance

							(Units: KRW millions, %)
Type	1Q 2017			2016			2015
	(2017.03.31)			(2016.12.31)			(2015.12.31)
	Average Balance	Interest Rate	Portion	Average Balance	Interest Rate	Portion	Average Balance	Interest Rate	Portion
Fund management (total equity)	150,298	—	100.00	170,161	—	100.00	205,215	—	100.00
Cash and cash equivalents	3,357	1.79	42.15	70,804	1.86	41.61	101,045	2.19	49.24
Deposits	500	—	0.33	2,145	—	1.26	2,590	—	1.26
(Due from financial institutions for customers’ accounts)	500	—	0.33	2,145	—	1.26	2,590	—	1.26
Available-for-sale securities	5,638	3.0	23.71	40,270	3.0	23.67	46,548	3.0	22.69
Securities investment	3,146	—	2.09	3,091	—	1.82	2,157	—	1.05
Treasury bonds, municipal bonds, Special bonds	5,620	3.0	10.39	23,357	3.0	13.73	32,537	3.0	15.86
Investment securities	6,872	—	11.23	13,822	—	8.12	11,854	—	5.78
Securities under equity method		—	0.00	—	—	0.00	0	—	0.00
Loans	1,130	2.90	0.75	990	2.64	0.58	1,379	2.38	0.67
Borrowings	1,130	2.90	0.75	990	2.64	0.58	1,379	2.38	0.67
Tangible assets	1,098	—	0.73	1,01	—	0.60	500	—	0.24
Other assets	48,575	—	32.32	54,93	—	32.29	53,153	—	25.90
(Accounts receivable)	5,171	—	3.44	3,145	—	1.85	3,519	—	1.71
(Accrued income)	21,961	—	14.61	21,403	—	12.58	20,438	—	9.81

1.	Based on K-IFRS consolidated financial statements

E.	Major Products and Services

(1)	Domestic Investment Funds

•	Active stocks

•	Index stocks

•	Domestic combined

•	Domestic bonds

(2)	Foreign Investment Funds

•	Chinese stocks

•	Emerging market stocks

•	Advanced country stocks

•	Foreign bonds

(3)	Specialized Funds

•	Individual pension/Retirement pension

•	Income/Monthly payables

•	Leverage

•	Special assets

•	ETF

[KB Capital]

(1)	Overview of Business Operations and Performance of Each Business Division

1)	Overview of Business Operations

KB Capital was founded in 1989 as Hanmi Leasing & Finance and grew through engaging in operations relating to medical equipment, machinery and car leasing. In 2006, KB Capital expanded its automobile financing division by acquiring the automobile installment financing division of Ssangyong Capital Inc. In addition, following its acquisition by Woori Finance Holdings in October 2007, KB Capital diversified its portfolio to include corporate loans, personal credit loans, mortgage loans, stock loans and household loans such as durable goods installment products. Furthermore, through cooperation with affiliated companies (in banking, securities and insurance), KB Capital developed joint-sales products, payment guarantee products, internet products and rental car products.

KB Capital’s business operations with affiliates have continued to grow since its incorporation as a subsidiary into KB Financial Group, which has a strong retail banking business, in March 2014. In September 2015, through a joint investment with Ssangyong Motor Company, KB Capital established “SY Auto Capital,” an installment financing company exclusively for Ssangyong Motor Company, thereby becoming the first financial company to take such a step. In February 2017, as its first overseas expansion project, KB Capital established the new corporate entity named KB KOLAO Leasing to pioneer the local installment financing market in Laos.

In addition, in June 2016, upon analyzing big data relating to used cars traded in Korea, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform regarding used cars, through which it provides a differentiated approach to consumer protection in the used car financial market, and has been using the platform to provide differentiated service to protect the interests of consumers in the used car financing market.

KB Capital is currently preparing and implementing projects to upgrade its IT system in anticipation of the rapidly changing financial market and the upcoming 4th industrial revolution. In addition to the Laos local subsidiary, KB Capital is reviewing plans to expand further into overseas markets, and KB Capital plans to enter into business alliances to explore future growth engines, such as electric vehicles and car sharing services.

KB Capital’s business performance for the most recent five fiscal years is as follows:

			(Unit: KRW hundred millions)
Type	1Q 2017	2016	2015	2014	2013
New business	18,492	69,474	46,101	31,361	31,118
Operating income	1,396	4,734	3,608	3,367	3,382
Profit for the period	364	967	631	326	541

1.	Operating income and profit for the period are based on K-IFRS consolidated financial statements.

※	Business Performance by Sector

					(Unit: KRW millions)
	Type	1Q 2017	2016	2015	2014	2013
	Lease execution	229,544	844,597	737,638	514,429	356,775
	Installment finance	501,170	1,667,704	871,853	921,852	1,417,224
	Rental car	47,797	158,153	78,985	49,469	12,627
New Technology Business Finance	Direct investment	—	—	—	—	—
	CB purchase	—	—	—	—	—
	Partnership investment	—	—	—	—	—
	Loans/factoring	1,070,642	4,276,908	2,921,614	1,650,380	1,325,208

	Total	1,849,153	6,947,362	4,610,091	3,136,130	3,111,834

2)	Products and Services

•	Facility rental services

•	Installment finance

•	New technology business finance

•	Factoring

•	General loans

•	Payment guarantees

3)	Market Share

•	Based on executed leases

			(Unit: KRW billions)
Type	Lease Market	KB Capital	Market Share
Q3 2016	9,092	631.1	6.94%
2015	13,408	737.6	5.50%
2014	12,409	514.4	4.15%
2013	9,968	356.8	3.58%
2012	10,263	290.8	2.83%
2011	10,602	335.2	3.16%
2010	9,977	370.6	3.71%
2009	7,450	312.0	4.19%
2008	10,017	273.5	2.73%
2007	9,669	230.3	2.38%
2006	7,091	218.4	3.08%

1.	Source: Credit Finance Statistics of the Credit Finance Association

4)	Installment Finance for Domestic New/Used Motor Vehicles

			(Units: KRW hundred millions, %)
Type	Market Size	KB Capital	Market Share
1Q 2017	47,130	7,375	15.65%
2016	195,265	29,679	15.20%
2015	177,717	19,349	10,89%
2014	125,733	16,752	13.32%
2013	146,344	16,989	11.61%
2012	115,689	15,128	10.70%
2011	143,395	12,581	8.80%

1.	Market size: Company data

5)	Organization

6 departments, 2 sections, 4 regional departments, 28 sub-sections, 21 branches, 24 teams, 10 offices

(2)	Business Performance

1)	Business Performance

		(Unit: KRW millions)
Business Type	Operating Income	Remarks
Facility rental	38,373	Finance lease, operating lease
Installment finance	25,108	—
Loans/factoring	76,096	—
New technology business investment	—	—
Other	—	Deposits, Payment guarantee income, Other operating income

Total	139,577	—

1.	As of March 31, 2017

2)	Funding and Fund Management Performance

-	Funding

								(Units: KRW million, %)
Type	Category	1Q 2017		2016		2015		2014
		Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Funding	Shareholder’s equity	820,346	0.00%	695,473	0.00%	511,792	0.00%	416,156	0.00%
	Capital	110,295	0.00%	107,461	0.00%	107,461	0.00%	107,461	0.00%
	Capital surplus	83,982	0.00%	83,950	0.00%	83,950	0.00%	83,950	0.00%
	Hybrid capital securities	249,426	4.58%	179,572	4.58%	59,835	4.83%	0	0.00%
	Accumulated other comprehensive income	(5,412)	0.00%	(4,674)	0.00%	(5,295)	0.00%	(2,742)	0.00%
	Retained earnings	382,056	0.00%	329,165	0.00%	265,841	0.00%	227,488	0.00%
	Lease/rental deposits	400,611	0.00%	349,536	0.00%	266,155	0.00%	197,378	0.00%
	Debentures	5,990,000	2.27%	4,984,947	2.30%	3,554,375	2.65%	2,727,814	3.39%
	Other borrowings	247,500	1.66%	306,796	1.64%	244,932	2.46%	515,200	2.62%
	Provisions	2,761	0.00%	6,294	0.00%	7,316	0.00%	5,411	0.00%
	Provisions for retirement benefits	2,761	0.00%	6,294	0.00%	7,316	0.00%	5,411	0.00%
	Other	153,800	0.00%	143,965	0.00%	109,664	0.00%	90,696	0.00%

Total		7,615,018	1.99%	6,487,012	1.97%	4,694,234	2.20%	3,952,655	2.68%

1.	Based on average balances for the period
2.	Based on K-IFRS consolidated financial statements

-	Fund Management Performance

								(Units: KRW millions, %)
Type	Category	1Q 2017		2016		2015		2014
		Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Management	Lease assets	1,826,464	6.72%	1,546,636	6.90%	1,117,263	7.53%	801,036	8.02%
	Installment assets	2,211,342	5.24%	1,593,175	7.65%	1,007,312	8.45%	1,513,406	9.59%
	Factoring/loan assets	3,355,368	10.13%	3,092,925	12.02%	2,373,224	10.58%	1,488,093	12.07%
	Tangible assets	19,277	0.00%	18,205	0.00%	17,363	0.00%	14,695	0.00%
	Intangible assets	28,163	0.00%	27,350	0.00%	26,412	0.00%	26,754	0.00%
	Other assets	60,024	0.00%	48,706	0.00%	35,186	0.00%	35,197	0.00%
	Cash and deposits	105,312	0.00%	148,215	0.00%	110,031	0.00%	66,730	0.00%
	Other	9,069	0.00%	11,801	0.00%	7,443	0.00%	6,744	0.00%

Total		7,615,018	7.60%	6,487,012	9.26%	4,694,234	8.98%	3,952,655	9.84%

1.	Based on average balances for the period
2.	Based on K-IFRS consolidated financial statements

(3)	Business Performance by Type

1)	Loans

A.	Loan balance by type

							(Unit: KRW millions)
Type	1Q 2017		2016		2015		2014
	Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance
Loans in local currency	3,353,645	3,357,605	3,102,702	3,349,685	2,668,242	2,796,154	1,987,923	2,056,186
Loans in foreign currency	—	—	—	—	—	—	—	—
Payment guarantee	165	159	144	172	118	109	387	418

Subtotal	3,353,810	3,357,764	3,102,846	3,349,856	2,668,360	2,796,263	1,988,310	2,056,605

Trust loan	—	—	—	—	—	—	—	—

Total	3,353,810	3,357,764	3,102,846	3,349,856	2,668,360	2,796,263	1,988,310	2,056,605

1.	Excludes subordinated loans and incidental expenses from loans
2.	Based on K-IFRS consolidated financial statements
3.	Based on average balances for the period

B.	Loans by use of proceeds

					(Unit: KRW millions)
Type		1Q 2017	2016	2015	2014
Corporate loan	Working capital loan	746,238	603,756	787,092	522,913
	Facility loan	—	—	—	—
	Special loan	—	—	—	—
Household loan		2,508,291	2,639,094	1,908,184	1,459,433
Public/other loan	Working capital loan	—	—	—	—
	Facility loan	—	—	—	—
Remodeling savings loan		—	—	—	—
Home loan		103,235	107,006	100,987	74,258
Small-and medium-corporation reorganization loan		—	—	—	—

Total		3,357,764	3,349,856	2,796,263	2,056,605

1.	Excludes subordinated loans and incidental expenses from loans
2.	Based on K-IFRS consolidated financial statements

(4)	Payment Guarantees

As of March 31, 2017, KB Capital is a party to a purchase guarantee contract with Woori Bank to purchase overdue receivables relating to Woori Bank’s automobile installment finance receivables. As of March 31, 2017, KB Capital recognized KRW 212,923 thousand in guarantee amounts and KRW 23,351 thousand in related guarantee commission income.

(5)	Securities Investment

1)	Capital contributions

	(Unit: KRW)
Company Name	Number of Shares	Ownership (%)	Purchase Price	Company’s Ownership of Net Assets Invested	Book Value
Woori Blackstone Korea Opportunity No.1	487,110,406	1.65%	487,110,406	938,487,367	938,487,367
Korea Money Brokerage	—	—	10,000,000	—	10,000,000

1.	As of March 31, 2017
2.	Summary financial information of Investee (Woori Blackstone Korea Opportunity No.1)

•	Assets: KRW 44,119,854,423

•	Liabilities: KRW 69,954,533

•	Net assets: KRW 44,049,899,890

•	Operating gain/loss: KRW 120,034,699

•	Valuation gain/loss: KRW (10,149,334,779)

•	Net profit/loss: KRW (10,029,300,080)

2)	Please refer to the audit report attached hereto for details of the available-for-sale financial assets as of March 31, 2017.

(6)	Other Businesses

1)	Leasing Performance

	(Unit: KRW millions)
Type	1Q 2017	2016	2015	2014	2013
Amount	229,544	844,597	737,638	514,429	356,775

*	Year-to-date.

2)	Installment Finance Performance

	(Unit: KRW millions)
Type	1Q 2017	2016	2015	2014	2013
Amount	501,170	1,667,704	871,853	921,852	1.417.224

*	Year-to-date.

3)	Factoring Performance

	(Unit: KRW millions)
Type	1Q 2017	2016	2015	2014	2013
Factoring	249	12,890	22,778	4,990	4,047

*	Year-to-date.

[KB Savings Bank]

A.	Overview of Business Operations

In order to strengthen the Company’s non-banking businesses and to contribute to stabilization of financial services for ordinary people, the Company established KB Savings Bank on January 13, 2012 in connection with the purchase of assets and assumption of liabilities of Jeil Savings Bank in accordance with Paragraph (2) of Article 14 of the Structural Improvement of the Financial Industry Act. Subsequently, upon approval by the FSC, KB Savings Bank was merged with Yehansoul Savings Bank on January 13, 2014, with KB Savings Bank as the surviving entity.

KB Savings Bank strives to become a high-quality savings bank that contributes to stabilization of financial services for ordinary people through organizational synergies following the merger and by launching loan products that meet the needs of financial services for ordinary people.

B.	Scope of Business

	(Unit: KRW millions)
Type	1Q 2017 (2017.03.31)	2016 (2016.12.31)	2015 (2015.12.31)	2014 (2014.12.31)	2013 (2013.12.31)	2012 (2012.12.31)
Cash and deposits	173,934	167,440	124,677	173,813	113,331	183,963
Securities	25,356	25,908	26,608	28,600	20,646	38,318
Loans	799,533	799,056	616,299	476,878	351,729	323,147
Loan amount	817,128	819,140	637,920	495,953	376,793	360,512
Provisions	(17,595)	(20,085)	(21,621)	(19,075)	(25,064)	(37,365)
Tangible asset	18,307	18,312	19,583	13,517	5,250	2,382
Intangible asset	67,368	67,414	69,349	79,868	93,069	98,865

Total asset	1,084,498	1,078,130	856,516	772,676	584,025	646,674

1.	Based on K-IFRS
2.	Loans are after offsetting provisions against loans. Loans at the time of acquisition are assessed at fair value and they are offset against provisions until written off from the books.
3.	Information for 2014 reflects merger of KB Savings Bank with Yehansoul Savings Bank (January 13, 2014).

C.	Business Performance

	(Unit: KRW millions)
Type	1Q 2017 (2017.1.1~2017.3.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)	2014 (2014.1.1~2014.12.31)	2013 (2013.1.1~2013.12.31)	2012 (2012.1.2~2012.12.31)
Operating income	16,651	65,199	67,629	56,712	47,865	62,237
Interest income	15,142	57,883	49,090	43,668	36,434	48,282
Gain (loss) on valuation and disposal of securities	34	906	2,266	2,636	6,145	7,671
Gain (loss) on valuation and disposal of loans	788	4,318	13,089	8,858	3,114	3,360
Commission income	309	1,208	1,145	436	1,003	434
Dividend income	354	515	268	244	—	—
Other operating income	24	369	1,771	870	1,169	2,491
Non-operating income	17	739	2,091	395	89	12

1.	Based on K-IFRS
2.	Information for 2014 reflects merger of KB Savings Bank with Yehansoul Savings Bank (January 13, 2014).

D.	Funding and Fund Management Performance

(1)	Funding

		(Unit: KRW millions)
Type		1Q 2017 (2017.03.31)		2016 (2016.12.31)		2015 (2015.12.31)		2014 (2014.12.31)		2013 (2013.12.31)		2012 (2012.12.31)
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Local currency funds	Deposits	871,612	81.1%	810,637	80.5%	611,855	77.4%	596,239	76.6%	476,453	75.7%	807,161	79.9%
	Borrowings	—	—	—	—	—	—	—	—	—	—	—	—
	Debentures	—	—	—	—	—	—	—	—	—	—	—	—
	Call money	—	—	—	—	—	—	—	—	—	—	—	—
	Other	21,337	2.0%	19,770	2.0%	18,636	2.4%	18,307	2.4%	15,486	2.5%	36,173	3.6%
Other	Total asset	182,058	16.9%	176,569	17.5%	160,135	20.2%	163,436	21.0%	137,489	21.8%	166,519	16.5%

	Total	1,075,007	100.0%	1,006,976	100.0%	790,626	100.0%	777,982	100.0%	629,428	100.0%	1,009,852	100.0%

1.	Based on K-IFRS
2.	Information for 2014 reflects merger of KB Savings Bank with Yehansoul Savings Bank (January 13, 2014).

(2)	Fund Management Performance

		(Unit: KRW millions)
Type		1Q 2017 (2017.3.31)		2016 (2016.12.31)		2015 (2015.12.31)		2014 (2014.12.31)		2013 (2013.12.31)		2012 (2012.12.31)
		Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion	Average Balance	Proportion
Local currency funds	Loan	817,654	76.0%	748,767	74.3%	554,988	70.2%	476,831	61.3%	331,004	52.6%	317,727	31.5%
	Deposits	165,101	15.4%	165,694	16.4%	135,745	17.2%	217,114	27.9%	170,925	27.2%	406,714	40.3%
	Call loans	—	—	—	—	—	—	—	—	—	—	—	—
	Securities	25,813	2.4%	25,687	2.6%	27,900	3.5%	28,996	3.7%	28,959	4.6%	107,760	10.7%
	Other	—	—	—	—	—	—	—	—	—	—	—	—
Other	Cash	667	0.1%	698	0.1%	853	0.1%	1,119	0.2%	596	0.1%	1,535	0.2%
	Fixed asset	65,772	6.1%	66,130	6.6%	71,140	9.0%	53,922	6.9%	97,944	15.5%	176,116	17.4%

	Total	1,075,007	100.0%	1,006,976	100.0%	790,626	100.0%	777,982	100.0%	629,428	100.0%	1,009,852	100.0%

1.	Based on K-IFRS
2.	Information from 2014 reflects merger of KB Life Insurance with Yehansoul Savings Bank (January 13, 2014).

E.	Major Products and Services

(1)	Deposits

•	General savings

•	National pension safety account

•	Savings account

•	Fixed deposits

•	Flexible installment deposits

•	Periodical deposits

•	Remodeling savings

•	Long-term housing savings

(2)	Loans

•	Credit loans

•	KB Kind Loans

•	KB Kind Exchange Loans

•	KB Kind CEO Loans

•	KB Kind Fast Loans

•	KB Kind Franchise Loans

•	Stepping Stone 2 Loan

•	KB Partner Loans

•	Mortgage loans

•	Real estate mortgage loans

•	Savings deposit mortgage loans

•	Discount notes

•	Securities purchase fund loans

•	Sunshine loans

•	Linked loans

•	Internet loans

F.	Business Performance by Type

(1)	Loans

	(Units: KRW millions, %)
Type	Interest Rate	1Q 2017 (March 31, 2017)	2016 (2016.12.31)	2015 (2015.12.31)	2014 (2014.12.31)	2013 (2013.12.31)	2012 (2012.12.31)
General loans(1)	2.6 ~ 23.9	801,951	801,807	628,769	488,351	364,676	329,801
Comprehensive account loans(1)	7.0 ~ 17.6	13,400	16,004	6,423	4,544	6,822	7,097
Other loans(1),(2)	3.6 ~ 5.7	1,776	1,328	1,246	1,475	3,115	10,140
Discount notes	—	1	1	1,482	1,583	2,180	13,474

Total		817,128	819,140	637,920	495,953	376,793	360,512

1.	Based on K-IFRS
2.	Loans exclude acquisition bonds and provisions. Loans at the time of acquisition are assessed at fair value and they are offset against provisions until written off from the books.
3.	Information for 2014 reflects merger of KB Savings Bank with Yehansoul Savings Bank (January 13, 2014).
4.	Interest rate is the currently applied interest rate for new loans.
(1)	As of the date of submission, the company determines interest rates as the prime rate + margin for new loans.
(2)	Includes installment benefits, savings deposit loans, corporate notes, other loans and provisional loan payments

(2)	Deposits

	(Units: KRW millions, %)
Type	Interest Rate	1Q 2017 (2017.3.31)	2016 (2016.12.31)	2015 (2015.12.31)	2014 (2014.12.31)	2013 (2013.12.31)	2012 (2012.12.31)
General savings	0.2	14,863	18,197	9,164	5,643	4,311	6,265
Miscellaneous deposits	—	887	889	896	903	914	593
Installment deposits	—	4	4	5	8	4	4
Flexible installment deposits	1.3 ~ 2.0	1,783	1,404	1,141	1,059	1,589	33,266
Periodical savings	1.3 ~ 2.0	754,000	719,630	607,899	567,733	406,929	437,229
Periodical deposits	2.6 ~ 2.8	105,733	130,834	40,372	22,256	13,549	9,702
Long-term housing savings	—	628	800	2,218	3,710	5,421	6,739
Remodeling savings	—	4,488	4,275	3,285	2,048	883	—

Total		882,386	876,033	664,980	603,360	433,600	493,798

1.	Based on K-IFRS
2.	Information for 2014 reflects merger of KB Savings Bank with Yehansoul Savings Bank (January 13, 2014).
3.	Interest rate is the currently applied interest rate for new loans.

[KB Real Estate Trust]

A.	Overview of Business Operations

KB Real Estate Trust, by actively engaging in its business operations, recognized KRW 15.3 billion in commission income, which represents a 36.6% increase from the previous year. It also recognized KRW 8.1 billion in profit for the period, which represents a 35.0% increase from the previous year.

In the trust business, KB Real Estate Trust increased its market share in non-leveraged trusts through the structuring of completion-guaranteed management-type land trust projects that offer high margins by utilizing its high credit rating and the KB brand power to strengthen its market dominance. In the REITs business, KB Real Estate Trust is focused on increasing its profit by launching rental housing REITs in response to the government’s policy aimed at increasing the supply of new stay rental housing, and diversifying the underlying assets of REITs to include logistics centers and office buildings. In addition, KB Real Estate Trust has established the foundation for successfully entering the reconstruction project market by executing MOUs with partners, including construction companies, to more actively participate in reconstruction projects. Based on such efforts, visible results have started to surface, including the selection of KB Real Estate Trust in January 2017 as the preferred bidder in the reconstruction of Gongjak Apartment complex in Yeouido, which is a project that is being developed through a trust.

Furthermore, KB Real Estate Trust seeks to maintain asset soundness by setting economic capital limits and total exposure limits to prevent credit risk exposure and asset concentration. It also focuses on risk management by developing risk management systems that promote healthy growth and enable the winning and management of quality projects. Furthermore, it emphasizes management efficiency by strictly adhering to the budget execution process.

KB Real Estate Trust plans to continue to expand its areas of operations, diversify profit sources and strengthen human resources capacity in order to actively respond to the changes in the market and maintain a competitive position in the real estate trust industry.

B.	Types of Business

•	Land Development Trust

•	Management Trust

•	Disposal Trust

•	Security Trust

•	Consulting

•	Agency and Brokerage

•	Interest Income from Trust Accounts

C.	Scope of Business

	(Unit: KRW millions)
Type	1Q 2017 (2017.3.31)	2016 (2016.12.31)	2015 (2015.12.31)
Securities	22,375	22,519	17,801
Loans	16,742	9,105	28,260

Total assets	206,180	216,687	223,821

1.	Based on K-IFRS
2.	Ending balance as of the period

D.	Business Performance

	(Unit: KRW millions)
Type	1Q 2017 (2017.1.1~2017.3.31)	1Q 2016 (2016.1.1~2016.3.31)	2016 (2016.1.1.~2016.12.31)	2015 (2015.1.1~2015.12.31)
Operating income	16,437	13,453	65,230	55,718
Commission income	15,312	11,239	59,301	42,742
Gain (loss) on valuation and disposal of securities	—	—	63	4,411
Gain (loss) on derivative products	—	—	198	25
Interest income	843	1,147	3,551	5,514
Gain (loss) on loans	—	616	744	1,423
Other operating income	282	451	1,373	1,603
Operating expense	6,135	5,570	26,550	26,695
Gain (loss) on valuation and disposal of stocks	—	63	140	2,890
Interest expense	—	—	1	5
Gain (loss) on valuation and disposal of loans	275	—	—	—
Selling & administrative expenses	5,808	5,462	26,257	23,100
Other operating expense	52	45	152	700
Operating profit	10,302	7,883	38,679	29,023

1.	Based on K-IFRS

E.	Asset Management

(1)	Funding

		(Units: KRW millions, %)
Type		1Q 2017 (2017.3.31)			2016 (2016.12.31)			2015 (2015.12.31)
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Local currency funds	Bank borrowings	—	—	—	—	—	—	—	—	—
	Other borrowings	—	—	—	—	—	—	509	0.96	100.00

	Total	—	—	—	—	—	—	509	0.96	100.00

1.	Interest rate calculation = total paid interest expenses for the period/average balance of borrowing for the period
2.	Sum of interest rates = weighted average of interest rates

(2)	Fund Management Performance

	(Units: KRW millions, %)
Type	1Q 2017 (2017.3.31)			2016 (2016.12.31)			2015 (2015.12.31)
	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Cash and deposits	171,129	1.55	79.40	155,874	1.56	76.75	129,169	1.80	60.88
Securities	22,519	4.68	10.45	19,968	4.24	9.83	28,701	4.44	13.53
Loans	12,078	6.04	5.60	16,071	6.74	7.91	44,349	7.05	20.90
Tangible assets	695	—	0.32	925	—	0.46	475	—	0.22
Other assets	9,109	0.31	4.23	10,262	0.39	5.05	9,491	—	4.47

Total	215,530	2.08	100.00	203,100	2.17	100.00	212,185	3.17	100.00

1.	Interest rate calculation = total interest income for the period/average balance of assets for the period
2.	Sum of interest rates = weighted average of interest rates

[KB Investment]

A.	Overview of Business Operations

Founded in 1990 for the purpose of supporting small- and medium-sized startups, KB Investment invests in small- and medium-sized startups and ventures and establishes/manages startup investment cooperatives and private investment companies.

As of the end of the first quarter of 2017, the headquarters of KB Investment is located in Cheongdam-dong, Gangnam-gu, Seoul. At its establishment, KB Investment had a capital of KRW 10 billion and after multiple increases in capital, KB Investment has KRW 44.8 billion in paid-in capital as of the end of the first quarter of 2017. Meanwhile, with the establishment of KB Financial Group, KB Investment was added as a subsidiary of KB Financial Group in September 2008. Since its establishment, KB Investment continues to grow through its investments in venture companies and through establishing/managing startup investment cooperatives, Korean venture investment cooperatives are private investment companies. To expand investment sources, KB Investment is promoting the establishment of venture and start-up investment cooperatives, Korean venture investment cooperatives and private investment companies, whose limited partners include the Small- and Medium-Sized Business Administration, the National Pension Service, Korea Finance Corporation and other institutional investors. As of the end of the first quarter of 2017, KB Investment had a total of 14 funds, including ten start-up investment cooperatives and four private equity funds, and had a total of KRW 921 billion in assets under management (on a commitment basis).

B.	Scope of Business

	(Unit: KRW millions)
Type	1Q 2017 (2017.3.31)	2016 (2016.12.31)	2015 (2015.12.31)
Venture investment assets	241,542	224,189	182,544
PEF investment assets	21,833	24,316	25,711

Total assets	306,681	315,878	276,798

C.	Business Performance

	(Unit: KRW millions)
Type	Operating Income
	1Q 2017 (2017.1.1~2017.3.31)	1Q 2016 (2016.1.1~2016.3.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)
(1) Venture investment income	6,438	9,225	47,348	37,328
1. Gain on disposal of investment asset	1,753	5,818	20,292	9,731
2. Investment securities dividend income	247	700	1,196	2,182
3. Interest on investment bonds	839	718	2,938	2,299
4. Gain on disposal of equity in associates	2,034	—	1,027	—
5. Gain on valuation of equity in associates	1,431	—	—	—
6. Project investment income	—	—	—	—
7. Convertible investment asset income	—	1,933	17,721	14,353
8. Derivative products income	45	56	1,432	2,866
9. Valuation of derivatives income	—	—	1,930	5,897
10. Investment partnership management Fee	1	—	—	—
11. Provisions (reversals)	—	—	755	—
12. Other investment income	88	—	57	—
(2) PEF income	606	568	1,330	2,356
1. Gain on valuation of equity in associates	367	6	47	61
2. PEF management	223	551	1,110	2,190
3. PEF capital stock distribution	—	11	173	105
4. Reversal of PEF loss provisioning liability	16	—	—	—
(3) Management income	138	225	747	873
1. Interest on deposits	118	217	710	830
2. Other interest income	20	8	37	43
3. Other provisions (reversals)	—	—	—	—
(4) Business advisory commission	—	—	—	—
(5) Non-controlling interest	5,155	—	—	—

Total	12,337	10,018	49,425	40,557

D.	Funding and Fund Management Performance

(1)	Funding

	(Units: KRW millions, %)
		1Q 2017 (2017.03.31)		2016 (2016.12.31)		2015 (2015.12.31)
Type		Balance	Proportion	Balance	Proportion	Balance	Proportion
Funding	Shareholder’s equity	141,508	46.1	147,387	46.7	145,799	52.7
	Capital stock	44,759	14.6	44,759	14.2	44,759	16.2
	Capital surplus	18,887	6.1	18,887	6.0	18,887	6.8
	Other accumulated comprehensive income	7,644	2.5	7,970	2.5	11,752	4.3
	Retained earnings	70,218	22.9	75,771	24.0	70,401	25.4
	Liabilities	165,173	53.9	168,491	53.3	130,999	47.3
	Borrowings	—	—	—	—	—	—
	Other liabilities	165,173	53.9	168,491	53.3	130,999	47.3

Total		306,681	100.0	315,878	100.0	276,798	100.0

(2)	Fund Management Performance

		(Units: KRW millions, %)
		1Q 2017 (2017.3.31)		2016 (2016.12.31)		2015 (2015.12.31)
Type		Balance	Proportion	Balance	Proportion	Balance	Proportion
Investments	Venture investment assets	241,542	78.8	224,189	71.0	182,544	66.0
	PEF investment assets	21,833	7.1	24,316	7.7	25,711	9.3
	Tangible assets	167	0.0	84	0.0	109	0.0
	Cash and deposits	38,838	12.7	63,914	20.2	64,208	23.2
	Other	4,301	1.4	3,375	1.1	4,226	1.5

Total		306,681	100.0	315,878	100.0	276,798	100.0

E.	Major Products and Services

•	Venture Investment

•	Corporate Investment

•	Cooperatives and Private Equity Funds (PEF)

F.	Business Performance by Type

		(Units: KRW millions, %)
		1Q 2017 (2017.03.31)		2016 (2016.12.31)		2015 (2015.12.31)
Type		Balance	Proportion	Balance	Proportion	Balance	Proportion
Investment	Venture investment	241,542	53.3	224,189	40.0	182,544	34.6
	PEF investment	211,725	46.7	335,769	60.0	345,545	65.4

Total		453,267	100.0	559,958	100.0	528,089	100.0

1.	Proportion: the proportion of each sector from KB Investment’s business portfolio
2.	Includes non-consolidated funds

[KB Credit Information]

A.	Overview of Business Operations

KB Credit Information specializes in the management of non-performing loans of the KB Financial Group. KB Credit Information mainly engages in debt collection, lease investigation, credit investigation and document receipt.

B.	Scope of Business

	(Unit: KRW millions)
Type	1Q 2017 (2017.1.1~2017.3.31)	1Q 2016 (2016.1.1~2016.3.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)
Revenue	8,324	8,903	37,271	40,807
Debt collection fee	6,492	7,075	29,061	31,330
Lease survey fee	1,832	1,828	8,209	9,476
Civil agent fee	—	—	—	—
Credit survey fee	—	0	0	1
Other fee	—	—	—	—

C.	Business Performance

	(Unit: KRW millions)
Type	1Q 2017 (2017.1.1~2017.3.31)	1Q 2016 (2016.1.1~2016.3.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)
Revenue	8,324	8,903	37,271	40,807
Cost of sales	4,820	4,924	20,373	24,103
Gross profit	3,504	3,979	16,898	16,704
Selling & Administration expense	3,572	3,823	15,681	16,142
Operating profit	(68)	156	1,217	562
Finance income	52	61	227	289
Other income	(400)	(469)	(1,359)	(1,402)
Income tax expense	(19)	98	41	27
Profit for the period	(397)	(351)	43	(578)

1.	Based on K-IFRS

D.	Funding and Fund Management Performance

											(Units: KRW millions, %)
		1Q 2017 (2017.1.1~2017.3.31)			1Q 2016 (2016.1.1~2016.3.31)			2016 (2016.1.1~2016.12.31)			2015 (2015.1.1~2015.12.31)
		Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate	Average Balance		Interest Rate
Type		Amount	Proportion		Amount	Proportion		Amount	Proportion		Amount	Proportion
Funding	Cash	1,816	6.5	—	2,168	7.7	—	2,146	7.6	—	1,939	6.8	—
	Deposits	5,766	20.8	1.78	5,157	18.4	1.81	5,456	19.3	1.82	5,567	19.4	2.22
	Tangible assets	8,224	29.6	—	7,539	26.9	—	7,871	27.9	—	7,491	26.1	—
	Lease deposits	6,467	23.3	—	7,238	25.8	—	6,943	24.6	—	7,602	26.5	—
	Other	5,499	19.8	—	5,904	21.1	—	5,837	20.6	—	6,070	21.2	—

Total		27,772	100	—	28,006	100	—	28,253	100	—	28,669	100	—

Fund Management	Total asset	20,127	72.5	—	20,025	71.5	—	20,263	71.7	—	20,525	71.6	—
	Provisions	2,746	9.9	—	3,045	10.9	—	2,792	9.9	—	2,971	10.4	—
	Other	4,899	17.6	—	4,936	17.6	—	5,198	18.4	—	5,173	18	—

Total		27,772	100	—	28,006	100	—	28,253	100	—	28,669	100	—

1.	Based on K-IFRS

E.	Major Products and Services

•	Debt collection

•	Lease survey

•	Credit survey

•	Document receipt

[KB Data Systems]

A.	Overview of Business Operations

Driven by a number of new IT development projects placed in the previous year, the first quarter of 2017 has shown positive results compared to the first quarter of 2016. The acceleration of developments in digital finance based on new technologies has had a positive impact on KB Data Systems, resulting in an increase in new projects related to smart finance. In addition, KB Data Systems performed tasks related to risks and call centers with regard to the launch of Kakao Bank, which has helped to further drive revenue growth.

The gradual increase in the supply of IT services to affiliates that have recently been added to KB Financial Group, such as KB Securities and KB Insurance, has also contributed to increased revenue.

More personnel have been added to the operations of KB Securities’ IT division, and revenue from KB Insurance has grown in both systems integration and systems management divisions. In addition, the IT outsourcing agreement signed with Kookmin Bank in December 2016 has resulted in a significant increase in revenue and share of business of the systems management division, which has been yet another major contributor to enhanced business performance.

B.	Types of Business

•	Systems Integration

•	Systems Management

•	Sales of Computer Hardware

C.	Group Funding and Fund Management Performance

(1)	Funding

	(Units: KRW millions, %)
Type	1Q 2017 (2017.1.1~2017.3.31)		1Q 2016 (2016.1.1~2016.3.31)		2016 (2016.1.1~2016.12.31)		2015 (2015.1.1~2015.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion	Balance	Proportion
Shareholder’s equity	14,473	45.77	13,447	54.90	14,382	53.19	13,660	48.12
Capital stock	8,000	25.30	8,000	32.66	8,000	29.59	8,000	28.18
Other comprehensive income	(1,621)	(5.13)	(1,720)	(7.02)	(1,601)	(5.92)	(1,710)	(6.02)
Retained earnings	8,094	25.60	7,167	29.26	7,983	29.53	7,370	25.96
Liabilities	17,148	54.23	11,047	45.10	12,655	46.81	14,728	51.88
Purchase liabilities	8,404	26.58	4,291	17.52	5,480	20.27	6,976	24.57
Provisions for retirement payments	1,422	4.50	2,765	11.29	980	3.62	2,367	8.34
Other liabilities	7,322	23.16	3,991	16.29	6,195	22.91	5,385	18.97

Total	31,621	100.00	24,494	100.00	27,037	100.00	28,388	100.00

(2)	Fund Management Performance

	(Units: KRW millions, %)
Type	1Q 2017 (2017.1.1~2017.3.31)		1Q 2016 (2016.1.1~2016.3.31)		2016 (2016.1.1~2016.12.31)		2015 (2015.1.1~2015.12.31)
	Balance	Proportion	Balance	Proportion	Balance	Proportion	Balance	Proportion
Cash and deposits	11,594	36.67	11,293	46.11	12,927	47.81	18,029	63.51
Bonds sold	12,554	39.70	7,483	30.55	7,713	28.53	4,611	16.24
Investment asset	389	1.23	178	0.73	292	1.08	179	0.63
Tangible asset	357	1.13	433	1.77	374	1.38	459	1.62
Intangible asset	2,407	7.61	3,100	12.66	2,534	9.37	1,332	4.69
Other asset	4,320	13.66	2,007	8.19	3,197	11.82	3,778	13.31

Total	31,621	100.00	24,494	100.00	27,037	100.00	28,388	100.00

D.	Scope of Business

	(Units: KRW millions, %)
Type	1Q 2017 (2017.1.1~2017.3.31)	1Q 2016 (2016.1.1~2016.3.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)
SI (Systems Integration)	5,278	4,371	24,964	11,016
SM (Systems Management)	13,652	8,661	37,876	31,767
Sale of computer hardware	2,375	2,035	13,554	14,651

Total	21,305	15,067	76,394	57,434

E.	Business Performance

	(Units: KRW millions, %)
Type	1Q 2017 (2017.1.1~2017.3.31)	1Q 2016 (2016.1.1~2016.3.31)	2016 (2016.1.1~2016.12.31)	2015 (2015.1.1~2015.12.31)
Revenue	21,305	15,067	76,394	57,434
Cost of sales	19,602	13,849	70,641	53,338
Selling & administrative expense	1,408	1,366	5,199	4,633
Operating income	295	-148	554	-537
Other operating income	38	22	168	164
Other operating expense	—	—	20	17
Finance income	44	52	187	272
Finance expense	—	—	—	—
Profit (loss) before income tax expense	377	(74)	889	(118)
Income tax expense	266	128	276	22
Profit (loss) for the period	111	(202)	613	(140)
Other comprehensive income (expense)	(20)	(10)	109	(723)

Total comprehensive income (expense)	91	(212)	722	(863)

[Other Special Purpose Entities]

Among the consolidated entities, aside from the main subsidiaries listed above, KB Financial Group controls certain entities based on less than 50% of ownership. Most are special purpose entities (“SPEs”) that have been established for limited, special purposes. While these SPEs do not have a legally mandated form, the SPEs usually take the form of partnerships and unincorporated entities, such as associations, trust companies, general partnerships, limited partnerships and limited liability companies. SPEs are established through legal contracts that contain strict and sometimes permanent limitations on decision making rights of the operating entity, trustees and management. Also, SPEs are governed by rules that prohibit changes in policies relating to the business activities of the entity by anyone other than the founders or sponsors. Asset securitization companies, project financing companies, private equity funds and cooperatives are a few types of SPEs, and they are established for the purpose of asset securitization, credit extension (e.g. commitments to acquire subordinated bonds, asset-backed commercial paper), providing loans, equity investment and asset management.

4.	Derivatives Transactions

[Group]

A.	Overview of Derivatives Transactions

Derivatives transactions of consolidated entities focus on meeting demand from corporate clients for risk hedging and on hedging against risks incurred by the consolidated entities from these transactions. The consolidated entities also engage in derivatives transactions to hedge against interest rate and currency exchange risks that arise from the assets and liabilities of the consolidated entities. In addition, the consolidated entities engage in trading of derivatives products within predetermined limits to generate profit.

Derivative products mainly dealt in by the consolidated entities are as follows:

•	Interest rate swaps related to KRW interest rate risks

•	Currency swaps, forwards and options related to exchange rate risks

•	Stock index options tied to the KOSPI Index

In particular, the consolidated entities apply fair value hedging accounting that covers currency swaps or interest rate swaps entered into in order to hedge against risks related to fair value fluctuations caused by interest rate and exchange rate fluctuations with respect to KRW subordinated bonds, structured bonds and foreign currency financial bonds. Furthermore, in order to hedge against net investment exchange rate fluctuation risks arising from its overseas operations, the consolidated entities apply overseas operation net investment hedging accounting by designating foreign currency financial bonds as hedging instruments.

(1)	Derivative Assets for Trading

	(Unit: KRW millions)
Type	March 31, 2017			December 31, 2016
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Interest Rate Related
Future[1]	3,596,368	190	352	4,352,216	130	620
Swap	149,623,103	610,278	583,477	138,697,962	695,474	676,887
Option	7,790,365	61,286	171,919	6,376,707	48,323	161,747

Subtotal	161,009,836	671,754	755,748	149,426,885	743,927	839,254

Currency Related
Forward	55,036,294	817,058	773,706	58,662,586	1,343,953	1,206,539
Future[1]	615,722	—	729	482,323	1,210	—
Swap	28,729,054	497,520	471,201	30,929,704	756,936	919,549
Option	300,565	2,398	3,124	487,937	4,955	4,557

Subtotal	84,681,635	1,316,976	1,248,760	90,562,550	2,107,054	2,130,645

Securities and Stock Index Related
Future[1]	928,861	2,175	7,903	823,202	9,438	170
Swap	5,538,014	135,684	64,766	6,276,026	105,437	175,679
Option	17,504,014	235,554	428,706	10,641,997	259,896	511,218

Subtotal	23,970,889	373,413	501,375	17,741,225	374,771	687,067

Credit Related
Swap	5,076,959	47,001	42,166	5,219,740	55,207	49,653

Subtotal	5,076,959	47,001	42,166	5,219,740	55,207	49,653

Products Related
Future[1]	2,506	1	79	320	—	7
Swap	59,029	1,100	4,922	12,240	766	4,765
Option	1,972	30	—	2,168	20	—

Subtotal	63,507	1,131	5,001	14,728	786	4,772

Other	1,003,571	15,969	6,365	1,145,195	16,583	6,428

Total	275,806,397	2,426,244	2,559,415	264,110,323	3,298,328	3,717,819

1.	Some futures are settled on a daily basis and reflected as deposits.

(2)	Fair Value Hedging

1)	Derivative products designated as fair value hedges

				(Unit: KRW millions)
Type	March 31, 2017			December 31, 2016
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Interest Rate Related
Swap	3,110,770	43,767	70,033	3,130,646	48,424	63,634

Subtotal	3,110,770	43,767	70,033	3,130,646	48,424	63,634

Currency Related
Forward	381,999	9,650	2,866	433,831	1,912	17,454

Subtotal	381,999	9,650	2,866	433,831	1,912	17,454

Other	140,000	1,648	259	140,000	1,463	186

Total	3,632,769	55,065	73,158	3,704,477	51,799	81,274

2)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Gain (loss) on hedging	24,132	31,345
Gain (loss) on hedging of hedging instruments	(19,003)	(31,433)

Total	5,129	(88)

(3)	Cash Flow Hedges

1)	Derivative products designated as cash flow hedges

				(Unit: KRW millions)
Type	March 31, 2017			December 31, 2016
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Interest Rate Related
Swap	1,114,610	1,055	6,628	1,078,000	907	8,035

Subtotal	1,114,610	1,055	6,628	1,078,000	907	8,035

Currency Related
Swap	334,830	2,778	—	362,550	29,888	—

Subtotal	334,830	2,778	—	362,550	29,888	—

Total	1,449,440	3,833	6,628	1,440,550	30,795	8,035

2)	Gain (loss) on cash flow hedges

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Gain (loss) on hedging	(25,746)	(5,806)
Gain (loss) on hedging of hedging instruments	(26,047)	(6,026)
Non-effective income	301	220

3)	Other comprehensive income and items reclassified as income for the period relating to derivative products designated as cash flow hedges

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Other comprehensive income	(26,047)	(6,026)
Other comprehensive income reclassified as income for the period	27,575	5,506
Income tax effect	(261)	14
Other comprehensive income, net of income tax	1,267	(506)

(4)	Hedges Against Net Investments in Overseas Businesses

1)	Derivative financial products designated as fair value hedging instruments

				(Unit: KRW millions)
Type	As of March 31, 2017			As of December 31, 2016
	Contract Amount	Assets	Liabilities	Contract Amount	Assets	Liabilities
Currency Related
Future	11,762	1,413	—	12,502	1,013	—

2)	Effective hedging income reflected as other comprehensive income is as follows:

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Other comprehensive income	9,566	9,157
Income tax effect	(2,315)	(2,216)
Other comprehensive income, net of income tax	7,251	6,941

3)	There is no non-effective income from hedging instruments relating to hedges against net investments in overseas businesses for the first quarter of 2017.

4)	The fair value of non-derivative products designated as hedging instruments is as follows:

	(Unit: KRW millions)
Type	As of March 31, 2017	As of December 31, 2016
Foreign currency bonds	104,538	199,478

B.	Credit Derivative Products

•	Not Applicable

[Matters Relating to Controlling Company]

<KB Financial Group>

•	Not Applicable

[Matters Relating to Major Subsidiary Companies]

[Kookmin Bank]

A.	Overview of Business Operations

Kookmin Bank engages in operations relating to currency, interest rates, stocks, products and credit derivative products and categorizes transactions as hedge transactions or trading transactions based on the purpose of the transaction. In derivative products transactions, Kookmin Bank engages in risk management by analyzing in advance the product nature, market characteristics, price determination model and risk structure, etc. Transaction amount limits are set by the deliberation/resolution of the relevant risk-related consulting bodies. In addition, independently from the front office (operating department), the back office (follow-up management department) confirms transactions, settles funds and is responsible for accounting management, while the middle office (risk management department) measures and monitors the risks related to the management of derivative products.

B.	Overview of Transactions Relating to Derivatives

Kookmin Bank engages in financial derivative product transactions in order to hedge against interest rate and exchange rate risks arising from its assets and liabilities. In particular, the consolidated entity applies fair value hedging accounting that covers interest rate swaps entered into in order to hedge against risks related to fair value fluctuations caused by interest rate fluctuations with respect to KRW structured bonds, foreign currency financial bonds, foreign currency structured deposits, KRW available-for-sale bonds and foreign currency available-for-sale bonds. Furthermore, in order to hedge against net investment exchange rate fluctuation risks arising from its overseas operations, the consolidated entity applies overseas business net investment hedging accounting by designating foreign currency financial bonds as hedging instruments.

(1)	Derivative Financial Products for Trading

				(Unit: KRW millions)
Type	As of March 31, 2017			As of December 31, 2017
	Commitment	Assets	Liabilities	Commitment	Assets	Liabilities
Interest Rate Related
Future[1]	717,282	—	—	1,030,888	—	—
Swap	88,689,937	562,808	479,798	86,741,333	638,420	552,695
Option	6,607,000	52,311	161,991	5,202,000	38,216	150,753

Subtotal	96,014,219	615,119	641,789	92,974,221	676,636	703,448

Currency Related
Forward	52,434,026	729,128	753,714	56,486,111	1,302,620	1,152,025
Future[1]	363,748	—	—	299,913	—	—
Swap	26,191,399	494,372	469,374	28,107,538	752,636	909,277
Option	299,455	2,377	3,124	487,313	4,947	4,557

Subtotal	79,288,628	1,225,877	1,226,212	85,380,875	2,060,203	2,065,859

Stock and Stock Index Related
Option	57,103	3,467	220	58,770	2,433	288

Subtotal	902,658	6,299	889	942,416	6,707	123

Total	176,262,608	1,850,762	1,869,110	179,356,282	2,745,979	2,769,718

1.	Some futures are settled on a daily basis and reflected as deposits.

(2)	Fair Value Hedging

1)	Fair value of derivative products designated as hedging instruments

				(Unit: KRW millions)
Type	As of March 31, 2017			As of December 31, 2017
	Commitment	Assets	Liabilities	Commitment	Assets	Liabilities
Interest rate related swap	3,110,770	43,767	70,033	3,130,646	48,424	63,634
Other	140,000	1,648	258	140,000	1,464	186

Total	3,250,770	45,415	70,291	3,270,646	49,888	63,820

2)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Gain (loss) on hedging	(5,402)	24,106
Gain (loss) on hedging of hedging instruments	6,730	(24,371)

Total	1,328	(265)

(3)	Cash Flow Hedges

1)	Fair value of derivative products designated as hedging instruments

				(Unit: KRW millions)
Type	As of March 31, 2017			As of December 31, 2017
	Amount	Asset	Liabilities	Amount	Asset	Liabilities
Interest rate related swap	691,610	446	—	680,000	578	60

2)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Gain (loss) on hedging	(264)	(67)
Effective income from derivative products designated for cash flow hedges	(232)	(67)
Non-effective income from derivative products designated for cash flow hedges	(32)	—

3)	Other comprehensive income and items reclassified as income for the period relating to derivative products designated as cash flow hedges

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Other comprehensive income	(232)	(67)
Other comprehensive income reclassified as income for the period	11	—
Income tax effect	53	16

Total	(168)	(51)

4)	It is estimated that items subject to cash flow hedging as of March 31, 2017 will be exposed to cash flow risks until March 29, 2019.

(4)	Hedges Against Net Investments in Overseas Businesses

1)	Effective hedging income reflected as other comprehensive income out of income from hedging instruments:

	(Unit: KRW millions)
Type	1Q 2017	1Q 2016
Other comprehensive income	8,827	9,157
Income tax effect	(2,136)	(2,216)
Other comprehensive income after income tax	6,691	6,941

2)	There is no non-effective income from hedging instruments relating to hedges against net investments in overseas businesses for the first quarter of 2017.

3)	Fair value of non-derivative products designated as hedging instruments:

	(Unit: KRW millions)
Type	As of March 31, 2017	As of December 31, 2017
Foreign currency bonds	104,538	199,478

C.	Credit Derivative Transactions

•	Not Applicable.

D.	Put Options, Call Options, Put Back Options Relating to Acquisition of Equity and Equity Securities of Other Entities

On May 8, 2015, Kookmin Bank provided a payment guarantee with respect to USD hybrid bonds issued by Shinsegae Co., Ltd. Under the payment guarantee, Kookmin Bank is required to acquire the bonds if Shinsegae Co., Ltd. declares default or does not exercise its call option (early redemption right) by May 8, 2020, five years after the issuance of the bonds. As a means of obtaining credit support with respect to this obligation, Kookmin Bank secured a stock swap right from Shinsegae Co., Ltd. which can be exercised freely up to two times from the date following the settlement date for the bondholders’ exercise of principal and repayment rights until the repayment of the bonds in full. If Kookmin Bank exercises this stock swap right, Shinsegae Co., Ltd. must repay the bonds held by Kookmin Bank in full or swap such bonds for stock of Shinsegae Co., Ltd. according to predetermined terms agreed upon by Kookmin Bank and Shinsegae Co., Ltd.

[KB Securities]

(1)	Overview of Derivative Transactions

					(Unit: KRW millions)
Category		Interest Rate	Currency	Equity	Other	Total
Purpose	Risk hedging	39,022,659	6,166,377	10,668,923	971,077	56,829,036
	Trading	33,024,434	3,304,221	7,106,139	9,516	43,444,310
Market	Market	59,024,563	4,720,349	15,395,416	16,636	79,156,964
	Over-the-counter	13,022,531	4,750,250	2,379,648	963,958	21,116,387
Type	Forwards	—	4,750,250	—	—	4,750,250
	Futures	59,024,563	4,720,348	14,833,276	16,636	78,594,823
	Swaps	13,000,209	—	2,377,647	379,414	15,757,270
	Options	22,322	—	564,139	584,543	1,171,004

1.	Based on K-IFRS separate financial statements
2.	The figures for futures represent the sum of net sale and purchase amounts.

(2)	Credit Derivative Transactions

Balance as of March 31, 2017				(Units: USD, KRW)
Type	Sale			Purchase
	Foreign	Domestic	Total	Foreign	Domestic	Total
Credit default swaps (KRW) (FICC Derivatives Dept.)	630,000,000,000	270,000,000,000	900,000,000,000	630,000,000,000	270,000,000,000	900,000,000,000
Credit default swaps (USD) (FICC Derivatives Dept.)	651,800,000	852,990,000	1,504,790,000	651,800,000	852,990,000	1,504,790,000
Credit linked notes (KRW) (FICC Derivatives Dept.)	—	—	—	—	503,968,360,840	503,968,360,840
Credit linked notes (USD) (FICC Derivatives Dept.)	217,000,000	52,128,000	269,128,000	217,000,000	52,128,000	269,128,000
Credit linked notes (KRW) (FICC Management Dept.)	10,000,000,000		10,000,000,000
Credit linked notes (KRW) (FICC Management Dept.)		35,500,000,000	35,500,000,000

(3)	Credit Derivative Product Details

Category		Currency	Acquisition Year	Number of Transactions
KB Securities as protection seller	Credit default swaps (CDS)	KRW	2017	3
			2016	7
			2015	6
		USD	2016	2
			2015	7
			2014	2
			2013	25
			2012	18
	Credit linked notes (CLN)	USD	2016	2
			2015	3
KB Securities as protection buyer	Credit default swaps (CDS)	KRW	2017	3
			2016	6
			2015	5
		USD	2016	2
			2015	7
			2014	2
			2013	25
			2012	18
	Credit linked notes (CLN)	KRW	2017	34
			2016	51
		USD	2016	2
			2015	3

[KB Kookmin Card]

A.	Purpose of Transactions

KB Kookmin Card and its subsidiaries are involved in derivatives transactions to hedge against cash flow risks resulting from fluctuations in interest rates and exchange rates associated with their assets and liabilities. Derivative products traded by such entities as of March 31, 2017 are as follows:

						(Unit: KRW millions)
Type	Purpose	Market	Counterparty	Initial Contract Date	Final Maturity Date	Contract Amount	Early Termination
Currency swap	Risk hedging	Over-the- counter	SC Bank + 2	2014.11.24	2020.08.31	390,635	Possible
Interest rate swap	Risk hedging	Over-the- counter	Korea Development Bank + 2	2013.06.13	2022.06.21	453,000	Possible

B.	Fair Value of Derivative Products

The fair value of derivative financial products designated as hedging instruments is as follows:.

(1)	1Q 2017

		(Unit: KRW millions)
Type	Contract Amount	Asset	Liability
Currency swap	390,635	3,584	—
Interest rate swap	453,000	677	6,628

Total	843,635	4,261	6,628

(2)	2016

		(Unit: KRW millions)
Type	Contract Amount	Asset	Liability
Currency swap	422,975	29,888	4,444
Interest rate swap	428,000	328	7,997

Total	850,975	30,216	12,441

(3)	2015

		(Unit: KRW millions)
Type	Contract Amount	Asset	Liability
Currency swap	351,600	18,789	—
Interest rate swap	448,000	—	12,804

Total	799,600	18,789	12,804

C.	Profit/Loss Relating to Derivative Products

(1)	Gain (loss) on hedging and gain (loss) on hedging of hedging instruments

		(Unit: KRW millions)
Type	1Q 2017	2016	2015
Total gain (Loss) on hedging	(20,142)	11,791	23,708
Gain (loss) on hedging of hedging instruments	(20,485)	11,388	23,029
Gain (loss) on non-effective cash flow hedging	343	403	679

1.	( ) means a negative number.

(2)	Other comprehensive income and items reclassified as income for the period relating to derivative products designated as cash flow hedges

		(Unit: KRW millions)
Type	1Q 2017	2016	2015
Other comprehensive income	(20,485)	11,388	23,029
Other comprehensive income reclassified as income for the period	22,915	(6,733)	(22,118)
Income tax effect	(363)	(1,213)	(443)

Total	2,067	3,442	468

1.	( ) means a negative number.

D.	Maturity of Derivative Products

Contractual maturities of derivative products are as follows. The following amounts include interest to be received and paid but exclude the effects of set-off contracts

(1)	1Q 2017

					(Unit: KRW millions)
Type	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow received (paid) of net payment derivative products	(171)	(879)	(2,183)	5,695	823	3,285
Cash flow received of total payment derivative products	413	1,956	350,025	51,378	—	403,772
Cash flow paid of total payment derivative products	(540)	(2,149)	(345,667)	(51,294)	—	(399,650)

Total	(298)	(1,072)	2,175	5,779	823	7,407

1.	( ) means a negative number.

(2)	2016

					(Unit: KRW millions)
Type	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow received (paid) of net payment derivative products	(292)	(1,087)	(3,285)	(3,123)	24	(7,763)
Cash flow received of total payment derivative products	302	1,924	253,574	178,108	—	433,908
Cash flow paid of total payment derivative products	(522)	(2,193)	(233,036)	(171,968)	—	(407,719)

Total	(512)	(1,356)	17,253	3,017	24	18,426

1.	( ) means a negative number.

(3)	2015

					(Unit: KRW millions)
Type	Less than 1 month	1 month ~ 3 months	3 months ~ 1 year	1 year ~ 5 years	More than 5 years	Total
Cash flow received (paid) of net payment derivative products	(389)	(1,124)	(4,262)	(7,350)	—	(13,125)
Cash flow received of total payment derivative products	252	722	3,849	358,239	—	363,062
Cash flow paid of total payment derivative products	(504)	(1,135)	(4,934)	(336,576)	—	(343,149)

Total	(641)	(1,537)	(5,347)	14,313	—	6,788

1.	( ) means a negative number.

[KB Life Insurance]

A.	Overview of Derivative Transactions

(1)	Hedging of Public and Private Funds

		(Unit: KRW millions)
Derivative Trading		Amount	Income
Government bond futures	January	6,906	—
	February	16,108	8
	March	50,759	(3)
KOSPI futures	January	Not Applicable
	February
	March	0	(2)

1.	The derivatives transactions above are internal transactions relating to discretionary public and private funds and are for the purposes of hedging against fluctuations in stock indexes and interest rates of bonds.

(2)	Gain (Loss) on Valuation of Embedded Derivatives of Hybrid Bonds

			(Unit: KRW millions)
Type	Face Value	Gain (loss) on Valuation (1Q 2017)	Gain (loss) on Valuation (2016)
POSCO1-1	40,000	370	852
Lotte Shopping Hybrid Bond 1 - 4	20,000	(33)	582
POSCO Energy Hybrid Bond 1 - 1	30,000	57	941
Total	90,000	394	2,375

(3)	Forward Hedges Relating to Foreign Currency Bonds

			(Unit: KRW millions)
Type	Amount (1,000 USD)	Gain (loss) on Valuation (1Q 2017)	Gain (loss) on Valuation (2016)
Sale of U.S. Dollar Forwards	358,260	26,953	(11,656)

1.	The derivative transactions above are for the purpose of hedging against fluctuations in exchange rates of assets in foreign currency.

[KB Real Estate Trust]

Put option contracts based on securities invested through PFVs, including put options, call options and put back options relating to stocks of other companies or acquisition of equity securities, are as follows:

							(Unit: KRW millions)
Type	Name of Subject Company	Market	Counterparty	Initial Contract Date	Final Maturity Date	Contract Amount	Early Termination
Put option	Woomi KB New Stay No. 1 Real Estate Investment Management Trust	Over-the-counter	Woomi Construction	2016.2.18	Termination of business	1,900	—

[KB Investment]

Derivative transactions as of March 31, 2017:

				(Unit: KRW millions)
Type		Balance	Asset	Liability
Trading purpose	Over-the-counter option	53,683	13,842	—

1.	Based on K-IFRS consolidated financial statements

5.	Business Facilities

[Group-wide]

A.	Branches

(As of March 31, 2017)
Classification		Domestic			Overseas
		Branches	Sub-branches	Offices	Branches	Sub-branches	Offices
Holding Company	KB Financial Group Inc.	1	—	—	—	—	—
First-Tier Subsidiaries	Kookmin Bank	922	142	—	5	—	3
	KB Kookmin Card Co., Ltd.	115	—	—	—	—	1
	KB Investment & Securities Co., Ltd.	25	45	—	—	—	—
	KB Life Insurance Co., Ltd.	31	—	—	—	—	—
	KB Asset Management Co., Ltd.	1	—	—	—	—	—
	KB Capital Co., Ltd.	21	—	10	—	—	—
	KB Savings Bank Co., Ltd.	6	3	—	—	—	—
	KB Real Estate Trust Co., Ltd.	3	—	—	—	—	—
	KB Investment Co., Ltd.	1	—	—	—	—	—
	KB Credit Information Co., Ltd.	16	—	—	—	—	—
	KB Data System Co., Ltd.	1	—	—	—	—	—
Second-Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	—	—	—	1	—	—
	Kookmin Bank Int’l Ltd.(London)	—	—	—	1	—	—
	Kookmin Bank Cambodia PLC	—	—	—	1	—	—
	Kookmin Bank (China) Ltd.	—	—	—	1	—	—

—	Total	1,143	190	10	9	—	4

1.	Head office (including the sales division) is considered as a branch and counted as one domestic branch.
2.	KB Kookmin Card’s locations are all included as sub-branches.
3.	Head offices of overseas subsidiaries are each included as one branch.
4.	Kookmin Bank (China) Ltd. operates branches in Beijing, Guangzhou, Suzhou, Harbin and Shanghai.
5.	KB Kookmin Bank Cambodia Plc operates branches in Toulkork and Tuol Tum Poong (established on February 15, 2017) in Phnom Penh.
6.	KB Microfinance Myanmar Co., Ltd. obtained a FRD Microfinance license and commenced operations on March 15, 2017.

B.	Business Facilities

(As of March 31, 2017)	(Unit: KRW millions)
Classification	Acquisition Cost	Accumulated Depreciation	Accumulated Impairment Loss	Book Value
Office purpose land	2,290,432	—	(1,018)	2,289,414
Office buildings	1,454,187	(484,833)	(5,859)	963,495
Leased store facilities	720,668	(646,431)	—	74,237
Office chattels	1,581,713	(1,365,106)	(2,718)	213,889
Assets in construction	8,852	—	—	8,852
Assets under financing lease	34,111	(22,555)	—	11,556

Total	6,089,963	(2,518,925)	(9,595)	3,561,443

1.	On a consolidated basis

[Matters Relating to Major Consolidated Subsidiaries]

[Kookmin Bank]

A.	Branches

[Domestic Locations]

(As of March 31, 2017)		(Unit: number of offices)
Classification	Geographic Location	Branches	Sub-branches	Offices	Total
	Seoul	333	48	—	381
	Busan	66	7	—	73
	Daegu	40	7	—	47
	Incheon	50	10	—	60
	Daejon	24	10	—	34
	Kwangju	20	4	—	24
	Ulsan	14	—	—	14
	Gyeonggi Province	219	27	—	246
	Gangwon Province	14	2	—	16
Kookmin Bank	Gyeongsang-buk Province	33	5	—	38
	Gyeongsang-nam Province	26	6	—	32
	Jeolla-buk Province	17	3	—	20
	Jeolla-nam Province	20	2	—	22
	Chungcheong-buk Province	19	6	—	25
	Chungcheon-nam Province	18	2	—	20
	Jeju Island	5	2	—	7
	Sejong	4	1	—	5

Total		922	142	—	1,064

1.	Sales divisions (3) are included as domestic branches.

[Overseas Locations]

(As of March 31, 2017)					(Unit: number of offices)
Classification	Geographic Location	Branches	Sub-branches	Offices	Total
	Japan (Tokyo)	1	—	—	1
	New Zealand (Auckland)	1	—	—	1
	US (New York)	1	—	—	1
Kookmin Bank	Vietnam (Ho Chi Minh)	1	—	—	1
	Hong Kong (Hong Kong)	1	—	—	1
	Vietnam (Hanoi)	—	—	1	1
	Myanmar (Yangon)	—	—	1	1
	India (Gurgaon)	—	—	1	1
Kookmin Bank Int’l Ltd. (London)	UK (London)	1	—	—	1
Kookmin Bank Cambodia PLC	Cambodia (Phnom Penh)	1	—	—	1
Kookmin Bank (China) Ltd.	China (Beijing)	1	—	—	1
KB Microfinance Myanmar Co., Ltd.	Myanmar (Yangon)	1	—	—	1

Total		9	—	3	12

1.	Head offices of overseas subsidiaries are each included as one branch.

2.	Kookmin Bank (China) Ltd. operates branches in Beijing, Guangzhou, Suzhou, Harbin and Shanghai.

3.	KB Kookmin Bank Cambodia Plc operates branches in Toulkork and Tuol Tum Poong (established on February 15, 2017 )in Phnom Penh.

4.	KB Microfinance Myanmar Co., Ltd. obtained a FRD Microfinance license and commenced operations on March 15, 2017.

B.	Business Facilities

					(Unit: KRW millions)
Classification		Land (Book Value)	Building (Book Value)	Total	Notes
	Head office	706,963	289,768	996,731
Owned	Branch office	1,210,398	483,188	1,693,586
	Company housing, etc.	200,123	58,892	259,015

Subtotal		2,117,484	831,848	2,949,332

Lease			1,032,125	1,032,125	Lease deposit

Total		2,117,484,	1,863,973	3,981,457

1.	Based on domestic business facilities

C.	Automatic Teller Machines

			(Unit: machines)
Classification	1Q 2017	2016	2015
ATM	8,300	8,479	9,079
Paywell	1,562	1,649	1,686
Automated receipt and disbursement machine	227	282	641

D.	Expansion Plans for New Branches and Significant Facilities

[Domestic Locations]

Classification	1Q 2017 Results	2017 Plan	Notes
New	3	15	—

1.	The above plan (accumulated results for 1Q 2017) is subject to change based on circumstances.

[Overseas Locations]

Kookmin Bank is pursuing a plan to convert its representative office in Gurgaon, India into a branch, for which it obtained preliminary approval from the Reserve Bank of India in May 2017. The branch is scheduled to be established in November 2017.

[KB Securities]

A.	Branches

(1)	Domestic

			(As of March 31, 2017)
Region	Branches	Sub-branches	Offices
Seoul	40	1	41
Busan	4	—	4
Daegu	4	—	4
Incheon	3	—	3
Kwangju	3	—	3
Daejon	3	—	3
Ulsan	9	—	9
Gyeonggi Province	22	2	24
Gangwon Province	1	—	1
Chungcheong-buk Province	2	—	2
Chungcheon-nam Province	5	—	5
Gyeongsang-buk Province	6	—	6
Gyeongsang-nam Province	5	—	5
Jeolla-buk Province	3	—	3
Jeolla-nam Province	1	—	1
Jeju Island	1	—	1

Total	112	3	115

1.	Head office (sales division) is counted as a branch.

(2)	Overseas

				(As of March 31, 2017)
Region	Branches	Sales Offices	Representative Offices	Total
China (Shanghai)	—	—	1	1

Total	—	—	1	1

B.	Business Facilities

			(As of March 31, 2017; Unit: KRW)
Type	Land (Book Value)	Building (Book Value)	Total	Notes
Gangdong	1,056,000,000	1,314,073,774	2,370,073,774
Gangneung	222,000,000	682,257,380	904,257,380
Daechi	17,373,284,700	3,037,083,333	20,410,368,033
Gwacheon	403,324,488	556,633,168	959,957,656
Kwangwhamun	1,115,080,128	717,527,329	1,832,607,457
Guro	849,125,903	865,012,550	1,714,138,453
Guri	458,628,750	491,651,578	950,280,328
Kimpo	255,136,700	604,102,105	859,238,805
Namulsan	8,941,016,904	2,419,431,066	11,360,447,970
Noeun	246,836,688	521,388,745	768,225,433
Daegu	5,197,922,721	5,296,668,764	10,494,591,485
Daechun	3,970,867,596	966,376,668	4,937,244,264
Mabuk-dong	38,656,124,000	20,725,174,140	59,381,298,140
Masan	1,515,669,850	263,901,305	1,779,571,155
Mokdong	832,006,160	1,167,487,608	1,999,493,768
Byungyoung	476,550,000	612,328,170	1,088,878,170
Bucheon	1,492,871,015	2,891,542,819	4,384,413,834
Bupyeong	2,016,733,396	3,374,968,709	5,391,702,105
Bundang	722,621,600	1,294,373,285	2,016,994,885
Seocho	1,164,275,056	1,372,820,175	2,537,095,231
Suwon	734,343,189	876,859,661	1,611,202,850
Suji	621,946,050	1,160,606,685	1,782,552,735
Shingal	239,200,000	212,631,385	451,831,385
Ssangmun	490,000,000	584,189,650	1,074,189,650
Andong	1,415,530,826	902,802,522	2,318,333,348
Apgujeong	1,298,224,772	1,155,971,250	2,454,196,022
Youngju	1,546,219,373	891,402,368	2,437,621,741
Jeonju	389,924,378	1,118,946,402	1,508,870,780
Changwon	1,827,129,431	2,178,819,921	4,005,949,352
Cheonan	347,959,713	679,306,102	1,027,265,815
Cheongju	188,522,880	267,527,117	456,049,997
Techno Mart	576,944,266	1,481,661,712	2,058,605,978
Paju	642,446,653	670,883,658	1,313,330,311
Pyeongtaek	2,852,430,233	1,943,605,488	4,796,035,721
Haeundae	279,147,926	369,254,337	648,402,263

Total	100,416,045,345	63,669,270,929	164,085,316,274

C.	Automatic Teller Machines

				(Unit: machines)
Classification	1Q 2017	2016	2015	Remark
ATM	10	10	10	—

[KB Kookmin Card]

A.	Branches

			(As of March 31, 2017)
Geographic Location	Branch Offices	Sales Offices	Geographic Location
Seoul	7	9	16
Busan	2	5	7
Daegu	1	4	5
Incheon	1	1	2
Kwangju	1	3	4
Daejon	1	2	3
Ulsan	1	1	2
Sejong	0	0	0
Gyeonggi	5	7	12
Gangwon	1	3	4
Chungbuk	1	1	2
Chungnam	1	1	2
Jeonbuk	1	3	4
Jeonnam	0	1	1
Gyeongbuk	0	0	0
Gyeongnam	1	3	4
Jeju	1	1	2
Overseas	0	0	0

Total	25	45	70

B.	Business Facilities

			(Unit: KRW millions)
Classification	Land (Book Value)	Building (Book Value)	Total
Business purpose real estate	48,081	32,979	81,060

C.	Expansion Plans for New Branches and Significant Facilities

•	Not Applicable

[KB Life Insurance]

A.	Branches

Classification	Domestic			Overseas
	Branches	Sub-branches	Offices	Branches	Sub-branches	Offices
KB Life Insurance	31	—	—	—	—	—

Total	31	—	—	—	—	—

[KB Asset Management]

A.	Branches

			(As of March 31, 2017)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1

[KB Capital]

A.	Branches

			(As of March 31, 2017)
Geographic Location	Branches	Offices	Total
Seoul	5	2	7
Gyeonggi Province	4	3	4
Gyeongsang-nam Province	1	—	1
Chungcheong-buk Province	1	—	1
Jeolla-buk Province	1	—	1
Jeolla-nam Province	—	1	1
Gangwon Province	—	1	1
Incheon	2	1	3
Daejon	2	1	2
Kwangju	1	—	1
Daegu	1	1	2
Ulsan	1	—	1
Busan	2	—	1

Total	21	10	31

1.	Branch offices include head office (located in Suwon).

B.	Business Facilities

				(Unit: KRW millions)
Classification	Land (Book Value)	Building (Book Value)	Total	Notes
Gangnam Branch, etc.	3,892	6,472	10,364	Seoul branch, Daegu office, etc.

Total	3,892	6,472	10,364	—

1.	Measured at fair value as of the date of conversion (January 1, 2010) to K-IFRS, which is the deemed cost as of such time.
2.	As of March 31, 2017

[KB Savings Bank]

A.	Branches

				(As of March 31, 2017)
Geographic Location	Branches	Sub- branches	Offices	Total
Seoul	3	3	—	6
Gyeonggi Province/Incheon	2	—	—	2

Total	6	3	—	8

1.	Head office is included as a branch.

B.	Automatic Teller Machines

					(Unit: machines)
Classification	2017.3.31	2016.12.31	2015.12.31	2014.12.31	2013.12.31
CD	—	—	—	—	—
ATM	—	—	—	2	2
Passbook printer	—	—	—	—	—
Other	—	—	—	—	—

C.	Business Facilities

(As of March 31, 2017)	(Unit: KRW millions)
Classification	Acquisition Cost	Accumulated Depreciation	Accumulated Impairment Costs	Book Value
Office purpose land	7,291	—	—	7,291
Office buildings	10,806	(651)	—	10,155
Leased store facilities	439	(358)	—	81
Office chattels	6,656	(6,067)	—	589
Assets in construction	192	—	—	192
Assets under financing lease	—	—	—	—

Total	25,384	(7,076)	—	18,308

1.	Based on K-IFRS

[KB Real Estate Trust]

A.	Branches

			(As of March 31, 2017)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1
Busan	—	1	1
Daejon	—	1	1

Total	1	2	3

[KB Investment]

A.	Branches

			(As of March 31, 2017)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1

[KB Credit Information]

A.	Branches

				(As of March 31, 2017)
Geographic Location	Branches	Sub-branches	Offices	Total
Seoul	8	—	—	8
Busan	1	—	—	1
Daegu	1	—	—	1
Incheon	1	—	—	1
Daejon	1	—	—	1
Kwangju	2	—	—	2
Gyeonggi Province	1	—	—	1
Gyeongsang-nam Province	1	—	—	1
Chungcheong-nam Province	16	—	—	16

Total

1.	Headquarter (located in Suwon) is counted as a branch.

[KB Data System]

A.	Branches

			(As of March 31, 2017)
Geographic Location	Head Office	Branch Offices	Total
Seoul	1	—	1

6.	Other Matters Necessary for an Investment Decision

[Matters Relating to the Controlling Company]

<KB Financial Group Inc.>

A.	Capital Adequacy-related Indicators

(1)	BIS Capital Adequacy Ratios

			(Units: KRW millions, %)
Item	1Q 2017	2016	2015
Equity capital (A)	31,564,526	31,103,291	29,140,025
Risk weighted assets (B)	200,367,251	203,649,442	188,212,825
Capital adequacy ratio (A/B)	15.75	15.27	15.48

1.	Based on Basel III standards
2.	Data for 1Q 2017 are estimates only.

B.	Financial Soundness-related Indicators

(1)	Liquidity Ratios

			(Units: KRW millions, %)
Item	1Q 2017	2016	2015
Local currency current assets (A)	1,115,505	59,429	325,124
Local currency current liabilities (B)	671,016	5,554	4,565
Local currency liquidity ratio (A/B)	166.24	1,070.02	7,122.10

1.	Based on K-IFRS separate financial statements
2.	Based on current assets and liabilities with remaining maturity of less than one month (amendment of the Financial Holding Company Supervision Regulation and Detailed Regulations for Enforcement).

(2)	Profitability Ratios

			(Unit: %)
Item	1Q 2017	2016	2015
Return on total assets (ROA)	0.94	0.63	0.54
Return on equity (ROE)	11.17	7.26	6.06

1.	Based on K-IFRS consolidated financial statements

C.	Asset Quality-related Indicators

(1)	Substandard and Below Loan Ratios

			(Units: KRW billions, %)
Item	1Q 2017	2016	2015
Total loans	266,545	266,050	246,316
Substandard and below loans	2,331	2,265	2,885
Substandard and below loan ratio	0.87	0.85	1.17

1.	Data for 1Q 2017 are provisional only.

D.	Other Matters to Consider

The Company submitted its Annual Report on Form 20-F for 2016 to the SEC as of April 24, 2017. Please note that material disclosure relating to such submission is available under “Domestic Report of Business Report submitted to Overseas Stock Exchange, Etc.” on the FSS’s Data Analysis, Retrieval and Transfer System (dart.fss.or.kr) as of April 25, 2017.

[Matters Relating to Major Consolidated Subsidiaries]

[Kookmin Bank]

A.	Capital Adequacy

(1)	BIS Capital Adequacy Ratios

	(Units: KRW hundred millions, %)
Item	1Q 2017	2016	2015
Total equity capital (A)	250,032	245,789	236,858
Tier 1 capital (A1)	231,405	223,433	203,318
Common equity capital (Aa1)	231,405	223,433	203,318
Other Tier 1 capital (Aa2)	—	—	—
Supplementary capital (A2)	18,627	22,356	33,540
Risk-weighted assets (B)	1,501,399	1,506,485	1,479,729
Risk-weighted assets for credit risk (internal ratings based approach)	1,357,261	1,364,697	1,333,891
Risk-weighted assets for market risk (internal model based approach)	42,038	38,836	41,894
Risk-weighted assets for operational risk (advanced measurement approach)	102,100	102,952	103,944
Total capital adequacy ratio (A/B)	16.65	16.32	16.01
Tier 1 capital ratio (A1/B)	15.41	14.83	13.74
Common equity capital ratio (Aa1/B)	15.41	14.83	13.74

1.	Based on Basel III standards

B.	Liquidity Ratios

			(Unit: %)
Item	1Q 2017	2016	2015
Liquidity coverage ratio (LCR)	109.62	96.75	104.26
Foreign currency liquidity ratio	95.44	—	—
Ratio of business purpose premises and equipment	14.74	15.28	14.81

1.	Based on K-IFRS financial statement
2.	LCR: average of 1Q 2017, 4Q 2016 and 4Q 2015.

(on a monthly average balance basis starting in 1Q 2017)

C.	Asset Quality

(1)	Asset Quality

		(Units: KRW millions, %)
Item		1Q 2017	2016	2015
	Total	234,604,386	235,025,602	222,946,176
Total loans	Corporate	112,579,484	111,644,573	107,485,639
	Consumer	122,024,902	123,381,029	115,460,537
	Total	1,820,867	1,748,362	2,446,853
		0.78	0.74	1.10
Substandard and below loans Substandard and below loan ratio	Corporate	1,489,967	1,429,683	2,079,020
		1.32	1.28	1.93
	Consumer	330,900	318,679	367,833
		0.27	0.26	0.32
	Total	1,461,183	1,428,729	1,874,307
Non-accrual loans Non-accrual loan ratio		0.62	0.61	0.84
	Corporate	1,153,154	1,135,417	1,539,642
		1.02	1.02	1.43
	Consumer	308,029	293,312	334,665
		0.25	0.24	0.29
Ratio of provision for credit losses (A/B)		95.75	95.62	86.12
Total reserves and regulatory reserve for credit loss (for calculation of non-accrual loan) (A)		1,743,545	1,671,791	2,107,159
Substandard and below loans (B)		1,820,867	1,748,362	2,446,853
Delinquency ratio	Based on total loans	0.38	0.35	0.40
	Based on corporate loans	0.51	0.46	0.47
	Based on consumer loans	0.26	0.26	0.35

1.	Based on K-IFRS financial statements
2.	Delinquency ratio is based on loans with principal and interest overdue by one month or more.
3.	Ratio of provision for credit losses, total reserves and regulatory reserve for credit loss (for calculation of non-accrual loan: The figures for 2015 and 2014 are calculated in accordance with the amended Banking Business Supervision Regulation and Enforcement Detailed Regulation of Banking Business Supervision (effective December 20, 2016). The figures without the amendment applied are as follows:

	(Units: KRW millions, %)
Item	1Q 2017	2016	2015
Ratio of provision for credit losses (A/B)	192.42	196.93	151.57
Total reserves and regulatory reserve for credit loss (for calculation of non-accrual loan) (A)	3,503,654	3,443,047	3,708,802
Substandard and below loans (B)	1,820,867	1,748,362	2,446,853

(2)	Allowance for Loan Losses and Regulatory Reserve for Credit Losses

	(Unit: KRW millions)
Item	1Q 2017	2016	2015
Allowance for loan losses	1,727,732	1,651,036	2,316,838
Regulatory reserve for credit losses	1,972,681	1,989,616	1,826,653
Special allowance for loan losses	—	—	—
Allowance for payment guarantee	112,427	128,189	161,763
Allowance for unused commitments	114,240	124,966	125,752
Other allowances	169,569	171,995	161,853
Allowance for credit rating	4,348	4,350	4,370

1.	Based on K-IFRS financial statements
2.	Allowance for loan losses includes allowance relating to other assets
3.	Payment guarantee allowance includes the relevant portion for payment guarantees among financial guarantee agreements.

D.	Other Matters for Consideration

(1)	Top 20 Credit Exposures by Borrower

(As of March 31, 2017)	(Unit: KRW billions)
Borrower	Credit Extended
Samsung Electronics Co., Ltd.	1,207
KIA Motors Corporation	795
LG Electronics Inc.	600
Hyundai Heavy Industries Co., Ltd.	580
Hyundai Capital Services, Inc.	547
S-OIL Corporation	534
Hyundai Motor Company	513
Hyundai Steel Co., Ltd.	509
Samsung Heavy Industries Co., Ltd.	478
Airport Railroad Co., Ltd.	467
Korea Securities Finance Corp.	435
POSCO Daewoo Corporation	400
Busan-Gimhae Light Rail Transit Co., Ltd.	390
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	377
Bank of Communications Co., Ltd.	374
SK Energy Co., Ltd.	372
Hankook Tire Co., Ltd.	372
Shinhan Financial Group Co., Ltd.	361
Shinsegae Inc.	349
China Construction Bank (Asia) Corporation Limited	340

Total	10,000

(2)	10 Largest Exposures by Group

(As of March 31, 2017)	(Unit: KRW billions)
Borrower	Credit Extended
Hyundai Motor	4,166
Samsung	2,803
SK	1,819
LG	1,484
Hanwha	1,282
LG	1,225
POSCO	1,167
Hyundai Heavy Industries	995
GS	831
LS	785

Total	16,556

(3)	Loan Concentration by Industry

(As of March 31, 2017)		(Units: KRW billions, %)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	38,966	34.61%
Real estate	23,048	20.47%
Retail and wholesale	22,413	19.91%
Hotel, lodging and food service	15,820	14.05%
Construction	7,241	6.43%
Financial institutions	3,450	3.06%
Other	1,641	1.46%

Total	112,579	100.00%

(4)	Top 20 Borrowers with Non-Performing Loans

(As of March 31, 2017)			(Unit: KRW billions)
Borrower	Industry	Total Credit	Allowance for Loan Losses
A	Construction	99.1	97.2
B	Construction	67.5	69.2
C	Manufacturing	60.7	60.5
D	Publication, visual image, broadcasting communication and information service	55.3	49.9
E	Shipbuilding	51.5	36.3
F	Real estate and leasing	41.6	41.7
G	Construction	41.2	40.3
H	Transportation	39.1	7.6
I	Shipping	23.8	23.5
J	Real estate and leasing	18.1	0.5
K	Manufacturing	17.0	6.2
L	Arts, sports and recreation related services	16.5	16.5
M	Publication, visual image, broadcasting communication and information service	14.7	13.1
N	Manufacturing	13.6	14.1
O	Manufacturing	13.3	13.2
P	Hotel, lodging and food service	13.0	3.0
Q	Construction	13.0	11.9
R	Wholesale and retail sale	12.1	11.4
S	Manufacturing	11.0	6.0
T	Manufacturing	9.8	9.4

Total		631.9	531.7

E.	Other Undisclosed Matters for the Investors’ Consideration

•	To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 23, 2017	2,795

[KB Securities]

A.	Capital Adequacy and Financial Soundness

(1)	Net Capital Ratios

		(Unit: KRW millions)
Item	1Q 2017	2016	2015
Net operating capital (A)	2,925,738	2,844,164	1,814,784
Total amount at risk (B)	899,225	866,158	685,973
Net operating capital ratio (A/B)	325.36%	328.37%	264.56%
Maintenance equity margin (C)	134,400	134,400	268,800
Net capital ratio (A-B)/C	1,507.82%	1,471.73%	419.94%
Capital surplus (A-B)	2,026,512	1,978,006	1,128,811

(*)	Amended NCR calculation standards apply starting in January 2015.

(2)	Debt-Equity Ratio

		(Unit: KRW millions)
Item	1Q 2017	2016	2015
Actual assets (A)	28,522,862	27,061,470	20,088,863
Actual liabilities (B)	26,642,410	25,349,730	18,018,796
Debt-Equity Ratio (A/B)	107.06%	106.75%	111.49%

B.	Professionals

(Unit: people)
Category	Total
Securities Fund Investment Advisors	1,921
Derivatives Fund Investment Advisors	1,760
Real Estate Fund Investment Advisors	1,602
Securities Investment Advisors	2,049
Derivatives Investment Advisors	1,725
Professional Investors Advisors	3
Investment Advisor Managers	98
Discretionary Investment Managers	833
Collective Investment Managers	126
Real Estate Investment Managers	7
Research Analysts	61

Total number of professionals (1)	10,185

Total number of professionals (2)	2,202

1.	“Total number of professionals (1)” (based on the number experts registered with the Korea Financial Investment Association) refers to the total number of professionals, and “Total number of professionals (2)” assumes that a person with two or more licenses holds only one license.

[KB Kookmin Card]

A.	Major Financial Ratios

		(Unit: %)
Item		1Q 2017	2016	2015	Calculation Method
Capital adequacy	Adjusted equity ratio	24.76	26.39	24.87	(Adjusted total equity /Adjusted total assets) X100
Asset quality	Substandard and below loan ratio	1.38	1.28	1.13	(Total substandard and below loans/total loans) X100
	Delinquent loan ratio	1.54	1.47	1.38	(delinquent loans/total loans) X100
Profitability	Return on assets	1.94	1.93	2.17	(Adjusted net income/Adjusted total asset average balance) X100
	Return on equity	7.67	7.64	9.08	(Adjusted net income/Total equity) X100
Liquidity	Local currency liquidity ratio	421.50	432.95	409.94	(Local currency liquid assets/Local currency liquid liabilities) X100

1.	Based on report to the FSS
2.	Substandard and below loans are the sum of substandard, doubtful and estimated loss loans classified in accordance with asset quality classification standards.
3.	Adjusted net income = Net income – Amount transferred to reserves for credit losses – Valuation gain(loss) on loans and financial liabilities.
4.	Adjusted average balance of total assets = Average balance of total assets – Balance of reserves. for credit losses – Accumulated unrealized valuation gain(loss) on loans

B.	Allowance for Loan Losses

	(Units: KRW millions, %)
Classification	Item		Outstanding Loan Amount	Allowance for Loan Losses	Ratio
1Q 2017	Loans	Credit card assets	14,092,653	451,627	2.96
		Factoring loans	523,318
		General loans	159,587
		Installment financing assets	406,455
		Privately placed bonds	55,805
	Other assets		474,166	8,918	1.88

		Total	15,711,984	460,545	2.93

2016	Loans	Credit card assets	13,560,913	428,732	2.90
		Factoring loans	820,131
		General loans	138,355
		Installment financing assets	193,904
		Privately placed bonds	60,425
	Other assets		576,773	7,750	1.34

		Total	15,350,501	436,482	2.84

2015	Loans	Credit card assets	12,159,150	406,331	2.73
		Factoring loans	2,693,274
		General loans	28,021
		Installment financing assets	374
	Other Assets		582,660	5,822	1.00

		Total	15,463,479	412,153	2.67

1.	On a basis of managed assets basis
2.	Loans include deferred loan origination costs and present value discount.

C.	Delinquency Ratios

							(Units: KRW millions, %)
			1Q 2017		2016		2015
Item			Delinquent Amount	Delinquency Ratio	Delinquent Amount	Delinquency Ratio	Delinquent Amount	Delinquency Ratio
Card assets	Lump sum payment	Individual	9,803	0.59	9,458	0.60	8,293	0.57
		Corporate	10,088	1.59	7,930	1.28	7,136	1.33

		Total	19,891	0.87	17,388	0.79	15,429	0.77

	Installment payment	Individual	26,851	0.78	25,242	0.76	23,270	0.82
		Corporate	1,314	3.85	1,403	4.23	702	2.73

		Total	28,165	0.81	26,645	0.79	23,972	0.83

	Short-term card loan (cash advances)		26,932	2.84	24,777	2.65	21,444	2.32
	Long-term card loan (card loans)		74,967	1.63	68,661	1.60	54,087	1.53
	Other	Settlement-type partially settled amount	20,725	0.82	20,251	0.81	18,916	0.76
		Agreement to rollover (revolving)	4,213	1.81	4,081	1.69	4,748	1.66
		Other	916	2.07	1,160	2.43	1,372	2.51

		Sub-total	25,854	0.92	25,492	0.91	25,036	0.88

	Total card assets		175,809	1.25	162,963	1.20	139,968	1.15

Installment financing assets			182	0.05	229	0.12	—	—
Factoring			13,945	2.66	18,505	2.25	47,499	1.76
General loans			2,818	1.77	1,800	1.30	197	0.70
Other loans			—	—	—	—	—	—

Total (card loans + installment financing assets + factoring + general loans + other loans)			192,754	1.26	183,497	1.24	187,664	1.26

1.	On a managed assets basis
2.	Based on accounts delinquent for over one month and excludes accounts receivable and prepaid accounts

[KB Life Insurance]

A.	Capital Adequacy-related Indicators

(1)	Risk-based Capital Adequacy Ratio (RBC ratio)

		(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Available capital (A)	579,916	572,825	619,703
Required capital (B)	315,197	287,652	253,318
Risk-based capital adequacy ratio (A/B)	183.99	199.14	244.63

1.	Based on K-IFRS separate figures

B	Financial Soundness-related Indicators

(1)	Liquidity Ratios

			(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Current assets (A)	893,107	848,042	707,234
Three-month average insurance proceeds (B)	228,533	211,289	182,654
Rolling one year insurance proceeds	914,131	845,154	730,617
Liquidity Ratios (A/B x 100)	390.80	401.37	387.20

1.	Based on report to the FSS

(2)	Profitability Ratios

			(Unit: %)
Item	2017.3.31	2016.12.31	2015.12.31
ROA	0.58	0.15	0.13
ROE	9.30	2.25	1.81

1.	Based on K-IFRS consolidated figures

C.	Financial Soundness-related Indicators

(1)	Weighted Non-performing Assets

		(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Weighted non-performing assets (A)	7,652	7,714	6,542
Assets classified according to asset quality (B)	7,618,159	7,620,076	7,275,041
Ratio (A/B)	0.10	0.10	0.09

1.	Based on K-IFRS separate figures
2.	Assets classified according to asset quality: assets required to be classified according to asset quality based on Article 7-3(2) of the Regulation on Supervision of Insurance Business.
3.	Weighted non-performing assets: sum of 20% of assets classified as substandard, 50% of assets classified as doubtful and 100% of assets classified as estimated loss.

(2)	Risk-weighted Assets

		(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Risk-weighted assets (A)	3,536,947	3,434,892	3,058,900
Total assets (B)	7,957,833	7,908,254	7,553,298
Ratio (A/B)	44.45	43.43	40.50

1.	Based on K-IFRS separate figures
2.	Total Assets: Excludes deferred acquisition costs, goodwill and special account assets.

[KB Asset Management]

A.	Capital Adequacy-related Indicators

•	Minimum Operating Capital Ratios

Item	03.2017	2016	2015
Minimum operating capital ratio	415.26%	554.39%	573.94%

1.	Based on K-IFRS separate financial statements (reported to FSS)

B.	Financial Soundness-related Indicators

•	Liquidity Ratios

Item	03.2017	2016	2015
Liquidity Ratio	1059.26%	1031.34%	534.90%

1.	Based on K-IFRS separate financial statements

•	Profitability Ratios

Item	03.2017	2016	2015
ROA	28.93%	29.81%	10.39%
ROE	31.78%	39.06%	14.10%

1.	Based on K-IFRS separate figures, annualized

C.	Asset Quality-related Indicators

•	Allowance for Loan Loss Ratio

Item	2017.03.31	2016.12.31	2015.12.31
Allowance for Loan Loss Ratio	2.58%	1.29%	1.30%

1.	Based on K-IFRS separate financial statements

[KB Capital]

(1)	Adjusted Equity Ratios

	(Units: KRW millions, %)
Item	1Q 2017	2016	2015	2014	2013
Adjusted equity capital (A)	814,673	802,454	585,757	472,672	503,908
Adjusted total assets (B)	7,604,450	7,235,545	5,262,971	3,943,109	3,861,468
Adjusted equity ratio (A/B)	10.71%	11.09%	11.13%	11.99%	13.05%

1.	KB Capital engages in the specialized credit finance business and its adjusted equity ratio is calculated pursuant to the FSS supervision regulations.

(2)	Changes in Non-Performing Loans

					(Units: KRW hundred millions, %)
1Q 2017		2016		2015		Change (year-on-year basis)
NPL balance	Ratio	NPL balance	Ratio	NPL balance	Ratio	NPL balance	Ratio
1,126	1.50%	1,064	1.49%	1,339	2.53%	62	0.01%

1.	NPL balance and ratio is the substandard and below balance and ratio in accordance with the asset quality classification standards of the Regulations on Supervision of Specialized Credit Finance Business.

(3)	Allowance for Loan Losses

			(Unit: KRW hundred millions)
Item			1Q 2017	2016	2015	2014	2013
	Domestic	General	721	742	887	820	705
		Special		—	—	—	—

		Sub-total	721	742	887	820	705

Allowance for Loan Losses	Overseas	General		—	—	—	—
		Special		—	—	—	—

		Sub-total		—	—	—	—

	Total		721	742	887	820	705

Bad debt expenses			70	445	562	768	647

1.	Based on K-IFRS consolidated financial statements
2.	Excludes operating lease assets from allowance for loans losses in accordance with the amended Regulations on Supervision of Specialized Credit Finance Business.
3.	KRW74.1 billion in reserves for loan losses has been accumulated for the first quarter of 2017 in accordance with K-IFRS.

(4)	Entities with Large Amounts of Non-Performing Loans

				(Unit: KRW hundred millions)
Name of Entity	1Q 2017 NPL Balance	2016 NPL Balance	2015 NPL Balance	2014 NPL Balance
Domestic entities	134	127	561	336
Overseas entities	—	—	—	—

1.	NPL balance is the balance of substandard and below loans of KRW1 billion or more in accordance with the asset quality classification standards of the Regulations on Supervision of Specialized Credit Finance Business.
2.	Based on report to the FSS

(5)	Other Significant Matters

1)	Total Credits and Asset Quality Classification

							(Units: KRW millions, %)
Item		2017. 3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
By credit	Total credit (A)	7,491,652	7,140,789	6,664,735	6,230,369	5,651,694	5,261,022	4,753,582	4,499,520	4,169,523
	Card	—	—	—	—	—	—	—	—	—
	Installment financing	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Lease	1,817,738	1,709,225	1,600,258	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379
	New technology	—	—	—	—	—	—	—	—	—
	Loans	3,357,764	3,349,856	3,246,902	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027
	Other	5,936	8,307	3,706	12,570	7,467	54,420	52,523	55,468	54,349
By asset quality	Normal	7,281,234	6,973,713	6,500,161	6,074,872	5,456,938	5,071,623	4,553,671	4,300,282	3,945,901
	Accumulated allowances	14,297	15,845	11,905	12,072	11,555	11,547	13,510	14,322	13,698
	Allowance ratio	0.20%	0.23%	0.18%	0.20%	0.21%	0.23%	0.30%	0.33%	0.35%
	Cautionary	97,797	58,310	57,467	57,515	56,665	56,213	67,841	83,012	111,059
	Accumulated allowances	4,990	5,400	4,882	4,715	4,495	4,372	5,837	7,657	11,110
	Allowance ratio	5.10%	9.26%	8.50%	8.20%	7.93%	7.78%	8.60%	9.22%	10.00%
	Sub–standard	20,928	17,823	22,454	20,824	30,438	32,000	42,115	27,478	26,762
	Accumulated allowances	4,204	3,795	4,213	4,510	8,141	7,832	10,319	7,473	7,696
	Allowance ratio	20.09%	21.29%	18.76%	21.66%	26.75%	24.48%	24.50%	27.20%	28.76%
	Doubtful	58,008	52,979	49,236	46,189	45,842	49,984	73,174	71,533	69,315
	Accumulated allowances	23,300	22,571	19,401	18,800	18,229	23,887	41,689	41,675	39,744
	Allowance ratio	40.17%	42.60%	39.40%	40.70%	39.77%	47.79%	56.97%	58.26%	57.34%
	Estimated loss	33,686	35,101	33,785	28,514	59,858	51,202	16,780	17,214	16,486
	Accumulated allowances	25,299	26,637	25,358	20,139	49,420	41,109	9,579	10,260	9,560
	Allowance ratio	75.10%	75.89%	75.06%	70.63%	82.56%	80.29%	57.09%	59.60%	57.99%
	Total	7,491,652	7,137,927	6,663,103	6,227,913	5,649,740	5,261,022	4,753,582	4,499,520	4,169,523
	Accumulated allowances	72,090	74,249	65,759	60,235	91,840	88,748	80,934	81,386	81,806
	Allowance ratio	0.96%	1.04%	0.99%	0.97%	1.63%	1.69%	1.70%	1.81%	1.96%
By delinquency	Delinquent amount (B)	92,508	88,072	81,554	73,551	94,086	90,592	76,190	77,701	84,344
	Less than one month	6,390	6,279	5,818	4,946	4,770	4,925	5,140	4,963	5,179
	One month and longer	86,118	81,792	75,735	68,605	89,316	85,667	71,050	72,738	79,166
	Delinquency ratio (B/A)	1.23%	1.23%	1.22%	1.18%	1.66%	1.72%	1.60%	1.73%	2.02%
	Less than one month	0.09%	0.09%	0.09%	0.08%	0.08%	0.09%	0.11%	0.11%	0.12%
	One month and longer	1.15%	1.15%	1.14%	1.10%	1.58%	1.63%	1.49%	1.62%	1.90%

1.	Based on K-IFRS consolidated financial statements
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Leased assets: Includes terminated leases and rental assets
4.	Reflects non-depreciated balance standard of operating lease assets
5.	Excludes incidental expenses

2)	Installment Financing Assets

(Units: KRW millions, %)
Item		2017. 3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
By credit	Installment financing assets (A)	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Durable goods	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Housing	—	—	—	—	—	—	—	—	—
	Machinery	—	—	—	—	—	—	—	—	—
	Other	—	—	—	—	—	—	—	—	—
By asset quality	Normal	2,276,024	2,045,263	1,786,989	1,563,121	1,273,549	1,116,262	986,974	950,444	896,604
	Accumulated allowances	2,025	2,173	1,934	2,184	2,051	2,001	2,423	2,701	2,589
	Allowance ratio	0.09%	0.11%	0.11%	0.14%	0.16%	0.18%	0.25%	0.28%	0.29%
	Cautionary	19,921	14,778	14,780	16,019	17,112	17,287	18,999	19,074	23,993
	Accumulated allowances	848	827	836	875	882	948	1,251	1,663	1,899
	Allowance ratio	4.26%	5.59%	5.66%	5.46%	5.15%	5.49%	6.58%	8.72%	7.91%
	Sub-standard	2,815	2,137	1,813	1,750	1,783	2,247	2,659	3,344	4,395
	Accumulated allowances	401	346	302	373	433	639	789	999	1,338
	Allowance ratio	14.24%	16.17%	16.67%	21.34%	24.30%	28.43%	29.67%	29.86%	30.44%
	Doubtful	9,447	9,047	8,171	8,383	8,460	8,519	8,760	9,219	9,534
	Accumulated allowances	3,133	3,218	2,705	2,938	3,143	3,328	3,545	4,003	4,440
	Allowance ratio	33.17%	35.57%	33.11%	35.04%	37.16%	39.07%	40.46%	43.42%	46.57%
	Estimated loss	2,007	2,176	2,116	1,180	604	529	723	1,056	1,242
	Accumulated allowances	1,392	1,535	1,504	810	296	272	346	648	725
	Allowance ratio	69.32%	70.55%	71.10%	68.66%	48.92%	51.48%	47.78%	61.35%	58.36%
	Total	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Accumulated allowances	7,799	8,099	7,282	7,181	6,805	7,189	8,353	10,014	10,990
	Allowance ratio	0.34%	0.39%	0.40%	0.45%	0.52%	0.63%	0.82%	1.02%	1.17%
By delinquency	Delinquent amount (B)	13,422	12,838	11,620	11,243	11,014	11,842	14,173	14,231	18,409
	Less than one month	878	820	843	745	731	742	896	867	878
	One month and longer	12,543	12,019	10,778	10,498	10,283	11,101	13,277	13,363	17,531
	Delinquency ratio (B/A)	0.58%	0.62%	0.64%	0.71%	0.85%	1.03%	1.39%	1.45%	1.97%
	Less than one month	0.04%	0.04%	0.05%	0.05%	0.06%	0.06%	0.09%	0.09%	0.09%
	One month and longer	0.54%	0.58%	0.59%	0.66%	0.79%	0.97%	1.30%	1.36%	1.87%

1.	Based on K-IFRS consolidated financial statements
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Excludes incidental expenses

3)	Leased Assets

(Units: KRW millions, %)
Item		2017. 3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
Leased assets(A)		1,817,738	1,709,225	1,600,258	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379
By asset quality	Normal	1,777,337	1,695,697	1,585,803	1,480,697	1,343,019	1,256,764	1,133,950	1,063,657	956,307
	Accumulated allowances	786	787	564	788	760	733	795	813	853
	Allowance ratio	0.04%	0.05%	0.04%	0.05%	0.06%	0.06%	0.07%	0.08%	0.09%
	Cautionary	30,470	5,266	7,413	7,457	5,406	5,942	4,907	6,997	13,174
	Accumulated allowances	107	165	57	62	59	28	257	127	155
	Allowance ratio	0.35%	3.13%	0.76%	0.83%	1.10%	0.47%	5.24%	1.82%	1.18%
	Sub-standard	5,040	3,519	4,216	2,751	2,666	1,694	1,886	1,931	2,270
	Accumulated allowances	1,022	838	750	715	1,860	430	463	538	547
	Allowance ratio	20.27%	23.80%	17.79%	25.98%	69.77%	25.41%	24.56%	27.87%	24.08%
	Doubtful	4,464	4,119	2,499	1,926	2,464	1,029	1,164	1,172	1,573
	Accumulated allowances	2,635	2,927	1,442	1,427	706	620	413	464	762
	Allowance ratio	59.04%	71.06%	57.69%	74.11%	28.67%	60.25%	35.46%	39.57%	48.43%
	Estimated loss	427	624	327	372	146	65	580	196	55
	Accumulated allowances	280	481	203	206	29	9	321	58	8
	Allowance ratio	65.48%	77.09%	62.08%	55.56%	19.73%	13.23%	55.41%	29.68%	13.61%
	Total	1,817,738	1,709,225	1,600,258	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379
	Accumulated allowances	4,829	5,197	3,016	3,199	3,414	1,820	2,249	2,000	2,324
	Allowance ratio	0.27%	0.30%	0.19%	0.21%	0.25%	0.14%	0.20%	0.19%	0.24%
By delinquency	Delinquent amount (B)	7,465	5,425	4,244	3,413	3,138	2,842	4,065	4,185	4,596
	Less than one month	272	393	274	139	104	90	233	119	140
	One month and longer	7,192	5,033	3,970	3,274	3,035	2,753	3,831	4,066	4,456
	Delinquency ratio (B/A)	0.41%	0.32%	0.27%	0.23%	0.23%	0.22%	0.36%	0.39%	0.47%
	Less than one month	0.01%	0.02%	0.02%	0.01%	0.01%	0.01%	0.02%	0.01%	0.01%
	One month and longer	0.40%	0.29%	0.25%	0.22%	0.22%	0.22%	0.34%	0.38%	0.46%

1.	Based on K-IFRS consolidated financial statements
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Reflects non-depreciated balance standard of operating lease assets
4.	Excludes incidental expenses

4)	Loans

(Units: KRW millions, %)
Item		2017. 3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
Loans (A)		3,357,764	3,349,856	3,246,902	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027
By asset quality	Normal	3,224,196	3,228,916	3,126,720	3,022,314	2,834,071	2,645,444	2,381,315	2,231,859	2,039,641
	Accumulated allowances	11,309	12,684	9,267	8,955	8,627	8,683	10,153	10,657	10,113
	Allowance ratio	0.35%	0.39%	0.30%	0.30%	0.30%	0.33%	0.43%	0.48%	0.50%
	Cautionary	47,363	38,248	35,263	34,023	34,136	32,966	43,922	56,906	73,869
	Accumulated allowances	3,886	4,256	3,855	3,648	3,432	3,279	4,187	5,705	8,805
	Allowance ratio	8.21%	11.13%	10.93%	10.72%	10.05%	9.95%	9.53%	10.03%	11.92%
	Sub-standard	13,022	12,129	16,382	16,269	25,944	28,031	37,551	22,180	20,076
	Accumulated allowances	2,771	2,604	3,152	3,411	5,839	6,758	9,063	5,931	5,808
	Allowance ratio	21.28%	21.47%	19.24%	20.97%	22.50%	24.11%	24.13%	26.74%	28.93%
	Doubtful	42,365	38,710	37,563	34,886	34,054	39,570	62,524	60,405	57,542
	Accumulated allowances	16,232	15,214	14,291	13,477	13,415	18,719	37,159	36,608	34,017
	Allowance ratio	38.31%	39.30%	38.05%	38.63%	39.39%	47.31%	59.43%	60.60%	59.12%
	Estimated loss	30,818	31,853	30,975	26,653	58,859	50,252	15,146	15,614	14,899
	Accumulated allowances	23,195	24,171	23,282	18,812	48,845	40,472	8,582	9,205	8,537
	Allowance ratio	75.26%	75.88%	75.16%	70.58%	82.99%	80.54%	56.66%	58.95%	57.30%
	Total	3,357,764	3,349,856	3,246,902	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027
	Accumulated allowances	57,394	58,930	53,848	48,304	80,157	77,910	69,143	68,106	67,281
	Allowance ratio	1.71%	1.76%	1.66%	1.54%	2.68%	2.79%	2.72%	2.85%	3.05%
By delinquency	Delinquent amount (B)	70,765	69,036	65,009	58,277	79,455	75,365	57,504	58,842	60,912
	Less than one month	5,217	5,041	4,689	4,035	3,928	4,072	3,998	3,952	4,152
	One month and longer	65,548	63,994	60,320	54,243	75,527	71,293	53,506	54,889	56,760
	Delinquency ratio (B/A)	2.11%	2.06%	2.00%	1.86%	2.66%	2.70%	2.26%	2.64%	2.76%
	Less than one month	0.16%	0.15%	0.14%	0.13%	0.13%	0.15%	0.16%	0.18%	0.19%
	One month and longer	1.95%	1.91%	1.86%	1.73%	2.53%	2.55%	2.11%	2.46%	2.57%

1.	Based on K-IFRS consolidated financial statements
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Excludes incidental expenses

[KB Savings Bank]

A.	Capital Adequacy-related Indicators

•	BIS Capital Adequacy Ratios

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Equity capital (A)	130,926	128,241	116,785	91,855	66,256	70,722
Risk-weighted assets (B)	763,926	787,267	621,276	509,530	382,843	396,432
Capital adequacy ratio (A/B)	17.14	16.29	18.80	18.03	17.31	17.84

1.	Based on K-GAAP (reflecting cash dividends after account closing)
2.	BIS (Bank for International Settlements) capital adequacy ratio = equity capital / risk weighted assets × 100
3.	Based on the Mutual Savings Bank Business Supervisory Enforcement Detailed Rules
4.	KB Savings Bank starts with December 31, 2014 as it merged with Yehansoul Savings Bank as of January 13, 2014

B.	Financial Soundness-related Indicators

•	Liquidity Ratios

	(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Current assets (A)	329,999	302,335	231,543	250,329	188,532	289,655
Current liabilities (B)	250,942	278,888	142,787	130,849	85,986	94,501
Liquidity ratio (A/B)	131.50	108.41	162.16	191.31	219.26	306.51

1.	Based on K-GAAP
2.	KB Savings Bank starts with December 31, 2014 as it merged with Yehansoul Savings Bank as of January 13, 2014.

•	Profitability Ratios

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Return on assets (ROA)	1.23	1.02	2.61	(1.94)	(0.05)	(3.57)
Return on equity (ROE)	7.29	5.84	12.89	(9.23)	(0.20)	(20.86)
Cost-asset ratio	2.03	2.72	2.32	2.96	2.62	1.76
Revenue-cost ratio	77.11	79.97	65.03	79.33	88.17	105.20

1.	Based on K-IFRS
2.	KB Savings Bank starts with December 31, 2014 as it merged with Yehansoul Savings Bank as of January 13, 2014.

C.	Asset Quality-related Indicators

•	Allowance for Loan Loss Ratio

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Total credits (A)	822,336	825,274	648,417	511,919	395,995	360,512
Allowance for loan losses	27,966	30,160	39,506	45,075	46,286	36,949
Allowance for loan loss ratio	3.40	3.65	6.09	8.81	11.69	10.25

1.	Based on K-GAAP (except for figures for 2012, which are based on net amounts based on K-IFRS)
2.	Loans among the total credits above are based on amounts prior to set off of allowance for loan losses; loans at the time of acquisition are valued at fair value and are set off against allowance for loan losses until they are removed from the books and records.
3.	KB Savings Bank starts with December 31, 2014 as it merged with Yehansoul Savings Bank as of January 13, 2014

•	Substandard and Below Loan Ratios

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31	2014.12.31	2013.12.31	2012.12.31
Substandard and below loans (A)	39,197	40,812	66,502	97,482	102,399	83,814
Total credit balance (B)	822,336	825,274	648,417	511,919	395,995	360,512
Substandard and below loan ratio (A/B)	4.77	4.95	10.26	19.04	25.86	23.25

1.	Based on K-GAAP (except for figures for 2012, which are based on net amounts based on K-IFRS)
2.	Substandard and below loans are calculated under Article 38(1) of the Mutual Savings Bank Supervision Regulations.
3.	KB Savings Bank starts with December 31, 2014 as it merged with Yehansoul Savings Bank as of January 13, 2014

[KB Real Estate Trust]

A.	Capital Adequacy-related Indicators

(1)	Net Operating Capital Ratios

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Net operating capital (A)	159,151	172,488	190,451
Total amount at risk (B)	9,983	9,617	7,824
Net operating capital ratio (A/B)	1,594.3	1,793.6	2,434.3

1.	Based on K-IFRS
2.	Total amount at risk = market risk amount + credit risk amount + operating risk amount
3.	Net operating capital ratio = (net operating capital – total amount at risk) x 100; financial investment businesses are legally obligated to maintain a certain (150%) net operating capital ratio.

B.	Financial Soundness-related Indicators

(1)	Local Currency Liquidity Ratios

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Local currency current assets (A)	99,446	82,259	112,378
Local currency current liabilities (B)	12,034	7,013	3,586
Local currency liquidity ratio (A/B)	826.4	1,173.0	3,133.5

1.	Based on K-IFRS
2.	Local currency liquidity ratio = local currency current assets (less than three months) / local currency current liabilities (less than three months) x 100

(2)	Debt-to-Equity Ratio

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Total debt	35,203	33,713	20,482
Total equity	170,977	182,974	203,338
Debt-to-equity ratio	20.59	18.43	10.1

1.	Based on K-IFRS
2.	Percentage of debt compared to equity of financial investment businesses

C.	Asset Quality-related Indicators

(1)	Substandard and Below Loan Ratio

(Units: KRW millions, %)
Item	2017.3.31	2016.12.31	2015.12.31
Substandard and below loans	12,226	12,438	12,469
Loans subject to asset quality classification	26,506	18,074	38,094
Substandard and below loan ratio	46.13	68.82	32.7

1.	Based on K-IFRS
2.	Substandard and below loans = substandard loans + doubtful loans + estimated loss loans
3.	Substandard and below loan ratio = substandard and below loans / loans subject to asset quality classification x 100

III.	FINANCIAL MATTERS OF THE COMPANY

1.	Summary Financial Data

A.	Summary Consolidated Statements of Financial Position

(Unit: KRW millions)
Classification	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	18,934,003	17,884,863	16,316,066
Financial assets at fair value through profit or loss	28,185,566	27,858,364	11,174,064
Derivative financial assets	2,486,555	3,381,935	2,278,112
Loans	267,515,181	265,486,134	245,005,370
Financial investments	45,103,344	45,147,797	39,136,759
Investments in associates	1,802,512	1,770,673	1,737,840
Property and equipment	3,561,443	3,627,268	3,287,383
Investment property	721,832	755,011	211,815
Intangible assets	653,215	652,316	466,828
Current income tax assets	96,620	65,738	18,525
Deferred income tax assets	27,404	133,624	8,373
Assets held for sale	87,777	52,148	48,628
Other assets	11,714,025	8,857,785	9,375,704

Total Assets	380,889,477	375,673,656	329,065,467

Financial liabilities at fair value through profit or loss	11,409,667	12,122,836	2,974,604
Derivative financial liabilities	2,639,201	3,807,128	2,325,756
Deposits	242,016,681	239,729,695	224,268,185
Debts	26,367,660	26,251,486	16,240,743
Debentures	35,292,250	34,992,057	32,600,603
Provisions	519,787	537,717	607,860
Net defined benefit liabilities	132,275	96,299	73,197
Current income tax liabilities	445,898	441,812	30,920
Deferred income tax liabilities	28,516	103,482	179,243
Other liabilities	30,435,225	26,329,741	20,861,634

Total Liabilities	349,287,160	344,412,253	300,162,745

Equity attributable to shareholders of the company	31,324,789	30,998,044	28,680,621
Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	16,995,548	16,994,902	15,854,510
Accumulated other comprehensive income	438,523	405,329	430,244
Retained earnings	12,601,361	12,229,228	10,464,109
Treasury shares	(801,201)	(721,973)	—
Non-controlling interests	277,528	263,359	222,101

Total Equity	31,602,317	31,261,403	28,902,722

TOTAL LIABILITIES AND EQUITY	380,889,477	375,673,656	329,065,467

Number of consolidated entities	197	196	83

B.	Summary Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	1Q 2017		1Q 2016		2016		2015
Net interest income		1,726,353		1,506,284		6,402,529		6,203,199
Net fee and commission income		520,638		368,157		1,584,892		1,534,983
Net gains on financial assets/liabilities at fair value through profit or loss		241,286		38,229		(8,768)		359,727
Net other operating income (expenses)		(179,322)		(71,987)		(533,711)		(715,960)
General and administrative expenses		(1,167,221)		(1,053,808)		(5,228,711)		(4,523,584)
Operating profit before provision for credit losses		1,141,734		786,875		2,216,231		2,858,365
Provision for credit losses		(254,894)		(118,968)		(539,283)		(1,037,231)
Net operating income		886,840		667,907		1,676,948		1,821,134
Net non-operating income		78,418		51,900		951,707		343,561
Profit before income tax		965,258		719,807		2,628,655		2,164,695
Income tax expense		(77,669)		(165,573)		(438,475)		(437,389)
Profit for the period		887,589		554,234		2,190,180		1,727,306
Other comprehensive income (loss) for the period, net of tax		32,691		172,299		(24,937)		(31,262)
Total comprehensive income for the period		920,280		726,533		2,165,243		1,696,044
Profit attributable to:		887,589		554,234		2,190,180		1,727,306
Shareholders of the parent company	870,101		545,004		2,143,744		1,698,318
Non-controlling interests	17,488		9,230		46,436		28,988
Total comprehensive income for the period attributable to:		920,280		726,533		2,165,243		1,696,044
Shareholders of the parent company	903,295		717,213		2,118,829		1,666,883
Non-controlling interests	16,985		9,320		46,414		29,161
Earnings per share
Basic earnings per share (KRW)		2,192		1,415		5,588		4,396
Diluted earnings per share (KRW)		2,180		1,409		5,559		4,376

2.	Consolidated Financial Statements

A.	Consolidated Statements of Financial Position

(Unit: KRW millions)

Classification	As of March 31, 2017		As of December 31, 2016		As of December 31, 2015
ASSETS
I. Cash and due from financial institutions	18,934,003		17,884,863		16,316,066
II Financial assets at fair value through profit or loss	28,185,566		27,858,364		11,174,064
III. Derivative financial assets	2,486,555		3,381,935		2,278,112
IV. Loans	267,515,181		265,486,134		245,005,370
V. Financial investments	45,103,344		45,147,797		39,136,759
VI. Investments in associates	1,802,512		1,770,673		1,737,840
VII. Property and equipment	3,561,443		3,627,268		3,287,383
VIII. Investment property	721,832		755,011		211,815
IX. Intangible assets	653,215		652,316		466,828
X. Current income tax assets	96,620		65,738		18,525
XI. Deferred income tax assets	27,404		133,624		8,373
XII. Assets held for sale	87,777		52,148		48,628
XIII. Other assets	11,714,025		8,857,785		9,375,704
Total Assets		380,889,477		375,673,656		329,065,467
LIABILITIES
I. Financial liabilities at fair value through profit or loss	11,409,667		12,122,836		2,974,604
II. Derivative financial liabilities	2,639,201		3,807,128		2,325,756
III. Deposits	242,016,681		239,729,695		224,268,185
IV. Debts	26,367,660		26,251,486		16,240,743
V. Debentures	35,292,250		34,992,057		32,600,603
VI. Provisions	519,787		537,717		607,860
VII. Net defined benefit liabilities	132,275		96,299		73,197
VIII. Current income tax liabilities	445,898		441,812		30,920
IX. Deferred income tax liabilities	28,516		103,482		179,243
V. Other liabilities	30,435,225		26,329,741		20,861,634
Total Liabilities		349,287,160		344,412,253		300,162,745
EQUITY
I. Equity attributable to shareholders of the company	31,324,789		30,998,044		28,680,621
1. Share capital	2,090,558		2,090,558		1,931,758
2. Capital surplus	16,995,548		16,994,902		15,854,510
3. Accumulated other comprehensive income	438,523		405,329		430,244
4. Retained earnings	12,601,361		12,229,228		10,464,109
5. Treasury shares	(801,201)		(721,973)		—
II. Non-controlling interests	277,528		263,359		222,101
Total Equity		31,602,317		31,261,403		28,902,722
TOTAL LIABILITIES AND EQUITY		380,889,477		375,673,656		329,065,467

B.	Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	1Q 2017		2016		2015
I. Net interest income		1,726,353		6,402,529		6,203,199
1. Interest income	2,603,810		10,021,882		10,375,823
2. Interest expense	(877,457)		(3,619,353)		(4,172,624)
II. Net fee and commission income		520,638		1,584,892		1,534,983
1. Fee and commission income	939,078		3,150,877		2,971,095
2. Fee and commission expense	(418,440)		(1,565,985)		(1,436,112)
III. Net gains on financial assets/liabilities at fair value through profit or loss		241,286		(8,768)		359,727
IV. Net other operating income (expenses)		(179,322)		(533,711)		(715,960)
V. General and administrative expenses		(1,167,221)		(5,228,711)		(4,523,584)
VI. Operating profit before provision for credit losses		1,141,734		2,216,231		2,858,365
VII. Provision for credit losses		(254,894)		(539,283)		(1,037,231)
VIII. Net operating income		886,840		1,676,948		1,821,134
IX. Net non-operating income		78,418		951,707		343,561
1. Share of profit of associates	52,450		280,838		203,097
2. Net other non-operating income	25,968		670,869		140,464
X. Profit before income tax		965,258		2,628,655		2,164,695
XI. Income tax expense		(77,669)		(438,475)		(437,389)
XII. Profit for the period		887,589		2,190,180		1,727,306
XIII. Other comprehensive income (loss) for the period, net of tax		32,691		(24,937)		(31,262)
Items that will not be reclassified to profit or loss:		(3,744)		16,294		(22,504)
1. Remeasurements of net defined benefit liabilities	(3,463)		12,671		(22,906)
2. Share of other comprehensive income of associates	(281)		3,623		402
Items that may be reclassified subsequently to profit or loss:		36,435		(41,231)		(8,758)
1. Exchange differences on translating foreign operations	(60,954)		20,148		45,143
2. Valuation gains (losses) on financial investments	65,567		(47,871)		(28,969)
3. Shares of other comprehensive income of associates	23,304		(10,716)		(180)
4. Cash flow hedges	1,267		4,303		725
5. Losses on hedges of a net investment in a foreign operation	7,251		(7,095)		(25,477)
XIV. Total comprehensive income for the period		920,280		2,165,243		1,696,044
Profit attributable to:		887,589		2,190,180		1,727,306
Shareholders of the parent company	870,101		2,143,744		1,698,318
Non-controlling interests	17,488		46,436		28,988
Total comprehensive income for the period attributable to:		920,280		2,165,243		1,696,044
Shareholders of the parent company	903,295		2,118,829		1,666,883
Non-controlling interests	16,985		46,414		29,161
XV. Earnings per share
Basic earnings per share (KRW)		2,192		5,588		4,396
Diluted earnings per share (KRW)		2,180		5,559		4,376

C.	Consolidated Statements of Changes in Equity

(Unit: KRW millions)
Classification	Equity attributable to shareholders of the parent company					Non- controlling Interests	Total Equity
	Share Capital	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares
Balance at January 1, 2015	1,931,758	15,854,510	461,679	9,067,145	—	197,580	27,512,672
Comprehensive income
Profit for the year	—	—	—	1,698,318	—	28,988	1,727,306
Remeasurements of net defined benefit liabilities	—	—	(23,062)	—	—	156	(22,906)
Exchange differences on translating foreign operations	—	—	45,143	—	—	—	45,143
Change in value of financial investments	—	—	(28,862)	—	—	(107)	(28,969)
Shares of other comprehensive income of associates	—	—	222	—	—	—	222
Cash flow hedges	—	—	601	—	—	124	725
Losses on hedges of a net investment in a foreign operation	—	—	(25,477)	—	—	—	(25,477)
Transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(301,354)	—	(4,640)	(305,994)
Balance at December 31, 2015	1,931,758	15,854,510	430,244	10,464,109	—	222,101	28,902,722
Balance at January 1, 2016	1,931,758	15,854,510	430,244	10,464,109	—	222,101	28,902,722
Comprehensive income
Profit for the year	—	—	—	2,143,744	—	46,436	2,190,180
Remeasurements of net defined benefit liabilities	—	—	12,821	—	—	(150)	12,671
Exchange differences on translating foreign operations	—	—	20,148	—	—	—	20,148

(Unit: KRW millions)
Classification	Equity attributable to shareholders of the parent company					Non- controlling Interests	Total Equity
	Share Capital	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Shares
Change in value of financial investments	—	—	(47,794)	—	—	(77)	(47,871)
Shares of other comprehensive income of associates	—	—	(7,093)	—	—	—	(7,093)
Cash flow hedges	—	—	4,098	—	—	205	4,303
Losses on hedges of a net investment in a foreign operation	—	—	(7,095)	—	—	—	(7,095)
Transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(378,625)	—	(5,156)	(383,781)
Acquisition of treasury shares	—	—	—	—	(721,973)	—	(721,973)
Issuance of common stock relating to business combination	158,800	1,142,359	—	—	—	—	1,301,159
Others	—	(1,967)	—	—	—	—	(1,967)
Balance at December 31, 2016	2,090,558	16,994,902	405,329	12,229,228	(721,973)	263,359	31,261,403
Balance at January 1, 2017	2,090,558	16,994,902	405,329	12,229,228	(721,973)	263,359	31,261,403
Comprehensive income (for the quarter)
Profit for the quarter	—	—	—	870,101	—	17,488	887,589
Remeasurements of net defined benefit liabilities	—	—	(3,420)	—	—	(43)	(3,463)
Exchange differences on translating foreign operations	—	—	(60,711)	—	—	(243)	(60,954)
Change in value of financial investments	—	—	65,784	—	—	(217)	65,567
Shares of other comprehensive income of associates	—	—	23,023	—	—	—	23,023
Cash flow hedges	—	—	1,267	—	—	—	1,267
Losses on hedges of a net investment in a foreign operation	—	—	7,251	—	—	—	7,251
Total transactions with shareholders
Dividends paid to shareholders of the parent company	—	—	—	(497,968)	—	(5,156)	(503,124)
Acquisition of treasury shares		566			(79,228)		(78,662)
Others	—	80				2,340	2,420
Balance at March 31, 2017 (End of 1Q)	2,090,558	16,995,548	438,523	12,601,361	(801,201)	277,528	31,602,317

D.	Consolidated Statements of Cash Flows

(Unit: KRW millions)

Classification	1Q 2017		2016		2015
I. Net cash inflow from operating activities		(1,182,102)		1,124,987		2,193,631
1. Profit for the period	887,589		2,190,180		1,727,306
2. Adjustment for non-cash items	619,214		1,361,248		2,533,270
(1) Net gain on financial assets/liabilities at fair value through profit or loss	(130,297)		401,556		(63,319)
(2) Net gain on derivative financial instruments for hedging purposes	(24,443)		69,573		47,466
(3) Adjustment of fair value of derivative financial instruments	(377)		338		1,771
(4) Provision for credit loss	254,894		539,283		1,037,231
(5) Net loss(gain) on financial investments	12,026		(139,800)		(166,911)
(6) Share of profit of associates	(52,450)		(280,838)		(203,097)
(7) Depreciation and amortization expense	74,455		289,438		257,457
(8) Other net losses on property and equipment/intangible assets	2,245		5,259		9,458
(9) Share-based payments	14,766		38,190		17,429
(10) Policy reserve appropriation	(2,751)		366,145		659,501
(11) Post-employment benefits	47,219		197,696		187,882
(12) Net interest income	235,563		421,679		431,157
(13) Loss(gain) on foreign currency translation	129,769		15,931		228,727
(14) Gain from bargain purchase for business combination	—		(628,614)		—
(15) Other profit(loss)	58,595		65,412		88,518
3. Changes in operating assets and liabilities	(2,688,905)		(2,426,441)		(2,066,945)
(1) Financial asset at fair value through profit or loss	(40,176)		(1,463,824)		(418,431)
(2) Derivative financial instruments	103,279		147,137		124,687
(3) Loans	(2,711,977)		(16,423,939)		(14,847,214)
(4) Current income tax assets	(30,882)		(8,868)		287,788
(5) Deferred income tax assets	102,556		(87,701)		9,223
(6) Other assets	(5,089,363)		1,393,689		(682,627)
(7) Financial liabilities at fair value through profit or loss	(969,544)		356,880		1,296,333
(8) Deposits	2,293,080		12,042,422		12,602,806
(9) Deferred income tax liabilities	(58,851)		(150,333)		105,752
(10) Other liabilities	3,712,973		1,768,096		(545,262)
II. Net cash outflow from investing activities		(301,886)		(4,438,538)		(5,075,330)
1. Disposal of financial investments	6,371,310		28,066,113		21,648,312

Classification	1Q 2017		2016		2015
2. Acquisition of financial investments	(6,524,417)		(30,737,148)		(25,688,235)
3. Disposal in investments in associates	58,079		106,658		40,350
4. Acquisition of investments in associates	(30,412)		(1,558,731)		(904,399)
5. Disposal of property and equipment	26		809		2,951
6. Acquisition of property and equipment	(29,223)		(397,157)		(229,210)
7. Acquisition of investment property	—		(1,254)		(4,289)
8. Disposal of intangible assets	1,892		8,330		3,761
9. Acquisition of intangible assets	(21,769)		(111,603)		(52,126)
10. Net cash flow from change in subsidiaries	(148,768)		95,304		—
11. Others	21,396		90,141		107,555
III. Net cash inflow (outflow) from financing activities		457,000		3,181,326		3,255,265
1. Net cash flows from derivative financial instruments for hedging purposes	39,744		11,035		(61,543)
2. Net increase (decrease) in debts	112,687		1,849,513		178,497
3. Increase in debentures	27,729,936		99,305,813		80,263,530
4. Decrease in debentures	(27,174,064)		(98,484,764)		(77,062,704)
5. Increase in other payables from trust accounts	(178,872)		1,639,104		242,827
6. Dividends paid to common shareholders	—		(378,625)		(301,354)
7. Dividends paid to non-controlling interests	(5,156)		(5,156)		(4,640)
8. Acquisition of treasury shares	(82,177)		(716,808)		—
9. Disposal of treasury shares	3,596
10. Others	11,306		(38,786)		652
IV. Effect of exchange rate changes on cash and cash equivalents		(48,371)		89,142		65,557
V. Net increase in cash and cash equivalents (I+II+III+IV)		(1,075,359)		(43,083)		439,123
VI. Cash and cash equivalents at the beginning of the period		7,414,836		7,457,919		7,018,796
VII. Cash and cash equivalents at the end of the period		6,339,477		7,414,836		7,457,919

3.	Notes to Consolidated Financial Statements

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Group included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017.

The Parent Company’s share capital as of March 31, 2017, is ~~W~~2,090,558 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized in its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangeul”) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2017, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of March 31, 2017.

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007, Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012, Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112, Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarifies that the disclosure requirements in Korean IFRS 1112 apply to an entity’s interests in other entities when those interests are classified as held for sale or discontinued operations in accordance with Korean IFRS 1105 Non-current Assets Held for Sale or Discontinued Operations.

Certain new accounting standards and interpretations that have been published that are not mandatory for March 31, 2017 reporting periods and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture. The Group will retroactively apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. Since the Group is not a venture capital organization or a similar entity, the Group is not exempt from applying the equity method and thus the Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1102, Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Group will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments of Korean IFRIC 2122, Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income(or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration. The Group will apply the enactments for annual periods beginning on or after January 1, 2018 with early application permitted. The Group does not expect the enactment to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgments made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Group is analyzing the financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology
2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.
3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other

Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]
Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]
Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired asset if there is objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument
3	Objective evidence of impairment

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group will apply new standard for annual reporting periods beginning on or after January 1, 2018 with early application permitted. The Group is analyzing financial impacts of Korean IFRS 1115 on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite. The Committee approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s internal capital limit and managing detailed policies, procedures and working processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. Especially, the loan analysis department of Kookmin Bank, one of the subsidiaries, is responsible for loan policy, loan limit, loan review, credit management, restructuring and subsequent event management, independently of operating department. On the other hand, risk management group of Kookmin Bank is responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial assets
Due from financial institutions	~~W~~	16,430,380	~~W~~	15,326,173
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		22,996,457		23,058,919
Financial assets designated at fair value through profit or loss		1,657,841		1,693,255
Derivatives		2,486,555		3,381,935
Loans[2]		267,515,181		265,486,134
Financial investments
Available-for-sale financial assets		27,822,784		27,445,752
Held-to-maturity financial assets		10,552,295		11,177,504
Other financial assets[2]		10,111,109		7,322,335

		359,572,602		354,892,007

Off-balance sheet items
Acceptances and guarantees contracts		6,783,658		7,822,124
Financial guarantee contracts		4,380,386		4,746,292
Commitments		96,368,462		97,005,556

		107,532,506		109,573,972

	~~W~~	467,105,108	~~W~~	464,465,979

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~78,230 million and ~~W~~72,349 million as of March 31, 2017 and December 31, 2016, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loan carried at amortized cost when there is any objective indication of impairment. Impairment loss is defined as incurred loss in accordance with Korean IFRS; therefore, a loss that might be occur due to a future event is not recognized in spite of its likelihood. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

Loans as of March 31, 2017 and December 31, 2016, are classified as follows:

(In millions of Korean won)
	March 31, 2017
	Retail			Corporate			Credit card			Total
Loans	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	132,470,553	98.71	~~W~~	119,715,501	98.45	~~W~~	13,533,821	96.24	~~W~~	265,719,875	98.46
Past due but not impaired		1,170,286	0.87		215,103	0.18		209,352	1.49		1,594,741	0.59
Impaired		560,059	0.42		1,671,888	1.37		319,762	2.27		2,551,709	0.95

		134,200,898	100.00		121,602,492	100.00		14,062,935	100.00		269,866,325	100.00

Less: Allowances[1]		(467,036)	0.35		(1,450,623)	1.19		(433,485)	3.08		(2,351,144)	0.87

Carrying amount	~~W~~	133,733,862		~~W~~	120,151,869		~~W~~	13,629,450		~~W~~	267,515,181

(In millions of Korean won)
	December 31, 2016
	Retail			Corporate			Credit card			Total
Loans	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	133,491,252	98.86	~~W~~	117,346,453	98.44	~~W~~	13,001,473	96.09	~~W~~	263,839,178	98.53
Past due but not impaired		961,370	0.71		202,474	0.17		226,648	1.68		1,390,492	0.52
Impaired		575,711	0.43		1,656,387	1.39		302,122	2.23		2,534,220	0.95

		135,028,333	100.00		119,205,314	100.00		13,530,243	100.00		267,763,890	100.00

Less: Allowances[1]		(481,289)	0.36		(1,382,172)	1.16		(414,295)	3.06		(2,277,756)	0.85

Carrying amount	~~W~~	134,547,044		~~W~~	117,823,142		~~W~~	13,115,948		~~W~~	265,486,134

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	March 31, 2017
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	112,529,998	~~W~~	60,747,706	~~W~~	7,047,050	~~W~~	180,324,754
Grade 2		16,245,996		49,209,412		4,993,971		70,449,379
Grade 3		2,688,925		7,115,043		1,205,917		11,009,885
Grade 4		782,928		2,049,491		260,905		3,093,324
Grade 5		222,706		593,849		25,978		842,533

	~~W~~	132,470,553	~~W~~	119,715,501	~~W~~	13,533,821	~~W~~	265,719,875

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	110,720,263	~~W~~	57,754,882	~~W~~	6,804,763	~~W~~	175,279,908
Grade 2		18,400,111		49,531,423		4,774,368		72,705,902
Grade 3		3,188,861		7,722,663		1,147,814		12,059,338
Grade 4		935,265		1,728,631		249,529		2,913,425
Grade 5		246,752		608,854		24,999		880,605

	~~W~~	133,491,252	~~W~~	117,346,453	~~W~~	13,001,473	~~W~~	263,839,178

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of Probability of Default (%)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	March 31, 2017
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,014,333	~~W~~	112,883	~~W~~	40,866	~~W~~	2,204	~~W~~	1,170,286
Corporate		174,852		27,732		12,519		—		215,103
Credit card		156,515		35,398		17,439		—		209,352

	~~W~~	1,345,700	~~W~~	176,013	~~W~~	70,824	~~W~~	2,204	~~W~~	1,594,741

(In millions of Korean won)
	December 31, 2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	782,262	~~W~~	119,667	~~W~~	57,187	~~W~~	2,254	~~W~~	961,370
Corporate		134,432		44,086		23,956		—		202,474
Credit card		176,390		31,880		18,378		—		226,648

	~~W~~	1,093,084	~~W~~	195,633	~~W~~	99,521	~~W~~	2,254	~~W~~	1,390,492

Impaired loans are as follows:

(In millions of Korean won)	March 31, 2017
	Retail		Corporate		Credit card		Total
Loans	~~W~~	560,059	~~W~~	1,671,888	~~W~~	319,762	~~W~~	2,551,709
Allowances under
Individual assessment		(476)		(874,043)		—		(874,519)
Collective assessment		(203,170)		(131,923)		(194,136)		(529,229)

		(203,646)		(1,005,966)		(194,136)		(1,403,748)

	~~W~~	356,413	~~W~~	665,922	~~W~~	125,626	~~W~~	1,147,961

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	575,711	~~W~~	1,656,387	~~W~~	302,122	~~W~~	2,534,220
Allowances under
Individual assessment		(3)		(860,829)		—		(860,832)
Collective assessment		(217,535)		(133,507)		(183,211)		(534,253)

		(217,538)		(994,336)		(183,211)		(1,395,085)

	~~W~~	358,173	~~W~~	662,051	~~W~~	118,911	~~W~~	1,139,135

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	20,580	~~W~~	146,254	~~W~~	239,895	~~W~~	54,517,103	~~W~~	54,923,832
Deposits and savings		11,370		5,427		45,615		2,043,911		2,106,323
Property and equipment		7,139		25,135		28,688		5,892,891		5,953,853
Real estate		263,894		360,222		789,248		137,284,950		138,698,314

	~~W~~	302,983	~~W~~	537,038	~~W~~	1,103,446	~~W~~	199,738,855	~~W~~	201,682,322

(In millions of Korean won)
	December 31, 2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	21,168	~~W~~	131,752	~~W~~	207,493	~~W~~	52,994,315	~~W~~	53,354,728
Deposits and savings		10,849		6,114		51,815		2,115,376		2,184,154
Property and equipment		7,083		25,035		28,053		5,380,329		5,440,500
Real estate		262,340		341,803		590,196		137,263,717		138,458,056

	~~W~~	301,440	~~W~~	504,704	~~W~~	877,557	~~W~~	197,753,737	~~W~~	199,437,438

4.2.5 Credit Quality of Securities

Financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Securities that are neither past due nor impaired[1]	~~W~~	62,946,371	~~W~~	63,298,248
Impaired securities[1]		4,776		4,833

	~~W~~	62,951,147	~~W~~	63,303,081

[1]	Including debt instruments designated at fair value through profit or loss

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,519,156	~~W~~	2,288,659	~~W~~	15,711	~~W~~	16,996	~~W~~	77,705	~~W~~	22,918,227
Financial assets designated at fair value through profit or loss		1,657,838		3		—		—		—		1,657,841
Available-for-sale financial assets		26,504,952		1,276,649		36,407		—		—		27,818,008
Held-to-maturity financial assets		10,552,295		—		—		—		—		10,552,295

	~~W~~	59,234,241	~~W~~	3,565,311	~~W~~	52,118	~~W~~	16,996	~~W~~	77,705	~~W~~	62,946,371

(In millions of Korean won)
	December 31, 2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	20,101,364	~~W~~	2,752,038	~~W~~	46,113	~~W~~	18,397	~~W~~	68,658	~~W~~	22,986,570
Financial assets designated at fair value through profit or loss		1,563,152		120,925		8,176		—		1,002		1,693,255
Available-for-sale financial assets		26,082,139		1,310,782		47,998		—		—		27,440,919
Held-to-maturity financial assets		11,177,504		—		—		—		—		11,177,504

	~~W~~	58,924,159	~~W~~	4,183,745	~~W~~	102,287	~~W~~	18,397	~~W~~	69,660	~~W~~	63,298,248

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

	Domestic				Foreign
Credit quality	KAP	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit Risk Concentration Analysis

Details of the Group’s regional loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,127,213	~~W~~	118,658,085	~~W~~	14,059,439	~~W~~	266,844,737	98.88	~~W~~	(2,312,097)	~~W~~	264,532,640
Europe		—		187,489		327		187,816	0.07		(1,473)		186,343
China		—		1,357,723		1,469		1,359,192	0.50		(22,319)		1,336,873
Japan		898		98,749		210		99,857	0.04		(9,358)		90,499
United States		—		996,989		780		997,769	0.37		(1,825)		995,944
Others		72,787		303,457		710		376,954	0.14		(4,072)		372,882

	~~W~~	134,200,898	~~W~~	121,602,492	~~W~~	14,062,935	~~W~~	269,866,325	100.00	~~W~~	(2,351,144)	~~W~~	267,515,181

(In millions of Korean won)
	December 31, 2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	134,956,004	~~W~~	116,271,176	~~W~~	13,526,026	~~W~~	264,753,206	98.88	~~W~~	(2,234,971)	~~W~~	262,518,235
Europe		1		206,580		245		206,826	0.08		(1,719)		205,107
China		—		1,328,525		2,570		1,331,095	0.50		(23,500)		1,307,595
Japan		1,352		90,977		205		92,534	0.03		(10,385)		82,149
United States		—		984,472		566		985,038	0.37		(2,032)		983,006
Others		70,976		323,584		631		395,191	0.14		(5,149)		390,042

	~~W~~	135,028,333	~~W~~	119,205,314	~~W~~	13,530,243	~~W~~	267,763,890	100.00	~~W~~	(2,277,756)	~~W~~	265,486,134

Details of the Group’s industrial corporate loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,418,810	8.57	~~W~~	(20,059)	~~W~~	10,398,751
Manufacturing		37,255,158	30.64		(623,040)		36,632,118
Service		50,081,057	41.18		(306,873)		49,774,184
Wholesale & Retail		14,418,092	11.86		(123,332)		14,294,760
Construction		3,229,436	2.66		(288,241)		2,941,195
Public sector		854,180	0.70		(5,915)		848,265
Others		5,345,759	4.39		(83,163)		5,262,596

	~~W~~	121,602,492	100.00	~~W~~	(1,450,623)	~~W~~	120,151,869

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,603,474	8.90	~~W~~	(20,870)	~~W~~	10,582,604
Manufacturing		36,505,044	30.62		(539,512)		35,965,532
Service		48,529,236	40.71		(307,132)		48,222,104
Wholesale & Retail		14,246,756	11.95		(116,233)		14,130,523
Construction		3,381,470	2.84		(357,439)		3,024,031
Public sector		886,583	0.74		(6,318)		880,265
Others		5,052,751	4.24		(34,668)		5,018,083

	~~W~~	119,205,314	100.00	~~W~~	(1,382,172)	~~W~~	117,823,142

Types of the Group’s retail and credit card loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	58,525,388	39.47	~~W~~	(22,189)	~~W~~	58,503,199
General		75,675,510	51.04		(444,847)		75,230,663
Credit card		14,062,935	9.49		(433,485)		13,629,450

	~~W~~	148,263,833	100.00	~~W~~	(900,521)	~~W~~	147,363,312

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Housing	~~W~~	59,015,452	39.73	~~W~~	(22,787)	~~W~~	58,992,665
General		76,012,881	51.17		(458,502)		75,554,379
Credit card		13,530,243	9.10		(414,295)		13,115,948

	~~W~~	148,558,576	100.00	~~W~~	(895,584)	~~W~~	147,662,992

Details of the Group’s industrial securities, excluding equity securities, and derivative financial instruments as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,735,055	33.75
Banking and insurance		11,254,277	49.11
Others		3,928,895	17.14

		22,918,227	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,657,841	100.00

		1,657,841	100.00

Derivative financial assets
Government and government funded institutions		6,649	0.27
Banking and insurance		2,339,165	94.07
Others		140,741	5.66

		2,486,555	100.00

Available-for-sale financial assets
Government and government funded institutions		11,685,214	42.00
Banking and insurance		13,478,316	48.44
Others		2,659,254	9.56

		27,822,784	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,012,427	47.50
Banking and insurance		5,228,030	49.54
Others		311,838	2.96

		10,552,295	100.00

	~~W~~	65,437,702

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	7,875,106	34.26
Banking and insurance		11,408,503	49.63
Others		3,702,961	16.11

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance and others		1,693,255	100.00

		1,693,255	100.00

Derivative financial assets
Government and government funded institutions		104,025	3.08
Banking and insurance		2,998,412	88.66
Others		279,498	8.26

		3,381,935	100.00

Available-for-sale financial assets
Government and government funded institutions		10,579,880	38.55
Banking and insurance		13,901,908	50.65
Others		2,963,964	10.80

		27,445,752	100.00

Held-to-maturity financial assets
Government and government funded institutions		5,373,994	48.08
Banking and insurance		5,471,443	48.95
Others		332,067	2.97

		11,177,504	100.00

	~~W~~	66,685,016

Details of the Group’s regional securities, excluding equity securities, and derivative financial instruments by country, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,036,985	96.15
United States		95,441	0.42
Others		785,801	3.43

		22,918,227	100.00

Financial assets designated at fair value through profit or loss
Korea		1,008,735	60.85
United States		119,113	7.18
Others		529,993	31.97

		1,657,841	100.00

Derivative financial assets
Korea		1,114,278	44.81
United States		310,613	12.49
Others		1,061,664	42.70

		2,486,555	100.00

Available-for-sale financial assets
Korea		27,178,320	97.68
United States		79,734	0.29
Others		564,730	2.03

		27,822,784	100.00

Held-to-maturity financial assets
Korea		9,478,262	89.82
United States		178,576	1.69
Others		895,457	8.49

		10,552,295	100.00

	~~W~~	65,437,702

(In millions of Korean won)	December 31, 2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	22,359,665	97.27
United States		141,022	0.61
Others		485,883	2.12

		22,986,570	100.00

Financial assets designated at fair value through profit or loss
Korea		1,232,226	72.77
United States		72,837	4.30
Others		388,192	22.93

		1,693,255	100.00

Derivative financial assets
Korea		2,323,198	68.69
United States		291,160	8.61
Others		767,577	22.70

		3,381,935	100.00

Available-for-sale financial assets
Korea		26,855,024	97.85
United States		141,473	0.52
Others		449,255	1.63

		27,445,752	100.00

Held-to-maturity financial assets
Korea		10,029,429	89.73
United States		193,360	1.73
Others		954,715	8.54

		11,177,504	100.00

	~~W~~	66,685,016

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Group becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other cash flow, and off-balance sheet items related to cash flow of currency derivative instruments and others.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

The Group computes and manages cumulative liquidity gap and liquidity rate subject to every transactions that affect cash flow in Korean won and foreign currencies and off-balance sheet transactions in relation to the liquidity. The Group regularly reports to the Risk Planning Council and Risk Management Committee.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the consolidated financial statements that are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	5,186,345	~~W~~	1,310,710	~~W~~	314,089	~~W~~	674,429	~~W~~	159,427	~~W~~	8,599	~~W~~	7,653,599
Financial assets held for trading[2]		26,415,481		—		—		—		—		—		26,415,481
Financial assets designated at fair value through profit or loss[2]		1,770,085		—		—		—		—		—		1,770,085
Derivatives held for trading[2]		2,402,512		—		—		—		—		—		2,402,512
Derivatives held for fair value hedging[3]		1,413		(1,481)		5,245		11,110		(5,630)		52,962		63,619
Loans		59,431		25,669,358		33,080,772		84,375,695		74,667,563		89,227,395		307,080,214
Available-for-sale financial assets[4]		6,618,494		782,876		1,992,238		5,444,223		18,462,176		3,572,864		36,872,871
Held-to-maturity financial assets		—		167,212		364,189		1,242,962		6,318,343		4,337,324		12,430,030
Other financial assets		198,660		7,959,446		39,094		1,193,509		64,452		16,811		9,471,972

	~~W~~	42,652,421	~~W~~	35,888,121	~~W~~	35,795,627	~~W~~	92,941,928	~~W~~	99,666,331	~~W~~	97,215,955	~~W~~	404,160,383

(In millions of Korean won)	March 31, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,162,383	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,162,383
Financial liabilities designated at fair value through profit or loss[2]		10,247,284		—		—		—		—		—		10,247,284
Derivatives held for trading[2]		2,554,047		—		—		—		—		—		2,554,047
Derivatives held for fair value hedging[3]		1,659		(5,123)		(110)		(8,264)		(31,095)		271		(42,662)
Deposits[5]		118,146,828		11,397,189		20,750,038		80,513,579		10,771,660		3,934,181		245,513,475
Debts		9,196,791		6,040,002		2,720,661		3,924,981		4,269,257		486,790		26,638,482
Debentures		48,063		1,391,928		3,094,177		7,530,222		21,637,691		3,592,704		37,294,785
Other financial liabilities		2,748,598		14,701,221		28,253		131,964		366,271		941,644		18,917,951

	~~W~~	144,105,653	~~W~~	33,525,217	~~W~~	26,593,019	~~W~~	92,092,482	~~W~~	37,013,784	~~W~~	8,955,590	~~W~~	342,285,745

Off-balance sheet items
Commitments[6]	~~W~~	96,368,462	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	96,368,462
Financial guarantee contract[7]		4,380,386		—		—		—		—		—		4,380,386

	~~W~~	100,748,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,748,848

(In millions of Korean won)
	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,431,488	~~W~~	815,026	~~W~~	414,076	~~W~~	629,696	~~W~~	353,581	~~W~~	—	~~W~~	8,643,867
Financial assets held for trading[2]		26,099,518		—		—		—		—		—		26,099,518
Financial assets designated at fair value through profit or loss[2]		1,758,846		—		—		—		—		—		1,758,846
Derivatives held for trading[2]		3,263,115		—		—		—		—		—		3,263,115
Derivatives held for fair value hedging[3]		—		4,075		1,719		1,791		(584)		53,185		60,186
Loans		25,333		24,246,878		27,731,932		88,710,331		73,969,738		90,290,586		304,974,798
Available-for-sale financial assets[4]		6,444,890		617,457		1,734,077		6,027,364		17,804,826		3,916,630		36,545,244
Held-to-maturity financial assets		—		280,822		552,875		1,423,078		6,478,050		4,457,977		13,192,802
Other financial assets		138,840		5,316,491		34,215		1,188,493		42,957		10,408		6,731,404

	~~W~~	44,162,030	~~W~~	31,280,749	~~W~~	30,468,894	~~W~~	97,980,753	~~W~~	98,648,568	~~W~~	98,728,786	~~W~~	401,269,780

(In millions of Korean won)
	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss[2]		10,979,326		—		—		—		—		—		10,979,326
Derivatives held for trading[2]		3,712,015		—		—		—		—		—		3,712,015
Derivatives held for fair value hedging[3]		(1,145)		3,462		(5,114)		8,081		(37,880)		—		(32,596)
Deposits[5]		118,054,880		13,886,329		24,840,830		72,178,631		10,393,616		3,790,933		243,145,219
Debts		8,473,706		5,830,600		3,567,985		5,124,571		4,195,123		116,023		27,308,008
Debentures		52,188		2,078,866		2,403,874		7,493,938		20,673,639		3,273,158		35,975,663
Other financial liabilities		1,656,767		10,969,703		29,248		114,381		354,976		895,950		14,021,025

	~~W~~	144,071,247	~~W~~	32,768,960	~~W~~	30,836,823	~~W~~	84,919,602	~~W~~	35,579,474	~~W~~	8,076,064	~~W~~	336,252,170

Off- balance sheet items
Commitments[6]	~~W~~	97,005,556	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,005,556
Financial guarantee contract[7]		4,746,292		—		—		—		—		—		4,746,292

	~~W~~	101,751,848	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,751,848

[1]	The amounts of ~~W~~11,310,936 million and ~~W~~9,307,958 million, which are restricted due from the financial institutions as of March 31, 2017 and December 31, 2016, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts in accordance with the requirement of Korean IFRS 1039, are considered in the cash flows of the host contracts.
[3]	Cash flows of derivative instruments held for fair value hedging are shown at net cash flow by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments will be made upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments will be made upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	38	~~W~~	(1,110)	~~W~~	(3,272)	~~W~~	(1,984)	~~W~~	88	~~W~~	(6,240)
Cash flow to be received of total settlement derivatives		413		959		337,781		—		—		339,153
Cash flow to be paid of total settlement derivatives		(540)		(3,200)		(358,001)		(102,584)		—		(464,325)

(In millions of Korean won)
	December 31, 2016
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(283)	~~W~~	(1,078)	~~W~~	(3,088)	~~W~~	(3,141)	~~W~~	—	~~W~~	(7,590)
Cash flow to be received of total settlement derivatives		302		948		245,909		121,152		—		368,311
Cash flow to be paid of total settlement derivatives		(522)		(1,080)		(224,600)		(110,373)		—		(336,575)

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments; such as, securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and also, stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary.

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures; such as, trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank, one of the subsidiaries, establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed instruments through its Risk Management Council. The Market Risk Management Committee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies, and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks; such as, interest rate gap, duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to the management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

4.6 Financial Instruments in Foreign Currencies

Details of financial instruments presented in foreign currencies translated into Korean won as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,789,494	~~W~~	197,865	~~W~~	355,341	~~W~~	12,561	~~W~~	550,214	~~W~~	324,567	~~W~~	3,230,042
Financial assets held for trading		1,344,888		99,330		131,979		—		12,587		3,647		1,592,431
Financial assets designated at fair value through profit or loss		600,463		—		—		—		—		—		600,463
Derivatives held for trading		84,472		4,101		38,666		—		—		110,403		237,642
Derivatives held for hedging		4,067		—		—		—		—		—		4,067
Loans		11,305,508		332,401		715,774		9,107		520,203		166,619		13,049,612
Available-for-sale financial assets		2,223,011		149,918		—		—		38,319		980		2,412,228
Held-to-maturity financial assets		1,069,173		—		—		—		4,860		—		1,074,033
Other financial assets		2,252,114		220,314		44,993		36,488		105,309		577,208		3,236,426

	~~W~~	20,673,190	~~W~~	1,003,929	~~W~~	1,286,753	~~W~~	58,156	~~W~~	1,231,492	~~W~~	1,183,424	~~W~~	25,436,944

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	1,075,760	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,075,760
Derivatives held for trading		125,863		4,034		106,043		—		—		279,976		515,916
Derivatives held for hedging		70,017		—		—		—		—		—		70,017
Deposits		8,466,924		597,760		316,742		54,668		754,855		494,735		10,685,684
Debts		6,889,573		72,664		81,630		970		64,586		29,246		7,138,669
Debentures		2,723,502		—		—		—		—		—		2,723,502
Other financial liabilities		2,876,461		46,980		557,945		2,607		107,919		152,352		3,744,264

	~~W~~	22,228,100	~~W~~	721,438	~~W~~	1,062,360	~~W~~	58,245	~~W~~	927,360	~~W~~	956,309	~~W~~	25,953,812

Off-balance sheet items	~~W~~	11,604,591	~~W~~	10,303	~~W~~	63,490	~~W~~	342	~~W~~	234,307	~~W~~	71,225	~~W~~	11,984,258

(In millions of Korean won)	December 31, 2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,562,178	~~W~~	209,264	~~W~~	353,841	~~W~~	17,224	~~W~~	601,317	~~W~~	343,825	~~W~~	4,087,649
Financial assets held for trading		1,078,304		123,733		2,927		—		6,275		—		1,211,239
Financial assets designated at fair value through profit or loss		458,422		—		—		—		—		—		458,422
Derivatives held for trading		84,938		13		24,616		—		—		90,626		200,193
Derivatives held for hedging		5,917		—		—		—		—		—		5,917
Loans		10,824,626		342,100		895,208		5,799		552,966		180,445		12,801,144
Available-for-sale financial assets		2,214,244		150,510		—		—		35,873		1,033		2,401,660
Held-to-maturity financial assets		1,148,075		—		—		—		—		—		1,148,075
Other financial assets		930,606		245,827		35,981		30,793		176,833		648,089		2,068,129

	~~W~~	19,307,310	~~W~~	1,071,447	~~W~~	1,312,573	~~W~~	53,816	~~W~~	1,373,264	~~W~~	1,264,018	~~W~~	24,382,428

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	457,766	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	457,766
Derivatives held for trading		105,918		—		129,349		—		—		315,403		550,670
Derivatives held for hedging		63,634		—		—		—		—		—		63,634
Deposits		7,259,601		597,173		457,447		52,710		791,825		399,683		9,558,439
Debts		7,273,597		169,507		83,105		279		85,123		37,491		7,649,102
Debentures		3,830,709		—		—		—		—		—		3,830,709
Other financial liabilities		1,453,669		52,275		534,224		1,429		176,382		294,933		2,512,912

	~~W~~	20,444,894	~~W~~	818,955	~~W~~	1,204,125	~~W~~	54,418	~~W~~	1,053,330	~~W~~	1,047,510	~~W~~	24,623,232

Off-balance sheet items	~~W~~	14,570,708	~~W~~	822	~~W~~	39,000	~~W~~	—	~~W~~	131,210	~~W~~	470,900	~~W~~	15,212,640

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group classifies reporting segments based on the nature of the products and services provided, the type of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking, brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

Financial information by business segment for the three-month period ended March 31, 2017, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	395,380	~~W~~	467,711	~~W~~	721,218	~~W~~	1,584,309	~~W~~	328,473	~~W~~	255,930	~~W~~	49,771	~~W~~	90,472	~~W~~	—	~~W~~	2,308,955
Intra-segment operating revenues(expenses)		(4,676)		—		41,572		36,896		(35,906)		3,936		(11,768)		43,665		(36,823)		—

	~~W~~	390,704	~~W~~	467,711	~~W~~	762,790	~~W~~	1,621,205	~~W~~	292,567	~~W~~	259,866	~~W~~	38,003	~~W~~	134,137	~~W~~	(36,823)	~~W~~	2,308,955

Net interest income		589,015		630,619		44,592		1,264,226		262,072		68,902		53,608		74,811		2,734		1,726,353
Interest income		831,787		947,830		193,000		1,972,617		323,626		116,354		53,615		138,366		(768)		2,603,810
Interest expense		(242,772)		(317,211)		(148,408)		(708,391)		(61,554)		(47,452)		(7)		(63,555)		3,502		(877,457)
Net fee and commission income		63,311		168,490		77,305		309,106		44,032		114,447		(732)		57,901		(4,116)		520,638
Fee and commission income		76,147		174,196		116,217		366,560		443,509		133,957		17		66,984		(71,949)		939,078
Fee and commission expense		(12,836)		(5,706)		(38,912)		(57,454)		(399,477)		(19,510)		(749)		(9,083)		67,833		(418,440)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss		(1,755)		—		(1,192)		(2,947)		—		233,665		2,510		6,879		1,179		241,286
Net other operating income (expense)		(259,867)		(331,398)		642,085		50,820		(13,537)		(157,148)		(17,383)		(5,454)		(36,620)		(179,322)
General and administrative expenses		(122,241)		(263,211)		(454,068)		(839,520)		(97,137)		(164,549)		(22,099)		(65,932)		22,016		(1,167,221)
Operating profit before provision for credit losses		268,463		204,500		308,722		781,685		195,430		95,317		15,904		68,205		(14,807)		1,141,734
Provision (reversal) for credit losses		(118,153)		(32,847)		3,980		(147,020)		(86,532)		(13,489)		341		(8,280)		86		(254,894)
Net operating income		150,310		171,653		312,702		634,665		108,898		81,828		16,245		59,925		(14,721)		886,840
Share of profit of associates		—		—		9,599		9,599		(72)		(106)		—		41,503		1,526		52,450
Net other non-operating income (expense)		2,023		—		25,866		27,889		(3,457)		5,721		7		173		(4,365)		25,968
Segment profits before income tax		152,333		171,653		348,167		672,153		105,369		87,443		16,252		101,601		(17,560)		965,258
Income tax expense		(37,713)		(41,540)		70,561		(8,692)		(22,099)		(23,663)		(3,395)		(18,610)		(1,210)		(77,669)
Profit for the year		114,620		130,113		418,728		663,461		83,270		63,780		12,857		82,991		(18,770)		887,589
Profit attributable to shareholders of the parent company		114,620		130,113		418,728		663,461		83,270		63,780		12,857		65,503		(18,770)		870,101
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		17,488		—		17,488
Total assets[1]		109,998,523		121,465,609		78,681,009		310,145,141		16,391,809		33,689,660		8,969,082		37,944,186		(26,250,401)		380,889,477
Total liabilities[1]		94,115,903		141,830,289		50,514,187		286,460,379		12,592,175		29,458,673		8,413,161		13,431,788		(1,069,016)		349,287,160

[1]	Assets and liabilities of the reporting segments are amounts before intra-segment transaction adjustment.

Financial information by business segment for the three-month period ended March 31, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	427,526	~~W~~	543,841	~~W~~	362,990	~~W~~	1,334,357	~~W~~	326,262	~~W~~	53,804	~~W~~	39,173	~~W~~	87,087	~~W~~	—	~~W~~	1,840,683
Intra-segment operating revenues(expenses)		13,248		—		40,500		53,748		(55,079)		272		(7,555)		35,774		(27,160)		—

	~~W~~	440,774	~~W~~	543,841	~~W~~	403,490	~~W~~	1,388,105	~~W~~	271,183	~~W~~	54,076	~~W~~	31,618	~~W~~	122,861	~~W~~	(27,160)	~~W~~	1,840,683

Net interest income		552,846		550,941		27,282		1,131,069		245,325		2,146		58,921		68,196		627		1,506,284
Interest income		810,457		925,572		227,043		1,963,072		321,012		11,105		58,929		115,931		(3,717)		2,466,332
Interest expense		(257,611)		(374,631)		(199,761)		(832,003)		(75,687)		(8,959)		(8)		(47,735)		4,344		(960,048)
Net fee and commission income		59,775		132,221		72,234		264,230		31,293		24,649		21		48,609		(645)		368,157
Fee and commission income		72,583		150,403		92,515		315,501		385,396		26,789		21		54,749		(62,896)		719,560
Fee and commission expense		(12,808)		(18,182)		(20,281)		(51,271)		(354,103)		(2,140)		—		(6,140)		62,251		(351,403)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(619)		—		10,109		9,490		—		28,686		2,683		264		(2,894)		38,229
Net other operating income(expense)		(171,228)		(139,321)		293,865		(16,684)		(5,435)		(1,405)		(30,007)		5,792		(24,248)		(71,987)
General and administrative expenses		(178,157)		(446,860)		(240,083)		(865,100)		(89,566)		(34,381)		(22,529)		(56,990)		14,758		(1,053,808)
Operating profit before provision for credit losses		262,617		96,981		163,407		523,005		181,617		19,695		9,089		65,871		(12,402)		786,875
Provision(reversal) for credit losses		(74,084)		95,942		(69,271)		(47,413)		(58,098)		1,810		(257)		(15,151)		141		(118,968)
Net operating income		188,533		192,923		94,136		475,592		123,519		21,505		8,832		50,720		(12,261)		667,907
Share of profit of associates		—		—		10,448		10,448		—		(4)		—		27,294		—		37,738
Net other non-operating income (expense)		(3)		—		15,428		15,425		1,347		(7)		94		878		(3,575)		14,162
Segment profits before income tax		188,530		192,923		120,012		501,465		124,866		21,494		8,926		78,892		(15,836)		719,807
Income tax expense		(45,816)		(46,687)		(21,713)		(114,216)		(29,683)		(5,543)		(2,216)		(12,648)		(1,267)		(165,573)
Profit for the period		142,714		146,236		98,299		387,249		95,183		15,951		6,710		66,244		(17,103)		554,234
Profit attributable to shareholders of the parent company		142,714		146,236		98,299		387,249		95,183		15,951		6,710		57,014		(17,103)		545,004
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		9,230		—		9,230
Total assets[1]		109,500,342		122,806,490		74,759,538		307,066,370		15,772,036		32,382,795		8,887,413		36,646,767		(25,081,725)		375,673,656
Total liabilities[1]		91,685,643		140,082,958		51,972,767		283,741,368		11,807,038		28,198,439		8,337,849		12,468,290		(140,731)		344,412,253

[1]	Amounts as of December 31,2016 before intra-group transaction adjustment.

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers for each service for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017		2016
Banking service	~~W~~	1,584,309	~~W~~	1,334,357
Credit card service		328,473		326,262
Investment & Securities service		255,930		53,804
Life insurance service		49,771		39,173
Other service		90,472		87,087

	~~W~~	2,308,955	~~W~~	1,840,683

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2017 and 2016, and major non-current assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017				March 31, 2016		December 31, 2016
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	2,292,088	~~W~~	4,854,833	~~W~~	1,819,549	~~W~~	4,952,552
United States		2,001		252		2,872		299
New Zealand		1,423		104		1,258		128
China		6,696		4,385		9,890		5,038
Japan		1,334		1,785		1,490		1,964
Vietnam		1,249		252		983		278
Cambodia		1,718		1,085		1,847		1,216
United Kingdom		2,445		125		2,794		149
Laos		—		32		—		—
Myanmar		1		—		—		—
Intra-group adjustment		—		73,637		—		72,971

	~~W~~	2,308,955	~~W~~	4,936,490	~~W~~	1,840,683	~~W~~	5,034,595

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017				December 31, 2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	18,934,003	~~W~~	18,922,361	~~W~~	17,884,863	~~W~~	17,878,714
Financial assets held for trading		26,415,481		26,415,481		26,099,518		26,099,518
Debt securities		22,918,227		22,918,227		22,986,570		22,986,570
Equity securities		3,419,024		3,419,024		3,040,599		3,040,599
Others		78,230		78,230		72,349		72,349
Financial assets designated at fair value through profit or loss		1,770,085		1,770,085		1,758,846		1,758,846
Debt securities[1]		274,725		274,725		331,664		331,664
Equity securities		112,244		112,244		65,591		65,591
Derivative-linked securities		1,383,116		1,383,116		1,361,591		1,361,591
Derivatives held for trading		2,426,244		2,426,244		3,298,328		3,298,328
Derivatives held for hedging		60,311		60,311		83,607		83,607
Loans		267,515,181		267,563,031		265,486,134		265,144,250
Available-for-sale financial assets		34,551,049		34,551,049		33,970,293		33,970,293
Debt securities		27,822,784		27,822,784		27,445,752		27,445,752
Equity securities		6,728,265		6,728,265		6,524,541		6,524,541
Held-to-maturity financial assets		10,552,295		10,761,678		11,177,504		11,400,616
Other financial assets		10,111,109		10,111,041		7,322,335		7,322,335

	~~W~~	372,335,758	~~W~~	372,581,281	~~W~~	367,081,428	~~W~~	366,956,507

Financial liabilities
Financial liabilities held for trading	~~W~~	1,162,383	~~W~~	1,162,383	~~W~~	1,143,510	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		10,247,284		10,247,284		10,979,326		10,979,326
Derivatives held for trading		2,559,415		2,559,415		3,717,819		3,717,819
Derivatives held for hedging		79,786		79,786		89,309		89,309
Deposits		242,016,681		242,577,657		239,729,695		240,223,353
Debts		26,367,660		26,366,251		26,251,486		26,247,768
Debentures		35,292,250		35,724,986		34,992,057		35,443,751
Other financial liabilities		20,933,715		20,929,960		16,286,578		16,257,142

	~~W~~	338,659,174	~~W~~	339,647,722	~~W~~	333,189,780	~~W~~	334,101,978

[1]	Including debt instruments designated at fair value through profit or loss

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation, Black-Scholes Model, Hull and White Model, Closed Form and Tree Model or valuation results from independent external professional valuation institution.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)	March 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,851,503	~~W~~	17,066,724	~~W~~	—	~~W~~	22,918,227
Equity securities		1,370,541		2,048,483		—		3,419,024
Others		78,230		—		—		78,230

		7,300,274		19,115,207		—		26,415,481

Financial assets designated at fair value through profit or loss
Debt securities[1]		—		252,981		21,744		274,725
Equity securities		—		—		112,244		112,244
Derivative-linked securities		—		719,604		663,512		1,383,116

		—		972,585		797,500		1,770,085

Derivatives held for trading		172,640		2,081,033		172,571		2,426,244

Derivatives held for hedging		—		58,663		1,648		60,311

Available-for-sale financial assets[2]
Debt securities		10,731,216		17,080,656		10,912		27,822,784
Equity securities		1,130,324		2,424,719		3,173,222		6,728,265

		11,861,540		19,505,375		3,184,134		34,551,049

	~~W~~	19,334,454	~~W~~	41,732,863	~~W~~	4,155,853	~~W~~	65,223,170

Financial liabilities
Financial liabilities held for trading	~~W~~	1,162,383	~~W~~	—	~~W~~	—	~~W~~	1,162,383
Financial liabilities designated at fair value through profit or loss		714		2,194,293		8,052,277		10,247,284
Derivatives held for trading		424,323		2,046,703		88,389		2,559,415
Derivatives held for hedging		—		79,527		259		79,786

	~~W~~	1,587,420	~~W~~	4,320,523	~~W~~	8,140,925	~~W~~	14,048,868

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	7,426,480	~~W~~	15,560,090	~~W~~	—	~~W~~	22,986,570
Equity securities		1,137,531		1,903,068		—		3,040,599
Others		72,349		—		—		72,349

		8,636,360		17,463,158		—		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities		—		237,595		94,069		331,664
Equity securities		—		—		65,591		65,591
Derivative-linked securities		—		757,979		603,612		1,361,591

		—		995,574		763,272		1,758,846

Derivatives held for trading		128,236		3,033,156		136,936		3,298,328

Derivatives held for hedging		—		82,144		1,463		83,607

Available-for-sale financial assets[2]
Debt securities		10,456,882		16,978,619		10,251		27,445,752
Equity securities		1,112,502		2,349,998		3,062,041		6,524,541

		11,569,384		19,328,617		3,072,292		33,970,293

	~~W~~	20,333,980	~~W~~	40,902,649	~~W~~	3,973,963	~~W~~	65,210,592

Financial liabilities
Financial liabilities held for trading	~~W~~	1,143,510	~~W~~	—	~~W~~	—	~~W~~	1,143,510
Financial liabilities designated at fair value through profit or loss		566		3,181,621		7,797,139		10,979,326
Derivatives held for trading		474,921		3,041,052		201,846		3,717,819
Derivatives held for hedging		—		89,123		186		89,309

	~~W~~	1,618,997	~~W~~	6,311,796	~~W~~	7,999,171	~~W~~	15,929,964

[1]	Including debt instruments designated at fair value through profit or loss
[2]	The amounts of equity securities carried at cost in “Level 3”, which do not have a quoted market price in an active market and cannot be measured reliably at fair value, are ~~W~~215,108 million and ~~W~~223,398 million as of March 31, 2017 and December 31, 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

Financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation techniques	Inputs
	March 31, 2017		December 31, 2016
Financial assets
Financial assets held for trading
Debt securities	~~W~~	17,066,724	~~W~~	15,560,090	DCF Model	Discount rate
Equity securities		2,048,483		1,903,068	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		19,115,207		17,463,158

Financial assets designated at fair value through profit or loss
Debt securities		252,981		237,595	DCF Model, Hull and White Model	Discount rate, Volatility
Derivative-linked securities		719,604		757,979	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		972,585		995,574

Derivatives held for trading		2,081,033		3,033,156	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		58,663		82,144	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		17,080,656		16,978,619	DCF Model, One Factor Hull and White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		2,424,719		2,349,998	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		19,505,375		19,328,617

	~~W~~	41,732,863	~~W~~	40,902,649

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		2,194,293	~~W~~	3,181,621	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		2,194,293		3,181,621

Derivatives held for trading		2,046,703		3,041,052	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		79,527		89,123	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	4,320,523	~~W~~	6,311,796

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose the fair values are disclosed as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,578,623	~~W~~	14,296,542	~~W~~	2,047,196	~~W~~	18,922,361
Loans		—		—		267,563,031		267,563,031
Held-to-maturity financial assets		1,491,170		9,270,508		—		10,761,678
Other financial assets[2]		—		—		10,111,041		10,111,041

	~~W~~	4,069,793	~~W~~	23,567,050	~~W~~	279,721,268	~~W~~	307,358,111

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	117,854,749	~~W~~	124,722,908	~~W~~	242,577,657
Debts[3]		—		1,745,194		24,621,057		26,366,251
Debentures		—		33,619,408		2,105,578		35,724,986
Other financial liabilities[4]		—				20,929,960		20,929,960

	~~W~~	—	~~W~~	153,219,351	~~W~~	172,379,503	~~W~~	325,598,854

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,625,516	~~W~~	13,390,534	~~W~~	1,862,664	~~W~~	17,878,714
Loans		—		—		265,144,250		265,144,250
Held-to-maturity financial assets		1,505,288		9,895,328		—		11,400,616
Other financial assets[2]		—		—		7,322,335		7,322,335

	~~W~~	4,130,804	~~W~~	23,285,862	~~W~~	274,329,249	~~W~~	301,745,915

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	116,068,290	~~W~~	124,155,063	~~W~~	240,223,353
Debts[3]		—		1,444,983		24,802,785		26,247,768
Debentures		—		33,504,039		1,939,712		35,443,751
Other financial liabilities[4]		—		—		16,257,142		16,257,142

	~~W~~	—	~~W~~	151,017,312	~~W~~	167,154,702	~~W~~	318,172,014

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.
[2]	Other financial assets of ~~W~~10,111,041 million and ~~W~~7,322,335 million are included in Level 3, the carrying amounts that are reasonable approximations of fair values as of March 31, 2017 and December 31, 2016, respectively.
[3]	Debts of ~~W~~5,009 million and ~~W~~70,624 million included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2017 and December 31, 2016, respectively.
[4]	Other financial liabilities of ~~W~~20,518,425 million and ~~W~~15,890,765 million included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2017 and December 31, 2016, respectively.

Valuation techniques and the inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Fair value				Valuation technique	Inputs
	March 31, 2017		December 31, 2016
Financial assets
Held-to-maturity financial assets	~~W~~	9,270,508	~~W~~	9,895,328	DCF Model	Discount rate
Financial liabilities
Debts		1,740,185		1,374,359	DCF Model	Discount rate
Debentures		33,619,408		33,504,039	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,047,196	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		267,563,031	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	269,610,227

Financial liabilities
Deposits	~~W~~	124,722,908	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,621,057	DCF Model	Other spread, Interest rates	Other spread
Debentures		2,105,578	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		411,535	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	151,861,078

(In millions of Korean won)
	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,862,664	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		265,144,250	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	267,006,914

Financial liabilities
Deposits	~~W~~	124,155,063	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		24,802,785	DCF Model	Other spread, Interest rates	Other spread
Debentures		1,939,712	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		366,377	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	151,263,937

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3.

The Group uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured Using Valuation Technique Based on Unobservable in Market

Details of changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	763,272	~~W~~	3,072,292	~~W~~	(7,797,139)	~~W~~	(64,910)	~~W~~	1,277
Total gains or losses
- Profit or loss		18,389		(4,666)		(424,671)		242,427		112
- Other comprehensive income		—		5,654		—		(1,641)		—
Purchases		328,287		186,873		—		(12,347)		—
Sales		(257,039)		(75,239)		—		(79,347)		—
Issues		—		—		(3,064,383)		—		—
Settlements		(55,409)		—		3,233,916		—		—
Transfers into Level 3		—		1,142		—		—		—
Transfers out of Level 3		—		(1,922)		—		—		—

Ending balance	~~W~~	797,500	~~W~~	3,184,134	~~W~~	(8,052,277)	~~W~~	84,182	~~W~~	1,389

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives financial instruments
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		(3,603)		(1,318)		46,278		(41,480)		1,724
- Other comprehensive income		—		9,730		—		—		—
Purchases		21,637		140,059		—		241		—
Sales		(16,296)		(28,056)		—		(8,026)		—
Issues		—		—		(472,320)		(971)		—
Settlements		(979)		—		350,061		4,620		—
Transfers into Level 3		—		—		—		—		—
Transfers out of Level 3		—		(4,689)		—		—		—

Ending balance	~~W~~	387,597	~~W~~	2,004,165	~~W~~	(1,895,360)	~~W~~	(134,658)	~~W~~	2,438

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)
Total gains or losses included in profit or loss for the period	~~W~~	(163,855)	~~W~~	(4,554)
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(100,327)		(5,980)

(In millions of Korean won)	2016
	Net income(loss) from financial investments at fair value through profit or loss		Other operating income(loss)		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	1,195	~~W~~	398	~~W~~	8
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		52,304		(812)		8

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	21,744	Tree Model, DCF Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	9.69~15.86	The higher the volatility, the higher the fair value fluctuation
Equity securities		112,244	Tree Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	9.69~15.86	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		663,512	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Loss given default, Volatility of the interest rate

					Volatility of the underlying asset	17.74~27.30	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00~88.00	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		163,421	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Loss given default ,Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.40~28.32	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~68.00	The higher the correlation, the higher the fair value fluctuation

Currency, interest rate and others		9,150	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate

					Loss given default	0.75~0.82	The higher the loss given default, the lower the fair value
					Volatility of the stock price	13.73~27.63	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.43	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	20.98~28.32	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,648	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	4.47	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,912	DCF Model	Discount rate	Discount rate	4.04~5.93	The lower the discount rate, the higher the fair value
Equity securities		3,173,222

DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach, Market approach

				Growth rate, Discount rate, Dividend yield, Liquidation value, Volatility of the interest rate	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49~21.36	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Volatility of the interest rate	23.80~25.55	The higher the volatility, the higher the fair value fluctuation

	~~W~~	4,155,853

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	8,052,277	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	17.74~28.32	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~90.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		39,967	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	17.74~23.51	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.00~59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,422	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	13.73	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.43~25.55	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.20	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	20.98~23.51	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	15.00~88.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		259	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.72	The higher the volatility, the higher the fair value fluctuation

	~~W~~	8,140,925

(In millions of Korean won)	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Debt securities	~~W~~	94,069	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51~27.70	The higher the volatility, the higher the fair value fluctuation
Equity securities		65,591	Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield	Volatility of the underlying asset	10.51~30.97	The higher the volatility, the higher the fair value fluctuation
Derivative-linked securities		603,612	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model ,Black-Scholes Model

Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Loss given default, Volatility of the interest rate

					Volatility of the underlying asset	15.00~49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00~73.07	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		124,888	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Black-Scholes Model, Tree Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~55.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00~69.00	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		12,048	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation, Tree Model

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset, Correlation between underlying asset, Discount rate, Dividend yield,

					Loss given default	0.80~0.84	The higher the loss given default, the lower the fair value
					Volatility of the stock price	14.82~30.97	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	18.00~59.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~47.00	The higher the correlation, the higher the fair value fluctuation

Derivatives held for hedging
Interest rate		1,463	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.04	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		10,251	DCF Model	Discount rate	Discount rate	6.55	The lower the discount rate, the higher the fair value
Equity securities		3,062,041	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity, Income approach	Growth rate, Discount rate, Dividend yield, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~1.00	The higher the growth rate, the higher the fair value
					Discount rate	1.49~22.01	The lower the discount rate, the higher the fair value
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value
					Volatility of the interest rate	25.90~37.15	The higher the volatility, the higher the fair value fluctuation

	~~W~~	3,973,963

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative-linked securities	~~W~~	7,797,139	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	1.00~49.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~77.00	The higher the correlation, the higher the fair value fluctuation

Derivatives held for trading
Stock and index		153,419	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	17.00~43.00	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	4.00~59.00	The higher the correlation, the higher the fair value fluctuation
Others		48,427	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model, Tree Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield, Discount rate	Volatility of the stock price	14.82	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.57~37.15	The higher the volatility, the higher the fair value fluctuation
					Discount rate	2.09	The lower the discount rate, the higher the fair value
					Volatility of the underlying asset	18.00~30.15	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-5.00~47.00	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		186	DCF Model, Closed Form, FDM, Monte Carlo Simulation, Tree Model	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	2.74	The higher the volatility, the higher the fair value fluctuation

	~~W~~	7,999,171

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income.

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	March 31, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	961	~~W~~	(1,263)	~~W~~	—	~~W~~	—
Equity securities		1,201		(696)		—		—
Derivative-linked securities		2,854		(3,506)		—		—
Derivatives held for trading[2]		36,899		(39,799)		—		—
Derivatives held for hedging[2]		4		(3)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		115		(101)
Equity securities[4]		—		—		173,572		(91,069)

	~~W~~	41,919	~~W~~	(45,267)	~~W~~	173,687	~~W~~	(91,170)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	72,819	~~W~~	(68,139)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		11,051		(11,979)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	83,873	~~W~~	(80,121)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss[1]
Debt securities	~~W~~	1,029	~~W~~	(866)	~~W~~	—	~~W~~	—
Equity securities		840		(521)		—		—
Derivative-linked securities		5,666		(5,463)		—		—
Derivatives held for trading[2]		28,334		(29,486)		—		—
Derivatives held for hedging[2]		9		(6)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		69		(45)
Equity securities[4]		—		—		168,225		(87,529)

	~~W~~	35,878	~~W~~	(36,342)	~~W~~	168,294	~~W~~	(87,574)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	97,429	~~W~~	(97,571)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		31,759		(33,715)		—		—
Derivatives held for hedging[2]		3		(3)		—		—

	~~W~~	129,191	~~W~~	(131,289)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such Volatility of the underlying asset or Correlation between underlying asset by ± 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate by ± 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Balance at the beginning of the period	~~W~~	39,033	~~W~~	4,055
New transactions and others		10,236		1,810
Changes during the period		(21,664)		(292)

Balance at the end of the year	~~W~~	27,605	~~W~~	5,573

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	18,934,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,934,003
Financial assets at fair value through profit or loss		26,415,481		1,770,085		—		—		—		—		28,185,566
Derivatives		2,426,244		—		—		—		—		60,311		2,486,555
Loans		—		—		267,515,181		—		—		—		267,515,181
Financial investments		—		—		—		34,551,049		10,552,295		—		45,103,344
Other financial assets		—		—		10,111,109		—		—		—		10,111,109

	~~W~~	28,841,725	~~W~~	1,770,085	~~W~~	296,560,293	~~W~~	34,551,049	~~W~~	10,552,295	~~W~~	60,311	~~W~~	372,335,758

(In millions of Korean won)
	March 31, 2017
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,162,383	~~W~~	10,247,284	~~W~~	—	~~W~~	—	~~W~~	11,409,667
Derivatives		2,559,415		—		—		79,786		2,639,201
Deposits		—		—		242,016,681		—		242,016,681
Debts		—		—		26,367,660		—		26,367,660
Debentures		—		—		35,292,250		—		35,292,250
Other financial liabilities		—		—		20,933,715		—		20,933,715

	~~W~~	3,721,798	~~W~~	10,247,284	~~W~~	324,610,306	~~W~~	79,786	~~W~~	338,659,174

(In millions of Korean won)
	December 31, 2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	17,884,863	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	17,884,863
Financial assets at fair value through profit or loss		26,099,518		1,758,846		—		—		—		—		27,858,364
Derivatives		3,298,328		—		—		—		—		83,607		3,381,935
Loans		—		—		265,486,134		—		—		—		265,486,134
Financial investments		—		—		—		33,970,293		11,177,504		—		45,147,797
Other financial assets		—		—		7,322,335		—		—		—		7,322,335

	~~W~~	29,397,846	~~W~~	1,758,846	~~W~~	290,693,332	~~W~~	33,970,293	~~W~~	11,177,504	~~W~~	83,607	~~W~~	367,081,428

(In millions of Korean won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	1,143,510	~~W~~	10,979,326	~~W~~	—	~~W~~	—	~~W~~	12,122,836
Derivatives		3,717,819		—		—		89,309		3,807,128
Deposits		—		—		239,729,695		—		239,729,695
Debts		—		—		26,251,486		—		26,251,486
Debentures		—		—		34,992,057		—		34,992,057
Other financial liabilities		—		—		16,286,578		—		16,286,578

	~~W~~	4,861,329	~~W~~	10,979,326	~~W~~	317,259,816	~~W~~	89,309	~~W~~	333,189,780

6.4 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Account receivables and account payables related to listed securities and derivatives are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	2,287,957	~~W~~	—	~~W~~	2,287,957	~~W~~	(1,705,648)	~~W~~	(43,846)	~~W~~	538,463
Derivatives held for hedging		59,772		—		59,772		(29,473)		(62)		30,237
Receivable spot exchange		4,530,447		—		4,530,447		(4,528,071)		—		2,376
Reverse repurchase agreements		3,099,619		—		3,099,619		(3,099,619)		—		—
Domestic exchange settlement debits		18,363,518		(17,881,277)		482,241		—		—		482,241
Other financial instruments		1,120,183		(1,043,264)		76,919		(6,525)		—		70,394

	~~W~~	29,461,496	~~W~~	(18,924,541)	~~W~~	10,536,955	~~W~~	(9,369,336)	~~W~~	(43,908)	~~W~~	1,123,711

(In millions of Korean won)
	December 31, 2016
							Non-offsetting amount
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	3,800,978	~~W~~	—	~~W~~	3,800,978	~~W~~	(2,390,096)	~~W~~	(2,711)	~~W~~	1,408,171
Derivatives held for hedging		80,718		—		80,718		(10,980)		—		69,738
Receivable spot exchange		2,557,424		—		2,557,424		(2,555,485)		—		1,939
Reverse repurchase agreements		2,926,515		—		2,926,515		(2,926,515)		—		—
Domestic exchange settlement debits		19,854,611		(19,323,418)		531,193		—		—		531,193
Other financial instruments		1,055,379		(829,137)		226,242		(7,222)		—		219,020

	~~W~~	30,275,625	~~W~~	(20,152,555)	~~W~~	10,123,070	~~W~~	(7,890,298)	~~W~~	(2,711)	~~W~~	2,230,061

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	March 31, 2017
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	3,010,321	~~W~~	—	~~W~~	3,010,321	~~W~~	(1,858,951)	~~W~~	(2,581)	~~W~~	1,148,789
Derivatives held for hedging		78,127		—		78,127		(19,656)		—		58,471
Payable spot exchange		4,529,149		—		4,529,149		(4,528,071)		—		1,078
Repurchase agreements[1]		9,118,529		—		9,118,529		(9,118,529)		—		—
Securities borrowing agreements		1,084,693		—		1,084,693		(1,084,693)		—		—
Domestic exchange settlement credits		18,789,543		(17,881,277)		908,266		(902,027)		—		6,239
Other financial instruments		1,078,994		(1,043,264)		35,730		(6,736)		—		28,994

	~~W~~	37,689,356	~~W~~	(18,924,541)	~~W~~	18,764,815	~~W~~	(17,518,663)	~~W~~	(2,581)	~~W~~	1,243,571

(In millions of Korean won)
	December 31, 2016
							Non-offsetting amount
	Gross liabilities		Gross asset offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Derivatives held for trading	~~W~~	4,622,729	~~W~~	—	~~W~~	4,622,729	~~W~~	(3,005,000)	~~W~~	(207,797)	~~W~~	1,409,932
Derivatives held for hedging		88,506		—		88,506		(22,795)		(11,922)		53,789
Payable spot exchange		2,556,009		—		2,556,009		(2,555,485)		—		524
Repurchase agreements[1]		8,815,027		—		8,815,027		(8,815,027)		—		—
Securities borrowing agreements		1,063,056		—		1,063,056		(1,063,056)		—		—
Domestic exchange settlement credits		20,655,999		(19,323,418)		1,332,581		(1,332,503)		—		78
Other financial instruments		953,137		(829,137)		124,000		(7,252)		—		116,748

	~~W~~	38,754,463	~~W~~	(20,152,555)	~~W~~	18,601,908	~~W~~	(16,801,118)	~~W~~	(219,719)	~~W~~	1,581,071

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from financial institutions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	March 31, 2017		December 31, 2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.30	~~W~~	9,465,517	~~W~~	7,259,264
	Due from banks	KEB Hana Bank and others	0.92~2.30		1,696,025		1,233,368

	Due from others	Kyobo Securities Co., Ltd. and others	0.00~1.27		2,542,169		3,276,913

					13,703,711		11,769,545

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,399,005		2,025,373
	Time deposits in foreign currencies	Shinhan Bank Japan and others	0.14~4.80		739,096		808,253
	Due from others	Bank of Japan and others	0.00~1.00		588,568		723,002

					2,726,669		3,556,628

				~~W~~	16,430,380	~~W~~	15,326,173

Restricted cash from financial institutions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial Institutions	March 31, 2017		December 31, 2016		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	~~W~~	9,465,517	~~W~~	7,259,264	Bank of Korea Act
	Due from Banking institution	Industrial Bank of Korea and others		551,111		209,676	Deposits related to securitization
	Due from others	The Korea Securities Finance Corporation and others		220,176		580,655	Market entry deposit and others

				10,236,804		8,049,595

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		496,959		564,099	Bank of Korea Act and others
	Time deposit in foreign currencies	Sumitomo Mitsui New York and others		22,322		24,170	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others		554,599		664,082	Derivatives margin account and others

				1,073,880		1,252,351

			~~W~~	11,310,684	~~W~~	9,301,946

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments held for trading as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]		3,596,368		190		352
Swaps		149,623,103		610,278		583,477
Options		7,790,365		61,286		171,919

	~~W~~	161,009,836	~~W~~	671,754	~~W~~	755,748

Currency
Forwards		55,036,294		817,058		773,706
Futures[1]		615,722		—		729
Swaps		28,729,054		497,520		471,201
Options		300,565		2,398		3,124

		84,681,635		1,316,976		1,248,760

Stock and index
Futures[1]		928,861		2,175		7,903
Swaps		5,538,014		135,684		64,766
Options		17,504,014		235,554		428,706

		23,970,889		373,413		501,375

Credit
Swaps		5,076,959		47,001		42,166

		5,076,959		47,001		42,166

Commodity
Futures[1]		2,506		1		79
Swaps		59,029		1,100		4,922
Options		1,972		30		—

		63,507		1,131		5,001

Other		1,003,571		15,969		6,365

	~~W~~	275,806,397	~~W~~	2,426,244	~~W~~	2,559,415

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	4,352,216	~~W~~	130	~~W~~	620
Swaps		138,697,962		695,474		676,887
Options		6,376,707		48,323		161,747

		149,426,885		743,927		839,254

Currency
Forwards		58,662,586		1,343,953		1,206,539
Futures[1]		482,323		1,210		—
Swaps		30,929,704		756,936		919,549
Options		487,937		4,955		4,557

		90,562,550		2,107,054		2,130,645

Stock and index
Futures[1]		823,202		9,438		170
Swaps		6,276,026		105,437		175,679
Options		10,641,997		259,896		511,218

		17,741,225		374,771		687,067

Credit
Swaps		5,219,740		55,207		49,653

		5,219,740		55,207		49,653

Commodity
Futures[1]		320		—		7
Swaps		12,240		766		4,765
Options		2,168		20		—

		14,728		786		4,772

Other		1,145,195		16,583		6,428

	~~W~~	264,110,323	~~W~~	3,298,328	~~W~~	3,717,819

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair Value Hedge

Details of derivative instruments designated as fair value hedge as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,110,770	~~W~~	43,767	~~W~~	70,033
Currency
Forwards		381,999		9,650		2,866
Other		140,000		1,648		259

	~~W~~	3,632,769	~~W~~	55,065	~~W~~	73,158

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,130,646	~~W~~	48,424	~~W~~	63,634
Currency
Forwards		433,831		1,912		17,454
Other		140,000		1,463		186

	~~W~~	3,704,477	~~W~~	51,799	~~W~~	81,274

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	24,132	~~W~~	31,345
Gains(losses) on the hedged items attributable to the hedged risk		(19,003)		(31,433)

	~~W~~	5,129	~~W~~	(88)

Cash Flow Hedge

Details of derivative instruments designated as cash flow hedge as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,114,610	~~W~~	1,055	~~W~~	6,628
Currency
Swaps		334,830		2,778		—

	~~W~~	1,449,440	~~W~~	3,833	~~W~~	6,628

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	1,078,000	~~W~~	907	~~W~~	8,035
Currency
Swaps		362,550		29,888		—

	~~W~~	1,440,550	~~W~~	30,795	~~W~~	8,035

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains(losses) on hedging instruments	~~W~~	(25,746)	~~W~~	(5,806)
Gains(losses) on effectiveness (amount recognized in other comprehensive income)		(26,047)		(6,026)

Gains(losses) on ineffectiveness	~~W~~	301	~~W~~	220

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	(26,047)	~~W~~	(6,026)
Amount reclassified from equity to profit or loss		27,575		5,506
Tax effect		(261)		14

	~~W~~	1,267	~~W~~	(506)

Hedge on Net Investments in Foreign Operations

Details of derivative instruments designated as fair value hedge as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	11,762	~~W~~	1,413	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Notional amount		Assets		Liabilities
Currency
Forwards	~~W~~	12,502	~~W~~	1,013	~~W~~	—

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Amount recognized in other comprehensive income	~~W~~	9,566	~~W~~	9,157
Tax effect		(2,315)		(2,216)

Amount recognized in other comprehensive income, net of tax	~~W~~	7,251	~~W~~	6,941

There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the three-month periods ended March 31, 2017

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial debentures in foreign currencies	~~W~~	104,538	~~W~~	199,478

9. Loans

Details of loans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Loans	~~W~~	269,151,406	~~W~~	267,045,265
Deferred loan origination fees and costs		714,919		718,625
Less: Allowances for loan losses		(2,351,144)		(2,277,756)

Carrying amount	~~W~~	267,515,181	~~W~~	265,486,134

Details of loans for other banks as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Loans	~~W~~	6,069,936	~~W~~	5,542,989
Less: Allowances for loan losses		(68)		(66)

Carrying amount	~~W~~	6,069,868	~~W~~	5,542,923

Details of loan types and customer types of loans to customers, other than banks, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	129,314,237	~~W~~	103,095,531	~~W~~	—	~~W~~	232,409,768
Loans in foreign currencies		73,547		2,662,503		—		2,736,050
Domestic import usance bills		—		2,786,579		—		2,786,579
Off-shore funding loans		—		517,982		—		517,982
Call loans		—		311,538		—		311,538
Bills bought in Korean won		—		3,425		—		3,425
Bills bought in foreign currencies		—		2,842,798		—		2,842,798
Guarantee payments under payment guarantee		159		12,196		—		12,355
Credit card receivables in Korean won		—		—		14,059,439		14,059,439
Credit card receivables in foreign currencies		—		—		3,496		3,496
Reverse repurchase agreements		—		1,419,619		—		1,419,619
Privately placed bonds		—		1,804,417		—		1,804,417
Factored receivables		517,510		11,915		—		529,425
Lease receivables		1,552,835		64,053		—		1,616,888
Loans for installment credit		2,742,610		—		—		2,742,610

		134,200,898		115,532,556		14,062,935		263,796,389

Proportion (%)		50.87		43.80		5.33		100.00
Less: Allowances		(467,036)		(1,450,555)		(433,485)		(2,351,076)

	~~W~~	133,733,862	~~W~~	114,082,001	~~W~~	13,629,450	~~W~~	261,445,313

(In millions of Korean won)	December 31, 2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	130,381,597	~~W~~	101,541,864	~~W~~	—	~~W~~	231,923,461
Loans in foreign currencies		72,329		2,685,932		—		2,758,261
Domestic import usance bills		—		2,962,676		—		2,962,676
Off-shore funding loans		—		559,915		—		559,915
Call loans		—		263,831		—		263,831
Bills bought in Korean won		—		5,568		—		5,568
Bills bought in foreign currencies		—		2,834,171		—		2,834,171
Guarantee payments under payment guarantee		172		11,327		—		11,499
Credit card receivables in Korean won		—		—		13,525,992		13,525,992
Credit card receivables in foreign currencies		—		—		4,251		4,251
Reverse repurchase agreements		—		1,244,200		—		1,244,200
Privately placed bonds		—		1,468,179		—		1,468,179
Factored receivables		810,582		17,898		—		828,480
Lease receivables		1,470,503		66,764		—		1,537,267
Loans for installment credit		2,293,150		—		—		2,293,150

		135,028,333		113,662,325		13,530,243		262,220,901

Proportion (%)		51.49		43.35		5.16		100.00
Less: Allowances		(481,289)		(1,382,106)		(414,295)		(2,277,690)

	~~W~~	134,547,044	~~W~~	112,280,219	~~W~~	13,115,948	~~W~~	259,943,211

10. Allowances for Loan Losses

Changes in the allowances for loan losses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	481,289	~~W~~	1,382,172	~~W~~	414,295	~~W~~	2,277,756
Written-off		(79,517)		(89,010)		(89,366)		(257,893)
Recoveries from written-off loans		32,955		43,897		33,803		110,655
Sale and repurchase		(24,751)		(932)		—		(25,683)
Provision[1]		65,179		124,135		76,578		265,892
Other changes		(8,119)		(9,639)		(1,825)		(19,583)

Ending	~~W~~	467,036	~~W~~	1,450,623	~~W~~	433,485	~~W~~	2,351,144

(In millions of Korean won)	2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(61,645)		(136,609)		(81,465)		(279,719)
Recoveries from written-off loans		44,254		36,768		32,350		113,372
Sale and repurchase		(67)		490		—		423
Provision(reversal)[1]		(72,099)		57,849		56,344		42,094
Other changes		(1,568)		(3,058)		(1,686)		(6,312)

Ending	~~W~~	400,227	~~W~~	1,647,792	~~W~~	403,893	~~W~~	2,451,912

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22.(2)), provision (reversal) for financial guarantees contracts (Note 22.(3)), and provision (reversal) for other financial assets (Note 17.(2)).

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	5,001,364	~~W~~	5,389,757
Financial bonds		11,052,500		11,186,427
Corporate bonds		4,904,872		4,594,741
Asset-backed securities		201,778		222,076
Others		1,757,713		1,593,569
Equity securities:
Stocks and others		647,023		424,637
Beneficiary certificates		2,772,001		2,615,962
Others		78,230		72,349

		26,415,481		26,099,518

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		237,981		237,595
Equity securities:
Stocks and others		112,244		65,591
Derivative-linked securities		1,383,116		1,361,591
Privately placed bonds		36,744		94,069

		1,770,085		1,758,846

Total financial assets at fair value through profit or loss	~~W~~	28,185,566	~~W~~	27,858,364

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	7,656,170	~~W~~	7,110,899
Financial bonds		10,941,587		11,172,159
Corporate bonds		6,186,380		5,904,414
Asset-backed securities		2,536,729		2,729,749
Others		501,918		528,531
Equity securities:
Stocks		2,703,315		2,590,989
Equity investments and others		292,317		402,659
Beneficiary certificates		3,732,633		3,530,893

		34,551,049		33,970,293

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,179,586		2,218,274
Financial bonds		1,625,519		1,868,928
Corporate bonds		3,144,678		3,487,787
Asset-backed securities		3,602,512		3,602,515

		10,552,295		11,177,504

Total financial investments	~~W~~	45,103,344	~~W~~	45,147,797

The impairment losses and the reversal of impairment losses in financial investments for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(12,437)	~~W~~	—	~~W~~	(12,437)

(In millions of Korean won)	2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(3,047)	~~W~~	—	~~W~~	(3,047)

12. Investments in Associates

Investments in associates as of March 31, 2017 and December 31, 2016, are as follows:

(in millions of Korean won)	March 31, 2017
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	39.81	~~W~~	1,052,759	~~W~~	1,418,569	~~W~~	1,417,398	Non-life insurance	Korea
Balhae Infrastructure Company[2]	12.61		130,189		138,244		138,244	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,781		4,781	Credit information	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		24,372		23,986	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		131,277		127,806	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		1,385		1,385	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,452		24,452	Investment finance	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(552)		—	Specialty construction	Korea
Terra Co., Ltd.[6]	24.06		—		36		20	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[6]	22.89		—		(542)		232	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(436)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(20)		—	Manufacture of metal products	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(103)		138	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[6]	38.62		—		155		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[6]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[6]	41.01		—		(223)		127	Screen printing	Korea
Aju Good Technology Venture Fund	38.46		3,729		3,556		3,729	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,514		20,101	Investment finance	Korea

RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
KB No.8 Special Purpose Acquisition Company,2 3	0.10		10		19		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		12		12	SPAC	Korea
KB IGen Private Equity Fund No. 1[2,10]	0.03		6		6		6	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[7]	98.88		15,211		15,196		15,196	Private Equity Fund	Korea
KB Private Equity Fund III[2]	15.68		8,000		7,937		7,937	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,936		3,936	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,828		1,828	Investment finance	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Inno Lending Co., Ltd.[2]	19.90		398		361		361	Credit rating model development	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		13,401		5,287	Installment loan	Korea
Builton Co., Ltd.	22.22		800		800		800	Software Development and Supply	Korea
Kyobo 7 Special Purpose Acquisition Co., Ltd.	32.00		10		10		10	SPAC	Korea
Food Factory Co., Ltd.	30.00		1,000		1,000		1,000	Farm product distribution industry	Korea
KB Pre IPO Secondary Venture Fund 1st2	15.19		1,671		1,670		1,670	Investment finance	Korea

		~~W~~	1,441,857	~~W~~	1,812,647	~~W~~	1,802,512

(in millions of Korean won)	December 31, 2016
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	39.81	~~W~~	1,052,759	~~W~~	1,393,320	~~W~~	1,392,194	Non-life insurance	Korea
Balhae Infrastructure Company[2]	12.61		130,189		133,200		133,200	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,853		4,853	Credit information	Korea
JSC Bank CenterCredit
Ordinary share[9] Preference share[9]	29.56 93.15		954,104		(32,191)		—	Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		23,985		25,105		24,719	Investment finance	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		133,150		129,678	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		728		728	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2	25.00		22,701		24,789		24,789	Investment finance	Korea
Shinla Construction Co., Ltd.[6]	20.24		—		(545)		—	Specialty construction	Korea
Terra Co., Ltd.[6]	24.06		—		44		28	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[6]	22.89		—		(542)		232	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[6]	42.88		—		(423)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[6]	26.52		—		(51)		—	Manufacture of metal products	Korea
Shinhwa Underwear Co., Ltd.[6]	26.24		—		(138)		103	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[6]	38.62		—		151		—	Wholesale of paper products	Korea
Ejade Co., Ltd.[6]	25.81		—		(523)		—	Wholesale of underwears	Korea
Jaeyang Industry Co., Ltd.[6]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[6]	41.01		—		(351)		—	Screen printing	Korea
Aju Good Technology Venture Fund	38.46		1,998		1,949		1,998	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,220		19,807	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,396		2,396	Investment finance	Korea
RAND Bio Science Co., Ltd.	24.24		2,000		2,000		2,000	Research and experimental development on medical sciences and pharmacy	Korea
isMedia Co., Ltd.	22.87		3,978		3,978		3,978	Semiconductor instrument manufacture	Korea
KB No.8 Special Purpose Acquisition Company[2,3]	0.10		10		19		19	SPAC	Korea

KB No.9 Special Purpose Acquisition Company[2,4]	0.11		24		31		31	SPAC	Korea
KB No.10 Special Purpose Acquisition Company[2,5]	0.19		10		20		20	SPAC	Korea
KB No.11 Special Purpose Acquisition Company[2]	4.76		10		13		13	SPAC	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		10		10	Investment finance	Korea
IMM Investment 5th PRIVATE EQUITY FUND[7]	98.88		10,000		9,999		9,999	Private Equity Fund	Korea
KB Private Equity FundIII[2]	15.68		8,000		8,000		8,000	Investment finance	Korea
Hyundai-Tongyang Agrifood Private Equity Fund	25.47		4,645		3,957		3,957	Investment finance	Korea
Keystone-Hyundai Securities No. 1 Private Equity Fund[2]	5.64		1,842		1,850		1,850	Investment finance	Korea
Wise Asset Management Co., Ltd.[8]	33.00		—		—		—	Asset management	Korea
Inno Lending Co., Ltd.[2]	19.90		398		378		378	Credit rating model development	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		26,311		5,693	Installment loan	Korea

		~~W~~	2,391,570	~~W~~	1,761,185	~~W~~	1,770,673

[1]	The market value of KB Insurance Co., Ltd., reflecting the quoted market price, as of March 31, 2017 and December 31, 2016, amounts to ~~W~~714,764 million and ~~W~~522,288 million, respectively
[2]	As of March 31, 2017 and December 31, 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has a significant influence over the decision-making process relating to their financial and business policies.
[3]	The market value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2017 and December 31, 2016, amounts to ~~W~~20 million and ~~W~~20 million.
[4]	The market value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2017 and December 31, 2016, amounts to ~~W~~31 million and ~~W~~31 million.
[5]	The market value of KB No.10 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2017 and December 31, 2016, amounts to ~~W~~20 million and ~~W~~20 million.
[6]	The investment in associates was reclassified from available-for-sale financial assets due to re-instated voting rights from termination of rehabilitation procedures.
[7]	Although the Group holds a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[8]	Carrying amount of the investment has been recognized as a loss from the date Hyundai Securities Co., Ltd. was included in the consolidation scope.
[9]	Market values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of December 31, 2016, are ~~W~~29,358 million. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method accounting is applied on the basis of single ownership ratio of 41.93%, which is calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit. On April 18, 2017, the Group transferred the entire shares of JSC Bank CenterCredit held by the Group.
[10]	KB-Glenwood Private Equity Fund changed the name to KB IGen Private Equity Fund No. 1.

Summarized financial information on major associates, adjustments to carrying amount of investment in associates and dividends received from the associates are as follows:

(In millions of Korean won)	March 31, 2017[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	31,273,738	~~W~~	27,619,351	~~W~~	33,250	~~W~~	3,654,387	~~W~~	824,674	~~W~~	(1,171)	~~W~~	1,417,398
(additional acquisition 10.70%)		31,388,161		27,647,042		33,250		3,741,119		399,678
(additional acquisition 6.52%)		30,387,534		27,404,890		33,250		2,982,644		194,217
Balhae Infrastructure Company		1,098,954		2,212		1,061,216		1,096,742		138,244		—		138,244
Korea Credit Bureau Co., Ltd.		67,494		14,368		10,000		53,126		4,781		—		4,781
KoFC KBIC Frontier Champ 2010-5(PEF)		48,745		—		47,970		48,745		24,372		(386)		23,986
KB GwS Private Securities Investment Trust		492,355		1,495		425,814		490,860		131,277		(3,471)		127,806
Incheon Bridge Co., Ltd.		656,712		647,474		164,621		9,238		1,385		—		1,385
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		98,884		1,073		90,800		97,811		24,452		—		24,452
Aju Good Technology Venture Fund		9,495		250		9,700		9,245		3,556		173		3,729
KB Star office Private real estate Investment Trust No.1		218,413		120,971		95,000		97,442		20,514		(413)		20,101
RAND Bio Science Co., Ltd.		2,472		4		83		2,468		2,000		—		2,000
KB No.8 Special Purpose Acquisition Company		22,779		2,279		1,031		20,500		19		—		19
KB No.9 Special Purpose Acquisition Company		29,835		2,539		1,382		27,296		31		—		31
KB No.10 Special Purpose Acquisition Company		11,812		1,651		521		10,161		20		—		20
KB No.11 Special Purpose Acquisition Company		975		714		21		261		12		—		12
KB IGen Private Equity Fund No. 1		14,209		7		17,765		14,202		6		—		6
IMM Investment 5th PRIVATE EQUITY FUND		55,500		15		55,500		55,485		15,196		—		15,196
KB Private Equity Fund III		50,598		—		8,000		50,598		7,937		—		7,937
Hyundai-Tongyang Agrifood Private Equity Fund		15,920		468		15,360		15,452		3,936		—		3,936
Keystone-Hyundai Securities No. 1 Private Equity Fund		133,720		94,857		34,114		38,863		1,828		—		1,828
Inno Lending Co., Ltd.		1,870		56		2,000		1,814		361		—		361
SY Auto Capital Co., Ltd.		62,530		35,181		20,000		27,349		13,401		(8,114)		5,287
Builton Co., Ltd.		512		760		250		(248)		800		—		800
Kyobo 7 Special Purpose Acquisition Co., Ltd.		2,293		2,270		23		23		10		—		10
Food Factory Co., Ltd.		2,202		2,772		245		(570)		1,000		—		1,000
KB Pre IPO Secondary Venture Fund 1st		11,000		1		11,000		10,999		1,670		—		1,670

(In millions of Korean won)	March 31, 2017[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	3,231,393	~~W~~	99,851	~~W~~	1,565	~~W~~	101,416	~~W~~	15,884
(additional acquisition 10.70%)		3,209,983		86,114		9,568		95,682
(additional acquisition 6.52%)		3,205,297		109,611		10,928		120,539
Balhae Infrastructure Company		66,889		63,904		—		63,904		3,011
Korea Credit Bureau Co., Ltd.		13,664		526		—		526		149
KoFC KBIC Frontier Champ 2010-5(PEF)		139		135		(1,555)		(1,420)		—
KB GwS Private Securities Investment Trust		8,751		8,499		—		8,499		4,011
Incheon Bridge Co., Ltd.		22,862		3,722		—		3,722		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,315		(1,257)		50		(1,207)		—
Aju Good Technology Venture Fund		86		(322)		—		(322)		—
KB Star office Private real estate Investment Trust No.1		3,287		1,397		—		1,397		—
RAND Bio Science Co., Ltd.		—		(582)		—		(582)		—
KB No.8 Special Purpose Acquisition Company		—		21		—		21		—
KB No.9 Special Purpose Acquisition Company		—		121		—		121		—
KB No.10 Special Purpose Acquisition Company		—		6		—		6		—
KB No.11 Special Purpose Acquisition Company		—		(17)		—		(17)		—
KB IGen Private Equity Fund No. 1		—		(92)		—		(92)		—
IMM Investment 5th PRIVATE EQUITY FUND		—		(15)		—		(15)		—
KB Private Equity Fund III		—		(402)		—		(402)		—
Hyundai-Tongyang Agrifood Private Equity Fund		12		(83)		—		(83)		—
Keystone-Hyundai Securities No. 1 Private Equity Fund		—		(326)		(65)		(391)		—
Inno Lending Co., Ltd.		—		(88)		—		(88)		—
SY Auto Capital Co., Ltd.		4,284		1,038		—		1,038		—
Builton Co., Ltd.		1,123		(467)		—		(467)		—
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		—		—		—		—
Food Factory Co., Ltd.		2,022		(190)		—		(190)		—
KB Pre IPO Secondary Venture Fund 1st		—		(1)		—		(1)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity; such as, fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

(In millions of Korean won)	December 31, 2016
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains (losses)		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	30,949,859	~~W~~	27,357,084	~~W~~	33,250	~~W~~	3,592,775	~~W~~	810,704	~~W~~	(1,126)	~~W~~	1,392,194
(additional acquisition 10.70%)		31,071,846		27,386,605		33,250		3,685,241		393,678
(additional acquisition 6.52%)[2]		30,038,426		27,136,518		33,250		2,901,908		188,938
Balhae Infrastructure Company		1,059,008		2,288		1,061,216		1,056,720		133,200		—		133,200
Korea Credit Bureau Co., Ltd.		71,245		17,322		10,000		53,923		4,853		—		4,853
JSC Bank CenterCredit		4,510,673		4,578,854		546,794		(68,181)		(32,191)		32,191		—
KoFC KBIC Frontier Champ 2010-5(PEF)		50,213		2		47,970		50,211		25,105		(386)		24,719
KB GwS Private Securities Investment Trust		498,606		741		425,814		497,865		133,150		(3,472)		129,678
Incheon Bridge Co., Ltd.		660,858		656,000		164,621		4,858		728		—		728
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		100,252		1,094		90,800		99,158		24,789		—		24,789
Aju Good Technology Venture Fund		5,249		181		5,200		5,068		1,949		49		1,998
KB Star office Private real estate Investment Trust No.1		216,988		120,943		95,000		96,045		20,220		(413)		19,807
KBIC Private Equity Fund No. 3		119,885		76		102,500		119,809		2,396		—		2,396
RAND Bio Science Co., Ltd.		2,720		5		83		2,715		2,000		—		2,000
isMedia Co., Ltd.		41,192		20,925		2,520		20,267		3,978		—		3,978
KB No.8 Special Purpose Acquisition Company		22,743		2,265		1,031		20,478		19		—		19
KB No.9 Special Purpose Acquisition Company		29,677		2,503		1,382		27,174		31		—		31
KB No.10 Special Purpose Acquisition Company		11,795		1,628		521		10,167		20		—		20
KB No.11 Special Purpose Acquisition Company		991		714		21		277		13		—		13
KB-Glenwood Private Equity Fund		30,558		3,204		31,100		27,354		10		—		10
IMM Investment 5th PRIVATE EQUITY FUND		10,114		1		10,114		10,113		9,999		—		9,999
Hyundai-Tongyang Agrifood Private Equity Fund		15,910		375		15,360		15,535		3,957		—		3,957
Keystone-Hyundai Securities No. 1 Private Equity Fund		112,865		73,429		34,114		39,436		1,850		—		1,850
KB Private Equity Fund III		51,000		—		51,000		51,000		8,000		—		8,000
Inno Lending Co., Ltd.		1,903		1		2,000		1,902		378		—		378
SY Auto Capital Co., Ltd.		65,292		38,981		20,000		26,311		26,311		(20,618)		5,693

(In millions of Korean won)	March 31, 2016[1]
	Operating income		Profit (loss)		Other comprehensive income		Total comprehensive income		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	2,851,142	~~W~~	83,337	~~W~~	125,072	~~W~~	208,409	~~W~~	7,989
(additional acquisition 10.70%)		2,851,075		84,647		125,072		209,719
Balhae Infrastructure Company		13,381		11,193		—		11,193		2,812
Korea Credit Bureau Co., Ltd.		9,864		(1,612)		—		(1,612)		135
UAMCO., Ltd.		123,699		10,916		(17)		10,899		26,961
JSC Bank CenterCredit		30,220		14,766		(13,695)		1,071		—
KoFC KBIC Frontier Champ 2010-5(PEF)		565		420		(992)		(572)		—
United PF 1st Recovery Private Equity Fund		23,388		18,423		—		18,423		—
KB GwS Private Securities Investment Trust		9,126		8,869		—		8,869		4,011
Incheon Bridge Co., Ltd.		20,228		520		—		520		—
KB Star office Private real estate Investment Trust No.1		4,392		2,493		—		2,493		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		2,749		979		(40)		939		—
NPS KBIC Private Equity Fund No. 1		—		—		—		—		—
KBIC Private Equity Fund No. 3		388		320		—		320		—
KB-Glenwood Private Equity Fund		—		(78)		—		(78)		—
KB No.5 Special Purpose Acquisition Company		—		31		—		31		—
KB No.6 Special Purpose Acquisition Company		—		112		—		112		—
KB No.7 Special Purpose Acquisition Company		—		18		—		18		—
KB No.8 Special Purpose Acquisition Company		—		90		277		367		—
KB No.9 Special Purpose Acquisition Company		—		(39)		25,392		25,353		—
SY Auto Capital Co., Ltd.		1,329		709		—		709		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	Details of profit or loss are not disclosed because the 3rd acquisition of shares of KB Insurance Co., Ltd. occurred in December 29, 2016.

Changes in investments in associates for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other- comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,392,194	~~W~~	—	~~W~~	—	~~W~~	(15,884)	~~W~~	38,872	~~W~~	2,216	~~W~~	—	~~W~~	1,417,398
Balhae Infrastructure Company		133,200		—		—		(3,011)		8,055		—		—		138,244
Korea Credit Bureau Co., Ltd.		4,853		—		—		(149)		77		—		—		4,781
KoFC KBIC Frontier Champ 2010-5(PEF)		24,719		—		—		—		45		(778)		—		23,986
KB GwS Private Securities Investment Trust		129,678		—		—		(4,011)		2,139		—		—		127,806
Incheon Bridge Co., Ltd.		728		—		—		—		657		—		—		1,385
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		24,789		—		—		—		(349)		12		—		24,452
Terra Co., Ltd.		28		—		—		—		(8)		—		—		20
MJT&I Co., Ltd.		232		—		—		—		—		—		—		232
Shinhwa Underwear Co., Ltd.		103		—		—		—		35		—		—		138
Kendae Co., Ltd.		—		—		—		—		127		—		—		127
Aju Good Technology Venture Fund		1,998		1,731		—		—		—		—		—		3,729
KB Star office Private real estate Investment Trust No.1		19,807		—		—		—		294		—		—		20,101
KBIC Private Equity Fund No. 3		2,396		—		(2,763)		—		367		—		—		—
RAND Bio Science Co., Ltd.		2,000		—		—		—		—		—		—		2,000
isMedia Co. Ltd		3,978		—		(5,409)		—		1,431		—		—		—
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company		31		—		—		—		—		—		—		31
KB No.10 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.11 Special Purpose Acquisition Company		13		—		—		—		(1)		—		—		12
KB IGen Private Equity Fund No. 1		10		—		(4)		—		—		—		—		6
IMM Investment 5th PRIVATE EQUITY FUND		9,999		25,200		(19,989)		—		(14)		—		—		15,196
KB Private Equity Fund III		8,000		—		—		—		(63)		—		—		7,937
Hyundai-Tongyang Agrifood Private Equity Fund		3,957		—		—		—		(21)		—		—		3,936
Keystone-Hyundai Securities No. 1 Private Equity Fund		1,850		—		—		—		(18)		(4)		—		1,828
Inno Lending Co.,Ltd		378		—		—		—		(17)		—		—		361
SY Auto Capital Co., Ltd.		5,693		—		—		—		(406)		—		—		5,287
Builton Co., Ltd.		—		800		—		—		—		—		—		800
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		10		—		—		—		—		—		10
Food Factory Co., Ltd.		—		1,000		—		—		—		—		—		1,000
KB Pre IPO Secondary Venture Fund 1st		—		1,671		—		—		(1)		—		—		1,670

	~~W~~	1,770,673	~~W~~	30,412	~~W~~	(28,165)	~~W~~	(23,055)	~~W~~	51,201	~~W~~	1,446	~~W~~	—	~~W~~	1,802,512

[1]	Gain on disposal of investments in associates for the year ended March 31, 2017, amounts to ~~W~~1,249 million.

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses) on equity- method accounting		Other comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,077,014	~~W~~	—	~~W~~	—	~~W~~	(7,989)	~~W~~	27,713	~~W~~	41,634	~~W~~	—	~~W~~	1,138,372
Balhae Infrastructure Company		128,275		2,647		—		(2,812)		1,411		—		—		129,521
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		(53)		—		—		4,392
UAMCO., Ltd.		129,707		—		—		(26,961)		2,648		—		—		105,394
JSC Bank CenterCredit		—		—		—		—		—		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(900)		—		125		(496)		—		24,237
United PF 1st Recovery Private Equity Fund		183,117		—		—		—		3,267		—		—		186,384
KB GwS Private Securities Investment Trust		127,539		—		—		(4,011)		2,372		—		—		125,900
KoFC POSCO HANHWA KB shared growth Private Equity Fund No. 2		28,470		3,750		—		—		326		(13)		—		32,533
Terra Co., Ltd.		21		—		—		—		(6)		—		—		15
MJT&I Co., Ltd.		149		—		—		—		46		—		—		195
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Doosung Metal Co., Ltd.		—		—		—		—		17		—		—		17
Shinhwa Underwear Co., Ltd.		56		—		—		—		44		—		—		100
KB Star office Private real estate Investment Trust No.1		19,915		—		—		—		525		—		—		20,440
KBIC Private Equity Fund No. 3		2,348		—		—		—		7		—		—		2,355
Sawnics Co., Ltd.		1,397		—		—		—		(235)		—		—		1,162
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.5 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.6 Special Purpose Acquisition Company		78		—		—		—		—		—		—		78
KB No.7 Special Purpose Acquisition Company		88		—		—		—		—		—		—		88
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company[1]		15		4,082		—		—		(5)		(80)		8		4,020
SY Auto Capital Co., Ltd		9,481		—		—		—		(439)		—		—		9,042

	~~W~~	1,737,840	~~W~~	10,479	~~W~~	(900)	~~W~~	(41,908)	~~W~~	37,730	~~W~~	41,045	~~W~~	8	~~W~~	1,784,294

[1]	Others of KB No.9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal paid-in capital increase in the associate.
[2]	Gain on disposal of investments in associates for the year ended March 31, 2016, amounts to ~~W~~8 million.

13. Property and Equipment, and Investment Properties

Details of property and equipment as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,290,432	~~W~~	—	~~W~~	(1,018)	~~W~~	2,289,414
Buildings		1,454,187		(484,833)		(5,859)		963,495
Leasehold improvements		720,668		(646,431)		—		74,237
Equipment and vehicles		1,581,713		(1,365,106)		(2,718)		213,889
Construction in progress		8,852		—		—		8,852
Financial lease assets		34,111		(22,555)		—		11,556

	~~W~~	6,089,963	~~W~~	(2,518,925)	~~W~~	(9,595)	~~W~~	3,561,443

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,325,568	~~W~~	—	~~W~~	(1,018)	~~W~~	2,324,550
Buildings		1,469,894		(482,319)		(5,859)		981,716
Leasehold improvements		711,316		(637,588)		—		73,728
Equipment and vehicles		1,591,143		(1,353,935)		(6,938)		230,270
Construction in progress		4,205		—		—		4,205
Financial lease assets		34,111		(21,312)		—		12,799

	~~W~~	6,136,237	~~W~~	(2,495,154)	~~W~~	(13,815)	~~W~~	3,627,268

Details of investment property as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	206,596	~~W~~	—	~~W~~	(2,124)	~~W~~	204,472
Buildings		586,089		(67,560)		(1,169)		517,360

	~~W~~	792,685	~~W~~	(67,560)	~~W~~	(3,293)	~~W~~	721,832

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	203,795	~~W~~	—	~~W~~	(1,404)	~~W~~	202,391
Buildings		616,085		(63,465)		—		552,620

	~~W~~	819,880	~~W~~	(63,465)	~~W~~	(1,404)	~~W~~	755,011

14. Intangible Assets

Details of intangible assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,337,393		(904,100)		(42,470)		390,823

	~~W~~	1,669,100	~~W~~	(904,100)	~~W~~	(111,785)	~~W~~	653,215

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		1,312,732		(877,881)		(44,927)		389,924

	~~W~~	1,644,439	~~W~~	(877,881)	~~W~~	(114,242)	~~W~~	652,316

Details of goodwill as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017				December 31, 2016
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Securities Co., Ltd.		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

Details of intangible assets, excluding goodwill, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	6,615	~~W~~	(1,730)	~~W~~	—	~~W~~	4,885
Software		898,804		(765,785)		(2)		133,017
Other intangible assets		389,565		(120,293)		(42,468)		226,804
Finance leases assets		42,409		(16,292)		—		26,117

	~~W~~	1,337,393	~~W~~	(904,100)	~~W~~	(42,470)	~~W~~	390,823

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	4,617	~~W~~	(1,612)	~~W~~	—	~~W~~	3,005
Software		887,098		(749,997)		—		137,101
Other intangible assets		378,608		(111,814)		(44,927)		221,867
Finance leases assets		42,409		(14,458)		—		27,951

	~~W~~	1,312,732	~~W~~	(877,881)	~~W~~	(44,927)	~~W~~	389,924

15. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Assets		Liabilities		Net amount
Other provisions	~~W~~	88,844	~~W~~	—	~~W~~	88,844
Allowances for loan losses		7,994		—		7,994
Impairment losses on property and equipment		8,051		(358)		7,693
Interest on equity index-linked deposits		33		—		33
Share-based payments		12,230		—		12,230
Provisions for guarantees		26,791		—		26,791
Losses(gains) from valuation on derivative financial instruments		9,350		(98,584)		(89,234)
Present value discount		14,944		(6,275)		8,669
Losses(gains) from fair value hedged item		—		(16,115)		(16,115)
Accrued interest		—		(79,277)		(79,277)
Deferred loan origination fees and costs		932		(156,992)		(156,060)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		203,248		(97,754)		105,494
Gains on valuation of security investment		105,369		(9,223)		96,146
Defined benefit liabilities		284,118		—		284,118
Accrued expenses		72,092		—		72,092
Retirement insurance expense		—		(246,848)		(246,848)
Adjustments to the prepaid contributions		—		(13,224)		(13,224)
Derivative-linked securities		65,595		(37,958)		27,637
Others		358,230		(211,009)		147,221

		1,258,624		(1,259,736)		(1,112)

Offsetting of deferred income tax assets and liabilities		(1,231,220)		1,231,220		—

	~~W~~	27,404	~~W~~	(28,516)	~~W~~	(1,112)

(In millions of Korean won)	December 31, 2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	91,201	~~W~~	—	~~W~~	91,201
Allowances for loan losses		7,297		—		7,297
Impairment losses on property and equipment		7,920		(359)		7,561
Interest on equity index-linked deposits		41		—		41
Share-based payments		13,709		—		13,709
Provisions for guarantees		30,569		—		30,569
Losses(gains) from valuation on derivative financial instruments		9,761		(46,765)		(37,004)
Present value discount		11,358		(6,160)		5,198
Losses(gains) from fair value hedged item		—		(14,335)		(14,335)
Accrued interest		—		(84,676)		(84,676)
Deferred loan origination fees and costs		1,247		(158,914)		(157,667)
Gains from revaluation		803		(286,119)		(285,316)
Investments in subsidiaries and others		12,014		(109,925)		(97,911)
Gains on valuation of security investment		109,071		(8,279)		100,792
Defined benefit liabilities		319,467		—		319,467
Accrued expenses		273,092		—		273,092
Retirement insurance expense		—		(283,771)		(283,771)
Adjustments to the prepaid contributions		—		(15,142)		(15,142)
Derivative-linked securities		30,102		(42,825)		(12,723)
Others		365,616		(195,856)		169,760

		1,283,268		(1,253,126)		30,142

Offsetting of deferred income tax assets and liabilities		(1,149,644)		1,149,644		—

	~~W~~	133,624	~~W~~	(103,482)	~~W~~	30,142

16. Assets Held for Sale

Details of assets held for sale as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	58,071	~~W~~	(7,805)	~~W~~	50,266	~~W~~	59,008
Buildings held for sale		60,608		(23,097)		37,511		38,366

	~~W~~	118,679	~~W~~	(30,902)	~~W~~	87,777	~~W~~	97,374

(In millions of Korean won)	December 31, 2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land held for sale	~~W~~	31,310	~~W~~	(8,179)	~~W~~	23,131	~~W~~	24,704
Buildings held for sale		50,086		(21,069)		29,017		29,300

	~~W~~	81,396	~~W~~	(29,248)	~~W~~	52,148	~~W~~	54,004

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

Details of other assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Other financial assets
Other receivables	~~W~~	7,156,526	~~W~~	4,326,183
Accrued income		1,322,249		1,305,680
Guarantee deposits		1,203,552		1,230,400
Domestic exchange settlement debits		483,250		535,237
Others		40,461		25,226
Less: Allowances for loan losses		(90,548)		(95,629)
Less: Present value discount		(4,381)		(4,762)

		10,111,109		7,322,335

Other non-financial assets
Other receivables		14,974		17,727
Prepaid expenses		203,038		188,135
Guarantee deposits		3,918		3,934
Insurance assets		129,343		128,146
Separate account assets		897,356		866,310
Others		387,187		356,380
Less: Allowances on other asset		(32,900)		(25,182)

		1,602,916		1,535,450

	~~W~~	11,714,025	~~W~~	8,857,785

Changes in allowances for loan losses on other assets for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	95,629	~~W~~	25,182	~~W~~	120,811
Written-off		(10,877)		(119)		(10,996)
Provision		4,772		253		5,025
Others		1,024		7,584		8,608

Ending	~~W~~	90,548	~~W~~	32,900	~~W~~	123,448

(In millions of Korean won)	2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(1,104)		—		(1,104)
Provision		1,308		411		1,719
Others		666		—		666

Ending	~~W~~	309,569	~~W~~	24,388	~~W~~	333,957

18. Financial Liabilities at Fair Value through Profit or Loss

Details of financial liabilities at fair value through profit or loss as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Financial liabilities held for trading
Securities sold	~~W~~	1,084,693	~~W~~	1,070,272
Other		77,690		73,238

		1,162,383		1,143,510

Financial liabilities designated at fair value through profit or loss
Derivative-linked securities		10,247,284		10,979,326

Total financial liabilities at fair value through profit or loss	~~W~~	11,409,667	~~W~~	12,122,836

19. Deposits

Details of deposits as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Demand deposits
Demand deposits in Korean won	~~W~~	105,706,104	~~W~~	104,758,222
Demand deposits in foreign currencies		6,082,848		5,305,313

		111,788,952		110,063,535

Time deposits
Time deposits in Korean won		123,331,403		122,532,476
Fair value adjustments on valuation of fair value hedged items		—		—

		123,331,403		122,532,476

Time deposits in foreign currencies		4,671,350		4,314,783
Fair value adjustments on valuation of fair value hedged items		(68,514)		(61,657)

		4,602,836		4,253,126

		127,934,239		126,785,602

Certificates of deposits		2,293,490		2,880,558

Total deposits	~~W~~	242,016,681	~~W~~	239,729,695

20. Debts

Details of debts as of March 31, 2017 and December 31, 2016, consist of:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Borrowings	~~W~~	14,434,981	~~W~~	14,485,789
Repurchase agreements and others		9,127,553		8,825,564
Call money		2,805,126		2,940,133

	~~W~~	26,367,660	~~W~~	26,251,486

Details of borrowings as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	March 31, 2017		December 31, 2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,675,337	~~W~~	1,644,260
	Borrowings from the government	Small Enterprise And Market Service and others	0.00~3.00		1,416,516		1,331,688
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		923,510		889,433
	Other borrowings	The Korea Development Bank and others	0.00~5.70		4,633,099		4,284,108

					8,648,462		8,149,489

Borrowings in foreign currencies	Due to banks	Bank of Tokyo-Mitsubishi UFJ, LTD. and Others	—		5,006		70,624
	Borrowings from banking institutions	Mizuhobank LTD. Seoul Branch and Others	0.00~3.18		3,683,232		3,949,376
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	1.50~2.35		93,024		121,104
	Other borrowings	Standard Chartered Bank and others	0.00~3.66		2,005,257		2,195,196

					5,786,519		6,336,300

				~~W~~	14,434,981	~~W~~	14,485,789

21. Debentures

Details of debentures as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	Annual interest rate (%)	March 31, 2017		December 31, 2016
Debentures in Korean won
Structured debentures	0.29~6.00	~~W~~	1,016,880	~~W~~	1,146,300
Subordinated fixed rate debentures in Korean won	3.08~5.70		3,268,932		3,271,693
Fixed rate debentures in Korean won	1.29~5.30		27,244,285		25,627,695
Floating rate debentures in Korean won	1.33~2.20		1,033,000		1,108,000

			32,563,097		31,153,688

Fair value adjustments on fair value hedged financial debentures in Korean won			25,087		26,724
Less: Discount on debentures in Korean won			(19,436)		(19,064)

			32,568,748		31,161,348

Debentures in foreign currencies
Floating rate debentures	1.44~1.48		502,245		1,063,480
Fixed rate debentures	1.38~2.25		2,254,522		2,803,720

			2,756,767		3,867,200

Fair value adjustments on fair value hedged debentures in foreign currencies			(23,164)		(24,302)
Less: Discount or premium on debentures in foreign currencies			(10,101)		(12,189)

			2,723,502		3,830,709

		~~W~~	35,292,250	~~W~~	34,992,057

Changes in debentures based on face value for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,146,300	~~W~~	769,300	~~W~~	(898,720)	~~W~~	—	~~W~~	1,016,880
Subordinated fixed rate debentures in Korean won		3,271,693		—		(2,761)		—		3,268,932
Fixed rate debentures in Korean won		25,627,695		26,704,600		(25,088,010)		—		27,244,285
Floating rate debentures in Korean won		1,108,000		85,000		(160,000)		—		1,033,000

		31,153,688		27,558,900		(26,149,491)		—		32,563,097

Debentures in foreign currencies
Floating rate debentures		1,063,480		175,560		(670,236)		(66,559)		502,245
Fixed rate debentures		2,803,720		—		(354,150)		(195,048)		2,254,522

		3,867,200		175,560		(1,024,386)		(261,607)		2,756,767

	~~W~~	35,020,888	~~W~~	27,734,460	~~W~~	(27,173,877)	~~W~~	(261,607)	~~W~~	35,319,864

(In millions of Korean won)	2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(137,118)	~~W~~	—	~~W~~	772,670
Subordinated fixed rate debentures in Korean won		4,586,829		—		(259,530)		—		4,327,299
Fixed rate debentures in Korean won		22,500,223		19,965,600		(20,455,879)		—		22,009,944
Floating rate debentures in Korean won		448,000		100,000		—		—		548,000

		28,444,840		20,065,600		(20,852,527)		—		27,657,913

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(119,165)		(22,137)		1,723,417
Fixed rate debentures		2,325,537		601,550		(407,512)		(35,402)		2,484,173

		4,154,661		637,145		(526,677)		(57,539)		4,207,590

	~~W~~	32,599,501	~~W~~	20,702,745	~~W~~	(21,379,204)	~~W~~	(57,539)	~~W~~	31,865,503

22. Provisions

Details of provisions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Provisions for unused loan commitments	~~W~~	182,817	~~W~~	189,349
Provisions for payment guarantees		110,744		126,428
Provisions for financial guarantee contracts		3,123		4,333
Provisions for restoration cost		84,652		84,854
Others		138,451		132,753

	~~W~~	519,787	~~W~~	537,717

Changes in provisions for unused loan commitments, payment guarantees for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	189,349	~~W~~	126,428	~~W~~	315,777
Effects of changes in foreign exchange rate		(1,976)		(5,680)		(7,656)
Reversal		(4,556)		(10,004)		(14,560)

Ending	~~W~~	182,817	~~W~~	110,744	~~W~~	293,561

(In millions of Korean won)	2016
	Provisions for unused loan commitments		Provisions for payment guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		(247)		(1,599)		(1,846)
Provision		6,322		70,200		76,522

Ending	~~W~~	201,460	~~W~~	227,055	~~W~~	428,515

Changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	4,333	~~W~~	3,809
Reversal		(1,210)		(956)

Ending	~~W~~	3,123	~~W~~	2,853

Changes in provisions for restoration cost for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	84,854	~~W~~	75,351
Provision		1,350		837
Reversal		(60)		(8)
Used		(1,997)		(1,798)
Unwinding of discount		505		438

Ending	~~W~~	84,652	~~W~~	74,820

Provisions for restoration cost are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,790	~~W~~	50,396	~~W~~	20,623	~~W~~	358	~~W~~	52,586	~~W~~	132,753
Increase		26,066		11,515		1,128		—		4,792		43,501
Decrease		(16,286)		(10,881)		(203)		—		(10,433)		(37,803)

Ending	~~W~~	18,570	~~W~~	51,030	~~W~~	21,548	~~W~~	358	~~W~~	46,945	~~W~~	138,451

(In millions of Korean won)
	2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		6,196		5,520		985		—		5,339		18,040
Decrease		(5,982)		(5,103)		(35,088)		—		(3,085)		(49,258)

Ending	~~W~~	8,844	~~W~~	41,508	~~W~~	37,137	~~W~~	69	~~W~~	56,085	~~W~~	143,643

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data; such as, interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,576,003	~~W~~	(1,479,704)	~~W~~	96,299
Current service cost		46,726		—		46,726
Interest cost(income)		8,653		(8,160)		493
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		4,484		4,484
Contributions		—		(103)		(103)
Payments from plans (benefit payments)		(181,214)		181,193		(21)
Payments from the Group		(15,587)		—		(15,587)
Transfer in		6,340		(6,339)		1
Transfer out		(6,668)		6,665		(3)
Effect of exchange rate changes		(14)		—		(14)

Ending	~~W~~	1,434,239	~~W~~	(1,301,964)	~~W~~	132,275

(In millions of Korean won)	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		46,709		—		46,709
Interest cost(income)		8,711		(8,263)		448
Past service cost		833		—		833
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,107		3,107
Contributions		—		(83)		(83)
Payments from plans (benefit payments)		(34,135)		34,135		—
Payments from the Group		(3,371)		—		(3,371)
Transfer in		3,168		(3,148)		20
Transfer out		(3,589)		3,589		—
Effect of exchange rate changes		18		—		18

Ending	~~W~~	1,431,944	~~W~~	(1,311,066)	~~W~~	120,878

Details of the net defined benefit liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Present value of defined benefit obligation	~~W~~	1,434,239	~~W~~	1,576,003
Fair value of plan assets		(1,301,964)		(1,479,704)

Net defined benefit liabilities	~~W~~	132,275	~~W~~	96,299

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	46,726	~~W~~	46,709
Past service cost		—		833
Net interest expenses of net defined benefit liabilities		493		448

Post-employment benefits[1]	~~W~~	47,219	~~W~~	47,990

[1]	Post-employment benefits amounting to ~~W~~401 million and ~~W~~338 million for the three-month periods ended March 31, 2017 and 2016, respectively, are recognized as other operating expense in the statements of comprehensive income.

24. Other Liabilities

Details of other liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Other financial liabilities
Other payables	~~W~~	10,161,075	~~W~~	6,526,330
Prepaid card and debit card		20,625		19,076
Accrued expenses		2,522,626		2,613,445
Financial guarantee liabilities		33,966		26,449
Deposits for letter of guarantees and others		602,325		561,664
Domestic exchange settlement credits		909,716		1,338,103
Foreign exchanges settlement credits		91,311		116,226
Borrowings from other business accounts		3,570		5,204
Other payables from trust accounts		4,251,636		4,430,508
Liability incurred from agency relationships		1,415,505		386,670
Account for agency businesses		396,541		248,257
Dividend payables		498,444		475
Others		26,375		14,171

		20,933,715		16,286,578

Other non-financial liabilities
Other payables		16,317		842,902
Unearned revenue		243,816		226,096
Accrued expenses		463,651		395,933
Deferred revenue on credit card points		149,768		145,457
Withholding taxes		128,513		140,258
Insurance liabilities		7,288,093		7,290,844
Separate account liabilities		972,080		875,015
Others		239,272		126,658

		9,501,510		10,043,163

	~~W~~	30,435,225	~~W~~	26,329,741

25. Equity

25.1 Share Capital

Details of share capital and number of issued shares of the Parent Company as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017		December 31, 2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in outstanding shares for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,285,437	386,351,693
Increase	73,969	—
Decrease	(1,794,182)	(4,094,697)
Ending	396,565,224	382,256,996

25.2 Capital Surplus

Details of capital surplus as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Share premium	~~W~~	13,190,275	~~W~~	13,190,274
Loss on sales of treasury shares		(567,979)		(568,544)
Other capital surplus		4,373,252		4,373,172

	~~W~~	16,995,548	~~W~~	16,994,902

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Remeasurements of net defined benefit liabilities	~~W~~	(124,475)	~~W~~	(121,055)
Exchange differences on translating foreign operations		(7,573)		53,138
Change in value of available-for-sale financial assets		667,958		601,620
Change in value of held-to-maturity financial assets		5,893		6,447
Shares of other comprehensive income of associates		(5,814)		(96,174)
Cash flow hedges		(4,808)		(6,075)
Hedges of a net investment in a foreign operation		(25,321)		(32,572)
Comprehensive income of assets held for sale		(67,337)		—

	~~W~~	438,523	~~W~~	405,329

25.4 Retained Earnings

Details of retained earnings as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Legal reserves[1]	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		11,284,488		10,971,368

	~~W~~	12,601,361	~~W~~	12,229,228

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,715,021	~~W~~	2,670,478
Non-controlling interests		39,056		34,650

	~~W~~	2,754,077	~~W~~	2,705,128

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won, except earnings per share)	2017		2016
Provision(Reversal) of regulatory reserve for credit losses	~~W~~	44,544	~~W~~	201,809
Adjusted profit after provision of regulatory reserve for credit losses[1]		825,557		343,195
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		2,080		891
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		2,068		887

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS, and calculated with the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

25.5 Treasury Shares

Changes in treasury shares outstanding for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In number of shares and millions of Korean won)	March 31, 2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares		19,826,100		1,794,182		(73,969)		21,546,313
Carrying amount	~~W~~	721,973	~~W~~	82,177	~~W~~	(2,949)	~~W~~	801,201

[1]	Total contract amount of ~~W~~300,000 million out of ~~W~~800,000 million in trust agreement entered into with Samsung Securities Co., Ltd, for acquisition of treasury shares has been terminated upon natural expiration of the term of the agreement during the three-month periods ended March 31, 2017.

(In number of shares and millions of Korean won)	March 31, 2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		4,094,697		—		4,094,697
Carrying amount[1]	~~W~~	—	~~W~~	127,541	~~W~~	—	~~W~~	127,541

[1]	The Group had entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~300,000 million in order to enhance shareholder value in the prior quarter.

26. Net Interest Income

Details of interest income and interest expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Interest income
Due from financial institutions	~~W~~	24,171	~~W~~	30,163
Loans		2,336,976		2,173,742
Financial investments
Available-for-sale financial assets		121,499		112,406
Held-to-maturity financial assets		96,866		121,194
Other		24,298		28,827

		2,603,810		2,466,332

Interest expenses
Deposits		579,690		678,498
Debts		79,443		49,829
Debentures		200,702		217,626
Other		17,622		14,095

		877,457		960,048

Net interest income	~~W~~	1,726,353	~~W~~	1,506,284

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Fee and commission income
Banking activity fees	~~W~~	45,472	~~W~~	42,117
Lending activity fees		19,004		18,554
Credit card related fees and commissions		333,694		291,044
Debit card related fees and commissions		98,501		87,721
Agent activity fees		45,095		45,720
Trust and other fiduciary fees		91,499		50,879
Fund management related fees		33,108		28,491
Guarantee fees		10,439		7,707
Foreign currency related fees		24,922		24,225
Commissions from transfer agent services		42,488		41,029
Other business account commission on consignment		8,233		8,408
Commissions received on securities business		90,489		21,570
Lease fees		32,907		12,960
Other		63,227		39,135

		939,078		719,560

Fee and commission expense
Trading activity related fees[1]		6,250		2,733
Lending activity fees		6,109		5,040
Credit card related fees and commissions		322,310		269,625
Outsourcing related fees		19,655		19,033
Foreign currency related fees		5,952		3,689
Management fees of written-off loans		1,016		1,139
Other		57,148		50,144

		418,440		351,403

Net fee and commission income	~~W~~	520,638	~~W~~	368,157

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

28.1 Net Gains or Losses on Financial Instruments Held for Trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments held for trading for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	169,181	~~W~~	136,186
Equity securities		105,722		24,953

		274,903		161,139

Derivatives held for trading
Interest rate		402,227		453,547
Currency		3,350,385		1,182,373
Stock or stock index		800,017		63,893
Credit		37,760		5,128
Commodity		2,415		292
Other		2,361		1,021

		4,595,165		1,706,254

Financial liabilities held for trading		15,171		12,981

Other financial instruments		—		132

	~~W~~	4,885,239	~~W~~	1,880,506

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	65,696	~~W~~	10,428
Equity securities		51,775		14,448

		117,471		24,876

Derivatives held for trading
Interest rate		367,474		497,450
Currency		3,299,603		1,208,628
Stock or stock index		388,075		109,438
Credit		36,013		2,558
Commodity		1,371		799
Other		4,132		37

		4,096,668		1,818,910

Financial liabilities held for trading		30,726		41,952

Other financial instruments		26		134

		4,244,891		1,885,872

Net gains or losses on financial instruments held for trading	~~W~~	640,348	~~W~~	(5,366)

28.2 Net Gains or Losses on Financial Instruments Designated at Fair Value Through Profit or Loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details of net gain or loss from financial instruments designated at fair value through profit or loss for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	38,923	~~W~~	12,468
Financial liabilities designated at fair value through profit or loss		138,532		71,515

		177,455		83,983

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		39,242		12,292
Financial liabilities designated at fair value through profit or loss		537,275		28,096

		576,517		40,388

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	(399,062)	~~W~~	43,595

29. Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	21	~~W~~	—
Gain on sale of available-for-sale financial assets		23,129		61,512

		23,150		61,512

Revenue related to held-to-maturity financial assets
Gain on redemption of held-to-maturity financial assets		2		—

		2		—

Gain on foreign exchange transactions		554,098		1,312,872
Income related to insurance		268,599		355,963
Dividend income		82,277		54,480
Others		101,150		71,802

		1,029,276		1,856,629

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		29		—
Loss on sale of available-for-sale financial assets		22,623		1,591
Impairment on available-for-sale financial assets		12,437		3,047

		35,089		4,638

Loss on foreign exchanges transactions		520,157		1,235,472
Expense related to insurance		288,396		385,324
Others		364,956		303,182

		1,208,598		1,928,616

Net other operating expenses	~~W~~	(179,322)	~~W~~	(71,987)

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	475,190	~~W~~	438,595
Salaries and short-term employee benefits - others		248,002		247,704
Post-employment benefits - defined benefit plans		46,818		47,652
Post-employment benefits - defined contribution plans		1,870		2,771
Termination benefits		(1,445)		(1,311)
Share-based payments		14,766		3,060

		785,201		738,471

Depreciation and amortization		74,282		59,077

Other general and administrative expenses
Rental expense		74,483		68,575
Tax and dues		44,774		31,771
Communication		7,222		8,447
Electricity and utilities		7,472		8,213
Publication		3,987		4,455
Repairs and maintenance		3,443		3,925
Vehicle		2,262		1,956
Travel		2,175		1,568
Training		5,776		5,612
Service fees		34,909		26,725
Electronic data processing expenses		37,329		39,791
Advertising		34,207		18,771
Others		49,699		36,451

		307,738		256,260

	~~W~~	1,167,221	~~W~~	1,053,808

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payment from stock options to stock grants in November 2007. The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to long-term performance as of March 31, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,10]
Deferred grant in 2014	—	5,286	Satisfied
Deferred grant in 2015	—	21,987	Satisfied
Deferred grant in 2016	—	15,338	Satisfied

		225,443

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	133,594	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 69	Jan. 01, 2017	355,954	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	152,858	Satisfied

		802,020

Other subsidiaries and associate
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2014	—	55,131	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2016	—	180,530	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2017	—	195,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

		663,010

		1,690,473

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of March 31, 2017).
[2]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR(Total Shareholder Return), EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.

[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[10]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, results of the Group and relative TSR respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.
[11]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, relative TSR and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[12]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

Details of stock grants linked to short-term performance as of March 31, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	6,345	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	685	Satisfied
Stock granted in 2014	Jan. 01, 2014	66,695	Satisfied
Stock granted in 2015	Jan. 01, 2015	103,061	Satisfied
Stock granted in 2016	Jan. 01, 2016	135,842	Satisfied
Stock granted in 2017	Jan. 01, 2017	32,120	Proportional to service period
Other subsidiaries and associate
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	183,841	Satisfied
Stock granted in 2017	—	63,747	Proportional to service period

[1]	Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

As of March 31, 2017 and December 31, 2016, the accrued expenses related to share-based payments including share grants amounted to ~~W~~75,882 million and ~~W~~79,742 million, respectively, and the compensation costs from share grants amounting to ~~W~~14,766 million and ~~W~~3,060 million were incurred during the three-month periods ended March 31, 2017 and 2016, respectively. There is no intrinsic value of the vested stock options as of March 31, 2017 and December 31, 2016.

Details of mileage stock as of March 31, 2017, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (years)[1]	Remaining shares[2]
Stock granted in 2016	Jan. 23, 2016	33,829	0.00~1.81	23,168
	Apr. 29, 2016	60	0.00~2.08	60
	July 07, 2016	280	0.00~2.27	280
	July 18, 2016	767	0.00~2.30	767
	Aug. 03, 2016	97	0.00~2.34	97
	Aug. 17, 2016	51	0.00~2.38	51
	Aug. 30, 2016	256	0.00~2.42	244
	Sept. 06, 2016	206	0.00~2.44	191
	Oct. 07, 2016	105	0.00~2.52	105
	Nov. 01, 2016	118	0.00~2.59	118
	Dec. 07, 2016	211	0.00~2.69	189
	Dec. 08, 2016	43	0.00~2.69	43
	Dec. 15, 2016	12	0.00~2.71	12
	Dec. 20, 2016	309	0.00~2.72	309
	Dec. 28, 2016	76	0.00~2.75	64
	Dec. 30, 2016	210	0.00~2.75	210
Stock granted in 2017	Jan. 09, 2017	29,086	0.00~2.78	25,883
	Feb. 03, 2017	43	0.00~2.85	43

		65,759		51,834

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The remaining shares are assessed based on the stock price as of March 31, 2017. These shares are vested immediately at grant date.

As of March 31, 2017 and December 31, 2016, the accrued expenses for share-based payments in regards to mileage stock amounted to ~~W~~2,540 million and ~~W~~1,533 million, respectively, and the compensation costs amounting to ~~W~~1,245 million and ~~W~~1,077 million were incurred during the three-month periods ended March 31, 2017 and 2016, respectively.

31. Net Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other non-operating income
Gain on disposal in property and equipment	~~W~~	23	~~W~~	132
Rent received		5,116		4,001
Others		38,596		21,085

		43,735		25,218

Other non-operating expenses
Loss on disposal in property and equipment		110		446
Donation		7,013		3,408
Restoration cost		432		379
Others		10,212		6,823

		17,767		11,056

Net other non-operating income	~~W~~	25,968	~~W~~	14,162

32. Income Tax Expense

Income tax expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	46,668	~~W~~	231,787
Adjustments recognized in the period for current tax of prior years		(13,268)		34,382

		33,400		266,169

Changes in deferred income tax assets (liabilities)		31,254		(57,409)

Income tax recognized directly in equity
Exchange difference in foreign operation		8,788		—
Remeasurements of net defined benefit liabilities		1,092		743
Change in value of available-for-sale financial assets		(16,043)		(40,239)
Change in value of held-to-maturity financial assets		177		81
Share of other comprehensive loss of associates		21,577		(1,588)
Cash flow hedges		(261)		32
Hedges of a net investment in a foreign operation		(2,315)		(2,216)

		13,015		(43,187)

Tax expense	~~W~~	77,669	~~W~~	165,573

[1]	The Group had not recognized deferred income tax assets for the deductible temporary difference of ~~W~~786,293 million incurred from valuation loss on JSC BankCenterCredit until the year ended December 31, 2016, because the possibility of disposal of its shares was unlikely. However, considering the overall recent operating conditions, the Group has determined that disposal of shares in JSC BankCenterCredit has become probable and thus recognized deferred income tax assets (and tax income).

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2016, of ~~W~~1,250 per share, amounting to total dividends of ~~W~~497,969 million were declared at the annual general meeting on March 24, 2017. The Group’s interim consolidated financial statements as of March 31, 2017, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2016 were ~~W~~378,625 million (~~W~~980 per share).

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Reclassification to assets held for sale		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(121,055)	~~W~~	(4,512)	~~W~~	—	~~W~~	1,092	~~W~~	—	~~W~~	(124,475)
Exchange differences on translating foreign operations		53,138		(69,499)		—		8,788		—		(7,573)
Change in value of available-for-sale financial assets		601,620		92,823		(10,442)		(16,043)		—		667,958
Change in value of held-to-maturity financial assets		6,447		(731)		—		177		—		5,893
Shares of other comprehensive income of associates		(96,174)		1,446		—		21,577		67,337		(5,814)
Cash flow hedges		(6,075)		(26,047)		27,575		(261)		—		(4,808)
Hedges of a net investment in a foreign operation		(32,572)		9,566		—		(2,315)		—		(25,321)
Comprehensive income of assets held for sale		—		—		—		—		(67,337)		(67,337)

	~~W~~	405,329	~~W~~	3,046	~~W~~	17,133	~~W~~	13,015	~~W~~	—	~~W~~	438,523

(In millions of Korean won)	2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	(3,072)	~~W~~	—	~~W~~	743	~~W~~	(136,205)
Exchange differences on translating foreign operations		32,990		(9,174)		—		—		23,816
Change in value of available-for-sale financial assets		653,130		215,010		(36,642)		(40,239)		791,259
Change in value of held-to-maturity financial assets		2,731		(336)		—		81		2,476
Shares of other comprehensive income of associates		(89,081)		41,045		—		(1,588)		(49,624)
Cash flow hedges		(10,173)		(6,098)		5,506		32		(10,733)
Hedges of a net investment in a foreign operation		(25,477)		9,157		—		(2,216)		(18,536)

	~~W~~	430,244	~~W~~	246,532	~~W~~	(31,136)	~~W~~	(43,187)	~~W~~	602,453

35. Earnings per Share

35.1 Basic Earnings Per Share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2017 and 2016.

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017	2016
Beginning (A)	418,111,537	386,351,693
Acquisition of treasury shares (B)	(21,149,770)	(1,215,921)

Weighted average number of ordinary shares outstanding (C=A+B)	396,961,767	385,135,772

Basic earnings per share:

(In Korean won and in number of shares)	2017		2016
Profit attributable to ordinary shares (E)	~~W~~	870,101,260,162	~~W~~	545,003,541,904
Weighted average number of ordinary shares outstanding (F)		396,961,767		385,135,772
Basic earnings per share (G = E / F)	~~W~~	2,192	~~W~~	1,415

35.2 Diluted Earnings per Share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

Adjusted profit for diluted earnings per share for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In Korean won)	2017		2016
Profit attributable to ordinary shares	~~W~~	870,101,260,162	~~W~~	545,003,541,904
Adjustment		—		—

Adjusted profit for diluted earnings	~~W~~	870,101,260,162	~~W~~	545,003,541,904

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Weighted average number of ordinary shares outstanding	396,961,767	385,135,772
Adjustment:
Stock grants	2,152,426	1,737,067
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	399,114,193	386,872,839

Diluted earnings per share for the three-month periods ended March 31, 2017 and 2016, are as follows:

(in Korean won and in number of shares)	2017		2016
Adjusted profit for diluted earnings per share	~~W~~	870,101,260,162	~~W~~	545,003,541,904
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		399,114,193		386,872,839
Diluted earnings per share	~~W~~	2,180	~~W~~	1,409

36. Insurance Contracts

36.1 Insurance Liabilities

Details of insurance liabilities presented within other liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Individual insurance
Pure endowment insurance	~~W~~	5,179,596	~~W~~	5,150,946
Death insurance		271,169		243,008
Joint insurance		1,808,592		1,872,706
Group insurance		4,931		2,147
Others		23,805		22,037

	~~W~~	7,288,093	~~W~~	7,290,844

36.2 Insurance Assets

Details of insurance assets presented within other assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Reinsurance assets	~~W~~	6,396	~~W~~	5,995
Deferred acquisition costs		122,947		122,151

	~~W~~	129,343	~~W~~	128,146

36.3 Insurance Premiums and Reinsurance

Details of insurance premiums for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	140,327	~~W~~	52,402	~~W~~	60,856	~~W~~	4,528	~~W~~	7,130	~~W~~	265,243
Reinsurance premiums paid		(118)		(641)		(93)		(642)		(1,583)		(3,077)

Net premiums earned	~~W~~	140,209	~~W~~	51,761	~~W~~	60,763	~~W~~	3,886	~~W~~	5,547	~~W~~	262,166

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	231,252	~~W~~	27,448	~~W~~	84,189	~~W~~	5,448	~~W~~	5,458	~~W~~	353,795
Reinsurance premiums paid		(119)		(637)		(93)		(463)		(2,275)		(3,587)

Net premiums earned	~~W~~	231,133	~~W~~	26,811	~~W~~	84,096	~~W~~	4,985	~~W~~	3,183	~~W~~	350,208

Insurance expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	1,693	~~W~~	787	~~W~~	78,477	~~W~~	1,130	~~W~~	1,411	~~W~~	83,498
Dividend expense		436		7		—		—		—		443
Refund expense		126,781		6,141		49,738		203		—		182,863
Provision(reversal)		28,650		28,161		(64,114)		2,784		1,768		(2,751)

		157,560		35,096		64,101		4,117		3,179		264,053

Reinsurance claims		(62)		(822)		(12)		(641)		(1,819)		(3,356)

Net insurance expense	~~W~~	157,498	~~W~~	34,274	~~W~~	64,089	~~W~~	3,476	~~W~~	1,360	~~W~~	260,697

(In millions of Korean won)	2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	3,132	~~W~~	655	~~W~~	31,866	~~W~~	1,328	~~W~~	936	~~W~~	37,917
Dividend expense		180		6		—		—		—		186
Refund expense		105,124		4,081		50,015		31		—		159,251
Provision		133,947		15,161		9,774		3,885		1,525		164,292

		242,383		19,903		91,655		5,244		2,461		361,646

Reinsurance claims		(48)		(486)		(35)		(666)		(936)		(2,171)

Net insurance expense	~~W~~	242,335	~~W~~	19,417	~~W~~	91,620	~~W~~	4,578	~~W~~	1,525	~~W~~	359,475

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Cash	~~W~~	2,030,700	~~W~~	2,158,268
Checks with other banks		472,923		400,422
Due from Bank of Korea		9,827,160		7,676,491
Due from other financial institutions		6,603,220		7,649,682

		18,934,003		17,884,863

Restricted cash from financial institutions		(11,310,684)		(9,301,946)
Due from financial institutions with original maturities over three months		(1,283,842)		(1,168,081)

		(12,594,526)		(10,470,027)

	~~W~~	6,339,477	~~W~~	7,414,836

Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Income tax paid	Operating	~~W~~	66,076	~~W~~	45,554
Interest received	Operating		2,895,971		2,597,116
Interest paid	Operating		917,513		998,571
Dividends received	Operating		64,027		48,951

38. Contingent Liabilities and Commitments

Details of payment guarantees as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2016		December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in Korean won
Payment guarantees for KB purchasing loan	~~W~~	335,444	~~W~~	329,051
Other payment guarantees		583,443		858,951

		918,887		1,188,002

Confirmed payment guarantees in foreign currency
Acceptances of letter of credit		217,478		234,125
Letter of guarantees		61,292		64,189
Bid bond		43,061		64,242
Performance bond		654,707		703,076
Refund guarantees		1,432,507		1,689,343
Other payment guarantees in foreign currency		1,530,368		1,593,770

		3,939,413		4,348,745

Financial guarantees
Guarantees for Debenture-Issuing		31,000		31,000
Payment guarantees for mortgage		37,599		25,994
Overseas debt guarantees		261,796		272,255
International financing guarantees in foreign currencies		48,912		52,961
Other financing payment guarantees		271,613		334

		650,920		382,544

		5,509,220		5,919,291

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		1,786,767		2,068,105
Refund guarantees		138,591		217,272

		1,925,358		2,285,377

	~~W~~	7,434,578	~~W~~	8,204,668

Commitments as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017		December 31, 2016
Commitments
Corporate loan commitments	~~W~~	32,286,101	~~W~~	35,723,627
Retail loan commitments		16,093,469		15,789,809
Credit line on credit cards		45,994,303		43,937,899
Purchase of other security investment and others		1,994,589		1,554,221

		96,368,462		97,005,556

Financial Guarantees
Credit line		3,451,266		3,334,648
Purchase of security investment		278,200		1,029,100

		3,729,466		4,363,748

	~~W~~	100,097,928	~~W~~	101,369,304

Other Matters (including litigation)

a) The Group has filed 146 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~486,666 million, and faces 300 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~279,085 million, which arose in the normal course of the business and are still pending as of March 31, 2017.

b) The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to ~~W~~2,020 million and ~~W~~5,731 million as of March 31, 2017 and December 31, 2016, respectively.

c) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 119 legal claims filed as the defendant, with an aggregate claim of ~~W~~10,399 million as of March 31, 2017. A provision liability of ~~W~~10,261 million has been recognized for these pending lawsuits. In addition, the additional lawsuits may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

39. Subsidiaries

Details of subsidiaries as of March 31, 2017, are as follows:

Investor	Investee	Ownership interests (%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Mar. 31	Banking and foreign exchange transaction
	KB Securities Co., Ltd.	100.00	Korea	Mar. 31	Financial investment
	KB Kookmin Card Co., Ltd.	100.00	Korea	Mar. 31	Credit card and installment finance
	KB Life Insurance Co., Ltd.	100.00	Korea	Mar. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Mar. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Mar. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Mar. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Mar. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Mar. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Mar. 31	Software advisory, development, and supply
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Mar. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Mar. 31	Banking and foreign exchange transaction
	KB Microfinance Myanmer Co., Ltd.	100.00	Myanmer	Mar. 31	Banking and foreign exchange transaction
KB Securities Co., Ltd.	Hyundai Savings Bank	100.00	Korea	Mar. 31	Savings banking
	Hyundai Asset Management Co., Ltd.	100.00	Korea	Mar. 31	Collective investment
	KBFG Securities America Inc.	100.00	United States of America	Mar. 31	Investment advisory and securities dealing activities
	KB Securities Hong Kong Ltd.	100.00	Hong Kong	Mar. 31	Investment advisory and securities dealing activities
KB Capital Co., Ltd. and KB Kookmin Card Co., Ltd.	KB KOLAO LEASING Co., Ltd.	80.00	Laos	Mar. 31	Financial Leasing
Kookmin Bank	Samho Kyungwon Co., Ltd. and 24 others[2]	—	Korea	Mar. 31	Asset-backed securitization and others
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd., and 12 others[2]	0.50	Korea	Mar. 31	Asset-backed securitization
KB Securities Co., Ltd.	Dongbuka No.41 Ship Investment Company	99.99	Korea	Mar. 31	Other financial business
	Able Ocean Co., Ltd. and 47 others[2]	—	Korea	Mar. 31	Asset-backed securitization

Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Mar. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Mar. 31	Capital investment
KB Investment Co., Ltd.	09-5 KB Venture Fund[4]	33.33	Korea	Mar. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership[4]	50.00	Korea	Mar. 31	Capital investment
	2011 KIF-KB IT Venture Fund[4]	43.33	Korea	Mar. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[4]	33.33	Korea	Mar. 31	Capital investment
Kookmin Bank, KB Investment Co., Ltd.	KB Intellectual Property Fund[4]	34.00	Korea	Mar. 31	Capital investment
Kookmin Bank, KB life Insurance, KB Investment Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Mar. 31	Capital investment
Kookmin Bank	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Mar. 31	Private equity fund
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 3 others	100.00	Korea	Mar. 31	Private equity fund
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Mar. 31	Capital investment
	KB Evergreen bond fund No.98 (Bond)	50.34	Korea	Mar. 31	Capital investment
	KB Haeoreum private securities investment trust 45(Bond)[3]	33.00	Korea	Mar. 31	Capital investment
	KB Haeoreum private securities investment trust 70(Bond)[3]	50.00	Korea	Mar. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Mar. 31	Capital investment
	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Mar. 31	Capital investment
	KB Senior Loan Private Fund[3]	28.70	Korea	Mar. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd., KB Securities Co., Ltd. , KB Real Estate Trust Co., Ltd.	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Mar. 31	Investment trust
KB Securities Co., Ltd.	KB Vintage 16 Private Securities Investment Trust 1st [3]	38.46	Korea	Mar. 31	Capital investment
	Jueun Power Middle 7 and 6 others	100.00	Korea	Mar. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 1	60.00	Korea	Mar. 31	Capital investment
	Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	98.31	Korea	Mar. 31	Capital investment
	Hyundai Trust Securities Feeder Investment Trust No.1	99.88	Korea	Mar. 31	Capital investment
	Hyundai Strong Korea Equity Trust No.1	99.62	Korea	Mar. 31	Capital investment

	Hyundai Kidzania Equity Feeder Trust No.1	74.73	Korea	Mar. 31	Capital investment
	Hyundai Value Plus Equity Feeder Trust No.1	99.56	Korea	Mar. 31	Capital investment
	Hyundai Strong-small Corporate Trust No.1	82.42	Korea	Mar. 31	Capital investment
	JB New Jersey Private Real Estate Investment Trust No. 1	98.15	Korea	Mar. 31	Capital investment
	Hyundai Dynamic Mix Securities Feeder Investment Trust	99.97	Korea	Mar. 31	Capital investment
	Hyundai China Index Plus Securities Investment Trust1	71.40	Korea	Mar. 31	Capital investment
	Aquila Global Real Assets Fund No.1 LP	99.96	Cayman Islands	Mar. 31	Capital investment
	Hyundai Kon-tiki Specialized Privately Placed Fund[3]	50.00	Korea	Mar. 31	Capital investment
	Hyundai You First Private Real Estate Investment Trust No. 15[3]	35.00	Korea	Mar. 31	Capital investment
KB Securities Co., Ltd. and KB Asset Management Co., Ltd.	KB Star Fund_KB Value Focus Korea Equity	91.08	Luxembourg	Mar. 31	Capital investment
KB Securities Co., Ltd. and Others	Able Quant Asia Pacific Feeder Fund(T.E.) Limited	100.00	Cayman Islands	Mar. 31	Capital investment
KB Kookmin Card Co., Ltd.	Heungkuk Life Insurance Money Market Trust	100.00	Korea	Mar. 31	Trust asset management
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate No. 6	100.00	Korea	Mar. 31	Capital investment
	KB Wellyan Private Equity Real Estate No. 7	99.83	Korea	Mar. 31	Capital investment
KB Wellyan Private Equity Real Estate Fund No. 6, No. 7	Boyoung Construction[2]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd., KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[4]	36.66	Korea	Mar. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st [3]	48.98	Korea	Mar. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd [3]	44.44	Korea	Mar. 31	Capital investment
Able Quant Asia Pacific Feeder Fund(T.E.) Limited and others	Able Quant Asia Pacific Master Fund Limited	100.00	Cayman islands	Mar. 31	Capital investment
KBFG Securities America Inc.	Global Investment Opportunity Limited	100.00	Malaysia	Mar. 31	Finance and real estate activities
Hyundai Smart Index Alpha Securities Feeder Inv Trust 1	Hyundai Smart Index Alpha Securities Master Investment Trust	99.48	Korea	Mar. 31	Capital investment

Hyundai Trust Securities Feeder Investment Trust No.1- Bond	Hyundai Trust Securities Master Investment Trust - Bond	92.85	Korea	Mar. 31	Capital investment
Hyundai Dynamic Mix Securities Feeder Investment Trust	Hyundai Dynamic Mix Securities Master Investment Trust	98.92	Korea	Mar. 31	Capital investment
Hyundai Value Plus Securities Feeder Investment Trust 1 and others	Hyundai Value Plus Securities Master Investment Trust	100.00	Korea	Mar. 31	Capital investment
Hyundai Quant Long Short Securities Feeder Investment Trust	Hyundai Quant Long Short Securities Master Investment Trust	100.00	Korea	Mar. 31	Capital investment
Aquila Global Real Assets Fund No.1 LP	AGRAF Real Estate No.1, Senningerberg	100.00	Luxembourg	Mar. 31	Asset-backed securitization
AGRAF Real Estate No.1, Senningerberg	AGRAF Real Estate Holding No.1, Senningerberg	100.00	Luxembourg	Mar. 31	Asset-backed securitization
AGRAF Real Estate Holding No.1, Senningerberg	Vierte CasaLog GmbH & Co. KG and 2 others	94.90	Germany	Mar. 31	Real estate activities
KB Securities Hong Kong Ltd.	KB Asset Management Singapore PTE., Ltd. and 1 other	100.00	Singapore	Mar. 31	Collective investment and others
JB New Jersey Private Real Estate Investment Trust No. 1	ABLE NJ DSM INVESTMENT REIT	99.18	United States of America	Mar. 31	Real estate activities
ABLE NJ DSM INVESTMENT REIT	ABLE NJ DSM, LLC	100.00	United States of America	Mar. 31	Real estate activities
Heungkuk Global Highclass Private Real Estate Trust 23	HYUNDAI ABLE INVESTMENT REIT	99.90	United States of America	Mar. 31	Real estate activities
HYUNDAI ABLE INVESTMENT REIT	HYUNDAI ABLE PATRIOTS PARK, LLC	100.00	United States of America	Mar. 31	Real estate activities
Able Ocean Co., Ltd.	Hyundai Ocean Star Ship Private 2	100.00	Korea	Mar. 31	Capital investment
Dongbuka No.41 Ship Investment Company	WISDOM SHAPLEY 41 SHIPPING S.A. and 1 other	100.00	Panama	Mar. 31	Renting of transport equipment
Kookmin Bank	Personal pension trusts and 10 other trusts[1]	—	Korea	Mar. 31	Trust

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees as it has power over relevant activities in case of default; is significantly exposed to variable returns by providing lines of credit or ABCP purchase commitments or due to acquisition of subordinated debt; and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.

The condensed financial information of major subsidiaries as of March 31, 2017 and December 31, 2016, and for the three-month periods ended March 31, 2017 and 2016, is as follows:

(In millions of Korean won)
	March 31, 2017
	Assets		Liabilities		Equity		Operating income (revenue)		Profit (loss) for the period[5]		Total comprehensive income for the period[5]
Kookmin Bank[1]	~~W~~	310,145,141	~~W~~	286,460,379	~~W~~	23,684,762	~~W~~	6,467,093	~~W~~	663,461	~~W~~	719,253
KB Securities Co., Ltd. [1,2]		33,689,660		29,458,673		4,230,987		1,855,301		63,780		46,631
KB Kookmin Card Co., Ltd.[1]		16,391,809		12,592,175		3,799,634		804,051		83,270		84,692
KB Life Insurance Co., Ltd.[1]		8,969,082		8,413,161		555,921		364,131		12,857		6,356
KB Asset Management Co., Ltd.[1]		129,816		13,676		116,140		28,975		12,033		11,964
KB Capital Co., Ltd.[1,2]		7,752,763		6,937,205		815,558		139,577		36,528		35,707
KB Savings Bank Co., Ltd.		1,084,499		904,737		179,762		16,488		3,272		3,074
KB Real Estate Trust Co., Ltd.		206,180		35,203		170,977		16,437		8,112		8,003
KB Investment Co., Ltd.[1]		306,681		165,173		141,508		12,338		(2,552)		(2,879)
KB Credit Information Co., Ltd.		27,571		7,644		19,927		8,324		(397)		(399)
KB Data System Co., Ltd.		31,621		17,148		14,473		21,305		111		91

(In millions of Korean won)
	December 31, 2016						March 31, 2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period[5]		Total comprehensive income for the period[5]
Kookmin Bank[1]	~~W~~	307,066,370	~~W~~	283,741,368	~~W~~	23,325,002	~~W~~	5,404,012	~~W~~	387,249	~~W~~	499,640
KB Securities Co., Ltd. [1,2,4]		32,382,795		28,198,439		4,184,356		318,212		15,951		15,220
KB Kookmin Card Co., Ltd.[1]		15,772,036		11,807,038		3,964,998		739,619		95,183		94,288
KB Life Insurance Co., Ltd.[1]		8,887,413		8,337,849		549,564		430,705		6,710		20,053
KB Asset Management Co., Ltd.[1]		170,781		16,605		154,176		30,204		14,001		12,971
KB Capital Co., Ltd.[2]		7,428,372		6,640,305		788,067		102,770		19,239		19,426
KB Savings Bank Co., Ltd.		1,078,130		895,921		182,209		15,242		2,007		1,868
KB Real Estate Trust Co., Ltd.		216,687		33,713		182,974		13,453		5,954		6,037
KB Investment Co., Ltd.[1]		315,878		168,491		147,387		10,018		1,914		2,915
KB Credit Information Co., Ltd.		27,973		7,647		20,326		8,903		(351)		(352)
KB Data System Co., Ltd.		27,037		12,655		14,382		15,067		(202)		(212)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.
[3]	Operating income (revenue), profit(loss) and total comprehensive income are the amount of the previous quarter.
[4]	Operating income (revenue), profit(loss) and total comprehensive income are the amount occurred from formerly known as KB Investment & Securities Co., Ltd.
[5]	Attributable to parent company

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided payment guarantees of ~~W~~1,635,084 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and 7 other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~339,873 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

The subsidiaries newly included in consolidation during the three-month period ended March 31, 2017, are as follows:

Company	Description
KB Microfinance Myanmer Co., Ltd.	Holds over than a majority of the ownership interests
KB KOLAO LEASING Co., Ltd.

Able Jungdong Co., Ltd. and 5 others	Holds the power in the case of default or providing lines of credit or ABCP purchase commitments or is exposed to variable returns due to acquisition of subordinated debt

KB Haeoreum private securities investment trust 70 (Bond)	Exposed to variable returns due to the power that determines the management performance over the trust and holding significant amounts of the ownership interests.

The subsidiaries excluded from consolidation during the year three-month period ended March 31, 2017, are as follows:

Company	Description
2014ABLEOPO 2ND Co., Ltd. and 7 others	Lost the right of variable returns due to the releasing debt

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of managing partners and limited partners

As of March 31, 2017 and December 31, 2016, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	March 31, 2017
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	96,569,559	~~W~~	23,406,648	~~W~~	605,790	~~W~~	32,989,964	~~W~~	4,324,307	~~W~~	157,896,268
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		1,954,586		74,776		—		17,241		—		2,046,603
Loans		748,385		2,989,733		24,500		21,915		212,375		3,996,908
Financial investments		6,121,240		7,867		306		3,795,048		20,362		9,944,823
Investment in associates		—		1,385		—		230,646		—		232,031
Other assets		13,246		11,002		17,263		302		38		41,851

	~~W~~	8,837,457	~~W~~	3,084,763	~~W~~	42,069	~~W~~	4,065,152	~~W~~	232,775	~~W~~	16,262,216

Liabilities
Deposits	~~W~~	542,940	~~W~~	758,468	~~W~~	—	~~W~~	37,891	~~W~~	4,670	~~W~~	1,343,969
Derivative financial liabilities		114		—		—		—		—		114
Other liabilities		16,990		—		—		—		—		16,990

	~~W~~	560,044	~~W~~	758,468	~~W~~	—	~~W~~	37,891	~~W~~	4,670	~~W~~	1,361,073

Maximum exposure to loss[1]
Holding assets	~~W~~	8,837,457	~~W~~	3,084,763	~~W~~	42,069	~~W~~	4,065,152	~~W~~	232,775	~~W~~	16,262,216
Purchase and investment commitments		659,568		—		—		1,193,806		—		1,853,374
Unused credit		2,738,684		—		—		85		38,986		2,777,755
Payment guarantee and loan commitments		278,200		1,611,766		—		—		—		1,889,966

	~~W~~	12,513,909	~~W~~	4,696,529	~~W~~	42,069	~~W~~	5,259,043	~~W~~	271,761	~~W~~	22,783,311

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

(In millions of Korean won)	December 31, 2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	95,829,740	~~W~~	22,529,407	~~W~~	588,267	~~W~~	33,606,036	~~W~~	4,723,822	~~W~~	157,277,272
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		677,658		75,477		—		25,253		—		778,388
Derivative financial assets		110		—		—		—		—		110
Loans		610,623		2,860,776		54,500		26,897		173,989		3,726,785
Financial investments		6,406,641		8,595		305		3,621,376		19,612		10,056,529
Investment in associates		—		728		—		227,203		—		227,931
Other assets		6,945		3,002		9,350		859		57		20,213

	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956

Liabilities
Deposits	~~W~~	528,041	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,278,367
Other liabilities		658		—		—		—		—		658

	~~W~~	528,699	~~W~~	703,049	~~W~~	—	~~W~~	40,382	~~W~~	6,895	~~W~~	1,279,025

Maximum exposure to loss[1]
Holding assets	~~W~~	7,701,977	~~W~~	2,948,578	~~W~~	64,155	~~W~~	3,901,588	~~W~~	193,658	~~W~~	14,809,956
Purchase and investment commitments		726,375		—		—		1,607,542		—		2,333,917
Unused credit		2,701,254		—		—		—		33,500		2,734,754
Payment guarantee and loan commitments		290,100		1,475,760		—		—		—		1,765,860

	~~W~~	11,419,706	~~W~~	4,424,338	~~W~~	64,155	~~W~~	5,509,130	~~W~~	227,158	~~W~~	21,644,487

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the financial statements of the Group.

41.	Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017		2016
Associates
KB Insurance Co., Ltd.	Interest income	~~W~~	12	~~W~~	14
	Interest expense		202		88
	Fee and commission income		8,994		2,608
	Fee and commission expense		1,021		—
	Gains on financial assets/liabilities at fair value through profit or loss		796		453
	Losses on financial assets/liabilities at fair value through profit or loss		18,717		8,740
	Other operating income		16,743		8,973
	Other operating expense		633		754
	General and administrative expenses		5,601		3,550
	Provision for credit loss		12		85
	Other non-operating income		51		22
	Other non-operating expense		—		1
Balhae Infrastructure Company	Fee and commission income		2,055		2,023
Korea Credit Bureau Co., Ltd.	Interest expense		24		18
	Fee and commission income		364		448
	Fee and commission expense		892		484
	General and administrative expenses		238		460
	Provision for credit loss		3		1
UAMCO., Ltd. [1]	Interest expense		—		1
	Fee and commission income		—		5
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		—		133
United PF 1st Recovery Private Equity Fund [1]	Interest expense		—		1
KB GwS Private Securities Investment Trust	Fee and commission income		210		214
Incheon Bridge Co., Ltd.	Interest income		2,424		2,280
	Interest expense		90		88
	Provision for credit loss		—		31
Jaeyang Industry Co., Ltd.	Reversal for credit loss		—		27
HIMS Co., Ltd.[1]	Interest income		—		9
	Provision for credit loss		—		385
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Fee and commission income		96		173
Aju Good Technology Venture Fund	Interest expense		4		—
KB Star Office Private Real Estate Investment Trust No.1	Interest income		91		92
	Interest expense		18		25
	Fee and commission income		107		108
RAND Bio Science Co., Ltd.	Interest expense		5		—
Inno Lending Co., Ltd	Other non-operating expense		17		—
KBIC Private Equity Fund No. 3	Interest expense		—		4
	Fee and commission income		38		69
SY Auto Capital Co., Ltd.	Interest income		242		91
	Interest expense		14		—

	Fee and commission income	9	10
	Fee and commission expense	773	—
	Other operating income	145	815
	Other operating expense	46	17
	Other non-operating income	47	250
Kyobo 7 Special Purpose Acquisition Co., Ltd.	Provision for credit losses	44	—
Food Factory Co., Ltd.	Provision for credit losses	28	—
KB Pre IPO Secondary Venture Fund 1st	Fee and commission income	1	—
KB Private Equity Fund III	Fee and commission income	137	—
Wise Asset Management Co., Ltd.8	Interest expense	2	—
KB No.5 Special Purpose Acquisition Company[1]	Interest income	—	17
	Interest expense	—	10
	Gains on financial assets/liabilities at fair value through profit or loss	—	46
KB No.6 Special Purpose Acquisition Company[1]	Interest income	—	13
	Interest expense	—	14
	Gains on financial assets/liabilities at fair value through profit or loss	—	196
KB No.7 Special Purpose Acquisition Company[1]	Interest income	—	9
	Interest expense	—	9
	Losses on financial assets/liabilities at fair value through profit or loss	—	51
KB No.8 Special Purpose Acquisition Company	Interest income	19	18
	Interest expense	10	9
	Losses on financial assets/liabilities at fair value through profit or loss	87	69
KB No.9 Special Purpose Acquisition Company	Interest income	19	18
	Interest expense	9	10
	Fee and commission income	—	473
	Losses on financial assets/liabilities at fair value through profit or loss	107	—
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,640
KB No.10 Special Purpose Acquisition Company	Interest income	9	—
	Interest expense	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	87	—
KB No.11 Special Purpose Acquisition Company	Interest income	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	23	—
Keystone-Hyundai Securities No. 1 Private Equity Fund	Fee and commission income	18	—
Other
Retirement pension	Interest expense	83	284
	Fee and commission income	202	177

[1]	Excluded from the Group’s related party as of March 31, 2017.

Details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		March 31, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.	Derivative financial assets	~~W~~	—	~~W~~	3,941
	Loans and receivables (Gross amount)		5,155		6,791
	Allowances for loan losses		7		9
	Other assets		26,910		23,341
	Derivative financial liabilities		7,737		13,545
	Deposits		6,318		9,883
	Debts		20,000		20,000
	Provisions		22		8
	Other liabilities		6,944		6,384
Balhae Infrastructure Company	Other assets		2,055		2,123
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		31		14
	Deposits		7,026		26,827
	Provisions		4		—
	Other liabilities		401		255
JSC Bank CenterCredit [2]	Cash and due from financial institutions		6		8
KB GwS Private Securities Investment Trust	Other assets		851		673
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		205,656		209,105
	Allowances for loan losses		331		331
	Other assets		768		821
	Deposits		39,656		38,556
	Provisions		3		3
	Other liabilities		243		166
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Other assets		96		98
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		303		303
	Allowances for loan losses		6		6
	Other assets		7		7

Aju Good Technology Venture Fund	Deposits	2,825	1,201
	Other liabilities	1	1
Ejade Co., Ltd.	Deposits	2	2
Jungdong Steel Co., Ltd.	Deposits	3	3
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	241	136
	Deposits	6,731	6,682
	Other liabilities	41	50
RAND Bio Science Co., Ltd.	Deposits	1,968	2,356
	Loans and receivables (Gross amount)	1	1
	Other liabilities	12	12
Inno Lending Co., Ltd	Deposits	1,726	1,902
isMedia Co., Ltd [1]	Provisions	—	4
KBIC Private Equity Fund No. 3 [1]	Other assets	—	64
	Deposits	—	700
	Other liabilities	—	1
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	30,050	30,049
	Allowances for loan losses	32	32
	Other assets	99	108
	Deposits	10,530	3,997
	Provisions	29	29
	Other liabilities	335	70
Kyobo 7 Special Purpose Acquisition Co., Ltd.	Loans and receivables (Gross amount)	746	—
	Deposits	2,500	—
Food Factory Co., Ltd.	Loans and receivables (Gross amount)	472	—
KB Pre IPO Secondary Venture Fund 1st	Other assets	1,670	—
Builton Co., Ltd.	Loans and receivables (Gross amount)	1	—
	Deposits	581	—
Wise Asset Management Co., Ltd.	Deposits	466	—
	Other liabilities	1	—
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,207	2,235
	Loans and receivables (Gross amount)	2,239	2,490
	Deposits	2,323	2,342
	Other liabilities	12	3
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,334	2,441
	Loans and receivables (Gross amount)	2,299	2,584
	Deposits	2,375	2,399
	Other liabilities	15	6
KB No.10 Special Purpose Acquisition Company	Derivative financial assets	1,611	1,698
	Loans and receivables (Gross amount)	1,320	1,495
	Deposits	1,733	1,754
	Other liabilities	13	8

KB No.11 Special Purpose Acquisition Company	Derivative financial assets	112	135
	Loans and receivables (Gross amount)	680	790
Key management	Loans and receivables (Gross amount)	1,545	1,982
	Other assets	2	2
	Deposits	11,842	8,217
	Insurance contract liabilities	566	413
	Other liabilities	122	139
Other
Retirement pension	Other assets	131	304
	Deposits	—	1,464
	Other liabilities	113	16,497

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of March 31, 2017.
[2]	Reclassified to assets held for sale during the three month periods ended March 31, 2017.

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	6,791	~~W~~	—	~~W~~	(1,636)	~~W~~	—	~~W~~	5,155
Korea Credit Bureau Co., Ltd.		14		17		—		—		31
Incheon Bridge Co., Ltd.		209,105		8		(3,457)		—		205,656
Jaeyang Industry Co., Ltd.		303		—		—		—		303
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
RAND Bio Science Co., Ltd.		1		—		—		—		1
SY Auto Capital Co., Ltd.		30,049		1		—		—		30,050
Kyobo 7 Special Purpose Acquisition Co., Ltd.		—		790		—		—		790
Food Factory Co., Ltd.		—		500		—		—		500
Builton Co., Ltd.		—		1		—		—		1
KB No.8 Special Purpose Acquisition Company		2,490		—		—		—		2,490
KB No.9 Special Purpose Acquisition Company		2,584		—		—		—		2,584
KB No.10 Special Purpose Acquisition Company		1,495		—		—		—		1,495
KB No.11 Special Purpose Acquisition Company		790		—		—		—		790

(In millions of Korean won)	2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	5,013	~~W~~	—	~~W~~	(182)	~~W~~	—	~~W~~	4,831
Korea Credit Bureau Co., Ltd.		19		12		—		—		31
UAMCO., Ltd. [2]		5		—		—		—		5
Incheon Bridge Co., Ltd.		231,674		—		(13,826)		—		217,848
Jaeyang Industry Co., Ltd.		—		—		—		1,499		1,499
HIMS Co., Ltd. [2]		—		3,500		—		—		3,500
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		34		20,000		(1)		—		20,033
KB No.5 Special Purpose Acquisition Company[2]		4,065		1,885		—		—		5,950
KB No.6 Special Purpose Acquisition Company[2]		3,420		1,710		—		—		5,130
KB No.7 Special Purpose Acquisition Company[2]		1,250		1,250		—		—		2,500
KB No.8 Special Purpose Acquisition Company		2,490		1,995		—		—		4,485
KB No.9 Special Purpose Acquisition Company		2,584		2,092		—		—		4,676

[1]	Transactions and balances arising from operating activities between related parties; such as, payments, are excluded.
[2]	Excluded from the Group’s related party as of March 31, 2017.

Unused commitments to related parties as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		March 31, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.	Commitments of derivative financial instruments	~~W~~	165,651	~~W~~	251,833
	Unused commitments of credit card		55,245		20,859
Balhae Infrastructure Company	Purchase of security investment		13,371		13,371
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		2,099		116
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
Aju Good Technology Venture Fund	Purchase of security investment		16,269		18,000
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		50,000		50,000
	Unused commitments of credit card		81		89
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund No. 2	Purchase of security investment		12,550		12,550
SY Auto Capital Co., Ltd.	Loan commitments in Korean won		10,000		10,000
	Unused commitments of credit card		100		101
isMedia Co., Ltd [1]	Loan commitments in Korean won		—		1,260
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		10		—
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
KB No.10 Special Purpose Acquisition Company	Unused commitments of credit card		5		4
RAND Bio Science Co., Ltd.	Unused commitments of credit card		24		24
Builton Co., Ltd.	Unused commitments of credit card		4		—
Key management	Loan commitments in Korean won		1,048		898

[1]	The amounts are not disclosed as these are excluded from the Group’s related party as of March 31, 2017.

Compensation to key management for the three-month periods ended March 31, 2017 and 2016, consists of:

(In millions of Korean won)
	2017
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	619	~~W~~	15	~~W~~	394	~~W~~	1,028
Registered directors (non-executive)		189		—		—		189
Non-registered directors		2,100		75		2,928		5,103

	~~W~~	2,908	~~W~~	90	~~W~~	3,322	~~W~~	6,320

(In millions of Korean won)
	2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	604	~~W~~	16	~~W~~	(13)	~~W~~	607
Registered directors (non-executive)		205		—		—		205
Non-registered directors		1,320		52		697		2,069

	~~W~~	2,129	~~W~~	68	~~W~~	684	~~W~~	2,881

Details of assets pledged as collateral to related parties as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		March 31, 2017				December 31, 2016
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Associates
KB Insurance Co., Ltd.	Land and buildings	~~W~~	217,369	~~W~~	26,000	~~W~~	217,369	~~W~~	26,000
	Investment securities		50,000		50,000		50,000		50,000

Collateral received from related parties as of March 31, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)		March 31, 2017		December 31, 2016
Associates
KB Insurance Co., Ltd.	Investment securities	~~W~~	50,000	~~W~~	50,000
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment		65,000		65,000
KB Star Office Private Real Estate Investment Trust No.1	Real estate		13,000		13,000
Key management	Time deposits and others		208		251
	Real estate		2,411		2,759

As of March 31, 2017, Incheon Bridge Co., Ltd., a related party, provided fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate that consists of the Group and four other institutions, and provided subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders that consist of the Group and two other institutions.

42. Event after the Reporting Period

On April 14, 2017, the board of directors of the Group resolved to conduct tender offers and a comprehensive stock swap to acquire all of the outstanding shares of KB Insurance Co., Ltd. (“KB Insurance”) and KB Capital Co., Ltd. (“KB Capital”) in order to increase its equity interest in KB Capital and KB Insurance to 100% and to convert such entities to wholly owned subsidiaries, through tender offers scheduled to expire in May 2017 and comprehensive stock swaps scheduled to be completed in July 2017.

4.	Other Financial Matters

A.	Contingent Liabilities

(1)	Details of payment guarantees as of March 31, 2017 and December 31, 2016 are as follows:

	(Unit: KRW millions)
Title of Account	Type	March 31, 2017	December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in KRW	KB purchase loan guarantees	335,444	329,051
	Other guarantees in local currency	583,443	858,951

	Subtotal	918,887	1,188,002

Confirmed payment guarantees in foreign currencies	Letters of credit acceptance	217,478	234,125
	Letters of guarantees	61,292	64,189
	Bidding guarantees	43,061	64,242
	Performance guarantees	654,707	703,076
	Refund guarantees	1,432,507	1,689,343
	Other confirmed foreign currency guarantees	1,530,368	1,593,770

	Subtotal	3,939,413	4,348,745

Financial guarantees	Guarantees of bonds issued	31,000	31,000
	Guarantees for loan security payment	37,599	25,994
	Local debt guarantees	261,796	272,255
	International finance related foreign currency guarantees	48,912	52,961
	Other financial guarantee	271,613	334

	Subtotal	650,920	382,544

Total Confirmed Payment Guarantees		5,509,220	5,919,291
Unconfirmed acceptances and guarantees
Unconfirmed guarantees	Guarantees of letter of credit	1,786,767	2,068,105
	Refund guarantees	138,591	217,272
Total unconfirmed acceptances and guarantees		1,925,358	2,285,377

Total		7,434,578	8,204,668

(2)	Details of commitments as of March 31, 2017 and December 31, 2016 are as follows:

	(Unit: KRW millions)
Type	March 31, 2017	December 31, 2016
Commitments
Corporate loan commitments	32,286,101	35,723,627
Consumer loan commitments	16,093,469	15,789,809
Credit line on credit cards	45,994,303	43,937,899
Other agreements to purchase securities, etc.	1,994,589	1,554,221

Subtotal	96,368,462	97,005,556

Financial guarantees
Credit line	3,451,266	3,334,648
Agreements to purchase securities	278,200	1,029,100

Subtotal	3,729,466	4,363,748

Total	100,097,928	101,369,304

(3)	Other Relevant Matters

1)	The Company had filed 146 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW486,666 million, and faced 300 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of KRW279,085 million, which were still pending as of March 31, 2017.

2)	The face value of the securities which Kookmin Bank had sold to general customers through bank tellers as of March 31, 2017 and December 31, 2016 was KRW 2,020 million and KRW 5,731 million, respectively.

3)	While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, KB Kookmin Card received a notification from the FSC that KB Kookmin Card was subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Company faced 119 legal claims filed as defendant, with an aggregate claim amount of KRW10,399 million and recognized KRW10,261 million in provisions were for these pending lawsuits as of March 31, 2017. Additional lawsuits may be filed against the Company. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

B.	Additional Information

1)	Additional Information on Consolidated Financial Statements

Refer to “Note 2. Critical Accounting Estimates and Assumptions” and “Note 3. Significant Accounting Policies” of “3. Notes to Consolidated Financial Statements” above.

2)	Additional Information on Financial Statements

Please refer to Note 2. Critical Accounting Estimates and Assumptions” and “Note 3. Significant Accounting Policies” of “5. Notes to Financial Statements” above.

C.	Allowance for Credit Losses

(1)	Consolidated Financial Statements

1)	Allowance for Credit Losses by Account

	(Unit: KRW millions)
Period	Item	Total Bonds Issued	Provision for Credit Losses	Ratio
1Q 2017	Loans in local currency	231,639,236	1,664,054	0.72%
	Other loans	38,227,089	687,090	1.80%

	Total	269,866,325	2,351,144	0.87%

2016	Loans in local currency	231,309,573	1,608,732	0.70%
	Other loans	36,454,317	669,024	1.84%

	Total	267,763,890	2,277,756	0.85%

2015	Loans in local currency	212,794,172	1,713,944	0.81%
	Other loans	34,793,252	868,110	2.50%

	Total	247,587,424	2,582,054	1.04%

2)	Changes in Allowance for Credit Losses

	(Unit: KRW millions)
Item	2017 (Q1)	2016	2015
Opening balance	2,277,756	2,582,054	2,452,052
Write-offs	(257,893)	(1,399,315)	(1,418,960)
Recoveries	110,655	515,404	493,246
Sales	(25,683)	(78,197)	(50,209)
Provisions	265,892	578,799	1,099,706
Business combination	—	136,370	—
Other changes	(19,583)	(57,359)	6,219
Closing balance	2,351,144	2,277,756	2,582,054

3)	Provisioning Policy for Loan Losses

Allowances for loan losses for loans that are measured by amortized costs are measured by the difference between the relevant loan’s book value and its present value of expected future cash flows discounted at the loan’s initial effective interest rate (excluding future impairment yet to occur). The Company individually examines, as a priority, whether there exists objective evidence of impairment on individually significant financial assets (individual assessment of allowances for loan losses).

Financial assets that are not individually significant are assessed on an individual or collective basis. If no objective evidence of impairment exists after individual assessment, those financial assets are grouped with other financial assets with similar credit risk characteristics and are collectively assessed for impairment (collective assessment of allowances for loan losses).

①	Individual assessment of allowances for loan losses

Individual assessment of allowances for loan losses is based on management’s best estimate of the present value of cash flows expected to be collected from the relevant loan. When estimating such cash flows, the Company takes into account all available information, including the financial condition of the borrowers, such as their operating cash flow, and the net realized value of the collateral if a loan is collateral dependent.

②	Collective assessment of allowances for loan loss

Collective assessment of allowances for loan losses uses an estimation model based on historical loss experience in order to measure the incurred loss inherent in the portfolio. The collective assessment model considers various factors such as collateral, type of product and borrower, credit rating, period over which the impairment revealed and collection period to apply the probability of default (PD) rate for such loans and the loss given default (LGD) rate by collection type. In addition, a uniform set of assumptions are applied in order to determine input variables based on past experience and the current situation and to model measurement of inherent impairment. The methodology and assumptions of this model are periodically reviewed in order to minimize differences between the estimated allowances for loan losses and actual losses

(2)	Separate Financial Statements

1)	Allowance for Credit Losses by Account

	(Unit: KRW millions)
Period	Item	Total Bonds Issued	Provision for Credit Losses	Ratio
1Q 2017	Loans in local currency	—	—	0.00%
2016	Loans in local currency	29,415	—	0.00%
2015	Loans in local currency	—	—	0.00%

2)	Changes in Allowance for Credit Losses

•	Not applicable

3)	Provisioning Policy for Credit Losses

•	Please refer to “(1) Consolidated Financial Statements — 3) Provisioning Policy for Loan Losses” above.

D.	Fair Value Evaluation

(1)	Method of Fair Value Evaluation of Financial Instruments for Companies that Adopted K-IFRS during Public Disclosure Period

•	Please refer to “Note 6. Financial Assets and Financial Liabilities” of “3. Notes to Consolidated Financial Statements” above.

(2)	Method of Fair Value Evaluation of Tangible Assets for Companies that Adopted K-IFRS during Public Disclosure

•	Not applicable

E.	Issuance of Debt Securities

[KB Financial Group]

(1)	Debt Securities

(As of March 31, 2017)
Company Name	Type	Issue Year	Total Number
KB Financial Group	Commercial paper	2017	2
	Corporate bond	2013	3
		2014	3
		2015	12
		2016	15
		2017	4

(2)	Bond Management

(As of March 31, 2017)
Type	Issue Year	Total Number
Non-guaranteed public offering bond	2013	2
	2014	2
	2015	12
	2016	15
	2017	4

(3)	Outstanding Balance of Debt Securities by Maturity Date

1)	Outstanding Balance of Commercial Paper

•	Consolidated

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	40,000	389,500	1,121,900	590,000	230,000	—	—	—	2,371,400

	Total	40,000	389,500	1,121,900	590,000	230,000	—	—	—	2,371,400

1.	KRW 976,600 million (10 days or less: KRW 40,000 million/ more than 10 days ~ 30 days or less: KRW 134,500 million / more than 30 days ~ 90 days or less: KRW 802,100 million) of the listed amount is from asset backed commercial paper issued by the consolidated subsidiaries of Kookmin Bank, including KY No.1 Ltd., KL Food No. 1 Ltd., KL No.1 Ltd., KL No.3 Ltd., KL International No.1 Ltd, KH No. 2 Ltd., KH No.3 Ltd., KH No. 4 Ltd., KB Hub No. 1 Ltd., KB Ino No.1 Ltd., KBY No.1 Ltd., KBM No. 1 Ltd., KBH No.1 Ltd., KBH No.2 Ltd., KBH 3rd Inc., KBC No. 1 Ltd., Leecheon Albatros Inc., HLD No. 3 Ltd., Silver Investment No. 2 Co., Ltd., Live For Rental 1st Ltd. and KDL No. 1 Ltd, Please refer to “Note21. Borrowings” in “3. Notes to the Consolidated Financial Statements.”

•	Separate

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—

2)	Outstanding Balance of Asset-backed Short-term Bonds

•	Consolidated

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	120,000	10,000	—	—	—	130,000	1,400,000	1,270,000
	Private	294,200	561,900	373,900	—	—	1,230,000	2,309,800	1,079,800

	Total	414,200	571,900	373,900	—	—	1,360,000	3,709,800	2,349,800

1.	The issue limit of KB Kookmin Card’s asset-backed short-term bonds (KRW1,200,000 million) is calculated by total limit, regardless of the issuing method (public or private). However, for the purpose of this table, the asset-backed short-term bonds were assumed to be public offering bonds in calculating the remaining limit.
2.	The issue limit of KB Investment & Securities’ asset-backed short-term bonds (KRW 2,309,800 million) is calculated by total limit, regardless of the issuing method (public or private). However, for the purpose of this table, the asset-backed short-term bonds were assumed to be private offering bonds in calculating the limit of the remaining limit.

•	Separate

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

3)	Outstanding Balance of Corporate Bonds

•	Consolidated

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	8,271,163	8,043,784	5,628,050	4,966,100	2,025,000	3,470,000	20,000	32,424,097
	Private	559,167	—	—	—	—	—	—	559,167

	Total	8,830,330	8,043,784	5,628,050	4,966,100	2,025,000	3,470,000	20,000	32,983,264

•	Separate

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	0	770,000	940,000	520,000	730,000	780,000	—	3,740,000
	Private	—	—	—	—	—	—	—	—

	Total	0	770,000	940,000	520,000	730,000	780,000	—	3,740,000

4)	Outstanding Balance of Hybrid Securities

•	Consolidated

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	250,000	—	250,000

	Total	—	—	—	—	—	250,000	—	250,000

•	Separate

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Outstanding Balance of Contingent Convertible Securities

•	Consolidated

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

•	Separate

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[KB Kookmin Bank]

(1)	Debt Securities

(As of March 31, 2017)

Company Name	Type	Issue Year	Total Number
Kookmin Bank	Corporate bond	2017	13
KH No. 2 Ltd.	Commercial paper	2017	1
KBY No.1 Ltd.	Commercial paper	2017	1
KBC No. 1 Ltd.	Commercial paper	2017	2
KL International No.1 Ltd	Commercial paper	2017	1
KH No. 4 Ltd.	Commercial paper	2017	1
Silver Investment No. 2 Co., Ltd.	Commercial paper	2017	1
KB Ino No.1 Ltd.	Commercial paper	2017	1
KBH No.1 Ltd.	Commercial paper	2017	1
KBH No.2 Ltd.	Commercial paper	2017	1
KL No.3 Ltd.	Commercial paper	2017	1
KL Food No. 1 Ltd.	Commercial paper	2017	1
Live For Rental 1st Ltd.	Commercial paper	2017	1
KL No.1 Ltd.	Commercial paper	2017	1
KY No.1 Ltd.	Commercial paper	2017	1
KH No.3 Ltd.	Commercial paper	2017	1
HLD No. 3 Ltd.	Commercial paper	2017	1
KB Hub No. 1 Ltd.	Commercial paper	2017	1
KDL No. 1 Ltd.	Commercial paper	2017	1
Leecheon Albatros Inc.	Commercial paper	2017	1
KBM No. 1 Ltd.	Commercial paper	2017	1
KBH 3rd Inc.	Commercial paper	2017	1

(2)	Outstanding Balance of Debt Securities by Maturity Date

(A)	Outstanding Balance of Commercial Paper

(As of March 31, 2017)									(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	40,000	134,500	802,100	—	—	—	—	—	976,600

	Total	40,000	134,500	802,100	—	—	—	—	—	976,600

1.	The listed amount is from securitized commercial papers of the consolidated subsidiaries of Kookmin Bank, such as KY No.1 Ltd., KL Food No. 1 Ltd., KL No.1 Ltd., KL No.3 Ltd., KL International No.1 Ltd, KH No. 2 Ltd., KH No.3 Ltd., KH No. 4 Ltd., KB Hub No. 1 Ltd., KB Ino No.1 Ltd., KBY No.1 Ltd., KBM No. 1 Ltd., KBH No.1 Ltd., KBH No.2 Ltd., KBH 3rd Inc., KBC No. 1 Ltd., Leecheon Albatros Inc., HLD No. 3 Ltd., Silver Investment No. 2 Co., Ltd., Live For Rental 1st Ltd. and KDL No. 1 Ltd. Please refer to “Note 21. Borrowings” in “3. Notes to Consolidated Financial Statements.”

(B)	Outstanding Balance of Asset-backed Short-term Bonds

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit	Less than 10 Days
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—

(C)	Outstanding Balance of Corporate Bonds

(As of March 31, 2017)						(Unit: KRW millions)
Remaining Maturity	Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total

1.	With respect to bonds denominated in foreign currencies, the basic exchange rate as of the record date will apply.

(D)	Outstanding Balance of Hybrid Securities

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

(E)	Outstanding Balance of Contingent Convertible Securities

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[KB Securities]

(As of March 31, 2017)

Company Name	Type	Issue Year	Total Number
KB Securities	Asset-backed short-term bond	2017	390
Able Ocean	Asset-backed short-term bond	2017	1
Able DCM 2nd	Asset-backed short-term bond	2017	1
MS Sejong 4th	Asset-backed short-term bond	2017	1
AbleDFI Series1	Commercial paper	2017	1
Able Land 1st	Asset-backed short-term bond	2017	1
Namyangju Hwado 1st	Asset-backed short-term bond	2017	1
Able DCM White	Asset-backed short-term bond	2017	1
R1 1st	Asset-backed short-term bond	2017	1
Able E & D No.2	Asset-backed short-term bond	2017	1
AA03 2ND	Asset-backed short-term bond	2017	1
LSM 1st	Asset-backed short-term bond	2017	1
HWS Co., Ltd.	Asset-backed short-term bond	2017	1
AnnexAble	Asset-backed short-term bond	2017	3
Able Haewondae First	Asset-backed short-term bond	2017	1
Double JSY	Asset-backed short-term bond	2017	1
CD2 2nd	Asset-backed short-term bond	2017	1
Able Rich 1st	Asset-backed short-term bond	2017	1
Able LKP	Asset-backed short-term bond	2017	1
Able Sosa 1st	Asset-backed short-term bond	2017	1
Able Sosa 2nd	Asset-backed short-term bond	2017	1
ABLE NS	Asset-backed short-term bond	2017	1
Ablehana	Asset-backed short-term bond	2017	1
SM Sejong 1st	Asset-backed short-term bond	2017	1
SMART Dongtan 2nd	Asset-backed short-term bond	2017	1
IVY UPC 2nd	Asset-backed short-term bond	2017	1
Able Mow 1st	Asset-backed short-term bond	2017	1
Able Yongjuk 1st	Asset-backed short-term bond	2017	1
Able Hosoo 1st	Asset-backed short-term bond	2017	1
Able Songdo 1st	Asset-backed short-term bond	2017	1
KB Park 1st	Asset-backed short-term bond	2017	1
Able Sosa 3rd	Asset-backed short-term bond	2017	1
ABLE DCM Green	Asset-backed short-term bond	2017	1
NEW NC 9th Limited Company	Asset-backed short-term bond	2017	1
SDW2	Asset-backed short-term bond	2017	1
Growth Investment 1st	Asset-backed short-term bond	2017	2
ABLE Jungdong Co.,Ltd.	Asset-backed short-term bond	2017	1
Start3 The First Co., Ltd.	Asset-backed short-term bond	2017	1

B.	Outstanding Balance of Debt Securities by Maturity Date

1)	Outstanding Balance of Commercial Paper (Consolidated)

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	50,000	69,800	—	—	—	—	—	119,800

	Total	—	50,000	69,800	—	—	—	—	—	119,800

2)	Outstanding Balance of Asset-backed Short-term Bonds (Consolidated)

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	294,200	561,900	373,900	—	—	1,230,000	2,309,800	1,079,800

	Total	294,200	561,900	373,900	—	—	1,230,000	2,309,800	1,079,800

3)	Outstanding Balance of Corporate Bonds (Consolidated)

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	—	250,000	250,000	—	—	—	—	500,000
	Private	34,600	—	—	—	—	—	—	34,600

	Total	34,600	250,000	250,000	—	—	—	—	534,600

4)	Outstanding Balance of Hybrid Securities

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Outstanding Balance of Contingent Convertible Securities

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

[KB Kookmin Card ]

(1)	Debt Securities

(As of March 31, 2017)
Company Name	Type	Issue Year	Total Number
KB Kookmin Card	Corporate bond	2017	24
	Commercial paper	2017	5
	Asset-backed short-term bond	2017	60

(2)	Outstanding Balance of Debt Securities by Maturity Date

1)	Outstanding Balance of Commercial Paper

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	160,000	170,000	500,000	230,000	—	—	—	1,060,000

	Total	—	160,000	170,000	500,000	230,000	—	—	—	1,060,000

1.	The standard applied to outstanding balances of commercial paper is the same in consolidated and separate financial statements.

2)	Outstanding Balance of Asset-backed Short-term Bonds

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Remaining Limit
Outstanding Balance	Public	120,000	—	—	—	—	120,000	—	—
	Private	—	—	—	—	—	—	—	—

	Total	120,000	—	—	—	—	120,000	1,200,000	1,080,000

1.	The issue limit of asset-backed short-term bonds is calculated by total limit, regardless of the issuing method (public or private).
2.	The standard applied to outstanding balances of asset-backed short-term bonds is the same in consolidated and separate financial statements.

3)	Outstanding Balance of Corporate Bonds

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	2,435,000	1,986,000	1,630,000	1,220,000	925,000	460,000	—	8,656,000
	Private	334,830	—	—	—	—	—	—	334,830

	Total	2,769,830	1,986,000	1,630,000	1,220,000	925,000	460,000	—	8,990,830

4)	Outstanding Balance of Hybrid Securities

(As of March 31, 2017)							(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

5)	Outstanding Balance of Contingent Convertible Securities

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

[KB Capital]

(1)	Debt Securities

(As of March 31, 2017)

Company Name	Type	Issue Year	Total Number
KB Capital	Commercial paper	2017	4
	Corporate bond	2017	21
	Electronic short-term bond	2017	2

(2)	Outstanding Balance of Debt Securities by Maturity Date

1)	Outstanding Balance of Commercial Paper

(As of March 31, 2017)									(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	1 ~ 2 Years	2 ~ 3 Years	More than 3 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	45,000	80,000	90,000	—	—	—	—	215,000

	Total	—	45,000	80,000	90,000	—	—	—	—	215,000

2)	Outstanding Balance of Electronic Short-term Bonds

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 ~ 30 Days	30 ~ 90 Days	90 ~ 180 Days	180 Days ~ 1 Year	Total	Issue Limit	Total
Outstanding Balance	Public	—	10,000	—	—	—	10,000	200,000	190,000
	Private	—	—	—	—	—	—	—	—

	Total	—	10,000	—	—	—	10,000	200,000	190,000

3)	Outstanding Balance of Corporate Bonds

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	More than 10 Years	Total
Outstanding Balance	Public	1,785,000	1,890,000	1,450,000	610,000	370,000	40,000	—	6,145,000
	Private	—	—	—	—	—	—	—	—

	Total	1,785,000	1,890,000	1,450,000	610,000	370,000	40,000	—	6,145,000

4)	Outstanding Balance of Hybrid Securities

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 5 Years	5 ~ 10 Years	10 ~ 15 Years	15 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	250,000	—	250,000

	Total	—	—	—	—	—	250,000	—	250,000

5)	Outstanding Balance of Contingent Convertible Bonds

(As of March 31, 2017)									(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 ~ 2 Years	2 ~ 3 Years	3 ~ 4 Years	4 ~ 5 Years	5 ~ 10 Years	10 ~ 20 Years	20 ~ 30 Years	More than 30 Years	Total
Outstanding Balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

IV.	AUDIT OPINION OF THE AUDITOR

1.	Name of the Auditor and Audit Opinion

A.	Name of the Auditor and Audit Opinion

(1)	Name of Auditor and Audit Opinion on Consolidated Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
1Q 2017	Samil Pricewaterhouse Coopers Accounting Corp.	See note 1	Not applicable
2016	Samil Pricewaterhouse Coopers Accounting Corp.	Unqualified	Not applicable
2015	Samil Pricewaterhouse Coopers Accounting Corp.	Unqualified	Not applicable

1.	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS “Interim Financial Reporting.”

(2)	Name of Auditor and Audit Opinion on Separate Financial Statements

Term	Auditor	Audit Opinion	Summary of Issues
1Q 2017	Samil Pricewaterhouse Coopers Accounting Corp.	See note 1	Not applicable
2016	Samil Pricewaterhouse Coopers Accounting Corp.	Unqualified	Not applicable
2015	Samil Pricewaterhouse Coopers Accounting Corp.	Unqualified	Not applicable

1.	No matters were discovered which were not fairly presented from the point of view of materiality pursuant to K-IFRS “Interim Financial Reporting.”

B.	Engagement for Audit Services

		(Unit: KRW millions)
Term	Auditor	Description	Fee[1]	Accrued Time (hours)
1Q 2017	Samil Pricewaterhouse Coopers Accounting Corp.	Quarterly, semi-annual, annual separate/consolidated financial statement review and auditor, internal accounting control system review (including financial report internal control auditor)	856	1,620

Term	Auditor	Description	Fee[1]	Accrued Time (hours)
2016	Samil Pricewaterhouse Coopers Accounting Corp.	Quarterly, semi-annual, annual separate/consolidated financial statement review and auditor, internal accounting control system review (including financial report internal control auditor)	760	10,505
2015	Samil Pricewaterhouse Coopers Accounting Corp.	Quarterly, semi-annual, annual separate/consolidated financial statement review and auditor, internal accounting control system review (including financial report internal control auditor)	760	9,947

1.	Excluding value-added taxes

C.	Engagement for Public Company Accounting Oversight Board (“PCAOB”) Audit Services

	(Unit: KRW millions)
Term	Date of Execution of Agreement	Description of Service	Service Term	Fee[1]
1Q 2017	April 11, 2017	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 – April 30, 2018	540
2016	April 15, 2016	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 – April 30, 2017	459
2015	March 26, 2015	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 – April 30, 2016	459

1.	Excluding value-added taxes

D.	Engagement for Non-Audit Services with Auditor

(Unit: KRW millions)
Term	Date of Execution of Agreement	Description of Service	Service Term	Fee
1Q 2017	—	—	—	—
2016	—	—	—	—
2015	—	—	—	—

2.	Change in the Auditor

A.	Change in Auditor and Cause

•	Not applicable

B.	Change in Auditor or Appointment of New Auditor of Consolidated Subsidiary and Cause

•	Not applicable

3.	Matters Relating to Internal Control

A.	Issues Raised or Improvement Suggestions Made by Person Responsible for Internal Control Over Financial Reporting and Follow-Up Measures Taken

•	Not applicable

B.	Opinion or Material Weaknesses Expressed by the Auditor on Internal Control Over Financial Reporting and Follow-Up Measures to be Taken

•	Not applicable

C.	Evaluation of Internal Control Over Financial Reporting

•	Not applicable

V.	MATTERS RELATING TO THE CORPORATE GOVERNANCE OF THE COMPANY

1.	Matters Relating to the Board of Directors

A.	Overview of the Composition of the Board of Directors

As of May 15, 2017, the board of directors the Company consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees serve under the board of directors of the Company: the Audit Committee, the Corporate Governance Committee, the Risk Management Committee, the Evaluation & Compensation Committee, the Non-executive Director Nominating Committee and the Audit Committee Member Nominating Committee.

B.	Major Resolutions

[Period: January 1, 2017 – March 23, 2017]

Round	Date of Meeting	Agenda	Name of Outside Director
			Young Hwi Choi (100%)	Suk Ryul Yoo (50%)	Michael Byungnam Lee (100%)	Jae Ha Park (100%)	Eunice Kyonghee Kim (100%)	Jong Soo Han (100%)
Approval
1	February 9, 2017	Dividend for 2016 (proposed)	Yes	—	Yes	Yes	Yes	Yes
		Approval for financial statement and business report for 2016 (proposed)	Yes	—	Yes	Yes	Yes	Yes
		Corporate bonds issuance for 2017 (proposed)	Yes	—	Yes	Yes	Yes	Yes
		Amendment to articles of incorporation (proposed)	Yes	—	Yes	Yes	Yes	Yes
2	February 24, 2017	Limit of director’s remuneration to be submitted to the shareholders’ meeting (proposed)	Yes	Yes	Yes	Yes	Yes	Yes
		Amendment to regulation relating to officer bonus management (proposed)	Yes	Yes	Yes	Yes	Yes	Yes
		Nominating director candidate who is not outside director (proposed)	Yes	Yes	Yes	Yes	Yes	Yes
		Acknowledgement of qualifications of candidates for the Audit Committee members (proposed)	Yes	Yes	Yes	Yes	Yes	Yes
		Convocation of the 9th annual general meeting of shareholders (proposed)	Yes	Yes	Yes	Yes	Yes	Yes

[Period: March 24, 2017 – May 15, 2017]

Round	Date of Meeting	Agenda	Name of Outside Director
			Young Hwi Choi (100%)	Stuart B. Solomon (100%)	Suk Ryul Yoo* (75%)	Michael Byungnam Lee (100%)	Jae Ha Park (100%)	Eunice Kyonghee Kim (100%)	Jong Soo Han (100%)
Approval
3	March 24, 2017	Appointment of the chairman of the board of directors (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Amendment to the regulation relating to the composition of the Evaluation & Compensation Committee (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Appointment of committee members serving under the board of directors (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
		Approval for transaction with Kookmin Bank (proposed)	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4	April 14, 2017	Acquisition of equity of KB Insurance (proposed) and five others matters	Yes	Yes	Yes	Yes	Yes	Yes	Yes
5	April 20, 2017	Report on managerial performance for 1Q 2017 and one other matters	Yes	Yes	Yes	Yes	Yes	Yes	Yes
6	May 12, 2017	Proposed issuance of corporate bonds and one other matters	Yes	Yes	Yes	Yes	Yes	Yes	Yes

*	The attendance rate for the board of directors after January 1, 2017.

C.	Committees within the Board of Directors

(As of May 15, 2017)
Committee	Composition	Directors	Purpose and Authority	Remarks
Risk Management Committee	Three outside directors, one non-standing director	Jae Ha Park, Young Hwi Choi, Suk Ryul Yoo, Hong Lee	- Establish basic risk management policy in line with management strategy. - Determine the level of manageable risk. - Approve the optimal investment limit or loss allowance each subsidiary. - Review allocation of capital for each subsidiary.	—

Committee	Composition	Directors	Purpose and Authority	Remarks
Evaluation & Compensation Committee	Four outside directors	Michael Byungnam Lee, Eunice Kyonghee Kim, Stuart B. Solomon, Jong Soo Han

-   Establish and frame the compensation principles of the company and subsidiary.

-   Design and operate monitoring of compensation system of the company and subsidiary.

-   Determine the compensation for the management and financial investment managers of the company and determine the payment method.

-   Design and operate the compensation system for the management and the person in charge of financial investment and assess the adequacy of its design and operation.

-   Establish decision-making procedures for the compensation policy of the management and financial investment managers.

-   Establish performance measurement and compensation system for standing directors.

-   Evaluate management performance and determine compensation for standing directors.

—
Outside Director Nominating Committee	Three outside directors, one standing director	Suk Ryul Yoo, Young Hwi Choi, Michael Byungnam Lee, Jong Kyoo Yoon	- Recommend outside director candidates to be appointed at the general meeting of shareholders. - Continuously manage and verify candidates pool of outside directors.	—
Corporate Governance Committee	Three outside directors, one standing director, one non-standing director	Jong Kyoo Yoon, Young Hwi Choi, Eunice Kyonghee Kim, Jae Ha Park, Hong Lee	- Establish and change the management succession plan for the chairman. - Establish and change the management succession plan for affiliated company’s representative directors.	—
Audit Committee Member Nominating Committee	All outside directors	—	- Nominate the Audit Committee members to be appointed at the general meeting of shareholders.	Non-standing committee

•	Risk Management Committee

[Period: January 1, 2017 – May 15, 2017]

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Jae Ha Park (100%)	Suk Ryul Yoo (33.3%)	Eunice Kyonghee Kim (100%)
Approval
Risk Management Committee	February 9, 2017	- The 1st Meeting [Deliberations] - Ex ante deliberation for corporate bonds issuance for 2017 (proposed) [Reports] - Issuance of corporate bonds for 2017 (proposed) - Risk review report
	February 16, 2017	- The 2nd Meeting [Reports] - Group risk focus management plan for 2017 - Report on group risk monitoring
February 23, 2017

-    The 3rd Meeting

[Resolutions]

-    Partial amendment to retail credit evaluation model operating standards (proposed)

[Reports]

-    Ex ante verification of partial amendment to the bank retail credit evaluation model operating standards (proposed)

			Passed	Yes	Yes	Yes

-	Evaluation & Compensation Committee

[Period: January 1, 2017 – May 15, 2017]

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Michael Byungnam Lee (100%)	Suk Ryul Yoo (67%)	Jae Ha Park (100%)	Jong Soo Han (100%)
Approval
Evaluation & Compensation Committee	February 16, 2017

- The 1st Meeting

[Resolutions]

-   Performance-based remuneration structure for the Group management for 2017 (proposed)

[Reports]

-   Result of short-term performance evaluation of the chairman for 2016 (performance on finance)

-   Result of short-term performance evaluation of the chairman for 2016 (performance on strategy objectives)

-   Short and long term performance evaluation and remuneration structure for the chairman for 2017 (proposed)

-   Remuneration limit for the board of directors to be submitted to the meeting of shareholders (proposed)

			Passed	Yes	Absent	Yes	Yes
	February 23, 2017	- The 2nd Meeting [Resolutions]
		- Performance evaluation and determination of payment rate for short-term performance-based remuneration of the chairman for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes
		- Short and long term performance evaluation and remuneration structure for the chairman for 2017 (proposed)	Passed	Yes	Yes	Yes	Yes
		- Performance evaluation process of the Group management for 2017 (proposed)	Passed	Yes	Yes	Yes	Yes
		- Annual performance-based remuneration for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes
		- Review of appropriateness of the size of the Group’s variable remuneration related to its annual performance-based remuneration	Passed	Yes	Yes	Yes	Yes
		- Matters concerning preparation and disclosure of annual report on payment of compensation (proposed)	Passed	Yes	Yes	Yes	Yes
		- Amendment to the regulation on officer bonus management (proposed)	Passed	Yes	Yes	Yes	Yes
[Reports]

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Michael Byungnam Lee (100%)	Suk Ryul Yoo (67%)	Jae Ha Park (100%)	Jong Soo Han (100%)
Approval

-   Report financial performance result of the chairman

-   Performance evaluation structure related to annual performance-based remuneration for the management

-   Performance-based remuneration structure related to annual performance-based remuneration for the management

March 23, 2017

- The 3rd Meeting

[Resolutions]

-   Results of performance evaluation of the representative director of subsidiaries and the management of holding companies for 2016 (proposed)

-   Result of remuneration of the management of holding company for 2016 (proposed)

[Reports]

-   Results of evaluation on performance of full-time auditor (committee member) and the management of subsidiaries for 2016

-   Result of remuneration of the management of subsidiaries for 2016

-   Review of the amendment of Evaluation & Compensation Committee regulation (proposed)

			Passed Passed	Yes Yes	Yes Yes	Yes Yes	Yes Yes

-	Outside Director Nominating Committee

[Period: January 1, 2017 – May 15, 2017]

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Suk Ryul Yoo (100%)	Young Hwi Choi (100%)	Michael Byungnam Lee (100%)
Approval
Outside Director Nominating Committee	January 19, 2017	- The 1st Meeting [Resolutions]	Passed	Yes	Yes	Yes

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Suk Ryul Yoo (100%)	Young Hwi Choi (100%)	Michael Byungnam Lee (100%)
Approval
		- Confirmation of director nomination advisory members (proposed) - Confirmation of outside director candidates pool (proposed)	Passed	Yes	Yes	Yes

	February 10, 2017	- The 2nd Meeting [Deliberations] - Deliberation on appointment of outside director candidate (proposed) - Deliberation on re-appointment of outside director candidate (proposed)

	February 24, 2017	- The 3rd Meeting [Resolutions] - Resolution on nomination of outside director candidate (proposed) [Deliberations] - Verification of qualifications for outside director candidate	Passed	Yes	Yes	Yes

-	Corporate Governance Committee

[Period: January 1, 2017 – May 15, 2017]

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Young Hwi Choi (100%)	Michael Byungnam Lee (100%)	Jae Ha Park (100%)
Approval
Corporate Governance Committee	February 24, 2017	- The 1st Meeting [Resolutions] - Nomination of representative director candidate of affiliate (proposal)	Passed	Yes	Yes	Yes

-	Audit Committee Member Nominating Committee

[January 1, 2017 – May 15, 2017]

Committee	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Young Hwi Choi (100%)	Suk Ryul Yoo (100%)	Michael Byungnam Lee (100%)	Jae Ha Park (100%)	Eunice Kyonghee Kim (100%)	Jong Soo Han (100%)
Approval
Audit Committee Member Nominating Committee	February 24, 2017

- The 1st Meeting

[Resolutions]

-   Recommendation of candidate for Audit Committee members who is outside director (proposed)

[Deliberations]

-   Verification of qualification for candidate of the Audit Committee member who is outside director

			Passed	Yes	Yes	Yes	Yes	Yes	Yes

D.	Independence of Directors

(1)	Independence Standards of Directors and Its Application

The Company has appointed its outside directors in accordance with independence standards pursuant to applicable laws and regulations and as of the most recent date, all of its outside directors satisfy the independence standards.

The Company’s articles of incorporation provide for at least five outside directors and such outside directors should comprise the majority of the board of directors. The Company’s directors are appointed as follows:

①	Directors are elected at the general meeting of shareholders.
②	Outside directors are recommended by the Outside Director Candidate Nominating Committee and elected at the general meeting of shareholders.

-	Satisfaction of Independence Standards by Each Director

(As of May 15, 2017)
Director	Satisfaction of Independence Standards	Recommender	Transaction with the Company	Relationship with Largest Shareholders or Major Shareholders
Jong Kyoo Yoon	Satisfies	Board of Directors	No	No
Hong Lee	Satisfies	Board of Directors	No	No
Young Hwi Choi	Satisfies	Outside Director Candidate Nominating Committee	No	No
Stuart B. Solomon	Satisfies	Outside Director Candidate Nominating Committee	No	No
Suk Ryul Yoo	Satisfies	Outside Director Candidate Nominating Committee	No	No
Michael Byungnam Lee	Satisfies	Outside Director Candidate Nominating Committee	No	No
Jae Ha Park	Satisfies	Outside Director Candidate Nominating Committee	No	No
Eunice Kyonghee Kim	Satisfies	Outside Director Candidate Nominating Committee	No	No
Jong Soo Han	Satisfies	Outside Director Candidate Nominating Committee	No	No

ø	Refer to “2.VIII. MATTERS RELATING TO AFFILIATED COMPANIES” for details on the fields of activities of directors.

(2)	Establishment of Outside Director Candidate Nominating Committee and Its Composition

The Company operates an Outside Director Candidate Nominating Committee on an on-going basis in accordance with applicable laws and regulations.

< Composition of Outside Director Candidate Nominating Committee>

(As of May 15, 2017)
Name	Non-executive Director	Remarks
Suk Ryul Yoo	Yes	Satisfies the requirements pursuant to applicable laws
Jong Kyoo Yoon	No
Young Hwi Choi	Yes
Michael Byungnam Lee	Yes

E.	Expertise of Outside Directors

(1)	Support for Outside Director Activities

In order to provide active support to outside directors, effectively facilitate the meeting of the board of directors and its committees and process the instructions of outside directors, the Company has established the Office of the Board of Directors, a support organization consisting of one head of the office and three staff members.

(2)	Education Provided to Outside Directors

(As of March 31, 2017, Unit: Hour)
Name of Outside Director (Date of Initial Appointment)	Young Hwi Choi (March 27, 2015)	Stuart B. Solomon (March 24, 2017)	Suk Ryul Yoo (March 27, 2015)	Michael Byungnam Lee (March 27, 2015)	Jae Ha Park (March 27, 2015)	Eunice Kyonghee Kim (March 27, 2015)	Jong Soo Han (March 27, 2015)
1. Details of Education/Training Performance
A. Contents and time of education/training - Attendance of each outside director	- Education: Audit Committee Handbook Program for Audit Committee members and auditors (Samjung KPMG) - Date and Time of Education : May 20, 2016 (Fri.) 10:00 ~ 15:50
	—	—	—	—	—	Yes	Yes
B. Contents and time of education/training - Attendance of each outside director	- Education: Special Lecture on Corporate Analysis for management officers and employees (Kookmin Bank) - Date and Time of Education: June 8, 2016 (Wed.) 14:30 ~ 16:30
	—	—	—	—	—	—	Yes
C. Contents and time of education/training - Attendance of each outside director	- Education: Role of the Audit Committee for the SEC-Listed Domestic Companies for Accounting Transparency (Samjung KPMG) - Date and Time of Education: July 7, 2016 (Thur.) 15:30 ~ 18:15
	—	—	—	—	—	—	Yes
C. Contents and time of education/training - Attendance of each outside director	- Education: Newly appointed outside director (KB Financial Group) - Date and Time of Education: March 24, 2017 (Fri). 15:00~ 18:00
Yes
2. Accumulated Education Hours	10.6	3	10.6	10.6	10.6	16.4	21.2

*	“2. Accumulated Education Hours” refers to the aggregate number of hours of education/training outside directors have received since their appointment.

2.	Matters Relating to the Audit System

A.	Biographical Information of the Audit Committee Members and Outside Director Status

[January 1, 2017 – March 23, 2017]

Name	Major Experience	Remarks
Jong Soo Han

[Education]

-     Ph.D. in accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh

-     M.B.A., Yonsei University

-     B.A. in business administration, Yonsei University

[Work Experience]

-     (Current) Professor, Ewha Woman’s University

-     (Current) International Accounting Standards Interpretation Committee Member

-     (Current) Vice President, Korea Accounting Association Member, Korea Accounting Standards Board

-     Member, Korea Accounting Deliberating Council, Financial Services Commission

- Chairman - Accounting / finance expert - Outside director
Young Hwi Choi

[Education]

-     B.A. in economics, Sungkyunkwan University

[Work Experience]

-     President, Shinhan Financial Group Co., Ltd.

-     Deputy President, Shinhan Bank

-     Deputy Director, Ministry of Finance and Economy

-     Manager, The Bank of Korea

- Outside director
Eunice Kyonghee Kim

[Education]

-     J.D., Yale Law School

-     B.A. in Chinese studies and administrative science, Yale University

[Work Experience]

-     (Current) Professor, Ewha Law School

-     (Current) Member, Korea Prosecution Future Development Committee

-     (Current) Vice-Chairperson, International Association of Korean Lawyers

-     Member, Financial Development Committee

-     Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

-     Managing Director and Chief Compliance Officer, Citibank Japan Inc.

-     Executive Vice President and Chief Legal Officer, Citibank Korea Inc.

-     Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd.

- Outside director

[March 24, 2017 – May 15, 2017]

Name	Major Experience	Remarks
Jong Soo Han

[Education]

-     Ph.D. in accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh

-     M.B.A., Yonsei University

-     B.A. in business administration, Yonsei University

[Work Experience]

-     (Current) Professor, Ewha Woman’s University

-     (Current) International Accounting Standards Interpretation Committee Member

-     (Current) Vice President, Korea Accounting Association

-     Member, Korea Accounting Standards Board

-     Member, Korea Accounting Deliberating Council, Financial Services Commission

- Chairman - Accounting / finance expert - Outside director
Suk Ryul Yoo

[Education]

-     B.A. in Business Administration, Seoul National University

-     M. A. in Industrial Engineering, Korea Advanced Institute of Science

[Work Experience]

-     Representative director, Samsung Capital

-     Representative director, Samsung Securities

-     Representative director, Samsung life Insurance

-     Representative director, Samsung Card

-     Representative director, Samsung Total - Head of Credit Finance Association

-     Visiting professor, Seoul National University College of Engineering

-     (Current) Counsel, Samsung Electronics

- Outside director
Jae Ha Park

[Education]

-     B.A. in Economics, Seoul National University

-     Doctor of Economics, Pennsylvania State University

[Work Experience]

-     Outside director, Jeonbuk Bank, Daewoo Securities, Shinhan Bank

-     Advisor to the Minister of Finance and Economy

-     Vice President, Financial Society

-     Deputy Director, Korea Institute of Finance

-     Assistant Director, Institute for Asian Development Bank

-     (Current) Senior Research Fellow, Korea Institute of Finance

- Outside director

Name	Major Experience	Remarks
Eunice Kyonghee Kim

[Education]

-     J.D., Yale Law School

-     B.A. in Chinese studies and administrative science, Yale University

[Work Experience]

-     (Current) Professor, Ewha Law School

-     (Current) Member, Korea Prosecution Future Development Committee

-     (Current) Vice-Chairperson, International Association of Korean Lawyers

-     Member, Financial Development Committee

-     Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

-     Managing Director and Chief Compliance Officer, Citibank Japan Inc.

-     Executive Vice President and Chief Legal Officer, Citibank Korea Inc.

-     Managing Director, Compliance Officer & General Counsel, Citigroup Global Markets Korea Ltd.

- Outside director

B.	Independence of Audit Committee Members

(1)	Establishment of the Audit Committee

-	Established on September 29, 2008 (established pursuant to the establishment of the financial holding company).

(2)	Role and Authority of the Audit Committee

-	Role

•	Deliberating on and resolving the audits of the business and the assets of the Company and its subsidiaries and other related matters and thereby auditing the execution of duties by directors accordingly.

-	Authority

•	Request submission of all information related to the Company and its subsidiaries if required to carry out an audit;

•	Request attendance of and demand response from relevant persons;

•	Request investigative materials with respect to customers and accounts;

•	Request submission of relevant documents, records, evidentiary papers and other items;

•	Seal off safes, records, other items and storages;

•	Supervise the audit work conducted by the audit department; and

•	Request other items as necessary to carry out an audit.

(3)	Composition and Eligibility of the Audit Committee

-	Composition of the Audit Committee

•	Must be composed of three or more directors who are independent from the management, one or more of whom must be an accounting or finance expert as determined pursuant to the relevant regulations. Two-thirds or more of the Audit Committee members must be outside directors.

-	Eligibility of the Audit Committee Member

•	Must qualify for one of the following eligibility requirements:

1.	A lawyer, a certified public accountant or a certified internal auditor who has more than five years of work experience in the relevant field;

2.	A holder of a master’s degree or a higher qualification in law or economics who has more than five years of experience working at a research institute or a university as a researcher, an assistant professor or a higher position in finance or accounting related fields;

3.	A person with over ten years of work experience at a financial institution who is recognized as having expertise in accounting, internal control, auditing or computing;

4.	A person with over five years of work experience as management at a stock-listed company or over ten years of work experience as management or employee at a stock-listed company who is recognized as having expertise and practical knowledge of economics, management, law and accounting; or

5.	A person who has been recognized by the general meeting of shareholders or the board of directors as having equivalent qualifications as the above.

-	Election of the Chairman of the Audit Committee

•	Elected among outside directors by a resolution of the Audit Committee for a term of one year.

Appointment Standards	Whether Appointment Standards are Satisfied	Applicable Laws and Regulations
Must be composed of three (3) or more directors.	Satisfied (4 directors)	Article 415-2(2) of the Korean Commercial Code
2/3 of the members must be outside directors.	Satisfied (all outside director)
One or more members must be an accounting or finance expert.	Satisfied (Jong Soo Han and one other)	Article 542-11(2) of the Korean Commercial Code
Chairman of the Audit Committee must be an outside director	Satisfied

[As of May 15, 2017]

(4)	Meetings

-	Convocation

•	Regular meetings are held on a quarterly basis and, if deemed necessary by the chairman of the Audit Committee, extraordinary meetings may be convened.

-	Resolution Items

•	Request for an extraordinary meeting of shareholders or the board of directors;

•	Confirmation of the audit report;

•	Demand for an injunction against misconduct by directors;

•	Establishment of annual audit plans

•	Consent for the appointment and dismissal of executive officers in charge of internal audit and the head of the audit department;

•	Approval for the appointment and dismissal of external auditors;

•	Pre-approval of various engagements to be entered into with external auditors of the Company and its affiliates;

•	Performance evaluation of the standing auditor (Audit Committee member) of affiliates and the head of the audit department of the Company;

•	Establishment, amendment and abolition of “Regulations on Audit Works” (provided, however, that amendments pursuant to changes in laws and other regulations are excepted);

•	Matters set forth in relevant laws, regulations and the articles of incorporation; and

•	Other matters delegated by the board of directors or recognized as necessary by the Audit Committee.

-	Discussion Items

•	The appropriateness and validity of the Company’s financial activities and the accuracy of the Company’s financial reporting;

•	Evaluation of audit work performed by the external auditors;

•	Review of and listening to various reports related to audit and the external auditor’s audit results;

•	Evaluation of the adequacy of the design and operation of the internal management system;

•	Evaluation of the operation of the internal accounting management system;

•	Results of inspection by regulators and the audit department;

•	Establishment, amendment and abolishment of the “Audit Committee Regulations”;

•	Establishment, amendment and abolishment of the “Internal Control Regulations”;

•	Establishment, amendment and abolishment of the “Accounting Regulations”;

•	Review of various audit-related reports of affiliates (including regular analysis report);

•	Review of reports from the compliance officer;

•	Recommendation to dismiss the compliance officer;

•	Establishment of disclosure policy and the appropriateness of the enforcement of such policy;

•	Matters set forth in relevant laws, regulations and the articles of incorporation; and

•	Other matters delegated by the board of directors or recognized as necessary by the Audit Committee.

-	Resolution Method

•	Resolution: Approval by a majority vote of the members present with a majority of registered members in attendance

•	Limitation on voting: Members with special interest in an item of the audit committee’s agenda may not exercise voting rights with respect to such item, and the number of votes which are restricted from being exercised shall not be included in the calculation of votes of the members in attendance.

(5)	Other Matters

-	Establishing internal mechanism to enable access to management information necessary for the audit work of the Audit Committee

•	The Audit Committee may request the management at any time for information related to material management activities that is necessary for the audit work of the Audit Committee.

•	The Audit Committee may request relevant management, employees and others to appear before them and ask to produce relevant information and statements if necessary for the audit work of the Audit Committee.

•	The Audit Committee may seek advice from professionals at the Company’s expense if necessary

C.	Description of Major Activities of the Audit Committee

[January 1, 2017 – May 15, 2017]

Round	Date of Meeting	Agenda	Resolutions
1	March 2, 2017

[Resolutions]

-       Confirmation of audit report

-       Statement on agenda items and related documents for the general meeting of shareholders (proposed)

-       Selection of KB Financial Group as audit target for 2017 (proposed)

-       Audit opinion on internal monitoring system (proposed)

[Deliberations]

-       Year-end audit result by independent auditor for FY 2016

-       Audit result for FY2016

-       Evaluation result of internal control system of holding company and affiliates for 2016

-       Result of audit conducted by the audit department in the second half of 2016

-       Result of review conducted by the Financial Supervisory Service of KB Financial Group

Passed Passed Passed Passed

Round	Date of Meeting	Agenda	Resolutions
2	March 7, 2017	[Resolutions]
		- Appointment of independent auditor and pre-approval of audit engagement for FY2017	Passed
		- Evaluation on performance of standing auditor (Audit Committee member) of affiliates, internal audit officer and the head of the audit department for 2016 (proposed)	Passed

[Deliberations]

-       Evaluation on audit activities by independent auditor for FY2016

-       Report on the operation of the internal accounting control system and evaluation of internal control over financial reporting for FY2016

-       Report of the independent auditors on review of the internal accounting control system and the audit of the internal control over financial reporting for FY2016

-       Evaluation report on the operation of the internal accounting control system for FY2016

-       Internal audit result of Kookmin Bank and financial incident report FY2016

-       Status report on public disclosures

-       Status of compliance for 4Q 2016 and the litigation of KB Financial Group for 2nd half of 2016

-       Compliance business plan for 2017

[Reports]

-       Status report of the Audit Committee meetings of the affiliates for 2016

-       Audit plan of independent auditor for FY2017

3	March 24, 2017	[Resolutions] - Appointment of the chairman of the Audit Committee (proposed)	Passed

D.	Biographical Information and Major Experience of the Compliance Officer

Name	Gender	Date of Birth	Position	Registered officer	Standing	Responsibility	Major Experience	Term	End of Term
Pil Kyu Im	Male	March 1964	Managing Director	No	Yes	Chief Compliance Officer

Education

-      M.A. in economics, Korea University

-      B.A. in agricultural economics, Korea University

Work Experience

-      Branch Manager, Gwanghwamoon Branch, Kookmin Bank (2015)

-      Branch Manager, Star Tower Branch, Kookmin Bank (2013-2015)

-      Senior Manager, Financial Planning Department, Kookmin Bank (2010-2012)

-      Branch Manager, Nonhyunsageori Branch, Kookmin Bank (2010)

								12 months	January 10, 2018

3.	Matters Relating to the Exercise of Voting Rights

A.	Voting System

-	Concentrated Voting System

Adoption of concentrated voting system is assumed if there are no exclusion provisions in the articles of incorporation of the Company.

-	Paper Ballot Voting System

Article 33 (Exercise of Voting Rights in Writing) of the Articles of Incorporation of the Company

①	Any shareholder may exercise such shareholder’s voting rights in writing without being present at a general meeting of shareholders if such exercise of voting rights in writing is adopted by a resolution of the board of directors at a meeting convened to resolve the convocation of a general meeting of shareholders.

②	In the case of paragraph (1) above, the Company shall attach, to the convening notice of the general meeting of shareholders, written forms and reference materials necessary for the exercise of voting rights in writing.

③	Any shareholder who intends to exercise such shareholder’s voting rights shall include the necessary information in the relevant written forms under paragraph (2) above and submit the completed written form to the Company at least one (1) day prior to the date of the general meeting of shareholders.

-	Electronic Method Voting System

No special resolution by the board of directors of the Company.

B.	Minority Shareholder Rights

-	Not applicable

C.	Competition for Management Control

-	Not applicable

VI.	MATTERS RELATING TO THE SHAREHOLDERS OF THE COMPANY

1.	Stock Ownership of the Largest Shareholder and Specially Related Parties

As of March 31, 2017, the largest shareholder of the Company is the Korean National Pension Service, which holds 9.85% of the total issued common stock of the Company. The Korean National Pension Services was established on September 18, 1987 pursuant to Article 24 of the National Pension Act to promote stability and welfare of the people by providing pension benefits in times of income loss or suspension due to old age, illness, disability from injuries or death.

(1)	Major responsibilities of the Korean National Pension Service are as follows:

-	Manage and maintain records of subscribers;

-	Charge pension premiums;

-	Determine and pay wages;

-	Provide old age planning services, support economic activities and lend funds;

-	Conduct welfare promotion projects, such as establishing and operating welfare facilities;

-	Engage in lending business to increase fund contributions;

-	Matters entrusted pursuant to the National Pension Act or other laws;

-	Other matters related to the Korean National Pension Fund that have been commissioned by the Minister of Health and Welfare; and

-	Manage and operate the Korean National Pension Fund.

(2)	The financial information of the National Pension Service is as follows:

(Own Business, Unit: KRW millions)
Type	December 31, 2016	December 31, 2015	December 31, 2014
Assets	1,047,975	1,004,027	917,236
Liabilities	1,169,849	1,094,974	1,013,576
Capital	-121,874	(90,947)	(96,340)
Revenue	17,681,265	15,769,090	14,333,688
Operating income	15,869	24,083	26,152
Net income for the period	-4,207	4,565	4,641

(3)	As of the date of submission hereof, the (acting) chief of the board of directors of the National Pension Service is as follows:

Won Hee Lee as Planning Director (Acting Chief of the Board of Directors)

-	Education: B.A. in nursing at Hanyang University, Master in public health at Seoul National University, Ph.D in nursing at Hanyang University

-	Work Experience: Director, Family Health Division, Health Policy Bureau, Ministry of Health and Welfare (Deputy Director), Incheon Airport Quarantine Office Chief, Ministry of Health & Welfare, Population Children Policy Bureau, Population Policy Office of the Ministry of Health and Welfare

(4)	Changes in Shares Owned by Largest Shareholder

1)	Stock Ownership of the Largest Shareholder and Specially Related Parties

(As of March 31, 2017)					(Unit: Shares, %)
Name	Relationship	Share Type	Number of Shares Owned and Ownership Percentage				Remarks
			Beginning of Term		End of Term
			Number of Shares	Ownership Percentage	Number of Shares	Ownership Percentage
National Pension Service	Principal	Common Shares	0	0.00	0	0.00	—
Korea National Pension Fund	Specially Related Party	Common Shares	41,190,896	9.85	41,190,896	9.85	—
Total		Common Shares	41,190,896	9.85	41,190,896	9.85	—
		Others	0	0.00	0	0.00	—
1.	The ownership percentage at the beginning and end of the term is as of December 31, 2016, the date of the closure of the shareholder register.
2.	As of April 24, 2017, the National Pension Service held 40,950,453 shares (9.79%).
3.	Common shares above refer to common shares with voting rights.

ø	With respect to the information above and for further details on the Korean National Pension Service, please refer to the website of the Korean National Pension Service at http://www.nps.or.kr or the management information disclosure system for public enterprises at http://www.alio.go.kr.

2.	Changes in Largest Shareholders

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares, %)
Date of Change (yyyy.mm.dd)	Name	Number of Shares	Percentage of Shareholding	Remarks
2011.12.31	National Pension Service	26,510,171	6.86	based on the closure of the shareholder register
2012.03.14	National Pension Service	27,894,880	7.22	based on equity ratio disclosure of the National Pension Service
2012.08.01	National Pension Service	31,817,770	8.24	based on the closure of the shareholder register
2012.12.31	National Pension Service	33,158,257	8.58	based on equity ratio disclosure of the National Pension Service
2013.06.12	National Pension Service	34,479,641	8.92	based on the closure of the shareholder register
2013.07.23	National Pension Service	35,699,841	9.24	based on the closure of the shareholder register
2013.12.31	National Pension Service	38,476,974	9.96	based on equity ratio disclosure of the National Pension Service
2014.10.14	National Pension Service	36,750,987	9.51	based on the closure of the shareholder register
2014.12.31	National Pension Service	36,383,211	9.42	based on the closure of the shareholder register
2015.12.31	National Pension Service	35,534,667	9.20	based on the closure of the shareholder register
2016.08.12	National Pension Service	36,826,207	9.53	based on the closure of the shareholder register
2016.12.31	National Pension Service	41,190,896	9.85	based on the closure of the shareholder register
2017.04.24	National Pension Service	40,950,453	9.79	based on the closure of the shareholder register

1.	The shareholding ratio prior to October 19, 2016 is the ratio to the total issued and outstanding shares (386,351,693 shares) and the shareholding ratio thereafter is the ratio to the total issued and outstanding shares (418,111,537 shares).

3.	Distribution of Shares

A.	Shares Owned by Shareholders Holding 5% or More

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares)
Classification	Name	Number of Shares	Percentage of Shareholding	Remarks
Holders of 5% or more of total issued shares	National Pension Service	40,950,453	9.79%	As of the date of submission hereof
	JP Morgan Chase Bank	27,799,276	6.65%	As of April 24, 2017
Employee Stock Ownership Association		1,690,346	0.40%	As of March 31, 2017

1.	JP Morgan Chase Bank, N.A. is the depositary under the Company’s American depositary receipt program and the voting rights are held by holders of the depositary receipts.

B.	Shares Owned by Employee Stock Ownership Association

(1)	Shares Owned by Employee Stock Ownership Association

(As of March 31, 2017)			(Unit: Shares)
Share Type	Beginning Balance (January 1, 2017)	Increase[1]	Decrease	Ending Balance (March 31, 2017)
Common Shares	2,018,501	—	-328,155	1,690,346

1.	Increase: Capital contribution by members of the association; Decrease: Retirement of or withdrawal by members of the association

(2)	Share Ownership Breakdown by Entity

(As of March 31, 2017)	(Unit: Shares)
Name	Number of Shares
KB Financial Group	12,157
Kookmin Bank	1,553,477
KB Securities	8,257
KB Insurance Co., Ltd.	—
KB Kookmin Card Co., Ltd.	85,610
KB Life Insurance Co., Ltd.	8,636
KB Asset Management Co., Ltd.	3,139
KB Capital Co., Ltd.	—
KB Savings Bank Co., Ltd.	448
KB Real Estate Trust Co., Ltd.	4,177
KB Investment Co., Ltd.	865
KB Credit Information Co., Ltd.	5,563
KB Data Systems Co., Ltd.	8,017

Total	1,690,346

4.	Administrative Matters Relating to Shares

Pre-emptive Rights Pursuant to the Articles of Incorporation

Articles of Incorporation, Article 13 (Pre-emptive rights)

(i)     The shareholders of the Company shall have the pre-emptive right to subscribe for new shares to be issued by the Company in proportion to their respective shareholdings.

(ii)    Notwithstanding the provision of paragraph (1) above, the Company may allocate new shares to persons other than existing shareholders of the Company by the resolution of the Board of Directors, in any of the following cases:

1.      If the Company issues new shares by way of a general public offering, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the provisions of the Financial Investment Services and Capital Market Act (the “FSCMA”);

2.      If the Company preferentially allocates new shares to members of the Employee Stock Ownership Association in accordance with the provisions of the FSCMA;

3.      If the Company issues new shares upon the exercise of stock options in accordance with the provisions of the KCC;

4.      If the Company issues new shares for the issuance of depositary receipts, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company in accordance with the relevant provisions of the FSCMA;

5.      If the Company issues new shares to foreign or domestic financial institutions or institutional investors, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company, where such investment is deemed to be necessary for the management or operations of the Company; or

6.      If the Company issues new shares to a third party who has provided money, loan, advanced financial technology or know-how to the Company, has close, cooperative business relations with the Company, or has contributed to the management of the Company, to the extent not exceeding 50/100 of the total number of issued and outstanding shares of the Company.

(iii)  If the Company allocates new shares to persons other than existing shareholders of the Company pursuant to paragraph (2) above, it shall give the notice to the shareholders or provide the public with respect to the matters set forth in Article 416, Items 1, 2, 2-2, 3 and 4 of the KCC no later than two (2) weeks before the payment date of such shares.

(iv)   In the case of issuance of new shares pursuant to each item under paragraph (2) above, the type and total number of shares to be issued and the issue price shall be determined by a resolution of the board of directors.

In the case a shareholder waives or loses the pre-emptive right to subscribe new shares, those shares not subscribed due to such waiver or loss of the pre-emptive right shall be disposed by a resolution of the board of directors. If fractional shares result from the allocation of new shares, such shares shall also be disposed of by a resolution of the board of directors.

Account Settlement Date	December 31	General Meeting of the Shareholders	In March
Period of Closure of the Shareholder Register	January 1 to January 31 every year (Record date: December 31 every year)
Type of Share Certificates	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate
Share Transfer Agent (Phone Number and Address)	Kookmin Bank, Securities Agency Department Tel: (02) 2073-8114 3F, Yeoido Headquarters, Kookmin Bank, 36-3 Yeoido-dong, Youngdeungpo-gu, Seoul
Shareholder Privileges	None	Method of public notice	The Company’s website* (www.kbfg.com)

5.	Stock Price and Stock Trading Result

A.	Domestic Securities Market

							(Unit: KRW, Shares)
Type		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
Common Shares	Highest	51,900	48,000	47,200	44,400	42,500	43,900
	Lowest	47,400	45,850	42,400	40,850	40,350	38,100
	Average	49,711	47,428	44,548	43,107	41,366	40,695
Daily Trading Volume	Highest	2,082,118	1,211,585	1,474,423	2,204,792	2,082,848	2,226,264
	Lowest	720,512	592,610	345,769	423,516	635,371	635,121
Monthly Trading Volume		28,661,501	18,056,002	18,832,265	19,414,812	24,176,845	24,258,851

B.	Overseas Securities Market

[Stock Exchange: NYSE]					(Unit: USD, KRW, Shares)
Type		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
ADR[1]	Highest	45.77	42.10	40.60	38.29	36.52	38.39
	(Highest KRW-Converted Amount)[2]	51,267	47,880	47,181	44,359	42,750	43,515
	Lowest	40.69	40.67	35.47	35.18	34.56	34.15
	(Lowest KRW-Converted Amount)[2]	47,119	46,108	42,858	42,487	41,009	38,094
	Average	43.69	41.44	38.03	36.42	35.66	35.82
	(Average KRW-Converted Amount)[3]	49,583	47,441	45,068	43,064	41,420	40,306
Daily Trading Volume	Highest	434,985	652,297	270,287	436,778	229,670	387,741
	Lowest	53,089	66,182	50,930	34,019	69,880	64,271
Monthly Trading Volume		3,897,927	3,896,631	2,700,238	2,920,297	2,663,264	3,468,518

1.	One ADR represents one common share.
2.	Converted to KRW using closing exchange rate of the relevant date.
3.	Converted to KRW using market average exchange rate announced by the Seoul Money Brokerage Services, Ltd.

VII.	MATTERS RELATING TO EXECUTIVE OFFICERS AND EMPLOYEES OF THE COMPANY

1.	Management and Employees

A.	Management

(As of the date of submission of this Securities Registration Statement)											(Unit: Shares)
Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right
Jong Kyoo Yoon	Male	October 1955	President	Yes	Yes	Oversees Overall Management	Ph.D., Business Administration, Sungkyunkwan University Senior Partner, Samil PricewaterhouseCoopers Chief Strategic Officer and Chief Financial Officer, Kookmin Bank (‘02~‘04) Senior Executive Vice President, Retail Banking Group, Kookmin Bank (‘04) Senior Advisor, Kim & Chang (‘05~‘10) Chief Financial Officer, (‘10~‘13) Chief Risk Officer (‘10~‘11), KB Financial Group (concurrent) President and CEO, Kookmin Bank (‘14~present)	10,000	—	2 years 4 months	November 20, 2017

Young Hwi Choi	Male	October 1945	Non- Executive Director	Yes	No	Chairman of Board of Directors, Chief of (Standing) Corporate Governance Committee, Member of Risk Management Committee and Non- Executive Director Nominating Committee	B.A., Economics, Sungkyunkwan University Employee, Department of the Bank Supervision Boards, Bank of Korea (‘69~‘74) Deputy Director, Ministry of Finance and Economy (‘78~‘82) Deputy President, Shinhan Bank (‘99~‘01) President and CEO, Shinhan Financial Group (‘03~‘05)	—	—	24 months	March 23, 2018

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right
Stuart B. Solomon	Male	July 1949	Non- Executive Director	Yes	No	Member of Evaluation & Compensation Committee	B.A., Syracuse University Executive Managing Director, MetLife Korea (‘98~‘00) Executive Vice President and Representative Director, MetLife Korea (‘00~‘01) Representative Director, MetLife Korea (‘01~‘09) Chairman and CEO, MetLife Korea (‘09~‘11)	—	—	1 month	March 23, 2019

Suk Ryul Yoo	Male	April 1950	Non- Executive Director	Yes	No	Chief of Non-Executive Director Nominating Committee, and Member of Risk Management Committee	M.S., Industrial Engineering, Korea Advanced Institute of Science and Technology President and CEO, Samsung Capital Co., Ltd. (‘98~‘00) President and CEO, Samsung Securities Co., Ltd. (‘00~‘01) President and CEO, Samsung Life Insurance Co., Ltd. (‘01~‘03) President and CEO, Samsung Card Co., Ltd. (‘03~‘09) Chairman, The Credit Finance Association of Korea (‘06~‘07) President and CEO, Samsung Total Petrochemicals Co., Ltd. (‘09~‘10) Visiting Professor, School of Engineering, Seoul National University (‘11~‘13) Advisor, Samsung Electronics (‘15~present)	—	—	24 months	March 23, 2018

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Michael Byungnam Lee	Male	September 1954	Non- Executive Director	Yes	No	Chief of Evaluation & Compensation Committee and Member of Non-Executive Director Nominating Committee	Ph.D., Industrial Relations, University of Minnesota Project Analyzer, Daewoo Industrial (‘77~‘79) Assistant Professor, California State University, San Jose (‘88~‘91) Assistant Professor, Georgia State University (‘91~‘94) Executive Director, Managing Director and Senior Managing Director, LG Academy (‘95~‘99) Vice President and Team Head, Human Resources Team for LG Restructuring, LG Group (‘00~‘07) President and CEO, LG Academy (‘08~‘15) CEO, LG Academy (‘08~‘16)	1,020	—	24 months	March 23, 2018

Jae Ha Park	Male	November 1957	Non- Executive Director	Yes	No	Chief of Risk Management Committee, Member of Audit Committee and (Standing) Corporate Governance Committee	Ph.D., Economics, Pennsylvania State University Senior Counselor to the Minister of Finance and Economy (‘99~‘00) Non-Executive Director, Jeonbuk Bank (‘04~‘07) Non-Executive Director, Shinhan Bank (‘07~‘11) Vice Chairman, Korea Money and Finance Association (‘08~‘09) Vice President, Korea Institute of Finance (‘08~‘10) Non-Executive Director, Daewoo Securities Co., Ltd. (‘09~‘10) Deputy Dean, Asian Development Bank Institute (‘11~‘15) Senior Research Fellow, Korea Institute of Finance (‘91~present)	—	—	24 months	March 23, 2018

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Eunice Gyung Hee Kim	Female	March 1959	Non- Executive Director	Yes	No	Member of Audit Committee, Evaluation & Compensation Committee, and (Standing) Corporate Governance Committee

J.D., Yale Law School (‘86)

Senior Managing Director, Compliance Officer, General Counsel, and Registered Director, Citigroup Global Markets Korea Ltd (‘00~‘04)

Member, FSC Council on Financial Sector Development, (‘98~‘07,‘10~‘11)

Deputy President and Chief Legal Officer, Citibank Korea Inc. (‘04~‘07)

Chief Compliance Officer, Citibank Japan Ltd (‘07~‘08)

Vice President and Compliance Officer, Hana Financial Group (‘08~‘10)

Vice Chairperson, International Association of Korean Lawyers (‘08~‘present)

Policy Advisor, National Human Rights Commission of Korea (‘16~present)

Professor, Ewha Womans University Law School (‘10~present)

								—	—	24 months	March 23, 2018

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Jong Soo Han	Male	October 1960	Non- Executive Director	Yes	No	Chief Audit Officer and Member of Evaluation & Compensation Committee	Ph.D., Accounting, University of Pittsburgh Member, Korea Accounting Deliberating Council, Financial Services Commission (‘11~‘13) Vice Chairperson, Korea Accounting Association (‘11~‘12, ‘13~present) Board Member, Korea Accounting Standards Board (‘13~‘16) Member, IFRS Interpretations Committee (‘15~present) Professor of Accounting, School of Business, Ewha Womans University (‘06~present)	—	—	24 months	March 23, 2018

Hong Lee	Male	April 1958	Non- Standing director	Yes	No	Member of Risk Management Committee, Corporate Governance Committee

B.A., Linguistics, Seoul National University

Head Manager, Middle Eastern Regional Division, Kookmin Bank (‘10)

Head Manager, Southern Regional Division, Kookmin Bank (‘10~‘11)

Head Manager, Human Resources Division, Kookmin Bank (‘11)

Head Manager, Small & Medium-Sized Enterprises Division, Kookmin Bank (‘12)

Senior Executive Vice President, Corporate Banking Division, Kookmin Bank (‘13~‘14)

(concurrent) Deputy & Deputy President, Sales Group, Kookmin Bank (‘15)

(concurrent) Deputy & Deputy President, Management Planning Group, Kookmin Bank (‘16)

(concurrent) Deputy & Deputy President, Management Support Group, Kookmin Bank (‘17~present)

								459	—	2 years	—

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Ok Chan Kim	Male	July 1956	President	No	Yes	Oversees KB Financial Group	LL.B., Law, Yonsei University M.B.A., Helsinki School of Economics Head Manager, Finance Management, Kookmin Bank (‘08~‘10) Senior Executive Vice President, Finance Management Group, Kookmin Bank (‘10) Deputy & Deputy President, Business Management Group, Kookmin Bank (‘10~‘13) Vice President, Fitch (‘14) President and CEO, Seoul Guarantee Insurance Company Ltd. (‘14~‘15)	5,174	—	1 year 3 months	November 20, 2017

Ki Heon Kim	Male	October 1955	Vice President	No	Yes	Head of IT, CITO	B.A., Accounting, Hanyang University Branch Manager, Jungnanggyo Branch, Peace Bank of Korea Branch Manager, Sanggye-dong Branch, Peace Bank of Korea Expert Advisor, Finance Services Division, Samsung SDS (‘99~‘13) (concurrent) Senior Executive Vice President, IT Group, Kookmin Bank (‘15~present)	—	—	2 years 3 months	December 31, 2017

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Dong Cheol Lee	Male	October 1961	Vice President	No	Yes	Head of Strategy, CSO	LL.B., Law, Korea University LL.M. International Law, Tulane Law School Branch Manager, Taepyeong-dong Branch, Kookmin Bank Department Manager, Business Management Department, KB Financial Group Managing Director, Strategic Planning Department, KB Financial Group (‘12~‘13) Vice President, Business Management, KB Life Insurance Company (‘15) Senior Managing Director overseeing Strategic Planning Department and Synergy Creation Department, KB Life Insurance Company (‘16)	600	—	1 year 3 months	December 31, 2017

Jeong-Rim Park	Female	November 1963	Vice President	No	Yes	Head of WM	B.A., Business Administration, Seoul National University M.B.A., Seoul National University Division Manager, WM Division, Kookmin Bank (‘12~‘13) Managing Director, WM Business Division, Kookmin Bank (‘13~‘14) Vice President overseeing Risk Management, KB Financial Group (concurrent) Senior Executive Vice President, Risk Management Group, Kookmin Bank (‘14~‘15) Senior Executive Vice President, Credit Group, Kookmin Bank (‘16) (concurrent) Senior Executive Vice President, WM Group, Kookmin Bank, and Vice President, WM Unit, KB Securities Co., Ltd.	540	—	3 months	December 31, 2017

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Gwi-Sang Jeon	Male	July 1960	Vice President	No	Yes	Head of CIB	B.A., Economics, Pusan National University M.B.A., Helsinki School of Economics Head Manager, Conglomerate Sales Division, Kookmin Bank (‘12) Head Manager, Gangnam Regional Division, Kookmin Bank (‘13~‘14) Senior Managing Director, Corporate Banking Group, Kookmin Bank (‘15) Senior Executive Vice President, CIB Group, Kookmin Bank (‘16) (concurrent) Senior Executive Vice President, CIB Group, Kookmin Bank, and Vice President, IB Unit, KB Securities Co., Ltd. (‘17~present)	167	—	3 months	December 31, 2017

Ki-Hwan Kim	Male	March 1963	Senior Managing Director	No	Yes	Head of Risk Management, CRO (Chief Risk Officer)	B.A., Economics, Seoul National University Department Manager, Public Relations Department, KB Financial Group Department Manager, HR Department, Kookmin Bank Head, Task Force Team for HR System Improvement, Kookmin Bank Department Manager, HR Department, Kookmin Bank Managing Director overseeing Public Relations, KB Financial Group (‘15) (concurrent) Managing Director, Consumer Protection Group, Kookmin Bank (‘15) (concurrent) Managing Director, Risk Management Group, Kookmin Bank (‘16) (concurrent) Senior Managing Director, Risk Management Group, Kookmin Bank (‘17~present)	321	—	2 years 3 months	December 31, 2017

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Young Tae Park	Male	December, 1961	Senior Managing Director	No	Yes	Head of Data, CDO	M.S., Economics, Korea University Branch Manager, Gwanyang-dong Branch, Kookmin Bank Branch Manager, Jongam-dong Branch, Kookmin Bank Department Manager (Managing Director level), Marketing Department, Kookmin Bank (‘13~‘14) Head (Managing Director level), Story-based Finance Task Force Team, Kookmin Bank (‘14) Managing Director, Marketing Planning Department, KB Financial Group (‘15)	450	—	2 years 3 months	December 31, 2017

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Jae Hong Park	Male	April 1967	Senior Managing Director	No	Yes	Head of Global Strategy, CGSO	Ph.D., Economics, Princeton University Partner, Mckinsey & Company (‘95~‘08) Head, Global Strategy Office and Global Business Department, Samsung Fire & Marine Insurance Co., Ltd. (‘08~10) Head, Global Business Department, Samsung Fire & Marine Insurance Co., Ltd. (‘10~‘12) Head, Future Strategy Department and New Business Division, Hanhwa Life Insurance Co., Ltd. (‘13~‘14) Senior Managing Director, Marketing Planning, Strategy, and KB Research, KB Financial Group (‘15) (concurrent) Senior Managing Director, Global Business Division, Kookmin Bank (‘16~present)	—	—	2 years 3 months	December 31, 2017

Hong Seob Shin	Male	September 1962	Senior Managing Director	No	Yes	Head of Public Relations and Design Unit, CPRO	B.A., Spanish, Hankuk University of Foreign Studies M.B.A., Helsinki School of Economics Branch Manager, Northern Ahhyun Branch, Kookmin Bank (‘09~‘10) Chief Secretary, Kookmin Bank (‘10~‘12) Sales Department Manager, West Yeouido Branch, Kookmin Bank (‘12~‘14) Branch Manager, Mapo Station Branch, Kookmin Bank (‘14) Head Manager, Eastern Regional Division, Kookmin Bank (‘15) (concurrent) Managing Director, Consumer Brand Strategy Group, Kookmin Bank (‘16) (concurrent) Senior Managing Director, Customer Brand Strategy Group, Kookmin Bank (‘17~present)	580	—	1 year 3 months	December 31, 2017

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right

Kyung Yup Cho	Male	September 1961	Senior Managing Director	No	Yes	Head of KB Research	Ph.D., Business Administration, Yonsei Univeristy Head of Financial News and Political News, Maeil Business Newspaper Head of Financial News, Social Affairs and International News; Senior Editor, Maeil Business Newspaper Head of Maekyung Economy, Maeil Business Newspaper (‘09~‘11) Editor-in-Chief, Monthly Business Magazine, Maeil Business Newspaper (‘11~‘13)	800	—	3 years 9 months	December 31, 2017

Jae Geun Lee	Male	May 1966	Managing Director	No	Yes	Acting CFO and Head of Financial Planning	M.A., Economics, Sogang University Financial Engineering, Graduate School, Korea Advanced Institute of Science and Technology Chief Secretary, KB Financial Group Branch Manager, Pangyo Technovalley Branch, Kookmin Bank Department Manager, Financial Planning Department, KB Financial Group	119	—	3 months	December 31, 2018

Chang Gwon Lee	Male	November 1965	Managing Director	No	Yes	Head of Strategic Planning	B.A., Applied Statistics, Korea University Department Manager, Strategic Planning Department, KB Kookmin Card Co., Ltd. Department Manager, New Business Department, KB Kookmin Card Co., Ltd. Department Manager, Life Services Department, KB Kookmin Card Co., Ltd. Department Manager, Strategic Planning Department, KB Financial Group	—	—	3 months	December 31, 2018

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right
Dong Hwan Han	Male	January 1965	Managing Director	No	Yes	Head of Future Finance, CFIO	M.A., Geology, Seoul National University M.B.A., Washington University Secretary General, Board of Directors, KB Financial Group Department Manager, Strategic Planning Department, Kookmin Bank (concurrent) Managing Director, Future Channel Group, Kookmin Bank (‘17~present)	100	—	3 months	December 31, 2018

Chae Hyun Sung	Male	September 1965	Managing Director	No	Yes	Head of HR, CHRO	B.A., Accounting, Chonbuk National University Branch Manager, Jangwi 1-dong Branch, Kookmin Bank Branch Manager, Coex Branch, Kookmin Bank Department Manager, Private Banking Business, Kookmin Bank Branch Manager, Donga Media Branch, Kookmin Bank Chief Secretary, KB Financial Group (‘15~‘16) (Concurrent) Chief Secretary, Kookmin Bank (‘15~‘16)	450	—	3 months	December 31, 2018

Name	Gender	Date of Birth (mm. yyyy)	Position	Registered Officer (Yes / No)	Standing (Yes / No)	Responsibility	Education and Work Experience	Number of Shares Owned		Term	End of Term
								Shares with Voting Right	Shares without Voting Right
Pil Kyu Im	Male	March 1964	Managing Director	No	Yes	Compliance Officer	B.A., Agricultural Economics, Korea University M.S., Economics, Korea University Branch Manager, Nonhyeon Junction Branch, Kookmin Bank Department Manager, Financial Planning Department, Kookmin Bank Branch Manager, Star Tower Branch, Kookmin Bank Branch Manager, Gwanghwamun Branch, Kookmin Bank	445	—	1 year 3 months	January 10, 2018

Young Hyuk Jo	Male	April 1963	Managing Director	No	Yes	Head of Internal Audit	B.A., Economics, Dong-A University Branch Manager, Miryang Branch, Kookmin Bank Branch Manager, Jukjeon Station Branch, Kookmin Bank Branch Manager, Daerim-dong Branch, Kookmin Bank Head, Ansan Financial Center, Kookmin Bank	461	—	1 year 3 months	December 31, 2017

1.	Director Hong Lee’s term expires at the Ordinary General Meeting of Shareholders for FY2018.

B.	Management Concurrently Serving in Subsidiaries or other Companies

(1)	Management Concurrently Serving in Subsidiaries

(As of the date of submission of the Securities Registration Statement)
Name	Subsidiary	Title	Start of Term	Standing
Jong Kyoo Yoon	Kookmin Bank	President & CEO	November 2014	Yes
Hong Lee	Kookmin Bank	Deputy & Deputy President of Management Support Group	January 2017	Yes
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President of IT Group	January 2015	Yes
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President of WM Group	January 2017	Yes
	KB Securities Co., Ltd.	Vice President of WM Unit	January 2017	Yes
Gwi Sang Jeon	Kookmin Bank	Senior Executive Vice President of CIB Group	January 2016	Yes
	KB Securities Co., Ltd.	Vice President of IB Unit	January 2017	Yes
Jae Hong Park	Kookmin Bank	Senior Managing DirectorGlobal Business Division	January 2016	Yes
Ki Hwan Kim	Kookmin Bank	Senior Managing Director of Risk Management Group	January 2016	Yes
Hong Seob Shin	Kookmin Bank	Senior Managing Director of Consumer Brand Strategy Group	January 2016	Yes
Dong Hwan Han	Kookmin Bank	Managing Director of Future Channel Group	January 2017	Yes
Dong Cheol Lee	KB Securities Co., Ltd.	Non-Standing Director	December 2016	No
Jae Geun Lee	KB Insurance Co., Ltd.	Non-Standing Director	March 2017	No
	KB Kookmin Card Co., Ltd.	Non-Standing Director	February 2017	No

(2)	Management Concurrently Serving in Other Companies

(As of the date of submission of the Securities Registration Statement)
Name	Other Company	Title	Start of Term
Suk Ryul Yoo	Jung Mok Co., Ltd.	Representative Director	December 2013

C.	Employees

(As of March 31, 2017)								(Unit: KRW millions)
Business	Gender	Number of Employees					Average Length of Continuous Service	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
—	Male	135	—	—	—	135	31 months	4,134	31	—
—	Female	21	—	—	—	21	35 months	470	22	—
Total		156	—	—	—	156	31 months	4,604	30	—

1.	Total amount of annual salary: Total amount of annual salary paid to persons employed as of March 31, 2017
2.	Average annual wage per person: Total amount of annual salary / Number of persons employed as of March 31, 2017

2.	Compensation of Officers

<Overview of Compensation of All Directors and Auditor>

A.	Total Amount Approved at Meeting of Shareholders

			(Unit: KRW millions)
Category	Number of Persons		Amount Approved at Shareholders’ Meeting	Remarks
Registered Directors (Outside Directors)	9	(7)	2,500	—

1.	Number of persons as of March 31, 2017
2.	Amount approved at shareholders’ meeting represents the aggregate amount for all directors (including outside directors). Excludes compensation in the form of long-term incentive performance share grants.

B.	Compensation Paid

All Directors and Auditors

			(Unit: KRW millions)
Number of Persons	Total Amount of Compensation	Average Salary Per Person	Remarks
9	432	53	—

1.	Number of persons employed as of March 31, 2017
2.	Total amount of compensation (rounded to the nearest million) paid as of March 31, 2017
3.	Average salary per person (rounded to the nearest million) represents (i) the total amount paid divided by (ii) the number of applicable persons for the applicable disclosure period.

By Position

		(Unit: KRW millions)
Category	Number of Persons	Total Amount of Compensation	Average Salary Per Person	Remarks
Registered directors (excluding outside directors and members of the Audit Committee)	2	348	174	—
Outside directors (excluding members of the Audit Committee)	3	31	15	—
Members of the Audit Committee	3	54	13	—
Auditor	—	—	—	—

1.	Registered directors exclude outside directors. Outside directors exclude outside directors who are members of the Audit Committee.
2.	Number of persons employed as of March 31, 2017
3.	Total amount of compensation (rounded to the nearest million) paid as of March 31, 2017
4.	Average salary per person (rounded to the nearest million) represents (i) the total amount paid divided by (ii) the number of applicable persons for the applicable disclosure period.
5.	Compensation paid to directors was paid in accordance with the Company’s internal policies on compensation to directors.
6.	If the amount paid by Kookmin Bank to the Company’s registered directors who held concurrent positions at Kookmin Bank is taken into account, the total amount paid to the Company’s registered directors is KRW650 million (KRW348 million by KB Financial Group and KRW302 million by Kookmin Bank). Such amount includes KRW200 million of salary for 2017 (KRW108 million by KB Financial Group and KRW92 million by Kookmin Bank) and KRW450 million of performance-based short-term incentive payments based on the annual performance review in 2016 and paid in the first quarter of 2017 (KRW240 million by KB Financial Group and KRW210 million by Kookmin Bank).

C.	Compensation of Directors and Auditor (Individual Basis)

-	Deleted for quarterly report

D.	Grant and Exercise of Stock Options

-	Not applicable

VIII.	MATTERS RELATING TO AFFILIATED COMPANIES

1.	Status of Affiliated Companies

A.	Name and Affiliated Companies

(1)	Company Name: KB Financial Group Inc.

(2)	Affiliated Companies

As of the date of submission of the Securities Registration Statement, the Company comprises 35 companies – one holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries.

Classification	Company Name	Controlling Company	Business Registration Number	Remarks
Holding Company (1)	KB Financial Group Inc.	—	201-86-08254	Listed

First-Tier Subsidiaries (12)	Kookmin Bank	KB Financial Group Inc.	201-81-68693	Not listed
	KB Securities Co., Ltd.		116-81-29539	Not listed
	KB Insurance Co., Ltd.		202-81-48370	Listed
	KB Kookmin Card Co., Ltd.		101-86-61717	Not listed
	KB Life Insurance Company		101-86-05087	Not listed
	KB Asset Management		116-81-33z085	Not listed
	KB Capital Co., Ltd.		124-81-25121	Listed
	KB Savings Bank Co., Ltd.		215-87-62778	Not listed
	KB Real Estate Trust		120-81-67944	Not listed
	KB Investment Co., Ltd.		220-81-31799	Not listed
	KB Credit Information Co., Ltd.		107-81-71426	Not listed
	KB Data Systems Co., Ltd.		219-81-08226	Not listed
Second-Tier Companies (23)	Kookmin Bank International Ltd. (London)	Kookmin Bank	316-100231	Not listed (Overseas)
	Kookmin Bank Cambodia		110-100654	Not listed (Overseas)
	Kookmin Bank (China) Ltd.		112-124717	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.		680FC	Not listed (Overseas)
	Hyundai Savings Bank Co., Ltd.	KB Securities Co., Ltd.	120-81-11421	Not listed
	Hyundai Asset Management Co., Ltd.		107-87-14771	Not listed
	KBFG Securities America Inc.		8-48651	Not listed (Overseas)
	KB Securities Hong Kong Ltd.		20621408	Not listed (Overseas)
	Hyundai-TONGYANG Agrifood Private Equity Fund		107-87-50762	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		101-86-85586	Not listed
	KB-Eisen Private Equity Fund No.1		214-88-50785	Not listed
	KB 3rd Private Equity Joint Venture		733-86-00586	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance Co., Ltd.	220-87-48759	Not listed
	KB Sonbo CNS		220-87-90164	Not listed
	Leading Insurance Services, Inc.		20-3096860	Not listed (Overseas)
	LIG insurance (China) Co., Ltd.		320100400045285	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia		491/KMK.017/1997	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.		822-87-00610	Not listed
	KB KOLAO LEASING CO., LTD.	KB Capital Co., Ltd.	01-00020776	Not listed (Overseas)
	KoFC KBIC Frontier Champ 2010-5 (PEF)	KB Investment Co., Ltd.	211-88-51897	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2 Private Equity Fund		211-88-73362	Not listed
	KoFC Value-up Private Equity Fund		211-88-78839	Not listed
	Korea GCC Global Corporation PEF		261-81-11023	Not listed

B.	Organization of Affiliated Companies

1.	Source: Company sources

C.	Management Concurrently Serving at Affiliated Companies

(As of the date of submission of the Securities Registration Statement)
Name	Affiliated Company	Title	Start of Term	Standing
Jong Kyoo Yoon	Kookmin Bank	President	November 2014	Yes
Hong Lee	Kookmin Bank	Director & Senior Executive Vice President, Management Support Group	January 2017	Yes
Ki-Heon Kim	Kookmin Bank	Senior Executive Vice President, IT Group	January 2015	Yes
Jeong-Rim Park	Kookmin Bank	Senior Executive Vice President, WM Group	January 2017	Yes
	KB Securities Co., Ltd.	Vice President, WM Unit	January 2017	Yes
Gwi-Sang Jeon	Kookmin Bank	Senior Executive Vice President, CIB Group	January 2016	Yes
	KB Securities Co., Ltd.	Vice President, IB Unit	January 2017	Yes
Jae-Hong Park	Kookmin Bank	Senior Managing Director, Global Business Headquarters	January 2016	Yes
Ki-Hwan Kim	Kookmin Bank	Senior Managing Director, Risk Management Group	January 2016	Yes
Hong-Seob Shin	Kookmin Bank	Senior Managing Director, Consumer Brand Strategy Group	January 2016	Yes
Dong-Hwan Han	Kookmin Bank	Managing Director, Future Channel Group	January 2017	Yes
Dong-Cheol Lee	KB Securities Co., Ltd.	Non-executive Director	December 2016	No
Jae-Geun Lee	KB Insurance Co., Ltd.	Non-executive Director	March 2017	No
	KB Kookmin Card Co., Ltd.	Non-executive Director	February 2017	No

2.	Investment in Other Companies

(As of March 31, 2017)												(Unit: KRW millions, shares, %)
Company Name	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year
				Quantity	Shareholding Ratio	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Shareholding Ratio	Book Value	Total Assets	Net Income (Loss)
							Quantity	Amount
Kookmin Bank (Unlisted)	September 29, 2008	Share transfer at incorporation	12,227,020	404,379,116	100.00	14,821,721	—	—	—	404,379,116	100.00	14,821,721	301,205,007	967,766
KB Securities Co., Ltd. (Unlisted)	May 31, 2016	Addition as subsidiary	1,237,509	298,620,424	100.00	3,342,391	—	—	—	298,620,424	100.00	3,342,391	29,463,149	-344
KB Insurance Co., Ltd. (Listed)	June 24, 2015	Addition as subsidiary	651,403	26,472,759	39.81	1,053,690	—	—	—	26,472,759	39.81	1,053,690	29,352,211	295,780
KB Kookmin Card Co., Ltd. (Unlisted)	March 2, 2011	Addition as subsidiary	1,953,175	92,000,000	100.00	1,953,175	—	—	—	92,000,000	100.00	1,953,175	15,739,739	318,627
KB Life Insurance Company (Unlisted)	September 29, 2008	Addition as subsidiary	76,091	91,200,000	100.00	485,314	—	—	—	91,200,000	100.00	485,314	8,887,383	12,748
KB Asset Management (Unlisted)	September 29, 2008	Share transfer at incorporation	101,961	7,667,550	100.00	96,312	—	—	—	7,667,550	100.00	96,312	170,781	58,756
KB Capital Co., Ltd. (Listed)	March 20, 2014	Addition as subsidiary	279,870	11,180,630	52.02	279,870	—	—	—	11,180,630	52.02	279,870	7,452,823	96,696
KB Savings Bank Co., Ltd. (Unlisted)	January 2, 2012	Addition as subsidiary	171,526	8,001,912	100.00	157,544	—	—	—	8,001,912	100.00	157,544	1,078,130	10,319
KB Real Estate Trust (Unlisted)	September 29, 2008	Share transfer at incorporation	107,643	16,000,000	100.00	121,553	—	—	—	16,000,000	100.00	121,553	216,687	29,270
KB Investment Co., Ltd. (Unlisted)	September 29, 2008	Share transfer at incorporation	104,741	8,951,797	100.00	104,910	—	—	—	8,951,797	100.00	104,910	146,372	4,513
KB Credit Information Co., Ltd. (Unlisted)	September 29, 2008	Share transfer at incorporation	42,721	1,252,400	100.00	23,621	—	—	—	1,252,400	100.00	23,621	27,973	43
KB Data Systems Co., Ltd. (Unlisted)	September 29, 2008	Share transfer at incorporation	16,698	800,000	100.00	6,334	—	—	—	800,000	100.00	6,334	27,037	613

Total				—	—	22,446,435	—	—	—	—	—	22,446,435	—	—

1.	Financial status of the most recent fiscal year (FY2016) is based on K-IFRS separate financial statements.
2.	As a result of the Tender Offers that ended on May 12, 2017, the shareholding ratios of KB Insurance and KB Capital as of the date of the submission of the Securities Registration Statement are 94.3% and 79.7%, respectively.

IX.	OTHER MATTERS RELATING TO THE COMPANY NECESSARY FOR INVESTOR PROTECTION

1.	Related Party Transactions (Other than with the Largest Shareholder)

A.	Acquisition of Hybrid Bonds Issued by KB Capital

-	Date of acquisition (issue): March 27, 2015

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Subsidiary	The 299th private placement hybrid bonds	KRW50 billion	Additional capital	5.011%	March 27, 2045 (Renewable)

-	Date of acquisition (issue): September 24, 2015

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Subsidiary	The 320th private placement hybrid bonds	KRW50 billion	Additional capital	4.606%	September 24, 2045 (Renewable)

-	Date of acquisition (issue): March 29, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Subsidiary	The 343rd private placement hybrid bonds	KRW50 billion	Additional capital	4.396%	March 29, 2046 (Renewable)

-	Date of acquisition (issue): June 28, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Subsidiary	The 352nd private placement hybrid bonds	KRW50 billion	Additional capital	4.064%	June 28, 2046 (Renewable)

-	Date of acquisition (issue): November 28, 2016

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Subsidiary	The 367th private placement hybrid bonds	KRW50 billion	Additional capital	4.744%	2046.11.28 (Renewable)

-	Date of acquisition (issue): April 27, 2017

Company Name	Relationship	Type	Amount Issued	Purpose of Issuance	Interest Rate	Maturity Date
KB Capital	Subsidiary	The 378th private placement hybrid bonds	KRW50 billion	Additional capital	4.431%	April 2, 2047 (Renewable)

2.	Status of Disclosure

Date	Filing	Subject	Status
March 3, 2017	Response to inquiry disclosure	Response to request for inquiry disclosure (rumor or media coverage) regarding important management matter concerning a subsidiary

-   March 3, 2017: Request for inquiry disclosure from Korea Exchange g Request for inquiry disclosure regarding media coverage of renewed efforts on the part of KB Securities, a subsidiary, to sell Hyundai Savings Bank

-   March 3, 2017: Response to inquiry disclosure (not yet decided)

-   April 3, 2017: Response to inquiry disclosure (not yet decided)

-   May 12, 2017: Important management matter concerning investment decision

April 14, 2017	Promotion of conversion to wholly-owned subsidiaries	Promotion of conversion of KB Insurance to a wholly-owned subsidiary

-   April 4, 2017: Important management matter concerning investment decision

-   April 14, 2017: Report on key items (decision on share swap/transfer)

-   April 17, 2017: Registration statement of tender offer

-   April 17, 2017: Disclosure statement of tender offer

Promotion of conversion of KB Capital to a wholly-owned subsidiary

-   April 14, 2017: Important management matter concerning investment decision

-   April 14, 2017: Report on key items (decision on share swap/transfer)

-   April 17, 2017: Registration statement of tender offer

-   April 17, 2017: Disclosure statement of tender offer

3.	Summary of Minutes of the General Shareholders’ Meeting

Date	Agenda	Outcome	Remarks
9th General Shareholders’ Meeting (March 24, 2017)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2016 (Jan. 1 – Dec. 31, 2016) and the proposed distribution of dividend 2. Amend the articles of incorporation 3. Appoint directors (1 non-standing director, 6 outside directors) 4. Appoint outside director member of the audit committee 5. Appoint outside director member of the audit committee 6. Approve the maximum amount of director compensation	Approved as proposed	—

8th General Shareholders’ Meeting (March 25, 2016)

1. Approve financial statements (including consolidated financial statements) for fiscal year 2015 (Jan. 1 – Dec. 31, 2015) and the proposed distribution of dividend

2. Amend the articles of incorporation

3. Appoint directors (7 outside directors)

4. Appoint outside director member of the audit committee

5. Approve the maximum amount of director compensation

		Approved as proposed	Agenda items 3-2 and 4-2 were cancelled due to the withdrawal of candidacy

7th General Shareholders’ Meeting (March 27, 2015)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2014 (Jan. 1 – Dec. 31, 2014) and the proposed distribution of dividend 2. Amend the articles of incorporation 3. Appoint directors (1 non-standing director, 7 outside directors) 4. Appoint outside director member of the audit committee 5. Approve the maximum amount of director compensation	Approved as proposed	—

2014 Extraordinary General Shareholders’ Meeting (November 21, 2014)	1. Appoint 1 full-time director	Approved as proposed	—

Date	Agenda	Outcome	Remarks
6th General Shareholders’ Meeting (March 28, 2014)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2013 (Jan. 1 – Dec. 31, 2013) and the proposed distribution of dividend 2. Appoint outside directors 3. Appoint outside director member of the audit committee 4. Approve the maximum amount of director compensation	Approved as proposed	—

2013 Extraordinary General Shareholders’ Meeting (July 12, 2013)	1. Appoint 1 full-time director	Approved as proposed	—

5th General Shareholders’ Meeting (March 22, 2013)	1. Approve financial statements (including consolidated financial statements) for fiscal year 2012 (Jan. 1 – Dec. 31, 2012) and the proposed distribution of dividend 2. Appoint directors 3. Appoint outside director member of the audit committee 4. Approve the maximum amount of director compensation	Approved as proposed	—

4.	Contingent Liabilities, Etc.

A.	Major Legal Proceedings

[Matters Relating to Parent Company]

[KB Financial Group]

(1)	Appeal for Revocation of Rejection of a Petition for Correction of Corporate Tax (Seoul High Court 2016 Nu 47453)

Classification		Details
Date of filing	-	May 8, 2015
Parties	- -	Plaintiff: KB Financial Group, et al. Defendant: Head of National Tax Services, et al.
Details	-	KB Financial Group filed a petition with the Tax Tribunal for the correction of the corporate taxes that Kookmin Bank had paid in relation to the NPL Resolution Fund. Following its rejection by the tribunal, KB Financial Group filed a revocation claim but lost. KB Financial Group appealed.
Claimed amount	-	KRW5,396 million
Status	- -	April 8, 2016: First trial (Seoul Administrative Court 2015 Gu Hap 62415) – decided against the plaintiff Appeal in progress
Timeline and plan	-	Contingent on results of appeal
Potential impact	-	The Company is the plaintiff so no potential loss even if unsuccessful

(2)	Appeal against the Imposition of Corporate Tax, Etc. (Seoul Administrative Court 2017 Gu Hap 59260, etc.)

Classification		Details
Date of filing	-	March 22, 2017

Parties	-	Plaintiff: KB Financial Group, Kookmin Bank
	-	Defendant: Head of National Tax Services
Details	-	Since 2010, KB Financial Group has been filing consolidated tax returns for itself and its consolidated subsidiaries including Kookmin Bank. Additional corporate taxes were imposed on Kookmin Bank as a result of a tax review in 2013, and the parties filed an appeal with the National Tax Tribunal for the cancellation of the corporate taxes levied on KB Financial Group for fiscal years 2010 – 2012 and on Kookmin Bank for fiscal years 2008 – 2009, which was partially accepted. With respect to the part that was not accepted, a new complaint requesting cancellation of the imposition of corporate tax was filed.

Claimed amount	-	KRW24,100 million
Status	-	March 22, 2017: complaint filed

Timeline and plan	-	Contingent on results of the trial court
Potential impact	-	The Company is the plaintiff so no potential loss even if unsuccessful

[Matters Relating to Major Subsidiaries]

[Kookmin Bank]

(1)	Claim in Restitution for Unjust Enrichment (Supreme Court 2016 Na 10249)

Classification		Details
Date of filing	-	March 11, 2009

Parties	-	Plaintiff: [XX] Trading Co., Ltd., et al.
	-	Defendant: Kookmin Bank
Details	-	Kookmin Bank extended Yen-denominated loans to plaintiffs between 2005 and 2008. Beginning August 2008 the value of Yen gradually appreciated, and the amount of their borrowings in Won also increased. Plaintiffs filed a claim for damages against Kookmin Bank for violation of its duty to explain and for Kookmin Bank to return to plaintiffs the unfair profits gained from higher interest rates applied.

Claimed amount	-	KRW78 million
Status	-	July 7, 2011: Trial (Seoul Central District Court 2009 Ga Hap 27488) – Decided in favor of the defendant
	-	April 4, 2013: Appellate court (Seoul High Court 2011 Na 76114) – Partially decided against the defendant
	-	July 7, 2016: Supreme Court (Supreme Court 2013 Da 35764) – Decided in favor of the defendant (remanded)
	-	March 3, 2017: Retrial (Seoul High Court 2016 Na 10249) – Decided in favor of the defendant

Timeline and plan	-	Case closed – not applicable

Potential impact	-	All related cases were decided in favor of Kookmin Bank; accordingly, there is no impact on Kookmin Bank.

(2)	Claim in Restitution for Unjust Enrichment (Supreme Court 2013 Da 85455)

Classification		Details
Date of filing	-	September 26, 2011

Parties	-	Plaintiff: [XXX] C&C Co., Ltd.
	-	Defendant: Kookmin Bank
Details	-	Plaintiffs entered into a security agreement with Kookmin Bank and paid the fees and expenses incurred in establishing the security interest in favor of Kookmin Bank. Subsequently plaintiffs claimed that Kookmin Bank as the security interest holder should have paid such expenses and filed a claim for damages against Kookmin Bank.

Claimed amount	-	KRW437 million
Status	-	December 6, 2012: Trial (Seoul Central District Court 2011 Ga Hap 100645) – decided in favor of the defendant
	-	October 2, 2013: Appellate court (Seoul High Court 2013 Na 6478) – decided in favor of the defendant
	-	July 24, 2014: Supreme Court (Supreme Court 2013 Da 85455) – decided in favor of the defendant

Timeline and plan	-	Kookmin Bank prevailed in all of 132 similar cases.
	-	No plans in place as litigation has been concluded.
Potential impact	-	Relevant cases (133 including this case) have been decided in favor of Kookmin Bank; accordingly, there is no impact on Kookmin Bank.

(3)	Claim for Return of Redemption Payments (U.S. Bankruptcy Court, Southern District of New York, 08-01789 BRL)

Classification		Details
Date of filing	-	May 16, 2012

Parties	-	Plaintiff: Bernard L. Madoff Investment, et al.
	-	Defendant: Kookmin Bank
Details	-	Kookmin Bank invested client funds from [XX] Asset Management and ΔΔ Investment and Trust Management in Fairfield funds, which re-invested those funds in Bernard L. Madoff Investment Securities.
	-	Due to the Ponzi scheme fraud, Fairfield funds faced liquidation. Fairfield funds claimed that those investors who had redeemed out of Fairfield had been over-paid and that such unfair profits should be returned.

Claimed amount	-	KRW48,068 million
Status	-	Case put on hold at trial level while the progress of another related case is being monitored.

Timeline and plan	-	One similar case is in progress at trial court level (New York State Court 650638/2010). Kookmin Bank’s next course of action will depend on the outcome of similar cases in progress at courts in various jurisdictions including the United States.

Potential impact	-	Outcome of this case cannot be predicted as it has been put on hold. If decided against Kookmin Bank, Kookmin Bank would incur losses equivalent to the claimed amount.

(4)	Damages Claim (Supreme Court 2016 Da 215011)

Classification		Details
Date of filing	-	June 25, 2012

Parties	-	Plaintiff: [XXX] Rotary Service Co., Ltd.
	-	Defendant: Kookmin Bank, et al.
Details	-	Kookmin Bank had entered into a 5-year management agreement with the government and a 7-year system service agreement with KLS, but it lost the bid to become the second phase Lotto business operator. KLS claimed that it had suffered losses due to the gap in the duration of Kookmin Bank’s management agreement and system service agreement.

Claimed amount	-	KRW108,070 million
Status	-	June 10, 2015: Trial (Seoul Central District Court 2012 Ga Hap 519437) – decided in favor of the defendant
	-	February 18, 2016: Appellate court (Seoul High Court 2015 Na 2032828) – decided in favor of the defendant.
	-	December 16, 2016: Supreme Court (Supreme Court 2016 Da 215011) – decided in favor of defendant.

Timeline and plan	-	Not applicable as litigation has been concluded.
Potential impact	-	As litigation has been concluded with a judgment, there is no impact on Kookmin Bank.

(5)	Settlement (Supreme Court 2016 Da 215134)

Classification		Details
Date of filing	-	November 30, 2012
Parties	-	Plaintiff: Korea Export-Import Bank, et al.
	-	Defendant: Kookmin Bank
Details	-	When [XX] Shipbuilding and Marine Engineering was put under a restructuring program, Kookmin Bank expressed its intention to receive the liquidation value of the shipbuilder’s bonds owned by Kookmin Bank but rejected the liquidation value offered by the creditors’ group and filed a suit. Certain members of the creditors’ group filed a suit against Kookmin Bank and claimed that Kookmin Bank should pay a settlement amount pursuant to a voluntary agreement among the shipbuilder’s creditor banks.
Claimed amount	-	KRW46,409 million

Status	-	August 22, 2014: Trial (Seoul Central District Court 2012 Ga Hap 101096) – decided against the defendant
	-	February 4, 2016: Appellate court (Seoul High Court 2014 Na 2032692) – decided against the defendant.
	-	February 25, 2016: All parties have appealed and the case is on appeal at the Supreme Court.

Timeline and plan	-	Written submissions have been filed by the parties. This case is being handled in coordination with another similar case (Supreme Court 2016 Da 215127).
Potential impact	-	Damages (including interest) were paid to plaintiffs following the trial court’s decision. Accordingly, there would be no financial impact even if unsuccessful at the Supreme Court.

(6)	Short-Term Export Insurance Claim (Seoul Central 2016 Ga Hap 519183)

Classification		Details
Date of filing	-	April 6, 2016

Parties	-	Plaintiff: Kookmin Bank
	-	Defendant: Korea Trade Insurance Corporation (K-Sure)
Details	-	Kookmin Bank purchased export bonds issued by Mo OO Co., Ltd. based on export credit guarantees issued by K-Sure as collateral. Borrower defaulted on its debt, and Kookmin Bank claimed insurance payments by K-Sure. K-Sure rejected insurance payments in full, and Kookmin Bank’s claim was dismissed. Kookmin Bank filed a suit against K-Sure for the short-term export insurance payment.

Claimed amount	-	KRW54,905 million
Status	-	In progress at trial court level (Seoul Central 2016 Ga Hap 519183)

Timeline and plan	-	October 18, 2016: Oral argument scheduled. Outcome cannot be predicted.
Potential impact	-	As of end of March 2017, Kookmin Bank has recognized the KRW equivalent of the export bond amount (KRW52,671 million, US$47,182,104) as provision.

[KB Securities]

(1)	Claims for Damages (Supreme Court 2016 Da 224626)

Classification		Details
Date of filing	-	March 21, 2014

Parties	-	Plaintiff: KB Securities
	-	Defendant: [XX] Inc.
Details	-	Plaintiff seeks damages for a breach of specified trust contract (dated as of February 16, 2012; amount in trust: KRW50,000 million

Claimed amount	-	KRW2,375 million
Status	-	June 5, 2015: Trial – decided in favor of defendant.
	-	April 29, 2016: Appellate – decided in favor of defendant
	-	Case is on appeal at Supreme Court

Timeline and plan	-	Awaiting results of appeal

Potential impact	-	KB Securities is the plaintiff so no potential loss even if unsuccessful

(2)	Claims for Damages (Changwon District Court 2016 Ga Hap 55752)

Classification		Details
Date of filing	-	December 21, 2016

Parties	-	Plaintiff: [XXX] et al.
	-	Defendant: KB Securities
Details	-	Plaintiff claims defendant’s [XX] branch employee induced plaintiff to deposit investment funds into the account owned by [XXX] (the employee’s personal associate) with promise of high return on investment. Upon not being able to recover the principal, let alone any return on its investment, plaintiff claims damages based on a vicarious liability theory.

Claimed amount	-	KRW3,361 million

Status	-	March 23, 2017: Scheduled trial date

Timeline and plan	-	Dispute vicarious liability theory (plaintiffs are not defendant’s customers)
	-	Need to specify claim amount for each plaintiff (criminal charges to be filed against branch employee).

Potential impact	-	Probability of loss is low because there is no privity between plaintiffs and defendant.

[Hyundai Savings Bank]

(1)	Claims for Damages (Seoul High Court 2017 Na 2013241)

Classification		Details
Date of filing	-	July 7, 2015

Parties	-	Plaintiff: Hyundai Savings Bank
	-	Defendant: [XX] Construction Inc.
Details	-	Plaintiff extended a loan for the remaining balance on the purchase of a shopping arcade to [XXX] Holdings Inc. and received from the construction company [XX] Construction Inc. in connection therewith a commitment to cooperate in obtaining a security interest of the highest priority; however, [XX] Construction Inc. failed to fulfill its obligations in obtaining such security interest, and the plaintiff was unable to collect on its interest in the auction of the collateral due to a higher priority mortgage of another creditor, resulting in a claim for damages against [XX] Constructions Inc.

Claimed amount	-	KRW821 million
Status	-	Trial – partially decided in favor of plaintiff and received KRW1,024 million as provisional payment from defendant
	-	Both plaintiff and defendant appealed the trial court judgment, and the case is on appeal at the appellate court

Timeline and plan	-	May 21, 2017: Appellate court defense preparation court date

Potential impact	-	Hyundai Savings Bank is the plaintiff so no potential loss even if unsuccessful

(2)	Claim in Restitution for Unjust Enrichment (Supreme Court 2017 Da 223408)

Classification		Details
Date of filing	-	August 6, 2015

Parties	-	Plaintiff: [XXXXX] Inc.
	-	Defendant: Hyundai Savings Bank

Details	-	Plaintiff filed a claim in restitution for unjust enrichment in connection with the excess payment made when Hyundai Savings Bank received repayment for a loan from the plaintiff without applying proceeds from the sale of stock that was pledged as collateral and the public auction of the mortgaged real estate.

Claimed amount	-	KRW2,505 million

Status	-	Trial court partially decided in favor of the defendant and appeal was made after a KRW2,921 million payment was publicly deposited on September 12, 2016
	-	March 15, 2017: Appellate court – decided in favor of the plaintiff with an adjustment to the interest amount
	-	Case is on appeal at Supreme Court

Timeline and plan	-	Awaiting results of appeal

Potential impact	-	As payment of the judgment (principal and interest) was made after the trial court judgment, no potential loss to Hyundai Savings Bank even if appeal is unsuccessful

(3)	Claim in Restitution for Unjust Enrichment (Seoul Central District Court 2016 Ga Hap 561320)

Classification		Details
Date of filing	-	October 14, 2016

Parties	-	Plaintiff: [XXXXX] Inc.
	-	Defendant: Hyundai Savings Bank

Details	-	Plaintiff is the owner of [XXXXX] apartment in [XX]-eup of Chilgok and filed a claim for warranty against defects against Hyundai Savings Bank as joint seller of the apartments at the time of their construction

Claimed amount	-	KRW1,000 million

Status	-	In progress at trial court

Timeline and plan	-	Probability of loss is low because of prior requests to [XXXXX] Inc. for various renouncements and the statute of limitations for restitution for unjust enrichment has passed

Potential impact	-	Expected to recognize provisions in accordance with the trial court judgment

[KB Kookmin Card]

(1)	Claim for Damages (Seoul High Court 2017 Na 2006007, etc.)

Classification		Details
Date of filing	-	Total 118 cases between January 20, 2014 and March 31, 2017

Parties	-	Plaintiff: App. 83,000 individuals including plaintiff Kang [XX]
	-	Defendant: KB Kookmin Card, NH NongHyup, Lotte Card, KCB et al.

Details	-	Lawsuits for recovery of damages for emotional distress caused by leakage of personal information

Claimed amount	-	KRW10,396 million

Status	-	January 22, 2016: Seoul Central District Court (2014 Ga Hap 000000) ordered payment to each plaintiff of KRW100,000 in damages for emotional distress. 71 additional lawsuits with similar claims were filed thereafter.
	-	All of the cases that have been decided have been appealed.

Timeline and plan	-	Judgments for Seoul Central District Court 2014 Ga Dan 00000 and other cases are expected in 2017, and if the decisions are unfavorable even in part, Kookmin Bank intends to appeal all of them.

Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW10,261 million as provision.

(2)	Criminal Action Related to Information Leakage (Seoul High Court 2016 Noh 2150)

Classification		Details
Date of filing	-	April 29, 2015

Parties	-	Prosecution: Seoul Central District Prosecutors’ Office
	-	Defendant: KB Kookmin Card, NH NongHyup, Lotte Card

Details	-	Case brought against defendants for failure to take technical, managerial and physical measures necessary to ensure a safe handling of customers’ personal information, which caused invasion and leakage of such information

Claimed amount		-

Status	-	July 15, 2016: Seoul Central District Court partially decided against defendants and imposed a fine of KRW15 million

Timeline and plan	-	Court decided that the defendants did not violate the Use and Protection of Credit Information Act or the Act on Promotion of Information and Communication Network Utilization and Information Protection, etc. but that the defendants violated the Act on Protection of Personal Information. The company appealed the latter on July 22, 2016, and the appeal is currently in progress.

Potential impact		KRW15 million in penalty.

(3)	Claim for Damages (Supreme Court 2015 Da 37344)

Classification		Details
Date of filing	-	September 13, 2010

Parties	-	Plaintiff: [XXXX] Inc. and 18 others
	-	Defendant: KB Kookmin Card et al.

Details	-	VAN agency plaintiffs claim damages against VAN (value added network) companies and credit card companies due to a collusive reduction of VAN commissions among financial institutions

Claimed amount	-	KRW1,138 million

Status	-	May 22, 2015: Partially decided against defendants, and appeal trial currently in progress

Timeline and plan	-	Will respond according to results of trial

Potential impact	-	Based on a reasonable estimation of the probability of loss, KB Kookmin Card has recognized the expected damages, interest and other litigation expenses in the amount of KRW1,285 million as provision.

(4)	Appeal for Cancellation of Imposition of Value Added Tax, Etc. (Seoul Administrative Court 2014 Gu Hap 63169, etc.)

Classification		Details
Date of filing	-	July 16, 2014~September 20, 2016 total five cases

Parties	-	Plaintiff: KB Kookmin Card
	-	Defendant: Head of [XX] Tax Services and 28 others

Details	-	Plaintiff filed an appeal for the cancellation of taxes on payments made to overseas credit card companies, which were recognized as fee income, claiming such payments were non-taxable as overseas services

Claimed amount	-	KRW17,832 million

Status	-	Trial in progress

Timeline and plan	-	Contingent on results of the trial court

Potential impact	-	The Company is the plaintiff so minor potential loss even if unsuccessful, and a refund of value added tax equal to the claimed amount will be made if successful.

As of the date of the Securities Registration Statement, KB Kookmin Card is involved in 16 lawsuits other than the ones above, and none is expected to have a material effect on its operations.

[KB Life Insurance]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Asset Management]

-	Claim for Damages (Seoul Southern District Court 2016 Ga Dan 255471)

Classification		Details
Date of filing	-	November 8, 2016

Parties	-	Plaintiff: Plaintiff Shin (Wellian 7 Investor)
	-	Defendant: KB Asset Management

Details	-	Plaintiff is an investor for the KB Wellian 7 real estate fund. Plaintiff claims defendant violated managers’ good faith principles and investor protection duties in connection with business expense payments.

Claimed amount	-	KRW105 million

Status	-	March 3, 2017: Decision date of arbitration

Timeline and plan	-	To respond based on arbitration result.

Potential impact	-	Expected to recognize provisions in accordance with the trial court judgment

[KB Capital]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Savings Bank]

-	Opposition to Dividend Distribution (Buchon District Court 2016 Ga Hap 454)

Classification		Details
Date of filing	-	November 8, 2016

Parties	-	Plaintiff: KB Savings Bank
	-	Defendant: Defendant Cho

Details	-	Plaintiff is a senior subordinated creditor, and claims dividend distributed to junior subordinated creditor without distributing to senior subordinated creditors as part of cyclical dividend violated priority rules

Claimed amount	-	KRW280 million (portion of total claim applicable to plaintiff)

Status	-	Litigation in progress in Seoul Southern District Court.

Timeline and plan	-	To respond based on litigation result.

Potential impact	-	KB Savings Bank is the plaintiff so no potential loss even if unsuccessful.

[KB Real Estate Trust]

(1)	Change of First Priority Recipient (Seoul Central District Court 2016 Ga Hap 545298)

Classification		Details
Date of filing	-	August 12, 2016

Parties	-	Plaintiff: [XX] Port Holdings Inc. and one other
	-	Defendant: KB Real Estate Trust

Details	-	Plaintiff claims KB Real Estate Trust convinced [XX] Jeon to cooperate in changing the first priority recipient in a commercial contract despite plaintiff being subrogated all of [XX] Jeon’s rights under the contract, and filed a lawsuit to demand recipient name change and damages.

Claimed amount	-	KRW1,442 million

Status	-	Trial in progress

Timeline and plan	-	Judgment expected on June 15, 2017; KB Real Estate Trust will respond based on litigation result.

Potential impact	-	Claimed that KB Real Estate Trust did not previously agree to changing the first priority beneficiary under the mortgage trust agreement and could not have proceeded with the change unilaterally; [XX] Jeon, as independent party, currently in dispute with plaintiff; no potential loss on property of KB Real Estate Trust is thus likely.

(2)	Damages for Rent (Seoul Eastern District Court 2016 Ga Hap 110008)

Classification		Details
Date of filing	-	November 17, 2016

Parties	-	Plaintiff: [XX] Inc. Planings
	-	Defendant: KB Real Estate Trust

Details	-	Trustor plaintiff claims KB Real Estate Trust did not take proper measures to address illegal occupant in the property and seeks damages for rent.

Claimed amount	-	KRW768 million

Status	-	Trial in progress

Timeline and plan	-	June 21, 2017: Scheduled trial date; written submissions have been filed by the parties.

Potential impact	-	Claimed that under the mortgage trust agreement, disposal proceedings had commenced upon first priority beneficiary’s request, and therefore trustor’s rights over property had been extinguished and trustor had obligation to turn over property in trust to KB Real Estate Trust; possibility of KB Real Estate Trust losing the case is low, thus no potential loss on its property is likely.

(3)	Damages for Repair of Defects (Seoul Central District Court 2016 Ga Hap 568697)

Classification		Details
Date of filing	-	November 22, 2016

Parties	-	Plaintiff: Cheongna Apartments Resident Organization Representative
	-	Defendant: KB Real Estate Trust and two others

Details	-	Representative of residents of the property in trust apartment submitted a claim for damages in lieu of defect repairs against KB Real Estate Trust, construction company and defect repair insurance company (claim for KRW2,017 million; filed on December 26, 2016)

Claimed amount	-	KRW2,017 million

Status	-	Trial in progress

Timeline and plan	-	Awaiting appraisal results; trial date to be determined

Potential impact	-	Claimed that, based on Supreme Court precedent, trustor is deemed to be distributor of property due to termination of trust, and therefore KB Real Estate Trust has no obligation to pay damages; possibility of KB Real Estate Trust losing the case is low, thus no potential loss on its property is likely.

(4)	Claim for Sales Proceeds (Seoul Central District Court 2016 Ga Hap 568673)

Classification		Details
Date of filing	-	November 30, 2016

Parties	-	Plaintiff: [XX] Choi
	-	Defendant: KB Real Estate Trust

Details	-	Plaintiff, a creditor of trust beneficiary claims, alleges that KB Real Estate Trust failed to pay to the plaintiff the proceeds from the sale of ownership right of trust property to certain buyers and demands payment.

Claimed amount	-	KRW455 million

Status	-	Trial in progress

Timeline and plan	-	May 23, 2017: Scheduled trial date; written submissions have been filed by the parties.

Potential impact	-	Claimed that KB Real Estate Trust has not received any proceeds, and that the plaintiff’s right to trust income does not exist, since even the bonds of the beneficiary whose claims are superior to the plaintiff’s, as proceeds of the sale, have not been reimbursed; possibility of KB Real Estate Trust losing the case is low, thus no potential loss on its property is likely.

[KB Investment]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

[KB Credit Information]

-	Retirement Benefits

Classification		Details
Date of filing	-	September 3, 2015 et al. 7 cases

Parties	-	Plaintiff: Plaintiff Nah, et al.
	-	Defendant: KB Credit Information

Details	-	Contract collector and claim investigator filed a lawsuit claiming that they are employees of defendant and therefore are entitled to retirement benefits.

Claimed amount	-	KRW1,828 million

Status	-	Litigation in progress at trial court

Timeline and plan	-	To respond based on litigation result.

Potential impact		-

-	Unpaid commission (Seoul Western District Court 2016 Ga Dan 219399)

Classification		Details
Date of filing	-	May 13, 2016

Parties	-	Plaintiff: Plaintiff Koh
	-	Defendant: KB Credit Information

Details	-	Plaintiff alleges that KB Credit Information misappropriated commission it owed and filed a lawsuit

Claimed amount	-	KRW36 million

Status	-	Litigation in progress at appellate court

Timeline and plan	-	To respond based on litigation result.

Potential impact		-

[KB Data Systems]

As of the date of submission of the Securities Registration Statement, there are no legal actions against the relevant subsidiary targeting the assets of the such subsidiary that may have a material effect on the subsidiary’s operations.

B.	Promissory Notes and Checks for Mortgage or Collateral

[Matters Relating to the Controlling Company]

<KB Financial Group>

•	Not applicable

[Matters Relating to the Main Subsidiaries]

[KB Securities]

(As of March 31, 2017)	(Unit: KRW millions)
Provider	Number	Amount	Remarks
Bank	—	—	—
Financial institution (Excluding Banks)	4	82,500	Call money collateral
Corporations	—	—	—
Other (individuals)	—	—	—

C.	Payment Guarantees, Agreements and Other Contingent Liabilities

[KB Financial Group]

(1)	The composition of payment guarantees as of March 31, 2017 and December 31, 2016 is as follows:

		(Unit: KRW millions)
Type		As of March 31, 2017	As of December 31, 2016
Confirmed payment guarantees
Confirmed payment guarantees in local currency	Payment guarantees for KB purchased loans	335,444	329,051
	Other payment guarantees in local currency	583,443	858,951

	Subtotal	918,887	1,188,002

Type		As of March 31, 2017	As of December 31, 2016
Confirmed payment guarantees in foreign currency	Acquisitions of letters of credit	217,478	234,125
	Shipping guarantees	61,292	64,189
	Bid bonds	43,061	64,242
	Performance bonds	654,707	703,076
	Refund guarantees	1,432,507	1,689,343
	Other payment guarantees in foreign currency	1,530,368	1,593,770

	Subtotal	3,939,413	4,348,745

Financial guarantees	Payment guarantees for issuing corporate bonds	31,000	31,000
	Payment guarantees for mortgage	37,599	25,994
	Overseas debt guarantees	261,796	272,255
	International financing guarantees in foreign currencies	48,912	52,961
	Other financial payment guarantees	271,613	334

	Subtotal	650,920	382,544

Total confirmed payment guarantees		5,509,220	5,919,291

Unconfirmed payment guarantees
Unconfirmed payment guarantees	Guarantees of letters of credit	1,786,767	2,068,105
	Refund guarantees	138,591	217,272
Total unconfirmed payment guarantees		1,925,358	2,285,377

Total		7,434,578	8,204,668

(2)	The composition of commitments as of March 31, 2017 and as of December 31, 2016 is as follows:

	(Unit: KRW millions)
Type	As of March 31, 2017	As of December 31, 2016
Commitments
Corporate loan commitments	32,286,101	35,723,627
Consumer loan commitments	16,093,469	15,789,809
Credit line on credit cards	45,994,303	43,937,899
Other agreements to purchase securities, etc.	1,994,589	1,554,221

Subtotal	96,368,462	97,005,556

Financial Guarantees
Credit Line	3,451,255	3,334,648
Agreements to purchase securities	278,200	1,029,100

Subtotal	3,729,466	4,363,748

Total	100,097,928	101,369,304

(3)	Other Matters

1)	The Company has filed 146 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of KRW486,666 million and faced 300 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate claims of KRW279,085 million, which were still pending as of March 31, 2017.

2)	The face value of the securities which Kookmin Bank sold to general customers through the bank tellers amounts to KRW2,020 million and KRW5,731 million as of March 31, 2017 and as of December 31, 2016, respectively.

3)	While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, KB Kookmin Card received a notification from the Financial Services Commission that KB Kookmin Cards is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the consolidated entities face 119 legal claims filed as the defendant, with an aggregate claim of KRW10,399 million as of March 31, 2017. A provision liability of KRW10,261 million has been recognized for these pending lawsuits. In addition, additional lawsuits may be filed against the Company. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

[Matters Relating to the Controlling Company]

<KB Financial Group>

(1)	Details relating to the agreements made between the Company and financial institutions as of March 31, 2017 and as of December 31, 2016 are as follows:

	(Unit: KRW millions)
Type	Financial institution	As of March 31, 2017		As of December 31, 2016
		Amount of commitment	Amounts withdrawn	Amount of commitment	Amounts withdrawn
General loans	KEB Hana Bank	50,000	—	50,000	—

Total		50,000	—	50,000	—

[Matters Relating to the Main Subsidiaries]

[Kookmin Bank]

A.	Guarantees

(As of March 31, 2017)				(Unit: KRW millions)
Customer	Number	Start Date (yyyy.mm.dd)	Maturity Date (yyyy.mm.dd)	Confirmed / Unconfirmed	Total
Hyundai Heavy Industries Co., Ltd.	1	2012.06.07	2017.06.07	Confirmed	28,904
	2	2012.12.14	2017.06.07	Unconfirmed	1,582
	3	2014.03.03	2017.09.01	Unconfirmed	2,341
	4	2014.03.03	2017.09.01	Confirmed	417,005

	Total				449,832

Samsung Heavy Industries Co., Ltd.	1	2013.07.09	2017.07.06	Unconfirmed	51,671
	2	2013.07.09	2017.07.06	Confirmed	264,324
	3	2013.09.27	2017.09.22	Unconfirmed	24
	4	2013.09.27	2017.09.22	Confirmed	16,557
	5	2015.07.09	2017.07.06	Confirmed	82,496
	6	2016.09.23	2017.09.22	Confirmed	391

	Total				415,463

Customer	Number	Start Date (yyyy.mm.dd)	Maturity Date (yyyy.mm.dd)	Confirmed / Unconfirmed	Total
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	1	2012.08.31	2017.05.26	Unconfirmed	40,737
	2	2012.10.29	2017.04.28	Confirmed	14,254
	3	2015.07.10	2017.04.29	Unconfirmed	30,336
	4	2015.07.10	2017.04.29	Confirmed	305,153
	5	2016.07.04	2017.07.04	Confirmed	7,878

	Total				398,359

Shinsegae Co., Ltd.	1	2015.05.08	2020.05.08	Confirmed	334,830

	Total				334,830

Hyundai Rotem Co., Ltd.	1	2012.12.07	2017.06.07	Unconfirmed	2,099
	2	2012.12.07	2017.06.07	Confirmed	56,406
	3	2013.05.07	2017.11.03	Confirmed	191,618

	Total				250,124

Hankook Tire Co., Ltd.	1	2014.12.10	2017.12.08	Confirmed	34,022
	2	2015.11.19	2018.11.19	Confirmed	170,112
	3	2016.05.26	2019.05.24	Confirmed	23,135
	4	2016.08.31	2018.03.16	Unconfirmed	10,512
	5	2016.08.31	2018.03.16	Confirmed	321
	6	2015.03.16	2018.03.16	Unconfirmed	48
	7	2015.03.16	2018.03.16	Confirmed	315

	Total				238,465

1.	Based on confirmed and unconfirmed payment guarantee balances in K-IFRS financial statements.
2.	The start dates and maturity dates are listed on the basis of the underlying limited account guaranteeing payment .
3.	Listed by transaction if the total of a lender is equal to 1% or above of the equity capital as of March 31, 2017 (KRW236,491 million) in K-IFRS financial statements.

[KB Securities]

A.	Guarantees

	(Unit: KRW millions)
Type	Provided Entity	1Q 2017	2016
Purchase Guarantee Agreements	SONGDO P5 1ST CO., LTD. and 19 others	710,606	730,694

	Subtotal	710,606	730,694

Payment Guarantees and Purchase Commitments	Namyangju Hwado 1st Co., Ltd.(*)	2,400	2,400
	New NC 9th Limited Company(*)	10,000	10,000
	Double JSY Co., Ltd.(*)	15,000	15,000
	SMART DONGTAN 2ND CO., LTD.(*)	10,000	10,000
	CD2 2nd Co., Ltd.(*)	70,000	70,000
	IBUPCJeilcha.Co., Ltd.(*)	3,000	3,000
	R1 1st Co., Ltd.(*)	10,000	10,000
	Annexable Co., Ltd.(*)	4,201	5,100
	SDW2 Co., Ltd.(*)	9,500	9,500

Type	Provided Entity	1Q 2017	2016
	SM Sejong 1st Co., Ltd.(*)	10,000	10,000
	Able Neo 1st Co., Ltd.	60,000	60,000
	Able DCM Green Co., Ltd.(*)	15,900	22,500
	Able DCM 2nd Co., Ltd.(*)	30,000	30,000
	Able DCM Fire Co., Ltd.	20,200	20,200
	Able DCM White Co., Ltd.(*)	8,700	8,700
	AbleDFI series 1 Co., Ltd.(*)	20,300	20,300
	Able Land 1st Co., Ltd.(*)	40,000	40,000
	Able Rich 1st Co., Ltd.(*)	9,500	12,500
	Able Mow 1st Co., Ltd.(*)	39,300	39,300
	Able Sosa 3rd Co., Ltd.(*)	68,200	69,000
	Able Sosa 2nd Co., Ltd.(*)	71,500	72,200
	Able Sosa 1st Co., Ltd(*)	71,500	72,200
	Able Songdo 1st Co., Ltd.(*)	20,000	20,000
	Able ST 1st Co., Ltd.	—	6,000
	Able HS Co., Ltd.(*)	30,000	30,000
	ABLE NS Co., Ltd.(*)	42,000	42,000
	Able LKP Co., Ltd.(*)	21,500	21,500
	Able Yongjuk 1st Co., Ltd.(*)	9,400	10,000
	AbleE&D No. 2 Co., Ltd.(*)	10,200	11,900
	Ablehana Co., Ltd.(*)	16,500	16,500
	Able Haewondae First Co., Ltd.(*)	100,000	100,000
	Able Hosoo 1st Co., Ltd.(*)	10,000	10,000
	AA03 2nd Co., Ltd.(*)	8,600	8,600
	HWS Co., Ltd.(*)	10,000	10,000
	LSM 1st Co., Ltd.(*)	10,000	10,000
	MS Sejong 4th Co., Ltd.(*)	10,000	10,000
	Able Ocean Co., Ltd.(*)	22,000	24,000
	HB Realty Partners Co., Ltd.	40,000	44,300
	Chungju Technopolis Co., Ltd.	—	20,000
	kbpark1 Co., Ltd.(*)	30,000	30,000
	Gimpo Gamjungdong Apartment Development Project	—	8,400
	Namdaemun Multi-Complex Building Development Project	90,000	90,000
	Munjung UrBan Development 10BL Multi-Complex Development Project	48,480	50,600
	Munjungdong 1-1 District Knowledge Industry Center	5,000	5,000
	Segok2-Area Apartment Development Project	7,500	7,500
	ShinDongtan Park 2-Cha Xi Construction	15,980	19,850

Type	Provided Entity	1Q 2017	2016
	SLVPFV Co., Ltd.	41,000	41,000
	Yongsan International Building Vicinity 4-District Urban Environment Improvement Project	20,000	20,000
	Pyongtaek Sosa 2-District Hyosung Harrington Place Construction Project	75,100	77,900
	Wonju Central Neighborhood Park PF	30,000	16,000
	Golden Egg Investment Co., Ltd.	30,200	30,500
	Growth Investment 1st Co., Ltd.(*)	47,400	47,400
	New Star Dream Co., Ltd.	21,000	21,000
	New Star Myeonmok Co., Ltd.	15,000	15,000
	New Star Sondgo View Co., Ltd.	20,000	20,000
	New Star Ara Plaza Co., Ltd.	9,700	9,700
	New Star Yeoido Park One Co., Ltd.	20,000	20,000
	Lucky Investment Co., Ltd.	20,500	20,500
	BKB 3rd Co., Ltd.	19,200	19,200
	BKB 2nd Co., Ltd.	16,600	19,200
	SM Investment 4th Co., Ltd.	12,400	12,400
	SM Investment 5th Co., Ltd.	2,300	2,300
	SM Investment 2nd Co., Ltd.	2,000	2,000
	SM Investment 1st Co., Ltd.	18,600	18,600
	SEM Investment Co., Ltd.	24,300	24,300
	JKEB 1st Co., Ltd.	—	4,900
	Huin Investment Co., Ltd.	20,500	20,600
	ABLE Jungdong Co., Ltd.(*)	16,800	—
	Start 3 The First Co., Ltd.(*)	48,600	—
	LOG 1ST Co.,Ltd.	44,300	—
	LOG 2nd Co.,Ltd.	20,000	—
	2014 Ableyopo 2nd Co., Ltd.	—	14,000
	Happycell 1st Co., Ltd.	—	20,000
	ELP 5th Co., Ltd.	—	12,000
	HDBKJeilcha Co., Ltd.	—	5,000
	ABLE7VALLEY CO., LTD.	—	30,300
	UVD 1st Co., Ltd.	—	10,000

	Subtotal	3,173,073	3,233,238

Total		3,173,073	3,233,238

(*)	Payment guarantees to consolidated subsidiaries.

B.	Other Contingent Liabilities

(1)	Agreements with Financial Institutions

	(Unit: KRW millions)
Agreement	Financial Institution	1Q 2017	2016	2015
Overdraft loans (including day overdrafts)	Kookmin Bank and others	514,500	539,500	500,000
General loans	Kookmin Bank and others	46,000	47,000	60,000
Securities distribution financing	Korea Securities Finance Corporation	700,000	700,000	700,000
Working capital loans (proprietary)	Korea Securities Finance Corporation	500,000	500,000	500,000
Discounted bills (proprietary)	Korea Securities Finance Corporation	200,000	200,000	200,000
Discounted bills	Korea Securities Finance Corporation	Balance of subscription deposit	Balance of subscription deposit	Balance of subscription deposit
Bond underwriting financing	Korea Securities Finance Corporation	850,000	850,000	850,000
Loans for security financing support	Korea Securities Finance Corporation	700,000	700,000	700,000

1.	Based on K-IFRS separate financial statements.

(2)	As of March 31, 2017, pursuant to an agreement on conditional purchase of asset-backed securities, the Company has agreed to provide liquidity and purchase the remaining unsold asset-backed commercial paper and asset-backed short-term bonds issued by Songdo M1 The 3rd Co., Ltd. and others (a total of KRW710.6 billion) on each issuance date on the condition that the effective credit rating of Songdo M1 The 3rd Co., Ltd. and others remains the same. As of March 31, 2017, the Company has purchased KRW1.7 billion of such asset-backed commercial paper and asset-backed short-term bonds pursuant to such agreement.

(3)	The Company has provided payment guarantees to compensate for losses borne by certain holders of debt in the event that certain debtors (the guaranteed persons) of debt instruments fail to make payment on the date on which payment is due in accordance with the initial or amended terms of the relevant debt agreements. As of March 31, 2017, the balance of the related guarantees and purchase commitments is KRW1,751.9 billion.

(4)	As of March 31, 2017, the Company has been provided with KRW1,266 million in guarantees related to provisional attachments and others by Seoul Guarantee Insurance Company.

[KB Kookmin Card]

(1)	Details of commitment

(Unit: KRW millions)
Type	Amount as of March 31, 2017
Unused credit card commitments	46,462,832

(2)	Among receivables that have been written off, those that still have a recognizable claim against persons related to the debt, including receivables that have yet to reach their statute of limitations according to relevant law, receivables not collected after being written off, etc. are managed as written-off receivables, and as of March 31, 2017, the balance of written off receivables is KRW3,323,637 million.

(3)	For details on agreements relating to asset securitization, please refer to “III. Financial Matters of the Company – 6. Other Financial Matters – B. Asset Securitization and Contingent Liabilities – (1) Matters Concerning Financial Securitization.”

(4)	KB Koomin Card and Kookmin Bank are jointly liable for the liabilities of Kookmin Bank prior to its spin off.

(5)	KB Kookmin Card has executed agreements with Kookmin Bank relating to the consignment of various credit card and other related businesses, including the solicitation of credit card members and affiliate stores.

(6)	As of March 31, 2017, KB Kookmin Card has loan facilities with an aggregate loan commitment of KRW860 billion with Kookmin Bank, Shinhan Bank, NH Bank, Woori Bank, etc. and a KRW500 billion overdraft facility agreement with Kookmin Bank. In addition, KB Kookmin Card has an agreement for a funds settlement account with Kookmin Bank with a KRW1 trillion limit.

(7)	KB Kookmin Card is a company that must take necessary measures in accordance with Article 43-3 of the Credit Information Use and Protection Act, such as purchasing insurance or joining a cooperative or accumulating reserves, and as of March 31, 2017, has purchased individual information protection liability insurance of KRW4 billion.

[KB Capital]

1)	As of March 31, 2017, the main borrowing agreements are as follows.

			(Unit: KRW thousands)
Lender	Type	Commitment Limit	Outstanding Amount
Shinhan Bank Co., Ltd.	Commercial paper	50,000,000	—
Woori Bank Co., Ltd.	General loan	30,000,000	—
Nonghyup Bank Co., Ltd	General loan	10,000,000	—
The Jeonbuk Bank Co., Ltd.	General loan	10,000,000	—
Korea Development Bank	General loan	30,000,000	—

Total		130,000,000	—

2)	As of March 31, 2017, KB Capital has entered into an agreement with Woori Bank according to which in the event of a default of a borrower relating to Woori Bank’s car installment loans, the relevant loans will be purchased by KB Capital. The guarantee amount as of March 31, 2017 was KRW212,923,000, and the fee revenue recognized by KB Capital relating thereto was KRW23,351,000.

3)	As of March 31, 2017, KB Capital entered into an agreement to additionally lend the amount of repayment of the existing loan up to the amount of the original loan in the event a borrower cannot fully repay the principal and interest of KRW341,437 million in total and the amount unused under the agreement is KRW159,991 million.

4)	As of March 31, 2017, there were 14 cases of ongoing litigation involving KB Capital as defendant (cumulative claimed amount of KRW15,525 million).

[KB Real Estate Trust]

As of March 31, 2017, KB Real Estate Trust has agreed to bear the burden of completion as a result of entering into Investment Land Trust Agreements in connection with 14 matters, including a project to develop Sejong & Partners Knowledge Industry Center in Seongsu-dong. In other words, KB Real Estate Trust has agreed to take on the responsibility of compensating financial institutions for any and all damages arising out of construction companies’ failure to fulfill their completion obligations. While additional losses may arise in connection with such agreements imposing obligations on the part of KB Real Estate Trust, the possibility that such obligations may be triggered is low and it is difficult to measure the potential amount of loss in a credible manner. As such, the impact of such completion guarantees has not been incorporated into the financial statements for the first quarter of 2017.

[KB Investment]

1)	Agreements to make up losses

As of March 31, 2017, KB Investment has entered into agreements, with respect to funds being managed by KB Investment as general partner (member), providing that, in the event the total assets distributable to investors are less than the total capital investment of the fund, KB Investment will preferentially make up losses to investors. As of March 31, 2017, the composition of such agreements to make up losses is as follows.

(Unit: KRW millions)
Fund	Limit on Losses
09-5KB Venture Investment	1,500
KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	1,500
2011 KIF-KB IT Venture Fund	1,500
KoFC-KB Young Pioneer 1st Fund	750
KB 12-1 Venture Investment	5,000
KB Start-up Creation Fund	2,000
KB Intellectual Property Fund	3,200
KB-Solidus Global Healthcare Fund	4,500
KB High-tech Company Investment Fund	2,500
KoFC KBIC Frontier Champ 2010-5 PEF	10,000
KoFC POSCO HANWHA KB Shared Growth No. 2 PEF	10,000
KoFC Value-up Private Equity Fund	1,500

Total	43,950

2)	Agreements to contribute capital

As of March 31, 2017, KB Investment has entered into agreements to contribute capital relating to investments in private equity funds. As of March 31, 2017, details relating to agreements to contribute capital are as follows:

	(Unit: KRW millions, USD thousands)
Fund	Capital Commitments (A)	Cumulative Capital Contribution (B)	Remaining Commitments (A – B)
KB Start-up Creation Fund	5,000	4,000	1,000
KB Intellectual Property Fund	16,000	12,800	3,200
KB-Solidus Global Healthcare Fund	50,000	9,000	41,000
KB High-tech Company Investment Fund	15,000	12,000	3,000
KoFC KBIC Frontier Champ 2010-5 PEF	20,000	19,140	860
KoFC POSCO HANWHA KB Shared Growth No. 2 PEF	10,000	7,490	2,510
Korea GCC Global Corporation PEF	USD 10,000	—	USD 10,000

5.	Sanctions and Other Matters

A.	Sanctions

[Matters Relating to the Controlling Company]

<KB Financial Group>

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reasons and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2013.11.11	KB Financial Group Former chairman Former vice president	Institutional caution Cautionary warning equivalent 3m pay cut

-         Unjustifiable provision of non-public information, etc. (Article 48-3 Paragraph 2 of the Financial Holding Company Act)

-         Unjustifiable provision of non-public information, etc. (Article 48-3 Paragraph 2 of the Financial Holding Company Act)

				Stricter internal control and measures against the subject individuals	Stricter management and supervision of employees and executive officers
2014.09.12	KB Financial Group	Institutional warning

-         Damaged the sound management of a financial holding company through the exercise of unjust influence (Article 50 Paragraph 1, Article 57 Paragraph 1 of the Financial Holding Company Act)

-         While at the time of the spin-off of its subsidiary’s card business, an “institutional warning” should have been a required measure due to the third party illegal provision of personal credit information, separate measures were dropped because a similar case for the same event resulted in an “institutional warning” on June 26, 2014 (additional notice relating to the institutional warning (September 12, 2014) [FSS notification date: February 11, 2015]

				Stricter internal control and measures against the subject individuals	Stricter management and supervision of employees and executive officers
	Current chairman	3m suspension of duties	- Damaged the sound management of a financial holding company through the exercise of unjust influence (Article 50 Paragraph 1, Article 57 Paragraph 1 of the Financial Holding Company Act)
	Current senior managing director	3m suspension

-         Violation of management and supervision duty such as reducing the risks involved in changing Kookmin Bank’s host computer (Article 50 Paragraph 1, Article 57 Paragraph 1 of the Financial Holding Company Act)

[Matters Relating to the Main Subsidiaries]

[Kookmin Bank]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2013.05.23	Kookmin Bank	Assessment of fine (KRW4 million)	- Violation of real name financial transactions and free issuance of cash custody receipt (Article 3 of the Act on Real Name Financial Transactions and Confidentiality)	Stricter internal control and measures against the subject individuals	Stricter business guidance and management and supervision
2013.09.11	Kookmin Bank	Institutional caution and assessment of fine (KRW20 million)	- Article 52-2 (Prohibition, etc. of Unfair Business Practices) and Article 69 (Fines for Negligence) of the Bank Act	Stricter internal control (data processing control) and measures against the subject individuals	Stricter business guidance and management and supervision
2013.09.24	Three former deputy chairmen	Reprimand equivalent (2 people) Caution equivalent (1 person)	- Failure to implement internal control system relating to amendments in loan transaction agreements (Article 23-2 of the Bank act, Article 17-2 of the Enforcement Decree of the Bank Act)	Warning measures against the subject individuals	Stricter business guidance and management and supervision
2013.11.27	Kookmin Bank	Assessment of fine (KRW4 million)

-    Poor business conduct of early withdrawal of retirement pensions (Article 20 and Article 35 of the former Act on the Guarantee of Workers’ Retirement Benefits (prior to the amendment to Act No. 10967 on July 25, 2011)

				Warning measures against the subject individuals	Stricter business guidance and management and supervision
2014.08.28	Kookmin Bank Tokyo/ Osaka branch	- Suspension of new business (‘14.09.04~‘15.01.03) - Submission of business improvement plan - Submission of improved situation report in accordance with business improvement plan	- Execution of illegal loans by former branch head and executive officers and employees (Article 47 Paragraphs 2 and 4, Article 26 Paragraph 1 of the Japanese Banking Act)	Submission of business improvement plan, personnel- related measures and prosecution against subject individuals	Stricter business guidance and management and supervision
	Kookmin Bank	Institutional warning

-    Misappropriation of repayment funds of national housing bonds due to negligence in internal control (Article 23-3 of the Bank Act), violation of duty to check real name in financial transaction and confirm customer (Article 3 of the Act on Real Name Financial Transactions and Confidentiality), poor management of head office regarding Tokyo branch (Article 23-3 of the Bank Act)

*    While an “institutional warning” should have been issued due to the unjust provision to a third party of individual credit information, separate measures were dropped because a similar case for the same event resulted in an “institutional warning” on June 26, 2014 (additional notice relating to the institutional warning (August 28, 2014, September 3, 2014) [FSS notification date: February 11, 2015]

				Stricter internal control and warning measures against the subject individuals	Stricter business guidance and management and supervision

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
	3 former heads 1 current head 1 former deputy chairman	3m pay cut (2 people) Reprimand (1 person) Reprimand (1 person) Reprimand equivalent (1 person)	- Misappropriation of repayment funds of national housing bonds due to negligence in internal control (Article 23-3 of the Bank Act)
2 former chairmen 1 current chairman 1 former standing auditor 4 former deputy chairmen 2 former heads

Cautionary warning equivalent (2 people)

Cautionary warning (1 person)

Reprimand warning equivalent (1 person)

3 month pay cut equivalent (2 people)

Reprimand equivalent (2 people)

Reprimand (1 person)

Reprimand equivalent (1 person)

-    Poor management of head office regarding Tokyo branch (Article 23-3 of the Bank Act)

*    While the unjust provision to a third party of individual credit information by one former chairman and one former deputy chairman could have been construed as an “illegal, unjustifiable matter of a retiree (cautionary warning equivalent),” additional measures were dropped as a “cautionary warning equivalent” was already given on August 28, 2014. [FSS notification date: February 11, 2015]

2014.09.04	Kookmin Bank	Institutional warning (cause of the August 28, 2014 institutional warning was added)	- Misrepresentation and false reporting of change in model of host computer (Article 23-3 of the Bank Act)	Stricter internal control and warning measures against the subject individuals	Stricter business guidance and management and supervision
	1 current chairman 1 current deputy chairman 2 current heads	Reprimand warning (1 person) Cautionary warning (1 person) 1 month pay cut (1 person) 3 month suspension (1 person)
2015.03.02	3 former compliance officers	Reprimand (2 people) Caution (1 person)	- Poor conduct of duties of compliance officer with respect to overseas branches (Article 23 Paragraph 3 of the Bank Act)	Stricter internal control and warning measures against the subject individuals	Stricter business guidance and management and supervision

[KB Securities]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2012.04.13	Former Hyundai Securities	KRW319.9 million penalty assessed by the Securities and Futures Commission

-    As an entity that executed a purchase agreement with China Ocean Resources Co., Ltd., Hwa Ree Chang, who is the actual major shareholder, needed to be listed as a major shareholder in the securities registration agreement in accordance with paragraph (1) of Article 119 of the FSCMA. However, Jae Shin Chu was falsely listed as a major shareholder in the securities registration statement; fines were assessed in accordance with paragraph (1) of Article 429 of the FSCMA.

				Payment of penalty	Compliance with regulations and stricter management and supervision
2012.08.08	3 former representative directors 2 former standing auditors 2 former senior managers (Hyundai Savings Bank)	6m suspension (1 person) 3m suspension (1 person) 6m suspension (1 person) Reprimand (1 person) Warning (2 people) 3m pay cut (1 person) Reprimand (1 person) Warning (1 person)

-    Illegal extension of credit to major shareholders

-    Inappropriate handling of loans

-    Failure to adhere to obligations regarding loans to be written off

-    Failure to adhere to obligations regarding disposal of owned real estate

				Measures fulfilled	Compliance with internal control standards
2012.09.04	Hyundai Asset Management	Fine of KRW50 million assessed by the Fair Trade Commission

-    Violation of provisions of Article 11-2, Monopoly Regulation and Fair Trade Law (Decision by Board of Directors and Public Notification of Large-Scale Insider Trading) in connection with large-scale insider trading

				Completed payment of penalty by deadline	Compliance with regulations
2012.12.26	Former Hyundai Securities	KRW1,467 million penalty assessed by the Fair Trade Commission

-    Due to collusion on rate of return on national housing bonds, received sanctions, including correction orders, official orders, penalties and prosecutorial charges, in accordance with subparagraph (1), paragraph (1) of Article 19 of the Fair Trade Act.

				Payment of penalty	Compliance with regulations and stricter management and supervision
2013.12.16	1 former representative director 1 current representative director 3 current directors 3 former general managers 1 current general manager 1 former deputy general manager	Reprimand warning (1 person) Cautionary warning (1 person) Caution (7 people) Reprimand (1 person) Caution equivalent (5 people)

-    Dealt individual borrower credit offerings in excess of allowable limits

-    Inappropriate handling of settlement tasks and exaggerated calculation of BIS capital adequacy ratios

-    Violations of the obligation to conduct financial transactions with real identities

-    Dealt mortgages in excess of loan-to-value ratios

-    Conducted real estate development business without FSC approval

				Measures fulfilled	Compliance with internal control standards

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
1 former senior manager 2 former managers 2 current managers 1 former assistant manager (Hyundai Savings Bank)

-    Improper acquisition of collateral and guarantees

-    Improper management/supervision of loan solicitation companies

-    Improper handling of deposit activities

-    Improper handling of loan activities

-    Improper acquisition business of non-business real estate

2014.02.12	Hyundai Savings Bank	KRW5 million fine assessed by the FSC	- Violation of Article 3 of the Act on Real Name Financial Transactions and Confidentiality	Completed payment of penalty by deadline	Compliance with regulations
2014.03.28	Former KB Investment & Securities	Institutional warning (Securities & Futures Commission)	Due to use of non-public material information relating to CJ E&M’s 2013 3Q operating results, received the sanction of “institutional warning” under paragraph (1) of Article 174 of the FSCMA.	Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2014.07.03	Former Hyundai Securities	KRW50 million fine assessed by the FSC

-    Purchased The 27th Bonds issued by Hyundai Logistics in the amount of KRW3.9 billion on January 15, 2013 and acquired The 28th Bonds issued by Hyundai Logistics in the amount of KRW9.8 billion on July 12, 2013, but did not obtain a prior board approval relating to exceeding the holding period by 3 months. In addition, failed to report such purchases to the FSC or disclose the same on the internet homepage. Assessed a fine in accordance with subparagraphs (16) and (17) of paragraph (1) of Article 449 of the FSCMA.

				Payment of fine, Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2014.08.04	Former Hyundai Securities	Institutional caution (Financial Supervisory Service)

-    Subject to sanction of institutional sanction in accordance with sub-paragraph (7) of Article 71 of the FSCMA due to the submission of information on earnings rate of national housing bonds, etc. to the Korea Exchange in collusion with other companies.

				Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2014.09.17	Current Executive director (Former Hyundai Securities)	3 month pay cut	- Inappropriate sales activity during reporting of market price for a small scale bond	Disciplinary measures	Compliance with internal control standards
2015.01.28	Former Hyundai Securities	KRW25 million fine assessed by the FSC

-    Promised to conduct parking transactions with an [unnamed] Investment Trust Management, Inc. and provided bond parking accounts totaling KRW50 billion during the period from June 5, 2013 to June 10, 2013. During that same period, conducted bond transactions totaling KRW100 billion for the purpose of relieving parked bonds through methods such as buying below or above market price (off-market asking prices for immediately previous transaction) over two rounds and transferred the resulting gains to [unnamed] Investment Trust Management, which qualified as a violation of the prohibition against financial investment product sale-related unwholesome transactions, and was assessed fines in accordance with subparagraph (29) of paragraph (1) of Article 449 of the FSCMA.

				Payment of fine, Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2015.03.19	Hyundai Savings Bank	Institutional warning by FSC	- Wrongful treatment of asset-based lending on accounts receivable bonds	Measures fulfilled	Compliance with regulations
1 current
representative
director

4 former
representative
directors

1 former
audit head

1 former
controller

1 former
auditor

2 former
heads

1 current
head

2 former
team heads

2 current
assistant
managers

(Hyundai
Savings
Bank)

3 month suspension (1 person) Cautionary warning (1 person) Cautionary warning equivalent (1 person) Reprimand equivalent (3 people) Caution equivalent (6 people) Caution (3 people)
2015.05.04	1 current representative director 1 former audit head 3 former general managers 1 current branch head (Hyundai Savings Bank)	Cautionary warning (1 person) Reprimand equivalent (1 person) Caution equivalent (2 people) Caution (2 people)	- Inappropriate handling of settlement business and exaggerated calculation of BIS capital adequacy ratios - Dealt mortgages in excess of loan-to-value ratios of mortgage loans	Measures fulfilled	Compliance with internal control standards
2015.05.27	Former Hyundai Securities	KRW50 million fine ordered by the trial court

-    Agents (staff) of five companies, including Hyundai Securities, lowered the purchase price set the following day by increasing the rate of return of the bonds reported to the Korea Exchange and thereby increased profits while colluding to report identical profitability to maintain the purchase-only securities company qualification. Was summarily indicted by prosecutors in accordance with Article 70 and subparagraph (9) of paragraph (1) of Article 66 of the Fair Trade Act and received summary judgment from the trial court resulting in a fine (decision on the final appeal was finalized on March 9, 2017).

				Payment of fine	Compliance with regulations

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2015.09.21	Hyundai Savings Bank	KRW20 million penalty assessed by the FSC	- Low allowance for loan losses regarding loans	Completed payment of fine by deadline	Compliance with regulations
2015.11.23	Former Hyundai Securities	KRW30 million fine assessed by the FSC

-    During the period from June 29, 2011 to August 29, 2013, sold corporate bonds to four individual investors (four rounds of investment, investment amount of KRW90 million) through investment solicitations, but failed to obtain the requisite written acknowledgement of the risks and the details of the financial investment products, violating their disclosure obligations; assessed fines under subparagraph (21) of paragraph (1) of Article 449 of the FSCMA.

				Payment of fine, Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2015.12.04	Former Hyundai Securities	Institutional caution (Financial Supervisory Service)

-    Improper handling of underwriting business as the main management company in connection with China Ocean Resources Co., Ltd., in violation of paragraph (1) of Article 119 of the FSCMA and incomplete sale of financial investment instruments (in connection with violation of their disclosure obligations); subject to sanction of institutional caution in accordance with Article 47 of the FSCMA.

				Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2016.02.01	Former senior managing director (Former Hyundai Securities)	Reprimand equivalent	- Violation of executive officer and employee restrictions on financial investment product sales	Disciplinary measures	Compliance with internal control standards
2016.02.03	Current executive director (Former Hyundai Securities)	3 month pay cut	- Inappropriate underwriting by the lead underwriting company, etc.	Disciplinary measures	Compliance with internal control standards
2016.03.22	Former Hyundai Securities	KRW2 million fine assessed by the Fair Trade Commission	- Incorrectly listed the sales transaction amount for provision of goods and services to affiliated companies in the 2013 disclosure of the business group status (annual disclosure).	Payment of fine	Compliance with regulations and stricter management and supervision

-    In accordance with 2013-4 of the Fair Trade Commission notice, “Penalty standards regarding violations of regulations relating to significant matter disclosure of subsidiary companies within a conglomerate group,” assessed a penalty.

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2016.05.25	Former Hyundai Securities	Suspension of operations for one month (FSC)

-    Due to violations of the prohibition on reciprocal transactions regarding discretionary investment assets, and violations of the prohibition on using trust contracts and others to avoid the prohibition on reciprocal transactions regarding discretionary investment assets, in accordance with subparagraph (1), paragraph (3) of Article 420 of the FISCMA, suspended from entering into new investment trust contracts that include debt securities (excluding investment trust contracts regarding individual comprehensive asset management accounts) for one month.

				Partial suspension of operations	Compliance with regulations and stricter management and supervision
KRW287.5 million fine (FSC)

-    Due to violation of prohibited actions such as executing trust contracts for the purpose of avoiding prohibitions on reciprocal investment trust asset transfers, and unfairly quoting rates of return when soliciting investment such as investment trust contracts, in accordance with subparagraph (29) of paragraph (1) of Article 449 of the FSCMA, assessed penalty.

				Payment of fine, Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2016.07.14	Former Hyundai Securities	Penalty of KRW41 million (Fair Trade Commission)

-    In a transaction with a subsidiary involving the lease of multifunction printers, offered unfair profits to a specially related party by transacting under terms that are considerably more favorable compared to the terms that would apply or are deemed to apply in a normal transaction; assessed penalties in accordance with paragraph (1), sub-paragraph (1) of Article 23 of the Monopoly Regulation and Fair Trade Law.

				Payment of penalty	Compliance with regulations and stricter management and supervision
2016.07.21	Current executive director Former executive director Current managing director Former managing director (Former Hyundai Securities)	Reprimand (2 people) Reprimand equivalent (2 people)

-    Violation of prohibition on reciprocal investment trust asset transfers

-    Violation of prohibition on executing linked transactions for the purpose of avoiding prohibitions on transactions between trust assets and proprietary assets

-    Violation of prohibition on promoting self or third party profits

				Disciplinary measures	Compliance with internal control standards

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2016.09.26	Former Hyundai Securities	KRW11.92 million fine assessed by the Fair Trade Commission

-    Board resolution was obtained for a transaction involving goods and services with an affiliate, but notice was given after the announcement period (2 times); assessed fines in accordance with paragraph (1), subparagraph (1) of Article 69-2 of the Monopoly Regulation and Fair Trade Law.

				Payment of fine	Compliance with regulations and stricter management and supervision
2016.10.04	Former Hyundai Securities	Summary fines of KRW1 million assessed by Korea Exchange

-    Violation of duty to pre-report program trading by submitting a different asking price from the price reported when making an advance report of program trading at the time of determining the closing price on last trading day of KOSPI200 future option; assessed summary fines in accordance with paragraph (1) of Article 28 of Market Surveillance Rules

				Payment of summary fines	Compliance with regulations and stricter management and supervision
2016.11.11	Former Hyundai Securities	Institutional caution (Financial Supervisory Service)

-    Concerning items for which investors have made large sale and sell orders, acquired profits while participating as buyer by using information acquired through work that is not disclosed to the outside and engaging in borrowing short sale or sale of stockholding before execution of large transactions without undergoing procedures such as assessment of possible conflict of interest; assessed sanction of institutional caution in accordance with Article 44 of FSCMA

				Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2016.12.14	1 current senior managing director 2 current managing directors (Former Hyundai Securities)	Reprimand (3 people)	- Violation of duty to manage conflict of interest and prohibition on use of work-related information	Disciplinary measures	Compliance with internal control standards
2017.02.08	Former Hyundai Securities	Fine of KRW12.5 million (FSC)

-    In connection with bond trading and brokerage, received illegal profit in property from the transaction counterparty amounting to KRW16.93 million in total over seven occasions using methods such as receiving family travel expenses and overseas golf rounds; assessed fine in accordance with subparagraph (29), paragraph (1) of Article 49 of the FSCMA

				Payment of fine, Imposition of disciplinary measures on subjects	Compliance with regulations and stricter management and supervision
2017.03.09	Former Hyundai Securities	Fine of KRW50 million (Supreme Court)	- Supreme Court confirmed an item that was already subject to notification on May 27, 2015	Payment of fine	Compliance with regulations and stricter management and supervision
2017.3.30	Former Hyundai Securities	Fine of KRW12.5 million (Youngdeungpo District Tax Office)	- Failure to submit detailed statements concerning foreign branches incorporated overseas and financial statements	Payment of fine	Compliance with regulations and stricter management and supervision

1.	Sanctions on executives and employees dated August 8, 2012 are measures imposed against the former Daeyoung Mutual Savings Bank before its acquisition.

[KB Kookmin Card]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2014.02.11	KB Kookmin Card	Assessment of fine (KRW5 million)	- Violation of duty to report illegal solicitation of credit cards (Article 14-5 of the Specialized Credit Finance Business Act)	Payment of fine, training of executive officers and employees and warning measures against the subject individuals	Stricter business guidance and management and supervision
2014.02.16	KB Kookmin Card	3 month partial suspension of operations	- Massive leakage of user information of credit card members (Article 24 of the Specialized Credit Finance Business Act, Article 19 of the Credit Information Use and Protection Act)	Payment of fine and stricter internal control	Stricter business guidance and management and supervision
		Assessment of fine (KRW6 million)	- Poor establishment and management of measures for the safety protection of the credit information data processing system (Article 19 and Article 52 of the Credit Information Use and Protection Act)
2014.03.19	KB Kookmin Card	Institutional warning and assessment of fine (KRW10 million)	- Insurance solicitation by misrepresenting the content of the insurance products (Article 97 Paragraph 1 Sub-paragraph 1 of the Insurance Business Act)	Payment of fine and stricter internal control and warning/ measures against the subject individuals	Stricter business guidance and management and supervision
	Current managing director	Reprimand
2014.10.31	KB Kookmin Card	Assessment of fine (KRW9 million)

-    Non-destruction of personal information (information that should have been destroyed or separately stored due to termination of membership or lapse of Maturity Date was stored together with general member information) (Article 21 Paragraph 1 of the Personal Information Protection Act)

				Payment of fine and stricter internal control and warning against the subject individuals	Stricter business guidance and management and supervision

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2015.02.12	KB Kookmin Card	3 month partial suspension of operations (measures taken 2014.02.16)	- Massive leakage of user information due to failure to establish customer information safety protection measures (Article 24 of the Specialized Credit Finance Business Act)	Stricter internal control	Stricter business guidance and management and supervision
		Assessment of fine (KRW22 million) (KRW6 million previously assessed 2014.02.16)	- Failure to execute a security management agreement when outsourcing the handling duties of personal credit information (Article 17 and Article 19 of the Credit Information Use and Protection Act)	Payment of fine and stricter internal control	Stricter business guidance and management and supervision
	Former representative director	Recommendation of dismissal equivalent	- Failure to execute a security management agreement when outsourcing the handling duties of personal credit information (Article 17 and Article 19 of the Credit Information Use and Protection Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former representative director	Caution equivalent	- Failure to appropriately supervise failure to destroy customer information without purpose to retain Article 50-6 of the Specialized Credit Finance Business Act	Maintenance of personnel records	Stricter business guidance and management and supervision
	Former standing auditor	Cautionary warning equivalent	- Poor conduct of audit duties	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former managing director	Dismissal equivalent	- Poor performance in establishing safety measures such as controlling access to the FDS management system (Article 13 of the Electronic Financial Supervisory Regulations)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former managing director	3 month pay cut equivalent	- Poor conduct of credit information management and protection duties (Article 19 of the Credit Information Use and Protection Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
	Former managing director	Reprimand equivalent	- Failure to destroy customer information without purpose to retain (Article 50-6 of the Specialized Credit Finance Business Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Former managing director	Reprimand equivalent	- Failure to destroy customer information without purpose to retain (Article 50-6 of the Specialized Credit Finance Business Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Current senior managing director	Reprimand	- Failure to review security for external orders (Article 60 of the Electronic Financial Supervisory Regulations)	Disciplinary action	Stricter business guidance and management and supervision
	Former representative director	Cautionary warning	- Poor supervision of unjustifiable provision of personal credit information (Article 32 of the Credit Information Use and Protection Act)	Report to the board of directors and maintenance of personnel records	Stricter business guidance and management and supervision
	Current deputy branch manager	3 month pay cut	- Poor internal control of compliance officer and review of internal regulations	Disciplinary action	Stricter business guidance and management and supervision

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2015.03.05	KB Kookmin Card	Assessment of fine (KRW6.75 million)

-   Violation of law restricting the transmission of advertising information for profit purposes (Article 50 Paragraph 4/Article 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc.)

				Payment of fine and improvement methods to block receipt of such transmission	Improved system to enable blocking emails without logging in as a web member
2016.11.30	KB Kookmin Card	Assessment of fine (KRW2.5 million)

-   Poor establishment and management of measures for the safety protection of gift cards (Article 21 of the Electronic Financial Transaction Act, Article 17 of the Electronic Financial Supervisory Regulations)

				Payment of fine, compensation of gift card accidents and implementation of measures to prevent reoccurrence	Establishment and implementation of measures to prevent reoccurrence such as cell phone certification, application of security sticker changes to serial number structure
2017.01.19	KB Kookmin Card	Assessment of fine (KRW50 million)	- Violation of duty to report illegal solicitation for credit cards (Article 14-5 of the Specialized Credit Finance Business Act)	Payment of fine, reporting of illegal solicitors to supervisory agency and change of process	Activities to inspect illegal solicitation, strengthened compliance with internal control standards by related departments
	Former representative director Current deputy branch manager	Caution equivalent Reprimand		Maintenance of personnel records
2017.02.10	KB Kookmin Card	Institutional caution and assessment of fine (KRW10 million)

-   Poor management and supervision of credit card solicitors (Article 14 of the Specialized Credit Finance Business Act, etc.)

-   Violation of duty to report illegal solicitation of credit cards (Article 14-5 of the Specialized Credit Finance Business Act, etc.)

-   Omission in report on credit card solicitation commission (Article 54 of the Specialized Credit Finance Business Act)

				Payment of fine, reporting of illegal solicitors to supervisory agency and change of process	Activities to inspect illegal solicitation, strengthened compliance with internal control standards
	Former representative director 2 former vice- presidents	Caution equivalent (3 persons)		Maintenance of personnel records

[KB Life Insurance]

Date (yyyy.mm.dd)	Subject of penalty or measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2013.10.10	KB Life Insurance Two executive officers	• Former head of AM, DM – sales reprimand equivalent (1 person) • Head of DM sales – 3 month pay cut (1 person)

-   Violation of prohibition on payment of commissions on insurance solicitation

-   Violation of prohibited acts relating to insurance agreement execution or solicitation (Article 97, Article 99 of the Insurance Business Act, Article 42-2 of the Enforcement Decree of the Insurance Business Act)

				Stricter internal control and notification of measures to subject individuals and recording and maintenance of personnel records	Stricter business guidance and management and supervision
	KB Life Insurance One executive officer	• Former head of AM, DM sales – caution equivalent (1 person)

-   Violation of prohibited acts relating to insurance agreement execution or solicitation (Article 97 of the Insurance Business Act, Article 42-2 of the Enforcement Decree of the Insurance Business Act)

				Stricter internal control and notification of measures to subject individuals and recording and maintenance of personnel records	Stricter business guidance and management and supervision
	KB Life Insurance	Institutional caution	- Violation of prohibition on payment of commissions on insurance solicitation (Article 99 of the Insurance Business Act)	Improvement of relevant process	Stricter business guidance and management and supervision
Penalty (KRW55 million)

-   Violation of prohibited acts relating to insurance agreement execution or solicitation (Article 97 of the Insurance Business Act, Article 42-2 of the Enforcement Decree of the Insurance Business Act)

				Improvement of relevant process	Stricter business guidance and management and supervision

[KB Asset Management]

Date (yyyy.mm.dd)	Subject of penalty of measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2013.05.02	Managing director	Caution

-   Violation of regulation prohibiting transactions between discretionary investment assets and collective investment assets (Article 98 Paragraph 2 Sub-paragraph 5 of the FSCMA/Article 85 Sub-paragraph 5 of the FSCMA)

				Report to the board of directors and personnel-related measures against the subject individuals	Stricter business guidance and management and supervision

2013.11.05	KB Asset Management, 15 former and current employees	Fine of 87.5 million Reprimand of 1 current employee Caution against 6 current employees Notification of fact of violation of law of retired employees to all employees (8 people)	- Violation of restrictions against cross trading among collective investment assets and linked cross trading	Report to the board of directors and personnel-related measures against the subject individuals	Stricter business guidance and management and supervision

Date (yyyy.mm.dd)	Subject of penalty of measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence

2015.06.22	KB Asset Management	Institutional caution and fine of KRW50 million

-    Violation of bond ex-ante asset division procedures (Article 80, Article 85, Article 98 of the FSCMA)

-    Violation of restriction on sales of financial investment products by executive officers and employees (Article 63 of the FSCMA, Article 64 of the Enforcement Decree of the FSCMA)

				Report to the board of directors and personnel-related measures against the subject individuals	Stricter business guidance and management and supervision
	Head Current compliance officer	Reprimand Request of measures	- Violation of bond ex-ante asset division procedures (Article 80, Article 85, Article 98 of the FSCMA)
	Former representative director	Notification of fact of violation of law of retired employees Fine of KRW25 million	- Violation of restriction on sales of financial investment products by executive officers and employees (Article 63 of the FSCMA, Article 64 of the Enforcement Decree of the FSCMA)

[KB Savings Bank]

Date (yyyy.mm.dd)	Subject of penalty of measures	Penalty or measure	Reason and legal grounds	Status of company’s response to penalty or measures	Company’s response to prevent reoccurrence
2016.09.21	KB Savings Bank	Fine of KRW4.5 million

-   Lack of thoroughness in credit information registration (Article 18, Article 45, Article 45 of Act on Use and Protection of Credit Information; Article 15, Article 38, Enforcement Ordinance of Act on Use and Protection of Credit Information)

				Measures fulfilled	Compliance with internal control standards

B.	Significant Matters that Occurred After the Date of Submission of the Securities Registration Statement

On April 14, 2017, the Company’s board of directors resolved to conduct tender offers and comprehensive stock swaps with regard to the outstanding shares of KB Insurance and KB Capital that the Company did not own in order to convert the two entities into its wholly-owned subsidiaries. Any shares remaining after the completion of the tender offers in May 2017 will be acquired through comprehensive stock swaps with the common shares of KB Financial Group. The comprehensive stock swaps are scheduled to be completed in July 2017.

C.	Matters Relating to the Protection of Depositors of a Financial Company

[Kookmin Bank]

(1)	Matters Relating to the Protection of Depositors

▶	Summary of depositor protection system

In the event a financial institution cannot pay out deposits due to suspensions on payment of deposits, cancellation of operating license, dissolution or bankruptcy, with respect to financial institutions purchasing deposit insurance in accordance with the Depositor Protection Act, the Korea Deposit Insurance Corporation will pay out insurance proceeds to protect depositors and stabilize the financial system, which started on January 1, 1997.

▶	Protected products and unprotected products

Protected products	Unprotected products

-         Demand deposits such as ordinary deposits, special deposits, checking deposits, etc.

-         Savings-type deposits such as time deposits, savings deposits, MMDA, housing application deposits, etc.

-         Installment deposits such as fixed installment deposits, housing application installment deposits, mutual installment deposits, etc.

-         Principal preservation-type trusts such as pension trusts, retirement trusts, etc. and cover bills, foreign currency deposits

-         Defined contribution retirement pension and individual pension accumulated funds among retirement pension products

-         Among the financial products included in individual savings account (ISA), financial products managed subject to depositor protection

- CD, RP, bank issued bonds - Investment-type trusts such as money market trusts and development trusts - Financial investment products (beneficiary certificates, mutual funds, etc.)

▶	Limitations on protection

A maximum of KRW50 million of principal and prescribed interest per person within one financial institution is protected, and if the depositor has loans with such financial institution, such loan amount will be deducted (set off) from the deposit amount and the remaining amount will be protected. However, in the case of defined contribution retirement pension and individual retirement pensions accumulated funds which are managed as deposit protection subject financial products, up to KRW50 million is protected per person (if there are more than two retirement pensions, the sum thereof).

▶	Payment of insurance premium

Payment of insurance premium (deposit insurance premium, special contribution) in the amount of product of the average balance of deposits, etc. and the premium rate to the Korea Deposit Insurance Corporation.

(2)	Matters relating to deposited assets

The FSCMA requires financial institutions to manage investments in securities (collective investment securities) in deposits or trusts separate from their proprietary funds in order to protect investors from bankruptcies of financial institutions, and the Company is in compliance with the regulations to protect deposited assets under the FSCMA through the separate deposit of investors’ deposits for the purchase of collective investment securities in its trust division’s trust account in accordance with Article 74 (Separate Depositing of Investor’s Deposit) Paragraph 2 of the FSCMA.

[Related laws and provisions]

Article 74 of the FSCMA (Separate Depositing of Investor’s Deposit)

(1) An investment trader or investment broker shall separate an investor’s deposit (referring to money deposited by investors in connection with trading of financial investment instruments and other transactions; hereinafter the same shall apply) from its proprietary property and shall place it in a deposit or trust account with a financial securities company.

(2) Notwithstanding paragraph (1), any investment trader or investment broker specified by Presidential Decree, from among the business entities that run a financial investment business concurrently, may deposit the investor’s deposit in a trust business entity (excluding financial securities companies; hereafter the same shall apply in this Article) instead of placing it in a deposit or trust account under paragraph (1). In such cases, the investment trader or investment broker may execute a self contract, notwithstanding Article 3-1 of the Trust business Act, if it runs a trust business.

[KB Securities]

(1)	Matters Relating to Deposit Assets and Protection Thereof

(1)	Overview of Customer Deposit Assets

(A)	Customer Deposits

(Unit: KRW millions)
Classification	1Q 2017	2016	2015
Customers’ deposit for brokerage	1,588,393	1,524,183	1,346,444
Customers’ deposits for exchange-traded derivatives trading	513,389	517,147	172,701
Subscription deposits	21	—	—
Customers’ deposits for savings	7,264	6,701	8,041
Customers’ deposits for repurchase agreements	67	67	67
Customers’ deposits for collective investment securities	28,784	135,560	143,098
Others	50	50	5

Total	2,136,968	2,183,708	1,670,356

1.	Based on K-IFRS separate financial statements.

(B)	Other Assets Deposited by Customers

(Unit: KRW millions)
Classification	1Q 2017	2016	2015
Trustors securities	86,396,380	82,192,448	62,449,161
Savers securities	64,284	62,769	69,842
Beneficiary securities	16,367,416	15,592,702	5,221,851

Total	102,828,080	97,847,919	67,740,854

1.	Based on K-IFRS separate financial statements.

(2)	Protection of deposits

(A)	Separate Depository System for Customer Deposits

(Unit: KRW millions)
Classification	Amount Subject to Separate Deposit	Separately Deposited Amount		Deposit Ratio	Remarks
		Securities Finance	Bank
Customers’ deposits for brokerage	1,419,941	1,420,200		1.00	100/100 or above
Customers’ deposits for exchange-traded derivatives trading	251,903	258,200		1,02	100/100 or above
Customers’ deposits for collective investment securities	27,782	28,800		1,04	100/100 or above
Customers’ deposits for repurchase agreements	67	100		1.49	100/100 or above
Customers’ deposits for savings	7,216	8,000		1.11	100/100 or above
Others	1,060	2,000		1,89	100/100 or above

Total	1,707,969	1,717,300		1.01	100/100 or above

D.	Matters Relating to the Protection of Customer Information

[Kookmin Bank]

Kookmin Bank reinforced its internal control relating to information protection from November 2013 by elevating its information protection organization from a department to a division and managing the information protection exclusive organization together, and strengthened its management over the security system by operating an exclusive organization for the inspection of information protection and deploying a group of security technology professionals.

In order to block external leakage of customer information, control over external transfers, such as cutting off the internet of PCs used by subcontractors, formatting PCs when externally transferred and installation of x-ray search machines, was reinforced, and technical security measures, including document encryption and partition of internal and external networks, were implemented. In addition, Kookmin Bank is currently implementing reinforced security policies, including additional certification when executive officers, employees and subcontractors access the customer information database.

With respect to companies that process customer information through consignment, site inspections of customer information management conditions are conducted, and a personal information misuse prevention system to continuously monitor the series of procedures, such as the collection, use, provision, storage and destruction of personal information, was established in February 2016.

The procedures for the provision and use of customer information among affiliate companies, such as approval, inspection, report, etc., have been standardized, and Kookmin Bank is in compliance with relevant laws through the management of an approval system for the request and provision of customer information.

In addition, Kookmin Bank conducts regular training sessions and distributes firm policies on customer information management for all executive officers and employees, and the resulting emphasis on the importance of customer information protection is reflected in its business operations.

Notwithstanding such efforts to protect customer information, if a security breach such as the leakage of information occurs, expenses necessary to settle such incident, such as damages for a class action of harmed customers and civil complaints, may be incurred. Please be aware of the possibility that revenues may decline due to adverse effect to management, reputation, etc. resulting from sanctions against Kookmin Bank and its management.

[KB Kookmin Card]

KB Kookmin Card has reinforced its information security system through the establishment of a virtual PC environment, the partition of internal and external networks, certification of users using fingerprint recognition, etc. A comprehensive response task force was established to identify matters for improvement of the information protection process and actually implement such system. Comprehensive response measures relating to personal information leakage reoccurrence prevention were carried out, and improvement plans by operational process were implemented and monitored. In addition, KB Kookmin Card seeks to prevent reoccurrence of such an incident by constructing a stronger customer information protection system and continuously supplementing the customer information management procedures.

E.	Green Management

-	Omitted upon preparation of quarterly report

F.	Comprehensive Stock Swap

[Hyundai Securities Co., Ltd.]

KB Financial Group acquired all shares of Hyundai Securities through a comprehensive swap of the remaining shares of all stock issued by Hyundai Securities – excluding the shares owned by KB Financial Group as of the stock swap date (i.e., October 19, 2016) – with newly issued shares of KB Financial Group. As a result, Hyundai Securities became a wholly-owned subsidiary of KB Financial Group. As of December 30, 2016, Hyundai Securities was merged with KB Investment & Securities in accordance with a board resolution dated November 1, 2016, with Hyundai Securities Co., Ltd. as the surviving entity. This constituted a merger of subsidiaries with the same controlling company.

(1)	Parties to the Stock Swap (as of date of submission of the Report of Material Event)

Entity that will become the wholly-owning parent company	Name of Corporation	KB Financial Group Inc.
	Address	84, Namdaemoon-ro, Jung-gu, Seoul, Korea
	Name of Representative Director	Jong Kyu Yoon
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

Entity that will become the wholly-owned subsidiary	Name of Corporation	Hyundai Securities Co., Ltd.
	Address	21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea
	Name of Representative Director	Kyung Eun Yoon
	Corporation Type	Listed corporation on the KRX KOSPI Market of the Korea Exchange

(2)	Legal Form

The stock swap was undertaken in accordance with Article 62-2 of the Financial Holding Companies Act, Article 165-4 of the FSCMA, Article 176-6 of the Enforcement Ordinance of the FSCMA and Article 360-2 through Article 360-14 of the Korea Commercial Code. Since the stock swap proceed as a small-scale stock swap, with respect to KB Financial Group, approval by the board of directors replaced a shareholders’ resolution at a general meeting of shareholders, and no appraisal rights were granted to the dissenting shareholders of KB Financial Group. In the case of Hyundai Securities, the stock swap required approval by the general shareholders’ meeting since it constituted a general stock swap. Hyundai Securities’ shareholders who opposed the share swap were granted appraisal rights.

(3)	Background of the Stock Swap

On May 25, 2016, KB Financial Group received approval from the Financial Services Commission regarding the incorporation of Hyundai Securities as its subsidiary. As of the date of submission of the relevant Securities Registration Statement, KB Financial Group owned 29.62% of Hyundai Securities’ shares.

KB Financial Group has secured its position as the largest shareholder of Hyundai Securities as a result of its long-term search for a securities subsidiary with the appropriate scale and capacity in light of the fact that, with the continued global economic slowdown, it was more important than ever to create additional sources of profit based on collaboration among financial businesses in order to respond to the low interest rate environment currently facing Korea’s banking industry.

In order to establish a more efficient management structure, KB Financial Group decided that there was a need to stabilize the group as soon as possible by incorporating Hyundai Securities as a wholly-owned subsidiary, and merging it with KB Investment & Securities, an existing subsidiary of KB Financial Group. Accordingly, KB Financial Group adopted a resolution approving the above. The purpose of the stock swap, which provided 0.1907312 share of KB Financial Group’s common stock for each share of Hyundai Securities, was to incorporate Hyundai Securities as a wholly-owned subsidiary of KB Financial Group as quickly as possible by obtaining the approval of relevant agencies using the procedures and methods permitted under applicable law.

(4)	Schedule

Event		KB Financial Group	Hyundai Securities
Date of the board resolution		August 2, 2016	August 2, 2016
Public announcement of the record date and the closure of the shareholder register		August 2, 2016 (Public announcement by KB Financial Group of the record date for the notice of opposition to small-scale stock swap pursuant to Article 360-10 of the KCC)	September 1, 2016
Date of the Stock Swap Agreement		August 2, 2016	August 2, 2016
Record date		August 12, 2016	September 9, 2016
Notice of convening of a general meeting of shareholders		—	September 23, 2016
Public announcement or notice of small-scale stock swap		August 9, 2016	—
Closure of the shareholder register	Start Date	August 13, 2016	September 10, 2016
	End date	August 18, 2016	September 13, 2016
Dissent filing period	Start date	August 9, 2016	August 2, 2016
	End date	August 22, 2016	October 3, 2016
Date of the board resolution or the resolution of the general meeting of shareholders for approval of the Stock Swap		October 4, 2016 (Meeting of the board of directors)	October 4, 2016 (Extraordinary meeting of shareholders)
Appraisal right exercise period	Start date	—	October 4, 2016
	End date	—	October 14, 2016

Event	KB Financial Group	Hyundai Securities
Date of submission of old share certificates and public announcement/notice of invalidation by the entity that will become the wholly-owned subsidiary	—	October 7, 2016
Date of payment of share purchase price to dissenting shareholders exercising appraisal rights	—	October 17, 2016
End date for submission of old share certificates	—	October 18, 2016
Stock Swap date	October 19, 2016	October 19, 2016
Trading suspension period for shares of Hyundai Securities	—	October 17, 2016 – October 31, 2016
Registration date of the Stock Swap	October 20, 2016	—
Date of listing application for new shares	October 24, 2016	—
Date of delivery of new share certificates	October 31, 2016	—
Listing of new shares and delisting of shares of Hyundai Securities	November 1, 2016	November 1, 2016

(5)	Stock Swap Ratio

	(Unit: KRW)
Classification	KB Financial Group	Hyundai Securities
Reference share price	35,474	6,766
- Percentage of discount or premium	0%	0%
Average asset/profit values	—	—
- Asset value	—	—
- Profit value	—	—
Swap price (per share)	35,474	6,766
Swap ratio	1	0.1907312
Relative value	—	—

1.	Since KB Financial Group and Hyundai Securities were both listed corporations, the reference share prices were calculated in accordance with Article 165-4 of the FSCMA, Article 176-5 Paragraph 1 Sub-paragraph 1 and Article 176-6 Paragraph 2 of the Enforcement Ordinance of the FSCMA. The swap ratio was calculated on the basis of the reference share prices.

(6)	Details Relating to the Exercise of Appraisal Rights by Shareholders

-	KB Financial Group

Since the stock swap proceeded as a small-scale stock swap under Article 360-10 of the Korea Commercial Code, KB Financial Group’s shareholders were not granted appraisal rights.

-	Hyundai Securities

Company Name	Price of Purchase Claim	Period of Purchase Claim	Persons Making Purchase Claim	Number of Shares Subject to Purchase Claim	Price Paid for Purchase Claim		Purchase Date	Source of Fund for Purchase
Hyundai Securities	Common stock: KRW6,637	October 4, 2016 – October 14, 2016	65 individual shareholders	18,311 common shares	KRW	121,530,107	October 17, 2016	Own fund
			DEUTSCHE BANK AG	170,177 common shares	KRW	1,129,464,749

Total	—	—	Total of 66	188,488 common shares	KRW	1,250,994,856	—	—

*	Claim for payment of purchase price: based on purchase price proposed by the company

(7)	Financial Impact

1) Unlike in a merger, the two target companies continue to exist as two separate entities subsequent to a comprehensive stock swap. Accordingly, the financial statements of Hyundai Securities, which became a wholly-owned subsidiary as a result of the comprehensive stock swap, were not impacted by the stock swap.

* Summary of financial information before and after the stock swap (based on the Report on the Results of the Stock Swap submitted on October 19, 2016)

-	KB Financial Group

	(Unit: KRW millions)
Classification	Pre-Swap	Post-Swap	Change
I. Cash and balance	33,280	33,280	—
II. Financial assets recognized as profit and loss	201,843	201,843	—
III. Loans	—	—	—
IV. Investment in subsidiary	18,557,566	19,684,214	1,126,648
V. Investment in related company	2,232,915	2,232,915	—
VI. Tangible assets	479	479	—
VII. Intangible assets	8,348	8,348	—
VIII. Deferred tax assets	2,666	2,666	—
IX. Other assets	297,786	297,786	—

Total assets	21,334,883	22,461,531	1,126,648

I. Borrowings	85,000	85,000	—
II. Private loans	2,745,173	2,745,173	—
III. Net defined benefit obligations	1,721	1,721	—
IV. Current tax liabilities	210,761	210,761	—
V. Other liabilities	89,526	89,526	—

Total liabilities	3,132,181	3,132,181	—

I. Capital	1,931,758	2,090,557	158,799
II. Capital surplus	13,513,809	14,481,658	967,849
III. Accumulated other comprehensive income	(5,035)	(5,035)	—
IV. Earned surplus	3,062,176	3,062,176	—
V. Treasury stock	(300,006)	(300,006)	—

Total equity	18,202,702	19,329,350	1,126,648

Total liabilities and equity	21,334,883	22,461,531	1,126,648

1.	The pre-swap statement of financial position is based on the separate statement of financial position as of the end of the first half of 2016.
2.	The post-swap statement of financial position has incorporated only the increase in KB Financial Group’s shareholding in Hyundai Securities as a result of the new shares issued due to the stock swap and the swap itself in the pre-swap statement of financial position, and does not incorporate those items that are difficult to predict at present.
3.	The fair value of the shares issued by KB Financial Group (fair value as of the stock swap date) was assumed to be the share price for calculating the stock swap ratio .
4.	Since the above material is prepared as an estimate, there may be differences with the actual statement of financial position figures prepared after the stock swap in accordance with the business accounting standards.

-	Hyundai Securities

			(Unit: KRW)
Classification	Pre-Swap	Post-Swap	Change
I. Cash and balance	1,963,741,408,599	1,962,490,413,743	(1,250,994,856)
II. Financial assets recognized as profit and loss	13,437,790,931,142	13,437,790,931,142	—
III. Derivative assets	471,336,969,132	471,336,969,132	—
IV. Financial asset available for sale	2,765,039,486,897	2,765,039,486,897	—
V. Held-to-maturity financial asset	10,000,000,000	10,000,000,000	—
VI. Investment in subsidiary	883,741,036,454	883,741,036,454	—
VII. Investment in related company	5,837,000,000	5,837,000,000	—
VIII. Loans	2,203,949,466,119	2,203,949,466,119	—
IX. Intangible assets	124,509,150,329	124,509,150,329	—
X. Investment property	53,576,568,229	53,576,568,229	—
XI. Intangible assets	58,709,557,680	58,709,557,680	—
XII. Current tax assets	26,465,640,397	26,465,640,397	—
XIII. Deferred tax assets	—	—	—
XIV. Other financial assets	1,135,069,399,518	1,135,069,399,518	—
XV. Other assets	33,555,597,668	33,555,597,668	—
XV. Assets to be liquidated	25,000,000,000	25,000,000,000	—

Total assets	23,198,322,212,164	23,197,071,217,308	(1,250,994,856)

I. Customer deposit liabilities	1,980,004,348,446	1,980,004,348,446	—
II. Accounting for liabilities	7,891,881,429,683	7,891,881,429,683	—
III. Derivative liabilities	755,043,525,828	755,043,525,828	—
IV. Borrowings	8,170,935,530,752	8,170,935,530,752	—
V. Net income tax liabilities	—	—	—
VI. Net defined benefit obligations	9,733,901,000	9,733,901,000	—
VII. Deferred tax liabilities	6,081,394,192	6,081,394,192	—
VIII. Provisions	2,599,584,394	2,599,584,394	—
IX. Other financial liabilities	1,021,779,552,858	1,021,779,552,858	—
X. Other liabilities	50,156,660,452	50,156,660,452	—

Total liabilities	19,888,215,927,605	19,888,215,927,605	—

I. Capital	1,183,062,650,000	1,183,062,650,000	—
II. Other paid-in capital	1,023,036,247,788	1,021,785,252,932	(1,250,994,856)
III. Earned surplus	966,654,628,458	966,654,628,458	—
IV. Other capital components	137,352,758,313	137,352,758,313	—

Total equity	3,310,106,284,559	3,308,855,289,703	(1,250,994,856)

Total liabilities and equity	23,198,322,212,164	23,197,071,217,308	(1,250,994,856)

1.	The pre-swap statement of financial position is based on the separate statement of financial position as of the end of the first half of 2016.
2.	The post-swap statement of financial position includes changes as a result of the exercise of appraisal rights.
3.	Since the above material is prepared as an estimate, there may be differences with the actual statement of financial position figures prepared after the stock swap in accordance with the business accounting standards.

2) The stock swap price paid by KB Financial Group in connection with the comprehensive stock swap with Hyundai Securities, and the amount of assets and liabilities acquired as of the stock swap date are as follows:

(Unit: KRW millions)
Classification	Amount
Transfer price
Fair value of existing stockholding at time of share swap	1,456,263
Equity instruments (31,759,844 shares of common stock)	1,305,330

Total transfer price	2,761,593

Acquired asset
Cash and balance	1,825,496
Financial assets recognized as profit and loss	14,084,518
Derivative assets	591,019
Financial assets available for sale	3,116,372
Held-to-maturity financial assets	17,314
Investment in related company	6,487
Borrowings	4,717,679
Tangible assets (including investment property)	673,627
Intangible assets	144,459
Other assets	1,188,254
Acquired liabilities
Accounting for liabilities	8,515,540
Customer deposit liabilities	3,258,894
Derivative liabilities	674,123
Borrowings	9,031,139
Other liabilities	1,495,322
Fair value of identifiable net assets	3,390,207
Non-controlling interests	—
Bargain purchase gain	628,614

Gains from bargain purchase resulted from the business combination, and KB Financial Group recognized this gain as other non-operating income in its consolidated income statement.

The composition of debts acquired as a result of the stock swap is as follows:

(Unit: KRW millions)
Category	Amount
Fair value of debts	4,717,679

Total commitment amount of debts	4,798,537

Cash flow under commitments not expected to be collected	(136,370)

The composition of intangible assets recognized as gains as a result of the business combination is as follows:

(Unit: KRW millions)
Category	Amount
Stock brokerage intangible asset (*1)	64,501
Security credit deposit intangible asset (*1)	12,665
Other (*2)	67,293

Total	144,459

(*1)	The multi-period excess earnings method was used as the income approach method in order to assess the fair value of stock brokerage intangible assets and security credit deposit intangible assets. The multi-period excess earnings method calculates present value by discounting the excess earnings generated by the intangible asset subject to assessment using the appropriate discount rate. Excess earnings for each year are calculated by deducting from the profit generated by the intangible asset subject to assessment the costs of tangible asset or other intangible asset that has contributed to the generation of the profit in question (contributing asset).
(*2)	Comprises membership and other intangible assets previously held by Hyundai Securities

The fair value of 29.62% of Hyundai Securities’ shares held by KB Financial Group during the current term prior to the business combination was assessed at KRW 5,817 million, which was recognized as a loss of investment in related company in its consolidated income statement.

The operating loss and net loss for the period of Hyundai Securities after the acquisition date as reflected in the consolidated income statement were KRW 78,849 million and KRW 61,773 million, respectively.

If Hyundai Securities had been treated as a consolidated entity from the start of the relevant period, the operating profit and net profit for the period as reflected in the consolidated income statement would have been KRW 15,821 million and KRW 10,360 million, respectively.

(8)	Merger of Hyundai Securities and KB Investment & Securities

-	Type of merger: merger (Surviving entity: Hyundai Securities; Extinguished entity: KB Investment & Securities)

Category	Date (yyyy.mm.dd)	Content
Merger of Hyundai Securities and KB Investment & Securities	2016.11.01	☐	Approval of execution of merger agreement (November 1, 2016: 15th board of directors meeting)
		-	Merging company (surviving company): Hyundai Securities Co., Ltd.
		-	Company being merged (company to become a wholly-owned subsidiary): KB Investment & Securities, Co., Ltd.
		-	Merger date: December 30, 2016
		-	Merger ratio: Hyundai Securities:KB Investment & Securities = 1:1.33681318
	2016.11.30	☐	Convocation of the extraordinary general shareholders’ meeting in connection with merger (17th board of directors dated November 30, 2016)
	2016.12.15	☐ -	3rd extraordinary general shareholders’ meeting Approve merger agreement (Approved as proposed)
	2016.12.30	☐	Consummation of merger with KB Investment & Securities
		-	Increase in number of shares as a result of merger (42,227,674 shares increased)
		ø	Total number of issued shares: 278,840,204
		-	Change of company name (Hyundai Securities g KB Securities)
		☐	4th extraordinary general shareholders’ meeting
		-	Report on consummation of merger
	2016.12.31	☐	Capital increase by allocation to shareholder
		-	Number of shares: 19,780,220 shares
		ø	Total number of issued shares: 298,620,424 shares

[KB Insurance Co., Ltd. and KB Capital Co., Ltd.]

On April 14, 2017, the Company’s board of directors resolved to conduct tender offers and comprehensive stock swaps with regard to the outstanding shares of KB Insurance and KB Capital that the Company did not own in order to convert the two entities into its wholly-owned subsidiaries. Any shares remaining after the completion of the tender offers in May 2017 will be acquired through comprehensive stock swaps with the common shares of KB Financial Group. The comprehensive stock swaps are scheduled to be completed in July 2017.

For more details, please refer to the Reports of Material Event filed on April 14, 2017 as well as the Securities Registration Statement.

<Matters Relating to KB Insurance Co., Ltd.>

I.	OVERVIEW OF KB INSURANCE

1.	Overview of KB INSURANCE

A.	Overview of Consolidated Subsidiaries

(Unit: KRW millions)
Company Name	Date of Establishment	Address	Main Business	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
Leading Insurance Services, Inc.	November 1, 2005	15th Floor, 400 Kelby Street, Fort Lee, NJ 07024, U.S.A	Agency	4,425	See note 1	Not applicable
LIG insurance (China) Co., Ltd.	October 23, 2009	27F, NO.2701-2703, Sunnyworld, 188, lushan Road, Nanjing, Jiangsu Province 210019, China	Non-life insurance	103,774	See note 1	Applicable; see note 2
PT. KB Insurance Indonesia	September 30, 1997	Sinarmas Land Plaza Tower II 25 Fl., Suite 2501 JI. M. H. Thamrin No.51, Jakarta 10350 Indonesia	Non-life insurance	25,858	See note 1	Not applicable
KB Claims Survey & Adjusting Co., Ltd.	May 18, 2007	20th Fl., KB Insurance Co., Ltd. Hapjeong Bldg., 19, Yanghwa-ro, Mapo-gu, Seoul	Adjustment of damage	28,313	See note 1	Not applicable
KB Sonbo CNS	November 10, 2009	3rd Fl., KB Insurance Co., Ltd. Hapjeong Bldg., 19, Yanghwa-ro, Mapo-gu, Seoul	Agency	4,285	See note 1	Not applicable
KB Golden Life Care Co., Ltd.	December 1, 2016	334, Teheran-ro, Gangnam-gu, Seoul	Operation of welfare facilities for senior citizens	19,533	See note 1	Not applicable
KB Hope Partner Private Securities Investment Trust No. 1	December 19, 2014	Shinhan Financial Investment Building 25F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Special Purpose Company	49,137	See note 1	Not applicable
Dongbu Private Securities Special Asset Investment Trust No. 16	August 27, 2013	Dongbu Asset Management, Shinsong Center Bldg., 19F, 57, Yeouinaru-ro, Yeongdeungpo-gu, Seoul	Special Purpose Company	39,507	See note 1	Not applicable
Hana Land Chip Private Real Estate Investment Trust No. 58	June 26, 2014	Hana Asset Management, Shinan Bldg., 512, Teheran-ro, Gangnam-gu, Seoul	Special Purpose Company	16,094	See note 1	Not applicable
Hyundai AVIATION Private Special Asset Investment Trust No.3	June 18, 2014	Hyundai Asset Management, 6F, KBIZ New Building, 30,Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Special Purpose Company	19,779	See note 1	Not applicable

Mirae Asset Triumph Private Securities Investment Trust No. 38	December 19, 2014	Mirae Asset Global Investments, 13F, Tower1, 33, Jongno, Jongno-gu, Seoul	Special Purpose Company	49,243	See note 1	Not applicable
Private Securities Investment Trust for Shinhan BNPP Corporations	December 19, 2014	19F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Special Purpose Company	49,187	See note 1	Not applicable
Hyundai Power Private Special Asset Investment Trust No.3	March 31, 2015	Hyundai Asset Management, 6F, KBIZ New Building, 30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Special Purpose Company	23,699	See note 1	Not applicable
Hyundai Power Professional Investment Type Private Investment Trust No. 4	September 29, 2016	Hyundai Asset Management, 6F, KBIZ New Building, 30,Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Special Purpose Company	44,035	See note 1	Not applicable
KB U.S. Long Short Professional Investment Type Private Securities Investment Trust No. 1	October 4, 2016	Shinhan Financial Investment Building 23F, 70, Yeoui-daero, Yeongdeungpo-gu, Seoul	Special Purpose Company	20,322	See note 1	Not applicable
Hyundai Infra Professional Investment Private Investment Trust No. 5	January 9, 2017	Hyundai Asset Management, 6F, KBIZ New Building, 30, Eunhaeng-ro, Yeongdeungpo-gu, Seoul	Special Purpose Company	—	See note 1	Not applicable

1.	Based on K-IFRS 1100 Paragraph (6)
2.	Assets for the previous reporting year are more than KRW75 billion.

<Changes in Consolidated Companies >

Classification	Subsidiary	Grounds
Newly Consolidated Entities	Hyundai Infra Professional Investment Private Investment Trust No. 5	Holds controlling power
	—	—
Deconsolidated Entities	Daishin Forte Alpha Private Securities Investment Trust No. 30	Disposal of shares
	Daishin Forte Alpha Private Securities Investment Trust No. 31	Disposal of shares
	Daishin Forte Alpha Private Securities Investment Trust No. 32	Disposal of shares
	Daishin Forte Alpha Private Securities Investment Trust No. 33	Disposal of shares
	Daishin Forte Alpha Private Securities Investment Trust No. 36	Disposal of shares
	Daishin Forte Alpha Private Securities Investment Trust No. 43	Disposal of shares
	Daishin Forte Alpha Private Securities Investment Trust No. 44	Disposal of shares

B.	Legal and Commercial Name of the Company

The name of the company is KB Insurance Co., Ltd.

Note) As of June 24, 2015, the name of the company changed from LIG Insurance Co., Ltd. to KB Insurance Co., Ltd.

C.	Date of Incorporation and Duration of Existence

The company held its incorporation meeting on December 13, 1958 and commenced operations on January 27, 1959. It has been a publicly traded company since being listed on the securities market on June 23, 1976.

D.	Address, Telephone Number of Head Office, Website

–	Address: KB Securities Bldg., 117, Teheran-ro, Gangnam-gu, Seoul, Korea

–	Telephone Number: +82-1544-0114

–	Website: http://www.kbinsure.co.kr

E.	Whether the Company is a Small- and Medium-Sized Enterprise

–	Not applicable.

F.	Regulatory Framework for the Operation of the Company

–	The company is conducting its main business, the non-life insurance business, pursuant to the Insurance Business Act.

G.	Main Business Operations

The main business of the company is non-life insurance and related activities such as the execution of non-life insurance agreements and the collection/payment of insurance premiums/benefits. In addition, it is engaged in other related or ancillary businesses which insurance companies are permitted to operate such as asset management and claims adjustment.

Its main subsidiaries include LIG Insurance (China) Co., Ltd. LIG Insurance (China) Co., Ltd. provides insurance services mainly to Korean companies located in China’s Jiangsu and Guangdong provinces, while selling non-life insurance products to local entities and individual customers. For further details, please refer to ‘II. Description of Business’.

*	As of June 21, 2016, LIG Investment and Securities Co., Ltd. was sold to “Initium 2016 Co., Ltd.” and is no longer a major subsidiary.

H.	Overview of New Businesses

No new businesses have been initiated by the company as of the date of submission of the Securities Registration Statement.

I.	Matters Relating to Affiliates

Refer to IX. 1. A. Overview of Affiliates

J.	Matters Relating to Credit Ratings

The company receives regular (yearly) credit ratings from A.M. Best, an international credit rating agency, with respect to its financial strength and its credit ratings results for the most recent three years are as follows.

[Credit Ratings For the Most Recent Three Years Based on Insurance Financial Strength Rating (IFSR)]

Date of Rating	Credit Rating of Rated Securities	Credit Rating Company	Rating Type
November 28, 2016	A- (Excellent)/stable outlook	A.M. Best [U.S.]	Regular
December 1, 2015	A- (Excellent)/stable outlook	A.M. Best [U.S.]	Regular
February 12, 2015	A- (Excellent)/stable outlook	A.M. Best [U.S.]	Regular
January 8, 2014	A- (Excellent)/stable outlook	A.M. Best [U.S.]	Regular

¡	Details of Credit Rating System : (Financial Strength Rating)

◆	A.M. Best (Location of Headquarters: U.S.)

Financial Strength Rating	Description
A++, A+	Insurers have a superior ability to meet their ongoing obligations to policyholders.
A, A-	Insurers have an excellent ability to meet their ongoing obligations to policyholders.
B++, B+	Insurers have a good ability to meet their ongoing obligations to policyholders.
B, B-	Insurers have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions.
C++, C+	Insurers have a marginal ability to meet their current obligations to policyholders, and are financially vulnerable to adverse changes in underwriting and economic conditions.
C, C-	Insurers have a weak ability to meet their current obligations to policyholders, and are financially very vulnerable to adverse changes in underwriting and economic conditions.
D	Insurers have a poor ability to meet their current obligations to policyholders, and are financially extremely vulnerable to adverse changes in underwriting and economic conditions.
E	Insurers have been placed under management of an insurance regulatory authority.
F	Insurers have been placed under an order of liquidation by a court.

2.	Corporate History

A.	History of Major Activities

The major activities of the company during the public disclosure period (April 1, 2013 to March 31, 2017) are as follows.

Date	Description
04.01.2013	Launched LIG Magic Car Direct Auto Insurance
04.18.2013	Selected “Best KSQI Call Center” for 2013
06.14.2013	Inauguration of Chairman Byung-Heon Kim as CEO
07.01.2013	Launched a mobile application for company magazine ‘Hope Plus’
07.04.2013	Launched ‘LIG Medicare Health Insurance’
07.17.2013	Launched ‘Business Prosperity Insurance (actual damage coverage)’
08.23.2013	Awarded grand prize for ‘3rd Korea SNS Awards’ in non-life insurance industry
09.01.2013	Launched LIG Magic Car Personal Auto Insurance
12.17.2013	Awarded grand prize for the ‘10th Web Awards Korea’ in non-life insurance industry
12.19.2013	Awarded grand prize for 2013 Finance and Securities Awards by Aju Economics in finance and informatization sector
01.02.2014	Launched ‘Baeknyeonsarang Health Insurance’
01.15.2014	Held the 6th LIG Hope Camp
02.03.2014	Launched ‘LIG Silver Cancer Insurance’
03.28.2014	Acquired ‘National Web Accessibility Certification Mark’ for official website
06.24.2014	Completed 30th House of Hope (Geochang, Gyeongnam)
07.03.2014	Awarded grand prize for 2014 True Insurance Company in marketing sector by Seoul Economic Daily (LIG Magic Touch Service)
10.24.2014	Awarded grand prize for Korea SNS Awards in non-life insurance industry for two consecutive years
11.13.2014	Awarded grand prize for the 3rd Financial Consumer Protection Awards in non-life insurance industry
11.26.2014	Awarded grand prize for 2014 Korea Internet Communication Awards in non-life insurance industry
12.04.2014	Selected ‘Best Consumer Protecting Institute of the Year’ by the Financial Consumer Agency

Date	Description
03.03.2015	Awarded ‘2015 Korea Wealth Management Awards’ in non-life insurance products sector by The Bell’ (Magic 110 Health Safety Insurance)
04.20.2015	Acquired ‘National Web Accessibility Certification Mark’ for official website for three consecutive years
06.24.2015	Changed name from LIG Insurance Co., Ltd. to KB Insurance Co., Ltd.
07.09.2015	Awarded grand prize for 2015 Korea Service Awards in non-life insurance industry by the Korea Standards Association
11.25.2015	Awarded grand prize for Korea Internet Communication Awards in Internet services and non-life insurance sectors for four consecutive years
03.18.2016	Inauguration of Chairman Jong-Hee Yang as CEO
05.11.2016	Selected ‘Best KSQI Call Center’ for 2016
05.24.2016	Selected ‘Most Respected Brand in 2016’ in childcare insurance by Korea Joongang Daily for five consecutive years
07.07.2016	Awarded grand prize for ‘2016 Korea Service Awards’ in non-life insurance industry by the Korea Standards Association
10.14.2016	Awarded grand prize for the 6th Korea SNS Prize in non-life insurance industry for four consecutive years
10.27.2016	Awarded the FSS Governor’s Prize of the 21st Herald Biz Insurance Award (KB Magic Car Shared Insurance)’
11.23.2016	Awarded grand prize for the 9th Korea Internet Communication Awards for five consecutive years
02.16.2017	Launch the first ‘Visible Automatic Response System’ in the non-life insurance industry
[Matters Relating to LIG Insurance (China) Co., Ltd.]

The major activities of the company during the public disclosure period (April 1, 2013 ~ March 31, 2017) are as follows.

Date	Description
2014.01.02	Inauguration of Chul-Ho Cho as President
2014.06.06	Opened Guangdong branch
2017.01.01	Change of branch representative (Acting President Sae-Wook Sohn)

B.	Address of Head Office

The company’s head office is located at KB Insurance Tower, 117, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea.

C.	Significant Changes in Management

On June 14, 2013, Woo-Jin Kim, Byung-Heon Kim, Ho-Young Lee, Bon-Wook Gu, Sung-Joon Im and Gun-Soo Shin were appointed directors at the general meeting of shareholders, directors Doo-Hyun Kim and Bon-Sang Koo retired as their terms of office expired, and due to the resignations of CEO Ja-Joon Koo and director Joong-Won Kwon for personal reasons, director Byung-Hun Kim was appointed representative director at the meeting of the board of directors.

At the general meeting of shareholders held on March 14, 2014, Yeong-Woo Nam, Sung-Tae Kang and Bong-Joo Lee were appointed directors and director Woo-Jin Kim resigned for personal reasons and in June 2014, outside director Sung-Joon Im retired as his term of office expired.

At the general meeting of shareholders held on March 20, 2015, Byung-Myung Park, Sung-Tae Kang and Yong-In Shin were appointed directors.

All existing members of the board of directors resigned due to the expiration of their terms of office or for personal reasons immediately prior to the extraordinary meeting of shareholders held on June 24, 2015 and Byung-Hun Kim, Eung-Ho Shin and Jung-Soo Heo were appointed executive directors and Gun-Soo Shin, Bong-Joo Lee, Yong-In Shin and Jae-Ho Shim were appointed outside directors at said extraordinary meeting of shareholders.

At the ordinary general meeting of shareholders held on March 18, 2016, directors Byung-Hun Kim and Gun-Soo Shin retired as their terms of office expired, Jong-Hee Yang was appointed executive director, Jung-Soo Huh was appointed non-executive director and Bong-Joo Lee, Yong-In Shin and Jin-Hyun Park were appointed outside directors.

At the ordinary general meeting of shareholders held on March 17, 2017, directors Jung-Soo Huh, Eung-Ho Shin, and Bong-Joo Lee retired as their terms of office expired, Jae-Geun Lee was appointed non-executive director, Jin-Hyun Park, Yong-In Shin, Jae-Ho Shim and Chang-Ki Kim were appointed outside directors, and Yong-In Shin, Jae-Ho Shim and Chang-Ki Kim were appointed audit committee members.

D.	Changes in Largest Shareholder

Pursuant to the Share Purchase Agreement among a group of shareholders including Bon-Sang Gu, the former largest shareholder, and KB Financial Group Inc., the largest shareholder of the company was changed to KB Financial Group Inc. as of June 24, 2015.

E.	Change in Company Name

As of June 24, 2015, the company’s name was changed from LIG Insurance Co., Ltd. to KB Insurance Co., Ltd.

F.	Instances of Private Restructuring or Liquidation Procedures

Not applicable.

G.	Mergers and Other Corporate Reorganizations

Not applicable.

H.	Changes in Business or Main Operations of Company

Not applicable.

I.	Other Major Developments Relating to Business Activities

Not applicable.

Note) Items E through I are not applicable to LIG Insurance (China) Co., Ltd., a major consolidated subsidiary.

3.	Changes in Capital

Increase (Reduction) in Capital

(As of the date of submission of the Securities Registration Statement)					(Unit: KRW, Shares)
Date of Share Issuance (Reduction)	Type of Issuance (Reduction)	Description of Shares Issued (Reduced)
		Share Type	Quantity	Par Value Per Share	Issue (Reduction) Price Per Share	Remarks
2016.12.30	Paid-in capital increase (allocated to third parties)	Common	6,500,000	500	26,250	– Party subject to third party allocation: KB Financial Group Inc. – Lock-up (*See note.)

1.	Restriction on resale (lock-up with the Korea Securities Depository for a period of one year)

4.	Total Number of Shares

A.	Total Number of Shares

The total number of authorized shares of the company as of the date of submission of the Securities Registration Statement is 200,000,000 shares (150,000,000 common shares, 50,000,000 preferred shares) and since its issuance of 6,500,000 shares in a third party rights offering in December 2016, the total number of issued and outstanding shares is 66,500,000 shares.

Total Number of Shares

(As of the date of submission of the Securities Registration Statement)				(Unit: Shares)
Category	Type of Shares			Remarks
	Common Shares	Preferred Shares	Total
I.Total number of authorized shares	150,000,000	50,000,000	200,000,000	—
II.Total number of shares issued to date	66,500,000	0	66,500,000	—
III.Total number of shares reduced to date	0	0	0	—
1. Capital Reduction	0	0	0	—
2. Share Reduction	0	0	0	—
3. Redemption of redeemable shares	0	0	0	—
4. Other	0	0	0	—
IV.Total number of shares issued (II-III)	66,500,000	0	66,500,000	—
V.Number of Treasury Shares	0	0	0	—
VI.Number of outstanding shares (IV-V)	66,500,000	0	66,500,000	—

B.	Acquisitions and Disposals of Treasury Shares

The company sold 100% of its treasury shares in November 2015 (8,290,179 shares, price per share of KRW 27,850, aggregate price of KRW 230.9 billion) and currently does not hold any treasury shares.

C.	Various Types of Shares

The company has not issued any shares other than common shares.

5.	Voting Rights

The total number of common shares issued by the company is 66,500,000 shares, and the total number of shares with voting rights is also 66,500,000 shares.

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares)
Category	Type of Shares	Number of Shares	Remarks
Total number of shares issued (A)	Common	66,500,000	—
	Preferred	—	—
Number of shares without voting rights (B)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation (C)	Common	—	—
	Preferred	—	—
Number of other shares for which voting rights are limited by law (D)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights have been restored (E)	Common	—	—
	Preferred	—	—
Number of shares for which voting rights may be exercised (F = A - B - C - D + E)	Common	66,500,000	—
	Preferred	—	—

6.	Dividend Information

If the company’s risk-based capital ratio as of the end of a given fiscal year is at least 100% pursuant to Article 6-13, Paragraph 4 of the Insurance Business Supervisory Regulations, the company may pay dividends in accordance with its Articles of Incorporation as set forth below.

[Articles of Incorporation]

Article 46 (Dividends)

①	Dividends may be paid in either cash or shares.

②	In case the dividends are distributed in shares, if the company has issued several classes of shares, such distribution may be made through shares of different classes by a resolution of a general meeting of shareholders.

③	Dividends in the foregoing paragraph shall be paid to the shareholders or pledgees registered in the shareholders registry of the company as of the end of each fiscal year.

Article 47 (Prescription Period for Claim for Payment of Dividends)

①	The right to dividends shall be extinguished by prescription if the right is not exercised for five (5) years.

②	After the expiration of the prescription period set forth in Paragraph (1), unclaimed dividends shall revert to the company.

Dividend Information for the Most Recent Three Years

Category	Type of Share	2016	2015	2014
		59th	58th	57th
Par value per share (KRW)		500	500	500
(Consolidated) Net profit for the period (KRW millions)		302,109	159,348	109,229
(Separate) Net profit for the period (KRW millions)		295,780	173,736	109,195
(Consolidated) Earnings per share (KRW)		5,016	3,117	2,115
Total cash dividends (KRW millions)		39,900	24,000	25,855
Total stock dividends (KRW millions)		0	0	0
(Consolidated) Cash dividend payout ratio (%)		13.21	15.06	23.67
Cash dividend yield (%)	Common Shares	2.27	1.41	1.82
	Preferred Shares	0	0	0
Stock dividend yield (%)	Common Shares	0	0	0
	Preferred Shares	0	0	0
Cash dividend per share (KRW)	Common Shares	600	400	500
	Preferred Shares	0	0	0
Stock dividend per share (KRW)	Common Shares	0	0	0
	Preferred Shares	0	0	0

1.	The (consolidated) earnings per share is calculated based on the weighted average number of shares outstanding for the given year.
2.	The figures for 2014 (57th) reflect prior period error corrections.

II.	DESCRIPTION OF BUSINESS

1.	DESCRIPTION OF BUSINESS

A.	Current State of the Industry

1)	Characteristics of the Industry

In the first quarter of 2017, the non-life insurance industry continued to show growth in all sectors including general insurance, long-term insurance and auto insurance. General insurance grew 7.0% compared to the same period of the previous year to KRW1,414.5 billion, long-term insurance grew 2.8% compared to the same period of the previous year to KRW12,468.7 billion, and auto insurance grew 7.0% compared to the same period of the previous year to KRW4,207 billion. As a result, total direct premium earned in the non-life insurance industry was KRW18,090.2 billion, a 4.1% increase compared to the same period of the previous year.

	(Unit : KRW 100 millions, %)
Type	1Q 2017	1Q 2016	2016	2015
Market Size	180,902	173,851	710,855	686,457
Growth Rate	4.1	3.2	3.6	5.4

1.	Growth rate is vis a vis the same period of the previous year.

2)	Growth Potential and Cyclical Nature of Business

In 2017, the low-growth and low-profit business environment is expected to continue for non-life insurance. Meanwhile, the adoption of IFRS 17 and the new risk-based capital (RBC) system will result in strengthened regulations regarding financial soundness, including the imposition of stricter requirements with respect to capital management. Furthermore, with greater autonomy provided to insurers in terms of product development, expected interest rates and risk ratios, competition in the insurance industry is expected to intensify. In response to such changes, the non-life insurance industry is focusing on securing stable income streams through the establishment of business plans based on strict capital and risk management, while creating customer value through differentiated services that satisfy customer needs.

B.	Market Conditions and Competitive Landscape

1)	Market Conditions

The top four insurers among the twelve primary insurers in Korea account for more than 70% of the market share. The following is the market share of the top four companies, including KB Insurance.

						(Unit: %)
Type		KB Insurance	Samsung Fire & Marine Insurance	Hyundai Marine & Fire Insurance	Dongbu Insurance	Top 4 Companies Combined
1Q 2017	General	19.1	20.3	18.0	16.4	73.8
	Automobile	13.0	29.5	18.6	19.3	80.4
	Long-term	13.4	24.4	16.7	16.3	70.8
	Total	13.7	25.2	17.3	17.0	73.2
1Q 2016	General	18.7	20.8	19.1	18.1	76.7
	Automobile	12.6	29.6	18.1	18.5	78.8
	Long-term	13.3	24.7	17.2	16.6	71.8
	Total	13.6	25.5	17.6	17.1	73.8
2016	General	15.7	23.2	19.2	18.0	76.0
	Automobile	12.4	29.3	19.2	18.2	79.2
	Long-term	13.3	24.6	17.0	16.5	71.4
	Total	13.3	25.6	17.7	17.0	73.5
2015	General	16.0	24.8	19.1	18.2	78.1
	Automobile	12.2	28.3	19.9	17.3	77.7
	Long-term	13.3	25.3	17.3	16.4	72.3
	Total	13.3	25.9	18.0	16.7	73.9

2)	Competitive Strengths of KB Insurance

In 2017, KB Insurance established three corporate strategies with the goal of advancing to the next level by pursuing meaningful growth with a focus on profitability and by generating synergies among affiliates. To achieve such goal, KB Insurance plans to first scrutinize and improve all of its products and services from the perspective of its customers. Second, KB Insurance plans to strengthen its risk management system. It plans to establish a global corporation-standard risk governance structure and strengthen its management of the soundness of its insurance assets and liabilities. Also, KB Insurance plans to establish a profitability-based product management system by actively operating individual risk councils for each product. Third, KB Insurance plans to pursue innovation of its cost structure. Cost competitiveness is critical in effectively responding to the low-growth market as well as changes in the environment including price deregulation. Also, KB Insurance will seek to continue to invest in high-profit areas and future growth engines to create a solid foundation for sustained growth.

C.	Overview of New Businesses

As of the date of submission of the Securities Registration Statement, KB Insurance is not pursuing any new businesses.

2.	Business Operations

A.	Overview of Business Operations

In the first quarter of 2017, KB Insurance collected KRW2,487.2 billion in direct premiums, which is a 5.6% increase compared to the same period of the previous year.

In terms of type of premiums collected, general insurance premium was KRW270.1 billion, an increase of 9.4% compared to the same period of the previous year, long-term insurance premium was KRW1,670.4 billion, an increase of 3.6% compared to the same period of the previous year and auto insurance premium was KRW546.7 billion, an increase of 10.0% compared to the same period of the previous year.

In terms of profits and assets, net income was KRW96.8 billion, an increase of KRW26.8 billion compared to the same period of the previous year. Total assets were KRW29,670 billion, an increase of KRW2,153.7 billion compared to the same period of the previous year.

B.	Types of Business

1)	Insurance Products

•	Automobile/Driver

•	Child/Health/Injury

•	Annuity/Savings

•	Age planning/Long-term care

•	Fire

•	Bancassurance

•	Direct

•	Biz Insurance

•	TM

2)	Loan Products

•	Policy loans

•	Credit loans

•	Household loans

•	Stock loans

3)	Customer Service

•	Magic Car service

•	Compensation service

C.	Results of Operations

1)	Profitability by Type of Insurance

(January 1, 2017 to March 31, 2017)					(Unit : KRW 100 millions)
Type	Fire	Marine	Automobile	Guarantee	Casualty	Overseas Direct	Overseas Inward Reinsurance	Long- term	Private Annuity	Total
Earned Premium	28	53	4,681	0	804	76	20	15,015	1,044	21,721
Incurred Losses	8	16	3,669	0	512	86	11	12,444	1,231	17,977
Net Operating Expenses	20	22	1,048	0	156	50	1	2,980	77	4,354
Operating Profit/Loss	1	16	(36)	0	136	(59)	8	(412)	(263)	(609)

1.	Incurred losses and net operating expenses are based on the business performance table in the business report pursuant to the Detail Enforcement Rules for Insurance Business Supervision.
2.	Operating profit/loss numbers reflect deductions of net increases of reserves for participating insurance deficits and unallocated divisible surplus to future policyholders.

2)	Premium Income by Type of Insurance

				(Unit : KRW 100 millions)
Type	F1Q 2017		2016		2015
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Fire	50	0.2	211	0.2	207	0.2
Marine	187	0.8	724	0.8	866	1.0
Automobile	5,210	21.1	19,385	20.6	17,455	19.2
Guarantee	2	0.0	1	0.0	0	0.0
Casualty	2,367	9.6	7,748	8.3	7,476	8.2
Overseas Direct Insurance	105	0.4	445	0.5	515	0.6
Overseas Inward Reinsurance	40	0.2	294	0.3	311	0.3
Long-term	15,656	63.5	60,720	64.7	59,400	65.3
Private Annuity	1,046	4.2	4,382	4.7	4,671	5.1

Total	24,663	100.0	93,910	100.0	90,901	100.0

3)	Claims Paid by Type of Insurance

(Unit : KRW 100 millions, %)
Type	F1Q 2017		2016		2015
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Fire	7	0.1	42	0.1	32	0.1
Marine	29	0.4	107	0.4	137	0.5
Automobile	3,380	45.1	13,126	46.4	12,581	49.2
Guarantee	0	0.0	(2)	0.0	(2)	0.0
Casualty	449	6.0	1,649	5.8	1,595	6.2
Overseas Direct Insurance	232	3.1	1,030	3.6	776	3.0
Overseas Inward Reinsurance	7	0.1	61	0.2	75	0.3
Long-term	3,394	45.3	12,292	43.4	10,355	40.5
Private Annuity	2	0.0	8	0.0	8	0.0

Total	7,500	100.0	28,313	100.0	25,557	100.0

1.	Based on net claims paid in the income statement according to the Detail Enforcement Rules for Insurance Business Supervision

4)	Loss Ratio by Type of Insurance (Incurred Losses/Premiums Earned)

(Unit: %)
Type	F1Q 2017	2016	2015
Fire	27.4	72.1	30.7
Marine	29.8	62.0	90.0
Automobile	78.4	81.9	88.3
Guarantee	0.0	0.0	0.0
Casualty	63.7	66.7	71.6
Overseas Direct Insurance	112.2	125.3	384.6
Overseas Inward Reinsurance	55.0	140.9	74.5
Long-term	82.9	83.2	82.9
Private Annuity	113.0	114.3	112.1

Total	82.5	84.1	86.6

1.	Based on the business performance table according to the Detail Enforcement Rules for Insurance Business Supervision

5)	Direct Premiums by Distribution Channel

(Unit : KRW 100 millions, %)
Type	Distribution	1Q 2017		2016		2015
		Amount	Ratio	Amount	Ratio	Amount	Ratio
Fire	KB Insurance	0	0.0	7	3.3	5	2.4
	Agent	8	16.0	34	15.8	36	17.1
	Agency	38	76.0	164	76.3	159	75.7
	Others	4	8.0	10	4.7	10	4.8

	Total	50	100.0	215	100.0	210	100.0

Marine	KB Insurance	99	53.2	361	50.3	433	50.3
	Agent	8	4.3	18	2.5	16	1.9
	Agency	46	24.7	195	27.2	295	34.3
	Others	33	17.7	143	19.9	117	13.6

	Total	186	100.0	717	100.0	861	100.0

Automobile	KB Insurance	1,042	19.1	3,160	15.6	2,179	11.9
	Agent	787	14.4	3,264	16.1	3,114	17.0
	Agency	3,582	65.5	13,600	67.0	12,867	70.2
	Others	57	1.0	285	1.4	158	0.9

	Total	5,468	100.0	20,309	100.0	18,318	100.0

Casualty	KB Insurance	1,176	50.1	3,264	44.4	3,425	48.4
	Agent	26	1.1	123	1.7	129	1.8
	Agency	744	31.7	2,745	37.4	2,772	39.2
	Others	401	17.1	1,214	16.5	744	10.5

	Total	2,347	100.0	7,346	100.0	7,070	100.0

Overseas Direct Insurance	KB Insurance	0	0.0	0	0.0	0	0.0
	Agent	0	0.0	0	0.0	0	0.0
	Agency	118	100.0	550	100.0	660	100.0
	Others	0	0.0	0	0.0	0	0.0

	Total	118	100.0	550	100.0	660	100.0

Long-term	KB Insurance	65	0.4	250	0.4	246	0.4
	Agent	4,583	29.3	16,068	26.5	16,933	28.5
	Agency	9,419	60.2	37,050	61.0	33,173	55.8
	Others	1,591	10.2	7,358	12.1	9,054	15.2

	Total	15,658	100.0	60,726	100.0	59,406	100.0

Personal Annuity	KB Insurance	11	1.1	46	1.0	48	1.0
	Agent	382	36.5	1,480	33.8	1,749	37.4
	Agency	548	52.4	2,429	55.4	2,450	52.4
	Others	105	10.0	428	9.8	425	9.1

	Total	1,046	100.0	4,383	100.0	4,672	100.0

Total	KB Insurance	2,393	9.6	7,088	7.5	6,336	6.9
	Agent	5,794	23.3	20,987	22.3	21,977	24.1
	Agency	14,495	58.3	56,733	60.2	52,376	57.4
	Others	2,190	8.8	9,438	10.0	10,507	11.5

	Total	24,872	100.0	94,246	100.0	91,196	100.0

6)	Net Operating Expenses and Operating Expense Ratio by Type of Insurance

(Unit : KRW 100 millions, %)
Type	1Q 2017			2016			2015
	Net Premium Written (a)	Net Operating Expense (b)	Operating Expense Ratio (b/a)	Net Premium Written (a)	Net Operating Expense (b)	Operating Expense Ratio (b/a)	Net Premium Written (a)	Net Operating Expense (b)	Operating Expense Ratio (b/a)
Fire	44	20	44.9	106	63	59.2	82	56	68.6
Marine	42	22	51.4	189	73	38.6	182	70	38.5
Automobile	5,114	1,048	20.5	18,968	3,896	20.5	17,050	3,590	21.1
Guarantee	0	0	400.6	0	0	19.1	0	1	3,671.8
Casualty	1,171	156	13.3	3,076	506	16.4	2,476	445	18.0
Overseas Direct Insurance	72	50	69.0	287	251	87.5	309	317	102.8
Overseas Inward Reinsurance	13	1	10.3	83	-1	-1.0	111	1	0.8
Long-term	15,002	2,980	19.9	58,290	10,733	18.4	57,438	10,529	18.3
Private Annuity	1,046	77	7.3	4,378	347	7.9	4,667	424	9.1

Total	22,504	4,354	19.3	85,376	15,867	18.6	82,314	15,433	18.7

1.	Based on standards for disclosure of non-life insurance business performance
2.	Based on general account and separate account I (separate account for long-term and private annuity)

D.	Investment of Managed Assets

Details of investment of invested assets are as follows.

1)	Invested Asset Ratio

(Unit: KRW 100 millions, %)
Type	1Q 2017	2016	2015
Total Asset (A)	296,700	293,522	265,036
Invested Asset (B)	232,226	232,543	207,381
Invested Asset Ratio (B/A)	78.3	79.2	78.2

1.	Based on separate financial statements
2.	Assets under separate accounts for retirement insurance and retirement annuity are excluded from invested assets

2)	Profit by Type of Investment

(unit :KRW 100 millions, %)
Type		1Q 2017		2016		2015
		Amount	Ratio	Amount	Ratio	Amount	Ratio
Loans	Closing Balance	65,543	28.2	67,905	29.2	67,131	32.4
	Investment Profit	657	33.7	2,634	37.5	2,619	38.5
Securities	Closing Balance	151,066	65.1	145,968	62.8	120,103	57.9
	Investment Profit	1,223	62.8	4,263	60.7	3,960	58.3
Cash, Deposit and Trust	Closing Balance	5,511	2.4	8,461	3.6	9,680	4.7
	Investment Profit	13	0.7	66	0.9	155	2.3
Others	Closing Balance	10,105	4.4	10,209	4.4	10,467	5.0
	Investment Profit	55	2.8	67	0.9	63	0.1
Total	Closing Balance	232,226	100.0	232,543	100.0	207,381	100.0

	Investment Profit	1,948	100.0	7,030	100.0	6,797	100.0

1.	Based on separate financial statements.
2.	Investment profit is net of expenses such as real estate management fees.
3.	Others are real estate related assets.

3)	Highlights by Type of Invested Asset

A)	Loans

◆	Loan Details

(Unit : KRW 100 millions, %)
Type		1Q 2017		2016		2015
		Amount	Return Ratio	Amount	Return Ratio	Amount	Return Ratio
Personal		39,775	3.85	40,738	3.89	41,178	3.88
Corporate	Large	13,779	3.84	13,237	4.02	11,376	4.41
	Small-and Medium-sized enterprise,	11,989	4.43	13,929	4.21	14,577	4.54

Total		65,543	3.95	67,905	3.98	67,131	4.12

1.	Investment return ratio excludes expenses such as real estate management fees.

◆	Balance by Remaining Loan Life

(unit : KRW millions)
1 Year or less	More than 1 year ~ 3 year or less	More than 3 years ~ 5 years or less	More than 5 years	Total
600,327	475,487	351,613	5,126,901	6,554,328

B)	Securities

◆	Investment Details

(Unit : KRW 100 millions, %)
Type		1Q 2017		2016		2015
		Closing Balance	Yield	Closing Balance	Yield	Closing Balance	Yield
Domestic	Treasury Bond	29,742	3.83	28,010	3.33	25,967	2.61
	Special Bond	31,389	3.57	29,371	2.70	32,215	1.93
	Corporate Bond	13,441	3.28	14,010	2.59	14,519	1.92
	Equity	7,158	1.59	7,465	2.44	7,237	4.22
	Beneficiary Certificate/Others	24,870	3.25	23,815	2.96	21,001	2.47

Subtotal		106,600	3.39	102,671	2.89	100,939	2.43

Overseas	Foreign Currency Bond	40,731	4.04	39,623	3.45	36,392	2.16
	Offshore Foreign Currency Bond	3,735	-5.15	3,673	2.41	2,512	12.90

Subtotal		44,466	3.34	43,297	3.37	38,903	2.84

Total		151,066	3.38	145,968	3.03	139,842	2.54

1.	Based on separate financial statements
2.	Investment return ratio excludes expenses such as real estate management fees
3.	Equity includes capital contributions and investments in subsidiary stock

◆	Market Price Information

(As of March 31, 2017)			(Unit : KRW 100 millions)
Type		Market Price	Valuation Gain (Loss) in 1Q 2017	Reserve Balance
Domestic Equity	Listed	779	0	—
	Non-listed	2,580	149	—

	Subtotal	3,360	149	—

Overseas Equity	Listed	0	0	—
	Non-listed	1	167	—

	Subtotal	1	167	—

Total		3,360	316	—

1.	Excludes investments in subsidiary stock.

C)	Cash, Deposits and Trust Assets

(As of March 31, 2017)	(Unit: KRW 100 millions)
Type	1Q 2017		2016		2015
	Closing Balance	Yield	Closing Balance	Yield	Closing Balance	Yield
Cash, Deposit	2,262	0.25	3,173	1.16	6,180	2.50
Short-term Notes	3,249	0.07	5,288	0.29	3,500	0.10
Money Trust	0	0.00	0	0.00	—	—

Total	5,511	0.17	8,461	0.74	9,680	1.60

1.	Based on separate financial statements
2.	Investment return ratio excludes expenses such as real estate management fees

3.	Derivatives Transactions

Derivatives transactions as of the date of submissions of the Securities Registration Statement are as follows.

A.	Derivatives Transactions by Underlying Asset

					(unit: KRW 100 millions)
Type		Interest Rate	Currency	Securities	Others	Total
Purpose	Hedging	634	36,620	—	—	37,254
	Trading	—	3,142	—	4,567	7,709
Market	Market	—	—	—	—	—
	Over-the-Counter	634	39,762	—	4,567	44,963
Type	Forwards	—	30,359	—	—	30,359
	Futures	—	—	—	—	—
	Swaps	634	9,403	—	4,501	14,538
	Options	—	—	—	66	66

1.	Based on contract value converted to Korean won according to exchange rate announced by Seoul Money Brokerage Services as of the settlement date. (KRW 1,116.10/USD, KRW 998.52/ 100JPY, KRW 1,192.61/EUR, KRW 143.63/HKD)
2.	Based on transaction amount for each contract

B.	Credit Derivatives Transactions

(Unit: KRW 100 millions)
Type	Put			Call
	Overseas	Domestic	Total	Overseas	Domestic	Total
Credit Default Swap (CDS)	—	—	—	—	—	—
Credit Option	—	—	—	—	—	—
Total Return Swap	—	—	—	—	—	—
Credit Linked Notes (CLN)	2,678	1,750	4,428	—	—	—
Others (Synthetic CDO)	—	—	—	—	—	—

Total	2678	1750	4,428	—	—	—

1.	Based on contract value converted to Korean won according to exchange rate announced by Seoul Money Brokerage Services as of the settlement date. (KRW 1,116.10/USD, KRW 998.52/ 100JPY, KRW 1,192.61/EUR, KRW 143.63/HKD)
2.	Based on transaction amount for each contract

C.	Detailed List of Credit Derivative Products

		(Unit: acquisitions)
Product Type	Year of Acquisition	Total
Credit Linked Notes (CLN)	2012	1
	2013	1
	2014	4
	2015	8
	2016	6

D.	Expected Losses from Credit Derivatives

- Not applicable.

4.	Business Facilities

Business facilities owned by KB Insurance as of the date of submission of the Securities Registration Statement are as follows.

A.	Outlets

(Unit: locations)
Type	Geographic Location	Branches	Claims Payment Office	Total
Seoul	16	90	2	108
Incheon	2	8	—	10
Gyeonggi Province	10	50	3	63
Gangwon Province	3	15	—	18
Busan	4	24	1	29
Ulsan	1	4	—	5
Gyeongsang-nam Province	3	18	—	21
Daegu	3	15	1	19
Gyeongsang-buk Province	3	18	—	21
Daejeon	2	13	1	16
Chungcheong-nam Province	2	9	—	11
Chungcheong-buk Province	2	9	—	11
Gwangju	2	13	1	16
Jeolla-nam Province	2	10	—	12
Jeolla-buk Province	2	13	—	15
Jeju	1	5	—	6

Total	58	314	9	381

B.	Business Facilities

Business facilities owned by KB Insurance as of the date of submission of the Securities Registration Statement are as follows.

(Unit: KRW millions)
Classification	Land (Book Value)	Building (Book Value)	Total	Notes
Head Office	89,724	84,316	174,040	—
Branches etc.	208,134	608,562	816,697	—

Total	297,858	692,878	990,737	—

1.	Head office : KB Insurance Building, Branches etc. : all real estate excluding head office (including overseas).
2.	Structures and assets under construction excluded.

5.	Other Matters Necessary for Investment Decision

A.	Reserves

(Unit: KRW 100 millions)
Type		1Q 2017	FY 2016	FY 2015
General Account & Separate Account I (a)	Loss Reserves	19,640	20,232	18,985
	Premium Reserve	193,220	189,319	171,352
	Unearned Premium Reserve	14,237	13,352	12,290
	Policyholders’ Dividend Reserve	838	844	756
	Policyholders’ Profit Sharing Reserve	306	255	199
	Participating Insurance Deficit Reserve	207	207	151
	Guarantee Reserve

	Total	228,447	224,209	203,733

Separate Account II (b)	Premium Reserve	32,631	33,792	29,768
	Policyholders’ Dividend Reserve
	Policyholders’ Profit Sharing Reserve
	Non-participating Surplus

	Total	32,631	33,792	29,768

Total ( a + b )		261,078	258,000	233,501

Contingency Reserve		6,796	6,632	6,197

1.	Based on standards for disclosure of business performance of non-life insurers.
2.	General account and separate account I (long-term and private annuity separate account) are policy reserves and separate account II (retirement insurance and retirement annuity separate account) are policyholder reserves.

B.	RBC Ratio

		(Unit : KRW millions, %)
Type	1Q 2017	2016	2015
Available Capital (A)	2,870,010	2,773,995	2,379,044
Required Capital (B)	1,688,477	1,644,473	1,397,977
RBC ratio (A/B)	172.0	168.7	170.2

1.	RBC ratio = available capital / required capital x 100.
2.	FY 2016 and FY 1Q 2017 are based on consolidated RBC.

C.	Major Business Efficiency Indicators

			(Unit: %)
Type	1Q 2017	2016	2015
Loss Ratio	82.5	84.2	86.6
Operating Expense Ratio	20.0	18.6	18.8
Invested Asset Ratio	78.3	79.2	78.3
Return on Asset	3.2	3.1	3.3
Surrender and Lapse Rate	—	8.3	8.3
Policy Persistency Rate (13th month/25th month)	—	84.1/72.1	82.4/69.5
Customer Complaint Assessment Rating	—	—	—

1.	Based on standards for disclosure of business performance of non-life insurers.

-	Loss Ratio: incurred losses/earned premium

-	Operating Expense Ratio: net operating expenses/net premium written

-	Invested Asset Ratio: invested assets/total assets

-	Return on Asset: net income/((total assets as of the end of the previous fiscal year + total assets as of the end of the current fiscal year – net income)/2)

(total assets = total assets on the balance sheet less new contract amounts that have not been written off, goodwill and separate account assets)

-	Surrender and Lapse Rate: surrender and lapse amount/(contracted amounts as of the beginning of the fiscal year + new contracted amounts)

-	Policy Persistency Rate is a bi-annual disclosure indicator, surrender and lapse rate and customer complaint assessment rating are yearly disclosure indicators

-	Customer Complaint Assessment Rating has been changed since 2015 to a system of customer protection evaluations

☐	Matters regarding LIG Insurance (China) Co., Ltd.

1.	Overview of Business

A.	Business Environment

China’s non-life insurance market has recorded rapid growth at an average rate of 19% each year for the past 15 years, from RMB 68.5 billion in 2001 to RMB 926.6 billion in 2016, and is expected to grow at above 15% for the time being.

In terms of type of insurance, auto insurance accounts for approximately 78% of the entire market, property insurance approximately 5%, credit/guarantee insurance approximately 5%, agricultural insurance approximately 5% and construction insurance approximately 3%, while other miscellaneous types account for approximately 4%. Meanwhile, the non-life insurance industry in China operates under strict supervision by the Chinese insurance supervisory authorities, i.e. CIRC, and relatively strong regulations are imposed on foreign insurers.

B.	Competitive Environment

As of 2016, a total of 84 non-life insurers including 61 domestic insurers and 23 foreign insurers were competing in the Chinese non-life insurance market. The top three Chinese players (PICC, Ping An, China Pacific) accounted for approximately 64.4% of the market share, while foreign insurers accounted for approximately 2.0% of the entire market. LIG Insurance (China) Co., Ltd. accounted for approximately 0.7% of the foreign insurer market.

C.	Current State of the Company

Since its establishment as a Chinese local subsidiary in November 2009, LIG Insurance (China) Co., Ltd. has been increasing its revenue and market share mainly through Korean-owned properties in Jiangsu Province, which is its regional focus, and large-scale commercial properties in other parts of China. In an effort to secure a foundation for long-term growth, LIG Insurance (China) Co., Ltd. has been increasing its sales activity targeting Chinese-own real estate and developing new products to target the personal insurance market. Also, in June 2014, LIG Insurance (China), Co., Ltd. opened its Guangdong branch in Guangdong Province to expand its regional base.

2.	Business Operations

A.	Overview of Business Operations

LIG Insurance (China) Co. Ltd. collected RMB 17.5 million in direct premiums in the first quarter of 2017. The combined ratio for the same period was 111.3% (loss ratio 50.6%, expense ratio 60.7%), and net income was RMB 1.5 million.

LIG Insurance (China) Co., Ltd. focuses on further enhancing its stable profit base in Jiangsu Province, where the company is located, while also working to quickly stabilize operations of the newly opened Gwangdong branch. The company is expected to successfully achieve growth that balances both profitability and scale in the future.

B.	Types of Business Operations

LIG Insurance (China) Co., Ltd. sells corporate insurance such as fire insurance and marine insurance to Korean and local companies through direct distribution and insurance agent channels. Meanwhile, it has been diversifying sources of revenue by targeting the personal insurance market by launching new products such as personal injury insurance.

C.	Funding and Fund Management by Area of Business Operation

1)	Direct Premium by Type of Insurance

	(Unit: RMB thousands, %)
Type		1Q 2017	2016	2015
Package	Amount	7,915	68,699	78,368
	Ratio	45.11	61.38	67.22
Compensation	Amount	2,102	11,716	11,612
	Ratio	11.98	10.47	9.96
Technology	Amount	309	10,997	2,882
	Ratio	1.76	9.83	2.47
Transportation	Amount	2,746	10,239	13,788
	Ratio	15.65	9.15	11.83
Health/Injury	Amount	4,397	10,160	9,747
	Ratio	25.06	9.08	8.36
Others	Amount	75	104	179
	Ratio	0.43	0.09	0.15
Total	Amount	17,545	111,916	116,576
	Ratio	100.00	100.00	100.00

2)	Invested Assets and Investment Profit

	(Unit: RMB thousands, %)
Type	1Q 2017	2016	2015
Total Assets(A)	610,403	598,949	594,949
Invested Assets(B)	266,098	241,020	230,756
Invested Asset Ratio (B/A)	43.6	40.2	38.79
Investment Profit	2,853	11,992	11,742

3.	Business Facilities of LIG Insurance (China) Co., Ltd.

A.	Outlets

1 company (Nanjing), 1 branch (Gwangdong)

B.	Business Facilities

Tangible assets (vehicles and IT equipment) RMB 1,132,017.

III.	FINANCIAL MATTERS OF THE COMPANY

1.	Summary Financial Data

A.	Summary Consolidated Financial Data

1)	Summary Consolidated Statements of Financial Position

(Unit: KRW millions)

Classification	As of March 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and cash equivalents	547,889	834,678	769,208
Financial assets	22,261,846	22,007,274	19,351,310
Investments in associates	—	—	7,436
Derivative assets to hedge	138,708	6,145	11,178
Reinsurance assets	730,251	764,919	776,234
Investment property	270,625	269,592	333,736
Property and equipment	784,352	791,934	760,878
Intangible assets	38,759	37,876	41,191
Assets held for sale	—	4,048	—
Assets of disposal group classified as held for sale	—	—	1,039,888
Current tax assets	11	—	2,315
Deferred tax assets	2,252	2,350	2,427
Deferred acquisition costs	1,655,774	1,669,657	1,654,854
Other assets	57,980	44,416	48,641
Separate account assets	3,258,716	3,006,010	2,722,037

Total assets	29,747,164	29,438,897	27,521,334

Insurance liabilities	22,889,439	22,470,369	20,447,990
Financial liabilities	625,850	540,663	535,313
Derivative liabilities to hedge	5,865	147,320	95,336
Provisions	62,142	62,643	47,278
Net defined benefit liabilities	106,086	91,442	103,398
Liabilities of disposal group classified as held for sale	—	—	884,470
Current tax liabilities	44,544	7,968	16,705
Deferred tax liabilities	216,026	245,256	245,564
Other liabilities	36,130	40,239	42,238
Separate account liabilities	3,263,839	3,385,531	2,991,802

Total liabilities	27,249,920	26,991,432	25,410,094

Equity attributable to shareholders of the Company	2,493,054	2,443,058	2,080,687
Capital stock	33,250	33,250	30,000
Capital surplus	348,454	348,454	181,121
Capital adjustments	-9	-9	-9
Accumulated other comprehensive income	191,175	201,183	285,657
Accumulated other comprehensive income of assets held for sale	—	314	—
Accumulated other comprehensive income relating to disposal groups	—	—	1,534
Retained earnings	1,920,183	1,859,865	1,582,384
Non-controlling interests	4,189	4,407	30,553

Total equity	2,497,243	2,447,465	2,111,240

Total liabilities and equity	29,747,164	29,438,897	27,521,334

Number of consolidated companies	16	22	23

2)	Summary Consolidated Statements of Comprehensive Income

(Unit: KRW millions)

Classification	1Q 2017		2016		2015
Operating revenue		3,250,585		11,318,441		11,110,282
Operating expenses		3,123,449		10,929,527		10,867,892
Operating income		127,136		388,914		242,390
Non-operating income		4,482		19,379		4,559
Non-operating expenses		1,131		9,935		4,811
Profit before income tax from continuing operations		130,487		398,358		242,138
Income tax expense from continuing operations		30,504		100,874		53,464
Profit for the period from continuing operations		99,983		297,484		188,674
Profit for the period from discontinued operations		—		4,625		-29,326
Profit for the period		99,983		302,109		159,348
Other comprehensive income (loss)		-10,305		-83,818		36,274
Total comprehensive income for the period		89,678		218,291		195,622
(1) Profit for the period attributable to:		99,983		302,109		159,348
Shareholders of the Company		99,904		301,154		164,199
Non-controlling interests		79		956		-4,850
(2) Total comprehensive income for the period attributable to:		89,678		218,291		195,622
Shareholders of the Company		89,896		217,147		201,074
Non-controlling interests		-218		1,144		-5,452
Basic earnings per share	KRW	1,502	KRW	5,016	KRW	3,117

2.	Consolidated Financial Statements

A.	Consolidated Statements of Financial Position

(Unit: KRW)

Classification	Note	As of March 31, 2017		As of December 31, 2016
Assets
I. Cash and cash equivalents	5,7,28		547,889,365,537		834,677,653,102
II. Financial assets			22,261,846,208,886		22,007,273,607,359
1. Financial assets at fair value through profit or loss	5,8,13,28	1,095,668,451,438		1,290,860,050,528
2. Available-for-sale financial assets	5,9,21,28	9,186,061,748,335		9,608,853,903,915
3. Held-to-maturity financial assets	5,10,28	4,621,482,073,884		3,546,090,842,448
4. Loans	5,11,28	6,591,408,176,350		6,828,086,779,469
5. Other receivables	5,11,21,28	767,225,758,879		733,382,030,999
III. Derivative assets to hedge	5,12		138,707,648,827		6,144,554,921
IV. Reinsurance assets	13		730,250,847,201		764,918,770,769
V. Investment property	14,16		270,625,299,384		269,591,966,071
VI. Property and equipment	15,16		784,351,627,266		791,933,899,454
VII. Intangible assets	17		38,758,524,992		37,875,825,187
VIII. Assets held-for-sale	18		—		4,048,353,452
IX. Current tax assets			10,883,680		—
X. Deferred tax assets			2,252,426,697		2,349,841,338
XI. Deferred acquisition costs	19		1,655,774,190,931		1,669,657,180,374
XII. Other assets	20		57,980,394,838		44,415,989,149

Classification	Note	As of March 31, 2017		As of December 31, 2016
XIII. Separate account assets	45		3,258,716,128,103		3,006,009,542,068

Total assets			29,747,163,546,342		29,438,897,183,244

Liabilities
I. Insurance liabilities	22		22,889,438,622,636		22,470,369,354,945
II. Financial liabilities			625,849,563,694		540,662,662,379
1. Financial liabilities at fair value through profit or loss	5,12,23	1,380,000		9,391,492,083
2. Other financial liabilities	5,24,28	625,848,183,694		531,271,170,296
III. Derivative liabilities to hedge	5,12		5,865,147,802		147,320,144,868
IV. Provisions	25		62,141,776,620		62,643,117,557
V. Net defined benefit liabilities	26		106,086,399,414		91,441,864,232
VI. Current tax liabilities			44,544,233,039		7,968,037,388
VII. Deferred tax liabilities			216,026,243,594		245,256,460,036
VIII. Other liabilities	27		36,129,572,446		40,238,867,784
IX. Separate account liabilities	45		3,263,838,771,558		3,385,531,301,980

Total liabilities			27,249,920,330,803		26,991,431,811,169

Equity
I. Equity attributable to shareholders of the Company			2,493,054,028,963		2,443,058,166,854
1. Capital stock	29	33,250,000,000		33,250,000,000
2. Capital surplus	29	348,453,891,932		348,453,891,932
3. Capital adjustments	29	(8,508,615)		(8,508,615)
4. Accumulated other comprehensive income	29	191,175,208,074		201,183,492,288
5. Accumulated other comprehensive income of assets held for sale	29	—		314,081,671
6. Retained earnings	29	1,920,183,437,572		1,859,865,209,578
II. Non-controlling interests	1,29		4,189,186,576		4,407,205,221

Total equity			2,497,243,215,539		2,447,465,372,075

Total liabilities and equity			29,747,163,546,342		29,438,897,183,244

The accompanying notes are an integral part of these consolidated financial statements.

B.	Consolidated Statements of Comprehensive Income

(Unit: KRW)

Classification	Note	1Q 2017		1Q 2016
I. Operating revenue			3,250,584,965,524		2,860,776,980,313
1. Premium income	30	2,470,717,186,777		2,341,998,627,330
2. Reinsurance income	32	134,460,584,334		144,626,401,542
3. Gain from reimbursement	20	—		816,448,288
4. Recovered expenses	32,37	23,155,474,762		24,343,147,894
5. Interest income	6,33	167,965,151,094		159,694,187,769
6. Dividend income	6	19,729,296,554		18,057,228,363
7. Gain on valuation and disposal of securities	6,34	32,927,094,088		40,055,059,342
8. Gain on valuation and disposal of loans and other receivables	6,35	71,626,569		1,054,544
9. Gain on valuation and disposal of derivatives	6,13,36	331,083,244,096		79,284,161,278
10. Gain on valuation and disposal of investments in subsidiaries		63,059,903		17,237,361
11. Foreign currency transaction gain	6	16,562,120,756		8,516,727,350
12. Other income	6,39	13,283,779,237		11,472,170,135
13. Separate account income	45	40,566,347,354		31,894,529,117
II. Operating expenses			3,123,449,172,895		2,763,619,842,874
1. Change in insurance liabilities	22	446,486,426,286		512,198,164,335
2. Insurance claims paid	31	882,879,651,444		825,541,480,713
3. Refund of surrender value and dividend expenses	31	595,932,360,908		546,559,989,466
4. Reinsurance expenses	32	218,673,962,570		217,925,633,284
5. Loss from reimbursement	20	497,836,808		—
6. Claim survey expenses paid	38	55,704,098,860		53,859,648,604
7. Amortization of deferred acquisition costs	19	184,730,347,575		167,267,122,821
8. Insurance operating expenses	38	267,321,696,363		245,304,104,245
9. Interest expense	6,33	174,270,361		103,170,517
10. Loss on valuation and disposal of securities	6,34	8,816,803,406		19,488,168,763
11. Loss on valuation and disposal of loans and other receivables	6,35	4,822,885,496		7,710,266,046
12. Loss on valuation and disposal of derivatives	6,13,36	1,200,729,732		16,664,200,546
13. Loss on investments in subsidiaries and associates		155,495,886		332,891,164
14. Foreign current transaction loss	6	352,685,651,868		71,764,798,546
15. Loss on changes of reinsurance assets	13	24,251,475,471		5,526,886,680
16. Administrative expenses for assets	38	13,968,012,503		14,662,533,666
17. Administrative expenses for real estate	15	4,665,039,850		5,293,028,148
18. Other expenses	6,39	19,916,080,154		21,523,226,213
19. Separate account expenses	45	40,566,347,354		31,894,529,117
III. Operating income			127,135,792,629		97,157,137,439
IV. Non-operating income (expense)			3,351,462,567		(1,147,569,728)
1. Non-operating income	40	4,482,401,312		745,672,663
2. Non-operating expenses	40	1,130,938,745		1,893,242,391

Classification	Note	1Q 2017		1Q 2016
V. Profit before income tax from continuing operations			130,487,255,196		96,009,567,711
VI. Income tax expense from continuing operations	41		30,504,243,405		23,082,779,676
VII. Profit for the period from continuing operations			99,983,011,791		72,926,788,035
VIII. Profit for the period from discontinued operations			—		2,860,955,939
IX. Profit for the period	29		99,983,011,791		75,787,743,974
X. Other comprehensive income (loss)	29		(10,305,168,327)		125,177,672,544
(1) Items that will not be reclassified subsequently to profit or loss			(427,800,497)		(404,369,274)
1. Remeasurements of defined benefit liabilities	26	(427,800,497)		(404,369,274)
(2) Items that may be subsequently reclassified to profit or loss			(9,877,367,830)		125,582,041,818
1. Unrealized net change in fair value of available-for-sale financial assets	6	4,065,485,377		115,872,452,806
2. Effective portion of changes in fair value of cash flow hedges	6	702,488,615		265,630,398
3. Foreign currency translation differences for foreign operations		(16,481,172,267)		(2,399,195,625)
4. Other comprehensive income arising from separate account		1,835,830,445		11,843,154,239
XI. Total comprehensive income for the period			89,677,843,464		200,965,416,518
1. Profit for the period attributable to:			99,983,011,791		75,787,743,974
1) Shareholders of the Company		99,904,146,323		75,244,225,179
2) Non-controlling interests		78,865,468		543,518,795
2. Total comprehensive income for the period attributable to:			89,677,843,464		200,965,416,518
1) Shareholders of the Company		89,895,862,109		200,316,794,861
2) Non-controlling interests		(218,018,645)		648,621,657
XII. Earnings per share
1. Basic earnings per share	42		1,502		1,254

The accompanying notes are an integral part of these consolidated financial statements.

C.	Consolidated Statements of Changes in Equity

									(Unit: KRW)
Classification	Capital stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Accumulated other comprehensive income of assets held for sale	Accumulated other comprehensive income of disposal group	Retained earnings	Non-controlling interests	Total
Balance at January 1, 2016	30,000,000,000	181,120,621,932	(8,508,615)	285,657,046,146	—	1,534,340,393	1,582,383,902,252	30,552,531,605	2,111,239,933,713
Total comprehensive income (loss)	—	—	—	124,977,211,814	—	95,357,868	75,244,225,179	648,621,657	200,965,416,518
Profit for the period	—	—	—	—	—	—	75,244,225,179	543,518,795	75,787,743,974
Net change in fair value of available-for-sale financial assets	—	—	—	115,852,633,013	—	—	—	19,819,793	115,872,452,806
Effective portion of changes in fair value of cash flow hedges	—	—	—	265,630,398	—	—	—	—	265,630,398
Foreign currency translation differences for foreign operations	—	—	—	(2,484,478,694)	—	—	—	85,283,069	(2,399,195,625)
Other comprehensive income arising from separate account	—	—	—	11,843,154,239	—	—	—	—	11,843,154,239
Remeasurements of defined benefit plans	—	—	—	(404,369,274)	—	—	—	—	(404,369,274)
Classified as held-for-sale	—	—	—	(95,357,868)	—	95,357,868	—	—	—
Transactions with owners of the Group	—	—	—	—	—	—	(24,000,000,000)	(512,133,600)	(24,512,133,600)
Dividends to owners of the Group	—	—	—	—	—	—	(24,000,000,000)	(512,133,600)	(24,512,133,600)
Balance at March 31, 2016 (Unaudited)	30,000,000,000	181,120,621,932	(8,508,615)	410,634,257,960	—	1,629,698,261	1,633,628,127,431	30,689,019,662	2,287,693,216,631
Balance at January 1, 2017	33,250,000,000	348,453,891,932	(8,508,615)	201,183,492,288	314,081,671	—	1,859,865,209,578	4,407,205,221	2,447,465,372,075
Total comprehensive income (loss)	—	—	—	(10,008,284,214)	—	—	99,904,146,323	(218,018,645)	89,677,843,464
Profit for the period	—	—	—	—	—	—	99,904,146,323	78,865,468	99,983,011,791

									(Unit: KRW)
Classification	Capital stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Accumulated other comprehensive income of assets held for sale	Accumulated other comprehensive income of disposal group	Retained earnings	Non-controlling interests	Total
Net change in fair value of available-for-sale financial assets	—	—	—	4,065,485,377	—	—	—	—	4,065,485,377
Effective portion of changes in fair value of cash flow hedges	—	—	—	702,488,615	—	—	—	—	702,488,615
Foreign currency translation differences for foreign operations	—	—	—	(16,184,288,154)	—	—	—	(296,884,113)	(16,481,172,267)
Other comprehensive income arising from separate account	—	—	—	1,835,830,445	—	—	—	—	1,835,830,445
Remeasurements of defined benefit plans	—	—	—	(427,800,497)	—	—	—	—	(427,800,497)
Transactions with owners of the Group	—	—	—	—	—	—	(39,900,000,000)	—	(39,900,000,000)
Dividends to owners of the Group	—	—	—	—	—	—	(39,900,000,000)	—	(39,900,000,000)
Others	—	—	—	—	(314,081,671)	—	314,081,671	—	—
Transfer of revaluation property and equipment	—	—	—	—	(314,081,671)	—	314,081,671	—	—
Balance at March 31, 2017 (Unaudited)	33,250,000,000	348,453,891,932	(8,508,615)	191,175,208,074	—	—	1,920,183,437,572	4,189,186,576	2,497,243,215,539

The accompanying notes are an integral part of these consolidated financial statements.

D.	Consolidated Statements of Cash Flows

				(Unit: KRW)
Classification	1Q 2017		1Q 2016
I. Cash flows from operating activities		600,153,850,217		(15,947,637,115)
(1) Profit before income tax	130,487,255,196		99,409,863,739
(2) Items of income adjustments	(187,520,177,287)		(180,542,687,443)
1. Interest income	(167,965,151,094)		(165,204,349,939)
2. Interest expense	174,270,361		2,718,890,859
3. Dividend income	(19,729,296,554)		(18,057,228,363)
(3) Items of income adjustments without cash inflows/outflows	673,378,706,880		703,619,429,508
1. Change in reinsurance assets	24,251,475,471		5,526,886,680
2. Net loss (gain) from reimbursement	497,836,808		(816,448,288)
3. Net gain on valuation and disposal of securities	(26,142,560,499)		(22,474,045,143)
4. Net loss on valuation of loans and other receivables	4,722,880,421		7,469,357,656
5. Net gain on valuation and disposal of derivatives	(328,093,021,519)		(60,456,915,786)
6. Net gain on investments in subsidiaries	—		(246,922,766)
7. Net foreign currency transaction loss	337,065,041,338		66,362,131,707
8. Change in insurance liabilities	446,486,426,286		512,198,164,335
9. Amortization of deferred acquisition costs	184,730,347,575		167,267,122,821
10. Depreciation	9,490,953,866		10,199,369,067
11. Amortization of intangible assets	2,173,616,170		2,470,909,567
12. Impairment loss (reversal of impairment loss) on intangible assets	58,220,808		(89,817,944)
13. Net gain on disposal of assets held for sale	(3,781,139,548)		—
14. Reversal of impairment loss on asset group held for sale	—		(1,269,606,163)
15. Pension expenses	15,296,352,711		7,651,681,664
16. Other expenses	6,622,276,992		9,827,562,101
(4) Changes in	(170,350,717,324)		(798,132,039,959)
1. Financial asset at fair value through profit or loss	151,983,663,075		(210,062,053,330)
2. Joint compensation fund	—		(864,862,394)
3. Derivative assets to hedge	1,030,531,086		(2,546,852,000)
4. Loans	230,506,471,863		(120,339,244,435)
5. Other receivables	(12,384,126,121)		(726,837,692,421)
6. Deferred acquisition costs	(170,847,358,132)		(163,631,936,106)
7. Other assets	(13,973,876,909)		(7,623,106,661)
8. Separate account assets	(250,284,646,134)		(319,016,062,477)
9. Financial liabilities at fair value through profit or loss	7,303,285,336		(102,078,661,590)
10. Deposits	44,027,503		(13,680,874,606)
11. Other financial liabilities	49,459,751,267		838,160,766,003
12. Provisions	(7,585,839,886)		(10,149,280,030)
13. Liability for defined benefit plans	(1,203,668,184)		395,770,421
14. Other liabilities	(4,212,726,578)		(2,774,084,672)
15. Separate account liabilities	(121,692,530,422)		49,122,946,554
16. Foreign currency translation differences for foreign operations	(28,493,675,088)		(6,206,812,215)
(5) Income tax paid	(25,093,188,587)		(13,096,964,418)
(6) Interest received	163,829,064,073		166,993,160,331

				(Unit: KRW)
Classification	1Q 2017		1Q 2016
(7) Interest paid	(113,034,699)		(2,665,417,453)
(8) Dividend received	15,535,941,965		8,467,018,580
II. Cash flows from investing activities		(887,095,480,017)		(538,919,278,126)
1. Proceeds from sale of available-for-sale financial assets	818,154,051,608		570,457,744,883
2. Acquisitions of available-for-sale financial assets	(641,370,116,622)		(866,283,950,713)
3. Proceeds from redemption of held-to-maturity financial assets	86,500,000		—
4. Acquisitions of held-to-maturity financial assets	(1,097,592,054,647)		(206,710,952,904)
5. Proceeds from sale of property and equipment	787,577,157		759,716,767
6. Acquisitions of property and equipment	(3,247,709,635)		(1,816,942,933)
7. Proceeds from sale of intangible assets	1,138,500,000		1,700,180,799
8. Acquisitions of intangible assets	(4,308,392,044)		(3,767,979,650)
9. Proceeds from sale of non-current assets held for sale	7,829,493,000		—
10. Decrease in guarantee deposits	3,173,896,131		4,648,859,536
11. Increase in guarantee deposits	(1,720,845,116)		(2,929,129,635)
12. Cash inflows from hedging activities	35,376,824,880		392,672,074
13. Cash outflows from hedging activities	(5,403,204,729)		(35,369,496,350)
III. Cash flows from financing activities		2,004,497,874		94,933,727,177
1. Dividends paid	—		(442,450,950)
2. Increase in debts	—		136,697,159,455
3. Decrease in debts	—		(40,000,000,000)
4. Increase in guarantee deposits from lessee	3,196,628,059		433,861,232
5. Decrease in guarantee deposits from lessee	(1,192,130,185)		(1,754,842,560)
IV. Effect of exchange rate fluctuations on cash and cash equivalents		(1,851,155,639)		(163,225,469)
V. Net decrease in cash and cash equivalents (I + II + III + IV)		(286,788,287,565)		(460,096,413,533)
VI. Cash and cash equivalents at the beginning of the period		834,677,653,102		780,484,201,147
VII. Cash and cash equivalents at the end of the period		547,889,365,537		320,387,787,614
VIII. Cash and cash equivalents classified as disposal groups		—		27,669,966,791
IX. Cash and cash equivalents in the consolidated financial position at the end of the period		547,889,365,537		292,717,820,823

The accompanying notes are an integral part of these consolidated financial statements.

3.	Notes to Consolidated Financial Statements

1.	The Parent Company

Overview of KB Insurance Co., Ltd and its subsidiaries (the “Group”) is as follows.

(1)	Overview of the Parent Company

KB Insurance Co., Ltd (the “Parent Company”) was incorporated on January 27, 1959, under the laws of the Republic of Korea to engage in non-life insurance related business and asset management for the business as the Parent Company’s main business model. As of March 31, 2017, the Parent Company has 71 branch offices and 297 business offices. In June 1976, the Parent Company went public on the Korea Stock Exchange. The Parent Company’s major shareholder is KB Financial Group Inc. (39.81%) as of March 31, 2017.

(2)	Overview of the consolidated subsidiaries

Details of ownership interests of the consolidated subsidiaries as of March 31, 2017 and December 31, 2016, are as follows:

Subsidiaries	Location	Industry	Date of financial statements	March 31, 2017		December 31, 2016
				Owner- ship	Ownership of non- controlling interests	Owner- ship	Ownership of non- controlling interests
Leading Insurance Services, Inc.	USA	Management service	Mar 31	100.00%	—	100.00%	—
LIG Insurance (China) Co., Ltd.	China	Non-life insurance	Mar 31	100.00%	—	100.00%	—
PT. KB Insurance Indonesia	Indonesia	Non-life insurance	Mar 31	70.00%	30.00%	70.00%	30.00%
KB Claims Survey & Adjusting	Korea	Claim service	Mar 31	100.00%	—	100.00%	—
KB Sonbo CNS	Korea	Management service	Mar 31	100.00%	—	100.00%	—
KB Golden Life Care Co., Ltd.	Korea	Service	Mar 31	100.00%	—	100.00%	—

(3)	Overview of the consolidated beneficiary certificates

Details of consolidated beneficiary certificates as of March 31, 2017 and December 31, 2016, are as follows:

Company	Location	Industry	Ownership interests
			March 31, 2017	December 31, 2016
KB Hope Partner Private Fund Bond 1st	Korea	Financial investment	100.00%	100.00%
Daishin Forte Alpha Private Fund 30th	Korea	Financial investment	—	100.00%
Daishin Forte Alpha Private Fund 31st	Korea	Financial investment	—	100.00%
Daishin Forte Alpha Private Fund 32nd	Korea	Financial investment	—	100.00%
Daishin Forte Alpha Private Fund 33rd	Korea	Financial investment	—	100.00%
Daishin Forte Alpha Private Fund 36th	Korea	Financial investment	—	100.00%
Daishin Forte Alpha Private Fund 43rd	Korea	Financial investment	—	100.00%
Daishin Forte Alpha Private Fund 44th	Korea	Financial investment	—	100.00%
Dongbu Private Fund 16th	Korea	Financial investment	89.52%	89.52%
Mirae Asset Triumph Private Equity Investment Trust 38th	Korea	Financial investment	100.00%	100.00%
Shinhan BNPP Private Fund 42nd	Korea	Financial investment	100.00%	100.00%
Hana Landchip Real Estate Private Fund 58th	Korea	Financial investment	99.99%	99.99%
Hyundai Aviation Private Fund 3rd	Korea	Financial investment	99.96%	99.96%
Hyundai Power Private Fund 3rd	Korea	Financial investment	99.95%	99.95%
Hyundai Power Professional Investment Type Private Investment Fund No. 4	Korea	Financial investment	99.77%	99.77%
KB U.S. Long Short Private Securities Fund 1	Korea	Financial investment	99.50%	99.50%
Hyundai Infra Professional Investment Type Private Investment Trust No. 5	Korea	Financial investment	99.79%	—

(4)	Changes in subsidiaries

Company	Description

Daishin Forte Alpha Private Fund 30th	Excluded from the consolidation due to disposal of investments

Daishin Forte Alpha Private Fund 31st	Excluded from the consolidation due to disposal of investment

Daishin Forte Alpha Private Fund 32nd	Excluded from the consolidation due to disposal of investments

Daishin Forte Alpha Private Fund 33rd	Excluded from the consolidation due to disposal of investments

Daishin Forte Alpha Private Fund 36th	Excluded from the consolidation due to disposal of investments

Daishin Forte Alpha Private Fund 43rd	Excluded from the consolidation due to disposal of investment

Daishin Forte Alpha Private Fund 44th	Excluded from the consolidation due to disposal of investment

Hyundai Infra Professional Investment Type Private Investment Trust No. 5	Included in the consolidation due to gain of control through new investment

(5)	Summarized financial information of subsidiaries and beneficiary certificates

Summarized financial information of subsidiaries and beneficiary certificates as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
(In millions of won)	Assets	Liabilities	Equity	Revenue	Profit for the period	Total comprehensive income for the period
Company
Leading Insurance Services, Inc.	4,094	545	3,549	3,117	4	(290)
LIG Insurance (China) Co., Ltd.	99,050	58,029	41,021	4,670	246	(2,525)
PT. KB Insurance Indonesia	22,607	8,643	13,964	2,507	263	(727)
KB Claims Survey & Adjusting	23,573	10,437	13,136	26,785	1,561	1,561
KB Sonbo CNS	3,734	3,117	617	8,563	49	49
KB Golden Life Care Co., Ltd.	19,204	108	19,096	79	(388)	(388)
KB Hope Partner Private Fund 1st	49,423	5	49,418	645	286	286
Dongbu Private Fund 16th	38,847	22	38,825	480	384	384
Mirae Asset Triumph Private Equity Investment Trust 38th	49,501	8	49,493	364	252	252
Shinhan BNPP Private Fund 42nd	49,475	6	49,469	399	283	283
Hana Landchip Real Estate Private Fund 58th	15,162	1	15,161	1,129	(43)	(43)
Hyundai Aviation Private Fund 3rd	18,115	1	18,114	1,883	203	203
Hyundai Power Private Fund 3rd	22,230	140	22,090	317	(1,501)	(1,501)
Hyundai Power Professional Investment Type Private Investment Trust No. 4	44,578	30	44,548	4,201	529	529
KB U.S. Long Short Private Securities Fund 1	20,895	6	20,889	2,136	573	573
Hyundai Infra Professional Investment Type Private Investment Trust No. 5	48,298	16	48,282	4,149	451	451

	528,786	81,114	447,672	61,424	3,152	(903)

	December 31, 2016
(In millions of won)	Assets	Liabilities	Equity	Revenue	Profit for the year	Total comprehensive income for the year
Company
Leading Insurance Services, Inc.	4,425	585	3,840	14,272	(293)	(180)
LIG Insurance (China) Co., Ltd.	103,774	60,228	43,546	50,609	2,024	759
PT. KB Insurance Indonesia	25,858	11,168	14,690	16,110	1,358	2,105
KB Claims Survey & Adjusting	28,313	16,738	11,575	102,753	963	989
KB Sonbo CNS	4,285	3,717	568	33,357	306	306
KB Golden Life Care Co., Ltd.	19,533	49	19,484	12	(227)	(227)
KB Hope Partner Private Fund 1st	49,137	5	49,132	2,494	700	700
Daishin Forte Alpha Private Fund 30th	10,085	8	10,077	526	391	391
Daishin Forte Alpha Private Fund 31st	20,239	13	20,226	1,083	766	766
Daishin Forte Alpha Private Fund 32nd	10,043	6	10,037	578	397	397
Daishin Forte Alpha Private Fund 33rd	10,042	6	10,036	561	393	393
Daishin Forte Alpha Private Fund 36th	10,233	5	10,228	604	347	347
Daishin Forte Alpha Private Fund 43rd	10,062	9	10,053	527	324	324
Daishin Forte Alpha Private Fund 44th	10,039	3	10,036	581	326	326
Dongbu Private Fund 16th	39,507	23	39,484	3,638	1,943	1,943
Mirae Asset Triumph Private Fund 38th	49,243	2	49,241	2,315	881	881
Shinhan BNPP Private Fund 42nd	49,187	—	49,187	1,782	766	766
Hana Landchip Real Estate Private Fund 58th	16,094	674	15,420	1,867	857	857
Hyundai Aviation Private Fund 3rd	19,779	396	19,383	2,072	1,111	1,111
Hyundai Power Private Fund 3rd	23,699	108	23,591	4,914	1,722	1,754
Hyundai Power Professional Investment Type Private Investment Trust No. 4	44,035	15	44,020	4,854	359	359
KB U.S. Long Short Private Securities Fund 1	20,322	6	20,316	1,834	215	215

	577,934	93,764	484,170	247,343	15,629	15,282

(6)	Details of non-controlling interests as of March 31, 2017, are as follows:

(In millions of won)	Profit (loss) for the period to non- controlling interests	Accumulated non- controlling interests
PT. KB Insurance Indonesia	79	4,189

	79	4,189

2.	Significant Accounting Policies

(1)	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

The consolidated interim financial statements of the Group for the three-month period ended March 31, 2017, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. The consolidated interim financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of March 31, 2017.

(2)	New and amended standards adopted by the Group

The Group newly applied the following amended standards for the annual period beginning on January 1, 2017, and this application does not have a material impact on the consolidated financial statements.

- Amendments to Korean IFRS 1007, Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

- Amendments to Korean IFRS 1012, Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

- Amendments to Korean IFRS 1112, Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarifies that the disclosure requirements in Korean IFRS 1112 apply to an entity’s interests in other entities when those interests are classified as held for sale or discontinued operations in accordance with Korean IFRS 1105 Non-current Assets Held for Sale or Discontinued Operations.

(3)	New and amended standards not adopted by the Group

New standards and interpretations issued, but not effective for the financial year beginning January 1, 2017, and not early adopted by the Group are enumerated below

- Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

Amendments to Korean IFRS 1028 clarifies that a venture capital organization or a mutual fund, and similar entities may elect, at initial recognition, to measure investments in an associate or joint venture at fair value through profit or loss separately for each associate or joint venture. This amendment is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Since the Group is not a venture capital organization or a similar entity, the Group is not exempt from applying the equity method and thus the Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- Amendments to Korean IFRS 1102, Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. This amendment will be effective for annual periods beginning on or after January 1. 2018 with early adoption permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

- Enactments of Korean IFRIC 2122, Foreign Currency Transactions and Advance Consideration

According to the enacted interpretation, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration.

This enactments will be effective for annual periods beginning on or after January 1. 2018 with early adoption permitted. The Group does not expect the enactment to have a significant impact on the consolidated financial statements.

- Korean IFRS 1109, Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgments made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October, 2015. The Group has been implementing Korean IFRS 1109 through three stages as shown in the following table: Stage 1 (effect analysis), Stage 2 (design and implementation), and Stage 3 (preparation of application). The Group is analyzing the financial impacts of Korean IFRS 1109 on its financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology
2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development
3	From Jan. 2017 to Mar. 2018 (for 15 months)	System test and preparation for opening balances of the financial statements

The following areas are likely to be affected in general.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other

Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]

Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]	Recognized at fair value through profit or loss[2]

Hold for trading and others	Measured at fair value through profit or loss

1	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
2	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

(b)	Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired asset if there is objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition[1]	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument

3	Objective evidence of impairment

1	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

This enactment is effective for annual periods beginning on or after January 1. 2018, with early adoption permitted. The Group is analyzing financial impacts of Korean IFRS 1115 on its consolidated financial statements.

(4)	Accounting policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated interim financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1. and the following paragraph.

(a)	Income tax expenses for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

3.	Significant Accounting Estimates and Assumptions

The Group assumes and estimates about its future events. Assumptions and estimates are assessed regularly given the future events reasonably foreseen by past experience and current situation. The estimates may be different from actual results.

The significant accounting estimates and assumptions applied in the preparation of these consolidated interim financial statements have been consistently applied to all periods presented, except for the estimates in measuring income tax expenses.

4.	Financial risk management

The financial risks that the Group is exposed to are market risk (currency exchange risk, interest risk of fair value, interest risk of cash flow, price risk), credit risk, liquidity risk and others.

As consolidated interim financial statements do not include all the disclosures of financial risk management required at consolidated annual financial statements, please refer to consolidated financial statements as of December 31, 2016. There has been no material change in risk management department and risk management policy of the Group after December 31, 2016

5.	Measurement of fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best estimate of the fair value of financial instruments is the quoted price in the active market. The Group believes that the fair value and its measurement method of financial instruments is appropriate and reasonable, however, it may be changed under another measurement method or assumption. As various methods have been adopted to calculate fair value of financial instruments and a number of assumptions have been made, it is hard to reasonably compare the fair values of financial instruments measured by different financial institutions.

(1)	Financial instruments measured at amortized costs

(a)	The method of measuring fair value of financial instruments measured at amortized cost is as follows:

Accounts	Methodology
Cash and cash equivalents	The difference between carrying amount and fair value of cash and cash equivalents is not significant, so carrying amount is recognized as the fair value.
Loans and other receivables	Fair value of loans is measured by the present value of the amount expected to receive. Expected cash flow is discounted using the interest rate considering current market interest rate and credit spread.
Held-to-maturity financial assets	The average price provided by the KIS bond valuation Inc. and NICE P&I Inc. is used as the fair value.
Other financial liabilities	The difference between carrying value and fair value of other financial liabilities is not significant so the carrying value is recognized as the fair value.

(b)	The carrying value and the fair value of financial instruments measured at amortized cost as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017		December 31, 2016
(In millions of won)	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash and cash equivalents	547,889	547,889	834,678	834,678
Held-to-maturity financial assets	4,621,482	4,616,379	3,546,091	3,641,640
Loans	6,591,408	6,604,530	6,828,087	6,849,850
Other receivables	767,226	767,458	733,382	732,892

	12,528,005	12,536,256	11,942,238	12,059,060

Financial liabilities
Other financial liabilities	625,848	625,382	531,271	531,271

(2)	Financial instruments measured at the fair value

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices in active markets for identical instruments are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

(a)	As of March 31, 2017 and December 31, 2016, the level of the fair value hierarchy within which the fair value measurement was categorized as follows:

	March 31, 2017
(In millions of won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Trading assets	25,247	502,256	524	528,027
Financial assets designated at fair value through profit or loss	—	43,261	524,380	567,641

	25,247	545,517	524,904	1,095,668

Available-for-sale financial assets [1]	474,868	6,542,968	2,162,826	9,180,662
Hedging derivative assets	—	138,708	—	138,708

	500,115	7,227,193	2,687,730	10,415,038

Financial liabilities
Financial liabilities designated at fair value through profit or loss	—	—	1	1
Hedging derivative liabilities	—	5,865	—	5,865

	—	5,865	1	5,866

1	Available-for-sale financial assets that are measured at acquisition cost due to the inability to measure the reliable fair value are excluded.

	December 31, 2016
(In millions of won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Trading assets	245,268	404,337	317	649,922
Financial assets designated at fair value through profit or loss	—	43,114	597,823	640,937

	245,268	447,451	598,140	1,290,859

Available-for-sale financial assets[1]	631,006	6,835,131	2,137,296	9,603,433
Hedging derivative assets	—	6,145	—	6,145

	876,274	7,288,727	2,735,436	10,900,437

Financial liabilities
Financial liabilities designated at fair value through profit or loss	1,068	8,320	3	9,391
Hedging derivative liabilities	—	147,320	—	147,320

	1,068	155,640	3	156,711

1	Available-for-sale financial assets that are measured at acquisition cost due to the inability to measure the reliable fair value are excluded.

(b)	The fair value hierarchy of financial instruments which are not measured at fair value but disclosed in the financial statements as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	—	547,889	—	547,889
Held to maturity financial assets	2,673,394	1,940,806	2,179	4,616,379
Loans	—	308,808	6,295,722	6,604,530
Other receivables	—	46,215	721,243	767,458

	2,673,394	2,843,718	7,019,144	12,536,256

Financial liabilities
Other financial liabilities	—	—	625,382	625,382

(In millions of won)	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	—	834,678	—	834,678
Held to maturity financial assets	2,369,929	1,269,286	2,425	3,641,640
Loans	—	331,492	6,518,358	6,849,850
Other receivables	—	50,266	682,626	732,892

	2,369,929	2,485,722	7,203,409	12,059,060

Financial liabilities
Other financial liabilities	—	—	531,271	531,271

(3)	Financial instruments that are measured at acquisition cost due to inability to measure the reliable fair value as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	March 31, 2017	December 31, 2016
Available-for-sale financial assets	5,400	5,421

(4)	There was no transfer between level 1 and level 2 for the three-month period ended March 31, 2017 and 2016.

(5)	Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017
	Fair value	Valuation techniques	Inputs
Financial assets
Trading assets	502,256	Discounted cash flow, option pricing model	Price of underlying assets, discount rate, volatility
Financial assets designated at fair value through profit or loss	43,261	Discounted cash flow, option pricing model	Price of underlying assets, discount rate, volatility
Available-for-sale financial assets[1]	6,542,968	Discounted cash flow, option pricing model, net asset value	Price of underlying assets, discount rate, volatility
Hedging derivatives	138,708	Discounted cash flow	Discount rate, foreign exchange rate

	7,227,193

Financial liabilities
Hedging derivatives	5,865	Discounted cash flow	Discount rate, foreign exchange rate

	5,865

1	Valuation inputs to measure the fair values of beneficiary certificates are not disclosed as they are based on prices quoted by asset management companies.

(In millions of won)	December 31, 2016
	Fair value	Valuation techniques	Inputs
Financial assets
Trading assets	404,337	Discounted cash flow, option pricing model	Price of underlying assets, discount rate, volatility
Financial assets designated at fair value through profit or loss	43,114	Discounted cash flow, option pricing model	Price of underlying assets, discount rate, volatility
Available-for-sale financial assets[1]	6,835,131	Discounted cash flow, option pricing model, net asset value	Discount rate
Hedging derivatives	6,145	Discounted cash flow	Discount rate, foreign exchange rate

	7,288,727

Financial liabilities
Financial liabilities designated at fair value through profit or loss	8,320	Discounted cash flow	Discount rate, foreign exchange rate
Hedging derivatives	147,320	Discounted cash flow	Discount rate, foreign exchange rate

	155,640

1	Valuation inputs to measure the fair values of beneficiary certificates are not disclosed as they are based on prices quoted by asset management companies

(6)	Disclosure about financial instruments classified as level 3

(a)	Changes in level 3 of the fair value hierarchy for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
(In millions of won)	Trading assets	Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Financial liabilities at fair value through profit or loss
Beginning balance	317	597,823	2,137,296	3
Total income (loss)
Profit or loss	207	(25,629)	(16,456)	(2)
Other comprehensive income	—	—	1,328	—
Purchase	—	22,660	254,969	—
Settlement	—	(70,474)	(37,471)	—
Transfers out of level 3 [1]	—	—	(176,840)	—

	524	524,380	2,162,826	1

1	Amounts transferred out of level 3 due to the changes in valuation methods used for measuring beneficiary certificates’ asset portfolio

	2016
(In millions of won)	Trading assets	Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Financial liabilities at fair value through profit or loss
Beginning balance	30,074	519,090	1,575,533	1,431
Total income (loss)
Profit or loss	186	(1,261)	(5,706)	(1,253)
Other comprehensive income	—	—	1,505	—
Purchase	—	59,310	143,253	—
Settlement	—	—	(36,010)	—

	30,260	577,139	1,678,575	178

(b)	Unobservable inputs

Information about significant unobservable inputs in measuring financial instruments categorized as level 3 as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
(In millions of won)	Fair value	Valuation techniques	Significant unobservable input	Range of estimates for unobservable input (%)	Fair value measurement sensitivity to unobservable input
Financial assets

Trading assets	524	Discounted cash flow, option pricing model	The volatility of the underlying asset	26.44	A significant increase in volatility would result in a greater change in fair value
			Correlations	16.54	A significant increase in correlations would result in a greater change in fair value
Financial assets designated at fair value through profit or loss	524,380	Discounted cash flow, option pricing model	The volatility of the underlying asset	26.44~37.35	A significant increase in volatility would result in a greater change in fair value
			Correlations	16.54~90	A significant increase in correlations would result in a greater change in fair value
			Recovery rate	40	A significant increase in recovery rate would result in a higher fair value.
Available-for-sale financial assets[1]	2,162,826	Discounted cash flow, option pricing model, net asset method	Discount rate	6.76~14.39	A significant increase in discount rate would result in a lower fair value.
			Growth rate	0.00~6.5	A significant increase in growth rate would result in a higher fair value
			The volatility of the underlying asset	22.41~37.35	A significant increase in volatility would result in a greater change in fair value
			Correlations	82.00~82.26	A significant increase in correlations would result in a greater change in fair value

	2,687,730

Financial liabilities
Financial liabilities at fair value through profit or loss	1	Option pricing model	The volatility of the underlying asset	24.3~24.7	A significant increase in volatility would result in a greater change in fair value

1	Valuation inputs to measure the fair values of beneficiary certificates are not disclosed as they are based on prices quoted by asset management companies.

	December 31, 2016
(In millions of won)	Fair value	Valuation techniques	Significant unobservable input	Range of estimates for unobservable input (%)	Fair value measurement sensitivity to unobservable input
Financial assets
Trading assets	317	Discounted cash flow, option pricing model	The volatility of the underlying asset	31.579	A significant increase in volatility would result in a greater change in fair value.
			Correlations	8.6	A significant increase in correlations would result in a greater change in fair value.
Financial assets designated at fair value through profit or loss	597,823	Discounted cash flow, option pricing model	The volatility of the underlying asset	5.84~40.8	A significant increase in volatility would result in a greater change in fair value.
			Correlations	8.6~90.00	A significant increase in correlations would result in a greater change in fair value.
			Recovery rate	40	A significant increase in recovery rate would result in a higher fair value.
Available-for-sale financial assets[1]	2,137,296	Discounted cash flow, option pricing model, net asset method	Discount rate	6.76~14.39	A significant increase in discount rate would result in a lower fair value.
			Growth rate	0.00~6.5	A significant increase in growth rate would result in a higher fair value
			The volatility of the underlying asset	23.82~40.8	A significant increase in volatility would result in a greater change in fair value.
			Correlations	85.24~89.38	A significant increase in correlations would result in a greater change in fair value.

	2,735,436

Financial liabilities
Financial liabilities at fair value through profit or loss	3	Option pricing model	The volatility of the underlying asset	27~37.95	A significant increase in volatility would result in a greater change in fair value.

1	Valuation inputs to measure the fair values of beneficiary certificates are not disclosed as they are based on prices quoted by asset management companies.

(c)	Sensitivity to changes in unobservable inputs.

Sensitive analysis of changes in unobservable inputs as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
	Favorable change		Unfavorable change
(In millions of won)	Profit or loss	Other comprehensive income	Profit or loss	Other comprehensive income
Financial Assets
Financial assets at fair value through profit or loss [1]	2,271	—	(1,753)	—
Available-for-sale financial assets [2]	—	3,080	—	(2,470)

	2,271	3,080	(1,753)	(2,470)

1	Based on increase or decrease in volatility of underlying assets (1%), correlation (1% or 10%) or recovery rate (1%)
2	Based on increase or decrease in discount rate (1%), growth rate (10%), correlation (10%), or volatility of underlying assets (1%).

	December 31, 2016
	Favorable change		Unfavorable change
(In millions of won)	Profit or loss	Other comprehensive income	Profit or loss	Other comprehensive income
Financial Assets
Financial assets at fair value through profit or loss [1]	2,408	—	(2,357)	—
Available-for-sale financial assets [2]	—	3,078	—	(2,644)

	2,408	3,078	(2,357)	(2,644)

1	Based on increase or decrease in volatility of underlying assets (1%), correlation (1% or 10%) or recovery rate (1%)
2	Based on increase or decrease in discount rate (1%), growth rate (10%), correlation (10%), or volatility of underlying assets (1%).

(7)	Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
	Financial assets and liabilities recognized	Offsetting financial assets and liabilities recognized	Financial assets and liabilities recognized after offset	Amount not offsetting in the statements of financial position		Net amounts
(In millions of won)				Financial instruments	Cash collateral received
Financial assets
Financial assets at fair value through profit or loss	13,675	—	13,675	—	—	13,675
Hedging derivative	138,708	—	138,708	(5,865)	—	132,843

	152,383	—	152,383	(5,865)	—	146,518

Financial liabilities
Hedging derivative	5,865	—	5,865	(5,865)	—	—

	5,865	—	5,865	(5,865)	—	—

	December 31, 2016
	Financial assets and liabilities recognized	Offsetting financial assets and liabilities recognized	Financial assets and liabilities recognized after offset	Amount not offsetting in the statements of financial position		Net amounts
(In millions of won)				Financial instruments	Cash collateral received
Financial assets
Financial assets at fair value through profit or loss	56	—	56	(56)	—	—
Hedging derivatives	6,145	—	6,145	(6,145)	—	—

	6,201	—	6,201	(6,201)	—	—

Financial liabilities
Financial liabilities at fair value through profit or loss	8,320	—	8,320	(56)	—	8,264
Hedging derivatives	147,320	—	147,320	(6,145)	—	141,175

	155,640	—	155,640	(6,201)	—	149,439

6.	Profit or loss and other comprehensive income of financial instruments

Profit or loss and other comprehensive income of financial instruments by categories for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
	Profit or loss
(In millions of won)	Interest income (expense)	Dividend income	Gain (loss) on disposal	Gain (loss) on valuation	Impairment loss	Foreign currency transaction gain (loss)	Fees and commission on income (expense)	Total	Other comprehensive income
Cash and cash equivalents	674	—	—	—	—	(1,852)	—	(1,178)	—
Trading assets	2,909	—	5,373	21,816	—	(3,067)	—	27,031	—
Financial assets designated at fair value through profit or loss	7,516	—	(3,111)	1,991	—	(24,831)	(572)	(19,007)	—
Available-for-sale financial assets	57,183	19,729	25,423	—	(1,596)	(276,845)	114	(175,992)	4,065
Held-to-maturity financial assets	28,322	—	—	—	—	(25,230)	—	3,092	—
Hedging derivatives	—	—	44,487	259,609	—	—	—	304,095	702
Loans and other receivables	71,361	—	—	—	(4,751)	(4,299)	894	63,205	—
Financial liabilities	(174)	—	—	—	—	—	—	(174)	—

	167,791	19,729	72,172	283,416	(6,347)	(336,124)	436	201,073	4,767

	2016[1]
	Profit or loss
(In millions of won)	Interest income (expense)	Dividend income	Gain (loss) on disposal	Gain (loss) on valuation	Impairment loss	Foreign currency transaction gain (loss)	Fees and commission income (expense )	Total	Other comprehensive income
Cash and cash equivalents	914	—	—	—	—	(165)	—	749	—
Trading assets	1,866	34	662	9,528	—	(1,602)	—	10,488	—
Financial assets designated at fair value through profit or loss	3,883	—	—	5,083	—	(4,270)	(630)	4,066	—
Available-for-sale financial assets	59,728	18,023	22,885	—	(9,879)	(55,209)	99	35,647	115,872
Held-to-maturity financial assets	18,412	—	—	—	—	(762)	—	17,650	—
Hedging derivatives	—	—	(13,123)	68,030	—	—	—	54,907	266
Loans and other receivables	74,891	—	—	—	(7,710)	222	639	68,042	—
Financial liabilities measured at amortized cost	(103)	—	—	—	—	796	—	693	—

	159,591	18,057	10,424	82,641	(17,589)	(60,990)	108	192,242	116,138

1	Amounts after reclassifying profit of LIG Investment & Securities Co., Ltd., which is classified as disposal group held for sale, to profit for the year from discontinued operations.

7.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Cash	8	8
Checking account	897	975
Demand deposits	53,066	44,320
Deposit money	11,032	11,000
Deposits in foreign currency	72,697	60,916
Others	410,189	717,459

	547,889	834,678

8.	Financial assets at fair value through profit or loss

(1)	Trading assets

Trading assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Equity securities[1]
Stocks	497	2,033
Debt securities[2]
Government and public bonds	96,508	237,826
Bank debenture	19,982	—
Special bonds	30,007	31,979
Beneficiary certificates[3]
Debt type	24	15,029
Others	200,088	240,138
Securities in foreign currency2 3
Stocks	228	214
Debt securities	130,529	86,450
Beneficiary certificates	34,183	34,765
Trading derivatives[5]	15,981	1,489

	649,923	649,923

1	Fair values of listed securities are closing prices in the stock market at the end of reporting period.
2	Fair values of debt securities are the average of valuation prices provided by the KIS bond valuation Inc. and NICE P&I Inc.
3	Fair values of beneficiary certificates are based on prices quoted by asset management companies
4	Fair values of other financial instruments are the average of valuation prices provided by the KIS bond valuation Inc. and NICE P&I Inc.
5	Fair values of trading derivatives are the average of valuation prices provided by the KIS bond valuation Inc. and NICE P&I Inc.

(2)	Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Securities in foreign currency[1]
Hybrid securities	252,899	249,159
Others	57,530	61,679
Other securities[1]
Equity Linked Bonds (ELB)	—	20,455
Derivative Linked Securities (DLS)	149,463	179,108
Derivative Linked Bonds (DLB)	43,262	66,031
Others	64,487	64,505

	567,641	640,937

1	Fair values of securities of foreign currencies and other securities are the average of valuation prices provided by the KIS bond valuation Inc. and NICE P&I Inc.

Financial assets above are the hybrid financial instrument that includes one or more embedded derivatives. The Group designates the entire instrument at fair value through profit or loss.

9.	Available-for-sale financial assets

Available-for-sale financial assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Equity securities[1]
Listed equity securities	77,432	67,598
Unlisted equity securities	75,974	75,805
Investments in partnerships	182,075	188,126

	335,481	331,529

Debt securities[2]
Government and public bonds	261,273	413,370
Special bonds	1,097,219	1,219,082
Bank debenture	622,788	649,067
Corporate bonds	1,304,119	1,361,001

	3,285,399	3,642,520

Beneficiary certificates[3]
Debt type	50,578	50,387
Stock type	96,203	149,800
Mixed type	59,161	53,976
Others	1,586,561	1,379,422

	1,792,503	1,633,585

Securities in foreign currency[4]
Stock	—	3,731
Investments in partnerships	83,796	89,104
Debt securities	2,560,375	2,927,219
Others	891,327	803,486

	3,535,498	3,823,540

Other securities[5]
Others	237,181	177,680

	9,186,062	9,608,854

1	Fair values of listed securities are quoted closing prices of the stock market at the end of reporting period. Except for those that are unable to reliably measure the fair values and therefore are assessed at their acquisition costs, the fair values of unlisted securities and investments are determined based on the Korea Asset Pricing, KIS bond valuation Inc. or NICE P&I Inc.
2	Available-for-sales debt securities’ fair values are the average of valuation prices provided by the KIS bond valuation Inc. and NICE P&I Inc.
3	Fair values of beneficiary certificates are based on prices quoted by asset management companies or valuation prices of independent valuation companies.
4	Fair values of investments in partnerships are measured by net asset value. Debt securities’ fair value is the average of valuation prices provided by the KIS bond valuation Inc. and NICE P&I Inc. Debt securities owned by the U.S branch is the posted price or valuation price by independent valuation companies.
5	Fair values of other securities are measured based on posted prices, valuation prices by independent valuation companies or based on prices quoted by asset management companies.

10.	Held-to-maturity financial assets

Held-to-maturity financial assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Debt securities
Government and public bonds	2,662,961	2,292,686
Special bonds	1,309,598	1,009,656
Bank debenture	59,334	59,312
Corporate bonds	40,000	40,000
Securities in foreign currency
Bank debenture	549,589	144,437

	4,621,482	3,546,091

11.	Loans and other receivables

(1)	Loans and other receivables as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Loans
Call loans	410	340
Policy loans	1,802,296	1,753,196
Loans secured by real estate	2,371,222	2,479,737
Unsecured loans	259,956	271,155
Loans secured by third party guarantees	26,567	27,371
Other loans	2,178,331	2,341,834
Deferred loan origination fees and costs	12,532	13,289
Allowance for credit loss	(59,906)	(58,835)

	6,591,408	6,828,087

Other receivables
Due from banks	114,049	138,300
Insurance accounts receivables	306,133	309,581
Accounts receivables	159,401	87,712
Accrued revenue	116,108	123,306
Notes receivables	159	285
Guarantee deposits	86,713	88,911
Deposits in court	7,397	6,977
Present value discount	(1,441)	(1,515)
Allowance for credit loss	(21,293)	(20,175)

	767,226	733,382

(2)	Due from banks as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Deposit money	30,689	32,599
Derivatives margin account	444	18,985
Specific deposits	64	64
Due from banks	82,852	86,652

	114,049	138,300

(3)	Restricted due from banks as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016	Descriptions
Derivatives margin account	444	18,985	Exchange traded derivatives margin account
Specific deposits	64	64	Deposits for the opening checking accounts

Time deposits in foreign currency and others	8,155	8,708	Deposits for operation and others

	8,663	27,757

(4)	Insurance accounts receivables as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Insurance receivable	62,169	55,995
Due from agents	6,049	7,113
Co-insurance receivable	15,517	15,506
Receivables related to agency business	20,667	17,996
Reinsurance accounts receivable	94,385	106,732
Overseas reinsurance premiums receivable	105,835	104,753
Deposits on reinsurance treaty ceded	1,511	1,486

	306,133	309,581

(5)	Changes in allowance of credit loss of the loans and other receivables for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017			2016
(In millions of won)	Loans	Other Receivables	Total	Loans	Other Receivables	Total
Beginning balance	58,835	20,175	79,010	31,156	17,439	48,595
Increase
Impairment loss	3,518	1,305	4,823	7,439	271	7,710
Recoveries from written-off loans	289	—	289	214	—	214
Decrease
Reversal	—	72	72	—	1	1
Written-offs	3,008	115	3,123	1,235	69	1,304
Others	(272)	—	(272)	(302)	—	(302)

Ending balance	59,906	21,293	81,199	37,876	17,640	55,516

(6)	Changes in deferred loan origination fees and costs for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Beginning balance	13,289	17,306
Increase	(227)	2,501
Decrease	(530)	(2,481)

Ending balance	12,532	17,326

12.	Derivatives

(1)	The notional amounts of derivatives as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Trading
Currency forwards	270,751	338,811
Currency swaps	44,644	48,340
Other	6,593	6,593

	321,988	393,744

Fair value hedge
Currency forwards	2,386,950	2,770,043
	2,386,950	2,770,043

Cash flow hedge
Currency swaps	1,444,612	891,937
Interest rate swaps	58,595	63,446

	1,503,207	955,383

(2)	Fair value of derivative instruments as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017		December 31, 2016
(In millions of won)	Assets	Liabilities	Assets	Liabilities
Trading
Currency forwards	12,602	—	1,172	8,436
Currency swaps	2,855	—	—	952
Other	524	1	317	3

	15,981	1	1,489	9,391

Hedge
Currency forwards	91,265	3,329	6,135	92,335
Currency swaps	47,439	2,079	(55)	54,557
Interest rate swaps	4	457	65	428

	138,708	5,865	6,145	147,320

	154,689	5,866	7,634	156,711

(3)	Gains and losses on valuation of derivatives for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017		2016
(In millions of won)	Gain	Loss	Gain	Loss
Profit or loss
Currency forwards	179,788	169	71,602	134
Currency swaps	101,322	76	2,221	—
Stock related	—	—	668	284
Interest related	16	—	37	25
Other	207	—	1,258	—
Credit risk adjustment	5	82	11	46

	281,338	327	75,797	489

Accumulated other comprehensive income
Currency swaps	2,078	1,307	(323)	177
Interest related	(47)	22	766	—

	2,031	1,329	443	177

	283,369	1,656	76,240	666

(4)	Hedge accounting

(a)	At the end of reporting period, in order to mitigate the risk of change in fair value and risk of change in cash flows of foreign currency bonds caused by changes in exchange rate and interest rate, the Group entered into a currency forward and currency swap contract.

(b)	Fair value hedge

Details of valuation gains or losses in fair value hedge accounting for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017		2016
(In millions of won)	Gain	Loss	Gain	Loss
Hedging instrument
Currency forwards	162,411	169	65,973	134
Currency swaps	—	—	333	—

	162,411	169	66,306	134

Hedged item
Financial assets at fair value through profit or loss	21	583	—	2,588
Available-for-sale financial assets	137	159,995	134	62,676
Held-to-maturity financial assets	—	—	—	709
Loans	—	—	—	333
Others receivables	11	1,834	—	—

	169	162,412	134	66,306

(c)	Cash flow hedge

①	Details of expected cash flow of cash flow hedge accounting as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
(In millions of won)	1 month or less	3 months or less	1 year or less	5 years or less	Total
Cash flow of derivatives settled in net amounts	60	32	120	(701)	(489)
Cash inflow of derivatives settled in gross amounts	5,088	56,004	782,400	807,190	1,650,682
Cash outflow of derivatives settled in gross amounts	5,446	54,659	770,958	783,823	1,614,886

	December 31, 2016
(In millions of won)	1 month or less	3 months or less	1 year or less	5 years or less	Total
Cash flow of derivatives settled in net amounts	76	44	421	(746)	(401)
Cash inflow of derivatives settled in gross amounts	2,209	5,345	453,229	462,835	923,618
Cash outflow of derivatives settled in gross amounts	2,472	5,9317	486,277	488,957	983,637

②	Regarding cash flow hedges, the expected maximum period exposed to risk of change in cash flow is up to July 15, 2021. The expected amount of profit or loss on valuation of derivative instruments that will be reclassified from accumulated other comprehensive income to profit or loss within one year upon maturity are ~~W~~3,343 million in profit and ~~W~~1,473 million in loss.

(d)	The amounts reclassified from equity to profit or loss and the ineffective portion of the gain or loss on the hedging instrument recognized in profit or loss for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017		2016
(In millions of won)	Realized	Ineffective	Realized	Ineffective
Currency swaps	92,683	4,663	2,302	(7)

13.	Reinsurance assets

Changes in reinsurance assets for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017
	Beginning balance	Net increase (decrease)[1]	Ending balance
Reserve for outstanding claims
General insurance	440,104	(48,799)	391,305
Automobile insurance	15,904	39	15,943
Long-term insurance	83,938	3,949	87,887

	539,946	(44,811)	495,135

Unearned premium reserve
General insurance	208,014	10,465	218,479
Automobile insurance	17,878	(505)	17,373
Long-term insurance	—	2	2

	225,892	9,962	235,854

Total reinsurance assets	765,838	(34,849)	730,989
Allowance for impairment	919	(181)	738

Total reinsurance assets, net	764,919	(34,668)	730,251

1	Gains or losses on foreign currency translation of foreign operations, ~~W~~10,417 million, is included.

(In millions of won)	2016
	Beginning balance	Net increase (decrease)[2]	Ending balance
Reserve for outstanding claims
General insurance	465,338	(16,129)	449,209
Automobile insurance	16,819	(1,420)	15,399
Long-term insurance	62,578	4,344	66,922

	544,735	(13,205)	531,530

Unearned premium reserve
General insurance	214,869	1,616	216,485
Automobile insurance	17,294	999	18,293
Long-term insurance	—	212	212

	232,163	2,827	234,990

Total reinsurance assets	776,898	(10,378)	766,520
Allowance for impairment	664	25	689

Total reinsurance assets, net	776,234	(10,403)	765,831

1	Gains or losses on foreign currency translation of foreign operations, ~~W~~4,876 million, is included.

14.	Investment property

(1)	Investment property as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Land
Acquisition costs	84,247	84,389
Building
Acquisition costs	240,747	238,079
Accumulated depreciation	(54,369)	(52,876)

	270,625	269,592

(2)	Changes in investment property for the three-month periods ended March 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning balance	Depreciation[1]	Transfer from(to) property and equipment	Ending balance
Land	84,389	—	(142)	84,247
Building	185,203	(1,507)	2,682	186,378

	269,592	(1,507)	2,540	270,625

1	Depreciation expenses on investment properties are included in administrative expenses for real estate.

(In millions of won)	2016
	Beginning balance	Depreciation[1]	Transfer from(to) property and equipment	Ending balance
Land	112,197	—	501	112,698
Building	221,539	(2,135)	80,002	299,406

	333,736	(2,135)	80,503	412,104

1	Depreciation expenses on investment properties are included in administrative expenses for real estate.

(3)	Gain (loss) on investment property

Rent income and expense on investment property for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Rent income	4,322	4,649
Operating expenses related to investment property	1,637	2,941

15.	Property and equipment

(1)	Property and equipment as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017
(In millions of won)	Acquisition costs	Accumulated depreciation	Carrying value
Land	213,611	—	213,611
Building	667,909	160,473	507,436
Structure	24,765	4,788	19,977
Equipment	166,800	124,289	42,511
Vehicles	611	418	193
Others	1,236	739	497
Construction in progress	127	—	127

	1,075,059	290,707	784,352

	December 31, 2016
(In millions of won)	Acquisition costs	Accumulated depreciation	Carrying value
Land	213,469	—	213,469
Building	670,614	156,268	514,346
Structure	24,388	4,407	19,981
Equipment	164,685	121,335	43,350
Vehicles	630	413	217
Others	1,327	844	483
Construction in progress	88	—	88

	1,075,201	283,267	791,934

(2)	Changes in the property and equipment for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
(In millions of won)	Beginning balance	Acquisition	Disposal	Depreciation[1]	Transfer from(to) investment	Others	Ending balance
Land	213,469	—	—	—	142	—	213,611
Building	514,346	464	(469)	(4,223)	(2,682)	—	507,436
Structure	19,981	355	—	(380)	—	21	19,977
Equipment	43,350	2,390	—	(3,196)	—	(33)	42,511
Vehicles	217	—	—	(14)	—	(10)	193
Others	483	—	—	(171)	—	185	497
Construction in progress	88	39	—	—	—	—	127

	791,934	3,248	(469)	(7,984)	(2,540)	163	784,352

1	Depreciation expenses are included in insurance operating expenses, administrative expenses for asset and claim survey expenses paid.

	2016
(In millions of won)	Beginning balance	Acquisition	Disposal	Depreciation[1]	Transfer from(to) investment	Others	Ending balance
Land	186,278	—	—	—	(501)	—	185,777
Building	526,320	—	(748)	(3,796)	(80,002)	1	441,775
Structure	526	—	—	(13)	—	—	513
Equipment	47,109	1,815	(8)	(3,946)	—	(6)	44,964
Vehicles	276	—	—	(19)	—	2	259
Others	369	—	—	(132)	—	183	420

	760,878	1,815	(756)	(7,906)	(80,503)	180	673,708

1	Depreciation expenses are included in insurance operating expenses, administrative expenses for asset and claim survey expenses paid.

16.	Insured assets

The details of buildings and equipment insured against fire and other casualty as of March 31, 2017 and December 31, 2016, are summarized as follows:

	March 31, 2017
(In millions of won)	Amount insured	Insurance company
Building[1]	1,069,767	Samsung Fire Marine Insurance Co., Ltd
Equipment	113,125

	1,182,892

1	Building classified as property and equipment and investment property are both included.

	December 31, 2016
(In millions of won)	Amount insured	Insurance company
Building[1]	1,069,767	Samsung Fire Marine Insurance Co., Ltd
Equipment	113,125

	1,182,892

1	Building classified as property and equipment and investment property are both included.

Beside the assets above, the Parent Company subscribes directors and officers liability insurance and gas accidents liability insurance from Samsung Fire & Marine Insurance Co., Ltd.

17.	Intangible assets

(1)	Intangible assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017
	Acquisition costs	Accumulated amortization	Accumulated impairment	Carrying value
Membership	23,710	—	5,378	18,332
Software	48,191	39,274	—	8,917
Development cost	129,872	118,392	—	11,480
Others	30	—	—	30

	201,803	157,666	5,378	38,759

(In millions of won)	December 31, 2016
	Acquisition costs	Accumulated amortization	Accumulated impairment	Carrying value
Membership	23,196	—	6,757	16,439
Software	47,861	39,222	—	8,639
Development cost	132,658	119,890	—	12,768
Others	30	—	—	30

	203,745	159,112	6,757	37,876

(2)	Changes in the intangible assets for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017
	Beginning balance	Acquisitions	Transfer to other accounts	Disposal	Amortization[1]	Impairment	Ending balance
Membership	16,439	3,059	—	(1,108)	—	(58)	18,332
Software	8,639	1,088	48	(1)	(857)	—	8,917
Development cost	12,768	161	(133)	—	(1,316)	—	11,480
Other	30	—	—	—	—	—	30

	37,876	4,308	(85)	(1,109)	(2,173)	(58)	38,759

1	Amortization of intangible assets is included in other expenses.

(In millions of won)	2016
	Beginning balance	Acquisitions	Transfer to other accounts	Disposal	Amortization[1]	Impairment	Ending balance

Membership	19,653	2,813	—	(880)	—	83	21,669
Software	9,362	216	—	(3)	(1,006)	—	8,569
Development cost	12,138	614	245	—	(1,271)	—	11,726
Other	38	—	—	—	—	—	38

	41,191	3,643	245	(883)	(2,277)	83	42,002

1	Amortization of intangible assets is included in other expenses.

(3)	Intangible assets with indefinite useful life as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016

Condominium memberships	5,586	5,622
Golf memberships	12,386	10,457
Others	360	360

	18,332	16,439

18.	Assets held-for-sale

The assets classified as assets held-for-sale as of March 31, 2017 and December 31, 2016 are as follows1:

(In millions of won)	March 31, 2017	December 31, 2016

Equipment and properties[2]	—	4,048

1	Assets held for sale are measured at the lower of carrying amount and fair value less cost of disposal.
2	The Group classified certain equipment and properties as assets held for sale. The disposal of the assets held for sale was completed during January 2017.

19.	Deferred acquisition costs

Changes in the deferred acquisition costs for the three-month periods ended March 31, 2017 and 2016, are as follows.

	2017
	Beginning balance	Expenditure			Decrease	Ending balance
(In millions of won)		Total	Expensed	Deferred
Pension	27,435	790	180	610	3,961	24,084
Long-term insurance	1,642,222	182,227	11,990	170,237	180,769	1,631,690

	1,669,657	183,017	12,170	170,847	184,730	1,655,774

	2016
	Beginning balance	Expenditure			Decrease	Ending balance
(In millions of won)		Total	Expensed	Deferred
Pension	43,851	1,165	191	974	5,334	39,491
Long-term insurance	1,611,003	171,439	8,781	162,658	161,933	1,611,728

	1,654,854	172,604	8,972	163,632	167,267	1,651,219

20.	Other assets

(1)	Other assets as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Compensation receivables	31,846	32,344
Prepaid expenses	18,835	8,300
Advance payments	6,838	3,478
Others	461	294

	57,980	44,416

(2)	Changes in the compensation receivables for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017			2016
(In millions of won)	Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
General insurance	3,388	465	3,853	3,869	571	4,440
Automobile insurance	26,416	(1,177)	25,239	25,627	281	25,908
Long-term insurance	2,540	214	2,754	2,361	(36)	2,325

	32,344	(498)	31,846	31,857	816	32,673

21.	Assets provided as collateral

Assets provided as collateral as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	Collateral provided to	March 31, 2017	December 31, 2016	Remark
Government and public bonds	Industrial Bank and 6 others	502,047	503,893	Swap contract
	ANZ Bank	45,071	45,157	Reinsurance contract

		547,118	549,050

22.	Insurance liabilities

Changes in the insurance liabilities for the three-month periods ended March 31, 2017 and 2016 are as follows:

	2017
(In millions of won)	Beginning balance	Net increase (decrease)[1]	Ending balance
Long-term insurance premium reserve:
Long-term insurance contract	18,819,064	389,743	19,208,807
Long-term investment contract	112,822	388	113,210

	18,931,886	390,131	19,322,017

Reserve for outstanding claims:
General insurance	828,200	(78,125)	750,075
Automobile insurance	438,670	(4,838)	433,832
Long-term insurance	786,988	21,881	808,869

	2,053,858	(61,082)	1,992,776

Unearned premium reserve:
General insurance	367,083	43,902	410,985
Automobile insurance	971,747	42,734	1,014,481
Long-term insurance	15,222	(1,126)	14,096

	1,354,052	85,510	1,439,562

Reserve for participating policyholders’ dividends on long-term insurance	84,383	(589)	83,794
Excess participating policyholders’ dividends reserve on long-term insurance	25,540	5,100	30,640
Reserve for compensation for losses on dividend-paying insurance contracts	20,650	—	20,650

	22,470,369	419,070	22,889,439

1	The amounts of net increase or decrease in insurance liabilities include the effects from foreign currencies translation at foreign operations, which is ~~W~~27,416 million.

	2016
(In millions of won)	Beginning balance	Net increase (decrease)[1]	Ending balance
Long-term insurance premium reserve:
Long-term insurance contract	17,020,163	446,472	17,466,635
Long-term investment contract	115,062	(46)	115,016

	17,135,225	446,426	17,581,651

Reserve for outstanding claims:
General insurance	904,610	(27,882)	876,728
Automobile insurance	397,494	(4,563)	392,931
Long-term insurance	651,899	27,762	679,661

	1,954,003	(4,684)	1,949,320

Unearned premium reserve:
General insurance	342,079	23,033	365,112
Automobile insurance	881,794	34,567	916,360
Long-term insurance	24,289	(1,787)	22,502

	1,248,162	55,812	1,303,974

Reserve for participating policyholders’ dividends on long-term insurance	66,936	8,142	75,077
Excess participating policyholders’ dividends reserve on long-term insurance	28,589	(2,101)	26,488
Reserve for compensation for losses on dividend-paying insurance contracts	15,075	—	15,074

	20,447,990	503,595	20,951,584

1	The amounts of net increase or decrease in insurance liabilities include the effects from foreign currencies translation at foreign operations, which is ~~W~~8,603 million.

23.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Derivatives liabilities for trading purpose
Related to currency	—	9,388
Others	1	3

	1	9,391

24.	Other financial liabilities

(1)	Other financial liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Insurance accounts payable	318,026	377,484
Accrued expenses	84,278	97,849
Accounts payable	178,308	13,054
Deposit received	17,088	12,147
Security deposit	23,751	26,375
Non-controlling interests	4,397	4,362

	625,848	531,271

(2)	Insurance accounts payable as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Claims payable	4,370	4,005
Due to agents	77,946	78,288
Premiums refund payable	433	2,004
Coinsurance payable	1,985	1,621
Payables related to agency business	9,576	16,992
Reinsurance accounts payable	112,779	124,445
Overseas reinsurance premiums payable	110,936	107,281
Deposits on reinsurance treaty ceded	1	42,848

	318,026	377,484

25.	Provisions

Provisions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Asset retirement obligation	863	906
Dormant insurance claims liabilities	27,893	28,312
Provisions for undrawn commitment liabilities	19	18
Others	33,367	33,407

	62,142	62,643

(2)	Changes in the provisions for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017
	Beginning balance	Occurrence	Used	Increase [1]	Reversal [1]	Ending balance
Asset retirement obligation	906	207	—	—	(250)	863
Dormant insurance claims liabilities	28,312	—	(7,546)	7,127	—	27,893
Others	33,407	—	(40)	—	—	33,367
Undrawn commitments	18	—	—	1	—	19

	62,643	207	(7,586)	7,128	(250)	62,142

1	Increase and reversal of provisions are included in other income and other expenses.

(In millions of won)	2016
	Beginning balance	Occurrence	Used	Increase [1]	Reversal [1]	Ending balance
Asset retirement obligation	832	182	—	—	(199)	815
Dormant insurance claims liabilities	30,629	—	(7,319)	10,104	—	33,414
Others	15,817	—	(2,831)	—	—	12,986

	47,278	182	(10,150)	10,104	(199)	47,215

1	Increase and reversal of provisions are included in other income and other expenses.

26.	Liability for defined benefit plans and share-based payments

(1)	Assets and liabilities for defined benefit plans as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Present value of defined benefit obligation	287,843	280,615
Fair value of plan assets	(181,757)	(189,173)

Defined benefit liabilities in the consolidated financial position	106,086	91,442

(2)	Changes in the present value of defined benefit obligation for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Beginning balance	280,615	269,391
Current service cost	7,063	6,958
Past service cost	7,596	—
Interest cost	1,845	1,731
Benefits paid	(9,603)	(1,689)
Transfer in	743	540
Transfer out	(415)	(99)
Others	(1)	2

Ending balance	287,843	276,834

(3)	Changes in the fair value of plan assets for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Beginning balance	189,173	165,993
Interest income	1,207	1,063
Remeasurements loss	(564)	(533)
Benefits paid	(8,181)	(1,132)
Transfer in	743	540
Transfer out	(415)	(99)
Others	(206)	(897)

Ending balance	181,757	164,935

(4)	Profit or loss on liability for defined benefit plans for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)[1]	2017	2016
Current service cost	7,063	6,958
Past service cost	7,596	—
Interest cost	1,845	1,731
Interest income	(1,207)	(1,063)

	15,257	7,626

1	Profit or loss on liability for defined benefit plans are included in insurance operating expenses, administrative expenses for assets, claim survey expenses paid and other expenses.

(5)	Share-based payments

KB Financial Group Inc. signs on stock grants contracts with directors of the Parent Company. At the inception, the maximum granting amount is decided and the actual granting amount is upon each director’s performance, which can be shown by the achievement of pre-determined goal.

The Group provided option to the directors and employees for time of deferred payment and ratio and period of payments. In accordance with the option, after the deferred payment is decided, certain portion of the given payments will be deferred no more than 5 years after the termination of service.

(a)	The details of stock grants related to long-term performance as of March 31, 2017, are as follows:

(In shares)	Grant Date	Amount[1]	Vesting Condition
1-2	June 24, 2015	3,122	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,4]
1-3	June 24, 2015	30,897	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,5]
2-1	January 1, 2016	6,554	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,5]
3-1	January 5, 2016	1,830	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,4]
4-1	January 14, 2016	9,101	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,5]
5-1	February 1, 2016	4,955	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,5]
6-1	March 18, 2016	25,348	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,3]
7-1	January 1, 2017	42,579	Services fulfillment, achievement of targets on the basis of market and non-market performance [2,5]
Deferred grant in 2015		4,316
Deferred grant in 2016		9,441

		138,143

1	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of March 31, 2017).
2	Certain portion of the granted shares is compensated over a maximum period of five years.
3	30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Company Performance Results.
4	50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
5	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and the Company Performance Results, respectively.

The compensation cost that the Parent Company recognized as expenses for share-based payments for the three-month periods ended March 31, 2017 and 2016, are ~~W~~996 million and ~~W~~272 million, respectively. The compensation costs amounting to ~~W~~3,515 million and ~~W~~2,945 million were recognized as long-term accrued expenses for KB Financial Group, Inc. as of March 31, 2017 and 2016, respectively.

(b)	The details of stock grants related to short-term performance as of March 31, 2017, are as follows:

(In shares)	Grant date	Granted shares [1]	Vesting Condition
Stock granted on 2015	June 24, 2015	25,383	Proportional to service period
Stock granted on 2016	January 1, 2016	40,817	Proportional to service period
Stock granted on 2017	January 1, 2017	15,535	Proportional to service period

		81,735

1	Granted shares are determined by performance and compensated over three or five years.

The compensation cost that the Parent Company recognized as expenses for share-based payments for the three-month periods ended March 31, 2017 and 2016, are ~~W~~656 million and ~~W~~898 million, respectively. The compensation costs amounting to ~~W~~3,530 million and ~~W~~3,111 million were recognized as short-term accrued expenses for KB Financial Group, Inc. as of March 31, 2017 and December 31, 2016, respectively.

(c) Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price as of March 31, 2017, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

27.	Other liabilities

Other liabilities as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Unearned revenues	355	545
Advance premiums received	24,083	30,343
Withholdings	8,891	5,946
Other taxes payable	1,402	1,838
Others	1,399	1,567

	36,130	40,239

28.	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won, In thousands of US Dollar, Australian Dollar, Euro, Japanese Yen, Chinese Yuan, British Pound, Vietnamese Dong, Indonesia Rupiah, Singapore Dollar and Hong Kong Dollar.)
		March 31, 2017		December 31, 2016
	Currency	Foreign currency	Equivalent in Korean won	Foreign currency	Equivalent in Korean won
Financial assets
Cash and cash equivalents	USD	51,552	57,537	38,855	46,956
	AUD	16	14	22	19
	EUR	163	195	204	259
	SGD	52	42	58	48
	JPY	1,029	10	1,488	15
	IDR	20,694,629	1,734	22,280,599	2,001
	GBP	9	13	126	187
	CNY	81,097	13,160	66,020	11,439
Financial assets at fair value through profit or loss	USD	425,715	475,140	357,512	432,053
	IDR	2,726,471	228	2,385,091	214
Available-for-sale securities	USD	3,129,122	3,492,413	3,148,363	3,804,796
	EUR	36,127	43,086	30,455	38,604
	HKD	—	—	10,367	1,615
	CNY	—	—	12,211	2,116
	IDR	287,600	24	287,600	26
Held-to-maturity financial assets	USD	490,467	547,410	117,511	142,013
	IDR	26,001,000	2,179	27,001,000	2,425
Loans	USD	50,238	56,071	48,445	58,546
	IDR	515,467	43	584,292	52
Other receivables	AUD	134	115	170	148
	USD	74,739	83,416	76,862	92,888
	EUR	512	611	575	729
	JPY	22,442	224	36,631	380
	GBP	149	207	101	149
	VND	1,615,369	79	1,866,567	99
	IDR	155,575,139	13.037	164,043,145	14,731
	SGD	155	124	134	112
	CNY	366,465	59,466	365,159	63,268

Total assets	AUD	151	129	192	167
	EUR	36,802	43,892	31,234	39,592
	GBP	158	221	227	336
	CNY	447,562	72,626	443,390	76,822
	VND	1,615,369	79	1,866,567	99
	JPY	23,471	234	38,119	395
	USD	4,221,833	4,711,987	3,787,548	4,577,252
	IDR	205,800,306	17,245	216,581,727	19,449
	SGD	207	166	192	160
	HKD	—	—	10,367	1,615

Financial liabilities
Other financial liabilities	USD	18,126	20,230	20,340	24,581
	EUR	612	730	361	458
	GBP	129	180	125	186
	IDR	8,762,510	734	21,696,260	1,948
	CNY	129,260	20,975	111,583	19,333
	THB	1	—	6,043	203

29.	Equity

(1)	Equity as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)		March 31, 2017	December 31, 2016
Capital stock	Common stock	33,250	33,250
Capital surplus	Share premium	217,046	217,046
	Gain on disposal of treasury stock	131,409	131,409

		348,455	348,455

Capital adjustments	Others	(9)	(9)

		(9)	(9)

Accumulated other comprehensive income	Net change in fair value of available-for-sale financial assets	178,991	174,926
	Net change in fair value of cash flow hedges	1,583	881
	Foreign currency translation differences for foreign operations	(24,671)	(8,488)
	Revaluation of property and equipment	77,411	77,411
	Remeasurements of defined benefit plans	(48,279)	(47,851)
	Other comprehensive income arising from separate account	6,140	4,304

		191,175	201,183

Accumulated other comprehensive income for assets held for sale	Revaluation of property and equipment	—	314
Retained earnings	Legal reserve[1]	16,625	15,000
	Other reserve	1,068,391	858,391
	Regulatory reserve for credit loss [2]	55,544	55,922
	Emergency risk reserve[2]	663,204	619,688
	Retained earnings before appropriation	116,419	310,864

		1,920,183	1,859,865
Non-controlling interests		4,189	4,407

		2,497,243	2,447,465

1	In accordance with Korean Commercial Law, the Group is required to reserve over 10% of its dividends as legal reserve on every financial reporting period until the reserve reaches half of its capital. It is restricted to distribute as a cash dividend and allowed to use only for retained earning deficits from prior years and capital transfer by the authorization of shareholders.
2	Retained earnings restricted to distribute as dividends by appropriation of retained earnings at the end of reporting period

(2)	Capital stock as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017	December 31, 2016
Number of shares authorized	200,000,000	200,000,000
Par value per share (in Korean won)	500	500
Number of shares issued	66,500,000	66,500,000

(3)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
(In millions of won)	Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on cash flow hedges	Foreign currency translation differences for foreign operations	Premeasurements of defined benefit plans	Other comprehensive income arising from separate account	Revaluation of property and equipment	Total
Beginning balance	174,926	881	(8,488)	(47,851)	4,304	77,411	201,183
Net change due to valuation	34,621	—	—	(564)	2,993	—	37,050
Change due to impairment and disposal	(28,667)	92,683	—	—	(571)	—	63,445
Effect of hedge accounting	—	(91,757)	—	—	—	—	(91,756)
Effect of foreign currency movements	(591)	—	(16,183)	—	—	—	(16,775)
Effect of deferred tax	(1,298)	(224)	—	136	(586)	—	(1,972)

Ending balance	178,991	1,583	(24,671)	(48,279)	6,140	77,411	191,175

	2016
(In millions of won)	Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on cash flow hedges	Foreign currency translation differences for foreign operations	Premeasurements of defined benefit plans	Other comprehensive income arising from separate account	Revaluation of property and equipment	Total
Beginning balance	265,887	663	(11,664)	(58,352)	11,071	78,053	285,658
Net change due to valuation	153,967	—	—	(533)	15,967	—	169,401
Change due to impairment and disposal	(1,110)	(415)	—	—	(343)	—	(1,868)
Effect of hedge accounting	—	765	—	—	—	—	765
Effect of foreign currency movements	(143)	—	(2,485)	—	—	—	(2,628)
Effect of deferred tax	(36,957)	(85)	—	129	(3,781)	—	(40,694)

Ending balance	381,644	928	(14,149)	(58,756)	22,914	78,053	410,634

(4)	Regulatory reserve for credit loss

(a)	Regulatory reserve for credit loss as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Regulatory reserve for credit loss	55,544	55,922
Estimated reversal of Regulatory reserve for credit loss	(1,994)	(378)

	53,550	55,544

(b)	Profit for the period adjusted by regulatory reserve for credit loss for the three-month periods ended March 31, 2017 and 2016 were as follows:

(In millions of won)	2017	2016
Profit for the period	99,983	75,788
Reversal (provision) of regulatory reserve for credit loss	1,994	(697)

Profit for the period adjusted by regulatory reserve for credit loss [1]	101,977	75,091

Earnings per share adjusted by regulatory reserve for credit loss (in won)	1,533	1,252

1	Adjusted profit after provision or reversal of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision or reversal of regulatory reserve for credit losses before income tax is adjusted to the net income.

(5)	Emergency risk reserve

(a)	Emergency risk reserve in the Regulation on Supervision of Insurance Business as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Emergency risk reserve	663,204	619,688
Estimated emergency risk reserve to be provided	16,432	43,516

	679,636	663,204

(b)	Profit for the period adjusted by emergency risk reserve for the three-month periods ended March 31, 2017 and 2016, were as follows:

(In millions of won)	2017	2016
Profit for the period	99,983	75,788
Provision for emergency risk reserve for loan loss	(16,432)	(10,740)

Profit for the period adjusted by emergency risk reserve[1]	83,551	65,048

Earnings per share adjusted by emergency risk reserve (in won)	1,256	1,084

1	Adjusted profit after provision or reversal of emergency risk reserve is not in accordance with Korean IFRS and calculated on the assumption that provision or reversal of emergency risk reserve before income tax is adjusted to the net income.

30.	Premium Income

Premium income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017
	General insurance	Automobile insurance	Long-term and individual insurance	Total
Direct premium written by the Group	274,752	547,048	1,670,404	2,492,204
Assumed reinsurance premium	7,524	—	—	7,524
Refund of surrender value	(3,028)	(25,764)	(219)	(29,011)

	279,248	521,284	1,670,185	2,470,717

(In millions of won)	2016
	General insurance	Automobile insurance	Long-term and individual insurance	Total
Direct premium written by the Group	252,870	497,290	1,611,948	2,362,108
Assumed reinsurance premium	5,969	—	—	5,969
Refund of surrender value	(4,283)	(21,627)	(168)	(26,078)

	254,556	475,663	1,611,780	2,341,999

31.	Insurance claims paid, dividend expenses and refunds of surrender value

Insurance claims paid, dividend expenses and refunds of surrender value for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
(In millions of won)	General insurance	Automobile insurance	Long-term and Individual insurance	Total
Insurance claims paid
Direct premium written by the Group	142,224	365,888	399,835	907,947
Assumed reinsurance premium	822	—	—	822
Refund of premium	(5,043)	(19,738)	(1,091)	(25,872)
Refund of assumed reinsurance premium	(17)	—	—	(17)

	137,986	346,150	398,744	882,880

Dividend expenses	—	—	1,312	1,312
Refunds of surrender value	—	—	594,620	594,620

	137,986	346,150	994,676	1,478,812

	2016
(In millions of won)	General insurance	Automobile insurance	Long-term and Individual insurance	Total
Insurance claims paid
Direct premium written by the Group	145,075	347,501	351,575	844,151
Assumed reinsurance premium	2,605	—	—	2,605
Refund of premium	(1,895)	(18,007)	(971)	(20,873)
Refund of assumed reinsurance premium	(342)	—	—	(342)

	145,443	329,494	350,604	825,541
Dividend expenses	—	—	1,146	1,146
Refunds of surrender value	—	—	545,414	545,414

	145,443	329,494	897,164	1,372,101

32.	Reinsurance income and expenses

Income and expenses related to reinsurance transactions for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
(In millions of won)	General insurance	Automobile insurance	Long-term and individual insurance	Total
Reinsurance Income
Reinsurance claims	69,793	9,171	59,127	138,091
Refund of reinsurance claims	(3,442)	—	(188)	(3,630)

	66,351	9,171	58,939	134,461

Reinsurance expenses
Reinsurance premium	144,652	9,601	65,425	219,678
Reversal of refund of surrender value	(1,004)	—	—	(1,004)

	143,648	9,601	65,425	218,674

Reinsurance commissions [1]	22,168	(273)	73	21,968
Reinsurance profit commissions [1]	448	—	(1)	447
Assumed reinsurance commissions [2]	1,323	—	—	1,323
Assumed reinsurance profit commissions [2]	39	—	—	39

1	Included in recovered expenses
2	Included in insurance operating expenses

	2016
(In millions of won)	General insurance	Automobile insurance	Long-term and individual insurance	Total
Reinsurance Income
Reinsurance claims	84,480	9,409	51,964	145,853
Refund of reinsurance claims	(1,008)	—	(219)	(1,227)

	83,472	9,409	51,745	144,626

Reinsurance expenses
Reinsurance premium	151,233	10,899	56,417	218,549
Reversal of refund of surrender value	(623)	—	—	(623)

	150,610	10,899	56,417	217,926

Reinsurance commissions [1]	22,364	121	153	22,638
Reinsurance profit commissions [1]	1,132	—	—	1,132
Assumed reinsurance commissions [2]	850	—	—	850
Assumed reinsurance profit commissions [2]	(34)	—	—	(34)

1	Included in recovered expenses
2	Included in insurance operating expenses

33.	Interest income and expense

(1)	Interest income and expense for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Interest income
Cash and cash equivalents	674	914
Trading assets	2,909	1,866
Financial assets designated at fair value through profit or loss	7,516	3,883
Available-for-sale financial assets	57,183	59,728
Held-to-maturity financial assets	28,322	18,412
Loans	69,698	71,570
Other receivables	1,408	2,988
Interest of other income	255	333

	167,965	159,694

Interest expense
Borrowings	—	4
Other	174	99

	174	103

(2)	Interest income recognized on impaired financial assets for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Available-for-sale financial assets	—	45
Loans and other receivables	269	332

	269	377

34.	Gain and loss on valuation and disposal of securities

(1)	Gain on valuation and disposal of securities for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Trading assets
Gain on disposal	1,525	1,910
Gain on valuation	571	2,478
Financial assets designated at fair value through profit or loss
Gain on disposal	19	—
Gain on valuation	2,804	6,477
Available-for-sale financial assets
Gain on disposal	28,008	29,190

	32,927	40,055

(2)	Loss on valuation and disposal of securities for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Trading assets
Loss on disposal	536	1,682
Loss on valuation	157	230
Financial assets designated at fair value through profit or loss
Loss on disposal	3,130	—
Loss on valuation	813	1,393
Available-for-sale financial assets
Loss on disposal	2,585	6,305
Loss on impairment	1,596	9,878

	8,818	19,488

35.	Gain and loss on valuation and disposal of loans and other receivables

Gain and loss on valuation and disposal of loans and other receivables for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Reversal of impairment loss	72	1

	72	1

Loss on impairment	4,823	7,710

	4,823	7,710

36.	Gain and loss on valuation and disposal of derivatives

Gain and loss on valuation and disposal of derivatives for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Gain on disposal	49,745	3,487
Gain on valuation	281,338	75,797

	331,083	79,284

Loss on disposal	874	16,175
Loss on valuation	327	489

	1,201	16,664

37.	Recovered Expenses

Recovered Expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Reinsurance commissions	21,968	22,638
Reinsurance profit commissions	447	1,132
Agent commission	740	573

	23,155	24,343

38.	Insurance operating expenses, administrative expenses for assets and claim survey expenses paid

Insurance operating expenses, administrative expenses for assets and claim survey expenses paid for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017
(In millions of won)	Insurance operating expenses	Administrative expenses for assets	Claim survey expenses paid
Short-term employee benefits	60,967	1,794	27,127
Post-employment benefits	12,797	234	4,084
Other long-term employee benefits	21	—	6
Welfare expenses	5,980	19	3,682
General and administrative expenses	105,057	11,921	13,289
Acquisition cost	15,253	—	—
Agent commission	65,329	—	—
Claim survey expenses paid	—	—	11,928
Claim survey expenses recovered	—	—	(4,412)
Assumed reinsurance commission paid	1,323	—	—
Others	595	—	—

	267,322	13,968	55,704

	2016
(In millions of won)	Insurance operating expenses	Administrative expenses for assets	Claim survey expenses paid
Short-term employee benefits	60,973	1,712	26,128
Post-employment benefits	6,955	176	2,614
Other long-term employee benefits	21	1	5
Welfare expenses	2,936	11	3,312
General and administrative expenses	98,026	12,763	9,616
Acquisition cost	16,071	—	—
Agent commission	58,979	—	—
Claim survey expenses paid	—	—	18,633
Claim survey expenses recovered	—	—	(6,448)
Assumed reinsurance commission paid	850	—	—
Other	493	—	—

	245,304	14,663	53,860

39.	Other income and expenses

(1)	Other income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Reversal of provision	250	199
Commission income	899	1,257
Rent income	5,796	4,513
Separate account revenues	5,187	964
Miscellaneous operating income	1,152	4,539

	13,284	11,472

(2)	Other expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Increase in provision	7,128	10,104
Separate account expenses	2,171	2,257
Amortization of intangible assets	115	—
Other expenses related to the subsidiaries	9,927	8,530
Miscellaneous operating expenses	575	632

	19,916	21,523

(3)	Other expenses related to the subsidiaries for the three-month periods ended March 31, 2017 and 2016, are as follow:

(In millions of won)	2017	2016
Compensations	6,745	5,986
Post-employment benefits	549	499
Welfare expenses	1,316	1,178
Electronic operating expenses	175	93
Rental expenses	(193)	(243)
Fee and commission	190	114
Entertainment expenses	25	25
Advertising	7	2
Depreciation	72	26
Amortization of intangible assets	2	20
Tax and dues	221	191
Others	818	639

	9,927	8,530

(4)	Commission income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Corporate loan	495	639
Stocks	5	3
Debt securities	109	96
Others	290	519

	899	1,257

40.	Non-operating income and expenses

(1)	Non-operating income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Gain on disposal of assets held for sales	3,781	—
Gain on valuation of investment in associate	—	247
Gain on disposal of property and equipment	319	6
Gain on disposal of intangible assets	33	—
Reversal of impairment loss of intangible assets	—	90
Miscellaneous non-operating income	349	403

	4,482	746

(2)	Non-operating expenses for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Donation	515	227
Loss on disposal of intangible assets	4	69
Impairment of intangible assets	58	6
Miscellaneous non-operating expenses	554	1,591

	1,131	1,893

41.	Income tax expense

Income tax expense is recognized based on the best estimate of weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the three-month period ended March 31, 2017, is 24.2% (the estimated tax rate for the three-month period ended March 31, 2016: 24.2%).

42.	Earnings per share

(1)	Basic earnings per share for the three-month periods ended March 31, 2017 and 2016, is as follows:

	2017	2016
Profit for the period (in won) attributable to ordinary equity holders of the Parent Company	99,904,146,323	75,244,225,179
Weighted average number of common shares outstanding[1]	66,500,000	60,000,000
Earnings per share (in won)	1,502	1,254

1	Weighted-average number of common shares outstanding for the three-month periods ended March 31, 2017 and 2016 are same as the number of issued common shares at the beginning of the period

(2)	Diluted earnings per share for the three-month periods ended March 31, 2017 and 2016 are the same as basic earnings per share as the Group does not have any diluted securities.

43.	Commitments and contingencies

(1)	The contract amounts of insurance policies in effect as of March 31, 2017, amount to ~~W~~3,003,603,925 million (December 31, 2016: ~~W~~3,072,061,112 million).

(2)	The Group assumes and cedes a portion of total insurance premiums with Korean Re Co., Ltd. and foreign reinsurers including Munich Re. According to arrangements, the Group pays and receives reinsurance premium and commission fee by settlement with counter companies.

(3)	Details of commitments between the Group and financial institutions as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)		Limit
Commitments	Financial institutions	March 31, 2017	December 31, 2016
Commitments on bank overdrafts	Shinhan Bank and others	2,000	2,000
Overdraft intra-day		60,000	60,000

		62,000	62,000

(4)	Payment guarantees offered by financial institutions as of March 31, 2017, are as follows:

(In US dollars)	Limit	Amount	Guaranteed period
Australia and New Zealand Bank	USD 25,000,000	USD 21,830,546	Dec. 31, 2016 ~ Dec. 30, 2017

(5)	Other commitments provided by the Group as of March 31, 2017 and December 31, 2016 are as follow:

	Undrawn commitments
(In millions of won)	March 31, 2017	December 31, 2016
Loan commitments	485,673	557,113
Purchase of security investment	1,352,349	1,214,623

	1,838,022	1,771,736

(6)	Pending litigations as a defendant as of March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017
(In millions of won)	Number of litigations	Amount of damage claim	Descriptions
Automobile insurance	1,224	48,316	Compensation claim & others
General/long-term insurance and others	428	278,949	Compensation claim & others

	1,652	327,265

	December 31, 2016
(In millions of won)	Number of litigations	Amount of damage claim	Descriptions
Automobile insurance	1,076	43,418	Compensation claim & others
General/long-term insurance and others	430	270,965	Compensation claim & others

	1,506	314,383

For the above pending litigations as a defendant, the Group has reserved estimated losses as a reserve for outstanding claims. As of March 31, 2017, such litigations are in process and the ultimate outcome of such litigations cannot be predicted.

44.	Related Party Transactions

(1)	The related parties as of March 31, 2017 and December 31, 2016, are as follows:

March 31, 2017	December 31, 2016	Relationship
KB Financial Group Inc.	KB Financial Group Inc.	Others[1]
Kookmin Bank	Kookmin Bank	Others[2]
KB Kookmin Card Co., Ltd.	KB Kookmin Card Co., Ltd.	Others[2]
KB Securities Co., Ltd.	KB Securities Co., Ltd.	Others[2]
KB Life Insurance Co., Ltd.	KB Life Insurance Co., Ltd.	Others[2]
KB Asset Management Co., Ltd.	KB Asset Management Co., Ltd.	Others[2]
KB Capital Co., Ltd.	KB Capital Co., Ltd.	Others[2]
KB Real Estate Trust Co., Ltd.	KB Real Estate Trust Co., Ltd.	Others[2]
KB Investment Co., Ltd.	KB Investment Co., Ltd.	Others[2]
KB Credit Information Co., Ltd.	KB Credit Information Co., Ltd.	Others[2]
KB Data Systems	KB Data Systems	Others[2]
KB Savings Bank Co., Ltd.	KB Savings Bank Co., Ltd.	Others[2]
Kookmin Bank (China) Ltd.	Kookmin Bank (China) Ltd.	Others[2]

1	Entity over which the Group has significant influence.
2	Subsidiary of KB Financial Group Inc.

(2)	Significant transactions which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2017 and 2016, are as follows:

		2017
(In millions of won)	Related parties	Revenues	Expenses
Others	KB Financial Group Inc.	105	—
	Kookmin Bank	22,008	6,211
	KB Kookmin Card Co., Ltd.	473	209
	KB Securities Co., Ltd.	1,325	3,502
	KB Life Insurance Co., Ltd.	94	—
	KB Asset Management Co., Ltd.	25	—
	KB Capital Co., Ltd.	1,238	908
	KB Real Estate Trust Co., Ltd.	17	—
	KB Investment Co., Ltd.	7	—
	KB Credit Information Co., Ltd.	2	166
	KB Data Systems	19	58
	KB Savings Bank Co., Ltd.	37	—
	Kookmin Bank (China) Ltd and others	11	—

		25,361	11,054

		2016
(In millions of won)	Related parties	Revenues	Expenses
Associates	Kocref Cr-reit XI	290	—
	LIG-Special Purpose Acquisition 2nd Co., Ltd.	4	—
	LIG-ES Special Purpose Acquisition Co., Ltd.	4	—
Others	KB Financial Group Inc.	192	2,185
	Kookmin Bank	11,589	1,546
	KB Kookmin Card Co., Ltd.	1,086	3,186
	KB Securities Co., Ltd.	129	60
	KB Life Insurance Co., Ltd.	71	—
	KB Asset Management Co., Ltd.	32	39
	KB Capital Co., Ltd.	728	144
	KB Real Estate Trust Co., Ltd.	18	—
	KB Investment Co., Ltd.	10	—
	KB Credit Information Co., Ltd.	1	159
	KB Data Systems	17	30
	KB Savings Bank Co., Ltd.	35	1
	Kookmin Bank (China) Ltd and others	95	2

		14,301	7,352

(3)	Repurchase transactions with related parties for the three-month periods ended March 31, 2016 are as follows:

	2016
(In millions of won)	Transaction	Beginning balance	Increase (decrease)	Ending balance
Others
Related individuals and others	RP Sold	477	29,796	30,273

(4)	Account balances with related parties as of March 31, 2017 and December 31, 2016, are as follows:

		March 31, 2017
(In millions of won)	Related parties	Receivables	Payables
Others	KB Financial Group Inc.	—	7,334
	Kookmin Bank[1]	32,596	9,994
	KB Kookmin Card Co., Ltd.[2]	200	1,297
	KB Securities Co., Ltd.	7,567	6,195
	KB Life Insurance Co., Ltd.	23	260
	KB Asset Management Co., Ltd.	—	41
	KB Capital Co., Ltd.	218	1,647
	KB Credit Information Co., Ltd	—	80
	KB Data Systems	—	46
	KB Savings Bank Co., Ltd.	—	73
	KB Real Estate Trust Co., Ltd.	—	22
	KB Investment Co., Ltd.	—	9
	Kookmin Bank (China) Ltd and others	2,450	—
	Retirement Pension	—	13,133

		43,054	40,131

1	As of March 31, 2017, notional amount of financial derivatives assets and liabilities to Kookmin Bank amounts to ~~W~~173,059 million
2	As of March 31, 2017, limit of unused commitment to KB Kookmin Card Co., Ltd. amounts to ~~W~~54,838 million.

		December 31, 2016
(In millions of won)	Related parties	Receivables	Payables
	KB Financial Group Inc.	—	6,349
	Kookmin Bank[1]	26,532	12,549
	KB Kookmin Card Co., Ltd.[2]	7,943	7,343
Others	KB Securities Co., Ltd.	10,889	1,639
	KB Life Insurance Co., Ltd.	4	213
	KB Asset Management Co., Ltd.	—	286
	KB Capital Co., Ltd.	241	2,282
	KB Credit Information Co., Ltd	—	57
	KB Data Systems	—	53
	KB Savings Bank Co., Ltd.	—	121
	KB Real Estate Trust Co., Ltd.	—	35
	KB Investment Co., Ltd.	—	16
	Kookmin Bank (China) Ltd and others	7,402	—
	Retirement Pension	—	21,641

		53,011	52,584

1	As of December 31, 2016, notional amount of financial derivatives assets and liabilities to Kookmin Bank amounts to ~~W~~250,694 million
2	As of December 31, 2016, limit of unused commitment to KB Kookmin Card Co., Ltd. amounts to ~~W~~20,859 million.

(5)	Collateral the Group provide to the related parties as of March 31, 2017 and December 31, 2016, is as follows:

(In millions of won)	Collateral asset	March 31, 2017	December 31, 2016
Kookmin Bank	Government bond	50,000	50,000

(6)	The details of assets pledged as collaterals from related parties as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	Assets pledged as collateral	March 31, 2017	December 31, 2016
KB Wise Star private Real Estate Investment Trust No. 2	Building/Land	26,000	26,000
Kookmin Bank	Securities	50,000	50,000

(7)	Undrawn commitments the Group provided for related parties, as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	Related party	March 31, 2017	December 31, 2016
Purchase of security investment	KB-Solidus Global Healthcare Fund	8,200	8,200
Purchase of security investment	KB High-tech Company Investment Fund	1,400	2,800

(8)	Key management personnel, including registered directors and non-registered outside directors compensation for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Short-term employee benefits	3,783	1,614
Retirement benefits	162	110

	3,945	1,724

(9)	Loans for management personnel and employees as of March 31, 2017 and December 31, 2016, are as follows:

(In millions of won)	March 31, 2017	December 31, 2016
Loans secured by real estate	212	242
Loans secured by credits	61	72
Loans secured by third party guarantees	14,995	15,677

	15,268	15,919

45.	Separate account

(1)	Separate account statements of financial position as of March 31, 2017 and December 31, 2016, are as follows:

	March 31, 2017		December 31, 2016
(In millions of won)	Retirement insurance	Retirement pension	Retirement insurance	Retirement pension
Assets[1]
Cash and cash equivalents	9,608	161,948	9,552	75,696
Financial assets at fair value through profit or loss	—	50,386	—	100,800
Available-for-sale financial assets	—	2,531,776	—	2,302,531
Held-to-maturity financial assets	—	10,000	—	10,000
Derivative assets to hedge	—	8,689	—	919
Loans and other receivables	—	483,311	—	506,509
Non-financial assets	7	2,992	—	3
General accounts receivable[1]	10	20,205	142	385,085

	9,625	3,269,307	9,694	3,381,543

Liabilities[2]
Other financial liabilities	20	721	4	6,370
General accounts receivable[2]	5	6,987	34	(6)
Policyholders reserve (insurance)	9,600	—	9,656	—
Policyholders reserve (investment)	—	3,253,498	—	3,369,501

	9,625	3,261,206	9,694	3,375,865

Equity
Accumulated other comprehensive income	—	8,101	—	5,678

	9,625	3,269,307	9,694	3,381,543

1	Separate account asset in the financial statement is the total amount of retirement insurance asset and retirement pension asset less the general accounts receivable.
2	Separate account liability in the financial statement is the total amount of retirement insurance liability and retirement pension liability less the general account payable.

(2)	Separate account statements of comprehensive Income for the three-month periods ended March 31, 2017 and 2016, are as follows:

	2017		2016
(In millions of won)	Retirement insurance	Retirement pension	Retirement insurance	Retirement pension
Income
Investment income	28	41,564	46	32,515
Other operating income	—	403	2	300

	28	41,967	48	32,815

Expenses
Policyholders reserve (insurance)	(57)	—	(106)	—
Policyholders reserve (investment)	—	16,266	—	19,085
Insurance claims paid	68	—	134	—
Investment expenses	3	21,019	2	13,207
Other operating expenses	14	4,682	18	523

	28	41,967	48	32,815

The revenue and expense of participating type specific account (participating retirement pension insurance) were not presented in the consolidated statements of comprehensive income of the general account. Revenue and expense of participating type specific account included in the operating performance above for the three-month periods ended March 31, 2017 and 2016 were ~~W~~1,428 million and ~~W~~968 million, respectively.

46.	Supplemental cash flows information

(1)	Cash and cash equivalents in statements of cash flows include deposits that have a short maturity of three months or less from the date of acquisition.

(2)	Significant non-cash activities for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Transfer from investment property to owner-occupied property and equipment	2,540	80,503
Dividend Payable	39,900	24,000

47.	Operating income

Operating income for the three-month periods ended March 31, 2017 and 2016, are as follows:

(In millions of won)	2017	2016
Operating revenue
Insurance operating revenue	2,628,333	2,511,785
Investment revenue	551,840	297,109
Other operating revenue	70,412	51,883

	3,250,585	2,860,777

Operating expenses
Insurance operating expenses	2,676,478	2,574,183
Investment expenses	33,803	64,254
Other operating expenses	413,168	125,183

	3,123,449	2,763,620

Operating income	127,136	97,157

48.	Events after the Reporting Period

On April 14, 2017, the board of directors of KB Financial Group Inc, (“KB Financial Group”) resolved to conduct tender offers and a comprehensive stock swap to KB Financial Group’s stock. Accordingly, the Parent Company will become a wholly owned subsidiary of KB Financial Group.

4.	Other Finance Related Matters

A.	Notable Matters (e.g., Restatement of Financial Statements)

•	Not applicable.

B.	Allowance for Doubtful Accounts

1)	Allowance for Credit Losses

	(Unit: KRW millions, %)
Period	Item	Outstanding Receivables Amount*	Allowance for Doubtful Accounts	Coverage Ratio
1Q 2017	Loans	6,651,314	59,906	0.90%
	Insurance receivables*	151,132	19,662	13.01%
	Receivables	159,401	1,232	0.77%
	Accrued income	116,108	398	0.34%
	Notes receivable	159	0	0.00%
	Guarantee deposits	85,272	0	0.00%

	Total	7,163,386	81,198	1.13%

2016	Loans	6,886,922	58,835	0.85%
	Insurance receivables*	249,670	18,485	7.40%
	Receivables	87,712	1,303	1.49%
	Accrued income	123,306	385	0.31%
	Notes receivable	285	1	0.35%
	Guarantee deposits	87,396	0	0.00%

	Total	7,435,291	79,009	1.06%

2015	Loans	6,921,473	31,157	0.45%
	Insurance receivables*	292,014	16,275	5.57%
	Receivables	128,462	865	0.67%
	Accrued income	125,324	296	0.24%
	Notes receivable	410	2	0.49%
	Guarantee deposits	91,524	0	0.00%

	Total	7,559,207	48,595	0.64%

*	The amount of insurance receivables is determined by offsetting uncollected/unpaid amounts by customer pursuant to the company’s forward looking criteria (FLC).

2)	Changes in Allowance for Doubtful Accounts

	(Unit: KRW millions)
Item	1Q 2017	2016	2015
1. Total balance of bad debt allowance at the beginning of the period	79,010	48,595	47,638
2. Net bad debt written off (①–②±③)	2,634	6,557	10,488
① Bad debts written off (Receivables written off)	3,123	9,412	7,652
② Recovery of written-off receivables	289	1,451	699
③ Other increase/decrease	-200	-1,404	3,535
3. Appropriation (Reversal) of bad debt expenses	4,823	36,972	11,445
4. Total balance of bad debt allowance at the end of the period	81,199	79,010	48,595

3)	Policy on Allowance for Doubtful Accounts

Impairment losses for loans and other receivables that are measured by amortized costs are calculated as the difference between the relevant asset’s book value and the present value of expected future cash flows discounted at the initial effective interest rate. To this end, the company individually examines, as a priority, whether there exists objective evidence of impairment on individually significant financial assets. Financial assets that are not individually significant are assessed on an individual or collective basis. If no objective evidence of impairment exists after individual assessment, those financial assets are grouped with other financial assets with similar credit risk characteristics and are collectively assessed for impairment.

a)	Individual Assessment of Allowance for Doubtful Accounts

An individual assessment of allowance for doubtful accounts is based on management’s best estimate of the present value of cash flows expected to be collected from the relevant loan. When estimating such cash flows, the company takes into account all available information, including the financial condition of the borrowers (e.g., operating cash flows) and the fair value of relevant collateral.

b)	Collective Assessment of Allowance for Doubtful Accounts

A collective assessment of allowance for doubtful accounts uses an estimation model based on historical loss experience in order to measure the incurred loss inherent in the portfolio. The collective assessment model considers various factors, such as type of product and borrower, credit rating, size of portfolio, period over which the impairment was revealed, and collection period, to apply the probability of incurred default (PD) rate for each asset (or group of assets), collection rates by type of collateral and item of loan, and the loss given default (LGD) rate. In addition, a uniform set of assumptions are applied in the modeling of inherent impairments and to determine input variables based on past experiences and the current situation. The methodology and assumptions of this model are periodically reviewed in order to minimize differences between the estimated allowance for doubtful accounts and actual losses.

Impairment loss is recognized and deducted from the allowance for doubtful accounts when the relevant financial asset is considered uncollectible. If the loans or receivables previously written off as bad debt expenses are collected subsequently, allowance for doubtful accounts is increased by the relevant amount, and such changes are recognized in profit/loss.

4)	Balance of Accounts Receivable

		(Unit: KRW millions, %)
	Item	6 months or less	More than 6 months – one year or less	More than one year – three years or less	More than three years	Total
Amount	General	57,138	1,475	1,371	2,147	62,131
	Related parties	38				38

	Total	57,176	1,475	1,371	2,147	62,169

Composition ratio		91.97%	2.37%	2.21%	3.45%	100.00%

Accounts receivable aging described above pertains to accrued premiums on a consolidated basis.

C.	Inventory

•	Not applicable.

D.	Issuance of Commercial Paper

•	Not applicable.

E.	Issuance of Debt Securities

•	Not applicable.

F.	Measurement of Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The best evidence of the fair value of a financial instrument is the price quoted in an active market. The company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the consolidated statements of financial position may be different if other valuation methods or assumptions are used. In addition, it may be difficult to reasonably compare the company’s fair value with that of other financial institutions as there is a variety of valuation techniques and assumptions used in measuring fair value.

(1)	Financial Instruments Measured at Amortized Cost

1)	Fair value measurement methods for financial instruments measured at amortized cost are as follows:

Type	Fair Value Measurement Method
Cash and cash equivalents	The difference between carrying amount and fair value of cash and cash equivalents is not significant, so carrying amount is recognized as the fair value.
Held-to-maturity financial assets	The average of the prices provided by the KIS Bond Valuation Inc. and NICE P&I Inc. is used as the fair value.
Loans and other receivables	Fair value of loans is measured by the present value of the amount expected to be received. Expected cash flow is discounted using the interest rate considering current market interest rate and credit spread.
Other financial liabilities	The difference between carrying value and fair value of other financial liabilities is not significant so the carrying value is recognized as the fair value.

2)	The book value and fair value of financial instruments measured at amortized cost as of the end of the reporting period are as follows:

	(Unit: KRW millions)
Classification	March 31, 2017		December 31, 2016
	Book value	Fair value	Book value	Fair value
<Financial assets>
Cash and cash equivalents	547,889	547,889	834,678	834,678
Held-to-maturity financial assets	4,621,482	4,616,379	3,546,091	3,641,640
Gain on valuation and disposal of loans and other receivables
Loans	6,591,408	6,604,530	6,828,087	6,849,850
Other receivables	767,226	767,458	733,382	732,892

Subtotal	7,358,634	7,371,988	7,561,469	7,582,742

Total	12,528,005	12,536,256	11,942,238	12,059,060

<Financial liabilities>
Other financial liabilities	625,848	625,382	531,271	531,271

(2)	Fair Value Hierarchy of Financial Instruments

The company classifies the fair values of financial instruments measured at fair value into a three-level hierarchy as follows:

① Level 1: Where fair value is based on prices quoted in active market

② Level 2: Where fair value is measured using valuation techniques, and significant inputs are based on information observable in the market

③ Level 3: Where fair value is measured using valuation techniques, and significant inputs are based on information unobservable in the market

1)	The fair value hierarchy of financial instruments measured at fair value as of the end of the reporting period is as follows:

<As of March 31, 2017>

	(Unit: KRW millions)
Classification	Level 1	Level 2	Level 3	Total
<Financial assets>
Financial assets at fair value through profit or loss
Trading assets	25,247	502,256	524	528,027
Financial assets at fair value through profit or loss	—	43,261	524,380	567,641

Subtotal	25,247	545,517	524,904	1,095,668

Available-for-sale financial assets[1]	474,868	6,542,968	2,162,826	9,180,662
Hedging derivative assets	—	138,708	—	138,708

Total	500,115	7,227,193	2,687,730	10,415,038

<Financial liabilities>
Financial liabilities at fair value through profit or loss	—	—	1	1
Hedging derivative liabilities	—	5,865	—	5,865

Total	—	5,865	1	5,866

1.	Excludes AFS financial assets that are valued at acquisition cost because reliable fair value measurement is not possible

<As of December 31, 2016>

	(Unit: KRW millions)
Classification	Level 1	Level 2	Level 3	Total
<Financial assets>
Financial assets at fair value through profit or loss
Trading assets	245,268	404,337	317	649,922
Financial assets at fair value through profit or loss	—	43,114	597,823	640,937

Subtotal	245,268	447,451	598,140	1,290,859

Available-for-sale financial assets[1]	631,006	6,835,131	2,137,296	9,603,433
Hedging derivative assets	—	6,145	—	6,145

Total	876,274	7,288,727	2,735,436	10,900,437

<Financial liabilities>
Financial liabilities at fair value through profit or loss	1,068	8,320	3	9,391
Hedging derivative liabilities	—	147,320	—	147,320

Total	1,068	155,640	3	156,711

1.	Excludes AFS financial assets that are valued at acquisition cost because reliable fair value measurement is not possible

2)	Fair value hierarchy of financial instruments whose fair values are disclosed but not measured at fair value in statements of financial position at the end of the reporting period is as follows:

<As of March 31, 2017>	(Unit: KRW millions)
Classification	Level 1	Level 2	Level 3	Total
<Financial assets>
Cash and cash equivalents	—	547,889	—	547,889
Held-to-maturity financial assets	2,673,394	1,940,806	2,179	4,616,379
Gain on valuation and disposal of loans and other receivables
Loans	—	308,808	6,295,722	6,604,530
Other receivables	—	46,215	721,243	767,458

Subtotal	—	355,023	7,016,965	7,371,988

Total	2,673,394	2,843,718	7,019,144	12,536,256

<Financial liabilities>
Other financial liabilities	—	—	625,382	625,382

<As of December 31, 2016>
Classification	Level 1	Level 2	Level 3	Total
<Financial assets>
Cash and cash equivalents	—	834,678	—	834,678
Held-to-maturity financial assets	2,369,929	1,269,286	2,425	3,641,640
Gain on valuation and disposal of loans and other receivables
Loans	—	331,492	6,518,358	6,849,850
Other receivables	—	50,266	682,626	732,892

Subtotal	—	381,758	7,200,984	7,582,742

Total	2,369,929	2,485,722	7,203,409	12,059,060

<Financial liabilities>
Other financial liabilities	—	—	531,271	531,271

(3)	The details of financial instruments valued at acquisition cost because their fair value cannot be measured reliably at the end of the reporting period are as follows:

	(Unit: KRW millions)
Classification	As of March 31, 2017	As of December 31, 2016
Available-for-sale financial assets	5,400	5,421

(4)	No transfers were made between Level 1 and Level 2 among financial instruments measured at fair value for the current quarter and the previous quarter.

(5)	Valuation techniques and inputs used in the fair value measurement of financial instruments classified as Level 2 as of the end of the reporting period are as follows:

(Unit: KRW millions)

<As of March 31, 2017>

Classification	Fair value	Valuation techniques	Inputs
<Financial assets>
Financial assets at fair value through profit or loss
Trading assets	502,256	Discounted cash flow, option pricing model	Price of underlying assets, discount rate, volatility
Financial assets at fair value through profit or loss	43,261	Discounted cash flow, option pricing model	Price of underlying asset, discount rate, volatility

Subtotal	545,517

Available-for-sale financial assets[1]	6,542,968	Discounted cash flow, option pricing model, net asset value	Discount rate
Hedging derivative assets	138,708	Discounted cash flow	Foreign exchange rate, discount rate

Total	7,227,193

<Financial liabilities>
Hedging derivative liabilities	5,865	Discounted cash flow	Foreign exchange rate, discount rate

Total	5,865

1.	As the fair value of beneficiary certificates are valued at trading prices quoted by asset management firms, relevant inputs are not disclosed.

<As of December 31, 2016>

Classification	Fair value	Valuation techniques	Inputs
<Financial assets>
Financial assets at fair value through profit or loss
Trading assets	404,337	Discounted cash flow, option pricing model	Price of underlying asset, discount rate, volatility
Financial assets at fair value through profit or loss	43,114	Discounted cash flow, option pricing model	Price of underlying asset, discount rate, volatility

Subtotal	447,451

Available-for-sale financial assets[1]	6,835,131	Discounted cash flow, option pricing model, net asset value	Price of underlying asset, discount rate, volatility
Hedging derivative assets	6,145	Discounted cash flow	Foreign exchange rate, discount rate

Total	7,288,727

<Financial liabilities>
Financial liabilities at fair value through profit or loss	8,320	Discounted cash flow	Foreign exchange rate, discount rate
Hedging derivative liabilities	147,320	Discounted cash flow	Foreign exchange rate, discount rate

Total	155,640

1.	As the fair value of beneficiary certificates are valued at trading prices quoted by asset management firms, relevant inputs are not disclosed.

(6)	Disclosure Relating to Level 3 of the Fair Value Hierarchy

1)	Details of changes in financial instruments classified into Level 3 of the fair value hierarchy for the current quarter and the previous quarter are as follows:

(Unit: KRW millions)

<Current quarter>

Classification	Trading assets	Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Financial liabilities at fair value through profit or loss
Beginning balance	317	597,823	2,137,296	3
Total income (loss)
Profit and loss	207	(25,629)	(16,456)	(2)
Other comprehensive income	—	—	1,328	—
Purchases	—	22,660	254,969	—
Settlements	—	(70,474)	(37,471)	—
Transfers out of level 3[1]	—	—	(176,840)	—
Balance at the end of the period	524	524,380	2,162,826	1

1	Re-classified due to a change in the valuation method for assets making up beneficiary certificates.

<Previous quarter>

Classification	Trading assets	Financial assets designated at fair value through profit or loss	Available-for- sale financial assets	Financial liabilities at fair value through profit or loss
Beginning balance	30,074	519,090	1,575,533	1,431
Total income (loss)
Profit and loss	186	(1,261)	(5,706)	(1,253)
Other comprehensive income	—	—	1,505	—
Purchases	—	59,310	143,253	—
Settlement	—	—	(36,010)	—
Balance at the end of the period	30,260	577,139	1,678,575	178

2)	Unobservable inputs

Valuation techniques and significant but unobservable inputs used in the fair value measurement of financial instruments classified as Level 3 as of the end of the reporting period are as follows:

(Unit: KRW millions)

<As of March 31, 2017>

Classification	Fair value	Valuation techniques	Significant unobservable inputs	Range of estimates for unobservable input (%)	Fair value measurement sensitivity to unobservable input
<Financial assets>
Financial asset at fair value through profit or loss
Trading assets	524	Discounted cash flow, option pricing model	The volatility of the underlying asset	26.44	A significant increase in volatility would result in a greater change in fair value
			Correlations	16.54	A significant increase in correlations would result in a greater change in fair value
Financial assets designated at fair value through profit or loss	524,380	Discounted cash flow, option pricing model	Volatility of the underlying asset	26.44~37.35	A significant increase in volatility would result in a greater change in fair value
			Correlation coefficient	16.54~90	A significant increase in correlations would result in a greater change in fair value
			Recovery rate	40	A significant increase in recovery rate would result in a higher fair value.

Subtotal	524,904

Available-for-sale financial assets[1]	2,162,826	Discounted cash flow, option pricing model, Net asset value	Discount rate	6.76~14.39	A significant increase in discount rate would result in a lower fair value.
			Growth rate	0.00~6.5	A significant increase in growth rate would result in a higher fair value
			Volatility of the underlying asset	22.41~37.35	A significant increase in volatility would result in a greater change in fair value
			Correlation coefficient	82.00~82.26	A significant increase in correlations would result in a greater change in fair value

Total	2,687,730

<Financial liabilities>
Financial liabilities at fair value through profit or loss
Short-term trading financial liabilities	1	Option pricing model	The volatility of the underlying asset	24.3~24.7	A significant increase in volatility would result in a greater change in fair value

1	As the fair value of beneficiary certificates is valued at base trading prices quoted by asset management firms, relevant inputs are not disclosed.

<As of December 31, 2016>

Classification	Fair value	Valuation techniques	Significant unobservable inputs	Range of estimates for unobservable input (%)	Fair value measurement sensitivity to unobservable input
<Financial assets>
Financial assets
Trading assets	317	Discounted cash flow, option pricing model	The volatility of the underlying asset	31.579	A significant increase in volatility would result in a greater change in fair value.
			Correlations	8.6	A significant increase in correlations would result in a greater change in fair value.
Financial assets designated at fair value through profit or loss	597,823	Discounted cash flow, option pricing model	The volatility of the underlying asset	5.84~40.8	A significant increase in volatility would result in a greater change in fair value.
			Correlations	8.60~90.00	A significant increase in correlations would result in a greater change in fair value.
			Recovery rate	40	A significant increase in recovery rate would result in a higher fair value.

Subtotal	598,140

Available-for-sale financial assets[1]	2,137,296	Discounted cash flow, option pricing model, net asset method	Discount rate	6.76~14.39	A significant increase in discount rate would result in a lower fair value.
			Growth rate	0.00~6.5	A significant increase in growth rate would result in a higher fair value
			The volatility of the underlying asset	23.82~40.8	A significant increase in volatility would result in a greater change in fair value.
			Correlations	85.24~89.38	A significant increase in correlations would result in a greater change in fair value.

Total	2,735,436

<Financial liabilities>
Financial liabilities at fair value through profit or loss
Short-term trading financial liabilities	3	Option pricing model	The volatility of the underlying asset	27~37.95	A significant increase in volatility would result in a greater change in fair value.

1	As the fair value of beneficiary certificates is valued at base trading prices quoted by asset management firms, relevant inputs are not disclosed.

3)	Sensitivity analysis of changes in unobservable inputs

The results of the sensitivity analysis from changes in inputs as of the end of the reporting period are as follows:

(Unit: KRW millions)

Classification	March 31, 2017				December 31, 2016
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
	Profit or loss	Other comprehensive income	Profit or loss	Other comprehensive income	Profit or loss	Other comprehensive income	Profit or loss	Other comprehensive income
<Financial assets>
Financial assets at fair value through profit or loss [1]	2,271	—	(1,753)	—	2,408	—	(2,357)	—
Available-for-sale financial assets [2]	—	3,080	—	(2,470)	—	3,078	—	(2,644)

Total	2,271	3,080	(1,753)	(2,470)	2,408	3,078	(2,357)	(2,644)

1	For financial assets at fair value through profit or loss, the changes in fair value are calculated by shifting significant unobservable input parameters such as the volatility of underlying assets, correlation coefficient, and recovery rate by +/- 1%, 1% or 10%, and 1%, respectively.
2	For available-for-sale financial assets, the changes in fair value are calculated by shifting significant unobservable input parameters such as discount rate, growth rate, correlation coefficient, and the volatility of underlying assets by +/- 1%, 10%, 10%, and 1%, respectively.

(7)	Offsetting of Financial Instruments

Details of financial instruments subject to enforceable master netting arrangements or other similar agreements as of the end of the reporting period are as follows:

(Unit: KRW millions)

<As of March 31, 2017>

Financial assets	Financial assets recognized	Offsetting financial liabilities recognized	Financial assets recognized after offset	Amount not offset in the statements of financial position		Net amounts
				Financial instruments	Cash collateral received
Financial assets at fair value through profit or loss	13,675	—	13,675	—	—	13,675
Hedging derivative assets	138,708	—	138,708	(5,865)	—	132,843

Total	152,383	—	152,383	(5,865)	—	146,518

Financial liabilities	Financial liabilities recognized	Offsetting financial assets recognized	Financial liabilities recognized after offset	Amount not offset in the statements of financial position		Financial assets
				Financial instruments	Cash collateral received
Hedging derivative liabilities	5,865	—	5,865	(5,865)	—	—

Total	5,865	—	5,865	(5,865)	—	—

<As of December 31, 2016>

Financial assets	Financial assets recognized	Offsetting financial liabilities recognized	Financial assets recognized after offset	Amount not offset in the statements of financial position		Financial assets
				Financial instruments	Cash collateral received
Financial assets at fair value through profit or loss	56	—	56	(56)	—	—
Hedging derivative assets	6,145	—	6,145	(6,145)	—	—

Total	6,201	—	6,201	(6,201)	—	—

Financial liabilities	Financial liabilities recognized	Offsetting financial assets recognized	Financial liabilities recognized after offset	Amount not offset in the statements of financial position		Financial assets
				Financial instruments	Cash collateral received
Financial liabilities at fair value through profit or loss	8,320	—	8,320	(56)	—	8,264
Hedging derivative liabilities	147,320	—	147,320	(6,145)	—	141,175

Total	155,640	—	155,640	(6,201)	—	149,439

Issuance of Debt Securities (As of March 31, 2017)

(Unit: KRW millions, %)

Issuer	Security type	Issuance method	Issuance date	Total face value	Interest rate	Rate (Rating agency)	Maturity date	Repayment	Lead manager
—	—	—	—	—	—	—	—	—	—

Total	—	—	—	—	—	—	—	—	—

Outstanding Balance of Commercial Paper (As of March 31, 2017)

(Unit: KRW millions)

maturities		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—

Outstanding Balance of Asset-Backed Short-Term Bonds (As of March 31, 2017)

(Unit: KRW millions)

Maturities		10 days or less	Over 10 days but not more than 30 days	Over 30 days but not more than 90 days	Over 90 days but not more than 180 days	Over 180 days but not more than 1 year	Total	Issue limit	Residual limit
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private placement	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

Outstanding Balance of Debentures (As of March 31, 2017)

(Unit: KRW millions)

Maturities		1 year or less	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years but not more than 4 years	Over 4 years but not more than 5 years	Over 5 years but not more than 10 years	Over 10 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private t	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

Outstanding Balance of Hybrid Securities (As of March 31, 2017)

(Unit: KRW millions)

Maturities		1 year or less	Over 1 years but not more than 5 years	Over 5 years but not more than 10 years	Over 10 years but not more than 15 years	Over 15 years but not more than 20 years	Over 20 years but not more than 30 years	Over 30 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—

Outstanding Balance of Contingent Capital Securities (As of March 31, 2017)

(Unit: KRW millions)

Maturities		1 year or less	Over 1 year but not more than 2 years	Over 2 years but not more than 3 years	Over 3 years but not more than 4 years	Over 4 years but not more than 5 years	Over 5 years but not more than 10 years	Over 10 years but not more than 20 years	Over 20 years but not more than 30 years	Over 30 years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—	—
	Private t	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

IV.	Audit Opinion of the Auditor

1.	Matters Concerning the Auditor

A.	Name of the Auditor and Audit Opinion

Term	Auditor	Audit Opinion	Summary of Issues
1Q 2017	Samil PricewaterhouseCoopers	—	Not applicable
2016	Samil PricewaterhouseCoopers	Unqualified	Not applicable
2015	Samil PricewaterhouseCoopers	Unqualified	Not applicable

B.	Engagement for Audit Services

(Unit: KRW millions, hours)
Term	Auditor	Description	Fee	Accrued Time (Hours)
2017	Samil PricewaterhouseCoopers	Separate and consolidated audit separate and consolidated quarterly/semi-annual review	405	767 (stand-alone and consolidated quarterly/semi-annual review)
2016	Samil PricewaterhouseCoopers	Separate and consolidated audit separate and consolidated quarterly/semi-annual review	345	3,159 (Stand-alone and consolidated audit) 2,145 (Stand-alone and consolidated quarterly/semi-annual review)
2015	Samil PricewaterhouseCoopers	Separate and consolidated audit separate and consolidated quarterly/semi-annual review	315	3,595 (Stand-alone and consolidated audit) 2,575 (Stand-alone and consolidated quarterly/semi-annual review)

C.	Engagement for Non-Audit Services with Auditor

The company has received non-audit services in addition to audit services from auditors.

Term	Date of Execution of Agreement	Description of Service	Service Term	Fee	Remarks
2017	—	—	—	—	—
2016	2016.08	Agreed procedure performance business (Net asset confirmation)	1 day	0.5	Samil PricewaterhouseCoopers
2015	—	—	—	—	—

D.	Changes in Auditor

The company has determined that it is necessary to periodically replace external auditors to maintain the independence and objectivity of audits, and as such has replaced the external auditor upon expiry of the existing external audit agreement and reported such replacement to the Securities & Futures Commission pursuant to Article 4-4 of the Act on External Audit of Stock Companies.

Term	After Change	Before Change	Reason for Change	Remarks
2015	Samil PricewaterhouseCoopers	Samjung KPMG	Pursuant to Article 4-2 of the Act on External Audit of Stock Companies	Expiry of the audit agreement

2.	Matters Relating to Internal Control

A.	Audit Opinion of the Audit Committee

The Audit Committee of KB Insurance has implemented an internal supervision system that includes periodical audits such as ordinary audits, quarterly audits and settlement audits and ad hoc audits such as special audits and monetary audits. Furthermore, on February 21, 2017, the Audit Committee assessed the current status of the 2016 internal accounting management system, and reported to the board of directors that the company’s internal accounting management system has been effectively designed and is being operated based on internal accounting management system best practices guidelines.

B.	Internal Accounting Management System

The internal accounting controller KB Insurance has determined that, though some input errors related to the internal accounting management system have been discovered, such errors did not have a material effect on the operation of the internal accounting management system and are being properly addressed through internal training and modifications to the relevant systems.. Therefore, KB Insurance believes that its internal accounting management system is being effectively operated based on internal accounting management system best practices guidelines.

The review opinion of the auditor on the internal accounting management system for the corresponding period subject to disclosure is as follows:

Term	Auditor	Review Opinion
2017	Samil PricewaterhouseCoopers	—
2016	Samil PricewaterhouseCoopers	Based on review of the management report of the internal accounting management system, no matters were discovered which were not fairly presented from the point of view of materiality pursuant to the Internal Accounting Management System Standards.
2015	Samil PricewaterhouseCoopers	Based on review of the management report of the internal accounting management system, no matters were discovered which were not fairly presented from the point of view of materiality pursuant to the Internal Accounting Management System Standards.

V.	MATTERS RELATING TO THE CORPORATE GOVERNANCE OF KB INSURANCE

1.	Matters Relating to the Board of Directors

A.	Overview of the Composition of the Board of Directors

As of the date of submission of the Securities Registration Statement, the board of directors of the company consisted of six directors, comprising one executive director, one non-standing director and four outside directors. The following committees serve under the board of directors of the company: the Audit Committee, the Risk Management Committee, the Outside Director Nomination Committee, the Audit Committee Member Nomination Committee, the Compensation Committee, and the Representative Director Nomination Committee.

1)	Resolutions of the Board of Directors

•	Resolutions of the board of directors under the Korean Commercial Code and the articles of incorporation

•	Matters concerning the agenda submitted to the meeting of shareholders

•	Matters concerning important matters

2)	Major Details of the Operation of the Board of Directors

•	Periodic meetings of the board of directors are convened on a quarterly basis and extraordinary meetings of the board of directors are convened whenever necessary.

•	The chairman of the board of directors may proceed with the matters open before the board of directors, maintain the order of the meeting, and delegate his or her process-related duties to a director.

•	Resolutions of the board of directors shall be made by the attendance of the majority of all directors and the affirmative vote of the majority of directors present unless otherwise determined by applicable laws and regulations and the articles of incorporation.

•	Directors who have a conflict of interest in relation to a matter before the board of directors may not exercise their voting rights in connection with that matter.

g  Please see ‘VIII. Matters Relating to Management and Employees’ for information on each director’s professional experience and assigned responsibilities and duties.

B.	Major Resolutions and Reports

Round	Date of Meeting	Agenda		Resolution	Name of Outside Director (Attendance Rate)
					Bong-Joo Lee (100%)	Yong-In Shin (100%)	Jae-Ho Shim (100%)	Jin-Hyun Park (100%)	Chang-Gi Kim (100%)
Approval
		-	Approval of excess business expense for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes	—
		-	Approval of determination of dividends for 2016 (proposed)	Passed	Yes	Yes	Yes	Yes	—
		-	Approval of financial statement (proposed) and business report (proposed) for 2016	Passed	Yes	Yes	Yes	Yes	—
		-	Approval of amendment to the internal control regulations (proposed)	Passed	Yes	Yes	Yes	Yes	—
		-	Approval of transactions between directors and the company (proposed)	Passed	Yes	Yes	Yes	Yes	—
1	February 1, 2017	-	Report on management performance for 2016	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—
		-	Report on appointment of internal accounting controller	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—
		-	Report on the result of the Financial Supervisory Service’s divisional audit on appropriateness of business delegation agreement of KB Insurance	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—
		-	Report on the result of the Financial Supervisory Service’s RAAS divisional audit for 2016	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—
		-	Report on the result of KB Financial Group comprehensive audit for 2016	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—
		-	Report on provision and use of customer information and regulation compliance for 2016 Q4	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

Round	Date of Meeting	Agenda		Resolution	Name of Outside Director (Attendance Rate)
					Bong-Joo Lee (100%)	Yong-In Shin (100%)	Jae-Ho Shim (100%)	Jin-Hyun Park (100%)	Chang-Gi Kim (100%)
Approval

		-	Determination of agenda for FY2016 general meeting of shareholders (proposed)	Passed	Yes	Yes	Yes	Yes	—

		-	Approval of amendment to the articles of incorporation (proposed)	Passed	Yes	Yes	Yes	Yes	—

		-	Approval of appointment of non-standing director (proposed)	Passed	Yes	Yes	Yes	Yes	—

		-	Approval of appointment of outside director (proposed)	Passed	Yes	Yes	Yes	Yes	—

		-	Approval of appointment of outside director who becomes the Audit Committee member (proposed)	Passed	Yes	Yes	Yes	Yes	—

		-	Approval of appointment of the Audit Committee members consisting of outside directors	Passed	Yes	Yes	Yes	Yes	—

		-	Approval of limit on director’s remuneration for 2017	Passed	Yes	Yes	Yes	Yes	—

2	February 21, 2017	-	Approval of KB insurance performance evaluation system for 2017 (proposed)	Passed	Yes	Yes	Yes	Yes	—

		-	Report on matters regarding senior accountant confirmation business relating to the settlement of account for 2016	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on evaluation of internal accounting control system by internal accounting controller for 2016	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on evaluation of internal accounting control system by the Audit Committee for 2016	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on execution status of the management adviser appointment agreement	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on establishment of evaluation criteria for board of directors, committee performance etc. and implementation plan	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on the operation of the Outside Director Nomination Committee	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on the operation of the Audit Committee Member Nomination Committee	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

Round	Date of Meeting	Agenda		Resolution	Name of Outside Director (Attendance Rate)
					Bong-Joo Lee (100%)	Yong-In Shin (100%)	Jae-Ho Shim (100%)	Jin-Hyun Park (100%)	Chang-Gi Kim (100%)
Approval
		-	Report on the result of the examination of alleged violation of duty to submit financial statement before audit by the Securities & Futures Commission	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

		-	Report on the results of divisional audit by the Financial Supervisory Service and information protection status of overseas branches	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—
		-	Appointment of the chairman of board of directors	Passed	—	Yes	Yes	Yes	Yes
		-	Appointment of senior outside director	Passed	—	Yes	Yes	Yes	Yes
		-	Appointment of the committee members under the board of directors	Passed	—	Yes	Yes	Yes	Yes
		-	Approval of execution of director’s remuneration for 2017 (proposed)	Passed	—	Yes	Yes	Yes	Yes
		-	Approval of establishment of the Representative Director Nomination Committee regulations (proposed)	Passed	—	Yes	Yes	Yes	Yes
3	March 17, 2017	-	Approval of amendment to the Audit Committee regulations (proposed)	Passed	—	Yes	Yes	Yes	Yes
		-	Approval of credit extension relating to the OTC derivatives transaction (proposed)	Passed	—	Yes	Yes	Yes	Yes
		-	Approval of transaction between directors and the company (proposed)	Passed	—	Yes	Yes	Yes	Yes
		-	Report on the business performance result of credit information protection officer	—	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters
		-	Report on the operational status of the Litigation Management Committee for 2016	—	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters

1.	At the ordinary general meeting of shareholders held on March 17, 2017, the terms of office for directors Bong-Joo Lee, Eung-Ho Shin and Jung-Soo Huh expired and director Jae-Geun Lee (newly appointed) was appointed a non-standing director, and directors Yong-In Shin (reappointed), Jae-Ho Shim (reappointed), Jin-Hyun Park (reappointed) and Chang-Gi Kim (newly appointed) were appointed outside directors.
2.	Prepared as of May 15, 2017

C.	Committees of the Board of Directors

1)	Details of the Committees of the Board of Directors

Name of Committee	Composition	Names of Members	Purpose and Authority		Remarks
Audit Committee	Three outside directors	Yong-In Shin Jae-Ho Shim Chang-Gi Kim	-	Establishes and operates the Audit Committee in accordance with the Korean Commercial Code and the Insurance Business Act for the purposes of evaluating and improving the adequacy and management performance of the overall internal control system.	—
			-	Has any and all authority to request all information of the company, make enquiries and collect data as necessary for the performance of the audit business

Risk Management Committee	Three outside directors and one executive director	Yong-In Shin Jae-Ho Shim Chang-Gi Kim Jong-Hee Yang	-	Establishes systematic risk management system such as timely recognition, measurement, monitoring and control of all risks arising in insurance business, asset management or other business execution process and properly reflects the results of risk measurement in establishing management goals.	—
			-	The committee acts on behalf of the board of directors as the highest decision-making body to establish and approve risk management strategies and policies to timely recognize, measure, monitor and control all risks arising from various transactions of the company.

Outside Director Nomination Committee	Two outside directors and one executive director	Jin-Hyun Park Chang-Gi Kim Jong-Hee Yang	-	Improves corporate governance and strengthens board capacity by reviewing independence and expertise of outside directors to recommend the best candidates for outside directors.	—
			-	Has authority to recommend outside directors to be appointed at the general shareholders’ meeting.

Audit Committee Member Nomination Committee	Four outside directors	Yong-In Shin Jae-Ho Shim Jin-Hyun Park Chang-Gi Kim	-	Verifies candidates’ qualifications and recommends them to general shareholders’ meetings based on the Act on Corporate Governance of Financial Companies.	—

Compensation Committee	Two outside directors and one non-executive non-standing director	Jae-Ho Shim Jin-Hyun Park Jae-Geun Lee	-	As an integrated organization that monitors the design and operation of performance compensation systems, the committee establishes reasonable compensation systems reflecting short/long term performance.	—
			-	Holds power and authority to deliberate and resolve matters set forth in the performance compensation system-related laws and matters delegated by the board of directors.

Representative Director Nomination Committee	Four outside directors	Yong-In Shin Jae-Ho Shim Jin-Hyun Park Chang-Gi Kim	-	The committee examines candidates for representative director and recommends them to the board of director based on the Act on Corporate Governance of Financial Companies.	—

1.	Prepared as of the date of submission of the Securities Registration Statement.
2.	Immediately prior to the extraordinary general meeting of shareholders held on June 24, 2015, all of the existing directors resigned due to the expiration of their terms of office or for personal reasons, and at the extraordinary general meeting, executive directors Byung-Hun Kim, Eung-Ho Shin, Jung-Soo Huh and outside directors Gun-Soo Shin, Bong-Joo Lee, Yong-In Shin and Jae-Ho Shim were appointed. At the ordinary general meeting of shareholders held on March 18, 2016, executive directors Jong-Hee Yang (newly appointed), other non-standing directors Jung-Soo Huh (reappointed), outside directors Bong-Joo Lee (reappointed),Yong-In Shin (reappointed), Jin-Hyun Park (newly appointed) were appointed. Following the implementation of the Act on Corporate Governance of Financial Companies, the board of directors, on August 1, 2016, established the Audit Committee Nomination Committee regulation, in accordance with which the board of directors entirely consists of outside directors. At the ordinary general meeting of shareholders held on March 17, 2017, the terms of office of directors Jung-Soo Huh and Bong-Joo Lee expired, and non-standing director Jae-Geun Lee (newly appointed) and outside directors Jae-Ho Shim (reappointed), Jin-Hyun Park (reappointed) and Chang-Gi Kim (newly appointed) were appointed.

2)	Details of the Activities of the Committees of the Board of Directors

Note) Details relating to the Audit Committee and the Outside Director Nomination Committee are separately provided based on the standards for preparation of corporate disclosure.

◆	Risk Management Committee

Name of Committee	Round	Date of Meeting	Agenda		Resolution	Name of Outside Directors (Attendance Rate)
						Bong-Joo Lee (Attendance Rate:100%)	Yong-In Shin (Attendance Rate:100%)	Jae-Ho Shim (Attendance Rate: 100%)	Chang-Gi- Kim (Attendance Rate: 100%)
Approval
Risk Management Committee	1	February 1, 2017	-	Approval of amendment to the risk management regulations (proposed)	Passed	Yes	Yes	Yes	—

			-	Approval of rebuilding the credit risk measurement system and changing the measurement method	Passed	Yes	Yes	Yes	—

			-	Approval of establishment of asset quality classification rules (proposed)	Passed	Yes	Yes	Yes	—

			-	Risk/return status for 2016 Q4	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

	2	March 16, 2017	-	Result of verification as to whether ALM system is suitable for holding company	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

			-	Effect of and counterplan for RBC system reinforcement	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

			-	Result of IFRS17 TFT progress	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

			-	The Risk Management Council operational status	—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters	—

	3	March 17, 2017	-	Appointment of Head of the Risk Management Committee (proposed)	Passed	—	Yes	Yes	Yes

1.	The term of office for outside director Bong-Joo Lee expired as of March 2017, and at the meeting of the board of directors held on March 17, 2017, Risk Management Committee member Chang-Gi Kim was appointed.

◆	Compensation Committee

Name of Committee	Round	Date of Meeting	Agenda		Resolution	Name of Outside Directors (Attendance Rate)
						Jae-Ho Shim (100%)	Jin-Hyun Park (100%)
Approval
Compensation Committee	1	February 21, 2017	-	Resolution of matters related to preparation of annual report and disclosure on remuneration system	Passed	Yes	Yes
	2	March 17, 2017	-	Appointment of the Head of the Compensation Committee (proposed)	Passed	Yes	Yes

1.	On March 17, 2017, the term of office for Jung-Soo Huh expired at the ordinary general meeting of shareholders, and outside director Jae-Geun Lee was appointed as the Compensation Committee member at the board of directors.

◆	Representative Director Nomination Committee

	Round	Date of Meeting	Agenda		Resolution	Name of Outside Directors (Attendance Rate)
Name of Committee						Jae-Ho Shim (100%)	Jin-Hyun Park (100%)	Yong-In Shin (100%)	Chang-Gi Kim (100%)
						Approval
Representative Director Nomination Committee	1	March 17, 2017	-	Appointment of the Head of the Representative Director Nomination Committee (proposed)	Passed	Yes	Yes	Yes	Yes

1.	At the meeting of the board of directors held on March 17, 2017, outside directors Jae-Ho Shim, Jin-Hyun Park, Yong-In Shin and Chang-Gi Kim were appointed as the Representative Director Nomination Committee members.

◆	Audit Committee Member Nomination Committee

Round	Date of Meeting	Agenda		Resolution	Name of Outside Directors (Attendance Rate)
					Bong-Joo Lee (100%)	Yong-In Shin (100%)	Jae-Ho Shim (100%)	Chang-Gi Kim (100%)
Approval
1	February 21, 2017	-	Appointment of the Head of the Audit Committee Member Nomination Committee	Passed	Yes	Yes	Yes	—
		-	Nominating the Audit Committee member to be appointed at the general meeting of shareholders for 2016 (Yong-In Shin)	Passed	Yes	(No voting right)	Yes	—
		-	Nominating the Audit Committee member to be appointed at the general meeting of shareholders for 2016 (Jae-Ho Shim)	Passed	Yes	Yes	(No voting right)	—
		-	Nominating the Audit Committee member to be appointed at the general meeting of shareholders for 2016 (director nominee, Chang-Gi Kim)	Passed	Yes	Yes	Yes	—

2	March 17, 2017	-	Appointment of the Head of the Audit Committee Member Nomination Committee	Passed	—	Yes	Yes	Yes

1.	At the ordinary general meeting of directors held on March 17, 2017, the term of office for director Bong-Joo Lee expired, and outside directors Yong-In Shin, Jae-Ho Shim, Jin-Hyun Park, and Chang-Gi Kim were appointed as Audit Committee Member Nomination Committee members.
2.	Prepared as of May 15, 2017.

D.	Independence of Directors

1)	Power and Authority of the Board of Directors

The company appoints its outside directors based on the standards for independence as set forth in the Korean Commercial Code and the Insurance Business Act. All outside directors satisfy such standards for independence as of the date of the submission of the Securities Registration Statement, and relevant details are included below:

Classification	Jin-Hyun Park

Grounds for Appointment	Administrative expert (police)

Recommender	Outside Director Nomination Committee

Member Committees	Outside Director Nomination Committee Audit Committee Member Nomination Committee, Compensation Committee Representative Director Nomination Committee

Transaction with the Company	Not applicable

Relationship with the Largest Shareholders or Major Shareholders	Not applicable

Satisfaction of Independence Standards	Satisfies qualifications under applicable laws such as the Korean Commercial Code and the Act on Corporate Governance of Financial Companies

1.	Details of the Audit Committee member are separately described in accordance with the standards for preparation of corporate disclosure forms.
2.	Prepared as of the date of submission of the Securities Registration Statement.

The company appoints outside directors based on the independence standards pursuant to the Korean Commercial Code and the Insurance Business Act, and as of the date of submission hereof, all directors of the company satisfy the independence standards. Details of directors’ satisfaction of the independence standards are as follows:

•	Directors’ satisfaction of the independence standards

(As of March 31, 2017)
Director	Satisfaction of Independence Standards	Recommender	Transaction with the Company	Relationship with the Largest Shareholders or Major Shareholders
Jong-Hee Yang	Satisfies	Board of directors	Not applicable	Not applicable
Jae-Geun Lee	Satisfies	Board of directors	Not applicable	Not applicable
Jin-Hyun Park	Satisfies	Outside Director Nomination Committee	Not applicable	Not applicable

1.	Details of the Audit Committee member are separately described in accordance with the standards for preparation of corporate disclosure form.

2)	Outside Director Nomination Committee

In order to improve corporate governance and strengthen the capacity of the board of directors by reviewing the independence and expertise of outside directors and recommending the best candidates for outside directors, the company has established and operates the Outside Director Nomination Committee consisting of two outside directors (Jin-Hyun Park, Chang-Gi Kim) and one executive director (Jong-Hee Yang) as of the date of submission of the Securities Registration Statement, and satisfies the requirements for composition ratio of outside directors under the Korean Commercial Code (majority of the total members).

The committee has the power and authority to nominate outside directors to be appointed by the general meeting of shareholders.

◆	Composition of the Outside Director Nomination Committee

(As of March 31, 2017)
Director	Whether Outside Director or Not	Remarks
Jin-Hyun Park	Outside director
Chang-Gi Kim	Outside director	Satisfies requirements under applicable laws
Jong-Hee Yang	Outside director

◆	Activities of the Outside Director Nomination Committee

Name of Outside Director (Attendance Rate)
Round	Date of Meeting (yyyy.mm.dd)	Agenda	Whether Passed	Bong-Joo Lee (100%)	Jin-Hyun Park (100%)	Chang-Gi Kim (100%)
Approval

1	2017. 2. 21	* Nominating outside director to be appointed at the general meeting of shareholders for 2016 (new appointment of director Chang-Gi Kim)	Passed	Yes	Yes
		* Nominating outside director to be appointed at the general meeting of shareholders for 2016 (reappointment of director Yong-In Shin)	Passed	Yes	Yes
		* Nominating outside director to be appointed at the general meeting of shareholders for 2016 (reappointment of director Jae-Ho Shim)	Passed	Yes	Yes
		* Nominating outside director to be appointed at the general meeting of shareholders for 2016 (reappointment of director Jin-Hyun Park)	Passed	Yes	(No voting right)
2	2017. 3. 17	* Appointment of the chairman of the Outside Director Nomination Committee	Passed		Yes	Yes

1.	At the ordinary general meeting of shareholders held on March 17, 2017, the term of office for director Bong-Joo Lee expired, and at the meeting of the board of directors, outside directors Jin-Hyun Park, Chang-Gi Kim and executive director Jong-Hee Yang (newly appointed) were appointed as Outside Director Nomination Committee members.
2.	Prepared as of May 15, 2017.

3)	Whether Nominated by External Institutions

No outside director of the company has been appointed from a personnel pool provided by external institutions such as the Listed Company Council.

E.	Expertise of Outside Directors

1)	Status of Outside Director Supporting Organizations

The company does not establish and operate any separate organization that supports outside directors only, and the secretary office under the presiding department of the board of directors provides any and all support requested by outside directors.

2)	Education for Outside Directors

The company reports monthly management performance to outside directors, provides education for newly appointed outside directors, and provides education opportunities whenever there is a major managerial issue.

Date of Education (yyyy.mm.dd, time)	Details of Education	Education Principal
2013.08.16, 09:00	Education for newly appointed outside director	Eight management officers, Management Strategy Team
2014.06.11, 14:00	Education for newly appointed outside director	Nine management officers, Management Strategy Team
2015.08.27, 14:00	Education for newly appointed outside director	Nine Management Officers, Management Support Department
2016.04.20, 09:00	Education for newly appointed outside director	Twelve officers and employees, Secretary Office
2016.04.12~06.14(10 weeks)	The 31st director training course of the Directors Association (Yong-In Shin attended)	Directors Association

1.	For the most recent five years

2.	Matters Relating to the Audit System

A.	Biographical Information of the Audit Committee Members and Outside Director Status

Name	Major Experiences	Remarks
Yong-In Shin

B.A. in management administration, Yonsei University

M.D. in management administration, Yonsei University

Ph.D. in accounting, Sungkyunkwan University

Vice Chairman of Korean Society of Certified Public Accountants

Auditor at Seah Holdings

Outside director/ Chairman of the Audit Committee

Jae-Ho Shim

B.A in public administration, Yeungnam University Senior Managing director of strategy channel headquarter, Samsung Life

Chief of offshore business headquarter, Samsung Life

Vice president at Samsung Life Service Outside director of the company

Outside director

Chang-Gi Kim

B.A., M.D. in mathematics, Seoul National University, M.D. in actuarial and statistics, Iowa University, U.S.

Ph.D. in insurance, financial engineering and risk management, Iowa University, U.S.

Professor in business administration, Korea University Director, Financial Insurance Institute

Outside director

1.	Bong-Joo Lee, Yong-In Shin and Eung-Ho Shin were all appointed as Audit Committee members at the extraordinary general meeting of shareholders held on June 24, 2015, and Bong-Joo Lee and Yong-In Shin were reappointed as Audit Committee members at the ordinary general meeting of shareholders held on March 18, 2016.
2.	The terms of office for Bong-Joo Lee and Eung-Ho Shin expired as of March 17, 2017, and Yong-In Shin (reappointed), Jae-Ho Shim (reappointed) and Chang-Gi Kim (newly appointed), as nominated by the Audit Committee Member Nomination Committee, were appointed at the ordinary general meeting of shareholders.

B.	Independence of Audit Committee Members

The company establishes and operates the Audit Committee based on the Korea Commercial Code and the Insurance Business Act in order to evaluate and improve the overall internal control system and management performance.

It is prescribed in the Korean Commercial Code and the Insurance Business Act that the Audit Committee members shall be no less than three persons, the chairman shall be an outside director, at least one member shall be an accounting or financial expert, at least 2/3 of the members shall be outside directors, and such standards are complied with by the company.

Classification	Yong-In Shin	Jae-Ho Shim	Chang-Gi Kim

Grounds for Appointment	Accounting expert (accountant)	Experienced in the insurance business	Personnel from academics (College professor)

Recommender	Non-executive Director Nomination Committee

Member Committees	Audit Committee Risk Management Committee Audit Committee Member Nomination Committee Representative Director Nomination Committee	Audit Committee Risk Management Committee Audit Committee Member Nomination Committee Compensation Committee Representative Director Nomination Committee	Audit Committee Risk Management Committee Outside Director Nomination Committee Audit Committee Member Nomination Committee Representative Director Nomination Committee

Transaction with the Company	Not applicable

Relationship with the Largest Shareholders or Major Shareholders	Not applicable

Satisfaction of Independence Standards	Satisfied	Satisfied	Satisfied

Applicable Laws and Regulations, etc.

Satisfies Article 415-2(2) of the Korean Commercial Code (the audit committee shall consist of at least three directors and the ratio of outside directors shall exceed two thirds of the total number of members.) Article 542-11(2) of the Korean Commercial Code (accounting expert & the representative - Yong-In Shin)

No other disqualifications (the Korean Commercial Code and the Act on Corporate Governance of Financial Companies, etc.)

The Audit Committee performs its duties independently from the board of directors and executive agencies, may request for the submission of any information from within the company, the attendance and testimony of any related persons as necessary for the audit of business performance, and may access managerial information through reports provided by the company as necessary. Furthermore, the Audit Committee’s independence is ensured by prohibiting the board of directors from revisiting decisions made by the Audit Committee.

C.	Activities of the Audit Committee

Committee	Round	Date of Meeting	Agenda		Resolution	Name of Outside Director (Attendance Rate)
						Bong-Joo Lee (100%)	Yong-In Shin (100%)	Jae-Ho Shim (100%)	Chang-Gi Kim (100%)
Approval
			-	Approval of preparation and submission of audit report for the ordinary general meeting of shareholders for 2016 (proposed) (*)	Passed	Yes	Yes	—	—
			-	Report on evaluation of internal accounting control system by internal accounting controller for 2016		Deliberation in reported matters	Deliberation in reported matters	—	—
			-	Report on the progress of external auditor’s periodic audit for 2016		Deliberation in reported matters	Deliberation in reported matters	—	—
	1	February 16, 2017	-	Report on the confirmation of senior accountant for the settlement of account for 2016		Deliberation in reported matters	Deliberation in reported matters	—	—
			-	Report on internal control operational status and internal control pursuit direction for 2017		Deliberation in reported matters	Deliberation in reported matters	—	—
			-	Report on the result of the Financial Supervisory Service’s divisional audit and overseas branches’ information protection status examination		Deliberation in reported matters	Deliberation in reported matters	—	—
Audit Committee			-	Report on the preparation of the audit record		Deliberation in reported matters	Deliberation in reported matters	—	—

			-	Approval of appointment of the Head of the Audit Committee (proposed) (*)	Passed	—	Yes	Yes	Yes
	2	March 17, 2017	-	Approval of appointment of the executive for audit (proposed) (*)	Passed	—	Yes	Yes	Yes
			-	Approval of amendment to the rules on duty of the Audit Committee (proposed)	Passed	—	Yes	Yes	Yes
			-	Approval of appointment of the external auditor of the company and domestic subsidiary (proposed) (*)	Passed	—	Yes	Yes	Yes
			-	Approval of appointment of the external auditor for the U.S. branch (proposed) (*)	Passed	—	Yes	Yes	Yes
	3	April 17, 2017	-	Approval of appointment of the external auditor for the Chinese entity (proposed) (*)	Passed	—	Yes	Yes	Yes
			-	Report on the external auditor’s audit plan for 2017		—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters
			-	Report on the preparation of the audit record		—	Deliberation in reported matters	Deliberation in reported matters	Deliberation in reported matters

1.	As of March 17, 2017, the terms of office for outside director Bong-Joo Lee and director Eung-Ho Shin expired, and Yong-In Shin (reappointed), Jae-Ho Shim (reappointed) and Chang-Gi Kim (newly appointed), as nominated by the Audit Committee Member Nomination Committee, were appointed at the ordinary general meeting of shareholders.

D.	Biographical Description and Major Experiences of Compliance Officers

Name	Title/ Position	Registered Officer	Standing	Duty	Experiences	Date of Appointment	End of Term
Heum-Joon Cho	Deputy Executive Director	No	Yes	Chief Compliance Officer

B.A. in economics, Yonsei University

STP Team Manager, KB Insurance Co., Ltd.

Sales Education Team Manager, KB Insurance Co., Ltd.

Ilsan Area Division Chief, KB Insurance Co., Ltd.

Individual Marketing Headquarter Chief, KB Insurance Co., Ltd.

						January 5, 2016.	January 4, 2018

1.	As of the date of submission of the Securities Registration Statement.
2.	Appointment of compliance officer in accordance with Article 17(2) of the Insurance Business Act.

3.	Matters Relating to the Exercise of Voting Rights by Shareholders

A.	Adoption of Concentrated Voting System, Written Voting System or Electronic Voting System and Details Thereof

- Not applicable

B.	Minority Shareholder Rights

- Not applicable

C.	Management Rights Competition

- Not applicable

VI.	MATTERS RELATING TO THE SHAREHOLDERS

1.	Stock Ownership

A.	Stock Ownership of the Largest Shareholder and Specially Related Parties

(As of the date of submission of the Securities Registration Statement)				(Unit: Shares, %)
Name	Relationship	Type of Shares	Number of Shares	Ownership Percentage	Remarks
KB Financial Group	Largest shareholder	Common shares	62,710,408	94.3		*
Total		Common shares			—
		Preferred Shares	—	—	—

*	Figures reflect the result of the tender offer ended on May 12, 2017.

B.	Overview of the Largest Shareholder

1)	General Matters

Name of the Entity	KB Financial Group Inc.

Date of Establishment	September 29, 2008

Representative Director	Representative Director & CEO Jong Kyoo Yoon

Address of the Headquarters	84, Namdaemun-ro, Jung-gu, Seoul, Korea (Euljiro 2ga)

Telephone Number	02) 2073-7114

Website	http://www.kbfg.com

2)	Representative of the Largest Shareholder

Name	Title (Standing)	Year of Birth
Jong Kyoo Yoon	Chairman (Yes)	1955

2.	Changes in the Largest Shareholder

Changes in the Largest Shareholder

(As of the date of submission hereof)			(Unit: shares, %)
Date of Change	Name	Number of Shares	Percentage of Shareholding	Remarks
June 24, 2015	KB Financial Group Inc.	26,472,759	39.81%	December 2016 Allocation of rights in a rights offering (6,500,000 shares) May 2017 Acquisition of shares by the tender offer (36,237,649 shares)

1.	Date of change refers to the date when the largest shareholder was initially changed.

- As of June 24, 2015, the largest shareholder was changed to KB Financial Group pursuant to a share purchase agreement executed by and between a group of shareholders, including the existing largest shareholder Bon-Sang Goo, and KB Financial Group.

Acquisition Price in total (KRW)	Number of Shares Acquired (share)	Acquisition Price per share (KRW)	Percentage of Shareholding (%)	Market Price (KRW)	Financial Source for Acquisition
645,000,000,000	11,682,580	55,210	19.47	29,050	Self-financed

1.	Market price is based on the closing price as of the date of acquisition.

- Since KB Financial Group purchased 8,290,179 treasury stocks held by the company as of November 18, 2015, the shareholding ratio of the largest shareholder increased from 19.47% to 33.29%.

Acquisition Price in total (KRW)	Number of Shares Acquired (share)	Acquisition Price per share (KRW)	Percentage of Shareholding (%)	Market Price (KRW)	Financial Source for Acquisition
230,881,485,150	8,290,179	27,850	increased from 19.47% to 33.29%	27,850	Self-financed

1.	Per-share acquisition price is based on the closing price as of the date of acquisition.

- Following the allotment of 6,500,000 shares to KB Financial Group through a third party rights offering on December 28, 2016, the shareholding ratio of the largest shareholder increased from 33.29% to 39.81%.

Acquisition Price in total (KRW)	Number of Shares Acquired (share)	Acquisition Price per share (KRW)	Percentage of Shareholding (%)	Market Price (KRW)	Financial Source for Acquisition
170,625,000,000	6,500,000	26,250	increased from 33.29% to 39.81%	26,250	Self-financed

1.	Per-share acquisition price is determined based on Article 5-18 of the Regulation on Issuance and Disclosure of Securities.

- Upon the acquisition of 36,237,649 shares pursuant to tender offer in May 2017, the shareholding ratio increased from 39.81% to 94.3%.

3.	Distribution of Shares

A.	Shares Owned by Shareholders Holding 5% or More and Employee Stock Ownership Association

Shareholding status

(As of the date of submission of the Securities Registration Statement)				(Unit: Shares)
Classification	Name	Number of Shares	Percentage of Shareholding	Remarks
Holders of 5% or more of total issued shares	KB Financial Group Inc.	62,710,408	94.30	[1]
	National Pension Service	5,756,976	8.66	[2]
Employee Stock Ownership Association		1,458,009	2.19	—

1.	Figures reflect the result of the tender offer ended on May 12, 2017.
2.	Figures are as of March 31, 2017, which do not reflect the result of the tender offer.
3.	The above shareholding ratio is calculated based on the total number of issued and outstanding shares (66,500,000 shares) and shareholders who may exercise their voting rights at the general meeting of shareholders.
4.	Details of the National Pension Service are based on the most recent data that can be verified (shareholders registry as of the end of 2016).

B.	Minority Shareholders

Minority Shareholders

(As of December 31, 2016)			(Unit: Shares)
Classification	Shareholders		Shareholding		Remarks
	Number of Shareholders	Percentage	Number of Shares	Percentage
Minority Shareholders	8,179	99.87	25,352,450	38.12	—

1.	Based on ‘table of share distribution status for common shares’ of transfer agent (Kookmin Bank). (Unit of number of shareholders: persons)

4.	Administrative Matters Relating to Shares

Pre-emptive Rights Pursuant to the Articles of Incorporation

Article 9. (Issuance and Allocation of Shares)

1.      The Company shall issue new shares by a resolution of the Board of Directors in the following methods:

(1)    to grant to a shareholder an opportunity to subscribe for new shares in order to allot new shares to the shareholder in accordance with the number of shares he/she owns;

(2)    to grant to a specified person (including the company shareholders) an opportunity to subscribe for new shares in order to allot new shares thereto in a method other than that set forth in Subparagraph 1 above if necessary for achieving the managerial objective of the company such as introduction of new technology and improvement of financial structure etc. to the extent not exceeding 30/100 of the total number of issued and outstanding shares; and

(3)    to grant to unspecified many persons (including the company shareholders) an opportunity to subscribe for new shares in a method other than that set forth in Subparagraph 1 above and allot new shares to such persons who subscribed for the new shares to the extent not exceeding 50/100 of the total number of issued and outstanding shares.

2.      In case of a new share allotment in a method set forth in Paragraph 1, Subparagraph 1 above, such allotment shall be made in any of the following methods by a resolution of the Board of Directors:

(1)    to allot new shares to unspecified many subscribers without classifying the types of persons to whom opportunities to subscribe for new shares are granted;

(2)    to allot new shares to members of the Employee Stock Ownership Association under the related statute and to grant to unspecified many persons opportunities to subscribe for new shares including the shares not subscribed for;

(3)    to grant to shareholders preferred opportunities to subscribe for new shares, and if there are any shares not subscribed for, to grant to unspecified many persons opportunities to be allotted new shares; and

(4)    to grant to certain type of person an opportunity to subscribe for new shares in accordance with reasonable standards as determined by applicable laws such as book-building as prepared by an investment dealer or an investment broker respectively as an underwriter or an arranger.

3.      In the event of a new share allotment in accordance with Paragraph 1, Subparagraphs 2 and 3, the company shall notify or make public notice to shareholders on matters provided for in Article 416, Subparagraph 1, Subparagraph 2, Subparagraph 2-2, Subparagraph 3 and Subparagraph 4 of the KCC, two (2) weeks prior to the fixed date of payment; provided, that a public disclosure of a report on the important matters may be made to the Financial Services Commission and stock exchanges in lieu of such notice or public announcement pursuant to Article 165-9 of the FSCMA.

4.      In the event issuance of new shares in any of the methods under Paragraph 1, the type, the number and the issue price etc. of shares to be issued shall be determined by a resolution of the Board of Directors.

5.      In the event of a new share allotment, if there are any shares which are not subscribed for or which are not paid in by the allotment date, such shares shall be disposed of by a resolution of the Board of Directors in accordance with as determined in applicable laws and regulations including appropriateness of the issue price etc.

6.      Any fractional shares arising from a new share allotment shall be disposed of by a resolution of the Board of Directors.

7.      In case of a new share allotment under Paragraph 1, Subparagraph 1, the company shall issue to its shareholders certificates of preemptive rights.

End of the Fiscal Year	December 31	General Meeting of the Shareholders	Within three months from the end of each fiscal year
Period of Closure of the Shareholders Registry	January 1 ~ January 31	Type of Share Certificates	1-share certificate, 5-share certificate, 10-share certificate, 50-share certificate, 100-share certificate, 500-share certificate, 1,000-share certificate, 10,000-share certificate (8 denominations)
Share Transfer Agent	Kookmin Bank (84, Namdaemun-ro, Jung-gu, Seoul)
Shareholder Privileges	None		Method of Public Notice	The Company website (www.kbinsure.co.kr)

5.	Market Price and Trading Volume Information for the Previous Six Months

						(Unit: KRW, Shares)
Classification		March 2017	February 2017	January 2017	December 2016	November 2016	October 2016
Monthly Share Price	Highest	28,300	26,900	25,750	29,200	29,150	28,950
	Lowest	26,400	24,450	24,400	26,150	26,600	26,200
	Average	27,426	25,905	25,103	27,560	28,032	27,391
Monthly Trading Volume	Highest	455,832	599,603	501,702	533,390	485,071	381,630
	Lowest	96,531	121,953	89,241	93,618	70,407	125,037
	Monthly Aggregate Trading Volume	4,463,375	5,033,575	5,416,527	4,463,949	4,063,354	4,752,328

1.	The monthly average share price was calculated on a weighted average basis in accordance with daily trading volumes.

VII.	MATTERS RELATING TO MANAGEMENT AND EMPLOYEES

1.	Management and Employees

A.	Management

(As of the date of submission of the Securities Registration Statement)										(Unit: Shares)
Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Jong-Hee Yang	Male	June, 1961	CEO and President	Yes	Yes	CEO and President, Risk Management Committee, Outside Director Nomination Committee	B.A., Korean History, Seoul National University M.A., Business Administration, Sogang University Vice President, Head of Finance and IR, KB Financial Group	—	—	1 year 1 month	March 17, 2018

Yong-In Shin	Male	January, 1952	Outside Director	Yes	No	Outside Director, Audit Committee, Risk Management Committee, Representative Director Nomination Committee, Audit Committee Member Nomination Committee	B.A., Business Administration, Yonsei University M.A., Business Administration, Yonsei University Ph.D., Accounting, Sungkyunkwan University CEO, Deloitte Anjin LLC Adjunct Professor, Sungkyunkwan University (Current) Auditor, SeAH Holdings Corp	—	—	2 years 11 months	March 17, 2018

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Jae-Ho Shim	Male	February, 1957	Outside Director	Yes	No	Outside Director, Compensation Committee, Risk Management Committee, Representative Director Nomination Committee, Audit Committee Member Nomination Committee	B.A., Public Administration, Yeungnam University Vice President, Samsung Life Service Senior Managing Director, Samsung Life Insurance Co., Ltd. Deputy Managing Director, Samsung Group	—	—	1 year 10 months	March 17, 2018

Jin-Hyun Park	Male	March, 1953	Outside Director	Yes	No	Outside Director, Compensation Committee, Outside Director Nomination Committee, Representative Director Nomination Committee, Audit Committee Member Nomination Committee	B.A., Public Administration, Korea National Open University M.A., Public Administration, Yonsei University J.D., Dongguk University Chief, Gyeongbuk Provincial Police Agency Principal, Central Police Academy	—	—	1 year 1 month	March 17, 2018

Chang-Gi Kim	Male	June, 1965	Outside Director	Yes	No	Outside Director, Auditor Committee, Risk Management Committee, Outside Director Nomination Committee, Representative Director Nomination Committee, Audit Committee Member Nomination Committee	B.S., Mathematics, Seoul National University M.S., Mathematics, Seoul National University M.S., Statistics and Actuarial Science, University of Iowa, U.S. Ph.D., Insurance, Financial Engineering, Risk Management, University of Iowa, U.S. (Current) Associate Professor, Business School, Korea University	—	—	1 month	March 17, 2018

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Jae-Geun Lee	Male	May, 1966	Non-Standing Director	Yes	No	Non-Standing Director, Compensation Committee	B.S., Mathematics, Sogang University M.A., Economics, Sogang University Department Manager, Financial Planning Department, KB Financial Group Head of Finance, Acting CFO and Head of Financial Planning, KB Financial Group	—	—	1 month	March 17, 2018

Eung-Ho Shin	Male	May, 1957	Audit Committee	No	Yes	Head of Audit	B.A., Economics, Korea University M.A., Financial Management, Colorado State University Deputy Vice President, Financial Supervisory Service Vice President, Korea Banking Institute	—	—	1 year 10 months	March 17, 2018

Kang-Hyun Kim	Male	January, 1962	Senior Managing Director	No	Yes	Head of Corporate Sales	B.S., Biochemistry, Yonsei University Head of Management Planning of KB Insurance Head, Long-term Insurance Unit of KB Insurance Head, Private Sales Unit of KB Insurance	11,506	—	9 years 3 months	December 31, 2017

Gyung-Seon Kim	Male	March, 1961	Senior Managing Director	No	Yes	Head of Long-term Insurance Unit	B.S., Statistics, Sungkyunkwan University Managing Director, Product Development, Samsung Life Insurance Co., Ltd.	1,880	—	1 year 2 months	December 31, 2017

Dae-Hyun Kim	Male	September, 1964	Managing Director	No	Yes	Head of Business Management Unit and Head Manager of HR & Personnel Division	B.A., French, Hankuk University of Foreign Studies Head of Management Support for KB Claims Survey & Adjusting Co., Ltd. Head of Company Press Releases Head Manager, Business Strategy Division of KB Insurance	133	—	3 years 3 months	December 31, 2017

Hyung-Jik Kim	Male	December, 1960	Managing Director	No	Yes	Head Manager of Information Security Division (CISO)	B.A., French, Kyungpook National University Head, IT Division of KB Insurance	646	—	9 years 3 months	December 31, 2017

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Yoo-Moon Lee	Male	July, 1960	Managing Director	No	Yes	Head Manager of Actuarial Division	B.S., Mathematics, Seoul National University M.S., Actuarial Science, University of Georgia Vice President, E-Hybrid Solution Co., Ltd. Executive officer (Managing Director), in charge of Samsung Life Insurance Co., Ltd.	589	—	2 years 4 month	December 31, 2017

Tae-Seok Cho	Male	December, 1962	Managing Director	No	Yes	Head Manager of Bancassurance Division	B.A., Economics, Kyungpook National University Managing Director, WM Business Department, Kookmin Bank	66	—	1 year 10 months	June 23, 2017

Young-San Jeon	Male	April, 1963	Managing Director	No	Yes	Head of Customers Unit	B.A., Trade, Kwangwoon University M.A., Economics, Kwangwoon University Department Manager, KB Kookmin Card Co., Ltd.	43	—	1 year 3 months	December 31, 2017

Eung-Min Kim	Male	January, 1963	Managing Director	No	Yes	Head Manager of General Insurance Division	B.S., Mathematics, UC Berkeley Managing Director, Samsung Fire & Marine Insurance Co., Ltd.	40	—	1 year 3 months	December 31, 2017

Sang-Heon Kim	Male	June, 1965	Managing Director	No	Yes	Head of Asset Management Unit	B.A., Economics, Seoul National University M.A., Policy Studies, Seoul National University Head of Asset Management of KB Insurance	623	—	5 years 3 months	December 31, 2017

Hyun-Jin Shin	Male	February, 1965	Managing Director	No	Yes	Head Manager of Risk Management Division	B.A., Economics, Korea University M.A., Economics, Korea University Department Manager, Risk Management Department, KB Financial Group	66	—	1 year 10 months	June 23, 2017

Kyung-Hee Park	Male	October, 1961	Managing Director	No	Yes	Head of Strategic Sales Unit	B.A., Public Administration, Chonnam National University M.A., Policy Studies, Chonnam National University Head Manager, Hoham Regional Division of KB Insurance Head Manager, GA Division of KB Insurance	1,658	—	4 years	December 31, 2017

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Hwa-Sung Lee	Male	November, 1961	Managing Director	No	Yes	Head of Private Sales Unit and (Concurrent) Head Manager of Private Marketing Division	B.A., Accounting, Kyungpook National University Head Manager, Busan Regional Division of KB Insurance Head Manager, HR & Personnel Division of KB Insurance	478	—	4 years	December 31, 2017

Pyeong-Ro Lee	Male	April, 1965	Managing Director	No	Yes	Head of Auto Insurance Unit	B.A., Public Administration, Sungkyunkwan University Head Manager, Gyeongin Regional Division of KB Insurance Head Manager, DIRECT Division of KB Insurance	247	—	4 years	December 31, 2017

Sang-Joon Nam	Male	June, 1964	Deputy Managing Director	No	Yes	Head Manager of 1st Corporate Sales Division	B.A., Physical Education, Yonsei University In charge of Corporate Marketing of KB Insurance	254	—	1 year 3 months	December 31, 2017

Heum-Joon Cho	Male	March, 1961	Deputy Managing Director	No	Yes	Compliance Officer	B.A., Economics, Yonsei University Head Manager, Private Marketing Division of KB Insurance	521	—	2 years 3 months	January 4, 2018

Won-Seok Yoo	Male	February, 1963	Deputy Managing Director	No	Yes	Head Manager of Daegu Regional Division	B.A., Business Administration, Hanyang University Wonju District Head of KB Insurance Head Manager, Gyeongin Regional Division of KB Insurance	331	—	3 months	December 31, 2017

Hyung Jang	Male	July, 1964	Deputy Managing Director	No	Yes	Head Manager of Gyeongin Kangwon Regional Division	B.A., Economics, Dongguk University Head Manager, Strategic Sales Division of KB Insurance Head Manager, Honam Regional Division of KB Insurance	676	—	3 months	December 31, 2017

Chan-Hyung Cho	Male	March, 1963	Deputy Managing Director	No	Yes	Head Manager of 1st Auto Compensation Division	B.A., Trade, Kyungpook National University Department Manager, Daegu Compensation Department of KB Insurance Head Manager, Auto Compensation Division of KB Insurance	551	—	3 months	December 31, 2017

Tae-Shik Kim	Male	May, 1965	Deputy Managing Director	No	Yes	Head Manager of DIRECT Division	B.A., Law, Hankuk University of Foreign Studies Department Manager, DIRECT Sales Department of KB Insurance Head Manager, Consumer Protection Division of KB Insurance	673	—	3 months	December 31, 2017

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Dong-Seok Han	Male	April, 1966	Deputy Managing Director	No	Yes	Head Manager of Busan Regional Division	B.A., Forest Product Processing, Seoul National University Team Manager, Sales Training Team of KB Insurance Team Manager, Sales Support Team of KB Insurance	1,228	—	3 months	December 31, 2017

In-Oh Lee	Male	November, 1968	Deputy Managing Director	No	Yes	Head Manager of IT Division	B.A., Korean History, Korea University Team Manager, IT Team of KB Insurance	232	—	3 months	December 31, 2017

Jae-Hyun Kim	Male	March, 1963	Deputy Managing Director	No	Yes	Head Manager of Long-term Compensation Division	B.A., Accounting, Chonnam National University Department Manager, Long-term UW Department of KB Insurance Head Manager, Long-term Insurance Strategy Division of KB Insurance	1,073	—	3 months	December 31, 2017

Gun-Pyo Hong	Male	February, 1965	Deputy Managing Director	No	Yes	Head Manager of 2nd Corporate Sales Division	B.A., Law, Hanyang University Department Manager, 4th Corporate Sales Department of KB Insurance	984	—	3 months	December 31, 2017

Seung-Bae Lee	Male	January, 1966	Deputy Managing Director	No	Yes	Head Manager of Seoul Regional Division	B.A., Chinese, Dong-Eui University Department Manager, Sales Support Department of KB Insurance Head Manager, Private Marketing Division of KB Insurance	169	—	3 months	December 31, 2017

Myung-Shik Park	Male	March, 1966	Deputy Managing Director	No	Yes	Head Manager of RFC Division	B.A., Trade, Kyungpook National University Marketing Team Manager, Strategic Sales Division of KB Insurance TRC District Head of KB Insurance	2,067	—	3 months	December 31, 2017

Chang-Soo Choi	Male	February, 1966	Deputy Managing Director	No	Yes	Head Manager of Global Business Division	B.A., Business Administration, Seoul City University M.A., Financial Engineering, Korea Advanced Institute of Science and Technology Team Manager, Financial Planning Team, Kookmin Bank Department Head, Turnaround Task Force Team, U.S. Branch of KB Insurance	66	—	3 months	December 31, 2017

Gong-Jae Lee	Male	May, 1962	Deputy Managing Director	No	Yes	Head Manager of GA Division	B.A., Public Administrations, Inha University Gyeongin GA District Head of KB Insurance	283	—	3 months	December 31, 2018

Name	Gender	Date of Birth	Title	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Common	Preferred
Pil-Seon Ahn	Male	February, 1964	Deputy Managing Director	No	Yes	Head Manager of 2nd Auto Compensation Division	B.A., Law, Korea University Department Manager, Honam Compensation Department of KB Insurance	1,211	—	3 months	December 31, 2018

Yong-Woo Lee	Male	March, 1964	Deputy Managing Director	No	Yes	Head Manager of Honam Regional Division	B.A., Business Administration, Chonnam National University Mokpo District Head of KB Insurance	1,397	—	3 months	December 31, 2018

Sung-Hoon Kang	Male	March, 1966	Deputy Managing Director	No	Yes	Head Manager of Corporate Marketing Division	B.A., Politics and Diplomacy, Sungkyunkwan University Department Manager, Corporate Sales Support Department of KB Insurance Chief Secretary of KB Insurance	118	—	3 months	December 31, 2018

Bon-Wook Gu	Male	May, 1967	Deputy Managing Director	No	Yes	Head Manager of Management Strategy Division	B.A., Business Administration, Yonsei University Department Manager, Accounting Department of KB Insurance Department Manager, Business Management Department of KB Insurance	505	—	3 months	December 31, 2018

Bong-Yeol Huh	Male	July, 1967	Deputy Managing Director	No	Yes	Head Manager of Consumer Protection Division	B.A., Statistics, Sungkyunkwan University Department Manager, Bancassurance Marketing Department of KB Insurance Head Manager, Consumer Protection Division of KB Insurance	1,139	—	3 months	December 31, 2018

Sung-Jin Moon	Male	May, 1968	Deputy Managing Director	No	Yes	Head Manager of Chungcheong Regional Division	B.S., Medical Engineering, Konkuk University Gangnam District Head of KB Insurance Yeongdeongpo District Head of KB Insurance	1,359	—	3 months	December 31, 2018

Hye-Sung Kim	Male	February, 1966	Deputy Managing Director	No	Yes	Department Manager of Risk Management Department	B.A., Business Administration, Korea University M.A., Economics, Korea University Ph.D., (Insurance) Risk Management, Sogang University Team Manager, IR Team of KB Insurance	2,216	—	3 months	December 31, 2018

1.	As of the date of submission of the Securities Registration Statement (except that the term of office is as of March 31, 2017)
2.	The terms of the registered directors are as set forth below

Outside Directors Yong-In Shin, Jae-Ho Shim, Jin-Hyun Park and Chang-Gi Kim (until the 2018 General Meeting of Shareholders): Transcribed as March 17, 2018

Representative Director, Jong-Hee Yang (until the 2018 General Meeting of Shareholders): Transcribed as March 17, 2018

Non-Standing Director Jae-Geun Lee (until the 2018 General Meeting of Shareholders): Transcribed as March 17, 2018

3.	Managing Director Sung-gu Jeon has resigned as of April 12, 2017, after the date of public filing.

(2)	Employees

(As of: March 31, 2017)								(Unit: KRW Thousand)
Business	Gender	Number of Employees					Average Years of Continuous Service	Total Amount of Annual Salary	Average Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
—	Male	1,746	—	11	—	1,757	13 years 8 months	53,233	30	—
—	Female	1,406	—	117	—	1,523	10 years 8 months	27,025	18	—

Total		3,152	—	128	—	3,280	12 years 5 months	80,258	24	—

1.	Excluding 42 executive officers and 12 counsels/advisors from the final 3,334 personnel as of March 2017
2.	Total of all wages and bonuses paid from January 2017 to March 2017

Prepared based on Earned Income (excluding non-taxable income) section from the Statement of Payment of Earned Income that is submitted to district tax offices pursuant to Article 20 of the Income Tax Law

2.	Compensation of Management

<Compensation of Directors and Auditors>

A.	Total Amount Approved at Meeting of Shareholders

			(Unit: KRW millions)
Type	Number of Persons	Amount Approved at the General Meeting of Shareholders	Remarks
Registered [Executive] Director	6	2,500	All Registered Directors

1.	The foregoing amount represents the aggregate amount for all directors for 2017 approved at the 59th shareholders’ meeting.

B.	Compensation Paid

1)	Directors and Auditors

		(Unit: KRW millions)
Number of Persons	Total Compensation Amount	Average Compensation per Person	Remarks
6	225	37	—

1.	The foregoing is based on the amount of compensation paid to the registered directors employed as of March 31, 2017 during the period from January 1, 2017 to March 31, 2017.
2.	The company has not granted stock options to officers as of March 31, 2017.
3.	The compensation paid to registered directors who resigned during the fiscal year which is not reflected in the above chart is KRW 17 million.
4.	The compensation paid to registered directors whose position changed during the fiscal year which is not reflected in the above chart is KRW 151 million.

[Criteria Relating to Compensation of Officers]

-	Earned income: based on the internal policies on compensation to officers set forth by the board of directors

1)	Salary

Basic salary: paid in accordance with the internal policies on compensation to officers

2)	Bonus

Long-term performance pay: paid based on long-term performance with stocks of KB Financial Group or the amount equivalent to the value thereof

Short-term performance pay: compensation paid based on the outcome of annual business performance evaluation

Retirement income: paid in accordance with the internal policies on compensation to officers determined at the general meeting of shareholders

2)	By Type

			(Unit: KRW millions)
Type	Number of Persons	Total Compensation Amount	Average Compensation per Person	Remarks
Registered Directors (excluding Outside Director, members of the Audit Committee)	2	176	88	—
Outside Directors (excluding members of the Audit Committee)	1	15	15	—
Members of the Audit Committee	3	34	11	—
Auditors	—	—	—	—

C.	Compensation of Directors and Auditors (Individual Basis)

-	Not applicable due to filing of quarterly report.

<Grant and Exercise of Stock Options>

- Not applicable.

VIII.	MATTERS RELATING TO AFFILIATES

1.	Matters Relating to Affiliates

A.	Current Status of Affiliates

(1)	Names of the Corporate Group and its Subsidiaries

1)	Name of the Corporate Group: KB Financial Group Inc.

2)	Corporate Unique Identification Number

Corporation Registration Number	Business Registration Number
110111-3975517	201-86-08254

3)	Name of the Corporate Group and its Subsidiaries

As of the date of submission of the Securities Registration Statement, KB Financial Group consists of 36 companies (the holding company, 12 first-tier subsidiaries and 23 second-tier subsidiaries).

(3)	Current Status of Officers Holding Concurrent Positions

Name	Affiliates	Position	Standing
Jae-Geun Lee	KB Financial Group Inc.	Managing Director	Yes
Jae-Geun Lee	KB Kookmin Card Co., Ltd.	Non-Executive Non-standing Director	No
Chang-Soo Choi	Leading Insurance Services, Inc.	Director	No
Chang-Soo Choi	PT. KB Insurance Indonesia	Director	No
Bon-Wook Gu	KB Golden Life Care Co., Ltd.	Non-Executive Non-standing Director	No
Chan-Hyung Jo	KB Claims Survey & Adjusting Co., Ltd.	Non-Executive Non-standing Director	No
Jae-Hyun Kim	KB Claims Survey & Adjusting Co., Ltd.	Non-Executive Non-standing Director	No

※	The above status is as of the date of submission of the Securities Registration Statement.

Current Status of Investment in Other Entities

(As of March 31, 2017)												(Unit: KRW millions, shares, %)
Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
GS (Listed)	September 13, 2004	Investment	3,393	250,000	0	13,525	0	0	1,250	250,000	0	14,775	20,341,172	923,311
LG (Listed)	March 31, 2003	Investment	11,194	790,000	0	47,400	0	0	8,058	790,000	0	55,458	19,489,442	1,091,258
INNOCEAN Worldwide Inc. (Listed)	December 24, 2013	Investment	29,999	116,874	1	6,674	0	0	526	116,874	1	7,199	1,675,070	44,744
Cheongram Hakdang Co., Ltd. (Unlisted)	June 21, 2006	Investment	409	48,800	15	330	0	(6)	0	48,800	15	325	21,003	(177)
Shinhan Infrastructure Portfolio Fund (Unlisted)	September 12, 2006	Investment	25,546	5,836,954	10	22,202	0	(242)	242	5,836,954	10	22,202	210,384	7,004
Evergreen Yongin Co., Ltd. (Unlisted)	September 14, 2006	Investment	602	120,390	15	602	0	0	0	120,390	15	602	28,961	(35)
Korea BTL No. 1 Infrastructure Fund (Unlisted)	September 18, 2006	Investment	25,052	2,746,553	4	20,870	0	(579)	579	2,746,553	4	20,870	499,048	19,623
Gyeongju SMC Co., Ltd. (Unlisted)	September 20, 2006	Investment	1,488	297,528	14	1,509	0	0	0	297,528	14	1,509	85,466	40
Gyeonggi School Operation Co., Ltd. (Unlisted)	September 25, 2006	Investment	475	110,670	15	389	0	(6)	0	110,670	15	382	28,046	(72)
Purunbaomta Co., Ltd. (Unlisted)	November 22, 2006	Investment	411	98,100	15	411	0	0	0	98,100	15	411	23,866	(82)
Yeongdeok Enviro Corporation (Unlisted)	December 11, 2006	Investment	516	103,175	13	516	0	0	0	103,175	13	516	32,653	(81)
Taurus Investment Management Co. (Unlisted)	November 16, 2011	Investment	0	55,336	10	274	0	0	0	55,336	9	274	3,207	291
Evergreen Campus Co., Ltd. (Unlisted)	April 27, 2007	Investment	674	134,880	15	674	0	0	0	134,880	15	674	34,857	(76)
Cheongramedu (Unlisted)	July 25, 2007	Investment	776	87,728	10	643	0	(9)	0	87,728	10	634	65,616	(448)
Kyungkidreamtree Co., Ltd. (Unlisted)	December 21, 2007	Investment	853	170,520	15	853	0	0	0	170,520	15	853	46,471	(77)
KAIT 3 REIT (Unlisted)	September 26, 2012	Investment	6,700	67,000	6	7,467	0	0	0	67,000	6	7,467	220,358	2,789
STIC Korea Integrated-Technologies New Growth Engine Private Equity Fund (Unlisted)	August 27, 2009	Investment	7,054	2,804	5	3,532	(63)	(63)	40	2,741	5	3,508	46,244	(6,979)
09-8LB Investment Partnership No. 15 (Unlisted)	October 19, 2009	Investment	3,206	400	13	342	0	0	(6)	400	13	336	3,028	(382)
Petra No.2 Private Equity Fund (Unlisted)	December 21, 2010	Investment	970	589,948,408	11	640	0	0	0	589,948,408	11	640	13,486	12,664

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
LB Cross Border Fund II (Unlisted)	January 18, 2011	Investment	3,000	768	7	3,048	(260)	(260)	(772)	508	7	2,016	44,134	13,653
SB Pan-Asia Fund (Unlisted)	December 16, 2011	Investment	5,000	89	11	17,721	0	0	0	89	11	17,721	70,518	(18,802)
Hansing Hightech Investment Fund III (Unlisted)	December 21, 2011	Investment	4,000	515	9	5,778	0	0	0	515	9	5,778	64,344	(1,414)
IMM Investment No. 3 Private Equity Fund (Unlisted)	December 26, 2011	Investment	5,000	3,011,650,000	11	3,781	0	0	0	3,011,650,000	11	3,781	27,081	7,880
Shinhan K2 Secondary [Investment] Fund (Unlisted)	May 24, 2012	Investment	1,750	351	11	936	(351)	(936)	0	0	0	0	8,848	11,706
IMM Rose Gold Private Equity Fund II-Alpha (Unlisted)	September 3, 2012	Investment	11,080	16,618,120,000	3	38,071	0	0	0	16,618,120,000	3	38,071	851,282	64,764
Partners No. 3 Shared Growth Private Equity Fund (Unlisted)	May 24, 2012	Investment	2,090	57	10	4,124	0	0	63	57	10	4,188	45,677	(12,756)
Miracle 2012 Private Equity Fund (Unlisted)	May 24, 2012	Investment	2,500	1,256,720,430	13	951	0	0	324	1,256,720,430	13	1,275	7,526	1,475
Shinhan-Stonebridge Petro Private Equity Fund (Unlisted)	May 24, 2012	Investment	50,000	50,000	6	66,158	0	0	0	50,000	6	66,158	1,015,298	35,558
Dominus New Growth Private Equity Fund (Unlisted)	March 12, 2013	Investment	120	9,535,560	14	9,536	0	0	0	9,535,560	14	9,536	67,717	(1,071)
STIC Secondary Private Equity Fund III (Unlisted)	April 3, 2013	Investment	13,300	7,160,753	8	7,074	0	0	87	7,160,753	8	7,161	75,384	(5,004)
TYCO 2013 Private Equity Fund (Unlisted)	June 26, 2013	Investment	2,000	1,439	14	1,348	0	0	372	1,439	14	1,719	9,323	479
KTB Overseas Expansion Platform Fund (Unlisted)	July 23, 2013	Investment	1,500	12,354	13	13,325	(12,354)	(13,325)	0	0	0	0	108,195	43,475
Halla-SV Private Equity Fund (Unlisted)	May 13, 2014	Investment	4,160	10,394,577	13	10,395	(3,210,139)	(3,210)	0	7,184,438	11	7,184	76,991	(153)
Stonebridge-Digital Ad Private Equity Fund (Unlisted)	February 25, 2016	Investment	3,000	3,000,000,000	8	4,276	0	0	0	3,000,000,000	1	4,276	55,686	16.547
Blackstone Real Estate Partners VII, L.P. (Unlisted)	September 13, 2012	Investment	11,324	13,952,583	0	23,575	23,660	(1,342)	(434)	13,976,243	0	21,799	4,489,184	91,332

Name of Entity	Date of Initial Acquisition	Purpose of Contribution	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of Most Recent Business Year
				Quantity	Share Percentage	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Share Percentage	Book Value	Total Assets	Net Profit
							Quantity	Price
The Infrastructure and Growth Capital Fund, L.P. (Unlisted)	November 20, 2007	Investment	7,695	7,211,953	0	10,540	0	(666)	(139)	7,211,953	0	9,734	1,945,362	159,983
Partners Group Direct Investments 2012 (USD) ABC, L.P. (Unlisted)	December 26, 2013	Investment	5,864	15,368,919	3	22,242	0	(1,420)	(280)	15,368,919	3	20,541	574,626	132,721
Clayton, Dubilier & Rice Fund IX, L.P. (Unlisted)	January 22, 2014	Investment	8,709	12,142,320	0	15,296	52,797	(1,102)	(15)	12,195,117	0	14,179	4,682,761	149,630
STIC Private Equity Fund III L.P. (Unlisted)	April 18, 2014	Investment	7,106	13,038,215	3	14,622	0	(1,105)	1,413	13,038,215	3	14,930	245,887	(14,616)
Leading Insurance Services, Inc.	November 1, 2005	Management	2,105	200	100	3,840	0	0	(290)	200	100	3,550	4,425	(293)
LIG Insurance (China) Co., Ltd.	October 23, 2009	Management	38,980	0	100	43,546	0	0	(2,525)	0	100	41,021	103,774	2,024
PT. Kookmin Best Insurance Indonesia	September 30, 1997	Management	5,632	924	70	10,283	0	0	(508)	924	70	9,775	25,858	1,358
KB Motor Claim Adjustment Co., Ltd.	March 31, 2010	Management	1,699	325,561	100	11,614	0	0	1,562	325,561	100	13,176	28,313	963
KB Sonbo CNS (Former Tomorrowplus)	June 20, 2012	Management	52	60,000	100	569	0	0	48	60,000	100	617	4,285	306
KB Golden Life Care Co., Ltd.	December 1, 2016	Management	20,000	40,000,000	100	19,484	0	19,484	(388)	40,000,000	100	19,096	19,533	(227)
Total				—	—	490,986	—	(24,271)	9,207	—	—	475,917	—	—

1.	Based on financial assets classified as equity securities (shares and investments).
2.	Based on investments in excess of 5% or KRW10 billion by book value.
3.	There are 22 other entities in which the company invested KRW 100 million or more, other than the above entities, and the total investment amount was KRW27,657 million by book value.
4.	Total amount of assets and net profit/loss are based on numbers in the most recent financial statements.
5.	For assets denominated in foreign currencies, increased and decreased amounts may vary depending on changes in exchange rates during the period. The exchange rate applied is the basic rate published by the Seoul Money Brokerage Services as of the settlement date (KRW 1,116.10/USD, KRW 998.52/JPY, KRW 1,192.61/EUR, 143.63/HKD).

※	Of investments in other entities, those recognized as impairment losses during the most recent two years (accumulated amount by type) are as follows:

			(Unit: KRW millions)
Type	Classification	Basic Date	Amount	Grounds
Hyundai Marine & Fire Insurance Co., Ltd.	Listed	March 31, 2015	2,002	Applied the standard for recognition of impairment loss based on the standard for management of securities
Hyundai Mobis Co., Ltd.	Listed	March 31, 2015	16	Applied the standard for recognition of impairment loss based on the standard for management of securities
STIC Private Equity Fund III L.P.	Unlisted	December 31, 2015	564	Applied the standard for recognition of impairment loss based on the standard for management of securities
LG China Fund 1	Unlisted	March 31, 2016	11	Applied the standard for recognition of impairment loss based on the standard for management of securities
H&Q No. 2 Private Equity Fund	Unlisted	June 30, 2016	3,952	Applied the standard for recognition of impairment loss based on the standard for management of securities
TYCO 2013 Private Equity Fund	Unlisted	September 30, 2016	169	Applied the standard for recognition of impairment loss based on the standard for management of securities
STIC Korea Integrated-Technologies New Growth Engine Private Equity Fund	Unlisted	September 30, 2016	471	Applied the standard for recognition of impairment loss based on the standard for management of securities
STIC Secondary Private Equity Fund III	Unlisted	December 31, 2016	87	Applied the standard for recognition of impairment loss based on the standard for management of securities
Miracle 2012 Private Equity Fund	Unlisted	December 31, 2016	271	Applied the standard for recognition of impairment loss based on the standard for management of securities
Partners No. 3 Shared Growth Private Equity Fund (Unlisted)	Unlisted	December 31, 2016	1,600	Applied the standard for recognition of impairment loss based on the standard for management of securities
09-8LB Investment Partnership No. 15	Unlisted	March 31, 2017	64	Applied the standard for recognition of impairment loss based on the standard for management of securities

IX.	OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Provision of Credit to Major Shareholders

•	Not applicable.

2.	Transfer of Assets to Major Shareholders

•	Not applicable.

3.	Business Transactions with Major Shareholders

•	Not applicable

4.	Transactions with Related Parties Other Than Major Shareholders

				(Unit: KRW millions)
Category	Transaction	Transaction Details
		FY2016	Increase	Decrease	FY2017
Executives and employees	Real estate mortgage loan	11,318	690	1,046	10,962
Total		11,318	690	1,046	10,962

1.	Loans to employees in the form of benefits are excluded.
2.	Executives who are major shareholders to whom credit has been provided are excluded.
3.	Retirement pension special account loans are included.

5.	Public Disclosures and Changes Thereto

Date of Report	Title	Contents of Report	Progress of Report (Including changes)
June 21, 2016	Decision to dispose of other entities’ shares and equity securities	Completion of transaction pursuant to stock purchase agreement with respect to LIG Investment & Securities Co., Ltd.’s equity securities	- Buyer: Initium 2016 Co., Ltd. (* Purchasing entity was changed to Initium 2016 Co., Ltd. as of June 20, 2016 upon request by Cape Investment, the buyer) - June 21, 2016: Disposal completed

December 22, 2015	Decision to dispose of other entities’ shares and equity securities	Decision to dispose of LIG Investment & Securities Co., Ltd.’s equity securities	- Buyer: Cape Investment - Sale will be completed in first half of 2016 - Confirmed the request for disclosure in August 2015

August 21, 2015	Response to request for disclosure (rumor or report) (unconfirmed)	Response to disclosure concerning media coverage of KB Insurance Co., Ltd.’s effort to sell its shares of LIG Investment & Securities Co., Ltd.

-   While KB Insurance Co., Ltd. is currently reviewing the option of selling the shares of LIG Investment & Securities Co., Ltd., no specific decisions have been made with regard to the terms and conditions of sale.

-   Re-disclosure expected at the time details are confirmed

March 4, 2014	Decision to acquire other entities’ shares and equity securities	Additional investment for acquisition of other entities’ shares and equity securities	- Devonian Natural Resources Private Equity Fund investment of KRW30 billion - Amendment was publicly made regarding the additional investment (March 4, 2014)

6.	Summary of Minutes of Shareholders’ Meetings

Date	Agenda	Resolutions	Remarks
FY2017 Annual General Meeting of Shareholders (March 17, 2017)	1. Approval of financial statements for FY2016	Approved as proposed (Dividend – KRW600 per share)	—
	2. Amendments to the articles of incorporation	Approved as proposed	—
	3. Appointment of directors	Approved as proposed (Jae-Ho Shim, Jin-Hyun Park, Chang-Gi Kim, Jae-Geun Lee)	—
	4. Appointment of outside directors for the audit committee	Approved as proposed (Yong-In Shin)	—
	5. Appointment of audit committee members among outside directors	Approved as proposed (Jae-Ho Shim, Chang-Gi Kim)	—
	6. Approval of limit on directors’ compensation for FY2017	Approved as proposed	—

FY2016 Annual General Meeting of Shareholders (March 18, 2016)	1. Approval of financial statements for FY2015	Approved as proposed (Dividend – KRW400 per share)	—
	2. Amendments to the articles of incorporation	Approved as proposed	—
	3. Appointment of outside directors and non-standing directors	Approved as proposed (Jong-Hee Yang, Jung-Soo Huh)	—
	4. Appointment of outside directors	Approved as proposed (Bong-Joo Lee, Yong-In Shin, Jin-Hyun Park)	—
	5. Appointment of audit committee members among outside directors	Approved as proposed (Bong-Joo Lee, Yong-In Shin )	—
	6. Approval of limit on directors’ compensation for FY2016	Approved as proposed (KRW2.5 billion)	—

2015 Extraordinary General Meeting of Shareholders (June 24, 2015)	1. Amendments to the articles of incorporation	Approved as proposed (Change of company name: KB Insurance Co., Ltd.)	—
	2. Appointment of executive directors	Approved as proposed (Byung-Hun Kim, Eung-Ho Shin, Jung-Soo Huh)	—
	3. Appointment of outside directors	Approved as proposed (Gun-Soo Shin, Bong-Joo Lee, Yong-In Shin, Jae-Ho Shim)	—
	4. Appointment of audit committee members	Approved as proposed (Eung-Ho Shin)	—
	5. Appointment of audit committee members among outside directors	Approved as proposed (Bong-Joo Lee, Yong-In Shin)	—
	6. Amendment of regulations on payment of retirement benefits to executive officers	Approved as proposed	—

FY2015 Annual General Meeting of Shareholders (March 20, 2015)	1. Approval of financial statements for FY2014	Approved as proposed (Dividend – KRW500 per share)	—
	2. Appointment of executive directors	Approved as proposed (Byung-Myung Park)	—
	3. Appointment of outside directors	Approved as proposed (Sung-Tae Kang, Yong-In Shin)	—
	4. Appointment of audit committee members	Approved as proposed (Byung-Myung Park)	—
	5. Appointment of audit committee members among outside directors	Approved as proposed (Sung-Tae Kang, Yong-In Shin)	—
	6. Approval of limit on directors’ compensation for FY2015	Approved as proposed (KRW6 billion)	—

FY2014 Annual General Meeting of Shareholders (March 14, 2014) FY2013 Annual General Meeting of Shareholders (June 14, 2013)	1. Approval of financial statements for FY2013	Approved as proposed (Dividend – KRW500 per share)	—
	2. Amendments to the articles of incorporation	Approved as proposed	—
	3. Appointment of directors	Approved as proposed - Outside directors: Sung-Tae Kang (reappointed), Bong-Joo Lee (newly appointed) - Non-standing director: Young-Woo Nam (newly appointed)	—
	4. Appointment of audit committee members among outside directors	Approved as proposed (Sung-Tae Kang, Bong-Joo Lee)	—
	5. Approval of limit on directors’ compensation for FY2014	Approved as proposed (KRW8 billion)	—
	6. Amendment of regulations on payment of retirement benefits to executive officers	Approved as proposed	—
	1. Approval of financial statements for FY2012	Approved as proposed (Dividend ; KRW550 per share)	—
	2. Appointment of directors	Approved as proposed - Executive directors: Woo-Jin Kim (reappointed), Byung-Hun Kim, Ho-Young Lee, Bon-Wook Gu (newly appointed) - Outside directors: Sung-Joon Im (reappointed), Gun-Soo Shin (newly appointed)	—
	3. Appointment of audit committee members among outside directors	Approved as proposed (Sung-Joon Im)	—
	4. Approval of limit on directors’ compensation for FY2013	Approved as proposed (KRW8 billion)	—

7.	Material Legal Proceedings

•	Not applicable

8.	Other Contingent Liabilities

Please refer to ‘III. Matters Concerning Finance / 3. Notes to Consolidated Financial Statements – ‘Commitments and Contingencies’.

9.	Sanctions

KB Insurance Co., Ltd. and KB Insurance Co., Ltd.’s executives and employees have been subjected to the following sanctions by the financial supervisory authorities based on violations of the Insurance Business Act and the Act on Use and Protection of Credit Information Act in connection with their conduct of KB Insurance Co., Ltd.’s business during the public disclosure period (five fiscal years).

Date (yyyy.mm.dd)	Subject of Sanctions (Position, Number of Years in Service)	Sanctions	Groups/Applicable Law	Company’s Response/Remedy
2016.03.14	KB Insurance Co., Ltd.	Assessment of fine (KRW27 million)	Unjustified assessment of premium on group accident insurance (1. Article 127-3 of the Insurance Business Act)	Payment of penalty, Stricter internal control and supervision

Date (yyyy.mm.dd)	Subject of Sanctions (Position, Number of Years in Service)	Sanctions	Groups/Applicable Law	Company’s Response/Remedy
2016.02.26	KB Insurance Co., Ltd.	Assessment of fine (KRW22 million)	Unjustified payment of insurance (1. Article 127-3 of the Insurance Business Act)	Payment of penalty, Stricter internal control
Assessment of fine (KRW16.5 million)

Failure to provide comparison/public notice to the insurance association

(1. Article 124 of the Insurance Business Act, 2. Article 67 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 7-46 of the Insurance Business Supervision Regulations)

Payment of penalty, Stricter internal control

2014.04.07	KB Insurance Co., Ltd.	Assessment of fine (KRW30 million)	Unjustified management of comparative guidance on insurance contracts (1. Article 97-2 of the Insurance Business Act, 2. Article 43-2 of the Enforcement Decree of the Insurance Business Act)	Payment of penalty, Stricter internal control

2014.03.27	KB Insurance Co., Ltd.	Assessment of fine (KRW343 million)

Violation of principle on changes to preparation of basic documents in connection with the imposition of special contractual obligations

(1. Article 128-3 of the Insurance Business Act, 2. Article 71-5, Appendix 7 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 7-55, Regulation 7-57 of the Insurance Business Supervision Regulations)

Payment of penalty, Stricter internal control
Assessment of fine (KRW5 million)

Violation of duty to conform to stated items in basic documents for coverage insurance

(1. Article 17 Article 127-3 of the Insurance Business Act, 2. Article 22 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 1-2 of the Insurance Business Supervision Regulations, 4. Article 2, Article 8 of the Criteria on Compliance with Internal Control Standards)

Payment of penalty, Stricter internal control

2013.8.20	KB Insurance Co., Ltd.	Assessment of fine (KRW5 million)

Matter concerning interim withdrawal of retirement pension

(1. Article 13, Article 20 Paragraph 1 of the former Retirement Benefit Security Act, 2. Article 19, Article 22, Article 33 Paragraph 2 of the former Retirement Benefit Security Act, 3. Article 8, Article 11 of the Enforcement Decree of the former Retirement Benefit Security Act, 4. Article 2, Article 14 of the Enforcement Decree of the Retirement Benefit Security Act)

Payment of penalty, Stricter internal control

2012.12.21	KB Insurance Co., Ltd.	Assessment of fine (KRW10 million)

Interference with inspection work

(1. Article 45, Article 52 of the Credit Information Use and Protection Act, 2. Article 40, Article 41 of the Act on the Establishment, ETC. of Financial Services Commission)

Payment of penalty, Stricter internal control
Assessment of fine (KRW6 million)

Violation of duty to establish security measures for credit information data processing system

(1. Article 19, Article 32 of the Credit Information Use and Protection Act, 2. Article 16, Article 28 of the Enforcement Decree of the Credit Information Use and Protection Act, 3. Article 20 of the Enforcement Rule of the Use and Protection of Credit Information Act)

Payment of penalty, Stricter internal control

Date (yyyy.mm.dd)	Subject of Sanctions (Position, Number of Years in Service)	Sanctions	Groups/Applicable Law	Company’s Response/Remedy
	Compliance officer (24 years)	Reprimand

Violation of duty to establish security measures for credit information data processing system

(1. Article 19, Article 32 of the Credit Information Use and Protection Act, 2. Article 16, Article 28 of the Enforcement Decree of the Credit Information Use and Protection Act, 3. Article 20 of the Enforcement Rule of the Use and Protection of Credit Information Act)

Imposition of disciplinary action

2012.09.24	KB Insurance Co., Ltd.	Assessment of fine (KRW10 million)	Failure to implement duty to report changes to basic documents (Article 127 of the former Insurance Business Act)	Payment of penalty, Stricter internal control

2012.01.26	KB Insurance Co., Ltd.	Assessment of fine (KRW142 million)

1. Unjustified execution of business expenses and provision of special benefits

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

2. Unjustified takeover of fire insurance agreement and provision of special benefits

(1. Article 98 of the Insurance Business Act, 2. Article 46 of the Enforcement Decree of the Insurance Business Act)

Payment of penalty, Stricter internal control
		Assessment of fine (KRW7.5 million)	Failure to submit content of changes to basic documents (1. Article 127-2 of the former Insurance Business Act, 2. Article 71 of the Enforcement Decree of the former Insurance Business Act)	Payment of penalty, Stricter internal control
	Representative director (28 years)	Cautionary warning

1. Excessive payment of advising fee to standing advisor who is major shareholder

(1. Article 17, Article 104 of the Insurance Business Act, 2. Article 22 of the Enforcement Decree of the Insurance Business Act)

2. Unjustified purchase of asset under construction

(1. Article 17, Article 104, Insurance Business Act, 2. Article 22, Enforcement Decree of the Insurance Business Act)

3. Excessive appropriation of payment reserves for vehicle insurance (supervisor)

(1. Article 184 of the Insurance Business Act, 2. Article 63 of the Enforcement Decree of the former Insurance Business Act, 3. Regulation 6-11 of the Insurance Business Supervision Regulations, 4. Regulation 4-9, Regulation 4-11 of the Detailed Enforcement Regulations for Monitoring Insurance Business)

Imposition of disciplinary action

Date (yyyy.mm.dd)	Subject of Sanctions (Position, Number of Years in Service)	Sanctions	Groups/Applicable Law	Company’s Response/Remedy
	Standing auditor (3 years)	Cautionary warning

1. Unjustified purchase of asset under construction (supervisor)

(1. Article 17, Article 104 of the Insurance Business Act, 2. Article 22 of the Enforcement Decree of the Insurance Business Act)

2. Unjustified execution of business expenses and provision of special benefits (supervisor)

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

Imposition of disciplinary action

	President of Operations (32 years)	Reprimand

Unjustified execution of business expenses and provision of special benefits (supervisor)

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

Imposition of disciplinary action

	Person in Charge of Personal Marketing (23 years)	Reprimand

Unjustified execution of business expenses (actor)

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

Imposition of disciplinary action

	Head of Busan branch (16 years)	3m pay cut

Provision of special benefits (supervisor)

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

Imposition of disciplinary action

	Head of Daegu branch (24 years)	3m pay cut

Provision of special benefits (supervisor)

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

Imposition of disciplinary action

	Head of Gangbuk branch (25 years)	Reprimand

Provision of special benefits (supervisor)

(1. Article 17, Article 98 of the Insurance Business Act, 2. Article 22, Article 46 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 4-32 of the Insurance Business Supervision Regulations)

Imposition of disciplinary action

	Person in Charge of Finance/Economy (retired) (26 years)	Reprimand equivalent

Unjustified foreign currency exchange transaction and management (actor)

(1. Article 17, Article 104 of the Insurance Business Act, 2. Article 22 of the Enforcement Decree of the Insurance Business Act, 3. Regulation 3-3, Regulation 5-25 of the Insurance Business Supervision Regulations, 4. Regulation 3-8, Appendix 2 of the Detailed Enforcement Regulations for Monitoring Insurance Business)

Imposition of disciplinary action

1.	The number of years in service of the executives and employees who were subjected to the above measures is based on the period from the original starting date to the date the measures were imposed (except in the case of retired employees, to the date of retirement).

The below table shows the sanctions imposed against KB Insurance Co., Ltd.’s overseas branches.

Date (yyyy.mm.dd)	Subject of Sanctions (Position, Number of Years in Service)	Sanctions	Grounds/Applicable Law	Company’s Response
2014.05.09	KB Insurance Co., Ltd.	Assessment of fine ($250,000)	Violation of permitted tariffs and criteria for applying premium/discount (Article 160, Article 161 of the New York Insurance Law)	Paid penalty

10.	Significant Events that Occurred After Date of Submission of Securities Registration Statement

Pursuant to the tender offer for shares of KB Insurance, which was approved at the meeting of KB Financial Group’s board of directors on April 14, 2017, as well as the comprehensive stock swap of shares of KB Insurance for shares of KB Financial Group, which was approved by the board of directors of KB Insurance on the same date, KB Insurance is expected to become a wholly-owned subsidiary of KB Financial Group, and related procedures are currently pending.

11.	Use of Funds From Public Offerings

•	Not applicable.

12.	Use of Funds From Private Offerings

•	Not applicable.

13.	Other Matters Relating to Customer Protection

A.	Depositor Protection System

The insurance agreement transfer system under the Insurance Business Act provides a protective mechanism whereby if an insurance company is not well managed, the relevant insurance contract can be transferred to another insurance company. Also, if an insurance company is unable to fulfill its obligations under an insurance contract due to issues such as bankruptcy, the Depositor Protection Act guarantees the payment of various refunds and insurance payments of up to KRW50 million per person. However, excluded from the scope of such depositor protection are corporations that are parties to insurance agreements or that pay insurance premiums (except in the case of retirement insurance).

B.	Insurance Agreement Third-Party Protection Scheme

The insurance agreement third-party protection scheme is a system where if an insurance company liquidates or goes bankrupt, third party insurance companies make contributions and guarantee payments to the affected insured whose loss exceeds KRW50 million (which is the guarantee limit under the Depositor Protection Act). The insurance agreements that are subject to such scheme are vehicle insurance agreements which are not mandatory insurance as stipulated under Article 80 of the Enforcement Ordinance of the Insurance Business Act or the Automobile Accident Compensation Guarantee Act (excluding insurance agreements for corporations). The scheme covers physical injury (not property damage) sustained by the affected insured, with the guarantee limit being the entire amount of losses less the guarantee amount under the Depositor Protection Act. However, in case of vehicle insurance agreements which are not mandatory insurance as stipulated under the Automobile Accident Compensation Guarantee Act, the scheme covers up to 80% of the losses less the guarantee amount, subject to a cap of KRW100 million.

※	Items 3 ~ 6 above are not applicable to LIG Property Insurance (China) Co., Ltd., a major subsidiary.

<Matters Relating to KB Capital>

I.	OVERVIEW OF KB CAPITAL

1.	Overview of KB Capital

(1)	Overview of Consolidated Subsidiaries

(Unit: KRW millions)
Company Name	Date of Establishment	Address	Main Business Operations	Total Assets as of End of Previous FY	Control Relationship	Major Consolidated Subsidiary
KB KOLAO LEASING CO., LTD	February 8, 2017	Aloumia 7F, 23 Singhard, Nongbone, Saysettha Dis. Vientiane, Lao PDR	Installment and lease of facilities	—	Possesses control (K-IFRS No. 1110, Paragraph 7)	Not applicable

1.	KB KOLAO LEASING is a newly established corporation.

•	Changes in Consolidated Entities

Classification	Company Name	Reason
Newly Consolidated Entities	KB KOLAO LEASING CO., LTD	Holds majority of shares
	—	—

Deconsolidated Entities	—	—
	—	—

(2)	Legal and Business Name

•	KB Capital Co., Ltd.

•	Changes in company name

Date	Before Change	After Change
October 26, 2007	Hanmi Capital Co., Ltd.	Woori Financial Co., Ltd.

March 20, 2014	Woori Financial Co., Ltd.	KB Capital Co., Ltd.

March 23, 2017	KB Capital Co., Ltd.	KB Capital Co., Ltd.

(3)	Date of Incorporation

•	September 11, 1989 (Inaugural meeting of Hanmi Leasing & Finance)

(4)	Address, Telephone Number of Headquarters, Website Address

•	Address: 295, Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Korea

•	Telephone Number: +82-1544-1200

•	Website address: http://www.kbcapical.co.kr

(5)	Legal Basis for Business Operation

•	Specialized Credit Finance Business Act

(6)	Whether the Company is a Small and Medium-sized Enterprise

•	Not applicable

(7)	Major Business and Overview of New Businesses

•	Major Business

The Company is engaged in the specialized credit business. Its major businesses include installment financing for automobiles and durable goods, facility rentals, household lending and corporate lending, among others. For further details, please refer to “II. Description of Business”.

Target Business

-   Facility, equipment, machinery, instrument, construction machinery, vehicle, vessel and aircraft as well as rental of facilities of real estate and property right directly related thereto (hereinafter “Specified Items”)

-   Deferred payment sales of Specified Items

-   Installment financing business

-   New technology venture capital business

-   Credit loan or secured loan services

-   Bill discount services

-   Business affairs of takeover, management or collection of trade credits (including the bills) acquired by enterprises in exchange for provision of goods and services

-   Purchasing claims held by other specialized credit finance business companies and concurrent loan service providers or marketable securities issued on such claims

-   Payment guarantee services

-   Management of asset-backed securities under the Asset-Backed Securitization Act

-   Credit business and incidental services

-   Real estate rental

-   Managing partner of private equity fund that invests in new technology venture entity

-   Rental services of items for lease

-   Any services permitted under the Specialized Credit Finance Business Act and other laws and regulations

(8)	Total Number and Names of Affiliates and Listing Status as of the Date of Submission of the Securities Registration Statement

A.	Total number of affiliates: 36 (the holding company, 12 first-tier and 23 second-tier subsidiaries)

B.	Names of major affiliates and listing status

Classification	Company Name	Controlling Company	Remarks
Holding Company (1)	KB Financial Group Inc.	-	Listed

First-Tier Subsidiaries (12)	Kookmin Bank	KB Financial Group Inc.	Not listed
	KB Securities Co., Ltd.		Not listed
	KB Insurance Co., Ltd.		Listed
	KB Kookmin Card Co., Ltd.		Not listed

Classification	Company Name	Controlling Company	Remarks
	KB Life Insurance Company		Not listed
	KB Asset Management		Not listed
	KB Capital Co., Ltd.		Listed
	KB Savings Bank Co., Ltd.		Not listed
	KB Real Estate Trust		Not listed
	KB Investment Co., Ltd.		Not listed
	KB Credit Information Co., Ltd.		Not listed
	KB Data Systems Co., Ltd.		Not listed

Second-Tier Subsidiaries (23)	Kookmin Bank International Ltd. (London)	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia		Not listed (Overseas)
	Kookmin Bank (China) Ltd.		Not listed (Overseas)
	KB Microfinance Myanmar Co. ,Ltd		Not listed (Overseas)
	Hyundai Savings Bank Co., Ltd.	KB Securities Co., Ltd.	Not listed
	Hyundai Asset Management Co., Ltd.		Not listed
	KBFG Securities America Inc.		Not listed (Overseas)
	KB Securities Hong Kong Ltd.		Not listed (Overseas)
	Hyundai-TONGYANG Agrifood Private Equity Fund		Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		Not listed
	KB-Eisen Private Equity Fund No.1		Not listed
	KB 3rd Private Equity Joint Venture		Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance Co., Ltd.	Not listed
	KB Sonbo CNS		Not listed
	Leading Insurance Services, Inc.		Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.		Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia		Not listed (Overseas)
	KB Golden Life Care Co., Ltd.		Not listed
	KB KOLAO LEASING CO., LTD.	KB Capital Co., Ltd.	Not listed (Overseas)

Classification	Company Name	Controlling Company	Remarks
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund	KB Investment Co., Ltd.	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2 Private Equity Fund		Not listed
	KoFC Value-up Private Equity Fund		Not listed
	Korea GCC Global Corporation Private Equity Fund		Not listed

(9)	Matters Relating to Credit Ratings

A.	Status of Credit Ratings (January 1, 2015 – March 31, 2017)

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company	Rating Type
January 12, 2015	291st Non-guaranteed bonds 292nd Non-guaranteed bonds 293rd Non-guaranteed bonds 294th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official
February 10, 2015	295th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official

February 25, 2015	296th Non-guaranteed bonds 297th Non-guaranteed bonds 298th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official

March 25, 2015	300 th Non-guaranteed bonds 301st Non-guaranteed bonds 302nd Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings	Official
March 26, 2015			KIS Ratings NICE Ratings

April 24, 2015	303rd Non-guaranteed bonds 304th Non-guaranteed bonds 305th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official

May 21, 2015	306th Non-guaranteed bonds 307th Non-guaranteed bonds 308th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official

June 18, 2015	309th Non-guaranteed bonds 310 th Non-guaranteed bonds 311st Non-guaranteed bonds 312nd Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official
	Commercial Paper Electronic Short-term Bonds	A1 A1 A1	Korea Ratings KIS Ratings NICE Ratings	Official

July 23, 2015	313rd Non-guaranteed bonds 314th Non-guaranteed bonds 315th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official

August 24, 2015	316th Non-guaranteed bonds 317th Non-guaranteed bonds 318th Non-guaranteed bonds 319th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings KIS Ratings NICE Ratings	Official

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company	Rating Type
October 01, 2015	321st Non-guaranteed bonds 322nd Non-guaranteed bonds 323rd Non-guaranteed bonds 324th Non-guaranteed bonds 325th Non-guaranteed bonds	AA-/Stable AA-/Stable	Korea Ratings NICE Ratings	Official
October 02, 2015		AA-/Stable	KIS Ratings

October 02, 2015	326th Non-guaranteed bonds	AA-/Stable	KIS Ratings	Official
October 30, 2015		AA-/Stable AA-/Stable	Korea Ratings NICE Ratings	Official

October 30, 2015	Commercial Paper Electronic Short-term Bonds	A1	NICE Ratings	Regular

October 30, 2015	327th Non-guaranteed bonds 328th Non-guaranteed bonds	AA-/Stable AA-/Stable	Korea Ratings NICE Ratings	Official
November 03, 2015		AA-/Stable	KIS Ratings	Official

November 03, 2015	Commercial Paper Electronic Short-term Bonds	A1	Korea Ratings KIS Ratings	Regular

December 01, 2015	329th Non-guaranteed bonds 330 th Non-guaranteed bonds 331st Non-guaranteed bonds 332nd Non-guaranteed bonds 333rd Non-guaranteed bonds 334th Non-guaranteed bonds	AA-/Stable AA-/Stable AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

January 04, 2016	335th Non-guaranteed bonds 336th Non-guaranteed bonds	AA-/Stable	Korea Ratings KIS Ratings	Official
January 05, 2016		AA-/Stable	NICE Ratings

February 12, 2016	337th Non-guaranteed bonds 338th Non-guaranteed bonds 339th Non-guaranteed bonds 340th Non-guaranteed bonds 341st Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

March 09, 2016	342nd Non-guaranteed bonds 343rd Non-guaranteed bonds 344th Non-guaranteed bonds	AA-/Stable	NICE Ratings	Official
March 10, 2016		AA-/Stable	KIS Ratings
March 14, 2016		AA-/Stable	Korea Ratings

April 12, 2016	345th Non-guaranteed bonds 346th Non-guaranteed bonds 347th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

May 10, 2016	Commercial Paper Electronic Short-term Bonds	A1	NICE Ratings KIS Ratings	Official
May 11, 2016			Korea Ratings

May 10, 2016	348th Non-guaranteed bonds	AA-/Stable	NICE Ratings KIS Ratings	Official
May 11, 2016			Korea Ratings

May 30, 2016	349th Non-guaranteed bonds 350th Non-guaranteed bonds 351st Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

June 29, 2016	353rd Non-guaranteed bonds 354th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

July 29, 2016	355th Non-guaranteed bonds 356th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

Date of Rating	Rated Securities	Credit Rating	Credit Rating Company	Rating Type
August 30, 2016	357th Non-guaranteed bonds 358th Non-guaranteed bonds 359th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

September 30, 2016	360 th Non-guaranteed bonds 361st Non-guaranteed bonds 362nd Non-guaranteed bonds 363rd Non-guaranteed bonds 364th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

November 07, 2016	365th Non-guaranteed bonds 366th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

December 07, 2016	368th Non-guaranteed bonds 369th Non-guaranteed bonds 370th Non-guaranteed bonds	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

December 07, 2016	Commercial Paper Electronic Short-term Bonds	A1	Korea Ratings NICE Ratings KIS Ratings	Regular

January 6, 2017	371th Non-guaranteed bonds	AA-/Stable	Korea Ratings	Official
January 9, 2017			NICE Ratings KIS Ratings

February 25, 2017	372nd Non-guaranteed bonds 373rd Non-guaranteed bonds 374th Non-guaranteed bond	AA-/Stable	Korea Ratings NICE Ratings	Official
February 16, 2017			KIS Ratings

March 14, 2017	375th Non-guaranteed bond	AA-/Stable	Korea Ratings NICE Ratings KIS Ratings	Official

B.	Credit Rating Systems

(1)	Korea Ratings

•	Corporate Bonds

Rating	Definition
AAA	Capacity for timely payment is extremely strong.

AA	Capacity for timely payment is very strong, but somewhat less than ‘AAA.’

A	Capacity for timely payment is strong, but somewhat susceptible to external changes in the future.

BBB	Capacity for timely payment is adequate, but more likely to be weakened by future market changes.

BB	Capacity for timely payment faces no immediate problems, but speculative in its future stability.

B	Capacity for timely payment is poor and speculative.

CCC	Contain the possibility of default

CC	Contain more possibility of default

C	Highly likely to default

D	In default at the present time

Note) “+” or “-” notations can be attached to ratings through AA to B to differentiate ratings within broader rating categories. AAA through BBB is susceptible to adverse economic conditions or changing circumstances but its capacity for time payment is recognized, and the ratings below BB are categorized as speculative grades, very vulnerable to changes in circumstances and economic conditions.

•	Commercial Paper

Rating	Definition
A1	Capacity for timely payment is the strongest and hardly likely to be adversely affected by reasonably foreseeable events.

A2	Capacity for timely payment is strong, but not as great as A1 ratings in terms of the margin of safety.

A3	Capacity for timely payment is adequate, but likely to be impaired by drastic changes in circumstances and economic conditions.

B	Capacity for timely payment is recognized, but it is speculative as more likely to be impaired by adverse changes in circumstances and economic conditions.

C	Capacity for timely payment and its safety is very vulnerable to near-term adverse changes in financial and economic conditions and very speculative.

D	In default as of present.

1. ‘+’ or ‘-’ notations can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

•	Electronic Short-term Bonds

Rating	Definition
A1	Capacity for timely payment is the strongest and hardly likely to be adversely affected by reasonably foreseeable events.

A2	Capacity for timely payment is strong, but not as great as A1 ratings in terms of the margin of safety.

A3	Capacity for timely payment is adequate, but likely to be impaired by drastic changes in circumstances and economic conditions.

B	Capacity for timely payment is recognized, but it is speculative as more likely to be impaired by adverse changes in circumstances and economic conditions.

C	Capacity for timely payment and its safety is very vulnerable to near-term adverse changes in financial and economic conditions and very speculative.

D	In default as of present.

1. ‘+’ or ‘-’ notations can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

2. “sf” can be added following the symbol of rating of ABSTB (Asset-Backed Electronic Short-Term Bonds).

(2)	NICE Ratings

•	Corporate Bonds

Rating	Definition
AAA	Obligor’s capacity to meet financial commitments is exceptionally strong and stable as highly unlikely to be adversely affected by reasonably foreseeable changes at this time in circumstances and economic conditions. Credit risk regarding the obligor is extremely low.

AA	Obligor’s capacity to meet financial commitments is very strong but somewhat less than AAA. Credit risk regarding the obligor is very low.

Rating	Definition

A	Obligor’s capacity to meet financial commitments is strong, but somewhat vulnerable to future drastic changes in circumstances and economic conditions. Credit risk regarding the obligor is low.

BBB	Obligor’s capacity to meet financial commitments is adequate but adverse economic conditions or changes circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments.

BB	Obligor’s capacity to meet financial commitments faces no immediate problems, but there are some speculative characteristics in terms of its future stability.

B	Obligor’s capacity to meet financial commitments is weak and has speculative characteristics, and it is not possible to confirm its future stability at present.

CCC	Very speculative because there is possibility of default.

CC	Default is highly likely to occur, as a result there are greater uncertainties than higher ratings.

C	Default is quite highly likely to occur, and the obligor is regarded to have little chance of recovery.

D	In default in payment of principal or interest

1. Ratings assigned to issuers are categorized into 10 ratings. “+” or “-” notations can be attached to six ratings from AA to CCC to differentiate ratings within broader rating categories.

•	Commercial Paper

Rating	Definition
A1	Capacity for timely repayment is at its highest and stable as highly unlikely to be adversely affected by reasonably foreseeable changes at this time in circumstances and economic conditions at the present time. Credit risk regarding the obligor is extremely low.

A2	Capacity for timely repayment is strong but somewhat less than A1. Credit risk regarding the obligor is very low.

A3	Capacity for repayment is moderate but more vulnerable to foreseeable drastic changes in circumstances and economic conditions. Credit risk regarding the obligor is low.

B	Capacity for timely repayment is recognized but has speculative characteristics.

C	Capacity for timely repayment is doubtful.

D	Capacity for repayment is null.

•	Electronic Short-term Bonds

Rating	Definition
A1	Capacity for timely repayment is at its highest and stable as highly unlikely to be adversely affected by reasonably foreseeable changes at this time in circumstances and economic conditions at the present time.

A2	Capacity for timely repayment is strong but somewhat less than A1.

A3	Capacity for repayment is moderate but more vulnerable to foreseeable drastic changes in circumstances and economic conditions.

B	Capacity for timely repayment is recognized but has speculative characteristics.

C	Capacity for timely repayment is doubtful.

D	Capacity for repayment is null.

1. “+” or “-” notations can be attached to six ratings through AA to CCC of issuer credit ratings, long term credit ratings, insurance financial strength ratings and guarantors ratings within broader rating categories, and three short term ratings through A2 through B, and six ratings through Aaf to CCCf of fund ratings.

2. As for ‘sf’ ratings, “(sf)” is added to the relevant rating symbol. The relevant ratings are structured financing ratings including ABS, ABCP, ABL, securitization exposure, etc.

③	KIS Ratings

•	Electronic Short-term Bonds

Rating	Description
A1	An ‘A1’ rating indicates the strongest capacity for timely repayment, and this capacity is highly stable.

A2	An ‘A2’ rating indicates strong capacity for timely repayment. This capacity, nevertheless, is slightly inferior than is the case for the highest rating category.

A3	An ‘A3’ rating indicates satisfactory capacity for timely repayment and stability of that capacity. The stability, nevertheless, is slightly inferior than is the case for higher rating categories.

B	A ‘B’ rating indicates adequate capacity for timely repayment. This capacity, however, lacks stability and is susceptible to short-term changes in economic conditions.

C	A ‘C’ rating indicates clear speculative characteristics.

D	A ‘D’ rating indicates insolvency

1. ‘+’ or ‘-’ notations can be attached to ratings through A2 to B to differentiate ratings within broader rating categories.

2. “sf” may be added to the relevant rating symbol for ABS ratings.

2.	Corporate History

Corporate History of KB Capital (Controlling Company)

(1)	Address of Head Office

•	295 Hyowon-ro, Paldal-gu, Suwon-si, Gyeonggi-do, Republic of Korea

(2)	Significant Changes in Management

•	2013. 03.21 – 2014. 03.19 CEO Rok Hwang

•	2014. 03.20 – 2015. 03.25 CEO Jeong-Sik Oh

•	2015. 03.26 – Current CEO Ji-Woo Park

(3)	Change in Company Name

•	2007. 10. 26 Changed from Hanmi Capital Co., Ltd. to Woori Financial Co., Ltd.

•	2014. 03. 20 Changed from Woori Financial Co., Ltd. to Keibi Capital Co., Ltd.

•	2017. 03. 23 Changed from Keibi Capital Co., Ltd. to KB Capital Co., Ltd.

(4)	Other Major Developments Relating to Business Activities

A.	Major Business Activities of Company

2013. 01. 16	Launched ‘Nanwodeulim’, an installment finance program for durable goods

2013. 03. 21	Inauguration of Rok Hwang as CEO

2013. 04. 05	Changed ‘sub branches’ to ‘sales offices’

2013. 07. 01	Separated the Incheon branch office into two offices (i.e., Incheon branch office for new automobiles) and Incheon branch office for used automobiles)

2013. 07. 18	Corporate reorganization at head office (6 departments, 3 centers and 27 teams g 6 departments, 2 centers and 21 teams)

2013. 09. 06	Executed MOU with the Mahindra Group in India regarding JV establishment

2013. 09. 18	Established business alliance with Jaguar/Land Rover Korea

2014. 03. 20	Change in largest shareholder to KB Financial Group; inauguration of Jung-Sik Oh as CEO

2014. 08. 26	Launched installment finance program for agricultural machinery of Daedong Industrial Co., Ltd.

2015. 03. 26	Inauguration of Ji-Woo Park as CEO

2015. 05. 19	Established business alliance with the Incheon Freight Forwarders Association

2015. 11. 03	Established SY Auto Capital, a joint venture finance company between KB Capital and Ssangyong Motor

2015. 12. 09	Established business alliance with Hyundai Securities (launch of Able Star Loan)

2016. 02. 16	Executed MOU with a Laotian installment loan company to establish KB KOLAO Leasing (tentative name)

2016. 03. 11	Executed business agreement with Suhyup Bank concerning mid-rage interest rate loans

2016. 03. 17	Executed MOU with Carffeine, Inc. on Carffeine Motor Bube, an integrated automobile management solution

2016. 06. 01	Launched KB Cha Cha Cha, a platform for provision of market prices and sales of used automobiles; launched TV, CF and radio commercials for KB Cha Cha Cha

2016. 09. 01	Launched movie-theater commercials for KB Cha Cha Cha

2016. 11. 21.	Launched KB Rent-A-Car, a long-term new car rental service for customers of KB Securities

2017. 01. 01	Extended business alliance with GM Korea

2017. 02. 03	Extended business alliance with Jaguar/Land Rover Korea

2017. 02. 08	Established KB KOLAO Leasing (commenced business in Laos)

B.	Changes in and Additions of Registered Directors

•	Date of Changes: March 23, 2017 (Ordinary General Meeting of Shareholders for FY2016)

•	Details of Changes: The following registered directors were appointed:

Name	Position	Standing	Remarks
Ji-Woo Park	CEO	Yes	Re-appointed
Yong-Soo Seok	Outside Director	No	Re-appointed
Young-Wook Kim	Outside Director	No	Newly appointed
Hyuk-Joon Noh	Outside Director	No	Newly appointed
Sung-Soo Yoon	Outside Director	No	Newly appointed
Seung-Hyup Shin	Other Non-standing Director	No	Newly appointed
Jae-Jeong Yu	Executive Director	Yes	Re-appointed

(5)	Appointment of Representative Director

•	Date of Appointment: March 23, 2017 (Ordinary General Meeting of Shareholders for FY2016)

•	Details: Executive director Ji-Woo Park was re-appointed as representative director for one year.

(6)	Resignation of Registered Director

•	Date of Resignation: March 24, 2016

•	Details: Four existing registered directors (three outside directors: Man-Ki Min, Jong-Won Park, Jung-Ho Seo / one non-standing director: Yeong-Tae Park)

Corporate History of Subsidiary

Subsidiary	Date	Description
KB KOLAO Leasing Co., Ltd.	February, 2017

-   Establishment of a new local subsidiary in Laos

(Shareholding ratio: KB Capital 51%, KB Kookmin Card 29%, KOLAO Holdings 20%)

-   Inauguration of Si-Kyung Yi as president.

-   Commenced business under the system of 3 HQ (Sales Support, Business Management, Risk Management), 6 departments

3.	Changes in Capital

Increase (Reduction) in Capital

(As of the date of submission of the Securities Registration Statement)					(Unit: KRW, Shares)
Date of Share Issuance (Reduction)	Type of Issuance (Reduction)	Description of Shares Issued (Reduced)
		Share Type	Quantity	Par Value Per Share	Issue (Reduction) Price Per Share	Remarks
March 8, 2005	Exercise of Conversion Rights	Common	400,960	5,000	12,500	—
November 30, 2006	Exercise of Conversion Rights	Common	906,000	5,000	12,500	—
August 22, 2007	Exercise of Conversion Rights	Common	331,542	5,000	12,500	—
August 31, 2007	Exercise of Conversion Rights	Common	349,295	5,000	12,500	—
September 26, 2007	Exercise of Conversion Rights	Common	107,200	5,000	12,500	—
July 30, 2012	Paid-In Capital Increase (allocated to shareholders)	Common	4,529,000	5,000	13,750	—

4.	Total Number of Shares

Total Number of Shares

(As of the date of submission of the Securities Registration Statement)			(Unit : Shares)
Category	Type of Shares			Remarks
	Common Shares	Preferred Shares	Total
I. Total number of authorized shares	100,000,000	—	100,000,000	—
II. Total number of shares issued to date	44,839,597	—	44,839,597	—
III. Total number of shares reduced to date	23,347,469	—	23,347,469	—
1. Capital reduction	22,302,198	—	22,302,198	—
2. Share retirement	1,045,271	—	1,045,271	—
3. Redemption of redeemable shares	—	—	—	—
4. Other	—	—	—	—
IV. Total number of shares issued (II-III)	21,492,128	—	21,492,128	—
V. Number of treasury shares	—	—	—	—
VI. Number of outstanding shares (IV-V)	21,492,128	—	21,492,128	—

5.	Voting Rights

(As of the date of submission of the Securities Registration Statement)		(Unit: Shares)
Category	Share Type	Number	Remarks
Total number of issued shares (A)	Common	21,492,128
Preferred

Number of shares without voting rights (B)	Common
Preferred

Number of shares with respect to which voting rights are excluded pursuant to the articles of incorporation (C)	Common
Preferred

Number of shares with respect to which voting rights are limited by law (D)	Common
Preferred

Number of shares with respect to which voting rights have been restored (E)	Common
Preferred

Number of shares with respect to which voting rights may be exercised (F = A - B - C - D + E)	Common	21,492,128
Preferred

6.	Dividend Information

Dividend Information for the Most Recent Three Periods

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares)
		2017	2016	2015
Category	Type of Share	1Q 2017	2016	2015
Par value per share (KRW)		5,000	5,000	5,000
(Consolidated) net profit for the period (KRW millions)		36,436	—	—
(Separate) net profit for the period (KRW millions)		36,932	96,696	63,086
(Consolidated) earnings per share (KRW)		1,567	4,139	2,817
Total cash dividends (KRW millions)		—	10,746	10,746
Total stock dividends (KRW millions)		—	—	—
(Consolidated) cash dividend payout ratio (%)		11.1	11.1	17.0

Cash dividend yield (%)	Common shares	—	1.9	2.1
	—	—	—	—

Stock dividend yield (%)	—	—	—	—
	—	—	—	—

Cash dividend per share (KRW)	Common shares	—	500	500
	—	—	—	—

Stock dividend per share (KRW)	—	—	—	—

1.	The earnings per share for 2016 and 2015 are based on separate earnings.

II.	DESCRIPTION OF BUSINESS

1.	Summary of Business

(1)	Current State of the Industry

1)	Characteristics of the Specialized Credit Finance Business

The specialized credit finance business consists of four segments: facility rental, credit card, installment financing and new technology business financing. Although the specialized credit finance business does not engage in deposit-taking, it provides credit through direct and indirect financing. Because of a change from an approval-based system to a registration-based system (other than for the credit card segment), participants may freely enter into and exit from the specialized credit finance business as long as they meet the major shareholder and capital requirements. Compared to other types of financing, because the specialized credit finance business engages in financing directly related to the transaction of physical goods and therefore has a high correlation to the real economy, it bridges physical goods and finance.

2)	General Status of the Financial Industry

The International Monetary Fund (the “IMF”), in its World Economic Outlook of April 2017, forecasted global growth to improve from 3.1% in 2016 to 3.5% in 2017 and 3.6% in 2018. Such increase in growth rates is mainly driven by the cyclical recovery of global manufacturing and trade, better-than-expected growth sustained in China and commodity-importing countries and improved conditions in commodity-exporting countries caused by the partial recovery of commodity prices. Accordingly, the growth rate of developed countries is expected to improve from 1.7% in 2016 to 2.0% in 2017 and 2.0% in 2018. The growth rate of newly industrialized countries is expected to increase from 4.1% in 2016, to 4.5% in 2017 and 4.8% in 2018.

The United States has witnessed increased corporate confidence for future demand since the second half of last year. With inventory positively contributing to economic growth for the first time in six quarters supported by the expansionary fiscal policies of the Trump Administration and improved sentiment by economic actors, the United States is expected to record economic growth of 2.3% and 2.5% in 2017 and 2018, respectively. This year’s growth forecasts for both the UK and the Eurozone have been adjusted upward to reflect the cyclical recovery of global manufacturing and trade, which had started from the second half of 2016, pushing back recessionary pressures caused by political uncertainties in the region, such as Brexit.

China’s economy grew by 6.9% in the first quarter of 2017 with economic indicators showing overall steady improvement. Major indicators representing retail sales, fixed asset investments, exports and industrial output have continued to moderately improve since late 2016 and early 2017.

While gradual improvement of the global economy is expected to continue from its commencement in the second half of last year to this year and next year, downward pressure on economic outlook continues to be expected due to the possible rise in protectionism by major economies including the United States, uncertainties around Brexit, anti-European Union sentiment within Europe, bad debt issues of European banks and corporate debt in newly industrialized countries. Nevertheless, large-scale fiscal policy initiatives such as the One Belt One Road initiative in China, the Juncker Plan of the European Union and expansionary fiscal spending by the United States may act as a defensive force to support the overall economic cycle.

In the fourth quarter of 2016, the Korean economy grew by 0.5% compared to the previous quarter (and 2.4% compared to the fourth quarter of 2015), which was 0.1% higher than the growth rate initially announced by the government after the end of the quarter. Accordingly, the GDP growth rate for the full year of 2016 was 2.8%, which was the same as for 2015. Construction investment rapidly increased by 10.7%, and private consumption also improved in 2016. However, capital investment decreased 2.3% in 2016 due to sluggish exports. Exports (real value) increased 2.1% in 2016, a relatively low level, which was nonetheless an improvement compared to 2015 (-0.1%).

The Bank of Korea raised Korea’s economic outlook from its annual GDP growth forecast of 2.5% in January 2017 to 2.6% in April 2017, and forecasted growth of 2.9% for 2018 (January forecast 2.8%). The upward adjustment was to reflect improvements in exports and capital investments early this year driven by the strong performance of the IT industry, including in semiconductors and displays. The IT industry is expected to experience excess demand for the next three to five years. Furthermore, an increase in exports is expected due to improved economic conditions in developed countries and increased import demand from commodity exporting countries caused by rising commodity prices. With respect to domestic demand, private consumption is expected to slow down due to stagnant household wage growth, greater debt repayment burdens and poor employment conditions. Construction investment is also likely to gradually decrease given the peak in new construction contracts in 2015.

The Bank of Korea’s policy rate has remained 1.25% since it was last adjusted downward from 1.50% in June 2016. This year, forecasting agencies in Korea and abroad, such as the Bank of Korea and KDI, have raised their economic outlook for Korea to reflect increases in exports and capital investment. Given that consumer prices remain close to the inflation target (2%), interest rate changes seem unlikely. Concerns over a possible inversion of United States and Korean interest rates due to the normalization of interest rates in the United States also limit lowering of rates in Korea. However, given domestic economic conditions, such as concerns over a private consumption slowdown and the need for the soft-landing of construction investments and easing financing conditions to promote corporate restructuring, expectations for lower rates may reemerge.

Government bond yields suddenly rose last November following the election of President Trump, who had supported tax cuts and expansionary fiscal policies during his campaign. However, yields have since remained stable, as such campaign promises have not been executed. Even though the United States Federal Reserve Board raised its policy rate in December 2016 and in March 2017, such increases were already reflected in the market, limiting the impact on market interest rates. However, interest rates may start to rise again in the second half of 2017 if domestic and global economic conditions improve and discussions on increases in interest rates and reductions in the balance sheet in the United States progress, which in turn may help improve net interest margins of banks.

As seen above, many uncertainties remain this year in the business environment of financial companies. Furthermore, the asset quality of household loans, the volume of which increased rapidly in 2014 and 2015 mainly with respect to banks following the deregulation of the housing market in the second half of 2014, may become a burden to financial companies in the future.

In the domestic financial market, competition in certain stable but limited markets, such as the markets for housing mortgage loans, large corporate loans and high-quality small office home office (SOHO) loans, is intensifying primarily due to the low-growth environment and the lack of appropriate investment opportunities. In addition, the prolonged low growth environment in the domestic and global economies, decline in corporate profitability and increase in household debt have resulted in the need for greater care in managing credit risk. Also, sudden movements in global capital and sharp fluctuations in the financial market due to uncertainties in the global economy need to be managed effectively.

While the real economy may slightly improve, the domestic financial environment remains vulnerable overall. There may be an outflow of capital market funds due to the possibility of a rise in interest rates resulting from the exit strategy of the United States, and domestic economic players may face increased debt repayment burdens due to higher debt accumulated during the era of low interest rates, which may in turn lead to the deterioration of asset quality of domestic financial companies. Accordingly, while measures to defend against the uncertainties of the global economy should be adopted, excessive caution should also be avoided as it may adversely affect business performance.

3)	Characteristics of the Segments and Growth Potential

☐	Lease Financing

Leasing refers to the financing of physical assets where a business entity specializing in leasing equipment purchases certain equipment, rents the equipment to a user for a certain period of time and charges a fee for the use of the equipment (leasing fees). The Specialized Credit Financial Business Act defines lease financing as a financing method whereby one party newly acquires or rents a certain item and allows another party to use such item for a certain period of time, during which the first party receives payments in regular installments, and disposes of the item in a way agreed to by the parties after conclusion of the lease period.

In Korea, lease financing was introduced in the early 1970s and provided a foundation for economic growth by facilitating corporate capital investment in the 1980–90s as well as funding into certain specialized segments, such as ships, aircraft and construction equipment.

Since the Asian financial crisis, demand for corporate leasing decreased primarily due to a decrease in corporate capital investment, a prolonged period of low interest rates and the strengthening of related accounting standards, and the scope of leased products shifted to include durable consumer goods, such as automobiles. Recently, however, construction machinery, such as large-sized cranes, and high-priced medical equipment for large-sized hospitals have increasingly been supplied through leasing.

While lease financing has contributed to industrial development through facilitating the supply of movable equipment and machinery, the industry is expected to engage in new business areas, such as real estate leasing, in order to continue to create demand and generate sources of income.

☐	New Technology Business Financing

New technology business financing provides long-term financing based on equity participation by identifying areas that lack investment due to high risk. It also provides opportunities to generate high returns through adding value via management and technical guidance. Another characteristic of the business is the relatively wide fluctuations in profits depending on conditions in the stock market. In the domestic financial market, methods to collect on one’s investment are limited (with the exception of IPOs), but venture investments are expected to continue for businesses with growth potential. In addition, new technology business financing can support the discovery of promising small- and medium-sized venture companies that may become banking customers, promote the establishment of investment associations and revitalize corporate restructuring business, including through M&A transactions.

☐	Installment Financing

Installment financing is a system whereby a consumer who wishes to purchase high-priced durable consumer goods (such as automobiles and household appliances) or a home that is difficult to purchase in a single lump sum payment receives funding to complete the purchase from an installment financing company so long as the consumer meets such company’s credit requirements. The installment financing company contracts with such a consumer to lend the funds necessary for the purchase on the condition that the good in question is purchased, and the consumer in turn pays the installment financing company a commission and repays the principal and interest in installments.

The installment financing market, unlike leases, has developed around consumer goods. Initially, installment financing revolved around housing-related installment financing. However, due to an increase in funding costs and the expansion of mortgage loans by banks, competitiveness in the housing market decreased, and installment financing companies shifted towards automobile installment financing.

Asset quality is more favorable in installment financing than in credit-based loans primarily due to the specified use of proceeds of the financing provided and the establishment of a security interest on the relevant goods. However, installment financing and credit-based lending are similar in that both are conditioned on credit, and funding capabilities and debt collection are important for success in the installment financing industry due to its nature as financing for manufacturers/sellers.

•	Overview of specialized credit finance companies

(As of March 31, 2017)
Category	Company name
Installment Finance Companies (22)	SPC Capital, Eco Capital, JB Woori Capital, JM Capital, Dongbu Capital, Donghwa Capital, Lotte Capital, Mercedes Benz Financial Services Korea, Meritz Capital, Scania Finance Korea, Aju Capital, RCI Financial Services Korea, SY Auto Capital, NH Capital, Wellix Capital, JT Capital, Doosan Capital, Cosmo Capital, Hana Capital, Heidelberg Print Finance Korea, KAIC Capital, Hyundai Capital

Category	Company name
Lease Finance Companies (25)	BNK Capital, DGB Capital, HP Financial, KB Capital, DLL, Deutsch Financial, Lotte Auto Lease, Moorim Capital, BMW Financial Services Korea, KDB Capital, Star Financial Services Korea, Shinhan Capital, CNH Lease, CXC Investment & Credit Capital, Acuon Capital, AJ Investment Partners, Orix Capital, OK Capital, JD Finance, Toyota Financial Services Korea, Volkswagen Financial Services Korea, Hankook Capital, Korea Investment Capital, Hyundai Commercial, Hyosung Capital

Credit Card Companies (8)	KB Kookmin Card, Lotte Card, BC Card, Samsung Card, Shinhan Card, Woori Card, Hana Card, Hyundai Card

New Technology Business Finance Companies (31)	W Investment Finance, Metavest, Nvestor, WidWin Investment, KClavis Investment, KT Investment, IBK Capital, NHN Investment, Nau IB Capital, Nongshim Capital, Mega Investment, Mirae Asset Capital, Mirae Equity Partners, Samsung Venture Investment, Synergy IB Investment, Aju IB Investment, Ace Investment & Finance, MK Investment, Woori Technology Investment, Genitas, Gemini Investment, Axis Investment, G&B Investment, Ubiquitous Investment, EN Investment, Korea Omega Investment Finance, Q Capital Partners, Tigris Investment, POSCO Technology Investment, HBIC

1.	Source: Financial Statistics Information System of the FSS

4)	Relevant Laws and Government Regulations

[Principal Laws and Supervisory Regulations]

•	Specialized Credit Financial Business Act, its Enforcement Decree, its Enforcement Rules

•	Supervisory Regulations Regarding the Specialized Credit Financial Business, its Enforcement Rules

[Main Contracts]

•	Limit on total assets compared to equity capital: within 10 times of equity capital

•	Limit on real estate investment for business purposes: within 100% of equity capital

•	Credit limits on affiliated companies: within 100% of equity capital

•	Adjusted capital adequacy ratio: 7% or greater

•	KRW liquidity ratio: 100% or greater

2.	Overview of KB Capital

(1)	Overview of Business Operations and Performance of Each Business Division

1)	Overview of Business Operations

KB Capital was founded in 1989 as Hanmi Leasing & Finance and mainly expanded through the leasing of medical equipment, various machinery and automobile leasing. In 2006, KB Capital expanded its automobile financing division by acquiring the automobile installment financing division of Ssangyong Capital Inc. In addition, following its acquisition by Woori Finance Holdings in October 2007, KB Capital diversified its portfolio to include corporate loans as well as personal credit loans, mortgage loans, stock loans and durable goods installment products. Furthermore, through cooperation with affiliated companies (in banking, securities and insurance), KB Capital developed joint-sales products, payment guarantee products, internet products and rental car products.

Subsequent to its inclusion as an affiliated company of KB Financial Group in March 2014, KB Capital’s business with affiliated companies in KB Financial Group, which has a strong retail banking business, is continuing to grow. In September 2015, through a joint investment with Ssangyong Motor Company, KB Capital established “SY Auto Capital,” an installment financing company exclusively for Ssangyong Motor Company, thereby becoming the first financial company to take such a step. In February 2017, as its first overseas expansion project, KB Capital established a new corporate entity named KB KOLAO Leasing to explore the local installment financing market in Laos, which started business operations with an organizational structure consisting of three divisions (Sales Support Division, Business Management Division and Risk Management Division) and six departments.

In addition, upon analyzing big data for used cars traded in Korea, in June 2016, KB Capital launched KB Cha Cha Cha (www.kbchachacha.com), a market information and trading platform for used cars, through which it provides a differentiated approach to consumer protection in the used car financing market.

KB Capital is currently preparing and implementing projects to upgrade its IT system in anticipation of the rapidly changing financial market and approaching fourth industrial revolution. In addition to the local subsidiary in Laos, additional expansion to overseas markets is being reviewed, and KB Capital plans to enter into business alliances related to electric vehicles and car sharing services to secure future growth engines.

KB Capital’s business performance for the most recent five fiscal years is as follows.

					(Unit: KRW hundred millions)
Type	1Q 2017	2016	2015	2014	2013
New business	18,492	69,474	46,101	31,361	31,118
Operating income	1,396	4,734	3,608	3,367	3,382
Net Income	364	967	631	326	541

1.	Operating income and net income are based on K-IFRS consolidated financial statements.

※	Business Performance by Sector

						(Unit: KRW millions	)
	Type	1Q 2017	2016	2015	2014	2013
	Lease execution	229,544	844,597	737,638	514,429	356,775
	Installment finance	501,170	1,667,704	871,853	921,852	1,417,224
	Rental car	47,797	158,153	78,985	49,469	12,627
New Technology Business Finance	—		—	—	—	—
	—		—	—	—	—
	—		—	—	—	—
	Loans/factoring	1,070,642	4,276,908	2,921,614	1,650,380	1,325,208
	Total	1,849,153	6,947,362	4,610,091	3,136,130	3,111,834

2)	Products and Services

Facility Lease	Financing of physical assets in the form of purchasing and renting (leasing) a certain physical good that a user has selected and receiving a fee during a certain period
Installment finance	Entering into agreements with the seller and the buyer of goods and services in a sales transaction to lend the payment amount to the buyer but provide the payment for the purchase to the seller. The buyer repays the principal and interest in installments.
New technology business finance	Investment in and loans to new technology businesses
Factoring	Receiving transfer of accounts receivable obtained by a company after supply of goods and services, and managing and servicing such accounts receivable
General loans	Providing loans for operating funds or housing purchases to companies and individuals or providing real estate project financing
Payment guarantees	Providing guarantee for payment of debt that a bank customer owes to the bank and receiving a fee in return

3)	Market Share

•	Based on Lease Execution

			(unit: KRW billions)
Type	Lease Market Size	KB Capital	Market Share
3Q 2016	9,092	631.1	6.94%
2015	13,408	737.6	5.50%
2014	12,409	514.4	4.15%
2013	9,968	356.8	3.58%
2012	10,263	290.8	2.83%
2011	10,602	335.2	3.16%
2010	9,977	370.6	3.71%
2009	7,450	312.0	4.19%
2008	10,017	273.5	2.73%
2007	9,669	230.3	2.38%
2006	7,091	218.4	3.08%

1.	Source: Credit Finance Statistics of the Credit Finance Association

4)	Based on Domestic New Car/Used Car Installment Execution

			(Units: KRW hundred millions, %)
Type	Market Size of Peer Group	KB Capital	Market Share
1Q 2017	47,130	7,375	15.65%
2016	195,265	29,679	15.20%
2015	177,717	19,349	10,89%
2014	125,733	16,752	13.32%
2013	146,344	16,989	11.61%
2012	115,689	15,128	10.70%
2011	143,395	12,581	8.80%

1.	Market size: Company data

5)	Organization

•	6 departments, 2 sections, 4 regional departments, 28 sub-sections, 21 branches, 24 teams, 10 offices

(2)	Business Performance

1)	Business Performance

		(unit: KRW millions)
Business Type	Operating Income	Remarks
Facility rental	38,373	Finance lease, operating lease
Installment finance	25,108	—
Loans/factoring	76,096	—
New technology business investment	—	—
Other	—	Deposits, Payment guarantee income, Other operating income

Total	139,577	—

1.	As of March 31, 2017

2)	Funding and Fund Management

•	Funding

							(Units: KRW millions, %)
Type	Category	1Q 2017		2016		2015		2014
		Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Funding	Shareholder’s equity	820,346	0.00%	695,473	0.00%	511,792	0.00%	416,156	0.00%
	Capital	110,295	0.00%	107,461	0.00%	107,461	0.00%	107,461	0.00%
	Capital surplus	83,982	0.00%	83,950	0.00%	83,950	0.00%	83,950	0.00%
	Hybrid capital securities	249,426	4.58%	179,572	4.58%	59,835	4.83%	0	0.00%
	Accumulated other comprehensive income	Δ5,412	0.00%	Δ4,674	0.00%	Δ5,295	0.00%	Δ2,742	0.00%
	Retained earnings	382,056	0.00%	329,165	0.00%	265,841	0.00%	227,488	0.00%
	Lease/rental deposits	400,611	0.00%	349,536	0.00%	266,155	0.00%	197,378	0.00%
	Debentures	5,990,000	2.27%	4,984,947	2.30%	3,554,375	2.65%	2,727,814	3.39%
	Other borrowings	247,500	1.66%	306,796	1.64%	244,932	2.46%	515,200	2.62%
	Provisions	2,761	0.00%	6,294	0.00%	7,316	0.00%	5,411	0.00%
	Provisions for retirement benefits	2,761	0.00%	6,294	0.00%	7,316	0.00%	5,411	0.00%
	Other	153,800	0.00%	143,965	0.00%	109,664	0.00%	90,696	0.00%

Total		7,615,018	1.99%	6,487,012	1.97%	4,694,234	2.20%	3,952,655	2.68%

1.	Based on average balances for the period.
2.	Based on K-IFRS consolidated financial statements.
3.	Δ indicates negative value.

•	Fund Management

								(Units: KRW millions, %)
Type	Category	1Q 2017		2016		2015		2014
		Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate	Average Balance	Interest Rate
Management	Lease assets	1,826,464	6.72%	1,546,636	6.90%	1,117,263	7.53%	801,036	8.02%
	Installment assets	2,211,342	5.24%	1,593,175	7.65%	1,007,312	8.45%	1,513,406	9.59%
	Factoring/loan assets	3,355,368	10.13%	3,092,925	12.02%	2,373,224	10.58%	1,488,093	12.07%
	Tangible assets	19,277	0.00%	18,205	0.00%	17,363	0.00%	14,695	0.00%
	Intangible assets	28,163	0.00%	27,350	0.00%	26,412	0.00%	26,754	0.00%
	Other assets	60,024	0.00%	48,706	0.00%	35,186	0.00%	35,197	0.00%
	Cash and deposits	105,312	0.00%	148,215	0.00%	110,031	0.00%	66,730	0.00%
	Others	9,069	0.00%	11,801	0.00%	7,443	0.00%	6,744	0.00%

Total		7,615,018	7.60%	6,487.012	9.26%	4,694,234	8.98%	3,952,655	9.84%

1.	Based on average balances for the period.
2.	Based on K-IFRS consolidated financial statements.

(3)	Performance by Business Operation

1)	Loans

A.	Loan Balance by Type

							(Unit: KRW millions)
	1Q 2017		2016		2015		2014
Type	Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance	Average Balance	Ending Balance
Loans in local currency	3,353,645	3,357,605	3,102,702	3,349,685	2,668,242	2,796,154	1,987,923	2,056,186
Loans in foreign currencies			—	—	—	—	—	—
Payment guarantees	165	159	144	172	118	109	387	418

Subtotal	3,353,810	3,357,764	3,102,846	3,349,856	2,668,360	2,796,263	1,988,310	2,056,605

Trust loans			—	—	—	—	—	—

Total	3,353,810	3,357,764	3,102,846	3,349,856	2,668,360	2,796,263	1,988,310	2,056,605

1.	Excludes subordinated loans and incidental expenses from loans.
2.	Based on K-IFRS consolidated financial statements
3.	Based on average balances for the period

B.	Loans by Use of Proceeds

					(Unit: KRW millions)
Type		1Q 2017	2016	2015	2014
Corporate Loans	Working capital loans	746,238	603,756	787,092	522,913
	Facility loans	—	—	—	—
	Special loans	—	—	—	—
Household Loans		2,508,291	2,639,094	1,908,184	1,459,433
Public/other loans	Working capital loans	—	—	—	—
	Facility loans	—	—	—	—
Remodeling savings loans		—	—	—	—
Home loans		103,235	107,006	100,987	74,258
Small- and medium-sized corporation reorganization loans		—	—	—	—

Total		3,357,764	3,349,856	2,796,263	2,056,605

1.	Excludes subordinated loans and incidental expenses.
2.	Based on K-IFRS consolidated financial statements.

(4)	Payment Guarantees

As of March 31, 2017, KB Capital has an agreement with Woori Bank to purchase overdue receivables relating to Woori Bank’s automobile installment loans. As of March 31, 2017, KB Capital recognized KRW 212,923,000 in guarantee amounts and KRW 23,351,000 in related commission income.

(5)	Securities Investment

1)	Capital Contributions

Company Name	Number of Shares	Ownership	Purchase Price	Company’s Ownership of Net Assets Invested	Book Value
Woori Blackstone Korea Opportunity No. 1	487,110,406	1.65%	487,110,406	938,487,367	938,487,367
Korea Money Brokerage	—	—	10,000,000	—	10,000,000

(As of March 31, 2017)

Summary financial information of the investee (Woori Blackstone Korea Opportunity No.1)

Assets	:	KRW 44,119,854,423

Liabilities	:	KRW 69,954,533

Net Assets	:	KRW 44,049,899,890

Operating Income/Loss	:	KRW 120,034,699

Valuation Gain/Loss		KRW -10,149,334,779

Net Income		KRW -10,029,300,080

2)	Please refer to the review report attached hereto for details on available-for-sale financial assets as of March 31, 2017.

(6)	Others

1)	Leasing Performance

(Unit: KRW millions)
	1Q 2017	2016	2015	2014	2013
Amount	299,544	844,597	737,638	514,429	356,775

*	Year-to-date

2)	Installment Finance Performance

(Unit: KRW millions)
	1Q 2017	2016	2015	2014	2013
Amount	501,170	1,667,704	871,853	921,852	1.417.224

*	Year-to-date

3)	Factoring Performance

(Unit: KRW millions)
	1Q 2017	2016	2015	2014	2013
Amount	249	12,890	22,778	4,990	4,047

*	Year-to-date

(7)	Derivatives Trading

1)	Fair Value Determination Method

The fair values of financial assets and liabilities that have an active market are determined using market prices.

The fair values of financial assets and liabilities are determined according to observable current market transaction prices and generally accepted pricing models.

Publicly available prices from active markets are used as fair values when an active market exists for financial assets and liabilities that are not measured by fair value in the consolidated financial statements. In the absence of such active markets, fair value is calculated by discounting expected future cash flow using market interest rates of similar financial products. In the case of short-term receivables and payables without a specified interest rate or financial assets and liabilities with a maturity of less than one year or a variable interest rate, book value is used as the fair value because as it is the most reasonable approximation.

2)	Contracts and Investment Gain and Loss

•	Derivative Products

KB Capital’s derivative transactions as of March 31, 2017 and December 31, 2016 are as follows. The derivatives contracts as of December 31, 2016 have all expired and been removed in full.

(As of March 31, 2017)					(Unit: KRW thousands)
Type	Purpose	Name of Financial Institution	Open Contract Amount	Gain (Loss) for Current Quarter	Gain (Loss) on Valuation of Cash Flow Hedge
—	—	—	—	—	—

1.	Prior to the reflection of deferred income tax which has been directly adjusted in shareholder’s equity.

(As of December 31, 2016)				(Unit: KRW thousands)
Type	Purpose	Name of Financial Institution	Open Interest Contract Amount	Gain (Loss) for Previous Quarter	Gain (Loss) on Valuation of Cash Flow Hedge
Interest rate swap	Risk hedging	Woori Bank	50,000,000,000	—	150,098

1.	Prior to the reflection of deferred income tax which has been directly adjusted in shareholder’s equity.

(8)	Business Facilities

1)	Branches

	(As of March 31, 2017)
Region	Branches	Offices	Total
Seoul	5	2	7
Gyeonggi Province	4	3	4
Gyeongsang-nam Province	1	—	1
Chungcheong-buk Province	1	—	1
Jeolla-buk Province	1	—	1
Jeolla-nam Province	—	1	1
Gangwon Province	—	1	1
Incheon	2	1	3
Daejon	2	1	2
Kwangju	1	—	1
Daegu	1	1	2
Ulsan	1	—	1
Busan	2	—	1

Total	21	10	31

1.	Branch offices include head office (located in Suwon).

2)	Business Facilities

				(Unit: KRW millions)
Classification	Land (Book Value)	Building (Book Value)	Total	Notes
Gangnam branch, etc.	3,892	6,472	10,364	Seoul branch, Daegu office, etc.

Total	3,892	6,472	10,364	—

1.	Measured by fair value as of the date of conversion (2010.1.1) to K-IFRS, which is recognized as the deemed cost as of such time.
2.	As of March 31, 2017

(9)	Other Matters Necessary for an Investment Decision

1)	Adjusted Equity Ratio

		(Units: KRW millions, %)
Item	1Q 2017	2016	2015	2014	2013
Adjusted equity capital (A)	814,673	802,454	585,757	472,672	503,908
Adjusted total assets (B)	7,604,450	7,235,545	5,262,971	3,943,109	3,861,468
Adjusted equity ratio (A/B)	10.71%	11.09%	11.13%	11.99%	13.05%

1.	KB Capital engages in the specialized credit finance business and its adjusted equity ratio is provided pursuant to FSS supervisory regulations.

2)	Changes in Non-performing Loans

					(Units: KRW hundred millions, %)
1Q 2017		2016		2015		2016 vs. 2015 Change
NPL balance	Ratio	NPL balance	Ratio	NPL balance	Ratio	NPL balance	Ratio
1,126	1.50%	1,064	1.49%	1,339	2.53%	62	0.01%

1.	NPL balance and ratio is the substandard and below balance and ratio in accordance with the asset quality classification standards of the Regulations on Supervision of Specialized Credit Finance Business.

3)	Allowance for Loan Losses

			(Unit: KRW hundred millions)
Item			1Q 2017	2016	2015	2014	2013
Allowance for Loan Losses	Domestic	General	721	742	887	820	705
		Special		—	—	—	—
		Sub-total	721	742	887	820	705
	Overseas	General		—	—	—	—
		Special		—	—	—	—
		Sub-total		—	—	—	—
	Total		721	742	887	820	705

Bad debt expenses			70	445	562	768	647

1.	Based on K-IFRS consolidated financial statements.
2.	Excludes operating lease assets from allowance for loans losses in accordance with the amended Regulations on Supervision of Specialized Credit Finance Business.
3.	KRW 74.1 billion in regulatory reserves for credit losses has been accumulated as of 1Q 2017 in accordance with K-IFRS.

4)	Entities with Large Amounts of Non-Performing Loans

		(Unit: KRW hundred millions)
Entity	1Q 2017 NPL Balance	2016 NPL Balance	2015 NPL Balance	2014 NPL Balance
Domestic entities	134	127	561	336
Overseas entities	—	—	—	—

1.	NPL balance is the balance of substandard and below loans of KRW1 billion or more in accordance with the asset quality classification standards of the Regulations on Supervision of Specialized Credit Finance Business.
2.	Based on report to the FSS.

(10)	Other Significant Matters

1)	Total Credits and Asset Quality Classification

							(Units: KRW millions, %)
Item		2017.3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
By credit	Total credits (A)	7,491,652	7,140,789	6,664,735	6,230,369	5,651,694	5,261,022	4,753,582	4,499,520	4,169,523
	Card	—	—	—	—	—	—	—	—	—
	Installment financing	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Lease	1,817,738	1,709,225	1,600,258	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379
	New technology	—	—	—	—	—	—	—	—	—
	Loans	3,357,764	3,349,856	3,246,902	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027
	Other	5,936	8,307	3,706	12,570	7,467	54,420	52,523	55,468	54,349
By asset quality	Normal	7,281,234	6,973,713	6,500,161	6,074,872	5,456,938	5,071,623	4,553,671	4,300,282	3,945,901
	Accumulated allowances	14,297	15,845	11,905	12,072	11,555	11,547	13,510	14,322	13,698
	Allowance ratio	0.20%	0.23%	0.18%	0.20%	0.21%	0.23%	0.30%	0.33%	0.35%
	Precautionary	97,797	58,310	57,467	57,515	56,665	56,213	67,841	83,012	111,059
	Accumulated allowances	4,990	5,400	4,882	4,715	4,495	4,372	5,837	7,657	11,110
	Allowance ratio	5.10%	9.26%	8.50%	8.20%	7.93%	7.78%	8.60%	9.22%	10.00%
	Sub–standard	20,928	17,823	22,454	20,824	30,438	32,000	42,115	27,478	26,762
	Accumulated allowances	4,204	3,795	4,213	4,510	8,141	7,832	10,319	7,473	7,696
	Allowance ratio	20.09%	21.29%	18.76%	21.66%	26.75%	24.48%	24.50%	27.20%	28.76%
	Doubtful	58,008	52,979	49,236	46,189	45,842	49,984	73,174	71,533	69,315
	Accumulated allowances	23,300	22,571	19,401	18,800	18,229	23,887	41,689	41,675	39,744
	Allowance ratio	40.17%	42.60%	39.40%	40.70%	39.77%	47.79%	56.97%	58.26%	57.34%
	Estimated loss	33,686	35,101	33,785	28,514	59,858	51,202	16,780	17,214	16,486
	Accumulated allowances	25,299	26,637	25,358	20,139	49,420	41,109	9,579	10,260	9,560
	Allowance ratio	75.10%	75.89%	75.06%	70.63%	82.56%	80.29%	57.09%	59.60%	57.99%
	Total	7,491,652	7,137,927	6,663,103	6,227,913	5,649,740	5,261,022	4,753,582	4,499,520	4,169,523
	Accumulated allowances	72,090	74,249	65,759	60,235	91,840	88,748	80,934	81,386	81,806
	Allowance ratio	0.96%	1.04%	0.99%	0.97%	1.63%	1.69%	1.70%	1.81%	1.96%
By delinquency	Delinquent amount (B)	92,508	88,072	81,554	73,551	94,086	90,592	76,190	77,701	84,344
	Less than one month	6,390	6,279	5,818	4,946	4,770	4,925	5,140	4,963	5,179
	One month and longer	86,118	81,792	75,735	68,605	89,316	85,667	71,050	72,738	79,166
	Delinquency ratio (B/A)	1.23%	1.23%	1.22%	1.18%	1.66%	1.72%	1.60%	1.73%	2.02%
	Less than one month	0.09%	0.09%	0.09%	0.08%	0.08%	0.09%	0.11%	0.11%	0.12%
	One month and longer	1.15%	1.15%	1.14%	1.10%	1.58%	1.63%	1.49%	1.62%	1.90%

1.	Based on K-IFRS consolidated financial statements
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Leased assets: terminated leases + rental assets.
4.	Based on non-depreciated balances of operating lease assets.
5.	Excludes incidental expenses

2)	Installment Financing Assets

							(Units: KRW millions, %)
Item		2017.3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
By credit	Installment financing assets (A)	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Durable goods	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Housing	—	—	—	—	—	—	—	—	—
	Machinery	—	—	—	—	—	—	—	—	—
	Other	—	—	—	—	—	—	—	—	—
By asset quality	Normal	2,276,024	2,045,263	1,786,989	1,563,121	1,273,549	1,116,262	986,974	950,444	896,604
	Accumulated allowances	2,025	2,173	1,934	2,184	2,051	2,001	2,423	2,701	2,589
	Allowance ratio	0.09%	0.11%	0.11%	0.14%	0.16%	0.18%	0.25%	0.28%	0.29%
	Precautionary	19,921	14,778	14,780	16,019	17,112	17,287	18,999	19,074	23,993
	Accumulated allowances	848	827	836	875	882	948	1,251	1,663	1,899
	Allowance ratio	4.26%	5.59%	5.66%	5.46%	5.15%	5.49%	6.58%	8.72%	7.91%
	Sub-standard	2,815	2,137	1,813	1,750	1,783	2,247	2,659	3,344	4,395
	Accumulated allowances	401	346	302	373	433	639	789	999	1,338
	Allowance ratio	14.24%	16.17%	16.67%	21.34%	24.30%	28.43%	29.67%	29.86%	30.44%
	Doubtful	9,447	9,047	8,171	8,383	8,460	8,519	8,760	9,219	9,534
	Accumulated allowances	3,133	3,218	2,705	2,938	3,143	3,328	3,545	4,003	4,440
	Allowance ratio	33.17%	35.57%	33.11%	35.04%	37.16%	39.07%	40.46%	43.42%	46.57%
	Estimated loss	2,007	2,176	2,116	1,180	604	529	723	1,056	1,242
	Accumulated allowances	1,392	1,535	1,504	810	296	272	346	648	725
	Allowance ratio	69.32%	70.55%	71.10%	68.66%	48.92%	51.48%	47.78%	61.35%	58.36%
	Total	2,310,214	2,073,401	1,813,868	1,590,452	1,301,509	1,144,845	1,018,115	983,137	935,768
	Accumulated allowances	7,799	8,099	7,282	7,181	6,805	7,189	8,353	10,014	10,990
	Allowance ratio	0.34%	0.39%	0.40%	0.45%	0.52%	0.63%	0.82%	1.02%	1.17%
By delinquency	Delinquent amount (B)	13,422	12,838	11,620	11,243	11,014	11,842	14,173	14,231	18,409
	Less than one month	878	820	843	745	731	742	896	867	878
	One month and longer	12,543	12,019	10,778	10,498	10,283	11,101	13,277	13,363	17,531
	Delinquency ratio (B/A)	0.58%	0.62%	0.64%	0.71%	0.85%	1.03%	1.39%	1.45%	1.97%
	Less than one month	0.04%	0.04%	0.05%	0.05%	0.06%	0.06%	0.09%	0.09%	0.09%
	One month and longer	0.54%	0.58%	0.59%	0.66%	0.79%	0.97%	1.30%	1.36%	1.87%

1.	Based on K-IFRS consolidated financial statements
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Excludes incidental expenses

3)	Leased Assets

							(Units: KRW millions, %)
Type		2017.3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3
Leased assets (A)		1,817,738	1,709,225	1,600,258	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379
By asset quality	Normal	1,777,337	1,695,697	1,585,803	1,480,697	1,343,019	1,256,764	1,133,950	1,063,657	956,307
	Accumulated allowances	786	787	564	788	760	733	795	813	853
	Allowance ratio	0.04%	0.05%	0.04%	0.05%	0.06%	0.06%	0.07%	0.08%	0.09%
	Precautionary	30,470	5,266	7,413	7,457	5,406	5,942	4,907	6,997	13,174
	Accumulated allowances	107	165	57	62	59	28	257	127	155
	Allowance ratio	0.35%	3.13%	0.76%	0.83%	1.10%	0.47%	5.24%	1.82%	1.18%
	Sub-standard	5,040	3,519	4,216	2,751	2,666	1,694	1,886	1,931	2,270
	Accumulated allowances	1,022	838	750	715	1,860	430	463	538	547
	Allowance ratio	20.27%	23.80%	17.79%	25.98%	69.77%	25.41%	24.56%	27.87%	24.08%
	Doubtful	4,464	4,119	2,499	1,926	2,464	1,029	1,164	1,172	1,573
	Accumulated allowances	2,635	2,927	1,442	1,427	706	620	413	464	762
	Allowance ratio	59.04%	71.06%	57.69%	74.11%	28.67%	60.25%	35.46%	39.57%	48.43%
	Estimated loss	427	624	327	372	146	65	580	196	55
	Accumulated allowances	280	481	203	206	29	9	321	58	8
	Allowance ratio	65.48%	77.09%	62.08%	55.56%	19.73%	13.23%	55.41%	29.68%	13.61%
	Total	1,817,738	1,709,225	1,600,258	1,493,203	1,353,701	1,265,494	1,142,486	1,073,952	973,379
	Accumulated allowances	4,829	5,197	3,016	3,199	3,414	1,820	2,249	2,000	2,324
	Allowance ratio	0.27%	0.30%	0.19%	0.21%	0.25%	0.14%	0.20%	0.19%	0.24%
By delinquency	Delinquent amount (B)	7,465	5,425	4,244	3,413	3,138	2,842	4,065	4,185	4,596
	Less than one month	272	393	274	139	104	90	233	119	140
	One month and longer	7,192	5,033	3,970	3,274	3,035	2,753	3,831	4,066	4,456
	Delinquency ratio (B/A)	0.41%	0.32%	0.27%	0.23%	0.23%	0.22%	0.36%	0.39%	0.47%
	Less than one month	0.01%	0.02%	0.02%	0.01%	0.01%	0.01%	0.02%	0.01%	0.01%
	One month and longer	0.40%	0.29%	0.25%	0.22%	0.22%	0.22%	0.34%	0.38%	0.46%

1.	Based on K-IFRS consolidated financial statements.
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Based on non-depreciated balances of operating lease assets
4.	Excludes incidental expenses

4)	Loans

								(Units: KRW millions, %)
Type		2017. 3	2016. 12	2016. 9	2016. 6	2016. 3	2015. 12	2015. 9	2015. 6	2015. 3	2014. 12
Loans (A)		3,357,764	3,349,856	3,246,902	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027	2,056,605
By asset quality	Normal	3,224,196	3,228,916	3,126,720	3,022,314	2,834,071	2,645,444	2,381,315	2,231,859	2,039,641	1,894,298
	Accumulated allowances	11,309	12,684	9,267	8,955	8,627	8,683	10,153	10,657	10,113	9,632
	Allowance ratio	0.35%	0.39%	0.30%	0.30%	0.30%	0.33%	0.43%	0.48%	0.50%	0.51%
	Precautionary	47,363	38,248	35,263	34,023	34,136	32,966	43,922	56,906	73,869	71,187
	Accumulated allowances	3,886	4,256	3,855	3,648	3,432	3,279	4,187	5,705	8,805	8,553
	Allowance ratio	8.21%	11.13%	10.93%	10.72%	10.05%	9.95%	9.53%	10.03%	11.92%	12.02%
	Sub-standard	13,022	12,129	16,382	16,269	25,944	28,031	37,551	22,180	20,076	19,237
	Accumulated allowances	2,771	2,604	3,152	3,411	5,839	6,758	9,063	5,931	5,808	5,487
	Allowance ratio	21.28%	21.47%	19.24%	20.97%	22.50%	24.11%	24.13%	26.74%	28.93%	28.52%
	Doubtful	42,365	38,710	37,563	34,886	34,054	39,570	62,524	60,405	57,542	58,008
	Accumulated allowances	16,232	15,214	14,291	13,477	13,415	18,719	37,159	36,608	34,017	34,606
	Allowance ratio	38.31%	39.30%	38.05%	38.63%	39.39%	47.31%	59.43%	60.60%	59.12%	59.66%
	Estimated loss	30,818	31,853	30,975	26,653	58,859	50,252	15,146	15,614	14,899	13,876
	Accumulated allowances	23,195	24,171	23,282	18,812	48,845	40,472	8,582	9,205	8,537	7,590
	Allowance ratio	75.26%	75.88%	75.16%	70.58%	82.99%	80.54%	56.66%	58.95%	57.30%	54.70%
	Total	3,357,764	3,349,856	3,246,902	3,134,145	2,987,064	2,796,263	2,540,458	2,386,964	2,206,027	2,056,605
	Accumulated allowances	57,394	58,930	53,848	48,304	80,157	77,910	69,143	68,106	67,281	65,869
	Allowance ratio	1.71%	1.76%	1.66%	1.54%	2.68%	2.79%	2.72%	2.85%	3.05%	3.20%
By delinquency	Delinquent amount (B)	70,765	69,036	65,009	58,277	79,455	75,365	57,504	58,842	60,912	57,639
	Less than one month	5,217	5,041	4,689	4,035	3,928	4,072	3,998	3,952	4,152	3,823
	One month and longer	65,548	63,994	60,320	54,243	75,527	71,293	53,506	54,889	56,760	53,816
	Delinquency ratio (B/A)	2.11%	2.06%	2.00%	1.86%	2.66%	2.70%	2.26%	2.64%	2.76%	2.80%
	Less than one month	0.16%	0.15%	0.14%	0.13%	0.13%	0.15%	0.16%	0.18%	0.19%	0.19%
	One month and longer	1.95%	1.91%	1.86%	1.73%	2.53%	2.55%	2.11%	2.46%	2.57%	2.62%

1.	Based on K-IFRS consolidated financial statements.
2.	Asset quality classification (including accumulated allowances) based on the asset quality classification standards and business report drafting standards under the Regulations on Supervision of Specialized Credit Finance Business.
3.	Excludes incidental expenses

III.	FINANCIAL MATTERS OF KB CAPITAL

1.	Summary Financial Data

(1)	Summary Consolidated Financial Statements

Classification	1Q 2017	2016	2015
Cash and cash equivalents	83,678,621,219	126,938,434,104	246,561,443,413
Available-for-sale financial assets	3,262,485,145	3,894,025,962	4,537,793,647
Investments in associates	5,287,392,819	5,693,239,040	9,481,190,403
Loans and receivables	7,351,364,094,482	7,019,722,445,284	5,156,593,829,246
Property and equipment	19,761,992,824	18,792,963,721	16,953,311,453
Intangible assets	28,261,136,904	28,064,138,319	26,587,949,419
Investment properties	1,328,884,888	1,328,884,888	1,328,884,888
Other assets	284,268,376,598	248,388,580,218	125,637,496,603

Total assets	7,777,212,984,879	7,452,822,711,536	5,587,681,899,072

Borrowings	215,000,000,000	280,000,000,000	344,660,000,000
Debentures	6,149,015,313,293	5,819,381,289,621	4,215,746,893,491
Provisions	611,680,132	506,496,420	408,897,066
Other liabilities	578,494,509,531	546,334,313,903	448,119,562,882

Total liabilities	6,943,121,502,956	6,646,222,099,944	5,008,935,353,439

Equity attributable to Shareholder of the Parent company	828,717,998,672	806,600,611,592	578,746,545,633
Share capital	107,460,640,000	107,460,640,000	107,460,640,000
Hybrid equity securities	249,425,800,000	249,425,800,000	99,742,700,000
Capital surplus	83,949,698,257	83,949,698,257	83,949,698,257
Accumulated other comprehensive income	(5,689,162,540)	(4,868,096,832)	(4,822,731,311)
Retained earnings	393,571,022,955	370,632,570,167	292,416,238,687
Non-controlling interests	5,373,483,251	—	—

Total equity	834,091,481,923	806,600,611,592	578,746,545,633

Operating profit	47,782,532,532	127,449,218,497	82,308,674,879
Profit before income tax	47,331,279,747	123,652,823,012	82,414,752,985
Profit for the period	36,436,457,441	96,696,386,892	63,086,514,881
Profit attributable to shareholder of the parent company	36,528,445,037
Profit attributable to non-controlling interests	(91,987,596)

Total comprehensive income for the period	35,347,862,580	96,651,021,371	63,446,124,720

Total comprehensive income for the period attributable to shareholder of the parent company	35,707,379,329	—	—

Total comprehensive income for the period attributable to non-controlling interests	(359,516,749)	—	—

2.	Consolidated Financial Statements

A.	Consolidated Statements of Financial Position

Company: KB Capital						(Unit: KRW)
Classification	Note	1Q 2017		2016		2015
Assets	—	—	—	—	—	—	—
Cash and cash equivalents	25	83,678,621,219	—	126,938,434,104	—	246,561,443,413	—
Available-for-sale financial assets	5,7	3,262,485,145	—	3,894,025,962	—	4,537,793,647	—
Investments in associates	8	5,287,392,819	—	5,693,239,040	—	9,481,190,403	—
Loans and receivables	5,9,25	7,351,364,094,482	—	7,019,722,445,284	—	5,156,593,829,246	—
Property and equipment	10	19,761,992,824	—	18,792,963,721	—	16,953,311,453	—
Intangible assets	11	28,261,136,904	—	28,064,138,319	—	26,587,949,419	—
Investment properties	—	1,328,884,888	—	1,328,884,888	—	1,328,884,888	—
Other assets	12	284,268,376,598	—	248,388,580,218	—	125,637,496,603	—
Total assets	—	—	7,777,212,984,879	—	7,452,822,711,536	—	5,587,681,899,072
Liabilities	—	—	—	—	—	—	—
Borrowings	5,13	215,000,000,000	—	280,000,000,000	—	344,660,000,000	—
Debentures	5,14	6,149,015,313,293	—	5,819,381,289,621	—	4,215,746,893,491	—
Provisions	—	611,680,132	—	506,496,420	—	408,897,066	—
Net defined benefit liabilities	15	3,361,770,157	—	2,159,293,520	—	5,799,737,886	—
Income tax payable	—	19,531,626,545	—	15,862,178,016	—	6,621,379,611	—
Other financial liabilities	5,16,25	484,740,172,393	—	456,654,328,382	—	374,863,363,578	—
Other liabilities	17	36,847,139,791	—	35,570,349,891	—	29,395,643,831	—
Deferred tax liabilities	—	34,013,800,645	—	36,088,164,094	—	30,876,820,570	—
Derivative liabilities	—	—	—	—	—	562,617,406	—
Total liabilities	—	—	6,943,121,502,956	—	6,646,222,099,944	—	5,008,935,353,439
Equity	—	—	—	—	—	—	—
Equity attributable to shareholder of the parent company	—	—	828,717,998,672	—	—	—	—
Share capital	—	107,460,640,000	—	107,460,640,000	—	107,460,640,000	—
Hybrid equity securities	18,25	249,425,800,000	—	249,425,800,000	—	99,742,700,000	—
Capital surplus	—	83,949,698,257	—	83,949,698,257	—	83,949,698,257	—
Accumulated other comprehensive income	19	(5,410,713,830)	—	(4,868,096,832)	—	(4,822,731,311)	—
Retained earnings	20	397,087,321,389	—	370,632,570,167	—	292,416,238,687	—
Non-controlling interest equity	—	—	5,373,483,251	—	—	—	—
Total equity	—	—	834,091,481,923	—	806,600,611,592	—	578,746,545,633
Total liabilities and equity	—	—	7,777,212,984,879	—	7,452,822,711,536	—	5,587,681,899,072

B.	Consolidated Statements of Comprehensive Income

Company: KB Capital					(Unit: KRW)
Classification	Note	1Q 2017	1Q 2016	2016	2015
I. Operating Profit	—	47,782,532,532	23,951,954,806	127,449,218,497	82,308,674,879
1. Net interest income	6,21,25	71,274,943,350	55,166,738,886	246,635,492,557	195,371,258,315
Interest income	21	109,589,174,650	87,781,082,476	384,661,249,175	312,645,376,091
Interest expense	—	(38,314,231,300)	(32,614,343,590)	(138,025,756,618)	(117,274,117,776)
2. Net fee and commission income	6,22,25	18,865,862,674	11,055,070,813	54,997,678,317	33,568,356,974
Fee and commission income	22,25	22,457,186,490	13,079,971,872	64,980,106,406	38,912,433,129
Fee and commission expense	—	(3,591,323,816)	(2,024,901,059)	(9,982,428,089)	(5,344,076,155)
3. Dividend income	—	—	183,209,055	995,510,835	1,003,238,166
4. Provision for credit losses	—	(7,039,395,607)	(13,986,738,712)	(44,641,592,908)	(56,186,409,459)
5. General and administrative expenses	23,25	(23,077,600,780)	(17,899,423,529)	(93,009,820,244)	(70,789,535,657)
6. Other operating loss, net	23,25	(12,241,277,105)	(10,566,901,707)	(37,528,050,060)	(22,373,887,709)
II. Net non-operating profit (loss)	8,25	(451,252,785)	(314,683,038)	(3,796,395,485)	106,078,106
III. Profit before income tax	—	47,331,279,747	23,637,271,768	123,652,823,012	82,414,752,985
IV. Income tax expense	—	10,894,822,306	4,354,109,191	26,956,436,120	19,328,238,104
V. Profit for the period (quarter)	—	36,436,457,441	19,283,162,577	96,696,386,892	63,086,514,881
VI. Other comprehensive income (loss) for the period (quarter)	—	(1,088,594,861)	186,867,552	(45,365,521)	359,609,839
1. Items that will not be reclassified to profit or loss	—	—	—	—	—
(1) Remeasurements of net defined benefit liabilities	15,19	(89,383,490)	(54,448,627)	(312,397,888)	324,229,782
2. Items that may be reclassified subsequently to profit or loss	—	—	—	—	—
(1) Change in value of available-for-sale financial assets	19	(453,233,508)	127,541,764	(159,431,627)	(222,210,586)
(2) Currency translation adjustments	19	(545,977,863)	—	—	—
(3) Cash flow hedges	19	—	113,774,415	426,463,994	257,590,643
VII. Total comprehensive income for the period	—	35,347,862,580	19,470,030,129	96,651,021,371	63,446,124,720
1. Profit for the period (quarter) attributable to:	—	36,436,457,441	19,283,162,577	96,696,386,892	63,086,514,881
(1) Shareholder of the parent company	—	36,528,445,037	19,283,162,577	96,696,386,892	63,086,514,881
(2) Non-controlling interests	—	(91,987,596)	—	—	—
2. Total comprehensive income for the period (quarter) attributable to:	—	35,347,862,580	19,470,030,129	96,651,021,371	63,446,124,720
(1) Shareholder of the parent company	—	35,707,379,329	19,470,030,129	96,651,021,371	63,446,124,720
(2) Non-controlling interests	—	(359,516,749)	—	—	—
VIII. Earnings per share of shareholder of the parent company	—	—	—	—	—
1. Basic earnings per common share	—	1,567	840	4,139	2,817
2. Diluted earnings per common share	—	1,567	840	4,139	2,817

Consolidated Statements of Changes in Equity

Company: KB Capital	(Unit: KRW)

		Equity attributable to shareholders of the parent company
Classification	Note	Share capital	Hybrid equity securities	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total equity
January 1, 2015	—	107,460,640,000	—	83,949,698,257	(5,182,341,150)	241,541,087,998	427,769,085,105	—	427,769,085,105
Issuance of hybrid equity securities	—	—	99,742,700,000	—	—	—	99,742,700,000	—	99,742,700,000
Dividends on hybrid equity securities	—	—	—	—	—	(2,539,906,592)	(2,539,906,592)	—	(2,539,906,592)
Dividends	—	—	—	—	—	(9,671,457,600)	(9,671,457,600)	—	(9,671,457,600)
Total comprehensive income for the period	—	—	—	—	359,609,839	63,086,514,881	63,446,124,720	—	63,446,124,720
Profit for the period	—	—	—	—	—	63,086,514,881	63,086,514,881	—	63,086,514,881
Change in value of available-for-sale financial assets	—	—	—	—	(222,210,586)	—	(222,210,586)	—	(222,210,586)
Remeasurement of net defined benefit liabilities	—	—	—	—	324,229,782	—	324,229,782	—	324,229,782
Cash flow hedges	—	—	—	—	257,590,643	—	257,590,643	—	257,590,643
December 31, 2015	—	107,460,640,000	99,742,700,000	83,949,698,257	(4,822,731,311)	292,416,238,687	578,746,545,633	—	578,746,545,633
January 1, 2016	—	107,460,640,000	99,742,700,000	83,949,698,257	(4,822,731,311)	292,416,238,687	578,746,545,633	—	578,746,545,633
Issuance of hybrid equity securities	—	—	149,683,100,000	—	—	—	149,683,100,000	—	149,683,100,000
Dividend on hybrid equity securities	—	—	—	—	—	(7,733,991,412)	(7,733,991,412)	—	(7,733,991,412)
Dividends	—	—	—	—	—	(10,746,064,000)	(10,746,064,000)	—	(10,746,064,000)
Total comprehensive income for the period	—	—	—	—	(45,365,521)	96,696,386,892	96,651,021,371	—	96,651,021,371
Profit for the period	—	—	—	—	—	96,696,386,892	96,696,386,892	—	96,696,386,892
Change in value of available-for-sale financial assets	—	—	—	—	(159,431,627)	—	(159,431,627)	—	(159,431,627)
Remeasurement of net defined benefit liabilities	—	—	—	—	(312,397,888)	—	(312,397,888)	—	(312,397,888)
Cash flow hedges	—	—	—	—	426,463,994	—	426,463,994	—	426,463,994
December 31, 2016	—	107,460,640,000	249,425,800,000	83,949,698,257	(4,868,096,832)	370,632,570,167	806,600,611,592	—	806,600,611,592

		Equity attributable to shareholders of the parent company
Classification	Note	Share capital	Hybrid equity securities	Capital surplus	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total equity
January 1, 2016 (beginning of period)	—	107,460,640,000	99,742,700,000	83,949,698,257	(4,822,731,311)	292,416,238,687	578,746,545,633	—	578,746,545,633
Consolidated profit for the quarter	—	—	—	—	—	19,283,162,577	19,283,162,577	—	19,283,162,577
Change in value of available-for-sale financial assets	—	—	—	—	127,541,764	—	127,541,764	—	127,541,764
Cash flow hedges	—	—	—	—	113,774,415	—	113,774,415	—	113,774,415
Remeasurement of net defined benefit liabilities	—	—	—	—	(54,448,627)	—	(54,448,627)	—	(54,448,627)
Issuance of hybrid equity securities	18	—	49,890,700,000	—	—	—	49,890,700,000	—	49,890,700,000
Dividend on hybrid equity securities	—	—	—	—	—	(1,219,119,222)	(1,219,119,222)	—	(1,219,119,222)
Dividends	—	—	—	—	—	(10,746,064,000)	(10,746,064,000)	—	(10,746,064,000)
March 31, 2016 (end of quarter)	—	107,460,640,000	149,633,400,000	83,949,698,257	(4,635,863,759)	299,734,218,042	636,142,092,540	—	636,142,092,540
January 1, 2017 (beginning of period)	—	107,460,640,000	249,425,800,000	83,949,698,257	(4,868,096,832)	370,632,570,167	806,600,611,592	—	806,600,611,592
Consolidated profit for the quarter	—	—	—	—	—	36,528,445,037	36,528,445,037	(91,987,596)	36,436,457,441
Change in value of available-for-sale financial assets	—	—	—	—	(453,233,508)	—	(453,233,508)	—	(453,233,508)
Currency translation adjustments	—	—	—	—	(278,448,710)	—	(278,448,710)	(267,529,153)	(545,977,863)
Remeasurement of net defined benefit liabilities	—	—	—	—	(89,383,490)	—	(89,383,490)	—	(89,383,490)
Acquisition of investments in subsidiaries	—	—	—	—	—	—	—	5,733,000,000	5,733,000,000
Dividend on hybrid equity securities	—	—	—	—	—	(2,843,928,249)	(2,843,928,249)	—	(2,843,928,249)
Dividends	—	—	—	—	—	(10,746,064,000)	(10,746,064,000)	—	(10,746,064,000)
March 31, 2017 (end of quarter)	—	107,460,640,000	249,425,800,000	83,949,698,257	(5,689,162,540)	393,571,022,955	828,717,998,672	5,373,483,251	834,091,481,923

Consolidated Statements of Cash Flow

Company: KB Capital	(Unit: KRW)

Classification	Note	1Q 2017	1Q 2016	2016	2015
I. Net cash used in operating activities	—	(308,315,166,458)	(401,653,656,138)	(1,783,799,337,976)	(1,140,145,096,371)
Cash flows generated from operating activities	26	(399,589,394,714)	(479,847,600,695)	(2,127,596,587,695)	(1,413,483,390,578)
Interest income received	—	134,355,446,118	109,857,665,675	479,500,366,692	385,938,614,304
Interest expense paid	—	(33,954,717,193)	(28,488,245,073)	(124,208,817,069)	(108,900,570,639)
Dividend income received	—	—	183,209,055	995,510,835	1,003,238,166
Income tax paid	—	(9,126,500,669)	(3,358,685,100)	(12,489,810,739)	(4,702,987,624)
II. Net cash used in investing activities	—	(8,273,027,841)	(1,797,448,529)	(7,023,296,373)	(9,646,027,125)
1. Cash generated from investing activities	—	480,000	1,351,156,096	3,401,138,876	2,797,923,198
Disposal of available-for-sale financial assets	7	480,000	660,056,096	2,836,593,423	2,335,423,198
Disposal of intangible assets	—	—	691,100,000	500,000,000	382,500,000
Disposal of property and equipment	—	—	—	64,545,453	80,000,000
2. Cash used in investing activities	—	(8,273,507,841)	(3,148,604,625)	(10,424,435,249)	(12,443,950,323)
Acquisition of available-for-sale financial assets	—	—	—	2,800,020,000	300,000,000
Acquisition of property and equipment	—	2,108,518,110	1,885,615,725	5,839,326,349	1,804,900,323
Acquisition of intangible assets	—	197,989,731	1,262,988,900	1,785,088,900	539,050,000
Acquisition of investments in associates	—	5,967,000,000	—	—	9,800,000,000
III. Net cash generated from financing activities	—	262,147,375,000	303,507,821,575	1,671,199,625,040	1,351,622,668,770
1. Cash generated from financing activities	—	810,000,000,000	709,890,700,000	3,329,683,100,000	2,704,402,700,000
Increase in debentures	—	770,000,000,000	660,000,000,000	2,850,000,000,000	2,310,000,000,000
Issuance of hybrid equity securities	18	—	49,890,700,000	149,683,100,000	99,742,700,000
Increase in borrowings	—	40,000,000,000	—	330,000,000,000	294,660,000,000
2. Cash used in financing activities	—	(547,852,625,000)	(406,382,878,425)	(1,658,483,474,960)	(1,352,780,031,230)
Decrease in Borrowings	—	105,000,000,000	50,000,000,000	394,660,000,000	310,000,000,000
Decrease in debentures	—	440,000,000,000	355,000,000,000	1,245,000,000,000	1,030,000,000,000
Decrease in derivatives	—	—	180,753,425	604,410,960	653,698,630
Dividend on hybrid equity securities	—	2,852,625,000	1,202,125,000	7,473,000,000	2,454,875,000
Dividends paid	—	—	—	10,746,064,000	9,671,457,600
IV. Increase in cash and cash equivalents due to change in scope of consolidation	—	11,700,000,000	—	—	—
V. Net increase (decrease) in cash and cash equivalents	—	(42,740,819,299)	(99,943,283,092)	(119,623,009,309)	201,831,545,274
VI. Cash and cash equivalents at the beginning of the period	—	126,938,434,104	246,561,443,413	246,561,443,413	44,729,898,139
VII. Effect of exchange rate change on foreign currency	—	(518,993,586)	—	—	—
VIII. Cash and cash equivalents at the end of the period	—	83,678,621,219	146,618,160,32 1	126,938,434,104	246,561,443,413

Statements of Appropriation of Retained Earnings

Company: KB Capital	(Unit: KRW)

Classification	2016		2015		2014
I. Retained earnings before appropriation	—	306,910,466,914	—	248,436,004,804	—	211,904,152,264
1. Unappropriated retained earnings carried over from prior years	217,948,071,434	—	187,889,396,515	—	179,266,623,885	—
2. Dividend on hybrid equity securities	(7,733,991,412)	—	(2,539,906,592)	—	—	—
3. Profit for the period	96,696,386,892	—	63,086,514,881	—	32,637,529,379	—
II. Appropriation of retained earnings	—	24,011,112,857	—	30,487,933,370	—	24,014,756,749
1. Legal reserves	1,075,000,000	—	1,075,000,000	—	968,000,000	—
2. Regulatory reserves for credit loss	12,190,048,857	—	18,666,869,370	—	13,375,299,149	—
3. Dividends Cash dividends Dividend per common share (ratio) 2016: KRW 500 (10.0%) 2015: KRW 500 (10.0%) 2014: KRW 450 (9.0%)	10,746,064,000		10,746,064,000		9,671,457,600	—
III. Unappropriated retained earnings to be carried over to the subsequent year	—	282,899,354,057	—	217,948,071,434	—	187,889,396,515

3.	Notes to Consolidated Financial Statements

1.	General Information

The general information of KB Capital and its subsidiaries (the “KBC Group”) in accordance with Korean IFRS 1110 Consolidated Financial Statements is as follows.

KB Capital was established in September 1989 and is engaged in the facilities’ lease, installment financing, factoring and new technology financing.

Upon incorporation, KB Capital’s stock amounted to 10 billion Korean won. As a result of several capital increases by issuing new stocks and reduction of capital since incorporation, as of March 31, 2017, KB Capital’s stock amounted to 107.5 billion Korean won. On November 19, 1996, KB Capital listed its common shares on the Korea Exchange.

On March 20, 2014, KB Financial Group Inc. purchased 11,180,630 common shares from Woori Finance Holdings Co., Ltd. and became KB Capital’s largest shareholder.

As of March 31, 2017, KB Capital’s shareholders and their respective percentage of ownership are as follows:

Shareholder	Number of shares owned	Percentage of ownership (%)
KB Financial Group	11,180,630	52.02%
KB Asset Management	4,203,545	19.56%
National Pension Corporation	1,533,491	7.14%
Employee Stock Ownership Association	8,362	0.04%
Others	4,566,100	21.24%

Total	21,492,128	100.00%

1.1	Consolidated Subsidiaries

Details of the consolidated subsidiaries as of March 31, 2017 are as follows:

	Location	Controlling percentage of ownership	Closing month	Main business
KB KOLAO Leasing Co., Ltd.	Laos	51%	December	Auto installment financing

1.2	Changes in Scope for Consolidation

Subsidiaries newly included in the consolidation during the three-month period ended March 31, 2017:

Subsidiary	Reason
KB KOLAO Leasing Co., Ltd.	Newly acquired

2.	Significant Accounting Policies

The significant accounting policies applied in the preparation of the financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

2.1	Basis of Preparation

The KBC Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying interim consolidated financial statements have been prepared, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of KB Capital and its subsidiaries have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of consolidated interim financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the KBC Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated interim financial statements are disclosed in Note 3.

The KBC Group’s consolidated interim financial statements as of and for the three-month period ended March 31, 2017, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These consolidated interim financial statements of the KBC Group have been prepared in accordance with Korean IFRS, effective as of March 31, 2017.

(1)	New and amended standards adopted by the KBC Group

The KBC Group newly applied the following amended and enacted standards and interpretation for the annual period beginning on January 1, 2017, and this application does not have a material impact on the financial statements.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendment to Korean IFRS 1112 clarifies that disclosure of other items other than the condensed financial information stipulated in Korean IFRS 1112 is required even if the equity interest in other companies is classified as held for sale or discontinued operations in accordance with Korean IFRS 1105.

(2)	New standards and interpretations not yet adopted by the KBC Group

New standards and interpretations issued, but not effective for the financial period beginning January 1, 2017, and not early adopted are as follows.

•	Amendments to Korean IFRS 1028 Investments in Associates

Amendments to Korean IFRS 1028 clarifies that venture capital investment trusts, mutual funds, etc., are valued at fair value rather than equity method, it is clarified that it is applicable to each equity interest. This amendment is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The KBC Group does not expect the amendments to have a significant impact on the consolidated financial statements since the KBC Group does not apply the above exemption provisions because it is not a venture capital investment organization.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. This amendment will be effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The KBC Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	Enactments of Korean IFRIC 2122 Foreign Currency Transactions and Advance Consideration

According to the enacted Interpretation, the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income(or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the prepayment or receipt of advance consideration. In case there are multiple payments or receipts in advance, the entity should determine a date of the transaction for each payment or receipt of advance consideration. This enactments is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The KBC Group does not expect the enactment to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The KBC Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the KBC Group’s financial statements due to the application of the standard is dependent on judgments made in applying the standard, financial instruments held by the KBC Group and macroeconomic variables.

Within the KBC Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The KBC Group is analyzing financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Task
Stage 1	Analysis of standard difference, financial impact analysis, methodology development
Stage 2	Establish methodology and develop business definition, system construction and test
Stage 3	Parallel settlement, preparation of financial statement

Meanwhile, the following areas are likely to be affected in general.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the KBC Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Business model	Contractual cash flows characteristics
	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]
Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]	Recognized at fair value through profit or loss[2]
Hold for trading and others	Measured at fair value through profit or loss

1	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
2	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

(b)	Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

(c)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected credit loss impairment model’ which replaces the incurred loss model under Korean IFRS 1039 that impaired assets if there is an objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The KBC Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition[1]	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)
2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)
3	Credit-impaired

1	If the financial instrument has low credit risk at the reporting date, the KBC Group may assume that the credit risk has not increased significantly since initial recognition.

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

•	Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

The KBC Group will apply Korean IFRS 1115 for annual reporting periods beginning on or after January 1, 2018, and will apply the standard retrospectively to prior reporting period presented in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors and apply simplified transition method with no restatement for completed contracts and other as of January 1, 2017.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The KBC Group is in the process of analyzing the financial impact of adopting Korean IFRS 1115 on its consolidated financial statements.

2.2.	Accounting policy

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2016, except for the changes due to the application of amendment and enactments of standards described in Note 2.1(a) and the one described below.

Income tax expense for the interim period is recognized based on management’s estimate of the average annual income tax rate expected for the full financial year.

3.	Significant Estimates and Assumptions

The KBC Group assumes and estimates about its future events. Assumptions and estimates are assessed regularly given the future events reasonably foreseen by past experience and current situation. The estimates may be different from actual results.

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2016, except for method of estimation used to determine income tax expense.

4.	Financial Risk Management

The KBC Group’s operating activity is exposed to various financial risks; hence, the KBC Group is required to analyze and assess the level of complex risks, determine the level of risks to be accepted or manage the risks.

The interim consolidated financial statements do not include all financial risk management and disclosure requirements required by the annual consolidated financial statements, These refer to the consolidated financial statements for the year ended December 31, 2016.

The KBC Group’s risk management departments and other risk management policies have not changed significantly since the end of the reporting period.

5.	The fair value of financial assets and liabilities

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The best estimate of the fair value of financial instruments is the quoted price in the active market. The KBC Group believes that the fair value and its measurement method of financial instruments is appropriate and reasonable, however, it may be changed under another measurement method or assumption. As various methods have been adopted to calculate fair value of financial instruments and a number of assumptions have been made, it is hard to reasonably compare the fair values of financial instruments measured by different financial institutions.

(1)	Determination of the fair value.

1)	Financial instruments are measured at fair value using a quoted market price in active markets.

2)	Financial instruments except derivative instruments measured at fair value using observable market price and generally accepted pricing model.

3)	If the quoted market price is not available, derivative instruments are measured at discounted cash flow using yield curve.

4)	The fair value of financial instruments is the quoted price if there is an active market. If there is no active market, financial instruments are measured at discounted cash flow using similar financial product’s market interest rate. The carrying value of short-term receivables, short-term payables, and floating rate financial instruments with maturities less than one year, is regarded an representative of fair value.

The carrying amounts and fair values of financial instruments that present fair value at the end of the current and previous periods are as follows (Unit: KRW thousands):

	March 31, 2017		December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Loans and receivables	7,351,364,094	7,357,492,102	7,019,722,445	7,017,224,152
Financial liabilites
Borrowings	215,000,000	215,121,910	280,000,000	279,861,948
Debentures	6,149,015,313	6,167,981,680	5,819,381,290	5,825,403,546
Other financial liabilities	484,740,172	479,122,415	456,654,328	427,163,126

Total	6,848,755,485	6,862,226,005	6,556,035,618	6,532,428,620

(2) Details of available-for-sale financial assets that are measured at acquisition cost due to inability to measure the reliable fair value as of March 31, 2017 and December 31, 2016 are as follows (Unit: KRW thousands):

		March 31, 2017	December 31, 2016
AFS financial assets	Capital contributions	10,000	10,000

(3)	Hierarchy of the fair value

The KBC Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

•	Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., prices) or indirectly (i.e., derived from prices).

•	Level 3: Fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Fair value hierarchy of financial assets and liabilities measured at fair value as of March 31, 2017 and December 31, 2016 is as follows (Unit: KRW thousands):

	March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
AFS financial assets	1,979,565	—	1,272,920	3,252,485

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial assets:
AFS financial assets	2,571,547	39,559	1,272,920	3,884,026

(4) Changes in financial assets and liabilities classified into Level 3 for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW thousands):

	Transfer into/out of Level 3 for the three-month periods ended March 31, 2017
	January 1, 2017	Acquisition	Disposition	OCI	Net income (loss)	March 31, 2017
AFS financial assets	1,272,920	—	—	—	—	1,272,920

	Transfer into/out of Level 3 for the three-month periods ended March 31, 2016
	January 1, 2016	Acquisition	Disposition	OCI	Net income (loss)	March 31, 2016
AFS financial assets	4,488,541	—	(660,055)	168,172	(326,605)	3,670,053

(5) Details of fair value hierarchy by level for financial instruments which the fair value is disclosed as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017
	Fair value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and receivables	—	—	7,357,492,102	7,357,492,102

Financial liabilities:
Borrowings	—	215,121,910	—	215,121,910
Debentures	—	6,167,981,680	—	6,167,981,680
Other financial liabilities	—	—	479,122,415	479,122,415

Subtotal	—	6,383,103,590	479,122,415	6,862,226,005

	December 31, 2016
	Fair value
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and receivables	—	—	7,017,224,152	7,017,224,152

Financial liabilities:
Borrowings	—	279,861,948	—	279,861,948
Debentures	—	5,825,403,546	—	5,825,403,546
Other financial liabilities	—	—	427,163,126	427,163,126

Subtotal	—	6,105,265,494	427,163,126	6,532,428,620

(6) Following table explains the valuation method used in fair value measurement of Level 2 and Level 3, input variables significant but not observable and correlation between input variables not observable and measured value of fair value (Unit: KRW thousands):

Classification		March 31, 2017	December 31, 2016	Valuation techniques	Significant unobservable variables	Relationship between unobservable variables and fair value measurement
Financial instruments measured at fair value in the statement of financial position
AFS financial assets: Indirect investment assets (funds)	Level 2	—	39,559	Standard market price	Not applicable	Not applicable
AFS financial assets: Equity securities	Level 3	1,272,920	1,272,920

Discounted cash flows

In order to estimate future cash flows, assumptions, not based on either observable quoted price or ratios, such as ratio of increase in sales, ratio of operating profit before tax and weighted-average cost of capital, are used in part. To discount future cash flows, weighted-average cost of capital is computed by Capital Assets Pricing Model.

					Ratio of increase in sales Ratio of operating profit before tax Weighted- average cost of capital	Fair value of equity security will increase (decrease), provided that both ratio of increase in sales and ratio of operating profit before tax increase (decrease), and weighted-average cost of capital decrease (increase).
Financial instruments not measured but disclosed at fair value in the statement of financial position
Financial assets	Level 3	7,357,492,102	7,017,224,152

Discounted cash flows

Fair values of financial assets are measured by discounting future cash flows of debt securities with market interest rate applied to entities whose credit rating is similar to that of borrower’s credit rating

					Discount rate Base rate	If the discount rate declines due to the decline in the base rate, the fair value will increase.
Financial liabilities	Level 2	6,383,103,590	6,105,265,494	Discounted cash flows Fair values of financial liabilities are measured by discounting future cash flows with market interest rate reflecting the KBC Group’s credit rating.	Discount rate Base rate	If the discount rate declines due to the decline in the base rate, the fair value will increase.
	Level 3	479,122,415	427,163,126

6.	Segment Information

The KBC Group has a single reportable segment. Details of revenues recognized for each financial service groups provided by the KBC Group for the three-month periods ended March 31, 2017 and 2016, are as follows:

(1)	Information on financial products and services

The KBC Group’s products can be classified into interest-accrued product and fee-accrued product. The profit by product recognized for the three-month periods ended March 31, 2017 and 2016, is as follows (Unit: KRW thousands):

	For the three-month periods ended March 31, 2017	For the three-month periods ended March 31, 2016	Major product
Interest income	109,589,175	87,781,082	Loans, loans for installment and finance lease receivables
Fees and commission income	22,457,186	13,079,972	Lease income

(2)	Information on geographical areas

The operating results of the revenues (interest income and commission income) from external customers of the KBC Group for the three-month periods ended March 31, 2017 and 2016, is as follows (Unit: KRW thousands):

	For the three-month periods ended March 31, 2017	For the three-month periods ended March 31, 2016
Domestic	132,046,272	100,861,054
Overseas	89	—

7.	AFS financial assets

(1) Details of AFS financial assets as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Listed stock	1,979,565	2,571,547
Not listed stock	334,433	334,433
Investments in partnership	948,487	948,487
Other beneficiary certificates	—	39,559

Total	3,262,485	3,894,026

(2) Changes in AFS financial assets for the three-month periods ended March 31, 2017 and 2016, are as follows (Unit: KRW thousands):

	For the three-month periods ended March 31, 2017	For the three-month periods ended March 31, 2016
Beginning balance	3,894,026	4,537,794
Disposal	(518)	(818,489)
Valuation	(597,896)	326,694
Impairment loss	(33,127)	(326,605)

Ending balance	3,262,485	3,719,394

8.	Investments in associates

(1) Details of investments in associates as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017
	Company	Percentage of ownership (%)	Acquisition cost	Amount of total equity	Carrying amount	Major business	Country
Associate	SY Auto Capital Co. Ltd.	49%	9,800,000	13,400,916	5,287,393	Automotive lease-purchase financing company	Republic of Korea

	December 31, 2016
	Company	Percentage of ownership (%)	Acquisition cost	Amount of total equity	Carrying amount	Major business	Country
Associate	SY Auto Capital Co. Ltd.	49%	9,800,000	12,892,357	5,693,239	Automotive lease-purchase financing company	Republic of Korea

(2) Details of changes in investments in associates for the three-month periods ended March 31, 2017 and 2016, are as follows (Unit: KRW thousands):

	For the three-month period ended March 31, 2017
	Company	Beginning balance	Acquisition (disposal)	Gains or losses from equity method	Ending balance
Associate	SY Auto Capital Co. Ltd.	5,693,239	—	(405,846)	5,287,393

	For the three-month period ended March 31, 2016
	Company	Beginning balance	Acquisition (disposal)	Gains or losses from equity method	Ending balance
Associate	SY Auto Capital Co. Ltd.	9,481,190	—	(439,346)	9,041,844

9.	Loans and receivables

(1) Details of loans and receivables as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Loans	3,364,983,467	3,355,834,621
Loans for installment	2,319,028,238	2,082,094,265
Finance lease receivables	1,560,920,682	1,482,823,558
Other receivables	49,064,737	48,894,409
Deferred loan origination fees and costs	129,456,722	124,324,622
Provisions	(72,089,752)	(74,249,030)

Total	7,351,364,094	7,019,722,445

(2) Changes in deferred loan origination fees and costs related to loan and receivables are as follows (Unit: KRW thousands):

	For the three-month period ended March 31, 2017
	Beginning balance	Increase	Decrease	Ending balance
Loans	52,729,705	15,021,009	(14,569,598)	53,181,116
Loans for installment	17,151,388	5,656,890	(2,500,833)	20,307,445
Finance lease receivables	54,443,529	10,779,931	(9,255,299)	55,968,161

Total	124,324,622	31,457,830	(26,325,730)	129,456,722

	For the three-month period ended March 31, 2016
	Beginning balance	Increase	Decrease	Ending balance
Loans	50,004,671	14,064,634	(13,271,929)	50,797,376
Loans for installment	7,782,796	2,338,916	(607,046)	9,514,666
Finance lease receivables	56,628,203	11,405,412	(9,348,725)	58,684,890

Total	114,415,670	27,808,963	(23,227,700)	118,996,933

(3) Changes in the provisions for credit losses on loans and receivables are as follows (Unit: KRW thousands):

	For the three-month period ended March 31, 2017
	Loans	Loans for installment	Finance lease receivables	Other receivables	Total
Beginning balance	58,929,711	8,099,313	5,196,953	2,023,053	74,249,030
Impairment loss	5,482,532	1,279,473	131,764	44,660	6,938,429
Recoveries of written-off loans	3,339,274	254,974	76,340	—	3,670,588
Written-off	(10,357,579)	(1,835,062)	(575,654)	—	(12,768,295)

Ending balance	57,393,938	7,798,698	4,829,403	2,067,713	72,089,752

	For the three-month period ended March 31, 2016
	Loans	Loans for installment	Finance lease receivables	Other receivables	Total
Beginning balance	77,910,326	7,188,662	1,820,246	1,829,125	88,748,359
Impairment loss	10,810,497	1,359,669	2,029,188	(212,615)	13,986,739
Recoveries of written-off loans	1,011,619	343,609	168,370	64,024	1,587,622
Written-off	(9,575,731)	(2,086,453)	(603,686)	(216,538)	(12,482,408)
Sale	—	—	—	—	—

Ending balance	80,156,712	6,805,487	3,414,118	1,463,996	91,840,312

10.	Property and Equipment

Details of property and equipment as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017
	Land	Building	Structures in leased office	Equipment	Vehicles	Total
Acquisition cost	3,891,712	8,544,180	5,447,350	17,220,176	267,276	35,370,694
Accumulated depreciation	—	(2,072,070)	(3,203,402)	(10,262,204)	(71,025)	(15,608,701)

Net carrying value	3,891,712	6,472,110	2,243,948	6,957,972	196,251	19,761,993

	December 31, 2016
	Land	Building	Structures in leased office	Equipment	Vehicles	Total
Acquisition cost	3,849,663	7,368,175	5,230,475	16,663,863	158,325	33,270,501
Accumulated depreciation	—	(2,000,150)	(2,999,122)	(9,416,581)	(61,684)	(14,477,537)

Net carrying value	3,849,663	5,368,025	2,231,353	7,247,282	96,641	18,792,964

11.	Intangible assets

Details of intangible assets as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017
	Goodwill	Development cost	Membership deposit	Other intangible assets	Total
Acquisition cost	24,450,302	1,822,138	4,856,869	8,783	31,138,092
Accumulated depreciation	—	(1,822,138)	—	(991)	(1,823,129)
Accumulated impairment losses	—	—	(1,053,826)	—	(1,053,826)

Net carrying value	24,450,302	—	3,803,043	7,792	28,261,137

	December 31, 2016
	Goodwill	Development cost	Membership deposit	Total
Acquisition cost	24,450,302	1,822,138	4,667,662	30,940,102
Accumulated depreciation	—	(1,822,138)	—	(1,822,138)
Accumulated impairment losses	—	—	(1,053,826)	(1,053,826)

Net carrying value	24,450,302	—	3,613,836	28,064,138

12.	Other assets

Details of other assets as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Rental assets	270,309,995	238,489,176
Prepaid expenses	11,458,879	6,853,839
Prepaid value-added tax	2,468,503	3,039,565
Advance payments	31,000	6,000

Total	284,268,377	248,388,580

13.	Borrowings

Details of borrowings as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Commercial paper	1.56-1.85	215,000,000	1.46-1.85	280,000,000

Total		215,000,000		280,000,000

14.	Debentures

Details of debentures as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017		December 31, 2016
	Interest rate (%)	Amount	Interest rate (%)	Amount
Carrying value of debentures
Public issues	1.45–3.54	6,080,000,000	1.45–3.54	5,750,000,000
Subordinated security	4.59–5.70	75,000,000	4.59–5.70	75,000,000

Total		6,155,000,000		5,825,000,000

Discount on bonds payable		(5,984,687)		(5,618,710)

Net		6,149,015,313		5,819,381,290

15.	Net defined benefit liabilities

(1)	The calculation of post-employment benefits for the three-month periods ended March 31, 2017 and 2016, are as follows (Unit: KRW thousands):

	2017	2016
Current service cost	1,086,598	944,002
Net interest cost	12,956	34,799

Post-employment benefits	1,099,554	978,801

(2)	Details of net defined benefit liabilities as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Present value of defined benefit obligations	22,651,371	22,113,018
Fair value of plan assets	(19,289,601)	(19,953,724)

Net defined benefit liabilities	3,361,770	2,159,294

16.	Other financial liabilities

Other financial liabilities as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Refundable lease deposits
Refundable lease deposits	437,609,076	419,017,627
Present value discount	(26,901,058)	(28,503,127)

Subtotal	410,708,018	390,514,500

Deposits received	2,264,418	2,471,103
Accounts payable	24,317,001	11,418,575
Accrued expenses	44,335,044	50,013,988
General withholdings	3,115,691	2,236,162

Total	484,740,172	456,654,328

17.	Other liabilities

Other liabilities as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Advances from customers	8,065,303	6,214,092
Unearned income	27,100,418	28,758,361
Others	1,681,419	597,897

Total	36,847,140	35,570,350

18.	Hybrid equity securities

Details of hybrid equity securities as of March 31, 2017 and December 31, 2016, are as follows (Unit: KRW thousands)

	Issue date	Maturity date	Interest rate	March 31, 2017	December 31, 2016
Hybrid equity securities	2015.03.27	2045.03.27	5.01%	50,000,000	50,000,000
Issuance costs				(153,500)	(153,500)
Hybrid equity securities	2015.09.24	2045.09.24	4.61%	50,000,000	50,000,000
Issuance costs				(103,800)	(103,800)
Hybrid equity securities	2016.03.29	2046.03.29	4.40%	50,000,000	50,000,000
Issuance costs				(109,300)	(109,300)
Hybrid equity securities	2016.06.28	2046.06.28	4.06%	50,000,000	50,000,000
Issuance costs				(103,800)	(103,800)
Hybrid equity securities	2016.11.28	2046.11.28	4.74%	50,000,000	50,000,000
Issuance costs				(103,800)	(103,800)

Total				249,425,800	249,425,800

19.	Accumulated other comprehensive income

Details of accumulated other comprehensive income as of March 31, 2017 and December 31, 2016 are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Gain (loss) on valuation of AFS securities	(380,443)	217,490
Remeasurement of defined benefit liabilities	(6,757,702)	(6,639,781)
Loss on foreign operation translation	(278,449)	—

Total	(7,416,594)	(6,422,291)

Tax effect	1,727,431	1,554,194

Accumulated other comprehensive income after tax	(5,689,163)	(4,868,097)

20.	Retained earnings

(1)	Details of retained earnings as of March 31, 2017 and December 31, 2016 are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Legal reserve(*)	11,098,000	10,023,000
Regulatory reserve for credit loss	65,889,152	53,699,103
Unappropriated retained earnings	316,583,871	306,910,467

Total	393,571,023	370,632,570

(*)	In accordance with Article 458 of the Commercial Code, the KBC Group reserves at least 10% of the dividend as reserve for profits every fiscal period until the amount reaches 50% of the paid-in capital.

(2)	Details of balance of the regulatory reserve for credit loss as of March 31, 2017 and December 31, 2016 are as follows (Unit: KRW thousands):

	March 31, 2017	December 31, 2016
Beginning balance	65,889,152	53,699,103
Planned regulatory reserves for credit loss	8,192,436	12,190,049

Ending balance	74,081,588	65,889,152

(3)	Adjusted net income after the planned regulatory reserves for credit loss provided and adjusted earnings per share (“EPS”) after the planned regulatory reserves for credit loss provided are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Net income	36,436,457	19,283,163
Dividend on hybrid equity securities	(2,843,928)	(1,219,119)
Planned reserves provided	(8,192,436)	(5,376,981)
Adjusted net income after dividend on hybrid equity securities and the planned reserves provided(*)	25,400,093	12,687,063
Adjusted EPS after dividend on hybrid equity securities and the planned reserves provided	1,182	590

(*)	Adjusted profits after deduction of regulatory reserve for credit loss and dividend on equity securities are not based on K-IFRS, and calculated on the assumption that regulatory reserve for credit loss before income tax is adjusted to the net income.

21.	Net interest income

Details of interest income and expenses recognized for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Interest income
Cash and cash equivalent	454,863	579,907
General and installment loans	93,146,668	74,617,931
Finance lease receivables	15,951,055	12,551,992
Other receivables	36,589	31,252

Sub total	109,589,175	87,781,082

Interest expenses
Borrowings	1,143,928	2,084,038
Debentures	34,133,542	27,776,180
Depreciation of present value discount for refundable lease deposits	3,036,762	2,754,125

Sub total	38,314,232	32,614,343

Net interest income	71,274,943	55,166,739

22.	Net fee and commission income

Details of commission income and expenses incurred for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Operating lease income	17,376,722	8,979,914
Lease cancellation revenues	1,460,187	868,443
Depreciation of unearned lease receipts	3,036,762	2,754,125
Income associated with lease	548,552	367,734
Commission income of the financial guarantees and others	34,963	109,756

Total	22,457,186	13,079,972

Commission expenses and others	3,591,323	2,024,901

Net commission profit	18,865,863	11,055,071

23.	General and administrative expenses and other operating income (expenses)

(1)	Details of general and administrative expenses for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Salaries	8,264,962	7,198,811
Bonus	2,197,945	1,476,543
Miscellaneous benefits	778,613	292,630
Compensation expenses associated with stock option	509,505	33,217
Retirement benefits	1,099,554	978,801
Welfare expenses	2,431,761	1,999,708
Depreciation	1,132,068	851,152
Service fees	364,681	343,716
Maintenance	1,144,476	985,167
Communications	564,839	773,864
Advertising expenses	1,179,952	537,114
Taxes and public dues	1,410,557	821,930
Operating promotion expenses	514,597	426,215
Training expenses	107,925	71,403
Printings	105,796	93,299
Travel	260,633	166,915
Rent	866,847	738,182
Others	142,890	110,757

Total	23,077,601	17,899,424

(2)	Details of net other operating income (expenses) recognized for the three-month periods ended March 31, 2017 and 2016, are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Other operating income	7,530,674	1,769,275
Other operating expenses	(19,771,951)	(12,336,177)

Total	(12,241,277)	(10,566,902)

(3)	Details of other operating income recognized for the three-month periods ended March 31, 2017 and 2016, are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Gain on disposal of operating lease	114,682	13,468
Gain on disposal of loans	6,101,253	—
Other operating income	1,314,739	1,755,807

Total	7,530,674	1,769,275

(4)	Details of other operating expenses recognized for the three-month periods ended March 31, 2017 and 2016, are as follows (Unit: KRW thousands):

	For the three-month period ended March 31
	2017	2016
Depreciation of operating lease	12,042,335	6,329,815
Loss on disposal of operating lease	571,667	481,552
Other operating expenses	7,157,949	5,524,810

Total	19,771,951	12,336,177

24.	Contingent liabilities and commitments

(1)	Details of loan commitments and credit lines that others provided for the KBC Group are as follows (Unit: KRW thousands):

		Committed amount	Used amount
Shinhan Bank	Commercial Paper	50,000,000	—
Woori Bank	Loans	30,000,000	—
NongHyup Bank	Loans	10,000,000	—
Jeonbuk Bank	Loans	10,000,000	—
KDB	Loans	30,000,000	—

Total		130,000,000	—

(2)	With regard to the installment loans for automobile drawn from Woori Bank, the KBC Group entered into agreements to commit purchasing the overdue loans. The commitment amount as of March 31 , 2017, is KRW 212,923 thousand, and the profit of security fees recognized by the KBC Group for the three-month periods ended March 31, 2017, is KRW 23,351 thousand.

(3)	As of March 31, 2017, the KBC Group has entered into a credit line agreement amounting to KRW 341,437 million and the unused committed balance amounted to KRW 159,991 million.

(4)	Among pending lawsuits as of March 31, 2017, there are 14 cases that the KBC Group is defendant (litigation amount: KRW 15,525 million).

25.	Related-party transactions

(1)	The related parties of the KBC Group as of March 31, 2017, are as follows:

Related parties
Parent	KB Financial Group Inc.
Associates	SY Auto Capital Co.
Other related party	KB Kookmin Bank; KB Kookmin Card Co., Ltd; KB Insurance Co., Ltd; KB Securities Co., Ltd.; KB Asset Management Co., Ltd; KB Savings Bank Co., Ltd.; KB Real Estate Trust Co., Ltd.; KB Investment Co., Ltd.; KB Credit Information Co., Ltd.; KB Data System Co., Ltd.; and others

(2)	Details of assets and liabilities from transactions with related parties as of March 31, 2017 and December 31, 2016 are as follows (Unit: KRW thousands):

Related party		March 31, 2017	December 31, 2016
KB Kookmin Bank	Cash and cash equivalents	7,493,707	9,071,839
	Due from banks	3,000	3,000
	Accrued income	5,786	352
KB Kookmin Card Co., Ltd.	Accrued income	2,229	286,445
KB Securities Co., Ltd.	Cash and cash equivalents	478,745	50,458,730
KB Insurance Co., Ltd	Prepaid expenses	1,311,986	2,135,791
	Prepayments	2,000	—
	Tenancy deposit	334,536	93,621
KB Data System Co., Ltd.	Prepayments	279,958	579,367
	Accounts Receivable	1,184,200	—
SY Auto Capital Co., Ltd.	Loans	20,000,000	20,000,000
	Accrued income	43,925	28,416

Total assets		31,140,072	82,657,561

KB Financial Group Inc.	Accrued payable	1,955,182	1,665,280
	Accounts Payable	337,326	346,023
KB Kookmin Bank	Accrued payable	23,799	17,069
KB Kookmin Card Co., Ltd.	Accounts Payable	3,922,726	9,225,655
	Accrued payable	—	17,436
KB Securities Co., Ltd.	Accrued payable	—	9,768
KB Insurance Co., Ltd.	Accrued payable	25,916	230,373
	Rental deposit	10,000	10,000
	Withholdings	32,589	—
KB Credit Information Co., Ltd.	Accrued payable	59,222	55,902
KB Data System	Accrued payable	336,378	902,836
SY Auto Capital Co., Ltd.	Accrued payable	80,204	64,100
	Withholdings	899	163

Total liabilities		6,784,241	12,544,605

(3)	Details of gain or loss from transactions with related parties for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW):

Related party		For the three-month period ended March 31, 2017	For the three-month period ended March 31, 2016
KB Financial Group Inc.	Non-operating income	—	12,636
KB Kookmin Bank	Interest income on due from banks	1,444	750
	Other non-operating income	6,600	—
KB Kookmin Card Co., Ltd.	Other operating income	721,553	725,833
KB Securities Co., Ltd.	Interest income	8,049	7,583
KB Insurance Co., Ltd.	Other operating income	50,352	93,069
	Other non-operating income	—	50,936
KB Credit Information Co., Ltd.	Rental income	8,015	—
KB Data System	Interest income	38,234	10,114
SY Auto Capital Co., Ltd.	Interest income from loans	162,631	91,028
	Rental income	8,996	9,884
	Other operating income	—	36,984
	Other non-operating income	47,402	250,000
LIG investment & Securities Co., Ltd.(*)	Interest income	—	302

Total income		1,053,276	1,289,119

Related party		For the three-month period ended March 31, 2017	For the three-month period ended March 31, 2016
KB Kookmin Bank.	Commission expense	263,363	79,703
	Rent	25,644	15,970
	Dues	2,415	1,750
	Repair and maintenance expense	10,242	6,183
	Advertising expenses	18,000	—
KB Kookmin Card Co., Ltd.	Other operating expenses	12,240	6,800
KB Insurance Co., Ltd.	Insurance expenses	1,020,879	726,604
	Advertising expenses	10,560	—
	Repair and maintenance expense	49,690	—
	Rent	58,111	—
	Other operating expenses	8,303	44,933
KB Credit Information Co., Ltd.	Other operating expenses	179,354	153,261
KB Data System	Repair and maintenance	218,377	101,064
	Other operating expenses	94,457	—
SY Auto Capital Co., Ltd.	Other operating expenses	45,668	17,036

Total expense		2,017,303	1,153,304

(*)	Excluded from other related parties during 2016. Transaction amount is the amount accrued before being excluded from related parties.

(4)	Loan arrangements and funding transactions with related parties as of March 31, 2017 (Unit: KRW thousands):

	Related party	Commitment provided	Loan Execution	Unused commitment
Other	SY Auto Capital Co., Ltd.	30,000,000	20,000,000	10,000,000

(5)	Asset purchase transactions with related parties for the three-month periods ended March 31, 2017 and 2016 (Unit: KRW thousands):

	Related party	Transaction description	2017	2016
Other	SY Auto Capital Co., Ltd.	Purchase of loans and installments	159,465,470	125,475,400

(6)	Capital or equity transactions with related parties for the three-month periods ended March 31, 2017 and 2016 (Unit: KRW thousands):

	Related party	Transaction description	2017	2016
Other	KB Financial Group Inc.	Issuance of hybrid equity securities	—	50,000,000

(7)	There exists no guarantee payments providing to or provided from related parties for the three-month periods ended March 31, 2017 and 2016.

(8)	Details of compensation to key management for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW thousands):

	For the three-month period ended March 31,
	2017	2016
Salaries	254,639	447,681
Severance and retirement benefits	39,038	27,956
Share-based payment	509,505	33,217

Total	803,182	508,854

The key management includes legally registered directors and major executives, having important authority and responsibility for the planning, operating and controlling of the management of the KBC Group.

26.	Cash flow statement

Cash flows from operating activities for the three-month periods ended March 31, 2017 and 2016 are as follows (Unit: KRW thousands):

	2017	2016
1. Net income	36,436,457	19,283,163
2. Adjustments	(60,380,121)	(50,995,839)
Tax expenses	10,894,822	4,354,109
Interest income	(109,589,174)	(87,781,082)
Interest expenses	38,314,231	32,614,343
Dividend income	—	(183,209)
3. Add expenses without cash outflow	22,266,078	23,130,406
Equity Losses on Investments	405,846	439,347
Impairment loss on credit loss	7,039,396	13,986,739
Depreciation Expenses on Operating Lease Assets	12,042,335	6,329,815
Impairment loss on available-for-sale financial assets	33,127	326,605
Transaction losses related to interest rate swaps	—	180,753
Severance Benefits	1,099,554	978,801
Depreciation expenses	1,131,345	851,152
Amortization expenses	723	—
Others	513,752	37,194
4. Deduct revenue without cash inflow	(3,036,762)	(2,945,225)
Amortization of unearned lease revenues of lease deposits	3,036,762	2,754,125
Gain on disposal of intangible assets	—	191,100
5. Changes in working capital	(394,875,047)	(468,320,106)
Increase in loans and receivables	(330,925,760)	(434,347,976)
Increase in deferred Loan Origination Cost	(31,457,828)	(27,808,963)
Increase in present value premium	(1,388,702)	(1,645,214)
Increase in property under operating leases	(4,787,031)	(1,497,635)
Increase in rental assets	(39,960,535)	(14,825,605)
Increase in prepaid expenses	(589,863)	—
Increase in advance payments	(3,989,524)	(4,089,747)
Decrease in prepaid VAT	571,063	426,531
Payments of retirement allowance	(14,998)	(28,887)
Decrease in financial guarantee liabilities	(23,519)	(24,466)
Increase in lease rental deposits	15,762,391	22,893,711
Increase in deposits for letter of guarantees and others	2,622,373	39,145
Increase (decrease) in other payables	2,196,323	(4,735,931)
Decrease in accrued expenses	(7,023,026)	(4,565,217)
Increase in deposits received	879,529	9,906
Increase in advance receipts	1,851,211	1,128,346
Increase (decrease) in unearned income	405,717	(86,283)
Increase in VAT withheld	1,083,432	739,174
Others	(86,299)	99,005

	(399,589,395)	(479,847,601)

27.	Unconsolidated structured entity

With regard to unconsolidated structured entities, details of information in order to understand the characteristics of interest that the KBC Group retains and its related risk as of March 31, 2017 are as follows (Unit: KRW thousands):

Structured entity	Account title of interest for structured entity or provided financial support	Carrying amount of assets with regard to structured entity interest	Carrying amount of liabilities with regard to structured entity interest	Maximum exposure to loss of a structured entity (*1)	Total assets of a structured entity	Income from a structured entity
Interest accounted in accordance with Korean IFRS 1039 (excluding subsidiaries’ interest)
FIRSTIGE REITs Co., Ltd.(*2)	AFS	55,742	—	55,742	85,368,184	—
Woori Blackstone Korea Opportunity the 1st Private Equity Fund	AFS	938,487	—	938,487	212,171,489	—

Total		994,229	—	994,229	297,539,673	—

(*1)	Maximum exposure to loss is measured based on carrying value of AFS financial assets and credit line amount for loan agreement. In addition, maximum exposure to loss does not reflect the effect of the KBC Group’s risk-adverse activities to reduce exposed risks with regard to unconsolidated structured entities.
(*2)	FIRSTIGE REITs Co., Ltd., was established for the purpose of return on investment through real estate development and its main operating activity is to develop commercial buildings with fund raised by issuance of debt and equity securities.

28.	Subsequent Event

The Company will become a wholly owned subsidiary of KB Financial Group Inc. on April 14, 2017 as a result of the tender offer for the shares of the Company approved by the board of directors and the decision to exchange shares in KB Financial Group Inc.

4.	Other Financial Matters

(1)	Allowance for Credit Losses

1)	Allowance for credit losses by account for the past three fiscal years

(Unit: KRW millions)
Year	Item	Total credits	Allowance for credit losses	Ratio
1Q 2017	Lease assets	1,817,738	4,829	0.27%
	Installment receivables	2,310,214	7,799	0.34%
	Loans	3,357,764	57,394	1.71%
	Receivables/Accrued income	38,190	2,068	5.41%

	Total	7,523,906	72,090	0.96%

2016	Lease assets	1,709,225	5,197	0.30%
	Installment receivables	2,073,401	8,099	0.39%
	Loans	3,349,856	58,930	1.76%
	Receivables/accrued income	38,676	2,023	5.28%

	Total	7,171,158	74,249	1.04%

2015	Lease assets	1,265,494	1,820	0.14%
	Installment receivables	1,144,845	7,189	0.63%
	Loans	2,846,859	77,910	2.74%
	Receivables/accrued income	28,515	1,829	6.41%

	Total	5,285,713	88,748	1.68%

1.	Based on K-IFRS consolidated financial statements
2.	“Total credits” above were calculated in accordance with <Appendix 1> Standards for Classification of Asset Quality to the Regulations on Supervision of Specialized Credit Finance Business.

2)	Changes in the allowance for credit losses in the past three fiscal years

(Unit: KRW millions)
Item	1Q 2017	2016	2015
1. Beginning balance	74,249	88,748	81,995
2. Net charge-off (① – ② ± ③)	(9,098)	(59,001)	(49,433)
① Gross charge-offs (Loan charge-offs/loan sales)	(12,768)	(84,126)	(69,388)
② Recovery of loan losses	3,671	25,125	19,955
③ Other increases and decreases	—	—	—
3. Provision for (reversal of allowance for) credit losses	6,938	44,501	56,186
4. Ending balance	72,090	74,249	88,748

1.	Based on K-IFRS consolidated financial statements

3)	Provisioning policy for loan losses

At the end of every reporting period, KB Capital determines whether there exists objective evidence of impairment on individual financial assets or collective financial assets. Impairment loss is recognized on individual financial assets or collective financial assets only when there exists objective evidence that the impairment was a result of one or more loss events (“impairment trigger”) since its initial recognition and when the loss events have affected the estimated future cash flows of such financial assets.

Issuance of Debt Securities

(1)	Debt Securities (total amount KRW 870 billion)

(As of March 31, 2017)
Issuer	Type of Securities	Issue Year	Total Number of Issuance
KB Capital Co., Ltd.	Corporate bonds	2017	21
	Commercial paper	2017	4
	Electronic short-term bonds	2017	2

(2)	Bond Management

(As of March 31, 2017)
Type	Issue Year	Total Number
Non-guaranteed public offering bonds	2012	2
	2013	1

(3)	Outstanding Balance of Debt Securities by Maturity

1)	Commercial Paper

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 – 30 Days	30 – 90 Days	90 – 180 Days	180 Days – 1 Year	1 – 2 Years	2 – 3 Years	More than 3 Years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—
	Private	—	45,000	80,000	90,000	—	—	—	—	215,000

	Total	—	45,000	80,000	90,000	—	—	—	—	215,000

2)	Electronic Short-term Bonds

(As of Mar. 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 10 Days	10 – 30 Days	30 – 90 Days	90 – 180 Days	180 Days – 1 Year	Total	Issue Limit	Remaining Limit
Outstanding balance	Public	—	10,000	—	—	—	10,000	200,000	190,000
	Private	—	—	—	—	—	—	—	—

	Total	—	10,000	—	—	—	10,000	200,000	190,000

3)	Corporate Bonds

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	5 – 10 Years	More than 10 Years	Total
Outstanding balance	Public	1,785,000	1,890,000	1,450,000	610,000	370,000	40,000	—	6,145,000
	Private	—	—	—	—	—	—	—	—

	Total	1,785,000	1,890,000	1,450,000	610,000	370,000	40,000	—	6,145,000

4)	Hybrid Securities

(As of March 31, 2017)								(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 – 5 Years	5 – 10 Years	10 – 15 Years	15 – 20 Years	20 – 30 Years	More than 30 Years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	250,000	—	250,000

	Total	—	—	—	—	—	250,000	—	250,000

5)	Contingent Capital Securities

(As of March 31, 2017)										(Unit: KRW millions)
Remaining Maturity		Less than 1 Year	1 – 2 Years	2 – 3 Years	3 – 4 Years	4 – 5 Years	5 – 10 Years	10 – 20 Years	20 – 30 Years	More than 30 Years	Total
Outstanding balance	Public	—	—	—	—	—	—	—	—	—	—
	Private	—	—	—	—	—	—	—	—	—	—

	Total	—	—	—	—	—	—	—	—	—	—

IV.	AUDIT OPINION OF THE AUDITOR

1.	Status of the Audit Service Agreement

(1)	Name of the Auditor and Audit Opinion

Term	Auditor	Audit Opinion	Summary of Issues
1Q 2017	Samil PricewaterhouseCoopers	Unqualified	—
2016	Samil PricewaterhouseCoopers	Unqualified	—
2015	Samil PricewaterhouseCoopers	Unqualified	—
2014	Deloitte Anjin LLC	Unqualified	—

(2)	Engagement for Audit Services

Term	Auditor	Description	Fee	Accrued Time (Hours)
2016	Samil PricewaterhouseCoopers	Review of semi-annual/quarterly financial statements and audit of annual financial statements	KRW42.5 million	486
2015	Samil PricewaterhouseCoopers	Review of semi-annual/quarterly financial statements and audit of annual financial statements	KRW102 million	1,777
2014	Deloitte Anjin LLC	Review of semi-annual/quarterly financial statements and audit of annual financial statements	KRW86.7 million	1,138

(3)	Engagement for Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fee	Remarks
2017	—	—	—	—	—
	—	—	—	—	—
2016	—	—	—	—	—
	—	—	—	—	—
2015	—	—	—	—	—
	—	—	—	—	—

2.	Summary of Audit (or Review) Procedures for the Relevant Period

(1)	Financial statements reviewed

The financial statements consist of the statement of financial position as of March 31, 2017, the statement of comprehensive income for the three-month period ended March 31, 2017, the statement of changes in equity, the statement of cash flows, a summary of significant accounting policies and other information.

(2)	Management’s liability for the financial statements

Management is liable for the preparation and fair depiction of the financial statements pursuant to the K-IFRS no. 1034 (interim financial report) and is also be liable for the internal control determined to be necessary for preparing the financial statements without material misstatement due to illegality or error.

(3)	Auditor’s liability

The auditor is liable for reviewing the financial statements and reporting the results of such review.

The auditor performed the review based on the rules of review on quarterly/semi-annual financial statements in Korea. The review is generally performed by making inquiries to the financial and accounting officers of the company and conducting analytical procedures and other review procedures. Further, as the scope of the review is more limited than an audit performed in accordance with audit standards, such procedures do not ensure that the auditor will become aware of all the significant issues that would have been identified in an audit. Accordingly, the auditor does not express an audit opinion.

(4)	Review opinion

As a result of the review of the financial statements, any matters that are not fairly indicated in terms of materiality pursuant to K-IFRS no. 1034 (interim financial report) have not been identified.

(5)	Other matters

As described in Note 2 of the notes to the financial statements, as a matter to be referenced in the reasonable decision-making of a user of the review report on the quarterly financial statements, the Company’s financial statements are prepared based on the effective K-IFRS as of the date of the report and the related options. Accordingly, the financial statements may be subject to change depending upon the application of the effective K-IFRS and options as of the date of preparation of the annual financial statements pursuant to K-IFRS as of December 31, 2017.

The statement of financial position as of December 31, 2016 and the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the three month period ended on March 31, 2016 included for comparison purposes have not been reviewed.

3.	Change in the Auditor

(1)	Appointment of the auditor

•	Auditor appointed upon expiry of the term of agreement of the previous auditor

Classification	Details
Appointment of Auditor for 2016 – 2018	Samil PricewaterhouseCoopers
Appointment of Auditor for 2013 – 2015	Deloitte Anjin LLC
Reason for Appointment of Auditor	- Expiry of the term of audit agreement with Deloitte Anjin LLC - Appointment of Samil PricewaterhouseCoopers to align the external auditor with that of KB Financial Group
Audit Opinion for 2015	Unqualified

(2)	Procedures for Appointment of the Auditor

•	Compliance with the Act on External Audit of Stock Companies and its Enforcement Decree

Date	Process
2016. 3. 16	Convocation of the third meeting of the Audit Committee for 2016 - Approval for appointment of the external auditor for 2016 – 2018
2016. 3. 22	Execution of the audit agreement
2016. 3. 24	Report to the general meeting of shareholders
2016. 4. 05	Report to the Securities & Futures Commission

4.	Matters Concerning Internal Control

(1)	Audit result on the effectiveness of the internal control by the auditor or the Audit Committee

The company is evaluated for internal control by the Audit Committee once a year. During the relevant period, the company was not evaluated on its internal control by the auditor.

(2)	Internal accounting control system

1)	Matters concerning the evaluation of internal accounting control by the person responsible for internal accounting control

The company is evaluated for internal control by the Audit Committee once a year. During the relevant period, the company was not evaluated on its internal control by the auditor.

2)	Matters concerning the evaluation on the operation of the internal accounting control system by the auditor or the Audit Committee

The company is evaluated for internal control by the Audit Committee once a year. During the relevant period, the company was not evaluated on its internal control by the auditor.

3)	Matters concerning the evaluation of the internal accounting control system by the auditor

The company is evaluated for internal control by the Audit Committee once a year. During the relevant period, the company was not evaluated on its internal control by the auditor.

V.	MATTERS RELATING TO THE CORPORATE GOVERNANCE OF KB CAPITAL

1.	Matters Relating to the Board of Directors

(1)	Composition of the board of directors

(As of the date of submission of the Securities Registration Statement)
Name	Major Experience		Interests with the Largest Shareholder, etc.	Participation in External/Internal Education	Remarks

Ji-Woo Park (Representative Director)	-	Online Channel Headquarter Chief, Kookmin Bank	None	None	Reappointed (March 23, 2017)
	-	Vice President, Credit Card Business Group, Kookmin Bank
	-	Vice President, KB Kookmin Card
	-	Vice President, Customer Satisfaction Headquarter Chief, Kookmin Bank
	-	Director Vice President (Acting President) of Kookmin Bank
	-	(Current) Representative Director of KB Capital

Jae-Jung Yoo (Executive Director)	-	Sales Headquarter Chief, Citi Capital	None	None	Reappointed (March 23, 2017)
	-	Representative Director, Hyosung Capital
	-	Representative Director, KT Capital and KT Rental
	-	President of Hankook Capital
	-	(Current) Standing Audit Committee Member, KB Capital

Yong-Soo Seok (Outside Director)	-	Branch Manager, Yangpyung-dong/Seoyeouido Branch, Kookmin Bank	None	None	Reappointed (March 23, 2017)
	-	Seodaegu Area Headquarter Chief, Kookmin Bank
	-	Central Area Headquarter Chief, Kookmin Bank
	-	Vice President, HR Group, Kookmin Bank
	-	(Current) Outside Director, KB Capital

Young-Wook Kim (Outside Director)	-	Member specialized in department of Industry, The JoongAng Ilbo	None	None	Appointed (March 23, 2017)
	-	Deputy Chief, The JoongAng Ilbo Economic Research Institute
	-	The JoongAng Ilbo Economics Editorial Writer (Deputy Director)
	-	(Current) Standing Advisor to the Korean Institute of Finance

Hyuck-Joon Noh (Outside Director)	-	Judge, Southern Branch Court, The Seoul Central District Court	None	None	Appointed (March 23, 2017)
	-	Attorney-at-law, Yulchon
	-	Associate Professor, College of Law, Dankook University
	-	(Current) Professor, College of Law, Seoul National University

Sung-Soo Yoon (Outside Director)	-	Samil PricewaterhouseCoopers Accounting Corp.	None	None	Appointed (March 23, 2017)
	-	Shinhan Accounting Firm
	-	Associate Professor, UCLA
	-	(Current) Professor, Business Administration, Korea University

Seung-Hyup Shin (Other Non-Standing Director)	-	Director, Foreign Exchange Division, Kookmin Bank	None	None	Appointed (March 23, 2017)
	-	Director, Seongsu-dong Corporate Finance Branch, Kookmin Bank
	-	Financial Planning Team Manager, Financial Planning Department, KB Financial Group
	-	(Current) Management and Administration Unit Chief, Finance Planning Department, Kb Financial Group

(As of before March 23, 2017)
Name	Major Experiences		Interests with the Largest Shareholder, etc.	Participation in External/Internal Education	Remarks

Ji-Woo Park (Representative Director)	-	Online Channel Headquarter Chief, Kookmin Bank	None	None	Reappointed (March 24, 2016)
	-	Vice President, Credit Card Business Group, Kookmin Bank
	-	Vice President, KB Kookmin Card
	-	Vice President, Customer Satisfaction Headquarter Chief, Kookmin Bank
	-	Director Vice President (Acting President) of Kookmin Bank
	-	(Current) Representative Director of KB Capital

Jae-Jung Yoo (Executive Director)	-	Sales Headquarter Chief, Citi Capital	None	None	Reappointed (March 24, 2016)
	-	Representative Director, Hyosung Capital
	-	Representative Director, KT Capital and KT Rental
	-	President of Hankook Capital
	-	(Current) Standing Audit Committee Member, KB Capital

Man-Gi Min (Outside Director)	-	Prosecutor, Public Heading Department 1 Chief, The Seoul Central District Prosecutor’s Office	None	None	Reappointed (March 24, 2016)
	-	Legal adviser, Seoul
	-	(Current) Professor, School of Law, Sungkyunkwan University
	-	(Current) Outside director, KB Capital

Jong-Won Park (Outside Director)	-	Vice President, Korea Financial Management Association / Korea Derivatives Association	None	None	Reappointed (March 24, 2016)
	-	Auditor, Korea Securities Association
	-	(Current) Professor, School of Business, Seoul City University
	-	(Current) Outside director, KB Capital

Jung-Ho Suh (Outside Director)	-	Vice President, Marketing Group, Hana Bank	None	None	Reappointed (March 24, 2016)
	-	CRO (Vice President), Hana Financial Group
	-	(Current) Research Fellow, Korea Institute of Finance
	-	(Current) Outside director, KB Capital

Yong-Soo Seok (Outside Director)	-	Branch Manager, Yangpyung-dong/Seoyeouido Branch, Kookmin Bank	None	None	Appointed (March 24, 2016)
	-	Seodaegu Area Headquarter Chief, Kookmin Bank
	-	Central Area Headquarter Chief, Kookmin Bank
	-	Vice President, HR Group, Kookmin Bank
	-	(Current) Outside Director, KB Capital

Young-Tae Park (Other Non-standing Director)	-	Quasi-Executive Director, Marketing Director, Kookmin Bank	None	None	Appointed (March 24, 2016)
	-	Story Finance Implementation TFT Chief, Kookmin Bank
	-	Executive Director, Marketing Planning Department, KB Financial Group
	-	(Current) Managing Director in general charge of information protection and data analysis department, KB Financial Group
	-	(Current) Outside director, KB Capital

(2)	Authority of the board of directors

☐	The board of directors shall be convened by the chairman.

☐	The following matters shall be resolved by the board of directors:

1.	Matters regarding managerial targets and evaluation;
2.	Matters regarding amendments to the articles of incorporation;
3.	Matters regarding budget and settlement of accounts;
4.	Matters regarding important organizational changes, such as dissolution, business transfer and merger, etc.;
5.	Matters regarding establishment and abolition of and amendment to internal control standards and risk management standards as set forth in applicable laws and regulations;
6.	Matters regarding establishment of corporate governance policy, such as the CEO’s management succession, etc.;
7.	Matters regarding supervision over conflicts of interest between the principal shareholders, officers, etc. and the company;
8.	Matters regarding general meetings of shareholders;

A.	Convocation of a general meeting of shareholders

B.	Agenda submitted to the general meeting of shareholders

9.	Matters regarding basic management;

A.	Matters regarding setting managerial strategy

B.	Approval of management plan (approval of establishment of business targets and business plan)

C.	Investment in subsidiaries

10.	Matters regarding important regulations

A.	Establishment and abolition of regulations set forth in Exhibit 1, such as the board of directors regulations, etc.

B.	However, among the amendments required to be established or abolished by Sub-item A above and by a resolution of the board of directors, those made in accordance with amendments to applicable laws and regulations or the supervisory authority’s recommendation, etc. may be made with the representative director’s approval, and amendments with no substantive changes to the contents of the regulation, such as changes in wording or amendments due to changes in organizational structure, may be made in accordance with the applicable provisions of the management regulations.

11.	Matters regarding capital stock and funding

A.	Determination of issuance of shares and bonds, including issue price and conversion price

B.	Matters regarding changes in capital, conversion of a reserve into paid-in capital, issuance or retirement of shares

C.	Asset reevaluation

12.	Matters regarding directors

A.	Determination of directors’ remuneration within the scope delegated by a general meeting of shareholders

B.	Approval relating to Article 397 (Prohibition of Competition), Article 397-2 (Prohibition of Appropriation Company’s Opportunities and Assets) and Article 398 (Transactions between Directors and Company) of the KCC

C.	Matters regarding supervision over conflicts of interest between the principal shareholders/officers and the financial company

D.	Appointment and dismissal of members of committees within the board of directors

E.	Appointment and dismissal of major executive officers as set forth in the Act on Corporate Governance of Financial Companies

F.	Appointment and dismissal of compliance officer

G.	Appointment and dismissal of risk management officer

13.	Other matters

A.	Matters concerning contracts and agreements in which the amount per case exceeds 1/100 of equity capital

B.	Matters concerning acquisition and loss of property and rights in which the amount per case exceeds 1/100 of equity capital

C.	(Deleted on December 9, 2016)

D.	(Deleted on December 9, 2016)

E.	Matters delegated by a general meeting of shareholders

F.	Matters acknowledged to be necessary by the board of directors, committees of the board of directors and the representative director

G.	Other matters required to be determined by a resolution of the board of directors by applicable laws and regulations, etc.

(3)	Whether personal information of candidates for directors is disclosed prior to the general meeting of shareholders and whether nominated by shareholders

1.	At the time of announcing a general meeting of shareholders, the announcement will include personal information, such as the biography of the director candidate, and ex ante disclosure is made through resolution of the board of directors convening the general meeting of shareholders and management consideration matters.
2.	Candidates for directors are confirmed by the board of directors through nomination by a principal shareholder or the board of directors.
3.	Candidates for outside directors are confirmed by the Outside Director Nominating Committee based on the relevant regulations.
4.	No agenda for appointment of directors by shareholder proposal has been submitted.

(4)	Matters regarding management of the board of directors

1)	Major contents of the management regulations of the board of directors

Composition	a. The board of directors shall consist of all the directors.

Meeting and Convocation

a. The chairman of the board of directors shall be the representative director.

b. In the absence of the chairman, executive directors shall act for the chairman in the order of seniority, and in the absence of the outside director, non-standing directors shall act for the chairman in the order of seniority.

c. The board of directors shall be classified into the ordinary and extraordinary board of directors, which shall be convened by the chairman.

d. The ordinary board of directors shall be convened on a quarterly basis.

e. The extraordinary board of directors may be convened from time to time upon request of other directors and committees of the board of directors, if acknowledged to be necessary by the chairman.

Resolutions	a. Please see (1) a. power and authority of the board of directors of matters regarding the board of directors system.

Proceedings and Method of Resolution

a. A majority of the directors registered must be present, and resolutions shall be made by the affirmative vote of the majority of the directors present; provided that resolutions of the board of directors relating to matters subject to Articles 397-2 and 398 of the KCC shall be made by the vote of no less than 2/3 of the directors.

b. The board of directors may permit all directors to participate in the adoption of resolutions via audio conference activated by a telecommunication system without all or some of directors being physically present in person at the meeting, in which event the director shall be deemed present.

c. Each director shall have one vote; provided that any person specially related to the resolution shall not exercise his/her voting right, which shall not be included in the calculation of the number of voting rights of the directors present.

Committee	a. The board of directors shall have the Representative Director Nominating Committee, the Audit Committee Member Nominating Committee, the Outside Director Nominating Committee, the Audit Committee, the Risk Management Committee and the Compensation Committee, and their respective functions and operations shall be subject to the regulations of each committee as separately determined.

Minutes

a. With respect to proceedings of the board of directors, meeting minutes shall be prepared.

b. Minutes of a meeting of the board of directors shall contain the agenda, the course of the proceedings and the results thereof, as well as the names of the directors who were opposed to the resolutions and reasons therefor. The minutes shall bear the names and seals, or signatures of the directors present at the meeting.

c. The minutes shall be prepared and sent to all the directors within 14 days from the close of the meeting; provided that in case of any inevitable situation, such period may be extended upon approval of the chairman of the board of directors.

2)	Details of major activities of the board of directors

(As of before March 23, 2017)
Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Man-Gi Min (Attendance rate: 100%)	Jong-Won Park (Attendance rate: 100%)	Jung-Ho Suh (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)
Approval

FY2017-1	2017.02.08	☐	Resolutions
		1.	Approval of issuance of corporate bonds and blanket registration for FY2017-1	Passed	Yes	Yes	Yes	Yes
		2.	Approval of settlement of accounts documents including financial statement and business report, etc. for FY2016	Passed	Yes	Yes	Yes	Yes
		3.	Approval of performance evaluation system for 2017	Passed	Yes	Yes	Yes	Yes
		4.	Approval of intra-group transaction (KB KOLAO Leasing IT system building agreement amendment)	Passed	Yes	Yes	Yes	Yes
		5.	Approval of intra-group transaction (overseas IT system license agreement)	Passed	Yes	Yes	Yes	Yes
		6.	Approval of intra-group transaction (group IT joint project)	Passed	Yes	Yes	Yes	Yes
		7.	Approval for intra-group transaction (open API-related consignment contract)	Passed	Yes	Yes	Yes	Yes
		8.	Amendment of the Compensation Committee regulation	Passed	Yes	Yes	Yes	Yes
		☐	Reports
		1.	Report on management performance for FY2016	—	—	—	—	—
		2.	Report on operational status on internal accounting control system for FY2016	—	—	—	—	—
		3.	Report on internal control system building and operational status	—	—	—	—	—
		4.	Report on operation and assessment of internal control for anti-money laundering	—	—	—	—	—
		5.	Report on business handling progress for provision and use of customer information	—	—	—	—	—
		6.	Report on progress of IT system maintenance agreement	—	—	—	—	—
		7.	Report on progress of next-generation system building project	—	—	—	—	—

Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Man-Gi Min (Attendance rate: 100%)	Jong-Won Park (Attendance rate: 100%)	Jung-Ho Suh (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)
Approval

FY2017-2	2017.03.03	☐	Resolutions
		1.	Convocation of annual general meeting of shareholders for FY2016 and approval of agenda item to submitted to the meeting	Passed	Yes	Yes	Yes	Yes
		2.	Approval of amendment to the articles of incorporation	Passed	Yes	Yes	Yes	Yes
		3.	Approval of intra-group transaction (next-generation system building agreement)	Passed	Yes	Yes	Yes	Yes
		☐	Reports
		1.	Report on assessment of operational status internal accounting control system	—	—	—	—	—
		2.	Report on audit result for 2016	—	—	—	—	—
		3.	Report on result of business performance by credit information protection officer for 2016	—	—	—	—	—
		4.	Report on resolutions of the Risk Management Committee	—	—	—	—	—

(As of May 15, 2017)
Name of Outside Directors
Round	Date of Meeting	Agenda		Resolution	Yong-Soo Seok (Attendance rate: 100%)	Young- Wook Kim (Attendance rate: 100%)	Hyuck- Joon Noh (Attendance rate: 100%)	Sung-Soo Yoon (Attendance rate: 100%)
Approval

FY2017-3	2017.03.23	☐	Resolutions
		1.	Appointment of senior outside director	Passed	Yes	Yes	Yes	Yes
		2.	Appointment of the committee members serving under the board of directors	Passed	Yes	Yes	Yes	Yes
		3.	Approval for amendment to major regulations relating to executive officer remuneration	Passed	Yes	Yes	Yes	Yes
		☐	Reports
		1.	Report on the management adviser appointment status	—	—	—	—	—

3)	Details of major activities of outside directors at the board of directors

Round	Date of Meeting	Number of Outside Directors Present	Remarks
FY2017-1	2017.02.08	4 out of 4 present	—
FY2017-2	2017.03.03	4 out of 4 present	—
FY2017-3	2017.03.23	4 out of 4 present	—

4)	Composition of committees of the board of directors

Committee	Composition	Members	Purpose and Authority	Remarks
Audit Committee	1. No less than 3 directors 2. No less than 2/3 of members shall be outside directors 3. No less than 1 Audit Committee members shall be expert in accounting or finance	Sung-Soo Yoon, Hyuck-Joon Noh, Jae-Jung Yoo

☐   Purpose

-   Examine legality of the management’s business execution

-   Review of soundness and reasonableness of corporate financial activities and appropriateness of financial report

-   Review the feasibility of significant accounting standards or changes in accounting estimates

-   Evaluate internal accounting control system operational status

-   Evaluate internal control system

-   Consent to appointment and dismissal of person in charge of internal audit department

-   Contract for the appointment, remuneration and non-audit services of external auditors

-   Evaluation of external auditor’s audit activity

-   Rreport of annual audit plan and result of internal audit department

-   Report on the evaluation of compliance with the ethical norms of the employees of the company

-   External auditor’s report of important facts that are in violation of laws or ordinances or misconduct regarding the performance of duties of directors of the Company

-   External auditor’s report on violation of accounting standards of the company

-   Other agenda as acknowledged to be necessary by each member

1. Ground for establishment of the Audit Committee shall be reflected in the articles of incorporation upon the ordinary general meeting of shareholders for 2009 (March 25, 2010)

2. New establishment of relevant bylaws (March 25, 2010)

Committee	Composition	Members	Purpose and Authority	Remarks
Outside Director Nominating Committee	1. No less than 3 directors 2. No less than the majority of members shall be outside directors	Ji-Woo Park Hyuck-Joon Noh Young-Wook Kim

☐   Purpose

-   Search for, examine and nominate competent candidates for outside directors through a fair process

☐   Resolutions

-   Establish, review and supplement principles of appointment of outside directors

-   Nominate of outside director candidates to be appointed by the general shareholders meeting

-   Constantly manage outside director candidates pool and verify candidates

-   Matters as necessary for outside director nomination

1. Grounds for establishment of the Outside Director Nominating Committee were included in the articles of incorporation during the annual general meeting of shareholders for 2009 (March 25, 2010).

2. Regulations on internal matters was newly established (March 25, 2010).

3. This committee became a standing committee as of October 15, 2015.

Representative Director Nominating Committee	1. All the outside directors	Yong-Soo Seok Young-Wook Kim Hyuck-Joon Noh Sung-Soo Yoon

☐   Purpose

-   Screen a representative director candidate who is appointed by the Corporate Governance Committee of the holding company and nominate the person at the general meeting of shareholders

☐   Resolutions

-   Nominate the representative director to be appointed at the general meeting of shareholders

Standing committee

Audit Committee Member Nominating Committee	1. All the outside directors	Yong-Soo Seok Young-Wook Kim Hyuck-Joon Noh Sung-Soo Yoon

☐   Purpose

-   Search for, examine and nominate competent candidates for the Audit Committee members through a fair process

☐   Resolutions

-   Nominate the Audit Committee member to be appointed at the general meeting of shareholders

Non-standing committee

Committee	Composition	Members	Purpose and Authority	Remarks
Risk Management Committee	1. Three persons including the chairman 2. The majority of the committee members shall be outside directors. 3. The chairman shall be an outside director who is an expert on risk management.	Young-Wook Kim, Yong-Soo Seok, Sung-Soo Yoon

☐   Purpose

-   The Risk Management Committee, on behalf of the Board of Directors, aims to establish and approve risk management strategies and policies to enable timely recognition, measurement, monitoring and control of all risks arising from business.

☐   Resolutions

-   Establish basic policy and strategy for risk management in accordance with management strategy.

-   Establish target risk appetite.

-   Establish the Risk Management Council regulation and the risk management regulation and amend thereof (excluding amendment due to revision of laws and regulations and other provisions or amendment to wording).

-   Matters regarding distribution of risk capital

☐   Deliberations

-   Amend the Risk Management Committee regulation

-   Other matters acknowledged to be necessary by the board of directors and the committee

1. Grounds for establishment of the Risk Management Committee were included in the articles of incorporation during the annual general meeting of shareholders for 2013 (March 20, 2014).

2. Regulations on internal matters was newly established (March 20, 2014).

Committee	Composition	Members	Purpose and Authority	Remarks

☐   Reports

-   Matters regarding establishment and execution of the risk management policy

-   Result of monitoring risk appetite and risk limit

-   Result of implementation of matters determined by the committee

-   Major activities of the Risk Management Council

-   Results of the inspection of the risk sector by the supervisory authority and the follow-up action of the result

-   Risk management status

-   Crisis situation analysis (including liquidity crisis situation analysis and emergency procurement plan)

-   Other matters acknowledged to be necessary by the board of directors and the committee

Committee	Composition	Members	Purpose and Authority	Remarks
Compensation Committee

1. No less than three directors, including one or more Risk Management Committee member

2. One of the members shall be a person who has worked for a financial company or has an experience on the company’s finance, accounting or treasury field.

Yong-Soo Seok, Young-Wook Kim, Ji-Woo Park

☐   Purpose

-   Establish the company’s compensation policy, on behalf of the board of directors, and monitor the design and operation of the compensation system.

☐   Resolutions

-   Determine the management and target persons who will be engaged in specific tasks.

-   Evaluate and deliberate appropriateness of design and operation of the compensation system for the target persons.

-   Conduct Annual Compensation Review

-   Determine the claw back of compensation amount and the future deferred payment from bonus of the person who is related to the management’s unethical act, loss occurrence, legal violation, etc. and the scope thereof

-   Other matters acknowledged to be necessary in relation to the performance compensation system by the board of directors or the committee

1. Regulations on internal matters was newly established (October 15, 2015)

5)	Details of activities of committees under the board of directors

A.	Outside Director Nominating Committee

(As of before March 23, 2017)
Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Man-Gi Min (Attendance rate: 100%)	Ji-Woo Park (Attendance rate: 100%)	Jung-Ho Suh (Attendance rate: 100%)
Approval

FY2017-1	2017.03.03	☐	Resolutions
		1.	Nomination of Yong-Soo Seok as outside director	Passed	Yes	Yes	Yes
		2.	Nominating Young-Wook Kim as outside director	Passed	Yes	Yes	Yes
		3.	Nominating Sung-Soo Yoon as outside director	Passed	Yes	Yes	Yes
		4.	Nominating Hyuck-Joon Noh as outside director	Passed	Yes	Yes	Yes

(As of May 15, 2017)
					Name of Outside Director
Round	Date of Meeting (yyyy.mm.dd)	Agenda		Resolution	Man-Gi Min (Attendance rate: 100%)	Ji-Woo Park (Attendance rate: 100%)	Jung-Ho Suh (Attendance rate: 100%)
					Approval

		☐	Resolutions
FY2017-2	2017.03.23	1.	Appointment of the chairman of the Outside Director Nominating Committee	Passed	Yes	Yes	Yes

B.	Risk Management Committee

(As of before March 23, 2017)
Name of Outside Director
Round	Date of Meeting	Agenda		Resolution	Jung-Ho Suh (Attendance rate: 100%)	Jong-Won Park (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)
Approval

FY2017-1	2017.01.11	☐	Resolutions
		1.	Amendment to the Risk Management Council regulation (proposed)	Passed	Yes	Yes	Yes
		2.	Amendment to risk management regulation (proposed)	Passed	Yes	Yes	Yes
		3.	Establishment of internal capital limit (proposed)	Passed	Yes	Yes	Yes
		4.	Establishment of credit extension limit by bureau (proposed)	Passed	Yes	Yes	Yes
		☐	Reports
		1.	Direction for KB Capital Risk Management policy for 2017	-	-	-	-
		2.	Report on result of total exposure limit establishment	-	-	-	-
		3.	Report on result of PI limit establishment	-	-	-	-
		4.	Establishing standards for managing new risk indicators	-	-	-	-

FY2017-2	2017.03.03	☐	Reports
		1.	Report on status of risk management for the 4Q, Y2016	-	-	-	-
		2.	Report on status of KB KOLAO Leasing risk management system building	-	-	-	-

(As of May 15, 2017)

Name of Outside Director
Round	Date of Meeting	Agenda			Young-Wook Kim (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)	Sung-Soo Yoon (Attendance rate: 100%)
				Resolution	Approval

FY2017-3	2017.03.23	☐	Resolutions	Passed	Yes	Yes	Yes
		1.	Appointment of the chairman of the Risk Management Committee

C.	Representative Director Nominating Committee

(As of May 15, 2017)

Name of Outside Director
Round	Date of Meeting	Agenda			Man-Gi Min (Attendance rate: 100%)	Jong-Won Park (Attendance rate: 100%)	Jung-Ho Suh (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)
				Resolution	Approval

FY2017-1	2017.03.03	☐	Resolutions	Passed	Yes	Yes	Yes	Yes
		1.	Nomination of Ji-Woo Park as the representative director

D.	Audit Committee Member Nominating Committee

(As of May 15, 2017)

Name of Outside Director
					Man-Gi Min (Attendance rate: 100%)	Jong-Won Park (Attendance rate: 100%)	Jung-Ho Suh (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)
Round	Date of Meeting		Agenda	Resolution	Approval

FY2017-1	2017.03.03	☐	Resolutions
		1.	Appointment of the chairman of the Audit Committee Member Nominating Committee	Passed	Yes	Yes	Yes	Yes
		2.	Nominating the Audit Committee member	Passed	Yes	Yes	Yes	Yes

E.	Please refer to “Matters Relating to the Audit System” below for the activities of the Audit Committee.

F.	Compensation Committee

(As of before March 23, 2017)

Name of Outside Directors
					Jung-Ho Suh (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)	Ji-Woo Park Attendance rate: (100%)
Round	Date of Meeting		Agenda	Resolution	Approval

FY2017-1	2017.03.02	☐	Resolutions	Passed	Yes	Yes	Yes
		1.	Resolutions on preparation and disclosure of annual report for compensation system

Name of Outside Directors
Round	Date of Meeting	Agenda		Resolution	Jung-Ho Suh (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)	Ji-Woo Park Attendance rate: (100%)
Approval

FY2017-2	2017.03.23	☐	Resolutions
		1.	Appointment of the chairman of the Compensation Committee	Passed	Yes	Yes	Yes
		2.	Approval for the management and remuneration thereof for 2017	Passed	Yes	Yes	Yes
		3.	Approval for payment of bonus for the management for 2016	Passed	Yes	Yes	Yes
		4.	Approval for the performance bonus system operation for the management for 2017 (proposed)	Passed	Yes	Yes	Yes

(As of May 15, 2017)

Name of Outside Directors
Round	Date of Meeting	Agenda			Young- Wook Kim (Attendance rate: 100%)	Yong-Soo Seok (Attendance rate: 100%)	Ji-Woo Park (Attendance rate: 100%)
				Resolution	Approval

FY2017-2	2017.03.23	☐	Resolutions
		1.	Appointment of the chairman of the Compensation Committee	Passed	Yes	Yes	Yes
		2.	Approval for the management remuneration for 2017	Passed	Yes	Yes	Yes
		3.	Approval for the management bonus payment for 2016	Passed	Yes	Yes	Yes
		4.	Approval for the management performance compensation system management for 2017 (proposed)	Passed	Yes	Yes	Yes

2.	Matters Relating to the Audit System

(1)	Audit Committee

1)	Biographical Information of the Audit Committee Members and Outside Director Status

The Company had total assets of no less than KRW 2 trillion as of the end of fiscal year 2009 and accordingly established its Audit Committee with three member (two outside directors, one executive director) on March 25, 2010 pursuant to Articles 542-11(1) and 415-2(2) of the KCC. The biographical information of the Audit Committee members is as follows:

(As of May 15, 2017)
Title	Name	Major Experience	Outside Director Status

Chairman	Sung-Soo Yoon	- Samil PricewaterhouseCoopers Accounting Corp. - Shinhan Accounting Corporation - (Current) Professor, Department of Business Administration, Korea University	Outside director

Member	Hyuck-Joon Noh	- Judge, Southern Branch Court, Seoul Central District Court - Lawyer, Yulchon Law Firm - (Current) Professor, College of Law, Seoul National University	Outside director

Title	Name	Major Experience	Outside Director Status

Standing Auditor	Jae-Jung Yoo

-     General Planning Team Manager and Auditor Team Manager, Citi Leasing, Inc.

-     Sales Department 2 Chief, Citicorp Leasing, Inc.

-     Sales Headquarter Chief, Citi Capital Group

-     Representative Director, Hyosung Capital Co., Ltd.

-     Representative Director, KT Capital and KT Rental

-     President, Han Kook Capital Co., Ltd.

Outside director

(As of before March 23, 2017)
Title	Name	Major Experience	Outside Director Status

Chairman	Jong-Won Park	- Auditor, Korea Finance Association / Korea Securities Association - Director of Korean Association of Financial Engineering - (Current) Professor, School of Business, University of Seoul	Outside director

Member	Man-Gi Min

-     Chief Prosecutor, Public Hearing Department 1, Seoul Central District Prosecutor’s Office

-     Legal Counsel, Seoul Metropolitan Government

-     Professor of Graduate School of Law, Sungkyunkwan University

Outside director

Standing Auditor	Jae-Jung Yoo

-     General Planning Team Manager and Auditor Team Manager, Citicorp Leasing, Inc.

-     Sales Department 2 Chief, Citicorp Leasing, Inc.

-     Sales Headquarter Chief, Citi Capital Group

-     Representative Director, Hyosung Capital Co., Ltd.

-     Representative Director, KT Capital and KT Rental

-     President, Han Kook Capital Co., Ltd.

Outside director

2)	Independence of Audit Committee Members

The company provides that the duties of the Audit Committee can be carried out independently of the Board of Directors, executing organizations and other departments.

3)	Activities of the Audit Committee

A.	Audit Activities (January 1, 2017–May 15, 2017)

Classification	Details of Audit Activities	Details of Examination
Comprehensive Audit	Two times	No particulars
Divisional Audit	Nine times	No particulars
Special Audit	Zero times	—
Routine Audit	Entire department/everyday	No particulars

B.	Details of Major Activities of the Audit Committee

(As of May 15, 2017)
Round	Date of Meeting	Agenda	Resolution	Name of Outside Director
				Jong-Won Park (Attendance rate: 100%)	Man-Gi Min (Attendance rate: 100%)	Jae-Jung Yoo (Attendance rate: 100%)
Approval

☐ Resolutions
2017-1	2017.02.08	1. Approval for opinion of auditors on internal supervision device for 2016	Passed	Yes	Yes	Yes
☐ Deliberations
		1. Report on internal accounting management system operational status for 2016	—	—	—	—
		2. Compliance activity results for 2016 and compliance work plan for 2017	—	—	—	—
		3. Approval for report on evaluation of internal control system for 2016	—	—	—	—

2017-2	2017.03.03	☐ Resolutions 1. Approval for internal accounting control system operational status	Passed	Yes	Yes	Yes
		2. Approval for audit report on financial statement and business report for 20016	Passed	Yes	Yes	Yes
☐ Deliberations
		1. Report on the results of the external auditor’s audit of the financial statements as of the end of 2016	—	—	—	—
2017-3	2017.03.03	☐ Resolutions
		1. Approval for agenda and documents to be submitted to the ordinary general meeting of shareholders for 2016	Passed	Yes	Yes	Yes

(2)	Compliance Officer

1)	Biographical Information and Major Experience of the Compliance Officer

The Company appointed one compliance officer satisfying each item of Article 50-6(4) of the Specialized Credit Financial Business Act based on Paragraph 2 of Article 50-6 (Internal Control Standards) of the Specialized Credit Financial Business Act.

(As of May 15, 2017)
Title	Name	Major Experience	Date of Appointment
Compliance Officer	Jae-won Choi

-     Account Department Chief, Hanmi Capital

-     Financial Planning Department Chief of Woori Financial

-     Compliance Supporting Department Chief, KB Capital

-     (Current) Compliance officer (executive director) KB Capital

2017.1.1 (Term of office: 2 years)

3.	Matters Relating to the Exercise of Voting Rights of Shareholders

(1)	Adoption of Concentrated Voting System

•	Not applicable pursuant to Article 28(4) of the articles of incorporation

(2)	Adoption of Written Voting System or Electronic Voting System

▶ Adoption of written voting system (Approval for extraordinary general meeting of shareholders dated October 2016, 2007)
▶ Articles of incorporation	Article 23 (exercise of voting right by vote and in writing)
Article 23	1. Each shareholder shall have one (1) vote for one (1) share.
2. A shareholder may exercise his/her voting right in writing without physically attending the meeting by a resolution of the board of directors.
3. The company shall attach documents and references as necessary for the exercise of voting rights of a shareholder to a notice of convocation of the meeting in case of Paragraph (2).
4. Any shareholder who wishes to exercise the voting right in writing shall state the matters as necessary for the document in Paragraph (3) and submit it to the company before the date set for the meeting.

VI.	MATTERS RELATING TO SHAREHOLDERS OF KB CAPITAL

Stock Ownership of the Largest Shareholder and Specially-Related Parties

(As of the date of submission of the Securities Registration Statement)					(Unit: Shares, %)
Name	Relationship	Type of Shares	Number of Shares	Shareholding Ratio
KB Financial Group	Largest Shareholder	Common shares	17,129,930	79.7	Note 1)
Total		Common shares	17,129,930	79.7
		Others

1.	Figures reflect the results of the KBC Tender Offer ended on May 12, 2017.
2.	On April 27, 2017, shares held by executive director Jae-Jung Yoo, an existing specially related party, were sold in a transaction on the exchange (50,960 shares).

(1)	Overview of the Largest Shareholder

1)	General Matters

Name of the Entity	KB Financial Group Inc.
Date of Establishment	September 29, 2008
Representative Director	Representative Director & CEO Jong Kyoo Yoon
Address of the Headquarters	84, Namdaemun-ro, Jung-gu, Seoul
Phone Number	02) 2073-7114
Website	http://www.kbfg.com

2)	Representative of the Largest Shareholder Entity

Name	Title (Whether Standing or Non- Standing)	Year of Birth
Jong Kyoo Yoon	Chairman (Standing)	1955

Changes in the Largest Shareholder

(As of May 15, 2017)			(Units: Shares, %)
Date of Change	Largest Shareholder	Number of Shares Held	Shareholding Ratio	Remarks
March 20, 2014	KB Financial Group Inc.	11,180,630	52.02	—

1.	On February 24, 2014, Woori Financial Group, the largest shareholder at the time, and KB Financial Group executed a share purchase agreement for the transfer of control over KB Capital, and KB Financial Group owned 52.02% as of March 20, 2014.
2.	The Company additionally acquired 5,949,300 shares through a tender offer in May 2017, which resulted in its shareholding ratio increasing from 52.02% to 79.7%.

Shareholding Status

(As of the date of submission of the Securities Registration Statement)			(Unit: Shares)
Classification	Shareholder	Number of Shares Held	Shareholding Ratio (%)	Remarks
Shareholder with 5% or more of total issued shares	KB Financial Group Inc.	17,129,930	79.7%	See note 1
	KB Asset Management	4,203,545	19.56%	As of March 31, 2017
	Korean National Pension Service	1,533,491	7.14%
Employee Stock Ownership Association		8,362	0.04%

1.	Reflects the result of the tender offer ended on May 12, 2017.

Minority Shareholding Status

(As of March 31, 2017)				(Units: Shares, %)
Classification	Shareholder		Shares Held		Remarks
	Number of Shares	Percentage	Number of Shares	Percentage
Minority Shareholders	2,747	99.67	3,941,530	18.24	—

1.	Based on the most recent date of closure of the shareholder register.

VII.	MATTERS RELATING TO EXECUTIVE OFFICERS AND EMPLOYEES OF KB CAPITAL

1.	Management and Employees

A.	Management

(As of the date of submission of the Securities Registration Statement)										(Unit: Shares)
Name	Gender	Date of Birth	Position	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Ji-Woo Park	Male	January 1957	President and CEO	Yes	Yes	Oversees Overall Management	Department Manager, Investment Trust Products Department, Kookmin Bank Head Manager, Online Channel Division, Kookmin Bank Senior Executive Vice President, Credit Card Business Group, Kookmin Bank Vice President, KB Kookmin Card Co., Ltd. Senior Executive Vice President, Consumer Satisfaction Division, Kookmin Bank Deputy & Deputy President (Acting President), Kookmin Bank	—		March 26, 2015 – present	March 22, 2018

Jae-Jung Yoo	Male	May 1952	Executive Director	Yes	Yes	Member of Audit Committee	General Manager of Total Planning and concurrent Audit Team Manager, Cheil Citi Lease Department Manager, 2nd Sales Department, Cheil Citi Lease Head Manager, Sales Division, Citi Capital President and CEO, Hyosung Capital Co., Ltd. President and CEO, KT Capital and KT Rental President and CEO, Han Kook Capital Co., Ltd.	50,960		March 26, 2015 – present	March 22, 2018

Yong-Soo Seok	Male	January 1955	Outside Director	Yes	No	Outside Director	Branch Manager, Yangpyeong-dong Branch and West Yeouido Branch, Kookmin Bank Head Manager, West Daegu Regional Division, Kookmin Bank Head Manager, Central Regional Division, Kookmin Bank Senior Executive Vice President, HR Group, Kookmin Bank	—		March 24, 2016 – present	March 23, 2018

Young-Wook Kim	Male	March 1958	Outside Director	Yes	No	Outside Director	Research Fellow, Industry Department, JoongAng Ilbo Vice President, JoongAng Ilbo Economic Research Institute Economic Editorial writer (Deputy Managing Editor), JoongAng Ilbo (Present) Standing Advisor to the Korea Institute of Finance	—		March 23, 2017 – present	March 23, 2018

Name	Gender	Date of Birth	Position	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Hyuk-Joon Roh	Male	September 1970	Outside Director	Yes	No	Outside Director	Judge, Southern Branch of the Seoul District Court Attorney-at-law, Yulchon LLC	—		March 23, 2017 – present	March 23, 2018
Assistant Professor, College of Law, Dankook University (Present) Professor, School of Law, Seoul National University

Sung-Soo Yoon	Male	November 1962	Outside Director	Yes	No	Outside Director	Samil PriceWater Coopers Shinhan Accounting Corporation Assistant Professor, UCLA (Present) Professor, Department of Business Administration, Korea University	—		March 23, 2017 – present	March 23, 2018

Seung Hyup Shin	Male	April 1970	Non-Standing Director	Yes	No	Non-Standing Director	Manager, Foreign Exchange Business Department, Kookmin Bank Manager, Seongsu-dong Corporate Banking Branch, Kookmin Bank Financial Planning Team Manager, Financial Planning Department, KB Financial Group (Present) Head, Business Management Unit, KB Financial Group	—		March 23, 2017 – present	March 23, 2018
Gwan-Gi Oh	Male	June 1960	Vice President	No	Yes	Credit Management	Branch Manager, Boramae Branch, Kookmin Bank Head Manager, Gangnam Regional Division, Kookmin Bank Head Manager, Sales Promotion Division, Kookmin Bank	—		January 1, 2017 – present	December 31, 2017

Young-Ho Kang	Male	August 1960	Vice President	No	Yes	Head of Risk Management	Head Manager, East and West Busan Regional Divisions, Kookmin Bank Head, Busan Regional Sales Group, Kookmin Bank	—		October 31, 2016 – present	December 31, 2018

Name	Gender	Date of Birth	Position	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Byung-Ho Nam	Male	February 1967	Senior Managing Director	No	Yes	Business Management	Officer-in-charge, Finance Central, Seoul Metropolitan Government Head, Financial Restructuring Unit, Financial Services Commission	—		January 17, 2015 – present	December 31, 2017

Regulation Reform and Legal Affairs Officer, Financial Services Commission

Director, International Cooperation Office, Financial Services Commission

Managing Director in charge of Competitivity Enhancement, KT Corporate Center

Managing Director in charge of Synergy Development 1, KT Synergy Management Office

President and CEO, KT Capital

Soo-Nam Hwang	Male	February 1964	Senior Managing Director	No	Yes	Sales Channel	B.A., Economics, Sogang University Team Manager, Marketing Team, Hyundai Capital Services, Inc. Team Manager, Sales Team, Hyundai Capital Services, Inc.	—		December 29, 2009 – present	December 31, 2017
Hong-Nam Kim	Male	May 1959	Managing Director	No	Yes	Corporate Banking	Team Manager, Hadang Corporate Banking Branch, Kookmin Bank Branch Manager, Sangil-dong Branch and Ilsan Corporate Banking Branches, Kookmin Bank Branch Manager of Mansu-dong Branch and Head Manager of Gangdong Regional Division, Kookmin Bank	—		March 24, 2014 – present	December 31, 2017

Young-Hwan Yoon	Male	July 1960	Managing Director	No	Yes	Information Security	Team Manager, Financial Report and Control Department, Kookmin Bank Team Manager, Bugak Branch, Kookmin Bank Team Manager, Risk Management, Kookmin Bank	—		January 13, 2015 – present	December 31, 2017
Branch Manager, Songgang Branch, Kookmin Bank Department Manager, IT Planning Department, Kookmin Bank Department Manager, IT Channel Development Department, Kookmin Bank

Name	Gender	Date of Birth	Position	Registered Officer	Standing	Responsibilities	Education & Work Experience	Number of Shares Owned		Term in Office	End of Term
								Voting	Non- Voting
Jae-Heung Lee	Male	March 1962	Managing Director	No	Yes	Digital Services	Managing Director, Support Division, KB Kookmin Card Co., Ltd. Managing Director, Strategic Sales Division, KB Kookmin Card Co., Ltd.	—		January 1, 2017 – present	December 31, 2017

Jae-Won Choi	Male	March 1965	Managing Director	No	Yes	Compliance Officer	Principal Manager, Financial Planning Department, KB Capital Principal Manager, Compliance Support Department, KB Capital	—		January 1, 2017 – present	December 31, 2017
Seung-Ho Choi	Male	March 1963	Managing Director	No	Yes	Gyeongin Region Sales Channel	Regional Head Manager, Seoul Regional Division, KB Capital General Manager, Sales Promotion Office, KB Capital			January 1, 2017 – present	December 31, 2017

1.	Executive Director Jae-Jung Yoo sold his shares (50,960 shares) in a transaction on the exchange on April 27, 2017.

B.	Employees

(As of March 31, 2017)									(Unit: KRW millions)
Business	Gender	Number of Employees					Average Length of Continuous Service (in years)	Total Amount of Annual Salary	Average Annual Wage per Person	Remarks
		Non-Fixed Term Employees		Fixed-Term Employees		Total
		Total	(Part-Time Employees)	Total	(Part-Time Employees)
Sales Division	Male	207	—	26	—	233	6.29	5,743	24	—
Sales Division	Female	67	—	225	—	292	1.85	2,948	10	—
Administration Division	Male	106	—	27	—	133	5.66	3,372	25	—
Administration Division	Female	45	—	50	—	95	3.26	1,093	11	—

Total		425	—	328	—	753	4.05	13,157	17	—

1.	Excludes fringe benefits (holiday home leave, tuition benefits, etc.).
2.	Excludes non-registered officers.

2.	Compensation of Executive Officers

<Total Compensation for All Directors and Auditors >

1.	Total Amount Approved at General Meeting of Shareholders

			(Unit: KRW millions)
Category	Number of Persons	Amount Approved at General Meeting of Shareholders	Remarks
Executive Directors, Outside Directors	7	1,500	Comprehensive Approval

1.	As of March 23, 2017 (amount approved at the 28th general meeting of shareholders)

2.	Payment of compensation to directors is determined by the board of directors within the range approved at the general meeting of shareholders.

2.	Compensation Paid

2-1.	All Directors and Auditors

		(Unit: KRW millions)
Number of Persons	Total Amount of Compensation	Average Compensation per Person	Remarks
6	331	55	—

2-2.	By Type

			(Unit: KRW millions)
Category	Number of Persons	Total Amount of Compensation	Average Compensation per Person	Remarks
Registered Director (Excluding outside directors and members of the Audit Committee)	1	177	177	—
Outside Directors (excluding members of the Audit Committee)	2	21	11	—
Members of Audit Committee	2	21	11	—
Auditor	1	112	112	—

1.	Excludes one director who did not engage in general business affairs and includes fringe benefits (holiday home leave, tuition benefits, etc.) and includes allowance for severance and retirement.

2.	Number of persons employed as of the date of the business report

3.	Total amount of compensation to officers represents the aggregate amount for all relevant executive officers due to resignations and appointments occurring in 2015, 2016 and 2017

<Individual Compensation of Directors and Auditors>

1.	Amount of Individual Compensation

-	No individual director or auditor received compensation in excess of KRW 500 million (no obligation to make public disclosure).

Name	Position	Total Amount of Compensation	Additional Compensation
—	—	—	—

2.	Criteria and Method of Calculation

-	Not applicable

VIII.	MATTERS RELATING TO AFFILIATED COMPANIES

1.	Names of the Business Group and its Affiliated Company

1)	Name of the Business Group: KB Financial Group Inc.

Corporation Number	Business Registration Number
110111-3975517	201-86-08254

2)	Name of the affiliated company: KB Capital Co., Ltd.

Corporation Number	Business Registration Number
130111-0013499	124-81-25121

2.	Group Organization

1)	Affiliated Companies

Classification	Company Name	Controlling Company	Remarks

Holding Company (1)	KB Financial Group Inc.	—	Listed

First-tier Subsidiaries (12)	Kookmin Bank	KB Financial Group Inc.	Not listed
	KB Securities Co., Ltd.		Not listed
	KB Insurance Co., Ltd.		Listed
	KB Kookmin Card Co., Ltd.		Not listed
	KB Life Insurance Co., Ltd.		Not listed
	KB Asset Management Co., Ltd.		Not listed
	KB Capital Co., Ltd.		Listed
	KB Savings Bank Co., Ltd.		Not listed
	KB Real Estate Trust Co., Ltd.		Not listed
	KB Investment Co., Ltd.		Not listed
	KB Credit Information Co., Ltd.		Not listed
	KB Data Systems Co., Ltd.		Not listed
Second-tier Subsidiaries (23)	Kookmin Bank International Ltd. (London)	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia PLC		Not listed (Overseas)
	Kookmin Bank (China) Ltd.		Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd		Not listed (Overseas)
	Hyundai Savings Bank Co., Ltd.	KB Securities Co., Ltd.	Not listed
	Hyundai Asset Management Co., Ltd.		Not listed
	KBFG Securities America Inc.		Not listed (Overseas)
	KB Securities Hong Kong Ltd.		Not listed (Overseas)
	Hyundai-TONGYANG Agrifood Private Equity Fund		Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund		Not listed
	KB-Eisen Private Equity Fund No.1		Not listed
	KB 3rd Private Equity Joint Venture		Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance Co., Ltd.	Not listed
	KB Sonbo CNS		Not listed
	Leading Insurance Services, Inc.		Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.		Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia		Not listed (Overseas)
	KB Golden Life Care Co., Ltd.		Not listed
	KB KOLAO LEASING CO., LTD.	KB Capital Co., Ltd.	Not listed (Overseas)
	KoFC KBIC Frontier Champ 2010-5 Private Equity Fund	KB Investment Co., Ltd.	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2 Private Equity Fund		Not listed
	KoFC Value-up Private Equity Fund		Not listed
	Korea GCC Global Corporation Private Equity Fund		Not listed

3.	Organization Responsible for Coordination Among the Affiliated Companies

As of March 31, 2017, as a subsidiary of KB Financial Group Inc., KB Capital coordinates businesses conducted with its affiliates as well as with interested parties where applicable. Also, its holding company (parent company) plays such role of coordination as well.

4.	Directors and Executive Officers with Concurrent Offices at the Company and Affiliates

•	Not applicable

Investment in Other Entities

(As of March 31, 2017)										(Units: KRW millions, shares, %)
Name of Entity	Date of Initial Acquisition	Purpose of Investment	Initial Acquisition Price	Opening Balance			Increase (Decrease)			Closing Balance			Financial Status of the Recent Fiscal Year
				Quantity	Shareholding Ratio	Book Value	Acquisition (Disposal)		Unrealized Gain (Loss)	Quantity	Shareholding Ratio	Book Value	Total Assets	Net Profit
							Quantity	Price
SY Auto Capital (Not listed)	November 3, 2015	Investment	9,800	1,960,000	49.00	9,481	—	—	—	1,960,000	49.00	5,693	65,292	6,962
KB KOLAO LEASING CO., LTD.	February 8, 2017	Transfer to subsidiary	5,967	1,020,000	51.00	5,967	—	—	—	1,020,000	51.00	5,967	11,285	Δ188
Total				—	—	15,448	—	—	—	—	—	15,767	—	—

1.	Based on financial assets classified as equity securities (shares and investments).
2.	Based on cases where the shareholding ratio exceeds 5% or the book value exceeds KRW 10 billion.

IX.	OTHER MATTERS NECESSARY FOR PROTECTION OF INVESTORS

1.	Credit Extended to Major Shareholders (Including 10%+ Shareholders and Specially Related Parties)

			(Unit: KRW millions)
Specially Related Party	Account	Purpose	Acquisition Cost	Book Value
Korean National Pension Service	Lease	IT Natural Disaster Recovery System	1,865	194

1.	Lease term: February 25, 2013 – February 25, 2018

				(Unit: KRW millions)
Specially Related Party	Purpose	Loan Commitment	Loan	Outstanding Amount	Interest Rate
SY Auto Capital	Provision of working capital	30,000	10,000	10,000	2.884%
			10,000		2.864%

1.	Term: January 21, 2016 – January 20, 2018

2.	Asset Transfers with Major Shareholders

•	Not applicable

3.	Business Transactions with Major Shareholders (Long-Term Supply Agreements)

•	Not applicable

4.	Securities Transactions with Major Shareholders

				(Unit: KRW millions)
Specially Related Party	Transaction Details	Issuance Date	Maturity Date	Interest Rate	Amount Issued
KB Financial Group	The 299th private placement hybrid bonds	2015.03.27	2045.03.27	5.011%	50,000
KB Financial Group	The 320th private placement hybrid bonds	2015.09.24	2045.09.24	4.606%	50,000
KB Financial Group	The 343rd private placement hybrid bonds	2016.03.29	2046.03.29	4.396%	50,000
KB Financial Group	The 352nd private placement hybrid bonds	2016.06.28	2046.06.28	4.064%	50,000
KB Financial Group	The 367th private placement hybrid bonds	2016.11.28	2046.11.28	4.744%	50,000
KB Financial Group	The 378th private placement hybrid bonds	2017.04.27	2047.04.27	4.431%	50,000

5.	Transactions with Interested Parties Other Than Major Shareholders (Including 5%+ Shareholders and Specially Related Parties)

			(Unit: KRW millions)
Specially Related Party	Transaction Period	Transaction Type	Transactions Details	Transaction Amount
SY Auto Capital	2017.01.01 – 2017.03.31	Asset (bond) purchase	Purchase of SY Auto Capital bonds	159,465

1.	Based on transactions with transaction amount of at least 5% of revenues of the most recent fiscal year or transactions with long-term supply agreements of one year or more.

						(Unit: KRW millions)
Company Name	Relationship	Transaction Details					Remarks
		Type of Marketable Securities	Bought	Sold	Total	Trading Profit
KB Securities	Affiliate	Corporate Bond		20,000	—		—
Total	—	—	—	20,000	—	—	—

1.	Relevant term: January 1, 2017 – March 31, 2017

•	For details on KB Capital’s transactions with other specially related parties, please see the notes relating to transactions with specially related parties in the Audit Report attached to the Securities Registration Statement.

6.	Status of and Changes to Disclosure

•	Not applicable

7.	Summary of Minutes of the General Meeting of Shareholders

Date	Agenda	Outcome	Remarks
28th General Shareholders’ Meeting (March 23, 2017)	Item 1: Approve the 28th (Jan. 1-Dec. 31, 2016) financial statements (including profit appropriation statement)	Approved as proposed	—
	Item 2: Amend the articles of incorporation	Approved as proposed
	Item 3: Appoint directors	Approved as proposed
	Item 4: Appoint representative director	Approved as proposed
	Item 5: Appoint outside director audit committee director	Approved as proposed
	Item 6: Appoint audit committee members	Approved as proposed
No. 6-1: Candidate for non-outside director audit committee member
No. 6-2: Candidate for outside director audit committee member
	Agenda Item 7: Approve the maximum amount of director compensation	Approved as proposed

28th Extraordinary General Shareholders’ Meeting (December 9, 2016)	Item 1: Amend the articles of incorporation	Approved as proposed	—

27th General Shareholders’ Meeting (March 24, 2016)	Item 1: Approve the 27th (Jan. 1-Dec. 31, 2015) financial statements (including profit appropriation statement)	Approved as proposed	—
	Item 2: Amend the articles of incorporation	Approved as proposed
	Item 3: Appoint directors	Approved as proposed
	Item 4: Appoint representative director	Approved as proposed
	Item 5: Appoint outside director audit committee member committee	Approved as proposed
	Item 6: Appoint full-time director audit committee member	Approved as proposed
	Item 7: Approve the maximum amount of director compensation	Approved as proposed
26th General Shareholders’ Meeting (March 26, 2015)	Item 1: Approve the 26th (Jan. 1-Dec. 31, 2014) financial statements (including profit appropriation statement)	Approved as proposed	—
	Item 2: Appoint directors	Approved as proposed
	Item 3: Appoint representative director	Approved as proposed
	Item 4: Appoint outside director audit committee member committee	Approved as proposed
	Item 5: Appoint full-time director audit committee member	Approved as proposed
	Item 6: Approve the maximum amount of director compensation	Approved as proposed

Date	Agenda	Outcome	Remarks
25th General Shareholders’ Meeting (March 20, 2014)	Item 1: Approve the 25th (Jan. 1-Dec. 31, 2013) financial statements (including profit appropriation statement)	Approved as proposed	—
	Item 2: Amend the articles of incorporation	Approved as proposed
	Item 3: Appoint directors	Approved as proposed
	Item 4: Appoint representative director	Approved as proposed
	Item 5: Appoint full-time director audit committee member	Approved as proposed
	Item 6: Appoint outside director audit committee member committee	Approved as proposed
	Item 7: Approve the maximum amount of director compensation	Approved as proposed
24th General Shareholders’ Meeting (March 21, 2013)	Item 1: Approve the 24th financial statements (including profit appropriation statement)	Approved as proposed	—
	Item 2: Partially amend the articles of incorporation	Approved as proposed
	Item 3: Appoint directors	Approved as proposed
	Item 4: Appoint representative director	Approved as proposed
	Item 5: Appoint outside director audit committee member committee	Approved as proposed
	Item 6: Approve the maximum amount of director compensation	Approved as proposed

8.	Contingent Liabilities

(1)	Major Legal Proceedings

•	As of the date of submission of the Securities Registration Statement, there are no legal actions that may have a material effect on KB Capital’s operations.

(2)	Promissory Notes and Checks for Mortgage or Collateral

•	Not applicable

(3)	Other Contingent Liabilities

1)	As of March 31, 2017, the main borrowing agreements of KB Capital are as follows.

			(Unit: KRW thousands)
Lender	Type	Commitment Limit	Outstanding Amount
Shinhan Bank Co., Ltd.	Commercial paper	50,000,000	—
Woori Bank Co., Ltd.	General loan	30,000,000	—
Nonghyup Bank Co., Ltd.	General loan	10,000,000	—
The Jeonbuk Bank Co., Ltd.	General loan	10,000,000	—
Korea Development Bank	General loan	30,000,000	—

Total		130,000,000	—

2)	As of March 31, 2017, KB Capital has an agreement with Woori Bank to purchase overdue receivables relating to Woori Bank’s automobile installment loans. As of March 31, 2017, KB Capital recognized KRW212,923,000 in guarantee amounts and KRW23,351,000 in related commission income.

3)	As of March 31, 2017, KB Capital has agreements for extension of credit in the aggregate amount of KRW 341,437 million, KRW159,991 million of which remained unused.

4)	As of March 31, 2017, there were 14 cases of ongoing litigation involving KB Capital as defendant (with a total claimed amount of KRW15,525 million).

(4)	Issuance of Debt Securities Recognized as Equity

Type	299th private placement hybrid securities	320th private placement hybrid securities	343rd private placement hybrid securities	352nd private placement hybrid securities	367th private placement hybrid securities	378th private placement hybrid securities
Issue Date	March 27, 2015	September 24, 2015	March 29, 2016	June 28, 2016	November 28, 2016	April 27, 2017
Amount Issued	KRW50 billion	KRW50 billion	KRW50 billion	KRW50 billion	KRW50 billion	KRW50 billion
Purpose of Issuance	Additional capital
Issue Method	Private placement hybrid securities
Listing Status	Non-listed
Outstanding Balance	KRW50 billion	KRW50 billion	KRW50 billion	KRW50 billion	KRW50 billion	KRW50 billion
Recognition as Capital (Accounting Basis)	Possible to extend maturity depending on the issuer’s decision at time of maturity. Recognized as capital for accounting purposes based on unconditional right to avoid payment of principal and interest such as possibility of delaying interest payment when certain conditions (e.g., non-payment of dividends to junior claims and same-priority claims) are met.
Unpaid Accumulated Interest	Not applicable
Maturity Date	March 27, 2045	September 24, 2045	March 29, 2046	June 28, 2046	November 28, 2046	April 27, 2047
Option Redemption Date	Exercisable from March 27, 2020, when five years have passed since the issuance date	Exercisable from September 24, 2020, when five years have passed since the issuance date	Exercisable from March 29, 2021, when five years have passed since the issuance date	Exercisable from June 28, 2021, when five years have passed since the issuance date	Exercisable from November 28, 2021, when five years have passed since the issuance date	Exercisable from April 27, 2022, when five years have passed since the issuance date
Accounting Call / Tax Call (Immediate call redemption)
Interest Rate	5.011%	4.606%	4.396%	4.064%	4.744%	4.431%
Priority	General claim, posterior to junior claim
Impact on Financial Structure in Case of Classification as Debt	Increase in debt ratio (increase from 832% to 1,230% in the first quarter of 2017)
Other Important Issuing Conditions, Etc.	Step-up condition: issuance interest rate + additional interest (2.00%) after five years have passed

1.	KB Financial Group acquired the full amounts when KRW100 billion, KRW150 billion and KRW50 billion were issued in 2015, 2016 and 2017, respectively.

4.	Sanctions and Other Matters

•	Not applicable

5.	Significant Matters that Occurred after Submission of the Securities Registration Statement

On April 14, 2017, KB Financial Group executed a comprehensive share swap agreement on the basis of its decision to convert KB Capital into a wholly-owned subsidiary. For related details, please refer to the Report of Material Event (decision on share swap/transfer) that was publicly disclosed on April 14, 2017.

[Confirmation by Experts]

1.	Confirmation by Experts

•	Not applicable

2.	Relationship with Experts

•	Not applicable